Form 20-F
period 2012-12-31
GasLog Ltd.
filed 2013-03-28
CIK 1534126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd.

(Exact name of Company as specified in its charter)

NOT APPLICABLE
(Translation of Company’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive offices)

Line Køhler Ljungdahl, Head of Legal
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
Monaco Telephone: +377 97 97 51 15 Facsimile : +377 97 97 51 24
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, $0.01 par value per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2012, there were 62,863,166 common shares of the Company’s common stock outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).     Yes ☐ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ☐  International Financial Reporting Standards as issued     Other ☐
 by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.     Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to “GasLog”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to GasLog Ltd., or any one or more of its subsidiaries or their predecessors, or to such entities collectively.

This is the first annual report that we are filing following our initial public offering and concurrent private placement which closed on April 4, 2012, and which are collectively referred to in this annual report as our “IPO”.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward- looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•

general liquefied natural gas (“LNG”) and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	our ability to enter into time charters with our existing customers as well as new customers;

•	our contracted charter revenue;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	the effect of the worldwide economic slowdown;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	expiration dates and extensions of charters;

ii

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	requirements imposed by classification societies;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” of this annual report. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods and dependence on affiliated managers; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We caution that these and other forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this annual report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described in “Item 3. Key Information—D. Risk Factors” of this annual report. As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of GasLog Ltd. for each of the five years in the five-year period ended December 31, 2012. The selected consolidated financial data of GasLog Ltd. as of December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012, is a summary of and is derived from our audited consolidated financial statements and notes thereto included in “Item 18. Financial Statements”. The selected consolidated financial data as of December 31, 2009 and 2010, and for the years ended December 31, 2008 and 2009, is a summary of and is derived from our audited consolidated financial statements which are not included in this annual report. The selected consolidated financial data as of December 31, 2008 is a summary of and is derived from our unaudited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except share and per share data)
STATEMENT OF INCOME
Revenues	$8,134	$8,528	$39,832	$66,471	$68,542
Vessel operating and supervision costs	(3,193)	(3,056)	(8,644)	(12,946)	(14,646)
Depreciation of fixed assets	(96)	(126)	(6,560)	(12,827)	(13,065)
General and administrative expenses	(7,487)	(6,241)	(11,571)	(15,997)	(20,410)

(Loss)/profit from operations	(2,642)	(894)	13,056	24,701	20,421

Financial costs	(32)	(72)	(5,046)	(9,631)	(11,669)
Financial income	360	52	121	42	1,174
Loss on interest rate swaps	—	—	—	(2,725)	(6,783)
(Loss)/gain on financial investments	(23,614)	4,689	—	—	—
Share of profit of associate	645	635	1,460	1,312	1,078
Gain on disposal of subsidiaries	—	—	—	25	—

Total other (expense)/income	(22,641)	5,304	(3,465)	(10,978)	(16,200)

(Loss)/profit for the year	$(25,283)	$4,409	$9,591	$13,723	$4,221

(Loss)/profit attributable to owners of the Group	$(25,283)	$4,409	$9,849	$14,040	$4,221
Loss attributable to non-controlling interest	$—	$—	$(258)	$(317)	$—
(Loss)/earnings per share, basic and diluted(1)	$(0.71)	$0.12	$0.25	$0.36	$0.07
Weighted average number of shares, basic(1)	35,700,000	35,700,000	35,700,000	35,837,297	56,093,775
Weighted average number of shares, diluted(1)	35,700,000	35,700,000	39,101,496	39,101,496	56,695,519
Dividends declared per share(1)(2)	$—	$—	$0.44	$0.22	$0.11

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except share and per share data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$5,477	$7,240	$23,270	$20,093	$110,978
Short-term investments	—	—	—	—	104,674
Investment in associate(3)	7,103	7,113	7,003	6,528	6,856
Tangible fixed assets(4)	191	475	450,265	438,902	426,880
Vessels under construction	201,427	246,445	18,700	109,070	217,322
Total assets	237,956	277,924	512,005	607,013	908,768
Loans—current portion	—	4,191	22,640	24,277	25,753
Loans—non-current portion	160,156	170,869	287,597	256,788	228,515
Share capital(1)	382	391	391	391	629
Equity attributable to owners of the Group	65,599	91,017	171,733	290,414	603,210
Non-controlling interest	—	—	9,199	—	—
Total equity	65,599	91,017	180,932	290,414	603,210

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except share and per share data)
CASH FLOW DATA
Net cash (used in)/from operating activities	$(1,884)	$134	$25,633	$27,001	$24,918
Net cash used in investing activities	(210,449)	(32,167)	(212,806)	(86,464)	(212,621)
Net cash from financing activities	202,734	33,796	203,203	56,286	278,811

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except share and per share data)
FLEET DATA(5)
Number of managed ships at end of period	8	8	14	14	14
Average number of managed ships during period	8.0	8.0	10.3	14.0	14.0
Number of owned ships at end of period	—	—	2	2	2
Average number of owned ships during period	—	—	1.0	2.0	2.0
Average age of owned ships (years)	—	—	0.5	1.5	2.5
Total calendar days for owned fleet	—	—	372	730	732
Total operating days for owned fleet	—	—	372	730	732

(1)	Gives effect to the 238-for-1 share split effected on March 13, 2012.

(2)

Of the total $17.25 million, $8.5 million and $6.9 million dividends declared, respectively, during the years ended December 31, 2010, 2011 and 2012, $16.77 million, $0.77 million and $6.9 million, respectively, was paid in cash and the remainder was contributed to the capital of the Company by our existing majority shareholder.

(3)	Consists of our 25% ownership interest in Egypt LNG Shipping Ltd. or “Egypt LNG”.

(4)

Includes delivered vessels (including drydocking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

(5)

Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our wholly owned ships, the GasLog Savannah and the GasLog Singapore delivered prior to December 31, 2012. The data presented regarding our managed fleet includes our owned fleet as well as ships owned by BG Group plc or “BG Group” and Egypt LNG that are operating under our management.

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2012:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2012
(in thousands of U.S. dollars)
Debt:(1)
Loans—current portion(2)	$25,753
Loans—non-current portion(2)	$228,515

Total debt	$254,268

Equity attributable to shareholders:
Share capital(3)	$629
Contributed surplus	621,879
Reserves	(11,081)
Accumulated deficit	(8,217)

Total equity attributable to shareholders	$603,210

Total capitalization	$857,478

(1)

All of our indebtedness is secured by mortgages on our owned ships. Debt presented does not include borrowings we expect to make under our undrawn loan agreements aggregating $1.13 billion to fund a portion of the contract prices of six of our eight newbuildings, the GasLog Shanghai and the GasLog Santiago, of which $0.14 billion was drawn in January 2013 and $0.14 billion was drawn in March 2013 to finance the delivery of the GasLog Shanghai and the GasLog Santiago, respectively. Borrowings under the undrawn facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the ships. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

(2)	Loans presented at December 31, 2012 are shown net of $1.4 million of loan issuance costs that are being amortized over the term of the loans.

(3)	As of December 31, 2012, our issued and outstanding share capital consisted of 62,863,166 common shares.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Industry

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet beyond delivery of our eight contracted newbuildings, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters, or for any new ships we acquire beyond our contracted newbuildings, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We are seeking to enter into time charter contracts for two of our newbuildings scheduled for delivery in 2014 and 2015. We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, and upon any expansion of our fleet of owned ships beyond our contracted newbuildings. In addition, we may seek to expand the customer base for our ship management services. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for dividends to our shareholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

An oversupply of ships may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. During the period from 2005 to 2010, the global fleet of LNG carriers grew by an average of 15% per year due to the construction and delivery of new LNG carriers. Although the global newbuilding order book dropped steeply in 2009 and 2010, orders for over 80 newbuilding LNG carriers (including Floating Storage Regasification Units or “FSRU”) were placed during 2011 and 2012. The newbuilding order book of almost 94 ships (including FSRU) as of December 31, 2012 amounts to 26% of global LNG carrier fleet capacity, with the majority of the newbuildings scheduled for delivery in 2013 and 2014. This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

If charter hire rates are lower when we are seeking new time charters, our revenues and cash flows, including cash available for dividends to our shareholders, may decline.

If an active short-term or spot LNG carrier charter market continues to develop, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If an active short-term or spot charter market continues to develop, we may enter into short-term time charters upon expiration or early termination of our current charters, for any ships for which we have not secured charters, or for any new ships we acquire beyond our contracted newbuildings. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for dividends to our shareholders, if we enter into charters during periods when the market price for shipping LNG is depressed.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment, and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

Risks associated with operating and managing ocean-going ships could affect our business and reputation.

The operation and management of ocean-going ships carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	bad weather;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, or political action in various countries; and

•	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned or managed ships could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from termination of charter contracts or ship management agreements;

•	governmental fines, penalties or restrictions on conducting business;

•	litigation with our employees, customers or third parties;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade.

Although we carry protection and indemnity insurance covering our owned ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. Similarly, although we carry ship manager insurance in connection with our management of third-party ships, we can give no assurance that such insurance will adequately insure us against all risks associated with our ship management services, that our insurers will pay a particular claim or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Our ships may suffer damage and we may face unexpected costs and loss of revenue due to off-hire days.

In the event of damage to our owned ships, the damaged ship would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for dividends to our shareholders. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.

The required drydocking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.

Drydockings of our owned ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters or termination of our ship management contracts. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Disruptions in world financial markets could limit our ability to obtain future debt financing or refinance existing debt.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The current credit crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as substantial balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. As a result, financing may not be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of further business opportunities or respond to competitive pressures.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship’s flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society’s rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and to minimizing or addressing impacts on the environment from ship operations. We have incurred, and expect to continue to incur, substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, collect on, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention”.

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operator’s intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships worldwide in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our ships frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, as well as the continuing response of the United States and other countries to these attacks, and the threat of future terrorist attacks continue to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. The current conflicts in Iraq and Afghanistan, and continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Any terrorist attacks targeted at ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

We currently employ armed guards on board certain vessels operating in areas that may be prone to hijacking or terrorist attacks. The presence of armed guards may increase the risk of damage, injury or loss of life in connection with any attacks on our vessels, in addition to increasing crew costs.

We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, including losses relating to the employment of armed guards.

LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

In the future, the ships we own or manage could be required to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

Although the ships we own and those we manage have not called on ports in countries subject to sanctions or embargoes or in countries identified as state sponsors of terrorism, including Iran, North Korea and Syria, we cannot assure you that these ships will not call on ports in these countries in the future. While we intend to maintain compliance with all sanctions and embargoes applicable to us, U.S. and international sanctions and embargo laws and regulations do not necessarily apply to the same countries or proscribe the same activities, which may make compliance difficult. Additionally, the scope of certain laws may be unclear, and these laws may be subject to changing interpretations and application and may be amended or strengthened from time to time, including by adding or removing countries from the proscribed lists. Violations of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their investment, or not to invest, in us.

Operating costs and capital expenses will increase as our ships age.

In general, capital expenditures and other costs necessary for maintaining a ship in good operating condition increase as the age of the ship increases. Accordingly, it is likely that the operating costs of our ships will increase in the future.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations, although we expect that the impact of significant cost increases would be mitigated to some extent by provisions in our charter contracts, including review provisions and cost pass-through provisions.

Governments could requisition our ships during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Maritime claimants could arrest our ships, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a ship, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a ship for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a ship. The arrest or attachment of one or more of our ships which is not timely discharged could cause us to default on a charter or breach covenants in certain of our credit facilities and, to the extent such arrest or attachment is not covered by our protection and indemnity insurance, could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Additionally, in some jurisdictions, such as the Republic of South Africa, under the “sister ship” theory of liability, a claimant may arrest both the ship that is subject to the claimant’s maritime lien and any “associated” ship, which is any ship owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one ship in our fleet for claims relating to another of our ships.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Related to Our Business

Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, which effect would be amplified by the small size of our fleet during the period prior to delivery of our new LNG carriers that are on order.

Our owned fleet consists of four LNG carriers that are in operation and eight newbuildings on order. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination or failure to secure employment for any ships for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our four LNG carriers in operation. We do not carry loss of hire insurance.

Our vessel ownership segment has a limited operating history.

We have provided LNG ship management services through our subsidiary GasLog LNG Services Ltd. or “GasLog LNG Services” since 2001, but our vessel ownership operating segment has a more limited operating history. The principal assets of our vessel ownership segment are our four wholly owned LNG carriers delivered in 2010 and 2013. As we take delivery of our eight newbuildings on order, an increasingly large portion of our operating results will depend on the performance of our vessel ownership segment. Accordingly, we expect our future operating results to differ materially from our historical operating results.

We depend upon two customers for nearly all of our revenues. The loss of either or both of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have historically derived nearly all of our revenues from one customer, BG Group plc or “BG Group”. For the year ended December 31, 2012, BG Group accounted for 97% of our revenues. Following the delivery of our eight new LNG carriers on order, they will continue to be a key customer, as four of our newbuildings will be chartered to a subsidiary of BG Group upon delivery from the shipyard for a total of eight ships chartered to BG Group. Of the remaining four newbuildings, two will be chartered to a subsidiary of Shell. We could lose a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If either or both of these customers terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. Our revenues would also be impacted if BG Group terminates or is unable to perform under our ship management contracts.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our charterers have the right to terminate a ship’s time charter in certain circumstances, such as:

•	loss of the ship or damage to it beyond repair;

•

if the ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period;

•	defaults by us in our obligations under the charter; or

•

the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

A termination right under one ship’s time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

If we lose a charter, we may be unable to obtain a new time charter on terms as favorable to us or with a charterer of comparable standing, particularly if we are seeking new time charters at a time when charter rates in the LNG industry are depressed. Consequently, we may have an increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In the event that we are unable to re-deploy a ship for which a charter has been terminated, we will not receive any revenues from that ship, and we may be required to pay expenses necessary to maintain the ship in proper operating condition. In addition, in the event of a charter termination we could be required under certain of our credit facilities to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender, which could restrict our cash available for dividends to our shareholders.

Our ship management agreements may be terminated with limited advance notice.

Unlike our time charters, our ship management agreements with a subsidiary of BG Group and Egypt LNG may be terminated at any time by either party with a short period of advance notice. In the event that a ship management agreement is terminated by BG Group other than in connection with the sale of a ship, BG Group would generally be entitled to immediately terminate the ship management agreements for the other ships we manage on its behalf. If a customer were to terminate our ship management agreements, we may be unable to find new customers for our ship management services or we may choose not to continue providing ship management services to third-party customers, which could adversely impact our revenues and cash flows, including cash available for dividends to our shareholders.

Due to our lack of diversification, adverse developments in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are unemployed or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Our contracts for the eight newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our eight contracted newbuildings are scheduled to be delivered to us on various dates between 2013 and 2016. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. These delays could result in the cancellation of those time charters or introduce other liabilities under those charters, which could adversely affect our anticipated results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

The delivery of a newbuilding could be delayed because of numerous factors, including, but not limited to:

•	shortages of equipment, materials or skilled labor;

•	delays in the receipt of necessary construction materials, such as steel, or equipment, such as engines or generators;

•	failure of equipment to meet quality and/or performance standards;

•	the shipyard’s over-committing to new ships to be constructed;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	financial or operating difficulties experienced by equipment vendors or the shipyard;

•	required changes to the original ship specifications;

•	inability to obtain required permits or approvals;

•	disputes with the shipyard;

•	work stoppages and other labor disputes; and

•	adverse weather conditions or any other events of force majeure, including war or hostilities between South Korea, where we have ships on order at Samsung Heavy Industries, and North Korea.

As we take delivery of our newbuildings, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.

Our ability to acquire and retain customers depends on a number of factors, including our ability to man our ships with masters, officers and crews of suitable experience in operating LNG carriers. As we take delivery of our newbuildings, we expect to hire a significant number of seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. As the global LNG carrier fleet continues to grow, we expect the demand for technically skilled and experienced officers and crew to increase. This could lead to an industry-wide shortfall of qualified personnel, resulting in increased crew costs, which could constrain our ability to recruit suitable employees to operate our LNG carriers within our budget parameters.

Material increases in crew costs could adversely affect our results of operations and cash flows. In addition, if we cannot recruit and retain sufficient numbers of quality on-board seafaring personnel, we may not be able to fully utilize our expanded fleet, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

We must make substantial capital expenditures to acquire the eight newbuildings we have on order and any additional ships we may acquire in the future.

We are obligated to make substantial capital expenditures to fund our commitments for the eight newbuildings we have on order. We are scheduled to take delivery of the ships on various dates between 2013 and 2016. As of March 27, 2013, the total remaining balance of the contract prices for the eight ships was approximately $1.40 billion, with amounts payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each ship will come due upon its delivery to us from the shipyard. We intend to fund these commitments with available cash, cash from operations, borrowings under our three loan agreements with an aggregate undrawn amount of $0.86 billion as of March 27, 2013. As of March 27, 2013, financing was not secured for $0.38 billion related to the remaining balance of the contract price of two of our ships.

To the extent that we are unable to draw down the amounts committed under our credit facilities, whether due to our failure to comply with the terms of such facilities including vessel employment conditions or the lender’s failure to fund the committed amounts, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our eight contracted newbuildings. In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In addition, we may choose to make substantial capital expenditures to expand the size of our fleet in the future. In order to exercise our options with Samsung Heavy Industries to purchase four additional newbuildings, we would need to obtain financing on terms acceptable to us. We expect to finance the cost of any new ships through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to further expand our fleet and to pay dividends to our shareholders.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand ships to the extent that they are available. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

•	identify attractive ship acquisition opportunities and consummate such acquisitions;

•	obtain newbuilding contracts at acceptable prices;

•	obtain required financing on acceptable terms;

•	secure charter arrangements on terms acceptable to our lenders;

•	expand our relationships with existing customers and establish new customer relationships;

•	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees;

•	continue to meet technical and safety performance standards;

•	manage joint ventures; and

•	manage the expansion of our operations to integrate the new ships into our fleet.

During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any ship acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts.

Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships.

Our credit facilities impose, and any future credit facility we enter into will impose, operating and financial restrictions on us. These restrictions in our credit facilities generally limit our ship-owning subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts;

•	change the manager of our ships;

•	undergo a change in ownership; or

•	acquire assets, make investments or enter into any joint venture agreements outside the ordinary course of business.

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full, or to allow our controlling shareholders to reduce their shareholding in us below specified thresholds.

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	beginning December 31, 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•

beginning December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million after the first drawdown or, in the case of the Credit Suisse AG facility, at the last compliance date immediately prior to the loan drawdown;

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	our market value adjusted net worth must at all times exceed $350 million.

In addition, all of our credit facilities contain covenants requiring that the fair market value of our ships remain above 120% of all amounts outstanding under the applicable facility. In the event that the value of a ship falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. If we are unable to provide such additional security or prepayment, we may be in breach of covenants under the facility.

The loan agreement we entered into in March 2012 for a $272.5 million credit facility provides that the lenders thereunder will have a put option that gives them the right to request repayment of the facility in full on the fifth anniversary of the delivery of the GasLog Shanghai, which was delivered in January 2013. If the lenders exercise this option, we may not have, or be able to obtain, sufficient funds to meet our payment obligations under the facility.

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender. In addition, we are required under one of our facilities to secure charters for the ships identified by hull numbers 2043 and 2044, on terms approved by the lenders, at least 60 days prior to the scheduled delivery date of the applicable ship.

Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A failure to comply with covenants and restrictions or to meet our payment and other obligations could lead to defaults under our credit facilities which could cause our payment obligations to be accelerated. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. Because obligations under our financing arrangements are secured by our ships and are guaranteed by our ship-owning subsidiaries, if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets, which would materially and adversely impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, a default under one of our credit facilities could result in the cross-acceleration of our other indebtedness. For more information regarding our credit facilities, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

Ship values may fluctuate substantially, which could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	the level of worldwide LNG production and exports;

•	changes in the supply-demand balance of the global LNG carrier fleet;

•	changes in prevailing charter hire rates;

•	the physical condition of the ship;

•	the size, age and technical specifications of the ship;

•	demand for LNG carriers; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our ships declines, we may breach some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2012, we had an aggregate of $255.7 million of outstanding indebtedness under two loan agreements. In addition, we have four loan agreements for $1.13 billion in the aggregate to fund a portion of the contract prices of six of our eight contracted newbuildings as well as the GasLog Shanghai and the GasLog Santiago, from which $0.14 billion was drawn in January 2013 to partially finance the delivery of the GasLog Shanghai and $0.14 billion was drawn in March 2013 to partially finance the delivery of the GasLog Santiago. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•	our costs of borrowing could increase as we become more leveraged;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to affect any of these remedies on satisfactory terms, or at all.

Our ability to obtain additional debt financing for future acquisitions of ships or to refinance our existing debt may depend on the creditworthiness of our charterers and the terms of our future charters.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations, by restrictions in our credit facilities and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. The timing and amount of any dividend payments will be dependent on our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and other factors. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	our earnings, financial condition and cash requirements;

•	restrictions in our credit facilities and other financing agreements;

•	the provisions of Bermuda law affecting the payment of dividends to shareholders;

•	the charter hire payments we obtain from our charters as well as the rates obtained from future charters;

•	our fleet expansion and associated uses of our cash as well as any financing requirements;

•	delays in the delivery of newbuildings and the commencement of payments under charters relating to those ships;

•	the level of our operating costs, such as the costs of crews and insurance, as well as the costs of repairs, maintenance or modifications of our ships;

•	the number of unscheduled off-hire days for our fleet as well as the timing of, and number of days required for, scheduled drydocking of our ships;

•	prevailing global and regional economic or political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for dividends.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends as and when any such dividends are declared by our board of directors.

As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record a profit. We can give no assurance that dividends will be paid in the future.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company. Our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have a material impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to a foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $21.7 million as of December 31, 2012. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our cash flows and results of operations.

In addition, we are exposed to a market risk relating to fluctuations in interest rates because our credit facilities bear interest costs at a floating rate based on LIBOR. Significant increases in LIBOR rates could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2012, we had fifteen interest rate swaps in place with a notional amount of $862.9 million. For the nine interest rate swaps that have been designated as cash flow hedging instruments, the changes in the fair value of the contracts are recognized in our statement of comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities. In addition, the changes in the fair value of the six derivative contracts that have not been designated as cash flow hedging instruments, are recognized in our statement of income. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and EBITDA coverage ratio.

There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

Our earnings and business are subject to the credit risk associated with our contractual counterparties.

We enter into, among other things, time charters, ship management agreements and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the natural gas and LNG markets and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our business depends on certain of our senior executives who may not necessarily continue to work for us.

Our success depends to a significant extent upon the abilities and the efforts of our Chairman, Peter G. Livanos, and certain of our senior executives. Mr. Livanos has substantial experience in the shipping industry and has worked with us for many years. He and certain of our senior executives are important to the execution of our business strategies and to the growth and development of our business. If Mr. Livanos or one or more of our senior executives ceased to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer.

We are a partial owner of Egypt LNG Shipping Ltd. The dividends we receive on account of our ownership interest may decline in the future and we may have to write down the value of our investment.

We currently own a 25% stake in Egypt LNG Shipping Ltd., or “Egypt LNG”, an entity whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. The declaration and payment of dividends by Egypt LNG is subject to the discretion of its board of directors, which we do not control, as well as other restrictions, including a minimum cash reserve requirement. As a result, the dividends we receive on account of our ownership interest may decline in the future, which would adversely impact our cash flows, including cash available for dividends to our shareholders. In the event of an adverse change in the operating results of Egypt LNG resulting from, among other things, unscheduled off-hire days, damage to or loss of the Methane Nile Eagle or early termination of the ship’s charter, we would expect the amount of dividends we receive to be reduced or eliminated, and we may be required to record an impairment of our investment. The loss may limit our ability to borrow against our assets for future credit and could also adversely affect our share price. In addition, we have entered into a shareholders’ agreement with the other shareholders of Egypt LNG that imposes restrictions, including preemption rights, on each party’s ability to transfer, grant any security interest over or otherwise dispose of its ownership interest.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board or “PCAOB” inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting &

Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

Risks Related to Our Common Shares

The price of our common shares may be volatile.

The price of our common shares may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our shares or other securities;

•	investors’ perception of us and the LNG shipping industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance.

Increases in interest rates may cause the market price of our common shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our common shares resulting from other relatively more attractive investment opportunities may cause the trading price of our common shares to decline.

We are a “foreign private issuer” and we are a “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, our largest shareholder controls a majority of our issued and outstanding common shares. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

As permitted by these exemptions, as well as by our bye-laws and the laws of Bermuda, we have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company.

Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Future sales of our equity securities could cause the market price of our common shares to decline.

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

In the future we may issue additional equity securities which may be pari passu with or senior to our common shares. The issuance by us of additional common shares or other equity securities that are contractually or structurally pari passu with or senior to our common shares would have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our common shares may be lower;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of our common shares available for sale in the public market will be limited by restrictions applicable under securities laws.

Entities controlled by members of the Livanos and Radziwill families are our principal shareholders and will control the outcome of most matters on which our shareholders are entitled to vote; their interests may be different from yours.

Entities controlled by members of the Livanos family, including our Chairman, and members of the Radziwill family may be deemed to beneficially own, directly or indirectly, approximately 51.23% of our issued and outstanding common shares. These shareholders effectively will be able to control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different from yours.

Provisions in our organizational documents may have anti-takeover effects.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions require an affirmative vote of a majority of the votes attaching to all issued and outstanding shares to approve any merger, consolidation, amalgamation or similar transactions. Our bye-laws also provide for restrictions on the time period in which directors may be nominated.

These provisions could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations” for a more complete discussion of the material Bermuda and U.S. Federal income tax consequences of owning and disposing of our common shares.

We will have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the “Code”, the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We do not currently qualify for this statutory tax exemption, and therefore we are subject to the 4% U.S. Federal income tax described above. We do not expect any resulting U.S. tax liability to be material or materially reduce the earnings available for distribution to our shareholders for the fiscal years ended December 31, 2012 and December 31, 2013. Changes to our business could change this expectation and in such circumstances we may attempt to qualify for the exemption from tax under Section 883. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our method of operation, we do not believe that we are a PFIC for this taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, the U.S. Internal Revenue Service, or the “IRS”, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we could constitute a PFIC for a future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation has been proposed in the United States Senate that would deny the preferential rate of U.S. Federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because Bermuda has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of U.S. Federal income tax discussed under the heading “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Shares” may no longer be applicable to dividends received from us. It is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

GasLog Ltd. was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the LNG market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary.

Our company and its founders have a long history in shipping and in LNG carriers. We are controlled by our Chairman, Peter G. Livanos, through his ownership of Ceres Shipping Ltd. or “Ceres Shipping”, whose founding family’s shipping activities commenced more than 100 years ago. The late Mr. George P. Livanos, father of our current Chairman, established the predecessor to Ceres Shipping. Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services, as well as plan approval and construction supervision services for newbuilding LNG carriers. For a description of our historical and current capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

On April 4, 2012, we completed our IPO and our common shares began trading on the New York Stock Exchange on March 30, 2012 under the ticker symbol “GLOG”. We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last and current financial years.

B. Business Overview

Overview

We are a growth-oriented international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned fleet consists of 12 wholly owned LNG carriers, including four ships in operation (two ships delivered to us in 2010 and two ships delivered to us in 2013) and eight LNG carriers on order at the world’s leading LNG shipbuilder, Samsung Heavy Industries. We currently manage and operate 16 LNG carriers, which include our four owned ships in operation, 11 ships owned or leased by BG Group, a leading participant in the global energy and natural gas markets, and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. All of our 12 owned ships are, or when delivered will be, newly-built LNG carriers equipped with the latest tri-fuel diesel electric propulsion technology. We have secured time charter contracts for the four ships that have been delivered to us and six of our newbuildings on order that from December 31, 2012 provide total contracted revenue of $1.8 billion during their initial terms, which expire between 2015 and 2026. Our owned fleet includes:

•	the GasLog Savannah, a 2010-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2015;

•	the GasLog Singapore, a 2010-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2016;

•	the GasLog Shanghai, a 2013-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2018;

•	the GasLog Santiago, a 2013-built LNG carrier currently operating under a time charter to subsidiary of BG Group, the initial term of which expires in 2018;

•

two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2013, for which time charters commencing upon delivery have been secured with a subsidiary of BG Group for initial terms of six years and eight years (3 years fully employed and 5 years of seasonal chartering under which the ship is employed for seven months and available to accept other charters for five months);

•

two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2013 (one ship) and 2014 (one ship), for which time charters commencing upon delivery have been secured with a subsidiary of Shell for initial terms of seven years;

•

two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2014 (one ship) and 2015 (one ship), for which we are continuing to evaluate charter opportunities; and

•

two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2016, for which time charters commencing upon delivery have been secured with a subsidiary of BG Group for initial terms of ten years.

In addition to our committed order book, we have options to purchase four additional LNG carriers from Samsung Heavy Industries that expire in July 2013. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group.

The total contract price for our eight newbuildings on order as of March 27, 2013, was approximately $1.57 billion, of which $175.13 million was paid as of March 27, 2013. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We have three loan agreements with an aggregate undrawn amount of $0.86 billion as of March 27, 2013 to finance a portion of the contract prices of six of our eight newbuildings on order. The contract price for the GasLog Shanghai and the GasLog Santiago, delivered in January 2013 and March 2013, respectively, was partially financed by $272.5 million from the facilities agreement arranged by DnB Bank ASA and The Export-Import Bank of Korea.

Our current time charters have initial terms of up to 10 years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions that are comparable to those prevailing at the end of the expiring term. We will continue to evaluate the attractiveness of longer and shorter term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2016. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

Each of our 12 owned LNG carriers is designed with a capacity of between approximately 155,000 cbm and 174,000 cbm. We believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world. In addition, these ships utilize tri-fuel diesel electric propulsion technology. Ships equipped with diesel electric propulsion have significantly lower fuel consumption and environmental emissions compared to traditional steam-powered LNG carriers that make up 74% of the current global fleet. Based on average prices for heavy fuel oil in Singapore during 2012, tri-fuel diesel electric propulsion offers estimated savings of over 30%, or approximately $34,500 to $43,000 per day, for a ship operating on fuel oil at a speed of 19.5 knots in laden condition, compared to conventional steam turbine propulsion. Ten of the LNG carriers in our owned fleet will be sister ships, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. The remaining two LNG carriers will be of a bigger size than our first ten LNG carriers but because these vessels are built at the same yard and largely on a similar specification, we expect to be able to benefit from economies of scale on these vessels as well. Upon delivery of the last of our eight contracted newbuildings in 2016, our owned fleet will have an average age of 2.7 years, making it one of the youngest in the industry. By comparison, the current average age for the global fleet including LNG carriers of all sizes is 11.3 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. As the sole technical manager of BG Group’s owned fleet of LNG carriers for over 10 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers, which is evidenced by our safety performance and the limited off-hire days of the 15 ships currently operating under our management.

Our company and its founders have a long history in shipping and in LNG carriers. We are controlled by our Chairman, Peter G. Livanos, through his ownership of Ceres Shipping, whose founding family’s shipping activities commenced more than 100 years ago. The late Mr. George P. Livanos, father of our current Chairman, established the predecessor to Ceres Shipping. Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. Our members of senior management have an average of 23 years of shipping expertise.

With the global demand for natural gas increasing and LNG’s share of the international natural gas trade expanding within the sector, we strongly believe that this is a favorable time to grow an LNG vessel owner through the addition of modern vessels. The LNG shipping business is characterized by significant barriers to entry, as it requires a large amount of capital, qualified ship personnel, a high degree of technical management capabilities and deep and long-standing relationships with customers and suppliers. We believe we are well positioned to access additional growth opportunities, based on our experience, our high standards for quality, our strong track record in LNG safety and technical management and our long-standing relationships with leading LNG charterers, shipbuilders, shipbrokers and lenders.

Our Fleet

Owned Fleet

Our owned fleet currently consists of the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai and the GasLog Santiago and our eight newbuildings on order at Samsung Heavy Industries, which are scheduled to be delivered on various dates between 2013 and 2016. We have time charter contracts in place pursuant to which four of the newbuildings will be chartered to BG Group and two of the newbuildings will be chartered to Shell upon delivery. We are continuing to evaluate charter opportunities for the remaining two newbuildings. We also have option contracts to acquire four additional newbuilding LNG carriers to be constructed by Samsung Heavy Industries for delivery in 2016 and 2017. The option contracts expire in July 2013. Upon delivery of the last of our eight contracted newbuildings in 2016, our owned fleet will have an average age of 2.7 years, making it one of the youngest in the industry, compared to a current average age of 11.3 years for the global LNG carrier fleet.

The following table presents information about our owned fleet, including our newbuildings on order, and their associated time charters as of March 27, 2013:

LNG Carrier	Quarter and Year of Delivery(1)	Cargo Capacity (cbm)	Propulsion	Charterer(2)	Charter Expiration(3)
GasLog Savannah	Q2 2010	155,000	TFDE	BG Group	2015
GasLog Singapore	Q3 2010	155,000	TFDE	BG Group	2016
GasLog Shanghai	Q1 2013	155,000	TFDE	BG Group	2018
GasLog Santiago	Q1 2013	155,000	TFDE	BG Group	2018
Newbuildings:
Hull No. 2016	Q2 2013	155,000	TFDE	BG Group	2019
Hull No. 2017	Q3 2013	155,000	TFDE	BG Group	2021	(4)
Hull No. 2041	Q4 2013	155,000	TFDE	Shell	2020	(5)
Hull No. 2042	Q2 2014	155,000	TFDE	Shell	2021	(5)
Hull No. 2043	Q4 2014	155,000	TFDE	N/A(6)
Hull No. 2044	Q1 2015	155,000	TFDE	N/A(6)
Hull No. 2072	2016	174,000	TFDE	BG Group	2026
Hull No. 2073	2016	174,000	TFDE	BG Group	2026
Options:
Option ship #1	2016	—	TFDE	—	—
Option ship #2	2016	—	TFDE	—	—
Option ship #3	2017	—	TFDE	—	—
Option ship #4	2017	—	TFDE	—	—

(1)	For newbuildings, expected delivery dates are presented.

(2)	Ships are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.

(3)

Our charterers have unilateral options to extend the term of the time charters at comparable charter hire rates for periods ranging from 30 months to 10 years, depending on the charter and whether all extension options under the charter are exercised, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(5)	Time charter provides for an initial term of seven years.

(6)	We are continuing to evaluate charter opportunities.

The key characteristics of our owned fleet include the following:

•

each ship is sized at between approximately 155,000 cbm and 174,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world, and minimizes excess LNG boil-off;

•	10 of our ships are sister ships;

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•

each of our ships utilizes tri-fuel diesel electric, or “TFDE”, propulsion technology, which offers significantly lower fuel consumption and emissions than traditional steam-powered LNG carriers, thus reducing charterers’ fuel costs;

•	Bermuda is the flag state of each ship;

•

the GasLog Shanghai and the GasLog Santiago have received, and each of our eight newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

we employ armed guards on board our owned ships, as well as certain of our managed ships, that operate in areas that may be prone to hijacking or terrorist attacks in an effort to secure the safe operation of such ships.

In addition to our owned fleet, we have a 25% ownership interest in Egypt LNG Shipping Ltd., an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to a subsidiary of BG Group under a 20- year time charter, which is subject to extension for up to 10 years at BG Group’s option.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for 12 LNG carriers owned by third parties in addition to management of the four LNG carriers currently operating in our owned fleet. We supervised the construction by Samsung Heavy Industries of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard.

The following table provides information about our managed ships:

LNG Carrier	Cargo Capacity (cbm)	Year of Delivery	Ship Owner(1)	Charterer(2)
Methane Kari Elin	138,000	2004	BG Group	BG Group
Methane Rita Andrea	145,000	2006	BG Group	BG Group
Methane Jane Elizabeth	145,000	2006	BG Group	BG Group
Methane Lydon Volney	145,000	2006	BG Group	BG Group
Methane Shirley Elisabeth	145,000	2007	BG Group	BG Group
Methane Alison Victoria	145,000	2007	BG Group	BG Group
Methane Heather Sally	145,000	2007	BG Group	BG Group
Methane Nile Eagle	145,000	2007	Egypt LNG(3)	BG Group
Methane Julia Louise	170,000	2010	BG Group	BG Group
Methane Becky Anne	170,000	2010	BG Group	BG Group
Methane Patricia Camila	170,000	2010	BG Group	BG Group
Methane Mickie Harper	170,000	2010	BG Group	BG Group

(1)	Ships presented in this table and described elsewhere in this annual report as owned by BG Group are either owned or leased by BG Group or its subsidiaries.

(2)	Ships are chartered to a subsidiary of BG Group.

(3)

The Methane Nile Eagle is owned by Egypt LNG Shipping Ltd., in which we indirectly hold a 25% equity interest. BG Asia Pacific Ptd. Limited, a subsidiary of BG Group, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25% and 50% equity interests, respectively, in Egypt LNG Shipping Ltd.

Ship Time Charters

We provide the services of our owned ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

We have entered into two master time charters with a subsidiary of BG Group that establish the general terms under which the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai and the GasLog Santiago are, and the four newbuildings identified by hull numbers 2016, 2017, 2072 and 2073 will be, chartered to BG Group. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter.

We have entered into maiden voyage time charter agreements and time charter agreements with a subsidiary of Shell, establishing the terms under which the newbuildings identified by hull numbers 2041 and 2042 will be chartered to Shell.

The following discussion describes the material terms of the time charters for our owned ships.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai and the GasLog Santiago began upon delivery of the ships in May 2010, July 2010, January 2013 and March 2013 and will terminate in 2015, 2016, 2018 and 2018, respectively. BG Group has options to extend the terms of each of the charters for up to 7.5 years or, in the case of the GasLog Shanghai and the GasLog Santiago, up to 8 years at specified hire rates.

Our time charters for the four newbuildings that will be chartered to BG Group will begin upon the delivery of each ship, which is scheduled for various dates in 2013 and 2016. The initial charter terms for the ships will terminate in 2019, 2021 and, for two ships, 2026. The charter for Hull No. 2017 provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months. BG Group has options to extend terms of the charters for Hull No. 2016 for up to 8 years, for Hull No. 2017 for up to 10 years of seasonal charter (under which the ship is employed for seven months and available to accept other charters for five months), and for Hulls No. 2072 and No. 2073 for up to 5 years, all at specified hire rates.

Our time charters for the two newbuildings that will be chartered to Shell will begin upon the delivery of the ship following an initial period during which the ships will operate under a maiden voyage time charter, the purpose of which is to facilitate completion by Shell of an operational discharge inspection of the ship. Delivery of the ships is scheduled for dates in 2013 and 2014, and the initial term of the time charters is seven years. In each case, Shell has options to extend the charter terms for up to 10 years at specified hire rates.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below), plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

Hire Rate Provisions

“Hire” rate refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are three methods by which the daily hire rate for our owned ships is determined:

•

Under the first method, the hire rate includes two components—a capital cost component and an operating cost component. The capital cost component relates to the cost of the ship’s purchase and is a fixed daily amount that is structured to provide a return on our invested capital. Some of the charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases annually at a fixed percentage. Although the daily amount of the operating cost component is fixed (subject to a specified annual increase), it is intended to correspond to the costs of operating the ship and related expenses. In the event of a material increase or decrease in the actual costs we incur in operating the ship, a clause in the charter provides each party the right in certain circumstances to seek a review and potential adjustment of the operating cost component. Under one of our time charters, the hire rate for an initial period of three years is as discussed above and the subsequent five years are a seasonal charter under which the ship is committed for seven consecutive months at a fixed monthly charter hire (one component) and available to accept other charters for the remaining five months.

•	Under the second method, the hire rate includes only one component that is a fixed daily amount that will increase by a specified amount during any option period.

•

Under the third method, the hire rate for an initial period of up to two years, at the charterer’s option, will be set at the prevailing market rate for a comparable ship, subject to a cap and a floor. Following such initial period, the hire rate will be calculated based on three components—a capital cost component, an operating cost component and a ship management fee. The capital cost component is a fixed daily amount, which will increase by a specified amount during any option period. The daily amount of the operating cost component, which is intended to fully pass-through to the charterer the costs of operating the ship, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the ship. Drydocking expenses are budgeted in advance and are reimbursed by the charterers immediately following a drydocking. The ship management fee is a daily amount set in line with industry practice for fees charged by ship managers and is intended to compensate us for management of the ship.

The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we are in breach of our obligations under the charter. We have had no instances of hire rate reductions since the first two of our owned ships commenced operations in 2010.

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), drydocking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are drydocked at least once every five years as required by the ship’s classification society for a special survey. Our ships are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

Under our time charters, we are responsible for the technical management of our ships, including engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for drydocking expenses under certain charters. We provide these management services through our wholly owned subsidiary, GasLog LNG Services.

Termination and Cancellation

Under our time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the Peoples Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

In addition to its termination rights, Shell has the right to convert the time charter with respect to the relevant ship into a bareboat charter upon the occurrence of specified defaults or in the event that Shell’s quality assurance review is not successfully completed upon delivery of the ship.

All of the time charters applicable to our newbuildings permit the charterer to cancel the charter in the event of a prolonged delay in the delivery of the ship from the shipyard, and in certain circumstances obligate us to pay liquidated damages to the charterer in the event of a less significant delivery delay. However, the cancellation and liquidated damages provisions in our charters are structured to mirror the provisions of our contracts with the shipyard, giving us the right to receive liquidated damages from the shipyard or cancel the shipbuilding contract in the same circumstances that would trigger the charterer’s right to cancel the charter contract or receive liquidated damages because of delivery delays.

Shipbuilding Contracts

We have entered into shipbuilding contracts with Samsung Heavy Industries in respect of each of our eight newbuildings, which have an aggregate contract price of approximately $1.57 billion. As of March 27, 2013, the outstanding balance of $1.40 billion in the aggregate was payable under each contract in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2012, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2012(1,2)
(in thousands of U.S. dollars)
Amounts due in less than one year	$820,125
Amounts due in one to three years	516,250
Amounts due in three to five years	—

Total	$1,336,375

(1)	Amounts do not reflect installments totaling $318.90 million paid in 2013, relating to the shipbuilding contracts entered into as of December 31, 2012.

(2)	Amounts do not reflect commitments for the two shipbuilding contracts signed in 2013.

The shipbuilding contracts provide for the eight newbuildings to be delivered and ready for immediate operation on various dates in 2013 through 2016. The shipbuilding contracts require Samsung Heavy Industries to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default, and if a default by us were to continue for more than 15 business days, Samsung Heavy Industries would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

In addition to our newbuildings on order, we have options with Samsung Heavy Industries to order four additional LNG carriers. The option contracts expire in July 2013. We have not yet decided whether we will exercise the options.

Ship Management Services and Construction Supervision

Management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned fleet, through GasLog LNG Services we provide a full range of newbuilding plan approval, construction supervision and technical ship management services for a fleet of 12 ships, which consists of 11 ships we manage on behalf of BG Group and the Methane Nile Eagle, a ship in which we have a 25% ownership interest. During the year ended December 31, 2012, ship management services provided to external customers accounted for approximately 17.89% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuildings through GasLog LNG Services. We have employees on-site at Samsung Heavy Industries in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of the 11 LNG carriers in BG Group’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung Heavy Industries.

Technical and Operational Management

Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations, including crewing, training, insurance, maintenance and repair, procurement of supplies, regulatory and classification compliance and HSSE management and reporting, for our owned fleet and for the 12 ships in our managed fleet. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities. In the case of ships owned by BG Group and Egypt LNG, the crewing and other operational costs are fully passed-through to the ship owner, and for our technical management services the customers pay us a management fee per ship per month.

In connection with our ship management services, we also enter into consultant service agreements pursuant to which we provide specialized services relating to the management of LNG carriers. These services include the development and installation of a ship’s ship management system, which includes installing onboard hardware and software systems and providing related training to the ship’s personnel.

The terms of our ship management agreements and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice, and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner’s sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically. Under our ship management agreements with BG Group, in some circumstances BG Group would obligated to reimburse us for certain crew support and severance costs incurred as a result of a termination of the ship management agreement by BG Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.

Although we believe that we are one of the few independent owners that focus solely on newly-built, technically advanced LNG carriers and provide in-house technical management of the fleet, other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. There are other ship owners and managers who may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing on charter contracts with initial terms of five to ten years, as well as the scale of our technical ship management operations, differentiates us to some extent from other independent owners.

In addition to independent owners, some of the major oil and gas producers own LNG carriers and have in the recent past contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Crewing and Employees

As of December 31, 2012 we had 91 full-time employees and one part-time employee, as well as 23 contractors and outsourced employees, all of whom are based in our offices in Piraeus, Greece, Monaco, or the newbuildings site at Samsung Heavy Industries in South Korea. In addition to our shoreside employees and sub-contractors, we had approximately 965 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2012, our retention rate was 96% for senior officers and 93% for other officers.

Although we have historically experienced a high retention rate for our seafarers, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary pressure on crew costs. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including review provisions and cost pass-through provisions.

Classification, Inspection and Maintenance

Every large, commercial seagoing ship must be “classed” by a classification society. The classification society certifies that the ship is “in class”, signifying that the ship has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship’s delivery.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be drydocked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to drydock our ships at five-year intervals that coincide with the completion of the ship’s special survey.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. The GasLog Savannah, the GasLog Singapore, the GasLog Shanghai and the GasLog Santiago are each certified by the American Bureau of Shipping, or “ABS”. Each ship has been awarded ISM certification and is currently “in class”. Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

The following table lists the dates by which we expect to carry out the initial drydockings and special surveys for our owned fleet:

Ship Name	Drydocking and Special Survey
GasLog Savannah	2015
GasLog Singapore	2015
GasLog Shanghai	2018
GasLog Santiago	2018
Hull No. 2016	2018
Hull No. 2017	2018
Hull No. 2041	2018
Hull No. 2042	2019
Hull No. 2043	2019
Hull No. 2044	2020
Hull No. 2072	2021
Hull No. 2073	2021

Risk of Loss, Insurance and Risk Management

The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

We maintain hull and machinery insurance on all our owned ships against marine and war risks in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance on all our owned ships up to the maximum insurable limit available at any given time. We also maintain ship manager insurance in respect of our managed fleet. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance and Hull & Machinery War Risks Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance on our owned ships, which cover loss of or damage to a ship due to marine perils such as collisions, fire or lightning, and loss of or damage to a ship due to war perils such as acts of war, terrorism or piracy. Each of our ships is insured under these policies for a total amount that exceeds what we believe to be its fair market value. We also maintain hull disbursements and increased value insurance policies covering each of our owned ships, which provide additional coverage in the event of the total or constructive loss of a ship. Our marine risks insurance policies contain deductible amounts for which we will be responsible, but there are no deductible amounts under our war risks policies or our total loss policies.

Loss of Hire Insurance

We do not carry conventional loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods because we believe that this type of coverage is not currently economical to us, in part because historically our ships have had a very limited number of off-hire days.

However, we do buy piracy loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

Protection and indemnity insurance is typically provided by a protection and indemnity association, or “P&I association”, and covers third-party liability, crew liability and other related expenses resulting from injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance covering our owned ships is provided by a P&I association that is a member of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance is currently subject to limits of $3 billion per ship per event in respect of liability to passengers and seamen, $2 billion per ship per event in respect of liability to passengers, and $1 billion per ship per event in respect of liability for oil pollution.

As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our ships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the waters in which the ship operates, the nationality of the ship’s crew and the age of the ship. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our ships. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expense and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation or reduction of our insurance coverage.

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, the GasLog Shanghai and the GasLog Santiago received, and each of our eight newbuildings on order is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the “MARPOL Convention”. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code”, promulgated by the IMO, requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. Through GasLog LNG Services, we have developed a safety management system for our ships that meets these requirements.

Ships that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or “IGC Code”, published by the IMO. The IGC Code prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code and each of our newbuilding contracts requires that the ship receive certification that it is in compliance with applicable regulations before it is delivered. Non- compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from ships by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates, and we intend to take all necessary steps to obtain International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our ships.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our owned ships that satisfies these requirements.

Noncompliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by the U.S. Oil Pollution Act of 1990, or “OPA”, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. CERCLA applies to owners and operators of ships and contains a similar liability regime. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. Federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment, such as the Deepwater Horizon oil spill, could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our owned ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of the GasLog Savannah and the GasLog Singapore. We intend to receive such certificates in the future for each of our ships if required to have them.

Clean Water Act

The U.S. Clean Water Act of 1972, or “CWA”, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. Federal law.

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. The EPA intends to propose a new VGP this fall that will impose numerical restrictions on ballast water organisms. We have submitted NOIs for the GasLog Savannah,the GasLog Singapore, the GasLog Shanghai and the GasLog Santiago and intend to submit NOIs for our ships in the future where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL, which will apply in two stages, beginning in 2011 and 2016. However, our tri-fuel diesel electric LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA, which entered into force in August 2012, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. Similar restrictions will be phased in for the newly-designated Caribbean ECA adjacent to Puerto Rico and the U.S. Virgin Islands beginning in 2014. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. The U.S. Coast Guard has also proposed new ballast water management standards that could ultimately lead to the establishment of maximum acceptable discharge limits for various invasive species and/or requirements for the treatment of ballast water. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, a sufficient number of countries have not adopted this convention for it to enter into force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to predict the overall impact of such a requirement on our operations. The GasLog Savannah, the GasLog Singapore, the GasLog Shanghai and the GasLog Santiago hold certified and approved ballast water management plans, which ensures our compliance with existing requirements.

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index will require a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan will be applicable to currently operating vessels. The requirements will enter into force in January 2013 and could cause us to incur additional compliance costs. To meet the requirements, we have an agreement with ABS for the development of a Company Energy Efficiency Management Plan and the Ship-specific Energy Efficiency Management Plan based on certain documents issued by the IMO. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like ours that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions.

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or “MTSA”, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code”. Among the various requirements are:

•	on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. ships from MTSA ship security measures, provided such ships have on board a valid “International Ship Security Certificate” that attests to the ship’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our ships.

C. Organizational Structure

GasLog Ltd. is a holding company incorporated in Bermuda with 19 subsidiaries which are incorporated in the British Virgin Islands, Monaco and Bermuda. Of our subsidiaries, 12 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

Other than our ships, we do not own any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For information on our vessels, see “Item 4. Information on the Company—B. Business Overview—Our Fleet”. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

We occupy office space at 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a lease agreement between our subsidiary, GasLog Monaco S.A.M., and a third-party property owner. We also occupy office space at 69 Akti Miaouli, Piraeus, GR 185 37, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping. The lease agreement is disclosed and filed with the Greek authorities, and has been entered into on market rates.

For more information about the contractual arrangements for our office space, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

Overview

We are a growth-oriented international owner, operator and manager of LNG carriers. Our owned fleet consists of 12 wholly owned LNG carriers, including two ships delivered to us in 2010, two ships delivered to us in 2013 and eight LNG carriers on order. We currently manage and operate 16 LNG carriers, and we are supervising the construction of our newbuildings. We have secured time charter contracts for the two ships delivered to us in 2010, for the two ships delivered to us in 2013 and for six of our eight newbuildings on order that from December 31, 2012 provide total contracted revenue of $1.8 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase four additional LNG carriers from Samsung Heavy Industries which expire in July 2013, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this annual report does not include our ownership interest in the Methane Nile Eagle.

The total contract price for our eight newbuildings on order is approximately $1.57 billion, of which $175.13 million was paid as of March 27, 2013. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. The contract price for the GasLog Shanghai and the GasLog Santiago, delivered in January 2013 and March 2013, respectively, was partially financed by $272.5 million from the facilities agreement arranged by DnB Bank ASA and The Export-Import Bank of Korea. We have entered into three loan agreements with an aggregate undrawn amount of $0.86 billion as of March 27, 2013 to finance a portion of the contract prices of six of our eight newbuildings on order as of such date.

We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on time charters at rates that are generally fixed but contain a variable component, such as an inflation adjustment or an adjustment based on the actual expenses we incur in operating the ship. Our current time charters have initial terms of up to ten years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions that are comparable to those prevailing at the end of the expiring term. We will continue to evaluate the attractiveness of longer and shorter term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2016. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

Two of our owned ships, the GasLog Savannah and the GasLog Singapore, have been chartered to BG Group since their delivery from the shipyard in 2010 under multi-year time charters that, as of December 31, 2012, have remaining durations of approximately three and four years, respectively. The GasLog Shanghai and the GasLog Santiago have also been chartered to BG Group since their delivery from the shipyard in 2013 for initial durations of five years. We have entered into fixed time charter agreements with BG Group and Shell pursuant to which four of our newbuildings will be chartered to BG Group upon delivery and two of our newbuildings will be chartered to Shell upon delivery.

Our vessel management segment, the operations of which are carried out through our wholly owned subsidiary GasLog LNG Services, generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting, for our owned fleet as well as the ships in our managed fleet.

For the year ended December 31, 2012, we received 97.4% of our consolidated revenues from BG Group, 1.2% of our revenues from Egypt LNG (an entity in which we have a 25% ownership interest), and 1.4% from another customer. Shell will become a customer of ours upon delivery of the two newbuildings that will be chartered to one of its subsidiaries, scheduled for dates in 2013 and 2014.

Background

In 2001, Ceres Hellenic Shipping Enterprises Inc., the predecessor to Ceres Shipping, entered the LNG shipping sector by undertaking the management of BG Group’s owned fleet of LNG carriers. The LNG carrier management activities were carried out by GasLog LNG Services (formerly known as “Ceres LNG Services Ltd.”), which is our wholly owned subsidiary. GasLog Ltd. was incorporated on July 16, 2003 under the laws of Bermuda. Our Chairman Peter G. Livanos, is our controlling shareholder, through his ownership of Ceres Shipping, which has a majority ownership interest in Blenheim Holdings. Mr. Livanos is our largest shareholder and may be deemed to beneficially own, directly and indirectly, 51.23% of our issued and outstanding common shares. Accordingly, he is able to effectively control the outcome of most matters on which our shareholders are entitled to vote.

Ceres Shipping’s founding family’s shipping activities commenced more than 100 years ago. The late Mr. George P. Livanos, father of our current Chairman, established the predecessor to Ceres Shipping, a shipping group that also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping’s LNG shipping activities and operations are conducted exclusively through GasLog and our subsidiaries. Members of the Radziwill family, who have an indirect minority ownership interest in the Company through Blenheim Holdings, and the Onassis Foundation, which has a minority ownership interest in the Company through Olympic LNG Investments Ltd., act as partners to the Livanos family in establishing the growth strategy for the Company and providing equity funding prior to our IPO in connection with the expansion of our owned fleet.

Until delivery of our two wholly owned ships, the GasLog Savannah and the GasLog Singapore, in May 2010 and July 2010, respectively, our business principally consisted of providing technical ship management services for BG Group’s owned fleet and for the Methane Nile Eagle. Additionally, we were involved in providing plan approval and construction supervision services in connection with newbuildings ordered by BG Group and Egypt LNG. Beginning with the construction of the GasLog Savannah and the GasLog Singapore, we provided the same services for our owned ships.

We are a holding company and we conduct our operations through various subsidiaries. Our wholly owned subsidiary GasLog LNG Services provides technical management to our fleet, while our wholly owned subsidiaries GAS-one Ltd., GAS-two Ltd., GAS-three Ltd. and GAS-four Ltd. own the GasLog Savannah, GasLog Singapore, GasLog Shanghai and the GasLog Santiago, respectively. In 2010, 2011 and 2012, we established eight new ship-owning subsidiaries to enter into shipbuilding contracts for the construction and eventual ownership of our eight new ships to be delivered on various dates between 2013 and 2016. For additional information about our subsidiaries, see Note 1 to our consolidated financial statements included elsewhere in this annual report.

Between October 2010 and March 2011, we entered into joint venture agreements with an entity jointly owned by the Livanos and Radziwill families, which we refer to as the “Joint Venture Partner”, pursuant to which the Joint Venture Partner received a 49% ownership interest in four of our ship- owning subsidiaries: GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. In return for the 49% ownership interest in those four entities, the Joint Venture Partner paid us $19.21 million, including equity contributions to the entities, and committed to provide loan guarantees for its pro rata share of the debt financing for the four newbuildings to be owned by the entities.

In June 2011, the Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping, which in turn contributed the 49% interest in the four ship-owning subsidiaries to us through Blenheim Holdings, our direct majority shareholder. The contribution of the 49% ownership interest in the entities by Blenheim Holdings was a non-cash transaction for us. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by us through our wholly owned subsidiary GasLog Carriers Ltd. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 1 to our consolidated financial statements included in this annual report.

Below we discuss various factors we believe have affected and will continue to affect our results of operations. As you review and evaluate this discussion, you should recognize that our vessel ownership segment has a limited operating history and that as of December 31, 2012 the principal assets of that segment were our two wholly owned ships delivered in 2010. Accordingly, a comparison of our operating results for the years ended December 31, 2011 and 2012 with operating results for previous years may not be very informative, particularly with respect to our vessel ownership segment, and may not be indicative of results that may be expected in the future.

In addition, as discussed below, we continued to expand our staffing levels significantly in 2012 as we prepared for the delivery of additional vessels in 2013 and incurred increased general and administrative expenses associated with being a public company. At the same time, since our newbuildings are scheduled for delivery in 2013 to 2016, our revenue increased only modestly in 2012 over 2011.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of LNG carriers in our owned and managed fleets;

•	the timely delivery of our ships under construction;

•	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of their charter obligations by subsidiaries of BG Group and Shell;

•	the supply-demand relationship for LNG shipping services;

•	our ability to successfully re-employ the ships we own, including our LNG carriers on order, at economically attractive rates;

•	the effective and efficient technical management of the ships under our management;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

•

economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

In addition to the general factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the hire rate earned by our owned ships;

•	unscheduled off-hire days;

•	the fees we receive for construction supervision and technical ship management services;

•	the level of our ship operating expenses, including crewing costs, insurance and maintenance costs;

•	our access to capital required to acquire additional ships and/or to implement our business strategy;

•	our level of debt, the related interest expense and the timing of required payments of principal;

•	mark-to-market changes in interest rate swaps and foreign currency fluctuations; and

•	the level of our general and administrative expenses, including salaries and costs of consultants.

Principal Components of Revenues and Expenses

Revenues

Vessel Ownership

Our vessel ownership revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship’s operating costs, we may be entitled to receive additional revenues under those charters. Under our other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant cost increases. See “Item 4. Information on the Company—B. Business Overview—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

Our LNG carriers are employed through time charter contracts, which for accounting purposes are considered as operating leases. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2012 for the eight ships in our owned fleet for which we had secured time charters, including the contracts for the GasLog Shanghai and the GasLog Santiago delivered in 2013 and the contracts for four of our LNG carriers on order that are scheduled to be delivered on various dates in 2013 and 2014. Other than the assumptions reflected in the footnotes below, including our assumption that the newbuildings are delivered on schedule, the table below does not reflect events occurring after December 31, 2012. The table below reflects only our contracted charter revenues for the eight ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order or any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this annual report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2012(8)(9)

	On and after December 31,
	2013	2014	2015	2016	2017-2021	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$132.63	$214.45	$210.51	$189.91	$426.09	$1,173.59
Total contracted days(1)	1,742	2,831	2,768	2,470	5,475	15,286
Total available days(6)	1,742	2,832	3,532	3,660	17,960	29,726
Total unfixed days(7)	—	1	764	1,190	12,485	14,440
Percentage of total contracted days/total available days for the ten ships(1)	100.00%	99.96%	78.37%	67.49%	30.48%	51.42%

(1)

Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010, the two LNG carriers delivered to us in 2013 and the four LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking.

(2)

Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)

For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.

(4)

For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(7)

Represents available days for two newbuildings for which no charter has been signed plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

(8)

Does not reflect the ten-year charter party agreements for Hulls No. 2072 and No. 2073 and the amended seasonal charter party agreement for Hull No. 2017 that were signed after December 31, 2012. These contracts, for their firm duration, will contribute additional revenue of $622.71 million and 7,300 additional contracted days from the date of ship delivery until 2026.

(9)	Does not reflect the subsequent change in the estimated delivery date of Hull No. 2042 from Q1 2014 to Q2 2014.

Vessel Management

The revenues of GasLog LNG Services, our wholly owned subsidiary, are driven primarily by the number of ships operating under our technical management and the amount of the fees we earn for each of these ships as well as the amount of fees that we earn for plan approval and construction supervision of newbuilding LNG carriers. In addition to revenues from external customers, GasLog LNG Services receives revenues for technical management, plan approval and construction supervision services provided to our owned fleet. These revenues are eliminated in the consolidation of our accounts.

Revenue from ship management and ship construction project supervision contracts is recognized in the statement of income when earned and when it is probable that future economic benefits will flow to us and such benefits can be measured reliably.

Vessel Operating and Supervision Costs

Vessel Ownership

Vessel operating and supervision costs of our owned fleet consist of two components: voyage expenses and ship operating expenses. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions, which we have historically paid based on a flat fee per ship which during 2011 and 2012 amounted to approximately 0.53% and 0.52%, respectively, of the daily charter hire rate per ship to unaffiliated ship brokers. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, including drydocking, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. Our charters contain provisions that significantly reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

Our vessel ownership segment pays fees to GasLog LNG Services in connection with our own newbuildings on order for plan approval and construction supervision services provided by GasLog LNG Services and to cover third-party expenses incurred by GasLog LNG Services in respect of the newbuildings. These fees, other than any inter-segment profit, are capitalized as part of the asset value of our ships. The fees paid for technical ship management services, which are considered expenses of the vessel ownership segment (and corresponding revenues of GasLog LNG Services), are eliminated in the consolidation of our accounts.

Vessel Management

Vessel operating and supervision costs of GasLog LNG Services include staff costs, such as salaries, social security and training for the technical management team and project specialists, and project-related expenses.

Depreciation of Fixed Assets

Vessel Ownership

The majority of our consolidated depreciation expenses relate to the cost of our owned ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our owned ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship from the shipyard, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over a five-year period.

Vessel Management

Depreciation expenses in GasLog LNG Services, our ship management company, are less significant than the depreciation expenses in our vessel ownership segment. They relate to property renovation costs and the costs of furniture, computer software and other equipment. Furniture, software, computer equipment and other equipment are depreciated based on expected useful lives of three to five years.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with equity-settled compensation, rent, utilities, travel expenses, legal expenses, training for crew familiarization and other advisor costs.

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our existing credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under future borrowings, including interest expense and loan issuance costs in connection with the four loan agreements we have entered into through subsidiaries aggregating $1.13 billion as of December 31, 2012. For a description of our credit facilities, including our loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

Interest expense and the amortization of loan issuance costs that relate to an LNG carrier under construction and are incurred during the construction period are capitalized as part of the cost of the ship. Otherwise, interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the swaps at their inception, the ineffective portion of changes in the fair value of the swaps that cannot be recognized in other comprehensive income and net interest settled and the movement in the fair value of the swaps that have not been designated as hedges are presented as gain or loss on interest rate swaps in our consolidated statements of income.

Share of Profit of Associate

The share of profit of associate consists of our share of profits from our 25% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane

Nile Eagle. Our share of the profits or losses arising out of our interest in Egypt LNG is reported in our vessel ownership segment.

Gain/(Loss) on Disposal of Subsidiaries

Any gain or loss resulting from the disposal of subsidiaries is presented in a separate line item in our consolidated statements of income. In July and September 2011, we transferred ownership of two subsidiaries that were wholly owned by us, GasLog Holdings Limited and GasLog Services Limited, to Ceres Shipping. GasLog Holdings Limited was formed in 2005 as our indirect subsidiary as a holding company for our investment in BW Gas Limited. The entity has been dormant since April 2009, when we sold all of our investment in BW Gas Limited. GasLog Services Limited was formed in 2007 in connection with our establishment of a branch office in Copenhagen. The entity has been dormant since 2010, when we closed the branch office. We transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $0.06 million and $0.08 million, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $0.02 million recorded in our consolidated statement of income.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year ended December 31, 2012
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$56,281	$12,261	$—	$—	$68,542
Inter-segment revenues	—	4,833	—	(4,833)	—

Total revenues	56,281	17,094	—	(4,833)	68,542

Vessel operating and supervision costs	(10,778)	(7,769)	—	3,901	(14,646)
Depreciation of fixed assets	(12,617)	(313)	(135)	—	(13,065)
General and administrative expenses	(146)	(7,784)	(12,480)	—	(20,410)

Profit/(loss) from operations	32,740	1,228	(12,614)	(932)	20,421

Financial costs	(11,593)	(55)	(21)	—	(11,670)
Financial income	136	__	1,038	—	1,174
Loss on interest rate swaps, net	(6,783)	—	—	—	(6,783)
Share of profit of associate	1,078	—	—	—	1,078

Profit/(loss) for the year	$15,578	$1,173	$(11,598)	$(932)	$4,221

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2011
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$55,756	$10,714	$—	$—	$66,471
Inter-segment revenues	—	2,578	—	(2,578)	—

Total revenues	55,756	13,292	—	(2,578)	66,471

Vessel operating and supervision costs	(10,100)	(4,693)	—	1,846	(12,946)
Depreciation of fixed assets	(12,612)	(149)	(66)	—	(12,827)
General and administrative expenses	(1,142)	(6,050)	(9,610)	805	(15,997)

Profit/(loss) from operations	31,903	2,401	(9,676)	73	24,701

Financial costs	(9,573)	(47)	(12)	—	(9,631)
Financial income	34	8	—	—	42
Loss on interest rate swaps, net	(2,725)	—	—	—	(2,725)
Share of profit of associate	1,312	—	—	—	1,312
Gain on disposal of subsidiaries	—	—	25	—	25

Profit/(loss) for the year	$20,950	$2,363	$(9,663)	$73	$13,723

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

During each of the years ended December 31, 2012 and 2011, we had an average of 2.0 ships operating in our owned fleet and an average of 14.0 ships under our technical management. During the year ended December 31, 2012, we had an average of 4.6 ships under construction supervision, as compared to the year ended December 31, 2011, when we had an average of 0.7 ships under construction supervision.

Revenues:

Consolidated revenues increased by 3.11%, or $2.07 million, to $68.54 million during the year ended December 31, 2012, from $66.47 million during the year ended December 31, 2011. The increase is attributable to an increase in revenues in the vessel management segment from external customers of $1.55 million and an increase in revenues in the vessel ownership segment of $0.52 million.

Vessel ownership segment: In our vessel ownership segment, revenues increased by 0.93%, or $0.52 million, to $56.28 million during the year ended December 31, 2012, from $55.76 million during the year ended December 31, 2011. The increase is due to the extension of the charter party agreements for the two owned ships in May 2011, which increased the amount of revenue recorded on a straight-line basis. In addition there were two more operating days in 2012.

Vessel management segment: Revenues of GasLog LNG Services increased by 28.59%, or $3.80 million, to $17.09 million, from $13.29 million, of which $12.26 million and $10.71 million was from external customers, during the years ended December 31, 2012 and 2011, respectively. This increase in revenue from external customers of $1.55 million is attributable to increased professional services and additional assignments, partially offset by a decrease in the performance bonus we received from BG Group for the management of its ships. The increase of $2.25 million in inter-segment revenues is mainly attributable to an increase of $2.99 million in revenue from newbuilding supervision, an increase of $0.09 million in revenue from predelivery management fees for the first two vessels that will be delivered in 2013, partially offset by a decrease of $0.80 million in consultancy services fees charged to the vessel ownership segment since the consultancy services were terminated in June 2011. Revenues from newbuilding supervision, predelivery management fees and consultancy services are eliminated on a Group basis. The newbuilding program will be effective until 2016 when all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 13.13%, or $1.70 million, to $14.65 million during the year ended December 31, 2012, from $12.95 million during the year ended December 31, 2011. The increase is mainly attributable to an increase of $0.78 million in employee costs related to new employees hired to fulfill new requirements from our existing customers and an increase of $0.68 million in the vessel ownership segment.

Vessel ownership segment: Vessel operating costs in the segment increased by 6.73%, or $0.68 million, to $10.78 million during the year ended December 31, 2012, from $10.10 million during the year ended December 31, 2011, primarily due to increased technical maintenance and crew expenses.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 65.67%, or $3.08 million, to $7.77 million during the year ended December 31, 2012, from $4.69 million during the year ended December 31, 2011, due to new employees hired in order to fulfill new requirements from our existing customers and due to an increase in the number of the owned ships under construction supervision, which amounts are eliminated in consolidation.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 27.56%, or $4.41 million, to $20.41 million during the year ended December 31, 2012, from $16.00 million during the year ended December 31, 2011. The increase is mainly attributable to an increase of $2.87 million in unallocated segment and an increase of $1.73 million in vessel management, partially offset by a decrease of $0.99 million in vessel ownership segment.

Vessel ownership segment: General and administrative expenses in the segment decreased by 86.84%, or $0.99 million, to $0.15 million during the year ended December 31, 2012, from $1.14 million during the year ended December 31, 2011. The $1.14 million in general and administrative expenses allocated to the vessel ownership segment for the year ended December 31, 2011 included $0.80 million of fees paid by the vessel ownership segment to the vessel management segment in connection with consultancy services relating to newbuildings under construction during 2011. These consultancy fees were recorded as revenue of the vessel management segment and eliminated on consolidation. The consultancy services agreement was terminated in June 2011. The decrease in general and administrative expenses of $0.99 million derives mainly from the aforementioned decrease in consultancy service fees and a decrease of $0.17 million in legal fees due to the registration expenses for the vessel-owning companies in 2011.

Vessel management segment: General and administrative expenses in the segment increased by 28.60%, or $1.73 million, to $7.78 million during the year ended December 31, 2012, from $6.05 million during the year ended December 31, 2011. The increase in general and administrative expenses is attributable to an increase of $1.30 million in training and familiarization costs for the seamen that will join the newbuildings upon delivery, an increase of $0.15 million in legal and professional fees, an increase of $0.10 million in office expenses and an increase of $0.18 million in other general and administrative expenses during the year ended December 31, 2012 compared to the year ended December 31, 2011.

Unallocated: Unallocated general and administrative expenses increased by 29.86%, or $2.87 million, to $12.48 million during the year ended December 31, 2012, from $9.61 million during the year ended December 31, 2011. The increase is mainly attributable to (a) an increase of $1.38 million in personnel costs due to an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth and the reporting and compliance requirements of being a public company, (b) an increase of $0.29 million in directors’ fees, (c) an increase of $1.06 million in travel expenses, (d) an increase of $1.05 million in legal and professional fees, (e) an increase of $0.75 million in managers liability insurance. This increase in unallocated general and administrative expenses was partially offset by a $0.82 million decrease in equity-settled compensation expense, a decrease of $0.60 million in foreign exchange losses and a decrease of $0.24 million in other unallocated expenses.

Financial Costs:

Consolidated financial costs increased by 21.18%, or $2.04 million, to $11.67 million during the year ended December 31, 2012, from $9.63 million during the year ended December 31, 2011. The increase is mainly attributable to the vessel ownership segment.

Vessel ownership segment: Financial costs in the segment increased by 21.11%, or $2.02 million, to $11.59 million during the year ended December 31, 2012, from $9.57 million during the year ended December 31, 2011, as a result of the interest expense on outstanding indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. During the year ended December 31, 2012, we had an average of $269.10 million of outstanding indebtedness with a weighted average interest rate of 3.94% and during the year ended December 31, 2011, we had an average of $296.70 million of outstanding indebtedness with a weighted average interest rate of 2.92%. The increase in average interest rate is due to the Group entering into an additional fixed interest rate swap agreement related to the GAS-one Ltd. facility in October 2011.

Financial Income:

Consolidated financial income increased by $1.13 million to $1.17 million for the year ended December 31, 2012, from $0.04 million during the year ended December 31, 2011. The increase is mainly attributable to increased interest income from fixed time deposits due to the increase in cash and cash equivalents and short-term investments following our IPO.

Loss on Interest Rate Swaps, Net:

Consolidated loss on interest rate swaps, net increased by $4.05 million to $6.78 million during the year ended December 31, 2012, from $2.73 million during the year ended December 31, 2011. The increase is attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, loss on interest rate swaps, net increased by $4.05 million to $6.78 million during the year ended December 31, 2012, from $2.73 million during the year ended December 31, 2011. The increase is attributable to a $4.62 million loss from the mark-to-market valuation of six interest rate swaps signed in 2012 and carried at fair value through profit and loss, partially offset by the decrease of $0.17 million in loss relating to the ineffective portion of the changes in the fair value of the interest rate swaps designated as cash flow hedging instruments and a $0.40 million decrease in loss recognized at the inception of the interest swaps signed in 2012 and designated as cash flow hedging instruments.

Share of Profit of Associate:

Our consolidated share of profits from our interest in Egypt LNG decreased by 17.56%, or $0.23 million, to $1.08 million during the year ended December 31, 2012, from $1.31 million during the year ended December 31, 2011, mainly because of the scheduled drydocking in 2012, which resulted in lower revenues associated with the off-hire days and increased repairs and maintenance normally undertaken during the drydocking period.

Profit for the Year:

Consolidated profit decreased by 69.24%, or $9.50 million, to $4.22 million for the year ended December 31, 2012, from $13.72 million for the year ended December 31, 2011 as a result of the aforementioned factors.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year ended December 31, 2011
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$55,756	$10,714	$—	$—	$66,471
Inter-segment revenues	—	2,578	—	(2,578)	—

Total revenues	55,756	13,292	—	(2,578)	66,471

Vessel operating and supervision costs	(10,100)	(4,693)	—	1,846	(12,946)
Depreciation of fixed assets	(12,612)	(149)	(66)	—	(12,827)
General and administrative expenses	(1,142)	(6,050)	(9,610)	805	(15,997)

Profit/(loss) from operations	31,903	2,401	(9,676)	73	24,701

Financial costs	(9,573)	(47)	(12)	—	(9,631)
Financial income	34	8	—	—	42
Loss on interest rate swaps, net	(2,725)	—	—	—	(2,725)
Share of profit of associate	1,312	—	—	—	1,312
Gain on disposal of subsidiaries	—	—	25	—	25

Profit/(loss) for the year	$20,950	$2,363	$(9,663)	$73	$13,723

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2010
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$28,304	$11,528	$—	$—	$39,832
Inter-segment revenues	—	2,712	—	(2,712)	—

Total revenues	28,304	14,240	—	(2,712)	39,832

Vessel operating and supervision costs	(4,781)	(5,174)	(112)	1,423	(8,644)
Depreciation of fixed assets	(6,396)	(110)	(54)	—	(6,560)
General and administrative expenses	(1,189)	(5,509)	(5,563)	689	(11,571)

Profit/(loss) from operations	15,938	3,448	(5,729)	(600)	13,056

Financial costs	(4,991)	(48)	(8)	—	(5,046)
Financial income	98	23	—	—	121
Share of profit of associate	1,460	—	—	—	1,460

Profit/(loss) for the year	$12,504	$3,423	$(5,736)	$(600)	$9,591

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

During the year ended December 31, 2011, we had an average of 2.0 ships operating in our owned fleet. We had an average of 14.0 ships operating under our technical management during the year ended December 31, 2011, including our 2.0 owned ships, and we had an average of 0.7 ships under construction supervision. During the year ended December 31, 2010, we had an average of 1.0 ships operating in our owned fleet. We had an average of 10.3 ships operating under our technical management during the year ended December 31, 2010, including our 1.0 owned ships, and we had an average of 3.8 ships under construction supervision, which includes 1.0 ships under construction supervision in our owned fleet.

Revenues:

Consolidated revenues increased by 66.88%, or $26.64 million, to $66.47 million during the year ended December 31, 2011, from $39.83 million during the year ended December 31, 2010. The increase is due to the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011. The two ships were delivered to us in May 2010 and July 2010, respectively, and commenced their charters with BG Group upon delivery to us from the shipyard.

Vessel ownership segment: In our vessel ownership segment, revenues increased significantly to $55.76 million during the year ended December 31, 2011, from $28.30 million during the year ended December 31, 2010. The increase is due to the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011. The two ships were delivered to us in May 2010 and July 2010, respectively, and commenced their charters with BG Group upon delivery to us from the shipyard.

Vessel management segment: Revenues of GasLog LNG Services decreased by $0.95 million to $13.29 million, of which $10.71 million was from external customers, during the year ended December 31, 2011, from $14.24 million, of which $11.53 million was from external customers, during the year ended December 31, 2010. This decrease is mainly attributable to (a) a $2.58 million decrease in revenues from construction supervision services due to the completion of the construction of the GasLog Savannah and the GasLog Singapore as well as four newbuildings delivered to BG Group during 2010 and (b) a $1.17 million decrease in revenues derived from professional services fees, mainly attributable to a decrease in various consultancy fees paid by BG Group, a special bonus that was paid by BG Group in 2010 due to successful completion of the newbuilding projects and a decrease in services provided to Ceres Marine Partners. This decrease was offset in part by an increase in the performance bonus we received from BG Group for the management of its ships. The decrease in revenues in our vessel management segment from construction supervision services and professional services fees was partially offset by an increase of $2.80 million in management fees due to the increase in the managed fleet to an average of 14.0 vessels in 2011 compared to an average of 10.3 vessels in 2010.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 49.88%, or $4.31 million to $12.95 million during the year ended December 31, 2011, from $8.64 million during the year ended December 31, 2010. The increase is mainly due to the increased operating days of our owned fleet, resulting from the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011, as well as an increase in the number of managed ships.

Vessel ownership segment: Vessel operating costs in the segment increased by $5.32 million as a result of the higher number of operating days of the two ships in our owned fleet during 2011, to $10.10 million during the year ended December 31, 2011, from $4.78 million during the year ended December 31, 2010.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services decreased by $0.48 million to $4.69 million during the year ended December 31, 2011, from $5.17 million during the year ended December 31, 2010, primarily as a result of lower payroll costs for personnel related to the newbuilding supervision project.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 38.29%, or $4.43 million, to $16.00 million during the year ended December 31, 2011, from $11.57 million during the year ended December 31, 2010. The increase is mainly attributable to an increase in unallocated general and administrative expenses.

Vessel ownership segment: General and administrative expenses in the segment had a minor decrease of $0.05 million to $1.14 million during the year ended December 31, 2011, from $1.19 million during the year ended December 31, 2010. The decrease is principally attributable to the legal and professional fees we incurred during the year ended December 31, 2010 in connection with the registration of our two owned ships upon delivery.

Vessel management segment: General and administrative expenses in the segment increased by $0.54 million to $6.05 million during the year ended December 31, 2011, from $5.51 million during the year ended December 31, 2010. The increase in general and administrative expenses is primarily attributable to the need to add resources and shoreside personnel in connection with the management of the additional ships.

Unallocated: Unallocated general and administrative expenses increased by $4.05 million to $9.61 million during the year ended December 31, 2011, from $5.56 million during the year ended December 31, 2010. The increase is mainly attributable to (a) an increase of $2.70 million in personnel costs due to an increase in management compensation in connection with the expansion of our fleet, an increase in directors’ fees and an increase in payroll and other personnel-related expenses, (b) an increase of $0.41 million in equity-settled compensation due to acceleration derived from the conversion of 391,510 manager shares into common A shares in August 2011 and (c) an increase of $0.94 million in all other unallocated costs such as office rent, utilities, professional fees, legal fees and other expenses.

Depreciation of Fixed Assets:

Consolidated depreciation expense increased by 95.58%, or $6.27 million, to $12.83 million during the year ended December 31, 2011, from $6.56 million during the year ended December 31, 2010. The increase is mainly attributable to the vessel ownership segment.

Vessel ownership segment: Depreciation expense in the segment, which primarily relates to the GasLog Savannah and the GasLog Singapore, increased by $6.21 million to $12.61 million during the year ended December 31, 2011, from $6.40 million during the year ended December 31, 2010, as a result of the depreciation on our two owned ships in operation for the full year during 2011, compared to depreciation for part of the year in 2010.

Financial Costs:

Consolidated financial costs increased by 90.69%, or $4.58 million, to $9.63 million during the year ended December 31, 2011, from $5.05 million during the year ended December 31, 2010. The increase is mainly attributable to the vessel ownership segment.

Vessel ownership segment: Financial costs in the segment increased by $4.58 million, to $9.57 million during the year ended December 31, 2011, from $4.99 million during the year ended December 31, 2010, as a result of the interest expense on outstanding indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. Interest expense on the indebtedness was capitalized until delivery of the ships in 2010. During the year ended December 31, 2011, we had an average of $296.70 million of outstanding indebtedness with a weighted average interest rate of 2.92%, and during the year ended December 31, 2010, we had an average of $236.67 million of outstanding indebtedness with a weighted average interest rate of 3.21%.

Financial Income:

Consolidated financial income decreased by 66.67%, or $0.08 million, to $0.04 million for the year ended December 31, 2011, from $0.12 million during the year ended December 31, 2010. The decrease is a result of the decrease in average time deposits during the period.

Loss on Interest Rate Swaps, Net:

A consolidated loss of $2.73 million on interest rate swaps was recognized in 2011 as a result of a $2.46 million loss recognized at the inception of swap agreements signed in 2011 and a $0.27 million loss of the ineffective portion of the changes in the fair value of the swap agreements.

Share of Profit of Associate:

Our consolidated share of profits from our interest in Egypt LNG decreased by 10.27%, or $0.15 million, to $1.31 million during the year ended December 31, 2011, from $1.46 million during the year ended December 31, 2010, due to increased operating expenses for the Methane Nile Eagle during the year ended December 31, 2011, which resulted in lower net income for Egypt LNG.

Gain on Disposal of Subsidiaries:

During the year ended December 31, 2011, we recorded a gain of $0.02 million resulting from the transfer of shares of two dormant subsidiaries, GasLog Holdings Limited and GasLog Services Limited, to Ceres Shipping in a non-cash transaction for no consideration.

Profit for the Year:

Consolidated profit for the year ended December 31, 2011 increased by 43.07%, or $4.13 million, to $13.72 million, from $9.59 million for the year ended December 31, 2010 as a result of the aforementioned factors.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG Group. For the year ended December 31, 2012, we received 97.4% of our revenues from BG Group, 1.2% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest and 1.4% from another customer. For the year ended December 31, 2011, we received 98.6% of our revenues from BG Group, 1.1% of our revenues from Egypt LNG and 0.3% from another customer. Shell will become a customer upon delivery to us from the shipyard of the two newbuildings that will be chartered to one of its subsidiaries, which is scheduled for dates in 2013 and 2014.

Seasonality

Since our owned ships are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

GasLog has financed its capital requirements with contributions from its shareholders and the Joint Venture Partner (prior to our IPO), proceeds from our IPO, operating cash flows and long-term bank borrowings. Our principal uses of funds have been capital expenditures to establish, grow and maintain our owned fleet, service our debt, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity needs are to fund our ship operating expenses, finance the purchase and construction of our newbuildings and service our existing debt. Our long-term liquidity needs primarily relate to debt repayment and scheduled installment payments to the shipyard in respect of newbuilds due to be delivered. We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under our loan agreements, along with any borrowings under new credit facilities that we may obtain from time to time. We do not currently have any specific plans with respect to any future equity financing. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 20% held in euros as of December 31, 2012. We have not made use of derivative instruments other than for interest rate risk management purposes. See Note 22 to our audited consolidated financial statements for details on our interest rate swap arrangements.

In 2012, the Company adopted what it considers to be conservative risk management policies to be used as a guideline in managing risks arising from our business and treasury activities. The Treasury Policies and Procedures aim to ensure that: responsibilities for treasury activities are delegated appropriately; treasury risks are identified, quantified and actively managed in a timely manner; and treasury transactions are properly authorised, controlled, reported and monitored.

In addition, during 2012 the Company established a set of Counterparty Risk Policies and Procedures formalizing our counterparty credit risk management process with an aim to protect against unwarranted credit exposures and to seek to manage counterparty risk. The purpose of the Counterparty Risk Policies and Procedures is to: provide general principles to guide counterparty credit risk management process; identify and actively manage counterparty risks; and delegate authority to approve additional counterparty risk on the Company.

As of December 31, 2012, we had $110.98 million of cash and cash equivalents, of which $3.33 million was held in a retention account in connection with the next installment and interest payment due under the credit facility entered into by our subsidiary GAS-two Ltd., $93.11 million was held in time deposits and $0.85 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of our vessel management segment to cover operating expenses of customer-owned ships operating under our management.

As of December 31, 2012 we had $104.67 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

In the years ended December 31, 2010, 2011 and 2012, our pre-IPO shareholders made surplus capital contributions to us of $85.42 million, $92.97 million and $18.66 million, respectively, to provide us with working capital and funding for capital expenditures. The net proceeds from our IPO completed on April 4, 2012, net of underwriting discounts of $18.10 million and offering costs of $4.91 million, was $309.65 million.

As of December 31, 2012, we had an aggregate of $255.66 million of indebtedness outstanding under two credit agreements, of which $26.48 million was repayable within one year. In addition, we had four loan agreements for $1.13 billion in the aggregate to finance a portion of the contract prices of six of our new LNG carriers on order, the GasLog Shanghai and the GasLog Santiago (which was delivered in January 2013 and in March 2013, respectively). For more details, see “—Capital Expenditures”.

The total contract price for our six newbuildings on order as of December 31, 2012, the GasLog Shanghai and the GasLog Santiago was approximately $1.55 billion, of which $210.13 million was paid as of December 31, 2012 (and $0.15 billion was paid in January 2013 upon delivery of the GasLog Shanghai and $0.15 million was paid in March 2013 upon delivery of the GasLog Santiago). The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the six newbuildings on various dates in 2013, 2014 and 2015. As noted above, as of December 31, 2012, we had four unused loan facilities available to us aggregating $1.13 billion to finance a portion of the contract prices for these newbuildings, the GasLog Shanghai and the GasLog Santiago. The balance of the total contract price will be funded by available cash and cash from operations. As of December 31, 2012, we also had options to acquire two additional newbuilding LNG carriers, which options expired in 2013.

In 2013, we entered into two construction contracts for two LNG carriers at Samsung Heavy Industries for delivery in 2016. The total contract price for our eight newbuildings on order as of March 27, 2013 was approximately $1.57 billion, of which $175.13 million was paid as of March 27,

2013. We expect to finance the construction of these newbuildings with new debt agreements. In connection with this transaction, GasLog obtained options for four additional LNG carriers. In the event we decide to exercise these options, we expect to finance the costs with available cash, cash from operations and a combination of debt and equity financing.

In the year ended December 31, 2010, we declared dividends to our then shareholders of $17.25 million, $16.77 million of which was paid in cash, with the remainder contributed to the capital of the Company by our existing majority shareholder. In the year ended December 31, 2011, we declared dividends to our then shareholders of $8.5 million, $0.77 million of which was paid in cash, with the remainder contributed to the capital of the Company by our existing majority shareholder.

We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. On February 26, 2013, the board of directors declared a quarterly cash dividend of $0.11 per common share that was paid on March 25, 2013.

As our fleet expands, we will evaluate changes to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy” for a discussion of risks related to our ability to pay dividends.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of December 31, 2012, our current assets totaled $219.85 million while current liabilities totaled $50.76 million, resulting in a positive working capital position of $169.09 million.

Cash Flows

Year ended December 31, 2012 compared to the year ended December 31, 2011

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2012	2011
	(in thousands of U.S. dollars)
Net cash from operating activities	$24,918	$27,001
Net cash used in investing activities	(212,621)	(86,464)
Net cash from financing activities	278,811	56,286

Net Cash from Operating Activities

Net cash from operating activities decreased by 7.70%, or $2.08 million, to $24.92 million in the year ended December 31, 2012, from $27.00 million in the year ended December 31, 2011. The decrease was due to an increase of $2.54 million in cash paid for interest, an increase of $6.20 million in payments for general and administrative expenses, operating expenses and inventories, and an increase of $2.36 million in security collaterals, which items were partially offset by an increase of $3.49 million in revenue collections and favorable changes in cash from ship management creditors amounting to $5.53 million.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $126.16 million to $212.62 million in the year ended December 31, 2012, from $86.46 million in the year ended December 31, 2011. The increase was mainly attributable to $103.82 million placed in time deposits with initial durations of more than three months but less than a year, a $22.40 million increase in payments for the construction costs of newbuildings and a $0.33 million increase in payments for other tangible assets, a $0.50 million decrease in return of capital we received from Egypt LNG and also a decrease of $0.14 million of dividends we received from Egypt LNG, partially offset by an increase of $0.98 million in interest income received.

Net Cash from Financing Activities

Net cash from financing activities increased by $222.52 million to $278.81 million in the year ended December 31, 2012, from $56.29 million in the year ended December 31, 2011. The increase was mainly attributable to the proceeds from the completion of our IPO of $314.26 million and a $2.43 million decrease in scheduled bank loan repayments, partially offset by a $6.14 million increase in dividends paid, a $74.31 million decrease in capital contributions that we received from our pre-IPO shareholders, a $11.46 million increase in payments of loan issuance costs and a $2.24 million increase in payments of IPO costs.

Year ended December 31, 2011 compared to the year ended December 31, 2010

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2011	2010
	(in thousands of U.S. dollars)
Net cash from operating activities	$27,001	$25,633
Net cash used in investing activities	(86,464)	(212,806)
Net cash from financing activities	56,286	203,203

Net Cash from Operating Activities

Net cash from operating activities increased by 5.35%, or $1.37 million, to $27.00 million in the year ended December 31, 2011, from $25.63 million in the year ended December 31, 2010. The increase was due to an increase of $20.33 million in revenue collections, partially offset by an increase of $4.92 million in cash paid for interest, an increase of $6.48 million in payments for general and administrative expenses, operating expenses and inventories, and unfavorable changes in cash from ship management creditors amounting to $7.56 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $126.35 million to $86.46 million in the year ended December 31, 2011, from $212.81 million in the year ended December 31, 2010. The decrease was mainly attributable to a decrease of $141.54 million in payments for the construction costs of newbuildings, partially offset by $9.17 million that we received in 2010 from the Joint Venture Partner in return for equity in GAS-three Ltd. and GAS-four Ltd. and a release of $5.69 million in restricted cash in 2010.

Net Cash from Financing Activities

Net cash from financing activities decreased by $146.91 million to $56.29 million in the year ended December 31, 2011, from $203.20 million in the year ended December 31, 2010. The decrease was mainly attributable to a decrease of $143.82 million in bank loan drawdown, an increase of $3.99 million in payment of loan issuance costs, an increase of $21.34 million in bank loan repayments, and an increase of $1.28 million in payment of costs related to our IPO, partially offset by an increase of $7.55 million in capital contributions we received from our pre-IPO shareholders and the Joint Venture Partner and a decrease of $16.00 million in dividends we paid to pre-IPO shareholders.

Credit Facilities

As of December 31, 2012, our outstanding indebtedness related to the two credit facilities secured by the GasLog Savannah and the GasLog Singapore, respectively. In January 2013, our subsidiary GAS-three Ltd. drew $136.25 million from a third credit facility to partially finance the delivery of GasLog Shanghai. In March 2013, our subsidiary GAS-four Ltd. drew $136.25 million from the same facility to partially finance the delivery of the GasLog Santiago. All facilities are denominated in U.S. dollars. The following summarizes certain terms of the three facilities as of March 27, 2013:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2012
Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$143.09 million	LIBOR + applicable margin	2020

29 consecutive quarterly installments, the first in the amount of $2.81 million and the remaining 28 in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020

DnB Bank ASA, National Bank of Greece S.A. and UBS AG(1)	GAS-two Ltd. (GasLog Singapore)	$105.61 million	LIBOR + applicable margin	2014	4 consecutive quarterly installments, with a balloon payment of approximately $88.79 million due in January 2014 concurrently with the final installment

DNB Bank ASA, London Branch, and the Export-Import Bank of Korea	GAS-three Ltd. (GasLog Shanghai) and GAS-four Ltd. (GasLog Santiago)	$272.50 million	LIBOR + applicable margin	2025

48 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have a put option giving them the right to request full repayment in 2018

In addition, through our subsidiaries, we have entered into three loan agreements in connection with the financing of a portion of the contract prices of six of our eight contracted newbuildings. Borrowings under these facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the relevant ships. Each of the facilities will be denominated in U.S. dollars. The following summarizes certain terms of the facilities as of March 27, 2013:

Lender(s)	Subsidiary Parties (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installment Schedule
Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, Greece Branch	GAS-five Ltd. and GAS-six Ltd. (Hull Numbers 2016 and 2017)	Up to $277 million	Q2 2013 and Q3 2013	LIBOR + applicable margin	2019

24 consecutive quarterly installments of $2.04 million under each tranche, with two balloon payments of $89.62 million each due under each tranche no later than the earlier of six years from delivery of the collateral ships or July 2019

Lender(s)	Subsidiary Parties (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installment Schedule
Credit Suisse AG	GAS-seven Ltd. (Hull Number 2041)	Up to $144 million	Q4 2013	LIBOR + applicable margin	2020	28 consecutive quarterly installments of $2 million, with a balloon payment of $88 million due with the last installment

DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. (Hull Numbers 2042, 2043 and 2044)	Up to $435 million	Q2 2014, Q4 2014 and Q1 2015	LIBOR + applicable margin	2021 (first tranche) and 2022 (second and third tranches)

28 consecutive quarterly installments of $1.99 million, $2.03 million and $2.03 million, respectively, under each tranche, with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche

(1)

In February 2013, the Group accepted an offer letter from DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110 million and a revolving credit facility of up to $50 million for the purpose of refinancing the existing facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG and for general corporate purposes. The term loan is repayable in 20 equal quarterly installments of $2.50 million, together with a balloon installment of $60.00 million due with the final installment in 2018. The revolving credit facility will be available for drawing on a fully revolving basis in minimum amounts of $5 million until three months prior to the maturity date.

Our credit facilities are secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•	guarantees from us and our subsidiary GasLog Carriers Ltd.;

•	for certain of our facilities, a pledge of the share capital of the respective borrower; and

•	for certain of our facilities, a first priority assignment of all earnings and insurances related to the ship owned by the respective borrower.

Our business is not subject to seasonal borrowing requirements.

Covenants and Events of Default

Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts;

•	change the manager of our ships;

•	undergo a change in ownership; or

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	beginning December 31, 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•

beginning December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million after the first drawdown or, in the case of the Credit Suisse AG facility, at the last compliance date immediately prior to the loan drawdown;

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	our market value adjusted net worth must at all times exceed $350 million.

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full, or to allow our controlling shareholders to reduce their shareholding in us below specified thresholds.

The loan agreement we entered into in March 2012 for a $272.5 million credit facility provides that the lenders thereunder will have a put option that gives them the right to request repayment of the facility in full on the fifth anniversary of the delivery of the GasLog Shanghai, which was delivered in January 2013.

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender. In addition, we are required under one of our facilities to secure charters for the ships identified by hull numbers 2043 and 2044, on terms approved by the lenders, at least 60 days prior to the scheduled delivery date of the applicable ship.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, each facility contains covenants requiring that the fair market value of the ship securing the facility remains above 120% of all amounts outstanding under the applicable facility. In the event that the value of a ship falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity.

The Company is not in default under any of its credit facilities.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, the GasLog Savannah and the GasLog Singapore. During the years ended December 31, 2012, 2011 and 2010, we funded $109.35 million, $86.95 million and $228.49 million, respectively, of construction costs, including installment payments on newbuildings, with funds borrowed under credit facilities, capital contributions from our pre-IPO shareholders and proceeds from our IPO.

As of December 31, 2012, our commitments for capital expenditures related to the GasLog Shanghai and the GasLog Santiago and six of our contracted LNG carriers on order. In 2013, we entered into two construction contracts for two LNG carriers at Samsung Heavy Industries for delivery in 2016. Additionally, GasLog obtained options for four additional newbuilding LNG carriers that expire in July 2013. We have not yet decided whether we will exercise the options. We are scheduled to take delivery of the eight newbuildings on various dates in 2013 through 2016. The total contract price for our eight newbuildings on order as of March 27, 2013 was approximately $1.57 billion. The remaining balance of the contract prices as of March 27, 2013 was $1.40 billion. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with borrowings under the three loan agreements we have entered into with an aggregate undrawn amount of $0.86 billion as of March 27, 2013, new debt agreements and the proceeds from our IPO. In the event we decide to exercise our options to order four additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

To the extent that we are unable to draw down the amounts committed under our credit facilities, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuildings, which could adversely impact our ability to pay dividends to our shareholders, and materially adversely affect our results of operations and financial condition.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our principal accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Ship Cost, Lives and Residual Value

When determining ship construction cost, we recognize both the installment payments paid to the shipyard along with any directly attributable costs of bringing the ships to their working condition incurred during the construction periods. Directly attributable costs incurred during the ship construction period consist of capitalized borrowing costs, commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, lubricants and other ship delivery expenses. Any vendor discounts are deducted from the cost of our ships. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The ship construction costs included in the ship component are depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the current market value of the ships as if they were at the end of their useful lives at the time we make such estimate. The estimated residual value of our ships may not represent the fair market value at any one time, in part because there has historically been very little scrapping of LNG carriers and because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of our ships or their residual value would have the effect of increasing the annual depreciation charge.

When we are faced with regulations that place significant limitations on the ability of one of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

Deferred Drydocking Cost

We must periodically drydock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the drydocking component of the cost of the ship, representing estimated costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships.

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written off and forms part of the gain or loss recognized upon disposal of ships in the period when contracted. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 30 or 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future.

Measurement of Equity-Settled Employee Benefits Expense

Equity-settled payments to employees are measured at the fair value of the equity instruments on the grant date. For the manager shares and subsidiary manager shares granted on January 1, 2010, we used the discounted future cash flow valuation technique (income approach), which included inputs that are not based on observable market data, because the market price for our shares was not available at that time. The valuation was prepared internally on a contemporaneous basis pursuant to applicable IFRS guidance, which provides that in the absence of market prices for shares, fair value is estimated using a valuation technique to estimate what the price of the equity instruments would have been on the measurement date in an arms’ length transaction between knowledgeable, willing parties. IFRS does not require the use of a third-party valuation specialist to prepare the valuation. At the time of preparation of our financial statements as of and for the periods ended December 31, 2011, we were a private company with sufficient internal knowledge and experience to prepare such a valuation. Accordingly, we did not think it was necessary to appoint an independent valuation specialist.

According to this valuation technique, the value of GasLog and its subsidiaries was determined to be equal to the present value of the net operating cash flows generated during each year of the explicit forecast period and the terminal value. The terminal value was determined to be the cash flows that GasLog and its subsidiaries would have been able to generate beyond the explicit forecast period. The cash flows taken into consideration were the Operating Free Cash Flows discounted by using the Weighted Average Cost of Capital of 7.31%. The terminal value was calculated using a perpetuity growth method with a perpetual annual growth rate set at a level equal to 1% and a capitalization multiple of 16. The terminal value calculated by using the perpetuity growth method was then cross-checked with the terminal value calculated using the terminal multiple method. The fair value was divided by the total number of issued and outstanding shares of GasLog Ltd. to determine the fair value per share. We believe the valuation technique was consistent with generally accepted valuation methodologies for pricing financial instruments, and incorporated all factors and assumptions that knowledgeable, willing market participants would consider in setting the price.

The grant-date fair value of the manager shares and subsidiary manager shares determined according to the valuation technique described above differed from the price of shares offered to the public in our IPO due to a number of factors. In particular, the valuation was based on our business as of January 1, 2010, when the equity-settled compensation was granted. Accordingly, the valuation took into account projected earnings from our two owned ships that were on order, as well as projected earnings from our 25% interest in the Methane Nile Eagle and from our technical management of 14 ships, in each case as of January 1, 2010. Our business at the time of our IPO in April 2012 had changed significantly since January 1, 2010, due to, among other things: (1) the shipbuilding contracts we entered into for eight newbuildings scheduled to be delivered between 2013 and 2015; (2) the time charter arrangements we secured for six of our newbuildings, with initial terms of up to seven years; (3) the four loan agreements we entered into for $1.13 billion in the aggregate of debt financing in connection with the financing of our newbuildings; (4) the declaration by the charterers of extension options under the charters that were in effect as of January 1, 2010 for our two owned ships; (5) the steps we took in contemplation of an IPO, including the filing of the registration statement with the SEC; (6) capital contributions from our pre-IPO shareholders; (7) revised assumptions regarding future exchange rates; (8) financing costs that were lower than expected due to a favorable interest rate environment; and (9) additional third-party revenues earned by our vessel management segment.

We believe each of the above factors, as well as changes in market conditions, contributed to a difference between the fair value of the equity-settled compensation as determined on the date of grant and the price of shares offered to the public in our IPO.

Immediately prior to the completion of our initial public offering on April 4, 2012, all outstanding manager shares and subsidiary manager shares vested immediately and were converted into common shares.

Impairment of Goodwill

We review goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing our management company, GasLog LNG Services, which was acquired by us in 2005.

In order to determine whether goodwill has been impaired, we estimate the value-in-use of the cash-generating unit to which goodwill has been allocated. The value-in-use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and also a suitable discount rate in order to calculate present value representing recoverable amount of the cash-generating unit. In determining the value-in-use of the cash-generating unit as of December 31, 2012, we used cash flow projections based on financial budgets approved by us covering a four-year period and a terminal multiple of 8. Growth assumptions were based on conservative estimates and considered the number of ships expected to be under our management for which contracts were in place at the end of each year. The key assumptions used in the value-in-use calculations are as follows:

•	average inflation of 2% per annum;

•	a discount rate of 11% per annum;

•	annual growth rate of nil; and

•	1 euro = 1.32 U.S. dollars.

We assessed the recoverable amount of goodwill at the end of each annual reportable period and concluded that goodwill associated with our cash-generating unit was not impaired. We believe that any reasonably possible further change in the key assumptions on which the recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

Consolidation of 51% Owned Subsidiaries

Our consolidated financial statements incorporate GasLog Ltd. and the subsidiaries controlled by GasLog Ltd. We consider control to be the power to govern the financial and operating policies of an invested enterprise so as to obtain benefits from its activities.

We determined that we controlled all of the subsidiaries that were 51% owned during the periods presented in our consolidated financial statements, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd., because we were able to appoint three out of five members of the board of directors of each subsidiary, who were empowered to make governance decisions. As of June 23, 2011, each of these four subsidiaries is now indirectly wholly owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

Recent Accounting Pronouncements

Standards and Interpretations adopted in the current period

There are no new and revised Standards and Interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Group.

Standards and amendments in issue not yet adopted

See Note 2 to our consolidated financial statements included elsewhere in this report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

LNG Supply

In 2012, the global trade of LNG cargoes was approximately 240 million tons per annum (“mtpa”), almost the same as in 2011. Declines in LNG production from countries such as Yemen, Indonesia, Egypt and Algeria were partly offset by the commencement of production from the Pluto LNG project in Australia. In addition, based on the public announcements of major LNG producers, we expect that new LNG production volumes should become available in the 2013-2014 timeframe from projects in Angola, Australia, Algeria, and Papua New Guinea, which we expect should in turn support a growth in global LNG volumes. In the longer term, the United States may become a significant exporter of LNG, based on the existence of one announced project and several potential projects, as well as the release of a study in December 2012 commissioned by the U.S. Department of Energy that concluded that LNG exports would have a net beneficial effect on the U.S. economy. Very large gas discoveries offshore East Africa may also result in both Mozambique and Tanzania potentially becoming significant exporters of LNG in the longer term.

LNG Demand

The relatively low price of natural gas in the United States in 2012 compared with the much higher prices paid by LNG buyers in the Far East and elsewhere has supported the long distance transport of LNG. Japan has been a demand driver for LNG since the 2011 earthquake and tsunami. Japan, together with China, India, and Brazil, saw LNG imports increase in 2012 compared to 2011. In 2012, GasLog also saw an increase in opportunities for multi-year charters of LNG ships on order. While over time various factors may cause the gas price disparity between regions to narrow, we believe that demand for gas, including LNG, will remain strong over at least the next several years in countries that must import oil and gas for fuel and feedstock.

Global LNG Fleet

The global fleet of approximately 365 dedicated LNG carriers saw two LNG carriers delivered in 2012, and thirty-five orders placed, of which three were orders for FSRU. This high level of ordering was driven in part by the significant developments in plans for new liquefaction projects. Three 1970’s built LNG carriers were reportedly sold for scrap, and ships of a similar age and propulsion-type experienced idle time in 2012.

We believe that the development of new LNG supply projects and growing global demand for natural gas should support the existing order backlog for vessels and should also drive a need for more LNG carriers in the future. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support the ability of experienced LNG operators, such as GasLog, to obtain new charters over new or less experienced operators. However, various factors, including changes in prices and demand for LNG can materially affect the competitive dynamics that currently exist.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

As of December 31, 2012, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2012 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$255,660	$26,483	$109,528	$16,503	$103,146
Interest on long-term debt obligations(2)	29,529	7,958	8,215	6,533	6,823
Loan arrangement fees and commitments(3)	12,247	7,259	4,988	—	—
Special bonus to management(4)	1,672	1,672	—	—	—
Shipbuilding contracts	1,336,375	820,125	516,250	—	—
Operating lease obligations	1,688	616	1,043	29	—

Total	$1,637,171	$864,113	$640,024	$23,065	$109,969

(1)

The table does not include obligations under the loan agreement we entered into through our subsidiaries on October 3, 2011 with Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, Greece Branch, for $277 million, the facility agreement we entered into through our subsidiaries on December 23, 2011 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), for $435 million, the facility agreement we entered into through our subsidiary on January 18, 2012 with Credit Suisse AG for $144 million or the facility agreement we entered into for $272.5 million through our subsidiaries on March 14, 2012 with DNB Bank ASA and the Export-Import Bank of Korea. We have borrowed $136.25 million and $136.25 million from the last facility to finance the delivery of GasLog Shanghai and the GasLog Santiago, respectively, in 2013. The current undrawn facilities are in an aggregate amount of $0.86 billion. The first installment payment for any borrowings we make under these loan agreements will be due three months after the delivery of the newbuildings that will serve as collateral under the facilities.

(2)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 1.91% to 5.44% which takes into account LIBOR of 0.31% and our various applicable margin rates and fixed-rate interest rate swaps associated with each debt.

(3)

Loan arrangement fees and commitments do not include agency fees in the amount of $0.13 million per annum for the loan agreement with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) and the loan agreement with Nordea Bank Finland Plc, London Branch, ABN

AMRO Bank N.V. and Citibank International Plc, Greece Branch, which are incurred until the maturity date for each loan.

(4)

As compensation for successful negotiation of commercial terms and conditions for the purchase of two of our newbuildings, our board of directors approved the award of a special bonus to be paid to key members of management. A portion of the bonus was paid in 2011 and 2012. As of December 31, 2012, our future obligations in respect of the special bonus amounted to $1.67 million, payable in 2013. A portion of the bonus was accelerated and paid in January 2012 in connection with the resignation of our former Chief Executive Officer. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Separation Agreement with Former Chief Executive Officer”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent: Paul J. Collins, William M. Friedrich, Julian Metherell, Anthony S. Papadimitriou and Robert D. Somerville. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	54	Chairman and Director
Paul Wogan	50	Chief Executive Officer
Philip Radziwill	32	Vice Chairman and Director
Henrik Bjerregaard	46	Chief Financial Officer
Simon Crowe	45	Chief Financial Officer, effective April 1, 2013
Graham Westgarth	58	Executive Vice President Operations and Strategy
Bruce L. Blythe	68	Director
Paul J. Collins	76	Director
William M. Friedrich	64	Director
Julian Metherell	49	Director
Anthony S. Papadimitriou	57	Director
Robert D. Somerville	69	Director

Certain biographical information about each of these individuals is set forth below.

Peter G. Livanos is our Chairman and a member of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos serves as the vice chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, our Vice Chairman and a member of our board of directors.

Paul Wogan is our Chief Executive Officer. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a shareholder and non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Philip Radziwill is our Vice Chairman and a member of our board of directors. Mr. Radziwill has been a director since October 2011 and he became our Vice Chairman in January 2012. In 2013 Mr. Radziwill stepped back from his executive position in the Company but maintains his support of the Company’s management through his position on our board of directors. Mr. Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of the Radziwill family, including the family’s investment in the Company. From 2006 to 2009, Mr. Radziwill was employed in the equity group at Moore Capital Management LLC, a private investment management firm based in New York, where he focused on a long/short equity strategy within the energy industry. Prior to joining Moore Capital Management, Mr. Radziwill was employed as an investment banker at Goldman, Sachs & Co. within the Industrial & Natural Resources group. Mr. Radziwill is a graduate of Brown University. He is the first cousin of Peter G. Livanos, our Chairman.

Henrik Bjerregaard is our Chief Financial Officer. Mr. Bjerregaard will be stepping down on April 1, 2013. Prior to joining us in 2007, Mr. Bjerregaard was employed at A.P. Moller - Maersk Group, where he served as chief financial officer of Maersk Tankers from 2004 to 2007, and chief financial officer of Maersk Gas Carriers from 2001 to 2004. While at Maersk Tankers, Mr. Bjerregaard worked with Messrs. Knappe and Petersen as part of a team that led the development of Maersk LNG’s eight-ship fleet of LNG carriers. Mr. Bjerregaard has a Masters degree in Economics from the University of Aarhus, Denmark.

Simon Crowe will become our Chief Financial Officer on April 1, 2013. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Graham Westgarth is our Executive Vice President, Operations and Strategy. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of FSO’s. From 2001 to 2010, Mr. Westgarth served as president, Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. From 1987 to 1999, Mr. Westgarth was employed by Maersk Company Limited, the last 5 years of which he served as General Manager of the Maersk UK flag fleet. Mr. Westgarth is the current chairman of INTERTANKO, an industry organisation, which represents 80% of the world’s independent tanker owners and operators. Mr. Westgarth’s sea service includes serving in various ranks with Common Bros, Rowbotham Tankers, and Maersk Company Limited. He was promoted to Master at age 29 and subsequently served on crude/product carriers, LPG and chemical carriers. He is a graduate of the Columbia University Senior Executive Development Program.

Bruce L. Blythe has been a member of our board of directors since October 2011. Mr. Blythe has been involved in the shipping industry for over 15 years, having served as an advisor to the Livanos family since 1994. For nearly 20 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe is a director of Halcyon Days (London) Ltd., a private consumer products company. He also serves as a director of Ceres Shipping, our controlling shareholder. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

Paul J. Collins has been a member of our board of directors since October 2011. Mr. Collins retired as Vice Chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 1998, Mr. Collins served as a director of Citicorp and its principal subsidiary Citibank; from 1988 to 1998 he served as vice chairman of those entities. Mr. Collins currently serves as a trustee of the University of Wisconsin Foundation and The Glyndebourne Arts Trust. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm. He was previously a director of Kimberly-Clark Corporation, Nokia Corporation, BG Group and Enstar Group and a member of the Supervisory Board of Actis Capital LLP. Mr. Collins is a graduate of the University of Wisconsin and holds an M.B.A. from the Harvard Business School.

William M. Friedrich has been a member of our board of directors since October 2011 and currently serves as our senior independent director. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group plc. Mr. Friedrich held several senior executive positions during his 14- year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. Mr. Friedrich serves as a director of Mountain Lake Community Service Inc., a non-profit charitable organization. He holds a J.D. from Columbia Law School and a B.A. from Union College.

Julian Metherell has been a member of our board of directors since October 2011. Mr. Metherell is the chief financial officer of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell also serves as a director of Genel Energy plc. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our board of directors since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1992. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Robert D. Somerville has been a member of our board of directors since November 2011. Mr. Somerville is the chairman of the American Bureau of Shipping, or “ABS”, the second-largest marine classification society in the world. Mr. Somerville has been employed at ABS for over 30 years, and from 2004 until April 2011 he served as the company’s chairman and chief executive officer. Mr. Somerville currently serves as a member of the board of trustees of ABS and as a member of the board of directors of Maine Maritime Academy. Mr. Somerville is a graduate of Maine Maritime Academy, where he received a B.Sc. degree in Marine Engineering. He has also received honorary degrees from the Webb Institute in New York and Maine Maritime Academy.

Board Leadership Structure

Our board leadership structure consists of our Chairman, the senior independent director and the chairmen of our board committees. Our operational management is headed by our Chief Executive Officer (“CEO”). The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to shareholders.

Peter G. Livanos, our Chairman, also served as our CEO until January 2013, when the roles were split with Mr. Livanos continuing as Chairman and Paul Wogan taking over the role of CEO. Mr. Livanos, as Chairman, will continue to assist our CEO in driving the Company’s business strategy. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our board in developing our business strategy. Mr. Radziwill, our Vice Chairman, assists our Chairman and our CEO in driving the Company’s business strategy. Finally, William M. Friedrich, who serves as our senior independent director, acts as a liaison to facilitate communication between independent directors and our Chairman to ensure that the Board functions in an effective manner.

B. Compensation of Directors and Senior Management

Our non-executive directors receive:

•	an annual fee of $100,000;

•	an additional annual fee of $20,000 to the senior independent director;

•

additional annual fees of $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee; and

•

additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees).

The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

We did not pay our directors prior to January 1, 2012. However, in respect of our directors’ service during the year ended December 31, 2011, each of our directors received fees amounting to 50% of the annual fees described above. Such fees were paid in cash in the first quarter of 2012.

In addition, our directors, including our directors who also serve as officers, receive reimbursement for their out-of-pocket expenses including travel costs and other short-term benefits. Our directors who also serve as officers will not receive additional compensation for their service as directors. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

In 2012, Peter G. Livanos, our Chairman, received a nominal salary of €1 in his capacity as Chief Executive Officer. For our other executive officers, compensation for 2012 consisted generally of base salary and employee benefits that are generally provided to employees. In addition, our executive officers, including Peter Livanos, were eligible to receive a discretionary cash incentive bonus as determined by the Company. The aggregate amount of cash compensation, including discretionary cash incentive compensation, for the year ended December 31, 2012 paid to our 2012 management, Peter Livanos, Henrik Bjerregaard, Thor Knappe, Jan Petersen, Paul Wogan and Philip Radziwill, was $3.4 million. In addition, beginning in 2013, each of our executive officers is eligible to receive equity-based compensation awards in accordance with the long term incentive plan adopted by our board of directors in 2013.

Equity Compensation Plans

On January 8, 2013, our board of directors approved the 2013 Omnibus Incentive Compensation Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Company and its shareholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Company.

The Plan provides for the grant of options to purchase our common shares, stock appreciation rights, restricted stock units, deferred restricted stock units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 3,143,158 common shares under the Plan (equal to approximately 5% of the 62,863,166 common shares outstanding as of December 31, 2012), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by our board of directors to administer the Plan.

We did not grant any awards under the Plan during the year ended December 31, 2012. As of the date of this annual report, our Compensation Committee has approved grants to our executive officers under the Plan of options to purchase our common shares and restricted stock units, with an aggregate fair value as of the grant date of €1,205,000 (which represents approximately 0.19% of the outstanding shares as of March 27, 2013, based on the closing share price as of such date of $12.91 per common share and an exchange rate of $1.2780 per €1.00).

Special Bonus

In July 2011, our board of directors approved the award of a special bonus of $3.8 million in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s new buildings (Hull Number 2016 and Hull Number 2017). The balance is payable in installments consistent with the payments due to the shipyard. A portion of the special bonus was accelerated and paid in January 2012, in connection with the resignation of our former Chief Executive Officer. A total amount of $1.84 million was paid during the year ended December 31, 2012 pursuant to the special bonus, inclusive of $1.58 million paid to Jeppe Jensen, our former Chief Executive Officer. As of December 31, 2012, the future obligations in respect of the special bonus amounted to $1.67 million. See Note 18 to our consolidated financial statements included elsewhere in this annual report.

Separation Agreement with Former Chief Executive Officer

In January 2012, our former Chief Executive Officer, Jeppe Jensen, resigned from his executive position and his position on our board of directors. In connection with his resignation, we entered into a separation agreement with Mr. Jensen pursuant to which the 801,346 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings. In addition, we made a payment of $1.58 million to Mr. Jensen in respect of the special bonus approved by our board of directors in 2011.

C. Board Practices

Our board of directors consists of eight members. The board of directors may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, our largest shareholder controls a majority of our issued and outstanding common shares. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. A majority of our board of directors qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Metherell and Somerville, with Mr. Collins serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. In addition, each of Messrs. Collins and Metherell qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

•

the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•

assisting the board of directors in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management departments and our compliance with legal and regulatory requirements;

•

annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•

discussing with management and the independent auditors, and making recommendations to our board regarding the approval of, the annual audited financial statements and any periodic financial statements;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•	discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•	meeting periodically and separately with management, our internal audit department and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit and risk committee’s written charter;

•	periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit and risk committee by the board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Collins, Metherell and Radziwill, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

•	making recommendations to the full board of directors with respect to the compensation of directors and senior management;

•	overseeing and making recommendations to the full board of directors with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•	handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Friedrich, Livanos and Somerville, with Mr. Friedrich serving as the committee chairman. The corporate governance and nominating committee is responsible for:

•

identifying and recommending candidates, consistent with criteria approved by the full board of directors, for nomination to be elected by shareholders at annual meetings and for approval of the board of directors to fill board vacancies as and when they arise between annual meetings, as well as putting in place short- and long-term succession plans for senior management and the Chief Executive Officer’s direct reports;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing self-evaluations conducted by the board of directors and its committees and overseeing evaluations of senior management; and

•	handling such other matters that are specifically delegated to the corporate governance and nominating committee by the board of directors from time to time.

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental, or “HSSE”, committee consists of Messrs. Friedrich, Livanos, Papadimitriou and Somerville, with Mr. Somerville serving as the committee chairman. The HSSE committee is responsible for:

•	overseeing the Company’s top-level HSSE policies (including those relating to operational risks);

•	reviewing the Company’s HSSE policies (including those relating to operational risks) on an annual basis and recommending changes to such policies to the Company’s management team;

•	based on reports from management, evaluating the effectiveness of the Company’s systems to achieve the established HSSE policies;

•	receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith;

•	overseeing whether the Company’s HSSE policies take appropriate account of internal and external developments and expectations;

•	evaluating and overseeing the quality of reporting systems required by third parties on HSSE related matters; and

•	assessing the systems within the Company for ensuring compliance with HSSE related laws, regulations and policies.

Senior Independent Director

Mr. Friedrich, an independent director, currently serves as our senior independent director. Our senior independent director is responsible for:

•	presiding at board and shareholder meetings if the Chairman of the board is absent;

•	meeting with the other members of the board without the Chairman present on at least an annual basis in order to evaluate and appraise the performance of the Chairman;

•	chairing the corporate governance and nominating committee when considering succession to the role of the Chairman of the board;

•	chairing meetings of our independent directors;

•	acting as a liaison, if required, to facilitate communication between independent directors and our Chairman, Chief Executive Officer and any member of senior management; and

•	performing such other functions as the board may direct or request from time to time.

Corporate Governance

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our Head of Legal, Line Køhler Ljungdahl, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

D. Employees

As of December 31, 2012, we had 91 full-time employees and one part-time employee, as well as 23 contractors and outsourced employees, all of whom are based in our offices in Piraeus, Greece, Monaco, or the newbuildings site at Samsung Heavy Industries in South Korea. In addition to our shoreside employees and sub-contractors, we had approximately 965 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece. The number of our shoreside employees, sub-contractors and seafaring staff increased significantly in 2012 due to the contracted expansion of our fleet.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2012, our retention rate was 96% for senior officers and 93% for other officers.

Although we have historically experienced a high retention rate for our seafarers, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary pressure on crew costs. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including review provisions and cost pass-through provisions.

E. Share Ownership

The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below. For information regarding arrangements for involving the employees in the capital of the company, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 27, 2013 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 62,863,166 common shares outstanding as of March 27, 2013. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Common Shares Beneficially Held
	Number of Shares	Percentage
Officers and directors
Peter G. Livanos(1)	32,205,532	51.23%
Philip Radziwill	—	—
Henrik Bjerregaard	—	*
Paul Wogan	—	*
Bruce L. Blythe	—	*
Paul J. Collins	—	*
William M. Friedrich	—	*
Julian Metherell	—	*
Anthony S. Papadimitriou	—	*
Robert D. Somerville	—	*
All officers and directors as a group (twelve persons)	32,834,968	52.23%
Other 5% beneficial owners
John S. Radziwill(2)	7,197,596	11.45%
Alexander S. Onassis Foundation(3)	4,512,242	7.18%

(1)

By virtue of common shares held directly, as well as indirectly through Blenheim Holdings, and common shares held by Falconera, which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera. Mr. Livanos has a majority ownership interest in Blenheim Holdings through Ceres Shipping, and he is a beneficial owner of other shares held indirectly through Blenheim Holdings for the benefit of Mr. Livanos and members of his family. Mr.

Livanos’s ownership interest changed in connection with the sale of shares by Blenheim Holdings to the Onassis Foundation in December 2011 (see note 3) and the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012. Mr. Livanos effectively controls the Company through direct and indirect ownership interests.

(2)

John S. Radziwill, the father of our Vice Chairman, Philip Radziwill, and the uncle of our Chairman, Peter G. Livanos, may be deemed to have indirect economic beneficial ownership of 11.45% of our outstanding common shares by virtue of common shares held indirectly through Blenheim Holdings, although he does not have either voting or dispositive control over such shares. John S. Radziwill acquired an indirect minority ownership interest in Blenheim Holdings in June 2011. The indirect economic ownership interest changed in connection with the sale of shares by Blenheim Holdings to the Onassis Foundation in December 2011 (see note 3) and the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012.

(3)

By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. The shares were acquired from Blenheim Holdings in December 2011. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Alexander S. Onassis Foundation, and as a result may be deemed to have indirect beneficial ownership of the shares.

*	Less than 1%.

In March 2012, we completed a registered public offering of our shares of common shares and our common shares began trading on the New York Stock Exchange. Our major shareholders have the same voting rights as our other shareholders. As of March 25, 2013, we had 6,196 shareholders of record.

B. Related Party Transactions

Restrictive Covenant Agreement

On April 4, 2012, Peter G. Livanos and Blenheim Holdings entered into a Restrictive Covenant Agreement with us, pursuant to which Mr. Livanos is prohibited from directly or indirectly owning, operating or managing LNG vessels, other than pursuant to his involvement with us. The restrictions will terminate in the event that Mr. Livanos ceases to beneficially own at least 20% of our issued and outstanding share capital.

Notwithstanding these restrictions, Mr. Livanos is permitted to engage in the following activities:

•

passive ownership (a) of minority interests in any business that is not primarily engaged in owning, operating or managing LNG vessels or (b) constituting less than 5% of any publicly listed company; and

•

non-passive participation in a business that acquires an interest in the ownership, operation or management of LNG vessels, provided that as promptly as reasonably practicable either (A) the business enters into an agreement to dispose of such competitive activity and such disposition is completed within a reasonable time, or (B) Mr. Livanos’s participation in such business is changed so as to satisfy the exception for passive ownership of minority interests in a business that is not primarily engaged in a competitive activity.

The restrictions described above do not apply to transactions by independent fund managers not acting under the direction or control of Mr. Livanos or Blenheim Holdings.

In addition, under the terms of the restrictive covenant agreement, Mr. Livanos and Blenheim Holdings agreed that, subject to the exceptions described below, they would not sell or dispose of any of our common shares owned by them as of the date of the agreement for a period of 18 months following the closing of GasLog’s initial public offering.

As noted above, Mr. Livanos and Blenheim Holdings are permitted under the terms of the restrictive covenant agreement to dispose of our common shares in the following circumstances:

•

pursuant to any transfer by Blenheim Holdings to its shareholders (including any division of the ownership interests in Blenheim Holdings of Mr. Livanos and members of the Radziwill family), provided that the transferee or transferees agree to be bound by the share transfer restrictions of the restrictive covenant agreement;

•	pursuant to any private sale to a strategic investor in the Company, provided that the strategic investor agrees to be bound by the share transfer restrictions of the restrictive covenant agreement;

•	in connection with any sale or transfer that would result in a change in control of the Company, provided that such change in control has been approved by our board of directors; and

•	in transactions relating to shares acquired following the effective date of the restrictive covenant agreement.

For purposes of the restrictive covenant agreement, a “change of control” means Mr. Livanos and Blenheim Holdings cease to beneficially own, in the aggregate, at least 38% of the issued and outstanding share capital of the Company. The share transfer restrictions described above will terminate as to any person that ceases to beneficially own, or does not beneficially own, at least 20% of our issued and outstanding share capital.

Registration Rights Agreement

On April 4, 2012, we entered into a registration rights agreement with certain of our shareholders, pursuant to which we granted such shareholders and their transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they will be a party, to require us to register under the Securities Act of 1933, as amended, or the “Securities Act”, our common shares held by those persons. Under the registration rights agreement, certain of our shareholders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. While these demand registration rights are subject to certain timing and other restrictions, there is no limit on the number of times a shareholder may exercise such rights. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Our shareholders who are party to the registration rights agreement own a total of 36,717,774 common shares entitled to these registration rights.

Subscription Agreement

On March 29, 2012, we entered into subscription agreements with certain of our directors and officers for a concurrent private placement of 261,670 common shares at a price of $14.00 per share.

Indemnification Agreements

We have entered into indemnification agreements with our directors and officers which provide, among other things, that we will indemnify our directors and officers, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, settlements and fees that they may be required to pay in actions or proceedings to which they are or may be made a party by reason of such person’s position as a director, officer, employee or other agent of the Company, subject to, and to the maximum extent permitted by, applicable law.

Office Space and Related Arrangements

Through our subsidiary GasLog LNG Services, we lease our office space in Piraeus, Greece from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. The lease agreement is filed with the Greek authorities, and has been entered into on market rates. In addition, until March 2012, the Group reimbursed Nea Dimitra for part of the costs of the building’s internet line. Since April 2012, the internet line has been provided by a third party.

GasLog LNG Services has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in our Piraeus office. Amounts paid pursuant to the agreement are generally less than €10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services has entered into an agreement with Seres S.A. for the latter to provide telephone and documentation services for our staff based in Piraeus. Amounts paid pursuant to the agreement are less than €100,000 per year.

Through our subsidiary GasLog Monaco S.A.M., we made payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for our office space in Monaco. Ceres Monaco S.A.M. leased operating space pursuant to a service agreement with a third-party property owner, and we occupied a portion of the leased space. We paid to Ceres Monaco S.A.M. €36,850 per month for our office space, which reflected a pro rata portion of the fees payable to the third-party property owner determined based on the amount of space we occupied. For the year ended December 31, 2011, we paid to Ceres Monaco S.A.M. €31,850 per month for our office space and prior to October 2011 we paid €27,000 per month. In connection with our Monaco office space arrangements, our subsidiary GasLog Monaco S.A.M. entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third-party property owner.

Egypt LNG

We have a 25% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle, which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2012 to December 31, 2012, we received a total of approximately $0.81 million in revenues from Egypt LNG in respect of our construction supervision and vessel management services.

Insurance Brokerage

In 2011 and 2012, we procured insurance for our ships through C Transport Maritime S.A.M., an affiliate of Ceres Shipping, which has a dedicated insurance function. This relationship is covered by an insurance and claims handling agreement under which we pay C Transport Maritime S.A.M. $10,000 per owned ship per annum and $3,000 per managed ship per annum, which we believe is consistent with market rates.

Shipbuilding Commissions

Pursuant to commission agreements with Samsung Heavy Industries, commissions due from the shipyard in relation to six of our newbuilding orders will be paid and for the GasLog Shanghai and the GasLog Santiago were paid by Samsung Heavy Industries to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. forwards the payments to our ship-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, these handling fees will amount to less than $100,000 for the six newbuildings on order, the GasLog Shanghai and the GasLog Santiago.

Joint Venture Transactions

Between October 2010 and March 2011, we entered into joint venture agreements with an entity jointly owned by the Livanos and Radziwill families, or the “Joint Venture Partner”, in respect of our subsidiaries GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. for the purpose of ordering, owning and operating the LNG carriers to be owned by those entities. In return for the ownership percentage, the Joint Venture Partner paid us $19.21 million, including equity contributions to the entities, and committed to provide loan guarantees for its pro rata share of the debt financing for the four newbuildings to be owned by the entities. The Joint Venture Partner also agreed to indemnify the four ship-owning subsidiaries for its pro rata share of any liabilities arising under performance guarantees provided by the entities to the shipyard. Under the joint venture agreements, we held a controlling 51% ownership share in each of the four entities.

In June 2011, the Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping, which in turn contributed the 49% interest in the four ship-owning subsidiaries to us through Blenheim

Holdings, our direct majority shareholder. The contribution of the 49% ownership interest in the entities by Blenheim Holdings was a non-cash transaction for us. Following the completion of our IPO, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by us through our wholly owned subsidiary GasLog Carriers Ltd. The indemnification agreements provided by the Joint Venture Partner were terminated in connection with our IPO.

Loan Guarantees

Prior to completion of our IPO Ceres Shipping and the Joint Venture Partner guaranteed our credit facilities. Upon completion of our IPO, each of the guarantees, and corresponding cross-default provisions, were terminated.

Employee Incentive Program

In May 2009, Ceres Shipping provided a promissory letter to our subsidiary, GasLog LNG Services, relating to the funding of an employee incentive program we established for key employees of GasLog LNG Services. Pursuant to the promissory letter, Ceres Shipping agreed to contribute to GasLog LNG Services an amount equal to 2.8% of all dividends declared by us. These contributions from Ceres Shipping were in turn distributed to key employees of GasLog LNG Services through its wholly owned subsidiary, GasLog LNG Services Employee Incentive Scheme Ltd. The contributions by Ceres Shipping totaled $483,000 and $238,000 during the years ended December 31, 2010 and 2011, respectively, and were recorded by us as non-cash capital contributions. The promissory letter from Ceres Shipping was terminated on August 31, 2012, and the related employee incentive program is in the process of being terminated.

Other Transactions

For a description of additional related party transactions, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, executive officers or significant shareholders, or any members of their immediate families or entities controlled by them, have a direct or indirect interest, will be subject to review and approval or ratification by our board of directors or the audit and risk committee, or evaluated pursuant to procedures established by the board of directors. Where appropriate, such transactions will be subject to the approval of our independent directors.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. Our second cash dividend was paid on March 25, 2013 in an amount of $0.11 per share.

As our fleet expands, we will evaluate changes to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. The declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. In addition, our credit facilities impose limitations on our ability to pay dividends. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for a discussion of risks related to our ability to pay dividends.

Set out below is a table showing the dividends declared in 2008, 2009, 2010, 2011 and 2012.

	Year ended December 31,
	2008	2009	2010	2011	2012	Total
	(Expressed in millions of U.S. dollars)
Dividends declared	$—	$—	$17.25	$8.50	$6.91	$32.66

B. Significant Changes

See “Item 18. Financial Statements—Note 25. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States on March 30, 2012, our common shares have been listed on the New York Stock Exchange under the symbol “GLOG”. The following table shows the high and low closing sales prices for our common shares during the indicated periods.

	Price Range
	High	Low
March 30, 2012 to December 31, 2012	$12.54	$8.95
Second Quarter 2012	12.49	8.95
Third Quarter 2012	11.65	9.54
Fourth Quarter 2012	12.54	10.55
September 2012	11.65	10.67
October 2012	12.22	11.28
November 2012	12.54	10.55
December 2012	12.43	11.62
January 2013	13.02	12.10
February 2013	13.30	12.49
March 1, 2013 to March 27, 2013	12.91	12.61

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share, of which 62,863,166 common shares were issued and outstanding as of December 31, 2012.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Please see Note 10 to our financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We were incorporated on July 16, 2003 under the name Gaslog Ltd. We effected a change of name from “Gaslog Ltd.” to “GasLog Ltd.” on August 23, 2011 in compliance with the Companies Act. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

The objects of our business are unrestricted, and the Company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Common Shares

Holders of our common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of our common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of our common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors.

Any cash dividends payable to holders of our common shares listed on the NYSE will be paid to American Stock Transfer & Trust Company, LLC, our transfer agent in the United States for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by a majority of the issued shares of such class. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. In addition, our board of directors may refuse to register the transfer of a share unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

We are required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but an unintentional failure notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the Chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is one or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding common shares. General meetings can be convened at a location in or outside of Bermuda. Our bye-laws provide that our board of directors may, but is not required to, make arrangements permitting shareholders to participate in general meetings by such telephonic, electronic or other communications facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect public documents of the Company available at the office of the Registrar of Companies in Bermuda. These documents include the Company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. Our shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings and the Company’s audited financial statements, which must be presented to the annual general meeting. The Company’s register of members is also open to inspection by shareholders and by members of the general public without charge. The register of members is required under Bermuda law to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). The Company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. The Company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of no less than three directors and no more than fifteen directors, as the board of directors may from time to time determine. Our board of directors consists of eight directors.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

A director may be removed by the shareholders, provided notice of the shareholders’ meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Director Conflicts of Interest

Any conflict of interest question involving one or more of the Company’s directors will be resolved by the audit and risk committee of the board of directors.

In the event that a director has a direct or indirect interest in any contract or arrangement with the Company, provided that the director discloses such interest as required by Bermuda law, such director is entitled under our bye-laws to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the Chairman of our board of directors. In the event that the Chairman has disclosed a direct or indirect interest in a contract or arrangement with us, the determination as to whether the Chairman and any other interested director should be disqualified from voting will be made by a majority of the disinterested directors.

Bermuda law prohibits any director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) from borrowing from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain directors’ and officers’ liability insurance for such purpose. We have also entered into indemnification agreements with our directors and officers. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders including the affirmative votes of at least a majority of all issued and outstanding shares.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation must only be approved by the affirmative votes of a majority of the votes attaching to all issued and outstanding shares entitling the shareholder to vote on such resolutions.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision which provides that in the event any dispute arises concerning the Companies Act or out of our bye-laws, including whether there has been a breach of the Companies Act or our bye-laws by an officer or director, any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. In addition, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Calls on Shares and Forfeiture

In the event of any issuance by the Company of shares that are not fully paid, our board of directors may make such calls as it thinks fit upon the holders of such partly paid shares in respect of any amounts unpaid on such shares (and not made payable at fixed times by the terms and conditions of issue). If a call on partly paid shares is not paid on or before the day appointed for payment thereof, the holder of such shares may at the discretion of our board of directors be liable to pay the Company interest on the amount of such call and our board of directors may direct the secretary of the Company to forward such shareholder a notice in writing demanding payment. If the requirements of such notice are not complied with, any such share may at any time thereafter, until the payment of all amounts due, be forfeited by a resolution of our board of directors to that effect, and such share shall thereupon become the property of the Company and may be disposed of as our board of directors shall determine.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no exchange control restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all our common shares to and between non-residents of Bermuda for exchange control purposes, provided that our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

C. Material Contracts

The following is a summary of each material contract that we have entered into outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)

Registration Rights Agreement among GasLog Ltd. and the shareholders named therein, dated as of April 4, 2012; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(b)

Loan Agreement dated March 14, 2008, as amended and restated by an Amendment and Restating Agreement dated March 9, 2012, relating to a facility of up to $174,033,000 among GAS-one Ltd. as borrower, the banks and financial institutions listed in Schedule 1 thereto as lenders and Danish Ship Finance A/S (Danmarks Skibskredit A/S) as agent and security trustee; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(c)

Facility Agreement dated November 17, 2009 (as amended and restated on March 14, 2012), relating to a $147,500,000 loan facility for GAS-two Ltd., arranged by DnB Bank ASA (formerly known as DnB Nor Bank ASA), National Bank of Greece S.A. and UBS AG, with DnB Bank ASA as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(d)

Facilities Agreement dated March 14, 2012, relating to $272,500,000 loan facilities among GAS-three Ltd. and GAS-four Ltd. as borrowers, DnB Bank ASA and the Export-Import Bank of Korea as mandated lead arrangers, the financial institutions listed in Schedule I thereto as lenders and DnB Bank ASA as hedging provider, bookrunner, agent and security agent. For a description of the Facilities Agreement; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(e)

Loan Agreement dated October 3, 2011, relating to a facility of up to $277,000,000 among GAS-five Ltd. and GAS-six Ltd. as joint and several borrowers, the banks and financial institutions listed in Schedule 1 thereto as lenders, Nordea Bank Finland Plc, London Branch, ABN Amro Bank N.V. and Citibank Internal Plc, Greece Branch as joint lead arrangers, the banks and financial institutions listed in Schedule 2 thereto as swap banks and Nordea Bank Finland plc, London Branch as agent and security trustee; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(f)

Facility Agreement dated January 18, 2012, relating to a $144,000,000 loan facility between GAS-seven Ltd. as borrower and Credit Suisse AG as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders and Credit Suisse AG as hedging provider, agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(g)

Facility Agreement dated December 23, 2011, relating to a $435,000,000 loan facility among GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as borrowers, DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, the financial institutions listed in Schedule 1 thereto as hedging providers and DnB Bank ASA as bookrunner, agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(h)

Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Company—B. Business Overview—Ship Time Charters”.

(i)	Confirmation Memorandum between GAS-one Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Company—B. Business Overview—Ship Time Charters”.

(j)	Confirmation Memorandum between GAS-two Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Company—B. Business Overview—Ship Time Charters”.

(k)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 11, 2010, between Samsung Heavy Industries Co., Ltd. and GAS-four Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(l)

Amendment to the Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 4, 2011; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(m)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2016, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-five Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(n)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2017, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-six Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(o)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2041, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-seven Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(p)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2042, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-eight Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(q)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2043, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-nine Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(r)

Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2044, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-ten Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(s)

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space and Related Arrangements”.

(t)

Service Level Agreement, dated February 1, 2010, between GasLog Monaco S.A.M. and Ceres Monaco S.A.M., as amended through December 1, 2011; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space and Related Arrangements”.

(u)

Form of Indemnification Agreement for the Company’s directors and certain officers; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(v)

Restrictive Covenant Agreement among GasLog Ltd., Peter G. Livanos and Blenheim Holdings Ltd., dated April 4, 2012; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreement”.

(w)	Form of Subscription Agreement; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Subscription Agreement”.

(x)	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans”.

(y)	Confirmation Memorandum between GAS-three Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Company—B. Business Overview—Ship Time Charters”.

(z)	Confirmation Memorandum between GAS-four Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Company—B. Business Overview—Ship Time Charters”.

(aa)

Shipbuilding Contract for the construction of a 174,000 cubic meter LNG carrier Hull No. 2072, dated January 22, 2013, between Samsung Heavy Industries Co., Ltd. and GAS-eleven Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

(bb)

Shipbuilding Contract for the construction of a 174,000 cubic meter LNG carrier Hull No. 2073, dated January 22, 2013, between Samsung Heavy Industries Co., Ltd. and GAS-twelve Ltd.; please see “Item 4. Information on the Company—B. Business Overview—Shipbuilding Contracts”.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no exchange control restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, we may not, without a license or consent granted by the Minister of Finance, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda.

E. Tax Considerations

Bermuda Tax Considerations

The following discussion represents the opinion of Conyers Dill & Pearman Limited regarding the material Bermuda tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

United States Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares.

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes. You are encouraged to consult your own tax advisor regarding the particular U.S. Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common shares that may be applicable to you.

U.S. Taxation of Our Operating Income

Our subsidiaries have elected (or are in the process of electing) to be treated as disregarded entities for U.S. Federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. Taxation of Shipping Income

Subject to the discussion of “effectively connected” income below, unless we are exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code, we will be subject to U.S. Federal income tax under the rules of Section 887 of the Code, which would impose on us a 4% U.S. income tax in respect of our U.S. source gross transportation income (without the allowance for deductions).

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. income tax.

For this purpose, “shipping income” means income that is derived from:

(i)	the use of ships;

(ii)	the hiring or leasing of ships for use on a time, operating or bareboat charter basis;

(iii)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture we directly or indirectly own or participate in that generates such income; or

(iv)	the performance of services directly related to those uses.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. Federal income tax on our U.S. source gross transportation income if:

(i)	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

(ii)	either

(a)

more than 50% of the value of our shares is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the “50% Ownership Test”), or

(b)

our common shares are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an equivalent exemption to U.S. corporations, or in the United States (the “Publicly-Traded Test”).

Bermuda, the jurisdiction in which we are incorporated, grants an equivalent exemption to U.S. corporations. Therefore, we will be eligible for the exemption under Section 883 of the Code if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. Although we have satisfied the 50% Ownership Test in the past, it may be difficult or impossible for us to establish that we satisfy the 50% Ownership Test because our common shares will be traded on the NYSE and will be widely held.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common shares, which are, and will continue to be, the sole class of our issued and outstanding stock, is, and will continue to be, “primarily traded” on NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common shares to be “regularly traded” on an established securities market. Since our common shares, listed on the NYSE, are our only class of outstanding stock, this test will be satisfied if (i) our common shares are traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (ii) the aggregate number of shares of our common shares traded on such market during the taxable year is at least 10% of the average number of shares of our common shares outstanding during such year (as appropriately adjusted in the case of a short taxable year). We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy both tests, these tests are deemed satisfied if our common shares are traded on an established securities market in the United States and are regularly quoted by dealers making a market in such shares. We believe this is and will continue to be the case.

Notwithstanding the foregoing, we will satisfy the Publicly-Traded Test only if we can establish that among the group of persons who each own, either actually or constructively under certain stock attribution rules, 5% or more of our common shares, or “5% Shareholders”, there are sufficient “qualified shareholders” to demonstrate that non-qualified 5% Shareholders cannot own 50% or more of our common shares for more than half the number of days during the taxable year. In order to satisfy this requirement, a sufficient number of 5% Shareholders must verify that they are qualified shareholders by providing certain information to us, including information about their countries of residence for tax purposes and their actual and/or constructive ownership of our common shares. We do not currently satisfy the foregoing requirements of the Publicly Traded Test.

We are currently not entitled to this exemption under Section 883 for any taxable year. As a result, we are subject to the 4% U.S. Federal income tax under Section 887 on our U.S. source gross transportation income (subject to the discussion of “effectively connected income” below).

Because we are unable to qualify for the exemption under Section 883, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross transportation income would be considered effectively connected with the conduct of a U.S. trade or business only if:

(i)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(ii)

substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in having, such a fixed place of business in the United States or any ship sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at rates of up to 35% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Shipping Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a ship, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a ship will be considered to occur outside of the United States for this purpose if title to the ship (and risk of loss with respect to the ship) passes to the buyer outside of the United States. We expect that any sale of a ship will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common shares and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

Distributions on Our Common Shares

Subject to the discussion of “passive foreign investment companies”, or “PFICs”, below, any distributions with respect to our common shares that you receive from us generally will constitute dividends to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common shares (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a maximum preferential rate of 15% or 20%, depending on the income level of the individual, provided that:

(i)	our common shares are readily tradable on an established securities market in the United States (such as the NYSE);

(ii)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status and Significant Tax Consequences”);

(iii)	you own our common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend;

(iv)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(v)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common shares. If we pay an extraordinary dividend on our common shares that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential tax rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% or 20% maximum tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in Bermuda. As of the date hereof, it is not possible to predict with certainty whether or in what form this proposed legislation will be enacted.

Sale, Exchange or Other Disposition of Common Shares

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Unearned Income Medicare Contribution Tax

For taxable years beginning on or after January 1, 2013, each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares.

PFIC Status and Significant Tax Consequences

In General

Special U.S. income tax rules apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. income tax purposes. In general, under Section 1297 of the Code, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(i)

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(ii)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In recently published guidance, however, the IRS stated that it disagreed with the holding in Tidewater, and specified that time charters should be treated as service contracts. Since we have chartered all our ships to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not a PFIC. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP, that (i) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (ii) for the taxable year during which our initial public offering occurred and each taxable year thereafter, we should not be a PFIC. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding the nature of our assets, income and charters to our counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, as discussed below, depending on whether or not you make certain elections. Additionally, as a result of new legislation, you would be required to file an annual information report with your U.S. Federal income tax return on IRS Form 8621. Unless you were already required to file IRS Form 8621 prior to this new legislation, you would not be required to make this filing until the IRS releases a revised Form 8621 and accompanying instructions. At that time, you would be required to file Form 8621 for the current and all future taxable years during which we were treated as a PFIC, as well as any preceding such years for which the revised form and instructions were not available.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above under “Taxation of United States Holders—Distributions on Our Common Shares”). Your adjusted tax basis in our common shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares and would not be taxed again once distributed. You generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common shares and for which you did not make a timely QEF Election, you would also be subject to a more adverse regime described below under “—Taxation of U.S. Holders That Make No Election”.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares are treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common shares, provided you complete and file IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over your adjusted tax basis in our common shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a mark-to-market election for that year, you would be subject to special rules with respect to (i) any excess distribution (that is, the portion of any distributions received by you on our common shares in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common shares) and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares;

(ii)	the amount allocated to the current taxable year would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common shares (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Shares

You generally will not be subject to U.S. income or withholding taxes on a distribution received from us with respect to our common shares, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Shares

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(i)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(ii)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax (net of certain deductions) at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

United States Backup Withholding and Information Reporting

In General

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(i)	fail to provide us with an accurate taxpayer identification number;

(ii)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

(iii)	in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell our common shares to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common shares through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

Tax Return Disclosure

U.S. individuals that hold certain specified foreign financial assets (which include shares in a foreign corporation) are subject to U.S. return disclosure obligations (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns. You are encouraged to consult your own tax advisors concerning the filing of IRS Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. The Group makes use of derivative financial instruments such as interest rate swaps to maintain the desired level of exposure arising from these risks.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited Consolidated Financial Statements included elsewhere in this report. Further information on our exposure to market risk is included in Note 21 to our audited Consolidated Financial Statements included elsewhere in this report.

The following analyses provide quantitative information regarding our exposure to market risks.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we, through our subsidiaries, have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2012 was $109.76 million. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would have decreased our profit during the years ended December 31, 2012, 2011 and 2010 by approximately 2.82% or $0.12 million, 1.58% or $0.22 million, and 2.33% or $0.22 million, respectively, based upon our debt level during such years.

We expect our sensitivity to interest rate changes to increase in the future as a result of borrowings under our loan agreements. Borrowings under these floating rate debt facilities will be used to finance a portion of the contract prices of our newbuildings on order.

Interest Rate Swaps

The principal terms of the interest rate swaps are disclosed in Note 22 to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2012 and 2011, the notional amount of the swaps designated as cash flow hedging instruments was $719.9 million and $367.2 million, respectively, and the notional amount of the swaps held for trading was $143.0 million and $0, respectively.

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses of our vessel ownership segment, primarily crew wages, and a large portion of our administrative expenses, are denominated in euros. As of December 31, 2012 and 2011, approximately $6.14 million and $4.62 million, respectively, of our outstanding liabilities were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the years ended December 31, 2012, 2011 and 2010 by approximately $2.65 million, $2.02 million and $1.16 million, respectively, based upon our expenses during such years. We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Inflation and Cost Increases

We do not expect inflation to have a significant impact on us in the current economic environment and foreseeable future, other than potentially in relation to crew costs. LNG transportation is a specialized area and the number of LNG carriers has increased rapidly in recent years. As a result, there has been an increased demand for qualified crews, which has and will continue to put inflationary pressure on crew costs. The impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including review provisions and cost pass-through provisions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal, interest, sinking or purchase fund installments or any other material default relating to the Group’s debt. There have been no arrears in payment of dividends on, or material delinquency with respect to, any class of preferred stock of the Group.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In March 2012, our board of directors and our shareholders approved certain amendments to our bye-laws which became effective upon the closing of our IPO. The description of our bye-laws in “Item 10—Additional Information—B. Memorandum and Articles of Association” reflect these amendments.

Our registration statement on Form F-1 (Reg. No. 333-179034) relating to our IPO of 23,500,000 common shares was declared effective by the SEC on March 29, 2012 and the offering commenced on that date. Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC served as managing underwriters of the offering. The common shares were sold at a public offering price of $14.00 for gross offering proceeds of $329.00 million. The discount to the underwriters was $0.77 per common share for a total underwriting discount of $18.10 million and we incurred other expenses (including filing, legal and accounting fees) of approximately $4.91 million, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our capital stock. The total net proceeds to us from our IPO were $309.65 million, and they were used:

•	to fund $22.7 million of the contract price for the GasLog Shanghai which was delivered in January 2013;

•	to fund $32.05 million of the contract price for the GasLog Santiago which was delivered in March 2013;

•	to fund $77.4 million of the scheduled installment payments under six of our LNG carrier construction contracts; and

•	to fund working capital and general corporate purposes.

The remaining proceeds are expected to be used:

•	to fund $161.48 million of the scheduled installment payments under six of our LNG carrier construction contracts; and

•	to fund working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2012. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In addition, an attestation report of our registered public accounting firm is not required as we qualify as an emerging growth company under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Each of Paul J. Collins and Julian Metherell, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com.We will also provide a paper copy of this document upon the written request of a shareholders at no cost. Shareholders may direct their requests to the attention of our Head of Legal, Line Køhler Ljungdahl, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2012.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2011 and 2012.

The chart below sets forth the total amount billed and accrued for Deloitte Hadjipavlou, Sofianos & Cambanis S.A. services performed in 2011 and 2012 and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre- approval policies and procedures described below.

	2011	2012
	(Expressed in millions of U.S. Dollars)
Audit fees	$1.13	$0.83
Tax fees	—	0.02

Total fees	$1.13	$0.85

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and the audit of the financial statements for its individual subsidiary companies, for the review of the quarterly financial information, as well as in connection with the review of the of registration statements and related consents and comfort letters related to the Company’s IPO completed in April 2012 and any other audit services required for SEC or other regulatory filings.

Tax Fees

The full amount of tax fees in 2012 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the year ended December 31, 2012.

Audit-related Fees

No audit-related fees were billed in 2011 and 2012.

All Other Fees

No other fees were billed by our principal accountant in 2011 and 2012.

Pre-approval Policies and Procedures

Our Audit and Risk Committee is responsible for the appointment, compensation (subject to any required shareholder approval or authorization), retention and oversight of the work of the independent auditors. The Audit and Risk committee is also responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee has authority to approve in advance any lawfully permitted non-audit services and fees of an amount above $25,000. The entire Audit and Risk Committee shall approve in advance any lawfully permitted non-audit services and fees of an amount above $100,000.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our common shares by us and our affiliated purchasers since the completion of our IPO in April 2012. Peter G. Livanos, our Chairman and a principal shareholder, purchased our common shares in the private placement. In addition, in June 2012, Falconera Navigation Inc., a Panama company of which Mr. Livanos is an officer and a board member, purchased common shares in the open market.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 2012	71,428	14.00	—	—
June 2012	145,000	10.22	—	—

Total	1,017,774	11.47	—	—

ITEM 16.F. CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

Corporate Governance, Nominating and Compensation Committee

Pursuant to NYSE Rules 303A.04 and 303A.05, the New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Bermuda law, we have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee.

Amended NYSE Rules 303A.02 and 303A.05, which become operative in July 2013, contain new independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Bermuda law does not have similar requirements, therefore we may not adhere to these new requirements.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-42 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(1)
1.2	Form of Bye-laws of GasLog Ltd.(1)
2.1	Specimen Share Certificate (1)
4.1	Form of Registration Rights Agreement(1)
4.2

Loan Agreement dated March 14, 2008, as amended and restated by an Amendment and Restating Agreement dated March 9, 2012, relating to a facility of up to $174,033,000 among GAS-one Ltd. as borrower, the banks and financial institutions listed in Schedule 1 thereto as lenders and Danish Ship Finance A/S (Danmarks Skibskredit A/S) as agent and security trustee(1)

4.3

Facility Agreement dated November 17, 2009 (as amended and restated on March 14, 2012), relating to a $147,500,000 loan facility for GAS-two Ltd., arranged by DnB Bank ASA (formerly known as DnB Nor Bank ASA), National Bank of Greece S.A. and UBS AG, with DnB Bank ASA as agent and security agent(1)

4.4

Facilities Agreement dated March 14, 2012, relating to $272,500,000 loan facilities among GAS-three Ltd. and GAS-four Ltd. as borrowers, DnB Bank ASA and the Export-Import Bank of Korea as mandated lead arrangers, the financial institutions listed in Schedule I thereto as lenders and DnB Bank ASA as hedging provider, bookrunner, agent and security agent(1)*

4.5

Loan Agreement dated October 3, 2011, relating to a facility of up to $277,000,000 among GAS-five Ltd. and GAS-six Ltd. as joint and several borrowers, the banks and financial institutions listed in Schedule 1 thereto as lenders, Nordea Bank Finland Plc, London Branch, ABN Amro Bank N.V. and Citibank Internal Plc, Greece Branch as joint lead arrangers, the banks and financial institutions listed in Schedule 2 thereto as swap banks and Nordea Bank Finland plc, London Branch as agent and security trustee(1)

4.6

Facility Agreement dated January 18, 2012, relating to a $144,000,000 loan facility between GAS-seven Ltd. as borrower and Credit Suisse AG as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders and Credit Suisse AG as hedging provider, agent and security agent(1)*

4.7

Facility Agreement dated December 23, 2011, relating to a $435,000,000 loan facility among GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as borrowers, DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, the financial institutions listed in Schedule 1 thereto as hedging providers and DnB Bank ASA as bookrunner, agent and security agent(1)*

4.8	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*

Exhibit No.	Description
4.9	Confirmation Memorandum between GAS-one Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.10	Confirmation Memorandum between GAS-two Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.11	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 11, 2010, between Samsung Heavy Industries Co., Ltd. and GAS-four Ltd.(1)*
4.12	Amendment to the Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 4, 2011(1)*
4.13	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2016, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-five Ltd.(1)*
4.14	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2017, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-six Ltd.(1)*
4.15	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2041, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-seven Ltd.(1)*
4.16	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2042, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-eight Ltd.(1)*
4.17	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2043, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-nine Ltd.(1)*
4.18	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2044, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-ten Ltd.(1)*
4.19

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.(1)

4.20	Service Level Agreement, dated February 1, 2010, between GasLog Monaco S.A.M. and Ceres Monaco S.A.M., as amended through December 1, 2011(1)
4.21	Form of Indemnification Agreement for the Company’s directors and certain officers(1)
4.22	Form of Restrictive Covenant Agreement(1)
4.23	Form of Subscription Agreement(1)
4.24	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(2)
4.25	Confirmation Memorandum between GAS-three Ltd. and Methane Services Limited, dated May 9, 2011*
4.26	Confirmation Memorandum between GAS-four Ltd. and Methane Services Limited, dated May 9, 2011*
4.27	Shipbuilding Contract for the construction of a 174,000 cubic meter LNG carrier Hull No. 2072, dated January 22, 2013, between Samsung Heavy Industries Co., Ltd. and GAS-eleven Ltd.*
4.28	Shipbuilding Contract for the construction of a 174,000 cubic meter LNG carrier Hull No. 2073, dated January 22, 2013, between Samsung Heavy Industries Co., Ltd. and GAS-twelve Ltd.*
8.1	List of Subsidiaries of GasLog Ltd.

Exhibit No.	Description
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Henrik Bjerregaard, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

(1)

Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form F-1 (File No. 333-179034), filed with the SEC on March 16, 2012, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.

(2)

Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASLOG LTD.,
By	/s/ PAUL WOGAN

Name: Paul Wogan
Title: Chief Executive Officer

Dated: March 28, 2013

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and its subsidiaries (the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 27, 2013

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position
As of December 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Note	2011	2012
Assets
Non-current assets
Goodwill	3	9,511,140	9,511,140
Investment in associate	4	6,528,087	6,856,144
Deferred financing costs	12	14,289,327	24,278,983
Other non-current assets	9	871,769	4,071,071
Tangible fixed assets	5	438,902,029	426,879,545
Vessels under construction	5	109,069,864	217,321,572

Total non-current assets		579,172,216	688,918,455

Current assets
Trade and other receivables	7	2,682,820	2,431,852
Dividends receivable and due from related parties	18	1,273,796	859,121
Inventories		425,266	480,554
Prepayments and other current assets	8	3,365,697	425,385
Short-term investments		—	104,674,150
Cash and cash equivalents	6	20,092,909	110,978,315

Total current assets		27,840,488	219,849,377

Total assets		607,012,704	908,767,832

Equity and liabilities
Equity
Share capital	10	391,015	628,632
Contributed surplus	11	300,715,852	621,879,379
Reserves		1,744,417	(11,080,758)
Accumulated deficit		(12,437,763)	(8,216,944)

Equity attributable to owners of the Group		290,413,521	603,210,309

Current liabilities
Trade accounts payable		1,704,915	1,794,300
Ship management creditors	6	1,102,272	850,680
Amounts due to related parties	18	114,069	121,663
Derivative financial instruments	22	3,451,080	7,144,738
Other payables and accruals	13	18,541,023	15,094,483
Loans—current portion	12	24,276,813	25,753,343

Total current liabilities		49,190,172	50,759,207

Non-current liabilities
Derivative financial instruments	22	5,101,234	24,183,718
Loans—non-current portion	12	256,788,206	228,514,890
Other non-current liabilities		5,519,571	2,099,708

Total non-current liabilities		267,409,011	254,798,316

Total equity and liabilities		607,012,704	908,767,832

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of income
For the years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Note	2010	2011	2012
Revenues	24	39,831,783	66,470,819	68,542,087
Vessel operating and supervision costs	14	(8,644,057)	(12,946,061)	(14,646,407)
Depreciation of fixed assets	5	(6,560,381)	(12,827,284)	(13,064,898)
General and administrative expenses	15	(11,571,014)	(15,996,595)	(20,409,504)

Profit from operations		13,056,331	24,700,879	20,421,278

Financial costs	16	(5,046,117)	(9,631,262)	(11,669,562)
Financial income	16	121,050	41,679	1,174,361
Loss on interest rate swaps	22	—	(2,725,374)	(6,783,315)
Share of profit of associate	4	1,459,588	1,311,970	1,078,057
Gain on disposal of subsidiaries	1	—	24,786	—

Total other expense		(3,465,479)	(10,978,201)	(16,200,459)

Profit for the year		9,590,852	13,722,678	4,220,819

Attributable to:
Owners of the Group		9,848,757	14,039,651	4,220,819
Non-controlling interest		(257,905)	(316,973)	—

		9,590,852	13,722,678	4,220,819

Earnings per share—basic and diluted	24	0.25	0.36	0.07

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Note	2010	2011	2012
Profit for the year		9,590,852	13,722,678	4,220,819
Cash flow hedge loss arising during the year	22	(1,087,149)	(431,533)	(15,992,827)

Total comprehensive income/(loss) for the year		8,503,703	13,291,145	(11,772,008)

Attributable to:
Owners of the Group		8,761,608	13,608,118	(11,772,008)
Non-controlling interest		(257,905)	(316,973)	—

		8,503,703	13,291,145	(11,772,008)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Equity-settled employee benefits reserves	Cash flow hedging reserve	Accumulated deficit	Attributable to owners of the Group	Non- controlling interest	Total
Balance at January 1, 2010	391,015	131,260,764	—	(4,308,258)	(36,326,171)	91,017,350	—	91,017,350
Non-controlling interest	—	—	—	—	—	—	9,174,760	9,174,760
Capital contributions	—	85,624,391	—	—	—	85,624,391	282,240	85,906,631
Dividend declared ($0.44 per share)	—	(17,250,000)	—	—	—	(17,250,000)	—	(17,250,000)
Expense recognized in respect of equity-settled employee benefits	—	—	3,579,684	—	—	3,579,684	—	3,579,684
Profit/(loss) for the year	—	—	—	—	9,848,757	9,848,757	(257,905)	9,590,852
Cash flow hedge loss for the year	—	—	—	(1,087,149)	—	(1,087,149)	—	(1,087,149)

Total comprehensive (loss)/income for the year	—	—	—	(1,087,149)	9,848,757	8,761,608	(257,905)	8,503,703

Balance at December 31, 2010	391,015	199,635,155	3,579,684	(5,395,407)	(26,477,414)	171,733,033	9,199,095	180,932,128

Capital contributions	—	90,947,575	—	—	—	90,947,575	9,751,000	100,698,575
Dividend declared ($0.22 per share)	—	(8,500,000)	—	—	—	(8,500,000)	—	(8,500,000)
Acquisition of non-controlling interest	—	18,633,122	—	—	—	18,633,122	(18,633,122)	—
Expense recognized in respect of equity-settled employee benefits	—	—	3,991,673	—	—	3,991,673	—	3,991,673
Profit/(loss) for the year	—	—	—	—	14,039,651	14,039,651	(316,973)	13,722,678
Cash flow hedge loss for the year	—	—	—	(431,533)	—	(431,533)	—	(431,533)

Total comprehensive (loss)/income for the year	—	—	—	(431,533)	14,039,651	13,608,118	(316,973)	13,291,145

Balance at December 31, 2011	391,015	300,715,852	7,571,357	(5,826,940)	(12,437,763)	290,413,521	—	290,413,521

Capital contributions	—	18,662,935	—	—	—	18,662,935	—	18,662,935
Dividend declared ($0.11 per share)	—	(6,914,948)	—	—	—	(6,914,948)	—	(6,914,948)
Net proceeds from initial public offering (“IPO”) and private placement	237,617	309,415,540	—	—	—	309,653,157	—	309,653,157
Expense recognized in respect of equity-settled employee benefits	—	—	3,167,652	—	—	3,167,652	—	3,167,652
Profit for the year	—	—	—	—	4,220,819	4,220,819	—	4,220,819
Cash flow hedge loss for the year	—	—	—	(15,992,827)	—	(15,992,827)	—	(15,992,827)

Total comprehensive (loss)/income for the year	—	—	—	(15,992,827)	4,220,819	(11,772,008)	—	(11,772,008)

Balance at December 31, 2012	628,632	621,879,379	10,739,009	(21,819,767)	(8,216,944)	603,210,309	—	603,210,309

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	2010	2011	2012
Cash flows from operating activities:
Profit for the year	9,590,852	13,722,678	4,220,819
Adjustments for:
Depreciation of fixed assets	6,560,381	12,827,284	13,064,898
Share of profit of associate	(1,459,588)	(1,311,970)	(1,078,057)
Financial income	(121,050)	(41,679)	(1,174,361)
Financial costs	5,046,117	9,631,262	11,669,562
Unrealized foreign exchange gains on cash and cash equivalents and short-term investments	—	—	(627,758)
Loss on interest rate swaps	—	2,725,374	6,783,315
Gain on disposal of subsidiaries	—	(24,786)	—
Non-cash employee benefits	3,579,684	3,991,673	3,481,090

	23,196,396	41,519,836	36,339,508
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables	(527,811)	(1,485,220)	527,620
(Increase)/decrease in prepayments and other assets	(667,473)	294,098	54,692
Increase in inventories	(106,987)	(42,245)	(55,288)
Increase in other non-current assets	—	(871,769)	(3,199,302)
Increase in other non-current liabilities	—	577,196	76,137
Increase/(decrease) in accounts payable and other current liabilities	7,419,023	(4,388,124)	2,319,528

Cash provided by operations	29,313,148	35,603,772	36,062,895
Interest paid, net of amount capitalized	(3,679,840)	(8,602,438)	(11,144,727)

Net cash from operating activities	25,633,308	27,001,334	24,918,168

Cash flows from investing activities:
Proceeds from sale of financial investments	9,174,760	—	—
Dividends received from associate	1,070,000	1,086,787	950,000
Payments for tangible fixed assets and vessels under construction	(228,858,542)	(88,036,471)	(110,765,495)
Return of contributed capital from associate	—	500,000	—
Purchase of short-term investments	—	—	(307,914,861)
Maturity of short-term investments	—	—	204,091,159
Release of restricted cash	5,686,639	—	—
Cash transferred on disposal of subsidiaries	—	(56,426)	—
Financial income received	121,050	41,679	1,017,884

Net cash used in investing activities	(212,806,093)	(86,464,431)	(212,621,313)

Cash flows from financing activities:
Bank loan draw down	143,824,514	—	—
Bank loan repayments	(8,538,375)	(29,880,190)	(27,454,542)
Increase in due to related parties	33,991	—	—
Payment of loan issuance costs	(774,194)	(4,757,032)	(16,221,986)
Payment of IPO costs	—	(1,275,447)	(3,515,267)
Proceeds from sale of common shares (net of underwriting discounts and commissions)	—	—	314,255,049
Dividends paid	(16,767,000)	(772,000)	(6,914,948)
Capital contributions received	85,423,631	92,970,575	18,662,935

Net cash from financing activities	203,202,567	56,285,906	278,811,241

Effects of exchange rate changes on cash and cash equivalents	—	—	(222,690)
Increase/(decrease) in cash and cash equivalents	16,029,782	(3,177,191)	90,885,406
Cash and cash equivalents, beginning of the year	7,240,318	23,270,100	20,092,909

Cash and cash equivalents, end of the year	23,270,100	20,092,909	110,978,315

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

Non Cash Investing and Financing Activities	2010	2011	2012
Acquisition of non-controlling interest	—	18,633,122	—
Increase in capital contribution in lieu of dividend payment	—	7,490,000	—
Capital expenditures included in liabilities at the end of the year	—	3,797,568	2,326,195
Amortization of loan issuance costs included in vessel cost	354,986	—	—
Dividends retained and deemed capital contribution relating to employee incentive scheme	483,000	238,000	—
IPO costs included in liabilities at the end of the year	—	1,610,173	124,616
Loan issuance costs included in liabilities at the end of the year	—	9,532,295	3,367,737

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Ltd was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog Ltd. is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda, which holds 50.89% interest in Gaslog Ltd and accordingly, can control the outcome of matters on which shareholders are entitled to vote. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda. The ultimate controlling party of the Group at December 31, 2012 was Mr. Peter G. Livanos, who holds 51.23% interest in GasLog Ltd., directly and indirectly through Ceres Shipping’s majority ownership interest in Bleinheim Holdings Ltd., and through Falconera Navigation Inc. (“Falconera”). Falconera is a Panama company, which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera.

The accompanying consolidated financial statements include the financial statements of GasLog Ltd. and its subsidiaries. As of December 31, 2011 and 2012 all subsidiaries were 100% held (either directly or indirectly) by GasLog Ltd. As of December 31, 2012 the Group’s structure was as follows:

Name	Place of incorporation	Principal activities	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	Holding company	—	—
GasLog Monaco S.A.M.	Monaco	Holding company	—	—
GasLog LNG Services Ltd.(1)	Bermuda	Vessel Management services	—	—
GasLog LNG Employee Incentive Scheme Ltd.(2)	Bermuda	Holding company	—	—
GasLog Carriers Ltd.	Bermuda	Holding company	—	—
GAS-one Ltd.	Bermuda	Vessel-owning company	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	Vessel-owning company	GasLog Singapore	July 2010
GAS-three Ltd.	Bermuda	Vessel-owning company	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	Vessel-owning company	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	Vessel-owning company	Hull No. 2016	Q2 2013(3)
GAS-six Ltd.	Bermuda	Vessel-owning company	Hull No. 2017	Q3 2013(3)
GAS-seven Ltd.	Bermuda	Vessel-owning company	Hull No. 2041	Q4 2013(3)
GAS-eight Ltd.	Bermuda	Vessel-owning company	Hull No. 2042	Q2 2014(3)
GAS-nine Ltd.	Bermuda	Vessel-owning company	Hull No. 2043	Q4 2014(3)
GAS-ten Ltd.	Bermuda	Vessel-owning company	Hull No. 2044	Q1 2015(3)
GAS-eleven Ltd.	Bermuda	Dormant	—	—
GAS-twelve Ltd.	Bermuda	Dormant	—	—
GasLog Shipping Company Ltd.	Bermuda	Holding company	—	—
GasLog Shipping Limited	BVI	Dormant	—	—
Associates:
Egypt LNG Shipping Ltd.	Bermuda	Vessel-owning company	Methane Nile Eagle	December 2007

(1)	Prior to September 30, 2011, the name of this entity was Ceres LNG Services Ltd.

(2)	Prior to September 30, 2011, the name of this entity was Ceres LNG Employee Incentive Scheme Ltd.

(3)	For newbuildings, expected delivery dates are presented.

In April 2010 GasLog Carriers Ltd. established two vessel-owning entities, GAS-three Ltd. and GAS-four Ltd. On May 11, 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 1946 and Hull Number 1947, with Samsung Heavy Industries Co. Ltd. in South Korea. The first vessel was delivered in January 2013 and the second vessel was delivered in March 2013.

In October 2010 the Group entered into two agreements (the “Joint Venture Agreements”) with an entity jointly owned by the Livanos and Radziwill families (the “Joint Venture Partner”), a related party, for the purpose of construction, ownership and operation of two LNG vessels. In return for a 49% ownership percentage of GAS-three Ltd. and GAS-four Ltd., the Joint Venture Partner paid $9,174,760 to the Group and subsequently contributed $282,240 to these companies, to provide capital for the construction of the vessels and an additional amount of $147,000 in 2011.

In February 2011 GasLog Carriers Ltd. established two vessel-owning companies, GAS-five Ltd. and GAS-six Ltd. On March 30, 2011, GAS-five Ltd. and GAS-six Ltd. entered into two shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2016 and Hull Number 2017, to be built by Samsung Heavy Industries Co. Ltd. The vessels are expected to be delivered in 2013.

In March 2011 GasLog Carriers Ltd. established two vessel-owning companies, GAS-seven Ltd. and GAS-eight Ltd. In June 2011 GasLog Carriers Ltd. established two additional vessel-owning companies, GAS-nine Ltd. and GAS-ten Ltd. These companies exercised the Group’s options with Samsung Heavy Industries Co. Ltd. to enter into shipbuilding contracts for the construction of four LNG carriers (155,000 cubic meters each) to be delivered in 2013, 2014 (two vessels) and 2015, respectively.

In March 2011 the Group entered into two Joint Venture Agreements with the Joint Venture Partner for the purpose of construction, ownership and operation of the two LNG vessels that GAS-five Ltd. and GAS-six Ltd. contracted to construct. As a result of entering into these agreements the Group held a 51% ownership share in each vessel-owning company and the Joint Venture Partner held the balance. The Joint Venture Partner contributed $9,604,000 to these companies, to provide capital for construction of the vessels.

In June 2011 Ceres Shipping, the majority shareholder of GasLog Ltd., transferred its ownership of GasLog Ltd. shares to Blenheim Holdings. The Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping. Ceres Shipping contributed the 49% interest in the aforementioned four vessel-owning companies to Blenheim Holdings, who in turn contributed the 49% interest in these four vessel-owning companies to GasLog Ltd., which contributed the same to GasLog Carriers Ltd. Contribution of these four vessel-owning companies by Ceres Shipping was a non-cash transaction for the Group. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by the Group.

On July 11, 2011 and September 5, 2011, the Group transferred its ownership of two dormant subsidiaries, GasLog Holdings Limited and GasLog Services Limited, respectively, to Ceres Shipping (a related company). The Group transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $56,426 and $81,212, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $24,786, which is recorded in the consolidated statement of income.

On March 29, 2012, the Group entered into (i) an underwriting agreement with a group of underwriters to sell 23,500,000 shares of the Group’s common shares at a public offering price of $14.00 per share, for an aggregate public offering price of $329,000,000, (ii) subscription agreements with certain of the Group’s directors and officers for a concurrent private placement of 261,670 shares of the Group’s common shares at the public offering price of $14.00 per share.

The Group completed its IPO and concurrent private placement on April 4, 2012, at which time the Group issued 23,761,670 common shares. The net proceeds from the IPO and concurrent private placement, including the underwriting discount of $18,095,000 and offering costs of $4,915,223, was $309,653,157.

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog Ltd. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each year. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

The financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Group.

On March 27, 2013, the financial statements were authorized on behalf of GasLog Ltd.’s board of directors for issuance and filing.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of GasLog Ltd. and entities controlled by the company (its subsidiaries). Control is achieved where GasLog Ltd. has the power to govern the financial and operating policies of an invested enterprise so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate. Acquisitions of businesses, including entities under common control, are accounted for using the acquisition method.

When necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

The other investors in subsidiaries in which the Group has less than 100% interest hold a non-controlling interest in the net assets of these subsidiaries. Non-controlling interest is stated at the non-controlling interest’s proportion of the net assets of the subsidiaries where the Group has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest’s share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the

Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Investment in associated companies

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are included in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. An impairment assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment.

Accounting for revenues and related operating expenses

The Group’s revenues comprise revenues from time charters for the charter hire of its vessels, management fees, project supervision income and other income earned during the period in accordance with existing contracts.

Revenue from vessel management and vessel construction project supervision contracts is recognized when earned and when it is probable that future economic benefits will flow to the Group and such a benefit can be measured reliably.

Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Vessel revenue is recognized when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) accrued revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met (Note 13).

Associated voyage expenses primarily consist of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. All other voyage expenses and operating costs are expensed as incurred.

Financial income and costs

Interest income is recognized on an accruals basis. Dividend income is recognized when the right to receive payment is established.

Interest expense and other borrowing costs are recognized on an accrual basis. Interest expense and other borrowing costs incurred during the vessel construction period, and relating directly to the vessel, are capitalized as part of the cost of the vessel.

Foreign currencies

For the purpose of the consolidated financial statements, the results and financial position of each Group entity are expressed in USD, which is the functional currency of the Group and the presentation currency for the consolidated financial statements, because the Group’s vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD, vessel management and vessel construction supervision contracts are primarily settled in USD and the Group’s most significant assets and liabilities are paid for and settled in USD.

Transactions in currencies other than the USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of income in the period in which they arise.

Borrowing costs

Borrowing costs, including interest expense and amortization of loan issuance costs, directly attributable to a loan to finance a vessel under construction, representing an asset that takes a substantial period of time to get ready for its intended use or sale, are added to the cost of the vessel, until such time as the vessel is substantially ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation. All other borrowing costs are expensed as incurred.

Vessels under construction

Newbuildings are presented at cost less identified impairment losses, if any. Costs relating to the newbuildings include shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, including borrowing costs incurred during the construction period.

Upon completion of the construction, the vessels are presented on the statement of financial position in accordance with the “Tangible fixed assets: Property, plant and equipment” policy as described below.

Tangible fixed assets: Property, plant and equipment

Tangible fixed assets are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual value is estimated as 10% of the initial vessel cost and represents the Group’s estimate of the current selling price assuming the vessel is already of age and condition expected at the end of its useful life.

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements. The drydocking component is estimated at the time of a new vessel’s delivery from the shipyard and is measured based on the estimated cost of the first drydocking based on the Group’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated over the period of five years until the next drydocking.

The expected useful lives of all long-lived assets are as follows:

Vessel
– LNG vessel component	35 years
– Drydocking component	5 years
Furniture, computer, software and other office equipment	3-5 years
Leasehold improvements	12 years (or remaining term of the lease)

The useful lives of all assets and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in the consolidated statement of income in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are charged to the consolidated statement of income as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

When assets are sold, they are derecognized and any gain or loss resulting from their disposals is included in the consolidated statement of income.

Impairment of tangible fixed assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of income. The recoverable amount is the higher of an asset’s net selling price and “value in use”. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Inventories represent lubricants and provisions on board the vessel and are stated at the lower of cost calculated on a first in, first out basis, and net realizable value.

Segment information

The Group consists of two business segments: vessel ownership and vessel management. This segmentation is based on the Group’s internal management and reporting structure. In the vessel ownership segment, the services provided primarily consist of chartering out Group-owned LNG carriers, and in the vessel management segment the services provided consist of LNG carrier technical management services, as well as LNG carrier construction supervision services and other vessel management services provided to the Group’s vessel ownership segment and to external third parties. Transactions between segments are eliminated at the Group level.

The Group considers the global market as a whole, as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide geographical information on revenue from external customers or non-current assets. Consequently, it is not possible to provide such information.

The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for the Group as described in this note.

The segment income statement comprises revenues and expenses that are directly attributable to the segment.

The segment non-current assets consist of the non-current assets used directly for segment operations. Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including cash balances, inventories, outstanding receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables, ship management creditors, other liabilities and interest-bearing long-term debt.

Unallocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group’s administrative functions, including compensation paid to senior management and other costs as well as financial investment activities, including cash and bank balances, trade and other receivables, goodwill, accruals, trade and other payables not directly attributable to the two segments.

Earnings per share

The Group applies the two-class method when computing basic and diluted earnings per share.

Basic earnings per share is calculated by dividing the profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the years used in the calculation of basic earnings per share.

Diluted earnings per share is calculated by dividing the profit for the year attributable to the owners of all securities by the weighted average number of all potential common shares assumed to have been converted into common shares.

Financial instruments

Financial assets and liabilities are recognized on the statement of financial position when the Group has become a party to the contractual provisions of the instrument. All financial instruments are initially recognized at the fair value of the consideration given.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amount of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the year in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year end.

•	Bank borrowings

Bank borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized over the term of the borrowings.

•	Derivative financial instruments

The Group has both interest rate swap contracts that have been designated as cash flow hedges and interest rate swap contracts that have been classified as held for trading.

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its exposure to interest rate risks. Derivative financial instruments are initially recognized at fair value, and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group.

The Group’s criteria for classifying a derivative instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statement of income in the periods when the hedged item affects the consolidated statement of income, in the same line item as the recognized hedged item. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the statement of income.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 19.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Taxation

Under the laws of the countries of the Group’s domestication/incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the consolidated statement of income.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as GasLog Ltd., is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Group qualified for this exemption in 2011. For 2012 the Group does not qualify for this exemption, however the effect on the 2012 results is insignificant.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods the management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Judgments: In the process of applying GasLog Ltd.’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Consolidation of 51% owned subsidiaries: GasLog Ltd. determined that it controlled the 51% owned subsidiaries, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd., because it was able to appoint three out of five members of the board of directors of each such subsidiary and the board of directors was empowered to make governance decisions. Following the acquisition of the non-controlling interest that was completed in June 2011, the above entities are 100% owned subsidiaries.

Vessel construction cost capitalization: The Group recognized installments paid to the shipyard in accordance with the contract and any directly attributable costs of bringing the vessels to their working condition incurred during construction period as vessel costs (Note 5). Directly attributable costs incurred during vessel construction period consisted of commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, lubricants and other vessel delivery expenses. Any vendor discounts were deducted from the cost of the vessels.

The key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount are estimations in relation to useful lives of vessels of 35 years and the residual value estimated as 10% of the initial vessel cost (Note 5).

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time as in part market prices of scrap rates tend to fluctuate.

Deferred drydocking cost: The Group recognizes drydocking costs as a separate component of the vessels’ carrying amounts and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future. Management estimates costs capitalized as part of the drydocking component as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Measurement of equity-settled share-based payments expense: As described in Note 19, the Group used a valuation technique that included inputs that are not based on observable market data as the market price for its shares is not available. The valuation technique is consistent with generally accepted valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. Details of the valuation methodology and significant assumptions used are set out in Note 19.

Impairment of goodwill: Determining whether goodwill is impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Details of the impairment analysis are set out in Note 3. No impairment loss was recognized for any of the periods presented.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

There are no new and revised Standards and Interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Group.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

•

In October 2010 the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit and loss or at amortized cost. The new standard is effective for annual periods beginning on or after January 1, 2015, with retrospective application required. Management is currently evaluating the impact of this standard.

•

In May 2011 the IASB issued amendments to standards relating to consolidated financial statements, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Consolidated and Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. These amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities. In July 2012 the IASB issued additional amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. These amendments change the transition guidance to provide further relief from full retrospective application. The guidance is effective for fiscal years beginning on or after January 1, 2013, with retrospective application required. Entities early adopting these standards must early adopt all standards included in the ‘suite of five’ standards on consolidation, joint arrangements and disclosures: IFRS 10 Consolidated

Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements (2011). Management does not anticipate that the implementation of these standards will have a material impact on the financial statements. With respect to IFRS 12, additional disclosures are required to be made in the financial statements.

•

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard is effective for fiscal years beginning on or after January 1, 2013. Management is currently evaluating the impact of this standard.

•

In June 2011 the IASB issued amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The revised standard is effective for annual periods beginning on or after July 1, 2012, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements as it relates to presentation of items of other comprehensive income.

•

In June 2011 the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. The most significant amendment requires an entity to recognize changes in defined benefit obligations and plan assets when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19. Entities will be required to segregate changes in the defined benefit obligation and in the fair value of plan assets into those associated with (1) service costs, (2) net interest on the net defined benefit liability (asset), and (3) remeasurements. The revised standard is effective for annual periods beginning on or after January 1, 2013, with retrospective application required. Management has evaluated the impact of this standard and concluded that it does not have a material impact on the financial statements of the Group in the period of initial application.

•

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which introduces disclosure requirements about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements, even if they are not set off under IAS 32 Financial Instruments: Presentation. The amendments are effective for annual periods beginning on or after January 1, 2013 and interim periods within those periods, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements as it relates to additional disclosures.

•

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The standard is effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements as it relates to additional disclosures.

•

In May 2012 the IASB issued the Annual Improvements to IFRSs—2009-2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. It includes changes to IFRS 1 First Time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property Plant and Equipment, IAS 32 Financial Instruments: Presentation and IAS 34 Interim Financial Reporting. These amendments are effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted. Management does not anticipate that the implementation of the annual improvements to IFRS will have a material impact on the financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2012, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budgets approved by management covering a four year period until 2016 and a terminal multiple of 8.

Growth is based on conservative estimates and considers the number of vessels expected to be under management based on the contracts in place at the end of the year. Management believes that any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

The key assumptions used in the value-in-use calculations are as follows:

(i)	Average inflation of 2% per annum;

(ii)	A discount rate of 11% per annum;

(iii)	Annual growth rate of nil; and

(iv)	1 Euro = USD 1.32.

4. Investment in Associate

	2011	2012
At January 1	7,002,904	6,528,087
Return of investment from associate	(500,000)	—
Share of profit of associate	1,311,970	1,078,057
Dividend declared	(1,286,787)	(750,000)

At December 31	6,528,087	6,856,144

During the year ended December 31, 2011, the Group’s associate, Egypt LNG Shipping Ltd., distributed $2,000,000 in excess of its accumulated retained earnings. The portion of such distribution related to the Group was $500,000.

At December 31, 2011 and 2012 the Group participated in the following associate:

Name	Effective Interest	Country of Incorporation	Principal activity
Egypt LNG Shipping Ltd.	25.00%	Bermuda	Shipping LNG sector

Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007. Summarized financial information in respect of Egypt LNG Shipping Ltd. is set out below.

	As of December 31,
	2011	2012
Total assets	176,418,580	172,387,951
Total liabilities	(150,306,234)	(144,963,373)
Net assets	26,112,346	27,424,578

Group’s share of associate’s net assets	6,528,087	6,856,144

	For the years ended December 31,
	2010	2011	2012
Revenues	17,002,496	17,586,396	16,721,722
Profit for the year	5,838,352	5,247,878	4,312,229
Dividend declared	(6,280,000)	(5,147,150)	(3,000,000)

Group’s share of associate’s profit	1,459,588	1,311,970	1,078,057

Group’s share of associate’s dividend	1,570,000	1,286,787	750,000

Egypt LNG Shipping Ltd. is permitted to pay dividends provided that it holds cash in excess of certain loan retention and reserve funds and in excess of a set distribution threshold.

5. Tangible Fixed Assets and Vessels Under Construction

The 2010, 2011 and 2012 movements in tangible fixed assets and vessels under construction are reported in the following table:

Cost	Vessel component	Drydocking component	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
At January 1, 2011	450,985,561	5,000,000	1,166,335	457,151,896	18,700,000

Additions	564,000	—	900,175	1,464,175	90,369,864

At December 31, 2011	451,549,561	5,000,000	2,066,510	458,616,071	109,069,864

Additions	371,360	—	671,054	1,042,414	108,251,708

At December 31, 2012	451,920,921	5,000,000	2,737,564	459,658,485	217,321,572

Accumulated Depreciation
At January 1, 2011	5,889,430	506,735	490,593	6,886,758	—

Depreciation expense	11,612,417	1,000,000	214,867	12,827,284	—

At December 31, 2011	17,501,847	1,506,735	705,460	19,714,042	—

Depreciation expense	11,617,272	1,000,000	447,626	13,064,898	—

At December 31, 2012	29,119,119	2,506,735	1,153,086	32,778,940	—

Net book value
At December 31, 2011	434,047,714	3,493,265	1,361,050	438,902,029	109,069,864

At December 31, 2012	422,801,802	2,493,265	1,584,478	426,879,545	217,321,572

At December 31, 2011 and December 31, 2012, there were no indicators that the carrying amount of the vessels may not be recoverable.

Vessels with a carrying amount of $425,295,067 (2011: $437,540,979) have been pledged as collateral under terms of the Group’s loan agreements (Note 12).

Vessels under construction

In May 2010 GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 1946 and Hull Number 1947, with Samsung Heavy Industries Co. Ltd. The first vessel was delivered in January 2013 and the second is expected to be delivered in March 2013. As of December 31, 2012, GAS-three Ltd. and GAS-four Ltd. each paid to the shipyard $37,400,000, which has been included in Vessels under construction.

In March 2011 GAS-five Ltd. and GAS-six Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2016 and Hull Number 2017. The vessels are expected to be delivered in May and July 2013. As of December 31, 2012, GAS-five Ltd. and GAS-six Ltd. each paid to the shipyard $38,000,000, which has been included in Vessels under construction.

In June 2011 GAS-seven Ltd. and GAS-eight Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2041 and Hull Number 2042. The vessels are expected to be delivered in November 2013 and 2014. As of December 31, 2012, GAS-seven Ltd. and GAS-eight Ltd. had each paid to the shipyard $19,700,000, which has been included in Vessels under construction.

In July 2011 GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2043 and Hull Number 2044. The vessels are expected to be delivered in 2014 and 2015. As of December 31, 2012, GAS-nine Ltd. and GAS-ten Ltd. each paid $9,962,500 to the shipyard, which has been included in Vessels under construction.

The Group expects to pay the remaining installments for the vessels under construction as they come due upon each vessel’s keel laying, launching and delivery (Note 20(b)).

The detail of cumulative vessels under construction costs as of December 31, 2011 and 2012 was as follows:

	2011	2012
Progress shipyard installment payments	105,525,000	210,125,000
Pre-delivery capitalized costs	3,544,864	7,196,572

Total	109,069,864	217,321,572

The detail of cumulative pre-delivery capitalized costs as of December 31, 2011 and 2012 was as follows:

	2011	2012
Special bonus (Note 18)	3,800,000	3,800,000
Onsite supervision costs	694,119	3,496,981
Shipyard commissions	(949,255)	(1,988,450)
Spare parts, equipment and other vessel delivery expenses	—	1,888,041

Total	3,544,864	7,196,572

In July 2011, GasLog Ltd.’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuildings. Refer to Note 18, Related Party Transactions.

6. Cash and Cash Equivalents

	At December 31,
	2011	2012
Current account	18,990,637	17,014,307
Time deposits	—	93,113,328
Ship management client accounts	1,102,272	850,680

Total	20,092,909	110,978,315

The amount of $850,680 (2011: $1,102,272) in ship management client accounts represents amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management.

With respect to the next installment and interest due for the loan facility of GAS-two Ltd. (Note 12), an amount of $3,329,874 is kept in a retention account as of December 31, 2012 (2011: $3,365,345).

7. Trade and Other Receivables

An analysis of the trade and other receivable is as follows:

	At December 31,
	2011	2012
Trade receivables	208,051	65,548
VAT receivable	594,349	280,715
Accrued income	1,473,078	1,867,598
Other receivables	407,342	217,991

Total	2,682,820	2,431,852

As of December 31, 2012 and 2011, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

8. Prepayments and other current assets

An analysis of prepayments and other current assets is as follows:

	At December 31,
	2011	2012
IPO costs	2,885,620	—
Prepaid expenses	480,077	425,385

Total	3,365,697	425,385

9. Other non-current assets

An analysis of other non-current assets is as follows:

	At December 31,
	2011	2012
Unearned revenue from straight-line	871,769	1,272,519
Cash collaterals on swaps	—	2,356,000
Guarantee claims	—	359,704
Other guarantees	—	82,848

Total	871,769	4,071,071

Cash collaterals on swaps represents cash remitted to swap counterparties as collateral for the interest rate swaps of GAS-three Ltd., GAS-four Ltd., GAS-six Ltd. and GAS-eight Ltd. that is the difference between the fair value of the swaps and a set threshold (Note 22).

10. Share Capital

The Group’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

As of December 31, 2011, the issued and outstanding share capital consisted of: (i) 35,700,000 common shares, par value $0.01 per share; (ii) 2,150,092 manager shares, par value $0.01 per share; (iii) 859,894 subsidiary manager shares, par value $0.01 per share; and (iv) 391,510 common A shares, par value $0.01 per share. In January 2012, 801,346 manager shares were converted to common shares (Note 19).

On March 13, 2012, GasLog Ltd. effected a share subdivision pursuant to which each issued and outstanding share of par value $1.00 each was divided into 100 shares of par value $0.01 each. In addition, GasLog Ltd. also effected a 1.38-for-1 share dividend by way of an issuance of bonus shares. All share and per share amounts in the condensed consolidated financial statements have been retroactively adjusted to reflect this share subdivision and bonus issue.

Following the conversion of outstanding manager shares, subsidiary manager shares and common A shares into common shares immediately prior to the completion of the IPO on April 4,

2012 and the issuance of 23,500,000 and 261,670 common shares in the IPO and concurrent private placement, the issued and outstanding share capital of the Group as of December 31, 2012, consists of 62,863,166 common shares, par value $0.01 per share.

11. Management of Capital

The Group’s net capital comprises of share capital, contributed surplus, accumulated deficit, cash flow hedging reserve and equity-settled employee benefits reserve. At December 31, 2011 and 2012, the Group had equity of $290,413,521 and $603,210,309, respectively.

The Group’s objectives when managing net capital are to provide an optimal return to shareholders over the short to medium term whilst ensuring the protection of its assets by minimizing risk. The Group seeks to achieve its objectives by managing its financial risks. The Group does not have any externally imposed capital requirements other than those imposed by the debt agreements (Note 12).

12. Bank Loans

	At December 31,
	2011	2012
Long-term loans	283,114,333	255,659,791
Less: unamortized deferred loan issuance costs	(2,049,314)	(1,391,558)

Total	281,065,019	254,268,233

Amounts due within one year	24,987,003	26,482,891
Less: unamortized deferred loan issuance costs	(710,190)	(729,548)

Loans—current portion	24,276,813	25,753,343

Amounts due after one year	258,127,330	229,176,900
Less: unamortized deferred loan issuance costs	(1,339,124)	(662,010)

Loans—non-current portion	256,788,206	228,514,890

Total	281,065,019	254,268,233

Existing Loan Facilities

(a) Danish Ship Finance A/S loan

In March 2008 GAS-one Ltd. entered into a bank loan facility of up to $174,033,000 with Danish Ship Finance A/S in order to partially finance the construction of an LNG vessel. On March 9, 2012, GAS-one Ltd. entered into an amending and restating agreement with Danish Ship Finance A/S. The amendment defines that the guarantors are GasLog Ltd. and GasLog Carriers Ltd. The balance outstanding as of December 31, 2012 was $145,903,867 (2011: $157,155,519) and is repayable in 30 consecutive quarterly installments. The first 2 installments are in the amount of $2,812,913, followed by 28 installments of $2,062,913 together with a final balloon payment of $82,516,477 payable concurrently with the last installment in May 2020. The loan bears interest at LIBOR plus a margin. GAS-one Ltd. is also required to maintain at all times minimum liquidity of $1,500,000 and was in compliance.

(b) DnB Nor Bank ASA loan and DnB Nor Bank ASA, National Bank of Greece and UBS AG syndicated loan

On November 17, 2009, GAS-two Ltd. refinanced the then existing loan of $80,000,000 by entering into a syndicated loan agreement of up to $147,500,000 with DnB Nor Bank ASA, National Bank of Greece and UBS AG. The first draw-down on the new facility was $80,000,000 and was used to repay the existing facility. The post-delivery tranche of up to $67,500,000 was drawn upon delivery of the vessel (GasLog Singapore).

On March 14, 2012, GAS-two Ltd. entered into an amending and restating agreement with respect to the syndicated facility with DnB Bank ASA (formerly known as DnB Nor Bank ASA), National Bank of Greece and UBS AG. The amendment defines that the guarantors are GasLog Ltd. and GasLog Carriers Ltd. The balance outstanding as of December 31, 2012 was $109,755,924 (2011: $125,958,814) and is repayable in 5 consecutive quarterly installments, as well as a balloon payment of approximately $88,788,970 due together with the 5th and final installment in January 2014. The loan bears interest at LIBOR plus a margin.

(c) Securities covenants and guarantees

The above loans are secured by a first priority mortgage over the vessel owned by each entity. The loans include customary respective covenants and restrictions in respect of ship management approvals for charters, ship registration, flagging, ship management, as well as restrictions on sharing of earnings and other restrictions.

The above loans also require minimum security coverage of 120% and GAS-one Ltd. and GAS-two Ltd. were in compliance as of December 31, 2012.

Undrawn Loan Facilities

(a) DnB Bank ASA and Export-Import Bank of Korea

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500,000 with DnB Bank ASA and the Export-Import Bank of Korea, related to a commitment letter signed on December 8, 2011, for the purpose of financing two newbuildings. The agreement provides for two tranches, to be drawn by GAS-three Ltd. and GAS-four Ltd. upon delivery of each newbuilding and repaid in 48 equal quarterly installments beginning three months from the delivery date of the applicable vessel, with balloon payments equal to $40,000,000 each due with the final installments. Amounts drawn will bear interest at LIBOR plus a margin.

Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date.

(b) Credit Suisse AG

On January 18, 2012 GAS-seven Ltd. entered into a loan agreement up to $144,000,000 with Credit Suisse AG, for the purpose of financing one of the newbuildings. The agreement provides for a single draw-down upon or after delivery of the newbuilding, with amounts to be repaid in 28 consecutive quarterly installments beginning three months from the delivery date of the vessel, with a balloon payment of $88,000,000 payable together with the final installment. Amounts drawn under the facility will bear interest at LIBOR plus a margin.

(c) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provides for two equal tranches, to be drawn upon delivery of two specified newbuildings. The facility requires each company to repay their respective tranche in consecutive quarterly installments beginning three months from the delivery date of the applicable vessel each amounting to 1/68 of the drawndown amount and by a balloon installment equal to the outstanding balance no later than the earlier of the sixth anniversary of the drawdown or July 2019.

Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date.

(d) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement for a senior secured credit facility of up to $435,000,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuildings. The loan agreement provides for three tranches, to be drawn upon delivery of each newbuilding. Each tranche is repayable in 28 consecutive quarterly installments beginning three months from the delivery date of the applicable vessel, with balloon payments equal to $87,280,000, $89,160,000 and $89,160,000 due with the final installments. Amounts drawn will bear interest at LIBOR plus a margin.

(e) Securities covenants and guarantees

The obligations under the aforementioned undrawn facilities will be secured by a first priority mortgage over the newbuildings, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog Ltd. and GasLog Carriers Ltd. The facilities includes customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and any negative marked-to-market value arising under any hedging transaction.

Corporate guarantor financial covenants

GasLog Ltd., as corporate guarantor for all the loan facilities listed above, is subject to specified financial covenants on a consolidated basis. These financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be positive;

(ii)	total indebtedness divided by total capitalization must not exceed 65%;

(iii)	beginning on December 31, 2013, the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

(iv)

beginning on December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000 after the first drawdown or, in the case of the Credit Suisse Loan, at the last compliance date immediately before the loan drawdown;

(v)	GasLog Ltd. is permitted to pay dividends, provided that the Group holds unencumbered cash equal to at least 4% of its total indebtedness; and

(vi)	the Group’s market value adjusted net worth must at all times exceed $350,000,000.

The credit facilities also impose certain restrictions relating to GasLog Ltd., including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, without repaying all of the Group’s indebtedness in full, or to allow the Group’s controlling shareholders to reduce their shareholding in GasLog Ltd. below specified thresholds.

Compliance with the financial covenants is required on a semi-annual basis and the Group was in compliance as of December 31, 2012.

Loan Repayment Schedule

The maturity table below reflects the principal repayments of the loans outstanding as of December 31, 2012 based on the repayment schedule of the respective loan facilities (as described above):

2012
Not later than one year	26,482,891
Later than one year and not later than three years	109,527,989
Later than three years and not later than five years	16,503,304
Later than five years	103,145,607

Total	255,659,791

The weighted average interest rate for both outstanding loan facilities as of December 31, 2012 was 3.89% (2011: 3.91%).

Deferred Financing Costs

Fees incurred for obtaining new loans or refinancing existing facilities for the two owned vessels in operation were recorded as deferred loan issuance costs and classified contra to debt.

As of December 31, 2012, commitment, arrangement, structuring, legal and agency fees of $24,278,983 (2011: $14,289,327) incurred for obtaining new loans that will be drawn upon delivery of the vessels have been classified in non-current assets in the statement of financial position and will be classified contra to debt on the drawdown date. The amount paid during the year ended December 31, 2012 is $16,154,214 (2011: $4,757,032). From the remaining balance of $3,367,737, an amount of $1,446,375 is classified under non-current liabilities and an amount of $1,921,362 is classified under other payables and accruals, in the statement of financial position.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method.

13. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2011	2012
Social contributions	726,571	979,186
Unearned revenue	4,731,043	4,762,967
Accrued legal and professional fees	1,253,025	706,375
Accrued board of directors’ fees	572,500	432,500
Accrued employee costs	1,004,390	4,225,453
Other accruals	1,231,605	875,364
Accrued financing cost	7,629,920	1,921,362
Accrued interest	1,391,969	1,191,276

Total	18,541,023	15,094,483

14. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2010	2011	2012
Employee costs	4,043,151	3,996,550	4,998,953
Crew wages	2,504,419	5,619,401	5,942,339
Technical maintenance expenses	355,370	1,323,874	1,683,262
Provisions and stores	687,322	532,923	587,706
Insurance expenses	403,057	801,904	729,451
Other operating expenses	650,738	671,409	704,696

Total	8,644,057	12,946,061	14,646,407

15. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2010	2011	2012
Employee costs	5,749,739	8,643,153	11,025,241
Board of directors’ fees	—	572,500	865,000
Expense recognized in respect of equity-settled share-based payments	3,579,684	3,991,673	3,167,652
Rent and utilities	831,491	1,180,218	1,193,638
Travel and accommodation	214,080	269,868	1,320,293
Legal and professional	398,769	1,069,093	2,081,900
Project expenses	328,562	—	—
Other expenses	468,689	270,090	755,780

Total	11,571,014	15,996,595	20,409,504

16. Net Financial Income and Costs

	For the year ended December 31,
	2010	2011	2012
Financial income
Interest income	121,050	41,679	1,174,361

Total financial income	121,050	41,679	1,174,361

Financial costs
Amortization of deferred loan issuance costs	665,085	708,151	725,528
Interest expense	7,696,842	8,772,063	10,780,678
Less: Capitalized interest expense and deferred loan issuance costs	(3,392,808)	—	—
Financial costs—bank commissions	76,998	151,048	163,356

Total financial costs	5,046,117	9,631,262	11,669,562

17. Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

18. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and due from related parties

	At December 31
	2011	2012
Dividends receivable from associate (Note 4)	950,000	750,000
Other receivables	323,796	109,121

Total	1,273,796	859,121

The other receivables due from related parties of $109,121 (2011: $323,796) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Current Liabilities

	As of December 31,
	2011	2012
Ship management creditors	90,226	353,695
Amounts due to related parties	114,069	121,663

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $121,663 (2011: $114,069) are expenses paid by a related party on behalf of the Group and payable due to other related parties for the office lease and other operating expenses.

The Group had the following transactions with related parties which have been included in the consolidated statements of income for the years ended December 31, 2010, 2011 and 2012:

	Company	Details	Statement of income account	2010	2011	2012
(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	674,000	719,500	806,340
(b)	Ceres Marine Partners	Consultancy	Revenues	95,000	45,000	—
(c)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	441,962	570,283	652,571
(c)	Nea Dimitra Property	Internet line	General and administrative expenses	18,507	22,480	6,950
(d)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	386,664	539,300	168,912
(e)	Seres S.A.	Catering	General and administrative expenses	120,237	135,658	137,422
(e)	Seres S.A.	Consultancy services	General and administrative expenses	85,331	87,829	81,820
(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	—	28,000	56,000
(g)	Ceres Shipping	Employees Incentive Scheme	General and administrative expenses	483,000	238,000	—
(h)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	—	—	29,545
(h)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	—	—	665,832

(a)

One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)

The Group received consulting fees from Ceres Marine Partners Ltd., a company under common control with the Group, in respect of services provided to Ceres Marine Partners by members of GasLog Ltd.’s management team. This agreement was terminated in September 30, 2011.

(c)

Through the subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. The lease agreement is filed with the Greek authorities. In addition, until March 2012, the Group reimbursed Nea Dimitra for part of the costs of the building’s internet line. Since April 2012, the internet line has been provided by a third party.

(d)

Through the subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. The Group pays Ceres Monaco S.A.M. Euro 36,850 per month for the office space (Euro 27,000 until September 30, 2011 and Euro 31,850 until December 31, 2011), which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner.

(e)

GasLog LNG Services has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus. Amounts paid pursuant to the agreement are less than Euro 100,000 per year.

(f)

The Group though one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM, an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Service Ltd. pays C Transport Maritime SAM $10,000 per owned vessel per annum and $3,000 per managed vessel per annum.

(g)

In May 2009, Ceres Shipping provided a promissory letter to GasLog LNG Services Ltd., relating to the funding of an employee incentive program established for key employees of GasLog LNG Services Ltd. Pursuant to the promissory letter, Ceres Shipping undertakes the responsibility to contribute to GasLog LNG Services Ltd. an amount equal to 2.8% of all dividends declared by GasLog Ltd. These contributions from Ceres Shipping are in turn distributable to key employees of GasLog LNG Services Ltd. through its wholly owned subsidiary, Ceres LNG Services Employee Incentive Scheme Ltd. This promissory letter was effective until August 31, 2012. The contribution by Ceres Shipping for the years ended December 31, 2011 and December 31, 2010 was $238,000 and $483,000, respectively and has been recorded as a non-cash capital contribution by Owners of the Group and a charge to General and administrative expense.

(h)	Seaflight Aviation Limited and Chartwell Management Inc. are entities controlled by the Livanos family, which provide travel services to GasLog Ltd.’s directors and officers.

Pursuant to a commission agreement with Samsung Heavy Industries Co. Ltd. shipyard, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung Heavy Industries Co. Ltd. shipyard to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, as of December 31, 2012 these handling fees amounted to $13,175 (2011: $6,370) and were included in vessels under construction costs.

Compensation of key management personnel:

The remuneration of directors, and other members of key management was as follows:

	For the year ended December 31,
	2010	2011	2012
Remuneration	1,560,771	4,129,409	4,275,814
Short-term benefits	567,496	203,963	126,931
Expense recognized in respect of equity-settled share based payments	2,674,748	3,086,737	2,262,716

Total	4,803,015	7,420,109	6,665,461

Following the completion of its IPO on April 4, 2012, the Company considers its Directors, Chief Executive Officer, Chief Financial Officer, Senior Vice President—Business Development, Senior Vice President—Operations and its Chief Strategy Officer as key management and hence has restated the amounts disclosed in the table above for 2010 and 2011 to conform to the disclosures in the current year to ensure comparability.

Peter G. Livanos served as our chief executive officer for the period January 7, 2012 until January 8, 2013 and received a nominal salary of one euro.

In July 2011, GasLog Ltd.’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuildings (Hull Number 2016 and Hull Number 2017). The special bonus is directly related to the services provided by these key members of management during the vessel construction contract negotiations phase and is not related to any other services provided to the Group by these key members of management. The special bonus therefore represents an employee benefit directly attributable to the construction of the vessels and it is included in Vessels under Construction. The balance is payable in installments consistent with the payments due to the shipyard. A portion of the special bonus was accelerated and paid in January 2012, in connection with the resignation of GasLog Ltd.’s former chief executive officer. A total amount of $1,843,000 was paid during the year ended December 31, 2012 (2011: $285,000). As of December 31, 2012, the future obligations in respect of the special bonus amounted to $1,672,000 (2011: $3,515,000).

19. Share-Based Payments

On January 1, 2010, GasLog Ltd. granted its manager and subsidiary manager shares to its key management personnel, including executives and senior employees (the “Beneficiaries”) of GasLog Ltd. (2,541,602 manager shares) and GasLog LNG Services Ltd. (859,894 subsidiary manager shares) in order for the Beneficiaries to have a strong incentive to perform their responsibilities under their respective contracts of employment. In accordance with the terms of the grant, the Beneficiaries had full voting, participation in earnings and dividend rights, but they could not sell, assign, transfer or otherwise dispose of in whole or in part, any of the legal title or beneficial ownership of the shares issued to the Beneficiary or his nominee, until the completion of the IPO.

Fair value of manager shares and subsidiary manager shares granted during the year

The fair value of the manager and subsidiary manager shares of GasLog Ltd. granted on January 1, 2010 was $3.16 per share. The first step in determining the fair value of the manager and subsidiary manager shares was to determine the fair value of the Group. The fair value of the Group was determined by discounted future cash flow valuation technique (income approach). According to this valuation technique, the value of the Group was determined to be equal to the present value of the net operating cash flows generated during each year of the explicit forecast period and the terminal value, understood as the cash flows the Group will be able to generate beyond the explicit forecast period. The cash flows taken into consideration were the Operating Free Cash Flows (“FCF”) discounted by using the Weighted Average Cost of Capital (“WACC”) of 7.31%. The terminal value was calculated using a perpetuity growth method with a perpetual annual growth rate set at a level equal to 1% and a capitalization multiple of 16. The terminal value calculated by using perpetuity growth method was then cross-checked with the terminal value calculated using the terminal multiple method. The fair value was then divided by the total number of shares of GasLog Ltd. issued and outstanding to determine the fair value per share on the date of the grant.

Movements in manager shares and subsidiary manager shares during the year

On August 25, 2011, 391,510 manager shares of GasLog Ltd. were converted into common A shares and were transferred to a third party. This transaction resulted in an accelerated vesting for these shares. As a result of the accelerated vesting, the Group recognized $412,018 of additional compensation in the year ended December 31, 2011. As of December 31, 2011, the number of shares outstanding in favor of the Beneficiaries was 3,009,986.

In January 2012 the former chief executive officer of GasLog Ltd., Jeppe Jensen, resigned from his executive position and his position on the board of directors. In connection with his resignation, GasLog Ltd. entered into a separation agreement with Mr. Jensen pursuant to which the 801,346 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings Ltd. Immediately prior to the completion of the IPO on April 4, 2012, all outstanding manager shares and subsidiary manager shares vested immediately and were converted into common shares.

The total expense recognized in respect of equity-settled employee benefits for the years ended December 31, 2012 is $3,167,652 (2011: $3,991,673).

20. Commitments

(a)	At December 31, 2011 and 2012 the Group had the following commitments relating to buildings under operating leases:

Operating leases	2011	2012
Not later than one year	342,462	616,171
Later than one year and not later than three years	684,924	1,043,008
Later than three years and not later than five years	371,000	29,073

Total	1,398,386	1,688,252

(b)	Commitments relating to the vessels under construction (Note 5) at December 31, 2011 and 2012 payable to Samsung Heavy Industries Co. Ltd. were as follows:

Vessels under construction	2011	2012
Not later than one year	114,450,000	820,125,000
Later than one year and not later than three years	1,167,125,000	516,250,000
Later than three years and not later than five years	159,400,000	—

Total	1,440,975,000	1,336,375,000

GasLog Ltd. has issued performance guarantees in favor of Samsung Heavy Industries Co. Ltd. for the outstanding commitments relating to the vessels under construction.

(c)

Future gross minimum lease revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2011 and December 31, 2012 (Note 5) are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

Lease revenues	2011	2012
Not later than one year	55,856,834	56,077,771
Later than one year and not later than three years	112,540,301	106,178,589
Later than three years and not later than five years	71,279,304	21,563,245

Total	239,676,439	183,819,605

On May 9, 2011, GAS-one Ltd. signed an agreement with the current charterer of its vessel extending the initial term of the charter from 2013 to 2015.

On May 9, 2011, GAS-two Ltd. signed an agreement with the current charterer of its vessel extending the initial term of the charter from 2014 to 2016.

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2012 (Note 5). For these vessels, the following charter party agreements have been signed:

•

On May 9, 2011, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. signed time charter agreements for the employment of their vessels from the date of delivery of the vessels through 2018, 2018, 2019 and 2019, respectively, with charterer options to extend the agreements for additional periods.

•

On May 11, 2011, GAS-seven Ltd. and GAS-eight Ltd. signed time charter agreements whereby the vessels will be time chartered out for the period from their delivery for seven years, with charterer options to extend the agreements for additional periods.

(d)	Other Guarantees

As of December 31, 2012, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250,000 (2011: $1,250,000) to third parties relating to the satisfactory performance of its ship management activities;

•	$661,382 (2011: $649,224) relating to the social security fund for Greek seamen; and

•

Bank guarantee of $20,000 (2011: $10,000) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

21. Financial Risk Management

The Group’s activities expose it to a variety of financial risks, including market price risk, liquidity risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group makes use of derivative financial instruments such as interest rate swaps to moderate certain risk exposures.

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. The Group uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2012, the Group has hedged 57.07% of its variable rate interest exposure relating to its existing loan facilities by swapping the variable rate for a fixed rate (2011: 55.51%). The Group has, as at December 31, 2012, hedged 62.34% of its existing and undrawn loan facilities.

The fair value of the swap at December 31, 2012 was estimated as a loss of $31,328,456 (2011: $8,552,314). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 22) amounting to $15,992,827 loss (2011: $431,533 and 2010: $1,087,149) was recognized directly in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swaps increases when interest rates increase and decreases when interest rates decrease. At December 31, 2012, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swap would have amounted to approximately $3,806,220. This amount would have affected the other comprehensive income by $3,030,543 and the loss on interest rate swaps by $775,677. During the year ended December 31, 2012, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $119,104 (2011: $216,280 and 2010: $223,445).

Other price risk: The decrease in the market value of shares of Egypt LNG Shipping Ltd. in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values could negatively impact the value of investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2012 by $2,653,310, based upon our expenses during the year (2011: $2,017,298 and 2010: $1,162,808).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents and by having available adequate amounts of undrawn credit facilities. The Group is not significantly exposed to liquidity risk resulting from the commitments under the vessel construction contracts as bank facilities will be contracted to meet the obligations.

The following tables detail the Group’s expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Group’s loans at the end of each year presented.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2012
Trade and other accounts payable	—	1,359,687	389,675	44,938	—	—	1,794,300
Due to related parties	—	121,663	—	—	—	—	121,663
Other payables and accruals	—	7,762,261	2,945,761	4,386,461	—	—	15,094,483
Other non-current liabilities	—	—	—	—	1,446,375	653,333	2,099,708
Variable interest loans	2.4%	4,434,438	3,800,150	23,393,854	136,090,325	107,690,868	275,409,635

Total	—	13,678,049	7,135,586	27,825,253	137,536,700	108,344,201	294,519,789

December 31, 2011
Trade and other accounts payable	—	1,263,807	438,594	2,514	—	—	1,704,915
Due to related parties	—	114,069	—	—	—	—	114,069
Other payables and accruals	—	10,157,240	8,383,783	—	—	—	18,541,023
Other non-current liabilities	—	—	—	—	4,942,375	577,196	5,519,571
Variable interest loans	2.6%	4,379,599	3,356,881	24,432,722	161,976,471	118,521,619	312,667,292

Total	—	15,914,715	12,179,258	24,435,236	166,918,846	119,098,815	338,546,870

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Group’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2012
Interest rate swap	—	968,105	5,554,056	28,332,854	(3,105,682)	31,749,333

Total	—	968,105	5,554,056	28,332,854	(3,105,682)	31,749,333

December 31, 2011
Interest rate swap	—	962,370	2,551,614	8,040,991	(2,771,569)	8,783,406

Total	—	962,370	2,551,614	8,040,991	(2,771,569)	8,783,406

The Group expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Group expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of the counterparties. To limit this risk, the Group deals exclusively with creditworthy financial institutions and customers.

	At December 31,
	2011	2012
Time deposits	—	93,113,328
Short-term investments	—	104,674,150
Trade and other receivables	2,682,820	2,431,852

For the three years ended December 31, 2012, substantially all of the Group’s revenue was earned from one customer and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparty. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2012. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counter parties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The Group’s exposure is continuously monitored and controlled by limits that are reviewed and approved by the Audit Committee.

22. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the interest rate swaps derivative liability is as follows:

	At December 31,
	2011	2012
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,552,314	26,709,404
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	4,619,052

Total	8,552,314	31,328,456

Interest rate swaps, current liability	3,451,080	7,144,738
Interest rate swaps, non—current liability	5,101,234	24,183,718

Total	8,552,314	31,328,456

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2011	December 31, 2012
GAS-one Ltd.	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	72,968,326	67,744,111
GAS-one Ltd.	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	84,187,193	78,159,756
GAS-three Ltd.	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	96,250,000
GAS-four Ltd.	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	—	96,250,000
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	60,000,000
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	75,000,000
GAS-six Ltd.	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	—	63,500,000
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	75,000,000	75,000,000
GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	—	108,000,000

						367,155,519	719,903,867

The fixed interest agreements converted the floating interest rate exposure into a fixed interest rate in order to hedge the Group’s exposure to fluctuations in prevailing market interest rates. The derivative instruments listed above qualified as cash flow hedging instruments as of December 31, 2012.

For the four new swap agreements entered into by the Group during the year ended December 31, 2012, there was a loss of $2,060,253 recognized at their inception in the consolidated statement of income under Loss on Interest Rate Swaps, Net, which included fees and evidence that the respective transaction prices exceeded the valuation based on observable market data.

For the year ended December 31, 2012, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments, amounting to a loss of $15,992,827, was recognized in Other Comprehensive Income. A loss of $104,010 relating to the ineffective portion of changes in the fair value of such derivatives was recognized against earnings during the year ended December 31, 2012 and is included in Loss on Interest Rate Swaps, Net (2011: $269,376).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2011	December 31, 2012
GAS-eight Ltd.	SEB(1)	Feb 2012	Mar 2014	Mar 2021	2.26%	—	43,500,000
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	—	43,500,000
GAS-eight Ltd.	SEB(1)	May 2012	Mar 2014	Mar 2021	2.05%	—	14,000,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	—	14,000,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	—	14,000,000
GAS-eight Ltd.	CBA(2)	May 2012	Mar 2014	Mar 2021	2.06%	—	14,000,000

						—	143,000,000

(1)	Skandinavinska Enskilda Banken AB (publ)

(2)	Commonwealth Bank of Australia

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of December 31, 2012 amounted to a net loss of $4,619,052 for the year ended December 31, 2012, which was recognized against earnings in the period incurred and is included in Loss on Interest Rate Swaps.

The carrying amounts of the Group’s financial assets and liabilities recognized in the consolidated financial statements approximate their fair values.

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets were determined with reference to quoted market prices. Where such prices were not available, a discounted cash flow analysis is performed using the applicable yield curve for the duration of the instruments.

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The interest rate swaps were grouped into Level 2. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial Instruments: Disclosures, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

23. Segment Reporting

The Group’s chief operating decision maker (the “CODM”) is the Chief Executive Officer who reviews the results of the operating segments when making decisions about allocating resources and assessing performance. The segments are: (1) vessel ownership and (2) vessel management.

As of December 31, 2011 and December 31, 2012, the vessel ownership segment consisted of two LNG carriers operating on long-term, fixed rate time charter contracts with an international energy company, installments paid for two vessels under construction (Notes 5) and the Group’s participation in Egypt LNG Shipping Ltd. (Note 4). The segment results are evaluated based on profit earned from vessel operations.

As of December 31, 2011 and December 31, 2012, the vessel management segment managed a total of 14 vessels, 2 of which were vessels owned by the Group and included in vessel ownership segment and the remaining 12 of which were owned by external customers, one of which is a related party. During the year ended December 31, 2012, the vessel management segment had construction supervision projects for an average of 4.6 vessels owned by the Group. During the year ended December 31, 2011, the vessel management segment had construction supervision projects for an average of 0.7 vessels owned by the Group. The segment results are evaluated by CODM based on the operating efficiency and the profit earned by the managed vessels.

The segment income statement comprises revenues and expenses directly attributable to each segment. Transactions between the segments are eliminated.

Unallocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities. The Group had no financial investments as of December 31, 2011 and December 31, 2012.

Transactions with the other segments are based on various existing service agreements and are eliminated on consolidation. Eliminations primarily comprise of revenue earned by the vessel management segment which are operating costs of the vessels ownership segment and of intercompany receivables/payables between these two segments and elimination of intercompany profit capitalized as vessel costs by the vessel management segment.

The following tables include revenues and results for these segments for the years presented in these financial statements:

	As of and for the year ended December 31, 2012
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of income
Revenues from external customers(1)	56,280,836	12,261,251	—	—	68,542,087
Inter-segment revenues	—	4,832,881	—	(4,832,881)	—
Vessel operating and supervision costs	(10,778,149)	(7,768,907)	—	3,900,649	(14,646,407)
Depreciation of fixed assets	(12,617,272)	(313,098)	(134,528)	—	(13,064,898)
General and administrative expenses	(145,602)	(7,784,118)	(12,479,784)	—	(20,409,504)

Profit/(loss) from operations	32,739,813	1,228,009	(12,614,312)	(932,232)	20,421,278

Financial costs	(11,592,956)	(55,150)	(21,456)		(11,669,562)
Financial income	136,377	(18)	1,038,002		1,174,361
Loss on interest rate swaps	(6,783,315)	—	—	—	(6,783,315)
Share of profit of associate	1,078,057	—	—	—	1,078,057

Profit/(loss) for the year	15,577,976	1,172,841	(11,597,766)	(932,232)	4,220,819

Statement of financial position as of December 31, 2012
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,856,144	—	—	—	6,856,144
Total assets	707,385,889	11,762,739	247,331,691	(57,712,487)	908,767,832
Total liabilities	348,527,852	6,121,211	7,149,756	(56,241,296)	305,557,523
Other information for the year ended December 31, 2012
Expenditure on long-lived assets	109,555,300	243,438	427,616	(932,232)	109,294,122

	As of and for the year ended December 31, 2011
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of income
Revenues from external customers(1)	55,756,426	10,714,393	—	—	66,470,819
Inter-segment revenues	—	2,577,946	—	(2,577,946)	—
Vessel operating and supervision costs	(10,099,730)	(4,692,619)	—	1,846,288	(12,946,061)
Depreciation of fixed assets	(12,612,418)	(148,721)	(66,145)	—	(12,827,284)
General and administrative expenses	(1,141,502)	(6,049,858)	(9,609,934)	804,699	(15,996,595)

Profit/(loss) from operations	31,902,776	2,401,141	(9,676,079)	73,041	24,700,879

Financial costs	(9,573,023)	(46,540)	(11,699)	—	(9,631,262)
Financial income	33,582	8,097	—	—	41,679
Loss on interest rate swaps	(2,725,374)	—	—	—	(2,725,374)
Share of profit of associate	1,311,970	—	—	—	1,311,970
Gain on disposal of subsidiaries	—	—	24,786	—	24,786

Profit/(loss) for the year	20,949,931	2,362,698	(9,662,992)	73,041	13,722,678

Statement of financial position as of December 31, 2011
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,528,087	—	—	—	6,528,087
Total assets	580,799,328	7,361,882	24,359,209	(5,507,715)	607,012,704
Total liabilities	310,582,577	3,796,932	5,378,561	(3,158,887)	316,599,183
Other information for the year ended December 31, 2011
Expenditure on long-lived assets	90,860,822	516,496	383,680	73,041	91,834,039

	As of and for the year ended December 31, 2010
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of income
Revenues from external customers(1)	28,303,751	11,528,032	—	—	39,831,783
Inter-segment revenues	—	2,711,621	—	(2,711,621)	—
Vessel operating and supervision costs	(4,781,178)	(5,173,561)	(112,035)	1,422,717	(8,644,057)
Depreciation of fixed assets	(6,396,165)	(109,858)	(54,358)	—	(6,560,381)
General and administrative expenses	(1,188,673)	(5,508,665)	(5,562,580)	688,904	(11,571,014)

Profit/(loss) from operations	15,937,735	3,447,569	(5,728,973)	(600,000)	13,056,331
Financial costs	(4,991,011)	(47,551)	(7,555)	—	(5,046,117)
Financial income	97,987	22,833	230	—	121,050
Share of profit of associate	1,459,588	—	—	—	1,459,588

Profit/(loss) for the year	12,504,299	3,422,851	(5,736,298)	(600,000)	9,590,852

Statement of financial position as of December 31, 2010
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	7,002,904	—	—	—	7,002,904
Total assets	491,841,277	15,179,703	19,226,294	(14,242,761)	512,004,513
Total liabilities	332,316,083	10,517,729	1,881,334	(13,642,761)	331,072,385
Other information for the year ended December 31, 2010
Expenditure on long-lived assets	228,840,597	255,351	109,563	(600,000)	228,605,511

(1)	During the years presented, the vessel ownership segment had two vessels that were time chartered out and earned revenue from external customers.

Revenues from the vessel management segment earned from external customers are broken down as follows:

	2010	2011	2012
Management fees and other income	9,478,134	10,312,228	10,314,756
Project income	2,049,898	402,165	1,946,495

Total	11,528,032	10,714,393	12,261,251

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Group’s consolidated revenues during any of the periods presented.

Customer	2010		2011		2012
Major Customer	39,062,783	98%	65,541,984	99%	66,799,034	97%

24. Earnings per share

Basic earnings per share (“EPS”) was calculated by dividing the net profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the year. Manager shares and subsidiary manager shares, before being converted to common shares immediately prior to the completion of the IPO, contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were the only participating securities and, thus, are included in the two-class method of computing EPS.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential common shares assumed to have been converted into common shares. Basic and diluted EPS under the two-class method was the same for the years ended December 31, 2010, 2011 and 2012.

For the purpose of calculating basic and diluted earnings per share, the number of shares used in the calculation has been retroactively adjusted to reflect the share subdivision and bonus issue effected on March 13, 2012 (Note 10).

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	2010	2011	2012
Basic earnings per share
Profit for the year attributable to owners of the Group	9,848,757	14,039,651	4,220,819
Less: Dividends declared and allocated to manager shares and subsidiary manager shares	(1,500,660)	(739,468)	—
Add: Excess of dividends declared over earnings/(undistributed earnings) allocated to manager shares and subsidiary manager shares	643,845	(462,451)	(44,798)

Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	8,991,942	12,837,732	4,176,021

Weighted average number of shares outstanding, basic	35,700,000	35,837,297	56,093,775

Basic earnings per share	0.25	0.36	0.07

Diluted earnings per share
Profit for the year attributable to owners of the Group used in the calculation of diluted EPS	9,848,757	14,039,651	4,220,819

Weighted average number of shares outstanding, basic	35,700,000	35,837,297	56,093,775
Potential common shares relating to manager shares and subsidiary manager shares outstanding (Note 19)	3,401,496	3,264,199	601,744
Weighted average number of shares used in the calculation of diluted EPS	39,101,496	39,101,496	56,695,519

Diluted earnings per share	0.25	0.36	0.07

25. Subsequent Events

On January 8, 2013 Paul Wogan was appointed Chief Executive Officer of the Company replacing Peter G. Livanos, who continues to serve as our Chairman. In addition, Simon Crowe was appointed Chief Financial Officer as of April 1, 2013 replacing Henrik Bjerregaard. Graham Westgarth was appointed as Executive Vice President Operations and Strategy as of January 14, 2013.

On January 8, 2013, the board of directors approved the 2013 Omnibus Incentive Compensation Plan (the “Plan”). The Plan provides for the grant of options to purchase our common shares, stock appreciation rights, restricted stock units, deferred restricted stock units, cash incentive awards and other equity-based or equity-related awards. A total of 3,143,158 common shares were reserved for issuance under the Plan (equal to approximately 5% of the 62,863,166 common shares outstanding as of December 31, 2012), subject to adjustment for changes in capitalization as provided in the Plan.

On January 18, 2013, GasLog through its subsidiary GAS-three Ltd. drew down $136,250,000 from the loan facility with DnB Bank ASA and Export-Import Bank of Korea signed in March 2012 for the financing of GasLog Shanghai, a 155,000 cubic meters LNG carrier constructed by Samsung Heavy Industries Co. Ltd. and delivered on January 28, 2013. The vessel is chartered at an average daily rate of $76,453 with charterer’s option to extend the terms of the charter at specified rates.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016. In addition, GasLog secured a total of four options from Samsung Heavy Industries Co. Ltd. that expire in July 2013.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. signed time charter agreements with a subsidiary of BG Group plc for the employment of the aforementioned vessels for ten years starting from the date of their delivery, with charterer options to extend the agreements for additional periods.

In January 2013, GAS-six Ltd. amended the time charter agreement with a subsidiary of BG Group plc. Under the amended agreement the vessel will enter into an eight year charter in which the first three years remain as previously contracted and the subsequent five years are a seasonal charter under which the vessel is committed to BG Group for seven consecutive months at a fixed monthly charter hire and available to accept other charters for the remaining five months.

In January 2013, the Group paid $9,850,000 to Samsung Heavy Industries Co. Ltd for the vessel under construction to be owned by GAS-seven Ltd.

In February 2013, the Group accepted an offer letter from DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110,000,000 and a revolving credit facility of up to $50,000,000 for the purpose of refinancing the existing facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG and for general corporate purposes. The term loan is repayable in 20 equal quarterly installments of $2,500,000, together with a balloon installment of $60,000,000 due with the final installment in 2018. The revolving credit facility will be available for drawing on a fully revolving basis in minimum amounts of $5,000,000 until three months prior to the maturity date.

On February 26, 2013, the Board of Directors declared a quarterly cash dividend of $0.11 per common share that was paid on March 25, 2013 to shareholders of record as of March 11, 2013.

In March 2013, the Group paid $9,850,000 to Samsung Heavy Industries Co. Ltd for the vessel under construction to be owned by GAS-seven Ltd.

On March 19, 2013, GasLog, through its subsidiary GAS-four Ltd., drew down $136,250,000 from the loan facility with DnB Bank ASA and Export-Import Bank of Korea signed in March 2012 for the financing of the GasLog Santiago, a 155,000 cubic meters LNG carrier constructed by Samsung Heavy Industries Co. Ltd. and delivered on March 25, 2013. The vessel is chartered at an average daily rate of $76,544 with charterer’s option to extend the terms of the charter at specified rates.