Form 20-F
period 2013-12-31
GasLog Ltd.
filed 2014-03-27
CIK 1534126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd.

(Exact name of Company as specified in its charter)

NOT APPLICABLE
(Translation of Company’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive offices)

Line Køhler Ljungdahl, Head of Legal
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

Monaco Telephone: +377 97 97 51 15 Facsimile: +377 97 97 51 24
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

As of December 31, 2013, there were 62,863,166 common shares of the Company’s common stock outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.     Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to:

•	“GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries or their predecessors, or to such entities collectively;

•	“BG Group” refers to BG Group plc or any one or more of its subsidiaries or to such entities collectively;

•	“Shell” refers to Royal Dutch Shell plc or any one or more of its subsidiaries or to such entities collectively;

•	“Samsung Heavy Industries” refers to “Samsung Heavy Industries Co., Ltd.”; and

•	“cbm” refer to cubic meters.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward- looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission, or the “SEC”, other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•

general liquefied natural gas, or “LNG”, and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	our ability to enter into time charters with our existing customers as well as new customers;

•	our contracted charter revenue;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our ability to complete the formation of a proposed master limited partnership;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

ii

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” of this annual report. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents summary consolidated financial and other data of GasLog Ltd. for each of the five years in the five-year period ended December 31, 2013. The summary consolidated financial data of GasLog Ltd. as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, is a summary of and is derived from our audited consolidated financial statements and notes thereto included in “Item 18. Financial Statements”. The selected consolidated financial data as of December 31, 2009, 2010 and 2011, and for the years ended December 31, 2009 and 2010, is a summary of and is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except share and per share data)
STATEMENT OF PROFIT OR LOSS
Revenues	$8,528	$39,832	$66,471	$68,542	$157,240
Vessel operating and supervision costs	(3,056)	(8,644)	(12,946)	(14,646)	(34,919)
Depreciation of fixed assets	(126)	(6,560)	(12,827)	(13,065)	(29,322)
General and administrative expenses	(6,241)	(11,571)	(15,997)	(20,380)	(21,597)

(Loss)/profit from operations	(894)	13,056	24,701	20,451	71,402

Financial costs and gain/(loss) on swaps	(72)	(5,046)	(12,356)	(18,453)	(16,354)
Financial income	52	121	42	1,174	411
Gain on financial investments	4,689	—	—	—	—
Share of profit of associate	635	1,460	1,312	1,078	1,470
Gain on disposal of subsidiaries	—	—	25	—	—

Total other income/(expense)	5,304	(3,465)	(10,978)	(16,201)	(14,473)

Profit for the year	$4,409	$9,591	$13,723	$4,250	$56,929

Profit attributable to owners of the Group	$4,409	$9,849	$14,040	$4,250	$56,929
Loss attributable to non- controlling interest	$—	$(258)	$(317)	$—	$—
Earnings per share, basic and diluted(1)	$0.12	$0.25	$0.36	$0.07	$0.91
Weighted average number of shares, basic(1)	35,700,000	35,700,000	35,837,297	56,093,775	62,863,665
Weighted average number of shares, diluted(1)	35,700,000	39,101,496	39,101,496	56,695,519	62,863,665
Dividends declared per share(1)(2)	$—	$0.44	$0.22	$0.11	$0.45

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$7,240	$23,270	$20,093	$110,978	$103,798
Short-term investments	—	—	—	104,674	4,500
Investment in associate(3)	7,113	7,003	6,528	6,856	6,326
Tangible fixed assets(4)	475	450,265	438,902	426,880	1,529,720
Vessels under construction	246,445	18,700	109,070	217,322	120,295
Total assets	277,924	512,005	607,013	908,768	1,816,679
Borrowings—current portion	4,191	22,640	24,277	25,753	100,320
Borrowings—non-current portion	170,869	287,597	256,788	228,515	1,014,754
Share capital(1)	391	391	391	629	629
Equity attributable to owners of the Group	91,017	171,733	290,414	603,271	639,533
Non-controlling interest	—	9,199	—	—	—
Total equity	91,017	180,932	290,414	603,271	639,533

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash from operating activities	$134	$25,633	$27,001	$24,918	$86,745
Net cash used in investing activities	(32,167)	(212,806)	(86,464)	(212,621)	(935,516)
Net cash from financing activities	33,796	203,203	56,286	278,811	840,481

	Year Ended December 31,
	2009	2010	2011	2012	2013
FLEET DATA(5)
Number of managed ships at end of period	8	14	14	14	20
Average number of managed ships during period	8.0	10.3	14.0	14.0	16.9
Number of owned ships at end of period	—	2	2	2	8
Average number of owned ships during period	—	1.0	2.0	2.0	5.0
Average age of owned ships (years)	—	0.5	1.5	2.5	1.7
Total calendar days for owned fleet	—	372	730	732	1,832
Total operating days for owned fleet	—	372	730	732	1,808

(1)	Gives effect to the 238-for-1 share split effected on March 13, 2012.

(2)

Of the total $17.25 million, $8.5 million, $6.9 million and $28.3 million dividends declared, respectively, during the years ended December 31, 2010, 2011, 2012 and 2013, $16.77 million, $0.77 million, $6.9 million and $28.3 million, respectively, was paid in cash and the remainder was contributed to the capital of the Company by our existing majority shareholder.

(3)	Consists of our 25% ownership interest in Egypt LNG Shipping Ltd. or “Egypt LNG”.

(4)

Includes delivered ships (including drydocking component of ship cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

(5)

Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our wholly owned ships delivered prior to December 31, 2013. The data presented regarding our managed fleet includes our owned fleet as well as ships owned by BG Group and Egypt LNG that are operating under our management.

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2013:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2013
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion(2)	$100,320
Borrowings—non-current portion(2)	$1,014,754

Total debt	$1,115,074

Equity attributable to shareholders:
Share capital(3)	$629
Contributed surplus	614,964
Reserves	(3,428)
Retained Earnings	27,368

Total equity attributable to shareholders	$639,533

Total capitalization	$1,754,607

(1)

Our indebtedness, other than our NOK 500 million bond, or the “Bond”, is secured by mortgages on our owned ships and is guaranteed by the Company. The Bond (the carrying amount of which, net of unamortized financing costs as of December 31, 2013 is $79.78 million) is unsecured. Debt presented does not include: (a) our scheduled debt payments totaling $14.65 million since December 31, 2013, and (b) our drawdown of $2.68 million under the $50 million revolving facility with DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

(2)	Borrowings presented at December 31, 2013, are shown net of $23.16 million of loan issuance costs that are being amortized over the term of the borrowings.

(3)

Does not include (a) any shares that may be issued under the Company’s 2013 Omnibus Incentive Compensation Plan and (b) 13,242,460 shares issued on January 22, 2014 upon completion of our follow-on public equity offering and concurrent private placement at a price of $15.75 per share. The net proceeds from the public offering and the private placement, after deducting underwriting discounts and other offering expenses, were approximately $199.4 million. At December 31, 2013, our issued and outstanding share capital consisted of 62,863,166 shares.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Industry

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet beyond delivery of our seven contracted newbuildings, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

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

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

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

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices would adversely affect demand for LNG shipping.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

According to Clarkson Research Services Limited, or “Clarkson Research”, the world seaborne trade in LNG has grown strongly over the past two decades, with a compound annual growth rate of 7.1% between 1990 and 2011, with particularly strong growth in 2010 and 2011 as LNG demand increased and new and existing facilities were able to commence production. However, overall trade volumes declined by 2.8% in 2012, primarily due to lower production as a result of planned and unplanned outages at various liquefaction sites and the weakness in the world economy. Based on preliminary trade statistics, world seaborne trade in LNG trade is estimated to have declined by a further 0.4% in 2013. This marginal fall in trade is a result of limited liquefaction capacity growth over the course of the year, coupled with import declines in both the United States and Europe offsetting growth in non-OECD Asia.

Continued economic uncertainty and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future term charters.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We are seeking to enter into time charter contracts for (i) two of our newbuildings scheduled for delivery in 2014 and 2015, (ii) the GasLog Chelsea, that operates in the spot market, and (iii) the GasLog Skagen, that from 2016 is on a seasonal contract (i.e., employed for seven months and available to accept other charters for five months per year). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, and upon any expansion of our fleet of owned ships beyond our contracted newbuildings. In addition, we may seek to expand the customer base for our ship management services. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for dividends to our shareholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or may not be able to re-charter our ship, or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. According to Clarkson Research, from the start of 1996 to the start of 2011, the global fleet of LNG carriers grew from 90 ships (9.4 million cbm) to 361 ships (51.6 million cbm), due to the construction and delivery of new LNG carriers. Although the global newbuilding order book dropped steeply between mid-2007 and the start of 2011, orders for an estimated 132 newbuilding LNG carriers were placed in the period from the start of 2011 to the start of March 2014, compared to a total of just 10 newbuilding LNG carriers between 2008 and 2010. As of March 1, 2014, the LNG carrier order book totaled 114 ships with an aggregate capacity of 17.7 million cbm. At 32% of the global fleet (in terms of carrying capacity), the current order book is notably smaller than the record highs recorded in mid-2006 when it was almost 100% of the existing global fleet. Nevertheless, it is substantially larger than it was at the start of 2011 (approximately 6% of the existing global fleet). This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

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

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than our ships. As a result, competition from these more technologically advanced LNG carriers could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

Risks associated with operating and managing ocean-going ships could affect our business and reputation.

The operation and management of ocean-going ships carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	adverse weather conditions;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, or political action in various countries; and

•	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned or managed ships could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from termination of charter contracts or ship management agreements;

•	governmental fines, penalties or restrictions on conducting business;

•	litigation with our employees, customers or third parties;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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

Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our owned ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. Similarly, although we carry ship manager insurance in connection with our management of third-party ships, we can give no assurance that such insurance will adequately insure us against all risks associated with our ship management services, that our insurers will pay a particular claim or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

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

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters or termination of our ship management contracts. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. In particular, despite recent measures taken by the European Union, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, and the overall stability of the euro. Furthermore, a tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to the Company. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to the Company could adversely affect our business, financial position, results of operation and cash flows, including cash available for dividends to our shareholders.

Disruptions in world financial markets could limit our ability to obtain future debt financing or refinance existing debt.

Global financial markets and economic conditions have been disrupted and volatile in recent years. Credit markets as well as the debt and equity capital markets were exceedingly distressed and at certain times in recent years it was difficult to obtain financing and the cost of any available financing increased significantly. If global financial markets and economic conditions significantly deteriorate in the future, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as substantial balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. As a result, financing may not be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of further business opportunities or respond to competitive pressures.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and subsequently maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship’s flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society’s rules.

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

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We have incurred, and expect to continue to incur, substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

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

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention”.

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

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our ships frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the “ITRA”, which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations, although the impact of significant cost increases may be mitigated to some extent with respect to the vessels that are employed under charter contracts with automatic periodic adjustment provisions or cost review provisions.

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

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Related to Our Business

Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our owned fleet consists of eight LNG carriers that are in operation and seven newbuildings on order. In addition, in January 2014 we announced an agreement with Methane Services Limited, or “MSL”, an affiliate of BG Group, to purchase three 145,000 cbm steam-powered LNG carriers, and to charter those ships back to BG Group for six-year initial terms, or the “Pending Vessel Acquisition”. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination or failure to secure employment for any ships for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our eight LNG carriers in operation and the three ships to be acquired under the Pending Vessel Acquisition. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows, including cash available for dividends to our shareholders.

Our vessel ownership segment has a limited operating history.

We have provided LNG ship management services through our subsidiary GasLog LNG Services Ltd. or “GasLog LNG Services” since 2001, but our vessel ownership operating segment has a more limited operating history. The principal assets of our vessel ownership segment are our eight wholly owned LNG carriers delivered in 2010 and 2013. As we take delivery of our seven newbuildings on order and the three ships to be acquired under the Pending Vessel Acquisition, an increasingly large portion of our operating results will depend on the performance of our vessel ownership segment. Accordingly, we expect our future operating results to differ materially from our historical operating results.

We depend upon two customers for nearly all of our revenues. The loss of either or both of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have historically derived nearly all of our revenues from one customer, BG Group plc or “BG Group”. For the year ended December 31, 2013, BG Group accounted for 90.7% of our revenues. Following the delivery of our seven new LNG carriers on order and the three ships to be acquired under the Pending Vessel Acquisition, they will continue to be a key customer, as four of our newbuildings and the three ships to be acquired under the Pending Vessel Acquisition will be chartered to a subsidiary of BG Group upon delivery for a total of 13 ships chartered to BG Group. Of the remaining three newbuildings, one will be chartered to a subsidiary of Shell. We could lose a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If either or both of these customers terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. Our revenues would also be impacted if BG Group terminates or is unable to perform under our ship management contracts.

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

Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Our contracts for the seven newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our seven contracted newbuildings are scheduled to be delivered to us on various dates between 2014 and 2016. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our anticipated results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

The delivery of a newbuilding could be delayed because of numerous factors, including, but not limited to:

•	shortages of equipment, materials or skilled labor;

•	delays in the receipt of necessary construction materials, such as steel, or equipment, such as engines or generators;

•	failure of equipment to meet quality and/or performance standards;

•	the shipyard’s over-committing to new ships to be constructed;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	political or economic disturbances;

•	financial or operating difficulties experienced by equipment vendors or the shipyard;

•	required changes to the original ship specifications;

•	inability to obtain required permits or approvals;

•	disputes with the shipyard;

•	inability to finance the construction or conversion of the vessels;

•	work stoppages and other labor disputes; and

•	adverse weather conditions or any other events of force majeure, including war or hostilities between South Korea, where we have ships on order at Samsung Heavy Industries, and North Korea.

GasLog cannot assure that it will complete the Pending Vessel Acquisition.

If GasLog cannot complete the purchase of any of the three ships to be acquired under the Pending Vessel Acquisition for any reason, GasLog will have the discretion to apply the available funds for general corporate purposes, including the acquisition of other ships. Any alternative use of proceeds may not generate as much cash flow as the ships to be acquired in the Pending Vessel Acquisition. For more information on the Pending Vessel Acquisition, see “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

We must make substantial capital expenditures to acquire the seven newbuildings we have on order and any additional ships we may acquire in the future.

We are obligated to make substantial capital expenditures to fund our commitments for the seven newbuildings we have on order. We are scheduled to take delivery of the ships on various dates between 2014 and 2016. As of March 26, 2014, the total remaining balance of the contract prices for the seven ships was $1.26 billion, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each ship will come due upon its delivery to us from the shipyard. We intend to fund these commitments with available cash, cash from operations, and borrowings under our loan agreement with an aggregate undrawn amount of $435 million as of March 26, 2014. As of March 26, 2014, financing was not secured for $798 million related to the remaining balance of the contract price of four of our ships.

To the extent that we are unable to draw down the amounts committed under our credit facilities, whether due to our failure to comply with the terms of such facilities including vessel employment conditions or the lender’s failure to fund the committed amounts, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our seven contracted newbuildings. In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In addition, we may choose to make substantial capital expenditures to expand the size of our fleet in the future. In order to exercise our options with Samsung Heavy Industries to purchase up to six additional newbuildings, we would need to obtain financing on terms acceptable to us. We expect to finance the cost of any new ships through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to further expand our fleet and to pay dividends to our shareholders.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand ships to the extent that they are available in the same way that we acquired the GasLog Chelsea and will acquire the three ships under the Pending Vessel Acquisition. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

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

Our credit facilities impose, and any future credit facility we enter into will impose, operating and financial restrictions on us. These restrictions in our credit facilities generally limit our shipowning subsidiaries’ ability to, among other things:

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

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full, or to allow our largest shareholders to reduce their shareholding in us below specified thresholds.

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 75%;

•	beginning December 31, 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	beginning December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million after the first drawdown;

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

Further, the NOK denominated bond agreement signed on June 27, 2013, or the “Bond Agreement”, for our NOK 500 million bond includes a dividend restriction according to which we may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, for the years 2013 and 2014, we may make Distributions up to a maximum of $0.60 per share per annum subject to us, immediately after such distributions, maintaining consolidated Free Liquidity (as defined in the Bond Agreement) of not less than (i) $20,000,000 and (ii) 4% of Total Indebtedness (as defined in the Bond Agreement). Any net profit of a Group company related to sale of assets shall in any event not form a basis for any Distributions.

The loan agreement we entered into in March 2012 for a $272.5 million credit facility provides that the lenders thereunder will have an option that gives them the right to request repayment of the facility in full on the fifth anniversary of the delivery of the GasLog Shanghai, which was delivered in January 2013. If the lenders exercise this option, we may not have, or be able to obtain, sufficient funds to meet our payment obligations under the facility.

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

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2013, we had an aggregate of $1.06 billion of indebtedness outstanding under six credit agreements, of which $104.75 million is repayable within one year which includes $39.49 million under the revolving credit facility, and we had $82.23 million outstanding under the Bond which amount is payable in June 2018. As of December 31, 2013 there is an undrawn amount of $10.51 million from the revolving facility of GAS-two Ltd. from which $2.68 million was drawn in January 2014 and the balance is available to be drawn under certain conditions. In addition, there is one loan facility with an aggregate undrawn amount of $435 million available that will be used to finance a portion of the contract prices of three of our newbuildings on their deliveries. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our costs of borrowing could increase as we become more leveraged;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

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

We intend to pay regular quarterly dividends. The declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. The timing and amount of any dividend payments will be dependent on our earnings, financial condition, cash requirements and availability, restrictions in our debt agreements, the provisions of Bermuda law and other factors. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	our earnings, financial condition and cash requirements;

•	restrictions in our credit facilities, Bond Agreement and other financing agreements;

•	the provisions of Bermuda law affecting the payment of dividends to shareholders;

•	the charter hire payments we obtain from our charters as well as the rates obtained from future charters;

•	our fleet expansion and associated uses of our cash as well as any financing requirements;

•	delays in the delivery of newbuildings and the commencement of payments under charters relating to those ships;

•	the level of our operating costs, such as the costs of crews and insurance, as well as the costs of repairs, maintenance or modifications of our ships;

•	the number of unscheduled off-hire days for our fleet as well as the timing of, and number of days required for, scheduled drydocking of our ships;

•	prevailing global and regional economic or political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

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

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to a foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $8.66 million as of December 31, 2013. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our cash flows and results of operations.

In addition, we are exposed to a market risk relating to fluctuations in interest rates because our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or LIBOR. Significant increases in LIBOR rates could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2013, we had 18 interest rate swaps in place with a notional amount of $937.61 million. For the 6 interest rate swaps that have been designated as cash flow hedging instruments, the changes in the fair value of the contracts are recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities. In addition, the changes in the fair value of the 12 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and affect compliance with the market value adjusted net worth covenants in our credit facilities.

In June 2013, we entered into three Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the Bond Agreement, in order to hedge the variability of the functional currency equivalent cash flows on the bond. As of December 31, 2013, the three CCSs had a notional amount of $83.21 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

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

The formation of a master limited partnership, or “MLP”, for purposes of the proposed MLP initial public offering may involve issuance of interests to third parties representing a substantial portion of our assets.

In February 2014, we made a confidential submission to the SEC of a draft registration statement on Form F-1 for an initial public offering of units in a MLP to be formed to own certain of our LNG carriers with multi-year charter contracts. If we complete the proposed MLP initial public offering, we would contribute certain of our ships or ship-owning subsidiaries to a master limited partnership on terms with which you may not agree or may believe are not in the best interests of the holders of our common shares. The master limited partnership would issue equity securities to public or private investors and apply the substantial part of the proceeds to reduce ship-related indebtedness. While any such transaction would reduce our overall indebtedness, it would also reduce our indirect percentage interest in the transferred ships (and ship-owning subsidiaries) and our rights to cash flows related to the transferred ships. There is no assurance that the proposed MLP initial public offering will be consummated. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

Risks Related to Our Common Shares

The price of our common shares may be volatile.

The price of our common shares may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organizations standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our shares or other securities;

•	investors’ perceptions of us and the LNG shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares despite our operating performance.

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

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

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

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our unit price may be more volatile. In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different than information provided by other public companies.

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

Entities controlled by members of the Livanos families are our principal shareholders and will control the outcome of most matters on which our shareholders are entitled to vote; their interests may be different from yours.

Entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own approximately 41.5% of our issued and outstanding common shares. As a result of shareholding, Mr. Livanos can effectively control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different from yours.

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

We do not currently qualify for this statutory tax exemption, and therefore we are subject to the 4% U.S. Federal income tax described above. We do not expect any resulting U.S. tax liability to be material or materially reduce the earnings available for distribution to our shareholders for the fiscal years ended December 31, 2013 and December 31, 2014. Changes to our business could change this expectation and in such circumstances we may attempt to qualify for the exemption from tax under Section 883. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

GasLog Ltd. was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries are primarily engaged in the ownership, operation and management of vessels in the LNG market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary.

Our company and its founders have a long history in shipping and in LNG carriers. Our largest shareholder is Ceres Shipping Ltd. or “Ceres Shipping”, whose founding family’s shipping activities commenced more than 100 years ago and who is currently controlled by our Chairman, Peter G. Livanos. The late Mr. George P. Livanos, father of our current Chairman, established the predecessor to Ceres Shipping. Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services, as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. Our members of senior management have an average of 27 years of shipping expertise. For a description of our historical and current capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

On April 4, 2012, we completed our initial public offering, or “IPO”, and our common shares began trading on the New York Stock Exchange on March 30, 2012 under the ticker symbol “GLOG”. On January 22, 2014, we completed a follow-on public offering and concurrent private placement of our common shares. We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number

33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last and current financial years.

B. Business Overview

Overview

We are a growth-oriented international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. After giving effect to the Pending Vessel Acquisition, our owned fleet will consist of 18 wholly-owned LNG carriers, including 11 ships on the water (two ships delivered in 2010, five ships delivered in 2013, one on-the-water ship acquired in 2013, and the three ships being acquired pursuant to the Pending Vessel Acquisition), and seven LNG carriers on order at one of the world’s leading LNG shipbuilder, Samsung Heavy Industries. After giving effect to the Pending Vessel Acquisition, we will manage and operate 20 LNG carriers, which include our 11 owned ships on the water, 8 ships owned or leased by BG Group, a leading participant in the global energy and natural gas markets, and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. After giving effect to the Pending Vessel Acquisition, 15 of our 18 owned ships including all our newbuildings are, or when delivered will be, high-specification LNG carriers equipped with modern tri- fuel diesel electric propulsion technology, or “TFDE”. We have multi-year time charter contracts for seven of the eight ships that have been delivered, five of our newbuildings on order and the three ships to be acquired under the Pending Vessel Acquisition. From December 31, 2013, these contracts are expected to provide total contracted revenue of $2.5 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase six additional LNG carriers from Samsung Heavy Industries that expire at the end of the first quarter of 2014. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group.

The total contract price for our seven newbuildings on order as of March 26, 2014, was approximately $1.39 billion, of which $129.14 million was paid as of March 26, 2014. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We have entered into one loan agreement with an aggregate undrawn amount of $435 million as of March 26, 2014 to finance a portion of the contract prices of three of our newbuildings on order. In January 2014, in connection with the Pending Vessel Acquisition, we obtained a commitment from Citibank, N.A., London Branch, or Citibank, for $325.5 million of debt financing with a two year maturity. The aggregate cost of the ships under the Pending Vessel Acquisition is $468 million, which will be financed by borrowings under the Citibank facility as well as proceeds from our January 2014 public offering and concurrent private placement.

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

Each of our 18 owned LNG carriers is designed with a capacity of between approximately 145,000 cbm and 174,000 cbm. We believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned fleet will be sister ships (in groups of ten, four and three ships), which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our seven contracted newbuildings in 2016 and after giving effect to the Pending Vessel Acquisition, our owned fleet will have an average age of 4 years, making it one of the youngest in the industry. By comparison, as of March 1, 2014, the average age for the global fleet including LNG carriers of all sizes is 10.8 years, according to Clarkson Research.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. As the sole technical manager of BG Group’s owned fleet of LNG carriers for over 12 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers, which is evidenced by our safety performance and the limited off-hire days of the 20 ships currently operating under our management.

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

Our Fleet

Owned Fleet

The following table presents information about our fleet as of March 26, 2014:

Vessel Name		Year Built	Year of Delivery	Cargo Capacity (cbm)	Propulsion	Charterer	Charter Expiration
1	GasLog Savannah	2010	2010	155,000	TFDE	BG Group	2015(1)
2	GasLog Singapore	2010	2010	155,000	TFDE	BG Group	2016(1)
3	GasLog Chelsea	2010	2013	153,600	TFDE	Spot Market	n/a
4	GasLog Shanghai	2013	2013	155,000	TFDE	BG Group	2018(1)
5	GasLog Santiago	2013	2013	155,000	TFDE	BG Group	2018(1)
6	GasLog Sydney	2013	2013	155,000	TFDE	BG Group	2019(1)
7	GasLog Skagen	2013	2013	155,000	TFDE	BG Group	2021(2)
8	GasLog Seattle	2013	2013	155,000	TFDE	Shell	2020(1)
9	Pending Vessel 1*	2006/7	2014	145,000	Steam	BG Group	2020(3)
10	Pending Vessel 2*	2006/7	2014	145,000	Steam	BG Group	2020(3)
11	Pending Vessel 3*	2006/7	2014	145,000	Steam	BG Group	2020(3)

*

Denotes ships to be acquired from BG Group pursuant to the Pending Vessel Acquisition. Currently, these ships are managed by the Company. Under the Pending Vessel Acquisition, BG Group will nominate three ships out of a group of six specified ships, all of which we currently manage for BG Group. See “—Recent Developments—Pending Vessel Acquisitions”.

(1)

Indicates the expiration of the initial term. The charterers have unilateral options to extend the term of the time charters for periods ranging from 30 months to 10 years, depending on the charter and whether all extension options under the charter are exercised.

(2)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(3)

Indicates the expiration of the initial term. The charterer will have unilateral options to extend the term of the time charters for two of the pending vessels for a period of either three or five years at its election.

Pending Vessel Acquisition

On January 15, 2014 we announced an agreement with Methane Services Limited, an affiliate of BG Group, to purchase three 145,000 cbm steam-powered LNG carriers, and to charter those ships back to BG Group for six-year initial terms. BG Group will have unilateral options to extend the term of the time charters for two of the ships for a period of either three or five years. The ships to be acquired will be nominated by BG Group from an agreed group of six sister ships built in 2006 and 2007. We supervised the construction of all six ships for BG Group and have provided technical management for the ships since delivery. The aggregate cost to GasLog for the ships is expected to be approximately $468 million. We estimate that upon their acquisition, these ships will generate approximately $426.3 million of incremental contracted revenue over their initial charter terms. In connection with the Pending Vessel Acquisition, GasLog obtained a commitment from Citibank for $325.5 million of debt financing with a two year maturity. We expect to use borrowings under the Citibank facility as well as proceeds from our January 2014 public offering and concurrent private placement to fund the purchase price for the Pending Vessel Acquisition. The closing of the transaction is subject to the satisfaction of certain conditions, including the completion of definitive documentation and necessary financing. We expect the transaction to close in the second quarter of 2014.

Proposed Master Limited Partnership Offering

In February 2014, we made a confidential submission to the SEC of a draft registration statement on Form F-1 for an initial public offering of units in a MLP to be formed to own certain of our LNG carriers with multi-year charter contracts. The proceeds of the proposed MLP initial public offering would principally be used to reduce indebtedness. Completion of the proposed MLP initial public offering is subject to further board authorization as well as completion of the SEC review process.

Newbuilds

Vessel Name		Scheduled Delivery(1)	Cargo Capacity (cbm)	Propulsion	Charterer	Charter Expiration
1	GasLog Newbuilding—SHI #2042	Q2 2014	155,000	TFDE	Shell	2021(2)
2	GasLog Newbuilding—SHI #2043	Q4 2014	155,000	TFDE	n/a	n/a
3	GasLog Newbuilding—SHI #2044	Q1 2015	155,000	TFDE	n/a	n/a
4	GasLog Newbuilding—SHI #2072	Q1 2016	174,000	TFDE	BG Group	2026(2)
5	GasLog Newbuilding—SHI #2073	Q2 2016	174,000	TFDE	BG Group	2026(2)
6	GasLog Newbuilding—SHI #2102	Q3 2016	174,000	TFDE	BG Group	2023(2)
7	GasLog Newbuilding—SHI #2103	Q4 2016	174,000	TFDE	BG Group	2023(2)

(1)	Expected delivery quarters are presented.

(2)

Indicates the expiration of the initial term. The charterers have unilateral options to extend the term of the time charters for periods ranging from 30 months to 10 years, depending on the charter and whether all extension options under the charter are exercised.

The Company also currently holds six options to purchase 174,000 cbm newbuildings from Samsung, each of which would be built against a very high specification. They all have scheduled delivery dates within 2017. Four of those options are at fixed prices and two are at prices to be mutually agreed. Currently, all six options will expire at the end of the first quarter, 2014.

The key characteristics of our owned fleet include the following:

•

each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world, and minimizes excess LNG boil-off;

•	all but one of our ships, including the newbuilds, are sister ships (in groups of ten, four and three ships);

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•	each of our ships is modern steam powered or tri-fuel diesel electric propulsion technology;

•	Bermuda is the flag state of each ship;

•

each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

upon delivery of the last of our seven contracted newbuildings in 2016, our owned fleet will have an average age of 4 years, making it one of the youngest in the industry, compared to a current average age of 10.8 years for the global LNG carrier fleet including LNG carriers of all sizes as of March 1, 2014 (as estimated by Clarkson Research).

In addition to our owned fleet, we have a 25% ownership interest in Egypt LNG Shipping Ltd., an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to a subsidiary of BG Group under a 20- year time charter, which is subject to extension for up to 10 years at BG Group’s option.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for 12 LNG carriers owned by third parties in addition to management of the eight LNG carriers currently operating in our owned fleet. We supervised the construction by Samsung Heavy Industries of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard.

The following table provides information about our managed ships:

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	GasLog Ownership	Ship Owner
1	Methane Julia Louise	2010	170,000	TFDE	—	BG Group
2	Methane Becki Anne	2010	170,000	TFDE	—	BG Group
3	Methane Patricia Camila	2010	170,000	TFDE	—	BG Group
4	Methane Mickie Harper	2010	170,000	TFDE	—	BG Group
5	Methane Kari Elin	2004	138,000	Steam	—	BG Group
6	Methane Rita Andrea(1)	2006	145,000	Steam	—	BG Group
7	Methane Jane Elizabeth(1)	2006	145,000	Steam	—	BG Group
8	Methane Lydon Volney(1)	2006	145,000	Steam	—	BG Group
9	Methane Shirley Elisabeth(1)	2007	145,000	Steam	—	BG Group
10	Methane Alison Victoria(1)	2007	145,000	Steam	—	BG Group
11	Methane Heather Sally(1)	2007	145,000	Steam	—	BG Group
12	Methane Nile Eagle(2)	2007	145,000	Steam	25%	Egypt LNG(2)

(1)	Denotes LNG carriers in the pool of six ships from which BG Group will nominate three for the Pending Vessel Acquisition.

(2)

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

We have entered into three master time charters with a subsidiary of BG Group that establish the general terms under which the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen are, and the four newbuildings identified by hull numbers 2072, 2073, 2102 and 2103 will be, chartered to BG Group. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter. For the three vessels to be acquired under the Pending Vessel Acquisition we will enter into separate time charters for each vessel.

We have entered into maiden voyage time charter agreements and time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the newbuilding identified by hull number 2042 will be chartered to Shell.

Since delivery to GasLog, the GasLog Chelsea has been trading in the LNG shipping spot market. In 2013 the vessel completed two short term time charters.

The following discussion describes the material terms of the time charters for our owned ships.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen began upon delivery of the ships and will terminate in 2015, 2016, 2018, 2018, 2019 and 2021, respectively. The charter for the GasLog Skagen provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months. BG Group has options to extend the terms of the charters as follows: for the GasLog Savannah and the GasLog Singapore for up to 7.5 years; for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, for up to 8 years; for the GasLog Skagen for up to 10 years (on the seasonal charter basis); in each case at specified hire rates.

Our time charters for the four newbuildings that will be chartered to BG Group will begin upon the delivery of each ship, which is scheduled for various dates in 2016. The initial charter terms for the ships will terminate for two ships in 2026 and for two ships in 2023. BG Group has options to extend terms of the charters for Hulls No. 2072 and No. 2073 for up to 5 years and Hulls No. 2102 and No. 2103 for up to 8 years, all at specified hire rates.

The initial term of the time charter for the GasLog Seattle began, and for Hull No. 2042 will begin, upon delivery of the ship following an initial period during which the ships will operate under a maiden voyage time charter, the purpose of which is to facilitate completion by Shell of an operational discharge inspection of the ship. Hull No. 2042 is scheduled for delivery in 2014. The time charters for the GasLog Seattle and Hull No. 2042 will terminate in 2020 and 2021, respectively. In each case, Shell has options to extend the charter terms for up to 10 years at specified hire rates.

The initial term of the time charters for the three vessels to be acquired under the Pending Vessel Acquisition will begin upon delivery to GasLog and will terminate in 2020. BG Group will have options to extend the term of the time charters for two of the ships for an additional period of either three or five years beyond 2020.

The terms and period for fixtures of the GasLog Chelsea vary from charter to charter, as is the nature of trading in the spot market. Commencing in mid-2014, the vessel will be fixed for an initial 7 month term with options for further extension.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options (if any), or upon earlier termination of the charter (as described below). Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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

•

Under the second method, the hire rate includes only one component that is a fixed daily amount that will either remain the same or increase by a specified amount during any option period as compared to the firm period.

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

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), drydocking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems. We have obtained loss of hire insurance to protect us against loss of income as a result of a ship being off-hire. See “—Risk of Loss, Insurance and Risk Management—Loss of Hire Insurance”.

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

Termination and Cancellation

Under our time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

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

Shipbuilding Contracts

We have entered into shipbuilding contracts with Samsung Heavy Industries in respect of each of our seven newbuildings, which have an aggregate contract price of approximately $1.39 billion. As of March 26, 2014, the outstanding balance of $1.26 billion in the aggregate was payable under each contract in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2013, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2013(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	$376,950
Amounts due in one to three years	897,856
Amounts due in three to five years	—

Total	$1,274,806

(1)	Amounts do not reflect an installment of $9.96 million paid in 2014.

The shipbuilding contracts provide for the seven newbuildings to be delivered and ready for immediate operation on various dates in 2014 through 2016. The shipbuilding contracts require Samsung Heavy Industries to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

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

In addition to our newbuildings on order, we have options with Samsung Heavy Industries to order six additional LNG carriers. The option contracts expire at the end of the first quarter of 2014. We have not yet decided whether we will exercise the options.

Ship Management Services and Construction Supervision

Management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned fleet, through GasLog LNG Services we provide technical ship management services for a fleet of 12 ships, which consists of 11 ships we manage on behalf of BG Group (three of which will be acquired under the Pending Vessel Acquisition) and the Methane Nile Eagle, a ship in which we have a 25% ownership interest. During the year ended December 31, 2013, ship management services provided to external customers accounted for approximately 7.52% of our consolidated revenues.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through GasLog Chelsea we operate in the spot market that covers short-term charters of one year or less.

Although we believe that we are one of the few independent owners that focus on newly-built, technically advanced LNG carriers and provide in-house technical management of the fleet, other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. There are other ship owners and managers who may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing on charter contracts with initial terms of five to ten years, as well as the scale of our technical ship management operations, differentiates us to some extent from other independent owners.

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

Crewing and Employees

As of December 31, 2013 we had 103 full-time employees and 23 contractors and outsourced employees, all of whom are based in our offices in Piraeus, Greece, Monaco, or the newbuildings site at Samsung Heavy Industries in South Korea. In addition to our shoreside employees and sub- contractors, we had approximately 1,037 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2013, our retention rate was 93.0% for senior officers, 96.0% for other officers and 96.7% for shore staff.

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

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All but one of our delivered ships is certified by the American Bureau of Shipping, or “ABS”; the other delivered ship is certified by the Det Norske Veritas. Each ship has been awarded ISM certification and is currently “in class”. Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

The following table lists the dates by which we expect to carry out the initial drydockings and special surveys for our owned fleet:

Ship Name	Drydocking and Special Survey
GasLog Savannah	2015
GasLog Singapore	2015
GasLog Chelsea	2015
GasLog Shanghai	2018
GasLog Santiago	2018
GasLog Sydney	2018
GasLog Skagen	2018
GasLog Seattle	2018
Pending Vessel #1	2015/2016
Pending Vessel #2	2015/2016
Pending Vessel #3	2015/2016
Hull No. 2042	2019
Hull No. 2043	2019
Hull No. 2044	2020
Hull No. 2072	2021
Hull No. 2073	2021
Hull No. 2102	2021
Hull No. 2103	2021

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

Loss of Hire Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship.

Additionally, we buy piracy loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

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

Our protection and indemnity insurance covering our owned ships is provided by P&I associations that are members of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

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

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our delivered ships have received, and each of our seven newbuildings on order is expected to receive, an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code”, promulgated by the IMO, requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. Through GasLog LNG Services, we have developed a safety management system for our ships that meets these requirements.

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

OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of all of our delivered ships and intend to receive such certificates in the future for each of our ships required to have them.

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

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP to replace the existing VGP, which expired in December 2013. The new VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water expressed as the maximum concentration of living organisms in ballast water. The new VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. water. We have submitted NOIs for all of our delivered ships and intend to submit NOIs for our ships in the future where required and do not believe that the costs associated with obtaining and complying with the VGP will have a significant impact on our operations.

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

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS” became effective. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, a sufficient number of countries have not adopted this convention for it to enter into force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. While we believe that our delivered ships comply with existing requirements, if new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, could cause us to incur additional compliance costs. To meet the requirements, we have an agreement with ABS for the development of a Company Energy Efficiency Management Plan and the Ship-specific Energy Efficiency Management Plan based on certain documents issued by the IMO. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

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

C. Organizational Structure

GasLog Ltd. is a holding company incorporated in Bermuda. As of March 26, 2014, it has 27 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda and the Marshall Islands (22 as of December 31, 2013). Of our subsidiaries, 18 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels or acquire secondhand vessels. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We occupy office space at 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a lease agreement between our subsidiary, GasLog Monaco S.A.M., and a third-party property owner. We also occupy office space at 69 Akti Miaouli, Piraeus, GR 185 37, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping, and at

14 Headfort Place, London SWIX 7DH, United Kingdom, which we lease from Unisea Maritime Limited, an entity owned by our Chairman. The lease agreement is disclosed and filed with the Greek authorities, and has been entered into on market rates.

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

Overview

We are a growth-oriented international owner, operator and manager of LNG carriers. Our owned fleet consists of 18 wholly owned LNG carriers, including two ships delivered to us in 2010, five ships delivered to us in 2013, one on-the-water ship acquired in 2013, the three ships that will be acquired under the Pending Vessel Acquisition and seven LNG carriers on order. We currently manage and operate 20 LNG carriers including the ships under the Pending Vessel Acquisition, and we are supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for seven of the ships already delivered to us, five of our seven newbuildings on order and the three ships under the Pending Vessel Acquisition. From December 31, 2013 these contracts are expected to provide total contracted revenue of $2.5 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase six additional LNG carriers from Samsung Heavy Industries that expire in the end of the first quarter of 2014, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this annual report does not include our ownership interest in the Methane Nile Eagle.

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

Six of our owned ships, the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen have been chartered to BG Group since their delivery from the shipyard under multi-year time charters. The GasLog Seattle has been chartered to Shell since its delivery from the shipyard under multi-year time charter. We have entered into fixed time charter agreements with BG Group and Shell pursuant to which five of our newbuildings and the three ships to be acquired from under the Pending Vessel Acquisition will be chartered to BG Group upon delivery and one of our newbuildings will be chartered to Shell upon delivery. The GasLog Chelsea has been operating in the spot market since its delivery.

Our vessel management segment, the operations of which are carried out through our wholly owned subsidiary GasLog LNG Services, generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, for our owned fleet as well as the ships in our managed fleet. Under the vessel management segment, we also record revenues for commercial management services that are invoiced by GasLog Ltd. to our own fleet in accordance with the relevant commercial management agreements. These revenues are eliminated in the consolidation of our accounts.

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

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

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

Principal Components of Revenues and Expenses

Revenues

Vessel Ownership

Our vessel ownership revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship’s operating costs, we may be entitled to receive additional revenues under those charters. Under our other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant cost increases. See “Item 4. Information on the Company—B. Business Overview—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

Our LNG carriers are employed through time charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2013 for the 12 ships in our owned fleet for which we had secured time charters, including the contracts for five of our newbuildings on order. Other than the assumptions reflected in the footnotes below, including our assumption that the newbuildings are delivered on schedule, the table below does not reflect events occurring after December 31, 2013 including the charter party agreements for the three ships to be acquired under the Pending Vessel Acquisition. The table below reflects only our contracted charter revenues for the 12 ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts, revenues from GasLog Chelsea related to contracts signed after December 31, 2013, contracted revenues for the three ships to be acquired under the Pending Vessel Acquisition or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order, the GasLog Chelsea, any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this annual report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2013(8)(9)

	On and after December 31,
	2014	2015	2016	2017	2018-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$209.44	$210.41	$246.93	$280.20	$1,128.60	$2,075.58
Total contracted days(1)	2,755	2,768	3,141	3,497	13,756	25,917
Total available days(6)	3,106	3,867	4,697	5,475	50,126	67,271
Total unfixed days(7)	351	1,099	1,556	1,978	36,370	41,354
Percentage of total contracted days/total available days for the ten ships(1)	88.70%	71.58%	66.87%	63.87%	27.44%	38.53%

(1)

Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010, the five LNG carriers delivered to us in 2013 and the five LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.

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

(7)

Represents available days for the two newbuildings on order and the GasLog Chelsea for which the charter party expired on January 15, 2014 plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters). Does not reflect the short-term charter party agreements for the GasLog Chelsea signed after December 31, 2013.

(8)

Does not reflect the three ships that will be acquired under the Pending Vessel Acquisition pursuant to the agreement signed on January 15, 2014 based on which each ship will be chartered to BG for a six-year initial terms. These contracts, for their firm duration, will contribute additional revenue of $426.3 million and 6,483 additional contracted days from the date of ships delivery until 2020.

(9)

Does not reflect two short-term contracts of GasLog Chelsea that were signed after December 31, 2013. These contracts, for their firm duration, will contribute additional revenue of $21.92 million and 250 additional contracted days.

Vessel Management

The revenues of GasLog LNG Services, our wholly owned subsidiary, are driven primarily by the number of ships operating under our technical management and the amount of the fees we earn for each of these ships as well as the amount of fees that we earn for plan approval and construction supervision of newbuilding LNG carriers. In addition to revenues from external customers, GasLog LNG Services receives revenues for technical management, plan approval and construction supervision services provided to our owned fleet. These revenues are eliminated in the consolidation of our accounts. Under the vessel management segment, we also record revenues for commercial management services that are invoiced by GasLog Ltd. to our own fleet in accordance with the relevant commercial management agreements. These revenues are also eliminated in the consolidation of our accounts.

Revenue from ship management and ship construction project supervision contracts is recognized in the statement of profit or loss when earned and when it is probable that future economic benefits will flow to us and such benefits can be measured reliably.

Vessel Operating and Supervision Costs

Vessel Ownership

Vessel operating and supervision costs of our owned fleet consist of two components: voyage expenses and ship operating expenses. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions, which we have historically paid to unaffiliated ship brokers based on a flat fee per ship. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

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

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our existing credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings. For a description of our credit facilities, including our loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

Interest expense and the amortization of loan issuance costs that relate directly to a specific loan to finance an LNG carrier under construction and are incurred during the construction period are capitalized as part of the cost of the ship. Otherwise, interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Swaps

Any gain or loss derived from the fair value of the swaps at their inception, the ineffective portion of changes in the fair value of the swaps that cannot be recognized in other comprehensive income and net interest settled, the movement in the fair value of the swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the swaps that hedge accounting was discontinued are presented as gain or loss on swaps in our consolidated statements of profit or loss.

Share of Profit of Associate

The share of profit of associate consists of our share of profits from our 25% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle. Our share of the profits or losses arising out of our interest in Egypt LNG is reported in our vessel ownership segment.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year ended December 31, 2013
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of profit or loss by segment
Revenues from external customers	$145,409	$11,831	$—	$—	$157,240
Inter-segment revenues	—	9,233	—	(9,233)	—

Total revenues	145,409	21,064	—	(9,233)	157,240

Vessel operating and supervision costs	(32,418)	(8,390)	—	5,889	(34,919)
Depreciation of fixed assets	(28,822)	(338)	(162)	—	(29,322)
General and administrative expenses	(2,172)	(7,730)	(13,064)	1,370	(21,597)

Profit/(loss) from operations	81,997	4,604	(13,226)	(1,974)	71,402

Financial costs	(24,339)	(48)	(3,464)	—	(27,851)
Financial income	73	—	337	—	411
Gain on swaps	11,498	—	—	—	11,498
Share of profit of associate	1,470	—	—	—	1,470

Profit/(loss) for the year	$70,699	$4,557	$(16,353)	$(1,974)	$56,929

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2012(1)
	Vessel Ownership	Vessel Management	Unallocated(2)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of profit or loss by segment
Revenues from external customers	$56,281	$12,261	$—	$—	$68,542
Inter-segment revenues	—	4,833	—	(4,833)	—

Total revenues	56,281	17,094	—	(4,833)	68,542

Vessel operating and supervision costs	(10,778)	(7,769)	—	3,901	(14,646)
Depreciation of fixed assets	(12,617)	(313)	(135)	—	(13,065)
General and administrative expenses	(146)	(7,755)	(12,480)	—	(20,380)

Profit/(loss) from operations	32,740	1,257	(12,614)	(932)	20,451

Financial costs	(11,593)	(55)	(21)	—	(11,670)
Financial income	136	—	1,038	—	1,174
Loss on swaps	(6,783)	—	—	—	(6,783)
Share of profit of associate	1,078	—	—	—	1,078

Profit/(loss) for the year	$15,578	$1,202	$(11,598)	$(932)	$4,250

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Refer to Note 2 of the consolidated financial statements).

(2)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

During the year ended December 31, 2013, we had an average of 5.0 ships operating in our owned fleet, an average of 16.9 ships operating under our technical management (including our 5.0 owned ships) and an average of 4.2 owned ships under construction supervision. During the year ended December 31, 2012, we had an average of 2.0 ships operating in our owned fleet, an average of 14.0 ships operating under our technical management (including our 2.0 owned ships) and an average of 4.6 owned ships under construction supervision.

Revenues:

Consolidated revenues increased by 129.41%, or $88.70 million, to $157.24 million during the year ended December 31, 2013, from $68.54 million during the year ended December 31, 2012. The increase is attributable to an increase in revenues in the vessel ownership segment of $89.13 million, partially offset by a decrease in revenues in the vessel management segment from external customers of $0.43 million.

Vessel ownership segment: In our vessel ownership segment, revenues increased by 158.37%, or $89.13 million, to $145.41 million during the year ended December 31, 2013, from $56.28 million during the year ended December 31, 2012. The increase is due to the delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2103 and December 9, 2013, respectively and the commencement of their charter party agreements.

Vessel management segment: Revenues of GasLog LNG Services increased by 23.23%, or $3.97 million, to $21.06 million, from $17.09 million, of which $11.83 million and $12.26 million was from external customers, during the years ended December 31, 2013 and 2012, respectively. The increase of $4.40 million in inter-segment revenues is mainly attributable to a $2.28 million increase in management fees and other services provided to the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, and the GasLog Seattle, $1.37 million from the commercial management fees in accordance with the commercial management agreements signed in 2013 and $0.78 million increase in revenues from newbuilding supervision. Revenues from newbuilding supervision, management fees and other services provided to our vessel ownership segment are eliminated in the consolidation of Group revenues. The newbuilding supervision program will be effective until all of our Group newbuildings are delivered. The decrease in revenue from external customers of $0.43 million is attributable to a decrease in the performance bonus we received from BG Group for the management of its ships of $0.25 million and a decrease of $0.18 million in revenues earned from all other services provided to external customers.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 138.36%, or $20.27 million, to $34.92 million during the year ended December 31, 2013, from $14.65 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $21.64 million in vessel operating expenses in the vessel ownership segment.

Vessel ownership segment: Vessel operating costs in the segment increased by 200.74% or $21.64 million, to $32.42 million during the year ended December 31, 2013, from $10.78 million during the year ended December 31, 2012, primarily due to operating expenses of the six vessels delivered in 2013 and increased technical maintenance expenses due to the planned underwater inspections and maintenance of the main engines for the two vessels delivered in 2010.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 7.98%, or $0.62 million, to $8.39 million during the year ended December 31, 2013, from $7.77 million during the year ended December 31, 2012, due to new employees hired in order to fulfill new requirements from our existing customers.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 5.99%, or $1.22 million, to $21.60 million during the year ended December 31, 2013, from $20.38 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $2.02 million in vessel ownership segment, an increase of $0.58 million in unallocated segment, partially offset by a decrease of $0.03 million in vessel management.

Vessel ownership segment: General and administrative expenses in the segment increased by $2.02 million, to $2.17 million during the year ended December 31, 2013, from $0.15 million during the year ended December 31, 2012. The increase in general and administrative expenses is mainly attributable to the six vessels delivered in 2013 and the commercial management fee of $1.37 million that is eliminated on a Group basis.

Vessel management segment: General and administrative expenses in the segment decreased slightly by 0.39%, or $0.03 million, to $7.73 million during the year ended December 31, 2013, from $7.76 million during the year ended December 31, 2012.

Unallocated: Unallocated general and administrative expenses increased by 4.65%, or $0.58 million, to $13.06 million during the year ended December 31, 2013, from $12.48 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $1.78 million in personnel costs due to an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth, an increase of $0.88 million in legal and professional services, partially offset by a decrease of $1.87 million in equity-settled compensation expense attributable to the segment because the old plan fully vested upon completion of our IPO in April 2012 while the amortization for the 2013 plan started on April 29, 2013 and a decrease of $0.21 million in all other expenses.

Financial Costs:

Consolidated financial costs increased by 138.65%, or $16.18 million, to $27.85 million during the year ended December 31, 2013, from $11.67 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $12.75 million in the vessel ownership segment and an increase of $3.44 million in the unallocated segment.

Vessel ownership segment: Financial costs in the segment increased by 110.01%, or $12.75 million, to $24.34 million during the year ended December 31, 2013, from $11.59 million during the year ended December 31, 2012, as a result of the interest expense on outstanding indebtedness. During the year ended December 31, 2013, we had an average of $673.29 million of outstanding indebtedness with a weighted average interest rate of 2.99% and during the year ended December 31, 2012, we had an average of $269.10 million of outstanding indebtedness with a weighted average interest rate of 3.94%. The weighted average interest does not include the interest for swaps that do not qualify for hedge accounting since the interest for such swaps is classified under Gain/(loss) on swaps.

Unallocated: Financial costs in the segment increased by $3.44 million, to $3.46 million for the year ended December 31, 2013, from $0.02 million for the year ended December 31, 2012. The increase is mainly related to the interest expense for the bond issued on June 27, 2013.

Financial Income:

Consolidated financial income decreased by 64.96%, or $0.76 million to $0.41 million for the year ended December 31, 2013, from $1.17 million during the year ended December 31, 2012. The decrease is mainly attributable to decreased interest income from our decreased average fixed time deposits.

Gain/(loss)on Swaps:

Consolidated gain on swaps increased by $18.28 million to $11.50 million during the year ended December 31, 2013, from $6.78 million loss during the year ended December 31, 2012. The increase is attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, gain on swaps increased by $18.28 million to $11.50 million during the year ended December 31, 2013, from $6.78 million loss during the year ended December 31, 2012. The increase is attributable to an increase of $24.01 million in unrealized loss on interest rate swaps, partially offset by the $5.73 million realized loss on interest rate held for trading. Unrealized gain on swaps, net increased by 354.13% or $24.01 million, to $17.23 million gain during the year ended December 31, 2013, from $6.78 million loss during the year ended December 31, 2012. The increase is mainly attributable to a $24.45 million increase in gain from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss at inception and our interest rate swaps for which hedge accounting was discontinued during 2013, a decrease of $1.74 million in loss recognized at inception of the interest swaps, partially offset by a $2.29 million that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued.

Share of Profit of Associate:

Our consolidated share of profits from our interest in Egypt LNG increased by 36.11%, or $0.39 million, to $1.47 million during the year ended December 31, 2013, from $1.08 million during the year ended December 31, 2012, mainly because of the scheduled drydocking in 2012, which resulted in lower revenues associated with the off-hire days and increased repairs and maintenance normally undertaken during the drydocking period.

Profit for the Year:

Consolidated profit increased by $52.68 million, to $56.93 million for the year ended December 31, 2013, from $4.25 million for the year ended December 31, 2012 as a result of the aforementioned factors.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year ended December 31, 2012(1)
	Vessel Ownership	Vessel Management	Unallocated(2)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of profit or loss by segment
Revenues from external customers	$56,281	$12,261	$—	$—	$68,542
Inter-segment revenues	—	4,833	—	(4,833)	—

Total revenues	56,281	17,094	—	(4,833)	68,542

Vessel operating and supervision costs	(10,778)	(7,769)	—	3,901	(14,646)
Depreciation of fixed assets	(12,617)	(313)	(135)	—	(13,065)
General and administrative expenses	(146)	(7,755)	(12,480)	—	(20,380)

Profit/(loss) from operations	32,740	1,257	(12,614)	(932)	20,451

Financial costs	(11,593)	(55)	(21)	—	(11,670)
Financial income	136	—	1,038	—	1,174
Loss on swaps	(6,783)	—	—	—	(6,783)
Share of profit of associate	1,078	—	—	—	1,078

Profit/(loss) for the year	$15,578	$1,202	$(11,598)	$(932)	$4,250

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Refer to Note 2 of the consolidated financial statements).

(2)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2011
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of profit or loss by segment
Revenues from external customers	$55,756	$10,714	$—	$—	$66,471
Inter-segment revenues	—	2,578	—	(2,578)	—

Total revenues	55,756	13,292	—	(2,578)	66,471

Vessel operating and supervision costs	(10,100)	(4,693)	—	1,846	(12,946)
Depreciation of fixed assets	(12,612)	(149)	(66)	—	(12,827)
General and administrative expenses	(1,142)	(6,050)	(9,610)	805	(15,997)

Profit/(loss) from operations	31,903	2,401	(9,676)	73	24,701

Financial costs	(9,573)	(47)	(12)	—	(9,631)
Financial income	34	8	—	—	42
Loss on swaps	(2,725)	—	—	—	(2,725)
Share of profit of associate	1,312	—	—	—	1,312
Gain on disposal of subsidiaries	—	—	25	—	25

Profit/(loss) for the year	$20,950	$2,363	$(9,663)	$73	$13,723

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

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

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 27.38%, or $4.38 million, to $20.38 million during the year ended December 31, 2012, from $16.00 million during the year ended December 31, 2011. The increase is mainly attributable to an increase of $2.87 million in unallocated segment and an increase of $1.70 million in vessel management, partially offset by a decrease of $0.99 million in vessel ownership segment.

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

Vessel management segment: General and administrative expenses in the segment increased by 28.26%, or $1.71 million, to $7.76 million during the year ended December 31, 2012, from $6.05 million during the year ended December 31, 2011. The increase in general and administrative expenses is attributable to an increase of $1.30 million in training and familiarization costs for the seamen that will join the newbuildings upon delivery, an increase of $0.16 million in legal and professional fees, an increase of $0.10 million in office expenses and an increase of $0.15 million in other general and administrative expenses during the year ended December 31, 2012 compared to the year ended December 31, 2011.

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

Loss on Swaps:

Consolidated loss on interest rate swaps, net increased by $4.05 million to $6.78 million during the year ended December 31, 2012, from $2.73 million during the year ended December 31, 2011. The increase is attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, loss on interest rate swaps increased by $4.05 million to $6.78 million during the year ended December 31, 2012, from $2.73 million during the year ended December 31, 2011. The increase is attributable to a $4.62 million loss from the mark-to-market valuation of six interest rate swaps signed in 2012 and carried at fair value through profit and loss, partially offset by the decrease of $0.17 million in loss relating to the ineffective portion of the changes in the fair value of the interest rate swaps designated as cash flow hedging instruments and a $0.40 million decrease in loss recognized at the inception of the interest swaps signed in 2012 and designated as cash flow hedging instruments.

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

Profit for the Year:

Consolidated profit decreased by 69.02%, or $9.47 million, to $4.25 million for the year ended December 31, 2012, from $13.72 million for the year ended December 31, 2011 as a result of the aforementioned factors.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG Group. For the year ended December 31, 2013, we received 90.7% of our revenues from BG Group, 0.5% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 1.3% of our revenues from Shell, 6.9% of our revenues from various charterers in the spot market and 0.6%

from another customer. For the year ended December 31, 2012, we received 97.4% of our revenues from BG Group, 1.2% of our revenues from Egypt LNG and 1.4% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. In the future, seasonality may impact the revenues of our ships operating under spot or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

B. Liquidity and Capital Resources

As of December 31, 2013, GasLog has financed its capital requirements with contributions from its shareholders, proceeds from our IPO, operating cash flows and long-term bank borrowings. Our primary short-term liquidity needs are to fund our ship operating expenses, finance the purchase and construction of our newbuildings and secondhand ships and service our existing debt. Our long-term liquidity needs primarily relate to debt repayment and scheduled installment payments to the shipyard in respect of newbuilds due to be delivered. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under our loan agreements, along with any borrowings under new credit facilities or proceeds of equity financings that we may pursue from time to time. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future financing on terms acceptable to us.

On January 22, 2014, we completed a follow-on public equity offering of 10,925,000 common shares and a concurrent private placement of 2,317,460 common shares at a price of $15.75 per share. The net proceeds from the public offering and the private placement, after deducting underwriting discounts and other offering expenses, were approximately $199.4 million. As of March 26, 2014, we had available $350.4 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 8% held in euros as of December 31, 2013. On June 21, 2013, we entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the Bond Agreement and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 21 to our audited consolidated financial statements included elsewhere in this annual report for details on our swap arrangements.

In 2012, the Company adopted what it considers to be conservative risk management policies to be used as a guideline in managing risks arising from our business and treasury activities. The Treasury Policies and Procedures aim to ensure that: responsibilities for treasury activities are delegated appropriately; treasury risks are identified, quantified and actively managed in a timely manner; and treasury transactions are properly authorized, controlled, reported and monitored.

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

As of December 31, 2013, we had $103.80 million of cash and cash equivalents, of which $3.09 million was held in a retention account in connection with the next installment and interest payment due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd., $28.78 million was held in time deposits and $8.15 million was held in ship management client accounts. Moreover, as of December 31, 2013, we had $4.50 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. The funds in the ship management client accounts were held on behalf of customers of our vessel management segment to cover operating expenses of customer-owned ships operating under our management.

As of December 31, 2013, we had an aggregate of $1.06 billion of indebtedness outstanding under six credit agreements, of which $104.75 million is repayable within one year, which includes $39.49 million under the revolving credit facility, and we had $82.23 million outstanding under our bond that is payable in June 2018.

As of December 31, 2013 there is an undrawn amount of $10.51 million from the revolving facility of GAS-two Ltd. from which $2.68 million was drawn in January 2014 and the balance is available to be drawn under certain conditions. In addition, there is one loan facility with an aggregate undrawn amount of $435 million available that will be used to finance a portion of the contract prices of three of our newbuildings up on their deliveries. For more details, see “—Capital Expenditures”.

The total contract price for our seven newbuildings on order as of December 31, 2013, was approximately $1.39 billion, of which $119.17 million was paid as of December 31, 2013. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the seven newbuildings on various dates in 2014, 2015 and 2016. As noted above, as of December 31, 2013, we had one unused loan facility available to us aggregating $435 million to finance a portion of the contract prices for three newbuildings. The balance of the total contract price will be funded by available cash, cash from operations and new financings. We also have options to acquire up to six additional newbuilding LNG carriers that expire in the end of the first quarter of 2014. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

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

As of December 31, 2013, our current assets totaled $126.23 million while current liabilities totaled $158.83 million, resulting in a negative working capital position of $32.6 million. Current liabilities include an amount of $39.49 million being the outstanding revolving facility (refer to Credit Facilities below) that will be extended to future periods on its due date.

Cash Flows

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2013	2012
	(in thousands of U.S. dollars)
Net cash from operating activities	$86,745	$24,918
Net cash used in investing activities	(935,516)	(212,621)
Net cash from financing activities	840,481	278,811

The net cash movements during the year ended December 31, 2013, differ significantly from those of the year ended December 31, 2012, in line with the Company’s growth and fleet expansion.

Net Cash From Operating Activities

Net cash from operating activities increased by $61.83 million, to $86.75 million in the year ended December 31, 2013, from $24.92 million during the year ended December 31, 2012. The increase was due to an increase of $93.78 million in revenue collections, favorable changes in cash from ship management creditors amounting to $7.55 million and a decrease of $4.71 million in security collaterals, partially offset by an increase of $28.04 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $10.45 million in cash paid for interest and $5.73 million in realized losses on interest rate swaps held for trading.

Net Cash Used In Investing Activities

Net cash used in investing activities increased by $722.90 million, to $935.52 million in the year ended December 31, 2013, from $212.62 million in the year ended December 31, 2012. The increase is mainly attributable to a $928.46 million increase in payments for the construction costs of newbuildings and the acquisition of the second hand vessel, a decrease of $0.46 million in interest income received partially offset by a $1.08 million decrease in payments for other tangible assets, the net decrease in short-term investments of $203.90 million, an increase of $0.69 million of dividends we received from Egypt LNG and $0.36 million we received from Egypt LNG as a return of capital.

Net Cash From Financing Activities

Net cash from financing activities increased by $561.67 million, to $840.48 million in the year ended December 31, 2013, from $278.81 million in the year ended December 31, 2012. The increase is mainly attributable to $1,026.20 million drawn from our bank loan facilities and the bond (2012: nil) and a decrease of $1.44 million in payment of loan issuance costs, partially offset by an increase of $21.37 million in dividend payments and an increase of $115.19 million in bank loan repayments. The cash from financing activities in the year ended December 31, 2012 was further affected by the net IPO proceeds of $310.74 million and the capital contributions received from our pre-IPO shareholders of $18.66 million (2013: nil).

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

Credit Facilities

The following summarizes certain terms of the six facilities as outstanding facilities as of December 31, 2013:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2013
Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$136.15 million	LIBOR + applicable margin	2020	26 consecutive quarterly installments in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2013
DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ)	GAS-two Ltd. (GasLog Singapore)	Term loan: $105.00 million Revolving facility: $39.49 million	LIBOR + applicable margin	2018

Term loan: 18 consecutive quarterly installments in the amount of $2.50 million each, plus a balloon payment in the amount of $60.00 million due in May 2018
Revolving facility: It is available for drawing on a fully revolving basis in minimum amounts of $5,000,000 until three months prior to the maturity date in May 2018. Total revolving facility of $50.00 million

DNB Bank ASA, London Branch, and the Export-Import Bank of Korea	GAS-three Ltd. (GasLog Shanghai) and GAS-four Ltd. (GasLog Santiago)	$260.47 million	LIBOR + applicable margin	2025

45 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have an option giving them the right to request full repayment in 2018

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc., Greece Branch	GAS-five Ltd. (GasLog Sydney) and GAS-six Ltd. (GasLog Skagen)	$270.89 million	LIBOR + applicable margin	2019	22 and 23 consecutive quarterly installments of $2.04 million under each tranche with two balloon payments of $89.62 million each due under each tranche concurrently with the last installments in 2019

Credit Suisse AG	GAS-seven Ltd. (GasLog Seattle)	$144.00 million	LIBOR + applicable margin	2020	28 consecutive quarterly installments of $2 million, with a balloon payment of $88 million due with the last installment in 2020

Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.	GAS-fifteen Ltd. (GasLog Chelsea)	$100.00 million	LIBOR + applicable margin	2018	10 semi-annual installments of $3.34 million, with a balloon payment of $66.65 million due with the last installment in 2018

In addition, through our subsidiaries, we have entered into one loan agreement in connection with the financing of a portion of the contract prices of three contracted newbuildings. Borrowings under this facility will be drawn upon delivery of the ships, which is scheduled for various dates between 2014 and 2015, and will be secured by mortgages on the relevant ships. The following summarizes certain terms of the facilities as of December 31, 2013:

Lender(s)	Subsidiary Party (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installments Schedule
DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. (Hull Numbers 2042, 2043 and 2044)	Up to $435 million	Q2 2014, Q4 2014 and Q1 2015	LIBOR + applicable margin	2021 (first tranche) and 2022 (second and third tranches)

28 consecutive quarterly installments of $1.99 million, $2.03 million and $2.03 million, respectively, under each tranche, with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche

In January 2014, in connection with the acquisition of the three ships under the Pending Vessel Acquisition, GasLog obtained a commitment from Citibank for $325.5 million of debt financing with a two year maturity.

Our credit facilities are secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•	guarantees from us and our subsidiary GasLog Carriers Ltd.;

•	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and

•	for certain of our facilities, a first priority assignment of all earnings and insurances related to the ship owned by the respective borrower.

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

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 75%;

•	beginning December 31, 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	beginning December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million after the first drawdown;

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	our market value adjusted net worth must at all times exceed $350 million.

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full, or to allow our largest shareholders to reduce their shareholding in us below specified thresholds.

The loan agreement we entered into in March 2012 for a $272.5 million credit facility provides that the lenders thereunder will have an option that gives them the right to request repayment of the facility in full on the fifth anniversary of the delivery of the GasLog Shanghai, which was delivered in January 2013.

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

Senior Unsecured Notes

On June 27, 2013, we issued a NOK 500 million (or $83.21 million based on the exchange rate on June 27, 2013) bond that will mature on June 27, 2018. The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the Bond, net of unamortized financing costs, as of December 31, 2013 is $79.78 million. We may redeem the Bond in whole or in part as follows: (a) with settlement date at any time from June 27, 2016 to but not included June 27, 2017 at 105.00% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

As issuer of the Bond we are required to comply with the financial covenants listed below:

•	total indebtedness divided by total capitalization must not exceed 75%;

•	beginning December 31, 2013, the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	beginning December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000 after the first drawdown; and

•	the Group’s market value adjusted net worth must at all times exceed $350,000,000.

In addition we are not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to total return swaps related to shares in the issuer), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to its shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any un-utilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, for the years 2013 and 2014, the issuer may make Distributions up to a maximum of 60 cents per share per annum subject to the issuer, immediately after such distributions, maintaining consolidated free liquidity of not less than (i) $20,000,000 and (ii) 4% of total indebtedness. Any net profit of a Group company related to sale of assets shall in any event not form a basis for any Distributions.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers and in 2013 we took delivery of six LNG carriers and acquired a second-hand vessel. During the years ended December 31, 2013, 2012 and 2011, we funded $1.04 billion, $109.35 million and $86.95 million, respectively, of construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the Bond, capital contributions from our pre-IPO shareholders and proceeds from our IPO.

As of December 31, 2013, our commitments for capital expenditures related to the seven contracted LNG carriers on order. In 2014, we signed an agreement with MSL, an affiliate of BG Group to purchase three LNG carriers from MSL’s fleet and to charter those ships back to MSL for six-year initial terms. The outstanding commitment for our seven newbuildings on order and the three ships that will be acquired from MSL as of March 26, 2014 was approximately $1.73 billion. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with borrowings under one loan agreement we have entered into with an aggregate undrawn amount of $435 million as of March 26, 2014, the loan agreement to be entered into pursuant to the commitment from Citibank for $325.5 million of debt financing, new debt agreements, the proceeds from our IPO and the proceeds from our follow-on equity offering and private placement. In the event we decide to exercise our options to order six additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

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

Ship Cost, Lives and Residual Value

When determining ship cost, we recognize both the installment payments paid to the shipyard along with any directly attributable costs of bringing the ships to their working condition incurred during the construction periods as ship costs. Directly attributable costs incurred during the ship construction period consist of capitalized borrowing costs, commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, lubricants and other ship delivery expenses. Any vendor discounts are deducted from the cost of our ships. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The ship cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the current market value of the ships as if they were at the end of their useful lives at the time we make such estimate. The estimated residual value of our ships may not represent the fair market value at any one time, in part because there has historically been very little scrapping of LNG carriers and because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

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

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydocking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

Fair Value of Derivative Financial Instruments

Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements in the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve, and forward foreign exchange rates. While the fair value of our interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and currency swap agreements.

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement in January 1, 2013, the Group adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 21 to our consolidated financial statements included elsewhere in this annual report for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Measurement of Equity-Settled Employee Benefits Expense

The Group used an accepted valuation methodology to value the Stock Appreciation Rights granted in 2013. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 18 of the consolidated financial statements included elsewhere in this annual report.

Impairment of Goodwill

We review goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing our management company, GasLog LNG Services, which was acquired by us in 2005.

In order to determine whether goodwill has been impaired, we estimate the value-in-use of the cash-generating unit to which goodwill has been allocated. The value-in-use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and also a suitable discount rate in order to calculate present value representing recoverable amount of the cash-generating unit. In determining the value-in-use of the cash-generating unit as of December 31, 2013, we used cash flow projections based on financial budgets approved by us covering a four-year period and a terminal multiple of 8. Growth assumptions were based on conservative estimates and considered the number of ships expected to be under our management for which contracts were in place at the end of each year. The key assumptions used in the value-in-use calculations are as follows:

•	average inflation of 2% per annum;

•	a discount rate of 8% per annum;

•	annual growth rate of nil; and

•	1 euro = 1.38 U.S. dollars.

We assessed the recoverable amount of goodwill at the end of each annual reportable period and concluded that goodwill associated with our cash-generating unit was not impaired. We believe that any reasonably possible further change in the key assumptions on which the recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

Impairment of Vessels

The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the

Group obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. No impairment loss was recognized for any of the periods presented in the consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

LNG Supply

According to Clarkson Research, the global seaborne trade of LNG cargoes was approximately 239 million tons per annum, or “mtpa” in 2012, almost the same as in 2011, albeit marginally down (by 2.8%). Declines in LNG exports from countries such as Yemen, Indonesia, Egypt and Algeria were partly offset by the commencement of production from the Pluto LNG project in Australia. Based on preliminary trade statistics, world seaborne trade in LNG trade is estimated to have declined by a further 0.4% in 2013. This marginal fall in trade is a result of limited liquefaction capacity growth over the course of the year, coupled with import declines in both the United States and Europe offsetting growth in non-OECD Asia. Looking ahead, based on the public announcements of major LNG producers, new LNG production volumes should become available in the 2014-2015 timeframe from projects in Angola, Australia, Papua New Guinea, Malaysia and Algeria, which should in turn support a growth in global LNG volumes. In the longer term, the United States may become a significant exporter of LNG, based on the existence of one project currently under development and several more projects in the design stage, as well as the release of a study in December 2012 commissioned by the U.S. Department of Energy that concluded that LNG exports would have a net beneficial effect on the U.S. economy. Very large gas discoveries offshore East Africa may also result in both Mozambique and Tanzania potentially becoming significant exporters of LNG in the longer term.

LNG Demand

Since 2008, the relatively low price of natural gas in the United States compared with the much higher prices paid by LNG buyers in the Far East and elsewhere has supported the long distance transport of LNG. Japan has been a key demand driver for LNG since the 2011 earthquake and tsunami. Japan, together with China, South Korea, India, and Brazil saw their seaborne LNG imports increase in 2012, compared to 2011. In 2012, GasLog also saw an increase in opportunities for multi-year charters of LNG ships on order. While over time various factors may cause the gas price disparity between regions to narrow, we believe that demand for gas, including LNG, will remain strong over at least the next several years in countries that must import oil and gas for fuel and feedstock.

Global LNG Fleet

According to Clarkson Research, the global fleet of dedicated LNG carriers stood at 387 ships of 55.6 million cbm as of March 1, 2014. In 2013, eighteen LNG carriers were delivered, and forty-four orders were placed, of which four were multi-gas carriers and one was a bunkering vessel. This high level of ordering was driven in part by the significant developments in plans for new liquefaction projects. Seven 1960s and 1970s built LNG carriers were reportedly sold for scrap in

2013 and the first two months of 2014, and ships of a similar age and propulsion-type have experienced idle time.

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

The information and data contained in this report that is attributed to Clarkson Research is taken from Clarkson Research's database and other sources. Clarkson Research has advised that: (i) some information in Clarkson Research's database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research's database, and (iii) while Clarkson Research has taken reasonable care in the compilation of the information and data and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

E. Off-Balance Sheet Arrangements

As of December 31, 2013, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2013 were:

	Payments Due by Period(3)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations(1)	$1,138,237	$104,751	$130,515	$514,659	$388,312
Interest on borrowing obligations and swaps(2)	203,018	41,176	88,577	61,708	16,557
Loan arrangement fees and commitments	5,268	4,846	422	—	—
Shipbuilding contracts	1,274,806	376,950	897,856	—	—
Operating lease obligations	1,121	644	477	—	—

Total	$2,622,450	$528,367	$1,112,847	$576,367	$404,869

(1)

The table does not include obligations under the loan agreement we entered into through our subsidiaries on December 23, 2011 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), for $435 million. The first installment payment for any borrowings we make under this loan agreement will be due three months after the delivery of the newbuildings that will serve as collateral under the facility.

(2)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 2.45% to 4.68%, which takes into account LIBOR of 0.25%, and the applicable margin spreads in our various debt agreements and our fixed-rate interest rate swaps associated with each debt.

(3)

The table does not include the aggregate cost of $468 million for the ships that will be acquired under the Pending Vessel Acquisition and the obligations under the loan agreement to be entered into pursuant to the commitment from Citibank for $325.5 million to partially finance this acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent: Paul J. Collins, William M. Friedrich, Dennis M. Houston, Anthony S. Papadimitriou and Robert D. Somerville. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	55	Chairman and Director
Paul Wogan	51	Chief Executive Officer
Philip Radziwill	33	Vice Chairman and Director
Simon Crowe	46	Chief Financial Officer
Graham Westgarth	59	Chief Operating Officer
Bruce L. Blythe	69	Director
Paul J. Collins	77	Director
William M. Friedrich	65	Director
Dennis M. Houston	62	Director
Julian Metherell	50	Director
Anthony S. Papadimitriou	58	Director
Robert D. Somerville	70	Director

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

Paul Wogan is our Chief Executive Officer. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

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

Simon Crowe became our Chief Financial Officer on April 1, 2013. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool. Mr. Crowe replaced Henrik Bjerregaard, who served as our Chief Financial Officer until March 31, 2013.

Graham Westgarth is our Chief Operating Officer. Mr. Westgarth joined the Company in January 2013, and served as our Executive Vice President, Operations and Strategy, until June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of FSO’s. From 2001 to 2010, Mr. Westgarth served as president, Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. From 1987 to 1999, Mr. Westgarth was employed by Maersk Company Limited, the last 5 years of which he served as General Manager of the Maersk UK flag fleet. Mr. Westgarth is the current chairman of INTERTANKO, an industry organisation, which represents 80% of the world’s independent tanker owners and operators. Mr. Westgarth’s sea service includes serving in various ranks with Common Bros, Rowbotham Tankers, and Maersk Company Limited. He was promoted to Master at age 29 and subsequently served on crude/product carriers, LPG and chemical carriers. He is a graduate of the Columbia University Senior Executive Development Program.

Bruce L. Blythe has been a member of our board of directors since October 2011. Mr. Blythe has been involved in the shipping industry for over 15 years, having served as an advisor to the Livanos family since 1994. For nearly 20 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

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

Dennis M. Houston has been a member of our board of directors since June 2013. At the time he joined our board, Mr. Houston had approximately 40 years of experience in the downstream sector of the oil and gas industry. Mr. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. Mr. Houston serves as a director of PBF Energy Inc., Argus Media Limited L.L.C. and ABS Group and is an active member of several other energy related organizations. He holds a B.S. in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy.

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

Robert D. Somerville has been a member of our board of directors since November 2011. Mr. Somerville was employed at the American Bureau of Shipping, or “ABS”, the second-largest marine classification society in the world for over 30 years. From 2004 until 2011 he served as the company’s chairman and chief executive officer, and from 2011 to 2013 he served as the company’s chairman. Mr. Somerville currently serves as a member of the board of directors of Maine Maritime Academy, Keppel Offshore & Marine Limited and Knightsbridge Tankers. Mr. Somerville is a graduate of Maine Maritime Academy, where he received a B.Sc. degree in Marine Engineering. He has also received honorary degrees from the Webb Institute in New York and Maine Maritime Academy.

Board Leadership Structure

Our board leadership structure consists of our Chairman, the senior independent director and the chairmen of our board committees. Our operational management is headed by our Chief Executive Officer, or “CEO”. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to shareholders.

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

•

additional annual fees of $100,000 to the Chairman of the board, $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee; and

•

additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees).

The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs and other short-term benefits. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For 2013, our executive officers were Paul Wogan, Simon Crowe (from April 2013), Henrik Bjerregaard (until March 31) and Graham Westgarth (from January 2013). Compensation for our executive officers in 2013 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary, or “ABS”, subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant’s target percentage of ABS and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50% of his or her target individual performance objectives. In 2013, the Company performance objectives were measured against three equally-weighted key business indicators: Free Cash Flow per Share, Absolute Return on Invested Capital and three-year rolling average Relative Total Shareholder Return. In addition, Company performance is evaluated against a safety factor based on Total Recordable Cases Frequency, in which a failure to meet the safety target may result in a reduction of the Company performance payout factor. We also established stretch goals under the individual and Company performance objectives, which if met would result in a payout at 120% of the individual’s target percentage of ABS. The Company discretionary component may not increase an individual’s payment to more than 200% of his or her target percentage of ABS. The amounts paid to our executive officers in 2013 pursuant to the MIP were determined based on the following weightings: individual performance (30%), Company performance (50%) and Company discretion (20%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2013 was $2.79 million (which includes a relocation bonus for Graham Westgarth and does not include garden leave payments for Henrik Bjerregaard).

In addition, each of our executive officers was eligible to receive equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”. In May 2013, we granted our executive officers an aggregate of 202,865 stock appreciation rights and 40,324 restricted stock units under the Plan, with an aggregate fair value as of the grant date of

$963,725.63. The stock appreciation rights have an exercise price per share of $13.26 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. The stock appreciation rights and the restricted stock units may be settled in cash or common shares, or a combination thereof, at our discretion.

In the future, we intend to determine during the February meeting of the board of the directors which individuals, if any, will receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

We did not set aside or accrue any amounts in the year ended December 31, 2013 to provide pension, retirement or similar benefits to our directors or executive officers.

Special Bonus

In July 2011, our board of directors approved the award of a special bonus of $3.8 million in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuildings (Hull Number 2016 and Hull Number 2017). The balance is payable in installments consistent with the payments due to the shipyard. A total amount of $1.67 million was paid during the year ended December 31, 2013 pursuant to the special bonus. As of December 31, 2013, there is no outstanding amount in respect of the special bonus. See Note 17 to our consolidated financial statements included elsewhere in this annual report.

C. Board Practices

Our board of directors consists of nine members. The board of directors may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. A majority of our board of directors qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Houston and Somerville, with Mr. Collins serving as the committee chairman. Mr. Metherell also served on Audit and Risk Committee in 2013. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Collins qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

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

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Collins, Metherell and Radziwill, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

•	making recommendations to the full board of directors with respect to the compensation of directors, senior management, the head of internal audit and other managerial employees reporting to the CEO;

•	overseeing and making recommendations to the full board of directors with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•	handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Friedrich, Livanos and Papadimitriou, with Mr. Friedrich serving as the committee chairman. The corporate governance and nominating committee is responsible for:

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

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental, or “HSSE”, committee consists of Messrs. Houston, Livanos and Somerville, with Mr. Somerville serving as the committee chairman. The HSSE committee is responsible for:

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

D. Employees

As of December 31, 2013, we had 103 full-time employees and 23 contractors and outsourced employees, all of whom are based in our offices in Piraeus, Greece, Monaco, or the newbuildings site at Samsung Heavy Industries in South Korea. In addition to our shoreside employees and sub- contractors, we had approximately 1,037 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece. The number of our shoreside employees, sub-contractors and seafaring staff increased significantly in 2012 due to the contracted expansion of our fleet.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2013, our retention rate was 93.0% for senior officers, 96.0% for other officers and 96.7% for shore staff.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 26, 2014 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 76,105,626 common shares outstanding as of March 26, 2014. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Common Shares Beneficially Held
	Number of Shares	Percentage
Officers and directors
Peter G. Livanos(1)	31,548,442	41.45%
Paul Wogan	—	*
Simon Crowe	—	*
Graham Westgarth	—	*
Bruce L. Blythe	—	*
Paul J. Collins	—	*
William M. Friedrich	—	*
Dennis M. Houston	—	*
Julian Metherell	—	*
Anthony S. Papadimitriou	—	*
Philip Radziwill	—	—
Robert D. Somerville	—	*
All officers and directors as a group (twelve persons)	31,809,788	41.80%
Other 5% beneficial owners
Alexander S. Onassis Foundation(2)	6,417,004	8.43%

(1)

By virtue of common shares held directly, as well as indirectly through Blenheim Holdings Ltd., or Blenheim Holdings, and common shares held by Falconera Navigation Inc. (“Falconera”), which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera. Mr. Livanos has a majority ownership interest in Blenheim Holdings through Ceres Shipping Ltd., and he is a beneficial owner of other shares held indirectly through Blenheim Holdings for the benefit of Mr. Livanos and members of his family. Mr. Livanos’s ownership interest changed in connection with the sale of shares by Blenheim Holdings to the Alexander S. Onassis Foundation, or the Onassis Foundation, in December 2011 (see note 2), the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012, and a transfer by Blenheim Holdings of 657,090 shares to one of its minority shareholders in March 2014 in exchange for such shareholder’s interest in Blenheim Holdings. Mr. Livanos effectively controls the Company through direct and indirect ownership interests.

(2)

By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. The shares were acquired from Blenheim Holdings in December 2011 and from the Company in a private placement in January 2014. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Onassis Foundation, and as a result may be deemed to have indirect beneficial ownership of the shares.

*	Less than 1%.

In March 2012, we completed a registered public offering of our shares of common shares and our common shares began trading on the New York Stock Exchange. Our major shareholders have the same voting rights as our other shareholders. As of March 20, 2014, we had approximately 15,967 shareholders.

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

Registration Rights Agreement

On April 4, 2012, we entered into a registration rights agreement with certain of our shareholders, pursuant to which we granted such shareholders and their transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they will be a party, to require us to register under the Securities Act of 1933, as amended, or the “Securities Act”, our common shares held by those persons. Under the registration rights agreement, certain of our shareholders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. While these demand registration rights are subject to certain timing and other restrictions, there is no limit on the number of times a shareholder may exercise such rights. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Our shareholders who are party to the registration rights agreement own a total of 38,951,742 common shares entitled to these registration rights. In March 2014, these shareholders submitted a Demand Registration Request (as defined in the Registration Rights Agreement) to the Company. In response to the Request, as required under the Registration Rights Agreement, the Company is preparing a Registration Statement on Form F-3 registering the common shares entitled to registration rights in addition to other common shares held by the Company’s directors and officers.

Subscription Agreements

On January 16, 2014, we entered into subscription agreements with certain of our directors and officers for a concurrent private placement of 2,317,460 common shares at a price of $15.75 per share.

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

We lease our office space in London, England from Unisea Maritime Limited, an entity controlled by our chairman, Peter Livanos. We pay a fixed bi-monthly fee that is consistent with market rates for use of the office space and receptionist services.

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

Through our subsidiary GasLog Monaco S.A.M., we made payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for our office space in Monaco. Ceres Monaco S.A.M. leased operating space pursuant to a service agreement with a third-party property owner, and we occupied a portion of the leased space. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner. The amount of $0.03 million charged in the year ended December 31, 2013 relates to reimbursement of certain expenses paid by Ceres Monaco S.A.M. on behalf of the GasLog Monaco S.A.M.

Egypt LNG

We have a 25% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. Through our subsidiary GasLog LNG Services, we supervised the construction of the

Methane Nile Eagle, which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2013 to December 31, 2013, we received a total of approximately $0.71 million in revenues from Egypt LNG in respect of our vessel management services.

Insurance Brokerage

We procure insurance for our ships through C Transport Maritime S.A.M., an affiliate of Ceres Shipping, which has a dedicated insurance function. This relationship is covered by an insurance and claims handling agreement under which we pay C Transport Maritime S.A.M. $10,000 per owned ship per annum and $3,000 per managed ship per annum, which we believe is consistent with market rates.

Shipbuilding Commissions

Pursuant to commission agreements with Samsung Heavy Industries, commissions due from the shipyard in relation to three of our newbuilding orders will be paid and for the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen and the GasLog Seattle, such commissions were paid by Samsung Heavy Industries to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. forwards the payments to our ship-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, these handling fees will amount to less than $100,000 for the three newbuildings on order, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen and the GasLog Seattle.

Employee Incentive Program

In May 2009, Ceres Shipping provided a promissory letter to our subsidiary, GasLog LNG Services, relating to the funding of an employee incentive program we established for key employees of GasLog LNG Services. Pursuant to the promissory letter, Ceres Shipping agreed to contribute to GasLog LNG Services an amount equal to 2.8% of all dividends declared by us. These contributions from Ceres Shipping were in turn distributed to key employees of GasLog LNG Services through its wholly owned subsidiary, GasLog LNG Services Employee Incentive Scheme Ltd. The contributions by Ceres Shipping totaled $483,000 and $238,000 during the years ended December 31, 2010 and 2011, respectively, and were recorded by us as non-cash capital contributions. The promissory letter from Ceres Shipping was terminated on August 31, 2012, and the related employee incentive program was terminated in 2013.

Other Transactions

For a description of additional related party transactions, see Note 17 to our consolidated financial statements included elsewhere in this annual report.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, executive officers or significant shareholders, or any members of their immediate families or entities controlled by them, have a direct or indirect interest, will be subject to review and approval or ratification by our audit and risk committee in accordance with the Related Party Transaction Policy adopted by such committee.

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

Dividend Policy

We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares of $0.11 per share on March 25, 2013, June 11, 2013 and September 13, 2013, and $0.12 per share on December 9, 2013 and March 25, 2014.

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

Set out below is a table showing the dividends declared in 2009, 2010, 2011, 2012 and 2013.

	Year ended December 31,
	2009	2010	2011	2012	2013	Total
	(Expressed in millions of U.S. dollars)
Dividends declared	$—	$17.25	$8.50	$6.91	$28.29	$60.95

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

	Price Range
	High	Low
Year ended December 31, 2012 (March 30, 2012 to December 31, 2012)	$12.54	$8.95
Year ended December 31, 2013	17.41	11.93
Second Quarter 2012	12.49	8.95
Third Quarter 2012	11.65	9.54
Fourth Quarter 2012	12.54	10.55
First Quarter 2013	13.30	12.10
Second Quarter 2013	13.91	11.93
Third Quarter 2013	15.17	12.63
Fourth Quarter 2013	17.41	14.11
September 2013	15.17	13.59
October 2013	15.16	14.11
November 2013	15.93	15.01
December 2013	17.41	15.20
January 2014	22.00	16.24
February 2014	21.87	19.71
March 1, 2014 to March 26, 2014	24.30	21.70

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share, of which 62,863,166 common shares were issued and outstanding as of December 31, 2013.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

B. Memorandum of Association

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

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates,

relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval.

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

Amalgamations, Mergers and Business Combinations

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

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

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

(c)

Loan Agreement dated October 3, 2011, relating to a facility of up to $277,000,000 among GAS-five Ltd. and GAS-six Ltd. as joint and several borrowers, the banks and financial institutions listed in Schedule 1 thereto as lenders, Nordea Bank Finland Plc, London Branch, ABN Amro Bank N.V. and Citibank International Plc., Greece Branch as joint lead arrangers, the banks and financial institutions listed in Schedule 2 thereto as swap banks and Nordea Bank Finland plc, London Branch as agent and security trustee; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

(f)

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space and Related Arrangements”.

(g)

Form of Indemnification Agreement for the Company’s directors and certain officers; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(h)

Restrictive Covenant Agreement among GasLog Ltd., Peter G. Livanos and Blenheim Holdings Ltd., dated April 4, 2012; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreement”.

(i)	Form of Subscription Agreement; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Subscription Agreement”.

(j)	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans”.

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

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares.

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

If we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, as discussed below, depending on whether or not you make certain elections. Additionally, starting in 2013, for each year during which you own our common shares, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate and foreign currency exchange risks. The Group makes use of derivative financial instruments such as interest rate swaps to maintain the desired level of exposure arising from these risks.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited consolidated financial statements included elsewhere in this report. Further information on our exposure to market risk is included in Note 20 to our audited consolidated financial statements included elsewhere in this report.

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

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2013 was $1.06 billion. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would have decreased our profit during the years ended December 31, 2013 and 2012 by approximately 0.39% or $0.22 million and 2.82% or $0.12 million, respectively, based upon our debt level during such years.

We expect our exposure to interest rate changes to increase in the future as a result of an increase in our borrowings under our current and future loan agreements. Borrowings under these floating rate debt facilities will be used to finance a portion of the contract prices of our newbuildings on order.

Interest Rate Swaps

The principal terms of the interest rate swaps are disclosed in Note 21 to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2013 and 2012, the notional amount of the swaps designated as cash flow hedging instruments was $307.43 million and $719.90 million, respectively, and the notional amount of the swaps held for trading was $630.19 million and $143.00 million, respectively.

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses of our vessel ownership segment, primarily crew wages, and a large portion of our administrative expenses, are denominated in euros. As of December 31, 2013 and 2012, approximately $12.99 million and $6.14 million, respectively, of our outstanding liabilities were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the years ended December 31, 2013 and 2012 by approximately $4.12 million and $2.65 million, respectively, based upon our expenses during such years. We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future. We expect our exposure to movements in currency exchange rates to increase in the future as our fleet increases.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal, interest, sinking or purchase fund installments or any other material default relating to the Group’s debt. There have been no arrears in payment of dividends on, or material delinquency with respect to, any class of preference shares of the Group.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In May 2013, our board of directors and our shareholders approved certain amendments to our bye-laws authorizing the board of directors to designate from time to time one or more series of preference shares. The description of our bye-laws in “Item 10—Additional Information—B. Memorandum and Articles of Association” reflect these amendments.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2013. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal controls over financial reporting are designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal controls over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal controls over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (1992 framework). Based on the evaluation, our management concluded that our internal controls over financial reporting are effective as of December 31, 2013.

C. Attestation Report of the Registered Public Accounting Firm

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

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Paul J. Collins, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that Mr. Collins meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. We will also provide a paper copy of this document upon the written request of a shareholders at no cost. Shareholders may direct their requests to the attention of our Head of Legal, Line Køhler Ljungdahl, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2012.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2011 and 2012.

The chart below sets forth the total amount billed and accrued for Deloitte Hadjipavlou, Sofianos & Cambanis S.A. services performed in 2012 and 2013 and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre- approval policies and procedures described below.

	2012	2013
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.83	$0.87
Tax fees	0.02	0.01
Audit-related fees	—	0.04

Total fees	$0.85	$0.92

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and the audit of the financial statements for its individual subsidiary companies, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Included in 2012 are fees incurred relating to our Registration Statement on Form F-1 (Registration Statement No. 333-179034). Included in 2013 are fees incurred relating to our Registration Statement on Form F-3 (Registration Statement No. 333-188817), and fees related to the first confidential submission to the SEC of a registration statement on Form F-1 for an initial public offering of units in a MLP formed to own certain of our LNG carriers and the audit of the related combined financial statements.

Tax Fees

Tax fees relate to services provided in connection U.S. corporate tax filings and tax advisory services.

Audit-related Fees

Audit-related fees for 2013 relate to the provision of certain internal control consulting services relating to the Company’s readiness project in connection with the Sarbanes-Oxley Act. No audit-related fees were billed in 2012.

All Other Fees

No other fees were billed by our principal accountant in 2012 and 2013.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

On March 25 and 26, 2014, our audit committee and board of directors, respectively, approved the engagement of Deloitte LLP to audit our financial statements for the fiscal year ending December 31, 2014, following the expiration of the term of engagement of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., subject to the approval of our shareholders at the 2014 annual general meeting.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A.’s reports on the consolidated financial statements of GasLog Ltd. and its subsidiaries, or the “Group”, for the fiscal years ended December 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty or audit scope.

We and Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not, during the two most recent fiscal years and the subsequent period through March 26, 2014, have any disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte Hadjipavlou, Sofianos & Cambanis

S.A., would have caused Deloitte Hadjipavlou, Sofianos & Cambanis S.A. to make reference to the matter in its reports on our financial statements; and there were no reportable events as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We have requested that Deloitte Hadjipavlou, Sofianos & Cambanis S.A. furnish a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte Hadjipavlou, Sofianos & Cambanis S.A. agrees with the statements in this report. A copy of such letter dated March 27, 2014 is filed as Exhibit 16.1 to this report.

At no time during the two most recent fiscal years or the subsequent period through March 26, 2014 did we consult with Deloitte LLP regarding the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on the Group’s consolidated financial statements.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between Our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

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

NYSE Rules 303A.02 and 303A.05 contain independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Bermuda law does not have similar requirements, therefore we may not adhere to these new requirements.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-44 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(1)
1.2	Bye-laws of GasLog Ltd.(1)
1.3	Amendment to the Bye-laws of GasLog Ltd.(2)
2.1	Specimen Share Certificate(1)
4.1	Form of Registration Rights Agreement(1)
4.2

Facilities Agreement dated March 14, 2012, relating to $272,500,000 loan facilities among GAS-three Ltd. and GAS-four Ltd. as borrowers, DnB Bank ASA and the Export-Import Bank of Korea as mandated lead arrangers, the financial institutions listed in Schedule I thereto as lenders and DnB Bank ASA as hedging provider, bookrunner, agent and security agent(1)*

4.3

Loan Agreement dated October 3, 2011, relating to a facility of up to $277,000,000 among GAS-five Ltd. and GAS-six Ltd. as joint and several borrowers, the banks and financial institutions listed in Schedule 1 thereto as lenders, Nordea Bank Finland Plc, London Branch, ABN Amro Bank N.V. and Citibank International Plc., Greece Branch as joint lead arrangers, the banks and financial institutions listed in Schedule 2 thereto as swap banks and Nordea Bank Finland plc, London Branch as agent and security trustee(1)

4.4

Facility Agreement dated December 23, 2011, relating to a $435,000,000 loan facility among GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as borrowers, DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, the financial institutions listed in Schedule 1 thereto as hedging providers and DnB Bank ASA as bookrunner, agent and security agent(1)*

4.5	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.6

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.(1)

4.7	Form of Indemnification Agreement for the Company’s directors and certain officers(1)
4.8	Form of Restrictive Covenant Agreement(1)
4.9	Form of Subscription Agreement
4.10	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(3)
8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer

Exhibit No.	Description
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Simon Crowe, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
16.1	Letter from Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

(1)

Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form F-1 (File No. 333-179034), filed with the SEC on March 16, 2012, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on May 24, 2013, and hereby incorporated by reference to such Report.

(3)

Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASLOG LTD.,
By	/s/ PAUL WOGAN

Name: Paul Wogan
Title: Chief Executive Officer

Dated: March 27, 2014

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and its subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 28, 2014

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position
As of December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Note	December 31, 2012	December 31, 2013
		(restated) (1)
Assets
Non-current assets
Goodwill	3	9,511,140	9,511,140
Investment in associate	4	6,856,144	6,326,264
Deferred financing costs		24,278,983	12,793,375
Other non-current assets	8	4,071,071	2,658,320
Derivative financial instruments	21	—	9,144,834
Tangible fixed assets	5	426,879,545	1,529,719,894
Vessels under construction	5	217,321,572	120,295,239

Total non-current assets		688,918,455	1,690,449,066

Current assets
Trade and other receivables	7	2,431,852	7,256,534
Dividends receivable and due from related parties	17	859,121	2,476,122
Inventories		480,554	5,935,576
Prepayments and other current assets		425,385	2,263,294
Short-term investments		104,674,150	4,500,000
Cash and cash equivalents	6	110,978,315	103,797,922

Total current assets		219,849,377	126,229,448

Total assets		908,767,832	1,816,678,514

Equity and liabilities
Equity
Share capital	9	628,632	628,632
Contributed surplus	10	621,879,379	614,964,431
Reserves		(11,049,090)	(3,428,313)
(Accumulated deficit)/Retained earnings		(8,187,530)	27,368,310

Equity attributable to owners of the Group		603,271,391	639,533,060

Current liabilities
Trade accounts payable		1,794,300	5,734,673
Ship management creditors	6	850,680	8,148,219
Amounts due to related parties	17	121,663	122,786
Derivative financial instruments	21	7,144,738	14,235,286
Other payables and accruals	12	15,094,483	30,271,660
Borrowings—current portion	11	25,753,343	100,320,398

Total current liabilities		50,759,207	158,833,022

Non-current liabilities
Derivative financial instruments	21	24,183,718	2,917,577
Borrowings—non-current portion	11	228,514,890	1,014,753,538
Other non-current liabilities		2,038,626	641,317

Total non-current liabilities		254,737,234	1,018,312,432

Total equity and liabilities		908,767,832	1,816,678,514

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Note	2011	2012	2013
			(restated) (1)
Revenues	23	66,470,819	68,542,087	157,239,696
Vessel operating and supervision costs	13	(12,946,061)	(14,646,407)	(34,918,920)
Depreciation of fixed assets	5	(12,827,284)	(13,064,898)	(29,321,948)
General and administrative expenses	14	(15,996,595)	(20,380,090)	(21,596,924)

Profit from operations		24,700,879	20,450,692	71,401,904

Financial costs	15	(9,631,262)	(11,669,562)	(27,851,400)
Financial income	15	41,679	1,174,361	410,974
(Loss)/gain on swaps	21	(2,725,374)	(6,783,315)	11,497,718
Share of profit of associate	4	1,311,970	1,078,057	1,470,120
Gain on disposal of subsidiaries	1	24,786	—	—

Total other expense		(10,978,201)	(16,200,459)	(14,472,588)

Profit for the year		13,722,678	4,250,233	56,929,316

Attributable to:
Owners of the Group		14,039,651	4,250,233	56,929,316
Non-controlling interest		(316,973)	—	—

		13,722,678	4,250,233	56,929,316

Earnings per share—basic and diluted	24	0.36	0.07	0.91

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Note	2011	2012	2013
		(restated) (1)	(restated) (1)
Profit for the year		13,722,678	4,250,233	56,929,316
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	21	(431,533)	(15,992,827)	4,772,610
Net change in fair value of cash flow hedges reclassified to profit or loss	21	—	—	2,292,972
Actuarial gain/(loss)		80,072	(48,404)	62,373

Other comprehensive (loss)/income for the year		(351,461)	(16,041,231)	7,127,955

Total comprehensive income/(loss) for the year		13,371,217	(11,790,998)	64,057,271

Attributable to:
Owners of the Group		13,688,190	(11,790,998)	64,057,271
Non-controlling interest		(316,973)	—	—

		13,371,217	(11,790,998)	64,057,271

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	(Accumulated deficit)/retained earnings	Attributable to owners of the Group	Non- controlling interest	Total
Balance at January 1, 2011	391,015	199,635,155	3,579,684	(5,395,407)	(26,477,414)	171,733,033	9,199,095	180,932,128
Capital contributions	—	90,947,575	—	—	—	90,947,575	9,751,000	100,698,575
Dividend declared ($0.22 per share)	—	(8,500,000)	—	—	—	(8,500,000)	—	(8,500,000)
Acquisition of non-controlling interest	—	18,633,122	—	—	—	18,633,122	(18,633,122)	—
Recognition of share based payments	—	—	3,991,673	—	—	3,991,673	—	3,991,673
Profit/(loss) for the year	—	—	—	—	14,039,651	14,039,651	(316,973)	13,722,678
Other comprehensive loss for the year (as previously reported)	—	—	—	(431,533)	—	(431,533)	—	(431,533)
Actuarial gain adjustment (see note 2)	—	—	—	80,072	—	80,072	—	80,072

Other comprehensive loss for the year (as restated)(1)	—	—	—	(351,461)	—	(351,461)	—	(351,461)

Total comprehensive (loss)/income for the year	—	—	—	(351,461)	14,039,651	13,688,190	(316,973)	13,371,217

Balance at December 31, 2011 (as restated)(1)	391,015	300,715,852	7,571,357	(5,746,868)	(12,437,763)	290,493,593	—	290,493,593

Capital contributions	—	18,662,935	—	—	—	18,662,935	—	18,662,935
Dividend declared ($0.11 per share)	—	(6,914,948)	—	—	—	(6,914,948)	—	(6,914,948)
Net proceeds from initial public offering (“IPO”) and private placement	237,617	309,415,540	—	—	—	309,653,157	—	309,653,157
Recognition of share based payments	—	—	3,167,652	—	—	3,167,652	—	3,167,652
Profit for the year	—	—	—	—	4,250,233	4,250,233	—	4,250,233
Other comprehensive loss for the year	—	—	—	(16,041,231)	—	(16,041,231)	—	(16,041,231)

Total comprehensive (loss)/income for the year	—	—	—	(16,041,231)	4,250,233	(11,790,998)	—	(11,790,998)

Balance at December 31, 2012 (as restated)(1)	628,632	621,879,379	10,739,009	(21,788,099)	(8,187,530)	603,271,391	—	603,271,391

Dividend declared ($0.45 per share)	—	(6,914,948)	—	—	(21,373,476)	(28,288,424)	—	(28,288,424)
Recognition of share based payments	—	—	492,822	—	—	492,822	—	492,822
Profit for the year	—	—	—	—	56,929,316	56,929,316	—	56,929,316
Other comprehensive income for the year	—	—	—	7,127,955	—	7,127,955	—	7,127,955

Total comprehensive income for the year	—	—	—	7,127,955	56,929,316	64,057,271	—	64,057,271

Balance at December 31, 2013	628,632	614,964,431	11,231,831	(14,660,144)	27,368,310	639,533,060	—	639,533,060

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	2011	2012	2013
	(restated)(1)	(restated)(1)
Cash flows from operating activities:
Profit for the year	13,722,678	4,250,233	56,929,316
Adjustments for:
Depreciation of fixed assets	12,827,284	13,064,898	29,321,948
Share of profit of associate	(1,311,970)	(1,078,057)	(1,470,120)
Financial income	(41,679)	(1,174,361)	(410,974)
Financial costs	9,631,262	11,669,562	27,851,400
Unrealized foreign exchange gains on cash and cash equivalents and short-term investments	—	(627,758)	(1,013,004)
Unrealized loss/(gain) on swaps	2,725,374	6,783,315	(17,226,925)
Gain on disposal of subsidiaries	(24,786)	—	—
Non-cash defined benefit obligations	577,196	35,844	81,396
Non-cash employee benefits	3,991,673	3,481,090	492,822

	42,097,032	36,404,766	94,555,859
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net	(1,485,220)	527,620	(4,674,790)
Decrease/(increase) in prepayments and other assets	294,098	54,692	(1,837,909)
Increase in inventories	(42,245)	(55,288)	(5,455,022)
(Increase)/decrease in other non-current assets	(871,769)	(3,199,302)	1,412,751
Increase in other non-current liabilities	—	10,879	30,043
(Decrease)/increase in accounts payable and other current liabilities	(4,388,124)	2,319,528	24,304,373

Cash provided by operations	35,603,772	36,062,895	108,335,305
Interest paid, net of amount capitalized	(8,602,438)	(11,144,727)	(21,590,780)

Net cash from operating activities	27,001,334	24,918,168	86,744,525

Cash flows from investing activities:
Dividends received from associate	1,086,787	950,000	1,640,027
Payments for tangible fixed assets and vessels under construction	(88,036,471)	(110,765,495)	(1,038,153,383)
Return of contributed capital from associate	500,000	—	359,973
Purchase of short-term investments	—	(307,914,861)	(44,969,200)
Maturity of short-term investments	—	204,091,159	145,046,500
Cash transferred on disposal of subsidiaries	(56,426)	—	—
Financial income received	41,679	1,017,884	560,516

Net cash used in investing activities	(86,464,431)	(212,621,313)	(935,515,567)

Cash flows from financing activities:
Proceeds from bank loans and bond	—	—	1,026,199,965
Bank loan repayments	(29,880,190)	(27,454,542)	(142,648,971)
Payment of loan issuance costs	(4,757,032)	(16,221,986)	(14,781,775)
Payment of IPO costs	(1,275,447)	(3,515,267)	—
Proceeds from sale of common shares (net of underwriting discounts and commissions)	—	314,255,049	—
Dividends paid	(772,000)	(6,914,948)	(28,288,424)
Capital contributions received	92,970,575	18,662,935	—

Net cash from financing activities	56,285,906	278,811,241	840,480,795

Effects of exchange rate changes on cash and cash equivalents	—	(222,690)	1,109,854
(Decrease)/increase in cash and cash equivalents	(3,177,191)	90,885,406	(7,180,393)
Cash and cash equivalents, beginning of the year	23,270,100	20,092,909	110,978,315

Cash and cash equivalents, end of the year	20,092,909	110,978,315	103,797,922

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	2011	2012	2013
	(restated)(1)	(restated)(1)
Non Cash Investing and Financing Activities
Acquisition of non-controlling interest	18,633,122	—	—
Increase in capital contribution in lieu of dividend payment	7,490,000	—	—
Capital expenditures–net payable/(receivable)	3,797,568	2,326,195	(691,226)
Dividends retained and deemed capital contribution relating to employee incentive scheme	238,000	—	—
IPO costs included in liabilities at the end of the year	1,610,173	124,616	—
Loan issuance costs included in liabilities at the end of the year	9,532,295	3,367,737	2,493,804

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda, which as of December 31, 2013, held 50.89% interest in GasLog and accordingly, could control the outcome of matters on which stockholders are entitled to vote. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda. The ultimate controlling party of the Group at December 31, 2013 was Mr. Peter G. Livanos, who beneficially owned a 51.30% interest in GasLog principally through Ceres Shipping’s majority ownership interest in Bleinheim Holdings Ltd. and through Falconera Navigation Inc. (“Falconera”). Falconera is a Panama company, which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera.

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. As of December 31, 2012 and 2013 all subsidiaries were 100% held (either directly or indirectly) by GasLog. As of December 31, 2013 the Group’s structure was as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-three Ltd.(2)	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.(2)	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.(2)	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-six Ltd.(2)	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Hull No. 2042	Q2 2014(1)
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2043	Q4 2014(1)
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2044	Q1 2015(1)
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
Associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.

(2)

Under the agreements signed with an entity jointly-owned by the Livanos and Radziwill families (the “Joint Venture Partner”), the Group initially held 51% in these four vessel-owning companies. In June 2011 the Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS- three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping. Ceres Shipping contributed the 49% interest in the aforementioned four vessel-owning companies to Blenheim Holdings, who in turn contributed the 49% interest in these four vessel-owning companies to GasLog, which contributed the same to GasLog Carriers Ltd. Contribution of these four vessel-owning companies by Ceres Shipping was a non-cash transaction for the Group. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by the Group.

All entities in the Group have a December 31st year end. During 2013 the Group employed an average of 119 employees (2012: 110 and 2011: 63).

On July 11, 2011 and September 5, 2011, the Group transferred its ownership of two dormant subsidiaries, GasLog Holdings Limited and GasLog Services Limited, respectively, to Ceres Shipping (a related company). The Group transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $56,426 and $81,212, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $24,786, which is recorded in the consolidated statement of profit or loss.

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

GasLog’s common shares began trading on the New York Stock Exchange (“NYSE”) on March 30, 2012 under the ticker symbol “GLOG”.

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation and approval

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each year. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The principal accounting policies are set out below.

The financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Group’s subsidiaries.

On February 27, 2014, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of GasLog and entities controlled by the company (its subsidiaries). Control is achieved where GasLog:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the date control is obtained and up to the date control ceases. Acquisitions of businesses, including entities under common control, are accounted for using the acquisition method.

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

Investment in associates

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

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met (Note 13).Associated voyage expenses primarily consist of commissions and bunkers consumed during vessels’ unemployment, which are recognized on a pro- rata basis over the duration of the period of the time charter. All other voyage expenses and operating costs are expensed as incurred.

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

Transactions in currencies other than the USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of profit or loss in the period in which they arise.

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

Investment income earned on the temporary investment of specific borrowings pending expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are expensed as incurred.

Deferred financing costs for undrawn facilities

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facility are classified under non-current assets in the statement of financial position and will be classified contra to debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method.

Vessels under construction

Newbuilding vessels are presented at cost less identified impairment losses, if any. Costs relating to the newbuilding vessels include shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, including borrowing costs incurred during the construction period.

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

The useful lives of all assets and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in earnings in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

When assets are sold, they are derecognized and any gain or loss resulting from their disposals is included in earnings.

Impairment of tangible fixed assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of an asset’s net selling price and “value in use”. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

Inventories

Inventories represent lubricants and provisions on board the vessel and in the event of vessels unemployment the bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first in, first out basis, and net realizable value.

Financial instruments

Financial assets and liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All financial instruments are initially measured at fair value. Financial assets and financial liabilities are recognised when a Group entity becomes a party to the contractual provisions of the instruments. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

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

•	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized over the term of the borrowings.

•	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including, interest rate swaps and cross currency swaps.

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

The Group’s criteria for classifying a derivative instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is subject to the hedges must be highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line item as the recognized hedged item. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the statement of profit or loss.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 18.

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

Judgments: In the process of applying GasLog’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

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

The key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value which is estimated as 10% of the initial vessel cost (Note 5).

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge and potentially resulting in an impairment loss.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time as in part market prices of scrap rates tend to fluctuate.

Impairment of Vessels: The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Group obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. No impairment loss was recognized for any of the periods presented.

Deferred drydocking cost: The Group recognizes drydocking costs as a separate component of the vessel’s carrying amount and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future. Management estimates costs capitalized as part of the drydocking component as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Measurement of equity-settled share-based payments expense: As described in Note 18, the Group used an accepted valuation methodology to value the Stock Appreciation Rights granted in 2013. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 18.

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

Fair value of derivative financial instruments: Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve, and forward foreign exchange rates. While the fair value of our interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and currency swap agreements.

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement in January 1, 2013, the Group adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 21 for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current period:

In May 2011, the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. Following the adoption of this standard, the Group adjusted its derivative liabilities fair values to reflect its credit risk. The fair value as determined by the forecasted expected cash flows discounted with the risk-free interest rate was further adjusted to incorporate the Group’s own credit risk and the credit risk of the counterparties. The Group’s own credit risk is estimated by taking into account the credit rating of other companies in the LNG Industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group received from its lenders as part of the margin setting for the new loan agreements. For counterparties’ credit risk, either the credit default swap rates were obtained from public information or, if not available, the credit rating of the counterparties was used. The new standard is effective for fiscal years beginning on or after January 1, 2013. As of December 31, 2013, due to the fact that the Group’s rating was lower than the rating of its counterparties, the adoption of IFRS 13 has resulted in the Group’s Derivative financial instruments liabilities being decreased by $77,112, Other comprehensive income being increased by $622,775 and the Gain on swaps being decreased by $545,663.

In May 2011, the IASB issued standards relating to consolidated financial statements, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. These standards and amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities and were effective for fiscal years beginning on or after January 1, 2013, with retrospective application required. These standards and amendments did not have any impact on the Group’s financial results and position.

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. Following the adoption of these changes, the Group recognizes changes in defined benefit obligations when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19 which the Group previously applied. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income. The revised standard is effective for annual periods beginning on or after January 1, 2013. The amendments of IAS 19 have been applied retrospectively. The change in accounting policy resulted in unrecognized actuarial gains of $80,072 as of December 31, 2011 being recognized. As of December 31, 2012, the change in this accounting policy has resulted in the Group’s reserves being increased by $31,668, Other non-current liabilities being decreased by $61,082 and the General and administrative expenses for the year ended December 31, 2012 being decreased by $29,414. As of December 31, 2013, the change in accounting policy has resulted in the Group’s opening reserves being increased by $31,668, the Other non-current liabilities being decreased by $63,861, the Retained Earnings being increased by $29,414 and the General and administrative expenses for the year ended December 31, 2013 being increased by $2,779.

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1 that are effective for the annual periods beginning on or after July 1, 2012, the income statement was renamed as statement of profit or loss. In addition, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. The presentation of items of other comprehensive income has been modified accordingly. Other than the above mentioned presentation changes which were applied retrospectively, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which introduces disclosure requirements about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements, even if they are not set off under IAS 32 Financial Instruments: Presentation. The amendments of IFRS 7 that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s consolidated financial statements.

In May 2012, the IASB issued the Annual Improvements to IFRSs-2009-2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. It includes changes to IFRS 1 First Time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property Plant and Equipment, IAS 32 Financial Instruments: Presentation and IAS 34 Interim Financial Reporting. These amendments that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. Management will evaluate the impact of this standard on the Group’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide reasonable estimate of that effect.

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

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets on the impairment of non-financial assets. This amendment removes the requirement of disclosure of the recoverable amount of an asset or cash generating unit when there is no impairment loss and requires disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed during the period. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements.

In June 2013, the IASB published a limited scope amendment to IAS 39 Financial Instruments: Recognition and Measurement and the forth coming chapter on hedge accounting in IFRS 9 Financial Instruments. This amendment provides some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under certain circumstances. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the Group’s financial statements.

In November 2013, the IASB issued amendments to IAS 19 Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amended standard is effective for annual periods beginning on or after July 1, 2014. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2013, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budgets approved by management covering a four year period until 2017 and terminal multiple of 8.

Growth is based on the number of vessels expected to be under management based on the shipbuilding contracts in place at the end of the year. Management believes that any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

The key assumptions used in the value-in-use calculations are as follows:

(i)	Average inflation of 2% per annum;

(ii)	A discount rate of 8% per annum;

(iii)	Annual growth rate of nil; and

(iv)	1 Euro = USD 1.38.

4. Investment in Associate

	2012	2013
At January 1	6,528,087	6,856,144
Return of investment from associate	—	(359,973)
Share of profit of associate	1,078,057	1,470,120
Dividend declared	(750,000)	(1,640,027)

At December 31	6,856,144	6,326,264

During the year ended December 31, 2013, the Group’s associate, Egypt LNG Shipping Ltd., distributed $1,439,892 in excess of its accumulated retained earnings. The portion of such distribution related to the Group was $359,973.

At December 31, 2012 and 2013 the Group participated in the following associate:

Name	Effective Interest	Country of Incorporation	Principal activity
Egypt LNG Shipping Ltd.	25.00%	Bermuda	Shipping LNG sector

Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007. Summarized financial information in respect of Egypt LNG Shipping Ltd. is set out below.

	As of December 31,
	2012	2013
Total assets	172,387,951	164,996,797
Total liabilities	(144,963,373)	(139,691,740)
Net assets	27,424,578	25,305,057

Group’s share of associate’s net assets	6,856,144	6,326,264

	For the year ended December 31,
	2011	2012	2013
Revenues	17,586,396	16,721,722	18,618,792
Profit for the year	5,247,878	4,312,229	5,880,482
Dividend declared	(5,147,150)	(3,000,000)	(6,560,110)

Group’s share of associate’s profit	1,311,970	1,078,057	1,470,120

Group’s share of associate’s dividend	1,286,787	750,000	1,640,027

5. Tangible Fixed Assets and Vessels Under Construction

The 2012 and 2013 movements in tangible fixed assets and vessels under construction are reported in the following table:

Cost	Vessels	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
At January 1, 2012	456,549,561	2,066,510	458,616,071	109,069,864

Additions	371,360	671,054	1,042,414	108,251,708

At December 31, 2012	456,920,921	2,737,564	459,658,485	217,321,572

Additions	162,299,569	346,478	162,646,047	872,489,917
Transfer from vessels under construction	969,516,250	—	969,516,250	(969,516,250)

At December 31, 2013	1,588,736,740	3,084,042	1,591,820,782	120,295,239

Accumulated Depreciation
At January 1, 2012	19,008,582	705,460	19,714,042	—

Depreciation expense	12,617,272	447,626	13,064,898	—

At December 31, 2012	31,625,854	1,153,086	32,778,940	—

Depreciation expense	28,822,093	499,855	29,321,948	—

At December 31, 2013	60,447,947	1,652,941	62,100,888	—

Net book value
At December 31, 2012	425,295,067	1,584,478	426,879,545	217,321,572

At December 31, 2013	1,528,288,793	1,431,101	1,529,719,894	120,295,239

Vessels with a carrying amount of $1,528,288,793 (2012: $425,295,067) have been pledged as collateral under the terms of the Group’s loan agreements (Note 11).

In September 2013, GAS-fifteen Ltd. entered into a memorandum of agreement to acquire the STX Frontier, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based company. The vessel that was renamed to GasLog Chelsea was delivered on October 4, 2013.

Vessels under construction

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung Heavy Industries Co. Ltd. (“Samsung”). The first vessel, the GasLog Shanghai, was delivered on January 28, 2013 and the second vessel, the GasLog Santiago, was delivered on March 25, 2013.

In 2011, GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung for the construction of six LNG Carriers (155,000 cubic meters each). The first three vessels, the GasLog Sydney, the GasLog Skagen and the GasLog Seattle were delivered on May 30, 2013, July 25, 2013 and December 9, 2013, respectively. The remaining three vessels are scheduled to be delivered on various dates in 2014 and 2015.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016. Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2013, the Group has paid to the shipyard $119,174,000 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 19(b)).

The detail of cumulative vessels under construction costs as of December 31, 2012 and 2013 was as follows:

	At December 31,
	2012	2013
Progress shipyard installment payments	210,125,000	119,174,000
Pre-delivery capitalized costs	7,196,572	1,121,239

Total	217,321,572	120,295,239

The detail of cumulative pre-delivery capitalized costs as of December 31, 2012 and 2013 was as follows:

	At December 31,
	2012	2013
Special bonus (Note 17)	3,800,000	—
Onsite supervision costs	3,496,981	1,168,933
Shipyard commissions	(1,988,450)	(589,250)
Spare parts, equipment and other vessel delivery expenses	1,888,041	541,556

Total	7,196,572	1,121,239

In July 2011, GasLog’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels. Refer to Note 17, Related Party Transactions.

6. Cash and Cash Equivalents

	At December 31,
	2012	2013
Current account	17,014,307	66,867,666
Time deposits	93,113,328	28,782,037
Ship management client accounts	850,680	8,148,219

Total	110,978,315	103,797,922

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management.

Included in $66,867,666 (current account) there is an amount of $3,089,902 kept in a retention account as of December 31, 2013 (2012: $3,329,874) relating to the next installment and interest due for the loan facilities of GAS-two Ltd. and GAS-three Ltd. (Note 11).

7. Trade and Other Receivables

An analysis of the trade and other receivables is as follows:

	At December 31,
	2012	2013
Trade receivables	65,548	3,830,874
VAT receivable	280,715	362,392
Accrued income	1,867,598	1,859,878
Other receivables	217,991	1,203,390

Total	2,431,852	7,256,534

As of December 31, 2012 and 2013, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

8. Other non-current assets

An analysis of other non-current assets is as follows:

	At December 31,
	2012	2013
Accrued revenue from straight-line revenue recognition	1,272,519	2,221,172
Cash collaterals on swaps	2,356,000	—
Guarantee claims	359,704	155,183
Other guarantees	82,848	281,965

Total	4,071,071	2,658,320

9. Share Capital

GasLog’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

As of December 31, 2012 and 2013, the issued and outstanding share capital consisted of 62,863,166 common shares, par value $0.01 per share.

10. Management of Capital

The Group’s net capital comprises of share capital, contributed surplus, accumulated deficit/retained earnings, equity-settled employee benefits reserve and other reserves including cash flow hedging reserve. At December 31, 2012 and 2013, the Group had equity of $603,271,391 and $639,533,060, respectively.

The Group’s objectives when managing net capital are to provide an optimal return to shareholders over the short to medium term whilst ensuring the protection of its assets by minimizing risk. The Group seeks to achieve its objectives by managing its financial risks.

11. Borrowings

	At December 31,
	2012	2013
Amounts due within one year	26,482,891	104,751,184
Less: unamortized deferred loan issuance costs	(729,548)	(4,430,786)

Loans—current portion	25,753,343	100,320,398

Amounts due after one year	229,176,900	1,033,487,523
Less: unamortized deferred loan issuance costs	(662,010)	(18,733,985)

Loans—non-current portion	228,514,890	1,014,753,538

Total	254,268,233	1,115,073,936

Bank Loans- secured

(a) Danish Ship Finance A/S loan

In March 2008, GAS-one Ltd. entered into a bank loan facility of up to $174,033,000 with Danish Ship Finance A/S in order to partially finance the construction of an LNG vessel. On March 9, 2012, GAS-one Ltd. entered into an amending and restating agreement with Danish Ship Finance A/S. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd. The balance outstanding as of December 31, 2013 was $136,152,394 (2012: $145,903,867) and is repayable in 26 consecutive quarterly installments of $2,062,913 together with a final balloon payment of $82,516,477 payable concurrently with the last installment in May 2020. The loan bears interest at LIBOR plus a margin. GAS-one Ltd. is also required to maintain at all times minimum liquidity of $1,500,000 and was in compliance.

(b) DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) loan

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

On March 14, 2012, GAS-two Ltd. entered into an amending and restating agreement with respect to the syndicate facility with DnB Bank ASA (formerly known as DnB Nor Bank ASA), National Bank of Greece and UBS AG. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd.

On May 17, 2013, GAS-two Ltd. signed a loan agreement with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110,000,000 and a revolving credit facility of up to $50,000,000 for the purpose of refinancing the facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG which was due to mature in March 2014 (“existing facility”) and for general corporate purposes. Total amount drawn under the term loan and the revolving credit facility should not exceed 72.5% of the vessel’s value. The revolving credit facility is available for drawing on a fully revolving basis in minimum amounts of $5,000,000 until three months prior to the maturity date in May 2018. On May 28, 2013, GAS-two Ltd. drew down $110,000,000 from the term loan facility and repaid the outstanding amount of the existing facility of $101,443,442. On September 25, 2013, GAS-two Ltd. drew down $39,493,750 from the revolving credit facility that is outstanding as of December 31, 2013 and is classified under current liabilities. The balance outstanding as of December 31, 2013 of the term loan was $105,000,000 and is repayable in 18 consecutive quarterly installments of $2,500,000 together with a final balloon payment of $60,000,000 payable concurrently with the last installment in May 2018.

(c) DnB Bank ASA and Export-Import Bank of Korea

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500,000 with DnB Bank ASA and the Export-Import Bank of Korea for the purpose of financing two newbuilding vessels. The agreement provides for two tranches that were drawn on January 18, 2013 and March 19, 2013 for the financing of the GasLog Shanghai and the GasLog Santiago, respectively. The balance outstanding as of December 31, 2013 was $260,468,720. Each tranche is repayable in 45 consecutive quarterly installments of $2,005,208 together with a final balloon payment of $40,000,000 payable concurrently with the last installment in 2025. However, the lenders have a put option giving them the right to request full repayment in 2018. The loan bears interest at LIBOR plus a margin. Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date and was in compliance.

(d) Credit Suisse AG

On January 18, 2012 GAS-seven Ltd. entered into a loan agreement up to $144,000,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provides for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. The balance outstanding as of December 31, 2013 was $144,000,000 and is repayable in 28 consecutive quarterly installments of $2,000,000 together with a final balloon payment of $88,000,000 payable concurrently with the last installment in 2020. The loan bears interest at LIBOR plus a margin.

(e) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International

PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provides for two equal tranches that were drawn on May 24, 2103 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen. The balance outstanding as of December 31, 2013 was $270,889,706. The first and the second tranches are repayable in 22 and 23 quarterly installments, respectively together with a final balloon payment of $89,617,647 payable concurrently with the last installments in 2019. The loan bears interest at LIBOR plus a margin. Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date and was in compliance.

(f) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)–Undrawn Facility

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement for a senior secured credit facility of up to $435,000,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels. The loan agreement provides for three tranches, to be drawn upon delivery of each newbuilding vessel. Each tranche is repayable in 28 consecutive quarterly installments beginning three months from the delivery date of the applicable vessel, with balloon payments equal to $87,280,000, $89,160,000 and $89,160,000 due with the final installments. Amounts drawn will bear interest at LIBOR plus a margin.

(g) Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.

On September 25, 2013, GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000,000 to partially finance the acquisition of the GasLog Chelsea drawn on September 26, 2013. In October 2013, Citibank International Plc., the existing lender of the GAS-fifteen Ltd. facility transferred $50,000,000 of the outstanding facility to DVB Bank America N.V. There was no other change to the terms of the original agreement. The balance outstanding as of December 31, 2013 was $100,000,000 and is repayable in ten semi-annual installments of $3,335,000 together with a final balloon payment of $66,650,000 payable concurrently with the last installment in 2018. The loan bears interest at LIBOR plus a margin.

The carrying amount of the Group’s bank debt recognized in the consolidated financial statements approximates its fair value.

Securities covenants and guarantees

The obligations under the aforementioned facilities are or with respect to the undrawn facility will be secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities includes customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and any negative marked-to market value arising under any hedging transaction. The Group was in compliance with the required minimum security coverage as of December 31, 2013.

Senior Unsecured Notes

On June 27, 2013, GasLog issued a senior unsecured bond of NOK 500,000,000 (or $83,206,216 based on the exchange rate on June 27, 2013) that will mature on June 27, 2018 (the “Bond”). The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the Bond, net of unamortized financing costs, as of

December 31, 2013 is $79,777,072 while its fair value is $83,072,500 based on a NOK/USD exchange rate of 0.1645 as of December 31, 2013. GasLog may redeem the Bond in whole or in part as follows (Call Option): (a) with settlement date at any time from June 27, 2016 to but not included June 27, 2017 at 105.00% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

Corporate guarantor financial covenants

GasLog, as corporate guarantor for all the loan facilities listed above, is subject to specified financial covenants on a consolidated basis. GasLog Carriers Ltd. is not subject to any financial covenants. In June and July 2013, GasLog, as corporate guarantor for all the loan facilities entered into supplemental agreements with all the respective banks whereby the ratio of total indebtedness divided by total capitalization was amended to a maximum percentage of 75% from 65% that was initially agreed. A total amendment fee of $1,499,768 was paid.

The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be positive;

(ii)	total indebtedness divided by total capitalization must not exceed 75%;

(iii)	beginning on December 31, 2013, the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

(iv)	beginning on December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000 after the first drawdown;

(v)	GasLog is permitted to pay dividends, provided that the Group holds unencumbered cash equal to at least 4% of its total indebtedness; and

(vi)	the Group’s market value adjusted net worth must at all times exceed $350,000,000.

The credit facilities also impose certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, without repaying all of the Group’s indebtedness in full, or to allow the Group’s controlling shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Ltd. as issuer of the Bond is required to comply with the financial covenants (ii), (iii), (iv) and (vi) listed above. In addition GasLog is not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of its shares or undertake other similar transactions (including, but not limited to total return swaps related to shares in the issuer), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to its shareholders (items (i)-(iii) collectively referred to as the (“Distributions”)) that in aggregate exceed during any calendar year 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any un-utilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, for the years 2013 and 2014, the issuer may make Distributions up to a maximum of 60 cent per share per annum subject to the issuer, immediately after such Distributions, maintaining consolidated free liquidity of not less than (i) USD 20,000,000 and (ii) four per cent of total indebtedness. Any net profit of a Group Company related to sale of assets shall in any event not form basis for any Distributions.

Compliance with the loan financial covenants is required on a semi-annual basis while compliance for the Bond covenants is required at all times. The Group was in compliance as of December 31, 2013.

Loan Repayment Schedule

The maturity table below reflects the principal repayments of the loans outstanding as of December 31, 2013 based on the repayment schedule of the respective loan facilities (as described above):

At December 31, 2013
Not later than one year	104,751,184
Later than one year and not later than three years	130,514,868
Later than three year and not later than five years	514,659,405
Later than five years	388,313,250

Total	1,138,238,707

The weighted average interest rate for the outstanding loan facilities as of December 31, 2013 was 3.36% (2012: 3.89%) excluding the fixed interest rate for the interest rate swaps that hedge accounting is not applicable (Note 21).

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2012	2013
Social contributions	979,186	1,167,487
Unearned revenue	4,762,967	14,235,683
Accrued legal and professional fees	706,375	1,054,012
Accrued board of directors’ fees	432,500	327,500
Accrued employee costs	4,225,453	4,291,980
Accrued crew costs	151,929	1,260,267
Other accruals	723,435	1,003,929
Accrued financing cost	1,921,362	2,349,903
Accrued interest	1,191,276	4,580,899

Total	15,094,483	30,271,660

Unearned revenue represents charter hire received in December 2013 relating to January 2014, for 6 vessels (2012: 2 vessels).

13. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2011	2012	2013
Employee costs	3,996,550	4,998,953	5,177,855
Crew wages	5,619,401	5,942,339	16,079,011
Technical maintenance expenses	1,323,874	1,683,262	5,496,130
Provisions and stores	532,923	587,706	1,965,508
Insurance expenses	801,904	729,451	1,864,481
Brokers’ commissions	292,100	291,900	1,384,745
Bunkers consumption	—	—	1,476,117
Other operating expenses	379,309	412,796	1,475,073

Total	12,946,061	14,646,407	34,918,920

14. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2011	2012	2013
Employee costs	8,643,153	10,995,827	13,276,175
Board of directors’ fees	572,500	865,000	1,266,340
Expense recognized in respect of equity-settled share-based payments	3,991,673	3,167,652	492,822
Rent and utilities	1,180,218	1,193,638	1,167,040
Travel and accommodation	269,868	1,320,293	1,202,224
Legal and professional	1,069,093	2,081,900	2,928,645
Other expenses	270,090	755,780	1,263,678

Total	15,996,595	20,380,090	21,596,924

15. Net Financial Income and Costs

	For the year ended December 31,
	2011	2012	2013
Financial income
Interest income	41,679	1,174,361	410,974

Total financial income	41,679	1,174,361	410,974

Financial costs
Amortization of deferred loan issuance costs	708,151	725,528	3,620,237
Interest expense on loans and realized loss on cash flow hedges	8,772,063	10,780,678	20,783,517
Interest expense on Bond and realized loss on CCSs	—	—	3,203,758
Financial costs—bank commissions	151,048	163,356	243,888

Total	9,631,262	11,669,562	27,851,400

16. Contingencies

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

17. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and due from related parties

	At December 31,
	2012	2013
Dividends receivable from associate (Note 4)	750,000	750,000
Commission for newbuildings	—	1,715,313
Other receivables	109,121	10,809

Total	859,121	2,476,122

Pursuant to a commission agreement with Samsung, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. The outstanding receivable as of December 31, 2013 is $1,715,313 (2012: nil).

The other receivables due from related parties of $10,809 (2012: $109,121) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Current Liabilities

	At December 31,
	2012	2013
Ship management creditors	353,695	281,692
Amounts due to related parties	121,663	122,786

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $122,786 (2012: $121,663) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2011, 2012 and 2013:

	Company	Details	Statement of income account	2011	2012	2013
(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	719,500	806,340	713,555
(b)	Ceres Marine Partners	Consultancy	Revenues	45,000	—	—
(c)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	570,283	652,571	686,823
(c)	Nea Dimitra Property	Internet line	General and administrative expenses	22,480	6,950	—
(d)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	539,300	168,912	26,984
(e)	Seres S.A.	Catering	General and administrative expenses	135,658	137,422	150,752
(e)	Seres S.A.	Consultancy services	General and administrative expenses	87,829	81,820	53,486
(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	28,000	56,000	86,356
(g)	Ceres Shipping	Employees Incentive Scheme	General and administrative expenses	238,000	—	—
(h)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	—	29,545	35,899
(h)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	—	665,832	133,881

(a)

One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)

The Group received consulting fees from Ceres Marine Partners Ltd., a company under common control with the Group, in respect of services provided to Ceres Marine Partners by members of GasLog’s management team. This agreement was terminated in September 30, 2011.

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

(d)

Through the subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. The Group pays Ceres Monaco S.A.M. Euro 36,850 per month for the office space (Euro 27,000 until September 30, 2011 and Euro 31,850 until December 31, 2011), which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner. The amount changed in the year ended December 31, 2013 relates to reimbursement of some expenses paid by Ceres Monaco S.A.M. on behalf of the GasLog Monaco S.A.M.

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

(g)

In May 2009, Ceres Shipping provided a promissory letter to GasLog LNG Services Ltd., relating to the funding of an employee incentive program established for key employees of GasLog LNG Services Ltd. Pursuant to the promissory letter, Ceres Shipping undertakes the responsibility to contribute to GasLog LNG Services Ltd. an amount equal to 2.8% of all dividends declared by GasLog. These contributions from Ceres Shipping are in turn distributable to key employees of GasLog LNG Services Ltd. through its wholly owned subsidiary, Ceres LNG Services Employee Incentive Scheme Ltd. This promissory letter was effective until August 31, 2012. The contribution by Ceres Shipping for the year ended December 31, 2011 was $238,000 and has been recorded as a non-cash capital contribution by owners of the Group and a charge to General and administrative expense.

(h)	Seaflight Aviation Limited and Chartwell Management Inc. are entities controlled by the Livanos family, which provide travel services to GasLog’s directors and officers.

Pursuant to a commission agreement with Samsung, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, as of December 31, 2013 these handling fees amounted to $70,095 (2012: $13,175).

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	For the year ended December 31,
	2011	2012	2013
Remuneration	4,129,409	4,275,814	4,978,904
Short-term benefits	203,963	126,931	117,703
Expense recognized in respect of equity-settled share based payments	3,086,737	2,262,716	349,166

Total	7,420,109	6,665,461	5,445,773

Peter G. Livanos, served as our chief executive officer for the period January 7, 2012 until January 8, 2013 and received a nominal salary of one euro.

In July 2011, GasLog’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels (the GasLog Shanghai and the GasLog Santiago). The special bonus is directly related to the services provided by these key members of management during the vessel construction contract negotiations phase and is not related to any other services provided to the Group by these key members of management. The special bonus therefore represents an employee benefit directly attributable to the construction of the vessels and it is included in Vessels. A portion of the special bonus was accelerated and paid in January 2012, in connection with the resignation of GasLog’s former chief executive officer. A total amount of $1,672,000 was paid during the year ended December 31, 2013 (2012: $1,843,000). As of December 31, 2013, there are no outstanding obligations in respect of the special bonus (2012: $1,672,000).

18. Share-Based Payments

Pre IPO Incentive Plan

On January 1, 2010, GasLog granted its manager and subsidiary manager shares to its key management personnel, including executives and senior employees (the “Beneficiaries”) of GasLog (2,541,602 manager shares) and GasLog LNG Services Ltd. (859,894 subsidiary manager shares) in order for the Beneficiaries to have a strong incentive to perform their responsibilities under their respective contracts of employment. In accordance with the terms of the grant, the Beneficiaries had full voting, participation in earnings and dividend rights, but they could not sell, assign, transfer or otherwise dispose of in whole or in part, any of the legal title or beneficial ownership of the shares issued to the Beneficiary or his nominee, until the completion of the IPO.

On August 25, 2011, 391,510 manager shares of GasLog were converted into common A shares and were transferred to a third party. This transaction resulted in an accelerated vesting for these shares. As a result of the accelerated vesting, the Group recognized $412,018 of additional compensation in the year ended December 31, 2011. In January 2012 the former chief executive officer of GasLog, Jeppe Jensen, resigned from his executive position and his position on the board of directors. In connection with his resignation, GasLog entered into a separation agreement with Mr. Jensen pursuant to which the 801,346 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings Ltd. Immediately prior to the completion of the IPO on April 4, 2012, all outstanding manager shares and subsidiary manager shares vested immediately and were converted into common shares.

Both conversions resulted in the accelerated recognition of $1,794,656 of compensation expense, which was charged to earnings in 2012.

Omnibus Incentive Compensation Plan

On May 17, 2013, GasLog granted to executives, managers and certain employees of GasLog and GasLog LNG Services Ltd., Restricted Stock Units (“RSU”) and Stock Appreciation Rights (“SAR”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

The grant date was determined to be May 17, 2013, being the date the Group provided each concerned employee with the relevant agreements, which include information about the grant date, vesting and exercise periods, number of RSUs and SARs awarded, the exercise price in the case of SARs, and other information and which were signed by the employee as evidence of acceptance.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled as the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	64,792	May 17, 2013	April 29, 2016	n/a	11.95
SARs	352,943	May 17, 2013	April 29, 2023	13.26	2.3753

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the

IPO. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs is set out below:

Inputs into the model
Grant date share closing price	$13.26
Exercise price	$13.26
Expected volatility	29.31%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	1.08%

The fair value of the RSUs was determined by using the grant date closing price of $13.26 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.4% for the three years until the expiry of the RSUs which resulted in a fair value of $11.95 per RSU.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
RSUs
Granted during the period	64,792	—	—	774,264

Outstanding as of December 31, 2013	64,792	—	2.33	774,264

SARs
Granted during the period	325,943	13.26	—	774,215

Outstanding as of December 31, 2013	325,943	13.26	2.33	774,215

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2013 is $492,822 (2012: $3,167,652 and 2011: $3,991,673).

19. Commitments

(a)	At December 31, 2012 and 2013 the Group had the following commitments as lessee relating to buildings under operating leases:

	At December 31,
	2012	2013
Not later than one year	616,171	644,198
Later than one year and not later than three years	1,043,008	476,647
Later than three years and not later than five years	29,073	—

Total operating lease commitment	1,688,252	1,120,845

(b)	Commitments relating to the vessels under construction (Note 5) at December 31, 2012 and 2013 payable to Samsung were as follows:

	At December 31,
	2012	2013
Not later than one year	820,125,000	376,950,000
Later than one year and not later than three years	516,250,000	897,856,000

Total vessel construction commitment	1,336,375,000	1,274,806,000

(c)	Future gross minimum charter hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2012 and December 31, 2013 (Note 5) are as follows:(1)

	At December 31,
	2012	2013
Not later than one year	56,077,771	195,770,918
Later than one year and not later than three years	106,178,589	351,715,796
Later than three years and not later than five years	21,563,245	215,899,916
Later than five years	—	114,635,064

Total future gross minimum charter hire	183,819,605	878,021,694

(1)

Vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for. For time charters that have charter hire rates at prevailing market rates, revenue calculations include an estimate of the amount of the operating cost component.

GasLog has issued performance guarantees in favor of Samsung for the outstanding commitments relating to the vessels under construction.

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2013 (Note 5). For these vessels, the following charter party agreements have been signed:

•

On May 11, 2011, GAS-eight Ltd. signed time charter agreement whereby the vessel will be time chartered out for the period from their delivery for seven years, with charterer options to extend the agreement for additional periods.

•

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. signed time charter agreements with a subsidiary of BG Group for the employment of the vessels for ten years starting from the date of their delivery, with charterer options to extend the agreements for additional periods.

•

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. signed time charter agreements with a subsidiary of BG Group for the employment of the vessels for seven years starting from the date of their delivery, with charterer options to extend the agreements for additional periods.

(d)	Other Guarantees

As of December 31, 2013, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250,000 (2012: $1,250,000) to third parties relating to the satisfactory performance of its ship management activities;

•	$894,766 (2012: $661,382) relating to the social security fund for Greek seamen; and

•

Bank guarantee of $20,000 (2012: $20,000) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

20. Financial Risk Management

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

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. The Group uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2013, the Group has hedged 64.83% of its variable rate interest exposure relating to its existing and undrawn loan facilities and Bond by swapping the variable rate for a fixed rate (2012: 62.34%).

The fair value of the interest rate swaps at December 31, 2013 was estimated as a loss of $5,725,653 (2012: $31,328,456). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 21) amounting to $6,082,906 gain (2012: $15,992,827 loss and 2011: $431,533 loss) was recognized directly in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate and cross currency swaps would have amounted to approximately $4,519,765 (2012: 3,806,220). This amount would have affected the other comprehensive income by $1,525,944 (2012: $3,030,543) and the gain/(loss) on swaps by $2,993,821 (2012: 775,677). During the year ended December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $221,198 (2012: $119,104 and 2011: $216,280).

Other price risk: The decrease in the market value of shares of Egypt LNG Shipping Ltd. in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values could negatively impact the value of investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group has entered into cross currency swaps (Note 21) to hedge its currency exposure from the Bond. In addition, management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2013 by $4,117,908, based upon our expenses during the year (2012: $2,653,310 and 2011: $2,017,298).

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

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2013
Trade and other accounts payable	—	3,155,702	1,763,547	815,424	—	—	5,734,673
Due to related parties	—	106,186	16,600	—	—	—	122,786
Other payables and accruals	—	18,997,392	8,935,082	2,339,186	—	—	30,271,660
Other non-current liabilities	—	—	—	—	—	641,317	641,317
Variable interest loans	2.71%	2,292,234	59,843,497	66,441,667	646,950,072	398,980,644	1,174,508,114
Bond	—	—	1,478,067	4,516,596	103,223,989	—	109,218,652

Total	—	24,551,514	72,036,793	74,112,873	750,174,061	399,621,961	1,320,497,202

December 31, 2012
Trade and other accounts payable	—	1,359,687	389,675	44,938	—	—	1,794,300
Due to related parties	—	121,663	—	—	—	—	121,663
Other payables and accruals	—	7,762,261	2,945,761	4,386,461	—	—	15,094,483
Other non-current liabilities	—	—	—	—	1,446,375	592,251	2,038,626
Variable interest loans	2.40%	4,434,438	3,800,150	23,393,854	136,090,325	107,690,868	275,409,635

Total	—	13,678,049	7,135,586	27,825,253	137,536,700	108,283,119	294,458,707

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

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2013
Interest rate swaps	855,948	2,037,709	11,056,285	2,072,871	(11,473,525)	4,549,288
Cross current swaps	—	73,677	272,030	2,531,483	—	2,877,190

Total	855,948	2,111,386	11,328,315	4,604,354	(11,473,525)	7,426,478

December 31, 2012
Interest rate swap	—	968,105	5,554,056	28,332,854	(3,105,682)	31,749,333

Total	—	968,105	5,554,056	28,332,854	(3,105,682)	31,749,333

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

	At December 31,
	2012	2013
Cash	110,978,315	103,797,922
Short-term investments	104,674,150	4,500,000
Trade and other receivables	2,431,852	7,256,534

For the three years ended December 31, 2013, the Group’s revenue was mainly earned from one customer and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparty. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2013. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counter parties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

21. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	At December 31,
	2012	2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	—	95,977
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	9,048,857

Total	—	9,144,834

Derivative financial instruments, non–current asset	—	9,144,834

Total	—	9,144,834

The fair value of the derivative liabilities is as follows:

	At December 31,
	2012	2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	26,709,404	5,526,117
Cross currency swaps	—	2,282,376
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,619,052	9,344,370

Total	31,328,456	17,152,863

Derivative financial instruments, current liability	7,144,738	14,235,286
Derivative financial instruments, non–current liability	24,183,718	2,917,577

Total	31,328,456	17,152,863

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-

month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2012	December 31, 2013
GAS-one Ltd.(3)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	67,744,111	—
GAS-one Ltd.(3)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	78,159,756	—
GAS-one Ltd.(3)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	—	—
GAS-two Ltd.	DNB bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	—	34,166,667
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	—	34,166,667
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018	1.69%	—	34,166,667
GAS-three Ltd.(3)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	96,250,000	—
GAS-four Ltd.(3)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	96,250,000	—
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	58,235,293
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	72,794,117
GAS-six Ltd.(3)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	63,500,000	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	75,000,000	73,897,059
GAS-seven Ltd.(3)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000,000	—

						719,903,867	307,426,470

(1)	Skandinavinska Enskilda Banken AB (publ)

(2)	Commonwealth Bank of Australia

(3)

In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The cumulative loss of $11,601,190 from the period that the hedges were effective will be recycled to the profit or loss in the same manner as the hedged item will affect profit or loss, (i.e., amortized until the maturity of the hedging transaction). The amount that was reclassified to profit or loss for the year ended December 31, 2013 is $2,292,972.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013 with the exception of the seven agreements for which the effectiveness criteria were not met as mentioned above.

For the swaps with Danish Ship Finance that was signed in June 2013, there was a loss recognized at inception of $317,440 which was charged against earnings and is presented in the consolidated statement of profit or loss under (Loss)/gain on swaps which included fees and evidence that the respective transaction prices exceeded the valuation based on observable market data. For the four swap agreements entered into by the Group during the year ended December 31, 2012, there was a loss of $2,060,253 recognized on inception, charged against earnings which is included in (Loss)/gain on swaps.

For the year ended December 31, 2013, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $6,082,906 gain has been recognized in Other comprehensive income (December 31, 2012: $15,992,827 loss). The gain of $8,820 relating to the ineffective portion was recognized during the year ended December 31, 2013, in the profit or loss under (Loss)/gain on swaps (December 31, 2012: $104,010 loss).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2012	December 31, 2013
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000,000	14,000,000
GAS-one Ltd.(1)(2)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	—	—
GAS-one Ltd.(1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	—	72,935,860
GAS-one Ltd.	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	—	63,216,356
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	90,234,360
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	—	90,234,360
GAS-six Ltd.(1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	—	62,566,176
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	—	108,000,000

						143,000,000	630,187,112

(1)	These interest rate swaps qualified for hedge accounting in December 2012.

(2)	The swap matured in August 2013 and thus there is no notional amount as of December 31, 2013.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of December 31, 2013 amounted to a net gain of $19,828,517 (December 31, 2012: $4,619,052 loss), which was recognized against earnings in the period incurred and is included in (Loss)/gain on swaps.

Cross currency swap agreements (“CCS”)

In June, 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the Bond (Note 11) thereby hedging the variability of the USD functional currency equivalent cash flows on the Bond. The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2012	December 31, 2013
GasLog	DNB bank ASA	June 2013	June 2013	June 2018	7.40%	—	27,731,559
GasLog	SEB	June 2013	June 2013	June 2018	7.41%	—	27,731,559
GasLog	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	—	27,743,098

						—	83,206,216

For the year ended December 31, 2013, the effective portion of changes in the fair value of CCSs amounting to $2,282,376 loss has been recognized in Other comprehensive income. The effect in Other comprehensive income from the translation of the Bond in U.S. Dollars as of December 31, 2013 was a gain of $972,080.

An analysis of (Loss)/gain on swaps is as follows:

	For the year ended December 31,
	2011	2012	2013
Inception loss for cash flow hedges	(2,455,998)	(2,060,253)	(317,440)
Unrealized (loss)/ gain on interest rate swaps held for trading	—	(4,619,052)	19,828,517
Realized loss on interest rate swaps held for trading	—	—	(5,729,207)
Net change in fair value of cash flow hedges reclassified to profit or loss	—	—	(2,292,972)
Ineffective portion of cash flow hedges	(269,376)	(104,010)	8,820

Total	(2,725,374)	(6,783,315)	11,497,718

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are mainly based on market observable data for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 are based on the degree to which the fair value is observable:

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

22. Taxation

Under the laws of the countries of the Group’s domestication/incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the consolidated statement of income.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as GasLog, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Group qualified for this exemption in 2011. For 2012 and 2013 the Group did not qualify for this exemption, however the effect on the results is insignificant.

23. Segment Reporting

The Group’s chief operating decision maker (the “CODM”) is the Chief Executive Officer who reviews the results of the operating segments when making decisions about allocating resources and assessing performance. The segments are: (1) vessel ownership and (2) vessel management.

As of December 31, 2013, the vessel ownership segment consisted of seven LNG carriers operating on long-term, fixed rate time charter contracts and one LNG carrier operating on spot market, seven newbuildings on order at Samsung Heavy Industries Shipyard and the Group’s participation in Egypt LNG Shipping Ltd. (Note 4). As of December 31, 2012, the vessel ownership segment consisted of two LNG carriers operating on long-term, fixed rate time charter contracts, installments paid for the vessels under construction and the Group’s participation in Egypt LNG Shipping Ltd.

As of December 31, 2013, the vessel management segment managed a total of 20 vessels, 8 of which were vessels owned by the Group and included in vessel ownership segment and the remaining 12 of which were owned by external customers, one of which is a related party. During the year ended December 31, 2013, the vessel management segment had construction supervision projects for an average of 4.2 vessels owned by the Group. As of December 31, 2012, the vessel management segment managed a total of 14 vessels, 2 of which were vessels owned by the Group and included in vessel ownership segment and the remaining 12 of which were owned by external customers, one of which is a related party. During the year ended December 31, 2012, the vessel management segment had construction supervision projects for an average of 4.6 vessels. The segment results are evaluated by CODM based on the operating efficiency and the profit earned by the managed vessels.

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

Unallocated items primarily comprise assets and liabilities as well as financial income and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities.

Transactions with the other segments are based on various existing service agreements and are eliminated on consolidation. Eliminations primarily comprise of revenue earned by the vessel management segment which are operating costs of the vessel ownership segment and of intercompany receivables/payables between these two segments and elimination of intercompany profit/loss capitalized as vessel costs for construction supervision services provided by the vessel management segment.

The Group considers the global market as a whole, as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide geographical information on revenue from external customers or non-current assets. Consequently, it is not possible to provide such information.

The following tables include revenues and results for these segments for the years presented in these financial statements:

	As of and for the year ended December 31, 2013
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	145,408,992	11,830,704	—	—	157,239,696
Inter-segment revenues	—	9,232,547	—	(9,232,547)	—
Vessel operating and supervision costs	(32,417,954)	(8,390,414)	—	5,889,448	(34,918,920)
Depreciation of fixed assets	(28,822,093)	(338,083)	(161,772)	—	(29,321,948)
General and administrative expenses	(2,171,768)	(7,730,331)	(13,064,325)	1,369,500	(21,596,924)

Profit/(loss) from operations	81,997,177	4,604,423	(13,226,097)	(1,973,599)	71,401,904

Financial costs	(24,338,760)	(48,405)	(3,464,235)	—	(27,851,400)
Financial income	73,214	666	337,094	—	410,974
Gain on interest rate swaps	11,497,718	—	—	—	11,497,718
Share of profit of associate	1,470,120	—	—	—	1,470,120

Profit/(loss) for the period	70,699,469	4,556,684	(16,353,238)	(1,973,599)	56,929,316

Statement of financial position as of December 31, 2013
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,326,264	—	—	—	6,326,264
Total assets	1,746,174,569	24,082,101	152,984,096	(106,562,252)	1,816,678,514
Total liabilities	1,175,613,909	15,031,768	89,617,246	(103,117,469)	1,177,145,454
Other information for the year ended December 31, 2013
Expenditure on long-lived assets	1,036,763,085	184,786	161,692	(1,973,599)	1,035,135,964
	As of and for the year ended December 31, 2012
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of profit or loss
Revenues from external customers	56,280,836	12,261,251	—	—	68,542,087
Inter-segment revenues	—	4,832,881	—	(4,832,881)	—
Vessel operating and supervision costs	(10,778,149)	(7,768,907)	—	3,900,649	(14,646,407)
Depreciation of fixed assets	(12,617,272)	(313,098)	(134,528)	—	(13,064,898)
General and administrative expenses	(145,602)	(7,754,704)	(12,479,784)	—	(20,380,090)

Profit/(loss) from operations	32,739,813	1,257,423	(12,614,312)	(932,232)	20,450,692

Financial costs	(11,592,956)	(55,150)	(21,456)	—	(11,669,562)
Financial income	136,377	(18)	1,038,002	—	1,174,361
Loss on interest rate swaps	(6,783,315)	—	—	—	(6,783,315)
Share of profit of associate	1,078,057	—	—	—	1,078,057

Profit/(loss) for the period	15,577,976	1,202,255	(11,597,766)	(932,232)	4,250,233

Statement of financial position as of December 31, 2012
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,856,144	—	—	—	6,856,144
Total assets	707,385,889	11,762,739	247,331,691	(57,712,487)	908,767,832
Total liabilities	348,527,852	6,060,129	7,149,756	(56,241,296)	305,496,441
Other information for the year ended December 31, 2012
Expenditure on long-lived assets	109,555,300	243,438	427,616	(932,232)	109,294,122

	As of and for the year ended December 31, 2011
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	55,756,426	10,714,393	—	—	66,470,819
Inter-segment revenues	—	2,577,946	—	(2,577,946)	—
Vessel operating and supervision costs	(10,099,730)	(4,692,619)	—	1,846,288	(12,946,061)
Depreciation of fixed assets	(12,612,418)	(148,721)	(66,145)	—	(12,827,284)
General and administrative expenses	(1,141,502)	(6,049,858)	(9,609,934)	804,699	(15,996,595)

Profit/(loss) from operations	31,902,776	2,401,141	(9,676,079)	73,041	24,700,879

Financial costs	(9,573,023)	(46,540)	(11,699)	—	(9,631,262)
Financial income	33,582	8,097	—	—	41,679
Loss on interest rate swaps	(2,725,374)	—	—	—	(2,725,374)
Share of profit of associate	1,311,970	—	—	—	1,311,970
Gain on disposal of subsidiaries	—	—	24,786	—	24,786

Profit/(loss) for the period	20,949,931	2,362,698	(9,662,992)	73,041	13,722,678

Statement of financial position as of December 31, 2011
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,528,087	—	—	—	6,528,087
Total assets	580,799,328	7,361,882	24,359,209	(5,507,715)	607,012,704
Total liabilities	310,582,577	3,796,932	5,378,561	(3,158,887)	316,599,183
Other information for the year ended December 31, 2011
Expenditure on long-lived assets	90,860,822	516,496	383,680	73,041	91,834,039

Revenues from the vessel management segment earned from external customers are broken down as follows:

	For the year ended December 31,
	2011	2012	2013
Management fees and other income	10,312,228	10,314,756	9,856,800
Project income	402,165	1,946,495	1,973,904

Total	10,714,393	12,261,251	11,830,704

The following table presents revenues and percentage of revenues of both the vessel ownership and the vessel management segment for customers that accounted for more than 10% of each segment revenues during any of the periods presented.

Customer	2011		2012		2013
Major customer	65,541,984	99%	66,799,034	97%	142,657,041	91%

24. Earnings per share

Basic earnings per share (“EPS”) was calculated by dividing the net profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the year. Manager shares and subsidiary manager shares contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were participating securities and, thus, are included in the two-class method of computing basic earnings per share for 2012 and 2011. In 2013, there were no participating securities as the manager shares and subsidiary manager shares were converted to common shares prior to the completion of the IPO.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31,
	2011	2012	2013
Basic earnings per share
Profit for the year attributable to owners of the Group	14,039,651	4,250,233	56,929,316
Less: Undistributed gain allocated to manager shares and subsidiary manager shares	1,201,919	45,110	—

Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	12,837,732	4,205,123	56,929,316
Weighted average number of shares outstanding, basic	35,837,297	56,093,775	62,863,665

Basic earnings per share	0.36	0.07	0.91

Diluted earnings per share
Profit for the year attributable to owners of the Group used in the calculation of diluted EPS	14,039,651	4,250,233	56,929,316
Weighted average number of shares outstanding, basic	35,837,297	56,093,775	62,863,665
Dilutive potential ordinary shares	3,264,199	601,744	—
Weighted average number of shares used in the calculation of diluted EPS	39,101,496	56,695,519	62,863,665

Diluted earnings per share	0.36	0.07	0.91

The Group excluded the dilutive effect of 325,943 SARs and 64,792 RSUs in calculating diluted EPS for the year ended December 31, 2013, as they were anti-dilutive.

25. Subsequent Events

In January 2014, GasLog signed an agreement with Methane Services Ltd. (“MSL”), an affiliate of BG Group, to purchase three LNG carriers from MSL’s fleet and to charter those ships back to MSL for six-year initial terms. MSL also has the option to extend the term of the time charters for two of the ships for a period of either three or five years at its election. The ships to be acquired will be nominated by MSL from an agreed group of six sister ships built at Samsung in 2006 and 2007. GasLog supervised the construction of all six ships and has provided technical management for them since delivery. The aggregate cost to GasLog for the ships is expected to be approximately $468 million. Each LNG carrier to be acquired is a modern, steam powered and has a cargo capacity of 145,000 cubic meters.

In February 2014, GasLog Partners L.P. (the “MLP”), a subsidiary of the Company, made a confidential submission to the United States Securities and Exchange Commission (“SEC”) of a draft registration statement on Form F-1 for an initial public offering of units in a MLP formed to own certain of GasLog’s LNG carriers with multi-year charters. The proceeds of the offering would principally be used to reduce indebtedness. Completion of the initial public offering is subject to further Board authorization as well as completion of the SEC review process.

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. GasLog also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. Following the aforementioned equity raising, Mr Peter G. Livanos beneficially owns 42.3% of GasLog’s common shares.

In connection with the acquisition of the three ships from MSL, GasLog has obtained commitments from Citibank, N.A. London Branch for a $325.5 million of debt financing with a two year maturity and a short-term bridge loan facility for up to $100.0 million. However, as a result of the funds raised from the equity offering noted above, the bridge loan facility was cancelled.

On February 27, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on March 25, 2014 to shareholders of record as of March 10, 2014.