Form 20-F
period 2014-12-31
GasLog Ltd.
filed 2015-03-26
CIK 1534126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd.

(Exact name of Company as specified in its charter)

Not Applicable
(Translation of Company’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive offices)

Nicola Lloyd, General Counsel
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

As of December 31, 2014, there were 80,493,126 common shares of the Company’s common stock outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☒ No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to:

•

“GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries (including GasLog Partners LP) or their predecessors, or to such entities collectively;

•

“GasLog Partners” or the “Partnership”, refer to GasLog Partners LP, a master limited partnership formed by GasLog to own, operate and acquire liquefied natural gas, or “LNG”, carriers under long-term charters, or any one or more of GasLog Partners’ subsidiaries;

•	the “general partner” refer to GasLog Partners GP LLC, the general partner of GasLog Partners;

•	“GasLog LNG Services” refer to GasLog LNG Services Ltd., our wholly owned subsidiary;

•

“our vessels” or “our ships” refer to the LNG carriers owned or controlled by the Company and its subsidiaries, including any LNG carriers owned by GasLog Partners; “our wholly owned vessels” or “our wholly owned ships” refer to the LNG carriers owned by the Company and its subsidiaries, excluding any LNG carriers owned by GasLog Partners and its subsidiaries;

•

“BG Group” refer to BG Group plc; “Methane Services” refer to Methane Services Limited, a subsidiary of BG Group; “Hyundai” refer to Hyundai Heavy Industries Co., Ltd.; “Samsung” refer to Samsung Heavy Industries Co., Ltd.; and “Shell” refer to Royal Dutch Shell plc; or, in each case, one or more of their subsidiaries or to such entities collectively;

•	“NYSE” refer to the New York Stock Exchange; and “SEC” refer to the U.S. Securities and Exchange Commission;

•	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars; and

•	“cbm” refer to cubic meters.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward- looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

ii

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

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our ability to make dividend payments;

•

our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	expiration dates and extensions of charters;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	requirements imposed by classification societies;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents summary consolidated financial and other data of GasLog Ltd. for each of the five years in the five-year period ended December 31, 2014. The summary consolidated financial data of GasLog Ltd. as of December 31, 2013 and 2014, and for each of the years in the three year period ended December 31, 2014, is derived from our audited consolidated financial statements included in “Item 18. Financial Statements”. The selected consolidated financial data as of December 31, 2010, 2011 and 2012, and for the years ended December 31, 2010 and 2011, is derived from our audited consolidated financial statements which are not included in this annual report. The selected consolidated financial data as of December 31, 2011 has been restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 and is derived from our accounting records. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars, except share and per share data)
STATEMENT OF PROFIT OR LOSS
Revenues	$39,832	$66,471	$68,542	$157,240	$328,679
Vessel operating and supervision costs	(8,644)	(12,946)	(14,646)	(34,919)	(78,470)
Depreciation of fixed assets	(6,560)	(12,827)	(13,065)	(29,322)	(70,695)
General and administrative expenses	(11,572)	(15,997)	(20,380)	(21,598)	(34,154)

Profit from operations	13,056	24,701	20,451	71,401	145,360

Financial costs	(5,046)	(9,631)	(11,670)	(27,851)	(71,579)
Financial income	121	42	1,174	411	274
(Loss)/gain on swaps	—	(2,725)	(6,783)	11,498	(24,787)
Share of profit of associate	1,460	1,311	1,078	1,470	1,497
Gain on disposal of subsidiaries	—	25	—	—	—

Total other expenses, net	(3,465)	(10,978)	(16,201)	(14,472)	(94,595)

Profit for the year	$9,591	$13,723	$4,250	$56,929	$50,765

Profit attributable to owners of the Group	$9,849	$14,040	$4,250	$56,929	$42,161
(Loss)/profit attributable to non-controlling interest	$(258)	$(317)	$—	$—	$8,604
Earnings per share, basic and diluted(1)	$0.25	$0.36	$0.07	$0.91	$0.54
Weighted average number of shares, basic(1)	35,700,000	35,837,297	56,093,775	62,863,665	78,633,820
Weighted average number of shares, diluted(1)	39,101,496	39,101,496	56,695,519	62,863,665	78,800,192
Dividends declared per share(1)(2)	$0.44	$0.22	$0.11	$0.45	$0.50

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$23,270	$20,093	$110,978	$103,798	$211,974
Short-term investments	—	—	104,674	4,500	28,103
Restricted cash	—	—	—	—	22,826
Investment in associate(3)	7,003	6,528	6,856	6,326	6,603
Tangible fixed assets(4)	450,265	438,902	426,880	1,529,720	2,809,517
Vessels under construction	18,700	109,070	217,322	120,295	142,776
Total assets	512,005	607,013	908,768	1,816,679	3,269,971
Borrowings—current portion	22,640	24,277	25,753	100,320	116,431
Borrowings—non-current portion	287,597	256,788	228,515	1,014,754	1,778,845
Share capital(1)	391	391	629	629	810
Equity attributable to owners of the Group	171,733	290,414	603,271	639,533	929,391
Non-controlling interest	9,199	—	—	—	323,646
Total equity	180,932	290,414	603,271	639,533	1,253,037

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash from operating activities	$25,633	$27,001	$24,918	$86,745	$148,288
Net cash used in investing activities	(212,806)	(86,464)	(212,621)	(935,516)	(1,386,656)
Net cash from financing activities	203,203	56,286	278,811	840,481	1,346,762

	Year Ended December 31,
	2010	2011	2012	2013	2014
FLEET DATA(5)
Number of managed ships at end of period	14	14	14	20	21
Average number of managed ships during period	10.3	14.0	14.0	16.9	20.0
Number of owned ships at end of period	2	2	2	8	16
Average number of owned ships during period	1.0	2.0	2.0	5.0	12.4
Average age of owned ships (years)	0.5	1.5	2.5	1.7	4.4
Total calendar days for owned fleet	372	730	732	1,832	4,520
Total operating days for owned fleet	372	730	732	1,808	4,392

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(6)	$21,076	$38,864	$34,594	$102,193	$217,552
Adjusted EBITDA(6)	20,859	38,738	34,047	101,617	217,172
Capital expenditures:
Payment for vessels	228,859	88,036	110,765	1,038,153	1,364,283
Dividend declared(2)	17,250	8,500	6,915	28,288	39,840

(1)	Gives effect to the 238-for-1 share split effected on March 13, 2012.

(2)

Of the total $17.25 million and $8.5 million dividends declared, respectively, during the years ended December 31, 2010 and 2011, $16.77 million and $0.77 million, respectively, was paid in cash and the remainder was contributed to the capital of the Company by our existing majority shareholder. The dividends declared during the years ended December 31, 2012, 2013 and 2014 were paid in cash.

(3)	Consists of our 25% ownership interest in Egypt LNG Shipping Ltd. or “Egypt LNG”.

(4)

Includes delivered ships (including drydocking component of ship cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

(5)

Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2014 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, BG Group and Egypt LNG that are operating under our management.

(6)	Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. EBITDA and Adjusted EBITDA are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA and Adjusted EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on swaps, taxes, depreciation and amortization, and, in the case of Adjusted EBITDA, foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA and Adjusted EBITDA are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:
(Amounts expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
Profit for the year	$9,591	$13,723	$4,250	$56,929	$50,765
Depreciation of fixed assets	6,560	12,827	13,065	29,322	70,695
Financial costs	5,046	9,631	11,670	27,851	71,579
Financial income	(121)	(42)	(1,174)	(411)	(274)
Loss/(gain) on swaps	—	2,725	6,783	(11,498)	24,787

EBITDA	21,076	38,864	34,594	102,193	217,552

Foreign exchange (gains)/losses, net	(217)	(126)	(547)	(576)	(380)

Adjusted EBITDA	20,859	38,738	34,047	101,617	217,172

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2014:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2014
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion(2)	$116,431
Borrowings—non-current portion(2)	1,778,845

Total debt	1,895,276

Equity:
Share capital(3)	810
Contributed surplus	923,470
Reserves	(12,002)
Treasury shares	(12,576)
Retained Earnings	29,689
Non-controlling interest	323,646

Total equity	1,253,037

Total capitalization	$3,148,313

(1)

Our indebtedness, other than our NOK 1 billion bond, or the “Bond”, is secured by mortgages on our owned ships and is guaranteed by the Company or GasLog Partners, in the case of the Partnership’s indebtedness. The Bond (the carrying amount of which, net of unamortized financing costs as of December 31, 2014 is $132.69 million) is unsecured. Debt presented does not include our scheduled debt payments totaling $21.58 million since December 31, 2014. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

(2)	Borrowings presented at December 31, 2014, are shown net of $31.21 million of loan issuance costs and premium that are being amortized over the term of the borrowings.

(3)

Does not include any shares that may be issued under the Company’s 2013 Omnibus Incentive Compensation Plan. At December 31, 2014, our share capital consisted of 80,493,126 issued and outstanding common shares and 500,000 treasury shares.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Industry

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet beyond delivery of our nine contracted newbuildings, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	continued low prices for crude oil and petroleum products;

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters, or for any new ships we acquire beyond our contracted newbuildings, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, in late 2014 and early 2015, global crude oil prices fell significantly. A continued decline in oil prices could negatively affect growth in LNG production and demand.

The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during the first portion of 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels we have operating under short-term contracts and the three vessels that will either be delivered or could come off charter between April 2015 and the end of 2016. Currently, we have a total of 888 open vessel days during the remainder of 2015. A failure to obtain charters at acceptable rates on these vessels could adversely affect our liquidity and results of operations, as well as our ability to meet certain of our debt covenants later in 2015. During this period, our revenue, cash position and covenant compliance will also be adversely affected by our need to complete 10 drydockings over the next 18 months. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. See “—Risks Related to Our Business—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships.”

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts;

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries; and

•	the prevailing price of crude oil in world markets.

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices would adversely affect demand for LNG shipping.

The significant decline in oil prices over the past six months has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot market and the spot rates and medium term charter rates fixed off prompt dates. A continued decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and adversely affect the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

The LNG trade increased by 2% from 2013 to 2014. This growth was less than expected as a new project in Angola failed to sustain full operations. Continued economic uncertainty, the current low oil price environment and the continued acceleration of unconventional natural gas production have contributed to the delay or cancellation of certain other projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. These factors could have an adverse effect on our ability to secure future term charters at acceptable rates.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We are seeking to enter into time charter contracts for (i) one of our newbuildings scheduled for delivery in 2015 and four of our newbuildings scheduled for delivery in 2017, (ii) the GasLog Chelsea and the GasLog Saratoga, which operate in the spot market, and (iii) the GasLog Skagen, which from 2016 will be on a seasonal contract (i.e., employed for seven months and available to accept other charters for five months per year). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, and upon any expansion of our fleet of owned ships beyond our contracted newbuildings. One of our principal objectives is to enter into additional long-term, fixed-rate charters. In addition, we may seek to expand the customer base for our ship management services. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

Hire rates for LNG carriers may fluctuate substantially and have recently declined significantly. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

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

The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during the first portion of 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels we have operating under short-term contracts and the three vessels that will either be delivered or could come off charter between April 2015 and the end of 2016.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipated exports beginning in 2015 has driven significant ordering activity. As of December 31, 2014, the LNG carrier order book totaled 150 vessels, and the delivered fleet stood at 405 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

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

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment, and this could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers and the older technology of our steam-powered vessels, as well as any vessels with older technology which we acquire, could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

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

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

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

Drydockings of our owned ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. Over the balance of 2015 and 2016, ten of our vessels are scheduled for drydocking.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters or termination of our ship management contracts. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. In particular, despite recent measures taken by the European Union, concerns persist regarding the debt burden of certain Eurozone countries, including Greece, and their ability to meet future financial obligations, and the overall stability of the euro. Furthermore, a tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operation and cash flows, including cash available for dividends to our shareholders.

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

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations will require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

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

Adverse effects upon the oil and natural gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

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

In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the “ITRA”, which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012, which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Our owned fleet consists of 16 LNG carriers that are in operation (including the five LNG carriers owned by GasLog Partners) and nine newbuildings on order. In addition, in December 2014 we announced an agreement with Methane Services, a subsidiary of BG Group, to purchase two 170,000 cbm tri-fuel diesel electric, or “TFDE”, LNG carriers, and to charter those vessels back to BG Group for 10 years on average, or the “Pending Vessels Acquisition”. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off- hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our 16 LNG carriers in operation and the two vessels to be acquired under the Pending Vessels Acquisition. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows, including cash available for dividends to our shareholders.

We depend upon two customers for nearly all of our revenues. The loss of either or both of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have historically derived nearly all of our revenues from one customer, Methane Services, a subsidiary of BG Group. For the year ended December 31, 2014, Methane Services and Shell accounted for 80.1% and 11.7% of our revenues, respectively. Following the delivery of our nine new LNG carriers on order and the two ships to be acquired under the Pending Vessels Acquisition, Methane Services will continue to be a key customer, as four of our newbuildings and the two vessels to be acquired under the Pending Vessels Acquisition will be chartered to Methane Services upon delivery for a total of 18 vessels chartered to Methane Services. We could lose a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If either or both of these customers terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters at reasonably comparable rates, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. Our revenues would also be impacted if Methane Services terminates or is unable to perform under our ship management contracts.

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

Unlike our time charters, our ship management agreements with Methane Services, a subsidiary of BG Group, and Egypt LNG may be terminated at any time by either party with a short period of advance notice. In the event that a ship management agreement is terminated by Methane Services other than in connection with the sale of a ship, Methane Services would generally be entitled to immediately terminate the ship management agreements for the other ships we manage on its behalf. If a customer were to terminate our ship management agreements, we may be unable to find new customers for our ship management services or we may choose not to continue providing ship management services to third-party customers, which could adversely impact our revenues and cash flows, including cash available for dividends to our shareholders.

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

Our contracts for the nine newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our nine contracted newbuildings are scheduled to be delivered to us on various dates between 2015 and 2017. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our anticipated results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

The delivery of a newbuilding could be delayed because of numerous factors, including, but not limited to:

•	shortages of equipment, materials or skilled labor;

•	delays in the receipt of necessary construction materials, such as steel, or equipment, such as engines or generators;

•	failure of equipment to meet quality and/or performance standards;

•	the shipyards over-committing to new ships to be constructed;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	political or economic disturbances;

•	financial or operating difficulties experienced by equipment vendors or the shipyards;

•	requests for changes to the original vessel specifications;

•	inability to obtain required permits or approvals;

•	disputes with the shipyards;

•	inability to finance the construction or conversion of the vessels;

•	work stoppages and other labor disputes; and

•	adverse weather conditions or any other events of force majeure, including war or hostilities between South Korea, where we have ships on order at Samsung and Hyundai, and North Korea.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

We cannot assure that we will complete the Pending Vessels Acquisition.

If we cannot complete the purchase of either of the two ships to be acquired under the Pending Vessels Acquisition for any reason, we may use our available funds for alternative general corporate purposes, including the acquisition of other ships. Any alternative use of funds may not generate as much cash flow as the ships to be acquired in the Pending Vessels Acquisition. For more information on the Pending Vessels Acquisition, see “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

As we take delivery of our newbuildings, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.

Our ability to acquire and retain customers depends on a number of factors, including our ability to man our vessels with masters, officers and crews of suitable experience in operating LNG carriers. As we take delivery of our newbuildings, we expect to hire a significant number of seafarers qualified to man and operate our new vessels, as well as additional shoreside personnel. As the global LNG carrier fleet continues to grow, we expect the demand for technically skilled and experienced officers and crew to increase. This could lead to an industry-wide shortfall of qualified personnel, resulting in increased crew costs, which could constrain our ability to recruit suitable employees to operate our LNG carriers within our budget parameters.

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

We must make substantial capital expenditures to acquire the nine newbuildings we have on order and any additional ships we may acquire in the future.

We are obligated to make substantial capital expenditures to fund our commitments for the nine newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates between 2015 and 2017. As of March 25, 2015, the total remaining balance of the contract prices for the nine vessels was $1.66 billion, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel will come due upon its delivery to us from the shipyard. We intend to fund these commitments with available cash, cash from operations, existing undrawn debt under one senior secured credit facility with an aggregate undrawn amount of $146.0 million as of March 25, 2015 and other financings we may enter into. As of March 25, 2015, financing was not secured for $1.5 billion related to the remaining balance of the contract price of eight of our vessels.

On March 25, 2015, in connection with the Pending Vessels Acquisition, GasLog, through its vessel-owning subsidiaries GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325.0 million with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135.0 million with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch.

To the extent that we are unable to draw down the amounts committed under our credit facilities, whether due to our failure to comply with the terms of such facilities or the lenders’ failure to fund the committed amounts, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our nine contracted newbuildings and the Pending Vessels Acquisition. In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In addition, we may choose to make substantial capital expenditures to expand the size of our fleet in the future. In order to exercise our options with Samsung to purchase up to six additional newbuildings, we would need to obtain financing on terms acceptable to us. We expect to finance the cost of any new vessels through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to further expand our fleet and to pay dividends to our shareholders.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand vessels to the extent that they are available in the same way that we acquired the GasLog Chelsea, the six vessels acquired from Methane Services in 2014, and will acquire the two ships under the Pending Vessels Acquisition. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

•	identify attractive ship acquisition opportunities and consummate such acquisitions;

•	obtain newbuilding contracts at acceptable prices;

•	obtain required equity and debt financing on acceptable terms;

•	secure charter arrangements on terms acceptable to our lenders;

•	expand our relationships with existing customers and establish new customer relationships;

•	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees;

•	continue to meet technical and safety performance standards;

•	manage joint ventures; and

•	manage the expansion of our operations to integrate the new ships into our fleet.

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

Our credit facilities impose, and any future credit facility we enter into will impose, operating and financial restrictions on us and our subsidiaries. These restrictions in our credit facilities generally limit our shipowning subsidiaries’ ability to, among other things:

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

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis or, in the case of the GasLog Partners’ $450.0 million credit facility, or the “GasLog Partners credit facility”, to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners credit facility);

•	total indebtedness divided by our total assets must not exceed 75% (in the case of the GasLog Partners credit facility, must be less than 60%);

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

•

the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness and $20.0 million (in the case of the GasLog Partners credit facility, $15.0 million) after the first drawdown;

•

being permitted to pay dividends, provided that unencumbered cash and cash equivalents equal to at least 4% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (in the case of the GasLog Partners credit facility, permitted to pay dividends subject to no event of default having occurred or resulting from such payment); and

•	market value adjusted net worth must be not less than $350.0 million (not included in the GasLog Partners credit facility).

In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120% of the then outstanding amount under the applicable facility and any related swap exposure. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Further, under the NOK denominated bond agreement signed on June 25, 2013, between GasLog Ltd. and the bond trustee, as amended, or the “Bond Agreement”, for our NOK 500 million bond, we are required to comply with the following financial covenants:

•	our total indebtedness divided by our total assets must not exceed 75%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of our total indebtedness and $20.0 million after the first drawdown; and

•	our market value adjusted net worth must at all times be not less than $350.0 million.

The Bond Agreement also includes a dividend restriction according to which we may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, we are permitted to make Distributions up to an aggregate maximum per share, for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such distribution. The Bond Agreement also prohibits GasLog from providing any debt or committed debt availability to GasLog Partners in excess of $75.0 million.

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination or in certain other circumstances to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender. In addition, we are required under one of our facilities to deposit $21.0 million in a blocked account prior to each drawdown in respect of the two vessels to be financed by the facility until the time that an acceptable charter party agreement has been entered into after the delivery date of the respective vessels. As of December 31, 2014, an amount has been drawn in connection with the delivery of the GasLog Saratoga and the $21.0 million has been deposited in a blocked account in connection with such drawdown which amount is presented under restricted cash. In addition, as of December 31, 2014, $1.83 million has been presented under restricted cash pursuant to the credit facility used to finance the GasLog Savannah. This requirement was triggered because the vessel’s charterer has not exercised its option to extend its time charter within 12 months of the charter’s scheduled termination date.

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

The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during the first portion of 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels we have operating under short-term contracts and the three vessels that will either be delivered or could come off charter between April 2015 and the end of 2016. Currently, we have a total of 888 open vessel days during the remainder of 2015. A failure to obtain charters at acceptable rates on these vessels could adversely affect our liquidity and results of operations, as well as our ability to meet certain of our debt covenants later in 2015, particularly the required ratio of EBITDA to debt service and the minimum cash requirement.

Ship values may fluctuate substantially, which could result in an impairment charge, impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.

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

If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2014, we had an aggregate of $1.79 billion of indebtedness outstanding under nine credit agreements, of which $121.82 million is repayable within one year which includes $42.17 million under the revolving credit facility, and we had $134.74 million outstanding under the Bond which amount is payable in June 2018. As of December 31, 2014 there is an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. from which and the balance is available to be drawn under certain conditions. In addition, there is one loan facility with an aggregate undrawn amount of $146.0 million available that will be used to finance a portion of the contract price of one of our newbuildings on its delivery. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

For information regarding the dividend payment restrictions in our financing agreements, see “—Risks Related to Our Business—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships.”

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

We are a holding company and we depend on the ability of our subsidiaries, including GasLog Partners, to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 42.5% equity interest (including our 2% general partner interest) as well as all of the incentive distribution rights. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to a foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $0.53 million as of December 31, 2014. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our cash flows and results of operations.

In addition, we are exposed to a market risk relating to fluctuations in interest rates because our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or LIBOR. Significant increases in LIBOR could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2014, we had 20 interest rate swaps in place with a notional amount of $967.58 million. For the 8 interest rate swaps that have been designated as cash flow hedging instruments, the changes in the fair value of the contracts are recognized in our statement of other comprehensive income or loss as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities. In addition, the changes in the fair value of the 12 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and affect compliance with the market value adjusted net worth covenants in our credit facilities.

In June 2013 and April 2014, we entered into six Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the Bond Agreement, in order to hedge the variability of the functional currency equivalent cash flows on the bond. As of December 31, 2014, the six CCSs had a notional amount of $166.82 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

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

Our business depends on certain of our senior executives who are subject to increasing demands as a result of our growth and who may not necessarily continue to work for us.

Increasing demands are placed on our management as a result of our growth. As we expand operations, we must monitor our operations, control costs and maintain quality control. In addition, the provision of management services to our publicly traded subsidiary, GasLog Partners, has increased the complexity of our business and placed additional demands on our management. Our success depends to a significant extent upon the abilities and the efforts of our Chairman, Peter G. Livanos, and certain of our senior executives. Mr. Livanos has substantial experience in the shipping industry and has worked with us for many years. He and certain of our senior executives are important to the execution of our business strategies and to the growth and development of our business. If Mr. Livanos or one or more of our senior executives ceased to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer.

We are a partial owner of Egypt LNG. The dividends we receive on account of our ownership interest may decline in the future and we may have to write down the value of our investment.

We currently own a 25% stake in Egypt LNG, an entity whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with Methane Services, a subsidiary of BG Group. The declaration and payment of dividends by Egypt LNG is subject to the discretion of its board of directors, which we do not control, as well as other restrictions, including a minimum cash reserve requirement. As a result, the dividends we receive on account of our ownership interest may decline in the future, which would adversely impact our cash flows, including cash available for dividends to our shareholders. In the event of an adverse change in the operating results of Egypt LNG resulting from, among other things, unscheduled off-hire days, damage to or loss of the Methane Nile Eagle or early termination of the ship’s charter, we would expect the amount of dividends we receive to be reduced or eliminated, and we may be required to record an impairment of our investment. The loss may limit our ability to borrow against our assets for future credit and could also adversely affect our share price. In addition, we have entered into a shareholders’ agreement with the other shareholders of Egypt LNG that imposes restrictions, including preemption rights, on each party’s ability to transfer, grant any security interest over or otherwise dispose of its ownership interest.

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

We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Entities controlled by members of the Livanos family are our principal shareholders and can effectively control the outcome of most matters on which our shareholders are entitled to vote; their interests may be different from yours.

Entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own approximately 39.7% of our issued and outstanding common shares. As a result of shareholding, Mr. Livanos can effectively control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different from yours.

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

We do not currently qualify for this statutory tax exemption, and therefore we are subject to the 4% U.S. Federal income tax described above. We do not expect any resulting U.S. tax liability to be material or materially reduce the earnings available for distribution to our shareholders for the fiscal years ended December 31, 2014 and December 31, 2015. Changes to our business could change this expectation and in such circumstances we may attempt to qualify for the exemption from tax under Section 883. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

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

Our company and its founders have a long history in shipping and in LNG carriers. Our largest shareholder is Ceres Shipping Ltd. or “Ceres Shipping”, whose founding family’s shipping activities commenced more than 100 years ago and who is currently controlled by our Chairman, Peter G. Livanos. The late Mr. George P. Livanos, father of our current Chairman, established the predecessor to Ceres Shipping. Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services, as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. Our members of senior management have an average of 28 years of shipping expertise. For a description of our historical and current capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

On April 4, 2012, we completed our initial public offering, or “IPO”, and our common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares (including 1,425,000 common shares in relation to the over-allotment option exercised in full by the underwriters) and a concurrent private placement of 2,317,460 common shares at the public offering price to certain of its directors and officers and one of its major shareholders. The offering and private placement resulted in net proceeds of $199.02 million, which were used to partially finance the acquisition of the first three ships acquired from Methane Services, a subsidiary of BG Group, in 2014. On April 16, 2014, GasLog completed a second follow-on public offering of 4,887,500 common shares (including 637,500 common shares in relation to the over-allotment option exercised in full by the underwriters). The offering resulted in net proceeds of $109.94 million, which were used to partially finance the acquisition of the additional three ships acquired from Methane Services in 2014.

On May 12, 2014, our subsidiary GasLog Partners completed an IPO of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in net proceeds of $186.03 million. GasLog Partners is a Marshall Islands master limited partnership formed by us to own and operate LNG carriers under long-term charters. Its common units representing limited partner interests are traded on the NYSE under the ticker symbol “GLOP”. Concurrently with the initial public offering, GasLog Partners acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter,

(ii) 400,913 general partner units issued to GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to us from the offering proceeds. In addition to the cash consideration of $65.70 million paid to us, GasLog Partners used the $186.03 million net proceeds of its IPO to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by GasLog Partners for general corporate purposes.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units, resulting in net proceeds of $133.01 million. In connection with the offering, the Partnership’s general partner, a wholly owned subsidiary of GasLog, paid $2.85 million to GasLog Partners in exchange for 91,837 general partner units to maintain its 2.0% general partner interest in the Partnership. GasLog Partners used the proceeds to partially finance the acquisition from GasLog of the 100% ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that owned the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for a cash payment of $118.2 million, assumed indebtedness of $217.0 million and to prepay $25.0 million of debt secured by those carriers in October 2014.

As of March 25, 2015, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership’s partnership agreement, or the “Partnership Agreement”, GasLog, has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

As described elsewhere herein, GasLog Partners holds options to acquire an additional 10 vessels from GasLog, and upon the closing of the Pending Vessels Acquisition, will have certain rights to acquire those vessels from us as well. In general, we would expect the exercise of these options to be beneficial to GasLog, as it can be expected to reduce our consolidated indebtedness and, if GasLog Partners increases its per unit distributions, increase the return on our incentive distribution rights (although our common unit interest will be diluted by any GasLog Partners equity issuance). GasLog Partners will determine whether, and when, to exercise any of the options and rights that it holds. The timing of those decisions will depend in part on the price and availability of debt and equity financing to GasLog Partners. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with GasLog Partners—Omnibus Agreement”.

We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

B. Business Overview

Overview

We are a growth-oriented international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. After giving effect to the Pending Vessels Acquisition, our owned fleet will consist of 27 owned LNG carriers, including 18 ships on the water and nine LNG carriers on order at two of the world’s leading LNG shipbuilders, Samsung and Hyundai. This includes five LNG carriers in operation that are owned by our NYSE-listed subsidiary GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. After giving effect to the Pending Vessels Acquisition, we will manage and operate 21 LNG carriers, which include 17 of our ships on the water, three ships owned or leased by Methane Services, a subsidiary of BG Group, a leading participant in the global energy and natural gas markets, and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. We have multi-year time charter contracts for 14 of our ships that have been delivered, four of our newbuildings on order and the two vessels to be acquired under the Pending Vessels Acquisition. From December 31, 2014, these contracts are expected to provide total contracted revenue of $3.2 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase up to six additional LNG carriers from Samsung that expire at the end of the first quarter of 2015. We intend to seek to extend these options. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007- built LNG carrier technically managed by us that is currently operating under a 20-year time charter to Methane Services, a subsidiary of BG Group.

Our current time charters have initial terms of up to 10 years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions. We will continue to evaluate the attractiveness of longer and shorter-term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2017. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

Each of our 27 owned LNG carriers is designed with a capacity of between approximately 145,000 cbm and 174,000 cbm. We believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned fleet are of the same specifications (in groups of ten, eight, six and two ships), which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our nine contracted newbuildings and after giving effect to the Pending Vessels Acquisition, our owned fleet will have an average age of 5.0 years, making it one of the youngest in the industry. By comparison, as of March 25, 2015, the average age for the global fleet of LNG carriers, including LNG carriers of all sizes, is 11.1 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. As the sole technical manager of BG Group’s owned fleet of LNG carriers for over 13 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers, which is evidenced by our safety performance and the limited off-hire days of the 21 ships currently operating under our management.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of March 25, 2015, after giving effect to the Pending Vessels Acquisition:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration(2)	Optional Period(3)
1	GasLog Savannah	2010	155,000	BG Group	TFDE	September 2015	2018-2023
2	GasLog Singapore	2010	155,000	BG Group	TFDE	September 2016	2019-2024
3	GasLog Skagen	2013	155,000	BG Group	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market	TFDE	N/A	N/A
5	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
6	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
7	GasLog Saratoga	2014	155,000	Spot Market	TFDE	N/A	N/A
8	Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020	2023-2025
9	Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020	2023-2025
10	Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019	2022-2024
11	Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020	2023-2025
12	Methane Becki Anne*	2010	170,000	BG Group	TFDE	2024(5)	2027-2029(5)
13	Methane Julia Louise*	2010	170,000	BG Group	TFDE	2026(5)	2029-2031(5)

The following table presents information about GasLog Partners’ fleet and their associated time charters as of March 25, 2015:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration(2)	Optional Period(3)
1	GasLog Shanghai	2013	155,000	BG Group	TFDE	January 2018	2021-2026
2	GasLog Santiago	2013	155,000	BG Group	TFDE	March 2018	2021-2026
3	GasLog Sydney	2013	155,000	BG Group	TFDE	May 2019	2022-2027
4	Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023-2025
5	Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022-2024

*

Denotes ships to be acquired from Methane Services, a subsidiary of BG Group, pursuant to the Pending Vessels Acquisition. Currently, these ships are managed by the Company. See “—Pending Vessels Acquisitions”.

(1)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.

(2)	Indicates the expiration of the initial term.

(3)

The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Savannah and the GasLog Singapore has unilateral options to extend the term of the time charters for periods ranging from 30 months to 90 months. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterer of the GasLog Shanghai, GasLog Santiago and GasLog Sydney may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(5)

Indicates the expected terms of the charters to be entered into with Methane Services in connection with the Pending Vessels Acquisition. The charterer is expected to have a unilateral option to extend the term for a period of either three or five years at its election.

Pending Vessels Acquisition

On December 22, 2014, GasLog entered into an agreement with Methane Services, a subsidiary of BG Group, to acquire two LNG carriers, the Methane Becki Anne and the Methane Julia Louise, for a purchase price of $460.0 million. The vessels will be chartered back to Methane Services for periods of nine and eleven years, respectively, with further options for the charterer to extend the term of the time charter for each vessel by either three or five years. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have TFDE propulsion and on-board reliquefaction plants, which enable the vessels to operate on gas at a wider range of speeds more efficiently. On March 25, 2015, in connection with the Pending Vessels Acquisition, GasLog, through its vessel-owning subsidiaries GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325.0 million with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135.0 million with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch.

The closing of the transaction is subject to the satisfaction of certain conditions. GasLog expects the transaction to close by the end of March 2015. In connection with the Pending Vessels Acquisition, GasLog and GasLog Partners have agreed that GasLog Partners will have the option, exercisable at any time within 36 months after the closing of the Pending Vessels Acquisition, to purchase the vessels acquired by GasLog under the Pending Vessels Acquisition at their fair market value, as determined under the omnibus agreement under the same terms that apply to the 10 other vessels over which GasLog Partners hold options granted by GasLog. This agreement supersedes the provision under the omnibus agreement that would otherwise have required us to offer to GasLog Partners, within 30 days of the completion of the Pending Vessels Acquisition, an opportunity to purchase such vessels at the acquisition price paid to Methane Services plus certain administrative costs, and would have allowed GasLog Partners 30 days to respond to such offer. There can be no assurance that the Pending Vessels Acquisition will close, or that GasLog Partners will ultimately acquire the vessels.

Newbuilds

Vessel Name		Date of Delivery(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion(3)	Charter Expiration(4)	Optional Period(5)
1	Hull No. 2044	Q2 2015	155,000	N/A	TFDE	N/A	N/A
2	Hull No. 2072	Q1 2016	174,000	BG Group	TFDE	2026	2031
3	Hull No. 2073	Q2 2016	174,000	BG Group	TFDE	2026	2031
4	Hull No. 2102	Q3 2016	174,000	BG Group	TFDE	2023	2028-2031
5	Hull No. 2103	Q4 2016	174,000	BG Group	TFDE	2023	2028-2031
6	Hull No. 2130	Q2 2017	174,000	N/A	LP-2S	N/A	N/A
7	Hull No. 2131	Q3 2017	174,000	N/A	LP-2S	N/A	N/A
8	Hull No. 2800	Q3 2017	174,000	N/A	LP-2S	N/A	N/A
9	Hull No. 2801	Q4 2017	174,000	N/A	LP-2S	N/A	N/A

(1)	Expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group.

(3)	References to “LP-2S” refer to dual-fuel two-stroke engine propulsion.

(4)	Indicates the expiration of the initial term.

(5)

The charterer of Hulls No. 2072 and 2073 has the right to extend the charters for a period of five years at the charterer’s option. The charterer of Hulls No. 2102 and 2103 has the right to extend the charters by two additional periods of three or five years each, provided that the charterer provides us with advance notice of declaration.

The Company also currently holds options to purchase up to six 174,000 cbm newbuildings from Samsung, each of which would be built against a very high specification, with delivery dates in 2018 and 2019. Such options expire at the end of the first quarter of 2015. We intend to seek to extend these options.

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

•	all but one of our ships, including the newbuilds, are of the same specifications (in groups of ten, eight, six and two ships);

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•	each of our ships is modern steam powered or has TFDE or dual-fuel two-stroke engine propulsion technology;

•	Bermuda is the flag state of each ship;

•

each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

upon delivery of the last of our nine contracted newbuildings in 2017, our owned fleet will have an average age of 5.0 years, making it one of the youngest in the industry, compared to a current average age of 11.1 years for the global LNG carrier fleet including LNG carriers of all sizes as of March 25, 2015.

In addition to our owned fleet, we have a 25% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to Methane Services, a subsidiary of BG Group under a 20 year time charter, which is subject to extension for up to 10 years at the charterer’s option.

We continually evaluate short and long-term charter opportunities for our vessels, including the newbuildings for which we do not currently have charters fixed. Our discussions with potential charterers are at various stages of advancement; however, we cannot provide assurance that we will conclude any particular charter or, if concluded, the charter rate that will apply.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for six LNG carriers owned by third parties, including the two vessels to be acquired under the Pending Vessels Acquisition, in addition to management of the 15 LNG carriers currently operating in our owned fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

The following table provides information about our managed ships:

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	GasLog Ownership	Ship Owner
1	Methane Becki Anne*	2010	170,000	TFDE	—	BG Group
2	Methane Julia Louise*	2010	170,000	TFDE	—	BG Group
3	Methane Patricia Camila	2010	170,000	TFDE	—	BG Group
4	Methane Mickie Harper	2010	170,000	TFDE	—	BG Group
5	Methane Kari Elin	2004	138,000	Steam	—	BG Group
6	Methane Nile Eagle(1)	2007	145,000	Steam	25%	Egypt LNG(1)

*	Denotes ships to be acquired from Methane Services, a subsidiary of BG Group, pursuant to the Pending Vessels Acquisition. See “—Pending Vessels Acquisitions”.

(1)

The Methane Nile Eagle is owned by Egypt LNG, in which we indirectly hold a 25% equity interest. BG Asia Pacific Ptd. Limited, a subsidiary of BG Group, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25% and 50% equity interests, respectively, in Egypt LNG.

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

We entered into three master time charters with Methane Services, a subsidiary of BG Group, that established the general terms under which the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen and the four newbuildings identified by Hull numbers 2072, 2073, 2102 and 2103 will be chartered to Methane Services, a subsidiary of BG Group. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter. For the six vessels acquired from Methane Services in 2014 we entered, and for the vessels to be acquired under the Pending Vessels Acquisition we will enter, into separate time charters for each vessel.

We have entered into maiden voyage time charter agreements and time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the Solaris will be chartered to Shell.

Since delivery to GasLog, the GasLog Chelsea and the GasLog Saratoga have been trading in the LNG shipping spot market. In 2014 the GasLog Chelsea vessel completed one short-term time charter and commenced a second short-term time charter. The GasLog Saratoga is currently completing its first short-term charter since delivery to us.

The following discussion describes the material terms of the time charters for our owned ships.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen began upon delivery of the ships and will terminate in 2015, 2016, 2018, 2018, 2019 and 2021, respectively. The charter for the GasLog Skagen provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months. The charterer has options to extend the terms of the charters as follows: for the GasLog Savannah and the GasLog Singapore for up to 7.5 years; for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, for up to 8 years; for the GasLog Skagen for up to 10 years (on the seasonal charter basis); in each case at specified hire rates.

The initial term of the time charters for the Methane Lydon Volney, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Shirley Elisabeth, the Methane Alison Victoria and the Methane Heather Sally began upon delivery to GasLog following their acquisition from Methane Services in 2014, and will terminate on various dates in 2019 and 2020. For the Methane Lydon Volney, the Methane Rita Andrea and the Methane Jane Elizabeth, Methane Services has the option to extend the term of two of the time charters for a period of either three or five years beyond the initial charter expiration date. For the other vessels, Methane Services has the option to extend the term of the time charters for two of the ships for an additional period of either three or five years beyond the initial charter expiration date.

Our time charters for the four newbuildings that will be chartered to Methane Services will begin upon the delivery of each ship, which is scheduled for various dates in 2016. The initial charter terms for the ships will terminate for two ships in 2026 and for two ships in 2023. Methane Services has options to extend terms of the charters for Hulls No. 2072 and No. 2073 for up to 5 years and Hulls No. 2102 and No. 2103 for up to 8 years, all at specified hire rates.

The initial term of the time charter for the GasLog Seattle and the Solaris began upon delivery of the ship following an initial period during which the ships operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The time charters for the GasLog Seattle and the Solaris will terminate in 2020 and 2021, respectively. In each case, Shell has options to extend the charter terms for up to 10 years at specified hire rates.

The initial term of the time charters for the two vessels to be acquired under the Pending Vessels Acquisition will begin upon delivery to GasLog and will terminate in 2024 and 2026. Methane Services will have options to extend the term of the time charters for the Methane Becki Anne and the Methane Julia Louise ships for an additional period of either three or five years beyond the initial charter expiration date.

The terms and period for fixtures of the GasLog Chelsea and the GasLog Saratoga vary from charter to charter, as is the nature of trading in the spot market.

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

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are three methods by which the daily hire rate for our owned ships is determined:

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

•

Under the second method, the hire rate includes only one component that is a fixed daily amount that will either remain the same, increase or decrease by a specified amount during any option period as compared to the firm period.

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

Shipbuilding Contracts

We have entered into shipbuilding contracts with Samsung and Hyundai in respect of seven and two newbuildings, respectively, which have an aggregate contract price of approximately $1.82 billion. As of March 25, 2015, the outstanding balance of $1.66 billion in the aggregate was payable under each contract in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2014, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2014(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	$239,285
Amounts due in one to three years	1,437,433

Total	$1,676,718

(1)	Amounts do not reflect installments of $19.96 million paid in 2015.

The shipbuilding contracts provide for the nine newbuildings to be delivered and ready for immediate operation on various dates in 2015 through 2017. The shipbuilding contracts require Samsung and Hyundai to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default, and if a default by us were to continue for more than 15 business days, Samsung and Hyundai would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

In addition to our newbuildings on order, we have options with Samsung to order up to six additional LNG carriers. The option contracts expire at the end of the first quarter of 2015. We intend to seek to extend these options.

Ship Management Services and Construction Supervision

Management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned fleet, through GasLog LNG Services we provide technical ship management services for a fleet of six ships, which consists of five ships we manage on behalf of Methane Services, a subsidiary of BG Group (two of which will be acquired under the Pending Vessels Acquisition) and the Methane Nile Eagle, a ship in which we have a 25% ownership interest. During the year ended December 31, 2014, ship management services provided to external customers accounted for approximately 2.34% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuildings through GasLog LNG Services. We have employees on-site in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of the 5 LNG carriers in BG Group’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung.

Technical and Operational Management

Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations, including crewing, training, employing armed guards for transport in certain high-risk areas, insurance, maintenance and repair, procurement of supplies and equipment, regulatory and classification compliance and HSSE management and reporting, as well as drydocking under certain charters, for our owned fleet (with the exception of the Solaris) and for the 6 ships in our managed fleet not owned by us. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities. In the case of ships owned by BG Group and Egypt LNG, the crewing and other operational costs are fully passed-through to the ship owner, and for our technical management services the customers pay us a management fee per ship per month.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Chelsea and the GasLog Saratoga we operate in the spot market that covers short-term charters of one year or less.

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

Crewing and Employees

As of December 31, 2014 we had 137 full-time employees and 20 contractors and outsourced employees, all of whom are based in our offices in Greece, Monaco, London, New York or the newbuildings site in South Korea. In addition to our shoreside employees and sub-contractors, we had approximately 1,130 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2014, our retention rate was 92.0% for senior officers, 95.0% for other officers and 97.9% for shore staff.

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

The following table lists the dates by which we expect to carry out the drydockings and special surveys for our owned fleet as of December 31, 2014:

Ship Name	Drydocking and Special Survey
GasLog Savannah(*)	2015
GasLog Singapore	2015
GasLog Chelsea	2015
Methane Rita Andrea	2015
Methane Jane Elizabeth	2015
Methane Heather Sally	2015
Methane Shirley Elisabeth	2015
Methane Alison Victoria	2015
GasLog Skagen	2018
GasLog Seattle	2018
GasLog Shanghai	2018
GasLog Santiago	2018
GasLog Sydney	2018
Solaris	2019
Methane Lydon Volney(*)	2019
GasLog Saratoga	2019
Hull No. 2044	2020
Hull No. 2072	2021
Hull No. 2073	2021
Hull No. 2102	2021
Hull No. 2103	2021
Hull No. 2130	2022
Hull No. 2131	2022
Hull No. 2800	2022
Hull No. 2801	2022

(*)	The Methane Lydon Volney and the GasLog Savannah carried out their initial drydockings in our fleet in November 2014 and February 2015, respectively, ahead of schedule and within budget.

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

We maintain hull and machinery insurance on all our owned ships against marine and war risks in amounts that we believe to be prudent to cover such risks, as well as loss of hire insurance against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under our hull and machinery insurance. In addition, we maintain protection and indemnity insurance on all our owned ships up to the maximum insurable limit available at any given time. We also maintain ship manager insurance in respect of our managed fleet. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Loss of Hire Insurance

We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship.

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

Safety Performance

GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2014, our fleet experienced no personal injuries or restricted work cases.

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

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our delivered ships have received, and each of our nine newbuildings on order is expected to receive, an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

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

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or

$17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. CERCLA applies to owners and operators of ships and contains a similar liability regime. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

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

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water expressed as the maximum concentration of living organisms in ballast water. The new VGP requirements also are the subject of litigation by certain environmental groups seeking more stringent ballast water requirements. In addition, the new VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. water. We have submitted NOIs for all of our delivered ships and intend to submit NOIs for our ships in the future where required and do not believe that the costs associated with obtaining and complying with the VGP will have a significant impact on our operations.

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

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS” became effective. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS (none of which have received full approval by the Coast Guard to date) by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

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

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or “HNS Convention,” if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS”, including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

Requirements to monitor, report and verify carbon dioxide emissions from vessels calling to EU ports are under contemplation for adoption by the European Parliament. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

C. Organizational Structure

GasLog Ltd. is a holding company incorporated in Bermuda. As of March 25, 2015, it has 39 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States and England and Wales (37 as of December 31, 2014). Of our subsidiaries, 27 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels or acquire secondhand vessels. Of our subsidiaries 30 are wholly owned by us and seven are 42.5% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We occupy office space at 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a lease agreement between our subsidiary, GasLog Monaco S.A.M., and a third-party property owner. We also occupy office space at (i) 69 Akti Miaouli, Piraeus, GR 185 37, Greece, which we lease through our subsidiary GasLog LNG Services from an entity controlled by Ceres Shipping, (ii) at 81 Kings Road, London SW3 4NX, United Kingdom, which we lease through our subsidiary GasLog Services UK Ltd., and (iii) at 885 Third Avenue, New York, New York 10022, United States, which we lease through our subsidiary, GasLog Services US Inc. The lease agreement is disclosed and filed with the Greek authorities, and has been entered into on market rates.

For more information about the contractual arrangements for our office space in Piraeus and London, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

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

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 20 LNG carriers, including 11 ships in operation (excluding the two vessels under the Pending Vessels Acquisition), seven LNG carriers on order at Samsung and 2 LNG carriers on order at Hyundai. GasLog is also the general and controlling partner in GasLog Partners, which owns five LNG carriers. We currently manage and operate 21 LNG carriers including 10 of our wholly owned vessels in operation (one is managed by a subsidiary of Shell), the five ships contributed or sold to the Partnership, five ships owned by a subsidiary of BG Group and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for nine of our operating ships, the five ships owned by the Partnership and four of our 9 newbuildings on order, while two of our ships are operating in the spot/short-term market. As of December 31, 2014 these contracts are expected to provide total contracted revenue of $2.64 billion during their initial terms, which expire between 2015 and 2026. After giving effect to the Pending Vessels Acquisition, total contracted revenue is increased to $3.23 billion.

In addition to our committed order book, we also secured additional fixed priced options from Samsung on up to six further 174,000 cbm newbuildings with delivery dates in 2018 and 2019. The option contracts expire at the end of the first quarter of 2015. We intend to seek to extend these options. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year time charters, seasonal time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting through our wholly owned subsidiary GasLog LNG Services. Beginning on January 1, 2014, due to the growth in our owned fleet and the decrease in revenues and profit earned by GasLog LNG Services as a percentage of consolidated revenue and profit (representing approximately 6% and 0.5% of consolidated revenues and profit, respectively, for the year ended December 31, 2014), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, started to review the Group’s operating results on a consolidated basis as one operating segment. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the basis of the vessel ownership and the vessel management segments.

Recent Developments

The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during the first portion of 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels we have operating under short-term contracts and the three vessels that will either be delivered or could come off charter between April 2015 and the end of 2016. Currently, we have a total of 888 open vessel days during the remainder of 2015. A failure to obtain charters at acceptable rates on these vessels could adversely affect our liquidity and results of operations, as well as our ability to meet certain of the covenants in our credit facilities later in 2015, particularly the covenants relating to the required ratio of EBITDA to debt service and the minimum cash requirement. During this period, our revenue, cash position and covenant compliance will also be adversely affected by our need to complete 10 drydockings over the next 18 months. For further details regarding our credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of LNG carriers in our owned and managed fleets;

•	the timely delivery of our ships under construction;

•	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of our charterers;

•	the supply-demand relationship for LNG shipping services;

•	our ability to successfully re-employ the ships we own, including our LNG carriers on order, at economically attractive rates;

•	the effective and efficient technical management of the ships under our management;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

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

Principal Components of Revenues and Expenses

Revenues

Our revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship’s operating costs, we may be entitled to receive additional revenues under those charters. Under some of the other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant cost increases. See “Item 4. Information on the Company—B. Business Overview—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

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

The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2014 for (a) the nine ships in our wholly owned fleet and the five ships in the GasLog Partners’ fleet for which we have secured time charters, (b) four of our newbuildings on order and (c) the short-term charter party agreements of GasLog Chelsea and GasLog Saratoga. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after December 31, 2014. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our five LNG carriers on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea and the GasLog Saratoga after the estimated completion of its short-term charter party agreements, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the five remaining newbuildings on order which have no time charters in place, the GasLog Chelsea, the GasLog Saratoga and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2014

	For the Year Ending December 31,
	2015	2016	2017	2018	2019-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$356.32	$387.33	$423.60	$372.88	$1,102.72	$2,642.85
Total contracted days(1)	4,958	5,283	5,687	5,009	13,979	34,916
Total available days(6)	5,846	6,839	8,154	8,975	71,819	101,633
Total unfixed days(7)	888	1,556	2,467	3,966	57,840	66,717
Percentage of total contracted days/total available days(1)	84.81%	77.25%	69.75%	55.81%	19.46%	34.35%

(1)

Reflects time charter revenues and contracted days for the nine LNG carriers delivered to us in 2010, 2013 and 2014, the six LNG carriers acquired from BG Group in April and June 2014, the secondhand vessel acquired in 2013 and the four LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.

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

(7)

Represents available days for the five newbuildings (which do not have secured time charters), plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

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

In addition, we pay fees to GasLog LNG Services in connection with our own newbuildings on order for plan approval and construction supervision services provided by GasLog LNG Services and to cover third-party expenses incurred by GasLog LNG Services in respect of the newbuildings. These fees, other than any inter-segment profit, are capitalized as part of the asset value of our ships. The fees paid for technical ship management services, which are considered vessel operating and supervision costs of our owned fleet (and corresponding revenues of GasLog LNG Services), are eliminated in the consolidation of our accounts.

Vessel operating and supervision costs of GasLog LNG Services include staff costs, such as salaries, social security and training for the technical management team and project specialists, and project-related expenses.

Depreciation of Fixed Assets

The majority of our consolidated depreciation expenses relate to the cost of our ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Furthermore, until September 30, 2014, management estimated residual value of our ships to be 10% of the initial ship cost. Effective October 1, 2014, following management’s reassessment based on developments in the LNG scrapping market which provide more reliable data points, the residual value of each vessel is equal to the product of its lightweight tonnage, or “LWT”, and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over five years, in case of new ships, and until the next drydocking for secondhand ships unless we intend to drydock the ships earlier as circumstances arise.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with equity-settled compensation, rent, utilities, travel expenses, legal expenses, other professional services and consultants, training for crew familiarization and other advisor costs.

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities, Bond Agreement and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. For a description of our credit facilities, including our loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

(Loss)/Gain on Swaps

Any gain or loss derived from the fair value of the swaps at their inception, the ineffective portion of changes in the fair value of the swaps that meet hedge accounting criteria and net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on swaps in our consolidated statements of profit or loss.

Share of Profit of Associate

The share of profit of associate consists of our share of profits from our 25% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Amounts are in thousands of U.S. Dollars	Year ended December 31,
	2013	2014	Change
Revenues	$157,240	$328,679	$171,439
Vessel operating and supervision costs	(34,919)	(78,470)	(43,551)
Depreciation of fixed assets	(29,322)	(70,695)	(41,373)
General and administrative expenses	(21,598)	(34,154)	(12,556)

Profit from operations	71,401	145,360	73,959

Financial costs	(27,851)	(71,579)	(43,728)
Financial income	411	274	(137)
Gain/(loss) on swaps	11,498	(24,787)	(36,285)
Share of profit of associate	1,470	1,497	27

Total other expenses, net	(14,472)	(94,595)	(80,123)

Profit for the period	56,929	50,765	(6,164)

Non-controlling interest	—	8,604	8,604

Profit attributable to owners of the Group	$56,929	$42,161	$(14,768)

During the year ended December 31, 2014, we had an average of 12.4 ships operating in our owned fleet (including ships owned by the Partnership), having 4,392 operating days, an average of 20.0 ships operating under our technical management (including 11.9 of our owned ships) and an average of 3.50 owned ships under construction supervision. During the year ended December 31,

2013, we had an average of 5.0 ships operating in our owned fleet having 1,808 operating days, an average of 16.9 ships operating under our technical management (including our 5.0 owned ships) and an average of 4.2 owned ships under construction supervision.

Revenues:

Consolidated revenues increased by 109.03%, or $171.44 million, from $157.24 million during the year ended December 31, 2013 to $328.68 million during the year ended December 31, 2014. The increase is mainly attributable to an increase in revenues by $92.05 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014, an increase of $74.59 million due to the full year’s operation during the year ended December 31, 2014 of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle which were delivered on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and a further increase in revenues of $12.32 million due to the delivery of the Solaris on June 30, 2014. These deliveries resulted in an increase in operating days. The increase in consolidated revenues was partially offset by $1.12 million caused by the off-hire days due to damage to the propulsion system of the GasLog Singapore, $1.51 million caused by the off-hire days due to the drydocking of the Methane Lydon Volney which took place in November 2014 and $0.55 million due to the damage to the propeller on the Methane Heather Sally and the other off-hires of $0.21 million. There was also a decrease of $4.13 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 124.71%, or $43.55 million, from $34.92 million during the year ended December 31, 2013 to $78.47 million during the year ended December 31, 2014. The increase is primarily attributable to an increase of $40.94 million deriving from the operating expenses of the six vessels delivered in 2013, the Solaris and the GasLog Saratoga delivered on June 30, 2014 and December 16, 2014, respectively, to the six vessels acquired from BG Group in 2014, to the increased technical maintenance expenses due to the planned main engines overhauling for the two vessels delivered in 2010 and increased voyage expenses from the GasLog Chelsea while unemployed between the spot/short-term charters. In addition there was an increase of $2.61 million in employee costs related to new employees hired in order to fulfill the requirements of the fleet growth.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 58.10%, or $12.55 million, from $21.60 million during the year ended December 31, 2013 to $34.15 million during the year ended December 31, 2014. The increase is mainly attributable to a $4.65 million increase in legal fees and other professional services including external assistance for Sarbanes-Oxley Act compliance and the Partnership’s listing requirements, an increase in personnel related expenses of $3.07 million related to the growth of the Group, an increase in equity-settled compensation expense of $1.36 million, an increase in travel and accommodation expenses of $1.08 million related to the Group’s expansion in London and New York, an increase of $0.61 million in rent and utilities related to the new offices in London and New York, an increase in directors and officers insurance of $0.59 million mostly related to the additional cost derived from the Partnership’s requirements, an increase in board of director’s fees of $0.66 million and an increase in various other expenses of $0.53 million.

Financial Costs:

Consolidated financial costs increased by 157.02%, or $43.73 million, from $27.85 million during the year ended December 31, 2013 to $71.58 million during year ended December 31, 2014. The increase is attributable to an increase of $29.66 million in interest expense on loans, bond and cash flow hedges. During the year ended December 31, 2014, we had an average of $1,613.50 million of outstanding indebtedness including our Bond Agreement, having an aggregate weighted average interest rate of 3.26%, and during the year ended December 31, 2013, we had an average of $715.92 million of outstanding indebtedness with a weighted average interest rate of 3.25%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and CCSs. The increase in financial costs was further affected by an increase in amortization of loan fees by $11.74 million mainly deriving from the $9.02 million write off of fees relating to the repayment of the loans used to finance the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth that were terminated during the year ended December 31, 2014. Finally there was an increase in finance costs of $2.33 million mainly deriving from the other loan fees including the termination of the aforementioned loans.

Gain/(loss) on Swaps:

Consolidated loss on swaps increased by $36.29 million, from $11.50 million gain for the year ended December 31, 2013 to $24.79 million loss for the year ended December 31, 2014. The increase in loss is attributable to an increase of $27.70 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $4.35 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued and an increase of $4.58 million in realized loss from interest rate swaps held for trading. The increase of $27.70 million in loss from mark-to-market valuation reflected a loss of $7.87 million for the year ended December 31, 2014 as compared to a gain of $19.83 million for the year ended December 31, 2013. In 2014, the loss derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Profit for the Year:

Consolidated profit decreased by 10.82%, or $6.16 million, from $56.93 million for the year ended December 31, 2013, to $50.77 million for the year ended December 31, 2014 as a result of the aforementioned factors.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Amounts are in thousands of U.S. Dollars	Year ended December 31,
	2012	2013	Change
Revenues	$68,542	$157,240	$88,698
Vessel operating and supervision costs	(14,646)	(34,919)	(20,273)
Depreciation of fixed assets	(13,065)	(29,322)	(16,257)
General and administrative expenses	(20,380)	(21,598)	(1,218)

Profit from operations	20,451	71,401	50,950

Financial costs	(11,670)	(27,851)	(16,181)
Financial income	1,174	411	(763)
(Loss)/gain on swaps	(6,783)	11,498	18,281
Share of profit of associate	1,078	1,470	392

Total other expenses, net	(16,201)	(14,472)	1,729

Profit for the period	4,250	56,929	52,679

Non-controlling interest	—	—	—

Profit attributable to owners of the Group	$4,250	$56,929	$52,679

During the year ended December 31, 2013, we had an average of 5.0 ships operating in our owned fleet having 1,808 operating days, an average of 16.9 ships operating under our technical management (including our 5.0 owned ships) and an average of 4.2 owned ships under construction supervision. During the year ended December 31, 2012, we had an average of 2.0 ships operating in our owned fleet having 732 operating days, an average of 14.0 ships operating under our technical management (including our 2.0 owned ships) and an average of 4.6 ships under construction supervision.

Revenues:

Consolidated revenues increased by 129.41%, or $88.70 million, from $68.54 million during the year ended December 31, 2012, to $157.24 million during the year ended December 31, 2013. The increase is attributable to an increase of $89.13 million due to the deliveries of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2103 and December 9, 2013, respectively and the commencement of their charter party agreements, partially offset by a decrease in revenue from vessel management services of $0.43 million due to the decrease in the performance bonus we received from BG Group for the management of its ships of $0.25 million and a decrease of $0.18 million in revenues earned from all other management services.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 138.36%, or $20.27 million, from $14.65 million during the year ended December 31, 2012, to $34.92 million during the year ended December 31, 2013. The increase is mainly attributable to an increase of $20.09 million in vessel operating expenses primarily due to operating expenses of the six vessels delivered in 2013 and increased technical maintenance expenses due to the planned underwater inspections and maintenance of the main engines of the two vessels delivered in 2010 and an increase of $0.18 million in employee costs.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 5.99%, or $1.22 million, from $20.38 million during the year ended December 31, 2012, to $21.60 million during the year ended December 31, 2013. The increase is mainly attributable to an increase of $2.28 million in personnel related expenses related to the growth of the Group, an increase of $0.85 million in legal and professional services, an increase in board of directors fees of $0.40 million and an increase of $0.37 million in all other expenses, partially offset by a decrease of $2.68 million in equity-settled compensation expense because the old plan vested fully upon completion of our IPO in April 2012 while the amortization for the 2013 plan started on April 29, 2013.

Financial Costs:

Consolidated financial costs increased by 138.65%, or $16.18 million, from $11.67 million during the year ended December 31, 2012, to $27.85 million during the year ended December 31, 2013. The increase is attributable to an increase of $12.84 million in interest expense on loans, bond and cash flow hedges. During the year ended December 31, 2013, we had an average of $715.92 million of outstanding indebtedness with a weighted average interest rate of 3.25% including our Bond Agreement, while during the year ended December 31, 2012 we had an average of $269.10 million of outstanding indebtedness with a weighted average interest rate of 3.94%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and CCSs. The increase in financial costs was further affected by an increase in amortization of loan fees by $2.89 million mainly relating to the new loans drawn during the year ended December 31, 2013 and an increase of $0.45 million in other financial costs.

Financial Income:

Consolidated financial income decreased by 64.96%, or $0.76 million, from $1.17 million for the year ended December 31, 2012 to $0.41 million for the year ended December 31, 2013. The decrease is mainly attributable to decreased interest income from our decreased average fixed time deposits.

Gain/(loss)on Swaps:

Consolidated gain on swaps increased by $18.28 million, from $6.78 million loss for the year ended December 31, 2012 to $11.50 million gain for the year ended December 31, 2013. The increase in gain is attributable to an increase of $24.45 million in gain from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and a decrease of $1.74 million in loss at inception for cash flow hedges, partially offset by an increase of $2.29 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued and an increase of $5.73 million in realized loss from interest rate swaps held for trading. The increase of $24.45 million in gain from mark-to-market valuation reflected a gain of $19.83 million for the year ended December 31, 2013 as compared to a loss of $4.62 million for the year ended December 31, 2013. In 2013, hedge accounting for seven interest rate swaps was discontinued because the effectiveness criteria were not met. These swaps were reclassified from interest rate swaps designated as cash flow hedging instruments to interest rate swaps held for trading resulting in a higher notional amount. The increase in the notional amount and the increase in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulted in a positive movement in the fair value of the swaps classified as held for trading by $19.83 million.

Share of Profit of Associate:

Consolidated share of profits from our interest in Egypt LNG increased by 36.11%, or $0.39 million, from $1.08 million during the year ended December 31, 2012, to $1.47 million during the year ended December 31, 2013 mainly because of the scheduled drydocking in 2012, which resulted in lower revenues associated with the off-hire days and increased repairs and maintenance normally undertaken during the drydocking period.

Profit for the Year:

Consolidated profit increased by $52.68 million, from $4.25 million for the year ended December 31, 2012, to $56.93 million for the year ended December 31, 2013, as a result of the aforementioned factors.

Customers

For the year ended December 31, 2014, we received 80.1% of our revenues from BG Group, 11.7% of our revenues from Shell, 7.8% of our revenues from the spot/short-term market, 0.2% of our revenues from Egypt LNG and 0.2% from another customer. For the year ended December 31, 2013, we received 90.7% of our revenues from BG Group, 0.5% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 1.3% of our revenues from Shell, 6.9% of our revenues from various charterers in the spot/short-term market and 0.6% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. In the future, seasonality may impact the revenues of our ships operating under spot/short-term or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

B. Liquidity and Capital Resources

As of December 31, 2014, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from the 2014 follow-on equity offerings and the private placements, operating cash flows and long-term financings including bank loans and the NOK bond offering. Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. We may seek to raise additional common or other forms of equity, subject in each case to market conditions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the Bond Agreement and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 23 to our audited consolidated financial statements included elsewhere in this annual report for details on our swap arrangements.

In 2012, the Company adopted what it considers to be appropriate risk management policies to be used as a guideline in managing risks arising from our business and treasury activities. The Treasury Policies and Procedures aim to ensure that: responsibilities for treasury activities are delegated appropriately; treasury risks are identified, quantified and actively managed in a timely manner; and treasury transactions are properly authorized, controlled, reported and monitored.

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

As of December 31, 2014, we had $211.97 million of cash and cash equivalents, of which $3.20 million was held in a retention account in connection with the next installment and interest payment due under the credit facilities entered into by some of our subsidiaries, $117.25 million was held in time deposits and $1.29 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of vessels under management. Moreover, as of December 31, 2014, we had $28.1 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. In addition, as of December 31, 2014, we had $22.8 million in restricted cash in order to comply with the covenants under two of our credit facilities.

As of December 31, 2014, we had an aggregate of $1.79 billion of indebtedness outstanding under nine credit facilities, of which $121.82 million is repayable within one year, including $42.17 million under the revolving credit facility. As of December 31, 2014, GasLog had $134.74 million outstanding under the NOK Bond Agreement that is payable in June 2018.

As of December 31, 2014 there was an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an undrawn amount of $146.0 million that will be used to finance a portion of the contract price of one newbuilding that is expected to be delivered in April 2015 subject to satisfaction of customary closing conditions, as well as undrawn loan amounts available under a

$325.0 million senior secured term loan facility and a $135.0 million subordinated two-year loan facility in relation to the financing of the Pending Vessels Acquisition. For more details, see “—Capital Expenditures”.

The total contract price for our nine newbuildings on order as of December 31, 2014, was approximately $1.82 billion, of which $140.82 million was paid as of December 31, 2014. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the nine newbuildings on various dates in 2015, 2016 and 2017. As of December 31, 2014, the total remaining balance of the contract prices for the nine newbuildings was $1.68 billion of which $239.29 million is due within twelve months that will be funded with available cash, cash from operations, existing undrawn debt and other financings we may enter into. The contract price for the two vessels that GasLog has agreed to acquire from Methane Services is $460.0 million, which will be funded by the two credit facilities entered into in connection with the Pending Vessels Acquisition.

In addition, we have secured additional fixed priced options from Samsung on up to six further 174,000 cbm newbuildings with delivery dates in 2018 and 2019. The option contracts expire at the end of the first quarter of 2015. We intend to seek to extend these options. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

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

Working Capital Position

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. We may seek to raise additional common or other forms of equity. We believe that these sources of funds will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months; however, there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

As of December 31, 2014, our current assets totaled $288.49 million while current liabilities totaled $201.36 million, resulting in a positive working capital position of $87.13 million.

Cash Flows

Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Net cash from operating activities	$86,745	$148,288
Net cash used in investing activities	(935,516)	(1,386,656)
Net cash from financing activities	840,481	1,346,762

Net Cash From Operating Activities

Net cash from operating activities increased by $61.54 million, from $86.75 million during the year ended December 31, 2013 to $148.29 million during the year ended December 31, 2014. The increase was due to an increase of $173.82 million in revenue collections, partially offset by unfavorable changes in cash from ship management creditors amounting to $14.16 million, an increase of $46.15 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $42.42 million in cash paid for interest including the payment of $4.63 million for the termination of the swap contracts related to the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney facilities and $4.78 million premium paid to enter into the three CCSs, an increase of $4.58 million in realized losses on interest rate swaps held for trading and an increase of $4.97 million in movement in cash collaterals.

Net Cash Used In Investing Activities

Net cash used in investing activities increased by $451.14 million, from $935.52 million during the year ended December 31, 2013 to $1,386.66 million during the year ended December 31, 2014. The increase is mainly attributable to a $324.56 million increase in payments for the construction costs of newbuildings and the acquisition of second-hand vessels, an increase of $1.57 million in payments for other fixed assets, the net increase in payments for short-term investments of $123.68 million, the $1.03 million decrease in dividends and return of capital received from Egypt LNG and a decrease of $0.30 million in interest income received.

Net Cash From Financing Activities

Net cash from financing activities increased by $506.28 million, from $840.48 million during the year ended December 31, 2013 to $1,346.76 million during the year ended December 31, 2014. The increase is mainly attributable to an increase of $454.27 million in proceeds from our borrowings, the $309.15 million from the net proceeds from the public offerings and private placement in January and April 2014, the net proceeds from the GasLog Partners’ IPO and follow-on public offering of $319.50 million, partially offset by an increase of $514.29 million in bank loan repayments, an increase of $22.83 million in restricted cash, $12.95 million payments for treasury shares, $18.85 million increase in dividend payments and $7.72 million increase in payment of loan issuance costs.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2012	2013
	(in thousands of U.S. dollars)
Net cash from operating activities	$24,918	$86,745
Net cash used in investing activities	(212,621)	(935,516)
Net cash from financing activities	278,811	840,481

Net Cash From Operating Activities

Net cash from operating activities increased by $61.83 million, from $24.92 million during the year ended December 31, 2012, to $86.75 million in the year ended December 31, 2013. The increase was due to an increase of $93.78 million in revenue collections, favorable changes in cash from ship management creditors amounting to $7.55 million and a decrease of $4.71 million in security collaterals, partially offset by an increase of $28.04 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $10.45 million in cash paid for interest and $5.73 million in realized losses on interest rate swaps held for trading.

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

Net Cash From Financing Activities

Net cash from financing activities increased by $561.67 million, from $278.81 million in the year ended December 31, 2012, to $840.48 million in the year ended December 31, 2013. The increase is mainly attributable to $1,026.20 million drawn from our bank loan facilities and the bond (2012: nil) and a decrease of $1.44 million in payment of loan issuance costs, partially offset by an increase of $21.37 million in dividend payments and an increase of $115.19 million in bank loan repayments. The cash from financing activities in the year ended December 31, 2012 was further affected by the net IPO proceeds of $310.74 million and the capital contributions received from our pre-IPO shareholders of $18.66 million (2013: nil).

Credit Facilities

The following summarizes certain terms of the nine outstanding facilities as of December 31, 2014:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2014
Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$127.90 million	LIBOR + applicable margin	2020	22 consecutive quarterly installments in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020.

DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ)	GAS-two Ltd. (GasLog Singapore)	Term loan: $95.00 million Revolving facility: $42.18 million	LIBOR + applicable margin	2018

Term loan: 14 consecutive quarterly installments in the amount of $2.50 million each, plus a balloon payment in the amount of $60.00 million due in May 2018 Revolving facility: It is available for drawing on a fully revolving basis in minimum amounts of $5.00 million until three months prior to the maturity date in May 2018. Total revolving facility of $50.00 million.

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, London Branch	GAS-six Ltd. (GasLog Skagen)	$128.32 million	LIBOR + applicable margin	2019	19 consecutive quarterly installments of $2.00 million each, plus a balloon payment of $89.62 million concurrently with the last installment in 2019.

Credit Suisse AG	GAS-seven Ltd. (GasLog Seattle)	$136.00 million	LIBOR + applicable margin	2020	24 consecutive quarterly installments of $2.00 million, with a balloon payment of $88.00 million due with the last installment in 2020.

DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd. and GAS-nine Ltd. (Solaris, GasLog Saratoga)	$285.02 million	LIBOR + applicable margin	2021

26 consecutive quarterly installments of $1.99 million and 28 consecutive quarterly installments of $2.03 million with balloon payments of $87.28 million and $89.16 million, respectively, due with the last installment under each tranche.

Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.	GAS-fifteen Ltd. (GasLog Chelsea)	$93.33 million	LIBOR + applicable margin	2018	8 semi-annual installments of $3.34 million, with a balloon payment of $66.65 million due with the last installment in 2018.

Citibank, N.A. London Branch	GAS-eighteen Ltd. (Methane Lydon Volney)	$108.50 million	LIBOR + applicable margin	2016	Balloon payment of $108.50 million due in 2016 without intermediate payments.

Citibank, N.A. London Branch	GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elizabeth) GAS- twenty one Ltd. (Methane Heather Sally)	$325.50 million	LIBOR + applicable margin	2016	Balloon payment of $325.50 million due in 2016 without intermediate payments.

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2014
Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS- four Ltd.(GasLog Santiago), GAS- five Ltd. (GasLog Sydney), GAS- sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$450.00 million	LIBOR + applicable margin	2019	20 consecutive quarterly installments of $5.63 million and a balloon payment of $337.5 million together with the final quarterly payment.

In addition, through our subsidiaries, we have entered into one loan agreement in connection with the financing of a portion of the contract price of one contracted newbuilding. Borrowing under this facility will be drawn upon delivery of the ship, which is scheduled for the second quarter of 2015, and will be secured by a mortgage on the ship. The following summarizes certain terms of the facility as of December 31, 2014:

Lender(s)	Subsidiary Party (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installments Schedule
DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-ten Ltd. (Hull 2044)	Up to $146.00 million	Q2 2015	LIBOR + applicable margin	2022	28 consecutive quarterly installments of $2.03 million, with a balloon payment of $89.16 million, due with the last installment under each tranche.

On March 25, 2015, in connection with the Pending Vessels Acquisition, GasLog, through its vessel-owning subsidiaries GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325.0 million with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135.0 million with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch, each with a two year maturity. The senior secured term loan facility will be repaid in one installment on the final maturity date. The subordinated term loan facility will be repaid in four consecutive quarterly installments of $16.88 million, beginning 15 months after the signing date, with a balloon payment of $67.50 million on the final maturity date. Amounts drawn will bear interest at LIBOR plus a margin.

Our credit facilities are secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•	guarantees from us and our subsidiary GasLog Carriers Ltd. or in the case of the GasLog Partners credit facility, guarantees from GasLog Partners and GasLog Partners Holdings LLC;

•	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and

•	for certain of our facilities, a first priority assignment of all earnings and insurances related to the ship owned by the respective borrower.

Our business is not subject to seasonal borrowing requirements.

Covenants and Events of Default

General

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

Our credit facilities (with the exception of the GasLog Partners credit facility) also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	our total indebtedness divided by our total assets must not exceed 75%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of our total indebtedness and $20.0 million after the first drawdown;

•

we are permitted to pay dividends, provided that we hold unencumbered cash and cash equivalents equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	our market value adjusted net worth must at all times be not less than $350.0 million.

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

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination or in certain other circumstances to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender. In addition, we are required under one of our facilities for the GasLog Saratoga and the Hull number 2044, to maintain $21.0 million per vessel in blocked accounts until the time that an acceptable charter party agreement has been entered into after the delivery of the respective vessels. As of December 31, 2014, an amount has been drawn in connection with the delivery of the GasLog Saratoga and the $21.0 million has been deposited in a blocked account in connection with such drawdown which amount is presented under restricted cash. In addition, as of December 31, 2014, $1.83 million has been presented under restricted cash pursuant to the credit facility used to finance the GasLog Savannah. This requirement was triggered because the vessel’s charterer has not exercised its option to extend its time charter within 12 months of the charter’s scheduled termination date.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120% of the then outstanding amount under the applicable facility and any related swap exposure. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Compliance with the financial covenants is required on a semi-annual basis and we were in compliance as of December 31, 2014.

GasLog Partners Credit Facility

The GasLog Partners credit facility is subject to specified financial covenants that apply to us on GasLog Partners’ consolidated basis. These financial covenants include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $15.0 million;

•	total indebtedness divided by total assets must be less than 60%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%; and

•

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The GasLog Partners credit facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the GasLog Partners credit facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120% of the then outstanding amount under the applicable facility and any related swap exposure. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The GasLog Partners credit facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2014.

Senior Unsecured Notes

On June 27, 2013, we issued a senior unsecured bond of NOK 500 million (or $83.21 million based on the exchange rate on June 27, 2013) that will mature on June 27, 2018. On May 2, 2014, we closed a follow-on issue of the Norwegian bond of NOK 500.00 million (or $83.61 million based on the exchange rate on closing date) at a premium of $4.18 million (based on the exchange rate on closing date). The total outstanding balance of the Norwegian bond, including the follow-on issue amounts to NOK 1 billion. The bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the Bond, net of unamortized financing costs, as of December 31, 2014 is $132.69 million. We may redeem the bond in whole or in part as follows: (a) with settlement date at any time from June 27, 2016 to but not including June 27, 2017 at 105.00% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

As issuer of the Bond we are required to comply with the financial covenants listed below:

•	total indebtedness divided by total assets must not exceed 75%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness and $20.0 million after the first drawdown; and

•	the Group’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, we are not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). In the amendment to the Bond Agreement signed in November 2014, certain covenants were revised in order to reflect our growth and the anticipated growth of GasLog Partners. Under the amended agreement, (a) notwithstanding the restriction on Distributions described above, we are permitted to make Distributions up to an aggregate maximum per share, for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the Distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such Distribution, (b) the amount of debt or committed debt availability that we provide to GasLog Partners cannot exceed $75.0 million and (c) we agreed to pay a one-time fee of 1.0% of the face value of the Bond.

Compliance with the Bond covenants is required at all times and we were in compliance as of December 31, 2014.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a second hand vessel and in 2014 we took delivery of two LNG carriers and acquired six second hand vessels. During the years ended December 31, 2014, 2013 and 2012, we funded $1.36 billion, $1.04 billion and, $109.35 million, respectively, of construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the bond, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO and proceeds from follow-on equity offerings and private placements.

As of December 31, 2014, our commitments for capital expenditures related to the nine contracted LNG carriers on order. The outstanding commitment for our nine newbuildings on order as of December 31, 2014 was approximately $1.68 billion. In addition, the aggregate purchase price for the two vessels under the Pending Vessels Acquisition is $460.0 million and is payable upon completion of the transaction. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with borrowings under the senior secured credit facility we have entered into with an aggregate undrawn amount of $146.0 million as of March 25, 2014, the senior secured term loan facility of up to $325.0 million and the subordinated term loan facility of up to $135.0 million, each entered into on March 25, 2015, new debt agreements, existing cash and the proceeds from equity financings we may enter into. In the event we decide to exercise our options to order up to six additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

To the extent that we are unable to draw down the amounts committed under our credit facilities, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuildings and secondhand vessels, which could adversely impact our ability to pay dividends to our shareholders, and materially adversely affect our results of operations and financial condition.

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

The ship cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Furthermore, until September 30, 2014, we estimated the residual values of our ships to be 10% of the initial ship cost. Effective October 1, 2014, following management’s reassessment based on developments in the LNG scrapping market which provide more reliable data points, the residual value of each vessel is equal to the product of its LWT and an estimated scrap rate per LWT, which represents our estimate of the current market value of the ship at the end of its useful life. This change in estimate increased depreciation expense by $0.17 million for the year ended December 31, 2014, and is expected to increase future annual depreciation by $0.76 million. The estimated residual value of our ships may not represent the fair market value at any one time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of our ships or their residual value would have the effect of increasing the annual depreciation charge and possibly resulting in an impairment charge.

When we are faced with regulations that place significant limitations on the ability of one of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

We must periodically drydock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard or acquisition from the previous owner, we estimate the drydocking component of the cost of the ship, representing estimated costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships.

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written off and forms part of the gain or loss recognized upon disposal of ships in the period of disposal. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, in case of new ships, and until the next drydocking for second hand ships, unless management intends to drydock the vessels earlier as circumstances arise. On October 1, 2014, the Group decided to accelerate the amortization of the drydocking component of eight of its vessels, as management is planning to drydock the vessels earlier than initially scheduled. This change in estimate increased depreciation expense by $0.39 million for the year ended December 31, 2014, and is expected to increase the depreciation expense by $0.04 million for the year ended December 31, 2015 and decrease the depreciation expense by $0.43 million for the year ended December 31, 2016.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, drydocking shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

Impairment of Vessels

At the end of each reporting period we perform an assessment of whether there is any indication that our vessels may be impaired by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is the higher of fair value less costs to sell and value in use.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2013 and December 31, 2014.

Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	Carrying values(1) (in thousands of U.S. dollars)
				December 31, 2013	December 31, 2014
GasLog Savannah(*)	May 2010	155,000	$229,947	$207,011	$200,743
GasLog Singapore(*)	July 2010	155,000	227,244	205,663	199,398
GasLog Shanghai	January 2013	155,000	189,169	184,229	178,962
GasLog Santiago	March 2013	155,000	189,048	184,886	179,659
GasLog Sydney	May 2013	155,000	195,366	192,061	186,671
GasLog Skagen	July 2013	155,000	195,275	192,812	187,420
GasLog Chelsea(2)	October 2013	153,600	162,310	161,085	156,031
GasLog Seattle	December 2013	155,000	201,135	200,542	195,161
Methane Rita Andrea(3)(*)	April 2014	145,000	156,613	—	152,367
Methane Jane Elizabeth(3)(*)	April 2014	145,000	156,613	—	152,339
Methane Lydon Volney(3)(*)	April 2014	145,000	158,955	—	154,731
Methane Alison Victoria(4)(*)	June 2014	145,000	156,610	—	153,395
Methane Shirley Elizabeth(4)(*)	June 2014	145,000	156,642	—	153,493
Methane Heather Sally(4)(*)	June 2014	145,000	156,612	—	153,684
Solaris	June 2014	155,000	201,628	—	198,768
GasLog Saratoga	December 2014	155,000	203,947	—	203,695

Total			$2,937,114	$1,528,289	$2,806,517

(1)

Our vessels are stated at carrying values (see Note 2 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2013 and December 31, 2014, no impairment was recorded.

(2)	The vessel was built in 2010.

(3)	The vessels were built in 2006.

(4)	The vessels were built in 2007.

*

Indicates vessels for which we believe, as of December 31, 2014, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $82.15 million, as of December 31, 2014.

Except where indicated, the market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2013 and December 31, 2014.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, which may include:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Because we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values can be highly volatile, so that our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

As of December 31, 2014, for the eight vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2014, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the eight vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Fair Value of Derivative Financial Instruments

Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated profit or loss.

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

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement on January 1, 2013, the Group adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

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

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 23 to our consolidated financial statements included elsewhere in this annual report for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Classification of the Partnership Interests

The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (14,160,000 units as of December 31, 2014). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the non-controlling interests in the Partnership should be classified as liabilities or equity interests, management has considered the wide discretion of the Partnership’s board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the Partnership’s board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Measurement of Equity-Settled Employee Benefits Expense

The Group used an accepted valuation methodology to value the Stock Appreciation Rights granted in 2013 and 2014. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 19 of the consolidated financial statements included elsewhere in this annual report.

Impairment of Goodwill

We review goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing our management company, GasLog LNG Services, which was acquired by us in 2005.

In order to determine whether goodwill has been impaired, we estimate the value-in-use of the cash-generating unit to which goodwill has been allocated. The value-in-use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and also a suitable discount rate in order to calculate present value representing recoverable amount of the cash-generating unit. In determining the value-in-use of the cash-generating unit as of December 31, 2014, we used cash flow projections based on financial budgets approved by us covering a four-year period. Growth assumptions were based on estimates and considered the number of ships expected to be under our management for which contracts were in place at the end of each year. The key assumptions used in the value-in-use calculations are as follows:

•	average inflation of 2% per annum;

•	a pre-tax discount rate of 10.5% per annum;

•	annual growth rate of 1.5%; and

•	1 euro = 1.26 U.S. dollars.

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

D. Trend Information

LNG Supply

Between 2013 and 2014, the global trade of LNG cargoes grew 2% to over 240 million tons per annum, or “mtpa”. This limited potential growth came as the early start of the PNG LNG project offset production disruption in Angola. Toward the end of the year, new trains in Algeria and Australia commenced operation, though the real growth impact from the latter will begin in 2015. Looking ahead, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters as described below. Based on the public announcements of major LNG producers, new LNG production volumes should become available in the 2015-2018 timeframe from projects in Australia, Malaysia, Indonesia and the United States. Of these countries, Australia and the United States are set to experience significant production growth and are expected to be in the top three global LNG exporters (along with Qatar) by 2020. Very large gas discoveries offshore East Africa and in Canada may drive significant future LNG exports from these regions.

LNG Demand

Volumes grew for many of the key LNG importers in 2014—Japan, China, Brazil, Singapore and Mexico all experienced growth. An additional number of new sources of LNG demand are expected to emerge in 2015. Pakistan, Egypt, Jordan, Poland and Uruguay are all expected to commence import operations by July. The new trade routes that emerge as result of new importers entering the market could give rise to potential shipping requirements.

LNG Chartering Activity

The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during the first portion of 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Approximately 218 charters of LNG vessels were fixed in 2014, compared with 140 in 2013. However, the significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors have led to a significant shortening of the average duration of spot charters fixed during the first portion of 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly.

Global LNG Fleet

As of December 31, 2014, the global fleet of dedicated LNG carriers stood at 405 ships. In 2014, 34 LNG carriers were delivered, and 66 orders were placed. This high level of ordering was driven in part by the significant developments in plans for new liquefaction projects, particularly in the United States. Three 1960s and 1970s built LNG carriers were reportedly sold for scrap and two were converted for use as LNG production units in 2014.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

As of December 31, 2014, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2014 were:

	Payments Due by Period(4)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations(1)	$1,926,482	$121,824	$593,297	$824,098	$387,263
Interest on borrowing obligations and swaps(2)	269,295	64,680	115,088	73,264	16,263
Loan arrangement fees and commitments	1,898	1,898	—	—	—
Shipbuilding contracts	1,676,718	239,285	1,437,433	—	—
Operating lease obligations	3,987	1,005	1,134	694	1,154
Purchase of depot spares(3)	5,340	—	—	2,000	3,340

Total	$3,883,720	$428,692	$2,146,952	$900,056	$408,020

(1)

The table does not include obligations under the loan agreement we entered into through our subsidiary on December 23, 2011 with DNB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), for $146.0 million. The first installment payment for this tranche will be due three months after the delivery of the newbuilding (GAS-ten Ltd.) scheduled for 2015 that will serve as collateral under the facility.

(2)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 0.33% to 3.26%, which takes into account LIBOR of 0.26%, and the applicable margin spreads in our various debt agreements and our fixed-rate interest rate swaps associated with each debt.

(3)

Following the acquisition of the six vessels from Methane Services, GasLog through its subsidiaries is guarantor for the acquisition from Methane Services of depot spares with an aggregate value of $6.0 million of which depot spares with value $0.66 million have been acquired as of December 31, 2014. The remaining spares should be acquired before the end of the initial term of the charter party agreements. The table does not include the depot spares of the ships that will be acquired under the Pending Vessels Acquisition.

(4)

The table does not include the aggregate cost of $460.0 million for the ships that will be acquired under the Pending Vessels Acquisition and the obligations under the senior secured term loan facility of up to $325.0 million and the subordinated term loan facility of up to $135.0 million, each entered into on March 25, 2015, to finance this acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent: Paul J. Collins, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Anthony S. Papadimitriou and Robert D. Somerville. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	56	Chairman and Director
Paul Wogan	52	Chief Executive Officer
Simon Crowe	47	Chief Financial Officer
Graham Westgarth	60	Chief Operating Officer
Bruce L. Blythe	70	Director
Paul J. Collins	78	Director
William M. Friedrich	66	Director
Dennis M. Houston	63	Director
Donald J. Kintzer	67	Director
Julian Metherell	51	Director
Anthony S. Papadimitriou	59	Director
Philip Radziwill	34	Director
Robert D. Somerville	71	Director

Certain biographical information about each of these individuals is set forth below.

Peter G. Livanos is our Chairman and a member of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos is the chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, a member of our board of directors.

Paul Wogan has served as our Chief Executive Officer since January 2013. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Simon Crowe has served as our Chief Financial Officer since April 2013. He has also served as Chief Financial Officer of our subsidiary GasLog Partners since its inception. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009,

Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Graham Westgarth has served as our Chief Operating Officer since June 2013. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. He has also served as Chief Operating Officer of our subsidiary GasLog Partners since its inception. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of FSO’s. From 2001 to 2010, Mr. Westgarth served as president, Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. From 1987 to 1999, Mr. Westgarth was employed by Maersk Company Limited, the last 5 years of which he served as General Manager of the Maersk UK flag fleet. From 2009 to 2014, Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80% of the world’s independent tanker owners and operators. Mr. Westgarth’s sea service includes serving in various ranks with Common Bros, Rowbotham Tankers, and Maersk Company Limited. He was promoted to Master at age 29 and subsequently served on crude/product carriers, LPG and chemical carriers. He is a graduate of the Columbia University Senior Executive Development Program.

Bruce L. Blythe has been a member of our board of directors since October 2011. Mr. Blythe has been involved in the shipping industry for over 15 years, having served as an advisor to the Livanos family since 1994. For nearly 20 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, as well as Drylog Ltd. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

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

William M. Friedrich has been a member of our board of directors since October 2011 and currently serves as our senior independent director. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group plc. Mr. Friedrich held several senior executive positions during his 14 year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. He holds a J.D. from Columbia Law School and a B.A. from Union College.

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

Donald J. Kintzer has been a member of our board of directors since November 2014. Since 2008, Mr. Kintzer has been a business advisor and executive mentor (including an association with Korora Partners Inc.). He is a retired partner of PricewaterhouseCoopers LLP, or “PwC”, having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. From 2005 to 2008, he was the leader (managing partner) of PwC’s West Region (US) Advisory practice and a member of PwC’s national (US) leadership team. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He is also a member of the board of directors of GasLog Partners and its audit committee, and served as a member of its conflicts committee until his appointment to our Board in November 2014 and as audit committee chairman until March 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force.

Julian Metherell has been a member of our board of directors since October 2011. Mr. Metherell is the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell also serves as a director of Euronav NV. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

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

Philip Radziwill has been a member of our board of directors since October 2011. Mr. Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of the Radziwill family, including the family’s investment in the Company. From 2006 to 2009, Mr. Radziwill was employed in the equity group at Moore Capital Management LLC, a private investment management firm based in New York, where he focused on a long/short equity strategy within the energy industry. Prior to joining Moore Capital Management, Mr. Radziwill was employed as an investment banker at Goldman, Sachs & Co. within the Industrial & Natural Resources group. Mr. Radziwill is a graduate of Brown University. He is the first cousin of Peter G. Livanos, our Chairman.

Robert D. Somerville has been a member of our board of directors since November 2011. Mr. Somerville was employed at ABS, the second-largest marine classification society in the world for over 30 years. From 2004 until 2011 he served as the company’s chairman and chief executive officer, and from 2011 to 2013 he served as the company’s chairman. Mr. Somerville currently serves as a member of the board of directors of Maine Maritime Academy, Keppel Offshore & Marine Limited and Knightsbridge Tankers. Mr. Somerville is a graduate of Maine Maritime Academy, where he received a B.Sc. degree in Marine Engineering. He has also received honorary degrees from the Webb Institute in New York and Maine Maritime Academy.

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

B. Compensation of Directors and Senior Management

Our non-executive directors receive:

•	an annual fee of $120,000;

•	an additional annual fee of $20,000 to the senior independent director;

•

additional annual fees of $100,000 to the Chairman of the board, $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee;

•

additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees); and

•	additional annual fees of $20,000 to each board member who also serves as a board member of GasLog Partners (in lieu of direct compensation from GasLog Partners for such service).

The annual fee paid to non-executive directors in 2014 was $100,000.

The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs and other short-term benefits. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For 2014, our executive officers were Paul Wogan, Simon Crowe and Graham Westgarth. Compensation for our executive officers in 2014 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant’s target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50% of his or her target individual performance objectives. In 2014, the Company performance objectives were measured against three equally-weighted key business indicators: Free Cash Flow per Share, Absolute Return on Invested Capital and three-year rolling average Relative Total Shareholder Return. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which a failure to meet the safety target may result in a reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established, which, if met, can result in a payout of up to 120% of the individual’s target payout. The Company discretionary component may not increase an individual’s payment to more than 200% of his or her target payout. The amounts paid to our executive officers in 2014 pursuant to the MIP were determined based on the following weightings: individual performance (30%), Company performance (50%) and Company discretion (20%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2014 was $3.68 million.

In addition, each of our executive officers was eligible to receive equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”. In April 1, 2014, we granted our executive officers an aggregate of 210,271 stock appreciation rights and 55,908 restricted stock units under the Plan, with an aggregate fair value as of the grant date of $2.52 million. The stock appreciation rights have an exercise price per share of $24.00 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. The stock appreciation rights and the restricted stock units may be settled in cash or common shares, or a combination thereof, at our discretion.

We generally determine during the February meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

We did not set aside or accrue any amounts in the year ended December 31, 2014 to provide pension, retirement or similar benefits to our directors or executive officers.

C. Board Practices

Our board of directors consists of 10 members. The board of directors may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the board of directors.

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

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Houston, Kintzer and Somerville, with Mr. Kintzer serving as the committee chairman. Mr. Collins served as the committee chairman from November 2011 until March 2015. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Collins and Mr. Kintzer each qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

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

Corporate Governance

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

D. Employees

As of December 31, 2014, we had 137 full-time employees and 20 contractors and outsourced employees, all of whom are based in our offices in Greece, Monaco, London, New York or the newbuildings site in South Korea. In addition to our shoreside employees and sub-contractors, we had approximately 1,130 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece. The number of our shoreside employees, sub-contractors and seafaring staff increased significantly in 2014 due to the contracted expansion of our fleet.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2014, our retention rate was 92.0% for senior officers, 95.0% for other officers and 97.9% for shore staff.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 25, 2015 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 80,496,499 common shares outstanding as of March 25, 2015. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Common Shares Beneficially Held
	Number of Shares	Percentage
Officers and directors
Peter G. Livanos(1)	31,944,442	39.68%
Paul Wogan	*	*
Simon Crowe	*	*
Graham Westgarth	*	*
Bruce L. Blythe	*	*
Paul J. Collins	*	*
William M. Friedrich	*	*
Dennis M. Houston	*	*
Donald J. Kintzer	—	—
Julian Metherell	*	*
Anthony S. Papadimitriou	*	*
Philip Radziwill	—	—
Robert D. Somerville	*	*
All officers and directors as a group (thirteen persons)	32,207,742	40.01%
Other 5% beneficial owners
Alexander S. Onassis Foundation(2)	6,667,004	8.28%

(1)

By virtue of common shares held (a) directly, (b) indirectly through Blenheim Holdings Ltd., or “Blenheim Holdings”, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos and (d) by several entities of which Mr. Livanos and/or members of his family are beneficiaries and for which Mr. Livanos serves an officer and/or a board member. Mr. Livanos disclaims beneficial ownership of the shares held by the entities referenced in (d). Mr. Livanos can effectively control the Company through direct and indirect ownership interests.

Mr. Livanos’s ownership interest changed in connection with the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012, and a transfer by Blenheim Holdings of 657,090 shares to one of its minority shareholders in March 2014 in exchange for such shareholder’s interest in Blenheim Holdings. In September 2014, Blenheim Holdings entered into a margin loan facility agreement pursuant to which it pledged 6,000,000 shares to secure its obligations under the margin loan agreement.

(2)

By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. A portion of the shares were acquired from the Company in a private placement in January 2014. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Onassis Foundation, and as a result may be deemed to have indirect beneficial ownership of the shares.

*	Less than 1%.

In March 2012, we completed a registered public offering of our shares of common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of March 18, 2015, we had approximately 18,700 shareholders.

B. Related Party Transactions

Relationship with GasLog Partners

GasLog Partners was formed by us in January 2014 to own, operate and acquire LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE. The Partnership conducts its operations through its vessel-owning subsidiaries and as of March 25, 2015, had a fleet of five LNG carriers. As of March 25, 2015, we hold a 42.5% interest in the Partnership and, as a result of our ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, we have the ability to control the Partnership’s affairs and policies.

Quarterly Cash Dividends

We are entitled to distributions on our general and limited partner interests in GasLog Partners. These interests consist of common units, subordinated units, incentive distribution rights and general partner interests. Under the Partnership Agreement, during the subordination period, the holders of the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the general partner until each common unit has received a minimum quarterly distribution of $0.375;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to the general partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the holders of subordinated units, pro rata, and 2.0% to the general partner until each subordinated unit has received a minimum quarterly distribution of $0.375.

We currently hold all of the incentive distribution rights in GasLog Partners. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	GasLog Partners has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•

GasLog Partners has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, GasLog Partners will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the general partner, until each unitholder receives a total of $0.43125 per unit for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to the general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to the general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the general partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

As holder of the 2.0% general partner interest in GasLog Partners, we are entitled to 2.0% of all distributions made by GasLog Partners prior to its liquidation. The general partner, our wholly owned subsidiary, has the right, but not the obligation, to contribute a proportionate amount of capital to GasLog Partners to maintain its 2.0% general partner interest if the Partnership issues additional units.

We received total distributions from GasLog Partners of $6.03 million in 2014 since the completion of its IPO in May 2014.

Omnibus Agreement

On May 12, 2014, we entered into an omnibus agreement with GasLog Partners and certain of its subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition; Five-Year Vessel Restricted Business Opportunities

Under the omnibus agreement, we have agreed, and have caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. For purposes of this section, we refer to these vessels, together with any related charters, as “Five-Year Vessels” and to all other LNG carriers, together with any related charters, as “Non-Five-Year Vessels”. In the event that we acquire, operate or put under charter a Five-Year Vessel, then we will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify GasLog Partners and offer it the opportunity to purchase such Five-Year Vessel at fair market value. The restrictions in this paragraph will not prevent us or any of our controlled affiliates (other than GasLog Partners and its subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)

acquiring one or more Five-Year Vessels if we promptly offer to sell the vessel to GasLog Partners for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to GasLog Partners at the time of the acquisition;

(3)

putting a Non-Five-Year Vessel under charter for five full years or more if we offer to sell the vessel to GasLog Partners for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five full years or more;

(4)

acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)

if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by our board of directors, we must offer to sell such vessels to GasLog Partners for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to GasLog Partners separate from the acquired business; and

(b)

if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by our board of directors, we must notify GasLog Partners of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, GasLog Partners will notify us if it wishes to acquire such vessels in cooperation and simultaneously with us acquiring the Non-Five-Year Vessels. If GasLog Partners does not notify us of its intent to pursue the acquisition within 30 days, we may proceed with the acquisition and then offer to sell such vessels to GasLog Partners as provided in (a) above;

(5)	acquiring a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets;

(6)

acquiring, owning, operating or chartering any Five-Year Vessel if GasLog Partners does not fulfill its obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)

acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to GasLog Partners described in paragraphs (2), (3) and (4) above pending its determination whether to accept such offers and pending the closing of any offers it accepts;

(8)	providing ship management services relating to any vessel;

(9)	owning or operating any Five-Year Vessel that we owned on the closing date of GasLog Partners’ initial public offering and that was not part of its fleet as of such date; or

(10)	acquiring, owning, operating or chartering a Five-Year Vessel if GasLog Partners has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our controlled affiliates (other than GasLog Partners, its general partner or its subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, we may not subsequently expand that portion of our business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with GasLog Partners’ vessels upon their re-chartering.

In addition, under the omnibus agreement GasLog Partners has agreed, and has caused its subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)

prevent GasLog Partners or any of its subsidiaries from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by GasLog Partners or any of its subsidiaries;

(2)

prevent GasLog Partners or any of its subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)

if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by GasLog Partners, the Partnership must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that GasLog Partners incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)

if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by GasLog Partners, the Partnership must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we must notify GasLog Partners if we wish to acquire the Non-Five-Year Vessels in cooperation and simultaneously with GasLog Partners acquiring the Five-Year Vessels. If we do not notify GasLog Partners of our intent to pursue the acquisition within 30 days, the Partnership may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

(3)

prevent GasLog Partners or any of its subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to us described in paragraph (2) above, pending our determination whether to accept such offer and pending the closing of any offer we accept; or

(4)

prevent GasLog Partners or any of its subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if we have previously advised the Partnership that we consent to such acquisition, ownership, operation or charter.

If GasLog Partners or any of its subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither the Partnership nor any subsidiary may subsequently expand that portion of its business other than pursuant to those exceptions.

During the 30-day period after our notice and offer of an opportunity to purchase a Five-Year Vessel, we and GasLog Partners will negotiate in good faith to reach an agreement on the fair market value (and any applicable break-up costs) of the relevant vessel. If we do not reach an agreement within such 30-day period, a mutually-agreed upon investment banking firm, ship broker or other expert advisor will be engaged to determine the fair market value (and any applicable break-up costs) of the relevant vessel and other outstanding terms, and GasLog Partners will have the option, but not the obligation, to purchase the relevant vessel on such terms. GasLog Partners’ ability to consummate the acquisition of such Five-Year Vessel from us will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such Five-Year Vessel. Under the omnibus agreement, we will indemnify GasLog Partners against losses arising from the failure to obtain any consent or governmental permit necessary to own or operate the fleet in substantially the same manner that the vessels were owned and operated by us immediately prior to the Partnership’s acquisition of such vessels. See “—Indemnification”.

Upon a change of control of GasLog Partners or its general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the noncompetition provisions of the omnibus agreement applicable to us will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of GasLog Partners’ directors ceases to consist of directors that were (1) appointed by the Partnership’s general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership’s appointed directors, the noncompetition provisions applicable to us shall terminate immediately.

LNG Carrier Purchase Options

Under the omnibus agreement, GasLog Partners has the right to purchase any of the GasLog Seattle, the Solaris, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria and Hull numbers 2072, 2073, 2102 and 2103 from GasLog within 36 months after we notify the Partnership’s board of directors of a vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle, the Methane Lydon Volney, the Methane Shirley

Elisabeth, the Methane Heather Sally and the Methane Alison Victoria, 36 months after the closing of the Partnership’s IPO, which occurred on May 12, 2014) at fair market value as determined in accordance with the provisions of the omnibus agreement. If we and GasLog Partners are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and GasLog Partners will have the right, but not the obligation, to purchase the vessel at such price. GasLog Partners’ ability to consummate the acquisition of such vessels from us will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing as of the closing date in respect of such vessels.

On the date on which a majority of GasLog Partners’ directors ceases to consist of directors that were (1) appointed by the Partnership’s general partner prior to our its annual meeting of unitholders and (2) recommended for election by a majority of the Partnership’s appointed directors, the LNG carrier purchase options shall terminate immediately.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries have granted to GasLog Partners a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Under the omnibus agreement, GasLog Partners and its subsidiaries have agreed to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer will not apply to a (1) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (2) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with an unaffiliated third party or any Non-Five-Year Vessel, we or GasLog Partners, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and GasLog Partners, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or GasLog Partners, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or GasLog Partners, as the case may be, than those offered pursuant to the written notice. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog Partners will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing in respect of such Five-Year Vessel.

Upon a change of control of GasLog Partners or its general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of us, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of GasLog Partners’ outstanding subordinated units have converted to common units. On the date on which a majority of GasLog Partners’ directors ceases to consist of directors that were (1) appointed by the Partnership’s general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership’s appointed directors, the provisions related to the rights of first offer granted to the Partnership by us shall terminate immediately.

For purposes of the omnibus agreement, a “change of control” means, with respect to any “applicable person”, any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, or the “Exchange Act”), other than us or our affiliates with respect to the general partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

Indemnification

Under the omnibus agreement, we will indemnify GasLog Partners after the closing of its IPO for a period of five years (and we will indemnify the Partnership for a period of at least three years after its purchase of any vessels subject to purchase options, if applicable) against certain environmental and toxic tort liabilities with respect to the vessels that are contributed or sold to the Partnership to the extent arising prior to the time such vessels were contributed or sold to the Partnership. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by us for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case we are liable for claims only to the extent such aggregate amount exceeds $500,000.

We will also indemnify GasLog Partners for liabilities related to:

•

certain defects in title to GasLog Partners’ initial fleet and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the Partnership’s IPO; and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold.

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

In addition, under the terms of the restrictive covenant agreement, Mr. Livanos and Blenheim Holdings agreed that, subject to the exceptions described below, they would not sell or dispose of any of our common shares owned by them as of the date of the agreement for a period of 18 months following the closing of GasLog’s IPO.

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

Registration Rights Agreement

On April 4, 2012, we entered into a registration rights agreement with certain of our shareholders, pursuant to which we granted such shareholders and their transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they will be a party, to require us to register under the Securities Act of 1933, as amended, our common shares held by those persons. Under the registration rights agreement, certain of our shareholders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. While these demand registration rights are subject to certain timing and other restrictions, there is no limit on the number of times a shareholder may exercise such rights. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. In March 2014, in response to a Demand Registration Request (as defined in the Registration Rights Agreement), the Company filed a Registration Statement on Form F-3 registering the common shares entitled to registration rights in addition to other common shares held by the Company’s directors and officers.

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

We leased our office space in London, England until August 2014 from Unisea Maritime Limited, an entity controlled by our chairman, Peter Livanos. We paid a fixed bi-monthly fee that was consistent with market rates for use of the office space and receptionist services.

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

Through our subsidiary GasLog Monaco S.A.M., we made payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for our office space in Monaco. Ceres Monaco S.A.M. leased operating space pursuant to a service agreement with a third-party property owner, and we occupied a portion of the leased space. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner. The amount of $0.03 million charged in the year ended December 31, 2013 related to reimbursement of certain expenses paid by Ceres Monaco S.A.M. on behalf of GasLog Monaco S.A.M. During the year ended December 31, 2014, no expenses were paid by Ceres Monaco S.A.M. on behalf of GasLog Monaco S.A.M.

Egypt LNG

We have a 25% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle, which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2014 to December 31, 2014, we received a total of approximately $0.73 million in revenues from Egypt LNG in respect of our vessel management services.

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

Shipbuilding Commissions

Pursuant to commission agreements with Samsung, commissions due from the shipyard in relation to one of our newbuilding orders and the GasLog Saratoga will be paid and for the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle and the Solaris such commissions were paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. forwards the payments to our ship-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, these handling fees will amount to less than $100,000 for the one newbuilding on order, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle, the Solaris and the GasLog Saratoga.

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

Dividend Policy

We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares of $0.11 per share on March 25, 2013, June 11, 2013 and September 13, 2013, $0.12 per share on December 9, 2013, March 25, 2014, June 11, 2014 and September 8, 2014, and $0.14 per share on December 5, 2014 and March 13, 2015.

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

Set out below is a table showing the dividends declared in 2010, 2011, 2012, 2013 and 2014.

	Year ended December 31,
	2010	2011	2012	2013	2014	Total
	(Expressed in millions of U.S. dollars)
Dividends declared	$17.25	$8.50	$6.91	$28.29	$39.84	$100.79

B. Significant Changes

See “Item 18. Financial Statements—Note 26. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States on March 30, 2012, our common shares have been listed on the NYSE under the symbol “GLOG”. The following table shows the high and low closing sales prices for our common shares during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2012 (March 30, 2012 to December 31, 2012)	$12.54	$8.95
Year ended December 31, 2013	17.41	11.93
Year ended December 31, 2014	31.89	15.95
First Quarter 2013	13.30	12.10
Second Quarter 2013	13.91	11.93
Third Quarter 2013	15.17	12.63
Fourth Quarter 2013	17.41	14.11
First Quarter 2014	24.30	16.24
Second Quarter 2014	31.89	22.78
Third Quarter 2014	31.54	22.01
Fourth Quarter 2014	21.98	15.95
First Quarter 2015 (January 1, 2015 to March 24, 2015)	20.53	16.64
September 2014	25.70	22.01
October 2014	21.98	17.03
November 2014	21.62	17.64
December 2014	21.38	15.95
January 2015	20.08	16.64
February 2015	20.53	18.51
March 1, 2015 to March 24, 2015	19.64	18.26

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2014, the share capital consisted of 80,493,126 issued and outstanding common shares, par value $0.01 per share and 500,000 treasury shares.

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

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

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

(d)

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space and Related Arrangements”.

(e)

Form of Indemnification Agreement for the Company’s directors and certain officers; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(f)

Restrictive Covenant Agreement among GasLog Ltd., Peter G. Livanos and Blenheim Holdings Ltd., dated April 4, 2012; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreement”.

(g)	Form of Subscription Agreement; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Subscription Agreement”.

(h)	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans”.

(i)

Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(j)

Deed between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

E. Tax Considerations

Bermuda Tax Considerations

The following discussion summarizes the material Bermuda tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

United States Federal Income Tax Considerations

The following discussion summarizes the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares.

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

We are currently not entitled to this exemption under Section 883 for any taxable year. As a result, we are subject to the 4% U.S. Federal income tax under Section 887 on our U.S. source gross transportation income (subject to the discussion of “effectively connected income” below). In 2014, we did not have any U.S. source gross transportation income, and we do not currently expect to incur any material U.S. federal income tax liability on our income.

Because we are unable to qualify for the exemption under Section 883, our U.S. source gross transportation income in future years that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

If we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, as discussed below, depending on whether or not you make certain elections. Additionally, for each year during which you own our common shares, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common shares.

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

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

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

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2014 was $1.79 billion. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would have decreased our profit during the years ended December 31, 2014 and 2013 by approximately 1.34% or $0.68 million and 0.39% or $0.22 million, respectively, based upon our debt level during such years.

We expect our exposure to interest rate changes to increase in the future as a result of an increase in our borrowings under our current and future loan agreements. Borrowings under these floating rate debt facilities will be used to finance a portion of the contract prices of our newbuildings on order.

Interest Rate Swaps

The principal terms of the interest rate swaps are disclosed in Note 23 to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2014 and 2013, the notional amount of the swaps designated as cash flow hedging instruments was $476.15 million and $307.43 million, respectively, and the notional amount of the swaps held for trading was $491.43 million and $630.19 million, respectively.

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the

Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages, and a large portion of our administrative expenses, are denominated in euros. As of December 31, 2014 and 2013, approximately $13.55 million and $12.99 million, respectively, of our outstanding liabilities were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the years ended December 31, 2014 and 2013 by approximately $6.89 million and $4.12 million, respectively, based upon our expenses during such years. We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future. We expect our exposure to movements in currency exchange rates to increase in the future as our fleet increases.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal controls over financial reporting are designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the internal control over financial reporting of GasLog Ltd. and its subsidiaries (the “Group”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated March 25, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom

March 25, 2015

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Paul J. Collins and Donald J. Kintzer, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, each qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that Mr. Collins and Mr. Kintzer meet the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholders at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2014.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2013. Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2014.

The chart below sets forth the total amount billed and accrued for Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and Deloitte LLP for services performed in 2013 and 2014 and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2013	2014
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.87	$1.86
Tax fees	0.01	—
Audit-related fees	0.04	—

Total fees	$0.92	$1.86

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

Included in the audit fees for 2013 and 2014 are fees of $0.2 million and $0.32 million, respectively, related to the Partnership’s IPO completed in May 2014. Included in the audit fees for

2014 are fees of $0.25 million related to our follow-on equity offerings completed in January 2014 and April 2014 and to the Partnership’s follow-on offering completed in September 2014.

Tax Fees

Tax fees relate to services provided in connection with U.S. corporate tax filings and tax advisory services.

Audit-related Fees

Audit-related fees for 2013 relate to the provision of certain internal control consulting services relating to the Company’s readiness project in connection with the Sarbanes-Oxley Act.

All Other Fees

No other fees were billed by our principal accountant in 2013 and 2014.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our common shares by us and our affiliated purchasers for the period ended December 31, 2014.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
June 2014	20,614(1)	31.34	—	—
September 2014	500,000(1)	25.15	—	—
November 2014	325,000(2)	21.57	—	—
December 2014	71,000(2)	15.67	—	—

Total	916,614	23.29	—	—

(1)

The Company purchased these shares in open-market transactions. The 20,614 shares purchased in June 2014 were reissued by the Company in July 2014 pursuant to awards granted under the Plan. The 500,000 shares are being held as treasury shares.

(2)

Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions. Mr. Livanos may be deemed to beneficially own these shares as a result of his control of these entities. These shares are reflected in Mr. Livanos’ share ownership included in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

ITEM 16.F. CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. served as our independent auditor for the fiscal years ended December 31, 2013 and December 31, 2012. In March 2014, our audit committee and board of directors, respectively, approved the engagement of Deloitte LLP to audit our financial statements for the fiscal year ending December 31, 2014.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between Our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Corporate Governance, Nominating and Compensation Committee

Pursuant to NYSE Rules 303A.04 and 303A.05, the NYSE requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Bermuda law, we have one or more non- independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee.

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

Reference is made to pages F-1 through F-52 included herein by reference.

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

4.3	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.4

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.(1)

4.5	Form of Indemnification Agreement for the Company’s directors and certain officers(1)
4.6	Form of Restrictive Covenant Agreement(1)
4.7	Form of Subscription Agreement(3)
4.8	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(4)
4.9

Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee(5)*

4.10	Deed between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(5)
8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer

Exhibit No.	Description
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Simon Crowe, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.2	Consent of Deloitte LLP

(1)

Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form F-1 (File No. 333-179034), declared effective by the SEC on March 29, 2012, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on May 24, 2013, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 27, 2014, and hereby incorporated by reference to such Report.

(4)

Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 17, 2015, and hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GASLOG LTD.,
By	/s/ PAUL WOGAN

Name: Paul Wogan
Title: Chief Executive Officer

Dated: March 25, 2015

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statement of financial position of GasLog Ltd. and subsidiaries (the “Group”) as of December 31, 2014, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte LLP

London, United Kingdom

March 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
GasLog Ltd.
Hamilton, Bermuda

We have audited the accompanying consolidated statement of financial position of GasLog Ltd. and its subsidiaries (the “Group”) as of December 31, 2013, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and its subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 28, 2014

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position
As of December 31, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2013	December 31, 2014
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associate	5	6,326	6,603
Deferred financing costs		12,793	6,120
Other non-current assets	9	2,659	5,785
Derivative financial instruments	23	9,145	1,174
Tangible fixed assets	6	1,529,720	2,809,517
Vessels under construction	6	120,295	142,776

Total non-current assets		1,690,449	2,981,486

Current assets
Trade and other receivables	8	7,257	14,317
Dividends receivable and due from related parties	18	2,476	1,869
Inventories		5,936	4,953
Prepayments and other current assets		2,263	4,443
Short-term investments		4,500	28,103
Restricted cash	7	—	22,826
Cash and cash equivalents	7	103,798	211,974

Total current assets		126,230	288,485

Total assets		1,816,679	3,269,971

Equity and liabilities
Equity
Share capital	10	629	810
Contributed surplus	10	614,964	923,470
Reserves		(3,428)	(12,002)
Treasury shares	10	—	(12,576)
Retained earnings		27,368	29,689

Equity attributable to owners of the Group	11	639,533	929,391
Non-controlling interest	4	—	323,646

Total equity		639,533	1,253,037

Current liabilities
Trade accounts payable		5,735	9,668
Ship management creditors	7	8,148	1,285
Amounts due to related parties	18	123	181
Derivative financial instruments	23	14,235	16,149
Other payables and accruals	13	30,272	57,647
Borrowings—current portion	12	100,320	116,431

Total current liabilities		158,833	201,361

Non-current liabilities
Derivative financial instruments	23	2,918	35,751
Borrowings—non-current portion	12	1,014,754	1,778,845
Other non-current liabilities		641	977

Total non-current liabilities		1,018,313	1,815,573

Total equity and liabilities		1,816,679	3,269,971

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Note	2012	2013	2014
Revenues		68,542	157,240	328,679
Vessel operating and supervision costs	14	(14,646)	(34,919)	(78,470)
Depreciation of fixed assets	6	(13,065)	(29,322)	(70,695)
General and administrative expenses	15	(20,380)	(21,598)	(34,154)

Profit from operations		20,451	71,401	145,360

Financial costs	16	(11,670)	(27,851)	(71,579)
Financial income	16	1,174	411	274
(Loss)/gain on swaps	23	(6,783)	11,498	(24,787)
Share of profit of associate	5	1,078	1,470	1,497

Total other expenses, net		(16,201)	(14,472)	(94,595)

Profit for the year		4,250	56,929	50,765

Attributable to:
Owners of the Group		4,250	56,929	42,161
Non-controlling interest		—	—	8,604

		4,250	56,929	50,765

Earnings per share—basic and diluted	25	0.07	0.91	0.54

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income or loss
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars)

	Note	2012	2013	2014
Profit for the year		4,250	56,929	50,765
Other comprehensive (loss)/income:
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain		(48)	62	(202)
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	23	(15,993)	4,773	(13,191)
Recycled loss of cash flow hedges reclassified to profit or loss	23	—	2,293	6,641

Other comprehensive (loss)/income for the year		(16,041)	7,128	(6,752)

Total comprehensive (loss)/income for the year		(11,791)	64,057	44,013

Attributable to:
Owners of the Group		(11,791)	64,057	32,103
Non-controlling interest		—	—	11,910

		(11,791)	64,057	44,013

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

	Share Capital (Note 10)	Contributed Surplus (Note 10)	Equity- settled employee benefits reserve	Other reserves (Note 11)	Treasury shares (Note 10)	(Accumulated deficit)/ retained earnings	Attributable to owners of the Group	Non- controlling interest	Total
Balance at January 1, 2012	391	300,716	7,571	(5,747)	—	(12,438)	290,493	—	290,493

Capital contributions	—	18,663	—	—	—	—	18,663	—	18,663
Dividend declared ($0.11 per share)	—	(6,915)	—	—	—	—	(6,915)	—	(6,915)
Net proceeds from initial public offering (“IPO”) and private placement (Note 4)	238	309,415	—	—	—	—	309,653	—	309,653
Recognition of share based payments (Note 15)	—	—	3,168	—	—	—	3,168	—	3,168
Profit for the year	—	—	—	—	—	4,250	4,250	—	4,250
Other comprehensive loss for the year	—	—	—	(16,041)	—	—	(16,041)	—	(16,041)

Total comprehensive (loss)/ income for the year	—	—	—	(16,041)	—	4,250	(11,791)	—	(11,791)

Balance at December 31, 2012	629	621,879	10,739	(21,788)	—	(8,188)	603,271	—	603,271

Dividend declared ($0.45 per share)	—	(6,915)	—	—	—	(21,373)	(28,288)	—	(28,288)
Recognition of share based payments (Note 15)	—	—	493	—	—	—	493	—	493
Profit for the year	—	—	—	—	—	56,929	56,929	—	56,929
Other comprehensive income for the year	—	—	—	7,128	—	—	7,128	—	7,128

Total comprehensive income for the year	—	—	—	7,128	—	56,929	64,057	—	64,057

Balance at December 31, 2013	629	614,964	11,232	(14,660)	—	27,368	639,533	—	639,533

Net proceeds from public offerings and private placement (Note 4)	181	308,506	—	—	—	—	308,687	—	308,687
Net proceeds from GasLog Partners LP (“GasLog Partners”) public offerings (Note 4)	—	—	—	—	—	—	—	319,036	319,036
Dividend paid (Note 11)	—	—	—	—	—	(39,840)	(39,840)	(7,300)	(47,140)
Recognition of share based payments (Note 15)	—	—	1,856	—	—	—	1,856	—	1,856
Settlement of share based payments	—	—	(372)	—	—	—	(372)	—	(372)
Treasury shares, net (Note 10)	—	—	—	—	(12,576)	—	(12,576)	—	(12,576)
Profit for the period	—	—	—	—	—	42,161	42,161	8,604	50,765
Other comprehensive (loss)/income for the year	—	—	—	(10,058)	—	—	(10,058)	3,306	(6,752)

Total comprehensive (loss)/income for the year	—	—	—	(10,058)	—	42,161	32,103	11,910	44,013

Balance at December 31, 2014	810	923,470	12,716	(24,718)	(12,576)	29,689	929,391	323,646	1,253,037

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars)

	2012	2013	2014
Cash flows from operating activities:
Profit for the year	4,250	56,929	50,765
Adjustments for:
Depreciation of fixed assets	13,065	29,322	70,695
Share of profit of associate	(1,078)	(1,470)	(1,497)
Financial income	(1,174)	(411)	(274)
Financial costs	11,670	27,851	71,579
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(628)	(1,013)	218
Unrealized loss/(gain) on interest rate swaps held for trading including ineffective portion of cash flow hedges and loss at inception	6,783	(19,520)	7,836
Recycled loss of cash flow hedges reclassified to profit or loss	—	2,293	6,641
Non-cash defined benefit obligations	36	81	(202)
Non-cash employee benefits	3,481	493	1,856

	36,405	94,555	207,617
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables including related parties, net	528	(4,675)	(7,257)
Decrease/(increase) in prepayments and other assets	55	(1,838)	(2,931)
(Increase)/decrease in inventories	(55)	(5,455)	983
(Increase)/decrease in other non-current assets	(3,199)	1,413	(3,127)
Increase in other non-current liabilities	11	30	336
Increase in accounts payable and other current liabilities	2,318	24,306	16,678

Cash provided by operations	36,063	108,336	212,299
Interest paid	(11,145)	(21,591)	(64,011)

Net cash from operating activities	24,918	86,745	148,288

Cash flows from investing activities:
Dividends received from associate	950	1,640	970
Payments for tangible fixed assets and vessels under construction	(110,765)	(1,038,153)	(1,364,283)
Return of contributed capital from associate	—	360	—
Purchase of short-term investments	(307,915)	(44,969)	(89,823)
Maturity of short-term investments	204,091	145,047	66,220
Financial income received	1,018	559	260

Net cash used in investing activities	(212,621)	(935,516)	(1,386,656)

Cash flows from financing activities:
Proceeds from bank loans and bonds	—	1,026,200	1,480,473
Bank loan repayments	(27,455)	(142,649)	(656,944)
Payment of loan issuance costs	(16,222)	(14,782)	(22,501)
Payment of equity raising costs	(3,515)	—	(4,679)
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	314,255	—	310,240
Increase in restricted cash	—	—	(22,826)
Proceeds from GasLog Partners’ public offering and issuance of general partners units (net of underwriting discounts and commissions)	—	—	323,087
Purchase of treasury shares	—	—	(13,221)
Proceeds from stock options exercise	—	—	273
Dividends paid	(6,915)	(28,288)	(47,140)
Capital contributions received	18,663	—	—

Net cash from financing activities	278,811	840,481	1,346,762

Effects of exchange rate changes on cash and cash equivalents	(223)	1,110	(218)
Increase/(decrease) in cash and cash equivalents	90,885	(7,180)	108,176
Cash and cash equivalents, beginning of the year	20,093	110,978	103,798

Cash and cash equivalents, end of the year	110,978	103,798	211,974

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars)

	2012	2013	2014
Non cash investing and financing activities
Capital expenditures—net payable/(receivable)	2,326	(691)	7,999
Equity raising costs included in liabilities at the end of the year	125	—	174
Loan issuance costs included in liabilities at the end of the year	3,368	2,494	903

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda that controls Blenheim Holdings Ltd., which as of December 31, 2014, held a 36.9% interest in GasLog. As of December 31, 2014, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 39.7% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

On May 12, 2014, GasLog Partners LP (“GasLog Partners” or the “Partnership”), a subsidiary of GasLog, completed its initial public offering (the “GasLog Partners’ IPO”) with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in net proceeds of $186,029 and representing a 48.2% ownership interest. Concurrently with the GasLog Partners’ IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695 of cash consideration paid directly to GasLog from the GasLog Partners’ IPO proceeds.

On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,007. In connection with the offering, the Partnership’s general partner, a wholly owned subsidiary of GasLog, paid $2,847 to GasLog Partners in exchange for 91,837 general partner units to maintain its 2.0% general partner interest in the Partnership. The total net proceeds to GasLog Partners of $135,854 were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000 and to prepay $24,947 of debt secured by those carriers in October 2014.

As of December 31, 2014, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2014 the Group’s structure was as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service Company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service Company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2044	Q2 2015(1)
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q2 2017(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q3 2017(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q3 2017(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q4 2017(1)
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
42.5% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC.	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
25% interest associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.

All entities in the Group have a December 31st year end. During 2014 the Group employed an average of 142 employees (2013: 119 and 2012: 110).

Following the completion of the Group’s IPO on April 4, 2012 (Note 4), GasLog’s common shares began trading on the New York Stock Exchange (“NYSE”) on March 30, 2012 under the ticker symbol “GLOG”.

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation and approval

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments recorded at fair value at the end of each year. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Going concern

In considering going concern management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

The principal accounting policies are set out below.

The financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Group’s subsidiaries because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

On March 25, 2015, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

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

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in the consolidated statement of profit or loss as a bargain purchase gain.

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

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Vessel operating costs are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

Financial income and costs

Interest income is recognized on an accrual basis. Dividend income is recognized when the right to receive payment is established.

Interest expense, other borrowing costs and realized loss on interest rate swaps are recognized on an accrual basis. Interest expense and other borrowing costs incurred during the vessel construction period, and relating directly to the vessel, are capitalized as part of the cost of the vessel.

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

Borrowing costs

Borrowing costs, including interest expense and amortization of loan issuance costs, directly attributable to a loan to finance a vessel under construction, and representing an asset that takes a substantial period of time to get ready for its intended use or sale, are added to the cost of the vessel until such time as the vessel is substantially ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are expensed as incurred.

Deferred financing costs for undrawn facilities

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are classified contra to debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

Vessels under construction

Vessels under construction are presented at cost less identified impairment losses, if any. Costs include shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, including borrowing costs incurred during the construction period.

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

The cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Group would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The drydocking component is estimated at the time of a vessel’s delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first drydocking subsequent to its acquisition, based on the Group’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated over the period of five years in case of new vessels, and until the next drydocking for secondhand vessels.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, drydocking shipyard expenses, expenses related to hull, external surfaces and decks, and expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

The expected useful lives of all long-lived assets are as follows:

Vessel
LNG vessel component	35 years
Drydocking component	5 years
Furniture, computer, software and other office equipment	3-5 years
Leasehold improvements	12 years (or remaining term of the lease)

Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

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

When assets are sold, they are derecognized and any gain or loss resulting from their disposal is included in earnings.

Impairment of tangible fixed assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of an asset’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a separate cash-generating unit. The fair value of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

Inventories

Inventories represent lubricants on board the vessel and in the event of vessels unemployment the bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first in, first out basis, and net realizable value.

Financial instruments

Financial assets and liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All financial instruments are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

•	Restricted cash

Restricted cash comprises cash held that is not available for use by the Group including cash held in blocked accounts in order to comply with the covenants under the Group’s credit facilities.

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the period in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at each reporting date.

•	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

•	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to economically hedge its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps.

Derivative financial instruments are initially recognized at fair value, and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in the consolidated statement of profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statement of profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group.

The Group’s criteria for classifying a derivative instrument in a hedging relationship include: (1) the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is the hedged item in the hedging relationship must be considered highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statement of profit or loss in the periods when the hedged item affects profit or loss, in the same line item as the recognized hedged item. Hedge accounting is discontinued when the Group terminates the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of profit or loss when the hedged item affects the consolidated statement of profit or loss. When a forecast transaction designated as the hedged item in a cash flow hedge is no longer expected to occur, the gain or loss accumulated in equity is recycled immediately to the consolidated statement of profit or loss.

Segment Information

Beginning on January 1, 2014, due to the growth in owned fleet, the decrease in revenues and profit earned by GasLog LNG Services Ltd. as a percentage of consolidated revenue and profit, and the acquisition of six of the vessels that were under our technical management (Note 6), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, started to review the Group’s operating results on a consolidated basis as one operating segment. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the basis of the vessel ownership and the vessel management segments.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 19.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Critical accounting judgments:

In the process of applying GasLog’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Classification of the non-controlling interests: The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (14,160,000 units as of December 31, 2014). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the non-controlling interests in the Partnership should be classified as liabilities or equity interests, management has considered the wide discretion of the board of directors of the Partnership to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the Partnership’s board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend the annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

Up to September 30, 2014, management estimated residual value of its vessels to be 10% of the initial vessels’ cost. Effective October 1, 2014, following management’s reassessment the residual value of each vessel is determined by the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT, which represents management’s estimate of the market value of the vessel at the end of its useful life. This change in estimate increased depreciation expense by $171 for the year ended December 31, 2014 and is expected to increase the future annual depreciation by $762.

If regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: The Group recognizes drydocking costs as a separate component of the vessel’s carrying amount and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking expenses for the first special survey over five years, in case of new vessels, and until the next drydocking for secondhand vessels unless the Group intends to drydock the vessels earlier as circumstances arise. Management estimates the drydocking component on acquisition of a vessel, as costs to be incurred during the first drydocking at the drydock yard, subsequent to its acquisition, for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. On October 1, 2014, the Group decided to accelerate the amortization of the drydocking component of eight of its vessels as management is planning to drydock the vessels earlier than initially scheduled. This change in estimate increased depreciation expense by $388 and is expected to increase the depreciation expense by $41 for the year ending December 31, 2015 and decrease the depreciation expense by $429 for the year ending December 31, 2016 due to the acceleration of the current drydocking component.

Impairment of vessels: The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Group obtains vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessel to the higher of the fair value less cost to sell and the value in use.

Our estimates of basic market value assume that our vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, which may include:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of sales of similar vessels;

•	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with vessel owners, vessel brokers, industry analysts and various other shipping industry participants and observers.

As of December 31, 2014, the carrying amounts of eight vessels were higher than the estimated charter free market value and the Group concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off- hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2014, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the eight vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Measurement of equity-settled share-based payments expense: As described in Note 19, the Group used an accepted valuation methodology to value the Stock Appreciation Rights granted in 2013 and 2014. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 19.

Impairment of goodwill: Determining whether goodwill is impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit(s) and a suitable discount rate in order to calculate present value. Details of the impairment analysis are set out in Note 3. No impairment loss was recognized for any of the periods presented.

Fair value of derivative financial instruments: Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated statement of profit or loss.

A substantial majority of our derivative instruments activity relates to our use of interest rate swaps. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

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

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement on January 1, 2013, the Group adjusts its derivative liabilities fair value to reflect its own credit risk and its counterparties’ risk. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

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

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 23 for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current period:

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. As the Group did not have any assets and liabilities that qualified for offsetting, the application of the IAS 32 amendments which are effective for the fiscal year beginning on January 1, 2014, with retrospective application required, did not have any impact on the consolidated financial statements.

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets on the impairment of non-financial assets. These amendments remove the requirement of disclosure of the recoverable amount of an asset or cash generated unit when there is no impairment loss and require disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed during the period. The amendments of IAS 36 which are effective for the fiscal year beginning on January 1, 2014, with retrospective application required, did not have any impact on the Group’s consolidated financial statements.

In June 2013, the IASB published a limited scope amendment to IAS 39 Financial Instruments: Recognition and Measurement and the forthcoming chapter on hedge accounting in IFRS 9 Financial Instruments. This amendment provides some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under certain circumstances. The amendment of IAS 39 and IFRS 9 that is effective for the fiscal year beginning on January 1, 2014, with retrospective application required, did not have any impact on the Group’s consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard.

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

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In September 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture as amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associate and Joint Ventures. The amendments address a conflict between the requirements of IFRS 10 and IAS 28 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. They are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. Management is currently evaluating the impact of this standard.

In September 2014, the IASB issued the Annual Improvements to IFRSs-2012-2014 Cycle, which includes changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures, IAS 19 Employee Benefits and IAS 34 Interim Financial Reporting. These amendments are effective for annual periods beginning on or after July 1, 2016. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

In December 2014, the IASB issued amendments on IAS 1 Presentation of Financial Statements to address perceived impediments to preparers exercising their judgment in presenting financial reports. The amendment of IAS 1 provide clarification to the preparers that: (i) the information provided should not be obscured by aggregating or providing immaterial information, (ii) the list of line items to be presented in the statements can be disaggregated and aggregated as relevant and (iii) understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after January 1, 2016. Management anticipates that these amendments will not have any material impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2014, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budgets approved by management covering a four year period until 2018.

The key assumptions used in the value-in-use calculations are as follows:

(i)	Average inflation of 2% per annum;

(ii)	A pre-tax discount rate of 10.5% per annum;

(iii)	Annual growth rate of 1.5%; and

(iv)	1 Euro = USD 1.26.

Growth is based on the number of vessels expected to be under management based on the shipbuilding contracts in place at the end of the year. Management believes that any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

4. Equity Transactions

On March 29, 2012, the Group entered into (i) an underwriting agreement with a group of underwriters to sell 23,500,000 shares of the Group’s common shares at a public offering price of $14.00 per share, for an aggregate public offering price of $329,000 and (ii) subscription agreements with certain of the Group’s directors and officers for a concurrent private placement of 261,670 shares of the Group’s common shares at the public offering price of $14.00 per share.

The Group completed its IPO and concurrent private placement on April 4, 2012, at which time the Group issued 23,761,670 common shares. The net proceeds from the IPO and concurrent private placement, including the underwriting discount of $18,095 and offering costs of $4,915, was $309,653.

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. GasLog also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds from the public offering and the concurrent private placement, after deducting underwriting discounts and offering expenses, were $199,016.

On April 16, 2014, GasLog completed a follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds from the public offering, after deducting underwriting discounts and other offering expenses, were approximately $109,940.

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units, resulting in net proceeds of $186,029 and representing a 48.2% ownership interest (Note 1). GasLog Partners used the net IPO proceeds to (a) pay $65,695 directly to GasLog as cash consideration for the contribution of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., (b) prepay $82,634 of debt plus accrued interest of $416 and (c) make a payment of $2,285 (including $271 accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35,000 was retained by the Partnership for general corporate purposes. The net proceeds from the GasLog Partners’ IPO of $186,029 were received in cash and have been allocated to non-controlling interest.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,007 (Note 1) and have been allocated to non-controlling interest.

The balance of non-controlling interest as of December 31, 2014 was as follows:

Non-controlling interest
At January 1, 2014	—
Net proceeds from the GasLog Partners’ IPO	186,029
Net proceeds from follow-on public offering	133,007
Dividend declared and paid	(7,300)
Profit allocated to non-controlling interest	8,604
Other comprehensive income allocated to non-controlling interest	3,306

At December 31, 2014	323,646

5. Investment in Associate

Investment in associate consists of the following:

	2013	2014
At January 1	6,856	6,326
Return of investment from associate	(360)	—
Share of profit of associate	1,470	1,497
Dividend declared	(1,640)	(1,220)

At December 31	6,326	6,603

During the year ended December 31, 2013, the Group’s associate, Egypt LNG Shipping Ltd., distributed $1,440 in excess of its accumulated retained earnings. The portion of such distribution related to the Group was $360.

At December 31, 2013 and 2014 the Group participated in the following associate:

Name	Effective Interest	Country of Incorporation	Principal activity
Egypt LNG Shipping Ltd.	25.00%	Bermuda	Shipping LNG sector

Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007. Summarized financial information in respect of Egypt LNG Shipping Ltd. is set out below.

	As of December 31,
	2013	2014
Current
Total current assets	21,146	23,732
Total current liabilities	(13,257)	(15,634)
Non-current
Total non-current assets	143,851	138,969
Total non-current liabilities	(126,435)	(120,656)

Net assets	25,305	26,411

Group’s share of associate’s net assets	6,326	6,603

	For the year ended December 31,
	2012	2013	2014
Revenues	16,722	18,619	18,554
Profit for the year	4,312	5,880	5,986
Total comprehensive income for the year	4,312	5,880	5,986

Group’s share of associate’s profit	1,078	1,470	1,497

Dividend declared	(3,000)	(6,560)	(4,880)

Group’s share of associate’s dividend	750	1,640	1,220

6. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
Cost
At January 1, 2013	456,921	2,738	459,659	217,321
Additions	162,300	346	162,646	872,490
Transfer from vessels under construction	969,516	—	969,516	(969,516)

At December 31, 2013	1,588,737	3,084	1,591,821	120,295

Additions	942,802	2,115	944,917	428,056
Transfer from vessels under construction	405,575	—	405,575	(405,575)

At December 31, 2014	2,937,114	5,199	2,942,313	142,776

Accumulated depreciation
At January 1, 2013	31,626	1,153	32,779	—
Depreciation of fixed assets	28,822	500	29,322	—

At December 31, 2013	60,448	1,653	62,101	—

Depreciation of fixed assets	70,149	546	70,695	—

At December 31, 2014	130,597	2,199	132,796	—

Net book value
At December 31, 2013	1,528,289	1,431	1,529,720	120,295

At December 31, 2014	2,806,517	3,000	2,809,517	142,776

Vessels with an aggregate carrying amount of $2,806,517 as of December 31, 2014 (December 31, 2013: $1,528,289) have been pledged as collateral under the terms of the Group’s loan agreements (Note 12).

In September 2013, GAS-fifteen Ltd. entered into a memorandum of agreement to acquire the STX Frontier, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based company. The vessel that was renamed to GasLog Chelsea was delivered on October 4, 2013.

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $936,000 (from which $930,000 was paid at closing of these deliveries while the payment of the remaining $6,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of the BG Group, for an average six year initial terms. The vessels acquired are the 2006 built Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney, and the 2007 built Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria. GasLog supervised the construction of all six vessels at Samsung Heavy Industries Co. Ltd. (“Samsung”) shipyard in Korea, for BG Group and has provided technical management for the ships since delivery.

The acquisition of the aforementioned vessels was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates the fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost.

In December 2014, GasLog entered into an agreement with an affiliate of BG Group to acquire two LNG carriers, the Methane Becki Anne and the Methane Julia Louise, for a purchase price of $460,000, which is subject to the satisfaction of certain conditions, including the completion of definitive documentation. The vessels will be chartered back to BG Group for periods of nine and 11 years with further options by the charterer to extend the term of the time charter for each vessel by either three or five years. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have tri-fuel diesel electric propulsion and on-board reliquefaction plants, which enable the vessels to operate on gas at a wider range of speeds more efficiently. GasLog expects the transaction to close at the end of March 2015. GasLog and GasLog Partners have agreed that GasLog Partners will have the option, exercisable at any time within 36 months after the closing of the transaction, to purchase the vessels acquired by GasLog under the transaction at their fair market value, as determined under the omnibus agreement under the same terms that apply to the 10 other vessels over which GasLog Partners hold options granted by GasLog. This agreement supersedes the provision under the omnibus agreement that would otherwise have required GasLog to offer to GasLog Partners, within 30 days of the completion of the transaction, an opportunity to purchase such vessels at the acquisition price paid to Methane Services plus certain administrative costs, and would have allowed GasLog Partners 30 days to respond to such offer.

Vessels under construction

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung. The first vessel, the GasLog Shanghai, was delivered on January 28, 2013 and the second vessel, the GasLog Santiago, was delivered on March 25, 2013.

In 2011, GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung for the construction of six LNG Carriers (155,000 cubic meters each). The first five vessels, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle, the Solaris and the GasLog Saratoga, were delivered on May 30, 2013, July 25, 2013, December 9, 2013, June 30, 2014 and December 16, 2014, respectively. The last vessel is scheduled to be delivered in 2015.

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

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2014, the Group has paid to the shipyard $140,824 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 20(b)).

The vessels under construction costs as of December 31, 2013 and 2014 are comprised of:

	At December 31,
	2013	2014
Progress shipyard installment payments	119,174	140,824
Onsite supervision costs	1,169	1,796
Shipyard commissions	(589)	(197)
Spare parts, equipment and other vessel delivery expenses	541	353

Total	120,295	142,776

7. Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of the following:

	At December 31,
	2013	2014
Current accounts	66,868	93,437
Time deposits (with original maturities of three months or less)	28,782	117,252
Ship management client accounts	8,148	1,285

Total	103,798	211,974

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

Included in Current accounts there was an amount of $3,202 held in retention accounts as of December 31, 2014 (2013: $3,090), with respect to the next installments and interest due for the loan facilities of GAS-one Ltd., GAS-two Ltd. and GAS-nine Ltd.

As of December 31, 2014, an amount of $22,826 is classified as restricted cash comprising of cash held in blocked account in order to comply with the covenants under two of the Group’s credit facilities (Note 12).

8. Trade and Other Receivables

An analysis of the trade and other receivables is as follows:

	At December 31,
	2013	2014
Trade receivables	3,831	2,088
VAT receivable	362	939
Accrued income	1,860	1,237
Insurance claims	192	8,843
Other receivables	1,012	1,210

Total	7,257	14,317

As of December 31, 2013 and 2014, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

9. Other Non-current Assets

An analysis of other non-current assets is as follows:

	At December 31,
	2013	2014
Accrued revenue from straight-line revenue	2,221	2,526
Cash collaterals on swaps	—	2,610
Guarantee claims	155	—
Other guarantees	283	649

Total	2,659	5,785

10. Share Capital

GasLog’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

As of December 31, 2014, the share capital consisted of 80,493,126 issued and outstanding common shares, par value $0.01 per share and 500,000 treasury shares (December 31, 2013: 62,863,166 common shares, par value $0.01 per share). The movements in the number of shares, the share capital, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Total	Share capital	Contributed surplus	Treasury shares
Outstanding as of January 1, 2012	36,091,510	—	36,091,510	391	300,716	—
Conversion of manager shares (Note 19)	3,009,986	—	3,009,986	—	—	—
Capital contributions	—	—	—	—	18,663	—
Dividend declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	(6,915)	—
Issuance of shares (Note 4)	23,761,670	—	23,761,670	238	309,415	—

Outstanding as of December 31, 2012	62,863,166	—	62,863,166	629	621,879	—

Dividend declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	(6,915)	—

Outstanding as of December 31, 2013	62,863,166	—	62,863,166	629	614,964	—

Issuance of shares (Note 4)	18,129,960	—	18,129,960	181	308,506	—
Purchase of treasury shares	(520,614)	520,614	—	—	—	(13,221)
Shares issued for stock options exercise	20,614	(20,614)	—	—	—	645

Outstanding as of December 31, 2014	80,493,126	500,000	80,993,126	810	923,470	(12,576)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based payment (Note 19).

11. Equity attributable to owners of the Group

The Group’s net capital comprises of share capital, contributed surplus, treasury shares, retained earnings, equity-settled employee benefits reserve and other reserves. At December 31, 2013 and 2014, the Group had equity of $639,533 and $929,391, respectively.

The movements in other reserves are reported in the following table:

	Hedging	Employee benefits	Total other reserves
Balance at January 1, 2012	(5,827)	80	(5,747)
Effective portion of changes in fair value of cash flow hedges	(15,993)	—	(15,993)
Actuarial loss	—	(48)	(48)

Balance at December 31, 2012	(21,820)	32	(21,788)

Effective portion of changes in fair value of cash flow hedges	4,773	—	4,773
Recycled loss of cash flow hedges reclassified to profit or loss	2,293	—	2,293
Actuarial gain	—	62	62

Balance at December 31, 2013	(14,754)	94	(14,660)

Effective portion of changes in fair value of cash flow hedges	(13,191)	—	(13,191)
Recycled loss of cash flow hedges reclassified to profit or loss	6,641	—	6,641
Hedging reserve allocated to non-controlling interest (Note 4)	(3,306)	—	(3,306)
Actuarial loss	—	(202)	(202)

Balance at December 31, 2014	(24,610)	(108)	(24,718)

Dividend distribution

On February 27, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share which was paid on March 25, 2014 to shareholders of record as of March 10, 2014 for a total amount of $9,133.

On May 13, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share which was paid on June 11, 2014 to shareholders as of May 27, 2014 for a total amount of $9,719.

On August 19, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share which was paid on September 8, 2014 to shareholders of record as of September 2, 2014 for a total amount of $9,720.

On November 19, 2014, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on December 5, 2014 to shareholders as of December 1, 2014 for a total amount of $11,268.

12. Borrowings

An analysis of the borrowings is as follows:

	At December 31,
	2013	2014
Amounts due within one year	104,751	121,824
Less: unamortized deferred loan issuance costs	(4,431)	(5,393)

Borrowings—current portion	100,320	116,431

Amounts due after one year	1,033,488	1,804,658
Plus: unamortized premium(1)	—	3,504
Less: unamortized deferred loan issuance costs	(18,734)	(29,317)

Borrowings—non-current portion	1,014,754	1,778,845

Total	1,115,074	1,895,276

(1)	Refer to “Senior Unsecured Notes” disclosed below for the premium.

Bank Loans-secured

(a) Danish Ship Finance A/S loan

In March 2008 GAS-one Ltd. entered into a bank loan facility of up to $174,033 with Danish Ship Finance A/S in order to partially finance the construction of an LNG vessel. On March 9, 2012, GAS-one Ltd. entered into an amending and restating agreement with Danish Ship Finance A/S. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd. The balance outstanding as of December 31, 2014 was $127,901 (2013: $136,152) and is repayable in 22 consecutive quarterly installments of $2,063 together with a final balloon payment of $82,516 payable concurrently with the last installment in May 2020. The loan bears interest at LIBOR plus a margin. GAS-one Ltd. is also required to maintain at all times minimum liquidity of $1,500 and was in compliance as of December 31, 2014.

As of December 31, 2014, GAS-one Ltd. has classified in restricted cash an amount of $1,826 representing the 90% of its free cash pursuant to a specific clause in its loan agreement providing for the charterers to have exercised their option to extend their charter, with effect on and from 12 months prior to the expiry of the charter. The amount held is classified as a current asset and will be restricted until GAS-one Ltd. enters into a replacement charter (Note 7).

(b) DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) loan

On November 17, 2009, GAS-two Ltd. refinanced the then existing loan of $80,000 by entering into a syndicated loan agreement of up to $147,500 with DnB Nor Bank ASA, National Bank of Greece and UBS AG. The first draw-down on the new facility was $80,000 and was used to repay the existing facility. The post-delivery tranche of up to $67,500 was drawn upon delivery of the vessel (GasLog Singapore).

On March 14, 2012, GAS-two Ltd. entered into an amending and restating agreement with respect to the syndicate facility with DnB Bank ASA (formerly known as DnB Nor Bank ASA), National Bank of Greece and UBS AG. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd.

On May 17, 2013, GAS-two Ltd. signed a loan agreement with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ) for a term loan facility of up to $110,000 and a revolving credit facility of up to $50,000 for the purpose of refinancing the facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG which was due to mature in March 2014 (“existing facility”) and for general corporate purposes. Total amount drawn under the term loan and the revolving credit facility should not exceed 72.5% of the vessel’s value. The revolving credit facility is available for drawing on a fully revolving basis in minimum amounts of $5,000 until three months prior to the maturity date in May 2018. On May 28, 2013, GAS-two Ltd. drew down $110,000 from the term loan facility and repaid the outstanding amount of the existing facility of $101,443. On September 25, 2013, GAS-two Ltd. drew down $39,494 from the revolving credit facility. On January 27, 2014, GAS-two Ltd. drew down $2,681 from the revolving credit facility with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ). As of December 31, 2014, the undrawn amount from the revolving facility was $7,825 and the balance outstanding was $42,175 which is classified under current liabilities. The balance outstanding as of December 31, 2014 of the term loan was $95,000 and is repayable in 14 consecutive quarterly installments of $2,500 together with a final balloon payment of $60,000 payable concurrently with the last installment in May 2018. The loan bears interest at LIBOR plus a margin.

(c) DnB Bank ASA and Export-Import Bank of Korea

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500 with DnB Bank ASA and the Export-Import Bank of Korea in order to partially finance the acquisition of two LNG vessels. On January 18, 2013 and March 19, 2013, GAS-three Ltd. and

GAS-four Ltd. drew down $272,500 in total from the loan facility for the financing of the GasLog Shanghai and the GasLog Santiago. Both loans bore interest at LIBOR plus a margin. In connection with GasLog Partners’ IPO on May 12, 2014, the credit facility was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. On November 19, 2014, the outstanding amount of $246,432 for both tranches under the credit facility, was fully repaid.

(d) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen, respectively. In connection with the GasLog Partners’ IPO on May 12, 2014, the credit facility entered was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the initial public offering. On November 19, 2014, the outstanding amount of $48,225 under the GAS-five Ltd credit facility was fully repaid. The balance outstanding as of December 31, 2014 of the GAS-six Ltd. credit facility was $128,316 and is repayable in 19 consecutive quarterly installments of $2,037 together with a final balloon payment of $89,618 payable concurrently with the last installment in July 2019. The loan bears interest at LIBOR plus a margin. The Borrower is required to have a minimum liquidity of $1,500 following the loan drawdown date.

(e) Credit Suisse AG

On January 18, 2012 GAS-seven Ltd. entered into a loan agreement of up to $144,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provides for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2014 was $136,000 and is repayable in 24 consecutive quarterly installments of $2,000 together with a final balloon payment of $88,000 payable concurrently with the last installment in December 2020.

(f) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement (the “Principal Agreement”) for a senior secured credit facility of up to $435,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels. The loan agreement provides for three tranches, to be drawn upon delivery of each newbuilding vessel. On June 24, 2014, GAS-eight Ltd. drew down $143,000 from the loan facility, to partially finance the delivery of the Solaris and on December 10, 2014, GAS-nine Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Saratoga. The balance outstanding as of December 31, 2014 of the GAS-eight Ltd. tranche was $139,020 and is repayable in 26 consecutive quarterly installments of $1,990 with balloon payments of $87,280, and the balance outstanding as of December 31, 2014 of the GAS-nine Ltd. tranche was $146,000 and is repayable in 28 consecutive quarterly installments of $2,030 with balloon payments of $89,160. The loan bears interest at LIBOR plus a margin. Each of the borrowers is required to have a minimum liquidity of $1,500 following the loan drawdown date.

On October 23, 2014, GasLog received a waiver letter from DNB Bank ASA, acting as agent of the loan facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., relating to the failure of GAS-nine Ltd. and GAS-ten Ltd. to secure relevant charter parties as required by the aforementioned loan facility. The waiver permits (subject to proper documentation being executed) the drawdown of the relevant tranches notwithstanding that the charter arrangements have not been secured. Subsequent to the waiver letter, on December 2, 2014 a supplemental deed was signed with the lenders which among other amendments to the Principal Agreement requested for an aggregate amount of $21,000 to be maintained in blocked accounts until the time that an acceptable charter party agreement has been entered into after the delivery date of the respective vessels. The amounts held in blocked accounts were classified as restricted cash under current assets (Note 7).

As the aforementioned waiver did not result in substantially different terms to the Principal Agreement, the amendments are considered a modification of the existing terms. Consequently the additional fees incurred during the year ended December 31, 2014 which amounted to $250 have been accounted as deferred financing fees and will be amortized over the remaining term of the loan facility.

(g) Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.

On September 25, 2013, GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000 to partially finance the acquisition of the GasLog Chelsea drawn on September 26, 2013. In October 2013, Citibank International Plc., the existing lender of the GAS-fifteen Ltd. facility, transferred $50,000 of the outstanding facility to DVB Bank America N.V. There was no other change to the terms of the original agreement. The balance outstanding as of December 31, 2014 was $93,330 and is repayable in eight semi-annual installments of $3,335 together with a final balloon payment of $66,650 payable concurrently with the last installment in September 2018. The loan bears interest at LIBOR plus a margin.

(h) Citibank, N. A. London Branch

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 6), GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. signed a loan agreement of $325,500 with Citibank, N.A. London Branch acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the facility. The debt of $217,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000 from the proceeds of the follow-on equity offering. The assumed balance of $192,000 was fully repaid on November 19, 2014. The balance outstanding as of December 31, 2014 related to GAS-eighteen Ltd. was $108,500 and is repayable in full in April 2016 without intermediate payments.

On May 14, 2014, in connection with the acquisition of the three additional LNG carriers from BG Group (Note 6), GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. signed a loan agreement of $325,500 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria respectively. The aggregate balance outstanding under the facility as of December 31, 2014, was $325,500 and is repayable in full in June 2016 without intermediate payments.

(i) Citibank, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Ensklida Banken AB and BNP Paribas

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners and GasLog Partners Holdings LLC entered in a loan agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “GasLog Partners’ Credit Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin and is repayable in 20 equal quarterly installments of $5,625 each and a final balloon payment of $337,500 together with the last quarterly installment in 2019. The balance outstanding as of December 31, 2014 was $450,000. The aforementioned refinancing is considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $9,019 were written off to profit or loss for the year ended December 31, 2014.

Securities covenants and guarantees

The obligations under the aforementioned facilities are or with respect to the undrawn facility will be secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the GasLog Partners’ Credit Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, while obligations under the remaining facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and any negative marked-to market value arising under any hedging transaction. The Group was in compliance with the required minimum security coverage as of December 31, 2014.

Committed Loan Facilities

On December 19, 2014, the Group accepted two commitment letters from DnB Bank ASA, acting through its London Branch, for a senior secured term loan facility of up to $325,000 and a subordinated term loan facility of up to $135,000 with a two year maturity, for the purpose of financing the two ships to be acquired from BG Group. The senior secured term loan facility will be repaid in one bullet installment on the final maturity date and the subordinated term loan facility will be repaid in four consecutive quarterly installments of $16,875, beginning 15 months after the signing date, with a balloon payment equal to $67,500 payable on the final maturity date. Amounts drawn will bear interest at LIBOR plus a margin.

Senior Unsecured Notes

On June 27, 2013, GasLog issued a senior unsecured bond of NOK 500,000 (or $83,206 based on the exchange rate on June 27, 2013) that will mature on June 27, 2018. On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500,000 (or $83,612 based on the exchange rate on closing date) at a premium of $4,180 (based on the exchange rate on closing date). The total outstanding balance of the Norwegian bond, including the follow-on issue (the “Bond”) amounts to NOK 1 billion.

The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. GasLog may redeem the Bond in whole or in part as follows (Call Option): (a) with settlement date at any time from June 27, 2016 to but not including June 27, 2017 at 105.00%

of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

The carrying amount of the Bond, net of unamortized financing costs and unamortized premium, as of December 31, 2014 was $132,685, while its fair value was $133,353 based on a NOK/USD exchange rate of 0.1347 as of December 31, 2014.

Corporate guarantor financial covenants

GasLog Partners’ financial covenants

GasLog Partners as corporate guarantor for the GasLog Partners Credit Facility is subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $15,000;

(ii)	total indebtedness divided by total assets must be less than 60%;

(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%; and

(iv)

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The GasLog Partners Credit Facility also imposes certain restrictions relating to GasLog Partners, including restrictions that limit its ability to make any substantial change in the nature of its business or to change the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2014.

GasLog’s financial covenants

GasLog, as corporate guarantor for the loan facilities listed above except for the GasLog Partners Credit Facility, is subject to specified financial covenants on a consolidated basis. GasLog Carriers Ltd. is not subject to any financial covenants.

The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total assets must not exceed 75%;

(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $20,000 after the first drawdown;

(v)

GasLog is permitted to pay dividends, provided that the Group holds unencumbered cash and cash equivalents equal to at least 4% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

(vi)	the Group’s market value adjusted net worth must at all times be not less than $350,000.

The credit facilities also impose certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of the Group’s indebtedness in full, or to allow the Group’s largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog as issuer of the Bond is required to comply with the financial covenants (ii), (iii), (iv) and (vi) listed above. In addition, the NOK denominated bond agreement signed on June 25, 2013, between GasLog Ltd. and the bond trustee, as amended, or the “Bond Agreement”, includes a dividend restriction according to which we may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). On November 14, 2014, GasLog signed an amendment to its Bond Agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of GasLog Partners. Under the amended agreement (a) GasLog is permitted to make Distributions up to an aggregate maximum per share, for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the Distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is no less than 115.0% and no event of default would result from such Distribution, (b) the amount of debt or committed debt availability that GasLog provides to GasLog Partners cannot exceed $75,000, and (c) GasLog has agreed to pay a one-time fee of 1.0% of the face value of the Bond.

As the above mentioned amendments to the covenants did not result in substantially different terms to the Bond Agreement, the amendments are considered a modification of the terms of the Bond Agreement. Consequently the additional fees incurred during the year ended December 31, 2014 which amounted to $2,557 have been accounted as deferred financing fees and will be amortized over the remaining term of the Bond Agreement.

Compliance with the loan financial covenants is required on a semi-annual basis while compliance for the Bond covenants is required at all times. The Group was in compliance as of December 31, 2014.

Loan Repayment Schedule

The maturity table below reflects the principal repayments of the loans outstanding as of December 31, 2014 based on the repayment schedule of the respective loan facilities (as described above):

At December 31, 2014
Not later than one year	121,824
Later than one year and not later than three years	593,297
Later than three year and not later than five years	824,098
Later than five years	387,263

Total	1,926,482

The weighted average interest rate for the outstanding loan facilities as of December 31, 2014 was 3.30% (December 31, 2013: 3.36%) excluding the fixed interest rate for the interest rate swaps that hedge accounting is not applicable (Note 23).

The carrying amount of the Group’s bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

13. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2013	2014
Social contributions	951	1,297
Unearned revenue	14,236	24,180
Accrued legal and professional fees	1,054	1,511
Accrued board of directors’ fees	328	585
Accrued employee costs	4,064	4,141
Accrued off-hire	—	10,913
Accrued crew costs	1,704	3,030
Other accruals	1,004	5,427
Accrued financing cost	2,350	476
Accrued interest	4,581	6,087

Total	30,272	57,647

The unearned revenue represents charter hires received in advance in December 2014 relating to January 2015, for 11 vessels (December 2013: 6 vessels).

The accrued off-hire balance as of December 31, 2014, consists of (i) accrued loss of hire as per the terms of the relevant charter party agreements, and (ii) cargo and fuel consumption during off-hire that are paid by the owner and have not yet been invoiced by the charterers.

14. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2012	2013	2014
Employee costs	4,999	5,178	7,789
Crew wages	5,942	16,019	36,577
Technical maintenance expenses	1,683	5,344	12,753
Provisions and stores	588	1,966	3,199
Insurance expenses	729	1,864	4,882
Brokers’ commissions	292	1,385	3,554
Bunkers consumption	—	1,476	4,184
Management fees	—	—	188
Vessels’ tax	261	702	2,645
Other operating expenses	152	985	2,699

Total	14,646	34,919	78,470

15. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2012	2013	2014
Employee costs	10,996	13,276	16,344
Board of directors’ fees	865	1,266	1,926
Recognition of share-based payments	3,168	493	1,856
Rent and utilities	1,194	1,167	1,780
Travel and accommodation	1,320	1,202	2,277
Legal and professional	2,082	2,929	7,578
Foreign exchange differences, net	(643)	(661)	(271)
Managers’ liability insurance	794	557	1,142
Other expenses	604	1,369	1,522

Total	20,380	21,598	34,154

16. Net Financial Income and Costs

An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2012	2013	2014
Financial Income
Interest income	1,174	411	274

Total financial income	1,174	411	274

Financial Costs
Amortization and write-off of deferred loan issuance costs	726	3,620	15,362
Interest expense on loans and realized loss on cash flow hedges	10,781	20,415	43,743
Interest expense on Bond and realized loss on cross currency swaps	—	3,204	9,533
Other financial costs—including termination fees	163	612	2,941

Total financial costs	11,670	27,851	71,579

During the year ended December 31, 2014, an amount of $9,019 representing the write-off of the unamortized deferred loan issuance costs in connection with the refinancing of the Partnership’s credit facilities (Note 12) is included in Amortization and write-off of deferred loan issuance costs.

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

18. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and due from related parties

	At December 31,
	2013	2014
Dividends receivable from associate (Note 5)	750	1,000
Commission for newbuildings	1,715	789
Other receivables	11	80

Total	2,476	1,869

Pursuant to a commission agreement with Samsung, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. The outstanding receivable as of December 31, 2014 is $789 (December 31, 2013: $1,715).

The other receivables due from related parties of $80 (December 31, 2013: $11) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Current Liabilities

	At December 31,
	2013	2014
Ship management creditors	282	97
Amounts due to related parties	123	181

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $181 (December 31, 2013: $123) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2012, 2013 and 2014:

	Company	Details	Statement of income account	2012	2013	2014
(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	806	714	731
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	653	687	758
(b)	Nea Dimitra Property	Internet line and other office services	General and administrative expenses	7	—	57
(c)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	169	27	—
(d)	Euronav (UK) Agencies Ltd.	Office rent and utilities	General and administrative expenses	—	—	150
(d)	Euronav (UK) Agencies Ltd.	Professional services	General and administrative expenses	—	—	109
(e)	Seres S.A.	Catering	General and administrative expenses	137	151	195
(e)	Seres S.A.	Consultancy services	General and administrative expenses	82	53	53
(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	56	86	110
(g)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	30	36	—
(g)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	666	134	348
(h)	Unisea Maritime Ltd.	Office rent and utilities	General and administrative expenses	—	—	50

(a)

One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)

Through the subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. In addition, until March 2012, the Group reimbursed Nea Dimitra for part of the costs of the building’s internet line. Since April 2012, the internet line has been provided by a third party. During the year ended December 31, 2014, the Group reimbursed Nea Dimitra for part of the renovation costs of the Piraeus office spaces.

(c)

Through the subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner. The amount charged in the year ended December 31, 2013 relates to reimbursement of some expenses paid by Ceres Monaco S.A.M. on behalf of the GasLog Monaco S.A.M. During the year ended December 31, 2014, no expenses were paid by Ceres Monaco S.A.M.

(d)

Through the subsidiary GasLog Services (UK) Ltd., the Group makes payments to Euronav (UK) Agencies Ltd. (“Euronav UK”), a subsidiary of Euronav NV, whose major shareholder is Mr. Livanos, for the use of its office space in London. Euronav UK leases operating space pursuant to a service agreement with a third-party property owner and the Group occupies a portion of the leased space. The Group pays Euronav UK £223 per year for the office space plus a stamp duty, which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In addition, the Group reimbursed Euronav UK for part of the legal fees and other professional charges relating to the execution of the lease agreement.

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

(f)

The Group through one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM, an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Service Ltd. pays C Transport Maritime S.A.M. $10 per owned vessel per annum and $3 per managed vessel per annum.

(g)	Seaflight Aviation Limited and Chartwell Management Inc. are entities controlled by the Livanos family, which provide travel services to GasLog’s directors and officers.

(h)

Through GasLog Ltd. the Group made payments to Unisea Maritime Ltd. (“Unisea Maritime”), an affiliate of Ceres Shipping, for the use of its office space in London. Unisea Maritime leased operating space pursuant to a service agreement with a third-party property owner and the Group occupied a portion of the leased space from January to August 2014. The Group paid Unisea Maritime £4 per month for its office space in London, which reflects a pro rata portion of the fees payable to the third-party owner determined based on the amount of occupied space.

Compensation of key management personnel

The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2012	2013	2014
Remuneration	4,276	4,979	6,140
Short-term benefits	127	118	50
Expense recognized in respect of equity-settled share based payments	2,263	349	1,245

Total	6,666	5,446	7,435

Peter G. Livanos, served as our chief executive officer for the period January 7, 2012 until January 8, 2013 and received a nominal salary of one euro.

In July 2011, GasLog’s board of directors approved the award of a special bonus of $3,800 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels (the GasLog Shanghai and the GasLog Santiago). The special bonus is directly related to the services provided by these key members of management during the vessel construction contract negotiations phase and is not related to any other services provided to the Group by these key members of management. The special bonus therefore represents an employee benefit directly attributable to the construction of the vessels and it is included in Vessels. A portion of the special bonus was accelerated and paid in January 2012, in connection with the resignation of GasLog’s former chief executive officer. A total amount of $1,672 was paid during the year ended December 31, 2013 (December 31, 2012: $1,843). As of December 31, 2013 and December 31, 2014, there are no outstanding obligations in respect of the special bonus.

19. Share-Based Payments

Pre IPO Incentive Plan

On January 1, 2010, GasLog granted its manager and subsidiary manager shares to its key management personnel, including executives and senior employees (the “Beneficiaries”) of GasLog

(2,541,602 manager shares) and GasLog LNG Services Ltd. (859,894 subsidiary manager shares), in order for the Beneficiaries to have a strong incentive to perform their responsibilities under their respective contracts of employment. In accordance with the terms of the grant, the Beneficiaries had full voting, participation in earnings and dividend rights, but they could not sell, assign, transfer or otherwise dispose of in whole or in part, any of the legal title or beneficial ownership of the shares issued to the Beneficiary or their nominee, until the completion of the IPO.

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

Both conversions resulted in the accelerated recognition of $1,795 of compensation expense, which was charged to earnings in 2012.

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

On April 1, 2014, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., 76,251 RSUs and 286,746 SARs in accordance with the Plan. The RSUs will vest on March 31, 2017 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2015, 2016 and 2017. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	76,251	April 1, 2014	March 31, 2017	n/a	22.58
SARs	286,746	April 1, 2014	March 31, 2024	24.00	6.0035

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled, as the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the IPO. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs is set out below:

Inputs into the model	2013	2014
Grant date share closing price	$13.26	$24.00
Exercise price	$13.26	$24.00
Expected volatility	29.31%	29.42%
Expected term	6 years	6 years
Risk-free interest rate for the period similar to the expected term	1.08%	2.03%

The fair value of the RSUs in accordance with its 2013 Plan was determined by using the grant date closing price of $13.26 per share and adjusting for the effect of the expected dividends to which holders of RSUs are not entitled using a risk-free interest rate of 0.4% for the three years until the expiry of the RSUs, which resulted in a fair value of $11.95 per RSU.

The fair value of the RSUs in accordance with its 2014 Plan was determined by using the grant date closing price of $24.00 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.91% for the three years until the expiry of the RSUs which resulted in a fair value of $22.58 per RSU.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2013	—	—	—	—	—
Granted during the period	64,792	—	—	—	774

Outstanding as of December 31, 2013	64,792	—	—	2.33	774

Granted during the period	76,251	—	—	—	1,722
Forfeited during the period	(1,374)	—	—	—	(31)

Outstanding as of December 31, 2014	139,669	—	—	1.82	2,465

SARs
Outstanding as of January 1, 2013	—	—	—	—	—
Granted during the period	325,943	13.26	—	—	774

Outstanding as of December 31, 2013	325,943	13.26	—	9.33	774

Granted during the period	286,746	24.00	—	—	1,722
Exercised during the period	(20,614)	13.26	26.89	—	(49)
Forfeited during the period	(1,722)	24.00	—	—	(10)

Outstanding as of December 31, 2014	590,353	18.45	—	8.78	2,437

As of December 31, 2014, 99,836 SARs have been vested but not exercised.

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2014 is $1,856 (December 31, 2013: $493 and December 31, 2012: $3,168).

20. Commitments

(a) At December 31, 2013 and 2014 the Group had the following commitments as lessee relating to buildings under operating leases:

	At December 31,
	2013	2014
Not later than one year	644	1,005
Later than one year and not later than three years	477	1,134
Later than three years and not later than five years	—	694
More than five years	—	1,154

Total operating lease commitment	1,121	3,987

(b) Commitments relating to the vessels under construction (Note 6) at December 31, 2013 and 2014 payable to Samsung were as follows:

	At December 31,
	2013	2014
Not later than one year	376,950	239,285
Later than one year and not later than three years	897,856	1,437,433

Total vessel construction commitment	1,274,806	1,676,718

GasLog has issued performance guarantees in favor of Samsung for the outstanding commitments relating to the vessels under construction.

(c) Future gross minimum revenues upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2013 and December 31, 2014 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

	At December 31,
	2013	2014
Not later than one year	195,771	356,320
Later than one year and not later than three years	347,042	639,118
Later than three years and not later than five years	206,693	472,672
Later than five years	114,635	156,710

Total future gross minimum charter hire	864,141	1,624,820

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2014 (Note 6). For these vessels, the following charter party agreements have been signed:

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

(d) Related to the acquisition of the six vessels from a subsidiary of BG Group (Note 6), the Group is committed to purchase from BG Group depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of December 31, 2014 and are included in Tangible fixed assets (Note 6). The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(e) Other Guarantees

As of December 31, 2014, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250 (December 31, 2013: $1,250) to third parties relating to the satisfactory performance of its ship management activities;

•	$878 (December 31, 2013: $895) relating to the social security fund for Greek seamen; and

•

Bank guarantee of $10 (December 31, 2013: $20) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

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

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. The Group uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2014, the Group has hedged 53.90% of its variable rate interest exposure relating to its existing and undrawn loan facilities and the Bond by swapping the variable rate for a fixed rate (December 31, 2013: 64.83%).

The fair value of the interest rate swaps at December 31, 2014 was estimated as a loss of $15,444 (December 31, 2013: $5,725). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 23) amounting to $6,515 loss (December 31, 2013: $6,083 gain and December 31, 2012: $15,993 loss) was recognized directly in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swaps liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2014, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate and cross currency swaps would have amounted to approximately $4,405 (December 31, 2013: $4,520 and December 31, 2012: $3,806). This amount would have affected the other comprehensive income by $2,192 (December 31, 2013: $1,526 and December 31, 2012: $3,031) and the loss on swaps by $2,213 (December 31, 2013: $2,994 and December 31, 2012: $776). During the year ended December 31, 2014, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $678 (December 31, 2013: $221 and December 31, 2012: $119).

Other price risk: The decrease in the fair value Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group’s investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group has entered into cross currency swaps (Note 23) to hedge its currency exposure from the Bond. In addition, management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2014 by $6,893, based upon our expenses during the year (December 31, 2013: $4,118 and December 31, 2012: $2,653).

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

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Trade and other accounts payable	—	7,134	961	1,573	—	—	9,668
Due to related parties	—	181	—	—	—	—	181
Other payables and accruals	—	27,245	29,167	1,235	—	—	57,647
Other non-current liabilities	—	—	—	—	—	977	977
Variable interest loans	2.71%	4,954	65,272	93,886	1,400,500	399,054	1,963,666
Bond	—	—	2,314	7,427	159,282	—	169,023

Total	—	39,514	97,714	104,121	1,559,782	400,031	2,201,162

December 31, 2013
Trade and other accounts payable	—	3,156	1,764	815	—	—	5,735
Due to related parties	—	106	17	—	—	—	123
Other payables and accruals	—	18,998	8,935	2,339	—	—	30,272
Other non-current liabilities	—	—	—	—	—	641	641
Variable interest loans	2.71%	2,291	59,843	66,442	646,950	398,981	1,174,507
Bond	—	—	1,478	4,517	103,224	—	109,219

Total	—	24,551	72,037	74,113	750,174	399,622	1,320,497

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

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Interest rate swaps	540	3,010	10,693	3,954	(1,274)	16,923
Cross current swaps	—	448	1,858	35,221	—	37,527

Total	540	3,458	12,551	39,175	(1,274)	54,450

December 31, 2013
Interest rate swap	856	2,038	11,056	2,073	(11,474)	4,549
Cross currency swaps	—	74	272	2,531	—	2,877

Total	856	2,112	11,328	4,604	(11,474)	7,426

The Group expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Group expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group deals exclusively with financial institutions and customers with high credit ratings.

	At December 31,
	2013	2014
Cash	103,798	211,974
Short-term investments	4,500	28,103
Trade and other receivables	7,257	14,317
Dividends receivable and due from related parties	2,476	1,869
Restricted cash	—	22,826
Derivative financial instruments	9,145	1,174

For the year ended December 31, 2014, approximately 80% of the Group’s revenue and for each of the years ended December 31, 2013 and 2012, approximately all of the Group’s revenue was mainly earned from one customer and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparty. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2014. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counter parties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

22. Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders value.

The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is as follows:

	December 31,
	2013	2014
Borrowings—current portion	100,320	116,431
Borrowings—non-current portion	1,014,754	1,778,845

Total debt	1,115,074	1,895,276
Total equity	639,533	1,253,037

Total debt and equity	1,754,607	3,148,313

Gearing ratio	63.55%	60.20%

23. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	At December 31,
	2013	2014
Derivative assets designated and effective as hedging instruments carried at fair value
Interest rate swaps	96	87
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,049	1,087

Total	9,145	1,174

Derivative financial instruments, non-current asset	9,145	1,174

Total	9,145	1,174

The fair value of the derivative liabilities is as follows:

	At December 31,
	2013	2014
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	5,526	8,327
Cross currency swaps	2,283	35,282
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,344	8,291

Total	17,153	51,900

Derivative financial instruments, current liability	14,235	16,149
Derivative financial instruments, non-current liability	2,918	35,751

Total	17,153	51,900

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

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate		Notional Amount
							December 31, 2013	December 31, 2014
GAS-two Ltd.	DNB Bank ASA	Sept 2013	Feb 2014	April 2018		1.69%	34,167	31,667
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018		1.66%	34,167	31,667
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018		1.69%	34,167	—
GAS-five Ltd.(3)	Nordea Bank Finland	Nov 2011	May 2013	May 2018		2.04%	58,235	—
GAS-five Ltd.(4)	Nordea Bank Finland	Nov 2011	May 2013	May 2018		1.96%	72,794	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018		2.04%	73,897	69,485
GAS-nine Ltd.	CBA(2)	April 2014	Dec 2014	Dec 2019		2.23%	—	62,500
GAS-nine Ltd.	DNB Bank ASA	April 2014	Dec 2014	Dec 2019		2.24%	—	62,500
GAS-ten Ltd.	SEB(1)	April 2014	Feb 2015	Feb 2020		2.25%	—	62,500
GAS-ten Ltd.	ING	May 2014	Feb 2015	Feb 2020		2.23%	—	62,500
GAS-fifteen Ltd.(5)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%	2.89%	—	93,330

							307,427	476,149

(1)	Skandinavinska Enskilda Banken AB (publ)

(2)	Commonwealth Bank of Australia

(3)

The Group terminated the swap agreement on May 8, 2014 by paying its fair value on that date, being $1,501 plus accrued interest of $199. The cumulative loss of $1,113 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid in the year ended December 31, 2014.

(4)

The Group decreased the notional amount of the swap agreement by $21,935 on May 8, 2014 by paying the fair value of the reduced amount on that date, being $512 plus accrued interest of $73. The cumulative loss of $356 from the period that hedging was effective was recycled to profit or loss in the year ended December 31, 2014. Subsequently, the hedge accounting for the remaining portion was discontinued.

(5)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2014.

For the year ended December 31, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $6,515 loss has been recognized in Other comprehensive income (December 31, 2013: $6,083 gain, December 31, 2012: $15,993 loss).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2013	December 31, 2014
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	41,684
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	41,684
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,416
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,416
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,416
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000	13,416
GAS-one Ltd.(3)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	72,936	68,516
GAS-one Ltd.(3)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	63,217	59,385
GAS-three Ltd.(1)	DNB Bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234	—
GAS-four Ltd.(1)	DNB Bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234	—
GAS-six Ltd.(3)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	62,566	58,831
GAS-seven Ltd.(3)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000	102,000
GAS-seven Ltd.(4)	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	—	34,000
GAS-five Ltd.(2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	—
GAS-two Ltd.(4)	CBA	Sept 2013	Feb 2014	April 2018	1.69%	—	31,667

						630,187	491,431

(1)

In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the year ended December 31, 2014, was $886 (December 31, 2013: $655). The Group terminated these swap agreements in November 2014 by paying their fair value on that date, being $1,559 plus accrued interest of $172. The unamortized cumulative loss of $2,346 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid.

(2)

In 2014, hedge accounting for this interest rate swap was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedge was effective that was recycled to profit or loss for the year ended December 31, 2014 was $108. The Group terminated the swap agreement in November 2014 by paying its fair value on that date, being $1,062 plus accrued interest of $173. The unamortized cumulative loss of $662 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid.

(3)

In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective that was recycled to profit or loss for the year ended December 31, 2014 was $1,088 (December 31, 2013: $1,638).

(4)

In 2014, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective that was recycled to profit or loss for the year ended December 31, 2014 was $82.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of December 31, 2014 amounted to a net loss of $7,873 (December 31, 2013: $19,829 gain, December 31, 2012: $4,619 loss), which was recognized against earnings in the period incurred and is included in (Loss)/gain on swaps. During the year ended December 31, 2014, the net loss of $7,873 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading. During the year ended December 31, 2013, the net gain of $19,829 derived from the fact that hedge accounting for seven interest rate swaps was discontinued because the effectiveness criteria were not met. The increase in the notional amount and the increase in the LIBOR yield curve, resulted in a positive movement in the fair value of the swaps classified as held for trading.

Cross currency swap agreements (“CCS”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes.

In June 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the NOK Bond (Note 12), thereby hedging the variability of the USD functional currency equivalent cash flows on the Bond.

In April 2014, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the additional NOK Bond (Note 12), thereby hedging the variability of the USD functional currency equivalent cash flows on the Bond.

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2013	December 31, 2014
GasLog Ltd.	DNB Bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	—	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	—	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	—	27,871

						83,206	166,819

For the year ended December 31, 2014, the effective portion of changes in the fair value of CCSs amounting to a loss of $37,782 has been recognized in Other comprehensive income (December 31, 2013: $2,282 loss). Additionally, for the year ended December 31, 2014, a gain of $31,106, was reclassified to profit or loss to offset the amount recognized from the retranslation of the Bond in U.S. dollars as of December 31, 2014 (December 31, 2013: $972 gain).

An analysis of (Loss)/gain on swaps is as follows:

	For the year ended December 31,
	2012	2013	2014
Inception loss for cash flow hedges	(2,060)	(318)	—
Unrealized (loss)/gain on interest rate swaps held for trading	(4,619)	19,829	(7,873)
Realized loss on interest rate swaps held for trading	—	(5,729)	(10,310)
Recycled loss of cash flow hedges reclassified to profit or loss	—	(2,293)	(6,641)
Ineffective portion of cash flow hedges	(104)	9	37

Total	(6,783)	11,498	(24,787)

Fair value measurements

The fair value of the Group’s financial assets and liabilities approximate to their carrying amounts at the balance sheet date.

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 are based on the degree to which the fair value is observable:

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

24. Taxation

Under the laws of the countries of the Group’s domestication/incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the consolidated statement of profit or loss.

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

The Group did not qualify for this exemption for the three years ended December 31, 2014; however, the effect on the results is insignificant.

25. Earnings per share

Basic earnings per share (“EPS”) was calculated by dividing the net profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the year. Manager shares and subsidiary manager shares contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were participating securities and, thus, are included in the two-class method of computing basic earnings per share for 2012. In 2013 and 2014, there were no participating securities as the manager shares and subsidiary manager shares were converted to common shares prior to the completion of the IPO.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31,
	2012	2013	2014
Basic earnings per share
Profit for the year attributable to owners of the Group	4,250	56,929	42,161
Less: Undistributed gain allocated to manager shares and subsidiary manager shares	45	—	—

Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	4,205	56,929	42,161
Weighted average number of shares outstanding, basic	56,093,775	62,863,665	78,633,820

Basic earnings per share	0.07	0.91	0.54

Diluted earnings per share
Profit for the year attributable to owners of the Group used in the calculation of diluted EPS	4,250	56,929	42,161
Weighted average number of shares outstanding, basic	56,093,775	62,863,665	78,633,820
Dilutive potential ordinary shares	601,744	—	166,372

Weighted average number of shares used in the calculation of diluted EPS	56,695,519	62,863,665	78,800,192

Diluted earnings per share	0.07	0.91	0.54

The Group excluded the dilutive effect of 285,024 SARs and 74,877 RSUs in calculating diluted EPS for the year ended December 31, 2014, as they were anti-dilutive (December 31, 2013: 325,943 SARs and 64,792 RSUs).

26. Subsequent Events

On February 26, 2015, the Board of Directors declared a quarterly cash dividend of $0.14 per common share paid on March 13, 2015 to shareholders of record as of March 10, 2015.

On March 25, 2015, in connection with the Pending Vessels Acquisition, GasLog, through its vessel-owning subsidiaries GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch, pursuant to the commitment letters with DNB Bank ASA, London Branch dated December 19, 2014 (Note 12), for the purpose of financing the two ships to be acquired from BG Group. The obligations under the senior secured term loan facility and the subordinated term loan facility are secured by a first and second priority mortgage, respectively, over each of the relevant vessels and are guaranteed by GasLog and GasLog Carriers Ltd.