Form 20-F
period 2015-12-31
GasLog Ltd.
filed 2016-03-14
CIK 1534126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd.

(Exact name of Company as specified in its charter)

Not Applicable
(Translation of Company’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive offices)

Nicola Lloyd, General Counsel
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

Monaco Telephone: +377 97 97 51 15 Facsimile: +377 97 97 51 24
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, $0.01 par value per share	New York Stock Exchange
Series A Preference Shares, $0.01 par value per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, there were 80,496,499 common shares of the Company’s common stock outstanding and 4,600,000 Series A Preference shares.

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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•

“GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries (including GasLog Partners LP) or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common shares or the 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Preference Shares”), they refer to GasLog Ltd.;

•

“GasLog Partners” or the “Partnership”, refers to GasLog Partners LP, a master limited partnership formed by GasLog to own, operate and acquire liquefied natural gas, or “LNG”, carriers under long-term charters, or any one or more of GasLog Partners’ subsidiaries;

•	the “general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners;

•	“GasLog LNG Services” refers to GasLog LNG Services Ltd., our wholly owned subsidiary;

•

“our vessels” or “our ships” refers to the LNG carriers owned or controlled by the Company and its subsidiaries, including the LNG carriers owned by GasLog Partners; “our wholly owned vessels” or “our wholly owned ships” refers to the LNG carriers owned by the Company and its subsidiaries, excluding any LNG carriers owned by GasLog Partners (in which we hold the controlling general partner interest as well as limited partner interests) and its subsidiaries and Egypt LNG Shipping Ltd. (in which we hold a 25.0% equity interest);

•

“BG Group” refers to BG Group plc which was acquired by Royal Dutch Shell plc (“Shell”) on February 15, 2016; “MSL” refers to Methane Services Limited, a subsidiary of BG Group; “Hyundai” refers to Hyundai Heavy Industries Co., Ltd.; and “Samsung” refers to Samsung Heavy Industries Co., Ltd.; or, in each case, one or more of their subsidiaries or to such entities collectively;

•	“NYSE” refers to the New York Stock Exchange; and “SEC” refers to the U.S. Securities and Exchange Commission;

•	“dollars” and “$” refers to, and amounts are presented in, U.S. dollars;

•	“cbm” refers to cubic meters;

•	“Dynagas” refers to Dynagas Ltd. and “Golar” refers to Golar LNG Ltd.; and

•	“Mitsui” refers to Mitsui Co., Ltd. and “Lepta Shipping” refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any

ii

of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;

•	continued low prices for crude oil and petroleum products;

•	our ability to enter into time charters with new and existing customers;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters;

•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents summary consolidated financial and other data of GasLog for each of the five years in the five-year period ended December 31, 2015. The summary consolidated financial data of GasLog as of December 31, 2014 and 2015, and for each of the years in the three year period ended December 31, 2015, is derived from our audited consolidated financial statements included in “Item 18. Financial Statements”. The selected consolidated financial data as of December 31, 2011, 2012 and 2013, and for the years ended December 31, 2011 and 2012, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except share and per share data)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Revenues	$66,471	$68,542	$157,240	$328,679	$415,078
Vessel operating and supervision costs	(12,654)	(14,354)	(32,058)	(70,732)	(98,552)
Voyage expenses and commissions	(292)	(292)	(2,861)	(7,738)	(14,290)
Depreciation of fixed assets	(12,827)	(13,065)	(29,322)	(70,695)	(106,641)
General and administrative expenses	(15,997)	(20,380)	(21,598)	(34,154)	(41,282)

Profit from operations	24,701	20,451	71,401	145,360	154,313

Financial costs	(9,631)	(11,670)	(27,851)	(71,579)	(91,956)
Financial income	42	1,174	411	274	427
(Loss)/gain on swaps	(2,725)	(6,783)	11,498	(24,787)	(10,332)
Share of profit of associate and joint venture	1,311	1,078	1,470	1,497	1,216
Gain on disposal of subsidiaries	25	—	—	—	—

Total other expenses, net	(10,978)	(16,201)	(14,472)	(94,595)	(100,645)

Profit for the year	$13,723	$4,250	$56,929	$50,765	$53,668

Profit attributable to owners of the Group	$14,040	$4,250	$56,929	$42,161	$10,829
(Loss)/profit attributable to non-controlling interest	$(317)	$—	$—	$8,604	$42,839
Earnings per share, basic and diluted(1)	$0.36	$0.07	$0.91	$0.54	$0.04
Weighted average number of shares, basic(1)	35,837,297	56,093,775	62,863,665	78,633,820	80,496,314
Weighted average number of shares, diluted(1)	39,101,496	56,695,519	62,863,665	78,800,192	80,610,420
Dividends declared per common share(1)(2)	$0.22	$0.11	$0.45	$0.50	$0.56
Dividends declared per preference share	$—	$—	$—	$—	$1.60

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$20,093	$110,978	$103,798	$211,974	$302,988
Short-term investments	—	104,674	4,500	28,103	6,000
Restricted cash	—	—	—	22,826	62,718
Investment in associate and joint venture(3)	6,528	6,856	6,326	6,603	6,274
Tangible fixed assets(4)	438,902	426,880	1,529,720	2,809,517	3,400,270
Vessels under construction	109,070	217,322	120,295	142,776	178,405
Total assets	607,013	908,768	1,816,679	3,269,971	4,039,621
Borrowings, current portion	24,277	25,753	100,320	116,431	636,987
Borrowings, non-current portion	256,788	228,515	1,014,754	1,778,845	1,737,500
Share capital(1)	391	629	629	810	810
Preferred stock	—	—	—	—	46
Equity attributable to owners of the Group	290,414	603,271	639,533	929,391	1,001,674
Non-controlling interest	—	—	—	323,646	506,246
Total equity	290,414	603,271	639,533	1,253,037	1,507,920

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
CONSOLIDATED CASH FLOW DATA
Net cash provided by operating activities	$27,001	$24,918	$86,745	$148,288	$161,579
Net cash used in investing activities	(86,464)	(212,621)	(935,516)	(1,386,656)	(704,052)
Net cash provided by financing activities	56,286	278,811	840,481	1,346,762	634,317

	Year Ended December 31,
	2011	2012	2013	2014	2015
FLEET DATA(5)
Number of managed ships at end of period	14	14	20	21	22
Average number of managed ships during period	14.0	14.0	16.9	20.0	21.7
Number of owned ships at end of period	2	2	8	16	19
Average number of owned ships during period	2.0	2.0	5.0	12.4	18.2
Average age of owned ships (years)	1.5	2.5	1.7	4.4	5.2
Total calendar days for owned fleet	730	732	1,832	4,520	6,638
Total operating days for owned fleet(6)	730	732	1,808	4,392	6,097

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(7)	$38,864	$34,594	$102,193	$217,552	$262,170
Adjusted EBITDA(7)	38,738	34,047	101,617	217,172	262,969
Capital expenditures:
Payment for vessels	88,036	110,765	1,038,153	1,364,283	728,446
Common share dividend declared(2)	8,500	6,915	28,288	39,840	45,078
Preference share dividend declared	—	—	—	—	7,379

(1)	Gives effect to the 238-for-1 share split effected on March 13, 2012.

(2)

Of the total $8.50 million dividend declared during the year ended December 31, 2011, $0.77 million, was paid in cash and the remainder was contributed to the capital of the Company by our existing majority shareholder. The dividends declared during the years ended December 31, 2012, 2013, 2014 and 2015 were paid in cash.

(3)

Consists of our 25.0% ownership interest in Egypt LNG Shipping Ltd. or “Egypt LNG” and our 33.33% ownership interest in The Cool Pool Limited or “the Cool Pool”. On October 1, 2015, GasLog, Dynagas and Golar signed an LNG carrier pooling agreement to establish the Cool Pool to market their vessels, which are currently operating in the LNG shipping spot market. The Cool Pool initially consists of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient tri fuel diesel electric (“TFDE”) propulsion technology. The three owners’ initial vessels participation in the Cool Pool was as follows: Dynagas: three vessels; GasLog: three vessels; and Golar: eight vessels. Each vessel owner continues to be fully responsible for the manning and technical management of their respective vessels. The Cool Pool was incorporated in September 2015.

(4)

Includes delivered ships (including drydocking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

(5)

Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2015 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, BG Group, Egypt LNG and Lepta Shipping that are operating under our management.

(6)

The operating days for our fleet are the total number of days in a given period that the vessels were in our possession less the total number of days off-hire not recoverable from the insurers. In 2015, operating days include 174 for our vessels operating in the Cool Pool. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(7)	Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. EBITDA and Adjusted EBITDA are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA and Adjusted EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on swaps, taxes, depreciation and amortization, and, in the case of Adjusted EBITDA, foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

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

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
Profit for the year	$13,723	$4,250	$56,929	$50,765	$53,668
Depreciation of fixed assets	12,827	13,065	29,322	70,695	106,641
Financial costs	9,631	11,670	27,851	71,579	91,956
Financial income	(42)	(1,174)	(411)	(274)	(427)
Loss/(gain) on swaps	2,725	6,783	(11,498)	24,787	10,332

EBITDA	38,864	34,594	102,193	217,552	262,170

Foreign exchange (gains)/losses, net	(126)	(547)	(576)	(380)	799

Adjusted EBITDA	$38,738	$34,047	$101,617	$217,172	$262,969

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2015:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2015
(in thousands of U.S. dollars)
Debt:(1)
Borrowings, current portion(2)	$636,987
Borrowings, non-current portion(2)	1,737,500

Total debt	2,374,487

Equity:
Preferred stock(3)	46
Share capital(3)	810
Contributed surplus	1,020,292
Reserves	(8,829)
Treasury shares(3)	(12,491)
Retained earnings	1,846
Non-controlling interest	506,246

Total equity	1,507,920

Total capitalization	$3,882,407

(1)

Our indebtedness, other than our NOK 1 billion bond, or the “Bond”, is secured by mortgages on our owned ships and is guaranteed by the Company or a combination of the Company and GasLog Partners, in the case of the Partnership’s indebtedness. The Bond (the carrying amount of which, net of unamortized financing costs as of December 31, 2015 is $112.19 million) is unsecured. Debt presented does not include our scheduled debt payments since December 31, 2015 totaling $18.28 million and the prepayment of the outstanding debt of GAS-twenty six Ltd. of $230.0 million, following the completion of the sale and leaseback of the Methane Julia Louise. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

(2)	Borrowings presented at December 31, 2015, are shown net of $33.29 million of loan issuance costs and premium that are being amortized over the term of the respective borrowings.

(3)

Does not include any shares that may be issued under the Company’s 2013 Omnibus Incentive Compensation Plan. At December 31, 2015, our share capital consisted of 80,496,499 issued and outstanding common shares, 496,627 treasury shares issued and 4,600,000 Preference Shares issued and outstanding.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent to Our Business

Our future performance and ability to secure future time charters depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

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

•

decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources, including coal, or other factors making consumption of natural gas less attractive;

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

In 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since late 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil.

Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Unless LNG charter market conditions improve, we may have difficulty in securing charters at attractive rates and durations on our ships when we are seeking a new charter. Such a failure may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. See “—Risks Related to Our Business—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships.”

A continuation of the recent significant declines in natural gas and oil prices may adversely affect our growth prospects, results of operations and cash flows.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;

•	worldwide demand for natural gas and oil;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices would adversely affect demand for LNG shipping. In 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since late 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions.

Given the significant global natural gas and crude oil price decline as referenced above, a continuation of lower natural gas or oil prices or a further decline in natural gas or oil prices may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as a result of, among other things:

•

a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•

low oil prices negatively affecting both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We are seeking to enter into time charter contracts for (i) one of our newbuildings scheduled for delivery in 2018, (ii) the GasLog Chelsea, the GasLog Saratoga and the GasLog Salem, which operate in the Cool Pool, and (iii) the GasLog Skagen, which from 2016 will be on a seasonal contract (i.e., employed for seven months and available to accept other charters for five months per year). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, and upon any expansion of our fleet of owned ships beyond our contracted newbuildings. One of our principal objectives is to enter into additional long-term, fixed-rate charters. In addition, we may seek to expand the customer base for our ship management services. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

Hire rates for LNG carriers may fluctuate substantially and are currently below historical average rates. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, or at the time option extensions are due to be declared, our revenues and cash flows, including cash available for dividends to our shareholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or may not be able to re-charter our ship, or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels that could come off charter during 2016 and those vessels in the Cool Pool. Currently, we have a total of 1,191 open vessel days during the remainder of 2016, including 978 days for the three vessels operating in the Cool Pool.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipated exports beginning in early 2016 has driven significant ordering activity. As of December 31, 2015, the LNG carrier order book totalled 145 vessels, and the delivered fleet stood at 427 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

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

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers and the older technology of our steam-powered (“Steam”) vessels, as well as any vessels with older technology which we acquire, could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

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

Drydockings of our owned ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. During the year ended December 31, 2015, the drydockings of the GasLog Savannah, the GasLog Singapore, the GasLog Chelsea, the Methane Alison Victoria, the Methane Shirley Elizabeth, the Methane Heather Sally, the Methane Becki Anne and the Methane Julia Louise were completed. The drydockings of the remainder of our vessels are expected to be carried out in 2016 (two vessels) and 2018 (five vessels), respectively.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters or termination of our ship management contracts. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. In particular, despite recent measures taken by the European Union, concerns persist regarding the debt burden of certain Eurozone countries, including Greece, and their ability to meet future financial obligations, and the overall stability of the euro. Furthermore, a tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends to our shareholders.

GasLog LNG Services, our vessels’ management company, and a substantial number of its staff are located in Greece. The current economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

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

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

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

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Any terrorist attacks targeted at ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders and could directly impact our ships or our customers.

We currently employ armed guards onboard certain vessels operating in areas that may be prone to hijacking or terrorist attacks. The presence of armed guards may increase the risk of damage, injury or loss of life in connection with any attacks on our vessels, in addition to increasing crew costs.

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

A cyber-attack could materially disrupt GasLog’s business.

GasLog’s business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog’s information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt GasLog’s operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog’s information technology systems could have a material adverse effect on GasLog’s business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

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

In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the “ITRA”, which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 or the “IFCA”, which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its obligations under the nuclear agreement.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our ships worldwide, requiring our ships to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”, and the

Bribery Act 2010 of the United Kingdom or the “UK Bribery Act”. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Risks Inherent in an Investment in Us

Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our owned fleet consists of 18 LNG carriers that are in operation (including the eight LNG carriers owned by GasLog Partners) and eight newbuildings on order. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off- hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our 18 LNG carriers in operation. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows, including cash available for dividends to our shareholders.

We depend upon one customer for nearly all of our revenues. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have historically derived nearly all of our revenues from one customer, MSL, a subsidiary of BG Group, which was acquired by our other customer, Shell on February 15, 2016. For the year ended December 31, 2015, MSL and Shell accounted for 83.14% and 11.76% of our revenues, respectively. Following the delivery of our eight new LNG carriers on order, MSL will continue to be a key customer, as seven of our newbuildings will be chartered to MSL upon delivery for a total of 21 vessels chartered to MSL. Although MSL’s contractual obligations under the charter agreements are not impacted by the acquisition, we cannot provide assurance that we will be able to maintain the same business relationship previously enjoyed with BG Group following its acquisition by Shell or BG Group. In addition, the acquisition by Shell has increased our customer concentration because all of our vessels are now chartered to subsidiaries of Shell. Furthermore, we could lose a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If our customer terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. Our revenues would also be impacted if MSL terminates or is unable to perform under our ship management contracts.

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

If we lose a charter, we may be unable to obtain a new time charter on terms as favorable to us or with a charterer of comparable standing, particularly if we are seeking new time charters at a time when charter rates in the LNG industry are depressed. Consequently, we may have an increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In the event that we are unable to re-deploy a ship for which a charter has been terminated, we will not receive any revenues from that ship, and we may be required to pay expenses necessary to maintain the ship in proper operating condition. In addition, in the event of a charter termination we could be required under certain of our credit facilities to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender, or under some other of our credit facilities repay the outstanding loan amount, which could restrict our cash available for dividends to our shareholders.

Our ship management agreements may be terminated with limited advance notice.

Unlike our time charters, our ship management agreements with MSL and Egypt LNG may be terminated at any time by either party with a short period of advance notice. In the event that a ship management agreement is terminated by MSL other than in connection with the sale of a ship, MSL would generally be entitled to immediately terminate the ship management agreements for the other ships we manage on its behalf. If a customer were to terminate our ship management agreements, we may be unable to find new customers for our ship management services or we may choose not to continue providing ship management services to third-party customers, which could adversely impact our revenues and cash flows, including cash available for dividends to our shareholders.

Due to our lack of diversification, adverse developments in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

We rely exclusively on cash flow generated from charters for our LNG vessels and management of our and third party LNG vessels. Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Our contracts for the eight newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our eight contracted newbuildings are scheduled to be delivered to us on various dates between 2016 and 2019. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

The completion of newbuildings could be delayed because of:

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

If delivery of a vessel is materially delayed, it could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

As we take delivery of our newbuildings or any secondhand ships we acquire in the future, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.

Our ability to acquire and retain customers depends on a number of factors, including our ability to man our vessels with masters, officers and crews of suitable experience in operating LNG carriers. As we take delivery of our newbuildings or any secondhand ships we acquire in the future, we expect to hire a significant number of seafarers qualified to man and operate our new vessels, as well as additional shoreside personnel. As the global LNG carrier fleet continues to grow, we expect the demand for technically skilled and experienced officers and crew to increase. This could lead to an industry- wide shortfall of qualified personnel, resulting in increased crew costs, which could constrain our ability to recruit suitable employees to operate our LNG carriers within our budget parameters.

Material increases in crew costs could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, if we cannot recruit and retain sufficient numbers of quality on-board seafaring personnel, we may not be able to fully utilize our expanded fleet, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

We must make substantial capital expenditures to acquire the eight newbuildings we have on order and any additional ships we may acquire in the future.

We are obligated to make substantial capital expenditures to fund our commitments for the eight newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates between 2016 and 2019. As of December 31, 2015, the total remaining balance of the contract prices for the eight vessels was $1.45 billion, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel will come due upon its delivery to us from the shipyard. We intend to fund these commitments with the $1,311.3 million under the financing agreement we entered into on October 16, 2015, available cash and cash from operations.

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

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand vessels to the extent that they are available in the same way that we acquired the GasLog Chelsea and the eight vessels acquired from MSL in 2014 and 2015. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

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

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis or, in the case of the GasLog Partners’ $450.0 million credit facility, or the “GasLog Partners Credit Facility”, to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners Credit Facility);

•	total indebtedness divided by our total assets must not exceed 75.0% (in the case of the GasLog Partners Credit Facility, must be less than 60.0%);

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•

the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $20.0 million ($15.0 million under the GasLog Partners Credit Facility and $50.0 million under the credit facility provided under the facilities agreement dated October 16, 2015 (the “October 2015 Facility”) and the credit facility provided under the credit agreement entered into on February 18, 2016 to refinance the existing indebtedness on five of our contracted vessels of up to $576.50 million (the “Five Vessel Refinancing”)) after the first drawdown;

•

being permitted to pay dividends, provided that unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (in the case of the GasLog

Partners Credit Facility, permitted to pay dividends subject to no event of default having occurred or resulting from such payment); and

•	market value adjusted net worth must be not less than $350.0 million (not included in the GasLog Partners Credit Facility).

In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120.0% (in the case of the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter and in the case of the Five Vessel Refinancing, 115.0% until the maturity of the junior tranche and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility and any related swap exposure. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Further, under the NOK denominated bond agreement signed on June 25, 2013, between GasLog Ltd. and the bond trustee, as amended, or the “Bond Agreement”, for our Bond we are required to comply with the following financial covenants:

•	our total indebtedness divided by our total assets must not exceed 75.0%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 115.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of our total indebtedness and $20.0 million after the first drawdown; and

•	our market value adjusted net worth must at all times be not less than $350.0 million.

The Bond Agreement also includes a dividend restriction according to which we may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50.0% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, we are permitted to make Distributions up to an aggregate maximum per share, for the years 2016, 2017 and 2018 of $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such distribution. The Bond Agreement also prohibits GasLog from providing any debt or committed debt availability to GasLog Partners in excess of $75.0 million.

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination or in certain other circumstances to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender, or under certain of our credit facilities repay the outstanding loan amount. As of December 31, 2015, in connection with the delivery of the GasLog Saratoga and the GasLog Salem, $21.0 million per vessel has been deposited in a blocked account which amount is presented under restricted cash because the spot charters that these vessels enter into from time to time are not considered approved charters by the lenders. In addition, as of December 31, 2015, $20.0 million and $0.7 million has been presented under restricted cash pursuant to the credit facilities used to finance the GasLog Savannah and the GasLog Singapore. This requirement was triggered (a) for GasLog Savannah because the vessel’s new charter party is not considered an approved charter by the lenders and (b) for GasLog Singapore because the vessel’s charterer has not exercised its option to extend its time charter within 12 months of the charter’s scheduled termination date.

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21.0 million maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., the entities which own the GasLog Saratoga and the GasLog Salem, respectively, provided GasLog has provided an executed guarantee or letter of credit with a minimum duration of six months. In connection to this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21.0 million each. The bank guarantees bear interest at a margin and are available for a period of up to two years. Consequently, $42.0 million was reclassified from restricted cash to cash and cash equivalents.

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

The significant global natural gas and crude oil price decline, amongst other factors referenced above, have in turn led to a significant shortening of the average duration of spot charters fixed during 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels that could come off charter during 2016. Currently, we have a total of 1,191 open vessel days during the remainder of 2016, including 978 days for the three vessels operating in the Cool Pool. A failure to obtain charters at acceptable rates on these vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants later in 2016, particularly the required ratio of EBITDA to debt service and the minimum cash requirement.

Ship values may fluctuate substantially, which could result in an impairment charge, could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.

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

If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resourced—Critical Accounting Policies—Impairment of Vessels”. In addition, any such deterioration in market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends to our shareholders.

As of December 31, 2015, we had an aggregate of $2.29 billion of indebtedness outstanding under eleven credit agreements, of which $645.19 million is repayable within one year which includes $42.17 million under the revolving credit facility, and we had $113.74 million outstanding under the Bond which amount is payable in June 2018. As of December 31, 2015 there is an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. from which the balance is available to be drawn under certain conditions. In addition, there is one loan facility with an aggregate undrawn amount of $1.3 billion available that will be used to finance a portion of the contract price of eight of our newbuildings on their delivery. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

Our ability to pay dividends or to redeem our Preference Shares may be limited by the amount of cash we generate from operations, by restrictions in our credit facilities and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The declaration and payment of any dividend (including cumulative dividends payable with respect to our Preference Shares) is subject to the discretion of our board of directors and the requirements of Bermuda law. The timing and amount of any dividend or redemption payments will be dependent on our earnings, financial condition, cash requirements and availability, restrictions in our debt agreements, the provisions of Bermuda law and other factors. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends or redeem our Preference Shares will vary based upon, among other things:

•

general LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	our ability to comply with the specified financial covenants in our loan facilities and the Bond and as corporate guarantor for certain loan facilities on a consolidated basis;

•	our ability to obtain new charters for our vessels at favourable rates;

•	the charter hire payments we obtain from our charters as well as our ability to re-charter the vessels and the rates obtained upon the expiration of our existing charters;

•	our fleet expansion and associated uses of our cash as well as any financing requirements;

•	the due performance by our charterers of their obligations;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance, as well as the costs of repairs, maintenance or modifications of our ships;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our ships;

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

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 32.9% equity interest (including our 2.0% general partner interest) as well as all of the incentive distribution rights. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $20.95 million as of December 31, 2015. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In addition, we are exposed to a market risk relating to fluctuations in interest rates because our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. Significant increases in LIBOR could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2015, we had 20 interest rate swaps in place with a notional amount of $906.38 million. For the 6 interest rate swaps that have been designated as cash flow hedging instruments, the changes in the fair value of the contracts are recognized in our statement of other comprehensive income or loss as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities. In addition, the changes in the fair value of the 14 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and affect compliance with the market value adjusted net worth covenants in our credit facilities.

In June 2013 and April 2014, we entered into six Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the Bond Agreement, in order to hedge the variability of the functional currency equivalent cash flows on the Bond. As of December 31, 2015, the six CCSs had a notional amount of $166.82 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

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

We currently own a 25.0% stake in Egypt LNG, an entity whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with MSL. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continues to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up.

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

Risks Related to Our Securities

The price of our equity securities may be volatile.

The price of our equity securities may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organizations standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our shares or other securities;

•	investors’ perceptions of us and the LNG shipping industry;

•	our payment of cash dividends to our shareholders;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares despite our operating performance.

Increases in interest rates may cause the market price of our securities to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates may result in a reduction in demand for our securities resulting from other relatively more attractive investment opportunities may cause the trading price of our securities to decline.

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

Future sales of our equity securities could cause the market price of our equity securities to decline.

Sales of a substantial number of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our equity securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

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

Our shareholders also may elect to sell large numbers of equity securities held by them from time to time. The number of our equity securities available for sale in the public market will be limited by restrictions applicable under securities laws.

Our Preference Shares are subordinated to our debt obligations and investors’ interests could be diluted by the issuance of additional preference shares and by other transactions.

Our Preference Shares are subordinated to all of our existing and future indebtedness. During the year ended December 31, 2015, we had an average of $2.35 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or on a parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

Our Preference Shares rank pari passu with any other class or series of shares established after the original issue date of the Preference Shares that is not expressly subordinated or senior to the Preference Shares as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Preference Shares and any parity securities are paid, any partial payment shall be made pro rata with respect to shares of Preference Shares and any parity securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

Holders of our Preference Shares have extremely limited voting rights.

Our common shares are the only class of our shares carrying full voting rights. Holders of the Preference Shares generally have no voting rights. However, if and whenever dividends payable on the Preference Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preference Shares (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Shares voted as a class for the election of such director). The right of such holders of Preference Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preference Shares have been paid in full. In addition, holders of Preference Shares are entitled to vote together with holders of common shares on matters related to the approval of an amalgamation or merger.

The Preference Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The Preference Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preference Shares may be required to bear the financial risks of an investment in the Preference Shares for an indefinite period of time.

The payment due to a holder of Preference Shares upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders of Preference Shares will have no right to receive or to participate in these amounts. Furthermore, if the market price for Preference Shares is greater than the liquidation preference, holders of Preference Shares will have no right to receive the market price from us upon our liquidation.

Entities controlled by members of the Livanos family are our principal shareholders and can effectively control the outcome of most matters on which our shareholders are entitled to vote; their interests may be different from yours.

Entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own approximately 40.7% of our issued and outstanding common shares. As a result of shareholding, Mr. Livanos can effectively control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different from yours.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations” for a more complete discussion of the material Bermuda and U.S. Federal income tax considerations relating to us and the ownership and disposition of our common shares and Preference Shares.

We will have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the “Code”, the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We do not currently qualify for a tax treaty exemption or a statutory tax exemption, and therefore we are subject to the 4% U.S. Federal income tax described above. We do not expect any resulting U.S. tax liability to be material or materially reduce the earnings available for distribution to our shareholders for the fiscal years ended December 31, 2015 and December 31, 2016. For 2015, the accrued U.S. source gross transportation tax was $0.01 million. Changes to our business could change this expectation and in such circumstances we may attempt to qualify for the exemption from tax under Section 883. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. Federal income tax purposes if at least 75% of its gross income for any tax year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any tax year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our method of operation, we do not believe that we are a PFIC for this tax year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, the U.S. Internal Revenue Service, or the “IRS”, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we could constitute a PFIC for a future tax year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any tax year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares or Preference Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

GasLog was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries are primarily engaged in the ownership, operation and management of vessels in the LNG market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary.

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

On April 4, 2012, we completed our initial public offering, or “IPO”, and our common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares (including 1,425,000 common shares in relation to the over-allotment option exercised in full by the underwriters) and a concurrent private placement of 2,317,460 common shares at the public offering price to certain of its directors and officers and one of its major shareholders. The offering and private placement resulted in net proceeds of $199.02 million, which were used to partially finance the acquisition of the first three ships acquired from MSL in 2014. On April 16, 2014, GasLog completed a second follow-on public offering of 4,887,500 common shares (including 637,500 common shares in relation to the over-allotment option exercised in full by the underwriters). The offering resulted in net proceeds of $109.94 million, which were used to partially finance the acquisition of the additional three ships acquired from MSL in 2014.

On May 12, 2014, our subsidiary GasLog Partners completed an IPO of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in net proceeds of $186.03 million. GasLog Partners is a Marshall Islands master limited partnership formed by us to own and operate LNG carriers under long-term charters. Its common units representing limited partner interests are traded on the NYSE under the ticker symbol “GLOP”. Concurrently with the initial public offering, GasLog Partners acquired a 100.0% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to us from the offering proceeds. In addition to the cash consideration of $65.70 million paid to us, GasLog Partners used the $186.03 million net proceeds of its IPO to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by GasLog Partners for general corporate purposes.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at an offering price of $31.00 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $133.0 million. GasLog Partners used the proceeds to partially finance the acquisition from GasLog of the 100.0% ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that owned the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, and to prepay $25.0 million of debt secured by those carriers in October 2014.

On April 7, 2015, GasLog completed a public offering of 4,600,000 Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share and priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.7 million to be used for general corporate purposes. The Preference Shares are listed on the New York Stock Exchange under the symbol “GLOG PR A”.

On June 26, 2015, GasLog Partners completed a follow-on public offering of 7,500,000 common units at an offering price of $23.90 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $171.83 million. The Partnership used proceeds from the public offering to partially finance the acquisition from GasLog of 100.0% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. The acquisition closed on July 1, 2015.

As of December 31, 2015, GasLog holds a 32.9% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership’s partnership agreement, or the “Partnership Agreement”, GasLog, has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

As described elsewhere herein, GasLog Partners holds options to acquire from GasLog an additional eight vessels and GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL). In general, we would expect the exercise of these options to be beneficial to GasLog, as it can be expected to reduce our consolidated indebtedness and, if GasLog Partners increases its per unit distributions, increase the return on our incentive distribution rights (although our common unit interest will be diluted by any GasLog Partners equity issuance). GasLog Partners will determine whether, and when, to exercise any of the options and rights that it holds. The timing of those decisions will depend in part on the price and availability of debt and equity financing to GasLog Partners. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with GasLog Partners—Omnibus Agreement”.

On October 1, 2015, GasLog, Dynagas and Golar established the Cool Pool to market their vessels, which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

The Cool Pool consists of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient TFDE propulsion technology. The three owners’ initial vessels eligible for participation in the Cool Pool are as follows: GasLog: three vessels; Dynagas: three vessels; and Golar: eight vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels. The Cool Pool will focus exclusively on charters of 12 months’ duration or less. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool.

We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

B. Business Overview

Overview

We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned fleet consists of 26 owned LNG carriers, including 18 ships on the water and eight LNG carriers on order at two of the world’s leading LNG shipbuilders, Samsung and Hyundai. This includes eight LNG carriers in operation that are owned by our NYSE-listed subsidiary GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. We currently manage and operate 22 LNG carriers including nine of our wholly owned ships in operation (one is managed by a subsidiary of Shell), the eight ships contributed or sold to the Partnership, three ships owned by MSL, one additional LNG carrier in which we have a 25.0% interest and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. We are also supervising the construction of our newbuildings. We have secured multi-year time and seasonal time charter contracts for seven of our operating ships, the eight ships owned by the Partnership, seven of our eight newbuildings on order and the one vessel secured under a long-term bareboat charter with Lepta Shipping. As of December 31, 2015, these contracts are expected to provide total contracted revenues of $3.7 billion during their initial terms, which expire between 2016 and 2029.

In addition to our committed order book, we have secured additional fixed price options to purchase up to six additional LNG carriers from Samsung with delivery dates in 2018 and 2019 that expire at the end of the first quarter of 2016.We also have a 25.0% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to MSL.

Our current time charters have initial terms of up to 10 years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions. We will continue to evaluate the attractiveness of longer and shorter-term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2019. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

Each of our 26 owned LNG carriers is designed with a capacity of between approximately 145,000 cbm and 174,000 cbm. We believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned fleet are of the same specifications (in groups of ten, eight, six and one ship), which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our eight contracted newbuildings, our owned fleet will have an average age of 6.2 years, making it one of the youngest in the industry. By comparison, as of December 31, 2015, the average age for the global fleet of LNG carriers, including LNG carriers of all sizes, was 11.2 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. As the sole technical manager of BG Group’s owned fleet of LNG carriers for over 15 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers, which is evidenced by our safety performance and the limited off-hire days of the 22 ships currently operating under our management.

We have recently begun to investigate entering the floating LNG storage and regasification unit (“FSRU”) market and signed two front-end engineering design (“FEED”) studies with Keppel Offshore and Marine Ltd. for the potential conversion of both a Steam and TFDE vessel from our existing fleet.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of March 11, 2016:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	GasLog Savannah	2010	155,000	BG Group(1)	TFDE	September 2016	2017-2023
2	GasLog Singapore	2010	155,000	BG Group(1)	TFDE	September 2016	2019-2024
3	GasLog Skagen	2013	155,000	BG Group(1)	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market(5)	TFDE	N/A	N/A
5	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
6	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
7	GasLog Saratoga	2014	155,000	Spot Market(5)	TFDE	N/A	N/A
8	Methane Lydon Volney	2006	145,000	BG Group(1)	Steam	October 2020	2023-2025
9	Methane Becki Anne	2010	170,000	BG Group(1)	TFDE	March 2024	2027-2029
10	GasLog Salem	2015	155,000	Spot Market(5)	TFDE	N/A	N/A

The following table presents information about GasLog Partners’ fleet and their associated time charters as of March 11, 2016:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	GasLog Shanghai	2013	155,000	BG Group(1)	TFDE	May 2018(6)	2021-2026
2	GasLog Santiago	2013	155,000	BG Group(1)	TFDE	July 2018(6)	2021-2026
3	GasLog Sydney	2013	155,000	BG Group(1)	TFDE	September 2018(6)	2021-2026
4	Methane Rita Andrea	2006	145,000	BG Group(1)	Steam	April 2020	2023-2025
5	Methane Jane Elizabeth	2006	145,000	BG Group(1)	Steam	October 2019	2022-2024
6	Methane Shirley Elisabeth	2007	145,000	BG Group(1)	Steam	June 2020	2023-2025
7	Methane Alison Victoria	2007	145,000	BG Group(1)	Steam	December 2019	2022-2024
8	Methane Heather Sally	2007	145,000	BG Group(1)	Steam	December 2020	2023-2025

Bareboat Vessel

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	Methane Julia Louise(7)	2010	170,000	BG Group(1)	TFDE	March 2026	2029-2031

(1)

Vessels are chartered to a subsidiary of BG Group. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements.

(2)	Indicates the expiration of the initial term.

(3)

The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Singapore has unilateral options to extend the term of the time charter for periods ranging from 30 months to 90 months. The charterer of the GasLog Savannah has unilateral options to extend the term of the charter for four consecutive periods ranging from 12 to 27 months. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(5)	Vessels operating in the spot market that participate in the Cool Pool. See “Item 4. Information of the Company—A. History and Development of the Company.”

(6)

Charter expiration was amended based on the agreement signed with BG Group on April 21, 2015. With respect to the GasLog Sydney whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

(7)

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Newbuilds

Vessel Name		Expected Delivery(1)	Cargo Capacity (cbm)	Charterer	Propulsion(3)	Charter Expiration(4)	Optional Period(5)
1	Hull No. 2072	Q1 2016	174,000	BG Group(2)	TFDE	2026	2031
2	Hull No. 2073	Q2 2016	174,000	BG Group(2)	TFDE	2026	2031
3	Hull No. 2102	Q3 2016	174,000	BG Group(2)	TFDE	2023	2028-2031
4	Hull No. 2103	Q4 2016	174,000	BG Group(2)	TFDE	2023	2028-2031
5	Hull No. 2130	Q1 2018	174,000	BG Group(2)	LP-2S	2027	2030-2033
6	Hull No. 2131	Q1 2019	174,000	BG Group(2)	LP-2S	2029	2032-2035
7	Hull No. 2800	Q1 2018	174,000	BG Group(2)	LP-2S	2028	2031-2034
8	Hull No. 2801	Q1 2018	174,000	N/A	LP-2S	N/A	N/A

(1)	Expected delivery quarters are presented.

(2)

Vessels are chartered to a subsidiary of BG Group. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements.

(3)	References to “LP-2S” refer to dual-fuel two-stroke engine propulsion.

(4)	Indicates the expiration of the initial term.

(5)

The charterer of Hulls No. 2072 and 2073 has the right to extend the charters for a period of five years at the charterer’s option. The charterer of Hulls No. 2102 and 2103 has the right to extend the charters by two additional periods of five or three years each, provided that the charterer provides us with advance notice of declaration. The charterer of Hulls No. 2130, No. 2131 and No. 2800 has the right to extend each of the charters by two consecutive periods of three years each, provided that the charterer provides us with advance notice of declaration.

The Company also currently holds options to purchase up to six 174,000 cbm newbuildings from Samsung, each of which would be built against a very high specification, with delivery dates in 2018 and 2019. Such options expire at the end of the first quarter of 2016.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, GasLog Partners has the option to purchase from us: (i) the Solaris and Hull Nos. 2072, 2073, 2102 and 2103 within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by her charterer, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of GasLog Partners’ IPO on May 12, 2014 and (iii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long- term bareboat charter of (and the right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of its acquisition by GasLog on March 31, 2015. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

The key characteristics of our current owned fleet include the following:

•

each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world, and minimizes excess LNG boil-off;

•	all but one of our ships, including the newbuilds, are of the same specifications (in groups of ten, eight, six and one ship);

•	each ship is double-hulled, which is standard in the LNG industry;

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

published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

upon delivery of the last of our eight contracted newbuildings in 2019, our owned fleet will have an average age of 6.2 years, making it one of the youngest in the industry, compared to a current average age of 11.2 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2015.

In addition to our owned fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer’s option. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continues to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up.

We continually evaluate short and long-term charter opportunities for our vessels, including the newbuildings for which we do not currently have charters fixed. Our discussions with potential charterers are at various stages of advancement; however, we cannot provide assurance that we will conclude any particular charter or, if concluded, the charter rate that will apply.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for five LNG carriers owned by third parties (including the bareboat vessel) in addition to management of the 17 LNG carriers currently operating in our owned fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

The following table provides information about our managed ships:

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	GasLog Ownership	Ship Owner
1	Methane Patricia Camila	2010	170,000	TFDE	—	BG Group
2	Methane Mickie Harper	2010	170,000	TFDE	—	BG Group
3	Methane Kari Elin	2004	138,000	Steam	—	BG Group
4	Methane Nile Eagle(1)	2007	145,000	Steam	25.0%	Egypt LNG(1)

(1)

The Methane Nile Eagle is owned by Egypt LNG, in which we indirectly hold a 25.0% equity interest. BG Asia Pacific Pte. Limited, a subsidiary of BG Group, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25.0% and 50.0% equity interests, respectively, in Egypt LNG.

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

We entered into four master time charters with MSL that established the general terms under which the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen and the seven newbuildings identified by Hull numbers 2072, 2073, 2102, 2103, 2130, 2131 and 2800 will be chartered to MSL. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter. For the six vessels acquired from MSL in 2014, the two vessels acquired in 2015 and the GasLog Savannah we entered into separate time charters for each vessel.

We have entered into maiden voyage time charter agreements and time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the Solaris will be chartered to Shell.

The GasLog Chelsea, the GasLog Saratoga and the GasLog Salem are operating in the Cool Pool and from time to time enter into short-term time charters.

The following discussion describes the material terms of the time charters for our owned ships.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Singapore, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen began upon delivery of the ships and will terminate in 2016, 2018, 2018, 2018 and 2021, respectively. The charter for the GasLog Skagen provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months. The charterer has options to extend the terms of the charters as follows: for the GasLog Singapore for up to 7.5 years; for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, for up to 8 years; for the GasLog Skagen for up to 10 years (on the seasonal charter basis); in each case at specified hire rates.

The initial term of the time charter for the GasLog Savannah will terminate in September 2016. The charterer of the GasLog Savannah has unilateral options to extend the term of the charter for four consecutive periods ranging from 12 to 27 months.

The initial term of the time charters for the Methane Lydon Volney, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Shirley Elisabeth, the Methane Alison Victoria and the Methane Heather Sally began upon delivery to GasLog following their acquisition from MSL in 2014, and will terminate on various dates in 2019 and 2020. For the Methane Lydon Volney, the Methane Rita Andrea and the Methane Jane Elizabeth, MSL has the option to extend the term of two of the time charters for a period of either three or five years beyond the initial charter expiration date. For the other vessels, MSL has the option to extend the term of the time charters for two of the ships for an additional period of either three or five years beyond the initial charter expiration date.

Our time charters for the four newbuildings that will be chartered to MSL will begin upon the delivery of each ship, which is scheduled for various dates in 2016. Our time charters to MSL for Hull No. 2130 and Hull No. 2800 will begin three and 14 months, respectively, after the delivery of the vessels in 2018 and for Hull No. 2131 will begin five months after the delivery of the vessel in 2019. The initial charter terms for the ships will terminate for two ships in 2023, for two ships in 2026, one ship in 2027, one ship in 2028 and one ship in 2029. MSL has options to extend terms of the charters for Hulls No. 2072 and No. 2073 for up to 5 years, Hulls No. 2102 and No. 2103 for up to eight years and for Hulls No. 2130, 2131 and 2800 for two consecutive periods of three years each, all at specified hire rates.

The initial term of the time charter for the GasLog Seattle and the Solaris began upon delivery of the ship following an initial period during which the ships operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The time charters for the GasLog Seattle and the Solaris will terminate in 2020 and 2021, respectively. In each case, Shell has options to extend the charter terms for periods ranging from five to ten years at specified hire rates.

The initial term of the time charters for the Methane Becki Anne and the Methane Julia Louise began upon delivery to GasLog and will terminate in 2024 and 2026. MSL will have options to extend the term of the time charter for the Methane Becki Anne and the long-term bareboat charter of the Methane Julia Louise which is now owned by Lepta Shipping and leased back to GasLog, for an additional period of either three or five years beyond the initial charter expiration date.

The terms and period for fixtures of the GasLog Chelsea, the GasLog Saratoga and the GasLog Salem vary from charter to charter, as is the nature of trading in the spot market.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below) plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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

The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter. We have had no instances of hire rate reductions since the first two of our owned ships commenced operations in 2010.

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

Termination and Cancellation

Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

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

The Cool Pool

Three of our vessels are operating as part of the Cool Pool established in October 2015, with Dynagas and Golar. The Cool Pool was established to market certain of each company’s vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

The Cool Pool consists of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient TFDE propulsion technology. The three owners’ initial vessels eligible for participation in the Cool Pool are as follows: GasLog: three vessels; Dynagas: three vessels; and Golar: eight vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels.

The Cool Pool will focus exclusively on charters of 12 months’ duration or less. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool.

Gross pool revenues represent time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenue is recognised on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

Voyage expenses and commissions include the net allocation from the pool which represents GasLog’s share of the net revenues earned from the other pool participants’ vessels less the other participants’ share of the net revenues earned by GasLog’s vessels included in the pool. Each participant’s share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

The Bareboat Charter

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Shipbuilding Contracts

We have entered into shipbuilding contracts with Samsung and Hyundai in respect of six and two newbuildings, respectively, which have an aggregate contract price of approximately $1.62 billion. As of December 31, 2015, the outstanding balance of $1.45 billion in the aggregate was payable under each contract in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2015, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2015(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	$720,753
Amounts due in one to three years	566,750
Amounts due in three to five years	163,600

Total	$1,451,103

(1)	Amounts do not reflect installments of $9.91 million paid in 2016.

The shipbuilding contracts provide for the eight newbuildings to be delivered and ready for immediate operation on various dates in 2016 through 2019. The shipbuilding contracts require Samsung and Hyundai to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

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

In addition to our newbuildings on order, we have options with Samsung to order up to six additional LNG carriers. The option contracts expire at the end of the first quarter of 2016.

Ship Management Services and Construction Supervision

Management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned fleet, through GasLog LNG Services we provide technical ship management services for a fleet of five ships, which consists of three ships we manage on behalf of MSL, the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest and the Methane Julia Louise, which we lease from Lepta Shipping. During the year ended December 31, 2015, ship management services provided to external customers accounted for approximately 0.63% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuildings through GasLog LNG Services. We have employees on-site in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of the three LNG carriers in BG Group’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung.

Technical and Operational Management

Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations, including crewing, training, employing armed guards for transport in certain high-risk areas, insurance, maintenance and repair, procurement of supplies and equipment, regulatory and classification compliance and HSSE management and reporting, as well as drydocking under certain charters, for our owned fleet (with the exception of the Solaris) and for the five ships in our managed fleet not owned by us. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities. In the case of ships owned by BG Group, Egypt LNG and Lepta Shipping, the crewing and other operational costs are fully passed-through to the ship owner, and for our technical management services the customers pay us a management fee per ship per month.

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

The terms of our ship management agreements and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice, and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner’s sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically. Under our ship management agreements with BG Group, in some circumstances BG Group would be obligated to reimburse us for certain crew support and severance costs incurred as a result of a termination of the ship management agreement by BG Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Chelsea, the GasLog Saratoga and the GasLog Salem we operate in the spot market that covers short-term charters of one year or less.

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

In addition to independent owners, some of the major oil and gas producers own LNG carriers and in the recent past they have contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Seagoing and Shore-Based Employees

As of December 31, 2015 we had 161 full-time employees and contractors based in our offices in Greece, Monaco, London, New York, Singapore or the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,214 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shore-based personnel. We intend to focus our seafaring hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2015, our retention rate was 96.0% for senior seagoing officers, 98.0% for other seagoing officers and 96.0% for shore staff.

Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

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

To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classes are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship’s delivery.

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

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All but one of our delivered ships is certified by the American Bureau of Shipping, or “ABS”; the other delivered ship is certified by the Det Norske Veritas. Each ship has been awarded International Safety Management (“ISM”) certification and is currently “in class”. Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

The following table lists the years in which we expect to carry out the next or initial drydockings and special surveys for our owned fleet and the bareboat vessel as of December 31, 2015:

Ship Name	Drydocking and Special Survey
Methane Rita Andrea	2016
Methane Jane Elizabeth	2016
GasLog Skagen	2018
GasLog Seattle	2018
GasLog Shanghai	2018
GasLog Santiago	2018
GasLog Sydney	2018
Solaris	2019
Methane Lydon Volney	2019
GasLog Saratoga	2019
GasLog Savannah(*)	2020
Methane Shirley Elisabeth(*)	2020
Methane Heather Sally(*)	2020
Methane Julia Louise(*)	2020
GasLog Chelsea(*)	2020
Methane Alison Victoria(*)	2020
GasLog Singapore(*)	2020
Methane Becki Anne(*)	2020
GasLog Salem	2020
Hull No. 2072	2021
Hull No. 2073	2021
Hull No. 2102	2021
Hull No. 2103	2021
Hull No. 2130	2023
Hull No. 2800	2023
Hull No. 2801	2023
Hull No. 2131	2024

(*)	The GasLog Savannah, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Julia Louise, the GasLog Chelsea, the Methane Alison Victoria, the GasLog Singapore and the Methane Becki Anne carried out their initial drydockings in our fleet in February 2015, March 2015, April 2015, April 2015, May 2015, June 2015, July 2015 and August 2015, respectively.

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

Loss of Hire Insurance

We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship.

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

Our protection and indemnity insurance covering our owned ships is provided by P&I associations that are members of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 90.0% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

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

Safety Performance

We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2015, GasLog’s fleet experienced three lost time injuries and three first aid cases.

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

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expenses and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation or our insurance coverage reduction.

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our ships have an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the SOLAS Convention, the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS implementing the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the “IGC Code”, and the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code”. The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. Through GasLog LNG Services, we have developed a safety management system for our ships that meets these requirements. The IGC Code prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code and each of our newbuilding contracts requires that the ship receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, which are being phased in between 2012 and 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. For example, “Tier III” emission standards apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC.

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

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

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

OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of all of our delivered ships, we intend to obtain such certificates in the future for each of our vessels, if required to have them.

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

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The new VGP requirements also are the subject of litigation by certain environmental groups seeking more stringent ballast water requirements. In addition, the new VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. water. We have submitted NOIs for all of our delivered ships and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a significant impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. However, our tri-fuel diesel electric LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.10% sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS”, became effective. The rule requires installation of Coast Guard approved BWMS (none of which have received full approval by the Coast Guard to date) by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35.0% of the gross tonnage of the world’s merchant shipping. As of February 11, 2016, the date of the most recent related IMO report, 47 countries representing 34.35% of the world’s shipping tonnage had ratified the convention; however, the requirement for parties to hold at least 35.0% of the world’s shipping tonnage had yet to be confirmed. The IMO’s Marine Environment Protection Committee passed a resolution in

March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. While we believe that our delivered ships comply with existing requirements, when these new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

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

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 31, 2012. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

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

C. Organizational Structure

GasLog is a holding company incorporated in Bermuda. As of March 11, 2016, it has 39 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States, Singapore and England and Wales. Of our subsidiaries, 26 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries 29 are wholly owned by us and ten are 32.9% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We occupy office space at 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a lease agreement between our subsidiary, GasLog Monaco S.A.M., and a third-party property owner. We also occupy office space at: (i) 69 Akti Miaouli, Piraeus, GR 185 37, Greece, which we lease through our subsidiary GasLog LNG Services from an entity controlled by Ceres Shipping; the lease agreement is disclosed and filed with the Greek authorities, and has been entered into on market rates; (ii) at 81 Kings Road, London SW3 4NX, United Kingdom, which we lease through our subsidiary GasLog Services UK Ltd.; (iii) at ~24-02B Asia Square Tower 2, Singapore, which we lease through our subsidiary, GasLog Asia PTE. Ltd.; and (iv) at 885 Third Avenue, New York, New York 10022, United States, which we lease through our subsidiary, GasLog Services U.S. Inc.

For more information about the contractual arrangements for our office space in Piraeus, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

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

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 18 LNG carriers, including ten ships in operation, six LNG carriers on order at Samsung and two LNG carriers on order at Hyundai. GasLog is also the general and controlling partner in GasLog Partners, which owns eight LNG carriers, and GasLog has agreed to lease back one vessel recently sold to Lepta Shipping, for a period of up to 20 years. We currently manage and operate 22 LNG carriers including nine of our wholly owned vessels in operation (one is managed by a subsidiary of Shell), the eight ships contributed or sold to the Partnership, the bareboat vessel, three ships owned by MSL and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for seven of our operating ships, the eight ships owned by the Partnership, the bareboat vessel and seven of our eight newbuildings on order, while three of our ships are operating in the spot/short-term market. As of December 31, 2015 these contracts are expected to provide total contracted revenue of $3.7 billion during their initial terms, which expire between 2016 and 2029.

In addition to our committed order book, we also secured additional fixed priced options from Samsung on up to six further 174,000 cbm newbuildings with delivery dates in 2018 and 2019. The option contracts expire at the end of the first quarter of 2016. We also have a 25.0% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of BG Group. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year time charters, seasonal time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting through our wholly owned subsidiary GasLog LNG Services. The Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, reviews the Group’s operating results on a consolidated basis as one operating segment.

Known Trends

As referenced in the Risk Factors above, in 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. Unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the two vessels that could come off charter during 2016. Currently, we have a total of 1,191 open vessel days during the remainder of 2016, including 978 days for the three vessels operating in the Cool Pool. A failure to obtain charters at acceptable rates on these vessels could adversely affect our liquidity and results of operations, as well as our ability to meet certain of our debt covenants. However, in 2016, we expect projects coming onstream will add approximately 40 million tonnes (annualized) of new liquefaction capacity in both Australia and the U.S. In Australia, Australia Pacific Train 1 (4.5 million tonnes per annum (“mtpa”)) and Gladstone LNG (7.7 mtpa) have shipped their first cargoes in recent weeks and are expected to ramp up production through 2016. Other Australian projects due to start up in 2016 include Gorgon (15.6 mtpa) and Australia Pacific Train 2 (4.5 mtpa), with Wheatstone (8.9 mtpa) and Prelude (3.6 mtpa) following in 2017. The infrastructure for these projects has now largely been built and the majority of the volumes for these projects have already been sold.

Sabine Pass, one of five U.S. projects under construction, is expected to export its first cargo later in 2016. When construction is completed, Sabine Pass will have a total export capacity of 22.5 mtpa and will be the first U.S. project outside of Alaska to export LNG into the global market. This is a welcome development for the LNG shipping sector as it creates new suppliers, new customers and new trade routes. The majority of U.S. volumes have already been contracted. Export of LNG into the Asian and European markets should be positive for tonne mile demand. The U.S. Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal (which is not yet open to large LNG carriers). The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In 2014 and 2015, the average global LNG voyage was approximately 4,000 nautical miles, and thus any voyage in excess of this distance will increase the global average distance and the need for LNG carriers.

Angola LNG (5.2 mtpa), which has been shut down for over a year for refurbishment and enhancements, is also due to restart in 2016. The seven vessels that were chartered to Angola LNG have been operating in the spot market while the plant has been closed, and are expected to be put back into service for the project in 2016.

With the expected projects coming onstream, encouraging levels of tendering activity for vessels to transport increased LNG volumes is being noted. We continue to see a future shortfall of vessels that will be required for the Australian and U.S. projects that have taken final investment decision and are currently under construction.

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

Our LNG carriers are employed through time charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire, unless it is recoverable from insurers. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2015 for (a) the seven ships in our wholly owned fleet, the eight ships in the GasLog Partners’ fleet and the bareboat vessel for which we have secured time charters and (b) seven of our eight newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after December 31, 2015. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer- owned ships. In particular, the table does not reflect any time charter revenues for our one LNG carrier on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea, the GasLog Saratoga and the GasLog Salem that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the one remaining newbuilding on order which has no time charter in place, the GasLog Chelsea, the GasLog Saratoga, the GasLog Salem and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2015

	For the Year Ending December 31,
	2016	2017	2018	2019	2020-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$450.46	$482.92	$453.29	$455.36	$1,827,33	$3,669.36
Total contracted days(1)	6,320	6,417	6,015	5,977	22,248	46,977
Total available days(2)	7,511	8,395	9,186	9,734	97,011	131,837
Total unfixed days(3)	1,191	1,978	3,171	3,757	74,763	84,860
Percentage of total contracted days/total available days	84.14%	76.44%	65.48%	61.40%	22.93%	35.63%

(1)

Reflects time charter revenues and contracted days for the seven of our wholly owned ships, the eight ships owned by the Partnership, the bareboat vessel, and seven of our eight newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(2)

Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking. The available days for the vessels operating in the spot/short-term market are included.

(3)

Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels operating in the spot/short-term market.

The revenues of GasLog LNG Services, our wholly owned subsidiary, are driven primarily by the number of ships operating under our technical management and the amount of the fees we earn for each of these ships as well as the amount of fees that we may earn for plan approval and construction supervision of newbuilding LNG carriers. In addition to revenues from external customers, GasLog LNG Services receives revenues for technical management, plan approval and construction supervision services provided to our owned fleet, which are eliminated on consolidation.

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

In addition, we pay fees to GasLog LNG Services in connection with our own newbuildings on order for plan approval and construction supervision services provided by GasLog LNG Services and to cover third-party expenses incurred by GasLog LNG Services in respect of the newbuildings. These fees, other than any inter-segment profit, are capitalized as part of the asset value of our ships. The fees paid for technical ship management services, which are considered vessel operating and supervision costs of our owned fleet (and corresponding revenues of GasLog LNG Services), are eliminated on consolidation.

Vessel operating and supervision costs of GasLog LNG Services include staff costs, such as salaries, social security and training for the technical management team and project specialists, and project-related expenses.

Voyage Expenses and Commissions

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions, which we have historically paid to unaffiliated ship brokers based on a flat fee per ship. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

Depreciation of Fixed Assets

The majority of our consolidated depreciation expenses relate to the cost of our ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”), and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life. We will review scrap rates on an annual basis.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over five years, in case of new ships, and until the next drydocking for secondhand ships, unless we determine to drydock the ships at an earlier date. In the event a ship is drydocked at an earlier date, the unamortized drydocking component is written off immediately.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with share-based compensation, rent, utilities, travel expenses, legal expenses, other professional services and consultants, training for crew familiarization and other advisor costs.

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

(Loss)/Gain on Interest Rate Swaps

Any gain or loss derived from the fair value of the swaps at their inception, the ineffective portion of changes in the fair value of the swaps that meet hedge accounting criteria and net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on interest rate swaps in our consolidated statements of profit or loss.

Share of Profit of Associate and Joint Venture

The share of profit of associate and joint venture consists of our share of profits from our 25.0% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle and our 33.33% ownership interest in the Cool Pool.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

	Year ended December 31,
	2014	2015	Change
Amounts are in thousands of U.S. Dollars
Revenues	$328,679	$415,078	$86,399
Vessel operating and supervision costs	(70,732)	(98,552)	(27,820)
Voyage expenses and commissions	(7,738)	(14,290)	(6,552)
Depreciation of fixed assets	(70,695)	(106,641)	(35,946)
General and administrative expenses.	(34,154)	(41,282)	(7,128)

Profit from operations	145,360	154,313	8,953

Financial costs	(71,579)	(91,956)	(20,377)
Financial income	274	427	153
Loss on swaps	(24,787)	(10,332)	14,455
Share of profit of associate and joint venture	1,497	1,216	(281)

Total other expenses, net	(94,595)	(100,645)	(6,050)

Profit for the period	50,765	53,668	2,903

Non-controlling interest	8,604	42,839	34,235

Profit attributable to owners of the Group	$42,161	$10,829	$(31,332)

During the year ended December 31, 2015, we had an average of 18.2 ships operating in our owned fleet (including ships owned by the Partnership), having 6,097 operating days, an average of 21.7 ships operating under our technical management (including 17.2 of our owned ships) and an average of 8.3 owned ships under construction supervision. During the year ended December 31, 2014, we had an average of 12.4 ships operating in our owned fleet having 4,392 operating days, an average of 20.0 ships operating under our technical management (including 11.9 of our owned ships) and an average of 3.50 owned ships under construction supervision.

Revenues: Revenues increased by 26.29%, or $86.40 million, from $328.68 million during the year ended December 31, 2014 to $415.08 million during the year ended December 31, 2015. The increase is mainly attributable to an increase in revenues by $122.02 million due to the full operation of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria which were acquired from BG Group in April 2014 and June 2014, the acquisition of the Methane Becki Anne and the Methane Julia Louise which were both acquired from BG Group on March 31, 2015 and the deliveries of the Solaris, the GasLog Saratoga, and the GasLog Salem on June 30, 2014, December 16, 2014 and April 30, 2015, respectively. These acquisitions and deliveries resulted in an increase in operating days. The increase in revenues was partially offset by a decrease of $13.61 million in earnings of a vessel operating in the spot market and a decrease of $6.71 million in revenues from all other vessels, as well as a decrease in revenues of $10.20 million caused mainly by the off-hire days due to the drydockings of our vessels in 2015, as opposed to only one in 2014. The daily hire rate for the year ended December 31, 2014 was $73,081 as compared to $67,650 for the year ended December 31, 2015 affected by the decline in the spot market. There was also a decrease of $5.10 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties following the acquisition of the eight vessels from BG Group and the termination of a project with another customer.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs increased by 39.33%, or $27.82 million, from $70.73 million during the year ended December 31, 2014, to $98.55 million during the year ended December 31, 2015. The increase is primarily attributable to the increase in our fleet in the year ended December 31, 2015 compared to 2014, as described above and increased technical maintenance expenses mainly due to repairs undertaken during eight drydockings in 2015, as opposed to only one in 2014, partially offset by the decreased average daily operating cost per vessel from $15,649 per day in 2014 to $14,847 per day in 2015, reflecting the favorable movement of the EUR/USD exchange rate affecting mainly crew wages.

Voyage Expenses and Commissions: Voyage and commission expenses increased by 84.63%, or $6.55 million, from $7.74 million during the year ended December 31, 2014, to $14.29 million during the year ended December 31, 2015. The increase was mainly attributable to the increased operating days in the year ended December 31, 2015 affecting the commissions on revenue and increased voyage expenses from the vessels operating in the spot market.

Depreciation: Depreciation increased by 50.83%, or $35.94 million, from $70.70 million during the year ended December 31, 2014, to $106.64 million during the year ended December 31, 2015. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2015, compared to 2014.

General and Administrative Expenses: General and administrative expenses increased by 20.88%, or $7.13 million, from $34.15 million during the year ended December 31, 2014, to $41.28 million during the year ended December 31, 2015. The increase is mainly attributable to a $3.44 million increase in legal fees and other professional services including those related to the Partnership’s listing requirements, an increase of $0.93 million in personnel related expenses related to the growth of the Group, an increase of $1.02 million in share-based compensation expense, an increase of $0.51 million in board of directors’ fees, an increase of $0.40 million in rent and utilities related to the new offices in London, New York and Singapore and an increase of $0.96 million in net foreign exchange losses. The above increases were partially offset by a decrease of $0.13 million in various other expenses.

Financial Costs: Financial costs increased by 28.47%, or $20.38 million, from $71.58 million during the year ended December 31, 2014, to $91.96 million during year ended December 31, 2015. The increase is mainly attributable to an increase of $26.31 million in interest expense on loans, Bond and realized loss on cash flow hedges. During the year ended December 31, 2015, we had an average of $2,362.58 million of outstanding indebtedness, including the Bond Agreement, having an aggregate weighted average interest rate of 3.32%, and during the year ended December 31, 2014, we had an average of $1,613.50 million of outstanding indebtedness with a weighted average interest rate of 3.26%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on Bond CCSs.

Loss on Swaps: Loss on swaps decreased by $14.46 million, from $24.79 million for the year ended December 31, 2014, to $10.33 million for the year ended December 31, 2015. The decrease in loss is mainly attributable to a decrease of $7.72 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, which reflected a loss of $0.15 million for the year ended December 31, 2015 as compared to a loss of $7.87 million for the year ended December 31, 2014, a decrease of $1.41 million in realized loss from interest rate swaps held for trading and a decrease of $5.35 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued. In 2015, the loss derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading as compared to December 31, 2014.

Profit for the Year: Profit increased by 5.71%, or $2.90 million, from $50.77 million for the year ended December 31, 2014, to $53.67 million for the year ended December 31, 2015 as a result of the aforementioned factors.

Profit Attributable to Owners of the Group: Profit attributable to owners of the Group decreased by 74.31%, or $31.33 million, from $42.16 million for the year ended December 31, 2014, to $10.83 million for the year ended December 31, 2015. The decrease in profit attributable to owners of the Group was affected by the increase in profit attributable to the non-controlling interest (non-controlling unitholders of GasLog Partners) which reflects GasLog Partners having been operational for the full financial year in 2015 following its IPO in May 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

	Year ended December 31,
	2013	2014	Change
Amounts are in thousands of U.S. Dollars
Revenues	$157,240	$328,679	$171,439
Vessel operating and supervision costs	(32,058)	(70,732)	(38,674)
Voyage expenses and commissions	(2,861)	(7,738)	(4,877)
Depreciation of fixed assets	(29,322)	(70,695)	(41,373)
General and administrative expenses	(21,598)	(34,154)	(12,556)

Profit from operations	71,401	145,360	73,959

Financial costs	(27,851)	(71,579)	(43,728)
Financial income	411	274	(137)
Gain/(loss) on swaps	11,498	(24,787)	(36,285)
Share of profit of associate and joint venture	1,470	1,497	27

Total other expenses, net	(14,472)	(94,595)	(80,123)

Profit for the period	56,929	50,765	(6,164)

Non-controlling interest	—	8,604	8,604

Profit attributable to owners of the Group	$56,929	$42,161	$(14,768)

During the year ended December 31, 2014, we had an average of 12.4 ships operating in our owned fleet having 4,392 operating days, an average of 20.0 ships operating under our technical management (including 11.9 of our owned ships) and an average of 3.50 owned ships under construction supervision. During the year ended December 31, 2013, we had an average of 5.0 ships operating in our owned fleet having 1,808 operating days, an average of 16.9 ships operating under our technical management (including our 5.0 owned ships) and an average of 4.2 ships under construction supervision.

Revenues: Revenues increased by 109.03%, or $171.44 million, from $157.24 million during the year ended December 31, 2013, to $328.68 million during the year ended December 31, 2014. The increase is mainly attributable to an increase in revenues of $92.05 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014, an increase of $74.59 million due to the full year’s operation during the year ended December 31, 2014 of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle which were delivered on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and a further increase in revenues of $12.32 million due to the delivery of the Solaris on June 30, 2014. These deliveries resulted in an increase in operating days. The increase in consolidated revenues was partially offset by $1.12 million caused by the off-hire days due to damage to the propulsion system of the GasLog Singapore, $1.51 million caused by the off-hire days due to the drydocking of the Methane Lydon Volney which took place in November 2014 and $0.55 million due to the damage to the propeller on the Methane Heather Sally and the other off-hires of $0.21 million. There was also a decrease of $4.13 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs increased by 120.62%, or $38.67 million, from $32.06 million during the year ended December 31, 2013, to $70.73 million during the year ended December 31, 2014. The increase is primarily attributable to an increase of $40.94 million deriving from the operating expenses of the six vessels delivered in 2013, the Solaris and the GasLog Saratoga delivered on June 30, 2014 and December 16, 2014, respectively, to the six vessels acquired from BG Group in 2014 and to the increased technical maintenance expenses due to the planned main engines overhauling for the two vessels delivered in

2010. In addition there was an increase of $2.61 million in employee costs related to new employees hired in order to fulfill the requirements of the fleet growth.

Voyage Expenses and Commissions: Voyage and commission expenses increased by 170.63%, or $4.88 million, from $2.86 million during the year ended December 31, 2013, to $7.74 million during the year ended December 31, 2014. The increase was mainly attributable to the increased operating days in the year ended December 31, 2014 and increased voyage expenses from the GasLog Chelsea while unemployed between the spot/short-term charters.

Depreciation: Depreciation increased by 141.13%, or $41.38 million, from $29.32 million during the year ended December 31, 2013, to $70.70 million during the year ended December 31, 2014. The increase in depreciation resulted from the increase in the average number of vessels in our fleet in the year ended December 31, 2014, compared to 2013.

General and Administrative Expenses: General and administrative expenses increased by 58.10%, or $12.55 million, from $21.60 million during the year ended December 31, 2013, to $34.15 million during the year ended December 31, 2014. The increase is mainly attributable to a $4.65 million increase in legal fees and other professional services including external assistance for Sarbanes-Oxley Act compliance and the Partnership’s listing requirements, an increase in personnel related expenses of $3.07 million related to the growth of the Group, an increase in equity-settled compensation expense of $1.36 million, an increase in travel and accommodation expenses of $1.08 million related to the Group’s expansion in London and New York, an increase of $0.61 million in rent and utilities related to the new offices in London and New York, an increase in directors and officers insurance of $0.59 million mostly related to the additional cost derived from the Partnership’s requirements, an increase in board of director’s fees of $0.66 million and an increase in various other expenses of $0.53 million.

Financial Costs: Financial costs increased by 157.02%, or $43.73 million, from $27.85 million during the year ended December 31, 2013, to $71.58 million during the year ended December 31, 2014. The increase is attributable to an increase of $29.66 million in interest expense on loans, Bond and cash flow hedges. During the year ended December 31, 2014, we had an average of $1,613.50 million of outstanding indebtedness including our Bond Agreement, having an aggregate weighted average interest rate of 3.26%, and during the year ended December 31, 2013, we had an average of $715.92 million of outstanding indebtedness with a weighted average interest rate of 3.25%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on Bond and CCSs. The increase in financial costs was further affected by an increase in amortization of loan fees by $11.74 million mainly deriving from the $9.02 million write off of fees relating to the repayment of the loans used to finance the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth that were terminated during the year ended December 31, 2014. Finally there was an increase in finance costs of $2.33 million mainly deriving from the other loan fees including the termination of the aforementioned loans.

Gain/(loss)on Swaps: Loss on swaps increased by $36.29 million, from $11.50 million gain for the year ended December 31, 2013 to a $24.79 million loss for the year ended December 31, 2014. The increase in loss is attributable to an increase of $27.70 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $4.35 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued and an increase of $4.58 million in realized loss from interest rate swaps held for trading. The increase of $27.70 million in loss from mark-to-market valuation reflected a loss of $7.87 million for the year ended December 31, 2014 as compared to a gain of $19.83 million for the year ended December 31, 2013. In 2014, the loss derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Profit for the Year: Consolidated profit decreased by $10.82% or $6.16 million, from $56.93 million for the year ended December 31, 2013, to $50.77 million for the year ended December 31, 2014, as a result of the aforementioned factors.

Profit Attributable to Owners of the Group: Profit attributable to owners of the Group decreased by 25.94%, or $14.77 million, from $56.93 million for the year ended December 31, 2013, to $42.16 million for the year ended December 31, 2014. The decrease in profit attributable to owners of the Group was affected by the increase in profit attributable to the non-controlling interest as a result of the completion of the Partnership’s IPO in May 2014 (non-controlling unitholders of GasLog Partners).

Customers

For the year ended December 31, 2015, we received 83.14% of our revenues from BG Group, 11.76% of our revenues from Shell, 4.96% of our revenues from the spot/short-term market and 0.14% of our revenues from Egypt. For the year ended December 31, 2014, we received 80.10% of our revenues from BG Group, 11.66% of our revenues from Shell, 7.76% of our revenues from the spot/short-term market, 0.22% of our revenues from Egypt LNG and 0.26% from another customer. BG Group was acquired by Shell on February 15, 2016.

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

B. Liquidity and Capital Resources

As of December 31, 2015, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from the 2014 and 2015 follow-on equity offerings and the private placements, operating cash flows and long-term financings including bank loans and the Bond offering. Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns, if any.

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

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the Bond Agreement and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the Bond. Refer to Note 24 to our audited consolidated financial statements included elsewhere in this annual report for details on our swap arrangements.

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

As of December 31, 2015, we had $302.99 million of cash and cash equivalents, of which $4.06 million was held in a retention account in connection with the next installment and interest payment due under the credit facilities entered into by some of our subsidiaries, $163.85 million was held in time deposits and $3.52 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management. Moreover, as of December 31, 2015, we had $6.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. In addition, as of December 31, 2015, we had $62.72 million in restricted cash in order to comply with the covenants under three of our credit facilities.

As of December 31, 2015, we had an aggregate of $2.29 billion of indebtedness outstanding under twelve credit facilities, of which $645.19 million is repayable within one year, including $42.18 million under the revolving credit facility. As of December 31, 2015, GasLog had $113.74 million outstanding under the Bond Agreement that is payable in June 2018.

As of December 31, 2015, GasLog had not yet drawn any of the $1.3 billion under its latest debt financing agreement to partially finance the delivery of our eight newbuildings, since the relevant funds shall be drawn upon the deliveries of the respective newbuildings, expected in 2016, 2018 and 2019. Additionally, there was an undrawn amount of $7.82 million from the revolving facility of GAS-two Ltd., which is available to be drawn under certain conditions.

The total contract price for our eight newbuildings on order as of December 31, 2015, was approximately $1.62 billion, of which $170.63 million was paid as of December 31, 2015. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the eight newbuildings on various dates in 2016, 2018 and 2019. As of December 31, 2015, the total remaining balance of the contract prices for the eight newbuildings was $1.45 billion of which $720.75 million is due within twelve months that will be funded with existing undrawn debt, available cash, cash from operations and other financings we may enter into.

In addition, we have secured additional fixed priced options from Samsung on up to six further 174,000 cbm newbuildings with delivery dates in 2018 and 2019. The option contracts expire at the end of the first quarter of 2016.

On February 18, 2016, GasLog entered into the Five Vessel Refinancing to refinance the existing indebtedness on five of its contracted vessels of up to $576.50 million for debt maturities which were due in 2016 and 2017. It is comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Five Vessel Refinancing are the GasLog-owned Methane Lydon Volney and Methane Becki Anne and the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally.

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with Lepta Shipping for the sale and leaseback of the Methane Julia Louise. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. Following the completion of this transaction, the outstanding debt of GAS-twenty six Ltd. of $230.0 million was prepaid.

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21.0 million maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., provided GasLog has provided an executed guarantee or letter of credit with a minimum duration of six months. In connection to this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21.0 million each. The bank guarantees bear interest at a margin and are available for a period of up to two years. Consequently, $42.0 million was reclassified from restricted cash to cash and cash equivalents.

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

Working Capital Position

As of December 31, 2015, our current assets totaled $398.15 million while current liabilities totaled $734.39 million, resulting in a negative working capital position of $336.24 million. In February 2016, we signed a debt refinancing of up to $576.50 million with certain financial institutions to refinance $464.63 million of our current debt plus $111.87 million of our non-current debt. In addition, following the completion of the sale and leaseback of the Methane Julia Louise, $50.63 million of our current debt and $179.37 million of our non-current debt was prepaid.

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

Cash Flows

Year ended December 31, 2014 compared to the year ended December 31, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2014	2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$148,288	$161,579
Net cash used in investing activities	(1,386,656)	(704,052)
Net cash provided by financing activities	1,346,762	634,317

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $13.29 million, from $148.29 million during the year ended December 31, 2014, to $161.58 million during the year ended December 31,

2015. The increase was due to an increase of $85.69 million in revenue collections, a decrease of $1.41 million in realized losses on interest rate swaps held for trading and a decrease in cash from ship management creditors amounting to $9.10 million, partially offset by an increase of $46.88 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $14.91 million in cash paid for interest and an increase of $21.12 million in cash collaterals.

Net Cash Used In Investing Activities

Net cash used in investing activities decreased by $682.61 million, from $1,386.66 million during the year ended December 31, 2014, to $704.05 million during the year ended December 31, 2015. The decrease is mainly attributable to a $637.16 million decrease in payments for the construction costs of newbuildings and the acquisition of second-hand vessels, the net decrease in payments for short-term investments of $46.02 million and a $0.71 million increase in dividends received from Egypt LNG, partially offset by an increase of $1.32 million in payments for other tangible assets relating mainly to depot spares.

Net Cash Provided By Financing Activities

Net cash provided by financing activities decreased by $712.44 million, from $1,346.76 million during the year ended December 31, 2014, to $634.32 million during the year ended December 31, 2015. The decrease is mainly attributable to a decrease of $874.47 million in proceeds from our borrowings, a decrease of $349.07 million in proceeds from equity offerings (in 2014, we received net proceeds of $310.24 million from the public offerings and private placement completed in January and April 2014 and $323.09 million from GasLog Partners’ initial public offering; in 2015, we received net proceeds of $111.38 million from the preferred stock issuance and $172.88 million from GasLog Partners’ public offering), an increase in restricted cash of $17.07 million, an increase of $37.39 million in dividend payments, an increase in payments of loan issuance costs of $3.47 million partially offset by a decrease in bank loan repayments of $553.24 million, a $13.22 million decrease in payments of treasury shares and a decrease of $2.84 million in payments of equity raising costs.

Year ended December 31, 2013 compared to the year ended December 31, 2014

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$86,745	$148,288
Net cash used in investing activities	(935,516)	(1,386,656)
Net cash provided by financing activities.	840,481	1,346,762

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $61.54 million, from $86.75 million during the year ended December 31, 2013, to $148.29 million in the year ended December 31, 2014. The increase was due to an increase of $173.82 million in revenue collections, partially offset by unfavorable changes in cash from ship management creditors amounting to $14.16 million, an increase of $46.15 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $42.42 million in cash paid for interest including the payment of $4.63 million for the termination of the swap contracts related to the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney facilities and $4.78 million premium paid to enter into the three CCSs, an increase of $4.58 million in realized losses on interest rate swaps held for trading and an increase of $4.97 million in movement in cash collaterals.

Net Cash Used In Investing Activities

Net cash used in investing activities increased by $451.14 million, from $935.52 million during the year ended December 31, 2013, to $1,386.66 million during the year ended December 31, 2014. The increase is mainly attributable to a $324.56 million increase in payments for the construction costs of newbuildings and the acquisition of second-hand vessels, an increase of $1.57 million in payments for other fixed assets, the net increase in payments for short-term investments of $123.68 million, the $1.03 million decrease in dividends and return of capital received from Egypt LNG and a decrease of $0.30 million in interest income received.

Net Cash Provided By Financing Activities

Net cash provided by financing activities increased by $506.28 million, from $840.48 million in the year ended December 31, 2013, to $1,346.76 million in the year ended December 31, 2014. The increase is mainly attributable to an increase of $454.27 million in proceeds from our borrowings, the net proceeds of $309.15 million from the public offerings and private placement in January and April 2014, the net proceeds of $319.50 million from the GasLog Partners’ IPO and follow-on public offering, partially offset by an increase of $514.29 million in bank loan repayments, an increase of $22.83 million in restricted cash, $12.95 million payments for treasury shares, $18.85 million increase in dividend payments and $7.72 million increase in payment of loan issuance costs.

Credit Facilities

The following summarizes certain terms of the twelve outstanding facilities as of December 31, 2015:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2014
Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$119.65 million	LIBOR + applicable margin	2020	18 consecutive quarterly installments in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020.

DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ)	GAS-two Ltd. (GasLog Singapore)	Term loan: $85.00 million. Revolving facility: $42.18 million	LIBOR + applicable margin	2018

Term loan: 10 consecutive quarterly installments in the amount of $2.50 million each, plus a balloon payment in the amount of $60.00 million due in May 2018. Revolving facility: It is available for drawing on a fully revolving basis in minimum amounts of $5.00 million until three months prior to the maturity date in May 2018. Total revolving facility of $50.00 million.

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, London Branch	GAS-six Ltd. (GasLog Skagen)	$120.17 million	LIBOR + applicable margin	2019	15 consecutive quarterly installments of $2.04 million each, plus a balloon payment of $89.62 million concurrently with the last installment in 2019.

Credit Suisse AG	GAS-seven Ltd. (GasLog Seattle)	$128.00 million	LIBOR + applicable margin	2020	20 consecutive quarterly installments of $2.00 million, with a balloon payment of $88.00 million due with the last installment in 2020.

DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd. and GAS-nine Ltd.GAS-ten Ltd. (Solaris, GasLog Saratoga, GasLog Salem)	$410.88 million	LIBOR + applicable margin	2021 2022

22 consecutive quarterly installments of $1.99 million, 24 consecutive quarterly installments of $2.03 million and 26 consecutive quarterly installments of $2.03 million with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche.

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2014
Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.	GAS-fifteen Ltd. (GasLog Chelsea)	$86.66 million	LIBOR + applicable margin	2018	6 semi-annual installments of $3.34 million, with a balloon payment of $66.65 million due with the last installment in 2018.

Citibank, N.A. London Branch	GAS-eighteen Ltd. (Methane Lydon Volney)	$108.50 million	LIBOR + applicable margin	2016	Balloon payment of $108.50 million due in 2016 without intermediate payments.(1)

Citibank, N.A. London Branch (“GasLog Partners Assumed Facility”)	GAS-nineteen Ltd. (Methane Alison Victoria) GAS- twenty Ltd. (Methane Shirley Elizabeth) GAS- twenty one Ltd. (Methane Heather Sally)	$305.50 million	LIBOR + applicable margin	2016	Balloon payment of $305.50 million due in 2016 without intermediate payments.(1)

ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch	GAS-twenty six Ltd. (Methane Julia Louise) and GAS- twenty seven Ltd. (Methane Becki Anne)	$325.0 million	LIBOR + applicable margin	2017	Balloon payment of $325.0 million due in March 2017 without intermediate payments.(1)

ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch	GAS-twenty six Ltd. (Methane Julia Louise) and GAS- twenty seven Ltd. (Methane Becki Anne)	$135.0 million	LIBOR + applicable margin	2017	4 consecutive quarterly installments of $33.75 million, beginning June 2016 (i.e. 15 months after the signing date).

Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas (GasLog Partners Credit Facility)	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd.(GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS- sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$427.50 million	LIBOR + applicable margin	2019	16 consecutive quarterly installments of $5.63 million and a balloon payment of $337.5 million together with the final quarterly payment.

(1)

On February 18, 2016, we entered into a $576.50 million refinancing with certain financial institutions (see details below), to refinance $464.63 million of our current debt plus $111.87 million of our non-current debt.

In addition, on October 16, 2015, GasLog entered into a debt financing agreement with 14 international banks for $1.3 billion to partially finance the delivery of our eight newbuildings expected to be delivered in 2016, 2018 and 2019. The final commitments were more than two times oversubscribed from a combination of new and existing lending institutions. The financing is backed by the Export Import Bank of Korea and the Korea Trade Insurance Corporation, who are either directly lending or providing cover for over 60.0% of the facility. The loan agreement provides for four tranches of $412.46 million, $201.09 million, $206.12 million and $491.69 million. The facility will be also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. Amounts drawn will bear interest at LIBOR plus a margin.

On February 18, 2016, GasLog entered into the Five Vessel Refinancing for debt maturities which were due in 2016 and 2017. It is comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Five Vessel Refinancing are the GasLog-owned Methane Lydon Volney and Methane Becki Anne and the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited. The senior tranche facility provides for four advances of $72.50 million each and a fifth advance of $106.50 million. Each advance under the senior tranche shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates for the first four advances and 12 months after the relevant drawdown date for the fifth advance, with a balloon payment together with the final installment. The junior tranche facility provides for four advances of $30.0 million each and a fifth advance of $60.0 million. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates. Amounts drawn will bear interest at LIBOR plus a margin (variable margin for the junior tranche). As of March 11, 2016, no amount was drawn under the Five Vessel Refinancing.

Our credit facilities are, and in the case of the undrawn facilities, will be secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•

guarantees from us and our subsidiary GasLog Carriers Ltd., in the case of the GasLog Partners Credit Facility guarantees from GasLog Partners and GasLog Partners Holdings LLC, in the case of the GasLog Partners Assumed Facility, guarantees from us, GasLog Partners and GasLog Partners Holdings LLC, and in the case of the Five Vessel Refinancing, guarantees from us, GasLog Partners, GasLog Carriers Ltd. and GasLog Partners Holdings LLC;

•	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and

•	for certain of our facilities, a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

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

Our credit facilities (with the exception of the GasLog Partners Credit Facility) also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	our total indebtedness divided by our total assets must not exceed 75.0%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•

the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of our total indebtedness and $20.0 million after the first drawdown ($50.0 million under the October 2015 Facility and the Five Vessel Refinancing);

•

we are permitted to pay dividends, provided that we hold unencumbered cash and cash equivalents equal to at least 4.0% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

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

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination or in certain other circumstances to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender, or under certain of our credit facilities repay the outstanding loan amount. As of December 31, 2015, in connection with the delivery of the GasLog Saratoga and the GasLog Salem, $21.0 million per vessel has been deposited in a blocked account which amount is presented under restricted cash because the spot charters that the vessels enter into from time to time are not considered approved charters by the lenders. In addition, as of December 31, 2015, $20.0 million and $0.7 million has been presented under restricted cash pursuant to the credit facilities used to finance the GasLog Savannah and the GasLog Singapore. This requirement was triggered (a) for GasLog Savannah because the vessel’s new charter party is not considered an approved charter by the lenders and (b) for GasLog Singapore because the vessel’s charterer has not exercised its option to extend its time charter within 12 months of the charter’s scheduled termination date.

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21.0 million maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., the entities which own the GasLog Saratoga and the GasLog Salem, respectively, provided GasLog has provided an executed guarantee or letter of credit with a minimum duration of six months. In connection to this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21.0 million each. The bank guarantees bear interest at a margin and are available for a period of up to two years. Consequently, $42.0 million was reclassified from restricted cash to cash and cash equivalents.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy, as well as, in certain facilities, default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120.0% (in the case of the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter and in the case of the Five Vessel Refinancing, 115.0% until the maturity of the junior tranche and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility and any related swap exposure. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Compliance with the financial covenants is required on a semi-annual basis and we were in compliance as of December 31, 2015.

GasLog Partners Credit Facility and the Five Vessel Refinancing

The GasLog Partners Credit Facility and the Five Vessel Refinancing are subject to specified financial covenants that apply to us on GasLog Partners’ consolidated basis. These financial covenants include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15.0 million;

•	total indebtedness divided by total assets must be less than 60.0%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and

•

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The GasLog Partners Credit Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the GasLog Partners Credit Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120.0% of the then outstanding amount under the applicable facility and any related swap exposure. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The GasLog Partners Credit Facility and the Five Vessel Refinancing also impose certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2015.

Senior Unsecured Notes

On June 27, 2013, we issued the NOK 500 million Bond (or $83.21 million based on the exchange rate on June 27, 2013) that will mature on June 27, 2018. On May 2, 2014, we closed a follow-on issue of the Bond of NOK 500.00 million (or $83.61 million based on the exchange rate on closing date) at a premium of $4.18 million (based on the exchange rate on closing date). The total outstanding balance of the Bond, including the follow-on issue amounts to NOK 1 billion. The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the Bond, net of unamortized financing costs, as of December 31,

2014 is $132.69 million. We may redeem the Bond in whole or in part as follows: (a) with settlement date at any time from June 27, 2016 to but not including June 27, 2017 at 105.0% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.0% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

As issuer of the Bond we are required to comply with the financial covenants listed below:

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 115.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3.0% of total indebtedness and $20.0 million after the first drawdown; and

•	the Group’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, we are not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50.0% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). In the amendment to the Bond Agreement signed in November 2014, certain covenants were revised in order to reflect our growth and the anticipated growth of GasLog Partners. Under the amended agreement, (a) notwithstanding the restriction on Distributions described above, we are permitted to make Distributions up to an aggregate maximum per share, for the years 2015, 2016, 2017 and 2018 of $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the Distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such Distribution, (b) the amount of debt or committed debt availability that we provide to GasLog Partners cannot exceed $75.0 million and (c) we agreed to pay a one-time fee of 1.0% of the face value of the Bond.

Compliance with the Bond covenants is required at all times and we were in compliance as of December 31, 2015.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels and in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier. During the years ended December 31, 2015, 2014 and 2013, we funded $0.73 billion, $1.36 billion and $1.04 billion, respectively, of construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the Bond, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO and proceeds from follow-on equity offerings and private placements.

As of December 31, 2015, our commitments for capital expenditures related to the eight contracted LNG carriers on order. The outstanding commitment for our eight newbuildings on order as of December 31, 2015 was approximately $1.45 billion. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with borrowings under the senior secured credit facility we have entered into with an aggregate undrawn amount of $1,311.36 million on October 16, 2015, available cash and cash from operations. In the event we decide to exercise our options to order up to six additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

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

The ship cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Management estimated residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective October 1, 2015, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate increased depreciation expense by $0.14 million for the year ended December 31, 2015 and is expected to increase the future annual depreciation by $0.58 million. The estimated residual value of our ships may not represent the fair market value at any one time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of our ships or their residual value would have the effect of increasing the annual depreciation charge and possibly resulting in an impairment charge.

When we are faced with regulations that place significant limitations on the ability of any of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

We must periodically drydock each of our ships for inspection, repairs and any modifications to comply with industry certification or governmental requirements. All our ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over five years, in case of new ships, and until the next drydocking for secondhand ships unless we intend to drydock the ships at an earlier date. In the event a ship is drydocked at an earlier date, the unamortized drydocking component is written off immediately.

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written off and forms part of the gain or loss recognized upon disposal of ships in the period of disposal. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, in case of new ships, and until the next drydocking for secondhand ships, unless management intends to drydock the vessels earlier as circumstances arise.

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

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2014 and December 31, 2015.

Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	Carrying values(1) (in thousands of U.S. dollars)
				December 31, 2014	December 31, 2015
GasLog Savannah(5)	May 2010	155,000	$229,795	$200,743	$196,788
GasLog Singapore(5)	July 2010	155,000	227,252	199,398	195,644
GasLog Shanghai	January 2013	155,000	189,233	178,962	173,661
GasLog Santiago	March 2013	155,000	189,111	179,659	174,361
GasLog Sydney	May 2013	155,000	195,429	186,671	181,194
GasLog Skagen	July 2013	155,000	195,338	187,420	181,949
GasLog Chelsea(2)	October 2013	153,600	162,338	156,031	154,383
GasLog Seattle	December 2013	155,000	201,198	195,161	189,521
Methane Rita Andrea(3)(5)	April 2014	145,000	156,613	152,367	146,707
Methane Jane Elizabeth(3)(5)	April 2014	145,000	156,613	152,339	146,743
Methane Lydon Volney(3)(5)	April 2014	145,000	156,613	154,731	149,226
Methane Alison Victoria(4)(5)	June 2014	145,000	156,610	153,395	149,966
Methane Shirley Elisabeth(4)(5)	June 2014	145,000	156,599	153,493	150,387
Methane Heather Sally(4)(5)	June 2014	145,000	156,599	153,684	150,468
Solaris	June 2014	155,000	201,849	198,768	193,235
GasLog Saratoga	December 2014	155,000	204,146	203,695	198,112
Methane Julia Louise(2)(5)	March 2015	170,000	232,334	—	228,959
Methane Becki Anne(2)(5)	March 2015	170,000	232,334	—	229,017
GasLog Salem	April 2015	155,000	204,343	—	200,403

Total			$3,604,347	$2,806,517	$3,390,724

(1)

Our vessels are stated at carrying values (see Note 6 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2014 and December 31, 2015, no impairment was recorded. However, as described below, the value in use for each of these ten vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

(2)	The vessel was built in 2010.

(3)	The vessels were built in 2006.

(4)	The vessels were built in 2007.

(5)

Indicates vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $220.91 million, as of December 31, 2015. However, as described below, the value in use for each of the ten vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Except where indicated, the market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2014 and December 31, 2015.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on approximate market values for our vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

As of December 31, 2015, for the ten vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2015, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the ten vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

In connection with the impairment testing of our vessels as of December 31, 2015, for the ten vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, the projected charter hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter party rate used	Average break even charter party rate	Variance (Amount)	Variance (%)
$66,693	$58,551	$8,143	12%

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

The fair value of our interest rate and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve, and forward foreign exchange rates. While the fair value of our interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and currency swap agreements.

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk and counterparties’ risk included in the discount factor. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

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

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in profit or loss for the current period. Such adjustments could be material. See Note 24 to our consolidated financial statements included elsewhere in this annual report for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Classification of the Partnership Interests

The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (21,660,000 units as of December 31, 2015). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100.0% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Measurement of Share-based Compensation

The Group used an accepted valuation methodology to value the Stock Appreciation Rights or Stock Options. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 20 of the consolidated financial statements included elsewhere in this annual report.

Impairment of Goodwill

We review goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing our management company, GasLog LNG Services, which was acquired by us in 2005.

In order to determine whether goodwill has been impaired, we estimate the value-in-use of the cash-generating unit to which goodwill has been allocated. The value-in-use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and also a suitable discount rate in order to calculate present value representing recoverable amount of the cash-generating unit. In determining the value-in-use of the cash-generating unit as of December 31, 2015, we used cash flow projections based on financial budgets approved by management. Growth assumptions were based on estimates and considered the number of ships expected to be under our management for which contracts were in place at the end of each year. The key assumptions used in the value-in-use calculations are as follows:

•	average inflation of 1.0% per annum;

•	a pre-tax discount rate of 11.0% per annum;

•	annual growth rate of 1.0%; and

•	1 euro = 1.15 U.S. dollars.

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

D. Trend Information

LNG Supply

The global seaborne trade of LNG cargoes was approximately 250 mtpa in 2015. This lower than expected growth came as a halt in production at Yemen partially offset startup of two terminals in Australia and one in Indonesia. Looking ahead, based on the public announcements of LNG producers, new LNG production volumes should become available in the 2016-2018 timeframe from projects in Australia, Malaysia, Cameroon and the United States. Of these countries, Australia and the United States are set to experience significant production growth and are expected to be in the top three global LNG exporters (along with Qatar) by 2020. Very large gas discoveries offshore East Africa and in Canada may drive significant future LNG exports from these regions.

In 2016, we expect projects coming onstream will have approximately 40 mtpa of new liquefaction nameplate capacity (annualized) in both Australia and the U.S. In Australia, Australia Pacific Train 1 (4.5 mtpa) and Gladstone LNG (7.7 mtpa) have shipped their first cargoes in recent weeks and are expected to ramp up production to full capacity through 2016. Other Australian projects due to start up in 2016 include Gorgon (15.6 mtpa) and Australia Pacific Train 2 (4.5 mtpa), with Wheatstone (8.9 mtpa) and Prelude (3.6 mtpa) following in 2017. The infrastructure for these projects has now largely been built and the majority of the volumes for these projects have already been sold.

Sabine Pass, one of five U.S. projects under construction, is expected to export its first cargo later in 2016. When construction is completed, Sabine Pass will have a total export capacity of 22.5 mtpa and will be the first U.S. project outside of Alaska to export LNG into the global market. This is a welcome development for the LNG shipping sector as it creates new suppliers, new customers and new trade routes. The majority of U.S. volumes have already been contracted. Export of LNG into the Asian and European markets should be positive for tonne mile demand. The U.S.

Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal (which is not yet open to large LNG carriers). The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In 2014 and 2015, the average global LNG voyage was approximately 4,000 nautical miles, and thus any voyage in excess of this distance will increase the global average distance and the need for LNG carriers.

Angola LNG (5.2 mtpa), which has been shut down for over a year for refurbishment and enhancements, is also due to restart in 2016. The seven vessels that were chartered to Angola LNG have been operating in the spot market while the plant has been closed, and are expected to be put back into service for the project in 2016.

With the expected projects coming onstream, encouraging levels of tendering activity for vessels to transport increased LNG volumes is being noted. We continue to see a future shortfall of vessels that will be required for the Australian and U.S. projects that have taken final investment decision and are currently under construction.

LNG Demand

In 2015, Egypt, Jordan, Pakistan and Poland all imported their first LNG cargoes. In 2016, Colombia, Ghana, Malta and Uruguay are all expected to commence LNG imports. This encouraging increase in the number of importers and therefore LNG trade routes is being driven by low LNG prices, availability of supply and the fast and flexible import solution that floating storage and regasification units provide.

LNG Chartering Activity

The significant fall in oil prices since 2014 has led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Approximately 247 charters of LNG vessels were fixed in 2015, compared with 218 in 2014. This significant increase in chartering activity is a positive sign for the developing LNG shipping market. Our ability to participate in any future market growth will depend on our ability to access the equity and debt markets.

Global LNG Fleet

As of December 31, 2015, the global fleet of dedicated LNG carriers stood at 427 ships. In 2015, 27 LNG carriers were delivered, and 17 orders were placed. This high level of ordering was driven in part by the significant developments in plans for new liquefaction projects, particularly in the United States.

We believe that the development of new LNG supply projects and growing global demand for natural gas should support the existing order backlog for vessels and should also drive a need for more LNG carriers in the future. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less experienced operators. However, various factors, including changes in prices and demand for LNG can materially affect the competitive dynamics that currently exist.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

As of December 31, 2015, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2015 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations(1)	$2,407,774	$645,194	$769,678	$703,022	$289,880
Interest on borrowing obligations and swaps(2)	250,620	78,276	113,860	50,463	8,021
Loan arrangement fees and commitments	8,872	4,722	4,086	64	—
Shipbuilding contracts	1,451,103	720,753	566,750	163,600	—
Operating lease obligations	6,435	1,804	2,614	1,239	778
Purchase of depot spares(3)	7,340	—	—	5,340	2,000
Reimbursement expenses(4)	3,801	—	—	3,801	—

Total	$4,135,945	$1,450,749	$1,456,988	$927,529	$300,679

(1)

The table does not include obligations under the loan agreement we entered into on October 16, 2015 with 14 international banks, for $1,311.36 million. The loan agreement provides for four tranches of $412.46 million, $201.09 million, $206.12 million and $491.69 million. The facility will be also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment.

(2)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 2.46% to 5.10%, which takes into account average LIBOR of 0.55%, and the applicable margin spreads in our various debt agreements and our fixed-rate interest rate swaps associated with each debt.

(3)

Following the acquisition of the eight vessels from MSL, GasLog through its subsidiaries is guarantor for the acquisition from MSL of depot spares with an aggregate value of $8.0 million of which depot spares with value $0.66 million have been acquired as of December 31, 2015. The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(4)

Following execution of a letter agreement between GasLog and MSL, GasLog will reimburse MSL the sum of $2.65 million for value as of November 1, 2015, adjusted for future value through January 2020 up to $3.80 million, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of December 31, 2015, the outstanding commitment was $2.67 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent: Paul J. Collins, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer and Anthony S. Papadimitriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	57	Chairman and Director
Paul A. Wogan	53	Chief Executive Officer and Director
Bruce L. Blythe	71	Director
Paul J. Collins	79	Director
William M. Friedrich	67	Director
Dennis M. Houston	64	Director
Donald J. Kintzer	68	Director
Julian R. Metherell	52	Director
Anthony S. Papadimitriou	60	Director
Philip Radziwill	35	Director
Simon P. Crowe	48	Chief Financial Officer
Graham Westgarth	61	Chief Operating Officer

Certain biographical information about each of these individuals is set forth below.

Peter G. Livanos is our Chairman and a member of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of chief executive officer (“CEO”) from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav and from July 2014 to December 2015 he served as Chairman. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, a member of our board of directors.

Paul A. Wogan has served as our CEO since January 2013 and has been a member of our board of directors since our annual general meeting in May 2015. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Bruce L. Blythe has been a member of our board of directors since October 2011. Mr. Blythe has been involved in the shipping industry for over 20 years, having served as an advisor to the Livanos family since 1994. For over 30 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, as well as Drylog Ltd. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

Paul J. Collins has been a member of our board of directors since October 2011. Mr. Collins retired as Vice Chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 1998, Mr. Collins served as a director of Citicorp and its principal subsidiary Citibank; from 1988 to 1998 he served as vice chairman of those entities. Mr. Collins currently serves as a trustee of the University of Wisconsin Foundation. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm. He was previously a director of Kimberly- Clark Corporation, Nokia Corporation, BG Group and Enstar Group and a member of the Supervisory Board of Actis Capital LLP. Mr. Collins is a graduate of the University of Wisconsin and holds an M.B.A. from the Harvard Business School.

William M. Friedrich has been a member of our board of directors since October 2011 and currently serves as our senior independent director. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group. Mr. Friedrich held several senior executive positions during his 14 year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. He holds a J.D. from Columbia Law School and a B.A. from Union College.

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

Donald J. Kintzer has been a member of our board of directors since November 2014. He is a retired partner of PricewaterhouseCoopers LLP, or “PwC”, having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. From 2005 to 2008, he was the leader (managing partner) of PwC’s West Region (U.S.) Advisory practice and a member of PwC’s national (U.S.) leadership team. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He was also a member of the board of directors of GasLog Partners and its audit committee until March 2015, and served as a member of its conflicts committee until his appointment to our board in November 2014 and as audit committee chairman until March 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force. Mr. Kintzer was appointed chairman of our Audit & Risk Committee in March 2015.

Julian R. Metherell has been a member of our board of directors since October 2011. Mr. Metherell was the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which

Mr. Metherell co-founded in April 2011. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our board of directors since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1990. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens. Mr. Papadimitriou was appointed to the Board of GasLog Partners in May 2015.

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

Simon P. Crowe has served as our chief financial officer (“CFO”) since April 2013. He has also served as CFO of our subsidiary GasLog Partners since its inception. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Graham Westgarth has served as our chief operating officer (“COO”) since June 2013. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. He has also served as COO of our subsidiary GasLog Partners since its inception. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80.0% of the world’s independent tanker owners and operators between 2009 and 2014. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Board Leadership Structure

Our board leadership structure consists of our Chairman, the senior independent director and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to shareholders.

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

The aggregate annual fees paid to non-executive directors in 2015 was $2.44 million.

The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For 2015, our executive officers were Paul Wogan, Simon Crowe and Graham Westgarth. Compensation for our executive officers in 2015 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant’s target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2015, the Company performance objectives were measured against three equally-weighted key business indicators: Free Cash Flow per Share, Absolute Return on Invested Capital and three-year rolling average Relative Total Shareholder Return. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which a failure to meet the safety target may result in a reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established, which, if met, can result in a payout of up to 120.0% of the individual’s target payout. The Company discretionary component may not increase an individual’s payment to more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2015 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2015 was $3.69 million.

In addition, each of our executive officers was eligible to receive equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”. On April 1, 2015, we granted our executive officers an aggregate of 305,859 stock options and 88,492 restricted stock units under the Plan, with an aggregate fair value as of the grant date of $3.45 million. The stock options have an exercise price per share of $19.48 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. The stock options and the restricted stock units may be settled in cash or common shares, or a combination thereof, at our discretion.

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

We did not set aside or accrue any amounts in the year ended December 31, 2015 to provide pension, retirement or similar benefits to our directors or executive officers.

C. Board Practices

Our board of directors consists of ten members. The board of directors may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Five of our ten directors qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Houston and Kintzer with Mr. Kintzer serving as the committee chairman. Mr. Collins served as the committee chairman from November 2011 until March 2015. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Collins and Mr. Kintzer each qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Friedrich, Livanos and Papadimitriou, with Mr. Friedrich serving as the committee chairman. The corporate governance and nominating committee is responsible for:

•

identifying and recommending candidates, consistent with criteria approved by the full board of directors, for nomination to be elected by shareholders at annual meetings and for approval of the board of directors to fill board vacancies as and when they arise between annual meetings, as well as putting in place short- and long-term succession plans for senior management and the CEO direct reports;

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

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental, or “HSSE”, committee consists of Messrs. Houston, Livanos and Wogan, with Mr. Houston serving as the committee chairman. The HSSE committee is responsible for:

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

D. Employees

As of December 31, 2015, we had 161 full-time employees and contractors, based in our offices in Greece, Monaco, London, New York, Singapore or the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,214 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shore-based personnel. We intend to focus our seafaring hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and we offer our people competitive compensation packages. In addition, we provide intensive onboard training for our officers and crew to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2015, our retention rate was 96.0% for senior seagoing officers, 98.0% for other officers and 96.0% for shore staff.

Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well trained crew are available to us. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

E. Share Ownership

The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below. For information regarding arrangements for involving the employees in the capital of the Company, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares and Preference Shares as of March 11, 2016 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5.0% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 80,496,499 common shares and 4,600,000 Preference Shares outstanding as of March 11, 2016. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Name of Beneficial Owner	Common Shares Beneficially Owned		Preference Shares Beneficially Owned
	Number	Percent	Number	Percent
Directors and officers
Peter G. Livanos(1)	32,731,818	40.66%	—	—
Paul A. Wogan	*	*	—	—
Bruce L. Blythe	*	*	—	—
Paul J. Collins	*	*	—	—
William M. Friedrich	*	*	*	*
Dennis M. Houston	*	*	—	—
Donald J. Kintzer	*	*	*	*
Julian R. Metherell	*	*	—	—
Anthony S. Papadimitriou	*	*	—	—
Philip Radziwill	—	—	—	—
Simon P. Crowe	*	*	—	—
Graham Westgarth	*	*	—	—
All directors and officers as a group	33,082,073	41.10%	*	*
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	6,987,004	8.68%	—	—
Fairview Capital Investment Management, LLC(3)	5,519,705	6.86%	—	—

(1)

By virtue of common shares held (a) directly, (b) indirectly through Blenheim Holdings Ltd., or “Blenheim Holdings”, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos and (d) by several entities of which Mr. Livanos and/or members of his family are beneficiaries and for which Mr. Livanos serves as an officer and/or a board member. Mr. Livanos disclaims beneficial ownership of the shares held by the entities referenced in (d). Mr. Livanos can effectively control the Company through direct and indirect ownership interests. Mr. Livanos’s ownership interest changed in connection with the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012, and a transfer by Blenheim Holdings of 657,090 shares to one of its minority shareholders in March 2014 in exchange for such shareholder’s interest in Blenheim Holdings.

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

(3)

Based on information contained in the Schedule 13G filed with the SEC on February 11, 2016, Fairview Capital Investment Management, LLC has shared voting and dispositive power over 5,519,705 common shares with Fairview Capital, Andrew F. Mathieson, Scott W. Clark, and Darlington Partners L.P.

*	Less than 1.0%.

In March 2012, we completed a registered public offering of our common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of March 4, 2016, we had approximately 13,493 shareholders.

Holders of our Preference Shares generally have no voting rights except (i) in respect of amendments to the Memorandum of Association which would adversely vary the rights of the Preference Shares or, (ii) in the event that the Company proposes to issue any parity shares if the cumulative dividends payable on issued and outstanding Preference Shares are in arrears or any senior shares or (iii) in the event of a proposed amalgamation or merger of the Company. However, if and whenever dividends payable on the Preference Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preference Shares (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Shares voted as a class for the election of such director). The right of such holders of Preference Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preference Shares have been paid in full.

B. Related Party Transactions

Relationship with GasLog Partners

GasLog Partners was formed by us in January 2014 to own, operate and acquire LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE. The Partnership conducts its operations through its vessel-owning subsidiaries and as of March 11, 2016, had a fleet of eight LNG carriers. As of March 11, 2016, we hold a 32.90% interest in the Partnership and, as a result of our ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, we have the ability to control the Partnership’s affairs and policies.

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

The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 per unit on an annualized basis and is made in the following manner, during the subordination period:

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

We received total distributions from GasLog Partners of $19.12 million in 2015.

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

(9)	owning or operating any Five-Year Vessel that we owned on the closing date of GasLog Partners’ IPO and that was not part of its fleet as of such date; or

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

LNG Carrier Purchase Options

Under the omnibus agreement, GasLog Partners has the option to purchase from us: (i) the Solaris and Hull Nos. 2072, 2073, 2102 and 2103 within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by her charterer, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of our IPO on May 12, 2014 and (iii) as provided for under the addendum to the omnibus agreement dated April 21, 2015 among GasLog, GasLog Partners, the general partner and GasLog Partners Holdings LLC, the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In addition, on April 21, 2015, we signed an agreement with MSL to acquire its newbuildings Hull Nos. 2130, 2800 and 2131 to be chartered to MSL upon deliveries in 2018 and 2019 respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, we will be required to offer GasLog Partners an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement. If we and GasLog Partners are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and GasLog Partners will have the right, but not the obligation, to purchase the vessel at such price. GasLog Partners’ ability to consummate the acquisition of such vessels from us will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing as of the closing date in respect of such vessels.

On the date on which a majority of GasLog Partners’ directors ceases to consist of directors that were (1) appointed by the Partnership’s general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership’s appointed directors, the LNG carrier purchase options shall terminate immediately.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries have granted to GasLog Partners a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Under the omnibus agreement, GasLog Partners and its subsidiaries have agreed to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

Upon a change of control of GasLog Partners or its general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of us, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of GasLog Partners’ outstanding subordinated units have converted to common units. On the date on which a majority of GasLog Partners’ directors ceases to consist of directors that were (i) appointed by the Partnership’s general partner prior to its first annual meeting of unitholders and (ii) recommended for election by a majority of the Partnership’s appointed directors, the provisions related to the rights of first offer granted to the Partnership by us shall terminate immediately.

For purposes of the omnibus agreement, a “change of control” means, with respect to any “applicable person”, any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, or the “Exchange Act”), other than us or our affiliates with respect to the general partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50.0% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

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

Restrictive Covenant Agreement

On April 4, 2012, Peter G. Livanos and Blenheim Holdings entered into a Restrictive Covenant Agreement with us, pursuant to which Mr. Livanos is prohibited from directly or indirectly owning, operating or managing LNG vessels, other than pursuant to his involvement with us. The restrictions will terminate in the event that Mr. Livanos ceases to beneficially own at least 20.0% of our issued and outstanding share capital.

Notwithstanding these restrictions, Mr. Livanos is permitted to engage in the following activities:

•

passive ownership (a) of minority interests in any business that is not primarily engaged in owning, operating or managing LNG vessels or (b) constituting less than 5.0% of any publicly listed company; and

•

non-passive participation in a business that acquires an interest in the ownership, operation or management of LNG vessels, provided that as promptly as reasonably practicable either (A) the business enters into an agreement to dispose of such competitive activity and such disposition is completed within a reasonable time, or (B) Mr. Livanos’s participation in such business is changed so as to satisfy the exception for passive ownership of minority interests in a business that is not primarily engaged in a competitive activity.

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

For purposes of the restrictive covenant agreement, a “change of control” means Mr. Livanos and Blenheim Holdings cease to beneficially own, in the aggregate, at least 38.0% of the issued and outstanding share capital of the Company. The share transfer restrictions described above will terminate as to any person that ceases to beneficially own, or does not beneficially own, at least 20.0% of our issued and outstanding share capital.

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

Egypt LNG

We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle, which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2015 to December 31, 2015, we received a total of approximately $0.61 million in revenues from Egypt LNG in respect of our vessel management services. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continues to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up.

Shipbuilding Commissions

Pursuant to commission agreements with Samsung, commissions due from the shipyard in relation to the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga and the GasLog Salem, such commissions were paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. forwarded the payments to our ship-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, these handling fees amounted to less than $100,000 for the aforementioned vessels.

Unisea Maritime Ltd. Consulting Services Agreement

GasLog entered into a consulting agreement with Unisea Maritime Ltd (“Unisea”), an entity controlled by the Livanos family, in consideration of the consulting services performed by Unisea in respect of the recently concluded sale and leaseback transaction for the Methane Julia Louise. Under the terms of the consulting agreement, GasLog agreed to pay a brokerage commission fee equal to

0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (in line with the Company’s policies). The brokerage commission fee was paid in advance for the full 20—year period of the bareboat charter, discounted to the date of the agreement at an annual discount rate of 7.5%.

Other Transactions

For a description of additional related party transactions, see Note 19 to our consolidated financial statements included elsewhere in this annual report.

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

Preference Shares Dividend Requirements

Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rate for the Preference Shares is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.510417 per share on July 1, 2015 and $0.546875 per share on October 1, 2015 and January 1, 2016.Our Preference Shares dividend payment obligations impact our future liquidity needs.

Common Shares Dividend Policy

We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares of $0.11 per share on March 25, 2013, June 11, 2013 and September 13, 2013, $0.12 per share on December 9, 2013, March 25, 2014, June 11, 2014 and

September 8, 2014, and $0.14 per share on December 5, 2014, March 13, 2015, August 20 and November 19, 2015.

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

Set out below is a table showing the dividends declared on our common shares in 2011, 2012, 2013, 2014 and 2015.

	Year ended December 31,
	2011	2012	2013	2014	2015	Total
	(Expressed in millions of U.S. dollars)
Common share dividend declared	$8.50	$6.91	$28.29	$39.84	$45.08	$128.62
Preference share dividend declared	—	—	—	—	$7.38	$7.38

B. Significant Changes

See “Item 18. Financial Statements—Note 28. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States in 2012, our common shares have been listed on the NYSE under the symbol “GLOG”. The following table shows the high and low closing sales prices for our common shares during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2012 (March 30, 2012 to December 31, 2012)	$12.54	$8.95
Year ended December 31, 2013	17.41	11.93
Year ended December 31, 2014	31.89	15.95
Year ended December 31, 2015	23.41	7.46
First Quarter 2014	24.30	16.24
Second Quarter 2014	31.89	22.78
Third Quarter 2014	31.54	22.01
Fourth Quarter 2014	21.98	15.95
First Quarter 2015	20.53	16.64
Second Quarter 2015	23.41	19.18
Third Quarter 2015	19.16	9.02
Fourth Quarter 2015	12.75	7.46
First Quarter 2016 (January 1, 2016 to March 11, 2016)	11.71	5.78
September 2015	13.56	9.02
October 2015	11.89	9.66
November 2015	12.75	11.35
December 2015	11.45	7.46
January 2016	8.77	5.78
February 2016	9.50	6.35
March 2016 (March 1, 2016 to March 11, 2016)	11.71	9.57

Our Preference Shares have been trading on the New York Stock Exchange under the symbol “GLOG PR A” since March 31, 2015. The following table shows the high and low closing sales prices for our Preference Shares during the indicated periods.

	Price Range
	High	Low
2015 (March 31, 2015 to December 31, 2015)	$26.10	$18.38
Second Quarter 2015	25.99	25.15
Third Quarter 2015	26.10	22.04
Fourth Quarter 2015	24.87	18.38
First Quarter 2016 (January 1, 2016 to March 11, 2016)	22.70	13.75
September 2015	25.60	22.04
October 2015	24.59	23.20
November 2015	24.87	22.00
December 2015	23.84	18.38
January 2016	20.44	13.75
February 2016	20.64	16.82
March 2016 (March 1, 2016 to March 11, 2016)	22.70	21.20

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2015, the share capital consisted of 80,496,499 issued and outstanding common shares, par value $0.01 per share, 496,627 treasury shares and 4,600,000 Preference Shares.

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

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Of the Company’s 500 million authorised shares 4.6 million have been designated 8.75% Series A Cumulative Redeemable Perpetual Preference Shares.

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

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. In addition, our board of directors may refuse to register the transfer of a share unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

We are required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10.0% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but an unintentional failure notice to any person does not invalidate the proceedings at a meeting. Our bye- laws provide that the Chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95.0% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is one or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50.0% of all issued and outstanding common shares. General meetings can be convened at a location in or outside of Bermuda. Our bye- laws provide that our board of directors may, but is not required to, make arrangements permitting shareholders to participate in general meetings by such telephonic, electronic or other communications facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

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

Election and Removal of Directors

Our bye-laws provide that our board shall consist of no less than three directors and no more than fifteen directors, as the board of directors may from time to time determine. Our board of directors consists of ten directors.

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

Holders of our Preference Shares generally have no voting rights except (i) in respect of amendments to the Memorandum of Association which would adversely vary the rights of the Preference Shares (ii) in the event that the Company proposes to issue any parity shares if the cumulative dividends payable on issued and outstanding Preference Shares are in arrears or any senior shares or (iii) in the event of a proposed amalgamation or merger of the Company. However, if and whenever dividends payable on the Preference Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preference Shares (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Shares voted as a class for the election of such director). The right of such holders of Preference Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preference Shares have been paid in full.

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

Bermuda law prohibits any director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20.0% of the capital or loan debt) from borrowing from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme) unless shareholders holding 90.0% of the total voting rights have consented to the loan.

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

Under Bermuda law, the holders of an aggregate of not less than 20.0% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75.0% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation must only be approved by the affirmative votes of a majority of the votes attaching to all issued and outstanding shares entitling the shareholder to vote on such resolutions.

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

(g)	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans”.

(h)

Facility Agreement for up to $450,000,000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(i)

Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(j)

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-oordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(k)

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)

Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(m)

Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(n)	Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch, (provided in respect of the Junior Facility Agreement and the Senior Facility

Agreement, each dated February 18, 2016); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

E. Tax Considerations

Bermuda Tax Considerations

The following discussion summarizes the material Bermuda tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our shares. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares or Preference Shares.

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes. You are encouraged to consult your own tax advisor regarding the particular U.S. Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common shares or Preference Shares that may be applicable to you.

U.S. Taxation of Our Operating Income

We have elected to treat a majority of our subsidiaries as disregarded entities for U.S. Federal income tax purposes. The entities that are considered disregarded entities for U.S. Federal income tax purposes should be treated as branches rather than corporations for U.S. Federal income tax purposes. Currently, no election has been filed to treat GasLog LNG Services Ltd., GasLog Services

UK Ltd., GasLog Asia Pte. Ltd., GasLog Investments Ltd., GasLog Monaco S.A.M., GasLog Shipping Limited, GasLog Shipping Company Ltd., and Egypt LNG Shipping Ltd. as disregarded entities for U.S. Federal income tax purposes. As a result, these entities and GasLog Services U.S. Inc. will continue to be treated as corporations for U.S. Federal income tax purposes.

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

(a)

more than 50% of the value of our shares is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the “50% Ownership Test”), or

(b)

our shares are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an equivalent exemption to U.S. corporations, or in the United States (the “Publicly-Traded Test”).

We are currently not entitled to this exemption under Section 883 for any tax year. As a result, we are subject to the 4% U.S. Federal income tax under Section 887 on our U.S. source gross transportation income (subject to the discussion of “effectively connected income” below). For 2015, the accrued U.S. source gross transportation tax was $0.01 million.

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

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common shares or Preference Shares and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. Federal income tax purposes.

If a partnership holds our common shares or Preference Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares or Preference Shares, you should consult your tax advisor.

Distributions on Our Common Shares and Preference Shares

Subject to the discussion of “passive foreign investment companies”, or “PFICs”, below, any distributions with respect to our common shares or Preference Shares that you receive from us generally will constitute dividends to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common shares or Preference Shares (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common shares or Preference Shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a maximum preferential rate of 15% or 20%, depending on the income level of the individual, provided that:

(i)	our common shares or Preference Shares are readily tradable on an established securities market in the United States (such as the NYSE);

(ii)	we are not a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (see the discussion below under “—PFIC Status and Significant Tax Consequences”);

(iii)	you own our common shares or Preference Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares or Preference Shares become ex-dividend;

(iv)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(v)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common shares (5% in the case of Preference Shares). If we pay an extraordinary dividend on our common shares or Preference Shares that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common shares or Preference Shares will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential tax rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

Sale, Exchange or Other Disposition of Common Shares and Preference Shares

Provided that we are not a PFIC for any tax year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares or Preference Shares in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxyear, and (ii) the excess of such U.S. holder’s modified adjusted gross income for the tax year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares or Preference Shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares or Preference Shares.

PFIC Status and Significant Tax Consequences

In General

Special U.S. income tax rules apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. income tax purposes. In general, under Section 1297 of the Code, we will be treated as a PFIC in any tax year in which, after applying certain look-through rules, either:

(i)	at least 75% of our gross income including our proportionate share of the gross income of our vessel-owning subsidiaries for such tax year consists of passive income (e.g., dividends,

interest, capital gains and rents derived other than in the active conduct of a rental business); or

(ii)

at least 50% of the average value of our assets including our proportionate share of the assets of our vessel-owning subsidiaries during such tax year that produce, or are held for the production of, passive income.

Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In recently published guidance, however, the IRS stated that it disagreed with the holding in Tidewater, and specified that time charters should be treated as service contracts. Since we have chartered all our ships to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not a PFIC. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP, that (i) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (ii) for the tax year during which our initial public offering occurred and each tax year thereafter, we should not be a PFIC. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding the nature of our assets, income and charters to our counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any tax year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we were to be treated as a PFIC for any tax year, you generally would be subject to one of three different U.S. Federal income tax regimes, as discussed below, depending on whether or not you make certain elections. Additionally, for each year during which you own our common shares or Preference Shares, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common shares or Preference Shares.

Taxation of U.S. Holders Making a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our tax year that ends with or within your tax year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above under “Taxation of United States Holders—Distributions on Our Common Shares and Preference Shares”). Your adjusted tax basis in our common shares or Preference Shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares or Preference Shares and would not be taxed again once distributed. You generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares or Preference Shares. Even if you make a QEF Election for one of our tax years, if we were a PFIC for a prior tax year during which you held our common shares or Preference Shares and for which you did not make a timely QEF Election, you would also be subject to a more adverse regime described below under “—Taxation of U.S. Holders That Make No Election”.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any tax year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us.

Taxation of U.S. Holders Making a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any tax year and, as we believe, our common shares or Preference Shares are treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common shares or Preference Shares, provided you complete and file IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxyear the excess, if any, of the fair market value of our common shares or Preference Shares at the end of the tax year over your adjusted tax basis in our common shares or Preference Shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares or Preference Shares over its fair market value at the end of the tax year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common shares or Preference Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares or Preference Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares or Preference Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to- market gains previously included by you.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any tax year and if you did not make either a QEF Election or a mark-to-market election for that year, you would be subject to special rules with respect to (i) any excess distribution (that is, the portion of any distributions received by you on our common shares or Preference Shares in a tax year in excess of 125% of the average annual distributions received by you in the three preceding tax years, or, if shorter, your holding period for our common shares or Preference Shares) and (ii) any gain realized on the sale, exchange or other disposition of our common shares or Preference Shares. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares or Preference Shares;

(ii)	the amount allocated to the current tax year would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

U.S. Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common shares or Preference Shares (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Shares and Preference Shares

You generally will not be subject to U.S. income or withholding taxes on a distribution received from us with respect to our common shares or Preference Shares, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the

United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Shares and Preference Shares

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares or Preference Shares, unless:

(i)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(ii)	you are an individual who is present in the United States for 183 days or more during the tax year of disposition and certain other conditions are met.

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

United States Backup Withholding and Information Reporting

In General

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(i)	fail to provide an accurate taxpayer identification number;

(ii)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. Federal income tax returns; or

(iii)	in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

If you sell our common shares or Preference Shares to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common shares or Preference Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common shares or Preference Shares through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 24 to our audited consolidated financial statements included elsewhere in this report. Further information on our exposure to market risk is included in Note 22 to our audited consolidated financial statements included elsewhere in this report.

The following analyses provide quantitative information regarding our exposure to market risks.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we, through our subsidiaries, have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with our floating rate debt and not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2015 was $1.39 billion. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would have decreased our profit during the years ended December 31, 2015 and 2014 by approximately 2.46% or $1.32 million and 1.34% or $0.68 million, respectively, based upon our debt level during such years.

We expect our sensitivity to interest rate changes to increase in the future as a result of increased future borrowings under our current and future loan agreements. Borrowings under these floating rate debt facilities will be used to finance a portion of the contract prices of our newbuildings on order.

Interest Rate Swaps

The principal terms of the interest rate swaps are disclosed in Note 24 to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2015 and 2014, the notional amount of the swaps designated as cash flow hedging instruments was $389.57 million and $476.15 million, respectively, and the notional amount of the swaps held for trading was $516.81 million and $491.43 million, respectively.

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. As of December 31, 2015 and 2014, approximately $17.45 million and $13.55 million, respectively, of our outstanding liabilities were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10.0% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the years ended December 31, 2015 and 2014 by approximately $7.81 million and $6.89 million, respectively, based upon our expenses during such years. We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future. We expect our exposure to movements in currency exchange rates to increase in the future as our fleet increases.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2015. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the internal control over financial reporting of GasLog Ltd. and subsidiaries (the “Group”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated March 14, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom

March 14, 2016

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

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2015.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2014 and December 31, 2015.

The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2014 and 2015 respectively and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2014	2015
	(Expressed in millions of U.S. Dollars)
Audit fees	$1.86	$2.31
Tax fees	—	0.01

Total fees	$1.86	$2.32

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

Included in the audit fees for 2014 are fees of $0.32 million, related to the Partnership’s IPO completed in May 2014 and the fees of $0.15 million related to the Partnership’s follow-on offering completed in September 2014. Included in the audit fees for 2015 are fees of $0.09 million related to our public offering of 4,600,000 Preference Shares completed in April 2015 and $0.17 million to the Partnership’s follow-on offering completed in June 2015.

Tax Fees

Tax fees relate to services provided in connection with U.S. corporate tax filings and tax advisory services.

Audit-Related Fees

No audit-related fees were billed by our principal accountant in 2014 and 2015.

All Other Fees

No other fees were billed by our principal accountant in 2014 and 2015.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our common shares by us and our affiliated purchasers for the period ended December 31, 2015.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
September 2015(1)	119,984	14.95	—	—
December 2015(1)	787,376	8.87	—	—

Total	907,360	9.67	—	—

(1)

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

Not Applicable

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between Our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Bermuda law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. Accordingly, our board of directors is not required to be and is not comprised of a majority of independent directors. However, our board of directors has determined that half of our directors, specifically Paul J. Collins, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer and Anthony S. Papadimitriou, satisfy the independence standards established by the NYSE as applicable to us.

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

Reference is made to pages F-1 through F-55 included herein by reference.

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

4.5	Form of Indemnification Agreement for the Company’s directors and certain officers
4.6	Form of Restrictive Covenant Agreement(1)
4.7	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(3)
4.8

Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee(4)*

4.9	Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(4)

Exhibit No.	Description
4.10

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-oordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.

4.11

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent.

4.12

Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent.

4.13

Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

4.14

Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

(4)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 17, 2015, and hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

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

Dated: March 14, 2016

[THIS PAGE INTENTIONALLY LEFT BLANK]

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flow for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte LLP

London, United Kingdom

March 14, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statement of profit or loss, comprehensive income or loss, changes in equity, and cash flow for the year ended December 31, 2013 of Gaslog Ltd. and its subsidiaries (the “Group”). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, the Group’s results of operations and cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 28, 2014

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position
As of December 31, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2014	December 31, 2015
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associate and joint venture	5	6,603	6,274
Deferred financing costs		6,120	17,998
Other non-current assets	9	5,785	28,957
Derivative financial instruments	24	1,174	61
Tangible fixed assets	6	2,809,517	3,400,270
Vessels under construction	6	142,776	178,405

Total non-current assets		2,981,486	3,641,476

Current assets
Trade and other receivables	8	14,317	16,079
Dividends receivable and due from related parties	19	1,869	1,345
Inventories		4,953	6,496
Prepayments and other current assets		4,443	2,519
Short-term investments		28,103	6,000
Restricted cash	7	22,826	62,718
Cash and cash equivalents	7	211,974	302,988

Total current assets		288,485	398,145

Total assets		3,269,971	4,039,621

Equity and liabilities
Equity
Preferred stock	10	—	46
Share capital	10	810	810
Contributed surplus	10	923,470	1,020,292
Reserves	11	(12,002)	(8,829)
Treasury shares	10	(12,576)	(12,491)
Retained earnings		29,689	1,846

Equity attributable to owners of the Group	11	929,391	1,001,674
Non-controlling interest	4	323,646	506,246

Total equity		1,253,037	1,507,920

Current liabilities
Trade accounts payable		9,668	12,391
Ship management creditors	7	1,285	3,524
Amounts due to related parties	19	181	163
Derivative financial instruments	24	16,149	14,243
Other payables and accruals	13	57,647	67,084
Borrowings, current portion	12	116,431	636,987

Total current liabilities		201,361	734,392

Non-current liabilities
Derivative financial instruments	24	35,751	58,531
Borrowings, non-current portion	12	1,778,845	1,737,500
Other non-current liabilities		977	1,278

Total non-current liabilities		1,815,573	1,797,309

Total equity and liabilities		3,269,971	4,039,621

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Note	2013	2014	2015
Revenues		157,240	328,679	415,078
Vessel operating and supervision costs	14	(32,058)	(70,732)	(98,552)
Voyage expenses and commissions	15	(2,861)	(7,738)	(14,290)
Depreciation of fixed assets	6	(29,322)	(70,695)	(106,641)
General and administrative expenses	16	(21,598)	(34,154)	(41,282)

Profit from operations		71,401	145,360	154,313

Financial costs	17	(27,851)	(71,579)	(91,956)
Financial income	17	411	274	427
Gain/(loss) on swaps	24	11,498	(24,787)	(10,332)
Share of profit of associate and joint venture	5	1,470	1,497	1,216

Total other expenses, net		(14,472)	(94,595)	(100,645)

Profit for the year		56,929	50,765	53,668

Attributable to:
Owners of the Group		56,929	42,161	10,829
Non-controlling interest		—	8,604	42,839

		56,929	50,765	53,668

Earnings per share—basic and diluted	27	0.91	0.54	0.04

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income or loss
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars)

	Note	2013	2014	2015
Profit for the year		56,929	50,765	53,668
Other comprehensive income/(loss):
Items that may not be reclassified subsequently to profit or loss:
Actuarial gain/(loss)		62	(202)	26
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	24	4,773	(13,191)	(849)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	24	2,293	6,641	1,290

Other comprehensive income/(loss) for the year		7,128	(6,752)	467

Total comprehensive income for the year		64,057	44,013	54,135

Attributable to:
Owners of the Group		64,057	32,103	11,296
Non-controlling interest		—	11,910	42,839

		64,057	44,013	54,135

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Share Capital (Note 10)	Preferred stock	Contributed Surplus (Note 10)	Reserves (Note 11)	Treasury shares (Note 10)	(Accumulated deficit)/ retained earnings	Attributable to owners of the Group	Non - controlling interest	Total
Balance as of January 1, 2013	629	—	621,879	(11,049)	—	(8,188)	603,271	—	603,271
Dividend paid ($0.45 per share)	—	—	(6,915)	—	—	(21,373)	(28,288)	—	(28,288)
Share-based compensation (Note 20)	—	—	—	493	—	—	493	—	493
Profit for the year	—	—	—	—	—	56,929	56,929	—	56,929
Other comprehensive income for the year	—	—	—	7,128	—	—	7,128	—	7,128

Total comprehensive income for the year	—	—	—	7,128	—	56,929	64,057	—	64,057

Balance as of December 31, 2013	629	—	614,964	(3,428)	—	27,368	639,533	—	639,533

Net proceeds from public offerings and private placement (Note 4)	181	—	308,506	—	—	—	308,687	—	308,687
Net proceeds from GasLog Partners LP (“GasLog Partners”) public offerings (Note 4)	—	—	—	—	—	—	—	319,036	319,036
Dividend paid (Note 11)	—	—	—	—	—	(39,840)	(39,840)	(7,300)	(47,140)
Share-based compensation (Note 20)	—	—	—	1,856	—	—	1,856	—	1,856
Settlement of share-based compensation	—	—	—	(372)	—	—	(372)	—	(372)
Treasury shares, net (Note 10)	—	—	—	—	(12,576)	—	(12,576)	—	(12,576)
Profit for the year	—	—	—	—	—	42,161	42,161	8,604	50,765
Other comprehensive (loss)/income for the year	—	—	—	(10,058)	—	—	(10,058)	3,306	(6,752)

Total comprehensive (loss)/income for the year	—	—	—	(10,058)	—	42,161	32,103	11,910	44,013

Balance as of December 31, 2014	810	—	923,470	(12,002)	(12,576)	29,689	929,391	323,646	1,253,037

Net proceeds from issuance of preferred stock (Note 4)	—	46	110,607	—	—	—	110,653	—	110,653
Net proceeds from GasLog Partners’ public offering (Note 4)	—	—	—	—	—	—	—	171,831	171,831
Dividend paid (common and preferred shares) (Note 11)	—	—	(13,785)	—	—	(38,672)	(52,457)	(32,070)	(84,527)
Share-based compensation, net of accrued dividend (Note 20)	—	—	—	2,791	—	—	2,791	—	2,791
Settlement of share-based compensation	—	—	—	(85)	85	—	—	—	—
Profit for the year	—	—	—	—	—	10,829	10,829	42,839	53,668
Other comprehensive income for the year	—	—	—	467	—	—	467	—	467

Total comprehensive income for the year	—	—	—	467	—	10,829	11,296	42,839	54,135

Balance as of December 31, 2015	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars)

	2013	2014	2015
Cash flows from operating activities:
Profit for the year	56,929	50,765	53,668
Adjustments for:
Depreciation of fixed assets	29,322	70,695	106,641
Share of profit of associate and joint venture	(1,470)	(1,497)	(1,216)
Financial income	(411)	(274)	(427)
Financial costs	27,851	71,579	91,956
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(1,013)	218	518
Unrealized (gain)/loss on interest rate swaps held for trading including ineffective portion of cash flow hedges and loss at inception	(19,520)	7,836	138
Recycled loss of cash flow hedges reclassified to profit or loss	2,293	6,641	1,290
Non-cash defined benefit obligations	81	(202)	26
Share-based compensation	493	1,856	2,872

	94,555	207,617	255,466
Movements in operating assets and liabilities:
Increase in trade and other receivables including related parties, net	(4,675)	(7,257)	(2,054)
(Increase)/decrease in prepayments and other assets	(1,838)	(2,931)	1,924
(Increase)/decrease in inventories	(5,455)	983	(1,543)
Decrease/(increase) in other non-current assets	1,413	(3,127)	(23,172)
Increase in other non-current liabilities	30	336	220
Increase in accounts payable and other current liabilities	24,306	16,678	9,654

Cash provided by operations	108,336	212,299	240,495
Interest paid	(21,591)	(64,011)	(78,916)

Net cash provided by operating activities	86,745	148,288	161,579

Cash flows from investing activities:
Dividends received from associate	1,640	970	1,675
Payments for tangible fixed assets and vessels under construction	(1,038,153)	(1,364,283)	(728,446)
Return of contributed capital from associate	360	—	—
Other investments	—	—	(55)
Purchase of short-term investments	(44,969)	(89,823)	(74,592)
Maturity of short-term investments	145,047	66,220	97,007
Financial income received	559	260	359

Net cash used in investing activities	(935,516)	(1,386,656)	(704,052)

Cash flows from financing activities:
Proceeds from bank loans and bonds	1,026,200	1,480,473	606,000
Bank loan repayments	(142,649)	(656,944)	(103,709)
Payment of loan issuance costs	(14,782)	(22,501)	(25,969)
Payment of equity raising costs	—	(4,679)	(1,839)
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	—	310,240	—
Increase in restricted cash	—	(22,826)	(39,892)
Proceeds from GasLog Partners’ public offerings and issuance of general partners units (net of underwriting discounts and commissions)	—	323,087	172,875
Proceeds from issuance of preferred stock (net of underwriting discounts and commissions)	—	—	111,378
Purchase of treasury shares	—	(13,221)	—
Proceeds from stock options exercise	—	273	—
Dividends paid	(28,288)	(47,140)	(84,527)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars)

	2013	2014	2015
Net cash provided by financing activities	840,481	1,346,762	634,317

Effects of exchange rate changes on cash and cash equivalents	1,110	(218)	(830)
(Decrease)/increase in cash and cash equivalents	(7,180)	108,176	91,014
Cash and cash equivalents, beginning of the year	110,978	103,798	211,974

Cash and cash equivalents, end of the year	103,798	211,974	302,988

Non-cash investing and financing activities (Note 25)
Capital expenditures—net (receivable)/payable	(691)	7,999	12,576
Equity raising costs included in liabilities at the end of the year	—	174	59
Loan issuance costs included in liabilities at the end of the year	2,494	903	247

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of December 31, 2015, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.7% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

On May 12, 2014, GasLog Partners LP (“GasLog Partners” or the “Partnership”), a subsidiary of GasLog, completed its initial public offering (the “GasLog Partners’ IPO”) with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in net proceeds of $186,029 and representing a 48.2% ownership interest. Concurrently with the GasLog Partners’ IPO, the Partnership acquired from GasLog a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights (“IDRs”) that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695 of cash consideration paid directly to GasLog from the GasLog Partners’ IPO proceeds.

On September 29, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000. On July 1, 2015, the Partnership acquired from GasLog 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000.

As of December 31, 2015, GasLog holds a 32.9% interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2015 the Group’s structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
32.9% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
33.33% joint venture:
The Cool Pool Limited(2)	Marshall Islands	September 2015	Service company	—	—	—

(i)	For newbuildings, expected delivery quarters are presented.

(ii)

On October 1, 2015, GasLog, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) signed an LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement”) to market their vessels, which are currently operating in the LNG shipping spot market.

The LNG Carrier Pool—named the “Cool Pool”—initially consists of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient tri fuel diesel electric (“TFDE”) propulsion technology. The three owners’ initial vessels participation in the Cool Pool are as follows: Dynagas: three vessels; GasLog: three vessels; and Golar: eight vessels. Each vessel owner continues to be fully responsible for the manning and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015.

All entities in the Group have a December 31st year end. During 2015 the Group employed an average of 158 employees (2014: 142 and 2013: 119).

GasLog’s common shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “GLOG”. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“Preference Shares”) are traded on the NYSE under the ticker symbol “GLOG PR A”.

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation and approval

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Going concern

In considering going concern, management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2015, the Group’s current assets totaled $398,145 while current liabilities totaled $734,392, resulting in a negative working capital position of $336,247. In February 2016, the Group signed a debt refinancing of up to $576,500 with certain financial institutions (Note 28), to refinance $464,625 of its current debt plus $111,875 of its non-current debt. In addition, following the completion of the sale and leaseback of the Methane Julia Louise (Note 28), $50,625 of current debt and $179,375 of non-current debt was prepaid.

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

On March 14, 2016, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of GasLog and entities controlled by GasLog (its subsidiaries). Control is achieved where GasLog:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the date control is obtained and up to the date control ceases. Acquisitions of businesses are accounted for using the acquisition method.

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

Investment in joint ventures

A joint arrangement is an arrangement where two or more parties have joint control. Joint control is established by a contractual arrangement that requires unanimous agreement on decisions made on relevant activities. Without the presence of joint control, joint arrangements do not exist.

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The arrangement is a joint operation when the contractual agreement provides rights to assets and obligations for liabilities for those parties sharing joint control. The joint arrangement is a joint venture when the agreement grants rights to the arrangement’s net assets. The Cool Pool Limited is a joint venture. Interests in joint ventures are accounted for using the equity method (see Investment in associates above), after initially being recognized at cost in the consolidated statement of financial position.

Accounting for revenues and related operating expenses

The Group’s revenues comprise revenues from time charters for the charter hire of its vessels, gross pool revenues, management fees, project supervision income and other income earned during the period in accordance with existing contracts.

Revenue from vessel management and vessel construction project supervision contracts is recognized when earned and when it is probable that future economic benefits will flow to the Group and such a benefit can be measured reliably.

Pool revenues are recognized on a gross basis representing time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenue is recognised on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

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

Time charter hires received in advance are classified as liabilities until the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Accounting for voyage expenses and commissions

Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers consumption represents mainly bunkers consumed during vessels unemployment and off-hire.

Furthermore and in relation to the vessels participating in the Cool Pool, voyage expenses and commissions include the net allocation from the pool which represents GasLog’s share of the net revenues earned from the other pool participants’ vessels less the other participants’ share of the net revenues earned by GasLog’s vessels included in the pool. Each participant’s share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

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

Deferred financing costs for undrawn facilities

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt, while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are reclassified contra to debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

Vessels under construction

Vessels under construction are presented at cost less identified impairment losses, if any. Costs include shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels.

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

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, drydocking shipyard expenses, expenses related to hull, external surfaces and decks, and expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as drydocking.

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

The useful lives of all assets and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in profit or loss in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

When assets are sold, they are derecognized and any gain or loss resulting from their disposal is included in profit or loss.

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

Segment Information

The information provided to the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, to review the Group’s operating results and allocate resources, is on a consolidated basis for a single reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Share-based compensation

Share-based compensation to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 20.

The fair value determined at the grant date of the equity-settled share-based compensation is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

Critical accounting judgments:

In the process of applying GasLog’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Classification of the non-controlling interests: The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (21,660,000 units as of December 31, 2015). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Management estimated residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective October 1, 2015, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate increased depreciation expense by $144 for the year ended December 31, 2015 and is expected to increase the future annual depreciation by $577.

If regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: The Group recognizes drydocking costs as a separate component of the vessel’s carrying amount and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking expenses for the first special survey over five years, in case of new vessels, and until the next drydocking for secondhand vessels unless the Group intends to drydock the vessels earlier as circumstances arise. Management estimates the drydocking component on acquisition of a vessel, as costs to be incurred during the first drydocking at the drydock yard, subsequent to its acquisition, for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred.

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

The Group’s estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. The Group’s estimates are based on approximate market values for vessels that have been received from shipbrokers, which are also commonly used and accepted by the Group’s lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of the current or future basic market value of the Group’s vessels or prices that could be achieved if it were to sell them.

As of December 31, 2015, the carrying amounts of ten vessels were higher than the estimated charter free market value and the Group concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off- hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2015, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group’s control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the ten vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Measurement of share-based compensation: As described in Note 20, the Group used an accepted valuation methodology to value the Stock Appreciation Rights or Stock Options. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 20.

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

Fair value of derivative financial instruments: The Group’s risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated statement of profit or loss.

A substantial majority of the Group’s derivative instruments activity relates to the use of interest rate swaps. The fair value of the Group’s interest rate swap agreements is the estimated amount that the Group would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Group and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of the Group’s interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve, and forward foreign exchange rates. While the fair value of the Group’s interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact interest and currency swap agreements.

The fair value of the Group’s interest rate and currency swap agreements are also affected by changes in its specific credit risk and counterparties’ risk included in the discount factor. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and the Group’s specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of the Group’s interest rate swaps. The Group economically hedges the interest rate exposure on a significant amount of its long-term debt and for long durations. As such, the Group has historically experienced, and expects to continue to experience, material variations in the period-to-period fair value of its derivative instruments.

Although the Group measures the fair value of its derivative instruments utilizing the inputs and assumptions described above, if it were to terminate the agreements at the reporting date, the amount the Group would pay or receive to terminate the derivative instruments may differ from the estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in profit or loss for the current period. Such adjustments could be material. See Note 24 for the effects on the change in fair value of its derivative instruments on the consolidated statements of profit or loss.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

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

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2015, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budgets approved by management.

The key assumptions used in the value-in-use calculations are as follows:

(i)	Average inflation of 1.0% per annum;

(ii)	A pre-tax discount rate of 11.0% per annum;

(iii)	Annual growth rate of 1.0%; and

(iv)	1 Euro = USD 1.15.

Growth is based on the number of vessels expected to be under management based on the shipbuilding contracts in place at the end of the year and the long-term strategy of the Group. Management believes that any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

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

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,007 and have been allocated to non-controlling interest.

On April 7, 2015, GasLog completed a public offering of 4,600,000 Preference Shares (including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Preference Shares), par value $0.01 per share, liquidation preference $25.00 per share, which priced at $25.00 per share. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110,653.

On June 26, 2015, GasLog Partners completed a public offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,831. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%.

The balance of non-controlling interest as of December 31, 2014 and 2015 is as follows:

	2014	2015
Non-controlling interest
As of January 1,	—	323,646
Net proceeds from the Partnership’s IPO	186,029	—
Net proceeds from the Partnership’s equity offering (September 2014)	133,007	—
Net proceeds from the Partnership’s equity offering (June 2015)	—	171,831
Dividend declared and paid	(7,300)	(32,070)
Profit allocated to non-controlling interest	8,604	42,839
Other comprehensive income allocated to non-controlling interest	3,306	—

As of December 31,	323,646	506,246

The profit allocation to non-controlling interest is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount			Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution			$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375	up to	$0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125	up to	$0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	Above		$0.5625	50.0%	2.0%	48.0%

	2014	2015
Allocation of GasLog Partners’ profit(*)
Partnership’s profit attributable to:
Common unitholders	8,713	43,198
Subordinated unitholders	5,540	18,135
General partner	291	1,301
IDRs	—	2,406

Total	14,544	65,040

Partnership’s profit allocated to GasLog	5,940	22,201
Partnership’s profit allocated to non-controlling interest	8,604	42,839

Total	14,544	65,040

*

Includes profits of: (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned after the GasLog Partners’ IPO on May 12, 2014, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period after their transfer to the Partnership on September 29, 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period after their transfer to the Partnership on July 1, 2015.

5. Investment in Associate and Joint Venture

The Group participates in the following associate and joint venture:

Name	Country of incorporation	% of ownership interest		Nature of relationship	Measurement method	Principal activity
		2014	2015
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
The Cool Pool Limited(2)	Marshall Islands	—	33.33%	Joint venture	Equity method	Service company

(1)	Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007.

(2)	The Cool Pool Limited is the commercial manager of the Cool Pool (Note 1).

Investment in associate and joint venture consist of the following:

	Associate		Joint Venture
	2014	2015	2014	2015
As of January 1,	6,326	6,603	—	—
Additions	—	—	—	55
Share of profit of associate and joint venture	1,497	1,216	—	—
Dividend declared	(1,220)	(1,600)	—	—

As of December 31,	6,603	6,219	—	55

During the year ended December 31, 2013, the Group’s associate, Egypt LNG Shipping Ltd., distributed $1,440 in excess of its accumulated retained earnings. The portion of such distribution related to the Group was $360.

Summarized financial information in respect of the associate and the joint venture is set out below:

	Associate		Joint Venture
	2014	2015	2014	2015
Current
Total current assets	23,732	22,047	—	5,489
Total current liabilities	(15,634)	(14,589)	—	(5,324)
Non-current
Total non-current assets	138,969	131,440	—	—
Total non-current liabilities	(120,656)	(114,023)	—	—

Net assets	26,411	24,875	—	165

Group’s share	6,603	6,219	—	55

	Associate			Joint Venture
	2013	2014	2015	2013	2014	2015
Revenues	18,619	18,554	18,694	—	—	8,336
Profit for the year	5,880	5,986	4,863	—	—	—
Total comprehensive income for the year	5,880	5,986	4,863	—	—	—

Group’s share in profit	1,470	1,497	1,216	—	—	—

Dividend declared	(6,560)	(4,880)	(6,400)	—	—	—

Group’s share in dividend	1,640	1,220	1,600	—	—	—

6. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
Cost
As of January 1, 2014	1,588,737	3,084	1,591,821	120,295
Additions	942,802	2,115	944,917	428,056
Transfer from vessels under construction	405,575	—	405,575	(405,575)

As of December 31, 2014	2,937,114	5,199	2,942,313	142,776

Additions	485,933	7,116	493,049	239,974
Transfer from vessels under construction	204,345	—	204,345	(204,345)
Fully amortized drydocking component	(8,137)	—	(8,137)	—

As of December 31, 2015	3,619,255	12,315	3,631,570	178,405

Accumulated depreciation
As of January 1, 2014	60,448	1,653	62,101	—
Depreciation of fixed assets	70,149	546	70,695	—

As of December 31, 2014	130,597	2,199	132,796	—

Depreciation of fixed assets	106,071	570	106,641	—
Fully amortized drydocking component	(8,137)	—	(8,137)	—

As of December 31, 2015	228,531	2,769	231,300	—

Net book value
As of December 31, 2014	2,806,517	3,000	2,809,517	142,776

As of December 31, 2015	3,390,724	9,546	3,400,270	178,405

Vessels with an aggregate carrying amount of $3,390,724 as of December 31, 2015 (December 31, 2014: $2,806,517) have been pledged as collateral under the terms of the Group’s loan agreements (Note 12).

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $936,000 (from which $930,000 was paid at closing of these deliveries while the payment of the remaining $6,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited (“MSL”), a subsidiary of the BG Group, for an average six year initial terms. The vessels acquired are the 2006 built Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney, and the 2007 built Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria. GasLog supervised the construction of all six vessels at Samsung Heavy Industries Co. Ltd. (“Samsung”) shipyard in Korea, for BG Group and has provided technical management for the ships since delivery.

On March 31, 2015, GasLog acquired two 170,000 cbm tri-fuel diesel electric LNG carriers from a subsidiary of BG Group for an aggregate cost of $460,000 and chartered those vessels back to MSL for periods of 9 and 11 years respectively, with further options by the charterer to extend the term of the time charter for each vessel by either three or five years. The vessels acquired are the 2010-built Methane Becki Anne and Methane Julia Louise. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have tri-fuel diesel electric propulsion and on-board reliquefaction plants, which enable the vessels to operate on gas at a wider range of speed more efficiently.

The acquisition of the aforementioned vessels was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates the fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and managements’ understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost.

Vessels under construction

In 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung for the construction of three LNG Carriers (155,000 cubic meters each). The Solaris, the GasLog Saratoga and the GasLog Salem, were delivered on June 30, 2014, December 16, 2014 and April 30, 2015, respectively.

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

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018 and 2019, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2015, the Group has paid to the shipyard $170,634 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 21(b)).

The vessels under construction costs as of December 31, 2014 and 2015 are comprised of:

	As of December 31,
	2014	2015
Progress shipyard installments	140,824	170,634
Onsite supervision costs	1,796	4,289
Shipyard commissions	(197)	—
Critical spare parts, equipment and other vessel delivery expenses	353	3,482

Total	142,776	178,405

7. Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of the following:

	As of December 31,
	2014	2015
Current accounts	93,437	135,613
Time deposits (with original maturities of three months or less)	117,252	163,851
Ship management client accounts	1,285	3,524

Total	211,974	302,988

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

Included in Current accounts there is an amount of $4,056 held in retention accounts as of December 31, 2015 (December 31, 2014: $3,202), with respect to the next installments and interest due for the loan facilities of GAS-two Ltd., GAS-nine Ltd and GAS-ten Ltd.

As of December 31, 2015, an amount of $62,718 is classified as restricted cash comprising of cash held in blocked accounts in order to comply with the covenants under three of the Group’s credit facilities (Note 12) (December 31, 2014: $22,826).

8. Trade and Other Receivables

An analysis of the trade and other receivables is as follows:

	As of December 31,
	2014	2015
Trade receivables	2,088	4,246
VAT receivable	939	1,113
Accrued income	1,237	4,405
Insurance claims	8,843	3,155
Other receivables	1,210	3,160

Total	14,317	16,079

As of December 31, 2014 and 2015, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

9. Other Non-current Assets

An analysis of other non-current assets is as follows:

	As of December 31,
	2014	2015
Accrued revenue from straight-line revenue	2,526	1,886
Cash collaterals on swaps	2,610	26,343
Other guarantees	649	728

Total	5,785	28,957

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps and cross currency swaps (“CCSs”) being the difference between their fair value and an agreed threshold.

10. Share Capital

GasLog’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

As of December 31, 2015, the share capital consisted of 80,496,499 issued and outstanding common shares, par value $0.01 per share, 496,627 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding (December 31, 2014: 80,493,126 issued and outstanding common shares, par value $0.01 per share and 500,000 treasury shares issued). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of shares			Amounts
	Number of common shares	Number of treasury shares	Number of Preference Shares	Share capital	Preferred stock	Contributed surplus	Treasury shares
Outstanding as of January 1, 2013	62,863,166	—	—	629	—	621,879	—
Dividend declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(6,915)	—

Outstanding as of December 31, 2013	62,863,166	—	—	629	—	614,964	—

Issuance of shares (Note 4)	18,129,960	—	—	181	—	308,506	—
Purchase of treasury shares	(520,614)	520,614	—	—	—	—	(13,221)
Treasury shares distributed for awards exercised in the year (Note 20)	20,614	(20,614)	—	—	—	—	645

Outstanding as of December 31, 2014	80,493,126	500,000	—	810	—	923,470	(12,576)

Issuance of preference shares (Note 4)	—	—	4,600,000	—	46	110,607	—
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(13,785)	—
Treasury shares distributed for awards vested in the year (Note 20)	3,373	(3,373)	—	—	—	—	85

Outstanding as of December 31, 2015	80,496,499	496,627	4,600,000	810	46	1,020,292	(12,491)

The treasury shares were acquired by GasLog in 2014 from the open market, in relation to the share-based compensation (Note 20).

11. Equity attributable to owners of the Group

The Group’s net capital comprises of share capital, preferred stock, contributed surplus, treasury shares, retained earnings and reserves. At December 31, 2014 and 2015, the Group had equity of $929,391 and $1,001,674, respectively.

The movements in reserves are reported in the following table:

	Hedging	Employee benefits	Share-based compensation reserve	Total reserves
Balance as of January 1, 2013	(21,820)	32	10,739	(11,049)
Effective portion of changes in fair value of cash flow hedges	4,773	—	—	4,773
Recycled loss of cash flow hedges reclassified to profit or loss	2,293	—	—	2,293
Share-based compensation (Note 20)	—	—	493	493
Actuarial gain	—	62	—	62

Balance as of December 31, 2013	(14,754)	94	11,232	(3,428)

Effective portion of changes in fair value of cash flow hedges	(13,191)	—	—	(13,191)
Recycled loss of cash flow hedges reclassified to profit or loss	6,641	—	—	6,641
Hedging reserve allocated to non-controlling interest (Note 4)	(3,306)	—	—	(3,306)
Share-based compensation (Note 20)	—	—	1,856	1,856
Settlement of share-based compensation	—	—	(372)	(372)
Actuarial loss	—	(202)	—	(202)

Balance as of December 31, 2014	(24,610)	(108)	12,716	(12,002)

Effective portion of changes in fair value of cash flow hedges	(849)	—	—	(849)
Recycled loss of cash flow hedges reclassified to profit or loss	1,290	—	—	1,290
Share-based compensation (Note 20)	—	—	2,791	2,791
Settlement of share-based compensation	—	—	(85)	(85)
Actuarial gain	—	26	—	26

Balance as of December 31, 2015	(24,169)	(82)	15,422	(8,829)

Dividend distribution

On February 27, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share which was paid on March 25, 2014 to shareholders as of March 10, 2014 for a total amount of $9,133.

On May 13, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share which was paid on June 11, 2014 to shareholders as of May 27, 2014 for a total amount of $9,719.

On August 19, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share which was paid on September 8, 2014 to shareholders as of September 2, 2014 for a total amount of $9,720.

On November 19, 2014, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on December 5, 2014 to shareholders as of December 1, 2014 for a total amount of $11,268.

On February 26, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on March 13, 2015 to shareholders as of March 10, 2015 for a total amount of $11,270.

On May 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on May 21, 2015 to shareholders as of May 18, 2015 for a total amount of $11,270.

On June 19, 2015, the board of directors declared the initial dividend on the Preference Shares of $0.510417 per share or $2,347 in the aggregate payable on July 1, 2015 to holders as of June 30, 2015. GasLog paid the declared dividend to the transfer agent in June 2015.

On August 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on August 20, 2015 to shareholders as of August 17, 2015 for a total amount of $11,270.

On September 18, 2015, the board of directors declared a dividend on the Preference Shares of $0.546875 per share or $2,515 in the aggregate payable on October 1, 2015 to holders of record as of September 30, 2015. GasLog paid the declared dividend to the transfer agent in September 2015.

On November 4, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on November 19, 2015 to shareholders as of November 16, 2015 for a total amount of $11,270.

On November 17, 2015, the board of directors declared a dividend on the Preference Shares of $0.546875 per share or $2,515 in the aggregate payable on January 4, 2016 to holders of record as of December 31, 2015. GasLog paid the declared dividend to the transfer agent on December 29, 2015.

12. Borrowings

An analysis of the borrowings is as follows:

	As of December 31,
	2014	2015
Amounts due within one year	121,824	645,193
Less: unamortized deferred loan issuance costs	(5,393)	(8,206)

Borrowings, current portion	116,431	636,987

Amounts due after one year	1,804,658	1,762,580
Plus: unamortized premium(1)	3,504	2,573
Less: unamortized deferred loan issuance costs	(29,317)	(27,653)

Borrowings, non-current portion	1,778,845	1,737,500

Total	1,895,276	2,374,487

(1)	Refer to “Senior Unsecured Notes” disclosed below for details on the premium.

Bank Loans-secured

(a) Danish Ship Finance A/S loan

In March 2008 GAS-one Ltd. entered into a bank loan facility of up to $174,033 with Danish Ship Finance A/S in order to partially finance the construction of an LNG vessel. On March 9, 2012, GAS-one Ltd. entered into an amending and restating agreement with Danish Ship Finance A/S. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd. The balance outstanding as of December 31, 2015 was $119,649 (2014: $127,901) and is repayable in 18 consecutive quarterly installments of $2,063 together with a final balloon payment of $82,516 payable concurrently with the last installment in May 2020. The loan bears interest at LIBOR plus a margin. GAS-one Ltd. is also required to maintain at all times minimum liquidity of $1,500 and was in compliance as of December 31, 2015.

As of December 31, 2015, pursuant to the aforementioned credit facility $20,000 has been presented under restricted cash due to the vessel’s new charter party is not considered an approved charter by the lenders. The amount held is classified as a current asset and will be restricted until GAS-one Ltd. enters into an acceptable by the lenders replacement charter (Note 7).

(b) DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ) loan

On May 17, 2013, GAS-two Ltd. signed a loan agreement with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ) for a term loan facility of up to $110,000 and a revolving credit facility of up to $50,000 for the purpose of refinancing the facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG which was due to mature in March 2014 (“existing facility”) and for general corporate purposes. The revolving credit facility is available for drawing on a fully revolving basis provided the total facility amount drawn post drawdown does not exceed 72.5% of the vessel’s value, drawings must be in minimum amounts of $5,000 and can be made until three months prior to the maturity date in May 2018. On May 28, 2013, GAS-two Ltd. drew down $110,000 from the term loan facility and repaid the outstanding amount of the existing facility of $101,443. On September 25, 2013, GAS-two Ltd. drew down $39,494 from the revolving credit facility. On January 27, 2014, GAS-two Ltd. drew down $2,681 from the revolving credit facility with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ). As of December 31, 2015, the undrawn amount from the revolving facility was $7,825 and the balance outstanding was $42,175 which is classified under current liabilities. The balance outstanding as of December 31, 2015 of the term loan was $85,000 and is repayable in 10 consecutive quarterly installments of $2,500 together with a final balloon payment of $60,000 payable concurrently with the last installment in May 2018. The loan bears interest at LIBOR plus a margin. GAS-two Ltd. is also required to maintain at all times minimum liquidity of $1,500 and was in compliance as of December 31, 2015.

As of December 31, 2015, GAS-two Ltd. has classified in restricted cash an amount of $718 representing the 90% of its free cash pursuant to a specific clause in its loan agreement requiring such restricted cash in the event that the charterer has not exercised its option to extend the charter, with effect on and from 12 months prior to expiry of the charter. The amount held is classified as a current asset and will be restricted until GAS-two Ltd. enters into a replacement charter (Note 7).

(c) DnB Bank ASA and Export-Import Bank of Korea

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500 with DnB Bank ASA and the Export-Import Bank of Korea in order to partially finance the acquisition of two LNG vessels. On January 18, 2013 and March 19, 2013, GAS-three Ltd. and GAS- four Ltd. drew down $272,500 in total from the loan facility for the financing of the GasLog Shanghai and the GasLog Santiago. Both loans bore interest at LIBOR plus a margin. In connection with GasLog Partners’ IPO on May 12, 2014, the credit facility was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. On November 19, 2014, the outstanding amount of $246,432 for both tranches under the credit facility, was fully repaid.

(d) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen, respectively. In connection with the GasLog Partners’ IPO on May 12, 2014, the credit facility entered was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the initial public offering. On November 19, 2014, the outstanding amount of $48,225 under the GAS-five Ltd credit facility was fully repaid. The balance outstanding as of December 31, 2015 of the GAS-six Ltd. credit facility was $120,169 and is repayable in 15 consecutive quarterly installments of $2,037 together with a final balloon payment of $89,618 payable concurrently with the last installment in July 2019. The loan bears interest at LIBOR plus a margin. The borrower is required to have a minimum liquidity of $1,500 following the loan drawdown date and was in compliance as of December 31, 2015.

(e) Credit Suisse AG

On January 18, 2012, GAS-seven Ltd. entered into a loan agreement of up to $144,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provides for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2015 was $128,000 and is repayable in 20 consecutive quarterly installments of $2,000 together with a final balloon payment of $88,000 payable concurrently with the last installment in December 2020.

(f) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement (the “Principal Agreement”) for a senior secured credit facility of up to $435,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels. The loan agreement provides for three tranches, to be drawn upon delivery of each newbuilding vessel. On June 24, 2014, GAS-eight Ltd. drew down $143,000 from the loan facility, to partially finance the delivery of the Solaris, on December 10, 2014, GAS-nine Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Saratoga and on April 24, 2015, GAS-ten Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Salem. The balance outstanding as of December 31, 2015 of the GAS-eight Ltd. tranche was $131,060 and is repayable in 22 consecutive quarterly installments of $1,990 with balloon payments of $87,280, the balance outstanding as of December 31, 2015 of the GAS-nine Ltd. tranche was $137,880 and is repayable in 24 consecutive quarterly installments of $2,030 with balloon payments of $89,160 and the balance outstanding as of December 31, 2015 of the GAS-ten Ltd. tranche was $141,940 and is repayable in 26 consecutive quarterly installments of $2,030 with balloon payments of $89,160. The loan bears interest at LIBOR plus a margin. Each of the borrowers is required to have a minimum liquidity of $1,500 following the loan drawdown date and was in compliance as December 31, 2015.

On October 23, 2014, GasLog received a waiver letter from DNB Bank ASA, acting as agent of the loan facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., relating to the failure of GAS-nine Ltd. and GAS-ten Ltd. to secure relevant charter parties as required by the aforementioned loan facility. The waiver permits (subject to proper documentation being executed) the drawdown of the relevant tranches notwithstanding that the charter arrangements have not been secured. Subsequent to the waiver letter, on December 2, 2014 a supplemental deed was signed with the lenders which among other amendments to the Principal Agreement requested for an amount of $21,000 per vessel to be maintained in blocked accounts until the time that an acceptable charter party agreement has been entered into after the delivery date of the respective vessels. As of December 31, 2015, the amounts held in blocked accounts of $42,000 were classified as restricted cash under current assets (Note 7).

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

(g) Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.

On September 25, 2013, GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000 to partially finance the acquisition of the GasLog Chelsea drawn on September 26, 2013. In October 2013, Citibank International Plc., the existing lender of the GAS-fifteen Ltd. facility, transferred $50,000 of the outstanding facility to DVB Bank America N.V. There was no other change to the terms of the original agreement. The balance outstanding as of December 31, 2015 was $86,660 and is repayable in six semi-annual installments of $3,335 together with a final balloon payment of $66,650 payable concurrently with the last installment in September 2018. The loan bears interest at LIBOR plus a margin. GAS-fifteen Ltd. is also required to maintain at all times minimum liquidity of $1,500 and was in compliance as of December 31, 2015.

(h) Citibank, N. A. London Branch

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 6), GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. signed a loan agreement of $325,500 with Citibank, N.A. London Branch acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the facility. The debt of $217,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000 from the proceeds of the follow-on equity offering. The assumed balance of $192,000 was fully repaid on November 19, 2014. The balance outstanding as of December 31, 2015 related to GAS-eighteen Ltd. was $108,500 and is repayable in full in April 2016 without intermediate payments. GAS-eighteen Ltd, is also required to maintain at all times minimum liquidity of $1,500 and was in compliance as of December 31, 2015.

On May 14, 2014, in connection with the acquisition of the three additional LNG carriers from BG Group (Note 6), GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. signed a loan agreement of $325,500 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria respectively. In connection with the closing of the Partnership’s acquisition of the three entities that own the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria on July 1, 2015, GasLog Partners and GasLog Partners Holdings LLC were added as corporate guarantors in addition to GasLog, for the respective loan facility, replacing a previous guarantor, GasLog Carriers Ltd. The debt of $325,500 was assumed by the Partnership of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000 of the GAS-twenty one Ltd. tranche on December 29, 2015. The aggregate balance outstanding under the facility as of December 31, 2015, was $305,500 and repayable in full in June 2016 without intermediate payments. Each of the borrowers is required to have a minimum liquidity of $1,500 following the loan drawdown date and was in compliance as of December 31, 2015.

(i) Citibank, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners and GasLog Partners Holdings LLC entered in a loan agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “GasLog Partners’ Credit Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The aforementioned refinancing was considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $9,019 were written off to profit or loss for the year ended December 31, 2014. The balance outstanding as of December 31, 2015 was $427,500 and is repayable in 16 equal quarterly installments of $5,625 each and a final balloon payment of $337,500 payable concurrently with the last quarterly installment in November 2019.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank N.A. loan facility, in which the lenders unanimously approved such changes to the facility agreement as were required to reflect the changes to the charters of three vessels agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees of $515 incurred during the year ended December 31, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility with the effective interest method.

(j) ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch and ING Bank N.V., London Branch

On March 25, 2015, GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch for the purpose of financing the acquisition of the Methane Becki Anne and the Methane Julia Louise (Note 6). The available amounts were fully drawn on March 31, 2015. Both facilities bear interest at LIBOR plus a margin and each of the borrowers is required to have a minimum liquidity of $1,500 following the loan drawdown date and was in compliance as of December 31, 2015. The balance outstanding as of December 31, 2015 of the senior secured term loan facility was $325,000 and is repayable in one bullet installment on the final maturity date in March 2017. The balance outstanding as of December 31, 2015 of the subordinated term loan facility was $135,000 and is repayable in four consecutive quarterly installments of $33,750, beginning 15 months after the signing date (June 2016).

Securities covenants and guarantees

The obligations under the aforementioned facilities, with the exception of the subordinated term loan facility, are or with respect to the undrawn facility will be secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. In relation to the subordinated term loan facility drawn with Gas-twenty six Ltd. and GAS-twenty seven Ltd., this is secured by second priority mortgage and assignments. Obligations under the GasLog Partners’ Credit Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. loan agreement are guaranteed by GasLog, the Partnership and GasLog Partners Holdings LLC, while obligations under the remaining facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and any negative marked-to market value arising under any hedging transaction. The Group was in compliance with the required minimum security coverage as of December 31, 2015 with the exception of a marginal breach of $375 in relation to GAS-eighteen Ltd. (the owner of the Methane Lydon Volney). The majority lenders under the relevant facility have confirmed that they have no intention to exercise their right to request additional security.

Committed Loan Facilities

On October 16, 2015, GasLog entered into a debt financing agreement with 14 international banks for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

The loan agreement provides for four tranches of $412,458, $201,094, $206,115 and $491,690. The facility will be also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. Amounts drawn will bear interest at LIBOR plus a margin. The obligations under the aforementioned facilities will be secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 115% of the aggregate outstanding principal balance for the first two years after each drawdown and below 120% at any time thereafter. The financial covenants are applicable on a Group level and are substantially the same as those of the remaining GasLog facilities.

As of December 31, 2015, commitment, arrangement, coordination, agency, bookrunner and legal fees of $17,874 for obtaining the financing are classified under Deferred financing cost in the statement of financial position and will be reclassified contra to debt on the drawdown dates.

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

The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. GasLog may redeem the Bond in whole or in part as follows (Call Option): (a) with settlement date at any time from June 27, 2016 to but not including June 27, 2017 at 105.00% of par plus accrued interest on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interest on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

The carrying amount of the Bond, net of unamortized financing costs and unamortized premium, as of December 31, 2015 was $112,185, while its fair value was $115,406 based on a NOK/USD exchange rate of 0.1137 as of December 31, 2015.

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

(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be not less than 110%; and

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

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2015.

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

GasLog as issuer of the Bond is required to comply with the financial covenants (ii), (iii), (iv) and (vi) listed above. In addition, the NOK denominated bond agreement signed on June 25, 2013, between GasLog and the bond trustee, as amended, or the “Bond Agreement”, includes a dividend restriction according to which the Group may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of the Group’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). On November 14, 2014, GasLog signed an amendment to its Bond Agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of GasLog Partners. Under the amended agreement (a) GasLog is permitted to make Distributions up to an aggregate maximum per share, for the years 2015, 2016, 2017 and 2018 of $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the Distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such Distribution, (b) the amount of debt or committed debt availability that GasLog provides to GasLog Partners cannot exceed $75,000, and (c) GasLog has agreed to pay a one-time fee of 1.0% of the face value of the Bond.

As the above mentioned amendments to the covenants did not result in substantially different terms to the Bond Agreement, the amendments are considered a modification of the terms of the Bond Agreement. Consequently, the additional fees incurred during the year ended December 31, 2014 which amounted to $2,557 have been accounted as deferred financing fees and will be amortized over the remaining term of the Bond Agreement.

Compliance with the loan financial covenants is required on a semi-annual basis while compliance for the Bond covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2015.

Loan Repayment Schedule

The maturity table below reflects the principal repayments of the loans outstanding as of December 31, 2015 based on the repayment schedule of the respective loan facilities (as described above):

As of December 31, 2015
Not later than one year	645,193
Later than one year and not later than three years	769,678
Later than three year and not later than five years	703,022
Later than five years	289,880

Total	2,407,773

The weighted average interest rate for the outstanding loan facilities as of December 31, 2015 was 3.32% (December 31, 2014: 3.30%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 24).

After excluding the unamortised deferred loan issuance costs the carrying amount of the Group’s bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

13. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2014	2015
Social contributions	1,297	1,085
Unearned revenue	24,180	30,159
Accrued legal and professional fees	1,511	1,030
Accrued board of directors’ fees	585	593
Accrued employee costs	4,141	4,955
Accrued off-hire	10,913	3,781
Accrued crew costs	3,030	5,244
Accrued purchases	4,523	6,207
Accrued financing cost	476	76
Accrued interest	6,087	7,713
Accrued brokerage commission on vessels’ acquisition	—	4,600
Other accruals	904	1,641

Total	57,647	67,084

The unearned revenue represents charter hires received in advance in December 2015 relating to hire period of January 2016, for 14 vessels (December 2014: 11 vessels).

14. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2013	2014	2015
Employee costs	5,178	7,789	8,771
Crew wages	16,019	36,577	49,254
Technical maintenance expenses	5,344	12,753	20,364
Provisions and stores	1,966	3,199	4,962
Insurance expenses	1,864	4,882	7,407
Management fees	—	188	375
Vessels’ tax	702	2,645	3,010
Other operating expenses	985	2,699	4,409

Total	32,058	70,732	98,552

15. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2013	2014	2015
Brokers’ commissions on revenue	1,385	3,554	4,678
Bunkers consumption	1,476	4,184	9,577
Adjustment for net pool allocation (Note 19)	—	—	35

Total	2,861	7,738	14,290

Bunkers consumption represents mainly bunkers consumed during vessels unemployment and off-hire.

16. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2013	2014	2015
Employee costs	13,276	16,344	17,276
Board of directors’ fees	1,266	1,926	2,439
Share-based compensation	493	1,856	2,872
Rent and utilities	1,167	1,780	2,180
Travel and accommodation	1,202	2,277	2,161
Legal and professional fees	2,996	7,578	11,014
Foreign exchange differences, net	(661)	(271)	689
Directors’ and officers’ liability insurance	557	1,142	729
Other expenses	1,302	1,522	1,922

Total	21,598	34,154	41,282

17. Net Financial Income and Costs

An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2013	2014	2015
Financial Income
Interest income	411	274	427

Total financial income	411	274	427

Financial Costs
Amortization and write-off of deferred loan issuance costs and premium	3,620	15,362	11,355
Interest expense on loans and realized loss on cash flow hedges	20,415	43,743	68,253
Interest expense on Bond and realized loss on cross currency swaps	3,204	9,533	11,331
Other financial costs	612	2,941	1,017

Total financial costs	27,851	71,579	91,956

During the year ended December 31, 2014, an amount of $9,019 representing the write-off of the unamortized deferred loan issuance costs in connection with the refinancing of the Partnership’s credit facilities (Note 12) is included in Amortization and write-off of deferred loan issuance costs.

18. Contingencies

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

19. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and due from related parties

	As of December 31,
	2014	2015
Dividends receivable from associate (Note 5)	1,000	925
Commission for newbuildings	789	—
Due from Cool Pool Limited	—	249
Other receivables	80	171

Total	1,869	1,345

Pursuant to a commission agreement with Samsung, commissions due from the shipyard in relation to the newbuilding orders was paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. forwared the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. The outstanding receivable as of December 31, 2015 is $0 (December 31, 2014: $789). Following the delivery of GasLog Salem in April 2015, this agreement is no longer in effect.

The amount due from Cool Pool Limited represents net revenue invoiced to GasLog which has not yet been collected.

Current Liabilities

	As of December 31,
	2014	2015
Ship management creditors	97	60
Amounts due to related parties	181	163

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $163 (December 31, 2014: $181) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2013, 2014 and 2015:

	Company	Details	Statement of income account	2013	2014	2015
(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	714	731	607
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	687	758	704
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	—	57	—
(c)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	27	—	—
(d)	Euronav (UK) Agencies Ltd.	Office rent and utilities	General and administrative expenses	—	150	646
(d)	Euronav (UK) Agencies Ltd.	Professional services	General and administrative expenses	—	109	—
(e)	Seres S.A.	Catering	General and administrative expenses	151	195	196
(e)	Seres S.A.	Consultancy services	General and administrative expenses	53	53	42
(f)	C Transport Maritime S.A.M.	Claims and insurance fee	General and administrative expenses	86	110	54
(g)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	36	—	—
(g)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	134	348	163
(h)	Unisea Maritime Ltd.	Office rent and utilities	General and administrative expenses	—	50	—
(i)	Blenheim Holdings Ltd.	Professional services	General and administrative expenses	—	—	38
(j)	Cool Pool Limited	Pool gross revenues	Revenues	—	—	2,469
(j)	Cool Pool Limited	Pool gross bunkers	Voyage expenses and commissions	—	—	1,838
(j)	Cool Pool Limited	Adjustment for net pool allocation	Voyage expenses and commissions	—	—	35

(a)

One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)

Through its subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. During the year ended December 31, 2014, the Group reimbursed Nea Dimitra for part of the renovation costs of the Piraeus office spaces.

(c)

Through its subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner. The amount charged in the year ended December 31, 2013 relates to reimbursement of some expenses paid by Ceres Monaco S.A.M. on behalf of GasLog Monaco S.A.M. During the year ended December 31, 2014, no expenses were paid by Ceres Monaco S.A.M.

(d)

Through its subsidiary GasLog Services (UK) Ltd., the Group makes payments to Euronav (UK) Agencies Ltd. (“Euronav UK”), a subsidiary of Euronav NV, whose major shareholder was Mr. Livanos until November 2015, for the use of its office space in London. Euronav UK leases operating space pursuant to a service agreement with a third-party property owner and the Group occupies a portion of the leased space. The Group pays Euronav UK £223 per year for the office space plus a stamp duty, which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In addition, as of December 31, 2014, the Group reimbursed Euronav UK for part of the legal fees and other professional charges relating to the execution of the lease agreement.

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

(f)

The Group through one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM, an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Services Ltd. pays C Transport Maritime S.A.M. $10 per owned vessel per annum and $3 per managed vessel per annum. The service agreement was terminated in 2015.

(g)	Seaflight Aviation Limited and Chartwell Management Inc. are entities controlled by the Livanos family, which provide travel services to GasLog’s directors and officers.

(h)

Through GasLog the Group made payments to Unisea Maritime Ltd. (“Unisea Maritime”), an affiliate of Ceres Shipping, for the use of its office space in London. Unisea Maritime leased operating space pursuant to a service agreement with a third-party property owner and the Group occupied a portion of the leased space from January to August 2014. The Group paid Unisea Maritime £4 per month for its office space in London, which reflects a pro rata portion of the fees payable to the third-party owner determined based on the amount of occupied space.

(i)	Blenheim Holdings Ltd. that is controlled by Ceres Shipping (Note 1), requested reimbursement of professional expenses provided in 2015.

(j)

GasLog recognized gross revenues and voyage expenses of $2,469 and $1,838, respectively, from the operation of its vessels to the Cool Pool during the year ended December 31, 2015. The aforementioned pool results were further adjusted by $35 to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.

Compensation of key management personnel

The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2013	2014	2015
Remuneration	4,979	6,140	6,627
Short-term benefits	118	50	94
Expense recognized in respect of share-based compensation	349	1,245	1,173

Total	5,446	7,435	7,894

20. Share-Based Compensation

Omnibus Incentive Compensation Plan

On May 17, 2013, GasLog granted to executives, managers and certain employees of the Group, Restricted Stock Units (“RSU”) and Stock Appreciation Rights or Stock Options (collectively, the “SARs”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

The grant date was determined to be May 17, 2013, being the date the Group provided each concerned employee with the relevant agreements, which include information about the grant date, vesting and exercise periods, number of RSUs and SARs awarded, the exercise price in the case of SARs, and other information and which were signed by the employee as evidence of acceptance.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	64,792	May 17, 2013	n/a	n/a	11.95
SARs	325,943	May 17, 2013	April 29, 2023	13.26	2.3753

On April 1, 2014, GasLog granted to executives, managers and certain employees of the Group, 76,251 RSUs and 286,746 SARs in accordance with the Plan. The RSUs will vest on March 31, 2017 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2015, 2016 and 2017. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	76,251	April 1, 2014	n/a	n/a	22.58
SARs	286,746	April 1, 2014	March 31, 2024	24.00	6.0035

On April 1, 2015, GasLog granted to executives, managers and certain employees of the Group, 88,492 RSUs and 305,859 SARs in accordance with the Plan. The RSUs will vest on March 31, 2018 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2016, 2017 and 2018. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	88,492	April 1, 2015	n/a	n/a	19.48
SARs	305,859	April 1, 2015	March 31, 2025	19.48	5.6352

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the Group’s initial public offering. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model	2013	2014	2015
Grant date share closing price	$13.26	$24.00	$19.48
Exercise price	$13.26	$24.00	$19.48
Expected volatility	29.31%	29.42%	39.3%
Expected term	6 years	6 years	6 years
Risk-free interest rate for the period similar to the expected term	1.08%	2.03%	1.48%

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

The fair value of the RSUs in accordance with its 2015 Plan was determined by using the grant date closing price of $19.48 per share and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2014	64,792	—	—	2.33	774
Granted during the year	76,251	—	—	—	1,722
Forfeited during the year	(1,374)	—	—	—	(31)

Outstanding as of December 31, 2014	139,669	—	—	1.82	2,465

Granted during the year	88,492	—	—	—	1,724
Vested during the year	(3,373)	—	—	—	(54)
Forfeited during the year	(7,820)	—	—	—	(149)

Outstanding as of December 31, 2015	216,968	—	—	1.38	3,986

SARs
Outstanding as of January 1, 2014	325,943	13.26	—	9.33	774
Granted during the year	286,746	24.00	—	—	1,722
Exercised during the year	(20,614)	13.26	26.89	—	(49)
Forfeited during the year	(1,722)	24.00	—	—	(10)

Outstanding as of December 31, 2014	590,353	18.45	—	8.78	2,437

Granted during the year	305,859	19.48	—	—	1,724
Expired during the year	(7,247)	15.98	—	—	(24)
Forfeited during the year	(15,737)	19.47	—	—	(81)

Outstanding as of December 31, 2015	873,228	18.81	—	8.28	4,056

As of December 31, 2015, 291,676 SARs have vested but not been exercised.

On April 1, 2015, GasLog Partners granted to its executives, Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”). The RCUs and PCUs will vest on March 31, 2018 subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th-75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

Awards	Number	Grant date	Fair value at grant date
RCUs	16,999	April 1, 2015	$24.12
PCUs	16,999	April 1, 2015	$24.12

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $24.12 per common unit and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the year	16,999	—	410

Outstanding as of December 31, 2015	16,999	2.25	410

PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the year	16,999	—	410

Outstanding as of December 31, 2015	16,999	2.25	410

The total expense recognized in respect of share-based compensation for the year ended December 31, 2015 was $2,872 (December 31, 2014: $1,856 and December 31, 2013: $493). The total accrued cash distribution as of December 31, 2015 is $81 (December 31, 2014: $0) and is included under “Other non-current liabilities”.

21. Commitments

(a) On December 31, 2014 and 2015 the Group had the following commitments as lessee relating to buildings under operating leases:

	As of December 31,
	2014	2015
Not later than one year	1,005	1,804
Later than one year and not later than three years	1,134	2,614
Later than three years and not later than five years	694	1,239
More than five years	1,154	778

Total operating lease commitment	3,987	6,435

The rental expense relating to operating leases for the year ended December 31, 2015 was $1,493 (December 31, 2014: $1,081 and December 31, 2013: $623).

(b) Commitments relating to the vessels under construction (Note 6) on December 31, 2014 and 2015 payable to Samsung and Hyundai were as follows:

	As of December 31,
	2014	2015
Not later than one year	239,285	720,753
Later than one year and not later than three years	1,437,433	566,750
Later than three years and not later than five years	—	163,600

Total vessel construction commitment	1,676,718	1,451,103

GasLog has issued performance guarantees in favor of Samsung and Hyundai for the outstanding commitments relating to the vessels under construction.

(c) Future gross minimum revenues upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2014 and December 31, 2015 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

	As of December 31,
	2014	2015
Not later than one year	356,320	399,093
Later than one year and not later than three years	639,118	679,971
Later than three years and not later than five years	472,672	449,594
Later than five years	156,710	277,653

Total future gross minimum charter hire	1,624,820	1,806,311

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2015 (Note 6). For these vessels, the following charter party agreements have been signed:

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

•

In April 2015, GAS-twenty two Ltd., GAS-twenty three Ltd. and GAS-twenty four Ltd. signed time charter agreements with a subsidiary of BG Group for the employment of the vessels for average initial terms of approximately 9.5 years, commencing mid-2018 and early 2019.

(d) Related to the acquisition of the six vessels from a subsidiary of BG Group in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from BG Group with an aggregate value of $8,000, of which depot spares with value $660 have been purchased and paid as of December 31, 2015 and are included in Tangible fixed assets (Note 6). The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(e) On November 2, 2015, following execution of a letter agreement between GasLog and MSL reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of December 31, 2015, the outstanding commitment is $2,673.

(f) Other Guarantees:

As of December 31, 2015, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250 (December 31, 2014: $1,250) to third parties relating to the satisfactory performance of its ship management activities;

•	$789 (December 31, 2014: $878) relating to the social security fund for Greek seamen; and

•

Bank guarantee of $10 (December 31, 2014: $10) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

22. Financial Risk Management

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

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. The Group uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2015, the Group has hedged 43.61% of its variable rate interest exposure relating to its existing loan facilities and the Bond by swapping the variable rate to a fixed rate (December 31, 2014: 53.90%).

The fair value of the interest rate swaps as of December 31, 2015 was estimated as a net liability of $16,561 (December 31, 2014: $15,444). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 24) amounting to $979 loss (December 31, 2014: $6,515 loss and December 31, 2013: $6,083 gain) was recognized directly in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swaps liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2015, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate and cross currency swaps would have amounted to approximately $3,349 (December 31, 2014: $4,405 and December 31, 2013: $4,520). This amount would have affected other comprehensive income by $1,483 (December 31, 2014: $2,192 and December 31, 2013: $1,526) and the loss on swaps by $1,866 (December 31, 2014: $2,213 and December 31, 2013: $2,994). During the year ended December 31, 2015, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $1,315 (December 31, 2014: $678 and December 31, 2013: $221).

Other price risk: The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group’s investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group has entered into cross currency swaps (Note 24) to hedge its currency exposure from the Bond. In addition, management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group’s sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased the Group’s profit and cash flows during the year ended December 31, 2015 by $7,813, based upon its expenses during the year (December 31, 2014: $6,893 and December 31, 2013: $4,118).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents and by having available adequate amounts of undrawn credit facilities. The Group is not significantly exposed to liquidity risk resulting from the commitments under the vessel construction contracts as bank facilities have been contracted to meet the obligations.

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

	Weighted average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Trade and other accounts payable		7,134	961	1,573	—	—	9,668
Due to related parties		181	—	—	—	—	181
Other payables and accruals*		3,065	29,167	1,235	—	—	33,467
Other non-current liabilities		—	—	—	—	977	977
Variable interest loans	2.71%	4,954	65,272	93,886	1,400,500	399,054	1,963,666
Bond		—	2,314	7,427	159,282	—	169,023

Total		15,334	97,714	104,121	1,559,782	400,031	2,176,982

December 31, 2015
Trade and other accounts payable		11,877	322	192	—	—	12,391
Due to related parties		163	—	—	—	—	163
Other payables and accruals*		7,584	28,370	971	—	—	36,925
Other non-current liabilities		—	—	—	518	760	1,278
Variable interest loans	2.97%	7,223	68,141	624,498	1,467,432	297,551	2,464,845
Bond		—	2,763	8,480	130,717	—	141,960

Total		26,847	99,596	634,141	1,598,667	298,311	2,657,562

*	Excludes Unearned revenue as it is not a financial liability.

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Group’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Interest rate swaps	540	3,010	10,693	3,954	(1,274)	16,923
Cross currency swaps	—	448	1,858	35,221	—	37,527

Total	540	3,458	12,551	39,175	(1,274)	54,450

December 31, 2015
Interest rate swaps	152	2,266	7,053	7,355	(47)	16,779
Cross currency swaps	—	883	3,102	53,960	—	57,945

Total	152	3,149	10,155	61,315	(47)	74,724

The Group expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end, the refinancing signed in February 2016 (Note 28), the proceeds from the sale and leaseback transaction completed in February 2016 (Note 28) and cash generated by operating activities. The Group expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2014	2015
Cash and cash equivalents	211,974	302,988
Short-term investments	28,103	6,000
Trade and other receivables	14,317	16,079
Dividends receivable and due from related parties	1,869	1,345
Restricted cash	22,826	62,718
Derivative financial instruments	1,174	61

For the year ended December 31, 2015, 83.1% of the Group’s revenue was earned from BG Group and 11.8% from Royal Dutch Shell plc (“Shell”). For the year ended December 31, 2014, 80.1% of the Group’s revenue was earned from BG Group and 11.7% from Shell and for the year ended December 31, 2013, approximately all of the Group’s revenue was mainly earned from BG Group and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparties. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2015. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counterparties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

23. Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders value.

The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is as follows:

	As of December 31,
	2014	2015
Borrowings, current portion	116,431	636,897
Borrowings, non-current portion	1,778,845	1,737,500

Total debt	1,895,276	2,374,397
Total equity	1,253,037	1,507,920

Total debt and equity	3,148,313	3,882,317

Gearing ratio	60.20%	61.16%

24. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of December 31,
	2014	2015
Derivative assets designated and effective as hedging instruments carried at fair value
Interest rate swaps	87	—
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,087	61

Total	1,174	61

Derivative financial instruments, non-current asset	1,174	61

Total	1,174	61

The fair value of the derivative liabilities is as follows:

	As of December 31,
	2014	2015
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,327	8,410
Cross currency swaps	35,282	56,152
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	8,291	8,212

Total	51,900	72,774

Derivative financial instruments, current liability	16,149	14,243
Derivative financial instruments, non-current liability	35,751	58,531

Total	51,900	72,774

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2014	December 31, 2015
GAS-two Ltd.	DNB Bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	31,667	—
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	31,667	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	69,485	65,074
GAS-nine Ltd.	CBA(2)	April 2014	Dec 2014	Dec 2019	2.23%	62,500	59,024
GAS-nine Ltd.	DNB Bank ASA	April 2014	Dec 2014	Dec 2019	2.24%	62,500	59,024
GAS-ten Ltd.	SEB(1)	April 2014	Feb 2015	Feb 2020	2.25%	62,500	59,893
GAS-ten Ltd.	ING Bank N.V.	May 2014	Feb 2015	Feb 2020	2.23%	62,500	59,893
GAS-fifteen Ltd.(3)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%/2.89%	93,330	86,660

						476,149	389,568

(1)	Skandinavinska Enskilda Banken AB (publ)

(2)	Commonwealth Bank of Australia

(3)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2015.

For the year ended December 31, 2015, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $7,279 loss has been recognized in Other comprehensive income (December 31, 2014: $9,885 loss, December 31, 2013: $2,459 gain). For the year ended December 31, 2015, a loss of $6,300, was recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expenses component of the hedge (December 31, 2014: $3,370 loss, December 31, 2013: $3,624 loss).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2014	December 31, 2015
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	41,684	39,263
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	41,684	39,263
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	13,416	12,636
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	13,416	12,636
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	13,416	12,636
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	13,416	12,636
GAS-one Ltd.(1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	68,516	64,095
GAS-one Ltd.(1)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	59,385	55,554
GAS-six Ltd.(1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	58,831	55,096
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	102,000	96,000
GAS-seven Ltd.(1)	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	34,000	32,000
GAS-two Ltd.(1)	CBA	Sept 2013	Feb 2014	April 2018	1.69%	31,667	28,333
GAS-two Ltd.(2)	DNB Bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	—	28,333
GAS-two Ltd.(2)	SEB	Sept 2013	Feb 2014	April 2018	1.66%	—	28,333

						491,431	516,814

(1)

During the year ended December 31, 2015, the amount of the cumulative loss from the period that these hedges were effective that was recycled to profit or loss was $1,129 (December 31, 2014: $6,641, including the effect from the interest rate swaps of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. terminated in 2014, December 31, 2013: $2,293).

(2)

In 2015, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the year ended December 31, 2015 was $161.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2015 amounted to a net loss of $149 (December 31, 2014: $7,873 loss, December 31, 2013: $19,829 gain), which was recognized against profit or loss in the period incurred and is included in Gain/(loss) on swaps. During the year ended December 31, 2015, the net loss of $149 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements

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

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2014	December 31, 2015
GasLog Ltd.	DNB Bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	27,871	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	27,871	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	27,871	27,871

						166,819	166,819

For the year ended December 31, 2015, the effective portion of changes in the fair value of CCSs amounting to a loss of $23,584 has been recognized in Other comprehensive income (December 31, 2014: $37,722 loss, December 31, 2013: $2,388 loss). For the year ended December 31, 2015, a loss of $2,714 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2014: $60 gain, December 31, 2013: $106 loss). Additionally, for the year ended December 31, 2015, a gain of $21,000, was recognized in Other comprehensive income in relation to the retranslation of the Bond in U.S. dollars as of December 31, 2015 (December 31, 2014: $31,106 gain, December 31, 2013: $972 gain).

An analysis of Gain/(loss) on swaps is as follows:

	For the year ended December 31,
	2013	2014	2015
Inception loss for cash flow hedges	(318)	—	—
Unrealized gain/(loss) on interest rate swaps held for trading	19,829	(7,873)	(149)
Realized loss on interest rate swaps held for trading	(5,729)	(10,310)	(8,904)
Recycled loss of cash flow hedges reclassified to profit or loss	(2,293)	(6,641)	(1,290)
Ineffective portion of cash flow hedges	9	37	11

Total	11,498	(24,787)	(10,332)

Fair value measurements

The fair value of the Group’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

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

25. Non-cash Items on Statements of Cash Flows

As of December 31, 2015, there were capital expenditures for vessels and vessels under construction of $12,576 that have not been paid during the year ended December 31, 2015 and were included in current liabilities (December 31, 2014: $7,999, December 31, 2013: $691, net receivable).

As of December 31, 2015, there were equity raising costs of $59 that have not been paid during the year ended December 31, 2015 and were included in current liabilities (December 31, 2014: $174, December 31, 2013: $0).

As of December 31, 2015, there were loan issuance costs of $247 that have not been paid during the year ended December 31, 2015 and were included in current liabilities (December 31, 2014: $903, December 31, 2013: $2,494).

26. Taxation

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

The Group did not qualify for this exemption for the three years ended December 31, 2015; however, the effect on the results is insignificant.

27. Earnings per share (“EPS”)

Basic earnings per share was calculated by dividing the net profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31,
	2013	2014	2015
Basic earnings per share
Profit for the year attributable to owners of the Group	56,929	42,161	10,829
Less: Dividends on preferred stock	—	—	7,379

Profit for the year available to owners of the Group	56,929	42,161	3,450
Weighted average number of shares outstanding, basic	62,863,665	78,633,820	80,496,314

Basic earnings per share	0.91	0.54	0.04

Diluted earnings per share
Profit for the year available to owners of the Group used in the calculation of diluted EPS	56,929	42,161	3,450
Weighted average number of shares outstanding, basic	62,863,665	78,633,820	80,496,314
Dilutive potential ordinary shares	—	166,372	114,106

Weighted average number of shares used in the calculation of diluted EPS	62,863,665	78,800,192	80,610,420

Diluted earnings per share	0.91	0.54	0.04

The Group excluded the dilutive effect of 576,014 SARs and 83,751 RSUs in calculating diluted EPS for the year ended December 31, 2015, as they were anti-dilutive (December 31, 2014: 285,024 SARs and 74,877 RSUs).

28. Subsequent Events

On February 18, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on five of its contracted vessels of up to $576,500 (the “Five Vessel Refinancing”) for debt maturities which were due in 2016 and 2017. It is comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Five Vessel Refinancing are the GasLog-owned Methane Lydon Volney and Methane Becki Anne and the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with a subsidiary of Mitsui Co. Ltd. (“Mitsui”) for the sale and leaseback of the Methane Julia Louise. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. GasLog Partners retains its option to purchase the special purpose entity that controls the charter revenues of this vessel. This entity, together with the revenues from the charter, continues to be eligible for dropdown into GasLog Partners. The vessel remains on its eleven year charter with MSL. This transaction does not meet the held for sale classification criteria under IFRS 5 Non-current assets held for sale. Following the completion of this transaction, the outstanding debt of GAS-twenty six Ltd. of $230,000 was prepaid.

In connection to the aforementioned sale and leaseback transaction, GasLog entered into a consulting agreement with Unisea Maritime (Note 19), under the terms of which GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (incurred in line with the Group policies). The brokerage commission fee was paid in advance for the full 20-year period of the bareboat charter, discounted to the date of the agreement at an annual discount rate of 7.5%.

On February 24, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share paid on March 17, 2016 to shareholders of record as of March 7, 2016.

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21,000 maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd. (Note 12), provided GasLog has an executed guarantee or letter of credit with a minimum duration of six months. In connection to this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21,000 each. The bank guarantees bear interest at a margin and are available for a period of up to two years. Consequently, $42,000 was reclassified from Restricted cash to Cash and cash equivalents.

[THIS PAGE INTENTIONALLY LEFT BLANK]