Form 20-F
period 2016-12-31
GasLog Ltd.
filed 2017-03-01
CIK 1534126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2016, there were 80,561,353 common shares of the Company’s common stock outstanding and 4,600,000 Series A Preference shares.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).      Yes ☒ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	“Shell” refers to Royal Dutch Shell plc or any one or more of its subsidiaries;

•	“BG Group” refers to BG Group plc. BG Group was acquired by Shell on February 15, 2016;

•	“MSL” refers to Methane Services Limited, a subsidiary of BG Group and a subsidiary of Shell;

•	“Samsung” refers to Samsung Heavy Industries Co. Ltd. or any one or more of its subsidiaries;

•	“Hyundai” refers to Hyundai Heavy Industries Co., Ltd. or any one or more of its subsidiaries;

•	“Total” refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total plc;

•	“Centrica” refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;

•	“Egypt LNG” refers to Egypt LNG Shipping Ltd;

•	“the Cool Pool” refers to The Cool Pool Limited;

•	“Ceres Shipping” refers to Ceres Shipping Ltd.;

•	“NYSE” refers to the New York Stock Exchange; and “SEC” refers to the U.S. Securities and Exchange Commission;

•	“dollars” and “$” refers to, and amounts are presented in, U.S. dollars;

•	“cbm” refers to cubic meters;

•	“Dynagas” refers to Dynagas Ltd. and “Golar” refers to Golar LNG Ltd.; and

•	“Mitsui” refers to Mitsui Co., Ltd. and “Lepta Shipping” refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers;

•	continued low prices for crude oil and petroleum products and volatility in gas prices;

•	our ability to enter into time charters with new and existing customers;

•	increased exposure to spot market and fluctuations in spot charter rates;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, dry-docking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•

our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	our ability to retain key employees and the availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents summary consolidated financial and other data of GasLog for each of the five years in the five-year period ended December 31, 2016. The summary consolidated financial data of GasLog as of December 31, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, is derived from our audited consolidated financial statements included in “Item 18. Financial Statements”. The selected consolidated financial data as of December 31, 2012, 2013 and 2014, and for the years ended December 31, 2012 and 2013, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars, except share and per share data)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Revenues	$68,542	$157,240	$328,679	$415,078	$466,059
Vessel operating and supervision costs	(14,354)	(32,058)	(70,732)	(98,552)	(112,632)
Voyage expenses and commissions	(292)	(2,861)	(7,738)	(14,290)	(15,184)
Depreciation	(13,065)	(29,322)	(70,695)	(106,641)	(122,957)
General and administrative expenses	(20,380)	(21,598)	(34,154)	(41,282)	(38,642)

Profit from operations	20,451	71,401	145,360	154,313	176,644

Financial costs	(11,670)	(27,851)	(71,579)	(91,956)	(137,316)
Financial income	1,174	411	274	427	720
(Loss)/gain on swaps	(6,783)	11,498	(24,787)	(10,332)	(13,419)
Share of profit of associate	1,078	1,470	1,497	1,216	1,422

Total other expenses, net	(16,201)	(14,472)	(94,595)	(100,645)	(148,593)

Profit for the year	$4,250	$56,929	$50,765	$53,668	$28,051

Profit/(loss) attributable to owners of the Group	$4,250	$56,929	$42,161	$10,829	$(21,486)
Profit attributable to non-controlling interest	$—	$—	$8,604	$42,839	$49,537
Earnings/(loss) per share, basic and diluted(1)	$0.07	$0.91	$0.54	$0.04	$(0.39)
Weighted average number of shares, basic(1)	56,093,775	62,863,665	78,633,820	80,496,314	80,534,702
Weighted average number of shares, diluted(1)	56,695,519	62,863,665	78,800,192	80,610,420	80,534,702
Dividends declared per common share(1)	$0.11	$0.45	$0.50	$0.56	$0.56
Dividends declared per preference share	$—	$—	$—	$1.60	$2.19

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$110,978	$103,798	$211,974	$302,988	$227,024
Short-term investments	104,674	4,500	28,103	6,000	18,000
Restricted cash	—	—	22,826	62,718	42
Investment in associate and joint venture(2)	6,856	6,326	6,603	6,274	6,265
Tangible fixed assets(3)	426,880	1,529,720	2,809,517	3,400,270	3,889,047
Vessels under construction	217,322	120,295	142,776	178,405	96,356
Vessel held under finance lease	—	—	—	—	222,004
Total assets	908,768	1,816,679	3,269,971	4,039,621	4,515,164
Borrowings, current portion	25,753	100,320	116,431	636,987	147,448
Borrowings, non-current portion	228,515	1,014,754	1,778,845	1,737,500	2,504,578
Finance lease liability, current portion	—	—	—	—	5,946
Finance lease liability, non-current portion	—	—	—	—	214,455
Share capital(1)	629	629	810	810	810
Preference shares	—	—	—	46	46
Equity attributable to owners of the Group	603,271	639,533	929,391	1,001,674	945,643
Non-controlling interest	—	—	323,646	506,246	564,039
Total equity	603,271	639,533	1,253,037	1,507,920	1,509,682

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
CONSOLIDATED CASH FLOW DATA
Net cash provided by operating activities	$24,918	$86,745	$148,288	$161,579	$256,532
Net cash used in investing activities	(212,621)	(935,516)	(1,386,656)	(704,052)	(771,242)
Net cash provided by financing activities	278,811	840,481	1,346,762	634,317	439,766

	Year Ended December 31,
	2012	2013	2014	2015	2016
FLEET DATA(4)
Number of managed ships at end of period	14	20	21	22	25
Average number of managed ships during period	14.0	16.9	20.0	21.7	23.6
Number of owned ships at end of period	2	8	16	19	22
Average number of owned ships during period	2.0	5.0	12.4	18.2	19.8
Average age of owned ships (years)	2.5	1.7	4.4	5.2	5.1
Total calendar days for owned and bareboat fleet	732	1,832	4,520	6,638	7,568
Total operating days for owned and bareboat fleet(5)	732	1,808	4,392	6,097	7,439

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(6)	$34,594	$102,193	$217,552	$262,170	$301,023
Adjusted EBITDA(6)	34,047	101,617	217,172	262,969	302,386
Capital expenditures:
Payments for fixed assets	110,765	1,038,153	1,364,283	728,446	761,513
Common share dividend declared(2)	6,915	28,288	39,840	45,078	45,101
Preference share dividend declared	—	—	—	7,379	10,063

(1)	Gives effect to the 238-for-1 share split effected on March 13, 2012.

(2)

Consists of our 25.0% ownership interest in Egypt LNG and our 33.33% ownership interest in the Cool Pool. On October 1, 2015, GasLog, Dynagas and Golar signed a LNG carrier pooling agreement to establish the Cool Pool to market their vessels, which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements. The Cool Pool was incorporated in September 2015.

(3)

Includes delivered ships (including dry-docking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

(4)

Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2016 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, Shell, Egypt LNG and Lepta Shipping that are operating under our management.

(5)

The operating days for our owned and bareboat fleet are the total number of days in a given period that the vessels (including the Methane Julia Louise, our vessel on a bareboat charter) were in our possession less the total number of days off-hire not recoverable from the insurers. In 2016, operating days include 1,185 days for our vessels operating in the Cool Pool. We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

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

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
Profit for the year	$4,250	$56,929	$50,765	$53,668	$28,051
Depreciation	13,065	29,322	70,695	106,641	122,957
Financial costs	11,670	27,851	71,579	91,956	137,316
Financial income	(1,174)	(411)	(274)	(427)	(720)
Loss/(gain) on swaps	6,783	(11,498)	24,787	10,332	13,419

EBITDA	34,594	102,193	217,552	262,170	301,023

Foreign exchange (gains)/losses, net	(547)	(576)	(380)	799	1,363

Adjusted EBITDA	$34,047	$101,617	$217,172	$262,969	$302,386

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2016:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2016
(in thousands of U.S. dollars)
Debt:(1)
Borrowings, current portion(2)	$147,448
Borrowings, non-current portion(2)	2,504,578
Finance lease liability, current portion(2)	5,946
Finance lease liability, non-current portion(2)	214,455

Total debt	2,872,427

Equity:
Preference shares(3)	46
Share capital(3)	810
Contributed surplus	966,974
Reserves	10,160
Treasury shares(3)	(10,861)
Accumulated deficit	(21,486)
Non-controlling interest	564,039

Total equity	1,509,682

Total capitalization	$4,382,109

(1)

Our indebtedness, other than our NOK bonds, or the “Bonds”, is secured by mortgages on our owned ships and is guaranteed by the Company or a combination of the Company and GasLog Partners, in the case of the Partnership’s indebtedness. The Bonds (the carrying amount of which, net of unamortized financing costs and unamortized premium as of December 31, 2016, is $133.53 million) are unsecured. Borrowings presented do not include our scheduled debt payments since December 31, 2016 totaling $40.95 million. See “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

(2)	Borrowings presented at December 31, 2016, are shown net of $47.98 million of loan issuance costs and premium that are being amortized over the term of the respective borrowings.

(3)

Does not include any shares that may be issued under the Company’s 2013 Omnibus Incentive Compensation Plan. At December 31, 2016, our share capital consisted of 80,561,353 issued and outstanding common shares, 431,773 treasury shares issued and 4,600,000 Preference Shares issued and outstanding.

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

Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	continued low prices for crude oil and petroleum products and volatility in gas prices;

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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

•	any significant explosion, spill or other incident involving a LNG facility or carrier;

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

In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions,

which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. Any continued period of low oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil.

Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

If the anticipated improvement of charter market conditions does not materialise, we may have difficulty in securing charters at attractive rates and durations on our ships when we are seeking a new charter. Such a failure may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. See “—Risks Related to Our Business—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships.”

A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects, results of operations and cash flows.

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

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices could adversely affect demand or price for LNG shipping. In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions.

Given the significant global natural gas and crude oil price volatility as referenced above, a continuation of volatility in natural gas or oil prices may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as a result of, among other things:

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

We are seeking to enter into time charter contracts for, (i) the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem, which operate in the Cool Pool, and (ii) the GasLog Skagen, which operates on a seasonal contract (i.e., employed for seven months and available to accept other charters for five months per year). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, and upon any expansion of our fleet of owned ships beyond our contracted newbuildings. One of our principal objectives is to enter into additional long-term, fixed-rate charters. In addition, we may seek to expand the customer base for our ship management services. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during 2016, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for those vessels in the Cool Pool. As of December 31, 2016, we had a total of 1,978 open vessel days during 2017, including 1,825 days for the five vessels operating in the Cool Pool.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipated exports beginning in early 2016 have driven significant ordering activity. As of December 31, 2016, the LNG carrier order book totalled 115 vessels, and the delivered fleet stood at 417 vessels. This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

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

The charter rates, asset value and operational life of a LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers and the older technology of our steam-powered (“Steam”) vessels, as well as any vessels with older technology which we acquire, could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

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

Although we carry protection and indemnity, hull and machinery and loss of hire and delay insurance covering our owned ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. Similarly, although we carry ship manager insurance in connection with our management of third-party ships, we can give no assurance that such insurance will adequately insure us against all risks associated with our ship management services, that our insurers will pay a particular claim or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

The required dry-docking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.

Dry-dockings of our owned ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such dry-dockings or in the costs of any repairs carried out during the dry-dockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to dry-dock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs during the dry-docking is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. During the year ended December 31, 2016, the dry-dockings of the Methane Rita Andrea and the Methane Jane Elizabeth (ships owned by GasLog Partners) were completed. The dry-dockings of the remainder of our vessels are expected to be carried out between 2018 and 2021.

We may experience operational problems with vessels that reduce revenue and increase costs.

LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our shareholders.

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

GasLog LNG Services, our vessels’ management company, and a substantial number of its staff are located in Greece. The current economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, there can be no assurance that these plans will be effective in all circumstances.

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

If we cannot meet our charterers’ quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuous increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from a LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention”.

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

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in the Middle East and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving a LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

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

On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To

implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran’s energy and petrochemical sectors described above, including, among other things, certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its obligations under the nuclear agreement.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the UK Modern Slavery Act 2015, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, GasLog has invested in, and intends to continue to invest in, reasonably necessary resources to comply with evolving standards.

The Modern Slavery Act 2015 requires any commercial organization that carries on a business or part of a business in the UK which both (i) supplies goods or services, and (ii) has an annual worldwide turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or state that it has taken no such steps. The UK Secretary of State may enforce the duty to prepare a slavery and human trafficking statement by means of civil proceedings against the organization concerned. To the extent that we are found to be non-compliant, whether with or without our knowledge, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

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

Our owned fleet consists of 22 LNG carriers that are in operation (including the nine LNG carriers owned by GasLog Partners) and five newbuildings on order. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our 22 LNG carriers in operation. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows, including cash available for dividends to our shareholders.

We depend upon one customer for nearly all of our revenues. This customer was recently acquired by another energy company which could impact our ability to maintain our relationship with this customer. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have historically derived nearly all of our revenues from one customer, MSL, a subsidiary of BG Group and a subsidiary of Shell. For the year ended December 31, 2016, MSL and other subsidiaries of Shell accounted for 84.30% and 10.66% of our revenues, respectively. Following the delivery of our five new LNG carriers on order, MSL will continue to be a key customer, as three of our newbuildings will be chartered to MSL upon delivery for a total of 19 owned vessels chartered to MSL. Although MSL’s contractual obligations under the charter agreements are not impacted by the acquisition, we cannot provide assurance that we will be able to maintain the same business relationship with MSL following its integration into Shell. In addition, the combination of BG Group and Shell has increased our customer concentration because all of our on the water vessels that are on multi-year contracts are now chartered to subsidiaries of Shell. Furthermore, we could lose a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If our customer terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. Our revenues would also be impacted if MSL terminates or is unable to perform under our ship management contracts.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our charterers have the right to terminate a ship’s time charter in certain circumstances, such as:

•	loss of the ship or damage to it beyond repair;

•

if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period;

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

We rely exclusively on cash flow generated from charters for our LNG vessels and management of third party LNG vessels. Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Our contracts for the five newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our five contracted newbuildings are scheduled to be delivered to us on various dates between 2018 and 2019. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

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

We must make substantial capital expenditures to acquire the five newbuildings we have on order and any additional ships we may acquire in the future.

We are obligated to make substantial capital expenditures to fund our commitments for the five newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates between 2018 and 2019. As of December 31, 2016, the total remaining balance of the contract prices for the five vessels was $0.95 billion, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel will come due upon its delivery to us from the shipyard. We intend to fund these commitments with the undrawn $664.03 million under the financing agreement we entered into on October 16, 2015 (the “October 2015 Facility”), available cash and cash from operations.

To the extent that we are unable to draw down the amounts committed under our credit facilities, whether due to our failure to comply with the terms of such facilities or the lenders’ failure to fund the committed amounts, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our five contracted newbuildings. In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

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

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full.

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis or, in the case of the GasLog Partners’ $450.0 million credit facility, or the “GasLog Partners Credit Facility”, to GasLog Partners and its subsidiaries on a consolidated basis, or in the case of the credit facility provided under the credit agreement entered into on February 18, 2016 to refinance the existing indebtedness on five of our contracted vessels of up to $576.50 million, or the “Five Vessel Refinancing”, to us and our subsidiaries on a consolidated basis and to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners financial covenants);

•	total indebtedness divided by our total assets must not exceed 75.0% (in the case of the GasLog Partners financial covenants, must be less than 60.0%);

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•

the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million ($15.0 million under the GasLog Partners financial covenants);

•

being permitted to pay dividends, provided that unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (in the case of the GasLog Partners financial covenants, being permitted to pay dividends subject to no event of default having occurred or resulting from such payment); and

•	market value adjusted net worth must be not less than $350.0 million (not included in the GasLog Partners financial covenants).

In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120.0% (in the case of the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter and in the case of the Five Vessel Refinancing,

115.0% until the maturity of the junior tranche and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Further, GasLog has two NOK denominated bonds which also impose specified financial covenants that apply to it and its subsidiaries on a consolidated basis. Under the NOK denominated bond agreement signed on June 25, 2013, between GasLog Ltd. and the bond trustee, as amended, or the “2018 Bond Agreement”, GasLog is required to comply with the following financial covenants:

•	GasLog’s total indebtedness divided by its total assets must not exceed 75.0%;

•	the ratio of EBITDA over GasLog’s debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of GasLog’s total indebtedness and $20.0 million after the first drawdown; and

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million.

The 2018 Bond Agreement also includes a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of GasLog’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50.0% of GasLog’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, GasLog is permitted to make Distributions up to an aggregate maximum per share, for the years 2016, 2017 and 2018 of $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such distribution. The 2018 Bond Agreement also prohibits GasLog from providing any debt or committed debt availability to GasLog Partners in excess of $75.0 million.

Under the NOK denominated bond agreement signed on June 22, 2016, between GasLog Ltd. and the bond trustee, as amended, or the “2021 Bond Agreement”, GasLog is required to comply with the following financial covenants:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million;

•

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, the 2021 Bond Agreement includes a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of GasLog’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year, 50% of GasLog’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted Distributions pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of GasLog shall not include any profits related to the sale of assets (and consequently any such profits related to such profits shall not form the basis for Distributions). Under the 2021 Bond Agreement GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2016, 2017, 2018, 2019, 2020 and 2021 of $1.00/share, $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions.

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

The significant global natural gas and crude oil price volatility, amongst other factors referenced above, have in turn led to a significant shortening of the average duration of spot charters fixed during 2016, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the five vessels in the Cool Pool. As of December 31, 2016, we had a total of 1,978 open vessel days during 2017, including 1,825 days for the five vessels operating in the Cool Pool. A failure to obtain charters at acceptable rates on these vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants later in 2017, particularly the required ratio of EBITDA to debt service and the minimum cash requirement.

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

As of December 31, 2016, we had an aggregate of $2.65 billion of indebtedness outstanding under our credit agreements and Bonds, of which $147.45 million was repayable within one year, and a $220.40 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $5.95 million was repayable within one year. As of December 31, 2016 there was an undrawn available capacity of $88.4 million under the revolving facility of the credit agreement we entered into on July 19, 2016 to refinance the existing indebtedness on eight of our on-the-water vessels of up to $1,050.0 million (the “Legacy Facility Refinancing”). In addition, there is one loan facility with an aggregate undrawn amount of $664.03 million available that will be used to finance a portion of the contract price of four of our five newbuildings on their delivery. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

We intend to pay regular quarterly dividends. The declaration and payment of any dividend (including cumulative dividends payable with respect to our Preference Shares) is subject to the discretion of our board of directors and the requirements of Bermuda law. The timing and amount of any dividend or redemption payments will be dependent on our earnings, financial condition, cash requirements and availability, restrictions in our debt agreements, the provisions of Bermuda law and other factors. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends or to redeem our Preference Shares will vary based upon, among other things:

•

general LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	our ability to comply with the specified financial covenants in our loan facilities and the Bonds and as corporate guarantor for certain loan facilities on a consolidated basis;

•	our ability to obtain new charters for our vessels at favourable rates;

•	the charter hire payments we obtain from our charters as well as our ability to re-charter the vessels and the rates obtained upon the expiration of our existing charters;

•	our fleet expansion and associated uses of our cash as well as any financing requirements;

•	the due performance by our charterers of their obligations;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance, as well as the costs of repairs, maintenance or modifications of our ships;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our ships;

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

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of February 27, 2017, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 27.57% equity interest (including our 2.0% general partner interest) as well as all of the incentive distribution rights. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $14.08 million as of December 31, 2016. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In addition, we are exposed to a market risk relating to fluctuations in interest rates because our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate,

or “LIBOR”. Significant increases in LIBOR could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders and ability to service our debt. We use interest rate swaps to reduce our exposure to interest rate risk, and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2016, we had 15 interest rate swaps in place with a notional amount of $870.0 million. The changes in the fair value of the 15 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

As of December 31, 2016, we had six Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the Bonds. As of December 31, 2016, the six CCSs had a notional amount of $159.05 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly euros and British Pounds Sterling). As of December 31, 2016, we had 36 forward foreign exchange contracts in place with an aggregate notional amount of €43.2 million and 12 with an aggregate notional amount of £6.2 million. The changes in the fair value of these 48 contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

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

We currently own a 25.0% stake in Egypt LNG, an entity whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with MSL. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continued to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up. The Methane Nile Eagle was re-activated on October 15, 2016.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates may result in a reduction in demand for our securities resulting from other relatively more attractive investment opportunities and may cause the trading price of our securities to decline.

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

Our Preference Shares are subordinated to all of our existing and future indebtedness. During the year ended December 31, 2016, we had an average of $2.45 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or on a parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

Entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own approximately 40% of our issued and outstanding common shares. As a result of shareholding, Mr. Livanos can effectively control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different from yours.

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

We do not currently qualify for a tax treaty exemption or a statutory tax exemption, and therefore we are subject to the 4% U.S. Federal income tax described above. We do not expect any resulting U.S. tax liability to be material or materially reduce the earnings available for distribution to our shareholders for the fiscal years ended December 31, 2016 and December 31, 2017. For 2016, the U.S. source gross transportation tax was $0.30 million. Changes to our business could change this expectation and in such circumstances we may attempt to qualify for the exemption from tax under Section 883. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

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

Our company and its founders have a long history in shipping and in LNG carriers. Our largest shareholder is Ceres Shipping, whose founding family’s shipping activities commenced more than 100 years ago and who is currently controlled by our Chairman, Peter G. Livanos. The late Mr. George P. Livanos, father of our current Chairman, established the predecessor to Ceres Shipping. Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services, as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. For a description of our historical and current capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

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

On May 12, 2014, our subsidiary GasLog Partners completed an IPO of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in net proceeds of $186.03 million. GasLog Partners is a Marshall Islands master limited partnership formed by us to own and operate LNG carriers under long-term charters. Its common units representing limited partner interests are traded on the NYSE under the ticker symbol “GLOP”. Concurrently with the initial public offering, GasLog Partners acquired a 100.0% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to us from the offering proceeds. In addition to the cash consideration of $65.70 million paid to us, GasLog Partners used the $186.03 million net proceeds of its IPO to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.0 million was retained by GasLog Partners for general corporate purposes.

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

On April 7, 2015, GasLog completed a public offering of 4,600,000 Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share and priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.65 million to be used for general corporate purposes. The Preference Shares are listed on the New York Stock Exchange under the symbol “GLOG PR A”.

On June 26, 2015, GasLog Partners completed a follow-on public offering of 7,500,000 common units at an offering price of $23.90 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $171.83 million. The Partnership used the proceeds from the public offering to partially finance the acquisition from GasLog of 100.0% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. The acquisition closed on July 1, 2015.

On August 5, 2016, GasLog Partners completed a follow-on public offering of 2,750,000 common units at an offering price of $19.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $52.30 million. The Partnership used the proceeds from the public offering to partially finance the acquisition from GasLog of 100.0% of the ownership interests in GAS-seven Ltd., the entity that owns the GasLog Seattle. The acquisition closed on November 1, 2016.

On January 27, 2017, GasLog Partners completed a follow-on public offering of 3,750,000 common units at an offering price of $20.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $75.49 million. On February 24, 2017, GasLog Partners issued additional 120,000 common units in relation to the exercise of the underwriters’ overallotment option resulting in additional net proceeds of $2.44 million. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital.

As of February 27, 2017, GasLog holds a 27.57% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership’s partnership agreement, or the “Partnership Agreement”, GasLog, has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements. The Group’s control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group’s control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

As described elsewhere herein, GasLog Partners holds options to acquire from GasLog an additional seven vessels and GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL). In general, we would expect the exercise of these options to be beneficial to GasLog, as it can be expected to reduce our consolidated indebtedness and, if GasLog Partners increases its per unit distributions, increase the return on our incentive distribution rights (although our common unit interest will be diluted by any GasLog Partners equity issuance). GasLog Partners will determine whether, and when, to exercise any of the options and rights that it holds. The timing of those decisions will depend in part on the price and availability of debt and equity financing to GasLog Partners. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with GasLog Partners—Omnibus Agreement”.

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

As of February 27, 2017, the Cool Pool consists of 18 modern high quality and essentially equivalent vessels powered by tri-fuel diesel electric (“TFDE”) propulsion technology. The three owners’ vessels eligible for participation in the Cool Pool are as follows: GasLog: five vessels; Dynagas: three vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels. The Cool Pool focuses on charters of 12 months’ duration or less. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool.

We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

B. Business Overview

Overview

We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned fleet consists of 27 owned LNG carriers, including 22 ships on the water and five LNG carriers on order at two of the world’s leading LNG shipbuilders, Samsung and Hyundai. This includes nine LNG carriers in operation that are owned by our NYSE-listed subsidiary GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. We currently manage and operate 24 LNG carriers including 12 of our wholly owned ships in operation (one is managed by a subsidiary of Shell), the nine ships contributed or sold to the Partnership, one ship owned by Shell, one additional LNG carrier in which we have a 25.0% interest and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. We are also supervising the construction of our newbuildings. We have secured multi-year time and seasonal time charter contracts for eight of our owned ships, the nine ships owned by the Partnership, our five newbuildings on order and the one vessel secured under a long-term bareboat charter with Lepta Shipping. As of December 31, 2016, these contracts are expected to provide total contracted revenues of $3.57 billion during their initial terms, which expire between 2018 and 2029.

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

Each of our 27 owned LNG carriers is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world. All but three of the LNG carriers in our owned fleet are of the same specifications (in groups of ten, eight and six ships), which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our five contracted newbuildings, our owned fleet will have an average age of 6.3 years, making it one of the youngest in the industry. By comparison, as of December 31, 2016, the average age for the global fleet of LNG carriers, including LNG carriers of all sizes, was 11.9 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. As the sole technical manager of BG Group’s owned fleet of LNG carriers for over 15 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers, which is evidenced by our safety performance and the limited off-hire days of the 24 ships currently operating under our management.

In 2015 we began to develop a floating LNG storage and regasification unit (“FSRU”) strategy and signed two front-end engineering design (“FEED”) studies with Keppel Offshore and Marine Ltd. for the potential conversion of both a Steam and TFDE vessel from our existing fleet. On December 5, 2016 we announced that Keppel Shipyard Limited had begun ordering the long lead items required for the conversion of a GasLog or Gaslog Partners LNG carrier to a FSRU. In addition, on December 22, 2016 we announced that a wholly owned subsidiary of GasLog has entered into a sale and purchase agreement to acquire a 20% shareholding in Gastrade S.A (“Gastrade”). Gastrade is licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure. The acquisition of the 20% shareholding in Gastrade closed on February 9, 2017.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of February 27, 2017:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Savannah	2010	155,000	Spot Market(3)	TFDE	N/A	N/A
2	GasLog Singapore	2010	155,000	Spot Market(3)	TFDE	N/A	N/A
3	GasLog Skagen	2013	155,000	Shell	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market(3)	TFDE	N/A	N/A
5	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
6	GasLog Saratoga	2014	155,000	Spot Market(3)	TFDE	N/A	N/A
7	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023-2025
8	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
9	GasLog Salem	2015	155,000	Spot Market(3)	TFDE	N/A	N/A
10	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
11	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
12	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
13	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031

The following table presents information about GasLog Partners’ fleet and their associated time charters as of February 27, 2017:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(5)	2021-2026
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
5	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025
6	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022-2024
7	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025
8	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022-2024
9	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025

Bareboat Vessel

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Julia Louise(6)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)	Indicates the expiration of the initial term.

(2)

The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from five to ten years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterers of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney have the option to extend the charters for two consecutive periods of three or four years each plus or minus 30 days, and each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period and shall follow in direct continuation of the then preceding period. No such nominations have been made in respect of the GasLog Shanghai and the GasLog Santiago. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration.

(3)	Vessels operating in the spot market that participate in the Cool Pool. See “Item 4. Information of the Company—A. History and Development of the Company.”

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(5)

Pursuant to the agreement signed with MSL on April 21, 2015, with respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

(6)

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year- charter with MSL, a subsidiary of Shell.

Newbuilds

Vessel Name		Expected Delivery(1)	Cargo Capacity (cbm)	Charterer	Propulsion(2)	Charter Expiration(3)	Optional Period(4)
1	Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027	2030-2033
2	Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029	2032-2035
3	Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028	2031-2034
4	Hull No. 2801	Q1 2018	174,000	Total	LP-2S	2025	2028
5	Hull No. 2212	Q2 2019	180,000	Centrica	LP-2S	2026	2028-2032

(1)	Expected delivery quarters are presented.

(2)	References to “LP-2S” refer to dual-fuel two-stroke engine propulsion.

(3)	Indicates the expiration of the initial term.

(4)

The charterer of Hulls No. 2130, No. 2131 and No. 2800 has the right to extend each of the charters by two consecutive periods of three years each, provided that the charterer provides us with advance notice of declaration. The charterer of Hull No. 2801 has the right to extend the charter by a three-year period. The charterer of Hull No. 2212 has the right to extend the charter by three consecutive periods of two years each at the charterer’s option.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, GasLog Partners has the option to purchase from us: (i) the Solaris, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by her charterer, (ii) the Methane Lydon Volney within 36 months after the closing of GasLog Partners’ IPO on May 12, 2014 which option will expire in May 2017 if not extended, and (iii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and the right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of its acquisition by GasLog on March 31, 2015. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

The key characteristics of our current owned fleet include the following:

•

each ship is sized at between approximately 145,000 cbm and 180,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world, and minimizes excess LNG boil-off;

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

•

each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

upon delivery of the last of our five contracted newbuildings in 2019, our owned fleet will have an average age of 6.3 years, making it one of the youngest in the industry, compared to a current average age of 11.9 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2016.

In addition to our owned fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer’s option. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continued to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up. The Methane Nile Eagle was re-activated on October 15, 2016.

We continually evaluate short and long-term charter opportunities for our vessels, including the newbuildings for which we do not currently have charters fixed. Our discussions with potential charterers are at various stages of advancement; however, we cannot provide assurance that we will conclude any particular charter or, if concluded, the charter rate that will apply.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for three LNG carriers owned by third parties (including the bareboat vessel) in addition to management of the 21 LNG carriers currently operating in our owned fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

The following table provides information about our managed ships:

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	GasLog Ownership	Ship Owner
1	Methane Kari Elin	2004	138,000	Steam	—	MSL
2	Methane Nile Eagle(1)	2007	145,000	Steam	25.0%	Egypt LNG(1)
3	Methane Julia Louise	2010	170,000	TFDE	—	Lepta Shipping

(1)

The Methane Nile Eagle is owned by Egypt LNG in which we indirectly hold a 25.0% equity interest. BG Asia Pacific Pte. Limited, a subsidiary of Shell, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25.0% and 50.0% equity interests, respectively, in Egypt LNG.

Ship Time Charters

We provide the services of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

We entered into four master time charters with MSL that established the general terms under which the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Greece, the Gaslog Glasgow, the GasLog Geneva and the GasLog Gibraltar and the three newbuildings identified by Hull numbers 2130, 2131 and 2800 will be chartered to MSL. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter. For the six vessels acquired from MSL in 2014, the two vessels acquired in 2015 and the GasLog Savannah we entered into separate time charters for each vessel.

We have entered into maiden voyage time charter agreements and time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the Solaris will be chartered to Shell.

The GasLog Chelsea, the GasLog Saratoga, the GasLog Salem, the GasLog Singapore and the GasLog Savannah are operating in the Cool Pool and from time to time enter into short-term time charters.

We have entered into time charter agreements with Total establishing the terms under which Hull No. 2801 will be chartered to Total; and with Centrica establishing the terms under which Hull No. 2212 will be chartered to Centrica.

The following discussion describes the material terms of the time charters for our owned ships.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen began upon delivery of the ships and will terminate in 2018, 2018, 2018 and 2021, respectively. The charter for the GasLog Skagen provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months. The charterer has options to extend the terms of the charters as follows: for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, for up to eight years; for the GasLog Skagen for up to 10 years (on the seasonal charter basis); in each case at specified hire rates. The options to extend have not been exercised by the charterer with respect to the GasLog Shanghai and the GasLog Santiago.

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

The initial term of the time charter for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023 respectively. For the GasLog Greece and the GasLog Glasgow MSL has option to extend the terms of the charters for up to five years and for the GasLog Geneva and the GasLog Gibraltar MSL has the option to extend the terms of the charters for up to 8 years.

Our time charters to MSL for Hull No. 2130 and Hull No. 2800 will begin three and 14 months, respectively, after the delivery of the vessels in 2018 and for Hull No. 2131 will begin five months after the delivery of the vessel in 2019. The initial charter terms for the ships will terminate for one ship in 2027, one ship in 2028 and one ship in 2029. MSL has options to extend terms of the charters for Hulls No. 2130, 2131 and 2800 for two consecutive periods of three years each, all at specified hire rates.

The initial term of the time charter for the GasLog Seattle and the Solaris began upon delivery of the ships following an initial period during which the ships operated under maiden voyage time charters, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ships. The time charters for the GasLog Seattle and the Solaris will terminate in 2020 and 2021, respectively. In each case, Shell has options to extend the charter terms for periods ranging from five to ten years at specified hire rates.

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

Our time charter to Total for Hull No. 2801 will begin upon delivery of the vessel in 2018. The initial charter term will terminate in 2025. Total has the option to extend the term of the charter by a three-year period at the charterer’s option at a specified hire rate.

Our time charter to Centrica for Hull No. 2212 will begin upon delivery of the vessel in 2019. The initial charter term will terminate in 2026. Centrica has the option to extend the term of the charter by three consecutive periods of two years each at the charterer’s option.

The terms and period for fixtures of the GasLog Singapore, the GasLog Savannah, the GasLog Chelsea, the GasLog Saratoga and the GasLog Salem vary from charter to charter, as is the nature of trading in the spot market.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below) plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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

•

Under the third method, the hire rate for an initial period of up to two years, at the charterer’s option, will be set at the prevailing market rate for a comparable ship, subject to a cap and a floor. Following such initial period, the hire rate will be calculated based on three components—a capital cost component, an operating cost component and a ship management fee. The capital cost component is a fixed daily amount, which will increase by a specified amount during any option period. The daily amount of the operating cost component, which is intended to fully pass-through to the charterer the costs of operating the ship, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the ship. Dry-docking expenses are budgeted in advance and are reimbursed by the charterers immediately following a dry-docking. The ship management fee is a daily amount set in line with industry practice for fees charged by ship managers and is intended to compensate us for management of the ship.

The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter. We have had no instances of hire rate reductions since the first two of our owned ships commenced operations in 2010.

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems. We have obtained loss of hire insurance to protect us against loss of income as a result of a ship being off-hire. See “—Risk of Loss, Insurance and Risk Management—Loss of Hire Insurance”.

All ships are dry-docked at least once every five years as required by the ship’s classification society for a special survey. Our ships are considered to be off-hire under our time charters during such periods.

Termination and Cancellation

Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

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

The Cool Pool

Five of our vessels are operating as part of the Cool Pool established in October 2015, with Dynagas and Golar. The Cool Pool was established to market certain of each company’s vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

As of February 27, 2017, the Cool Pool consists of 18 modern high quality and essentially equivalent vessels powered by fuel efficient TFDE propulsion technology. The three owners’ vessels eligible for participation in the Cool Pool are as follows: GasLog: five vessels; Dynagas: three vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels.

The Cool Pool focuses on charters of 12 months’ duration or less. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool.

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

The Bareboat Charter

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its 11 year charter with MSL.

Shipbuilding Contracts

We have entered into shipbuilding contracts with Samsung and Hyundai in respect of three and two newbuildings, respectively, which have an aggregate contract price of approximately $1.04 billion. As of December 31, 2016, the outstanding balance in the aggregate was $0.95 billion, which will be paid in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2016, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2016(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	$63,656
Amounts due in one to three years	883,276

Total	$946,932

(1)	Amounts do not reflect installments of $10.36 million paid in 2017.

The shipbuilding contracts provide for the five newbuildings to be delivered and ready for immediate operation on various dates in 2018 through 2019. The shipbuilding contracts require Samsung and Hyundai to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

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

Ship Management Services and Construction Supervision

Management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned fleet, through GasLog LNG Services we provide technical ship management services for a fleet of three ships, which consists of one ship we manage on behalf of MSL, the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest and the Methane Julia Louise, which we lease from Lepta Shipping. During the year ended December 31, 2016, ship management services provided to external customers accounted for approximately 0.40% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuildings through GasLog LNG Services. We have employees on-site in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of the three LNG carriers in Shell’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung.

Technical and Operational Management

Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations, including crewing, training, employing armed guards for transport in certain high-risk areas, insurance, maintenance and repair, procurement of supplies and equipment, regulatory and classification compliance and HSSE management and reporting, as well as dry-docking under certain charters, for our owned fleet (with the exception of the Solaris) and for the three ships in our managed fleet not owned by us. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities. In the case of ships owned by Shell, Egypt LNG and Lepta Shipping, the crewing and other operational costs are fully passed-through to the ship owner, and for our technical management services the customers pay us a management fee per ship per month.

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

The terms of our ship management agreements and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice, and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner’s sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically. Under our ship management agreements with Shell, in some circumstances Shell would be obligated to reimburse us for certain crew support and severance costs incurred as a result of a termination of the ship management agreement by Shell.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem we operate in the spot market that covers short-term charters of one year or less.

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

Seagoing and Shore-Based Employees

As of December 31, 2016 we had 173 full-time employees and contractors based in our offices in Greece, Monaco, London, New York, Singapore or the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,340 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shore-based personnel. We intend to focus our seafaring hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2016, our retention rate was 95% for senior seagoing officers, 98% for other seagoing officers and 99% for shore staff.

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

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special survey.

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

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessel as of December 31, 2016:

Ship Name	Dry-docking and Special Survey
GasLog Shanghai	2017
GasLog Skagen	2018
GasLog Seattle	2018
GasLog Santiago	2018
GasLog Sydney	2018
Solaris	2019
Methane Lydon Volney	2019
GasLog Saratoga	2019
GasLog Savannah	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Julia Louise	2020
GasLog Chelsea	2020
Methane Alison Victoria	2020
GasLog Singapore	2020
Methane Becki Anne	2020
GasLog Salem	2020
Methane Rita Andrea(*)	2021
Methane Jane Elizabeth(*)	2021
GasLog Greece	2021
GasLog Glasgow	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
Hull No. 2130	2023
Hull No. 2800	2023
Hull No. 2801	2023
Hull No. 2131	2024
Hull No. 2212	2024

(*)	The Methane Rita Andrea and the Methane Jane Elizabeth carried out their initial dry-dockings in our fleet in April 2016 and March 2016, respectively.

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

Loss of Hire Insurance/Delay Insurance

We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also have in place delay insurance which, like loss of hire, covers all of our owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The policy has a deductible of two days with a maximum of 12 days (which brings it in line with the loss of hire deductible of 14 days) and a daily rate per vessel of $40,000 for our wholly owned vessels or the hire rate agreed as per the loss of hire insurance policy for the Partnership’s vessels.

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

Safety Performance

We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2016, GasLog’s fleet experienced one lost time injury.

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

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expenses and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation of our insurance coverage reduction.

We believe that our ships operate in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our ships have an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability.

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

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. Federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our owned ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

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

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. These VGP requirements also are the subject of litigation by certain environmental groups seeking more stringent ballast water requirements. In addition, the VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. water. We have submitted NOIs for all of our delivered ships and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a significant impact on our operations.

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

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS”, became effective. The rule requires installation of Coast Guard approved BWMS (none of which have received full approval by the Coast Guard to date) by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met earlier in 2016, and the convention will become effective on September 8, 2017. While we believe that our delivered ships comply with existing requirements, when these new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

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

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. Requirements to monitor, report and verify carbon dioxide emissions from vessels calling to EU ports are under contemplation for adoption by the European Parliament. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any new treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

C. Organizational Structure

GasLog is a holding company incorporated in Bermuda. As of February 27, 2017, it has 42 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus and England and Wales. Of our subsidiaries, 27 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 31 are wholly owned by us and 11 are 27.57% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 18 LNG carriers, including 13 ships in operation, three LNG carriers on order at Samsung and two LNG carriers on order at Hyundai. GasLog is also the general and controlling partner in GasLog Partners, which owns nine LNG carriers, and GasLog has leased back one vessel sold to Lepta Shipping in February 2016, for a period of up to 20 years. We currently manage and operate 24 LNG carriers including 12 of our wholly owned vessels in operation (one is managed by a subsidiary of Shell), the nine ships contributed or sold to the Partnership, the bareboat vessel, one ship owned by MSL and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for eight of our operating ships, the nine ships owned by the Partnership, the bareboat vessel and our five newbuildings on order, while five of our ships are operating in the spot/short-term market. As of December 31, 2016 these contracts are expected to provide total contracted revenue of $3.6 billion during their initial terms, which expire between 2018 and 2029.

We also have a 25.0% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

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

Known Trends

As referenced in the Risk Factors above, global crude oil prices have been depressed since 2014. This has in turn applied downward pressure on natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future.

In the shorter-term shipping market in the fourth quarter 2016, brokers reported that spot rates in the Atlantic Basin increased to approximately $45,000 per day, with one end of year fixture reported above $50,000. The catalyst was greater ton-mile demand with many cargoes going from the U.S. to Asia through the Panama Canal. Spot charter terms have also improved with round trip economics now seen on some short term voyages. In the Pacific Basin, reported rates were lower at around $38,000 per day than the Atlantic, largely due to the greater availability of vessels during the period.

During the fourth quarter of 2016, U.S. natural gas prices increased 30% to $4 per million British thermal units (“mmbtu”). However, Northeast Asian LNG prices rose by 60% to approximately $10 per mmbtu due to a cold start to winter in key demand centers such as Japan, China and Korea. Destination flexibility allowed offtakers to send more LNG cargos to Asia, which increased ton-mile demand. For 2016 in total, there were approximately 275 short term fixtures, an increase of more than 50% over 2015. Whilst it is too early to predict a sustained recovery we believe that fundamentals continue to point to a recovery, through 2017 and beyond.

In the longer term, there remain uncertainties in the legacy of several years of low oil prices: oil may undermine natural gas as a fuel for power generation, although natural gas may in turn become more attractive than coal, nuclear and renewables. Amidst this uncertainty, some production companies have announced delays or cancellations of previously-announced LNG projects that, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years. And although there is broad market consensus that LNG ship demand is expected to outstrip ship supply over the next few years, delays to start up or unexpected downtime of LNG supply projects may reduce demand and increase supply. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

Depending on prevailing LNG charter market conditions, we may have difficulty in securing renewed or new charters at attractive rates and durations on ships when their multi-year charters expire. Such a failure could adversely affect our future liquidity, results of operations and cash flows, including cash available for dividends to shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. However, in 2017, we expect projects coming onstream will add approximately 25 million tonnes (annualized, mtpa) of new liquefaction capacity in both Australia and the U.S., and a further ~100 mtpa from 2018 to 2020. Although much of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity are being noted and we continue to see a future shortfall of vessels that will be required for the Australian and U.S. projects that have taken final investment decision (“FID”).

In the fourth quarter 2016, there were several announcements which highlighted continued growth of LNG supply and shipping demand. BP committed to purchase 100% of the LNG produced by ENI’s Coral South Floating LNG (“FLNG”) facility. The facility is expected to be installed offshore Mozambique and to have a capacity of approximately 3.3 million tonnes per annum (“mtpa”). This commitment allowed ENI to authorize development of the project. BP also announced an investment of approximately $1 billion to develop gas reserves offshore Mauritania and Senegal and to create a new LNG hub in Africa. PETRONAS’ 1.2 mtpa Malaysian FLNG facility was one of eight LNG liquefaction projects that successfully came online in 2016 (others include Sabine Pass, Australia Pacific, Gladstone and Gorgon). Total announced a $207 million investment in Tellurian’s Driftwood LNG project. Finally, the rising LNG supply in the quarter was slightly offset by a supply outage at Chevron’s Gorgon facility where Train 1 was shut down for maintenance.

During the quarter, there were also several announcements for new FSRUs. These projects continue the trend of new and existing importing nations selecting FSRUs, which are typically quicker to market and more flexible than land-based terminals.

Global Energy Infrastructure Limited signed a 20-year FSRU charter for its LNG import project in Port Qasim, Pakistan. This will be the third FSRU in Port Qasim, demonstrating the growing demand in the region. The CI-GNL (Ivory Coast LNG) consortium led by Total was awarded the rights to build and operate a 3 mtpa FSRU in the Ivory Coast. The Brazilian gas-to-power Porto de Sergipe Project took FID. In connection with the FID, the project’s sponsor entered into a 25-year FSRU charter agreement. Also in the quarter, Turkey chartered its first FSRU, the GDF Suez Neptune, from the French utility company Engie. There were seven new FSRU awards during the year, a significant increase on previous years, demonstrating the growing demand for offshore re-gasification infrastructure. This compares to around 20 existing FSRU projects in operation around the world today.

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

Principal Components of Revenues and Expenses

Revenues

Our revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship’s operating costs, we may be entitled to receive additional revenues under those charters. Under some of the other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant cost increases. See “Item 4. Information on the Company—B. Business Overview—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

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

The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2016 for (a) the eight ships in our wholly owned fleet, the nine ships in the GasLog Partners’ fleet and the bareboat vessel for which we have secured time charters and (b) our five newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after December 31, 2016. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga, the GasLog Salem and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2016

	For the Year Ending December 31,
	2017	2018	2019	2020	2021-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$474.70	$465.83	$486.50	$444.43	$1,699.98	$3,571.44
Total contracted days(1)	6,387	6,258	6,463	5,738	20,805	45,651
Total available days(2)	8,365	9,216	9,918	9,978	90,625	128,102
Total unfixed days(3)	1,978	2,958	3,455	4,240	69,820	82,451
Percentage of total contracted days/total available days	76.35%	67.90%	65.16%	57.51%	22.96%	35.64%

(1)

Reflects time charter revenues and contracted days for eight of our wholly owned ships, the nine ships owned by the Partnership, the bareboat vessel, and our five newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(2)

Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

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

Vessel Operating and Supervision Costs

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, including dry-docking, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. Our charters contain provisions that significantly reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

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

Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers consumption represents mainly bunkers consumed during vessels’ unemployment and off-hire.

Furthermore, in relation to the vessels participating in the Cool Pool, voyage expenses and commissions include the net allocation from the pool which represents GasLog’s share of the net revenues earned from the other pool participants’ vessels less the other participants’ share of the net revenues earned by GasLog’s vessels included in the pool. Each participant’s share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Depreciation

The majority of our consolidated depreciation expenses relate to the cost of our ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”), and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life. We review scrap rates on an annual basis.

We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship’s first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship’s cost is depreciated over five years, in case of new ships, and until the next dry-docking for secondhand ships, unless we determine to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written off immediately.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with share-based compensation, rent, utilities, travel expenses, legal expenses, other professional services and consultants, training for crew familiarization and other advisor costs.

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities, Bonds and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. For a description of our credit facilities, including our loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

Interest expense and the amortization of loan issuance costs that relate directly to a specific loan to finance a LNG carrier under construction and are incurred during the construction period are capitalized as part of the cost of the ship. Otherwise, interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the swaps at their inception, the ineffective portion of changes in the fair value of the swaps that meet hedge accounting criteria, net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on interest rate swaps in our consolidated statements of profit or loss.

Share of Profit of Associate

The share of profit of associate consists of our share of profits from our 25.0% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

	Year ended December 31,
	2015	2016	Change
Amounts are in thousands of U.S. Dollars
Revenues	$415,078	$466,059	$50,981
Vessel operating and supervision costs	(98,552)	(112,632)	(14,080)
Voyage expenses and commissions	(14,290)	(15,184)	(894)
Depreciation	(106,641)	(122,957)	(16,316)
General and administrative expenses.	(41,282)	(38,642)	2,640

Profit from operations	154,313	176,644	22,331

Financial costs	(91,956)	(137,316)	(45,360)
Financial income	427	720	293
Loss on swaps	(10,332)	(13,419)	(3,087)
Share of profit of associate	1,216	1,422	206

Total other expenses, net	(100,645)	(148,593)	(47,948)

Profit for the year	53,668	28,051	(25,617)

Non-controlling interest	42,839	49,537	6,698

Profit/(loss) attributable to owners of the Group	$10,829	$(21,486)	$(32,315)

During the year ended December 31, 2016, we had an average of 20.7 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 7,439 operating days and an average of 23.6 ships operating under our technical management (including 19.7 of our owned and bareboat ships). During the year ended December 31, 2015, we had an average of 18.2 ships operating in our owned fleet having 6,097 operating days and an average of 21.7 ships operating under our technical management (including 17.2 of our owned ships).

Revenues: Revenues increased by 12.28%, or $50.98 million, from $415.08 million during the year ended December 31, 2015 to $466.06 million during the year ended December 31, 2016. The increase is mainly attributable to an increase in revenues of $66.08 million due to the full operation of the Methane Becki Anne and the Methane Julia Louise which were both acquired from BG Group on March 31, 2015 and the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively. These acquisitions and deliveries resulted in an increase in operating days. There was also an increase in revenues of $8.97 million caused mainly by the fewer off-hire days due to scheduled dry-dockings of our vessels in 2016 as compared to 2015. These increases in revenues were partially offset by a decrease of $24.68 million due to the expiration of two charter party agreements in 2016 and a decrease of $1.25 million in earnings from our vessels operating in the spot market, mitigated by a net increase of $2.62 million in revenues from the remaining vessels. The daily hire rate for the year ended December 31, 2015 was $67,650 as compared to $62,400 for the year ended December 31, 2016 affected by the decline in the spot market. There was also a decrease of $0.76 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties following the acquisition of the two vessels from BG Group.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs increased by 14.29%, or $14.08 million, from $98.55 million during the year ended December 31, 2015, to $112.63 million during the year ended December 31, 2016. The increase is primarily attributable to the increase in our fleet in the year ended December 31, 2016 compared to 2015, as described above, combined with an increase in scheduled technical maintenance expenses such as scheduled main engine overhaulings, various planned repairs, as well as other regulatory periodical certifications, partially offset by decreased vessels’ tax and crew social contributions. As a result, the average daily operating cost per vessel increased from $14,847 per day in 2015 to $15,253 per day in 2016.

Voyage Expenses and Commissions: Voyage and commission expenses increased by 6.23%, or $0.89 million, from $14.29 million during the year ended December 31, 2015, to $15.18 million during the year ended December 31, 2016. The increase was mainly attributable to the increased operating days in the year ended December 31, 2016 affecting the commissions on revenue.

Depreciation: Depreciation increased by 15.30%, or $16.32 million, from $106.64 million during the year ended December 31, 2015, to $122.96 million during the year ended December 31, 2016. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2016, compared to 2015.

General and Administrative Expenses: General and administrative expenses decreased by 6.40%, or $2.64 million, from $41.28 million during the year ended December 31, 2015, to $38.64 million during the year ended December 31, 2016. The decrease is mainly attributable to a decrease of $4.21 million in legal fees and other professional services relating mainly to consultancy fees recorded in 2015, which was partially offset by an increase of $1.00 million in non-cash share-based compensation expense and an increase of $0.55 million in net foreign exchange losses.

Financial Costs: Financial costs increased by 49.33%, or $45.36 million, from $91.96 million during the year ended December 31, 2015, to $137.32 million during the year ended December 31, 2016. The increase is attributable to (a) an increase of $23.79 million in the amortization of deferred loan fees, mainly driven by (i) a write-off of $18.21 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing, (ii) a $1.84 million write-off of unamortized bond fees and premium as a result of the re-purchase and cancellation of NOK 588 million of bonds in June 2016, (iii) an increase of $2.51 million in the refinanced loan facilities and Bonds and (iv) an increase of $1.23 million in the facilities drawn during 2016, (b) an increase of $8.63 million in interest expense on loans, Bonds and cash flow hedges, (c) an increase of $9.37 million due to finance lease charges in 2016, (d) a loss of $2.12 million arising upon the re-purchase of the NOK 588 million of bonds at a premium in June 2016 and (e) an increase of $1.45 million in other financial costs. During the year ended December 31, 2016, we had an average of $2,452.88 million of outstanding indebtedness, with a weighted average interest rate of 3.54%, while during the year ended December 31, 2015, we had an average of $2,362.58 million of outstanding indebtedness having an aggregate weighted average interest rate of 3.32%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on Bonds and CCSs.

Loss on Swaps: Loss on swaps increased by 29.91%, or $3.09 million, from $10.33 million for the year ended December 31, 2015, to $13.42 million for the year ended December 31, 2016. The increase in loss is mainly attributable to an increase of $22.22 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps which were terminated in 2016, offset by a decrease of $18.68 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, which reflected a gain of $18.53 million for the year ended December 31, 2016 as compared to a loss of $0.15 million for the year ended December 31, 2015 and a decrease of $0.47 million in realized loss from interest rate swaps held for trading.

Profit for the Year: Profit decreased by 47.74%, or $25.62 million, from $53.67 million for the year ended December 31, 2015, to $28.05 million for the year ended December 31, 2016 as a result of the aforementioned factors.

Profit/(Loss) Attributable to Owners of the Group: Profit attributable to owners of the Group decreased by $32.32 million, from a profit of $10.83 million for the year ended December 31, 2015, to a loss of $21.49 million for the year ended December 31, 2016. The decrease in profit attributable to owners of the Group was a result of the aforementioned factors and was also affected by the increase in profit attributable to the non-controlling interest (non-controlling unitholders of GasLog Partners) pursuant to the dropdowns of three vessels to GasLog Partners in July 2015 and one more vessel in November 2016.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

	Year ended December 31,
	2014	2015	Change
Amounts are in thousands of U.S. Dollars
Revenues	$328,679	$415,078	$86,399
Vessel operating and supervision costs	(70,732)	(98,552)	(27,820)
Voyage expenses and commissions	(7,738)	(14,290)	(6,552)
Depreciation	(70,695)	(106,641)	(35,946)
General and administrative expenses	(34,154)	(41,282)	(7,128)

Profit from operations	145,360	154,313	8,953

Financial costs	(71,579)	(91,956)	(20,377)
Financial income	274	427	153
Loss on swaps	(24,787)	(10,332)	14,455
Share of profit of associate	1,497	1,216	(281)

Total other expenses, net	(94,595)	(100,645)	(6,050)

Profit for the year	50,765	53,668	2,903

Non-controlling interest	8,604	42,839	34,235

Profit attributable to owners of the Group	$42,161	$10,829	$(31,332)

During the year ended December 31, 2015, we had an average of 18.2 ships operating in our owned fleet having 6,097 operating days and an average of 21.7 ships operating under our technical management (including 17.2 of our owned ships). During the year ended December 31, 2014, we had an average of 12.4 ships operating in our owned fleet having 4,392 operating days and an average of 20.0 ships operating under our technical management (including our 11.9 owned ships).

Revenues: Revenues increased by 26.29%, or $86.40 million, from $328.68 million during the year ended December 31, 2014 to $415.08 million during the year ended December 31, 2015. The increase is mainly attributable to an increase in revenues by $122.02 million due to the full operation of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria which were acquired from BG Group in April 2014 and June 2014, the acquisition of the Methane Becki Anne and the Methane Julia Louise which were both acquired from BG Group on March 31, 2015 and the deliveries of the Solaris, the GasLog Saratoga, and the GasLog Salem on June 30, 2014, December 16, 2014 and April 30, 2015, respectively. These acquisitions and deliveries resulted in an increase in operating days. The increase in revenues was partially offset by a decrease of $13.61 million in earnings of a vessel operating in the spot market and a decrease of $6.71 million in revenues from all other vessels, as well as a decrease in revenues of $10.20 million caused mainly by the off-hire days due to the dry-dockings of our vessels in 2015, as opposed to only one in 2014. The daily hire rate for the year ended December 31, 2014 was $73,081 as compared to $67,650 for the year ended December 31, 2015 affected by the decline in the spot market. There was also a decrease of $5.10 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties following the acquisition of the eight vessels from BG Group and the termination of a project with another customer.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs increased by 39.33%, or $27.82 million, from $70.73 million during the year ended December 31, 2014, to $98.55 million during the year ended December 31, 2015. The increase is primarily attributable to the increase in our fleet in the year ended December 31, 2015 compared to 2014, as described above and increased technical maintenance expenses mainly due to repairs undertaken during eight dry-dockings in 2015, as opposed to only one in 2014, partially offset by the decreased average daily operating cost per vessel from $15,649 per day in 2014 to $14,847 per day in 2015, reflecting the favorable movement of the EUR/USD exchange rate affecting mainly crew wages.

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

Financial Costs: Financial costs increased by 28.47%, or $20.38 million, from $71.58 million during the year ended December 31, 2014, to $91.96 million during the year ended December 31, 2015. The increase is mainly attributable to an increase of $26.31 million in interest expense on loans, Bonds and realized loss on cash flow hedges. During the year ended December 31, 2015, we had an average of $2,362.58 million of outstanding indebtedness, including the Bonds, having an aggregate weighted average interest rate of 3.32%, and during the year ended December 31, 2014, we had an average of $1,613.50 million of outstanding indebtedness with a weighted average interest rate of 3.26%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on Bonds and CCSs.

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

Customers

For the year ended December 31, 2016, we received 94.97% of our revenues from Shell, 4.98% of our revenues from various charterers in the spot/short-term market and 0.05% of our revenues from Egypt LNG. For the year ended December 31, 2015, we received 83.14% of our revenues from BG Group, 11.76% of our revenues from Shell, 4.96% of our revenues from the spot/short-term market and 0.14% of our revenues from Egypt LNG. BG Group was acquired by Shell on February 15, 2016.

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

B. Liquidity and Capital Resources

As of December 31, 2016, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from the 2014, 2015 and 2016 follow-on equity offerings and the private placements, operating cash flows and long-term financings including bank loans and bond offerings. Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns, if any.

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

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. We have entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the Bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the Bonds. Refer to Note 25 to our audited consolidated financial statements included elsewhere in this annual report for details on our swap arrangements.

As of December 31, 2016, we had $227.02 million of cash and cash equivalents, of which $58.25 million was held in time deposits and $0.84 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management. Moreover, as of December 31, 2016, we had $18.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of December 31, 2016, we had an aggregate of $2.65 billion of indebtedness outstanding under our credit agreements and Bonds, of which $147.45 million was repayable within one year, and a $220.40 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $5.95 million was repayable within one year.

As of December 31, 2016, we had available amounts not yet drawn of $664.03 million under our debt financing agreement signed in October 2015 to partially finance the delivery of eight newbuildings, since the relevant funds shall be drawn upon the deliveries of four of our remaining newbuildings, expected in 2018 and 2019. Additionally, there was an undrawn amount of $88.36 million under the revolving facility of the Legacy Facility Refinancing, which is available to be drawn and repaid at any time until January 2021 and July 2021, respectively.

The total contract price for our five newbuildings on order as of December 31, 2016, is approximately $1.04 billion, of which $91.38 million was paid as of December 31, 2016. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the five newbuildings on various dates in 2018 and 2019. As of December 31, 2016, the total remaining balance of the contract prices for the five newbuildings was $0.95 billion of which $63.66 million is due within 12 months that will be funded with existing undrawn debt, available cash, cash from operations and other financings we may enter into.

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

As of December 31, 2016, our current assets totaled $270.26 million while current liabilities totaled $262.84 million, resulting in a positive working capital position of $7.42 million.

Cash Flows

Year ended December 31, 2015 compared to the year ended December 31, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2015	2016
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$161,579	$256,532
Net cash used in investing activities	(704,052)	(771,242)
Net cash provided by financing activities	634,317	439,766

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $94.95 million, from $161.58 million during the year ended December 31, 2015, to $256.53 million during the year ended December 31, 2016. The increase was due to an increase of $57.14 million in revenue collections, a decrease of $50.08 million in payments for cash collaterals, a decrease of $0.13 million in cash paid for interest and a decrease of $0.47 million in realized losses on interest rate swaps held for trading, which were partially offset by an increase of $7.94 million in payments for general and administrative expenses, operating expenses and inventories and an increase of $4.93 million in payments to ship management creditors.

Net Cash Used In Investing Activities

Net cash used in investing activities increased by $67.19 million, from $704.05 million during the year ended December 31, 2015, to $771.24 million during the year ended December 31, 2016. The increase is mainly attributable to an increase of $33.07 million in payments for the construction costs of newbuildings, the acquisition of secondhand vessels and other fixed assets, a net decrease of $34.42 million in short-term investments and a decrease of $0.12 million in dividends and return of contributed capital received from Egypt LNG, which were partially offset by an increase of $0.36 million in cash from interest income.

Net Cash Provided By Financing Activities

Net cash provided by financing activities decreased by $194.55 million, from $634.32 million during the year ended December 31, 2015, to $439.77 million during the year ended December 31, 2016. The decrease is mainly attributable to an increase in bank loan repayments of $1,879.87 million, a decrease of $231.52 million in proceeds from equity offerings (the net proceeds from GasLog Partners’ public offerings decreased by $120.14 million, while in 2015 we also received $111.38 million net proceeds from GasLog’s Preference Shares issuance), payments of $34.11 million for CCS termination/modification and the re-purchase of NOK 588 million of bonds in June 2016, an increase of $18.16 million in payments of loan issuance costs, an increase of $14.68 million in dividend payments and net payments of $4.83 million related to the termination of our interest rate swap agreements and entering into new agreements in 2016, which were partially offset by an increase of $1,668.32 million in proceeds from our borrowings, proceeds of $217.00 million from the sale and leaseback of the Methane Julia Louise, an increase of $102.61 million from the release of restricted cash and a decrease of $1.40 million in payments of equity raising costs.

Year ended December 31, 2014 compared to the year ended December 31, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2014	2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$148,288	$161,579
Net cash used in investing activities	(1,386,656)	(704,052)
Net cash provided by financing activities.	1,346,762	634,317

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

Net Cash Used In Investing Activities

Net cash used in investing activities decreased by $682.61 million, from $1,386.66 million during the year ended December 31, 2014, to $704.05 million during the year ended December 31, 2015. The decrease is mainly attributable to a $637.16 million decrease in payments for the construction costs of newbuildings and the acquisition of secondhand vessels, the net decrease in payments for short-term investments of $46.02 million and a $0.71 million increase in dividends received from Egypt LNG, partially offset by an increase of $1.32 million in payments for other tangible assets relating mainly to depot spares.

Net Cash Provided By Financing Activities

Net cash provided by financing activities decreased by $712.44 million, from $1,346.76 million during the year ended December 31, 2014, to $634.32 million during the year ended December 31, 2015. The decrease is mainly attributable to a decrease of $874.47 million in proceeds from our borrowings, a decrease of $349.07 million in proceeds from equity offerings (in 2014, we received net proceeds of $310.24 million from the public offerings and private placement completed in January and April 2014 and $323.09 million from GasLog Partners’ initial public offering; in 2015, we received net proceeds of $111.38 million from the preference shares issuance and $172.88 million from GasLog Partners’ public offering), an increase in restricted cash of $17.07 million, an increase of $37.39 million in dividend payments, an increase in payments of loan issuance costs of $3.47 million partially offset by a decrease in bank loan repayments of $553.24 million, a $13.22 million decrease in payments of treasury shares and a decrease of $2.84 million in payments of equity raising costs.

Credit Facilities

The following summarizes certain terms of the five outstanding facilities as of December 31, 2016:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
GasLog Partners Credit Facility	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ) and BNP Paribas (GasLog Partners Credit Facility)	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$405.0 million	n/a	LIBOR + applicable margin	2019	12 consecutive quarterly installments of $5.63 million and a balloon payment of $337.5 million together with the final quarterly installment in November 2019.

October 2015 Facility

Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank

GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (Hull 2130), GAS-twenty three Ltd. (Hull 2131), GAS-twenty four Ltd. (Hull 2800) and GAS-twenty five Ltd. (Hull 2801)

			$635.78 million	$644.03 million	LIBOR + applicable margin	2028(1)

19 consecutive semi-annual installments of $11.54 million, 20 consecutive semi-annual installments of $11.38 million, a balloon payment due in 2026 of $121.36 million and thereafter 4 consecutive semi-annual installments of $16.86 million until October 2028.

Five Vessel Refinancing (Senior Facility)	ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-eighteen Ltd. (Methane Lydon Volney), GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elizabeth), GAS- twenty one Ltd. (Methane Heather Sally, GAS-twenty seven Ltd. (Methane Becki Anne)	$383.13 million	n/a	LIBOR + applicable margin	2021

18 consecutive quarterly installments of $6.16 million, 17 consecutive quarterly installments of $1.77 million and a balloon payment of $242.11 million together with the final quarterly installments in April 2021.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Five Vessel Refinancing (Junior Facility)	ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia and ING Bank N.V.	GAS-eighteen Ltd. (Methane Lydon Volney), GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elizabeth), GAS- twenty one Ltd. (Methane Heather Sally, GAS-twenty seven Ltd. (Methane Becki Anne)	$179.75 million	n/a	LIBOR + applicable margin (variable)	2018	Bullet repayment of 179.75 million due in April 2018 without intermediate payments.

Legacy Facility Refinancing	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-one Ltd. (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-six Ltd. (GasLog Skagen), GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris) and GAS-nine Ltd. (GasLog Saratoga), GAS-ten Ltd. (GasLog Salem), GAS-fifteen Ltd. (GasLog Chelsea)	Term loan facility: $950.0 million, Revolving facility: $11.64 million	$88.36 million	LIBOR + applicable margin	2021

Term loan facility: 9 semi-annual installments of $29.17 million each and a balloon repayment of $687.50 million in July 2021. Revolving facility: Available for drawing and repayment at any time until January 2021 and July 2021, respectively. Total revolving facility amount of $100.0 million.

(1)	Maturity regarding drawn amounts only.

Our credit facilities are secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers (and in addition second priorty mortgages in the case of the Five Vessel Refinancing);

•

guarantees from us and our subsidiary GasLog Carriers Ltd., in the case of the GasLog Partners Credit Facility guarantees from GasLog Partners and GasLog Partners Holdings LLC, in the case of the Five Vessel Refinancing guarantee from us, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, in the case of the Legacy Facility Refinancing guarantee from us, guarantees up to the value of the commitments relating to the GasLog Seattle from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

•	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and

•	for certain of our facilities, a first or second priority assignment of all earnings and insurances related to the ship owned by the respective borrower.

Our business is not subject to seasonal borrowing requirements.

Covenants and Events of Default

General

Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts;

•	change the manager of our ships;

•	undergo a change in ownership; or

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our credit facilities (with the exception of the GasLog Partners Credit Facility) also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	our total indebtedness divided by our total assets must not exceed 75.0%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of our total indebtedness and $50.0 million after the first drawdown;

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

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120.0% (in the case of the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter and in the case of the Five Vessel Refinancing, 115.0% until the maturity of the junior tranche and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2016.

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

The GasLog Partners Credit Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the GasLog Partners Credit Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, not less than 120.0% of the then outstanding amount under the applicable facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The GasLog Partners Credit Facility and the Five Vessel Refinancing also impose certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2016.

Senior Unsecured Notes

On June 27, 2013, we issued a NOK 500 million bond under the 2018 Bond Agreement (or $83.21 million based on the exchange rate on June 27, 2013) that will mature on June 27, 2018. On May 2, 2014, we closed a follow-on issue of NOK 500.0 million bond under the 2018 Bond Agreement (or $83.61 million based on the exchange rate on closing date) at a premium of $4.18 million (based on the exchange rate on closing date). On June 27, 2016, we repurchased and cancelled NOK 588.0 million (or $70.68 million) of the outstanding bonds under the 2018 Bond Agreement at a price of 103% of par value. The total outstanding balance under the 2018 Bond Agreement, after the follow-on issue and the partial repurchase, amounts to NOK 412.0 million.

The bonds under the 2018 Bond Agreement bear interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount under the 2018 Bond Agreement, net of unamortized financing costs and premium, as of December 31, 2016 was $48.19 million. We may redeem the aforementioned bonds in whole or in part as follows: (a) with settlement date at any time from June 27, 2016 to but not including June 27, 2017 at 105.0% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.0% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

Under the 2018 Bond Agreement we are required to comply with the financial covenants listed below:

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

In addition, we are not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of our shares or undertake other similar transactions (including, but not limited to, total return swaps related to our shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to our shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50.0% of our consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). In the amendment to the 2018 Bond Agreement signed in November 2014, certain covenants were revised in order to reflect our growth and the anticipated growth of GasLog Partners. Under the amended agreement, (a) notwithstanding the restriction on Distributions described above, we are permitted to make Distributions up to an aggregate maximum per share, for the years 2016, 2017 and 2018 of $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the Distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such Distribution, (b) the amount of debt or committed debt availability that we provide to GasLog Partners cannot exceed $75.0 million and (c) we agreed to pay a one-time fee of 1.0% of the face value of the bonds.

On June 27, 2016, GasLog completed the issuance of NOK 750 million of new senior unsecured bonds under the 2021 Bond Agreement (equivalent to $90.2 million) in the Norwegian bond market. The bonds will mature in May 2021 and bear interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the bonds under the 2021 Bond Agreement, net of unamortized financing costs, as of December 31, 2016 was $85.35 million. We may redeem the aforementioned bonds in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.0% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.5% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.0% of par plus accrued interests on redeemed amount.

Under the 2021 Bond Agreement we are required to comply with the financial covenants listed below:

•	net working capital (excluding the current portion of long-term debt) must not be less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations as defined in the 2021 Bond Agreement (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must not be less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown; and

•	the Group’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, we are not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of the Group’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year, 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted Distributions pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of the Group shall not include any profits related to the sale of assets (and consequently any such profits related to such profits shall not form the basis for Distributions). Under the 2021 Bond Agreement, GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2016, 2017, 2018, 2019, 2020 and 2021 of $1.00/share, $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions.

Compliance with our Bonds’ covenants is required at all times and we were in compliance with the respective financial covenants as of December 31, 2016.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier and in 2016 we took delivery of four LNG carriers. During the years ended December 31 2016, 2015, 2014 and 2013, we funded $0.76 billion, $0.73 billion, $1.36 billion and $1.04 billion, respectively, of construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the Bonds, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO and proceeds from follow-on equity offerings and private placements.

As of December 31, 2016, our commitments for capital expenditures related to the five contracted LNG carriers on order. The outstanding commitment for our five newbuildings on order as of December 31, 2016 was approximately $946.93 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with borrowings under the October 2015 Facility which has an aggregate undrawn amount of $664.03 million, available cash and cash from operations.

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

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. GasLog’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our principal accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Classification of the Non-Controlling Interests

The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (24,410,000 units as of December 31, 2016). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100.0% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Vessel Lives and Residual Value

Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of a LNG vessel of 35 years and the residual value. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend the annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

Management estimated residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective December 31, 2016, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation expense by $0.48 million. The estimated residual value of our ships may not represent the fair market value at any one time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective.

Vessel Cost

When determining vessel cost, we recognize the installment payments paid to the shipyard or the acquisition price paid to the seller for secondhand vessels along with any directly attributable costs of bringing the vessels to their working condition. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain critical initial spare parts and equipment, costs directly incurred for negotiating the construction contracts, initial lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the vessel less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships.

We must periodically dry-dock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the dry-docking component of the cost of the ship, representing estimated costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships. For subsequent dry-dockings actual costs are capitalized when incurred. Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-docking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our dry-docking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

We recognize dry-docking costs as a separate component of the vessel’s carrying amounts and amortize the dry-docking cost on a straight-line basis over the estimated period until the next dry-docking. If the vessel is disposed of before the next dry-docking, the remaining balance of the dry-dock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. We expect that vessels will be required to be dry-docked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. We amortize the estimated dry-docking expenses for the first special survey over five years, in case of new vessels, and until the next dry-docking for secondhand vessels unless we intend to dry-dock the vessels earlier as circumstances arise.

Impairment of Vessels

We evaluate the carrying amounts of our vessels to determine whether there is any indication that our vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Our estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of the current or future basic market value of our vessels or prices that could be achieved if we were to sell them.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2015 and December 31, 2016.

Owned Fleet and Vessel Held under Finance Lease

Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	Carrying values(1) (in thousands of U.S. dollars)
				December 31, 2015	December 31, 2016
GasLog Savannah(5)	May 2010	155,000	$229,795	$196,788	$190,247
GasLog Singapore(5)	July 2010	155,000	227,252	195,644	189,090
GasLog Shanghai	January 2013	155,000	189,233	173,661	168,282
GasLog Santiago	March 2013	155,000	189,111	174,361	168,984
GasLog Sydney	May 2013	155,000	195,429	181,194	175,644
GasLog Skagen	July 2013	155,000	195,338	181,949	176,404
GasLog Chelsea(2)	October 2013	153,600	162,338	154,383	148,999
GasLog Seattle	December 2013	155,000	201,198	189,521	183,807
Methane Rita Andrea(3)(5)	April 2014	145,000	156,613	146,707	143,677
Methane Jane Elizabeth(3)(5)	April 2014	145,000	156,613	146,743	143,356
Methane Lydon Volney(3)(5)	April 2014	145,000	156,613	149,226	143,566
Methane Alison Victoria(4)(5)	June 2014	145,000	156,610	149,966	144,557
Methane Shirley Elisabeth(4)(5)	June 2014	145,000	156,599	150,387	144,842
Methane Heather Sally(4)(5)	June 2014	145,000	156,599	150,468	144,981
Solaris	June 2014	155,000	201,849	193,235	187,496
GasLog Saratoga	December 2014	155,000	204,146	198,112	192,671
Methane Julia Louise(2)(5)	March 2015	170,000	232,334	228,959	222,004
Methane Becki Anne(2)(5)	March 2015	170,000	232,334	229,017	221,457
GasLog Salem	April 2015	155,000	204,573	200,403	194,765
GasLog Greece	March 2016	174,000	208,971	—	204,442
GasLog Glasgow	June 2016	174,000	208,471	—	205,466
GasLog Geneva	September 2016	174,000	203,867	—	202,394
GasLog Gibraltar	October 2016	174,000	203,738	—	202,762

Total			$4,429,624	$3,390,724	$4,099,893

(1)

Our vessels and the vessel held under finance lease are stated at carrying values (see Note 6 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2015 and December 31, 2016, no impairment was recorded. However, the value in use of the ten vessels described below (including the Methane Julia Louise, which is held under finance lease) was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

(2)	The vessel was built in 2010.

(3)	The vessels were built in 2006.

(4)	The vessels were built in 2007.

(5)

Indicates vessels for which we believe, as of December 31, 2016, the charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $239.77 million, as of December 31, 2016. However, as described below, the value in use for each of the ten vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Except where indicated, the market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2015 and December 31, 2016.

As of December 31, 2016, for the ten vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the ten vessels calculated as per above was higher than the carrying amount of these vessels, and consequently, no impairment loss was recognized.

In connection with the impairment testing of our vessels as of December 31, 2016, for the ten vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, the projected charter hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$65,194	$55,321	$9,873	15%

(1)	The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

(2)

The average break-even charter hire rate is the average charter rate that if used in the discounted projected net operating cash flows of the impairment testing, will result in discounted total cash flows being equal to the carrying value of the vessels.

Measurement of Share-based Compensation

Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 21 of the consolidated financial statements included elsewhere in this annual report.

The fair value determined at the grant date of the equity-settled share-based compensation is expensed over the vesting period, based on our estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Impairment of Goodwill

We review goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing our management company, GasLog LNG Services, which was acquired by us in 2005.

Determining whether goodwill has been impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating unit(s) to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit(s) and a suitable discount rate in order to calculate present value. Details of the impairment analysis are set out in Note 3 of the consolidated financial statements included elsewhere in this annual report. No impairment loss was recognized for any of the periods presented.

Fair Value of Derivative Financial Instruments

Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated statements of profit or loss.

A substantial majority of our derivative instruments activity relates to the use of interest rate swaps. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

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

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in profit or loss for the current period. Such adjustments could be material. See Note 25 to our consolidated financial statements included elsewhere in this annual report for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

LNG Supply

The global seaborne trade of LNG cargoes was over 265 mtpa in 2016, and is projected to rise to approximately 300 mtpa in 2017. This growth is driven mainly by Australian projects, with shipments commencing from Gorgon Trains 2 and 3 (10 mtpa), Wheatstone LNG Train 1 (4.5 mtpa) and Icthys Train 1 (4.2 mtpa) all scheduled to start up in the next 12 months. Looking beyond 2017, based on the public announcements of LNG producers, new LNG production volumes should become available in the 2018-2020 timeframe from projects in Australia, Malaysia, Cameroon and the United States. Of these countries, the United States is by far the most significant contributor to new supply, with more than 50 mtpa anticipated by the end of 2020.

The U.S. projects comprise the second major wave of new LNG supply, following the continuing ramp-up in Australia. Sabine Pass, one of five U.S. projects under construction, began exporting from Trains 1 and 2 in 2016; when construction on the remaining trains is complete, Sabine Pass will have a total export capacity of 22.5 mtpa. Other U.S. projects scheduled to begin exports by the end of 2020 include Freeport (13.2 mtpa), Corpus Christi (9 mtpa), Cameron LNG (12 mtpa), Cove Point (5.3 mtpa) and Elba Island (2.5 mtpa). The majority of U.S. volumes have already been contracted with most expected to go into the Asian and European markets. This development will be positive for tonne mile demand as the U.S. Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal, which opened to LNG shipping in 2016. The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In recent years, the average global LNG voyage was approximately 4,000 nautical miles, and therefore any voyage in excess of this distance will increase the global average distance and thus the demand for LNG carriers.

LNG Demand

In recent years, Egypt, Jordan, Pakistan, Poland, Colombia, Malta, Jamaica and Jordan all imported their first LNG cargoes. This increase in the number of importing nations has been encouraged by low gas prices and attractive economics for FSRUs. These are either custom-built vessels or LNG Carriers that have been converted to operate as FSRUs, and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase not only the number of potential customers but also the range of LNG trade routes.

LNG Chartering Activity

The significant fall in oil prices since 2014 has led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, led in turn to a significant shortening of the average duration of spot charters fixed throughout 2015 and into 2016, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. The latter half of 2016 saw this trend reversing, with charterers taking vessels for longer periods and/or at higher rates; however, the turnaround is slow. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Approximately 58% more fixtures of LNG vessels were concluded in 2016, compared with 2015. This significant increase in chartering activity is a positive sign for the developing LNG shipping market, and reflects among other trends the increasing activity of trading houses. Our ability to participate in any future market growth will depend on our ability to access the equity and debt markets.

Global LNG Fleet

As of December 31, 2016, the global fleet of dedicated LNG carriers stood at 480 ships. For 2016, approximately 40 LNG carriers were scheduled for delivery, and only five orders were placed. This low level of ordering is commensurate with the poor market conditions in 2015 and 2016.

We believe that the growing global demand for natural gas and the evolution of the LNG market, including less efficient trading with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for more LNG carriers in the future. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less-experienced operators. However, various factors, including changes in prices and demand for LNG can materially affect the competitive dynamics that currently exist.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

As of December 31, 2016, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2016 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations	$2,700,002	$156,645	$881,843	$1,254,998	$406,516
Interest on borrowing obligations and swaps(1)	416,664	77,091	175,816	114,098	49,659
Loan arrangement fees and commitments	7,376	3,821	2,747	808	—
Finance lease payments	342,532	17,849	35,697	35,746	253,240
Shipbuilding contracts	946,932	63,656	883,276	—	—
Operating lease obligations	4,255	1,586	1,632	670	367
Purchase of depot spares(2)	7,340	—	2,000	3,340	2,000
Reimbursement expenses(3)	1,712	—	—	1,712	—

Total	$4,426,813	$320,648	$1,983,011	$1,411,372	$711,782

(1)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 2.33% to 5.36%, which takes into account average LIBOR of 1.02%, and the applicable margin spreads in our various debt agreements.

(2)

Following the acquisition of the eight vessels from MSL, GasLog through its subsidiaries is guarantor for the acquisition from MSL of depot spares with an aggregate value of $8.0 million of which depot spares with value $0.66 million have been acquired as of December 31, 2016. The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(3)

Following execution of a letter agreement between GasLog and MSL, GasLog will reimburse MSL the sum of $2.65 million for value as of November 1, 2015, adjusted for future value through January 2020 up to $3.80 million, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and/or modifications of existing vessels as agreed between the parties. As of December 31, 2016, the outstanding commitment, after deducting costs already reimbursed by GasLog, was $1.31 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent: David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Anthony S. Papadimitriou and Philip Radziwill. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	58	Chairman and Director
Paul A. Wogan	54	Chief Executive Officer and Director
Bruce L. Blythe	72	Director
David P. Conner	68	Director
William M. Friedrich	68	Director
Dennis M. Houston	65	Vice Chairman and Director
Donald J. Kintzer	69	Director
Julian R. Metherell	53	Director
Anthony S. Papadimitriou	61	Director
Philip Radziwill	36	Director
Simon P. Crowe(1)	49	Chief Financial Officer
Graham Westgarth(2)	62	Chief Operating Officer

(1)

The Company announced on January 17, 2017 that Mr. Crowe will step down as Chief Financial Officer. Mr. Crowe is currently transitioning with Mr. Alastair Maxwell which is expected to complete in March 2017.

(2)	The Company announced on August 4, 2016 that Mr. Westgarth intends to step down as Chief Operating Officer in May 2017.

On February 1, 2017, we announced that Mr. Alastair Maxwell will serve as Chief Financial Officer beginning in March 2017.

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

David P. Conner has been a member of our board of directors since the 2016 AGM. Mr. Conner has a long history in the banking industry, most recently as chief executive officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years. Until recently, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. In 2015, Mr. Conner was appointed a member of the Washington University Medical Finance Committee and he became chair of the committee in July 2016. On January 1, 2016 Mr. Conner was appointed a director of Standard Chartered Bank plc. where he chairs the risk committee and sits on the audit committee, financial crime risk committee and governance and nominating committee. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

William M. Friedrich has been a member of our board of directors since October 2011. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group. Mr. Friedrich held several senior executive positions during his 14 year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. He holds a J.D. from Columbia Law School and a B.A. from Union College.

Dennis M. Houston has been a member of our board of directors since June 2013 and has served as our Vice-Chairman and senior independent director since May 2016. At the time he joined our board, Mr. Houston had approximately 40 years of experience in the downstream sector of the oil and gas industry. Mr. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. Mr. Houston serves as a director of PBF Energy Inc., Argus Media Limited L.L.C. and ABS Group and is an active member of several other energy related organizations. Mr. Houston also sits on the board of the Onassis Foundation. He holds a B.S. in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy.

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

Simon P. Crowe has served as our chief financial officer (“CFO”) since April 2013. He has also served as CFO of our subsidiary GasLog Partners since its inception. Mr. Crowe will step down from both of these positions in March 2017. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Alastair Maxwell joined GasLog on February 1, 2017 and will serve as Chief Financial Officer (“CFO”) beginning in March 2017. He will also serve as CFO of GasLog Partners beginning in March 2017. Prior to joining GasLog, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs from 2010 to 2016 where he was a partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998 he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain, and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

Graham Westgarth has served as our chief operating officer (“COO”) since June 2013. Mr. Westgarth will step down from this position in May 2017. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. He has also served as COO of our subsidiary GasLog Partners since its inception. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80.0% of the world’s independent tanker owners and operators between 2009 and 2014. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Board Leadership Structure

Our board leadership structure consists of our Chairman, the vice chairman/ senior independent director and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to shareholders.

Dennis M. Houston, who serves as our senior independent director, acts as a liaison to facilitate communication between independent directors and our Chairman to ensure that the board functions in an effective manner.

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

The aggregate annual fees paid to non-executive directors in 2016 was $1.5 million.

The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For 2016, our executive officers were Paul Wogan, Simon Crowe and Graham Westgarth. Compensation for our executive officers in 2016 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant’s target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2016, the Company performance objectives were measured against three equally-weighted key business indicators: Free Cash Flow per Share, Absolute Return on Invested Capital and three-year rolling average Relative Total Shareholder Return. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which a failure to meet the safety target may result in a reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established, which, if met, can result in a payout of up to 120.0% of the individual’s target payout. The Company discretionary component may not increase an individual’s payment to more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2016 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2016 was $2.69 million.

In addition, each of our executive officers was eligible to receive equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”. On April 1, 2016, we granted our executive officers an aggregate of 232,871 stock options and 58,377 restricted stock units under the Plan, with an aggregate fair value as of the grant date of $1.08 million. The stock options have an exercise price per share of $9.28 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. The stock options and the restricted stock units may be settled in cash or common shares, or a combination thereof, at our discretion.

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

We did not set aside or accrue any amounts in the year ended December 31, 2016 to provide pension, retirement or similar benefits to our directors or executive officers.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a

“foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Six of our ten directors qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Conner, Friedrich, Houston and Kintzer with Mr. Kintzer serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Conner and Mr. Kintzer each qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

•

the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•

assisting the board of directors in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management groups and our compliance with legal and regulatory requirements;

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

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•	discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•	meeting periodically and separately with management, our internal audit group and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit and risk committee’s written charter;

•	periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit and risk committee by the board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Friedrich, Metherell and Radziwill, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Houston, Livanos and Papadimitriou, with Mr. Houston serving as the committee chairman. The corporate governance and nominating committee is responsible for:

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

•	developing and recommending to the full board of directors’ corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing self-evaluations conducted by the board of directors and its committees and overseeing evaluations of senior management; and

•	handling such other matters that are specifically delegated to the corporate governance and nominating committee by the board of directors from time to time.

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental, or “HSSE”, committee consists of Messrs. Friedrich, Livanos and Wogan, with Mr. Friedrich serving as the committee chairman. The HSSE committee is responsible for:

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

Senior Independent Director

Mr. Houston, an independent director, currently serves as our senior independent director. Mr. Friedrich served as our senior independent director from March 2012 to May 2016. Our senior independent director is responsible for:

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

D. Employees

As of December 31, 2016, we had 173 full-time employees and contractors, based in our offices in Greece, Monaco, London, New York, Singapore or the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,360 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shore-based personnel. We intend to focus our seafaring hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and we offer our people competitive compensation packages. In addition, we provide intensive onboard training for our officers and crew to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2016, our retention rate was 95% for senior seagoing officers, 98% for other officers and 99% for shore staff.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares and Preference Shares as of February 27, 2017 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5.0% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 80,993,126 common shares and 4,600,000 Preference Shares outstanding as of February 27, 2017. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Name of Beneficial Owner	Common Shares Beneficially Owned		Preference Shares Beneficially Owned
	Number	Percent	Number	Percent
Directors and officers
Peter G. Livanos(1)	32,537,019	40.16%	—	—
Paul A. Wogan	*	*	—	—
Bruce L. Blythe	*	*	—	—
David P. Conner	—	—	—	—
William M. Friedrich	*	*	*	*
Dennis M. Houston	*	*	*	*
Donald J. Kintzer	*	*	*	*
Julian R. Metherell	*	*	—	—
Anthony S. Papadimitriou	*	*	—	—
Philip Radziwill	—	—	—	—
Simon P. Crowe	*	*	—	—
Graham Westgarth	*	*	—	—
All directors and officers as a group	33,334,065	41.38%	*	*
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	6,987,004	8.68%	—	—
Fairview Capital Investment Management, LLC(3)	5,230,953	6.49%	—	—
FMR LLC(4)	6,467,166	8.03%

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

(3)

Based on information contained in the Schedule 13G filed with the SEC on February 14, 2017, Fairview Capital Investment Management, LLC has shared voting and dispositive power over 5,230,953 common shares with Fairview Capital, Andrew F. Mathieson, Scott W. Clark, and Darlington Partners L.P.

(4)	Based on information contained in the Schedule 13G filed with the SEC on February 14, 2017.

*	Less than 1.0%.

In March 2012, we completed a registered public offering of our common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 17, 2017, we had approximately 11,674 shareholders.

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

B. Related Party Transactions

Relationship with GasLog Partners

GasLog Partners was formed by us in January 2014 to own, operate and acquire LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE. The Partnership conducts its operations through its vessel-owning subsidiaries and as of February 27, 2017, had a fleet of nine LNG carriers. As of February 27, 2017, we hold a 27.57% interest in the Partnership and, as a result of our ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, we have the ability to control the Partnership’s affairs and policies.

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

We received total distributions from GasLog Partners of $21.53 million in 2016.

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

LNG Carrier Purchase Options

Under the omnibus agreement, GasLog Partners has the option to purchase from us: (i) the Solaris andthe GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by her charterer, (ii) the Methane Lydon Volney within 36 months after the closing of our IPO on May 12, 2014 which option will expire in May 2017 if not extended, and (iii) as provided for under the addendum to the omnibus agreement dated April 21, 2015 among GasLog, GasLog Partners, the general partner and GasLog Partners Holdings LLC, the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In addition, on April 21, 2015, we signed an agreement with MSL for newbuildings Hull Nos. 2130, 2800 and 2131 to be chartered to MSL upon deliveries in 2018 and 2019 respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, we will be required to offer GasLog Partners an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

On July 11, 2016, we signed an agreement with Total for newbuilding Hull No. 2801 to be chartered to Total upon delivery in 2018 for an initial term of seven years. Within 30 days of the commencement of the charter, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

Furthermore, on October 20, 2016, we signed an agreement with Centrica for newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. Within 30 days of the commencement of the charter, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

Egypt LNG

We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle, which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2016 to December 31, 2016, we received a total of approximately $0.21 million in revenues from Egypt LNG in respect of our vessel management services. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continued to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up. The Methane Nile Eagle was re-activated on October 15, 2016.

Consulting Services Agreements

GasLog entered into a consulting agreement with Unisea Maritime Ltd (“Unisea”), an entity controlled by the Livanos family, in consideration of the consulting services performed by Unisea in respect of the sale and leaseback transaction for the Methane Julia Louise. Under the terms of the consulting agreement, GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (in line with the Company’s policies). The brokerage commission fee was paid in advance for the full 20—year period of the bareboat charter, discounted to the date of the agreement at an annual discount rate of 7.5%.

GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M, an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog’s shareholding in Gastrade. GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2016 in the sum of US$100,000 and an ongoing consultancy arrangement fee of US$12,000 per month for a minimum of 12 days per month, terminable upon notice by GasLog.

Other Transactions

For a description of additional related party transactions, see Note 20 to our consolidated financial statements included elsewhere in this annual report.

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

Preference Shares Dividend Requirements

Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.510417 per share on July 1, 2015 and $0.546875 per share on October 1, 2015, January 4, 2016, April 1, 2016, July 1, 2016, October 3, 2016 and January 3, 2017. Our Preference Shares dividend payment obligations impact our future liquidity needs.

Common Shares Dividend Policy

We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares of $0.11 per share on March 25, 2013, June 11, 2013 and September 13, 2013, $0.12 per share on December 9, 2013, March 25, 2014, June 11, 2014 and September 8, 2014, and $0.14 per share on December 5, 2014, March 13, 2015, August 20, 2015, November 19, 2015, March 17, 2016, May 26, 2016, August 25, 2016 and November 24, 2016.

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

Set out below is a table showing the dividends declared on our common shares in 2012, 2013, 2014, 2015 and 2016.

	Year ended December 31,
	2012	2013	2014	2015	2016	Total
	(Expressed in millions of U.S. dollars)
Common share dividend declared	$6.91	$28.29	$39.84	$45.08	$45.10	$165.22
Preference share dividend declared	—	—	—	$7.38	$10.06	$17.44

B. Significant Changes

See “Item 18. Financial Statements—Note 29. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States in 2012, our common shares have been listed on the NYSE under the symbol “GLOG”. The following table shows the high and low closing sales prices for our common shares during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2013	$17.41	$11.93
Year ended December 31, 2014	31.89	15.95
Year ended December 31, 2015	23.41	7.46
Year ended December 31, 2016	17.05	5.78
First Quarter 2015	20.53	16.64
Second Quarter 2015	23.41	19.18
Third Quarter 2015	19.16	9.02
Fourth Quarter 2015	12.75	7.46
First Quarter 2016	11.96	5.78
Second Quarter 2016	14.00	9.17
Third Quarter 2016	14.84	12.47
Fourth Quarter 2016	17.05	14.35
First Quarter 2017 (January 1, 2017 to February 27, 2017)	17.50	15.25
August 2016	14.84	12.47
September 2016	14.55	12.67
October 2016	17.05	14.35
November 2016	16.55	14.90
December 2016	16.55	15.10
January 2017	17.50	16.45
February 2017 February 1, 2017 to February 27, 2017)	17.00	15.25

Our Preference Shares have been trading on the New York Stock Exchange under the symbol “GLOG PR A” since March 31, 2015. The following table shows the high and low closing sales prices for our Preference Shares during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2015 (March 31, 2015 to December 31, 2015)	$26.10	$18.38
Year ended December 31, 2016	26.61	13.75
Second Quarter 2015	25.99	25.15
Third Quarter 2015	26.10	22.04
Fourth Quarter 2015	24.87	18.38
First Quarter 2016	22.70	13.75
Second Quarter 2016	24.64	22.21
Third Quarter 2016	25.93	24.18
Fourth Quarter 2016	26.61	24.93
First Quarter 2017 (January 1, 2017 to February 27, 2017)	25.79	24.77
August 2016	25.70	25.00
September 2016	25.93	25.06
October 2016	26.61	25.25
November 2016	25.95	24.93
December 2016	26.14	25.03
January 2017	25.79	24.77
February 2017 (February 1, 2017 to February 27, 2017)	25.70	25.08

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2016, the share capital consisted of 80,561,353 issued and outstanding common shares, par value $0.01 per share, 431,773 treasury shares and 4,600,000 Preference Shares.

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

(k)

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)

Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

(o)

Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

We are currently not entitled to this exemption under Section 883 for any tax year. As a result, we are subject to the 4% U.S. Federal income tax under Section 887 on our U.S. source gross transportation income (subject to the discussion of “effectively connected income” below). For 2016, the U.S. source gross transportation tax was $0.30 million.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited consolidated financial statements included elsewhere in this report. Further information on our exposure to market risk is included in Note 23 to our audited consolidated financial statements included elsewhere in this report.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the internal control over financial reporting of GasLog Ltd. and subsidiaries (the “Group”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and our report dated March 1, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom

March 1, 2017

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

David P. Conner and Donald J. Kintzer, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, each qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that Mr. Conner and Mr. Kintzer meet the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2016.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2015 and December 31, 2016.

The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2015 and 2016 respectively and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2015	2016
	(Expressed in millions of U.S. Dollars)
Audit fees	$2.31	$1.50
Tax fees	0.01	—

Total fees	$2.32	$1.50

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

Included in the audit fees for 2015 are fees of $0.09 million related to our public offering of 4,600,000 Preference Shares completed in April 2015 and $0.17 million related to the Partnership’s follow-on offering completed in June 2015. Included in the audit fees for 2016 are fees of $0.07 million related to the Partnership’s equity offering completed in August 2016.

Tax Fees

Tax fees relate to services provided in connection with U.S. corporate tax filings and tax advisory services.

Audit-Related Fees

No audit-related fees were billed by our principal accountant in 2015 and 2016.

All Other Fees

No other fees were billed by our principal accountant in 2015 and 2016.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our common shares by us and our affiliated purchasers for the period ended December 31, 2016.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 2016(1)	200,000	9.72	—	—
August 2016(1)	105,801	15.00	—	—

Total	305,801	11.55	—	—

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Bermuda law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. Accordingly, our board of directors is not required to be and is not comprised of a majority of independent directors. However, our board of directors has determined that half of our directors, specifically David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Anthony S. Papadimitriou and Philip Radziwill satisfy the independence standards established by the NYSE as applicable to us.

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

NYSE Rules 303A.02 and 303A.05 contain independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Bermuda law does not have similar requirements therefore we may not adhere to these new requirements.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-62 included herein by reference.

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

4.5	Form of Indemnification Agreement for the Company’s directors and certain officers(5)
4.6	Form of Restrictive Covenant Agreement(1)
4.7	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(3)
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
4.10

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-oordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.(5)*

4.11

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent.(5)*

4.12

Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent.(5)*

4.13

Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016).(5)

4.14

Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016).(5)

4.15

Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent.(6)*

8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit No.	Description
13.2	GasLog Ltd. Certification of Simon Crowe, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte LLP

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

(4)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 17, 2015, and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhbit to GasLog Ltd.’s Annual Report on Form 20-F (file No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016 and hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

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

GASLOG LTD.,
By	/s/ PAUL A. WOGAN

Name: Paul A. Wogan
Title: Chief Executive Officer

Dated: March 1, 2017

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte LLP

London, United Kingdom

March 1, 2017

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position
As of December 31, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2015	December 31, 2016
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associate and joint venture	5	6,274	6,265
Deferred financing costs		17,998	12,045
Other non-current assets	10	28,957	1,824
Derivative financial instruments	25	61	7,856
Tangible fixed assets	6	3,400,270	3,889,047
Vessels under construction	6	178,405	96,356
Vessel held under finance lease	6	—	222,004

Total non-current assets		3,641,476	4,244,908

Current assets
Trade and other receivables	9	16,079	9,256
Dividends receivable and other amounts due from related parties	20	1,345	3,065
Derivative financial instruments	25	—	82
Inventories		6,496	8,461
Prepayments and other current assets		2,519	4,326
Short-term investments		6,000	18,000
Restricted cash	8	62,718	42
Cash and cash equivalents	8	302,988	227,024

Total current assets		398,145	270,256

Total assets		4,039,621	4,515,164

Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	810	810
Contributed surplus	11	1,020,292	966,974
Reserves	12	(8,829)	10,160
Treasury shares	11	(12,491)	(10,861)
Retained earnings/(accumulated deficit)		1,846	(21,486)

Equity attributable to owners of the Group	12	1,001,674	945,643
Non-controlling interest	4	506,246	564,039

Total equity		1,507,920	1,509,682

Current liabilities
Trade accounts payable		12,391	7,255
Ship management creditors	8	3,524	841
Amounts due to related parties	20	163	105
Derivative financial instruments	25	14,243	7,854
Other payables and accruals	14	67,084	93,386
Borrowings, current portion	13	636,987	147,448
Finance lease liability, current portion	7	—	5,946

Total current liabilities		734,392	262,835

Non-current liabilities
Derivative financial instruments	25	58,531	22,485
Borrowings, non-current portion	13	1,737,500	2,504,578
Finance lease liability, non-current portion	7	—	214,455
Other non-current liabilities		1,278	1,129

Total non-current liabilities		1,797,309	2,742,647

Total equity and liabilities		4,039,621	4,515,164

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Note	2014	2015	2016
Revenues		328,679	415,078	466,059
Vessel operating and supervision costs	15	(70,732)	(98,552)	(112,632)
Voyage expenses and commissions	16	(7,738)	(14,290)	(15,184)
Depreciation	6	(70,695)	(106,641)	(122,957)
General and administrative expenses	17	(34,154)	(41,282)	(38,642)

Profit from operations		145,360	154,313	176,644

Financial costs	18	(71,579)	(91,956)	(137,316)
Financial income	18	274	427	720
Loss on swaps	25	(24,787)	(10,332)	(13,419)
Share of profit of associate	5	1,497	1,216	1,422

Total other expenses, net		(94,595)	(100,645)	(148,593)

Profit for the year		50,765	53,668	28,051

Attributable to:
Owners of the Group		42,161	10,829	(21,486)
Non-controlling interest		8,604	42,839	49,537

		50,765	53,668	28,051

Earnings/(loss) per share—basic and diluted	28	0.54	0.04	(0.39)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income or loss
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	Note	2014	2015	2016
Profit for the year		50,765	53,668	28,051
Other comprehensive (loss)/income:
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain		(202)	26	(23)
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	25	(13,191)	(849)	(6,522)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	25	6,641	1,290	23,514

Other comprehensive (loss)/income for the year		(6,752)	467	16,969

Total comprehensive income for the year		44,013	54,135	45,020

Attributable to:
Owners of the Group		32,103	11,296	(4,517)
Non-controlling interest		11,910	42,839	49,537

		44,013	54,135	45,020

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	Share Capital (Note 11)	Preference Shares (Note 11)	Contributed Surplus (Note 11)	Reserves (Note 12)	Treasury shares (Note 11)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non - controlling interest	Total
Balance as of January 1, 2014	629	—	614,964	(3,428)	—	27,368	639,533	—	639,533
Net proceeds from public offerings and private placement (Note 4)	181	—	308,506	—	—	—	308,687	—	308,687
Net proceeds from GasLog Partners LP (“GasLog Partners”) public offerings (Note 4)	—	—	—	—	—	—	—	319,036	319,036
Dividend paid (Note 12)	—	—	—	—	—	(39,840)	(39,840)	(7,300)	(47,140)
Share-based compensation (Note 21)	—	—	—	1,856	—	—	1,856	—	1,856
Settlement of share-based compensation	—	—	—	(372)	—	—	(372)	—	(372)
Treasury shares, net (Note 11)	—	—	—	—	(12,576)	—	(12,576)	—	(12,576)
Profit for the year	—	—	—	—	—	42,161	42,161	8,604	50,765
Other comprehensive (loss)/income for the year	—	—	—	(10,058)	—	—	(10,058)	3,306	(6,752)

Total comprehensive (loss)/income for the year	—	—	—	(10,058)	—	42,161	32,103	11,910	44,013

Balance as of December 31, 2014	810	—	923,470	(12,002)	(12,576)	29,689	929,391	323,646	1,253,037

Net proceeds from issuance of preference shares (Note 4)	—	46	110,607	—	—	—	110,653	—	110,653
Net proceeds from GasLog Partners’ public offering (Note 4)	—	—	—	—	—	—	—	171,831	171,831
Dividend paid (common and preference shares) (Note 12)	—	—	(13,785)	—	—	(38,672)	(52,457)	(32,070)	(84,527)
Share-based compensation, net of accrued dividend (Note 21)	—	—	—	2,791	—	—	2,791	—	2,791
Settlement of share-based compensation	—	—	—	(85)	85	—	—	—	—
Profit for the year	—	—	—	—	—	10,829	10,829	42,839	53,668
Other comprehensive income for the year	—	—	—	467	—	—	467	—	467

Total comprehensive income for the year	—	—	—	467	—	10,829	11,296	42,839	54,135

Balance as of December 31, 2015	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920

Net proceeds from GasLog Partners’ public offering (Note 4)	—	—	—	—	—	—	—	52,299	52,299
Dividend paid (common and preference shares) (Note 12)	—	—	(53,318)	—	—	(1,846)	(55,164)	(44,043)	(99,207)
Share-based compensation, net of accrued dividend (Note 21)	—	—	—	3,597	—	—	3,597	—	3,597
Settlement of share-based compensation	—	—	—	(1,577)	1,630	—	53	—	53
(Loss)/profit for the year	—	—	—	—	—	(21,486)	(21,486)	49,537	28,051
Other comprehensive income for the year	—	—	—	16,969	—	—	16,969	—	16,969

Total comprehensive income/(loss) for the year	—	—	—	16,969	—	(21,486)	(4,517)	49,537	45,020

Balance as of December 31, 2016	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	2014	2015	2016
Cash flows from operating activities:
Profit for the year	50,765	53,668	28,051
Adjustments for:
Depreciation	70,695	106,641	122,957
Share of profit of associate	(1,497)	(1,216)	(1,422)
Financial income	(274)	(427)	(720)
Financial costs	71,579	91,956	137,316
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	218	518	1,020
Unrealized loss/(gain) on interest rate swaps held for trading including ineffective portion of cash flow hedges	7,836	138	(18,530)
Recycled loss of cash flow hedges reclassified to profit or loss	6,641	1,290	23,514
Non-cash defined benefit obligations	(202)	26	(25)
Share-based compensation	1,856	2,872	3,869

	207,617	255,466	296,030
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net	(7,257)	(2,054)	4,872
(Increase)/decrease in prepayments and other assets	(2,931)	1,924	(1,807)
Decrease/(increase) in inventories	983	(1,543)	(1,964)
(Increase)/decrease in other non-current assets	(3,127)	(23,172)	27,133
Increase/(decrease) in other non-current liabilities	336	220	(419)
Increase in restricted cash	—	—	(42)
Increase in accounts payable and other current liabilities	16,678	9,654	11,517

Cash provided by operations	212,299	240,495	335,320
Interest paid	(64,011)	(78,916)	(78,788)

Net cash provided by operating activities	148,288	161,579	256,532

Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(1,364,283)	(728,446)	(761,513)
Dividends received from associate	970	1,675	1,413
Return of contributed capital from associate	—	—	137
Other investments	—	(55)	—
Purchase of short-term investments	(89,823)	(74,592)	(19,500)
Maturity of short-term investments	66,220	97,007	7,500
Financial income received	260	359	721

Net cash used in investing activities	(1,386,656)	(704,052)	(771,242)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	2014	2015	2016
Cash flows from financing activities:
Proceeds from bank loans and bonds	1,480,473	606,000	2,274,318
Proceeds from sale and finance leaseback	—	—	217,000
Bank loan and bond repayments	(656,944)	(103,709)	(1,983,576)
Payment of loan and bonds issuance costs	(22,501)	(25,969)	(44,125)
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	310,240	—	—
Proceeds from issuance of preference shares (net of underwriting discounts and commissions)	—	111,378	—
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	323,087	172,875	52,731
Payment of equity raising costs	(4,679)	(1,839)	(442)
Payment for cross currency swaps’ termination/modification	—	—	(31,986)
Payment for bond repurchase at a premium	—	—	(2,120)
Payment for interest rate swaps’ termination	—	—	(30,296)
Proceeds from entering into interest rate swaps	—	—	25,465
Purchase of treasury shares	(13,221)	—	—
Proceeds from stock options exercise	273	—	—
Dividends paid	(47,140)	(84,527)	(99,207)
(Increase)/decrease in restricted cash	(22,826)	(39,892)	62,718
Payments for vessel held under finance lease	—	—	(714)

Net cash provided by financing activities	1,346,762	634,317	439,766

Effects of exchange rate changes on cash and cash equivalents	(218)	(830)	(1,020)
Increase/(decrease) in cash and cash equivalents	108,176	91,014	(75,964)
Cash and cash equivalents, beginning of the year	103,798	211,974	302,988

Cash and cash equivalents, end of the year	211,974	302,988	227,024

Non-cash investing and financing activities (Note 26)
Capital expenditures included in liabilities at the end of the year	7,999	12,576	2,038
Equity raising costs included in liabilities at the end of the year	174	59	5
Loan issuance costs included in liabilities at the end of the year	903	247	—
Receivables from stock options exercise included in assets at the end of the year	—	—	108

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of December 31, 2016, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.2% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

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

On September 29, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000. On July 1, 2015, the Partnership acquired from GasLog 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000. On November 1, 2016, the Partnership acquired from GasLog 100% of the ownership interest in GAS-seven Ltd., the entity that owns a 155,000 cbm LNG carrier, the GasLog Seattle, for a purchase price of $189,000.

As of December 31, 2016, GasLog holds a 30.45% interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2016 the Group’s structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company(2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q2 2019(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
30.45% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
33.33% joint venture:
The Cool Pool Limited(3)	Marshall Islands	September 2015	Service company	—	—	—

(i)	For newbuildings, expected delivery quarters are presented.

(ii)	On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”). Refer to Note 7.

(iii)

On October 1, 2015, GasLog, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) signed a LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement”) to market their vessels, which are currently operating in the LNG shipping spot market.

As of December 31, 2016, the LNG Carrier Pool—named the “Cool Pool”—consists of 18 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric (“TFDE”) propulsion technology. The three owners’ vessels participation in the Cool Pool are as follows: Dynagas: three vessels; GasLog: five vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015 acting as an agent.

All entities in the Group have a December 31st year end. During 2016 the Group employed an average of 173 employees (2015: 158 and 2014: 142).

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

On March 1, 2017, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

The principal accounting policies are set out below.

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

Leases

Lease income from operating leases of vessels where the Group is a lessor is recognised in profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under “Tangible fixed assets”.

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Group’s incremental borrowing rate. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as finance lease liabilities. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

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

Accounting for voyage expenses and commissions

Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers’ consumption represents mainly bunkers consumed during vessels unemployment and off-hire.

Furthermore, in relation to the vessels participating in the Cool Pool, voyage expenses and commissions include the net allocation from the pool which represents GasLog’s share of the net revenues earned from the other pool participants’ vessels less the other participants’ share of the net revenues earned by GasLog’s vessels included in the pool. Each participant’s share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

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

The cost of a LNG vessel is split into two components, a “vessel component” and a “dry-docking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Group would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

The LNG vessels are required to undergo a dry-docking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The dry-docking component is estimated at the time of a vessel’s delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking subsequent to its acquisition, based on the Group’s historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in case of new vessels, and until the next dry-docking for secondhand vessels.

Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-dock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, dry-docking shipyard expenses, expenses related to hull, external surfaces and decks, and expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as dry-docking.

The expected useful lives of all long-lived assets are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years
Furniture, computer, software and other office equipment	3-5 years
Leasehold improvements	12 years (or remaining term of the lease)

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

Impairment of tangible fixed assets, vessels under construction and vessel held under finance lease

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of an asset’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a separate cash-generating unit. The fair values of the vessels are estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

Borrowings are measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

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

•	Finance lease liabilities

Finance lease liabilities are initially measured at the fair value of the leased property or, if lower, the present value of the minimum lease payments—discounted at the interest rate implicit in the lease, if practicable, or else at the entity’s incremental borrowing rate—and subsequently measured at amortized cost, using the effective interest rate method. Finance charges in respect of finance leases are recognized in the consolidated statement of profit or loss under “Financial costs”.

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

Share-based compensation

Share-based compensation to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 21.

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

Critical accounting judgments and key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Critical accounting judgments:

In the process of applying GasLog’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Classification of the non-controlling interests: The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (24,410,000 units as of December 31, 2016). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of a LNG vessel of 35 years and the residual value. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend the annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

Management estimated residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective December 31, 2016, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $482. The estimated residual value of the ships may not represent the fair market value at any one time partly because market prices of scrap values tend to fluctuate. Management might revise its estimate of the residual values of the ships in the future in response to changing market conditions.

If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective.

Vessel cost: When determining vessel cost, the Group recognizes the installment payments paid to the shipyard or the acquisition price paid to the seller for secondhand vessels along with any directly attributable costs of bringing the vessels to their working condition. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain critical initial spare parts and equipment, costs directly incurred for negotiating the construction contracts, initial lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value. The Group estimates the useful lives of its vessels to be 35 years from the date of delivery from the shipyard, which management believes is within industry standards and represents the most reasonable useful life for each of the vessels.

The Group must periodically dry-dock each of the vessels for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, the Group estimates the dry-docking component of the cost of the vessel, representing estimated costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on the Group’s historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-docking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

The Group recognizes dry-docking costs as a separate component of the vessel’s carrying amount and amortizes the dry-docking cost on a straight-line basis over the estimated period until the next dry-docking. If the vessel is disposed of before the next dry-docking, the remaining balance of the dry-dock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Group expects that its vessels will be required to be dry-docked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and dry-docking for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated dry-docking expenses for the first special survey over five years, in case of new vessels, and until the next dry-docking for secondhand vessels unless the Group intends to dry-dock the vessels earlier as circumstances arise.

Impairment of vessels: The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

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

The Group’s estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. The Group’s estimates are based on approximate market values for its vessels that have been received from shipbrokers, which are also commonly used and accepted by the Group’s lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of the current or future basic market value of the Group’s vessels or prices that could be achieved if it were to sell them.

As of December 31, 2016, the carrying amounts of ten vessels were higher than the estimated charter free market value and the Group concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group’s control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv)

above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The value in use for the ten vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Measurement of share-based compensation: Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 21.

The fair value determined at the grant date of the equity-settled share-based compensation is expensed over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Impairment of goodwill: The Group reviews goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing the management company, GasLog LNG Services Ltd., which was acquired by the Group in 2005.

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

The fair value of the Group’s interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as the London Interbank Offered Rate (“LIBOR”) yield curve, and forward foreign exchange rates. While the fair value of the Group’s interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact interest and currency swap agreements.

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

Although the Group measures the fair value of its derivative instruments utilizing the inputs and assumptions described above, if it were to terminate the agreements at the reporting date, the amount the Group would pay or receive to terminate the derivative instruments may differ from the estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in profit or loss for the current period. Such adjustments could be material. See Note 25 for the effects on the change in fair value of its derivative instruments on the consolidated statements of profit or loss.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management anticipates that the implementation of this standard will not have a material impact on the Group’s consolidated financial statements since the vast majority of revenues are generated by long-term contracts with charterers.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

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

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Group’s consolidated financial statements.

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment clarifying how to account for certain types of share-based payment transactions. The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. An exception to the principles in IFRS 2 is also introduced that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of these amendments on the Group’s consolidated financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2016, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budget for the year ending December 31, 2017, approved by management.

The key assumptions used in the value-in-use calculations (2017 and beyond) are as follows:

(i)	Average inflation of 1.0% per annum;

(ii)	A pre-tax discount rate of 12.8% per annum;

(iii)	Annual growth rate of 1.0%; and

(iv)	1 Euro = USD 1.15.

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

On August 5, 2016, GasLog Partners completed a public offering of 2,750,000 common units at a public offering price of $19.50 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $52,299. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0%.

The balance of non-controlling interest as of December 31, 2015 and 2016 is as follows:

	2015	2016
Non-controlling interest
As of January 1,	323,646	506,246
Net proceeds from the Partnership’s equity offerings	171,831	52,299
Dividend declared and paid	(32,070)	(44,043)
Profit and total comprehensive income allocated to non-controlling interest	42,839	49,537

As of December 31,	506,246	564,039

The profit allocation to non-controlling interest is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount			Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution			$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375	up to	$0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125	up to	$0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	Above		$0.5625	50.0%	2.0%	48.0%

	2015	2016
Allocation of GasLog Partners’ profit(*)
Partnership’s profit attributable to:
Common unitholders	43,198	49,886
Subordinated unitholders	18,135	21,048
General partner	1,301	1,545
IDRs	2,406	4,791

Total	65,040	77,270

Partnership’s profit allocated to GasLog	22,201	27,733
Partnership’s profit allocated to non-controlling interest	42,839	49,537

Total	65,040	77,270

*

Includes profits of: (i) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period after their transfer to the Partnership on July 1, 2015, and (ii) GAS-seven Ltd. for the period after its transfer to the Partnership on November 1, 2016.

5. Investment in Associate and Joint Venture

The Group participates in the following associate and joint venture:

Name	Country of incorporation	% of ownership interest		Nature of relationship	Measurement method	Principal activity
		2015	2016
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
The Cool Pool Limited(2)	Marshall Islands	33.33%	33.33%	Joint venture	Equity method	Service company

(1)	Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007.

(2)	The Cool Pool Limited is the commercial manager of the Cool Pool acting as an agent (Note 1).

Investment in associate and joint venture consist of the following:

	Associate		Joint Venture
	2015	2016	2015	2016
As of January 1,	6,603	6,219	—	55
Additions/(write-offs)	—	—	55	(55)
Share of profit of associate	1,216	1,422	—	—
Return of investment from associate	—	(137)	—	—
Dividend declared	(1,600)	(1,239)	—	—

As of December 31,	6,219	6,265	55	—

Summarized financial information in respect of the associate and the joint venture is set out below:

	Associate		Joint Venture
	2015	2016	2015	2016
Current
Total current assets	22,047	20,813	5,489	9,695
Total current liabilities	(14,589)	(12,590)	(5,324)	(9,695)
Non-current
Total non-current assets	131,440	123,628	—	—
Total non-current liabilities	(114,023)	(106,790)	—	—

Net assets	24,875	25,061	165	—

Group’s share	6,219	6,265	55	—

	Associate			Joint Venture
	2014	2015	2016	2014	2015	2016
Revenues	18,554	18,694	16,636	—	8,336	73,348
Profit for the year	5,986	4,863	5,686	—	—	—
Total comprehensive income for the year	5,986	4,863	5,686	—	—	—

Group’s share in profit	1,497	1,216	1,422	—	—	—

Dividend declared	(4,880)	(6,400)	(4,950)	—	—	—

Group’s share in dividend	1,220	1,600	1,238	—	—	—

6. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2015	2,937,114	5,199	2,942,313	142,776	—
Additions	485,933	7,116	493,049	239,974	—
Transfer from vessels under construction	204,345	—	204,345	(204,345)	—
Fully amortized fixed assets	(8,137)	—	(8,137)	—	—

As of December 31, 2015	3,619,255	12,315	3,631,570	178,405	—

Additions	5,717	2,260	7,977	742,998	714
Sale and leaseback (Note 7)	(234,650)	—	(234,650)	—	227,809
Transfer from vessels under construction	825,047	—	825,047	(825,047)	—
Fully amortized fixed assets	(2,520)	(74)	(2,594)	—	—

As of December 31, 2016	4,212,849	14,501	4,227,350	96,356	228,523

Accumulated depreciation
As of January 1, 2015	130,597	2,199	132,796	—	—
Depreciation	106,071	570	106,641	—	—
Fully amortized fixed assets	(8,137)	—	(8,137)	—	—

As of December 31, 2015	228,531	2,769	231,300	—	—

Depreciation	115,790	648	116,438	—	6,519
Sale and leaseback (Note 7)	(6,841)	—	(6,841)	—	—
Fully amortized fixed assets	(2,520)	(74)	(2,594)	—	—

As of December 31, 2016	334,960	3,343	338,303	—	6,519

Net book value
As of December 31, 2015	3,390,724	9,546	3,400,270	178,405	—

As of December 31, 2016	3,877,889	11,158	3,889,047	96,356	222,004

Vessels with an aggregate carrying amount of $3,877,889 as of December 31, 2016 (December 31, 2015: $3,390,724) have been pledged as collateral under the terms of the Group’s loan agreements (Note 13).

On March 31, 2015, GasLog acquired two 170,000 cbm tri-fuel diesel electric LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $460,000 and chartered those vessels back to Methane Services Limited (“MSL”) for periods of 9 and 11 years respectively, with further options by the charterer to extend the term of the time charter for each vessel by either three or five years. The vessels acquired are the 2010-built Methane Becki Anne and Methane Julia Louise. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have tri-fuel diesel electric propulsion and on-board reliquefaction plants, which enable the vessels to operate on gas at a wider range of speed more efficiently.

On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Refer to Note 7.

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

Vessels under construction

In 2011, GAS-ten Ltd. entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of a LNG Carrier (155,000 cubic meters). The GasLog Salem was delivered on April 30, 2015.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The first vessel, the GasLog Greece, was delivered on March 29, 2016, while the second vessel, the GasLog Glasgow, was delivered on June 30, 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The first vessel, the GasLog Geneva, was delivered on September 30, 2016, while the second vessel, the GasLog Gibraltar, was delivered on October 31, 2016.

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

In September 2016, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2019.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2016, the Group has paid to the shipyard $91,375 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 22(b)).

The vessels under construction costs as of December 31, 2015 and 2016 are comprised of:

	As of December 31,
	2015	2016
Progress shipyard installments	170,634	91,375
Onsite supervision costs	4,289	4,915
Critical spare parts, equipment and other vessel delivery expenses	3,482	66

Total	178,405	96,356

7. Sale and Leaseback

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog had a holiday period for the first 210 days, which expired on September 21, 2016. This leaseback meets the definition of a finance lease under IFRS.

The movements in finance lease liabilities are reported in the following table:

As of January 1, 2016	—
Addition	217,000
Finance lease charge (Note 18)	9,367
Payments	(5,966)

As of December 31, 2016	220,401

Finance lease liability, current portion	5,946
Finance lease liability, non-current portion	214,455

Total	220,401

Commitments in relation to finance leases are payable as follows:

As of December 31, 2016
Not later than one year	17,849
Later than one year and not later than three years	35,697
Later than three years and not later than five years	35,746
More than five years	253,240

Minimum lease payments	342,532

Future finance charges	(122,131)

Total lease liabilities	220,401

The present value of finance lease liabilities is as follows:

As of December 31, 2016
Not later than one year	5,946
Later than one year and not later than three years	15,031
Later than three years and not later than five years	16,626
More than five years	182,798

Total lease liabilities	220,401

8. Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of the following:

	As of December 31,
	2015	2016
Current accounts	135,613	167,932
Time deposits (with original maturities of three months or less)	163,851	58,251
Ship management client accounts	3,524	841

Total	302,988	227,024

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

Included in Current accounts there was an amount of $4,056 held in retention accounts as of December 31, 2015, with respect to the next installments and interest due for the loan facilities of GAS-two Ltd., GAS-nine Ltd and GAS-ten Ltd.

As of December 31, 2016, an amount of $42 was classified as restricted cash comprising cash held in a restricted account as guarantee. As of December 31, 2015, an amount of $62,718 was classified as restricted cash comprising of cash held in blocked accounts in order to comply with the covenants under three of the Group’s credit facilities (Note 13).

9. Trade and Other Receivables

An analysis of the trade and other receivables is as follows:

	As of December 31,
	2015	2016
Trade receivables	4,246	2,265
VAT receivable	1,113	1,305
Accrued income	4,405	2,253
Insurance claims	3,155	550
Other receivables	3,160	2,883

Total	16,079	9,256

As of December 31, 2015 and 2016, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

10. Other Non-Current Assets

An analysis of other non-current assets is as follows:

	As of December 31,
	2015	2016
Accrued revenue from straight-line revenue	1,886	928
Cash collaterals on swaps	26,343	—
Various guarantees	728	412
Other long-term assets	—	484

Total	28,957	1,824

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps and cross currency swaps (“CCSs”) being the difference between their fair value and an agreed threshold.

11. Share Capital

GasLog’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

As of December 31, 2016, the share capital consisted of 80,561,353 issued and outstanding common shares, par value $0.01 per share, 431,773 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding (December 31, 2015: 80,496,499 issued and outstanding common shares, par value $0.01 per share, 496,627 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Number of Preference Shares	Share capital	Preference shares	Contributed surplus	Treasury shares
Outstanding as of January 1, 2014	62,863,166	—	—	629	—	614,964	—
Issuance of shares (Note 4)	18,129,960	—	—	181	—	308,506	—
Purchase of treasury shares	(520,614)	520,614	—	—	—	—	(13,221)
Treasury shares distributed for awards exercised in the year (Note 21)	20,614	(20,614)	—	—	—	—	645

Outstanding as of December 31, 2014	80,493,126	500,000	—	810	—	923,470	(12,576)

Issuance of preference shares (Note 4)	—	—	4,600,000	—	46	110,607	—
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(13,785)	—
Treasury shares distributed for awards vested in the year (Note 21)	3,373	(3,373)	—	—	—	—	85

Outstanding as of December 31, 2015	80,496,499	496,627	4,600,000	810	46	1,020,292	(12,491)

Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(53,318)	—
Treasury shares distributed for awards vested or exercised in the year (Note 21)	64,854	(64,854)	—	—	—	—	1,630

Outstanding as of December 31, 2016	80,561,353	431,773	4,600,000	810	46	966,974	(10,861)

The treasury shares were acquired by GasLog in 2014 from the open market, in relation to the share-based compensation (Note 21).

12. Equity attributable to owners of the Group

The Group’s net capital comprises of share capital, preference shares, contributed surplus, treasury shares, retained earnings/(accumulated deficit) and reserves. At December 31, 2015 and 2016, the Group had equity of $1,001,674 and $945,643, respectively.

The movements in reserves are reported in the following table:

	Hedging	Employee benefits	Share-based compensation reserve	Total reserves
Balance as of January 1, 2014	(14,754)	94	11,232	(3,428)
Effective portion of changes in fair value of cash flow hedges	(13,191)	—	—	(13,191)
Recycled loss of cash flow hedges reclassified to profit or loss	6,641	—	—	6,641
Hedging reserve allocated to non-controlling interest (Note 4)	(3,306)	—	—	(3,306)
Share-based compensation (Note 21)	—	—	1,856	1,856
Settlement of share-based compensation	—	—	(372)	(372)
Actuarial loss	—	(202)	—	(202)

Balance as of December 31, 2014	(24,610)	(108)	12,716	(12,002)

Effective portion of changes in fair value of cash flow hedges	(849)	—	—	(849)
Recycled loss of cash flow hedges reclassified to profit or loss	1,290	—	—	1,290
Share-based compensation, net of accrued dividend (Note 21)	—	—	2,791	2,791
Settlement of share-based compensation	—	—	(85)	(85)
Actuarial gain	—	26	—	26

Balance as of December 31, 2015	(24,169)	(82)	15,422	(8,829)

Effective portion of changes in fair value of cash flow hedges	(6,522)	—	—	(6,522)
Recycled loss of cash flow hedges reclassified to profit or loss	23,514	—	—	23,514
Share-based compensation, net of accrued dividend (Note 21)	—	—	3,597	3,597
Settlement of share-based compensation	—	—	(1,577)	(1,577)
Actuarial loss	—	(23)	—	(23)

Balance as of December 31, 2016	(7,177)	(105)	17,442	10,160

Dividend distributions

GasLog’s dividend distributions for the years ended December 31, 2014, 2015 and 2016 are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 27, 2014	Common	$0.12	March 25, 2014	9,133
May 13, 2014	Common	$0.12	June 11, 2014	9,719
August 19, 2014	Common	$0.12	September 8, 2014	9,720
November 19, 2014	Common	$0.14	December 5, 2014	11,268

Total				39,840

February 26, 2015	Common	$0.14	March 13, 2015	11,270
May 5, 2015	Common	$0.14	May 21, 2015	11,270
June 19, 2015	Preference	$0.510417	July 1, 2015	2,347
August 5, 2015	Common	$0.14	August 20, 2015	11,270
September 18, 2015	Preference	0.546875	October 1, 2015	2,515
November 4, 2015	Common	$0.14	November 19, 2015	11,270
November 17, 2015	Preference	$0.546875	January 4, 2016	2,515

Total				52,457

February 24, 2016	Common	$0.14	March 17, 2016	11,270
March 11, 2016	Preference	$0.546875	April 1, 2016	2,515
May 5, 2016	Common	$0.14	May 26, 2016	11,277
May 5, 2016	Preference	$0.546875	July 1, 2016	2,516
August 3, 2016	Common	$0.14	August 25, 2016	11,277
September 14, 2016	Preference	$0.546875	October 3, 2016	2,516
November 2, 2016	Common	$0.14	November 24, 2016	11,277
November 17, 2016	Preference	$0.546875	January 3, 2017	2,516

Total				55,164

13. Borrowings

An analysis of the borrowings is as follows:

	As of December 31,
	2015	2016
Amounts due within one year	645,193	156,645
Less: unamortized deferred loan issuance costs	(8,206)	(9,197)

Borrowings, current portion	636,987	147,448

Amounts due after one year	1,762,580	2,543,357
Plus: unamortized premium(1)	2,573	1,304
Less: unamortized deferred loan issuance costs	(27,653)	(40,083)

Borrowings, non-current portion	1,737,500	2,504,578

Total	2,374,487	2,652,026

(1)	Refer to “Senior Unsecured Notes” disclosed below for details on the premium.

Bank Loans-secured

Terminated Facilities:

(a) Danish Ship Finance A/S loan

In March 2008 GAS-one Ltd. entered into a bank loan facility of up to $174,033 with Danish Ship Finance A/S in order to partially finance the construction of a LNG vessel. On March 9, 2012, GAS-one Ltd. entered into an amending and restating agreement with Danish Ship Finance A/S. The amendment defined that the guarantors were GasLog and GasLog Carriers Ltd. The outstanding loan balance as of December 31, 2015 was $119,649. Additionally, as of December 31, 2015, pursuant to the aforementioned credit facility, $20,000 was presented under restricted cash due to the fact that the vessel’s new charter party was not considered an approved charter by the lenders.

On July 25, 2016, pursuant to the credit agreement entered into by GasLog with a number of international banks to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the “Legacy Facility Refinancing”, please refer to (l) below), the outstanding balance under the GAS-one Ltd. credit facility of $115,523 was fully repaid.

(b) DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ) loan

On May 17, 2013, GAS-two Ltd. signed a loan agreement with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Enskilda Banken AB (publ) for a term loan facility of up to $110,000 and a revolving credit facility of up to $50,000 for the purpose of refinancing the facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG which was due to mature in March 2014 and for general corporate purposes. As of December 31, 2015, the balance outstanding under the revolving facility was $42,175, while the term loan balance outstanding was $85,000. Additionally, as of December 31, 2015, GAS-two Ltd. had classified in restricted cash an amount of $718 representing the 90% of its free cash pursuant to a specific clause in its loan agreement requiring such restricted cash in the event that the charterer has not exercised its option to extend the charter, with effect on and from 12 months prior to expiry of the charter.

On July 25, 2016, pursuant to the Legacy Facility Refinancing (please refer to (l) below), the outstanding balance under the GAS-two Ltd. credit facility of $122,175 was fully repaid.

(c) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen, respectively. In connection with the GasLog Partners’ IPO on May 12, 2014, the credit facility entered was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the initial public offering. On November 19, 2014, the outstanding amount of $48,225 under the GAS-five Ltd. credit facility was fully repaid. The balance outstanding as of December 31, 2015 of the GAS-six Ltd. credit facility was $120,169.

On July 25, 2016, pursuant to the Legacy Facility Refinancing (please refer to (l) below), the outstanding balance under the GAS-six Ltd. credit facility of $116,096 was fully repaid.

(d) Credit Suisse AG

On January 18, 2012, GAS-seven Ltd. entered into a loan agreement of up to $144,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provided for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. The loan bore interest at LIBOR plus a margin. The balance outstanding as of December 31, 2015 was $128,000.

On July 25, 2016, pursuant to the Legacy Facility Refinancing (please refer to (l) below), the outstanding balance under the GAS-seven Ltd. credit facility of $124,000 was fully repaid.

(e) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement (the “Principal Agreement”) for a senior secured credit facility of up to $435,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels. The loan agreement provided for three tranches, to be drawn upon delivery of each newbuilding vessel. On June 24, 2014, GAS-eight Ltd. drew down $143,000 from the loan facility, to partially finance the delivery of the Solaris, on December 10, 2014, GAS-nine Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Saratoga and on April 24, 2015, GAS-ten Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Salem. The aggregate outstanding balance as of December 31, 2015 was $410,880.

On October 23, 2014, GasLog received a waiver letter from DNB Bank ASA, acting as agent of the loan facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., relating to the failure of GAS-nine Ltd. and GAS-ten Ltd. to secure relevant charter parties as required by the aforementioned loan facility. The waiver permitted (subject to proper documentation being executed) the drawdown of the relevant tranches notwithstanding that the charter arrangements had not been secured. Subsequent to the waiver letter, on December 2, 2014 a supplemental deed was signed with the lenders which among other amendments to the Principal Agreement requested for an amount of $21,000 per vessel to be maintained in blocked accounts until the time that an acceptable charter party agreement had been entered into after the delivery dates of the respective vessels. As of December 31, 2015, the amounts held in blocked accounts of $42,000 were classified as restricted cash under current assets (Note 8).

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21,000 maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., provided GasLog has an executed guarantee or letter of credit with a minimum duration of six months. In connection with this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21,000 each. The bank guarantees bore interest at a margin and were available for a period of up to two years.

On July 25, 2016, pursuant to the Legacy Facility Refinancing (please refer to (l) below), the aggregate outstanding balance under the credit facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. of $398,780 was fully repaid. Also, on July 26, 2016, the bank guarantees issued by BNP Paribas S.A. were terminated.

(f) Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.

On September 25, 2013, GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000 to partially finance the acquisition of the GasLog Chelsea drawn on September 26, 2013. In October 2013, Citibank International Plc., the existing lender of the GAS-fifteen Ltd. facility, transferred $50,000 of the outstanding facility to DVB Bank America N.V. The balance outstanding as of December 31, 2015 was $86,660.

On July 25, 2016, pursuant to the Legacy Facility Refinancing (please refer to (l) below), the outstanding balance under the GAS-fifteen Ltd. credit facility of $83,325 was fully repaid.

(g) Citibank, N. A. London Branch

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 6), GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. signed a loan agreement of $325,500 with Citibank, N.A. London Branch acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the facility. The debt of $217,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000 from the proceeds of the follow-on equity offering. The assumed balance of $192,000 was fully repaid on November 19, 2014. The balance outstanding as of December 31, 2015 related to GAS-eighteen Ltd. was $108,500 and was repayable in full in April 2016 without intermediate payments.

On May 14, 2014, in connection with the acquisition of the three additional LNG carriers from BG Group (Note 6), GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. signed a loan agreement of $325,500 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two-year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria respectively. In connection with the closing of the Partnership’s acquisition of the three entities that own the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria on July 1, 2015, GasLog Partners and GasLog Partners Holdings LLC were added as corporate guarantors in addition to GasLog, for the respective loan facility, replacing a previous guarantor, GasLog Carriers Ltd. The debt of $325,500 was assumed by the Partnership for the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000 of the GAS-twenty one Ltd. tranche on December 29, 2015. The aggregate balance outstanding under the facility as of December 31, 2015, was $305,500 and repayable in full in June 2016 without intermediate payments.

On April 5, 2016, pursuant to the credit agreements entered into by GasLog to refinance the debt maturities that were scheduled to become due in 2016 and 2017 (the “Five Vessel Refinancing”, please refer to (k) below), the outstanding balances under the GAS-eighteen Ltd. credit facility and the GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. credit facility of $108,500 and $305,500, respectively, were fully repaid.

(h) ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch and ING Bank N.V., London Branch

On March 25, 2015, GAS-twenty six Ltd. and GAS-twenty seven Ltd. entered into a senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch for the purpose of financing the acquisition of the Methane Becki Anne and the Methane Julia Louise (Note 6). The available amounts were fully drawn on March 31, 2015. Both facilities bore interest at LIBOR plus a margin. The balance outstanding as of December 31, 2015 for the senior secured term loan facility was $325,000, while the balance outstanding for the subordinated term loan facility was $135,000.

On February 24, 2016, following the completion of the sale and leaseback of the Methane Julia Louise (Note 7), $162,500 was prepaid into the senior secured term loan facility and $67,500 was prepaid into the subordinated term loan facility. Finally, on April 5, 2016, pursuant to the Five Vessel Refinancing (please refer to (k) below), the outstanding balances of $162,500 under the senior secured term loan facility and $67,500 under the subordinated term loan facility were fully repaid.

Existing facilities:

(i) Citibank, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered in a loan agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “GasLog Partners’ Credit Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The aforementioned refinancing was considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $9,019 were written off to profit or loss for the year ended December 31, 2014.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank N.A. loan facility, in which the lenders unanimously approved such changes to the facility agreement as were required to reflect the changes to the charters of three vessels agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees of $515 incurred during the year ended December 31, 2015 have been accounted for as deferred financing fees to be amortized over the remaining term of the loan facility with the effective interest method. The balance outstanding as of December 31, 2016 is $405,000 (December 31, 2015: $427,500) and is repayable in 12 equal quarterly installments of $5,625 each and a final balloon payment of $337,500 payable concurrently with the last quarterly installment in November 2019.

(j) Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank

On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

The loan agreement provides for four tranches of $412,458, $201,094, $206,115 and $491,690. The facility is also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and June 24, 2016, $162,967 were drawn down on each date with respect to the deliveries of the GasLog Greece and the GasLog Glasgow, while on September 26, 2016 and October 25, 2016, $160,697 were drawn down on each date with respect to the deliveries of the GasLog Geneva and the GasLog Gibraltar. The aggregate balance outstanding under the loan facility as of December 31, 2016 was $635,783. Amounts drawn bear interest at LIBOR plus a margin. The four vessel-owning entities that made the drawdowns are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2016.

As of December 31, 2016, commitment, arrangement, coordination, agency, bookrunner and legal fees of $12,045 for obtaining the undrawn portion of the financing (December 31, 2015: $17,874) are classified under Deferred financing costs in the statement of financial position and will be reclassified contra debt on the respective drawdown dates.

(k) ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited

On February 18, 2016, GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into the Five Vessel Refinancing to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing comprises a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche facility of up to $180,000. The vessels covered by the Five Vessel Refinancing are the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

On April 5, 2016, $395,450 and $179,750 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to partially refinance $644,000 of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The balance of $68,800 was paid from available cash. The aforementioned refinancing was considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $3,046 were written off to profit or loss for the year ended December 31, 2016. Following the decrease in the aggregate available amount by $1,300, the senior tranche facility provides for four advances of $72,288 each and a fifth advance of $106,298. The first four advances shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates while the fifth advance shall be repaid in 17 quarterly equal installments commencing 12 months after the relevant drawdown date, with a balloon payment together with the final installments. The junior tranche facility provides for four advances of $29,958 each and a fifth advance of $59,918. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates. The aggregate balance outstanding under the senior tranche as of December 31, 2016 is $383,128, while under the junior tranche the outstanding balance is $179,750. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

(l) Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V.

On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into the Legacy Facility Refinancing, a credit agreement to refinance the existing indebtedness on eight of GasLog’s on-the-water vessels of up to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000. On July 25, 2016, the available amount of $950,000 under the term loan facility and $11,641 under the revolving credit facility were drawn to refinance the aggregate existing indebtedness of $959,899 of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. Amounts drawn bear interest at LIBOR plus a margin. The aforementioned refinancing was considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $18,215 were written off to profit or loss for the year ended December 31, 2016. The balance outstanding as of December 31, 2016 of $950,000 under the term loan facility shall be repaid in nine semi-annual installments of $29,167 each and a balloon repayment of $687,500 five years after drawdown. The outstanding balance under the revolving credit facility as of December 31, 2016 was $11,641, while the available amount of $88,359 can be drawn and repaid at any time until January 2021 and July 2021, respectively. The aforementioned vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2016.

Securities covenants and guarantees

The obligations under the aforementioned facilities, with the exception of the junior tranche loan facility under the Five Vessel Refinancing, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels (excluding the vessels participating in the Cool Pool), including charter revenue, management revenue and any insurance and requisition compensation. In relation to the junior tranche loan facility drawn under the Five Vessel Refinancing, this is secured by second priority mortgage and assignments. Obligations under the GasLog Partners Credit Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the Five Vessel Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, obligations under the Legacy Facility Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Seattle and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, while obligations under the fourth facility are guaranteed by GasLog and GasLog Carriers Ltd. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance (with respect to the debt financing agreement entered into in October 2015, below 115% of the aggregate outstanding principal balance for the first two years after each drawdown and below 120% at any time thereafter). The Group was in compliance with the required minimum security coverage as of December 31, 2016.

Senior Unsecured Notes

On June 27, 2013, GasLog issued a senior unsecured bond of NOK 500,000 (or $83,206 based on the exchange rate on June 27, 2013) that will mature on June 27, 2018. On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500,000 (or $83,612 based on the exchange rate on closing date) at a premium of $4,180 (based on the exchange rate on closing date). On June 27, 2016, GasLog repurchased and cancelled NOK 588,000 (or $70,677) of the outstanding bonds at a price of 103.0% of par value, resulting in a loss of $2,120. Additionally, as a result of the repurchase, the unamortized bond fees and premium of $1,836 were written off to profit or loss for the year ended December 31, 2016. The total outstanding balance of the Norwegian bond, after the follow-on issue and the partial repurchase (the “2018 Bond Agreement”) amounts to NOK 412,000.

The bond under the 2018 Bond Agreement bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. GasLog may redeem it in whole or in part as follows (Call Option): (a) with settlement date at any time from June 27, 2016 to but not including June 27, 2017 at 105.0% of par plus accrued interest on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.0% of par plus accrued interest on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

On June 27, 2016, GasLog also completed the issuance of NOK 750,000 (equivalent to $90,150) of new senior unsecured bonds in the Norwegian bond market (the “2021 Bond Agreement”). The 2021 Bond Agreement matures in May 2021 and has a coupon of 6.9% over 3 month NIBOR. The proceeds from the issuance were used to partly refinance GasLog’s existing bonds maturing in June 2018, as described above.

The bond under the 2021 Bond Agreement bears interest at NIBOR plus margin. Interest payments are made in arrears on a quarterly basis. GasLog may redeem it in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.0% of par plus accrued interest on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.50% of par plus accrued interest on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.0% of par plus accrued interests on redeemed amount.

The aggregate carrying amount under the 2018 Bond Agreement and the 2021 Bond Agreement (the “Bonds”), net of unamortized financing costs and unamortized premium, as of December 31, 2016 was $133,531 (December 31, 2015: $112,185) while their aggregate fair value was $138,741 based on a USD/NOK exchange rate of 0.1159 as of December 31, 2016 (December 31, 2015: $115,406, based on a USD/NOK exchange rate of 0.1137).

Corporate guarantor financial covenants

GasLog Partners’ financial covenants

GasLog Partners as corporate guarantor for the GasLog Partners Credit Facility and the Five Vessel Refinancing is subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $15,000;

(ii)	total indebtedness divided by total assets must be less than 60.0%;

(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog Partners guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and

(iv)

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The GasLog Partners Credit Facility and the Five Vessel Refinancing also impose certain restrictions relating to GasLog Partners, including restrictions that limit its ability to make any substantial change in the nature of its business or to change the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2016.

GasLog’s financial covenants

GasLog, as corporate guarantor for the loan facilities and the Bonds listed above except for the GasLog Partners Credit Facility, is subject to specified financial covenants on a consolidated basis.

The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total assets must not exceed 75.0%;

(iii)

the ratio of EBITDA over debt service obligations as defined in the respective credit facilities and the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

(iv)

the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $50,000 after the first drawdown ($20,000 in relation to the 2018 Bond Agreement);

(v)

GasLog is permitted to pay dividends, provided that the Group holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (not applicable for the Bonds); and

(vi)	the Group’s market value adjusted net worth must at all times be not less than $350,000.

The credit facilities also impose certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facilities, without repaying all of the Group’s indebtedness in full, or to allow the Group’s largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog as issuer of the Bonds is required to comply with the financial covenants (i), (ii), (iii), (iv) and (vi) listed above. In addition, the 2018 Bond Agreement includes a dividend restriction according to which the Group may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of the Group’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group’s shares), or (iii)

grant any loans or make other distributions or transactions constituting a transfer of value to the Group’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted dividend pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of the Group shall not include any profits related to the sale of assets (and consequently any such profits related to such assets shall not form the basis for Distributions). On November 14, 2014, GasLog signed an amendment to the 2018 Bond Agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of GasLog Partners. Under the amended agreement (a) GasLog is permitted to make Distributions up to an aggregate maximum per share, for the years 2016, 2017 and 2018 of $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total assets (giving pro forma effect for the Distribution) does not exceed 67.5% immediately after the Distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months basis ending the quarter immediately prior to that in which the Distribution is made is not less than 115.0% and no event of default would result from such Distribution, (b) the amount of debt or committed debt availability that GasLog provides to GasLog Partners cannot exceed $75,000, and (c) GasLog has agreed to pay a one-time fee of 1.0% of the face value of the Bond.

As the above mentioned amendments to the covenants did not result in substantially different terms to the 2018 Bond Agreement, the amendments are considered a modification of the terms of the 2018 Bond Agreement. Consequently, the additional fees incurred during the year ended December 31, 2014 which amounted to $2,557 have been accounted as deferred financing fees and will be amortized over the remaining term of the 2018 Bond Agreement.

Also, under the 2021 Bond Agreement (a) GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2016, 2017, 2018, 2019, 2020 and 2021 of $1.00/share, $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the trustee of the 2021 Bond Agreement that no event of default is continuing or would result from such Distributions.

Compliance with the loan financial covenants is required on a semi-annual basis while compliance with the Bonds’ covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2016.

Debt Repayment Schedule

The maturity table below reflects the principal repayments of the loans and Bonds outstanding as of December 31, 2016 based on the repayment schedule of the respective loan facilities (as described above):

As of December 31, 2016
Not later than one year	156,645
Later than one year and not later than three years	881,843
Later than three years and not later than five years	1,254,997
Later than five years	406,517

Total	2,700,002

The weighted average interest rate for the outstanding loan facilities for the year ended December 31, 2016 was 3.54% (December 31, 2015: 3.32%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 25).

After excluding the unamortised deferred loan issuance costs the carrying amount of the Group’s bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

14. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2015	2016
Social contributions	1,085	1,057
Unearned revenue	30,159	37,522
Accrued legal and professional fees	1,030	1,480
Accrued board of directors’ fees	593	561
Accrued employee costs	4,955	5,800
Accrued off-hire	3,781	3,765
Accrued crew costs	5,244	6,132
Accrued purchases	6,207	3,553
Accrued financing cost	76	—
Accrued interest	7,713	27,165
Accrued brokerage commission on vessels’ acquisition	4,600	—
Accrued payable to charterers	560	5,040
Other accruals	1,081	1,311

Total	67,084	93,386

The unearned revenue represents charter hires received in advance in December 2016 relating to the hire period of January 2017, for 16 vessels (December 2015: 14 vessels).

15. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2014	2015	2016
Employee costs	7,789	8,771	10,012
Crew wages	36,577	49,254	53,593
Technical maintenance expenses	12,753	20,364	29,520
Provisions and stores	3,199	4,962	5,191
Insurance expenses	4,882	7,407	7,396
Management fees	188	375	188
Vessels’ tax	2,645	3,010	1,473
Other operating expenses	2,699	4,409	5,259

Total	70,732	98,552	112,632

16. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2014	2015	2016
Brokers’ commissions on revenue	3,554	4,678	5,526
Bunkers’ consumption	4,184	9,577	4,984
Adjustment for net pool allocation (Note 20)	—	35	4,674

Total	7,738	14,290	15,184

Bunkers’ consumption represents mainly bunkers consumed during vessels unemployment and off-hire.

17. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2014	2015	2016
Employee costs	16,344	17,276	17,037
Board of directors’ fees	1,926	2,439	2,288
Share-based compensation	1,856	2,872	3,869
Rent and utilities	1,780	2,180	2,236
Travel and accommodation	2,277	2,161	2,068
Legal and professional fees	7,578	11,014	6,802
Foreign exchange differences, net	(271)	689	1,241
Directors and officers’ liability insurance	1,142	729	423
Other expenses	1,522	1,922	2,678

Total	34,154	41,282	38,642

18. Financial Income and Costs

An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2014	2015	2016
Financial Income
Interest income	274	427	720

Total financial income	274	427	720

Financial Costs
Amortization and write-off of deferred loan/bond issuance costs and premium	15,362	11,355	35,141
Interest expense on loans and realized loss on cash flow hedges	43,743	68,253	76,495
Interest expense on Bonds and realized loss on cross currency swaps	9,533	11,331	11,723
Finance lease charge	—	—	9,367
Loss arising on bond repurchase at a premium (Note 13)	—	—	2,120
Other financial costs	2,941	1,017	2,470

Total financial costs	71,579	91,956	137,316

During the year ended December 31, 2016, an amount of $23,097 representing the write-off of the unamortized deferred loan and bond issuance costs in connection with the loan and bond refinancings described in Note 13 is included in Amortization and write-off of deferred loan/bond issuance costs and premium. Also, during the year ended December 31, 2014, an amount of $9,019 representing the write-off of the unamortized deferred loan issuance costs in connection with the refinancing of the Partnership’s credit facilities (Note 12) is included in Amortization and write-off of deferred loan/bond issuance costs and premium.

19. Contingencies

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

20. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and other amounts due from related parties

	As of December 31,
	2015	2016
Dividends receivable from associate (Note 5)	925	750
Due from Cool Pool Limited	249	1,930
Other receivables	171	385

Total	1,345	3,065

The amount due from Cool Pool Limited represents net revenue invoiced to GasLog which has not yet been collected.

Current Liabilities

	As of December 31,
	2015	2016
Ship management creditors	60	45
Amounts due to related parties	163	105

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $105 (December 31, 2015: $163) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2014, 2015 and 2016:

	Company	Details	Statement of income account	2014	2015	2016
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	731	607	211
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	758	704	754
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	57	—	3
(c)	Euronav (UK) Agencies Ltd.	Office rent and utilities	General and administrative expenses	150	646	—
(c)	Euronav (UK) Agencies Ltd.	Professional services	General and administrative expenses	109	—	—
(d)	Seres S.A.	Catering services	General and administrative expenses	195	196	181
(d)	Seres S.A.	Consultancy services	General and administrative expenses	53	42	55
(e)	C Transport Maritime S.A.M.	Claims and insurance fee	General and administrative expenses	110	54	—
(f)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	348	163	323
(g)	Unisea Maritime Ltd.	Office rent and utilities	General and administrative expenses	50	—	—
(h)	Blenheim Holdings Ltd.	Professional services	General and administrative expenses	—	38	—
(i)	A.S. Papadimitriou and Partners Law Firm	Professional services	General and administrative expenses	—	—	73
(j)	Cool Pool Limited	Pool gross revenues	Revenues	—	2,469	19,789
(j)	Cool Pool Limited	Pool gross bunkers	Voyage expenses and commissions	—	1,838	3,027
(j)	Cool Pool Limited	Pool other voyage expenses	Voyage expenses and commissions	—	20	305
(j)	Cool Pool Limited	Adjustment for net pool allocation	Voyage expenses and commissions	—	35	4,674

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

(c)

Through its subsidiary GasLog Services (UK) Ltd., the Group makes payments to Euronav (UK) Agencies Ltd. (“Euronav UK”), a subsidiary of Euronav NV, whose major shareholder was Mr. Livanos until November 2015, for the use of its office space in London. Euronav UK leases operating space pursuant to a service agreement with a third-party property owner and the Group occupies a portion of the leased space. The Group pays Euronav UK £223 per year for the office space plus a stamp duty, which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In addition, as of December 31, 2014, the Group reimbursed Euronav UK for part of the legal fees and other professional charges relating to the execution of the lease agreement. In 2016, Euronav UK was no longer a related party of the Group, thus the respective office rent and utilities’ expenses recorded in 2016 were not included in the above table.

(d)

GasLog LNG Services Ltd. has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services Ltd. has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus.

(e)

The Group through one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime S.A.M., an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Services Ltd. pays C Transport Maritime S.A.M. $10 per owned vessel per annum and $3 per managed vessel per annum. The service agreement was terminated in 2015.

(f)	Chartwell Management Inc. is an entity controlled by the Livanos family, which provides travel services to GasLog’s directors and officers.

(g)

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

In connection to the sale and leaseback of the Methane Julia Louise in February 2016, GasLog entered into a consulting agreement with Unisea Maritime, under the terms of which GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (incurred in line with the Group policies). The brokerage commission fee of $430 was paid in advance for the full 20—year period of the bareboat charter, discounted to the date of the agreement at an annual discount rate of 7.5% and was included under “Vessel held under finance lease”.

(h)	Blenheim Holdings Ltd. that is controlled by Ceres Shipping (Note 1), requested reimbursement of professional expenses provided in 2015.

(i)

A.S. Papadimitriou and Partners Law Firm, an entity controlled by one of our directors, provided legal services in relation to the legal due diligence process of our investment in Gastrade S.A. (“Gastrade”)—refer to Note 29. In addition to the $73 recognised in profit or loss, an amount of $56 was capitalised under “Other non-current assets”.

(j)

GasLog recognized gross revenues and total voyage expenses of $19,789 and $3,332, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2016 (December 31, 2015: $2,469 and $1,857, respectively). The aforementioned pool results were further adjusted by $4,674 (2015: $35) to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.

(k)

Ceres Monaco S.A.M., an affiliate of Ceres Shipping, provided consultancy services to the Group with respect to its investment in Gastrade (Note 29) for which an amount of $100 was capitalised under “Other non-current assets”.

Compensation of key management personnel

The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2014	2015	2016
Remuneration	6,140	6,627	6,117
Short-term benefits	50	94	73
Expense recognized in respect of share-based compensation	1,245	1,173	1,454

Total	7,435	7,894	7,644

21. Share-Based Compensation

Omnibus Incentive Compensation Plan

On May 17, 2013, April 1, 2014, April 1, 2015 and April 1, 2016, GasLog granted to executives, managers and certain employees of the Group, Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively, the “SARs”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs vest three years after the grant dates while the SARs vesting incrementally with one-third of the SARs vest on each of the three anniversaries of the grant dates. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders of the awards have no voting rights. In addition, the holders of the awards granted in 2013 and 2014 are not entitled to dividends or other distributions.

The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	64,792	May 17, 2013	n/a	n/a	$11.95
SARs	325,943	May 17, 2013	April 29, 2023	$13.26	$2.3753
RSUs	76,251	April 1, 2014	n/a	n/a	$22.58
SARs	286,746	April 1, 2014	March 31, 2024	$24.00	$6.0035
RSUs	88,492	April 1, 2015	n/a	n/a	$19.48
SARs	305,859	April 1, 2015	March 31, 2025	$19.48	$5.6352
RSUs	212,837	April 1, 2016	n/a	n/a	$9.28
SARs	848,981	April 1, 2016	March 31, 2026	$9.28	$2.3263

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

Inputs into the model	2013	2014	2015	2016
Grant date share closing price	$13.26	$24.00	$19.48	$9.28
Exercise price	$13.26	$24.00	$19.48	$9.28
Expected volatility	29.31%	29.42%	39.3%	47.3%
Expected term	6 years	6 years	6 years	6 years
Risk-free interest rate for the period similar to the expected term	1.08%	2.03%	1.48%	1.37%

In 2013, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $13.26 per share and adjusting for the effect of the expected dividends to which holders of RSUs are not entitled using a risk-free interest rate of 0.4% for the three years until the expiry of the RSUs, which resulted in a fair value of $11.95 per RSU.

In 2014, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $24.00 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.91% for the three years until the expiry of the RSUs which resulted in a fair value of $22.58 per RSU.

In 2015, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $19.48 per share and was not further adjusted since the holders are entitled to dividends.

In 2016, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $9.28 per share and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2015	139,669	—	—	1.82	2,465
Granted during the year	88,492	—	—	—	1,724
Vested during the year	(3,373)	—	—	—	(54)
Forfeited during the year	(7,820)	—	—	—	(149)

Outstanding as of December 31, 2015	216,968	—	—	1.38	3,986

Granted during the year	212,837	—	—	—	1,975
Vested during the year	(61,028)	—	—	—	(729)
Forfeited during the year	(340)	—	—	—	(7)

Outstanding as of December 31, 2016	368,437	—	—	1.63	5,225

SARs
Outstanding as of January 1, 2015	590,353	18.45	—	8.78	2,437
Granted during the year	305,859	19.48	—	—	1,724
Expired during the year	(7,247)	15.98	—	—	(24)
Forfeited during the year	(15,737)	19.47	—	—	(81)

Outstanding as of December 31, 2015	873,228	18.81	—	8.28	4,056

Granted during the year	848,981	9.28	—	—	1,975
Exercised during the year	(8,115)	13.26	16.15	—	(19)
Forfeited during the year	(392)	19.48	—	—	(2)

Outstanding as of December 31, 2016	1,713,702	14.11	—	8.25	6,010

As of December 31, 2016, 578,105 SARs have vested but not been exercised.

On April 1, 2015 and April 1, 2016, GasLog Partners granted to its executives, Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”). The RCUs and PCUs will vest three years after the grant dates subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th-75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Fair value at grant date
RCUs	16,999	April 1, 2015	$24.12
PCUs	16,999	April 1, 2015	$24.12
RCUs	24,925	April 1, 2016	$16.45
PCUs	24,925	April 1, 2016	$16.45

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs granted in 2015 and 2016 was determined by using the grant date closing price of $24.12 and $16.45 per common unit, respectively, and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the year	16,999	—	410

Outstanding as of December 31, 2015	16,999	2.25	410

Granted during the year	24,925	—	410

Outstanding as of December 31, 2016	41,924	1.84	820

PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the year	16,999	—	410

Outstanding as of December 31, 2015	16,999	2.25	410

Granted during the year	24,925	—	410

Outstanding as of December 31, 2016	41,924	1.94	820

The total expense recognized in respect of share-based compensation for the year ended December 31, 2016 was $3,869 (December 31, 2015: $2,872 and December 31, 2014: $1,856). The total accrued cash distribution as of December 31, 2016 is $353 (December 31, 2015: $81) and is included under “Other non-current liabilities”.

22. Commitments

(a) On December 31, 2016 the Group had the following commitments as lessee relating to buildings under operating leases:

As of December 31, 2016
Not later than one year	1,586
Later than one year and not later than three years	1,632
Later than three years and not later than five years	670
More than five years	367

Total operating lease commitment	4,255

The rental expense relating to operating leases for the year ended December 31, 2016 was $1,527 (December 31, 2015: $1,493 and December 31, 2014: $1,081).

(b) Commitments relating to the vessels under construction (Note 6) on December 31, 2016 payable to Samsung and Hyundai were as follows:

As of December 31, 2016
Not later than one year	63,656
Later than one year and not later than three years	883,276

Total vessel construction commitment	946,932

GasLog has issued performance guarantees in favor of Samsung and Hyundai for the outstanding commitments relating to the vessels under construction.

Also, based on an agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with MSL on March 8, 2016, the first two entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the case that the reliquefaction plants do not fulfill specified enhanced performance criteria during operation as set forth in the relevant agreement, GasLog will refund the reimbursed amounts to MSL in the form of a daily compensation amount per vessel.

(c) Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2016 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31, 2016
Not later than one year	474,696
Later than one year and not later than three years	816,019
Later than three years and not later than five years	491,612
Later than five years	568,203

Total future gross minimum charter hire	2,350,530

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2016 (Note 6). For these vessels, the following charter party agreements have been signed:

•

In April 2015, GAS-twenty two Ltd., GAS-twenty three Ltd. and GAS-twenty four Ltd. signed time charter agreements with MSL for the employment of the respective owned vessels for average initial terms of approximately 9.5 years, commencing between mid-2018 and mid-2019.

•	In July 2016, GAS-twenty five Ltd. signed a time charter agreement with Total Gas & Power Chartering Limited for the employment of its owned vessel for a period of seven years, commencing mid-2018.

•

In October 2016, GAS-twenty eight Ltd. signed a time charter agreement with Pioneer Shipping Limited, a subsidiary of Centrica plc for the employment of its owned vessel for a period of seven years, commencing mid-2019.

(d) Related to the acquisition of the six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000, of which depot spares with value $660 have been purchased and paid as of December 31, 2016. The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(e) On November 2, 2015, following execution of a letter agreement between GasLog and MSL reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and/or modifications of existing vessels as agreed between the parties. As of December 31, 2016, the outstanding commitment is $1,312.

(f) On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it has access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into a floating storage and regasification unit (“FSRU”), such conversion work to be undertaken by Keppel Shipyard Limited. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion, or if the same have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at discounted price of 85% of the original cost.

(g) Other Guarantees:

As of December 31, 2016, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250 to third parties relating to the satisfactory performance of its ship management activities;

•	Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

23. Financial Risk Management

The Group’s activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group makes use of derivative financial instruments such as interest rate swaps to moderate certain risk exposures.

Market risk

Interest rate risk: The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group’s operating margins, results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2016, the Group has economically hedged 37.77% of its variable rate interest exposure relating to its existing loan facilities and the Bonds by swapping the variable rate to a fixed rate (December 31, 2015: 43.61% and December 31, 2014: 53.90%).

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2016 was $1,695,302. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would increase the interest expense on the un-hedged portion of the Group’s loans by approximately $1,433 (December 31, 2015: $1,315 and December 31, 2014: $678).

Interest rate sensitivity analysis: The fair value of the interest rate swaps as of December 31, 2016 was estimated as a net asset of $1,796 (December 31, 2015: net liability of $16,561). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 25) amounting to $4,922 loss (December 31, 2015: $979 and December 31, 2014: $6,515) was recognized directly in equity.

The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2016, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate and cross currency swaps would have amounted to $4,526 (December 31, 2015: $3,349 and December 31, 2014: $4,405). This amount would have affected other comprehensive income by $499 (December 31, 2015: $1,483 and December 31, 2014: $2,192) and the loss on swaps by $4,027 (December 31, 2015: $1,866 and December 31, 2014: $2,213).

Other price risk: The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group’s investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s subsidiaries’ functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros (“EUR”). Specifically, for the year ended December 31, 2016, approximately $85,777 of the operating and administrative expenses were denominated in EUR (December 31, 2015: $78,131 and December 31, 2014: $68,928). As of December 31, 2016, approximately $12,799 of the Group’s outstanding trade payables and accruals were denominated in EUR (December 31, 2015: $17,454).

The Group has entered into cross currency swaps (Note 25) to hedge its currency exposure from the Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR and GBP. In addition, management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group’s profit and cash flows during the year ended December 31, 2016 by $8,578, based upon its expenses during the year (December 31, 2015: $7,813 and December 31, 2014: $6,893).

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

	Weighted average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2015
Trade and other accounts payable		$11,877	322	192	—	—	12,391
Amounts due to related parties		163	—	—	—	—	163
Other payables and accruals*		7,584	28,370	971	—	—	36,925
Other non-current liabilities		—	—	—	518	760	1,278
Variable interest loans	2.97%	7,223	68,141	624,498	1,467,432	297,551	2,464,845
Bonds		—	2,763	8,480	130,717	—	141,960

Total		$26,847	$99,596	634,141	1,598,667	298,311	2,657,562

December 31, 2016
Trade and other accounts payable		7,189	—	66	—	—	7,255
Amounts due to related parties		105	—	—	—	—	105
Other payables and accruals*		27,703	26,130	2,031	—	—	55,864
Other non-current liabilities		—	—	—	353	776	1,129
Variable interest loans	3.33%	35,884	21,063	158,831	2,231,522	454,020	2,901,320
Bonds		—	2,233	9,025	164,255	—	175,513
Finance lease liability		1,516	2,885	13,448	71,443	253,240	342,532

Total		$72,397	52,311	183,401	2,467,573	708,036	3,483,718

*	Excludes Unearned revenue as it is not a financial liability.

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Group’s expected cash flows for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2015
Interest rate swaps	152	2,266	7,053	7,355	(47)	16,779
Cross currency swaps	—	883	3,102	53,960	—	57,945

Total	152	3,149	10,155	61,315	(47)	74,724

December 31, 2016
Interest rate swaps	73	—	5,010	(5,707)	(1,754)	(2,378)
Cross currency swaps	—	348	1,370	23,073	—	24,791
Forward foreign exchange contracts	27	144	(299)	—	—	(128)

Total	100	492	6,081	17,366	(1,754)	22,285

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2015	2016
Cash and cash equivalents	302,988	227,024
Short-term investments	6,000	18,000
Trade and other receivables	16,079	9,256
Dividends receivable and other amounts due from related parties	1,345	3,065
Restricted cash	62,718	42
Derivative financial instruments	61	7,938

For the year ended December 31, 2016, 95.0% of the Group’s revenue was earned from Royal Dutch Shell plc (“Shell”). For the year ended December 31, 2015, 83.1% of the Group’s revenue was earned from BG Group and 11.8% from Shell and for the year ended December 31, 2014, 80.1% of the Group’s revenue was earned from BG Group and 11.7% from Shell and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparties. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2016. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counterparties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

24. Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders value.

The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is calculated as follows:

	As of December 31,
	2015	2016
Borrowings, current portion	636,987	147,448
Borrowings, non-current portion	1,737,500	2,504,578
Finance lease liability, current portion	—	5,946
Finance lease liability, non-current portion	—	214,455

Total debt	2,374,487	2,872,427
Total equity	1,507,920	1,509,682

Total debt and equity	3,882,407	4,382,109

Gearing ratio	61.16%	65.55%

25. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of December 31,
	2015	2016
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	61	7,856
Forward foreign exchange contracts	—	82

Total	61	7,938

Derivative financial instruments, current assets	—	82
Derivative financial instruments, non-current assets	61	7,856

Total	61	7,938

The fair value of the derivative liabilities is as follows:

	As of December 31,
	2015	2016
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,410	—
Cross currency swaps	56,152	24,279
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	8,212	6,060

Total	72,774	30,339

Derivative financial instruments, current liability	14,243	7,854
Derivative financial instruments, non-current liability	58,531	22,485

Total	72,774	30,339

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

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Original Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2015	December 31, 2016
GAS-six Ltd.(1)	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	65,074	—
GAS-nine Ltd.(1)	Commonwealth Bank of Australia (“CBA”)	April 2014	Dec 2014	Dec 2019	2.23%	59,024	—
GAS-nine Ltd.(1)	DNB Bank ASA	April 2014	Dec 2014	Dec 2019	2.24%	59,024	—
GAS-ten Ltd.(1)	Skandinavinska Enskilda Banken AB (publ) (“SEB”)	April 2014	Feb 2015	Feb 2020	2.25%	59,893	—
GAS-ten Ltd.(1)	ING Bank N.V.	May 2014	Feb 2015	Feb 2020	2.23%	59,893	—
GAS-fifteen Ltd.(1)(2)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%/2.89%	86,660	—

					Total	389,568	—

(1)

In July 2016, the Group terminated these interest rate swap agreements associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing (Note 13) paying their fair value on that date. The cumulative loss of $12,953 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016.

(2)	The fixed interest rate was agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2015.

For the year ended December 31, 2016, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $7,550 has been recognized in Other comprehensive income (December 31, 2015: $7,279, December 31, 2014: $9,885). For the year ended December 31, 2016, a loss of $2,628, was recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expenses component of the hedge (December 31, 2015: $6,300, December 31, 2014: $3,370).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Original Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2015	December 31, 2016
GAS-eight Ltd.(1)	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	39,263	—
GAS-eight Ltd.(1)	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	39,263	—
GAS-eight Ltd.(1)	SEB	May 2012	Mar 2014	Mar 2021	2.05%	12,636	—
GAS-eight Ltd.(1)	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	12,636	—
GAS-eight Ltd.(1)	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	12,636	—
GAS-eight Ltd.(1)	CBA	May 2012	Mar 2014	Mar 2021	2.06%	12,636	—
GAS-one Ltd.(1)(2)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	64,095	—
GAS-one Ltd.(1)(2)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	55,554	—
GAS-six Ltd.(1)(2)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	55,096	—
GAS-seven Ltd.(1)(2)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	96,000	—
GAS-seven Ltd.(1)(2)	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	32,000	—
GAS-two Ltd.(1)(2)	CBA	Sept 2013	Feb 2014	April 2018	1.69%	28,333	—
GAS-two Ltd.(1)(2)	DNB Bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	28,333	—
GAS-two Ltd.(1)(2)	SEB	Sept 2013	Feb 2014	April 2018	1.66%	28,333	—
GasLog(3)	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	—	66,667
GasLog(3)	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	—	66,667
GasLog(3)	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	—	66,667
GasLog(3)	DNB Bank ASA	July 2016	July 2016	July 2020	1.784%	—	73,333
GasLog(3)	DNB Bank ASA	July 2016	July 2016	July 2021	1.729%	—	73,333
GasLog(3)	DNB Bank ASA	July 2016	July 2016	July 2022	1.719%	—	73,333
GasLog(3)	HSBC Bank Plc	July 2016	July 2016	July 2020	1.896%	—	33,333
GasLog(3)	HSBC Bank Plc	July 2016	July 2016	July 2021	1.818%	—	33,333
GasLog(3)	HSBC Bank Plc	July 2016	July 2016	July 2022	1.79%	—	33,333
GasLog(3)	Nordea Bank Finland	July 2016	July 2016	July 2020	1.905%	—	66,667
GasLog(3)	Nordea Bank Finland	July 2016	July 2016	July 2021	1.84%	—	66,667
GasLog(3)	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	—	66,667
GasLog(3)	SEB	July 2016	July 2016	July 2020	1.928%	—	50,000
GasLog(3)	SEB	July 2016	July 2016	July 2021	1.8405%	—	50,000
GasLog(3)	SEB	July 2016	July 2016	July 2022	1.814%	—	50,000

					Total	516,814	870,000

(1)

In July 2016, the Group terminated these interest rate swap agreements associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing (Note 13) paying their fair value on that date.

(2)	During the year ended December 31, 2016, the amount of the cumulative loss from the period that these hedges were effective that was recycled to profit or loss was $4,978 (December 31, 2015: $1,129).

(3)	In July 2016, GasLog entered into new interest rate swap agreements with a notional value of $870,000 in aggregate, maturing between 2020 and 2022.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2016 amounted to a net gain of $18,448 (December 31, 2015: $149 loss, December 31, 2014: $7,873 loss), which was recognized against profit or loss in the period incurred and is included in Loss on swaps. During the year ended December 31, 2016, the net gain of $18,448 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its Bonds.

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

Company	Counterparty	Trade Date	Effective Date	Original Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2015	December 31, 2016
GasLog(1)	DNB Bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	—
GasLog(1)	SEB	June 2013	June 2013	June 2018	7.41%	27,731	—
GasLog(1)	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	—
GasLog(1)	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	27,871	22,965
GasLog(1)	SEB	April 2014	May 2014	June 2018	5.99%	27,871	22,965
GasLog(1)	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	27,871	22,965
GasLog(2)	DNB Bank ASA	June 2016	June 2016	May 2021	8.59%	—	30,050
GasLog(2)	SEB	June 2016	June 2016	May 2021	8.59%	—	30,050
GasLog(2)	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	—	30,050

					Total	166,819	159,045

(1)

On June 27, 2016, GasLog terminated the first three CCSs agreements and decreased the notional amount of the remaining three CCSs by paying their fair value on that date. The cumulative loss of $5,583 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016.

(2)

On June 20, 2016, in conjunction with the issuance of the bond under the 2021 Bond Agreement (Note 13), GasLog entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the 2021 Bond Agreement.

For the year ended December 31, 2016, the effective portion of changes in the fair value of CCSs amounting to a loss of $2,559 has been recognized in Other comprehensive income (December 31, 2015: $23,584 loss, December 31, 2014: $37,722 loss). For the year ended December 31, 2016, a loss of $2,446 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2015: $2,714 loss, December 31, 2014: $60 gain). Additionally, for the year ended December 31, 2016, a loss of $1,487, was recognized in Other comprehensive income in relation to the retranslation of the Bonds in U.S. dollars as of December 31, 2016 (December 31, 2015: $21,000 gain, December 31, 2014: $31,106 gain).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”) and EUR. Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/GBP)	Exchange Amount (in thousands)
GasLog	SEB	August 2016	January 2017	1.3147	£400
GasLog	SEB	August 2016	February 2017	1.3147	£400
GasLog	SEB	August 2016	March 2017	1.3147	£1,800
GasLog	SEB	August 2016	April 2017	1.3147	£400
GasLog	SEB	August 2016	May 2017	1.3147	£400
GasLog	SEB	August 2016	June 2017	1.3147	£400
GasLog	SEB	December 2016	July 2017	1.2541	£400
GasLog	SEB	December 2016	August 2017	1.2541	£400
GasLog	SEB	December 2016	September 2017	1.2541	£400
GasLog	SEB	December 2016	October 2017	1.2541	£400
GasLog	SEB	December 2016	November 2017	1.2541	£400
GasLog	SEB	December 2016	December 2017	1.2541	£400

				Total	£6,200

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/EUR)	Exchange Amount (in thousands)
GasLog	HSBC	December 2016	January 2017	1.0542	€1,200
GasLog	HSBC	December 2016	February 2017	1.0542	€1,200
GasLog	HSBC	December 2016	March 2017	1.0542	€1,200
GasLog	HSBC	December 2016	April 2017	1.0542	€1,200
GasLog	HSBC	December 2016	May 2017	1.0542	€1,200
GasLog	HSBC	December 2016	June 2017	1.0542	€1,200
GasLog	HSBC	December 2016	July 2017	1.0542	€1,200
GasLog	HSBC	December 2016	August 2017	1.0542	€1,200
GasLog	HSBC	December 2016	September 2017	1.0542	€1,200
GasLog	HSBC	December 2016	October 2017	1.0542	€1,200
GasLog	HSBC	December 2016	November 2017	1.0542	€1,200
GasLog	HSBC	December 2016	December 2017	1.0542	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	January 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	February 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	March 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	April 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	May 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	June 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	July 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	August 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	September 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	October 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	November 2017	1.0562	€1,200
GasLog	Nordea Bank AB, London Branch	December 2016	December 2017	1.0562	€1,200
GasLog	SEB	December 2016	January 2017	1.0541	€1,200
GasLog	SEB	December 2016	February 2017	1.0541	€1,200
GasLog	SEB	December 2016	March 2017	1.0541	€1,200
GasLog	SEB	December 2016	April 2017	1.0541	€1,200
GasLog	SEB	December 2016	May 2017	1.0541	€1,200
GasLog	SEB	December 2016	June 2017	1.0541	€1,200
GasLog	SEB	December 2016	July 2017	1.0541	€1,200
GasLog	SEB	December 2016	August 2017	1.0541	€1,200
GasLog	SEB	December 2016	September 2017	1.0541	€1,200
GasLog	SEB	December 2016	October 2017	1.0541	€1,200
GasLog	SEB	December 2016	November 2017	1.0541	€1,200
GasLog	SEB	December 2016	December 2017	1.0541	€1,200

				Total	€43,200

The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2016. The change in the fair value of these contracts for the year ended December 31, 2016 amounted to a net gain of $82 (for the year ended December 31, 2015: $0, December 31, 2014: $0), which was recognized against profit or loss in the period incurred and is included in Loss on swaps.

An analysis of Loss on swaps is as follows:

	For the year ended December 31,
	2014	2015	2016
Unrealized (loss)/gain on interest rate swaps held for trading	(7,873)	(149)	18,530
Realized loss on interest rate swaps held for trading	(10,310)	(8,904)	(8,435)
Recycled loss of cash flow hedges reclassified to profit or loss	(6,641)	(1,290)	(23,514)
Ineffective portion of cash flow hedges	37	11	—

Total	(24,787)	(10,332)	(13,419)

Fair value measurements

The fair value of the Group’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps, the forward foreign exchange contracts and the CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 are based on the degree to which the fair value is observable:

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

26. Non-cash Items on Statements of Cash Flows

As of December 31, 2016, there were capital expenditures for vessels and vessels under construction of $2,038 that were not paid during the year ended December 31, 2016 and were included in current liabilities (December 31, 2015: $12,576, December 31, 2014: $7,999).

As of December 31, 2016, there were equity raising costs of $5 that were not paid during the year ended December 31, 2016 and were included in current liabilities (December 31, 2015: $59, December 31, 2014: $174).

As of December 31, 2016, there were no loan issuance costs outstanding and included in current liabilities (December 31, 2015: $247, December 31, 2014: $903).

As of December 31, 2016, there were receivables from stock options exercise of $108 included in assets (December 31, 2015: $0, December 31, 2014: $0).

27. Taxation

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

The Group did not qualify for this exemption for the three years ended December 31, 2016; however, the effect on the results is insignificant.

28. Earnings/(loss) per share (“EPS”)

Basic earnings/(loss) per share was calculated by dividing the profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31,
	2014	2015	2016
Basic earnings/(loss) per share
Profit/(loss) for the year attributable to owners of the Group	42,161	10,829	(21,486)
Less: Dividends on preference shares	—	7,379	(10,063)

Profit/(loss) for the year available to owners of the Group	42,161	3,450	(31,549)
Weighted average number of shares outstanding, basic	78,633,820	80,496,314	80,534,702

Basic earnings/(loss) per share	0.54	0.04	(0.39)

Diluted earnings/(loss) per share
Profit/(loss) for the year available to owners of the Group used in the calculation of diluted EPS	42,161	3,450	(31,549)
Weighted average number of shares outstanding, basic	78,633,820	80,496,314	80,534,702
Dilutive potential ordinary shares	166,372	114,106	—

Weighted average number of shares used in the calculation of diluted EPS	78,800,192	80,610,420	80,534,702

Diluted earnings/(loss) per share	0.54	0.04	(0.39)

The Group excluded the effect of 1,713,702 SARs and 368,437 RSUs in calculating diluted EPS for the year ended December 31, 2016, as they were anti-dilutive (December 31, 2015: 576,014 SARs and 83,751 RSUs, December 31, 2014: 285,024 SARs and 74,877 RSUs).

29. Subsequent Events

In January 2017, Simon Crowe, GasLog and GasLog Partners’ Chief Financial Officer (“CFO”) informed the board of directors of his intention to step down from the position of CFO in March 2017.

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units and issued 76,531 general partner units to its general partner (in order for GasLog to retain its 2.0% general partner interest in GasLog Partners) at a public offering price of $20.50 per unit, raising net proceeds of $75,488 (after excluding $1,569 from the sale of the general partner units to GasLog). The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. On February 24, 2017, GasLog Partners issued additional 120,000 common units and 2,449 general partner units in relation to the exercise of the underwriters’ overallotment option resulting to additional net proceeds of $2,435 (after excluding $50 from the sale of the general partner units to GasLog).

On February 1, 2017, GasLog and GasLog Partners announced that, following Simon Crowe’s decision to step down from his position as CFO, the board of directors appointed Alastair Maxwell as CFO with effective date early March 2017.

On February 9, 2017, GasLog acquired a 20% ownership interest in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure.

On February 16, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on March 16, 2017 to shareholders of record as of March 6, 2017.

On February 24, 2017, GasLog entered into three new interest rate swap agreements with a notional value of $300,000 in aggregate, maturing in February and March 2022.