Form 20-F
period 2017-12-31
GasLog Ltd.
filed 2018-02-28
CIK 1534126

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd. (Exact name of Company as specified in its charter)
Not Applicable (Translation of Company's name into English)
Bermuda (Jurisdiction of incorporation or organization)
c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian MC 98000, Monaco (Address of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 80,717,885 common shares of the Company's common stock and 4,600,000 Series A Preference Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

ABOUT THIS REPORT

        In this annual report, unless otherwise indicated:

  •
  "GasLog", the "Company", the "Group", "we", "our", "us" or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries (including GasLog Partners LP) or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common shares or the 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the "Preference Shares"), they refer to GasLog Ltd.;

  •
  "GasLog Partners" or the "Partnership", refers to GasLog Partners LP, a master limited partnership formed by GasLog to acquire, own and operate liquefied natural gas, or "LNG", carriers under multi-year charters, or any one or more of GasLog Partners' subsidiaries;

  •
  the "general partner" refers to GasLog Partners GP LLC, the general partner of GasLog Partners;

  •
  "GasLog LNG Services" refers to GasLog LNG Services Ltd., our wholly owned subsidiary;

  •
  "our vessels" or "our ships" refers to the LNG carriers owned or controlled by the Company and its subsidiaries, including the LNG carriers owned by GasLog Partners; "our wholly owned vessels" or "our wholly owned ships" refers to the LNG carriers owned by the Company and its subsidiaries, excluding any LNG carriers owned by GasLog Partners (in which we hold the controlling general partner interest as well as limited partner interests) and its subsidiaries and Egypt LNG Shipping Ltd. (in which we hold a 25.0% equity interest);

  •
  "Shell" refers to Royal Dutch Shell plc, or any one or more of its subsidiaries;

  •
  "BG Group" refers to BG Group plc. BG Group was acquired by Shell on February 15, 2016;

  •
  "MSL" refers to Methane Services Limited, a subsidiary of Shell;

  •
  "Samsung" refers to Samsung Heavy Industries Co., Ltd. or any one or more of its subsidiaries;

  •
  "Hyundai" refers to Hyundai Heavy Industries Co., Ltd. or any one or more of its subsidiaries;

  •
  "Total" refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.;

  •
  "Centrica" refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;

  •
  "Cheniere" refers to Cheniere Energy, Inc. or any one or more of its subsidiaries;

  •
  "Egypt LNG" refers to Egypt LNG Shipping Ltd;

  •
  "Gastrade" refers to Gastrade S.A.;

  •
  "the Cool Pool" refers to The Cool Pool Limited;

  •
  "Ceres Shipping" refers to Ceres Shipping Ltd.;

  •
  "NYSE" refers to the New York Stock Exchange;

  •
  "SEC" refers to the U.S. Securities and Exchange Commission;

  •
  "IFRS" refers to International Financial Reporting Standards;

  •
  "IASB" refers to International Accounting Standards Board;

  •
  "dollars" and "$" refers to, and amounts are presented in, U.S. dollars;

  •
  "TFDE" refers to tri-fuel diesel electric;

  •
  "Steam" refers to steam-powered;

  •
  "cbm" refers to cubic meters;

  •
  "mtpa" refers to million tonnes per annum;

  •
  "LP-2S" refers to low pressure, dual-fuel two stroke engine propulsion;

  •
  "Dynagas" refers to Dynagas Ltd. and "Golar" refers to Golar LNG Ltd.; and

  •
  "Mitsui" refers to Mitsui Co., Ltd. and "Lepta Shipping" refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui.

FORWARD-LOOKING STATEMENTS

        All statements in this annual report that are not statements of historical fact are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

  •
  fluctuations in spot and long-term charter hire rates and vessel values;

  •
  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

  •
  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology which may impact the rate at which we can charter such vessels;

  •
  our ability to maintain long term relationships and enter into time charters with new and existing customers;

  •
  increased exposure to the spot market and fluctuations in spot charter rates;

  •
  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

  •
  changes in the ownership of our charterers;

  •
  our customers' performance of their obligations under our time charters and other contracts;

  •
  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

  •
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

  •
  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

  •
  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

  •
  fluctuations in currencies and interest rates;

  •
  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

  •
  risks inherent in ship operation, including the discharge of pollutants;

  •
  our ability to retain key employees and the availability of skilled labor, ship crews and management;

  •
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

  •
  potential liability from future litigation;

  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

  •
  other factors discussed in "Item 3. Key Information—D. Risk Factors" of this annual report.

        We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        The following table presents summary consolidated financial and other data of GasLog for each of the five years in the five-year period ended December 31, 2017. The summary consolidated financial data of GasLog as of December 31, 2016 and 2017, and for each of the years in the three-year period ended December 31, 2017, is derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected consolidated financial data as of December 31, 2013, 2014 and 2015, and for the years ended December 31, 2013 and 2014, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements". You should also read "Item 5. Operating and Financial Review and Prospects".

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars, except share and per share data)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Revenues	$157,240	$328,679	$415,078	$466,059	525,229
Vessel operating and supervision costs	(32,058)	(70,732)	(98,552)	(112,632)	(122,486)
Voyage expenses and commissions	(2,861)	(7,738)	(14,290)	(15,184)	(8,150)
Depreciation	(29,322)	(70,695)	(106,641)	(122,957)	(137,187)
General and administrative expenses	(21,598)	(34,154)	(41,282)	(38,642)	(39,850)

Profit from operations	71,401	145,360	154,313	176,644	217,556

Financial costs	(27,851)	(71,579)	(91,956)	(137,316)	(139,181)
Financial income	411	274	427	720	2,650
Gain/(loss) on swaps	11,498	(24,787)	(10,332)	(13,419)	2,025
Share of profit of associate	1,470	1,497	1,216	1,422	1,159

Total other expenses, net	(14,472)	(94,595)	(100,645)	(148,593)	(133,347)

Profit for the year	$56,929	$50,765	$53,668	$28,051	$84,209

Profit/(loss) attributable to owners of the Group	$56,929	$42,161	$10,829	$(21,486)	$15,506
Profit attributable to non-controlling interests	$—	$8,604	$42,839	$49,537	$68,703
Earnings/(loss) per share, basic and diluted	$0.91	$0.54	$0.04	$(0.39)	$0.07
Weighted average number of shares, basic	62,863,665	78,633,820	80,496,314	80,534,702	80,622,788
Weighted average number of shares, diluted	62,863,665	78,800,192	80,610,420	80,534,702	81,266,130
Dividends declared per common share	$0.45	$0.50	$0.56	$0.56	$0.56
Dividends declared per preference share	$—	$—	$1.60	$2.19	$2.19

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$103,798	$211,974	$302,988	$227,024	$384,092
Short-term investments	4,500	28,103	6,000	18,000	—
Restricted cash	—	22,826	62,718	42	—
Investment in associates(1)	6,326	6,603	6,274	6,265	20,800
Tangible fixed assets(2)	1,529,720	2,809,517	3,400,270	3,889,047	3,772,566
Vessels under construction	120,295	142,776	178,405	96,356	166,655
Vessel held under finance lease	—	—	—	222,004	214,329
Total assets	1,816,679	3,269,971	4,039,621	4,515,164	4,634,891
Borrowings, current portion	100,320	116,431	636,987	147,448	179,367
Borrowings, non-current portion	1,014,754	1,778,845	1,737,500	2,504,578	2,368,189
Finance lease liability, current portion	—	—	—	5,946	6,302
Finance lease liability, non-current portion	—	—	—	214,455	207,126
Share capital	629	810	810	810	810
Preference Shares	—	—	46	46	46
Equity attributable to owners of the Group	639,533	929,391	1,001,674	945,643	918,029
Non-controlling interests	—	323,646	506,246	564,039	845,105
Total equity	639,533	1,253,037	1,507,920	1,509,682	1,763,134

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
CONSOLIDATED CASH FLOW DATA
Net cash provided by operating activities	$86,745	$148,288	$161,579	$256,532	$223,630
Net cash used in investing activities	(935,516)	(1,386,656)	(704,052)	(771,242)	(74,599)
Net cash provided by financing activities	840,481	1,346,762	634,317	439,766	7,265

	Year Ended December 31,
	2013	2014	2015	2016	2017
FLEET DATA(3)
Number of managed ships at end of period	20	21	22	25	23
Average number of managed ships during period	16.9	20.0	21.7	23.6	23.4
Number of owned ships at end of period	8	16	19	22	22
Average number of owned ships during period	5.0	12.4	18.2	19.8	22
Average age of owned ships (years)	1.7	4.4	5.2	5.1	6.1
Total calendar days for owned and bareboat fleet	1,832	4,520	6,638	7,568	8,395
Total operating days for owned and bareboat fleet(4)	1,808	4,392	6,097	7,439	8,317

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(5)	$102,193	$217,552	$262,170	$301,023	$355,902
Adjusted EBITDA(5)	101,617	217,172	262,969	302,386	356,048
Capital expenditures:
Payments for fixed assets	1,038,153	1,364,283	728,446	761,513	82,352
Common share dividend declared	28,288	39,840	45,078	45,101	45,144
Preference share dividend declared	—	—	7,379	10,063	10,064

(1)
Consists of our 25.0% ownership interest in Egypt LNG, our 33.33% ownership interest in the Cool Pool and our investment in Gastrade. On October 1, 2015, GasLog, Dynagas and Golar signed an LNG carrier pooling agreement to establish the Cool Pool to market their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements. The Cool Pool was incorporated in September 2015. Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure.

(2)
Includes delivered ships (including dry-docking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

(3)
Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2017 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, Egypt LNG and Lepta Shipping that are or were operating under our management.

(4)
The operating days for our owned and bareboat fleet are the total number of days in a given period that the vessels (including the Methane Julia Louise, our vessel on a bareboat charter) were in our possession less the total number of days off-hire not recoverable from the insurers. In 2017, operating days include 1,768 days for our vessels operating in the Cool Pool. We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(5)
Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. EBITDA and Adjusted EBITDA are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA and Adjusted EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of financial costs, gain/loss on swaps, taxes, depreciation and amortization, and, in the case of Adjusted EBITDA, foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA and Adjusted EBITDA are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

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

  Reconciliation of EBITDA and Adjusted EBITDA to Profit:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
Profit for the year	$56,929	$50,765	$53,668	$28,051	$84,209
Depreciation.	29,322	70,695	106,641	122,957	137,187
Financial costs	27,851	71,579	91,956	137,316	139,181
Financial income	(411)	(274)	(427)	(720)	(2,650)
(Gain)/loss on swaps	(11,498)	24,787	10,332	13,419	(2,025)

EBITDA	102,193	217,552	262,170	301,023	355,902
Foreign exchange (gains)/losses, net	(576)	(380)	799	1,363	146

Adjusted EBITDA	$101,617	$217,172	$262,969	$302,386	$356,048

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2017:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2017
(in thousands of U.S. dollars)
Debt:(1)
Borrowings, current portion(2)	$179,367
Borrowings, non-current portion(2)	2,368,189
Finance lease liability, current portion(2)	6,302
Finance lease liability, non-current portion(2)	207,126

Total debt	2,760,984

Equity:
Preference Shares(3)	46
Share capital(3)	810
Contributed surplus	911,766
Reserves	18,347
Treasury shares(3)	(6,960)
Accumulated deficit	(5,980)
Non-controlling interest	845,105

Total equity	1,763,134

Total capitalization	$4,524,118

(1)
Our indebtedness, other than under our NOK denominated bonds issued under the agreement signed on June 22, 2016, between GasLog and the bond trustee, as amended (the "NOK 2021 Bonds"), and the 8.875% senior unsecured notes due in 2022 and issued in March 2017 (the "8.875% Senior Notes"), is secured by mortgages on our owned ships and is guaranteed by the Company or a combination of the Company and GasLog Partners, in the case of the Partnership's indebtedness. The NOK 2021 Bonds and the 8.875% Senior

  Notes (the carrying amount of which, net of unamortized financing costs as of December 31, 2017, are $89.7 million and $245.9 million, respectively) are unsecured. Borrowings presented do not include our scheduled debt payments and our prepayments since December 31, 2017 totaling $72.5 million. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

(2)
Borrowings presented at December 31, 2017, are shown net of $40.4 million of loan issuance costs that are being amortized over the term of the respective borrowings.

(3)
Does not include any shares that may be issued under the Company's 2013 Omnibus Incentive Compensation Plan. At December 31, 2017, our share capital consisted of 80,717,885 issued and outstanding common shares, 275,241 treasury shares issued and 4,600,000 Preference Shares issued and outstanding.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Inherent to Our Business

As of February 26, 2018, our owned and bareboat fleet consists of 24 LNG carriers (including the 12 LNG carriers owned by GasLog Partners) and five newbuilds. The majority of our ships currently operate under multi-year charters with five ships operating in the spot market but the charters of a further six ships will terminate in 2018 and 2019. Any limitation in the availability/operation of our ships or an increase in the number of ships operating in the spot market or a reduction in demand for spot LNG carriers could have a negative impact on the level or volatility of charter rates in the LNG shipping spot market which could have a material adverse effect on our business, financial condition, results of operations and cash flows and could significantly reduce or eliminate our ability to pay dividends.

        19 of our owned and bareboat vessels (including the 12 LNG Carriers owned by GasLog Partners) currently operate under multi-year charters. Four of our newbuilds will operate under multi-year charters following delivery from the shipyard, one of our newbuilds is uncommitted and five of our vessels are currently operating in the spot market. However, five Partnership vessels, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Jane Elizabeth and the Methane Alison Victoria are due to come off charter in May 2018, July 2018, September 2018, October 2019 and December 2019, respectively, each plus or minus 30 days. In addition, the GasLog Salem is due to come off charter in September 2019, plus or minus 30 days. GasLog Partners and GasLog continue to pursue opportunities for new multi-year charters with third parties for these vessels, but may have difficulty in securing new charters at attractive rates and durations. In the interim, we may have increased exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations.

        Failure to secure new multi-year charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for dividends to shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based. Vessel values may fluctuate substantially, which could result in an impairment charge, could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss.

        If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our 24 owned and bareboat LNG carriers in operation. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows, including cash available for dividends to our shareholders. If the Partnership is unable to re-deploy a vessel, it will not receive any revenues from that vessel, and it would be required to pay expenses necessary to maintain the vessel in proper operating condition as well as service the debt attached to that vessel.

Our future growth depends on our ability to expand relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and for additional newbuild LNG carriers and/or FSRUs, for which we will face substantial competition from established companies with significant resources, as well as potential new entrants.

        One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into time charter contracts for the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah and the GasLog Saratoga which currently operate in the spot market through the Cool Pool and the GasLog Skagen, which will operate in the Cool Pool from September 2018. We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, including in respect of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Jane Elizabeth and the Methane Alison Victoria, all of which are owned by GasLog Partners, and the GasLog Salem. In addition, we are seeking to enter into time charter contracts for the newbuild LNG carriers and for newbuild or converted FSRUs, including for Hull No. 2212. The process of obtaining long-term, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids, all of which can often extend for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

        We expect substantial competition from a number of experienced companies. Competitors may include other independent ship owners, state-sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have, and some have particular relationships that may provide them with competitive advantages. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. We may not be successful in executing any future growth plans, and we may incur significant expenses and losses in connection with such growth efforts.

If the short-term or spot LNG carrier charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

        Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If the short-term or spot charter market continues to expand, we may enter into short-term time charters upon expiration or early termination of our current charters. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for dividends to our shareholders, especially if we enter into charters during periods when charter rates are depressed.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for existing or newbuild vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

        The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs ("UFC") which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates ("boil-off ratio" or "BOR"). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time, as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

Our future performance and ability to secure future time charters depends on continued growth in LNG production and demand for LNG and LNG shipping.

        Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction or slower than expected ramp-up of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

  •
  prices for crude oil, petroleum products and natural gas;

  •
  the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;

  •
  increases in the production levels of lower cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

  •
  increases in the production of natural gas in areas linked by pipelines to consuming areas, or the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;

  •
  infrastructure constraints such as delays in the construction of liquefaction facilities or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

  •
  increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

  •
  negative global or regional economic or political conditions, particularly in LNG consuming regions which could reduce energy consumption or its growth;

  •
  new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;

  •
  labor or political unrest or military conflicts affecting existing or proposed areas of LNG production, regasification or consumption;

  •
  any significant explosion, spill or other incident involving an LNG facility or carrier; or

  •
  regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

        In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future.

A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects, results of operations and cash flows.

        Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

  •
  price and availability of crude oil and petroleum products;

  •
  worldwide and regional demand for and price of natural gas;

  •
  the cost of exploration, development, production, transportation and distribution of natural gas;

  •
  expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;

  •
  the level of worldwide LNG production and exports;

  •
  government laws and regulations, including but not limited to environmental protection laws and regulations;

  •
  local and international political, economic and weather conditions;

  •
  political and military conflicts; and

  •
  the availability and cost of alternative energy sources, including coal and alternate sources of natural gas in gas importing and consuming countries.

        Given the significant global natural gas and crude oil price volatility referenced above, and with five Partnership vessels and one GasLog vessel currently scheduled to come off charter during 2018 and 2019, a continuation of volatility in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

  •
  a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

  •
  low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;

  •
  high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are linked to the price of crude oil;

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

  •
  the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

  •
  declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact compliance with covenants in loan documentation.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipation of exports beginning in early 2016 drove significant ordering activity. Whilst we saw a decline in ordering of newbuilds during 2017, as of December 31, 2017, the LNG carrier order book totaled 95 vessels and the delivered fleet stood at 428 vessels. This and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, ship utilization and ship values.

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
  cyber-attack;

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

  •
  delays in the delivery of cargo;

  •
  loss of revenues from termination of charter contracts;

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

        The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

        In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

The required dry-docking of our ships could be more expensive and time consuming than we anticipate. In 2018, three GasLog Partners vessels and one GasLog vessel are scheduled to be dry-docked. During the scheduled dry-docking, three of the four vessels will undertake additional work which is expected to enhance their operational performance. The dry-docking time for these three vessels will be longer than the usual time required for a normal dry-docking. Any overrun of the dry-docking or delay or cost overrun caused by the additional work to the vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay dividends to our shareholders.

        Dry-dockings of our owned and bareboat ships require significant expenditures and result in loss of revenue while our ships are off-hire during such period. Any significant increase in either the number of off-hire days due to such dry-dockings or in the costs of any repairs carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs or modifications during the dry-docking is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. The dry-dockings of all of our vessels (other than the GasLog Shanghai) are expected to be carried out between 2018 and 2023.

We may experience operational problems with vessels that reduce revenue and increase costs. Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures. If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to acquisition of additional vessels, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and ability to pay dividends to our shareholders.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

        Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends to our shareholders.

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

        The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and subsequently maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship's flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society's rules.

        If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

If we cannot meet our charterers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

        Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further challenge our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

        Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

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

        Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

        We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection of and safety requirements on all LNG carriers. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance or to obtain the required certificates for entry into some of the ports where we operate.

        Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or "OPA", provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the "London Convention".

        Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner's or operator's intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

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

        Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or "IMO", have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the "Kyoto Protocol" and the "Paris Agreement", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the "MARPOL Convention". Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

        Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant and unpredictable financial and operational adverse impacts on our business.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

        In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Any terrorist attacks targeted at ships may in the future have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders and could directly impact our ships or our customers.

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

A cyber-attack could materially disrupt GasLog's business.

        GasLog's business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog's information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt GasLog's operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog's information technology systems could have a material adverse effect on GasLog's business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In the future, the ships we own or manage could be required to call at ports located in countries that are subject to restrictions imposed by the United States and other governments.

        The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA", which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as GasLog, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

        In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating, or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the "ITRA", which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person's vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or "any affiliate" has "knowingly" engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 or the "IFCA", which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

        On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China,

France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran's energy and petrochemical sectors described above, including, among other things, certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran.

        Although the ships we own have not called on ports in countries subject to sanctions or embargoes or in countries identified as state sponsors of terrorism, including Iran, North Korea and Syria, we cannot assure you that these ships will not call on ports in these countries in the future. While we intend to maintain compliance with all sanctions and embargoes applicable to us, U.S. and international sanctions and embargo laws and regulations do not necessarily apply to the same countries or proscribe the same activities, which may make compliance difficult. Additionally, the scope of certain laws may be unclear, and these laws may be subject to changing interpretations and application and may be amended or strengthened from time to time, including by adding or removing countries from the proscribed lists. Violations of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their investment, or not to invest, in us.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

        We operate our ships worldwide, requiring our ships to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistently applied and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the "FCPA", and the Bribery Act 2010 of the United Kingdom or the "UK Bribery Act". We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant senior management time and attention.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

        Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation ("GDPR"), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, GasLog has invested in, and intends to continue to invest in, reasonably necessary resources to comply with evolving standards.

        GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay dividends.

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

        Additionally, in some jurisdictions, such as the Republic of South Africa, under the "sister ship" theory of liability, a claimant may arrest both the ship that is subject to the claimant's maritime lien and any "associated" ship, which is any ship owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one ship in our fleet for claims relating to another of our ships.

We may be subject to litigation that could have an adverse effect on us.

        We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Inherent in an Investment in GasLog

We depend upon one customer for nearly all of our revenues. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We have historically derived nearly all of our revenues from subsidiaries of Shell. For the year ended December 31, 2017, Shell accounted for 92.6% of our revenues. Following the delivery of our five new LNG carriers on order, Shell will continue to be a key customer, as two of our newbuildings will be chartered to MSL upon delivery, resulting in a total of 18 owned vessels being chartered to Shell. We could lose Shell as a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if Shell is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If Shell or another customer terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Our charterers have the right to terminate a ship's time charter in certain circumstances, such as:

  •
  loss of the ship or damage to it beyond repair;

  •
  if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period;

  •
  defaults by us in our obligations under the charter; or

  •
  the outbreak of war or hostilities involving two or more major nations, such as the United States or the People's Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

        A termination right under one ship's time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Due to our lack of diversification, adverse developments in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

        We rely exclusively on the cash flow generated from charters for our LNG vessels and management of third party LNG vessels. Due to our lack of diversification, an adverse development in the LNG or the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Our contracts for the five newbuildings we have on order as of February 26, 2018, are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

        Our five contracted newbuildings are scheduled to be delivered to us on various dates between 2018 and 2020. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

        The completion and delivery of newbuildings or conversions could be delayed because of:

  •
  quality or engineering problems;

  •
  changes in governmental regulations or maritime self-regulatory organization standards;

  •
  work stoppages or other labor disturbances at the shipyard;

  •
  bankruptcy or other financial crisis of the shipbuilder;

  •
  a backlog of orders at the shipyard;

  •
  political or economic disturbances;

  •
  weather interference or a catastrophic event, such as a major earthquake or fire;

  •
  requests for changes to the original vessel specifications;

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel;

  •
  the inability to finance the construction or conversion of the vessels; or

  •
  the inability to obtain requisite permits or approvals.

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

        Our ability to acquire and retain customers depends on a number of factors, including our ability to staff our vessels with masters, officers and crews of suitable experience in operating LNG carriers. As we take delivery of our newbuildings or any secondhand ships we acquire in the future, we expect to hire a significant number of seafarers qualified to staff and operate our new vessels, as well as additional shoreside personnel. As the global LNG carrier fleet continues to grow, we expect the demand for technically skilled and experienced officers and crew to increase. This could lead to an industry-wide shortfall of qualified personnel, resulting in increased crew costs, which could constrain our ability to recruit suitable employees to operate our LNG carriers within our budget parameters.

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

We must make substantial capital expenditures to acquire the five newbuildings we have on order as of February 26, 2018, and any additional ships we may acquire in the future.

        We are obligated to make substantial capital expenditures to fund our commitments for the five newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates between 2018 and 2020. As of December 31, 2017, the total remaining balance of the contract prices for the four vessels under construction and the GasLog Houston delivered in January 2018 (and not including the contract price of the shipbuilding contract for Hull No. 2213 signed in 2018) was $882.6 million, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel is payable upon its delivery to us from the shipyard. We intend to partially fund these commitments with the undrawn $664.0 million under the financing agreement we entered into on October 16, 2015 (the "October 2015 Facility"), and with available cash and cash from operations.

        To the extent that we are unable to draw down the amounts committed under our credit facilities, whether due to our failure to comply with the terms of such facilities or the lenders' failure to fund the committed amounts, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our four contracted newbuildings. If we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

        In addition, we may choose to make substantial capital expenditures to expand the size of our fleet and/or to convert existing LNG carriers to FSRUs in the future. We expect to finance the cost of any new vessels through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability further to expand our fleet and to pay dividends to our shareholders.

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

        Our credit facilities impose, and any future credit facility we enter into will impose, operating and financial restrictions on us and our subsidiaries. These restrictions in our credit facilities generally limit our shipowning subsidiaries' ability to, among other things:

  •
  incur additional indebtedness, create liens or provide guarantees;

  •
  provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, us or any of our affiliates;

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

        Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis or, in the case of the GasLog Partners' $450.0 million credit facility, or the "GasLog Partners Credit Facility", to GasLog Partners and its subsidiaries on a consolidated basis, or in the case of the credit facility provided under the credit agreement entered into on February 18, 2016 to refinance the existing indebtedness on five of our contracted vessels of up to $576.50 million, or the "Five Vessel Refinancing", to us and our subsidiaries on a consolidated basis and to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners financial covenants);

  •
  total indebtedness divided by our total assets (total indebtedness plus total equity in the case of the 8.875% Senior Notes) must not exceed 75.0% (in the case of the GasLog Partners financial covenants, must be less than 60.0%);

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

        In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% (in the case of the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants and, if we fail to do so, our lenders could accelerate our indebtedness.

        Further, GasLog has the NOK 2021 Bonds and the US dollar denominated 8.875% Senior Notes which also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. Under the terms of the NOK 2021 Bonds, GasLog is required to comply with the following financial covenants:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  total indebtedness divided by total assets (total indebtedness plus total equity in the case of the 8.875% Senior Notes) must not exceed 75.0%;

  •
  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

  •
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million;

  •
  GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

  •
  GasLog's market value adjusted net worth must at all times be not less than $350.0 million.

        In addition, the terms of the NOK 2021 Bonds include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of GasLog's shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog's shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog's shareholders (items (i), (ii) and (iii) collectively referred to as the "Distributions") that in aggregate exceed during any calendar year, 50% of GasLog's consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted Distributions pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of GasLog shall not include any profits related to the sale of assets (and consequently any such profits related to such profits shall not form the basis for Distributions). Under the terms of the NOK 2021

Bonds, GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2017, 2018, 2019, 2020 and 2021 of $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions.

        Under the terms of the 8.875% Senior Notes, GasLog is required to comply with the following financial covenants:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  total indebtedness divided by total indebtedness plus total equity must not exceed 75.0%;

  •
  the ratio of EBITDA over debt service, on a trailing four quarter basis, shall be not less than 100.0%;

  •
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.50% of total indebtedness or $35.0 million; and

  •
  the issuer's market value adjusted net worth must at all times be not less than $300.0 million.

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

        Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A failure to comply with covenants and restrictions or to meet our payment and other obligations could lead to defaults under our credit facilities which could cause our payment obligations to be accelerated. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. Because obligations under our financing arrangements are secured by our ships and are guaranteed by our ship-owning subsidiaries, if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets, which would materially and adversely impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, a default under one of our credit facilities could result in the cross-acceleration of our other indebtedness. For more information regarding our credit facilities, please read "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

        The significant global natural gas and crude oil price volatility, amongst other factors referenced above, have in turn led to a significant shortening of the average duration of spot charters fixed during 2017, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the five vessels in the Cool Pool. As of December 31, 2017, we had a total of 2,833 open vessel days during 2018, including 1,695 days for the five vessels operating in the Cool Pool. A failure to obtain charters at acceptable rates on these vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants later in 2018, particularly the required ratio of EBITDA to debt service and the minimum cash requirement.

Ship values may fluctuate substantially, which could result in an impairment charge, impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

        If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Policies—Impairment of Vessels". Deterioration in market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends to our shareholders.

        As of December 31, 2017, we had an aggregate of $2.55 billion of indebtedness outstanding under our credit agreements, the NOK 2021 Bonds and the 8.875% Senior Notes, of which $179.4 million was repayable within one year, and a $213.4 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.3 million was repayable within one year. As of December 31, 2017, there was an undrawn available capacity of $100.0 million under the revolving facility of the credit agreement we entered into on July 19, 2016 to refinance the existing indebtedness on eight of our on-the-water vessels of up to $1,050.0 million (the "Legacy Facility Refinancing"). In addition, there is one loan facility with an aggregate undrawn amount of $664.0 million available that will be used to finance a portion of the contract price of three of our newbuildings on their delivery and the GasLog Houston. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

  •
  the requirement on us to maintain minimum levels of liquidity as a percentage of our total debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

  •
  our costs of borrowing could increase as we become more leveraged;

  •
  our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions; and

  •
  if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you.

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

  •
  our ability to comply with the specified financial covenants in our loan facilities, NOK 2021 Bonds and 8.875% Senior Notes and as corporate guarantor for certain loan facilities on a consolidated basis;

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

        For information regarding the dividend payment restrictions in our financing agreements, see "—Risks Related to Our Business—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships."

        The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for dividends.

        Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company's assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends as and when any such dividends are declared by our board of directors. We may not declare a common dividend if the payment of our preference dividends is in arrears.

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

        We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of February 26, 2018, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 25.9% equity interest (including our 2.0% general partner interest) as well as all of the incentive distribution rights. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

        Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros and in British pounds. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros and British pounds, which amounted to approximately $7.5 million and $5.6 million as of December 31, 2017. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

        In addition, we are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or "LIBOR". On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 ("FCA Announcement"). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders and ability to service our debt. We use interest rate swaps to reduce our exposure to interest rate risk, and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders' equity as well as charges against our profit.

        We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2017, we had 18 interest rate swaps in place with a notional amount of $1.17 billion. The changes in the fair value of the 18 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

        As of December 31, 2017, we had three Cross Currency Swaps, or "CCSs", to exchange interest payments and principal on maturity on the same terms as the NOK 2021 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2021 Bonds. As of December 31, 2017, the three CCSs had a notional amount of $90.2 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

        We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly euros and British Pounds Sterling). As of December 31, 2017, we had 65 forward foreign exchange contracts in place with an aggregate notional amount of €72.0 million and 12 with an aggregate notional amount of £3.6 million. The changes in the fair value of these 77 contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

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

        We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk.

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
  our payment of dividends;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  fluctuations in oil and natural gas prices;

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

  •
  general economic conditions, including fluctuations in interest rates;

  •
  terrorist acts;

  •
  future sales of our shares or other securities;

  •
  investors' perceptions of us and the LNG shipping industry;

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

We are a "foreign private issuer" under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

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

Substantial future sales of our equity securities could cause the market price of our equity securities to decline.

        Sales of a substantial number of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our equity securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities.

        In the future we may issue additional equity securities which may be pari passu with or senior to our common shares. The issuance by us of additional common shares or other equity securities that are contractually or structurally pari passu with or senior to our common shares would have the following effects:

  •
  our shareholders' proportionate ownership interest in us will decrease;

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

Our Preference Shares are subordinated to our debt obligations and investors' interests could be diluted by the issuance of additional preference shares and by other transactions.

        Our Preference Shares are subordinated to all of our existing and future indebtedness. As of December 31, 2017, we had $2.55 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

        Our common shares are the only class of our shares carrying full voting rights. Holders of the Preference Shares generally have no voting rights. However, if and whenever dividends payable on the Preference Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preference Shares (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Shares voted as a class for the election of such director). The right of such holders of Preference Shares to elect a member of our board of directors will continue until all accumulated and unpaid dividends on the Preference Shares have been paid in full. In addition, holders of Preference Shares are entitled to vote together with holders of common shares on matters related to the approval of an amalgamation or merger.

The Preference Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

        The Preference Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preference Shares may be required to bear the financial risks of an investment in the Preference Shares for an indefinite period of time. In addition, the Preference Shares rank junior in all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

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

        Entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own approximately 40.1% of our issued and outstanding common shares. As a result of his shareholding, Mr. Livanos can effectively control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different to yours.

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

        These provisions could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Tax Risks

        In addition to the following risk factors, you should read "Item 10. Additional Information—E. Tax Considerations" for a more complete discussion of the material Bermuda and U.S. Federal income tax considerations relating to us and the ownership and disposition of our common shares and Preference Shares.

We will have to pay tax on U.S.-source income, which would reduce our earnings.

        Under the United States Internal Revenue Code of 1986, as amended, or the "Code", the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

        We do not currently qualify for a tax treaty exemption or a statutory tax exemption, and therefore we are subject to the 4% U.S. Federal income tax described above. We do not expect any resulting U.S. tax liability to be material or materially reduce the earnings available for distribution to our shareholders for the fiscal years ended December 31, 2017 and December 31, 2018. For 2017, the U.S. source gross transportation tax was $0.7 million. Changes to our business could change this expectation and in such circumstances, we may attempt to qualify for the exemption from tax under Section 883. For a more detailed discussion, see the section entitled "Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income".

If we were treated as a "passive foreign investment company", certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.

        A foreign corporation will be treated as a "passive foreign investment company", or "PFIC", for U.S. Federal income tax purposes if at least 75% of its gross income for any tax year consists of certain types of "passive income", or at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any tax year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

        Based on our method of operation, we do not believe that we are a PFIC for this tax year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income", and the assets that we own and operate to produce that income do not constitute passive assets.

        There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, the U.S. Internal Revenue Service, or the "IRS", or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we could constitute a PFIC for a future tax year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that we are or have been a PFIC for any tax year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares or Preference Shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period. Please read "Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

        Our company and its founders have a long history in shipping and in LNG carriers. Our largest shareholder is Ceres Shipping, whose founding family's shipping activities commenced more than 100 years ago and which is currently controlled by our Chairman, Peter G. Livanos. Ceres Shipping owns its shareholding in GasLog through its wholly owned subsidiary, Blenheim Holdings Ltd. ("Blenheim Holdings"). Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group's owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services, as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. For a description of our historical and current capital expenditures, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures".

        On April 4, 2012, we completed our initial public offering, or "IPO", and our common shares began trading on the NYSE on March 30, 2012 under the ticker symbol "GLOG". On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares (including 1,425,000 common shares in relation to the over-allotment option exercised in full by the underwriters) and a concurrent private placement of 2,317,460 common shares at the public offering price to certain of its directors and officers and one of its major shareholders. The offering and private placement resulted in net proceeds of $199.0 million which were used to partially finance the acquisition of the first three ships acquired from MSL in 2014. On April 16, 2014, GasLog completed a second follow-on public offering of 4,887,500 common shares (including 637,500 common shares in relation to the over-allotment option exercised in full by the underwriters). The offering resulted in net proceeds of $109.9 million which were used to partially finance the acquisition of the additional three ships acquired from MSL in 2014.

        On May 12, 2014, our subsidiary GasLog Partners completed an IPO of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in net proceeds of $186.0 million. GasLog Partners is a Marshall Islands master limited partnership formed by us to own and operate LNG carriers under multi-year charters. Its common units representing limited partner interests are traded on the NYSE under the ticker symbol "GLOP". Concurrently with the initial public offering, GasLog Partners acquired a 100.0% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.7 million of cash consideration paid directly to us from the offering proceeds. In addition to the cash consideration of $65.7 million paid to us, GasLog Partners used the $186.0 million net proceeds of its IPO to (a) prepay $82.6 million of debt plus accrued interest of $0.4 million and (b) make a payment of $2.3 million (including $0.3 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.0 million was retained by GasLog Partners for general partnership purposes.

        Since GasLog Partners' IPO, the Partnership has completed follow-on equity offerings as set out below, the proceeds of which have been used for general corporate purposes including partially funding the acquisition of the GasLog subsidiaries that own the vessels listed below:

Date of Equity Offering	Equity Offering	Net Proceeds	Vessels Purchased	Date Acquisition Completed
September 29, 2014	Follow-on common equity offering	$133.0 million	Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014
June 26, 2015	Follow-on common equity offering	$171.8 million	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
August 5, 2016	Follow-on common equity offering	$52.3 million	GasLog Seattle	November 1, 2016
January 27, 2017	Follow-on common equity offering	$78.2 million	GasLog Greece	May 3, 2017
May 15, 2017	Preference equity offering	$138.8 million	GasLog Geneva	July 3, 2017
May 16, 2017 onwards	Common equity offering through an at-the-market common equity offering which commenced in May 2017 (the "ATM Programme")	$61.2 million (through December 31, 2017)	Solaris	October 20, 2017
January 17, 2018	Preference equity offering	$111.0 million	—	—

        On April 7, 2015, GasLog completed a public offering of 4,600,000 Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share and priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.7 million to be used for general corporate purposes. The Preference Shares are listed on the New York Stock Exchange under the symbol "GLOG PR A".

        As of February 26, 2018, GasLog holds a 25.9% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership's partnership agreement, or the "Partnership Agreement", GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements. The Group's control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group's control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

        As described elsewhere herein, GasLog Partners holds options to acquire from GasLog an additional four vessels and GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL). In general, we would expect the exercise of these options to be beneficial to GasLog, as any external equity capital raised by GasLog Partners to finance the acquisition can be expected to reduce our consolidated indebtedness and, if GasLog Partners increases its per unit distributions, increase the return on our incentive distribution rights (although our common unit interest will be diluted by any GasLog Partners equity issuance). GasLog Partners will determine whether, and when, to exercise any of the options and rights that it holds. The timing of those decisions will depend in part on the price and availability of debt and equity financing to GasLog Partners. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with GasLog Partners—Omnibus Agreement".

        On October 1, 2015, GasLog, Dynagas and Golar established the Cool Pool to market their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements.

        As of February 26, 2018, the Cool Pool consists of 18 modern high quality and essentially equivalent vessels with TFDE propulsion. The three owners' vessels eligible for participation in the Cool Pool are as follows: GasLog: five vessels; Dynagas: three vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels. The Cool Pool focuses on charters of less than 12 months' duration. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool.

        We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

B. Business Overview

Overview

        We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of February 26, 2018, consists of 29 LNG carriers, including 24 ships on the water and five LNG carriers on order at two of the world's leading LNG shipbuilders, Samsung and Hyundai. This includes 12 LNG carriers in operation that are owned by our NYSE-listed subsidiary GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. We currently manage and operate 24 LNG carriers including 11 of our wholly owned ships in operation, 11 ships contributed or sold to the Partnership (one is managed by a subsidiary of Shell), one additional LNG carrier in which we have a 25.0% interest and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. We are also supervising the construction of our newbuildings. We have secured multi-year contracts for six of our owned ships, the 12 ships owned by the Partnership, four of our five newbuildings on order and the one vessel secured under a long-term bareboat charter with Lepta Shipping. As of December 31, 2017, these contracts are expected to provide total contracted revenues of $3.1 billion during their initial terms, which expire between 2018 and 2029.

        The LNG carrier in which we have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to MSL.

        Our current time charters have initial terms of up to ten years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions. We will continue to evaluate the attractiveness of longer and shorter-term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2020. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

        Each of our 29 owned and bareboat LNG carriers is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications (in groups of ten, seven, four, four, two and two ships), which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our five contracted newbuildings, our owned and bareboat fleet will have an average age of 6.9 years, making it one of the youngest in the industry. By comparison, as of December 31, 2017, the average age for the global fleet of LNG carriers, including LNG carriers of all sizes, was 10.4 years.

        Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or "HSSE", management and reporting. As the sole technical manager of BG Group's owned fleet of LNG carriers for over 15 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers which is evidenced by our safety performance and the limited off-hire days of the 25 ships currently operating under our management.

        In 2017, GasLog continued the development of an FSRU business, acting on its strategic decision to enter this business segment.

        At the end of 2016, a wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade. Gastrade is licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure. In March 2017, Gastrade launched a Front End Engineering and Design ("FEED") study with Wood Group and GasLog as subcontractor for the FSRU part of the study. The FEED study was finalized in August 2017, confirming the selected offshore concept.

        On October 12, 2017, Gastrade and the Greek state-owned gas company, DEPA, signed a cooperation agreement for DEPA's participation in the development of the Alexandroupolis terminal. The agreement includes steps for the acquisition of shares in Gastrade by DEPA and a list of common efforts of the parties for the further commercial development of the project.

        On February 23, 2018, a wholly owned subsidiary of GasLog executed an FSRU Operation and Maintenance Agreement with Gastrade. This agreement is tied to the Terminal Use Agreement and subject to final investment decision ("FID") of the Alexandroupolis Project.

        In March 2017, we signed an agreement with Samsung to commence an FSRU engineering process including the purchase of regasification equipment with long lead times (so-called Long Lead Items). In August, Keppel Shipyard commenced detailed engineering for the conversion of the GasLog Chelsea, one of our 153,600 cbm TFDE vessels into an FSRU. This will be finalized in March 2018.

Our Fleet

Owned Fleet

        The following table presents information about our wholly owned vessels and their associated time charters as of February 26, 2018:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Savannah	2010	155,000	Spot Market(3)	TFDE	—	—
2	GasLog Singapore	2010	155,000	Spot Market(3)	TFDE	—	—
3	GasLog Skagen(4).	2013	155,000	Shell	TFDE	August 2019(5)	—
4	GasLog Chelsea	2010	153,600	Spot Market(3)	TFDE	—	—
5	GasLog Saratoga	2014	155,000	Spot Market(3)	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023 - 2025
7	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029
8	GasLog Salem(4)	2015	155,000	Spot Market(3)	TFDE	—	—
9	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
10	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031
11	GasLog Houston(6)	2018	174,000	Shell	LP-2S	April 2028	2031 - 2034

        The following table presents information about GasLog Partners' fleet and their associated time charters as of February 26, 2018:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025 - 2030
5	Solaris	2014	155,000	Shell	TFDE	June 2021	2026 - 2031
6	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
7	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031
8	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023 - 2025
9	Methane Jane Elizabeth.	2006	145,000	Shell	Steam	October 2019	—
10	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023 - 2025
11	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
12	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023 - 2025

Bareboat Vessel

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Julia Louise(7)	2010	170,000	Shell	TFDE	March 2026	2029 - 2031

(1)
Indicates the expiration of the initial term.

(2)
The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterers of the GasLog Seattle and the Solaris have unilateral options to extend the term of the time charter for periods ranging from five to ten years, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterers of the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Rita Andrea, the Methane Becki Anne and the Methane Julia Louise have unilateral options to extend the term for the related time charters for a period of either three or five years at their election, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer's option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend each charter by two additional periods of five and three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration.

(3)
Vessels operating in the spot market that participate in the Cool Pool. See "Item 4. Information of the Company—A. History and Development of the Company."

(4)
On December 6, 2017, a deed of novation and amendment of the charter party agreement of the GasLog Skagen with Shell was signed between the Group and Shell to substitute the GasLog Salem for the GasLog Skagen in the execution of the charter party. The substitution will take effect after the completion of the GasLog Skagen's drydocking in the third quarter of 2018.

(5)
On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel, due to expire in April 2021, was replaced by a continuous time charter for a period of 2.4 years ending in August 2019.

(6)
The vessel is currently on a short-term charter to a major LNG producer and thereafter will trade in the short-term market until the commencement of its multi-year charter party with a subsidiary of Shell, from the end of 2018 until April 2028.

(7)
On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year- charter with MSL, a subsidiary of Shell.

Newbuilds

Vessel Name		Expected Delivery(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	Hull No. 2801	Q1 2018	174,000	Total	LP-2S	2025	2028
2	Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027	2030 - 2033
3	Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029	2032 - 2035
4	Hull No. 2212	Q3 2019	180,000	—	LP-2S	—	—
5	Hull No. 2213	Q2 2020	180,000	Centrica	LP-2S	2027	2029 - 2033

(1)
Expected delivery quarters are presented.

(2)
Indicates the expiration of the initial term.

(3)
The charterer of Hull No. 2801 has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. The charterer of Hull No. 2130 and Hull No. 2131 has the right to extend each of the charters by two consecutive periods of three years each, provided that the charterer provides us with advance notice of declaration. The charterer of Hull No. 2213 has the right to extend the charter by three consecutive periods of two years each at the charterer's option.

Charter Expirations

        The GasLog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days. In addition, the Methane Jane Elizabeth is due to come off charter in October 2019 and the Methane Alison Victoria in December 2019, each plus or minus 30 days. Following the forthcoming substitution of the GasLog Salem for the GasLog Skagen, the GasLog Skagen is due to come off charter in the third quarter of 2018 while the GasLog Salem is due to come off charter in September 2019. GasLog Partners and GasLog continue to pursue opportunities for new multi-year charters with third parties for the vessels and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. It should be noted that for the GasLog Sydney, GasLog Partners has the option to enter into a bareboat charter or time charter arrangement with GasLog designed to guarantee the total cash available for distribution from the vessel for one year, such option being agreed to at the time the amendments to the initial charter terms, referenced above, were accepted.

GasLog Partners Existing Vessel Interests Purchase Options

        Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership's initial public offering, GasLog Partners has the option to purchase from us: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after we notify the Partnership's board of directors of the vessel's acceptance by her charterer, (ii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and the right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of its acquisition by GasLog on March 31, 2015, which options will expire in March 2018 if not extended and (iii) the GasLog Houston within 30 days after we notify the Partnership's board of directors of the vessel's acceptance by her charterer. In each case, GasLog Partners' option to purchase is at fair market value as determined pursuant to the omnibus agreement.

Key Fleet Characteristics

        The key characteristics of our current owned and bareboat fleet include the following:

  •
  each ship is sized at between approximately 145,000 cbm and 180,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world and have competitive levels of LNG boil-off;

  •
  each ship is double-hulled, which is standard in the LNG industry;

  •
  each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

  •
  each of our ships is modern steam powered or has TFDE or LP-2S engine propulsion technology;

  •
  Bermuda is the flag state of each ship;

  •
  each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  upon delivery of the last of our five contracted newbuildings in 2020, our owned fleet will have an average age of 6.9 years, making it one of the youngest in the industry, compared to a current average age of 10.4 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2017.

        In addition to our owned and bareboat fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer's option.

        We continually evaluate short and long-term charter opportunities for our vessels, including the newbuildings for which we do not currently have charters fixed. Our discussions with potential charterers are at various stages of advancement; however, we cannot provide assurance that we will conclude any particular charter or, if concluded, as to the charter rate that will apply.

Managed Fleet

        Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 23 LNG carriers currently operating in our owned and bareboat fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung or Hyundai of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

        The following table provides information about our managed, third party owned ship (not including the bareboat vessel):

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	GasLog Ownership	Ship Owner
1	Methane Nile Eagle(1)	2007	145,000	Steam	25.0%	Egypt LNG(1)

(1)
The Methane Nile Eagle is owned by Egypt LNG in which we indirectly hold a 25.0% equity interest. Shell Integrated Gas Thailand PTE. Ltd., a subsidiary of Shell, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25.0% and 50.0% equity interests, respectively, in Egypt LNG.

Ship Time Charters

        We provide the services of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship's operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges, canal fees and LNG boil-off).

        We entered into four master time charters with MSL that established the general terms under which the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the GasLog Houston and the two newbuildings identified by Hull No. 2130 and Hull No. 2131 will be chartered to MSL. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship's charter. For the six vessels acquired from MSL in 2014, the two vessels acquired in 2015 and the GasLog Savannah, we entered into separate time charters for each vessel.

        We have entered into time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the Solaris will be chartered to Shell.

        The GasLog Chelsea, the GasLog Saratoga, the GasLog Salem, the GasLog Singapore and the GasLog Savannah are operating in the Cool Pool and from time to time enter into short-term time charters. On December 6, 2017, a deed of novation and amendment of the charter party agreement of the GasLog Skagen was signed between GasLog and Shell to substitute the GasLog Salem for the GasLog Skagen in the execution of the charter party. The substitution will take effect after the completion of the dry-docking of the GasLog Skagen in the third quarter of 2018. On completion of the substitution it is expected that the GasLog Skagen will operate in the Cool Pool.

        We have entered into a time charter agreement with a subsidiary of Total, establishing the terms under which Hull No. 2801 will be chartered to Total.

        We have entered into a time charter agreement with Centrica establishing the terms under which Hull No. 2213 will be chartered to Centrica.

        The following discussion describes the material terms of the time charters for our owned and bareboat ships.

Initial Term, Extensions and Redelivery

        The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships and will all terminate in 2018. The charterer had options to extend each of these charters, although none of these options has been exercised. The initial term of the charter for the GasLog Skagen began upon delivery of the ship and continues until approximately July 2018, at which time she will redeliver to GasLog in exchange for the GasLog Salem, which shall then remain on charter until September 2019.

        The initial term of the time charters for the Methane Lydon Volney, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Shirley Elisabeth, the Methane Alison Victoria and the Methane Heather Sally began upon delivery to GasLog following their acquisition from MSL in 2014, and will terminate on various dates in 2019 and 2020. For the Methane Rita Andrea, the Methane Lydon Volney, the Methane Shirley Elisabeth and the Methane Heather Sally, MSL has the option to extend the term of the time charter for a period of either three or five years beyond the initial charter expiration date.

        The initial term of the time charter for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023, respectively. For the GasLog Greece and the GasLog Glasgow, MSL has options to extend the terms of the charters for up to five years and for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the terms of the charters for up to 8 years.

        The GasLog Houston was delivered from the shipyard in January 2018 and is on charter to a major LNG producer for up to three months, and delivers into her time charter with MSL in 2019. The initial charter term for the ship will terminate in 2028. MSL has options to extend the terms of the charter for two consecutive periods of three years each, all at specified hire rates.

        Our time charters to MSL for Hull No. 2130 and Hull No. 2131 will begin shortly after the delivery of the vessels in 2018 and 2019, respectively. The initial charter terms for the ships will terminate for Hull No. 2130 in 2027 and for Hull No. 2131 in 2029. MSL has options to extend terms of the charters for Hulls No. 2130 and Hull No. 2131 for two consecutive periods of three years each, all at specified hire rates.

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

        Our time charter to Total for Hull No. 2801 will begin upon delivery of the ship. The initial charter term will terminate in 2025. Total has the option to extend the term of the charter by a three-year period at the charterer's option at a specified hire rate.

        Our time charter to Centrica for Hull No. 2213 will begin upon delivery of the vessel in 2020. The initial charter term will terminate in 2027. Centrica has the option to extend the term of the charter by three consecutive periods of two years each at the charterer's option.

        The terms and period for fixtures of the GasLog Singapore, the GasLog Savannah, the GasLog Chelsea, the GasLog Saratoga and the GasLog Salem vary from charter to charter, as is the nature of trading in the spot market.

        Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer's exercise of its extension options, or upon earlier termination of the charter (as described below) plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

Hire Rate Provisions

        "Hire rate" refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are three methods by which the daily hire rate for our owned ships is determined:

  •
  Under the first method, the hire rate includes two components: a capital cost component and an operating cost component. The capital cost component relates to the total cost of the ship's construction and is a fixed daily amount that is structured to provide a return on our invested capital. Some of the charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases annually at a fixed percentage. Although the daily amount of the operating cost component is fixed (subject to a specified annual increase), it is intended to correspond to the costs of operating the ship and related expenses. In the event of a material increase or decrease in the actual costs we incur in operating the ship, a clause in the charter provides each party the right in certain circumstances to seek a review and potential adjustment of the operating cost component.

  •
  Under the second method, the hire rate includes only one component that is a fixed daily amount that will either remain the same, increase or decrease by a specified amount during any option period as compared to the firm period.

  •
  Under the third method, the hire rate for an initial period of up to two years, at the charterer's option, will be set at the prevailing market rate for a comparable ship, subject to a cap and a floor. Following such initial period, the hire rate will be calculated based on three components—a capital cost component, an operating cost component and a ship management fee. The capital cost component is a fixed daily amount which will increase by a specified amount during any option period. The daily amount of the operating cost component, which is intended to fully pass-through to the charterer the costs of operating the ship, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the ship. Dry-docking expenses are budgeted in advance and are reimbursed by the charterers immediately following a dry-docking. The ship management fee is a daily amount set in line with industry practice for fees charged by ship managers and is intended to compensate us for management of the ship.

        The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter. We have had no instances of hire rate reductions since the first two of our owned ships commenced operations in 2010.

Off-Hire

        When a ship is "off-hire"—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer's use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship's officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems. We have obtained loss of hire insurance to protect us against loss of income as a result of a ship being off-hire. See "—Risk of Loss, Insurance and Risk Management—Loss of Hire Insurance".

        All ships are dry-docked at least once every five years for a special survey as required by the ship's classification society. Our ships are considered to be off-hire under our time charters during such periods.

Termination and Cancellation

        Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People's Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

        In addition to its termination rights, Shell has the right to convert the time charter with respect to the relevant ship into a bareboat charter upon the occurrence of specified defaults or in the event that Shell's quality assurance review is not successfully completed upon delivery of the ship.

        All of the time charters applicable to our newbuildings permit the charterer to cancel the charter in the event of a prolonged delay in the delivery of the ship from the shipyard, and in certain circumstances obligate us to pay liquidated damages to the charterer in the event of a less significant delivery delay. However, the cancellation and liquidated damages provisions in our charters are structured to mirror the provisions of our contracts with the shipyard, giving us the right to receive liquidated damages from the shipyard or cancel the shipbuilding contract in the same circumstances that would trigger the charterer's right to cancel the charter contract or receive liquidated damages because of delivery delays.

The Cool Pool

        Five of our vessels are operating as part of the Cool Pool established in October 2015 with Dynagas and Golar. The Cool Pool was established to market certain of each company's vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements.

        As of February 26, 2018, the Cool Pool consists of 18 modern high quality and essentially equivalent vessels powered by fuel efficient TFDE propulsion technology. The three owners' vessels eligible for participation in the Cool Pool are as follows: GasLog: five vessels; Dynagas: three vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels.

        The Cool Pool focuses on charters of 12 months' duration or less. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool. Gross pool revenues represent time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenue is recognised on a monthly basis given that, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

        Voyage expenses and commissions include the net allocation from the pool which represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

The Bareboat Charter

        On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its 11 year charter with MSL.

Shipbuilding Contracts

        We have entered into shipbuilding contracts with Samsung and Hyundai in respect of four and one newbuildings, respectively, which have an aggregate contract price of approximately $1.03 billion. As of December 31, 2017, the aggregate outstanding balance, including the outstanding installments for the GasLog Houston delivered in 2018 and excluding the contract price of the shipbuilding contract for Hull No. 2213 which was signed in 2018, was $882.6 million, which will be paid in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

        As of December 31, 2017, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2017(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	553,812
Amounts due in one to three years	328,798

Total	882,610

(1)
Amounts do not reflect installments of $183.6 million paid in 2018.

        The shipbuilding contracts provide for the five newbuildings to be delivered and ready for immediate operation on various dates in 2018 through 2020. The shipbuilding contracts require Samsung and Hyundai to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

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

Ship Management Services and Construction Supervision

        Except for the Solaris, which is managed by a subsidiary of Shell, management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2017, ship management services provided to external customers accounted for approximately 0.2% of our consolidated revenues.

Construction Supervision

        We supervise and manage the construction of our newbuildings through GasLog LNG Services. We have employees on-site in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship's specifications, reviewing the shipyard's choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of three LNG carriers in Shell's owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung.

Technical and Operational Management

        Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations, including crewing, training, employing armed guards for transport in certain high-risk areas, insurance, maintenance and repair, procurement of supplies and equipment, regulatory and classification compliance and HSSE management and reporting, as well as dry-docking under certain charters, for our owned and bareboat fleet (with the exception of the Solaris) and for the Methane Nile Eagle owned by Egypt LNG. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities. In the case of ships owned by Egypt LNG and Lepta Shipping, the crewing and other operational costs are fully passed-through to the ship owner, and the customers pay us a management fee per ship per month for our technical management services.

        In connection with our ship management services, we also enter into consultant service agreements pursuant to which we provide specialized services relating to the management of LNG carriers. These services include the development and installation of a ship's ship management system, which includes installing onboard hardware and software systems and providing related training to the ship's personnel.

        The terms of our ship management agreements and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice, and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner's sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem we operate in the spot market that covers short-term charters of less than one year.

        Although we believe that we are one of a small number of owners that continue to focus on newly-built, technically advanced LNG carriers and provide in-house technical management of the fleet, other independent shipping companies also own, operate and, in some cases, manage LNG carriers and have new ships under construction. There are other ship owners and managers, and potential new entrants, who may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing on charter contracts with initial terms of five to ten years, as well as the scale of our technical ship management operations, differentiates us to some extent from other independent owners.

        In addition to independent owners, some of the major oil and gas producers own LNG carriers and, in the recent past, they have contracted for the construction of new LNG carriers. Certain national oil and gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Seagoing and Shore-Based Employees

        As of December 31, 2017, we had 184 full-time employees and contractors based in our offices in Greece, Monaco, London, New York, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,435 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2017, our retention rate was 96% for senior seagoing officers, 97% for other seagoing officers and 98% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

Classification, Inspection and Maintenance

        Every large, commercial seagoing ship must be "classed" by a classification society. The classification society certifies that the ship is "in class", signifying that the ship has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classes are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship's delivery.

        All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are mandated. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship's special survey.

        Most insurance underwriters make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies. All but two of our delivered ships are certified by the American Bureau of Shipping, or "ABS"; the other delivered ships are certified by the Det Norske Veritas. Each ship has been awarded International Safety Management ("ISM") certification and is currently "in class". Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessel as of February 26, 2018:

Ship Name	Dry-docking and Special Survey
GasLog Skagen	2018
GasLog Seattle	2018
GasLog Santiago	2018
GasLog Sydney	2018
Solaris	2019
Methane Lydon Volney.	2019
GasLog Saratoga	2019
GasLog Savannah	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Julia Louise	2020
GasLog Chelsea	2020
Methane Alison Victoria	2020
GasLog Singapore	2020
Methane Becki Anne	2020
GasLog Salem.	2020
Methane Rita Andrea	2021
Methane Jane Elizabeth	2021
GasLog Greece	2021
GasLog Glasgow	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Shanghai	2023
GasLog Houston	2023
Hull No. 2801	2023
Hull No. 2130	2023
Hull No. 2131	2024
Hull No. 2212	2024
Hull No. 2213	2025

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

        We maintain hull and machinery insurance on all our owned and bareboat ships against marine and war risks in amounts that we believe to be prudent to cover such risks, as well as loss of hire insurance against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under our hull and machinery insurance. In addition, we maintain protection and indemnity insurance on all our owned and bareboat ships up to the maximum insurable limit available at any given time. We also maintain ship manager insurance in respect of our managed vessel. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance and Hull & Machinery War Risks Insurance

        We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance on our owned and bareboat ships, which cover loss of or damage to a ship due to marine perils such as collisions, fire or lightning, and loss of or damage to a ship due to war perils such as acts of war, terrorism or piracy. Each of our ships is insured under these policies for a total amount that exceeds what we believe to be its fair market value. We also maintain hull disbursements and increased value insurance policies covering each of our owned ships, which provide additional coverage in the event of the total or constructive loss of a ship. Our marine risks insurance policies contain deductible amounts for which we will be responsible, but there are no deductible amounts under our war risks policies or our total loss policies.

Loss of Hire Insurance/Delay Insurance

        We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also have in place delay insurance which, like loss of hire, covers all of our owned and bareboat vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The policy has a deductible of two days with a maximum of 12 days (which brings it in line with the loss of hire deductible of 14 days) and a daily rate per vessel of $40,000 for our wholly owned and bareboat vessels or the hire rate agreed as per the loss of hire insurance policy for the Partnership's vessels.

        Additionally, we buy piracy, loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

        Protection and indemnity insurance is typically provided by a protection and indemnity association, or "P&I association", and covers third-party liability, crew liability and other related expenses resulting from injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

        Our protection and indemnity insurance covering our owned and bareboat ships is provided by P&I associations that are members of the International Group of Protection and Indemnity Clubs, or "International Group". The thirteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

        Our protection and indemnity insurance is currently subject to limits of $3 billion per ship/per event in respect of liability to passengers, crew and cargo interests and $1 billion per ship/per event in respect of liability for oil pollution.

        As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group's claim records as well as the claim records of all other members of the P&I association of which we are a member.

Safety Performance

        We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2017, GasLog's fleet experienced one restricted work case and five first aid cases.

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our ships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the waters in which the ship operates, the nationality of the ship's crew and the age of the ship. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our ships. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

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

International Maritime Regulations

        The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea ("SOLAS"), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the STCW (International Convention on Standards of Training, Certification and Watchkeeping for Seafarers) and the MARPOL Convention. Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code". The ISM code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for developing a safety management system for our ships that meets these requirements. GasLog LNG also is subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the "IGC Code"), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

        SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of August 12, 2017, SOLAS 1974 had 163 contracting states, which flag about 99% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

        The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (STCW), 1978 was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments entered into force on January 1, 2012 under the tacit acceptance procedure and were aimed at bringing the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

        The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or "MEPC", of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, which are being phased in between 2012 and 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or "ECAs". For example, "Tier III" emission standards apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed on or after January 1, 2016. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates including certificates evidencing compliance with Annex VI of the MARPOL Convention.

        Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the "CLC". Under this convention a ship's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) "Blue Cards" to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

        The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention", which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our owned ships that satisfies these requirements.

        The Maritime Labour Convention (MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, whilst amendments were approved by the International Labour Conference at its 103rd Session (2014). The convention establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international Labour Conventions.

United States

  Oil Pollution Act and CERCLA

        Our operations are subject to the U.S. Pollution Act of 1990, or "OPA", which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA", which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,200 per gross ton or $18,796,800 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

        These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. Federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our owned ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

        OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of all of our delivered ships and we intend to obtain such certificates in the future for each of our vessels, if they are required to have them.

  Clean Water Act

        The U.S. Clean Water Act of 1972, or "CWA", prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. Federal law.

        The United States Environmental Protection Agency, or "EPA", has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the "VGP". To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or "NOI", at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. These VGP requirements also are the subject of litigation by certain environmental groups seeking more stringent ballast water requirements. In addition, the VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. water. We have submitted NOIs for all of our delivered ships and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a significant impact on our operations.

  Clean Air Act

        The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the "CAA", requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. However, our TFDE LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

        The CAA also requires states to adopt State Implementation Plans, or "SIPs", designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.10% sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

        U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or "NISA", impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or "BWMS", became effective. The rule requires installation of Coast Guard approved BWMS (none of which have received full approval by the Coast Guard to date) by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the "BWM Convention". The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met earlier in 2016, and the convention became effective on September 8, 2017. While we believe that the vessels in our fleet comply with existing requirements, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

        Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or "HNS Convention," if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or "HNS", including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

        The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources, although the mobile source emissions do not currently apply to greenhouse gas emissions from ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restrict emissions of greenhouse gases could require us to make significant expenditures that we cannot predict with certainty at this time.

        We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, can be considered among the cleanest of large ships in terms of emissions.

Ship Security Regulations

        A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or "MTSA", was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or "ISPS Code". Among the various requirements are:

  •
  on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;

  •
  on-board installation of ship security alert systems;

  •
  the development of ship security plans; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. ships from MTSA ship security measures, provided such ships have on board a valid "International Ship Security Certificate" that attests to the ship's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our ships.

C. Organizational Structure

        GasLog is a holding company incorporated in Bermuda. As of February 26, 2018, it has 45 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus and England and Wales. Of our subsidiaries, 28 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 31 are wholly owned by us and 14 are 25.9% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

        Other than our ships, we do not own any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For information on our vessels, see "Item 4. Information on the Company—B. Business Overview—Our Fleet". For further details regarding our credit facilities, refer to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

        For more information about the contractual arrangements for our office space in Piraeus, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions".

ITEM 4.    A. UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section "Forward-Looking Statements" at the beginning of this annual report.

        We are an international owner, operator and manager of LNG carriers. As of February 26, 2018, our wholly owned fleet consists of 16 LNG carriers, including 11 ships in operation and four LNG carriers on order at Samsung and one LNG carrier on order at Hyundai. GasLog is also the general and controlling partner in GasLog Partners, which owns 12 LNG carriers, and GasLog has leased back for a period of up to 20 years, one vessel sold to Lepta Shipping in February 2016. We currently manage and operate 24 LNG carriers including 12 of our wholly owned vessels in operation, 11 ships contributed or sold to the Partnership (the Solaris is managed by a subsidiary of Shell), the bareboat vessel and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. We have secured multi-year time charter contracts for six of our operating ships, the 12 ships owned by the Partnership, the bareboat vessel and four of our five newbuildings on order, while five of our ships are operating in the spot market. As of December 31, 2017, our contracts are expected to provide total contracted revenue of $3.1 billion during their initial terms, which expire between 2018 and 2029.

        The additional LNG carrier in which we also have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

        We generate revenues by chartering our ships to customers on multi-year time charters and short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting through our wholly owned subsidiary GasLog LNG Services. The Group's chief operating decision maker (the "CODM"), being the Chief Executive Officer, reviews the Group's operating results on a consolidated basis as one operating segment.

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", global crude oil prices fell in 2014 and remained at relatively low levels through the third quarter of 2017. Combined with a significant increase in natural gas supply, this in turn applied downward pressure on international natural gas prices and led to a narrowing of the gap in natural gas pricing between different geographic regions.

        As a result largely of strong increases in demand for oil and for natural gas, as well as the actions taken by the Organization of Petroleum Exporting Countries and Russia to reduce production of crude oil, global oil, gas and LNG prices have recovered in recent months. As of February 8, 2018, Brent crude oil was quoted at approximately $64.8 per barrel compared to approximately $55.1 per barrel at this time last year. International natural gas prices were quoted at approximately $5.1 per million British thermal units ("mmbtu") for the Title Transfer Index in North West Europe compared to $5.9 per mmbtu at the same time last year, and at approximately $8.2 per mmbtu for the Japan Korea Marker index in North Asia compared to $8.0 per mmbtu at the same time last year.

        We believe that the difference between international gas prices and gas prices in the U.S., where Henry Hub gas pricing was quoted with a range of $2.4 - 3.7 per mmbtu during 2017, is positive for LNG shipping given the economic incentive for natural gas buyers and marketers to ship LNG over longer distances, such as between sources of LNG in the U.S. and markets in Europe and Asia.

LNG Supply

        The global seaborne trade of LNG cargoes was over 295 mtpa in 2017 and is projected by Wood Mackenzie to rise to approximately 320 mtpa in 2018. This forecasted growth is expected to be driven mainly by new Australian, U.S. and Russian LNG export projects, with shipments commencing or ramping up from Wheatstone Train 2 (4.5 mtpa), Ichthys Trains 1 and 2 (8.8 mtpa), Prelude (3.6 mtpa), Sabine Pass Train 4 (4.5 mtpa), Cove Point (5.3 mtpa) and Yamal (16.5 mtpa), all of which are scheduled to increase or start production over the next 12 months.

        Looking beyond 2018, there continues to be good visibility on the construction of new LNG production capacity through 2020 from projects in the U.S., Malaysia and Indonesia, with 42 mtpa expected to be added in 2019 and 36 mtpa expected to be added in 2020 according to Wood Mackenzie. Of these countries, the U.S. is by far the most significant contributor to new supply, with more than 40 mtpa of new LNG production capacity anticipated to enter production during 2019 and 2020. U.S. projects scheduled to begin exports by the end of 2020 include Freeport (13.2 mtpa), Corpus Christi (9 mtpa), Cameron (12 mtpa), and Elba Island (2.5 mtpa). The majority of U.S. volumes have already been contracted with most expected to be sold into the Asian and European markets.

LNG Demand

        As a result of economic growth, energy and environmental policy and declines in domestic production of natural gas in certain countries, demand for LNG increased strongly during 2017. China experienced especially strong growth with LNG imports increasing by 44% to approximately 38 mtpa in 2017. Other established markets where LNG demand grew strongly in 2017 include South Korea, Spain, Portugal and France. In addition, in recent years Egypt, Jordan, Pakistan, Poland, Lithuania, Colombia, Malta, Jamaica and Jordan all imported their first LNG cargoes.

        This increase in the number of importing nations has been encouraged by low LNG prices, declining domestic production of gas in certain countries and attractive economics for FSRUs. These are either custom-built vessels or LNG carriers that have been converted to operate as FSRUs and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase the number of potential LNG markets and trade routes. For example, in 2017, Pakistan inaugurated its second FSRU terminal with plans for at least two more. Several other countries are steadily progressing FSRU projects, including Greece, Hong Kong, Bangladesh, Ivory Coast and Australia to name a few.

        There are currently 26 FSRUs on the water, with a further 12 being delivered over the next two to three years. However, the availability of on-the-water FSRUs without charters and increasingly competitive tenders are putting FSRU charter rates under pressure. In addition, newbuild FSRU costs are at historical lows, with a comparable all-in cost to a modern TFDE conversion. While this continues to be the case, FSRU conversions' competitive advantage is predominantly 'speed-to-market', targeting projects with start-ups prior to 2020.

        Beyond 2020, signs are beginning to emerge of longer term incremental demand for LNG. The Area 1 Project in Mozambique has entered into off-take contracts with PTT of Thailand and Tohoku Electric of Japan for 2.6 mtpa and 0.3 mtpa, respectively. Gunvor, the energy trading company based in Switzerland, has contracted to acquire up to 2.2 mtpa from the Fortuna project in Equatorial Guinea. In the U.S., Edison of Italy and Shell have both contracted to acquire 1 mtpa over a 20-year period from the Calcasieu Pass project. Trafigura has contracted to acquire 1 mtpa from Cheniere for 15 years commencing in 2019 and China National Petroleum Company ("CNPC") has contracted to acquire up to 1.2 mtpa from Cheniere for up to 25 years commencing in 2018. These projects, as well as others in multiple regions of the world, continue to make progress towards taking FID. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that we will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Shipping Rates and Chartering Activity

        As referenced in "Energy Prices" above, the significant fall in oil prices in 2014 combined with increases in LNG supply led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. The resultant lack of inter basin trading led to a significant shortening of the average duration of spot charters fixed throughout 2015 and 2016 and into 2017. This decrease in ton mile demand together with the substantial increase in LNG shipping capacity as a result of deliveries of new LNG carriers since 2014, led to a significant decline in average rates for new prompt spot and shorter-term LNG charters.

        The latter half of 2017 saw this trend reversing, with charterers taking vessels for longer periods and/or at higher rates. According to Clarksons, spot rates for a TFDE vessel in the Atlantic Basin increased to $85,000 per day in December 2017, an increase of approximately 90% over the same period in 2016. Spot charter terms also improved with round trip economics more common in December 2017 and January 2018. In the Pacific Basin, reported rates were similar, attracting only a slight discount despite the greater availability of vessels in the region during the period.

        The principal catalyst for this increase in spot rates was strong LNG demand growth in Asia which led to greater ton-mile demand with many cargoes going from the U.S. to Asia, a voyage of approximately 9,000 nautical miles through the Panama Canal, a routing option now available to LNG shipping since the widening of the canal in 2016. However, there are limitations on the ability of LNG carriers to use the Panama Canal and the same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to North West Europe, the distance is approximately 5,000 nautical miles. In recent years, the average global LNG voyage was in the range of 3,600 nautical miles to 4,000 nautical miles, and therefore any voyage in excess of this distance is likely to increase the global average voyage distance and thus the demand for LNG carriers.

        According to Poten, approximately 335 charters of LNG vessels were fixed during 2017, compared with 273 in 2016. This significant increase in chartering activity is a positive sign for the developing LNG shipping market and reflects among other trends the increasing activity of trading houses and LNG portfolio marketers.

        Looking forward, it is likely that part of the recent increase in demand for LNG has been seasonal and driven in particular by colder weather in North Asia during the fourth quarter of 2017 and early 2018. It is therefore possible that there will be a reduction in LNG demand and LNG prices after the end of the Northern Hemisphere winter trading period. In addition, according to Wood Mackenzie, approximately 28 newbuild LNG carriers are due to be delivered during the first half of 2018 and a further 21 in the second half of 2018, representing an increase of 11.1% in the global LNG carrier fleet. In early February, Clarksons was quoting spot rates for TFDE vessels of $70,000-75,000 per day in the Atlantic Basin and $64,000-69,000 per day in the Pacific Basin. The combination of these factors may lead to a decrease in spot rates for LNG shipping which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

        Over the longer term, if construction and commissioning of the new LNG production facilities referenced above in "LNG Supply" proceed as expected by Wood Mackenzie, the incremental supply of LNG will increase the demand for LNG shipping capacity. Although much of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity are being noted and we continue to expect to see a likely future shortfall of vessels required for the LNG projects that have taken FID. A number of tenders for newbuild LNG carriers were carried out during 2017 as charterers looked to lock in their longer-term LNG shipping requirements and to take advantage of current relatively low shipyard prices for newbuild vessels.

        Nonetheless, although there is broad market consensus that LNG ship demand is expected to outstrip ship supply over the next few years, delays to start-up, or unexpected downtime, of LNG supply projects may reduce demand for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        As of December 31, 2017, the global fleet of dedicated LNG carriers stood at 440 LNG Carriers (>100,000 cbm) on the water, and 93 LNG Carriers (>100,000 cbm) on order, of which 78 have long-term charters. In 2017, approximately 30 LNG carriers were delivered and only ten orders were placed. This low level of ordering is commensurate with the poor LNG shipping spot market conditions experienced between 2015 and the third quarter of 2017.

        We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG leading to transportation inefficiencies with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less-experienced operators. Finally, the scrapping of older and less efficient vessels and/or the conversion of existing vessels to FSRUs could reduce the availability of LNG carriers. However, various factors, including changes in prices and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that we will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

        The statements in this "Industry Overview and Trends" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See "Item 3. Key Information—D. Risk Factors" of this annual report.

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

  •
  our ability to employ the ships we own and the bareboat vessel, including our LNG carriers on order, that currently do not have charters at economically attractive rates;

  •
  the effective and efficient technical management of the ships under our management;

  •
  our ability to obtain acceptable debt financing in respect of our capital commitments;

  •
  our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers' requirements; and

  •
  economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

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

Principal Components of Revenues and Expenses

Revenues

        Our revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship's operating costs, we may be entitled to receive additional revenues under those charters. Under some of the other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant cost increases. See "Item 4. Information on the Company—B. Business Overview—Ship Time Charters—Hire Rate Provisions" for a more detailed discussion of the hire rate provisions of our charter contracts.

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

        The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2017 for (a) the six ships in our wholly owned fleet, the 12 ships in the GasLog Partners' fleet and the bareboat vessel for which we have secured time charters and (b) four of our five newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events, including charter party agreements signed or amended, occurring after December 31, 2017. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga, the GasLog Salem and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. The table reflects the upcoming substitution of the GasLog Salem for the GasLog Skagen that will take place in the third quarter of 2018. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report but, if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2017

	For the Year Ending December 31,
	2018	2019	2020	2021	2022 - 2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$475.0	$498.3	$419.7	$326.6	$1,349.1	$3,068.7
Total contracted days(1)	6,381	6,687	5,525	4,076	16,583	39,252
Total available days(2)	9,214	9,828	10,223	10,405	83,478	123,148
Total unfixed days(3)	2,833	3,141	4,698	6,329	66,895	83,896
Percentage of total contracted days/total available days	69.3%	68.0%	54.0%	39.2%	19.9%	31.9%

(1)
Reflects time charter revenues and contracted days for six of our wholly owned ships, the 12 ships owned by the Partnership, the bareboat vessel, and four of our five newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter's term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

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

        Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers consumption represents mainly bunkers consumed during vessels' unemployment and off-hire.

        Furthermore, in relation to the vessels participating in the Cool Pool, voyage expenses and commissions include the net allocation from the pool which represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Depreciation

        The majority of our consolidated depreciation expenses relate to the cost of our ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT"), and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life. We review scrap rates on an annual basis.

        We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship's first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship's cost is depreciated over five years, in case of new ships, and until the next dry-docking for secondhand ships, which is performed within five years from the vessel's last dry-docking unless we determine to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written off immediately.

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

Financial Costs

        We incur interest expense on the outstanding indebtedness under our existing credit facilities, bonds and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. For a description of our credit facilities, including our loan agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

(Loss)/Gain on Swaps

        (Loss)/gain on swaps consist of the ineffective portion of changes in the fair value of the swaps that meet hedge accounting criteria, net interest on derivative financial instruments held for trading, the movement in the fair value of the derivative financial instruments that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps in respect of which hedge accounting was discontinued.

Share of Profit of Associate

        The share of profit of associate consists of our share of profits from our 25.0% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

	Year ended December 31,
	2016	2017	Change
Amounts are in thousands of U.S. Dollars
Revenues	$466,059	$525,229	$59,170
Vessel operating and supervision costs	(112,632)	(122,486)	(9,854)
Voyage expenses and commissions	(15,184)	(8,150)	7,034
Depreciation	(122,957)	(137,187)	(14,230)
General and administrative expenses	(38,642)	(39,850)	(1,208)

Profit from operations	176,644	217,556	40,912

Financial costs	(137,316)	(139,181)	(1,865)
Financial income	720	2,650	1,930
(Loss)/gain on swaps	(13,419)	2,025	15,444
Share of profit of associate	1,422	1,159	(263)

Total other expenses, net	(148,593)	(133,347)	15,246

Profit for the year	28,051	84,209	56,158

Non-controlling interests	49,537	68,703	19,166

(Loss)/profit attributable to owners of the Group	$(21,486)	$15,506	$36,992

        During the year ended December 31, 2017, we had an average of 23 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 8,317 operating days and an average of 23.4 ships operating under our technical management (including 22 of our owned and bareboat ships). During the year ended December 31, 2016, we had an average of 20.7 ships operating in our owned fleet having 7,439 operating days and an average of 23.6 ships operating under our technical management (including 19.7 of our owned ships).

        Revenues:    Revenues increased by 12.7%, or $59.1 million, from $466.1 million during the year ended December 31, 2016 to $525.2 million during the year ended December 31, 2017. The increase is attributable to an increase in revenues of $69.3 million from the full operation of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, which were delivered on March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively. These deliveries resulted in an increase in operating days. There was also an increase of $14.8 million in revenues from our vessels operating in the spot market and an increase of $1.1 million due to decreased off-hire days for scheduled dry-dockings in the year ended December 31, 2017 compared to the same period in 2016. These increases were partially offset by a decrease of $24.7 million due to the expiration of two time charter party agreements during 2016 (with the vessels operating in the spot market thereafter) and a decrease of $0.8 million in revenues from the remaining vessels. The average daily hire rate increased from $62,400 for the year ended December 31, 2016 to $63,004 for the year ended December 31, 2017. Furthermore, there was a decrease of $0.6 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties.

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 8.8%, or $9.9 million, from $112.6 million during the year ended December 31, 2016 to $122.5 million during the year ended December 31, 2017. The increase is primarily attributable to the increase in ownership days due to the full operation of the 2016 deliveries mentioned above. The average daily operating cost per vessel marginally increased from $15,253 per day in 2016 to $15,254 per day in 2017.

        Voyage Expenses and Commissions:    Voyage and commission expenses decreased by 46.1%, or $7.0 million, from $15.2 million during the year ended December 31, 2016 to $8.2 million during the year ended December 31, 2017. The decrease is mainly attributable to the movement in the net allocation of the Cool Pool results of $11.9 million in the year ended December 31, 2017 in accordance with the profit sharing terms specified in the pool agreement entered into with Dynagas and Golar, partially offset by an increase of $4.3 million in bunkers consumption of the vessels operating in the spot market and an increase of $0.6 million in brokers' commissions following the increase in revenues.

        Depreciation:    Depreciation increased by 11.5%, or $14.2 million, from $123.0 million during the year ended December 31, 2016 to $137.2 million during the year ended December 31, 2017. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2017 compared to 2016.

        General and Administrative Expenses:    General and administrative expenses increased by 3.4%, or $1.3 million, from $38.6 million during the year ended December 31, 2016 to $39.9 million during the year ended December 31, 2017. The increase is mainly attributable to an increase of $1.8 million in employee costs and an increase of $0.7 million in non-cash share-based compensation expense, partially offset by a decrease of $1.2 million in net foreign exchange losses.

        Financial Costs:    Financial costs increased by 1.4%, or $1.9 million, from $137.3 million during the year ended December 31, 2016 to $139.2 million during the year ended December 31, 2017. The increase is attributable to an increase of $17.2 million in interest expense on our 8.875% Senior Notes, the increase of $9.3 million in interest expense on loans mainly due to the increased weighted average debt outstanding and the increased weighted average interest rate and an increase of $1.5 million in finance lease charges in 2017. The above increases were partially offset by (a) a decrease of $22.7 million in the amortization of deferred loan issuance costs and premium mainly driven by (i) a write-off of $18.2 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing in July 2016, (ii) a write-off of $2.1 million of unamortized bond fees and premium as a result of the NOK denominated bond repurchases in June 2016 and June 2017 and (iii) a write-off and accelerated amortization of $2.2 million due to the termination or scheduled prepayments of certain facilities, (b) a decrease of $1.8 million in interest expense on the NOK denominated bonds and realized losses on cross currency swaps (on which we apply hedge accounting), (c) a decrease of $0.9 million in other financial costs and (d) a decrease of $0.7 million in loss arising upon the repurchase of the NOK denominated bonds at a premium. During the year ended December 31, 2017, we had an average of $2,688.2 million of outstanding indebtedness, with a weighted average interest rate of 4.1%, while during the year ended December 31, 2016, we had an average of $2,452.9 million of outstanding indebtedness, with a weighted average interest rate of 3.5%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

        (Loss)/gain on Swaps:    Loss on swaps decreased by 114.9%, or $15.4 million, from a $13.4 million loss for the year ended December 31, 2016 to a $2.0 million gain for the year ended December 31, 2017. The decrease is mainly attributable to a decrease of $19.1 million in loss that was reclassified from equity to the statement of profit or loss ($17.2 million of which related to the cumulative loss from the period during which the hedges of the interest rate swaps terminated in July 2016 were effective and $1.2 million of which related to the decrease from the CCS agreements terminations/ modification in June 2016 and June 2017) and a decrease of $4.3 million in realized loss from derivative financial instruments held for trading, partially offset by a decrease of $8.0 million in the gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss.

        Profit for the Year:    Profit increased by 199.6%, or $56.1 million, from $28.1 million for the year ended December 31, 2016 to $84.2 million for the year ended December 31, 2017 as a result of the aforementioned factors.

        Profit/(Loss) Attributable to Owners of the Group:    Profit Attributable to Owners of the Group increased by $37.0 million, from a loss of $21.5 million for the year ended December 31, 2016 to a profit of $15.5 million for the year ended December 31, 2017. The increase in profit attributable to the owners of GasLog resulted from the increase in profit mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) as a result of GasLog Partners' equity offerings in August 2016, January and May 2017, its ATM Programme implemented in May 2017 and the associated dropdowns of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris on November 1, 2016, May 3, 2017, July 3, 2017 and October 20, 2017, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

	Year ended December 31,
	2015	2016	Change
Amounts are in thousands of U.S. Dollars
Revenues	$415,078	$466,059	$50,981
Vessel operating and supervision costs	(98,552)	(112,632)	(14,080)
Voyage expenses and commissions	(14,290)	(15,184)	(894)
Depreciation	(106,641)	(122,957)	(16,316)
General and administrative expenses	(41,282)	(38,642)	2,640

Profit from operations	154,313	176,644	22,331

Financial costs	(91,956)	(137,316)	(45,360)
Financial income	427	720	293
Loss on swaps	(10,332)	(13,419)	(3,087)
Share of profit of associate	1,216	1,422	206

Total other expenses, net	(100,645)	(148,593)	(47,948)

Profit for the year	53,668	28,051	(25,617)

Non-controlling interests	42,839	49,537	6,698

Profit attributable to owners of the Group	$10,829	$(21,486)	$(32,315)

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

        Revenues:    Revenues increased by 12.3%, or $51.0 million, from $415.1 million during the year ended December 31, 2015 to $466.1 million during the year ended December 31, 2016. The increase is mainly attributable to an increase in revenues of $66.1 million due to the full operation of the Methane Becki Anne and the Methane Julia Louise which were both acquired from BG Group on March 31, 2015, and the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively. These acquisitions and deliveries resulted in an increase in operating days. There was also an increase in revenues of $9.0 million caused mainly by the fewer off-hire days due to scheduled dry-dockings of our vessels in 2016 as compared to 2015. These increases in revenues were partially offset by a decrease of $24.7 million due to the expiration of two charter party agreements in 2016 and a decrease of $1.3 million in earnings from our vessels operating in the spot market, mitigated by a net increase of $2.6 million in revenues from the remaining vessels. The daily hire rate for the year ended December 31, 2015 was $67,650 as compared to $62,400 for the year ended December 31, 2016 mainly due to the decline in spot market rates. There was also a decrease of $0.8 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties following the acquisition of the two vessels from BG Group.

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 14.2%, or $14 million, from $98.6 million during the year ended December 31, 2015 to $112.6 million during the year ended December 31, 2016. The increase is primarily attributable to the increase in the number of vessels in our fleet in the year ended December 31, 2016 compared to 2015, as described above, combined with an increase in scheduled technical maintenance expenses such as scheduled main engine overhauls and various planned repairs, as well as other periodical regulatory certifications, partially offset by decreased vessels' tax and crew social contributions. As a result, the average daily operating cost per vessel increased from $14,847 per day in 2015 to $15,253 per day in 2016.

        Voyage Expenses and Commissions:    Voyage and commission expenses increased by 6.3%, or $0.9 million, from $14.3 million during the year ended December 31, 2015 to $15.2 million during the year ended December 31, 2016. The increase was mainly attributable to the increased operating days in the year ended December 31, 2016 affecting the commissions on revenue.

        Depreciation:    Depreciation increased by 15.4%, or $16.4 million, from $106.6 million during the year ended December 31, 2015 to $123.0 million during the year ended December 31, 2016. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2016 compared to 2015.

        General and Administrative Expenses:    General and administrative expenses decreased by 6.5%, or $2.7 million, from $41.3 million during the year ended December 31, 2015 to $38.6 million during the year ended December 31, 2016. The decrease is mainly attributable to a decrease of $4.2 million in legal fees and other professional services relating mainly to consultancy fees recorded in 2015, which was partially offset by an increase of $1.0 million in non-cash share-based compensation expense and an increase of $0.6 million in net foreign exchange losses.

        Financial Costs:    Financial costs increased by 49.2%, or $45.3 million, from $92.0 million during the year ended December 31, 2015 to $137.3 million during the year ended December 31, 2016. The increase is attributable to (a) an increase of $23.8 million in the amortization of deferred loan fees, mainly driven by (i) a write-off of $18.2 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing, (ii) a $1.8 million write-off of unamortized bond fees and premium as a result of the re-purchase and cancellation of NOK 588 million of NOK denominated bonds, (iii) an increase of $2.5 million in refinanced loan facilities and NOK denominated bonds and (iv) an increase of $1.2 million in the facilities drawn during 2016, (b) an increase of $8.6 million in interest expense on loans, NOK denominated bonds and cash flow hedges, (c) an increase of $9.4 million due to finance lease charges in 2016, (d) a loss of $2.1 million arising upon the repurchase of the NOK 588 million of NOK denominated bonds at a premium in June 2016 and (e) an increase of $1.5 million in other financial costs. During the year ended December 31, 2016, we had an average of $2,452.9 million of outstanding indebtedness with a weighted average interest rate of 3.5%, while during the year ended December 31, 2015, we had an average of $2,362.6 million of outstanding indebtedness having an aggregate weighted average interest rate of 3.3%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on NOK denominated bonds and CCSs.

        Loss on Swaps:    Loss on swaps increased by 30.1%, or $3.1 million, from $10.3 million for the year ended December 31, 2015 to $13.4 million for the year ended December 31, 2016. The increase in loss is mainly attributable to an increase of $22.2 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps which were terminated in 2016, offset by a decrease of $18.7 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, which reflected a gain of $18.5 million for the year ended December 31, 2016 as compared to a loss of $0.2 million for the year ended December 31, 2015, and a decrease of $0.5 million in realized loss from interest rate swaps held for trading.

        Profit for the Year:    Profit decreased by 47.7%, or $25.6 million, from $53.7 million for the year ended December 31, 2015 to $28.1 million for the year ended December 31, 2016 as a result of the aforementioned factors.

        Profit/(Loss) Attributable to Owners of the Group:    Profit Attributable to Owners of the Group decreased by $32.3 million, from a profit of $10.8 million for the year ended December 31, 2015, to a loss of $21.5 million for the year ended December 31, 2016. The decrease in Profit Attributable to Owners of the Group was a result of the aforementioned factors and was also affected by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) pursuant to the drop-downs of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally to GasLog Partners in July 2015 and the GasLog Seattle in November 2016.

Customers

        For the year ended December 31, 2017, we received 92.6% of our revenues from Shell, 7.2% of our revenues from various charterers in the spot/short-term market and 0.2% of our revenues from Egypt LNG. For the year ended December 31, 2016, we received 94.9% of our revenues from Shell, 5.0% of our revenues from the spot/short-term market and 0.1% of our revenues from Egypt LNG.

Seasonality

        Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned during the year by our vessels under multi-year charters. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements. However, our vessels trading in the spot market are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2017.

        Additionally, our business is not subject to seasonal borrowing requirements.

B. Liquidity and Capital Resources

        As of December 31, 2017, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO, proceeds from the 2014, 2015, 2016 and 2017 follow-on equity offerings, the 2017 debt offering and the private placements, operating cash flows and long-term financings including bank loans and bond offerings. Our primary liquidity needs are to fund our ship-operating and general and administrative expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships' maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns, if any.

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

        Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. We have entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2021 Bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the NOK 2021 Bonds. Refer to Note 25 to our audited consolidated financial statements included elsewhere in this annual report for details on our swap arrangements.

        As of December 31, 2017, we had $384.1 million of cash and cash equivalents, of which $189.9 million was held in time deposits and $2.4 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management.

        As of December 31, 2017, we had an aggregate of $2.55 billion of indebtedness outstanding under our credit agreements and bonds, of which $179.4 million was repayable within one year, and a $213.4 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.3 million was repayable within one year.

        As of December 31, 2017, we had available amounts not yet drawn of $664.0 million under the October 2015 Facility. Additionally, there was an undrawn amount of $100.0 million under the revolving facility of the Legacy Facility Refinancing, which is available to be drawn, repaid and redrawn at any time until January 2021 and is to be repaid in July 2021.

        The total contract price for our four newbuildings on order as of December 31, 2017 and the GasLog Houston delivered in 2018 (and not including the contract price of the shipbuilding contract for Hull No. 2213 signed in 2018), is approximately $1.03 billion, of which $145.7 million was paid as of December 31, 2017. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of these newbuildings on various dates in 2018 and 2019. As of December 31, 2017, the total remaining balance of the contract prices for the four newbuildings and the GasLog Houston (and not including the contract price of the shipbuilding contract for Hull No. 2213 signed in 2018) was $882.6 million of which $553.8 million is due within 12 months which will be funded with existing undrawn debt, available cash, cash from operations and other financings we may enter into.

        On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The total net proceeds after deducting underwriting discounts and other offering expenses were $78.2 million.

        On March 22, 2017, GasLog closed a public offering of $250.0 million aggregate principal amount of the 8.875% Senior Notes at a public offering price of 100% of the principal amount. The total net proceeds after deducting underwriting discounts and other offering expenses were $245.3 million.

        In April 5, 2017, GasLog prepaid $150.0 million under the junior tranche of the Five Vessel Refinancing, which would have been originally due in April 2018.

        On May 15, 2017, the Partnership completed a public offering of 5,750,000 of its 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series A Preference Units") (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were

$138.8 million. The Partnership's Series A Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR A".

        On May 16, 2017, GasLog Partners commenced its ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the "Equity Distribution Agreement") entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144.0 million and to include UBS Securities LLC as a sales agent.

        From establishment of the ATM Programme through December 31, 2017, GasLog Partners issued and received payment for 2,737,405 units at a weighted average price of $22.97 per common unit for total gross proceeds of $62.9 million and total net proceeds of $61.2 million, after broker commissions of $0.8 million and other expenses of $0.9 million.

        On January 5, 2018, GasLog prepaid the remaining $29.8 million of the Five Vessel Refinancing which would have been originally due in April 2018.

        On January 17, 2018, the Partnership completed a public offering of 4,600,000 of its 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series B Preference Units") (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.0 million. The Partnership's Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        As our fleet expands, we will evaluate changes to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See "Item 3. Key Information—D. Risk Factors" and "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy" for a discussion of risks related to our ability to pay dividends.

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

        As of December 31, 2017, our current assets totaled $417.1 million while current liabilities totaled $294.9 million, resulting in a positive working capital position of $122.2 million.

Cash Flows

Year ended December 31, 2016 compared to the year ended December 31, 2017

        The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2016	2017
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$256,532	$223,630
Net cash used in investing activities	(771,242)	(74,599)
Net cash provided by financing activities	439,766	7,265

Net Cash Provided By Operating Activities

        Net cash provided by operating activities decreased by $32.9 million, from $256.5 million during the year ended December 31, 2016 to $223.6 million during the year ended December 31, 2017. The decrease was mainly attributable to an increase of $47.8 million in cash paid for interest including the interest paid for finance leases, a decrease of $43.4 million caused by movements in working capital accounts and a net increase of $7.9 million from the remaining movements, which were partially offset by an increase in revenues of $59.2 million and a decrease in voyage expenses and commissions of $7.0 million.

Net Cash Used In Investing Activities

        Net cash used in investing activities decreased by $696.6 million, from $771.2 million during the year ended December 31, 2016 to $74.6 million during the year ended December 31, 2017. The decrease is mainly attributable to a decrease of $679.2 million in payments for the construction costs of newbuildings and other fixed assets, a net decrease in short-term investments of $30.0 million in 2017 compared to 2016 and an increase of $1.8 million in cash from interest income. The above movements were partially offset by $14.1 million in payments made for the investment in Gastrade.

Net Cash Provided By Financing Activities

        Net cash provided by financing activities decreased by $432.5 million, from $439.8 million during the year ended December 31, 2016 to $7.3 million during the year ended December 31, 2017. The decrease is mainly attributable to a decrease of $1,994.3 million in proceeds from our borrowings, a decrease of $217.0 million in proceeds from the sale and leaseback of the Methane Julia Louise, a decrease of $62.7 million in restricted cash, an increase of $21.9 million in dividend payments and an increase of $3.6 million in payments for finance lease liabilities. The above movements were partially offset by a decrease in bank loan and bond repayments of $1,586.6 million, an increase of $139.2 million in proceeds from the Partnership's Series A Preference Units issuance, an increase of $88.7 million in proceeds from the Partnership's public common equity offerings, net payments of $4.8 million related to the termination of our interest rate swap agreements and entering into new agreements in 2016, a decrease of $35.3 million in payments of loan issuance costs and a decrease of $12.0 million in payments for CCS termination/modification and the NOK denominated bond repurchases.

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

Net Cash Provided By Operating Activities

        Net cash provided by operating activities increased by $94.9 million, from $161.6 million during the year ended December 31, 2015 to $256.5 million during the year ended December 31, 2016. The increase was mainly attributable to an increase of $54.3 million caused by movements in working capital accounts, an increase in revenues of $51.0 million and a net increase of $3.7 million from the remaining movements, which were partially offset by an increase in vessel operating and supervision costs of $14.1 million.

Net Cash Used In Investing Activities

        Net cash used in investing activities increased by $67.1 million, from $704.1 million during the year ended December 31, 2015 to $771.2 million during the year ended December 31, 2016. The increase is mainly attributable to an increase of $33.1 million in payments for the construction costs of newbuildings, the acquisition of secondhand vessels and other fixed assets, a net decrease of $34.4 million in short-term investments and a decrease of $0.1 million in dividends and return of contributed capital received from Egypt LNG, which were partially offset by an increase of $0.4 million in cash from interest income.

Net Cash Provided By Financing Activities

        Net cash provided by financing activities decreased by $194.6 million, from $634.3 million during the year ended December 31, 2015 to $439.8 million during the year ended December 31, 2016. The decrease is mainly attributable to an increase in bank loan repayments of $1,879.9 million, a decrease of $231.5 million in proceeds from equity offerings (the net proceeds from GasLog Partners' public offerings decreased by $120.1 million, while in 2015 we also received $111.4 million net proceeds from GasLog's Preference Shares issuance), payments of $34.1 million for CCS termination/modification and the re-purchase of NOK 588 million of bonds in June 2016, an increase of $18.2 million in payments of loan issuance costs, an increase of $14.7 million in dividend payments and net payments of $4.8 million related to the termination of our interest rate swap agreements and entering into new agreements in 2016, which were partially offset by an increase of $1,668.3 million in proceeds from our borrowings, proceeds of $217.0 million from the sale and leaseback of the Methane Julia Louise, an increase of $102.6 million from the release of restricted cash and a decrease of $1.4 million in payments of equity raising costs.

Credit Facilities

        The following summarizes certain terms of the five outstanding facilities as of December 31, 2017:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
GasLog Partners Credit Facility	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ) and BNP Paribas (GasLog Partners Credit Facility)	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$382.5 million	n/a	LIBOR + applicable margin	2019	8 consecutive quarterly installments of $5.6 million and a balloon payment of $337.5 million together with the final quarterly installment in November 2019.
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
		GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (Hull 2130), GAS-twenty three Ltd. (Hull 2131), GAS-twenty four Ltd. (GasLog Houston) and GAS-twenty five Ltd. (GasLog Hong Kong)	$589.9 million	$664.0 million	LIBOR + applicable margin	2028(1)
							17 consecutive semi- annual installments of $11.5 million, 18 consecutive semi-annual installments of $11.4 million, a balloon payment due in 2026 of $121.4 million and thereafter 4 consecutive semi-annual installments of $16.9 million until October 2028.
Five Vessel Refinancing (Senior Facility)	ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-eighteen Ltd. (Methane Lydon Volney), GAS- nineteen Ltd. (Methane Alison Victoria), GAS- twenty Ltd. (Methane Shirley Elisabeth), GAS- twenty one Ltd. (Methane Heather Sally, GAS-twenty seven Ltd. (Methane Becki Anne)	$353.2 million	n/a	LIBOR + applicable margin	2021
							14 consecutive quarterly installments of $6.2 million, 14 consecutive quarterly installments of $1.77 million and a balloon payment of $242.1 million together with the final quarterly installments in April 2021.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Five Vessel Refinancing (Junior Facility)	ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia and ING Bank N.V.	GAS-eighteen Ltd. (Methane Lydon Volney), GAS- nineteen Ltd. (Methane Alison Victoria), GAS- twenty Ltd. (Methane Shirley Elisabeth), GAS-twenty one Ltd. (Methane Heather Sally, GAS-twenty seven Ltd. (Methane Becki Anne)	$29.7 million	n/a	LIBOR + applicable margin (variable)	2018	Bullet repayment of 29.7 million due in April 2018 without intermediate payments. The total amount was prepaid in January 2018.
Legacy Facility Refinancing	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-one Ltd. (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-six Ltd. (GasLog Skagen), GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris) and GAS-nine Ltd. (GasLog Saratoga), GAS-ten Ltd. (GasLog Salem), GAS-fifteen Ltd. (GasLog Chelsea)	Term loan facility: $891.7 million, Revolving facility: $0 million	$100.0 million	LIBOR + applicable margin	2021
							Term loan facility: 7 semi-annual installments of $29.2 million each and a balloon repayment of $687.5 million in July 2021. Revolving facility: Available for drawing and repayment at any time until January 2021 and July 2021, respectively. Total revolving facility amount of $100.0 million.

(1)
Maturity regarding drawn amounts only.

        Our credit facilities are secured as follows:

  •
  first priority mortgages over the ships owned by the respective borrowers (and in addition second priority mortgages in the case of the Five Vessel Refinancing);

  •
  guarantees from us and our subsidiary GasLog Carriers Ltd.; in the case of the GasLog Partners Credit Facility, guarantees from GasLog Partners and GasLog Partners Holdings LLC; in the case of the Five Vessel Refinancing, a guarantee from us, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels; in the case of the Legacy Facility Refinancing, a guarantee from us guarantees up to the value of the commitments relating to the GasLog Seattle and the Solaris from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels; in the case of the October 2015 Facility, a guarantee from us, guarantees up to the value of the commitments relating to the GasLog Greece and GasLog Geneva from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

  •
  for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and

  •
  for certain of our facilities, a first assignment of all earnings and insurances related to the ship owned by the respective borrower.

        Our business is not subject to seasonal borrowing requirements.

Covenants and Events of Default

General

        Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally limit our subsidiaries' ability to, among other things:

  •
  incur additional indebtedness, create liens or provide guarantees;

  •
  provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, us or any of our affiliates;

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

        Our credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the applicable facility (in the case of each individual vessel in the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter). If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

        Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2017.

GasLog Partners Credit Facility and the Five Vessel Refinancing

        The GasLog Partners Credit Facility and the Five Vessel Refinancing are subject to specified financial covenants that apply to us and GasLog Partners on a consolidated basis. These financial covenants include the following:

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

        The GasLog Partners Credit Facility and the Five Vessel Refinancing contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the GasLog Partners Credit Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the applicable facility (in the case of the Five Vessel Refinancing, 115.0% until the maturity of the junior tranche and 120.0% at any time thereafter). If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

        The GasLog Partners Credit Facility and the Five Vessel Refinancing also impose certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

        Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2017.

Bonds

        On June 27, 2013, we issued NOK 500 million (or $83.2 million based on the exchange rate on June 27, 2013) of bonds under the bond agreement signed on June 25, 2013 between GasLog and the

Bond trustee, as amended, that were due to mature on June 27, 2018 (the "NOK 2018 Bonds"). On May 2, 2014, we closed a follow-on issue of NOK 500.0 million (or $83.6 million based on the exchange rate on closing date) of the NOK 2018 Bonds at a premium of $4.2 million (based on the exchange rate on closing date). On June 27, 2016, we repurchased and cancelled NOK 588.0 million (or $70.7 million) of the outstanding NOK 2018 Bonds at a price of 103% of par value. On June 27, 2017, we repurchased and cancelled the outstanding NOK 2018 Bonds, at a price of 103.0% of par value for total consideration of NOK 424.4 million ($70.8 million at the swapped rate under the associated CCS).

        On June 27, 2016, GasLog completed the issuance of NOK 750 million (equivalent to $90.2 million) of NOK 2021 Bonds in the Norwegian bond market. The NOK 2021 Bonds will mature in May 2021 and bear interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the NOK 2021 Bonds, net of unamortized financing costs, as of December 31, 2017 was $89.7 million. We may redeem the aforementioned bonds in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.0% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.5% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.0% of par plus accrued interests on redeemed amount.

        Under the terms of the NOK 2021 Bonds we are required to comply with the financial covenants listed below:

  •
  net working capital (excluding the current portion of long-term debt) must not be less than $0;

  •
  total indebtedness divided by total assets must not exceed 75.0%;

  •
  the ratio of EBITDA over debt service obligations as defined in the terms of the NOK 2021 Bonds (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

  •
  the aggregate amount of all unencumbered cash and cash equivalents must not be less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown; and

  •
  the Group's market value adjusted net worth must at all times be not less than $350.0 million.

        In addition, we are not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of the Group's shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group's shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group's shareholders (items (i), (ii) and (iii) collectively referred to as the "Distributions") that in aggregate exceed during any calendar year, 50% of the Group's consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted Distributions pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of the Group shall not include any profits related to the sale of assets (and consequently any such profits shall not form the basis for Distributions). Under the terms of the NOK 2021 Bonds, GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2017, 2018, 2019, 2020 and 2021 of $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

        On March 22, 2017, GasLog closed a public offering of $250.0 million aggregate principal amount of the 8.875% Senior Notes at a public offering price of 100% of the principal amount. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $245.3 million.

        Interest payment shall be made in arrears on a quarterly basis. GasLog may redeem the 8.875% Senior Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (a) 100% of the principal amount of such notes plus accrued and unpaid interest to the date of redemption and (b) determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a quarterly basis at the adjusted treasury rate, plus 50 basis points, plus accrued and unpaid interest thereon to the date of redemption.

        GasLog as issuer of the 8.875% Senior Notes is required to comply with financial covenants which include the following:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  total indebtedness divided by total indebtedness plus total equity must not exceed 75.0%;

  •
  the ratio of EBITDA over debt service, on a trailing four quarter basis, shall be not less than 100.0%;

  •
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.50% of total indebtedness or $35.0 million;

  •
  the issuer's market value adjusted net worth must at all times be not less than $300.0 million.

        Compliance with covenants under the NOK 2021 Bonds and the 8.875% Senior Notes is required at all times and we were in compliance with the respective financial covenants as of December 31, 2017.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures

        We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier and in 2016 we took delivery of four LNG carriers. During the years ended December 31, 2017, 2016, 2015 and 2014, we funded $0.1 billion, $0.8 billion, $0.7 billion and $1.4 billion, respectively, of acquisition, construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the bonds, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO and proceeds from follow-on equity offerings and private placements.

        As of December 31, 2017, our commitments for capital expenditures related primarily to four contracted LNG carriers on order and the GasLog Houston delivered in January 2018 (and not including the contract price of the shipbuilding contract for Hull No. 2213 signed in 2018) were approximately $882.6 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship's construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

        We intend to fund the majority of these commitments from borrowings under the October 2015 Facility which has an aggregate undrawn amount of $664.0 million, available cash and cash from operations.

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

Critical Accounting Policies

        The preparation of financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. GasLog's management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our principal accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Classification of the Non-Controlling Interests

        The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (31,017,405 units as of December 31, 2017). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100.0% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

        In reaching a judgment as to whether the non-controlling interests in the Partnership should be classified as liabilities or equity interests, management has considered the wide discretion of the Partnership's board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the Partnership's board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

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

        Management estimated residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective December 31, 2017, following management's annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation expense by $0.9 million. The estimated residual value of our ships may not represent the fair market value at any one time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

        If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life will be adjusted to end at the date such regulations become effective.

Impairment of Vessels

        We evaluate the carrying amounts of our vessels to determine whether there is any indication that our vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

        Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from independent and internationally recognized ship brokers on a bi-annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

        Our estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of the current or future basic market value of our vessels or prices that could be achieved if we were to sell them.

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2016 and December 31, 2017.

Owned Fleet and Vessel Held under Finance Lease

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2016	December 31, 2017
GasLog Savannah(5)	May 2010	155,000	$229,795	$190,247	$183,635
GasLog Singapore(5)	July 2010	155,000	227,252	189,090	182,524
GasLog Shanghai	January 2013	155,000	189,233	168,282	165,609
GasLog Santiago	March 2013	155,000	189,111	168,984	165,362
GasLog Sydney	May 2013	155,000	195,429	175,644	171,827
GasLog Skagen	July 2013	155,000	195,338	176,404	172,597
GasLog Chelsea(2)	October 2013	153,600	162,338	148,999	143,777
GasLog Seattle	December 2013	155,000	201,198	183,807	178,064
Methane Rita Andrea(3)(5)	April 2014	145,000	156,613	143,677	137,928
Methane Jane Elizabeth(3)(5)	April 2014	145,000	156,613	143,356	137,733
Methane Lydon Volney(3)(5)	April 2014	145,000	156,613	143,566	137,958
Methane Alison Victoria(4)(5)	June 2014	145,000	156,610	144,557	139,128
Methane Shirley Elisabeth(4)(5)	June 2014	145,000	156,599	144,842	139,266
Methane Heather Sally(4)(5)	June 2014	145,000	156,599	144,981	139,499
Solaris	June 2014	155,000	201,849	187,496	181,739
GasLog Saratoga	December 2014	155,000	204,146	192,671	186,917
Methane Julia Louise(2)(5)	March 2015	170,000	232,334	222,004	214,329
Methane Becki Anne(2)(5)	March 2015	170,000	232,334	221,457	213,915
GasLog Salem	April 2015	155,000	204,573	194,765	188,918
GasLog Greece	March 2016	174,000	208,971	204,442	198,452
GasLog Glasgow	June 2016	174,000	208,471	205,466	199,397
GasLog Geneva	September 2016	174,000	203,867	202,394	196,204
GasLog Gibraltar	October 2016	174,000	203,738	202,762	196,602

Total			$4,429,624	$4,099,893	$3,971,380

(1)
Our vessels and the vessel held under finance lease are stated at carrying values (see Note 6 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2016 and December 31, 2017 the value in use of the ten vessels described below (including the Methane Julia Louise, which is held under finance lease) was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

(2)
The vessel was built in 2010.

(3)
The vessels were built in 2006.

(4)
The vessels were built in 2007.

(5)
Indicates vessels for which we believe, as of December 31, 2017, the charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $356.4 million as of December 31, 2017. However, as described below, the value in use for each of the ten vessels was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        Except where indicated, the market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2016 and December 31, 2017.

        As of December 31, 2017, for the ten vessels with carrying amounts higher than the estimated charter-free market value, we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group's vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2017, (iii) historical average time charter rates based on publications by independent third party maritime research services and (iv) estimated future time charter rates based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry. The value in use for the ten vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        In connection with the impairment testing of our vessels as of December 31, 2017, for the ten vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the projected charter hire rate used to forecast future cash flows for non-contracted days which is the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$64,984	$58,369	$6,615	10%

  (1)
  The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

  (2)
  The average break-even charter hire rate is the average charter rate that, if used in the discounted projected net operating cash flows of the impairment testing, will result in discounted total cash flows being equal to the carrying value of the vessels.

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

        Determining whether goodwill has been impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating unit(s) to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit(s) and a suitable discount rate in order to calculate present value. Details of the assumptions used in the impairment analysis are set out in Note 3 of the consolidated financial statements included elsewhere in this annual report. No impairment loss was recognized for any of the periods presented.

Fair Value of Derivative Financial Instruments

        Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated statements of profit or loss.

        A substantial majority of our derivative instruments activity relates to the use of interest rate swaps. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

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

        The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk and counterparties' risk included in the discount factor. The estimate of the Group's credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties' credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

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

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Known Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2017, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2017 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations	$2,588,016	188,167	631,834	1,157,353	610,662
Interest on borrowing obligations and swaps(1)	458,948	89,799	201,933	121,890	45,326
Loan arrangement fees and commitments	5,940	3,927	2,013	—	—
Finance lease payments	324,685	17,849	35,746	35,697	235,393
Shipbuilding contracts	882,610	553,812	328,798	—	—
Vessels' enhancement and conversion contracts	28,976	28,976	—	—	—
Operating lease obligations	3,276	1,298	1,272	609	97
Purchase of depot spares(2)	7,340	—	5,340	—	2,000
Reimbursement expenses(3)	1,547	—	1,547	—	—

Total	$4,301,338	883,828	1,208,483	1,315,549	893,478

(1)
Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 2.88% to 7.34%, which takes into account average LIBOR of 1.46%, and the applicable margin spreads in our various debt agreements.

(2)
Following the acquisition of the eight vessels from MSL, GasLog through its subsidiaries is guarantor for the acquisition from MSL of depot spares with an aggregate value of $8.0 million of which depot spares with value $0.66 million have been acquired as of December 31, 2017. The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(3)
Following execution of a letter agreement between GasLog and MSL, GasLog will reimburse MSL the sum of $2.65 million for value as of November 1, 2015, adjusted for future value through January 2020 up to $3.80 million, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and/or modifications of existing vessels as agreed between the parties. As of December 31, 2017, the outstanding commitment, after deducting costs already reimbursed by GasLog, was $1.29 million.

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

Anthony S. Papadimitriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	59	Chairman and Director
Paul A. Wogan	55	Chief Executive Officer and Director
Bruce L. Blythe	73	Director
David P. Conner	69	Director
William M. Friedrich	69	Director
Dennis M. Houston	66	Vice Chairman and Director
Donald J. Kintzer	70	Director
Julian R. Metherell	54	Director
Anthony S. Papadimitriou	62	Director
Graham Westgarth	63	Director
Alastair Maxwell(1)	54	Chief Financial Officer
Richard Sadler(2)	60	Chief Operating Officer

(1)
Mr. Maxwell was appointed Chief Financial Officer on March 9, 2017.

(2)
Mr. Sadler was appointed Chief Operating Officer on September 20, 2017.

        Certain biographical information about each of these individuals is set forth below.

        Peter G. Livanos is our Chairman and a member of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of chief executive officer ("CEO") from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping's subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav and from July 2014 to December 2015 he served as Chairman. Mr. Livanos is a graduate of Columbia University.

        Paul A. Wogan has served as our CEO since January 2013 and has been a member of our board of directors since our annual general meeting in May 2015. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company's fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

        Bruce L. Blythe has been a member of our board of directors since October 2011. Mr. Blythe has been involved in the shipping industry for over 20 years, having served as an advisor to the Livanos family since 1994. For over 30 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, and is

Vice-Chairman of the Ceres Group. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

        David P. Conner has been a member of our board of directors since the 2016 AGM. Mr. Conner has a long history in the banking industry, most recently as chief executive officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years. Until August 2014, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. He was also a member of the board of directors of GasLog Partners and its audit committee until May 2016. Mr. Conner also serves on the board of trustees of Washington University in St. Louis where he chairs the medical finance committee and serves on the executive, audit and global engagement committees. On January 1, 2016 Mr. Conner was appointed a director of Standard Chartered Bank plc. where he chairs the risk committee and sits on the audit committee, financial crime risk committee and governance and nominating committee. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

        William M. Friedrich has been a member of our board of directors since October 2011. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group. Mr. Friedrich held several senior executive positions during his 14 year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group's overall strategy function as well as oversight of the company's business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. He holds a J.D. from Columbia Law School and a B.A. from Union College.

        Dennis M. Houston has been a member of our board of directors since June 2013 and has served as our Vice-Chairman and senior independent director since May 2016. At the time he joined our board, Mr. Houston had approximately 40 years of experience in the downstream sector of the oil and gas industry. Mr. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. Mr. Houston serves as a director of Suncor Energy Inc., Argus Media Limited L.L.C. and ABS Group and is an active member of several other energy related organizations. Mr. Houston also sits on the board of the Onassis Foundation and is Honorary Counsel for Liechtenstein to the U.S. (Texas Region). He holds a B.S. in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy.

        Donald J. Kintzer has been a member of our board of directors since November 2014. He is a retired partner of PricewaterhouseCoopers LLP, or "PwC", having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He was also a member of the board of directors of GasLog Partners and its audit committee until March 2015, and served as a member of its conflicts committee until his appointment to our board in November 2014 and as audit committee chairman until March 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force. Mr. Kintzer was appointed chairman of our Audit & Risk Committee in March 2015.

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

        Graham Westgarth served as our chief operating officer ("COO") from June 2013 to May 2017 and COO of our subsidiary, GasLog Partners, from its inception to May 2017. In May 2017, Mr. Westgarth was appointed to our Board of Directors. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80.0% of the world's independent tanker owners and operators between 2009 and 2014. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

        Alastair Maxwell joined GasLog on February 1, 2017 and was appointed Chief Financial Officer ("CFO") on March 9, 2017. He was appointed CFO of GasLog Partners on the same date. Prior to joining GasLog, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs from 2010 to 2016 where he was a Partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients in the energy sector. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998, he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

        Richard Sadler has served as our Chief Operating Officer ("COO") since September 20, 2017. He was appointed COO of GasLog Partners on the same date. Mr. Sadler joined GasLog from the Foresight Group, a family company with a strong global presence including Shipping, Offshore Oil Drilling & Engineering, where he served as advisor to the Chairman, family Board members and the senior management. Previously, from 2007 to 2015, Mr. Sadler served as CEO of Lloyd's Register Group, providing compliance and consultancy services to 60,000 global clients in 78 countries. Prior to that Mr. Sadler worked as a Director of Asset Management for the Royal Bank of Scotland in the Shipping and Offshore Energy Division and held a number of positions at Lloyd's Register including in Kuwait, Bahrain, Oman and Japan. Mr. Sadler was an Engineering Officer in the Royal Navy prior to studying Naval Architecture at the University of Newcastle-upon-Tyne. Mr. Sadler is a Fellow, Trustee and member of the Audit & Risk Committee of the Royal Academy of Engineering and holds Honorary Doctorates from the University of Southampton and the University of Newcastle-upon-Tyne. He is a visiting Professor at Dalian Maritime University and an elder Brethren and Trustee of Trinity House.

Board Leadership Structure

        Our board leadership structure consists of our Chairman, the vice chairman/ senior independent director and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company's general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that the separation of such roles at this time is appropriate and beneficial to shareholders.

        Dennis M. Houston, who serves as our senior independent director, acts as a liaison to facilitate communication between independent directors and our Chairman to ensure that the board functions in an effective manner.

B. Compensation of Directors and Senior Management

        Our non-executive directors receive:

  •
  an annual fee of $132,000 effective from January 1, 2018 (for the 2017 financial year the annual fee was $120,000);

  •
  an additional annual fee of $20,000 to the senior independent director;

  •
  additional annual fees of $100,000 to the chairman of the board, $30,000 to the vice-chairman of the board (effective from January 1, 2018), $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee;

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

  •
  an additional annual special advisor fee of $55,000 to Graham Westgarth effective August 1, 2017.

        The aggregate annual fees paid to non-executive directors in 2017 was $1.48 million.

        The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

        In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

        For 2017, our executive officers were Paul Wogan, Simon Crowe (CFO to March 9, 2017), Alastair Maxwell (CFO from March 9, 2017 onwards), Graham Westgarth (COO to May 2017) and Richard Sadler (COO from September 20, 2017 onwards). Compensation for our executive officers in 2017 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or "MIP". The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant's annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant's target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant's organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2017, the Company performance objectives were measured against three equally-weighted key business indicators ("KBI"): The Financial KBI is measured against a Free Cash Flow per Share target and an Absolute Return on Invested Capital target; the Operational KBI is defined by a basket of operational KBIs including Fleet Uptime, Vetting Performance and Terminal Feedback targets; and three-year rolling average Relative Total Shareholder Return performance compared to a peer group. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established, which, if met, can result in a payout of up to 120.0% of the individual's target payout. The Company discretionary component may not increase an individual's payment to more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2017 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

        The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2017 was $3.97 million.

        In addition, our executive officers received equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the "Plan", and also received awards via the GasLog Partners LP 2015 Long-Term Incentive Plan or the "the GasLog Partners LTIP Plan". On April 3, 2017, we granted our executive officers an aggregate of 139,823 stock options and 44,978 restricted stock units under the Plan. Furthermore, on April 3, 2017, we granted our executive officers an aggregate of 8,359 restricted stock units and 8,359 phantom performance common units under the GasLog Partners Plan. The aggregate fair value for all equity compensation granted as of the grant date is $1.4 million. The stock options have an exercise price per share of $15.55 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient's continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient's continued service. Vesting of the phantom performance common units is also subject to the achievement of certain performance targets. The stock options, the restricted stock units and the phantom performance common units may be settled in cash or common shares, or a combination thereof, at our discretion.

        We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

        We did not set aside or accrue any amounts in the year ended December 31, 2017 to provide pension, retirement or similar benefits to our directors or executive officers.

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

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Five of our ten directors qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

        Our board of directors meets regularly throughout the year. In 2017, the board met 13 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit and Risk Committee

        Our audit and risk committee consists of Messrs. Conner, Friedrich, Houston and Kintzer with Mr. Kintzer serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Conner and Mr. Kintzer each qualifies as an "audit committee financial expert". The audit and risk committee is responsible for:

  •
  the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

  •
  assisting the board of directors in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors' qualifications, independence and performance, the performance of our internal audit and financial risk management groups and our compliance with legal and regulatory requirements;

  •
  annually reviewing the independent auditors' report describing the auditing firm's internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

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

  •
  reviewing with the independent auditors any audit problems or difficulties and management's responses;

  •
  setting clear hiring policies for employees or former employees of the independent auditors;

  •
  annually reviewing the adequacy of the audit and risk committee's written charter;

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

Compensation Committee

        Our compensation committee consists of Messrs. Blythe, Conner, Friedrich and Metherell, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

  •
  making recommendations to the full board of directors with respect to the compensation of directors, senior management, the head of internal audit and other managerial employees reporting to the CEO;

  •
  overseeing and making recommendations to the full board of directors with respect to any of the Company's long-term incentive plans, including any equity-based compensation plans to be adopted; and

  •
  handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

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

HSSE Committee

        Our HSSE, committee consists of Messrs. Friedrich, Livanos and Westgarth, with Mr. Friedrich serving as the committee chairman. The HSSE committee is responsible for:

  •
  overseeing the Company's top-level HSSE policies (including those relating to operational risks);

  •
  reviewing the Company's HSSE policies (including those relating to operational risks) on an annual basis and recommending changes to such policies to the Company's management team;

  •
  based on reports from management, evaluating the effectiveness of the Company's systems to achieve the established HSSE policies;

  •
  receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith;

  •
  overseeing whether the Company's HSSE policies take appropriate account of internal and external developments and expectations;

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

Corporate Governance

        The board of directors and our Company's management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

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

D. Employees

        As of December 31, 2017, we had 184 full-time employees and contractors based in our offices in Greece, Monaco, London, New York, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,435 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to staff and operate our new ships, as well as additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority and we offer our people competitive compensation packages. In addition, we provide intensive onboard training for our officers and crew to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2017, our retention rate was 96% for senior seagoing officers, 97% for other officers and 98% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has, and may continue to, put inflationary cost pressure on ensuring qualified and well-trained crew are available to us. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

E. Share Ownership

        The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders" below. For information regarding arrangements for involving the employees in the capital of the Company, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of February 26, 2018 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5.0% or more of our shares;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 80,715,067 common shares outstanding as of February 26, 2018. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	32,387,546	40.1%
Paul A. Wogan	*	*
Bruce L. Blythe	*	*
David P. Conner	—	—
William M. Friedrich	*	*
Dennis M. Houston	*	*
Donald J. Kintzer	*	*
Alastair J.C. Maxwell	*	*
Julian R. Metherell	*	*
Anthony S. Papadimitriou	*	*
Richard Sadler	*	*
Graham Westgarth	*	*
All directors and officers as a group	33,362,459	41.3%
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	6,987,004	8.7%
Fairview Capital Investment Management, LLC(3)	4,000,000	5.0%
FMR LLC(4)	6,468,419	8.0%

(1)
By virtue of common shares held (a) directly, (b) indirectly through Blenheim Holdings, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos and (d) by several entities of which Mr. Livanos and/or members of his family are beneficiaries and for which Mr. Livanos serves as an officer and/or a board member. Mr. Livanos disclaims beneficial ownership of the shares held by the entities referenced in (d). Mr. Livanos can effectively control the Company through direct and indirect ownership interests. Mr. Livanos's ownership interest changed in connection with the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012, a transfer by Blenheim Holdings of 657,090 shares to one of its minority shareholders in March 2014 in exchange for such shareholder's interest in Blenheim Holdings, and the vesting of 30,527 Restricted Stock Units in April 2017.

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

(3)
Based on information contained in the Schedule 13G filed with the SEC on February 9, 2018, Fairview Capital Investment Management, LLC has shared voting and dispositive power over 4,000,000 common shares with Fairview Capital, Andrew F. Mathieson, Scott W. Clark and Darlington Partners L.P.

(4)
Based on information contained in the Schedule 13G filed with the SEC on February 13, 2018.

*
Less than 1.0%.

        In March 2012, we completed a registered public offering of our common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 16, 2018, we had approximately 12,118 shareholders.

B. Related Party Transactions

Relationship with GasLog Partners

        GasLog Partners was formed by us in January 2014 to own, operate and acquire LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE. The Partnership conducts its operations through its vessel-owning subsidiaries and as of February 26, 2018, had a fleet of 12 LNG carriers. As of February 26, 2018, we hold a 25.9% interest in the Partnership and, as a result of our ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, we have the ability to control the Partnership's affairs and policies.

Quarterly Cash Dividends

        We are entitled to distributions on our general and limited partner interests in GasLog Partners. These interests consist of common units, incentive distribution rights and general partner interests.

        The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 per unit on an annualized basis.

        We currently hold all of the incentive distribution rights in GasLog Partners. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

        If for any quarter:

  •
  GasLog Partners has distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution; and

  •
  GasLog Partners has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

        then GasLog Partners will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

  •
  first, 98.0% to all common unitholders, pro rata, and 2.0% to the general partner, until each unitholder receives a total of $0.43125 per unit for that quarter;

  •
  second, 85.0% to all common unitholders, pro rata, 2.0% to the general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter;

  •
  third, 75.0% to all common unitholders, pro rata, 2.0% to the general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter; and

  •
  thereafter, 50.0% to all common unitholders, pro rata, 2.0% to the general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

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

        We received total distributions from GasLog Partners of $24.4 million in 2017.

Omnibus Agreement

        On May 12, 2014, we entered into an omnibus agreement with GasLog Partners and certain of its subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

  Noncompetition; Five-Year Vessel Restricted Business Opportunities

        Under the omnibus agreement, we have agreed, and have caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value. For purposes of this section, we refer to these vessels, together with any related charters, as "Five-Year Vessels" and to all other LNG carriers, together with any related charters, as "Non-Five-Year Vessels". The restrictions in this paragraph will not prevent us or any of our controlled affiliates (other than GasLog Partners and its subsidiaries) from:

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

  (9)
  owning or operating any Five-Year Vessel that we owned on the closing date of GasLog Partners' IPO and that was not part of its fleet as of such date; or

  (10)
  acquiring, owning, operating or chartering a Five-Year Vessel if GasLog Partners has previously advised us that it consents to such acquisition, ownership, operation or charter.

        If we or any of our controlled affiliates (other than GasLog Partners, its general partner or its subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, we may not subsequently expand that portion of our business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with GasLog Partners' vessels upon their re-chartering.

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

        During the 30-day period after our notice and offer of an opportunity to purchase a Five-Year Vessel, we and GasLog Partners will negotiate in good faith to reach an agreement on the fair market value (and any applicable break-up costs) of the relevant vessel. If we do not reach an agreement within such 30-day period, a mutually-agreed upon investment banking firm, ship broker or other expert advisor will be engaged to determine the fair market value (and any applicable break-up costs) of the relevant vessel and other outstanding terms, and GasLog Partners will have the option, but not the obligation, to purchase the relevant vessel on such terms. GasLog Partners' ability to consummate the acquisition of such Five-Year Vessel from us will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such Five-Year Vessel. Under the omnibus agreement, we will indemnify GasLog Partners against losses arising from the failure to obtain any consent or governmental permit necessary to own or operate the fleet in substantially the same manner that the vessels were owned and operated by us immediately prior to the Partnership's acquisition of such vessels. See "—Indemnification".

        Upon a change of control of GasLog Partners or its general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the noncompetition provisions of the omnibus agreement applicable to us will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of GasLog Partners' directors ceases to consist of directors that were (1) appointed by the Partnership's general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership's appointed directors, the noncompetition provisions applicable to us shall terminate immediately.

LNG Carrier Purchase Options

        Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership's initial public offering, GasLog Partners has the option to purchase from us: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after we notify the Partnership's board of directors of the vessel's acceptance by her charterer, (ii) the Methane Becki Anne and GAS-twenty six Ltd. with its long-term bareboat charter of (and the right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of their acquisition by GasLog on March 31, 2015, which options will expire in March 2018 if not extended and (iii) the GasLog Houston within 30 days after we notify the Partnership's board of directors of the vessel's acceptance by her charterer. In addition, on April 21, 2015, we signed an agreement with MSL for newbuildings Hull No. 2130 and Hull No. 2131 to be chartered to MSL upon deliveries in 2018 and 2019, respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, we will be required to offer GasLog Partners an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

        On July 11, 2016, we signed an agreement with Total for Hull No. 2801 to be chartered to Total upon delivery in 2018 for an initial term of seven years. Within 30 days of the commencement of the charter, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On October 20, 2016, we signed an agreement with Centrica for newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. However, we have amended the shipbuilding contract for newbuilding Hull No. 2212, such that it becomes the GasLog uncommitted vessel, a 180,000 cbm GTT Mark III Flex Plus, to be delivered on or before July 31, 2019. Newbuilding Hull No. 2213 was ordered in January 2018 and becomes the committed Centrica vessel, a 180,000 cbm GT Mark III Flex, to be delivered on or before April 1, 2020. Within 30 days of the commencement of the charter of Hull No. 2213, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        In each case, GasLog Partners' option to purchase is at fair market value as determined pursuant to the omnibus agreement. If we and GasLog Partners are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and GasLog Partners will have the right, but not the obligation, to purchase the vessel at such price. GasLog Partners' ability to consummate the acquisition of such vessels from us will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing as of the closing date in respect of such vessels.

        On the date on which a majority of GasLog Partners' directors ceases to consist of directors that were (1) appointed by the Partnership's general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership's appointed directors, the LNG carrier purchase options shall terminate immediately.

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

        Upon a change of control of GasLog Partners or its general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of us, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of GasLog Partners' outstanding subordinated units have converted to common units. On the date on which a majority of GasLog Partners' directors ceases to consist of directors that were (i) appointed by the Partnership's general partner prior to its first annual meeting of unitholders and (ii) recommended for election by a majority of the Partnership's appointed directors, the provisions related to the rights of first offer granted to the Partnership by us shall terminate immediately.

        For purposes of the omnibus agreement, a "change of control" means, with respect to any "applicable person", any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person's assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a "person" or "group" (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, or the "Exchange Act"), other than us or our affiliates with respect to the general partner, being or becoming the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50.0% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

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

        We will also indemnify GasLog Partners for liabilities related to:

  •
  certain defects in title to GasLog Partners' initial fleet and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the Partnership's business, which liabilities arise within three years after the closing of the Partnership's IPO; and

  •
  certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold.

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

        Notwithstanding these restrictions, Mr. Livanos is permitted to engage in the following activities:

  •
  passive ownership (a) of minority interests in any business that is not primarily engaged in owning, operating or managing LNG vessels or (b) constituting less than 5.0% of any publicly listed company; and

  •
  non-passive participation in a business that acquires an interest in the ownership, operation or management of LNG vessels, provided that as promptly as reasonably practicable either (A) the business enters into an agreement to dispose of such competitive activity and such disposition is completed within a reasonable time, or (B) Mr. Livanos's participation in such business is changed so as to satisfy the exception for passive ownership of minority interests in a business that is not primarily engaged in a competitive activity.

        The restrictions described above do not apply to transactions by independent fund managers not acting under the direction or control of Mr. Livanos or Blenheim Holdings.

        As noted above, Mr. Livanos and Blenheim Holdings are permitted under the terms of the restrictive covenant agreement to dispose of our common shares in the following circumstances:

  •
  pursuant to any transfer by Blenheim Holdings to its shareholders (including any division of the ownership interests in Blenheim Holdings of Mr. Livanos), provided that the transferee or transferees agree to be bound by the share transfer restrictions of the restrictive covenant agreement;

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

        For purposes of the restrictive covenant agreement, a "change of control" means Mr. Livanos and Blenheim Holdings cease to beneficially own, in the aggregate, at least 38.0% of the issued and outstanding share capital of the Company. The share transfer restrictions described above will terminate as to any person that ceases to beneficially own, or does not beneficially own, at least 20.0% of our issued and outstanding share capital.

Registration Rights Agreement

        On April 4, 2012, we entered into a registration rights agreement with certain of our shareholders, pursuant to which we granted such shareholders and their transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they will be a party, to require us to register under the Securities Act of 1933, as amended, our common shares held by those persons. Under the registration rights agreement, certain of our shareholders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. While these demand registration rights are subject to certain timing and other restrictions, there is no limit on the number of times a shareholder may exercise such rights. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. In March 2014, in response to a Demand Registration Request (as defined in the Registration Rights Agreement), the Company filed a Registration Statement on Form F-3 registering the common shares entitled to registration rights in addition to other common shares held by the Company's directors and officers.

Subscription Agreements

        On January 16, 2014, we entered into subscription agreements with certain of our directors and officers for a concurrent private placement of 2,317,460 common shares at a price of $15.75 per share.

Indemnification Agreements

        We have entered into indemnification agreements with our directors and officers which provide, among other things, that we will indemnify our directors and officers, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, settlements and fees that they may be required to pay in actions or proceedings to which they are or may be made a party by reason of such person's position as a director, officer, employee or other agent of the Company, subject to, and to the maximum extent permitted by, applicable law.

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

Egypt LNG

        We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of Shell. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2017 to December 31, 2017, we received a total of approximately $0.8 million in revenues from Egypt LNG in respect of our vessel management services.

Consulting Services Agreements

        GasLog entered into a consulting agreement with Unisea Maritime Ltd. ("Unisea"), an entity controlled by the Livanos family, in consideration of the consulting services performed by Unisea in respect of the sale and leaseback transaction for the Methane Julia Louise. Under the terms of the consulting agreement, GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (in line with the Company's policies). The brokerage commission fee was paid in advance for the full 20-year period of the bareboat charter, discounted to the date of the agreement at an annual discount rate of 7.5%.

        GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M, an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog's shareholding in Gastrade. GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2017 in the sum of $100,000 and an ongoing consultancy arrangement fee of $12,000 per month for a minimum of 12 days per month, terminable upon notice by GasLog.

Other Transactions

        For a description of additional related party transactions, see Note 20 to our consolidated financial statements included elsewhere in this annual report.

Procedures for Review and Approval of Related Party Transactions

        Related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company's directors, executive officers or significant shareholders, or any members of their immediate families or entities controlled by them, have a direct or indirect interest, will be subject to review and approval or ratification by our audit and risk committee in accordance with the Related Party Transaction Policy adopted by such committee.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" below.

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

Preference Shares Dividend Requirements

        Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.546875 per share on, January 3, 2017, April 3, 2017, July 3, 2017, October 2, 2017 and January 2, 2018. Our Preference Shares dividend payment obligations impact our future liquidity needs.

Common Shares Dividend Policy

        We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares as follows:

Date	Dividend per Share
March 25, 2013	$0.11
June 11, 2013	$0.11
September 13, 2013	$0.11
December 9, 2013	$0.12
March 25, 2014	$0.12
June 11, 2014	$0.12
September 8, 2014	$0.12
December 5, 2014	$0.14
March 13, 2015	$0.14
May 21, 2015	$0.14
August 20, 2015	$0.14
November 19, 2015	$0.14
March 17, 2016	$0.14
May 26, 2016	$0.14
August 25, 2016	$0.14
November 24, 2016	$0.14
March 16, 2017	$0.14
May 25, 2017	$0.14
August 24, 2017	$0.14
November 22, 2017	$0.14

        As our fleet expands, we will evaluate changes to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. The declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. In addition, certain of our credit facilities impose limitations on our ability to pay dividends. Our board of directors will determine the timing and amount of all dividend payments based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business" for a discussion of risks related to our ability to pay dividends.

        Set out below is a table showing the dividends declared on our common shares in 2012, 2013, 2014, 2015, 2016 and 2017 and on our Preference Shares in 2015, 2016 and 2017.

	Year ended December 31,
	2012	2013	2014	2015	2016	2017	Total
					(Expressed in millions of U.S. dollars)
Common share dividend declared	$6.9	$28.3	$39.8	$45.1	$45.1	$45.1	$210.3
Preference share dividend declared	—	—	—	$7.4	$10.1	$10.1	$27.6

B. Significant Changes

        See "Item 18. Financial Statements—Note 29. Subsequent Events" below.

ITEM 9.    THE OFFER AND LISTING

Trading on the New York Stock Exchange

        Since our IPO in the United States in 2012, our common shares have been listed on the NYSE under the symbol "GLOG". The following table shows the high and low closing sales prices for our common shares during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2013	$17.41	$11.93
Year ended December 31, 2014	31.89	15.95
Year ended December 31, 2015	23.41	7.46
Year ended December 31, 2016	17.05	5.78
Year ended December 31, 2017	22.30	12.95
First Quarter 2016	11.96	5.78
Second Quarter 2016	14.00	9.17
Third Quarter 2016	14.84	12.47
Fourth Quarter 2016	17.05	14.35
First Quarter 2017	17.50	14.30
Second Quarter 2017	15.55	12.95
Third Quarter 2017	18.25	15.55
Fourth Quarter 2017	22.30	16.40
First Quarter 2018 (January 1, 2018 to February 26, 2018)	22.25	17.00
August 2017	17.90	15.90
September 2017	17.45	16.25
October 2017	17.80	16.40
November 2017	18.95	17.10
December 2017	22.30	17.80
January 2018.	22.25	20.20
February 2018 (February 1, 2018 to February 26, 2018)	20.35	17.00

        Our Preference Shares have been trading on the New York Stock Exchange under the symbol "GLOG PR A" since March 31, 2015. The following table shows the high and low closing sales prices for our Preference Shares during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2015 (March 31, 2015 to December 31, 2015)	$26.10	$18.38
Year ended December 31, 2016.	26.61	13.75
Year ended December 31, 2017.	27.10	24.77
First Quarter 2016	22.70	13.75
Second Quarter 2016	24.64	22.21
Third Quarter 2016	25.93	24.18
Fourth Quarter 2016	26.61	24.93
First Quarter 2017	26.20	24.77
Second Quarter 2017	26.25	25.47
Third Quarter 2017	26.78	25.72
Fourth Quarter 2017	27.10	26.10
First Quarter 2018 (January 1, 2018 to February 26, 2018)	27.20	25.75
August 2017	26.49	25.95
September 2017	26.78	26.17
October 2017	26.25	26.14
November 2017	26.59	26.10
December 2017	27.10	26.24
January 2018.	27.20	26.14
February 2018 (February 1, 2018 to February 26, 2018)	26.68	25.75

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

        Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2017, the share capital consisted of 80,717,885 issued and outstanding common shares, par value $0.01 per share, 275,241 treasury shares and 4,600,000 issued and outstanding Preference Shares.

        Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

B. Memorandum of Association

        We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We were incorporated on July 16, 2003 under the name Gaslog Ltd. We effected a change of name from "Gaslog Ltd." to "GasLog Ltd." on August 23, 2011 in compliance with the Companies Act. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

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

Preference Shares

        Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Of the Company's 500 million authorised shares, 4.6 million have been designated 8.75% Series A Cumulative Redeemable Perpetual Preference Shares.

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

Transfer of Shares

        Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our board of directors shall reasonably require. In addition, our board of directors may refuse to register the transfer of a share unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

        We are required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10.0% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but an unintentional failure notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the Chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95.0% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is one or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50.0% of all issued and outstanding common shares. General meetings can be convened at a location in or outside of Bermuda. Our bye-laws provide that our board of directors may, but is not required to, make arrangements permitting shareholders to participate in general meetings by such telephonic, electronic or other communications facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

Access to Books and Records and Dissemination of Information

        Members of the general public have a right to inspect public documents of the Company available at the office of the Registrar of Companies in Bermuda. These documents include the Company's memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. Our shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings and the Company's audited financial statements, which must be presented to the annual general meeting. The Company's register of members is also open to inspection by shareholders and by members of the general public without charge. The register of members is required under Bermuda law to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). The Company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. The Company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

        A director may be removed by the shareholders, provided notice of the shareholders' meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal.

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

        The remuneration of our directors is determined by the board of directors, and there is no requirement that a specified number or percentage of "independent" directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Director Conflicts of Interest

        Any conflict of interest question involving one or more of the Company's directors will be resolved by the audit and risk committee of the board of directors.

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

        Bermuda law prohibits any director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20.0% of the capital or loan debt) from borrowing from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme) unless shareholders holding 90.0% of the total voting rights have consented to the loan.

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

        We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain directors' and officers' liability insurance for such purpose. We have also entered into indemnification agreements with our directors and officers. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions".

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

        Under Bermuda law, the holders of an aggregate of not less than 20.0% in par value of a company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations, Mergers and Business Combinations

        The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75.0% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation must only be approved by the affirmative votes of a majority of the votes attaching to all issued and outstanding shares entitling the shareholder to vote on such resolutions.

        Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders' meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

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

Untraced Shareholders

        Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder's new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no exchange control restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or our Preference Shares.

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

  (a)
  Registration Rights Agreement among GasLog Ltd. and the shareholders named therein, dated as of April 4, 2012; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement".

  (b)
  Facility Agreement dated December 23, 2011, relating to a $435,000,000 loan facility among GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as borrowers, DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, the financial institutions listed in Schedule 1 thereto as hedging providers and DnB Bank ASA as bookrunner, agent and security agent; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (c)
  Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011; please see "Item 4. Information on the Company—B. Business Overview—Ship Time Charters".

  (d)
  Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space and Related Arrangements".

  (e)
  Form of Indemnification Agreement for the Company's directors and certain officers; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements".

  (f)
  Restrictive Covenant Agreement among GasLog Ltd., Peter G. Livanos and Blenheim Holdings Ltd., dated April 4, 2012; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreement".

  (g)
  GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans".

  (h)
  Facility Agreement for up to $450,000,000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (i)
  Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (j)
  Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate

    and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (k)
  Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (l)
  Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (m)
  Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (n)
  Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (o)
  Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

        Under Bermuda law, "exempted" companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, we may not, without a license or consent granted by the Minister of Finance, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda.

E. Tax Considerations

Bermuda Tax Considerations

        The following discussion summarizes the material Bermuda tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our shares. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance's assurance, we cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

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

  U.S. Taxation of Shipping Income

        Subject to the discussion of "effectively connected" income below, unless we are exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code, we will be subject to U.S. Federal income tax under the rules of Section 887 of the Code, which imposes on us a 4% U.S. income tax in respect of our U.S. source gross transportation income (without the allowance for deductions).

        For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. income tax.

        For this purpose, "shipping income" means income that is derived from:

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

        Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. Federal income tax on our U.S. source gross transportation income if:

  (i)
  we are organized in a foreign country (the "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

  (ii)
  either

  (a)
  more than 50% of the value of our shares is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the "50% Ownership Test"), or

  (b)
  our shares are "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an equivalent exemption to U.S. corporations, or in the United States (the "Publicly-Traded Test").

        We are currently not entitled to this exemption under Section 883 for any tax year. As a result, we are subject to the 4% U.S. Federal income tax under Section 887 on our U.S. source gross transportation income (subject to the discussion of "effectively connected income" below). For 2017, the U.S. source gross transportation tax was $0.7 million.

        Because we are unable to qualify for the exemption under Section 883, our U.S. source gross transportation income in future years that is considered to be "effectively connected" with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rate of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

        In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at a rate of up to 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

Taxation of United States Holders

        You are a "U.S. holder" if you are a beneficial owner of our common shares or Preference Shares and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. Federal income tax purposes.

        If a partnership holds our common shares or Preference Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares or Preference Shares, you should consult your tax advisor.

  Distributions on Our Common Shares and Preference Shares

        Subject to the discussion of "passive foreign investment companies", or "PFICs", below, any distributions with respect to our common shares or Preference Shares that you receive from us generally will constitute dividends to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common shares or Preference Shares (on a dollar-for-dollar basis) and thereafter as capital gain.

        Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

        Dividends paid with respect to our common shares or Preference Shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

        If you are an individual, trust or estate, dividends you receive from us should be treated as "qualified dividend income" taxed at a maximum preferential rate of 15% or 20%, depending on the income level of the individual, provided that:

  (i)
  our common shares or Preference Shares are readily tradable on an established securities market in the United States (such as the NYSE);

  (ii)
  we are not a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (see the discussion below under "—PFIC Status and Significant Tax Consequences");

  (iii)
  you own our common shares or Preference Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares or Preference Shares become ex-dividend;

  (iv)
  you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

  (v)
  certain other conditions are met.

        Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common shares (5% in the case of Preference Shares). If we pay an extraordinary dividend on our common shares or Preference Shares that is treated as "qualified dividend income" and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common shares or Preference Shares will be treated as long-term capital loss to the extent of such dividend.

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

  Unearned Income Medicare Contribution Tax

        Each U.S. holder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder's "net investment income" for the relevant tax year, and (ii) the excess of such U.S. holder's modified adjusted gross income for the tax year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares or Preference Shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares or Preference Shares.

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

  Taxation of U.S. Holders Making a Timely QEF Election

        If we were a PFIC and if you make a timely election to treat us as a "Qualifying Electing Fund" for U.S. tax purposes (a "QEF Election"), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our tax year that ends with or within your tax year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above under "Taxation of United States Holders—Distributions on Our Common Shares and Preference Shares"). Your adjusted tax basis in our common shares or Preference Shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares or Preference Shares and would not be taxed again once distributed. You generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares or Preference Shares. Even if you make a QEF Election for one of our tax years, if we were a PFIC for a prior tax year during which you held our common shares or Preference Shares and for which you did not make a timely QEF Election, you would also be subject to a more adverse regime described below under "—Taxation of U.S. Holders That Make No Election".

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

  Taxation of U.S. Holders Making a Timely "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any tax year and, as we believe, our common shares or Preference Shares are treated as "marketable stock", you would be allowed to make a "mark-to-market" election with respect to our common shares or Preference Shares, provided you complete and file IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each tax year the excess, if any, of the fair market value of our common shares or Preference Shares at the end of the tax year over your adjusted tax basis in our common shares or Preference Shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares or Preference Shares over its fair market value at the end of the tax year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common shares or Preference Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares or Preference Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares or Preference Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

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

U.S. Federal Income Taxation of Non-U.S. Holders

        You are a "non-U.S. holder" if you are a beneficial owner of our common shares or Preference Shares (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There has been no material default in the payment of principal, interest, sinking or purchase fund installments or any other material default relating to the Group's debt. There have been no arrears in payment of dividends on, or material delinquency with respect to, any class of preference shares of the Group.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2017. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

B. Management's Annual Report on Internal Control Over Financial Reporting

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

        The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Ltd and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 28, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

        The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

London, United Kingdom

February 28, 2018

D. Changes in Internal Control over Financial Reporting

        During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

        David P. Conner and Donald J. Kintzer, whose biographical details are included in "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management", each qualifies as an "audit committee financial expert". Our board of directors has affirmatively determined that Mr. Conner and Mr. Kintzer meet the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2017.

        We have also adopted a Trading Policy that generally prohibits directors, officers, employees, controlling shareholders and their respective related parties ("Covered Persons") from trading in securities of the Company while in possession of material non-public information regarding the Company, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with GasLog. The Trading Policy also imposes certain pre-clearance requirements and quarterly blackout periods. In addition, among other things, the Trading Policy generally prohibits Covered Persons from (i) trading in equity securities of the Company on a short-term basis, (ii) purchasing securities of the Company on margin, (iii) purchasing or selling derivatives related to securities of the Company (except for certain "permitted hedging derivatives", which the Trading Policy defines as any derivative transaction to (x) hedge a position in Company securities held by the relevant Covered Person for more than 12 months, (y) with respect to the number of Company securities less than or equal to the amount such Covered Person could sell at such time in compliance with Rule 144 under the Securities Act of 1933, as amended, and (z) otherwise in compliance with the terms of the Trading Policy) and (iv) selling Company securities short (other than short sales effected by an independent financial institution that is party to a permitted hedging derivative, in accordance with its own standard practices and procedures, for the purpose of hedging its own position as a party to, or facilitating the entry by a Covered Person into, such permitted hedging derivative).

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2016 and December 31, 2017.

        The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2016 and 2017, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2016	2017
	(Expressed in millions of U.S. Dollars)
Audit fees	$1.5	$2.0

Total fees.	$1.5	$2.0

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

        Included in the audit fees for 2016 are fees of $0.1 million related to the Partnership's equity offering completed in August 2016. Included in the audit fees for 2017 are fees of $0.2 million related to the Partnership's public offerings completed in 2017, $0.1 million related to the Partnership's shelf registration statement filed in September 2017 and $0.1 million related to the issuance of the 8.875% Senior Notes.

Tax Fees

        No tax fees were billed by our principal accountant in 2016 and 2017.

Audit-Related Fees

        No audit-related fees were billed by our principal accountant in 2016 and 2017.

All Other Fees

        No other fees were billed by our principal accountant in 2016 and 2017.

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

        None.

ITEM 16.F.    CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

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

Independence of Directors

        The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Bermuda law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. Accordingly, our board of directors is not required to be and is not comprised of a majority of independent directors. However, our board of directors has determined that half of our directors, specifically David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer and Anthony S. Papadimitriou satisfy the independence standards established by the NYSE as applicable to us.

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

        Reference is made to pages F-1 through F-73 included herein by reference.

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
4.5	Form of Indemnification Agreement for the Company's directors and certain officers(5)
4.6	Form of Restrictive Covenant Agreement(1)
4.7	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(3)
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
4.9	Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(4)

Exhibit No.	Description
4.10	Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.(5)*
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
8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Financial Officer

Exhibit No.	Description
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Alastair Maxwell, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

(1)
Previously filed as an exhibit to GasLog Ltd.'s Registration Statement on Form F-1 (File No. 333-179034), declared effective by the SEC on March 29, 2012, and hereby incorporated by reference to such Registration Statement.

(2)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on May 24, 2013, and hereby incorporated by reference to such Report.

(3)
Previously filed as an exhibit to GasLog Ltd.'s Registration Statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.

(4)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 17, 2015, and hereby incorporated by reference to such Report.

(5)
Previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (file No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.

(6)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016 and hereby incorporated by reference to such Report.

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

Dated: February 28, 2018

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

February 28, 2018

We have served as the Company's auditor since 2014.

GasLog Ltd. and its Subsidiaries
Consolidated statements of financial position
As of December 31, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2016	December 31, 2017
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	6,265	20,800
Deferred financing costs		12,045	17,519
Other non-current assets	10	1,824	428
Derivative financial instruments	25	7,856	16,012
Tangible fixed assets	6	3,889,047	3,772,566
Vessels under construction	6	96,356	166,655
Vessel held under finance lease	6	222,004	214,329

Total non-current assets		4,244,908	4,217,820

Current assets
Trade and other receivables	9	9,256	10,706
Dividends receivable and other amounts due from related parties	20	3,065	8,666
Derivative financial instruments	25	82	2,199
Inventories		8,461	6,839
Prepayments and other current assets		4,326	4,569
Short-term investments		18,000	—
Restricted cash		42	—
Cash and cash equivalents	8	227,024	384,092

Total current assets		270,256	417,071

Total assets		4,515,164	4,634,891

Equity and liabilities
Equity
Preference Shares	11	46	46
Share capital	11	810	810
Contributed surplus	11	966,974	911,766
Reserves	12	10,160	18,347
Treasury shares	11	(10,861)	(6,960)
Accumulated deficit		(21,486)	(5,980)

Equity attributable to owners of the Group		945,643	918,029
Non-controlling interests	4	564,039	845,105

Total equity		1,509,682	1,763,134

Current liabilities
Trade accounts payable		7,255	11,526
Ship management creditors	8	841	2,394
Amounts due to related parties	20	105	35
Derivative financial instruments	25	7,854	1,815
Other payables and accruals	14	93,386	93,418
Borrowings, current portion	13	147,448	179,367
Finance lease liability, current portion	7	5,946	6,302

Total current liabilities		262,835	294,857

Non-current liabilities
Derivative financial instruments	25	22,485	—
Borrowings, non-current portion	13	2,504,578	2,368,189
Finance lease liability, non-current portion	7	214,455	207,126
Other non-current liabilities		1,129	1,585

Total non-current liabilities		2,742,647	2,576,900

Total equity and liabilities		4,515,164	4,634,891

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of profit or loss
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Note	2015	2016	2017
Revenues		415,078	466,059	525,229
Vessel operating and supervision costs	15	(98,552)	(112,632)	(122,486)
Voyage expenses and commissions	16	(14,290)	(15,184)	(8,150)
Depreciation	6	(106,641)	(122,957)	(137,187)
General and administrative expenses	17	(41,282)	(38,642)	(39,850)

Profit from operations		154,313	176,644	217,556

Financial costs	18	(91,956)	(137,316)	(139,181)
Financial income	18	427	720	2,650
(Loss)/gain on swaps	25	(10,332)	(13,419)	2,025
Share of profit of associate	5	1,216	1,422	1,159

Total other expenses, net		(100,645)	(148,593)	(133,347)

Profit for the year		53,668	28,051	84,209

Attributable to:
Owners of the Group		10,829	(21,486)	15,506
Non-controlling interests		42,839	49,537	68,703

		53,668	28,051	84,209

Earnings/(loss) per share—basic and diluted	28	0.04	(0.39)	0.07

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of comprehensive income or loss
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars)

	Note	2015	2016	2017
Profit for the year		53,668	28,051	84,209
Other comprehensive income:
Items that may not be reclassified subsequently to profit or loss:
Actuarial gain/(loss)		26	(23)	—
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	25	(849)	(6,522)	2,667
Recycled loss of cash flow hedges reclassified to profit or loss	25	1,290	23,514	4,368

Other comprehensive income for the year		467	16,969	7,035

Total comprehensive income for the year		54,135	45,020	91,244

Attributable to:
Owners of the Group		11,296	(4,517)	22,541
Non-controlling interests		42,839	49,537	68,703

		54,135	45,020	91,244

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of changes in equity
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars)

	Share Capital (Note 11)	Preference Shares (Note 11)	Contributed Surplus (Note 11)	Reserves (Note 12)	Treasury shares (Note 11)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non- controlling interests	Total
Balance as of January 1, 2015	810	—	923,470	(12,002)	(12,576)	29,689	929,391	323,646	1,253,037
Net proceeds from issuance of Preference Shares (Note 4)	—	46	110,607	—	—	—	110,653	—	110,653
Net proceeds from GasLog Partners' public offering (Note 4)	—	—	—	—	—	—	—	171,831	171,831
Dividend paid (common and Preference Shares) (Note 12)	—	—	(13,785)	—	—	(38,672)	(52,457)	(32,070)	(84,527)
Share-based compensation, net of accrued dividend (Note 21)	—	—	—	2,791	—	—	2,791	—	2,791
Settlement of share-based compensation	—	—	—	(85)	85	—	—	—	—
Profit for the year	—	—	—	—	—	10,829	10,829	42,839	53,668
Other comprehensive income for the year	—	—	—	467	—	—	467	—	467

Total comprehensive income for the year	—	—	—	467	—	10,829	11,296	42,839	54,135

Balance as of December 31, 2015	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920

Net proceeds from GasLog Partners' public offering (Note 4)	—	—	—	—	—	—	—	52,299	52,299
Dividend paid (common and Preference Shares) (Note 12)	—	—	(53,318)	—	—	(1,846)	(55,164)	(44,043)	(99,207)
Share-based compensation, net of accrued dividend (Note 21)	—	—	—	3,597	—	—	3,597	—	3,597
Settlement of share-based compensation	—	—	—	(1,577)	1,630	—	53	—	53
(Loss)/profit for the year	—	—	—	—	—	(21,486)	(21,486)	49,537	28,051
Other comprehensive income for the year	—	—	—	16,969	—	—	16,969	—	16,969

Total comprehensive income/(loss) for the year	—	—	—	16,969	—	(21,486)	(4,517)	49,537	45,020

Balance as of December 31, 2016	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682

Net proceeds from GasLog Partners' public offerings (Note 4)	—	—	—	—	—	—	—	278,226	278,226
Dividend paid (common and Preference Shares) (Note 12)	—	—	(55,208)	—	—	—	(55,208)	(65,863)	(121,071)
Share-based compensation, net of accrued dividend (Note 21)	—	—	—	4,104	—	—	4,104	—	4,104
Settlement of share-based compensation	—	—	—	(2,952)	3,901	—	949	—	949
Profit for the year	—	—	—	—	—	15,506	15,506	68,703	84,209
Other comprehensive income for the year	—	—	—	7,035	—	—	7,035	—	7,035

Total comprehensive income for the year	—	—	—	7,035	—	15,506	22,541	68,703	91,244

Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of cash flows
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars)

	2015	2016	2017
Cash flows from operating activities:
Profit for the year	53,668	28,051	84,209
Adjustments for:
Depreciation	106,641	122,957	137,187
Share of profit of associate	(1,216)	(1,422)	(1,159)
Financial income	(427)	(720)	(2,650)
Financial costs	91,956	137,316	139,181
Unrealized foreign exchange losses/(gains) on cash and cash equivalents and short-term investments	518	1,020	(772)
Unrealized loss/(gain) on derivative financial instruments held for trading including ineffective portion of cash flow hedges (Note 25)	138	(18,530)	(10,505)
Recycled loss of cash flow hedges reclassified to profit or loss (Note 25)	1,290	23,514	4,368
Non-cash defined benefit obligations	26	(25)	—
Share-based compensation (Note 21)	2,872	3,869	4,565

	255,466	296,030	354,424
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net	(2,054)	4,872	(7,601)
Decrease/(increase) in prepayments and other assets	1,924	(1,807)	(1,465)
(Increase)/decrease in inventories	(1,543)	(1,964)	1,622
(Increase)/decrease in other non-current assets	(23,172)	27,133	1,396
Increase/(decrease) in other non-current liabilities	220	(419)	299
(Increase)/decrease in restricted cash	—	(42)	42
Increase in accounts payable and other current liabilities	9,654	11,517	1,544

Cash provided by operations	240,495	335,320	350,261
Interest paid	(78,916)	(78,788)	(126,631)

Net cash provided by operating activities	161,579	256,532	223,630

Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(728,446)	(761,513)	(82,352)
Dividends received from associate	1,675	1,413	1,315
Return of contributed capital from associate (Note 5)	—	137	59
Other investments	(55)	—	(14,125)
Purchase of short-term investments	(74,592)	(19,500)	(37,244)
Maturity of short-term investments	97,007	7,500	55,244
Financial income received	359	721	2,504

Net cash used in investing activities	(704,052)	(771,242)	(74,599)

Cash flows from financing activities:
Proceeds from bank loans and bonds	606,000	2,274,318	280,000
Proceeds from sale and finance leaseback	—	217,000	—
Bank loan and bond repayments	(103,709)	(1,983,576)	(397,008)
Payment of loan and bonds issuance costs	(25,969)	(44,125)	(8,830)
Proceeds from issuance of Preference Shares (net of underwriting discounts and commissions)	111,378	—	—
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)	172,875	52,731	141,395
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	—	—	139,222
Payment of equity raising costs	(1,839)	(442)	(2,032)
Payment for cross currency swaps' termination/modification	—	(31,986)	(20,603)
Payment for NOK bonds repurchase at a premium	—	(2,120)	(1,459)
Payment for interest rate swaps' termination	—	(30,296)	—
Proceeds from entering into interest rate swaps	—	25,465	—
Proceeds from stock options' exercise	—	—	1,223
Dividends paid	(84,527)	(99,207)	(121,071)
(Increase)/decrease in restricted cash	(39,892)	62,718	—
Payments for vessel held under finance lease	—	(714)	—
Payments for finance lease liability	—	—	(3,572)

Net cash provided by financing activities	634,317	439,766	7,265

Effects of exchange rate changes on cash and cash equivalents	(830)	(1,020)	772
Increase/(decrease) in cash and cash equivalents	91,014	(75,964)	157,068
Cash and cash equivalents, beginning of the year	211,974	302,988	227,024

Cash and cash equivalents, end of the year	302,988	227,024	384,092

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year (Note 26)	12,576	2,038	3,016
Equity raising costs included in liabilities at the end of the year (Note 26)	59	5	364
Loan issuance costs included in liabilities at the end of the year (Note 26)	247	—	1,526
Receivables from stock options' exercise included in assets at the end of the year	—	108	—

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

        GasLog Ltd. ("GasLog") was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the "Group") are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas ("LNG") market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group's operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog's chairman, Peter G. Livanos, is GasLog's largest shareholder through his ownership of Ceres Shipping Ltd. ("Ceres Shipping"), which controls Blenheim Holdings Ltd. As of December 31, 2017, entities controlled by members of the Livanos family, including GasLog's chairman, are deemed to beneficially own approximately 40.12% of GasLog's issued and outstanding common shares. As a result of his ownership of GasLog's common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog's shareholders are entitled to vote.

        On May 12, 2014, GasLog Partners LP ("GasLog Partners" or the "Partnership"), a subsidiary of GasLog, completed its initial public offering (the "GasLog Partners' IPO") with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in net proceeds of $186,029 and representing a 48.2% ownership interest. Concurrently with the GasLog Partners' IPO, the Partnership acquired from GasLog a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights ("IDRs") that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the "general partner"), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695 of cash consideration paid directly to GasLog from the GasLog Partners' IPO proceeds.

        Since GasLog Partners' IPO, the Partnership acquired 100% of the ownership interests in the following GasLog subsidiaries that own the vessels listed below:

Date Acquisition Completed	Subsidiaries Acquired	Vessels Purchased	Aggregate Purchase Price
September 29, 2014	GAS-sixteen Ltd. and GAS-seventeen Ltd.	Methane Rita Andrea and Methane Jane Elizabeth	$328,000
July 1, 2015	GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	$483,000
November 1, 2016	GAS-seven Ltd.	GasLog Seattle	$189,000
May 3, 2017	GAS-eleven Ltd.	GasLog Greece	$219,000
July 3, 2017	GAS-thirteen Ltd.	GasLog Geneva	$211,000
October 20, 2017	GAS-eight Ltd.	Solaris	$185,900

        As of December 31, 2017, GasLog holds a 25.9% interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements.

        The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2017 the Group's structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company(2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213(4)	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q3 2019(1)
GAS-thirty Ltd.	Bermuda	December 2017	Dormant	—	—	—
GAS-thirty one Ltd.	Bermuda	December 2017	Dormant	—	—	—
GAS-thirty two Ltd.	Bermuda	December 2017	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
25.9% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
20% interest associate:
Gastrade S.A. ("Gastrade")	Greece	June 2010	Service company	—	—	—
33.33% joint venture:
The Cool Pool Limited (the "Cool Pool")(3)	Marshall Islands	September 2015	Service company	—	—	—

(1)
For newbuildings, expected delivery quarters are presented.

(2)
On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co., Ltd. ("Mitsui"). Refer to Note 7.

(3)
On October 1, 2015, GasLog Carriers, Dynagas Ltd. ("Dynagas") and Golar LNG Ltd. ("Golar") ("Pool Owners") and the Cool Pool Limited signed an LNG carrier pooling agreement (the "LNG Carrier Pool" or "Pool Agreement") to market their vessels, which are currently operating in the LNG shipping spot market.

As of December 31, 2017, the LNG Carrier Pool—named the "Cool Pool"—consists of 19 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric ("TFDE") propulsion technology. The participation of the Pool Owners' vessels in the Cool Pool is as follows: Dynagas: three vessels; GasLog: five vessels; and Golar: eleven vessels. Each vessel owner continues to be fully responsible for the manning and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company named "The Cool Pool Limited" or the "Pool Manager", was incorporated in September 2015 acting as an agent.

(4)
Refer to Note 29.

        All entities in the Group have a December 31st year end. During 2017, the Group employed an average of 184 employees (2016: 173 and 2015: 158).

        GasLog's common shares are traded on the New York Stock Exchange ("NYSE") under the ticker symbol "GLOG". GasLog's 8.75% Series A Cumulative Redeemable Perpetual Preference Shares ("Preference Shares") are traded on the NYSE under the ticker symbol "GLOG PR A".

2. Significant Accounting Policies

Statement of compliance

        The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the "IFRS") as issued by the International Accounting Standards Board (the "IASB").

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

Going concern

        In considering going concern management has reviewed the Group's future cash requirements, covenant compliance and earnings projections. Management anticipates that the Group's primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional equity. Management believes that these

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

        The financial statements are expressed in U.S. dollars ("USD"), which is the functional currency of the Group's subsidiaries because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group's most significant assets and liabilities are paid for and settled in USD.

        On February 26, 2018, the financial statements were authorized on behalf of GasLog's board of directors for issuance and filing.

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

        The other investors in subsidiaries in which the Group has less than 100% interest hold a non-controlling interest in the net assets of these subsidiaries. Non-controlling interest is stated at the non-controlling interest's proportion of the net assets of the subsidiaries where the Group has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest's share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in the non-controlling interest having a deficit balance.

        Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

Goodwill

        Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any), the excess is recognized immediately in the consolidated statement of profit or loss as a bargain purchase gain.

        Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

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

        When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment.

Investment in joint ventures

        A joint arrangement is an arrangement where two or more parties have joint control. Joint control is established by a contractual arrangement that requires unanimous agreement on decisions made on relevant activities. Without the presence of joint control, joint arrangements do not exist.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The arrangement is a joint operation when the contractual agreement provides rights to assets and obligations for liabilities for those parties sharing joint control. The joint arrangement is a joint venture when the agreement grants rights to the arrangement's net assets. The Cool Pool is a joint venture. Interests in joint ventures are accounted for using the equity method (see Investment in associates above), after initially being recognized at cost in the consolidated statement of financial position.

Leases

        Lease income from operating leases of vessels where the Group is a lessor is recognized in profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under "Tangible fixed assets".

        Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Group's incremental borrowing rate. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as finance lease liabilities. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset's useful life or over the shorter of the asset's useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

        Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Deferral and presentation of government grants

        Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to income are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis as costs are incurred over the duration of the specific project.

Accounting for revenues and related operating expenses

        The Group's revenues comprise revenues from time charters for the charter hire of its vessels, gross pool revenues, management fees, project supervision income and other income earned during the period in accordance with existing contracts.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        Revenue from vessel management and vessel construction project supervision contracts is recognized when earned and when it is probable that future economic benefits will flow to the Group and such a benefit can be measured reliably.

        Pool revenues are recognized on a gross basis representing time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenue is recognized on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

        A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

        Time charter hires received in advance are classified as liabilities until the criteria for recognizing the revenue as earned are met.

        Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker's commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents' fees, and extra war risk insurance are paid by the charterer.

Accounting for voyage expenses and commissions

        Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers' consumption represents mainly bunkers consumed during vessels unemployment and off-hire.

        Furthermore, in relation to the vessels participating in the Cool Pool, voyage expenses and commissions include the net allocation from the pool which represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Financial income and costs

        Interest income is recognized on an accrual basis. Dividend income is recognized when the right to receive payment is established.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

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

        Upon completion of the construction, the vessels are presented on the statement of financial position in accordance with the "Tangible fixed assets: Property, plant and equipment" policy as described below.

Tangible fixed assets: Property, plant and equipment

        Tangible fixed assets are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition. The cost of an LNG vessel is split into two components, a "vessel component" and a "dry-docking component". Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management's estimation about the amount that the Group would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

        The LNG vessels are required to undergo dry-docking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The dry-docking component is estimated at the time of a vessel's delivery from

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking subsequent to its acquisition, based on the Group's historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in case of new vessels, and until the next dry-docking for secondhand vessels (which is performed within five years from the vessels' last dry-docking).

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

        The expected useful lives of all long-lived assets are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years
Furniture, computer, software and other office equipment	3 - 5 years
Leasehold improvements	12 years (or remaining term of the lease)

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

Impairment of tangible fixed assets, vessels under construction and vessel held under finance lease

        All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of an asset's fair value less cost of disposal and "value in use". The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while "value in use" is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a separate cash-generating unit. The fair values of the vessels are estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

Inventories

        Inventories represent lubricants on board the vessel and, in the event of a vessel's unemployment, the bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first in, first out basis, and net realizable value.

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

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

  •
  Restricted cash

  Restricted cash comprises cash held that is not available for use by the Group including cash held in blocked accounts in order to comply with the covenants under the Group's credit facilities.

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

  •
  Derivative financial instruments

  The Group enters into a variety of derivative financial instruments to economically hedge its exposure to interest rate and foreign exchange rate risks, including interest rate swaps, cross currency swaps ("CCSs") and forward foreign exchange contracts.

  Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in the consolidated statement of profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statement of profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group.

  The Group's criteria for classifying a derivative instrument in a hedging relationship include: (1) the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is the hedged item in the hedging relationship must be considered highly probable.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

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

  •
  Finance lease liabilities

  Finance lease liabilities are initially measured at the fair value of the leased property or, if lower, the present value of the minimum lease payments—discounted at the interest rate implicit in the lease, if practicable, or else at the entity's incremental borrowing rate—and subsequently measured at amortized cost, using the effective interest rate method. Finance charges in respect of finance leases are recognized in the consolidated statement of profit or loss under "Financial costs".

Segment Information

        The information provided to the Group's chief operating decision maker (the "CODM"), being the Chief Executive Officer, to review the Group's operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Share-based compensation

        Share-based compensation to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 21.

        The fair value determined at the grant date of the equity-settled share-based compensation is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

Critical accounting judgments and key sources of estimation uncertainty

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Group's management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Critical accounting judgments:

        In the process of applying GasLog's accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

        Classification of the non-controlling interests:    The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (31,017,405 units as of December 31, 2017). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

        In reaching a judgment as to whether the non-controlling interests in the Partnership should be classified as liabilities or equity interests, management has considered the wide discretion of the board of directors of the Partnership to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the Partnership's board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

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

        Management estimated residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT. Effective December 31, 2017, following management's annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $873. The estimated residual value of the ships may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. Management might revise its estimate of the residual values of the ships in the future in response to changing market conditions.

        If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life will be adjusted to end at the date such regulations become effective.

        Impairment of vessels:    The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

        Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Group obtains vessel valuations from independent and internationally recognized ship brokers on a semi-annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessel to the higher of the fair value less cost to sell and the value in use.

        The Group's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. The Group's estimates are based on approximate charter free market values for its vessels that have been received from shipbrokers, which are also commonly used and accepted by the Group's lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the current or future market value of the Group's vessels or prices that could be achieved if it were to sell them.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        As of December 31, 2017, the carrying amounts of each of ten vessels were higher than the charter free market values estimated by shipbrokers and the Group concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The assumptions which the Group has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, utilization, dry-docking costs, operating expenses (including management fees), residual values and the discount factor.

        For those vessels operating under long-term time charters, revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization rate of 99.5% based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2017, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), and (iv) estimated future time charter rates, also based on maritime research publications that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2022, the Group used the most recent charter market rates for a 5-year time charter agreement based on available data from maritime research publications which is $52 per day for steam-powered ("Steam") vessels and $67.5 per day for tri-fuel diesel electric ("TFDE") vessels. For the remaining period from January 1, 2023 through the end of each vessel's useful life, the estimated average time charter rates for Steam and TFDE vessels were based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and 5-year historical average 5-year time charter rates based on maritime research publications.

        For vessels operating in the spot market and employed through the Cool Pool, the estimated charter rates and utilization for the first year from the reporting date were based on the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than 1-year time charter contracts (in line with the Cool Pool strategy). The estimated charter rates are also based on existing charter contracts and forecasts generated by the Cool Pool directly, which reflect conditions existing in the LNG current spot market. For the remaining period and through the end of each vessel's useful life, the Group assumes that all vessels are operating under multi-year time charters, as a result of which the revenue assumptions were the same as the forecasted rates used for the remaining vessels of the fleet as discussed above. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group's control, management believes the use of revenue estimates discussed above to be reasonable as of the reporting date. The Group does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel's useful life. In assessing the factors mentioned above

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

for the purposes of determining estimated revenues, the Group has placed particular reliance on available third party maritime research publications and analysis of LNG shipping supply and demand data.

        In addition, the Group used an annual operating expenses escalation factor equal to 1% based on its historical data and performance, as well as expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Group's depreciation policy.

        In the Group's impairment assessment, the weighted average cost of capital ("WACC") used to discount future estimated cash flows to their present values was approximately 8% as of December 31, 2017. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry.

        The value in use for the ten vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        Measurement of share-based compensation:    Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 21.

        The fair value determined at the grant date of the equity-settled share-based compensation is expensed over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

        Impairment of goodwill:    The Group reviews goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing the management company, GasLog LNG Services Ltd., which was acquired by the Group in 2005.

        Determining whether goodwill is impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit(s) and a suitable discount rate in order to calculate present value. Details of the assumptions used in our impairment analysis are set out in Note 3. No impairment loss was recognized for any of the periods presented.

        Fair value of derivative financial instruments:    The Group's risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated statement of profit or loss.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        A substantial majority of the Group's derivative instruments activity relates to the use of interest rate swaps. The fair value of the Group's interest rate swap agreements is the estimated amount that the Group would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Group and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

        The fair value of the Group's interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as the London Interbank Offered Rate ("LIBOR") yield curve and forward foreign exchange rates. While the fair value of the Group's interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact interest and currency swap agreements.

        The fair value of the Group's interest rate and currency swap agreements are also affected by changes in its specific credit risk and counterparties' risk included in the discount factor. The estimate of the Group's credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties' credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

        The LIBOR yield curve and the Group's specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of the Group's interest rate swaps. The Group economically hedges the interest rate exposure on a significant amount of its long-term debt and for long durations. As such, the Group has historically experienced, and expects to continue to experience, material variations in the period-to-period fair value of its derivative instruments.

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

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

arising from financing activities. The amendments are part of the IASB's Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used, the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Group's consolidated financial statements; please refer to Note 26.

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

        In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licenses of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. The Group will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on the Group's consolidated financial statements, other than additional disclosure requirements in the notes to the consolidated financial statements, since the Group has chartered its vessels under time charter agreements and a bareboat agreement, and in this respect, revenue is accounted for under the leases standard.

        In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. The Group applies cash flow hedge accounting on its cross-currency swaps in relation to its NOK denominated bonds (Note 25) (but does not apply hedge accounting on its cash flow interest rate swaps in relation to its floating debt) and management anticipates that the new rules under IFRS 9 on hedge accounting are not expected to have a material impact on the Group's consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ("lessee") and the supplier ("lessor"). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Group's consolidated financial statements, since the changes for lessors are fairly minor.

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Group's consolidated financial statements.

3. Goodwill

        Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed "GasLog LNG Services Ltd." As of December 31, 2017, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group's vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budget for the year ending December 31, 2018, approved by management.

        The key assumptions used in the value-in-use calculations (2018 and beyond) are as follows:

  (i)
  Average inflation of 1.0% per annum;

  (ii)
  A pre-tax discount rate of 12.2% per annum;

  (iii)
  Annual growth rate of 1.0%; and

  (iv)
  1 Euro = USD 1.20.

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

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions

  GasLog's offerings

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

  GasLog Partners' offerings

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

        On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses were $78,197.

        On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Preference Rate Units (the "Partnership's Series A Preference Units") (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $138,804. The Partnership's Series A Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR A". The initial distribution on the Partnership's Series A Preference Units was paid on September 15, 2017.

        On May 16, 2017, GasLog Partners commenced an "at-the-market" common equity offering programme ("ATM Programme"), under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering value of up to $100,000 in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through December 31, 2017, GasLog Partners had issued and received payment for 2,735,405 common units at a weighted average price of $22.97 per common unit for total net proceeds of $61,225. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144,040 and to include UBS Securities LLC as a sales agent.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions (Continued)

        Additionally, on May 16, 2017 the subordination period on the subordinated units of GasLog Partners held by GasLog expired and consequently all 9,822,358 subordinated units of GasLog Partners converted into common units of GasLog Partners on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

        The balance of non-controlling interests as of December 31, 2016 and 2017 is as follows:

Non-controlling interests	2016	2017
As of January 1,	506,246	564,039
Net proceeds from the Partnership's equity offerings	52,299	278,226
Dividend declared and paid	(44,043)	(65,863)
Profit and total comprehensive income allocated to non-controlling interests	49,537	68,703

As of December 31,	564,039	845,105

        The profit allocation to non-controlling interests is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

Allocation of GasLog Partners' profit(*)	2016	2017
Partnership's profit attributable to:
Common unitholders	49,886	76,347
Subordinated unitholders	21,048	5,085
General partner	1,545	1,728
IDRs	4,791	3,208
Paid and accrued preference equity distributions	—	7,749

Total	77,270	94,117

Partnership's profit allocated to GasLog	27,733	25,414
Partnership's profit allocated to non-controlling interests	49,537	68,703

Total	77,270	94,117

*
Includes profits of GAS-seven Ltd., GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. for the period after their transfers to the Partnership on November 1, 2016, May 3, 2017, July 3, 2017 and October 20, 2017, respectively.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture

        The Group participates in the following associates and joint venture:

		% of ownership interest
	Country of incorporation			Nature of relationship	Measurement method	Principal activity
Name		2016	2017
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	—	20%	Associate	Equity method	Service company
The Cool Pool Limited(3)	Marshall Islands	33.33%	33.33%	Joint venture	Equity method	Service company

(1)
Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.

(2)
Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure.

(3)
The Cool Pool Limited is the commercial manager of the Cool Pool acting as an agent (Note 1).

        Investment in associates and joint venture consist of the following:

	Associates		Joint Venture
	2016	2017	2016	2017
As of January 1,	6,219	6,265	55	—
Additions/(write-offs)	—	14,125	(55)	—
Share of profit of associate	1,422	1,159	—	—
Return of investment from associate	(137)	(59)	—	—
Dividend declared	(1,239)	(690)	—	—

As of December 31,	6,265	20,800	—	—

        The additions of $14,125 relate to the investment in Gastrade. On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture (Continued)

        Summarized financial information in respect of the associates and the joint venture is set out below:

	Associates		Joint Venture
	2016	2017	2016	2017
Current
Total current assets	20,813	16,944	9,695	40,661
Total current liabilities	(12,590)	(12,324)	(9,695)	(40,661)
Non-current
Total non-current assets	123,628	121,158	—	—
Total non-current liabilities	(106,790)	(99,086)	—	—

Net assets	25,061	26,692	—	—

Group's share	6,265	6,673	—	—

	Associates			Joint Venture
	2015	2016	2017	2015	2016	2017
Revenues	18,694	16,636	19,627	8,336	73,348	159,460
Profit for the year	4,863	5,686	4,637	—	—	—
Total comprehensive income for the year	4,863	5,686	4,637	—	—	—

Group's share in profit	1,216	1,422	1,159	—	—	—

Dividend declared	(6,400)	(4,950)	(2,759)	—	—	—

Group's share in dividend	1,600	1,239	690	—	—	—

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

        The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2016	3,619,255	12,315	3,631,570	178,405	—
Additions	5,717	2,260	7,977	742,998	714
Sale and leaseback (Note 7)	(234,650)	—	(234,650)	—	227,809
Transfer from vessels under construction	825,047	—	825,047	(825,047)	—
Fully amortized fixed assets	(2,520)	(74)	(2,594)	—	—

As of December 31, 2016	4,212,849	14,501	4,227,350	96,356	228,523

Additions	7,517	5,514	13,031	70,299	—
Fully amortized fixed assets	(2,500)	(791)	(3,291)	—	—

As of December 31, 2017	4,217,866	19,224	4,237,090	166,655	228,523

Accumulated depreciation
As of January 1, 2016	228,531	2,769	231,300	—	—
Depreciation	115,790	648	116,438	—	6,519
Sale and leaseback (Note 7)	(6,841)	—	(6,841)	—	—
Fully amortized fixed assets	(2,520)	(74)	(2,594)	—	—

As of December 31, 2016	334,960	3,343	338,303	—	6,519

Depreciation	128,355	1,157	129,512	—	7,675
Fully amortized fixed assets	(2,500)	(791)	(3,291)	—	—

As of December 31, 2017	460,815	3,709	464,524	—	14,194

Net book value
As of December 31, 2016	3,877,889	11,158	3,889,047	96,356	222,004

As of December 31, 2017	3,757,051	15,515	3,772,566	166,655	214,329

        Vessels with an aggregate carrying amount of $3,757,051 as of December 31, 2017 (December 31, 2016: $3,877,889) have been pledged as collateral under the terms of the Group's loan agreements (Note 13).

        On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Refer to Note 7.

Vessels under construction

        In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. ("Samsung") for the construction of two LNG carriers

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease (Continued)

(174,000 cbm each). The first vessel, the GasLog Greece, was delivered on March 29, 2016, while the second vessel, the GasLog Glasgow, was delivered on June 30, 2016.

        In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cbm each). The first vessel, the GasLog Geneva, was delivered on September 30, 2016, while the second vessel, the GasLog Gibraltar, was delivered on October 31, 2016.

        In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the first quarter of 2018 and 2019, respectively.

        In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. ("Hyundai") for the construction of two LNG carriers (174,000 cbm each). The first vessel, the GasLog Houston was delivered on January 8, 2018, while the second vessel, the GasLog Hong Kong, is expected to be delivered in March 2018.

        In September 2016, GAS-twenty nine Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the third quarter of 2019.

        On March 21, 2017, GasLog entered into a Heads of Agreement ("HOA") with Samsung for the potential conversion of an existing vessel of the Group. As of December 31, 2017, $3,400 of the cost was paid, in accordance with the payment terms.

        On July 10, 2017, GasLog entered into an agreement with Keppel Shipyard Limited ("Keppel") for the detailed engineering in relation to an FSRU conversion of one vessel. As of December 31, 2017, $4,035 of the cost was paid, in accordance with the payment terms.

        Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2017, the Group has paid to the shipyard $153,116 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel's keel laying, launching and delivery (Note 22(b)).

        The vessels under construction costs as of December 31, 2016 and 2017 are comprised of:

	As of December 31,
	2016	2017
Progress shipyard installments	91,375	153,116
Onsite supervision costs	4,915	10,570
Critical spare parts, equipment and other vessel delivery expenses	66	2,969

Total	96,356	166,655

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

7. Sale and Leaseback

        On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog had a holiday period for the first 210 days, which expired on September 21, 2016. This leaseback meets the definition of a finance lease under IFRS.

        The movements in finance lease liabilities are reported in the following table:

	2016	2017
As of January 1,	—	220,401
Addition	217,000	—
Finance lease charge (Note 18)	9,367	10,875
Payments	(5,966)	(17,848)

As of December 31,	220,401	213,428

Finance lease liability, current portion	5,946	6,302
Finance lease liability, non-current portion	214,455	207,126

Total	220,401	213,428

        Commitments in relation to finance leases are payable as follows:

As of December 31, 2017
Not later than one year	17,849
Later than one year and not later than three years	35,746
Later than three years and not later than five years	35,697
More than five years	235,393

Minimum lease payments	324,685

Future finance charges	(111,257)

Total lease liabilities	213,428

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

7. Sale and Leaseback (Continued)

        The present value of finance lease liabilities is as follows:

As of December 31, 2017
Not later than one year	6,302
Later than one year and not later than three years	15,820
Later than three years and not later than five years	17,451
More than five years	173,855

Total lease liabilities	213,428

8. Cash and Cash Equivalents

        Cash and cash equivalents consist of the following:

	As of December 31,
	2016	2017
Current accounts	167,932	191,773
Time deposits (with original maturities of three months or less)	58,251	189,925
Ship management client accounts	841	2,394

Total	227,024	384,092

        Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

9. Trade and Other Receivables

        An analysis of trade and other receivables is as follows:

	As of December 31,
	2016	2017
Trade receivables	2,265	1,129
VAT receivable	1,305	833
Accrued income	2,253	4,034
Insurance claims	550	1,452
Other receivables	2,883	3,258

Total	9,256	10,706

        As of December 31, 2016 and 2017, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

10. Other Non-Current Assets

        An analysis of other non-current assets is as follows:

	As of December 31,
	2016	2017
Accrued revenue from straight-line revenue	928	—
Various guarantees	412	428
Other long-term assets	484	—

Total	1,824	428

11. Share Capital

        GasLog's authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

        As of December 31, 2017, the share capital consisted of 80,717,885 issued and outstanding common shares, par value $0.01 per share, 275,241 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding (December 31, 2016: 80,561,353 issued and outstanding common shares, par value $0.01 per share, 431,773 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Number of Preference Shares	Share capital	Preference Shares	Contributed surplus	Treasury shares
Outstanding as of January 1, 2015	80,493,126	500,000	—	810	—	923,470	(12,576)
Issuance of Preference Shares (Note 4)	—	—	4,600,000	—	46	110,607	—
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(13,785)	—
Treasury shares distributed for awards vested or exercised in the year	3,373	(3,373)	—	—	—	—	85

Outstanding as of December 31, 2015	80,496,499	496,627	4,600,000	810	46	1,020,292	(12,491)

Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(53,318)	—
Treasury shares distributed for awards vested or exercised in the year	64,854	(64,854)	—	—	—	—	1,630

Outstanding as of December 31, 2016	80,561,353	431,773	4,600,000	810	46	966,974	(10,861)

Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(55,208)	—
Treasury shares distributed for awards vested or exercised in the year	156,532	(156,532)	—	—	—	—	3,901

Outstanding as of December 31, 2017	80,717,885	275,241	4,600,000	810	46	911,766	(6,960)

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves

        The movements in reserves are reported in the following table:

	Hedging	Employee benefits	Share-based compensation reserve	Total reserves
Balance as of January 1, 2015	(24,610)	(108)	12,716	(12,002)
Effective portion of changes in fair value of cash flow hedges	(849)	—	—	(849)
Recycled loss of cash flow hedges reclassified to profit or loss	1,290	—	—	1,290
Share-based compensation, net of accrued dividend	—	—	2,791	2,791
Settlement of share-based compensation	—	—	(85)	(85)
Actuarial gain	—	26	—	26

Balance as of December 31, 2015	(24,169)	(82)	15,422	(8,829)

Effective portion of changes in fair value of cash flow hedges	(6,522)	—	—	(6,522)
Recycled loss of cash flow hedges reclassified to profit or loss	23,514	—	—	23,514
Share-based compensation, net of accrued dividend	—	—	3,597	3,597
Settlement of share-based compensation	—	—	(1,577)	(1,577)
Actuarial loss	—	(23)	—	(23)

Balance as of December 31, 2016	(7,177)	(105)	17,442	10,160

Effective portion of changes in fair value of cash flow hedges	2,667	—	—	2,667
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—	—	4,368
Share-based compensation, net of accrued dividend	—	—	4,104	4,104
Settlement of share-based compensation	—	—	(2,952)	(2,952)

Balance as of December 31, 2017	(142)	(105)	18,594	18,347

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves (Continued)

Dividend distributions

        GasLog's dividend distributions for the years ended December 31, 2015, 2016 and 2017 are presented in the following table:

	Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
	February 26, 2015	Common	$0.14	March 13, 2015	11,270
	May 5, 2015	Common	$0.14	May 21, 2015	11,270
	June 19, 2015	Preference	$0.510417	July 1, 2015	2,347
	August 5, 2015	Common	$0.14	August 20, 2015	11,270
	September 18, 2015	Preference	0.546875	October 1, 2015	2,515
	November 4, 2015	Common	$0.14	November 19, 2015	11,270
	November 17, 2015	Preference	$0.546875	January 4, 2016	2,515

Total					52,457

	February 24, 2016	Common	$0.14	March 17, 2016	11,270
	March 11, 2016	Preference	$0.546875	April 1, 2016	2,515
	May 5, 2016	Common	$0.14	May 26, 2016	11,277
	May 5, 2016	Preference	$0.546875	July 1, 2016	2,516
	August 3, 2016	Common	$0.14	August 25, 2016	11,277
	September 14, 2016	Preference	$0.546875	October 3, 2016	2,516
	November 2, 2016	Common	$0.14	November 24, 2016	11,277
	November 17, 2016	Preference	$0.546875	January 3, 2017	2,516

Total					55,164

	February 16, 2017	Common	$0.14	March 16, 2017	11,278
	March 9, 2017	Preference	$0.546875	April 3, 2017	2,516
	May 4, 2017	Common	$0.14	May 25, 2017	11,287
	May 4, 2017	Preference	$0.546875	July 3, 2017	2,516
	August 2, 2017	Common	$0.14	August 24, 2017	11,288
	September 14, 2017	Preference	$0.546875	October 2, 2017	2,516
	November 1, 2017	Common	$0.14	November 22, 2017	11,291
	November 16, 2017	Preference	$0.546875	January 2, 2018	2,516

Total					55,208

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings

        An analysis of the borrowings is as follows:

	As of December 31,
	2016	2017
Amounts due within one year	156,645	188,167
Less: unamortized deferred loan/bond issuance costs	(9,197)	(8,800)

Borrowings, current portion	147,448	179,367

Amounts due after one year	2,543,357	2,399,849
Plus: unamortized premium(1)	1,304	—
Less: unamortized deferred loan/bond issuance costs	(40,083)	(31,660)

Borrowings, non-current portion	2,504,578	2,368,189

Total	2,652,026	2,547,556

(1)
Refer to "Bonds" disclosed below for details on the premium.

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

        On July 25, 2016, pursuant to the credit agreement entered into by GasLog with a number of international banks to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the "Legacy Facility Refinancing", please refer to (l) below), the outstanding balance under the GAS-one Ltd. credit facility of $115,523 was fully repaid.

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

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

(c)
Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

        On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen, respectively. In connection with the GasLog Partners' IPO on May 12, 2014, the credit facility entered was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog's contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the initial public offering. On November 19, 2014, the outstanding amount of $48,225 under the GAS-five Ltd. credit facility was fully repaid.

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

(e)
DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

        On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement (the "Principal Agreement") for a senior secured credit facility of up to $435,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels. The loan agreement provided for three tranches, to be drawn upon delivery of each newbuilding vessel. On June 24, 2014, GAS-eight Ltd. drew down $143,000 from the loan facility, to partially finance the delivery of the Solaris, on December 10, 2014, GAS-nine Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Saratoga and on April 24, 2015, GAS-ten Ltd. drew down $146,000 from the loan facility to partially finance the delivery of the GasLog Salem.

        On July 25, 2016, pursuant to the Legacy Facility Refinancing (please refer to (l) below), the aggregate outstanding balance under the credit facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. of $398,780 was fully repaid. Also, on July 26, 2016, the bank guarantees issued by BNP Paribas S.A. were terminated.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

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

(g)
Citibank, N. A. London Branch

        On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group plc ("BG Group"), GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. signed a loan agreement of $325,500 with Citibank, N.A. London Branch acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership's acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the facility. The debt of $217,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000 from the proceeds of the follow-on equity offering. The assumed balance of $192,000 was fully repaid on November 19, 2014.

        On May 14, 2014, in connection with the acquisition of the three additional LNG carriers from BG Group, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. signed a loan agreement of $325,500 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two-year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria respectively. In connection with the closing of the Partnership's acquisition of the three entities that own the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria on July 1, 2015, GasLog Partners and GasLog Partners Holdings LLC were added as corporate guarantors in addition to GasLog, for the respective loan facility, replacing a previous guarantor, GasLog Carriers Ltd. The debt of $325,500 was assumed by the Partnership for the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000 of the GAS-twenty one Ltd. tranche on December 29, 2015.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

        On April 5, 2016, pursuant to the credit agreements entered into by GasLog to refinance the debt maturities that were scheduled to become due in 2016 and 2017 (the "Five Vessel Refinancing", please refer to (k) below), the outstanding balances under the GAS-eighteen Ltd. credit facility and the GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. credit facility of $108,500 and $305,500, respectively, were fully repaid.

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

Existing facilities:

(i)
Citibank, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered in a loan agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "GasLog Partners' Credit Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin.

        On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank N.A. loan facility, in which the lenders unanimously approved such changes to the facility agreement as were required to reflect the changes to the charters of three vessels agreed with BG Group on April 21, 2015. The balance outstanding as of December 31, 2017 is $382,500 (December 31, 2016: $405,000) and is repayable in 8 equal quarterly installments of $5,625 each and a final balloon payment of $337,500 payable concurrently with the last quarterly installment in November 2019.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

(j)
Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank

        On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement provides for four tranches of $412,458, $201,094, $206,115 and $491,690. The facility is also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and June 24, 2016, $162,967 were drawn down on each date with respect to the deliveries of the GasLog Greece and the GasLog Glasgow, while on September 26, 2016 and October 25, 2016, $160,697 were drawn down on each date with respect to the deliveries of the GasLog Geneva and the GasLog Gibraltar. The aggregate balance outstanding under the loan facility as of December 31, 2017 was $589,930 (December 31, 2016: $635,783). Amounts drawn bear interest at LIBOR plus a margin. The four vessel-owning entities that made the drawdowns are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2017.

        As of December 31, 2017, commitment, arrangement, coordination, agency, bookrunner and legal fees of $17,519 for obtaining the undrawn portion of the financing (December 31, 2016: $12,045) are classified under Deferred financing costs in the statement of financial position and will be netted off debt on the respective drawdown dates.

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

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

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

        On April 5, 2017, GasLog prepaid $150,000 under the junior tranche facility agreement. The prepayment was applied to the advances as follows: $29,958 applies to Advance A (GAS-eighteen Ltd.), $20,042 applies to Advance B (GAS-nineteen Ltd.), $20,042 applies to Advance C (GAS-twenty Ltd.), $20,042 applies to Advance D (GAS-twenty one Ltd.) and $59,918 applies to Advance E (GAS-twenty seven Ltd.). The prepayment did not result in substantially different terms and was accounted for as a debt modification. Consequently, the unamortized loan fees of $1,016 were amortized based on the revised effective interest rate over the remaining life of each Advance.

        The aggregate balance outstanding under the senior tranche as of December 31, 2017 is $353,170, while under the junior tranche the outstanding balance is $29,750. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

        On December 12, 2017, GasLog issued a notice of prepayment with respect to its relevant subsidiaries for the repayment of the remaining junior tranches totaling $29,750. The amount was repaid on January 5, 2018, resulting in an accelerated amortization as of December 31, 2017 of $213.

(l)
Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V.

        On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into the Legacy Facility Refinancing, a credit agreement to refinance the existing indebtedness on eight of GasLog's on-the-water vessels of up to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

        The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000. On July 25, 2016, the available amount of $950,000 under the term loan facility and $11,641 under the revolving credit facility were drawn to refinance the aggregate existing indebtedness of $959,899 of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. Amounts drawn

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

bear interest at LIBOR plus a margin. The aforementioned refinancing was considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $18,215 were written off to profit or loss for the year ended December 31, 2016. On January 17, 2017, $30,000 was drawn under the revolving credit facility. On July 3, 2017, the full drawn amount of $41,641 under the revolving credit facility was repaid.

        The balance outstanding as of December 31, 2017 of $891,667 under the term loan facility shall be repaid in seven semi-annual installments of $29,167 each and a balloon repayment of $687,500 five years after drawdown. The outstanding balance under the revolving credit facility as of December 31, 2017 was $0, while the available amount of $100,000 can be drawn and repaid at any time until January 2021 and July 2021, respectively. The aforementioned vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2017.

Securities covenants and guarantees

        The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels (excluding the vessels participating in the Cool Pool), including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the GasLog Partners Credit Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the Five Vessel Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, obligations under the Legacy Facility Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Seattle and the Solaris and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, while obligations under the fourth facility are guaranteed by GasLog, the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Greece and the GasLog Geneva and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance (with respect to each individual vessel in the debt financing agreement entered into in October 2015, below 115% of the outstanding principal balance of that vessel for the first two years after each drawdown and below 120% at any time thereafter). The Group was in compliance with the required minimum security coverage as of December 31, 2017.

Bonds

        On June 27, 2013, GasLog issued NOK 500,000 (or $83,206 based on the exchange rate on June 27, 2013) of senior unsecured bonds maturing on June 27, 2018 (the "NOK 2018 Bonds"). On May 2, 2014, GasLog closed a follow-on issue of NOK 500,000 (or $83,612 based on the exchange rate on closing date) of the NOK 2018 Bonds at a premium of $4,180 (based on the exchange rate on

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

closing date). On June 27, 2016, GasLog repurchased and cancelled NOK 588,000 (or $70,677) of the outstanding NOK 2018 Bonds at a price of 103.0% of par value, resulting in a loss of $2,120. Additionally, as a result of the repurchase, the unamortized bond fees and premium of $1,836 were written off to profit or loss for the year ended December 31, 2016. The total outstanding balance of the NOK 2018 Bonds, after the follow-on issue and the partial repurchase amounted to NOK 412,000 (equivalent to $49,522). On June 27, 2017, GasLog completed the repurchase of the outstanding balance of the NOK 2018 Bonds at a price of 103.0% of par value, resulting in a loss of $1,459, for a total consideration of NOK 424,360 ($70,783 at the swapped rate under the associated cross currency swaps). The aforementioned repurchase was considered an extinguishment of the existing NOK 2018 Bonds, and as a result, the unamortized bond fees and premium of $283 (gain) were written off to profit or loss for the year ended December 31, 2017.

        On June 27, 2016, GasLog also completed the issuance of NOK 750,000 (equivalent to $90,150) of new senior unsecured bonds (the "NOK 2021 Bonds") in the Norwegian bond market. The NOK 2021 Bonds mature in May 2021 and have a coupon of 6.9% over three-month NIBOR. The proceeds from the issuance were used to partly refinance GasLog's existing bonds maturing in June 2018, as described above.

        The NOK 2021 Bonds bear interest at NIBOR plus margin. Interest payments are made in arrears on a quarterly basis. GasLog may redeem the NOK 2021 Bonds in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.0% of par plus accrued interest on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.50% of par plus accrued interest on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.0% of par plus accrued interests on redeemed amount.

        The carrying amount under the NOK 2021 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2017 was $89,723 (aggregate carrying amount under the NOK 2018 Bonds and the NOK 2021 Bonds (the "NOK Bonds") as of December 31, 2016: $133,531) while their fair value was $97,416 based on a USD/NOK exchange rate of 0.1213 as of December 31, 2017 (December 31, 2016: $138,741, based on a USD/NOK exchange rate of 0.1159).

        On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of 8.875% senior unsecured notes due in 2022 (the "8.875% Senior Notes") at a public offering price of 100% of the principal amount. The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs as of December 31, 2017 was $245,936.

        Interest payment on the 8.875% Senior Notes is made in arrears on a quarterly basis. GasLog may redeem the 8.875% Senior Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (a) 100% of the principal amount of such notes and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to but excluding the date of redemption), computed using a discount rate equal to the applicable treasury rate plus 50 basis points, plus accrued and unpaid interest thereon to the date of redemption.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Corporate guarantor financial covenants

  GasLog Partners' financial covenants

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

        Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2017.

  GasLog's financial covenants

        GasLog, as corporate guarantor for the loan facilities, the NOK 2021 Bonds and the 8.875% Senior Notes listed above except for the GasLog Partners Credit Facility, is subject to specified financial covenants on a consolidated basis.

        The financial covenants include the following:

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  (ii)
  total indebtedness divided by total assets (total indebtedness plus total equity in the case of the 8.875% Senior Notes) must not exceed 75.0%;

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the respective credit facilities and the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0% (100.0% in relation to the 8.875% Senior Notes);

  (iv)
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $50,000 after the first drawdown (must be not less than the higher of 2.5% of total indebtedness or $35,000 in relation to the 8.875% Senior Notes);

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

  (v)
  GasLog is permitted to pay dividends, provided that the Group holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (not applicable for the NOK 2021 Bonds and the 8.875% Senior Notes); and

  (vi)
  the Group's market value adjusted net worth must at all times be not less than $350,000 ($300,000 in relation to the 8.875% Senior Notes).

        The credit facilities also impose certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facilities, without repaying all of the Group's indebtedness in full, or to allow the Group's largest shareholders to reduce their shareholding in GasLog below specified thresholds.

        GasLog as issuer of the NOK 2021 Bonds is required to comply with the financial covenants (i), (ii), (iii), (iv) and (vi) listed above. Also, under the NOK 2021 Bonds GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2017, 2018, 2019, 2020 and 2021 of $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the trustee of the NOK 2021 Bonds that no event of default is continuing or would result from such Distributions.

        Compliance with the loan financial covenants is required on a semi-annual basis while compliance with the NOK 2021 Bonds and 8.875% Senior Notes covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2017.

Debt Repayment Schedule

        The maturity table below reflects the principal repayments of the loans, the NOK 2021 Bonds and the 8.875% Senior Notes outstanding as of December 31, 2017 based on the repayment schedule of the respective loan facilities (as described above):

As of December 31, 2017
Not later than one year	188,167
Later than one year and not later than three years	631,834
Later than three years and not later than five years	1,407,353
Later than five years	360,662

Total	2,588,016

        The weighted average interest rate for the outstanding loan facilities for the year ended December 31, 2017 was 4.14% (December 31, 2016: 3.54%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 25).

        After excluding the unamortized deferred loan issuance costs the carrying amount of the Group's bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

14. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2016	2017
Social contributions	1,057	1,244
Unearned revenue	37,522	34,926
Accrued legal and professional fees	1,480	1,567
Accrued board of directors' fees	561	577
Accrued employee costs	5,800	5,494
Accrued off-hire	3,765	5,456
Accrued crew costs	6,132	4,027
Accrued purchases	3,553	4,227
Accrued financing cost	—	1,984
Accrued interest	27,165	27,851
Accrued payable to charterers	5,425	4,007
Other accruals	926	2,058

Total	93,386	93,418

        The unearned revenue represents charter hires received in advance in December 2017 relating to the hire period of January 2018, for 15 vessels (December 2016: 16 vessels).

15. Vessel Operating and Supervision Costs

        An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2015	2016	2017
Employee costs	8,771	10,012	10,657
Crew wages	49,254	53,593	61,995
Technical maintenance expenses	20,364	29,520	28,736
Provisions and stores	4,962	5,191	6,367
Insurance expenses	7,407	7,396	7,045
Management fees	375	188	—
Vessels' tax	3,010	1,473	2,312
Other operating expenses	4,409	5,259	5,374

Total	98,552	112,632	122,486

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

16. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2015	2016	2017
Brokers' commissions on revenue	4,678	5,526	6,456
Bunkers' consumption	9,577	4,984	8,948
Adjustment for net pool allocation (Note 20)	35	4,674	(7,254)

Total	14,290	15,184	8,150

        Bunkers' consumption represents mainly bunkers consumed during vessels unemployment and off-hire.

17. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2015	2016	2017
Employee costs	17,276	17,037	18,789
Board of directors' fees	2,439	2,288	2,243
Share-based compensation (Note 21)	2,872	3,869	4,565
Rent and utilities	2,180	2,236	2,256
Travel and accommodation	2,161	2,068	1,990
Legal and professional fees	11,014	6,802	7,445
Foreign exchange differences, net	689	1,241	3
Directors and officers' liability insurance	729	423	382
Other expenses	1,922	2,678	2,177

Total	41,282	38,642	39,850

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

18. Financial Income and Costs

        An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2015	2016	2017
Financial Income
Interest income	427	720	2,650

Total financial income	427	720	2,650

Financial Costs
Amortization and write-off of deferred loan/bond issuance costs and premium	11,355	35,141	12,398
Interest expense on loans and realized loss on cash flow hedges	68,253	76,495	85,813
Interest expense on bonds and realized loss on cross currency swaps	11,331	11,723	27,085
Finance lease charge	—	9,367	10,875
Loss arising on NOK Bonds repurchase at a premium (Note 13)	—	2,120	1,459
Other financial costs	1,017	2,470	1,551

Total financial costs	91,956	137,316	139,181

        During the year ended December 31, 2016, an amount of $23,097 representing the write-off of the unamortized deferred loan and bond issuance costs in connection with the loan and NOK Bond refinancings described in Note 13 is included in Amortization and write-off of deferred loan/bond issuance costs and premium.

19. Contingencies

        Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group's vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

20. Related Party Transactions

        The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and other amounts due from related parties

	As of December 31,
	2016	2017
Dividends receivable from Egypt LNG Shipping Ltd. (Note 5)	750	125
Due from The Cool Pool Limited	1,930	8,186
Other receivables	385	355

Total	3,065	8,666

        The amount due from The Cool Pool Limited represents net revenue invoiced by GasLog which has not yet been collected.

Current Liabilities

	As of December 31,
	2016	2017
Ship management creditors	45	993
Amounts due to related parties	105	35

        Ship management creditors' liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group's management.

        Amounts due to related parties of $35 (December 31, 2016: $105) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

20. Related Party Transactions (Continued)

        The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2015, 2016 and 2017:

	Company	Details	Statement of income account	2015	2016	2017
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	607	211	752
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	704	754	842
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	—	3	1
(c)	Euronav (UK) Agencies Ltd.	Office rent and utilities	General and administrative expenses	646	—	—
(d)	Seres S.A.	Catering services	General and administrative expenses	196	181	281
(d)	Seres S.A.	Consultancy services	General and administrative expenses	42	55	68
(e)	C Transport Maritime S.A.M.	Claims and insurance fee	General and administrative expenses	54	—	—
(f)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	163	323	111
(g)	Ceres Monaco S.A.M.	Professional services	General and administrative expenses	—	—	159
(h)	Blenheim Holdings Ltd.	Professional services	General and administrative expenses	38	—	—
(i)	A.S. Papadimitriou and Partners Law Firm	Professional services	General and administrative expenses	—	73	15
(j)	The Cool Pool Limited	Pool gross revenues	Revenues	2,469	19,789	38,046
(j)	The Cool Pool Limited	Pool gross bunkers	Voyage expenses and commissions	1,838	3,027	8,475
(j)	The Cool Pool Limited	Pool other voyage expenses	Voyage expenses and commissions	20	305	647
(j)	The Cool Pool Limited	Adjustment for net pool allocation	Voyage expenses and commissions	35	4,674	(7,254)

(a)
One of the Group's subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)
Through its subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A.

(c)
Through its subsidiary GasLog Services (UK) Ltd., the Group makes payments to Euronav (UK) Agencies Ltd. ("Euronav UK"), a subsidiary of Euronav NV, whose major shareholder was Mr. Livanos until November 2015, for the use of its office space in London. Euronav UK leases operating space pursuant to a service agreement with a third-party property owner and the Group occupies a portion of the leased space. The Group pays Euronav UK £223 per year for the office space plus a stamp duty, which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In 2016, Euronav UK was no longer a related party of the Group, thus the respective office rent and utilities' expenses recorded in 2016 and 2017 were not included in the above table.

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

(f)
Chartwell Management Inc. is an entity controlled by the Livanos family, which provides travel services to GasLog's directors and officers.

(g)
GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M., an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog's shareholding in Gastrade.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

20. Related Party Transactions (Continued)

  GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2017 in the sum of $100 and an ongoing consultancy arrangement fee of $12 per month for a minimum of 12 days per month, terminable upon notice by GasLog. For the year ended December 31, 2016, the amount of $100 was included in the line "Other non-current assets".

(h)
Blenheim Holdings Ltd. that is controlled by Ceres Shipping (Note 1), requested reimbursement of professional expenses provided in 2015.

(i)
A.S. Papadimitriou and Partners Law Firm, an entity controlled by one of our directors, provided legal services in relation to the legal due diligence process of our investment in Gastrade. In addition to the $15 recognized in profit or loss (December 31, 2016: $73), an amount of $24 was capitalized under "Investment in associates" (December 31, 2016: $56).

(j)
GasLog recognized gross revenues and total voyage expenses of $38,046 and $9,122, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2017 (December 31, 2016: $19,789 and $3,332, respectively). The aforementioned pool results were further adjusted by a net gain of $7,254 (2016: net loss of $4,674) to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.

(k)
In connection with the sale and leaseback of the Methane Julia Louise in February 2016, GasLog entered into a consulting agreement with Unisea Maritime, under the terms of which GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (incurred in line with the Group policies). The brokerage commission fee of $430 was paid in advance for the full 20-year period of the bareboat charter, discounted to the date of the agreement at an annual discount rate of 7.5% and was included under "Vessel held under finance lease".

Compensation of key management personnel

        The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2015	2016	2017
Remuneration	6,627	6,117	7,603
Short-term benefits	94	73	106
Expense recognized in respect of share-based compensation	1,173	1,454	1,821

Total	7,894	7,644	9,530

21. Share-Based Compensation

Omnibus Incentive Compensation Plan

        On May 17, 2013, April 1, 2014, April 1, 2015, April 1, 2016 and April 3, 2017, GasLog granted to executives, managers and certain employees of the Group, Restricted Stock Units ("RSUs") and Stock Appreciation Rights or Stock Options (collectively, the "SARs") in accordance with its 2013 Omnibus Incentive Compensation Plan (the "Plan"). The RSUs vest three years after the grant dates while the SARs vest incrementally with one-third of the SARs vesting on each of the three anniversaries of the grant dates. The compensation cost for the SARs is recognized on an accelerated basis as though each separate vesting portion of the SARs is a separate award. Prior to the exercise date the holders of the awards have no voting rights. In addition, the holders of the awards granted in 2013 and 2014 are not entitled to dividends or other distributions.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Share-Based Compensation (Continued)

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	64,792	May 17, 2013	n/a	n/a	$11.95
SARs	325,943	May 17, 2013	April 29, 2023	$13.26	$2.3753
RSUs	76,251	April 1, 2014	n/a	n/a	$22.58
SARs	286,746	April 1, 2014	March 31, 2024	$24.00	$6.0035
RSUs	88,492	April 1, 2015	n/a	n/a	$19.48
SARs	305,859	April 1, 2015	March 31, 2025	$19.48	$5.6352
RSUs	212,837	April 1, 2016	n/a	n/a	$9.28
SARs	848,981	April 1, 2016	March 31, 2026	$9.28	$2.3263
RSUs	144,142	April 3, 2017	n/a	n/a	$15.55
SARs	448,045	April 3, 2017	April 3, 2027	$15.55	$5.0021

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

Fair value

        The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the Group's initial public offering. The expected dividend is based on management's expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model	2013	2014	2015	2016	2017
Grant date share closing price	$13.26	$24.00	$19.48	$9.28	$15.55
Exercise price	$13.26	$24.00	$19.48	$9.28	$15.55
Expected volatility	29.31%	29.42%	39.3%	47.3%	46.0%
Expected term	6 years	6 years	6 years	6 years	6 years
Risk-free interest rate for the period similar to the expected term	1.08%	2.03%	1.48%	1.37%	1.99%

        In 2013, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $13.26 per share and adjusting for the effect of the expected dividends to which holders of RSUs are not entitled using a risk-free interest rate of 0.4% for the three years until the expiry of the RSUs, which resulted in a fair value of $11.95 per RSU.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Share-Based Compensation (Continued)

        In 2014, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $24.00 per share and adjusting for the effect of the expected dividends to which holders of RSUs are not entitled using a risk-free interest rate of 0.91% for the three years until the expiry of the RSUs which resulted in a fair value of $22.58 per RSU.

        In 2015, 2016 and 2017, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $19.48, $9.28 and $15.55 per share, respectively, and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs

        The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2016	216,968	—	—	1.38	3,986
Granted during the year	212,837	—	—	—	1,975
Vested during the year	(61,028)	—	—	—	(729)
Forfeited during the year	(340)	—	—	—	(7)

Outstanding as of December 31, 2016	368,437	—	—	1.63	5,225

Granted during the year	144,142	—	—	—	2,241
Vested during the year	(72,189)	—	—	—	(1,630)
Forfeited during the year	(14,688)	—	—	—	(200)

Outstanding as of December 31, 2017	425,702	—	—	1.39	5,636

SARs
Outstanding as of January 1, 2016	873,228	18.81	—	8.28	4,056
Granted during the year	848,981	9.28	—	—	1,975
Exercised during the year	(8,115)	13.26	16.15	—	(19)
Forfeited during the year	(392)	19.48	—	—	(2)

Outstanding as of December 31, 2016	1,713,702	14.11	—	8.25	6,010

Granted during the year	448,045	15.55	—	—	2,241
Exercised during the year	(93,265)	11.06	18.69	—	(233)
Forfeited during the year	(37,203)	13.09	—	—	(144)

Outstanding as of December 31, 2017	2,031,279	14.59	—	7.68	7,874

        As of December 31, 2017, 958,322 SARs have vested but not been exercised.

        On April 1, 2015, April 1, 2016 and April 3, 2017, GasLog Partners granted to its executives Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") in accordance with its 2015 Long-Term Incentive Plan (the "GasLog Partners' Plan"). The RCUs and PCUs will vest three

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Share-Based Compensation (Continued)

years after the grant dates subject to the recipients' continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return ("TUR") achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	16,999	April 1, 2015	n/a	$24.12
PCUs	16,999	April 1, 2015	n/a	$24.12
RCUs	24,925	April 1, 2016	n/a	$16.45
PCUs	24,925	April 1, 2016	n/a	$16.45
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85

        In accordance with the terms of the GasLog Partners' Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners' Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value of the RCUs and PCUs granted in 2015, 2016 and 2017 was determined by using the grant date closing price of $24.12, $16.45 and $23.85 per common unit, respectively, and was not further adjusted since the holders are entitled to cash distribution.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Share-Based Compensation (Continued)

Movement in RCUs and PCUs

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the year	24,925	—	410

Outstanding as of December 31, 2016	41,924	1.84	820

Granted during the year	26,097	—	622
Forfeited during the year	(546)	—	(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

PCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the year	24,925	—	410

Outstanding as of December 31, 2016	41,924	1.84	820

Granted during the year	26,097	—	622
Forfeited during the year	(546)	—	(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

        The total expense recognized in respect of share-based compensation for the year ended December 31, 2017 was $4,565 (December 31, 2016: $3,869 and December 31, 2015: $2,872). The total accrued cash distribution as of December 31, 2017 is $814 (December 31, 2016: $353).

22. Commitments

        (a)   On December 31, 2017 the Group had the following commitments as lessee relating to buildings under operating leases:

As of December 31, 2017
Not later than one year	1,298
Later than one year and not later than three years	1,272
Later than three years and not later than five years	609
More than five years	97

Total	3,276

        The rental expense relating to operating leases for the year ended December 31, 2017 was $1,525 (December 31, 2016: $1,527 and December 31, 2015: $1,493).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Commitments (Continued)

        (b)   Commitments relating to the vessels under construction (Note 6) on December 31, 2017 payable to Samsung and Hyundai were as follows:

As of December 31, 2017
Not later than one year	553,812
Later than one year and not later than three years	328,798

Total	882,610

        Also, pursuant to a Heads of Agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited ("MSL"), a subsidiary of Shell, on March 8, 2016, the GasLog entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the event the reliquefaction plants do not meet certain specified performance criteria during operation, GasLog will have a liability to pay a daily compensation amount per vessel which will in whole or in part be met by the liabilities of the manufacturers for failure to meet the specified performance criteria.

        (c)   Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2017 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

As of December 31, 2017
Not later than one year	442,976
Later than one year and not later than three years	662,888
Later than three years and not later than five years	364,510
Later than five years	386,121

Total	1,856,495

        Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2017 (Note 6). For these vessels, the following charter party agreements have been signed:

  •
  In April 2015, GAS-twenty two Ltd., GAS-twenty three Ltd. and GAS-twenty four Ltd. signed time charter agreements with a subsidiary of Royal Dutch Shell plc ("Shell") for the employment of the respective owned vessels for average initial terms of approximately 9.5 years, which were amended to commence between early 2018 and early 2019.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Commitments (Continued)

  •
  In July 2016, GAS-twenty five Ltd. signed a time charter agreement with Total Gas & Power Chartering Limited for the employment of its owned vessel for a period of seven years, commencing in the first quarter of 2018.

  •
  In October 2016, GAS-twenty eight Ltd., signed an agreement with Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc ("Centrica") for its newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. However, in December 2017, GasLog amended the shipbuilding contract for newbuilding Hull No. 2212 such that it becomes the GasLog uncommitted vessel and newbuilding Hull No. 2213 becomes the committed Centrica vessel. The charter will now commence in the second quarter of 2020.

        (d)   In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to some of the Group's vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements, without including additional estimated costs for which no agreement had been signed as of December 31, 2017, are as follows:

As of December 31, 2017
Not later than one year	25,189

Total	25,189

        (e)   Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value $660 have been purchased and paid as of December 31, 2017 and are included in Tangible fixed assets (Note 6). The remaining spares are expected to be acquired before the end of the initial term of the charter party agreements.

        (f)    On November 2, 2015, a letter agreement between GasLog and MSL was signed reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and/or modifications of existing vessels as agreed between the parties. As of December 31, 2017, the outstanding commitment is $1,292.

        (g)   On October 11, 2016, GasLog LNG Services Ltd. entered into an agreement whereby it has access to all long lead items ("LLIs") necessary for the conversion of a GasLog LNG carrier vessel into an FSRU whereby such conversion work would be undertaken by Keppel. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion, or, if the same have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at a discounted price of 85% of the original cost.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Commitments (Continued)

        (h)   On July 10, 2017, GasLog entered into an agreement with Keppel for the detailed engineering in relation to an FSRU conversion of one vessel. Commitment relating to this agreement as of December 31, 2017 is as follows:

As of December 31, 2017
Not later than one year	3,787

Total	3,787

        (i)    On September 27, 2017 (and in addition to the seven existing maintenance agreements signed in 2014 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight GasLog LNG carriers. The agreements cover the renewal of existing maintenance agreements on four GasLog vessels and extend the servicing to four additional LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        (j)    Other Guarantees:

        As of December 31, 2017, GasLog LNG Services Ltd. has provided bank guarantees as follows:

  •
  Up to $500 to third parties relating to the satisfactory performance of its ship management activities;

  •
  Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

23. Financial Risk Management

        The Group's activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group makes use of derivative financial instruments such as interest rate swaps to moderate certain risk exposures.

Market risk

        Interest rate risk:    The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group's results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2017, the Group has economically hedged 53.92% of its variable rate interest exposure relating to its existing loan facilities and the bonds by swapping the variable rate to a fixed rate (December 31, 2016: 37.77%).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Financial Risk Management (Continued)

        The aggregate principal amount of our outstanding floating rate debt as of December 31, 2017 was $1,077,016. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would increase the interest expense on the un-hedged portion of the Group's loans by approximately $1,264 (December 31, 2016: $1,433 and December 31, 2015: $1,315).

        Interest rate sensitivity analysis:    The fair value of the interest rate swaps as of December 31, 2017 was estimated as a net asset of $10,325 (December 31, 2016: net asset of $1,796). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 25) amounting to $0 (December 31, 2016: $4,922 loss and December 31, 2015: $979 loss) was recognized directly in equity.

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2017, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate and cross currency swaps would have amounted to $4,724 (December 31, 2016: $4,526 and December 31, 2015: $3,349). This amount would have affected other comprehensive income by $308 (December 31, 2016: $499 and December 31, 2015: $1,483) and the gain/loss on swaps by $4,416 (December 31, 2016: $4,027 and December 31, 2015: $1,866).

        Other price risk:    The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group's investment in associate. Therefore, management might conclude that impairment is necessary in the future.

        Currency risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group's subsidiaries' functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros ("EUR"). Specifically, for the year ended December 31, 2017, approximately $87,400 of the operating and administrative expenses were denominated in EUR (December 31, 2016: $85,777 and December 31, 2015: $78,131). As of December 31, 2017, approximately $14,743 of the Group's outstanding trade payables and accruals were denominated in EUR (December 31, 2016: $12,799).

        The Group has entered into cross currency swaps (Note 25) to hedge its currency exposure from the NOK 2021 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR and GBP. In addition, management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group's sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group's profit and cash flows during the year ended December 31, 2017 by $8,740, based upon its expenses during the year (December 31, 2016: $8,578 and December 31, 2015: $7,813).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Financial Risk Management (Continued)

Liquidity risk

        Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents and by having available adequate amounts of undrawn credit facilities. The Group is not significantly exposed to liquidity risk resulting from the commitments under the vessel construction contracts as bank facilities have been contracted to meet a significant proportion of the obligations.

        The following tables detail the Group's expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Group's loans at the end of each year presented.

	Weighted average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2016
Trade and other accounts payable		$7,189	—	66	—	—	7,255
Amounts due to related parties		105	—	—	—	—	105
Other payables and accruals*		27,703	26,130	2,031	—	—	55,864
Other non-current liabilities		—	—	—	353	776	1,129
Variable interest loans	3.33%	35,884	21,063	158,831	2,231,522	454,020	2,901,320
NOK Bonds		—	2,233	9,025	164,255	—	175,513
Finance lease liability		1,516	2,885	13,448	71,443	253,240	342,532

Total		$72,397	52,311	183,401	2,467,573	708,036	3,483,718

December 31, 2017
Trade and other accounts payable		$11,392	75	59	—	—	11,526
Amounts due to related parties		35	—	—	—	—	35
Other payables and accruals*		28,087	28,995	1,410	—	—	58,492
Other non-current liabilities		—	—	—	579	1,006	1,585
Variable interest loans	3.70%	67,331	21,152	154,902	1,887,806	400,935	2,532,126
Bonds		—	6,733	22,513	206,427	255,054	490,727
Finance lease liability		1,516	2,885	13,448	71,443	235,393	324,685

Total		$108,361	59,840	192,332	2,166,255	892,388	3,419,176

*
Excludes Unearned revenue as it is not a financial liability.

        The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Financial Risk Management (Continued)

        The following tables detail the Group's expected cash flows for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2016
Interest rate swaps	73	—	5,010	(5,707)	(1,754)	(2,378)
Cross currency swaps	—	348	1,370	23,073	—	24,791
Forward foreign exchange contracts	27	144	(299)	—	—	(128)

Total	100	492	6,081	17,366	(1,754)	22,285

December 31, 2017
Interest rate swaps	20	249	1,343	(12,602)	—	(10,990)
Cross currency swaps	—	117	456	(4,863)	—	(4,290)
Forward foreign exchange contracts	(239)	(473)	(1,492)	—	—	(2,204)

Total	(219)	(107)	307	(17,465)	—	(17,484)

Credit risk

        Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group currently deals primarily with financial institutions and customers with high credit ratings.

	As of December 31,
	2016	2017
Cash and cash equivalents	227,024	384,092
Short-term investments	18,000	—
Trade and other receivables	9,256	10,706
Dividends receivable and other amounts due from related parties	3,065	8,666
Restricted cash	42	—
Derivative financial instruments	7,938	18,211

        For the year ended December 31, 2017, 92.6% of the Group's revenue was earned from Shell. For the year ended December 31, 2016, 94.9% of the Group's revenue was earned from Shell and for the year ended December 31, 2015, 83.1% of the Group's revenue was earned from BG Group and 11.8% from Shell and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group's counterparties. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Financial Risk Management (Continued)

under the existing charter party agreements. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2017. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group's maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group's counterparties.

        The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

24. Capital Risk Management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern, to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders value.

        The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is calculated as follows:

	As of December 31,
	2016	2017
Borrowings, current portion	147,448	179,367
Borrowings, non-current portion	2,504,578	2,368,189
Finance lease liability, current portion	5,946	6,302
Finance lease liability, non-current portion	214,455	207,126

Total debt	2,872,427	2,760,984
Total equity	1,509,682	1,763,134

Total debt and equity	4,382,109	4,524,118

Gearing ratio	65.55%	61.03%

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

25. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2016	2017
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	7,856	11,535
Forward foreign exchange contracts	82	2,123
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	4,553

Total	7,938	18,211

Derivative financial instruments, current assets	82	2,199
Derivative financial instruments, non-current assets	7,856	16,012

Total	7,938	18,211

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2016	2017
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	24,279	605
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,060	1,210

Total	30,339	1,815

Derivative financial instruments, current liability	7,854	1,815
Derivative financial instruments, non-current liability	22,485	—

Total	30,339	1,815

Interest rate swap agreements

        The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group's exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

25. Derivative Financial Instruments (Continued)

Interest rate swaps designated as cash flow hedging instruments

        In July 2016, the Group terminated the interest rate swap agreements associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing (Note 13) paying the fair value on the date of termination. The cumulative loss of $12,953 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016.

        As of December 31, 2016 and 2017, there are no derivative financial instruments qualifying as cash flow hedging instruments for accounting purposes. For the years ended December 31, 2016 and 2015, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $7,550 and a loss of $7,279, respectively, has been recognized in Other comprehensive income. For the years ended December 31, 2016 and 2015, losses of $2,628 and $6,300, respectively, were recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expenses component of the hedge.

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Original Termination Date	Fixed Interest Rate	December 31, 2016	December 31, 2017
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA	July 2016	July 2016	July 2020	1.784%	73,333	73,333
GasLog	DNB Bank ASA	July 2016	July 2016	July 2021	1.729%	73,333	73,333
GasLog	DNB Bank ASA	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank plc	July 2016	July 2016	July 2020	1.896%	33,333	33,333
GasLog	HSBC Bank plc	July 2016	July 2016	July 2021	1.818%	33,333	33,333
GasLog	HSBC Bank plc	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2020	1.905%	66,667	66,667
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2021	1.84%	66,667	66,667
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (publ) ("SEB")	July 2016	July 2016	July 2020	1.928%	50,000	50,000
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog	SEB	July 2016	July 2016	July 2022	1.814%	50,000	50,000
GasLog(1)	HSBC Bank plc	Feb 2017	Feb 2017	Feb 2022	2.005%	—	100,000
GasLog(1)	Nordea Bank Finland	Feb 2017	Feb 2017	Mar 2022	2.0145%	—	100,000
GasLog(1)	ABN Amro Bank NV ("ABN")	Feb 2017	Feb 2017	Mar 2022	2.003%	—	100,000

					Total	870,000	1,170,000

(1)
In February 2017, GasLog entered into new interest rate swap agreements with a notional amount of $300,000 in aggregate, maturing in 2022.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

25. Derivative Financial Instruments (Continued)

        In July 2016, the Group terminated the interest rate swap agreements associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing (Note 13) paying their fair value on that date. During the year ended December 31, 2016, the amount of the cumulative loss from the period that these hedges were effective that was recycled to profit or loss was $4,978 (December 31, 2015: $1,129).

        The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2017 amounted to a net gain of $8,529 (December 31, 2016: $18,448 net gain, December 31, 2015: $149 loss), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on swaps. During the year ended December 31, 2017, the net gain of $8,529 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements

        The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group's exposure to fluctuations deriving from its NOK Bonds.

        The CCSs qualified as cash flow hedging instruments for accounting purposes.

        The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Original Termination Date	Fixed Interest Rate	December 31, 2016	December 31, 2017
GasLog(1)	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	22,965	—
GasLog(1)	SEB	April 2014	May 2014	June 2018	5.99%	22,965	—
GasLog(1)	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	22,965	—
GasLog(2)	DNB Bank ASA	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog(2)	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog(2)	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	30,050	30,050

					Total	159,045	90,150

(1)
On June 27, 2017, GasLog terminated the three CCS agreements by paying their fair value of $20,603 on that date. The cumulative loss of $4,368 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2017.

(2)
On June 20, 2016, in conjunction with the issuance of the NOK 2021 Bonds (Note 13), GasLog entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2021 Bonds.

        On June 27, 2016, GasLog terminated three CCS agreements and decreased the notional amount of the other three CCSs by paying their fair value on that date. The cumulative loss of $5,583 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

25. Derivative Financial Instruments (Continued)

        For the year ended December 31, 2017, the effective portion of changes in the fair value of CCSs amounting to a gain of $7,291 has been recognized in Other comprehensive income (December 31, 2016: $2,559 loss, December 31, 2015: $23,584 loss). For the year ended December 31, 2017, a loss of $398 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2016: $2,446 loss, December 31, 2015: $2,714 loss). Additionally, for the year ended December 31, 2017, a loss of $5,022 was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of December 31, 2017 (December 31, 2016: $1,487 loss, December 31, 2015: $21,000 gain).

Forward foreign exchange contracts

        The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling ("GBP") and EUR. Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated.

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	August 2017	12	January - December 2018	1.3042	£3,600

					Total	£3,600

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	HSBC	June 2017	6	January - June 2018	1.1297	€6,000
GasLog	ABN	June 2017	6	January - June 2018	1.1291	€6,000
GasLog	Nordea	July 2017	6	January - June 2018	1.1817	€4,500
GasLog	SEB	July 2017	6	January - June 2018	1.1816	€4,500
GasLog	Nordea	August 2017	12	January - December 2018	1.1986	€9,000
GasLog	SEB	August 2017	12	January - December 2018	1.1966	€12,000
GasLog	DNB Bank ASA ("DNB")	October 2017	2	January - February 2018	1.1746	€3,990
GasLog	DNB	October 2017	1	April 2018	1.1746	€3,990
GasLog	DNB	October 2017	1	May 2018	1.1746	€1,995
GasLog	DNB	October 2017	1	July 2018	1.1746	€1,995
GasLog	Citibank	November 2017	1	July 2018	1.2023	€2,000
GasLog	Citibank	November 2017	1	August 2018	1.2048	€2,000
GasLog	Citibank	November 2017	1	September 2018	1.2072	€2,000
GasLog	Citibank	November 2017	1	October 2018	1.2099	€2,000
GasLog	Citibank	November 2017	1	November 2018	1.2123	€2,000
GasLog	Citibank	November 2017	1	December 2018	1.2148	€2,000
GasLog	SEB	November 2017	6	January - June 2018	1.19445	€6,000

					Total	€71,970

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

25. Derivative Financial Instruments (Continued)

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2017. The change in the fair value of these contracts for the year ended December 31, 2017 amounted to a net gain of $2,041 (for the year ended December 31, 2016: $82 net gain, December 31, 2015: $0), which was recognized against profit or loss in the period incurred and is included in Loss on swaps.

        An analysis of (Loss)/gain on swaps is as follows:

	For the year ended December 31,
	2015	2016	2017
Unrealized (loss)/gain on derivative financial instruments held for trading	(149)	18,530	10,570
Realized loss on derivative financial instruments held for trading	(8,904)	(8,435)	(4,112)
Recycled loss of cash flow hedges reclassified to profit or loss	(1,290)	(23,514)	(4,368)
Ineffective portion of cash flow hedges	11	—	(65)

Total	(10,332)	(13,419)	2,025

Fair value measurements

        The fair value of the Group's financial assets and liabilities approximate to their carrying amounts at the reporting date.

        The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Group's own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps, the forward foreign exchange contracts and the CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 are based on the degree to which the fair value is observable:

  •
  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

  •
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

25. Derivative Financial Instruments (Continued)

  •
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

26. Cash Flow Reconciliations

        The reconciliation of the Group's non-cash investing and financing activities for the year ended December 31, 2017 is presented in the tables below:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2017	2,652,026	—	—	—	—	2,652,026
Proceeds from bank loans and bonds	—	280,000	—	—	—	280,000
Bank loans and bond repayments	—	(397,008)	—	—	—	(397,008)
Additions in deferred loan/bond fees	—	(8,830)	—	(1,526)	5,474	(4,882)
Amortization of deferred loan and bond issuance costs and premium (Note 18)	—	—	—	12,398	—	12,398
Retranslation of the NOK Bonds in U.S. dollars	—	—	5,022	—	—	5,022

Borrowings outstanding as of December 31, 2017	2,652,026	(125,838)	5,022	10,872	5,474	2,547,556

        A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative liabilities as of January 1, 2017	22,401	—	—	—	22,401
Unrealized gain on derivative financial instruments held for trading including ineffective portion of cash flow hedge	—	—	—	(10,505)	(10,505)
Payment for CCS termination (Note 25)	—	(20,603)	—	—	(20,603)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(7,689)	—	(7,689)

Net derivative liabilities/(assets) as of December 31, 2017	22,401	(20,603)	(7,689)	(10,505)	(16,396)

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Cash Flow Reconciliations (Continued)

        A reconciliation of tangible fixed assets and vessels under construction arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2017	3,985,403	—	—	3,985,403
Additions (Note 6)	—	82,352	978	83,330
Depreciation expense (Note 6)	—	—	(129,512)	(129,512)

Tangible fixed assets and vessels under construction as of December 31, 2017	3,985,403	82,352	(128,534)	3,939,221

        A reconciliation of finance lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2017	220,401	—	—	220,401
Finance lease charge (Note 18)	—	—	10,875	10,875
Payments for interest	—	(14,276)	—	(14,276)
Payments for finance lease liability	—	(3,572)	—	(3,572)

Finance lease liabilities as of December 31, 2017	220,401	(17,848)	10,875	213,428

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)	141,395	—	141,395
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	139,222	—	139,222
Offering costs	(2,032)	(359)	(2,391)

Net proceeds from equity offerings in the year ended December 31, 2017	278,585	(359)	278,226

27. Taxation

        Under the laws of the countries of the Group's domestication/incorporation and/or vessels' registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the consolidated statement of profit or loss.

        Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as GasLog, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Taxation (Continued)

qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

        The Group did not qualify for this exemption for the three years ended December 31, 2017; however, the effect on the results is insignificant.

28. Earnings/(losses) per share ("EPS")

        Basic earnings/(losses) per share was calculated by dividing the profit for the year attributable to the owners of the common shares after deducting the dividend on Preference Shares by the weighted average number of common shares issued and outstanding during the year.

        Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group adjusted for the effects of all dilutive potential ordinary shares by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

        The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the year ended December 31,
	2015	2016	2017
Basic earnings/(loss) per share
Profit/(loss) for the year attributable to owners of the Group	10,829	(21,486)	15,506
Less: Dividends on Preference Shares	(7,379)	(10,063)	(10,064)

Profit/(loss) for the year available to owners of the Group	3,450	(31,549)	5,442
Weighted average number of shares outstanding, basic	80,496,314	80,534,702	80,622,788

Basic earnings/(loss) per share	0.04	(0.39)	0.07

Diluted earnings/(loss) per share
Profit/(loss) for the year available to owners of the Group used in the calculation of diluted EPS	3,450	(31,549)	5,442
Weighted average number of shares outstanding, basic	80,496,314	80,534,702	80,622,788
Dilutive potential ordinary shares	114,106	—	643,342

Weighted average number of shares used in the calculation of diluted EPS	80,610,420	80,534,702	81,266,130

Diluted earnings/(loss) per share	0.04	(0.39)	0.07

        The Group excluded the effect of 998,502 SARs and 0 RSUs in calculating diluted EPS for the year ended December 31, 2017, as they were anti-dilutive (December 31, 2016: 1,713,702 SARs and 368,437 RSUs, December 31, 2015: 576,014 SARs and 83,751 RSUs).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

29. Subsequent Events

        On January 5, 2018, the Group prepaid $29,750 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

        On January 8, 2018, GasLog took delivery of the GasLog Houston, an LNG carrier of 174,000 cbm with low pressure, dual-fuel two-stroke engine propulsion ("LP-2S") constructed by Hyundai.

        On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung for the construction of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2213) that is scheduled to be delivered in the second quarter of 2020. This vessel will now be the vessel to be chartered to Centrica for an initial period of approximately seven years. The 180,000 cbm GTT Mark III Flex Plus LNG Carrier with LP-2S propulsion (Hull No. 2212) to be delivered in the third quarter of 2019 is currently without charter.

        On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series B Preference Units"), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $110,988. The Partnership's Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        On February 15, 2018, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on March 15, 2018 to shareholders of record as of March 5, 2018.

        On February 23, 2018, a wholly owned subsidiary of GasLog executed an FSRU Operation and Maintenance Agreement with Gastrade. This agreement is tied to the Terminal Use Agreement and subject to final investment decision ("FID") of the Alexandroupolis Project.