Form 20-F
period 2018-12-31
GasLog Ltd.
filed 2019-03-05
CIK 1534126

Use these links to rapidly review the document

GASLOG LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company contact person)

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

As of December 31, 2018, there were 80,861,246 common shares of the Company's common stock and 4,600,000 Series A Preference Shares issued and outstanding.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging Growth Company ☐

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

  •
  "Trafigura" refers to Trafigura Maritime Logistics PTE Ltd.;

  •
  "Egypt LNG" refers to Egypt LNG Shipping Ltd.;

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

  •
  "LNG" refers to liquefied natural gas;

  •
  "FSRUs" refers to Floating Storage and Regasification Units;

  •
  "TFDE" refers to tri-fuel diesel electric engine propulsion;

  •
  "Steam" refers to steam turbine propulsion;

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

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

  •
  fluctuations in spot and multi-year charter hire rates and vessel values;

  •
  increased exposure to the spot market and fluctuations in spot charter rates;

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology which may impact the rate at which we can charter such vessels;

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

  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

  •
  other factors discussed in "Item 3. Key Information—D. Risk Factors" of this annual report.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        The following table presents summary consolidated financial and other data of GasLog for each of the five years in the five-year period ended December 31, 2018. The summary consolidated financial data of GasLog as of December 31, 2017 and 2018, and for each of the years in the three-year period ended December 31, 2018, is derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected consolidated financial data as of December 31, 2014, 2015 and 2016, and for the years ended December 31, 2014 and 2015, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements". You should also read "Item 5. Operating and Financial Review and Prospects".

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars, except share and per share data)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Revenues	$328,679	$415,078	$466,059	$525,229	$618,344
Net pool allocation	—	—	(4,674)	7,254	17,818
Voyage expenses and commissions	(7,738)	(14,290)	(10,510)	(15,404)	(20,374)
Vessel operating and supervision costs	(70,732)	(98,552)	(112,632)	(122,486)	(128,084)
Depreciation	(70,695)	(106,641)	(122,957)	(137,187)	(153,193)
General and administrative expenses	(34,154)	(41,282)	(38,642)	(39,850)	(41,993)

Profit from operations	145,360	154,313	176,644	217,556	292,518

Financial costs	(71,579)	(91,956)	(137,316)	(139,181)	(166,627)
Financial income	274	427	720	2,650	4,784
(Loss)/gain on derivatives	(24,787)	(10,332)	(13,419)	2,025	(6,077)
Share of profit of associates	1,497	1,216	1,422	1,159	1,800

Total other expenses, net	(94,595)	(100,645)	(148,593)	(133,347)	(166,120)

Profit for the year	$50,765	$53,668	$28,051	$84,209	$126,398

Profit/(loss) attributable to owners of the Group	$42,161	$10,829	$(21,486)	$15,506	$47,683
Profit attributable to non-controlling interests	$8,604	$42,839	$49,537	$68,703	$78,715
Earnings/(loss) per share, basic	$0.54	$0.04	$(0.39)	$0.07	$0.47
Earnings/(loss) per share, diluted	$0.54	$0.04	$(0.39)	$0.07	$0.46
Weighted average number of shares, basic	78,633,820	80,496,314	80,534,702	80,622,788	80,792,837
Weighted average number of shares, diluted	78,800,192	80,610,420	80,534,702	81,266,130	81,637,022
Dividends declared per common share	$0.50	$0.56	$0.56	$0.56	$0.59
Dividends declared per preference share	$—	$1.60	$2.19	$2.19	$2.19
Special dividends declared per common share	$—	$—	$—	$—	$0.40

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$211,974	$302,988	$227,024	$384,092	$342,594
Short-term investments	28,103	6,000	18,000	—	25,000
Restricted cash	22,826	62,718	42	—	—
Investment in associates(1)	6,603	6,274	6,265	20,800	20,713
Tangible fixed assets(2)	2,809,517	3,400,270	3,889,047	3,772,566	4,323,582
Vessels under construction	142,776	178,405	96,356	166,655	159,275
Vessel held under finance lease	—	—	222,004	214,329	206,753
Total assets	3,269,971	4,039,621	4,515,164	4,634,891	5,174,807
Borrowings, current portion	116,431	636,987	147,448	179,367	520,550
Borrowings, non-current portion	1,778,845	1,737,500	2,504,578	2,368,189	2,307,909
Finance lease liability, current portion	—	—	5,946	6,302	6,675
Finance lease liability, non-current portion	—	—	214,455	207,126	199,424
Share capital	810	810	810	810	810
Preference Shares	—	46	46	46	46
Equity attributable to owners of the Group	929,391	1,001,674	945,643	918,029	879,742
Non-controlling interests	323,646	506,246	564,039	845,105	1,103,380
Total equity	1,253,037	1,507,920	1,509,682	1,763,134	1,983,122

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
CONSOLIDATED CASH FLOW DATA
Net cash provided by operating activities	$148,288	$161,579	$256,532	$223,630	$283,710
Net cash used in investing activities	(1,386,656)	(704,052)	(771,242)	(74,599)	(692,999)
Net cash provided by financing activities	1,346,762	634,317	439,766	7,265	368,120

	Year Ended December 31,
	2014	2015	2016	2017	2018
FLEET DATA(3)
Number of managed ships at end of period	21	22	25	23	26
Average number of managed ships during period	20.0	21.7	23.6	23.4	25.5
Number of owned ships at end of period	16	19	22	22	25
Average number of owned ships during period	12.4	18.2	19.8	22	24.5
Average age of owned ships (years)	4.4	5.2	5.1	6.1	6.4
Total calendar days for owned and bareboat fleet	4,520	6,638	7,568	8,395	9,318
Total operating days for owned and bareboat fleet(4)	4,392	6,097	7,439	8,317	9,030

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(5)	$217,552	$262,170	$301,023	$355,902	$447,511
Adjusted EBITDA(5)	217,172	262,969	302,386	356,048	447,747
Capital expenditures:
Payments for fixed assets	1,364,283	728,446	761,513	82,352	673,823
Common share dividend declared	39,840	45,078	45,101	45,144	80,011
Preference share dividend declared	—	7,379	10,063	10,064	10,063

(1)
Consists of our 25.0% ownership interest in Egypt LNG, our 50.0% ownership interest in the Cool Pool and our investment in Gastrade. On October 1, 2015, GasLog, Dynagas and Golar signed an LNG carrier pooling agreement to establish the Cool Pool to market their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements. The Cool Pool was incorporated in September 2015. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool. Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure.

(2)
Includes delivered ships (including dry-docking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

(3)
Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2018 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, Egypt LNG and Lepta Shipping that are or were operating under our management.

(4)
The operating days for our owned and bareboat fleet are the total number of days in a given period that the vessels (including the Methane Julia Louise, our vessel on a bareboat charter) were in our possession less the total number of days off-hire not recoverable from the insurers. In 2018, operating days include 2,046 days for our vessels operating in the Cool Pool. We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(5)
Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. EBITDA and Adjusted EBITDA are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA and Adjusted EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of financial costs, gain/loss on derivatives, taxes, depreciation and amortization, and, in the case of Adjusted EBITDA, foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

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

  Reconciliation of EBITDA and Adjusted EBITDA to Profit:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
Profit for the year	$50,765	$53,668	$28,051	$84,209	$126,398
Depreciation.	70,695	106,641	122,957	137,187	153,193
Financial costs	71,579	91,956	137,316	139,181	166,627
Financial income	(274)	(427)	(720)	(2,650)	(4,784)
Loss/(gain) on derivatives	24,787	10,332	13,419	(2,025)	6,077

EBITDA	217,552	262,170	301,023	355,902	447,511
Foreign exchange (gains)/losses, net	(380)	799	1,363	146	236

Adjusted EBITDA	$217,172	$262,969	$302,386	$356,048	$447,747

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2018:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2018
(in thousands of U.S. dollars)
Debt:(1)
Borrowings, current portion(2)	$520,550
Borrowings, non-current portion(2)	2,307,909
Finance lease liability, current portion(2)	6,675
Finance lease liability, non-current portion(2)	199,424

Total debt	3,034,558

Equity:
Preference Shares(3)	46
Share capital(3)	810
Contributed surplus	850,576
Reserves	18,962
Treasury shares(3)	(3,266)
Retained earnings	12,614
Non-controlling interest	1,103,380

Total equity	1,983,122

Total capitalization	$5,017,680

(1)
Our indebtedness, other than under our NOK denominated bonds issued under the agreement signed on June 22, 2016, between GasLog and the bond trustee, as amended (the "NOK 2021 Bonds"), and the 8.875% senior unsecured notes due in 2022 and issued in March 2017 (the "8.875% Senior Notes"), is secured by mortgages on our owned ships and is guaranteed by the Company or a combination of the Company and

  GasLog Partners, in the case of the Partnership's indebtedness. The NOK 2021 Bonds and the 8.875% Senior Notes (the carrying amount of which, net of unamortized financing costs as of December 31, 2018, are $85.2 million and $246.8 million, respectively) are unsecured. Borrowings presented do not include our scheduled debt payments and our prepayments since December 31, 2018 totaling $48.6 million. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

(2)
Borrowings presented at December 31, 2018, are shown net of $47.1 million of loan issuance costs that are being amortized over the term of the respective borrowings.

(3)
Does not include any shares that may be issued under the Company's 2013 Omnibus Incentive Compensation Plan. At December 31, 2018, our share capital consisted of 80,861,246 issued and outstanding common shares, 131,880 treasury shares issued and 4,600,000 Preference Shares issued and outstanding.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Inherent to Our Business

As of February 27, 2019, our owned and bareboat fleet consists of 26 LNG carriers (including the 14 LNG carriers owned by GasLog Partners) and nine newbuilds. The majority of our ships currently operate under multi-year charters with six ships operating in the spot market but the charters of a further eight ships will terminate in 2019 and 2020, including six Steam vessels. An increase in the number of ships operating in the spot market or a reduction in demand for spot LNG carriers could have a negative impact on the level or volatility of charter rates in the LNG shipping spot market which could have a material adverse effect on our business, financial condition, results of operations and cash flows and could significantly reduce or eliminate our ability to pay dividends.

        20 of our owned and bareboat vessels (including 13 of the 14 LNG Carriers owned by GasLog Partners) and seven of our newbuild vessels currently operate or will operate under multi-year charters. Two of our newbuilds are uncommitted and six of our vessels are currently operating in the spot market (including one vessel owned by GasLog Partners). The Methane Jane Elizabeth is due to come off charter in October 2019 and the Methane Alison Victoria is due to come off charter in December 2019, each plus or minus 30 days. A one year charter has been secured for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by GasLog Partners) commencing in either November or December 2019 at the Partnership's option. In addition, the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Heather Sally, the GasLog Sydney, the GasLog Saratoga, the Methane Lydon Volney and either the Methane Jane Elizabeth or the Methane Alison Victoria are due to come off charter during 2020. GasLog Partners and GasLog continue to pursue opportunities for new multi-year charters with third parties for the vessels without multi-year charters, but may have difficulty in securing new charters at attractive rates and for multi-year durations. In the interim, we may have increased exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations. Multi-year charters that we secure for on-the-water vessels may not be as long as multi-year charters we have enjoyed in the past. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between one and five years in duration.

        Our Steam vessels are less efficient than larger and more modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels. However, we will continue to pursue new multi-year charters for these vessels. If we are unable to secure new multi-year charters, the Steam vessels may operate in the short-term spot market and the revenues and cash flows from these vessels are likely to decline following expiration of our current charter arrangements.

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

        If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be magnified by the fact that we would still be expending cash to cover the operating costs of the vessel and the costs of servicing the debt on the vessel, if any. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel and we would be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

If the number of vessels available in the short-term or spot LNG carrier charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

        Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If the number of vessels available in the short-term or spot charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, we may only be able to enter into short-term time charters upon expiration or early termination of our current charters. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for dividends to our shareholders, especially if we enter into charters during periods when charter rates are depressed.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next two to three years, the supply of LNG carriers has been increasing as a result of the delivery and ordering of new ships. The development of liquefaction projects in the United States and the anticipation of exports beginning in early 2016 drove significant ordering activity. Whilst we saw a decline in ordering of newbuilds during 2016 and 2017, ordering of newbuilds increased in 2018, driven by strengthening charter rates and increasing expectations for long-term LNG supply and demand. According to Poten, as of February 11, 2019, the global fleet of LNG carriers (>65,000 cbm) consisted of 493 vessels, with 105 LNG carriers on order, of which 66 have long-term charters. This increase in ship orders, the large number of ordered newbuilds that are uncommitted and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, ship utilization and ship values.

Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund the nine newbuildings we have on order as of February 27, 2019, and any additional ships we may acquire in the future. In addition, five of our credit facilities are due to mature between 2019 and 2022. We cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favourable terms.

        We believe that our existing cash and cash equivalents and our operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we are obligated to make substantial capital expenditures to fund our commitments for the nine newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates between 2019 and 2021. As of December 31, 2018, the total remaining balance of the contract prices for the nine vessels under construction was $1,553.1 million, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel is payable upon its delivery to us from the shipyard. We intend to fund the commitment relating to Hull No. 2131 with the undrawn $165.8 million under the financing agreement we entered into on October 16, 2015 (the "October 2015 Facility"), and with available cash and cash from operations. We expect to fund a significant proportion of the remaining commitments with new debt facilities.

        To the extent that we are unable to draw down the amounts committed under our existing credit facilities, whether due to our failure to comply with the terms of such facilities or the lenders' failure to fund the committed amounts, or to the extent that we are unable to put in place new debt facilities of sufficient quantum and on acceptable terms, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our nine contracted newbuildings. If we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments.

        In addition, we may choose to make substantial further capital expenditures to expand the size of our fleet and/or to convert existing LNG carriers to FSRUs in the future. We expect to finance the cost of any new vessels through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry, changes to banking regulations and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability further to expand our fleet and to pay dividends to our shareholders.

        Securing access to additional funds in advance of the maturity of our debt facilities cannot be assured on the same or similar terms. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay dividends to our shareholders. Any debt or additional equity financing raised may contain unfavorable terms to us or our shareholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans.

        Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

We may experience operational problems with vessels that reduce revenues and increase costs. In addition, there are risks associated with operating ocean-going ships. Any limitation in the availability or operation of our ships could have a material adverse effect on our business, our reputation, financial condition, results of operations and cash flows.

        LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures.

        Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  piracy;

  •
  cyber events or other failures of operational and information technology systems;

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

        An accident involving any of our owned ships could result in any of the following:

  •
  death or injury to persons, damage to our ships, loss of property or environmental damage;

  •
  delays in the delivery of cargo;

  •
  loss of revenues from termination of charter contracts;

  •
  governmental fines, penalties or restrictions on conducting business;

  •
  litigation with our employees, customers or third parties;

  •
  higher insurance rates; and

  •
  damage to our reputation and customer relationships generally.

        If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 26 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and ability to pay cash dividends to our shareholders.

A cyber event could materially disrupt GasLog's business.

        GasLog's business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog's information technology systems and networks, or to steal data. A cyber event could materially disrupt GasLog's operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog's information technology systems could have a material adverse effect on GasLog's business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

Our future growth depends on our ability to expand relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and for additional newbuild LNG carriers and/or FSRUs, for which we will face substantial competition from established companies with significant resources, as well as recent and potential new entrants.

        One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into time charter contracts for some or all of the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Salem, the GasLog Skagen and the GasLog Partners' vessel, the GasLog Shanghai, all of which currently operate in the spot market through the Cool Pool. We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, including in respect of the Methane Rita Andrea or the Methane Jane Elizabeth, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Alison Victoria and the GasLog Sydney, all of which are owned by GasLog Partners, and the GasLog Saratoga and the Methane Lydon Volney. In addition, we are seeking to enter into time charter contracts for newbuild LNG carriers and for newbuild or converted FSRUs, including for Hull Nos. 2212 and 2274. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids, all of which can often extend for several months. We believe that LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

        We expect substantial competition from a number of experienced companies. Competitors may include other independent ship owners, state-sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have, and some have particular relationships that may provide them with competitive advantages. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. We may not be successful in executing our future growth plans, and we may incur significant expenses and losses in connection with such growth efforts.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for existing or newbuild vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

        The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs ("UFC") which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates ("boil-off ratio" or "BOR"). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time, as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders, as well as our ability to obtain debt financing for ships with older technology whose market values have experienced a significant decline.

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

        Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction or slower than expected ramp-up of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

  •
  prices for crude oil, petroleum products, natural gas and coal;

  •
  the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;

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

  •
  increases in interest rates, capital market volatility, changes in bank regulations or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

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

        In recent years, global crude oil prices were volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future.

A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects, results of operations and cash flows.

        Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

  •
  price and availability of crude oil, petroleum products and coal;

  •
  worldwide and regional demand for and price of natural gas;

  •
  the cost of exploration, development, production, transportation and distribution of natural gas;

  •
  expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources and coal;

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

        Given the significant global natural gas and crude oil price volatility referenced above, and with eight vessels currently scheduled to come off charter during 2019 and 2020, a continuation of volatility in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to pay cash dividends, as a result of, among other things:

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

        The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery, loss of hire and cyber risk insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

        In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

The required dry-docking of our ships could be more expensive and time consuming than we anticipate. In 2019, two GasLog Partners vessels and one GasLog vessel are scheduled to be dry-docked. These dry-dockings will reduce our revenues and increase our costs when they occur. Any overrun of the dry-docking or delay or cost overrun caused by the additional work to the vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay dividends to our shareholders.

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

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

        Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends to our shareholders.

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we can give no assurance that these plans will be effective in all circumstances.

        GasLog has an office in England and our vessels may visit ports within the United Kingdom. The United Kingdom is due to exit the European Union on March 29, 2019 and will then enter a transition period from March 30, 2019 to December 31, 2020 during which it will seek to complete its separation from the European Union. Uncertainty regarding the process which the United Kingdom will follow to withdraw from the European Union, the transition period and the relationship between the United Kingdom and the European Union post 2020 may create economic instability in the United Kingdom which could have an adverse effect on our business. Whilst we will seek to minimize any potential risk by putting appropriate mitigation plans in place, we can give no assurance that these plans will be effective in all circumstances.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

        The hull and machinery of every commercial LNG carrier must be certified by a classification society. The classification society certifies that the ship has been built and subsequently maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship's flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society's rules.

        If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship's owner will be in breach of relevant covenants under its financing arrangements and potentially its charter contracts. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

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

        Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organization ("IMO") has become effective, governing ballast water management systems on ocean-going ships. The IMO has also established progressive standards limiting the sulfur content of fuel, which are being phased in between 2012 and 2020. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel or pollution controls) in order for us to maintain our ships' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades. We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection of and safety requirements on all LNG carriers. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance or to obtain the required certificates for entry into some of the ports where we operate.

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

        Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the "Kyoto Protocol" and the "Paris Agreement", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the "MARPOL Convention". Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

        There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by Shell's commitment to base executive remuneration in part on the achievement of specific carbon emissions targets, covering all of its activities and products and those of its suppliers. GasLog's vessels on charter to Shell and other energy companies form part of their supply chain and are likely to be captured within these targets. In addition, many large financial institutions are under pressure both to reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, and while there are no legally binding obligations on GasLog or its peers to reduce emissions today, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay dividends to our shareholders.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Our business could be harmed by these tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

        On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran's energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. In May 2018, President Trump announced the withdrawal of the U.S. from the Joint Comprehensive Plan of Action and almost all the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. Although the ships we own have not called on ports in countries subject to sanctions or embargoes or in countries identified as state sponsors of terrorism, including Iran, North Korea and Syria, we can give no assurance that these ships will not call on ports in these countries in the future. While we intend to maintain compliance with all sanctions and embargoes applicable to us, U.S. and international sanctions and embargo laws and regulations do not necessarily apply to the same countries or proscribe the same activities, which may make compliance difficult. Additionally, the scope of certain laws may be unclear, and these laws may be subject to changing interpretations and application and may be amended or strengthened from time to time, including by adding or removing countries from the proscribed lists. Violations of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their investment, or not to invest, in us.

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

        GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR came into force on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay dividends.

        The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated. Bermuda was included in a list of jurisdictions which are required to address the European Union Code of Conduct Group's concerns in respect of 'economic substance'. Bermuda, along with the British Virgin Islands, the Cayman Islands, Guernsey, Bailiwick of Jersey and the Isle of Man, has committed to comply with the European Union Code of Conduct Group's requirements on economic substance and has passed legislation in the form of the Economic Substance Act 2018 (the "ESA"). Currently, there is uncertainty surrounding the final form of the ESA and the relevant regulations as the Bermuda government, along with the respective governments of the other jurisdictions referenced above, remain in discussions with the European Union Code of Conduct Group.

        At present, the impact of these new economic substance requirements is unclear, and it is not possible to accurately predict the effect of these requirements on GasLog and its business. The requirements may increase the complexity and costs of carrying on GasLog's business and could also effect GasLog's operations.

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

        The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters, may cause us to breach covenants in certain of our credit facilities and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

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

Risks Inherent in an Investment in GasLog

We currently depend upon one customer for the majority of our revenues. By 2021, this customer will remain a key customer but we will also have four ships on charter to Cheniere. The loss of either of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We have historically derived nearly all of our revenues from subsidiaries of Shell. For the year ended December 31, 2018, Shell accounted for 74.2% of our revenues. Following the delivery of our nine new LNG carriers on order, Shell will continue to be a key customer with nine ships and a further four ships will be chartered to Cheniere We could lose either Shell or Cheniere as a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if Shell or Cheniere are unable or unwilling to make charter hire or other payments to us because of a deterioration in their financial condition, disagreements with us or otherwise. If Shell, Cheniere or another customer terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

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

Our contracts for the nine newbuildings we have on order as of February 27, 2019 are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

        Our nine contracted newbuildings are scheduled to be delivered to us on various dates between 2019 and 2021. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

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

We must make substantial capital expenditures to acquire the nine newbuildings we have on order as of February 27, 2019, and any additional ships we may acquire in the future.

        We are obligated to make substantial capital expenditures to fund our commitments for the nine newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates between 2019 and 2021. As of December 31, 2018, the total remaining balance of the contract prices for the nine vessels under construction was $1.6 billion, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel is payable upon its delivery to us from the shipyard. We intend to partially fund these commitments with existing undrawn debt, available cash, cash from operations and other financing we may enter into.

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

        In addition, we may choose to make substantial capital expenditures to expand the size of our fleet and/or to convert existing LNG carriers to FSRUs in the future. We expect to finance the cost of any new vessels through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry, changes to banking regulations and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability further to expand our fleet and to pay dividends to our shareholders.

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

        The significant global natural gas and crude oil price volatility, amongst other factors referenced above, have in turn led to a significant shortening of the average duration of spot charters fixed during 2018, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Over the next 18 months, unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the six vessels in the Cool Pool. As of December 31, 2018, we had a total of 2,445 open vessel days during 2019, including 2,190 days for the six vessels operating in the Cool Pool. A failure to obtain charters at acceptable rates on these vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants later in 2019, particularly the required ratio of EBITDA to debt service and the minimum cash requirement.

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

        As of December 31, 2018, we had an aggregate of $2.8 billion of indebtedness outstanding under our credit agreements, the NOK 2021 Bonds and the 8.875% Senior Notes, of which $520.6 million was repayable within one year, and a $206.1 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.7 million was repayable within one year. As of December 31, 2018, there was an undrawn available capacity of $100.0 million under the revolving facility of the credit agreement we entered into on July 19, 2016 to refinance the existing indebtedness on eight of our on-the-water vessels of up to $1,050.0 million (the "Legacy Facility Refinancing"). In addition, there is one loan facility with an undrawn amount of $165.8 million available that will be used to finance a portion of the contract price of one of our newbuildings on her delivery. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions; and

  •
  if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to pay cash dividends to our shareholders.

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

        For information regarding the dividend payment restrictions in our financing agreements, see "—Risks Related to Our Business—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships".

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

        We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of February 27, 2019, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 27.5% equity interest (including our 2.0% general partner interest) as well as all of the incentive distribution rights. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

        Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros and in British pounds. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros and British pounds, which amounted to approximately $9.3 million and $2.0 million as of December 31, 2018. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Increased regulatory oversight, uncertainty relating to the London Interbank Offered Rate ("LIBOR") calculation process and potential phasing out of LIBOR after 2021 may adversely impact our ability to manage our exposure to fluctuations in interest rates.

        On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is not possible to predict the effect of the FCA announcement, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, or result in the phasing out of LIBOR as a reference rate for securities. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities and interest rate swaps.

        Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest payments differing from expectations and could affect our profit.

        In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of interest payments would be affected and could affect our profit.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders' equity as well as charges in our statement of profit and loss.

        We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2018, we had

27 derivative contracts in place with a notional amount of $1.2 billion. The changes in the fair value of the 27 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

        As of December 31, 2018, we had three Cross Currency Swaps, or "CCSs", to exchange interest payments and principal on maturity on the same terms as the NOK 2021 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2021 Bonds. As of December 31, 2018, the three CCSs had a notional amount of $90.2 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

        We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly euros and British Pounds Sterling). As of December 31, 2018, we had 16 forward foreign exchange contracts in place with an aggregate notional amount of €45.0 million and 12 with an aggregate notional amount of £5.25 million. The changes in the fair value of these 28 contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

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

        We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts, interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk.

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

        The price of our equity securities may be volatile and may fluctuate due to factors including:

  •
  our payment of dividends;

  •
  repurchases by us of our common shares pursuant to our share repurchase programme;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  fluctuations in oil and natural gas prices;

  •
  fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

  •
  fluctuations in supply and demand for LNG;

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

  •
  investors' perceptions of us, the LNG and the LNG shipping industries;

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

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that a nominating/corporate governance committee be established, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the compensation committee.

        As permitted by these exemptions, as well as by our bye-laws and the laws of Bermuda, we have one or more non-independent directors serving as committee members on our compensation committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company.

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

        Our Preference Shares are subordinated to all of our existing and future indebtedness. As of December 31, 2018, we had $2.83 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

We may have to pay tax on U.S.-source income, which would reduce our earnings.

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

        GasLog Ltd. has qualified for the statutory tax exemption for the year of 2018 and intends to continue to qualify for the foreseeable future. However, no assurance can be given that this will be the case. If GasLog Ltd. is not entitled to this exemption under Section 883 for any taxable year, we would be subject to the 4% U.S. Federal income tax described above. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. For a more detailed discussion, see the section entitled "Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Taxation of Our Operating Income".

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

        Based on our proposed method of operation, we do not believe that GasLog Ltd. is a PFIC for this tax year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income", and the assets that we own and operate to produce that income do not constitute passive assets.

        There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, the U.S. Internal Revenue Service, or the "IRS", or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, GasLog Ltd. could constitute a PFIC for a future tax year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that GasLog Ltd. is or has been a PFIC for any tax year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares or Preference Shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period. Please read "Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if GasLog Ltd. is treated as a PFIC.

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

        Since GasLog Partners' IPO, the Partnership has completed follow-on equity offerings as set out below, the proceeds of which have been used for general corporate purposes including partially funding the acquisition of the GasLog subsidiaries that own the vessels listed below:

Date of Equity Offering	Equity Offering	Net Proceeds	Vessels Purchased	Date Acquisition Completed
September 29, 2014	Follow-on common equity offering	$133.0 million	Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014
June 26, 2015	Follow-on common equity offering	$171.8 million	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
August 5, 2016	Follow-on common equity offering	$52.3 million	GasLog Seattle	November 1, 2016
January 27, 2017	Follow-on common equity offering	$78.2 million	GasLog Greece	May 3, 2017
May 15, 2017	Preference equity offering	$138.8 million	GasLog Geneva	July 3, 2017
May 16, 2017 onwards	Common equity offering through an at-the-market common equity offering which commenced in May 2017 (the "ATM Programme")	$123.4 million (through December 31, 2018)	Solaris	October 20, 2017
January 17, 2018	Preference equity offering	$111.0 million	GasLog Gibraltar	April 26, 2018
November 15, 2018	Preference equity offering	$96.3 million	—	—

        On April 7, 2015, GasLog completed a public offering of 4,600,000 Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share and priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.7 million to be used for general corporate purposes. The Preference Shares are listed on the NYSE under the symbol "GLOG PR A".

        As of February 27, 2019, GasLog holds a 27.5% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership's partnership agreement, or the "Partnership Agreement", GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements. The Group's control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group's control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

        As described elsewhere herein, GasLog Partners holds options to acquire from GasLog an additional two vessels. In general, we would expect the exercise of these options to be beneficial to GasLog, as any external equity capital raised by GasLog Partners to finance the acquisition can be expected to reduce our consolidated indebtedness and, if GasLog Partners increases its per unit distributions, increase the return on our incentive distribution rights (although our common unit interest will be diluted by any GasLog Partners equity issuance). GasLog Partners will determine whether, and when, to exercise any of the options and rights that it holds. The timing of those decisions will depend in part on the price and availability of debt and equity financing to GasLog Partners. See

"Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with GasLog Partners—Omnibus Agreement".

        On October 1, 2015, GasLog, Dynagas and Golar established the Cool Pool to market their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool.

        As of February 27, 2019, the Cool Pool consists of 16 modern high quality and essentially equivalent vessels with TFDE propulsion. The two owners' vessels eligible for participation in the Cool Pool are as follows: GasLog: six vessels and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels. The Cool Pool focuses on charters of less than 12 months' duration. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool.

        We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com.

B. Business Overview

Overview

        We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of February 27, 2019, consists of 35 LNG carriers, including 26 ships on the water and nine LNG carriers on order at one of the world's leading LNG shipbuilders, Samsung. This includes 14 LNG carriers in operation that are owned by our NYSE-listed subsidiary GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. We currently manage and operate 26 LNG carriers including 11 of our wholly owned ships in operation, 13 ships contributed or sold to the Partnership (one is managed by a subsidiary of Shell), one additional LNG carrier in which we have a 25.0% interest and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. We are also supervising the construction of our newbuildings. We have secured multi-year contracts for six of our owned ships, the 13 of the 14 ships owned by the Partnership, seven of our nine newbuildings on order and the one vessel secured under a long-term bareboat charter with Lepta Shipping. As of December 31, 2018, these contracts are expected to provide total contracted revenues of $3.6 billion during their initial terms, which expire between 2019 and 2029. During 2018, 2017 and 2016, we generated revenues of $618.3 million,

$525.2 million and $466.1 million, respectively. For disaggregation of revenues, see "Item 5. Operating and Financial Review and Prospects—Operating Results—Customers".

        The LNG carrier in which we have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to MSL.

        Our current time charters have initial terms of up to ten years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions. We will continue to evaluate the attractiveness of longer and shorter-term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. Our order book of new LNG carriers has staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2021. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

        Each of our 26 owned and bareboat LNG carriers and nine LNG carriers under construction is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our nine contracted newbuildings, our owned and bareboat fleet will have an average age of 6.9 years, making it one of the youngest in the industry. By comparison, as of December 31, 2018, the average age for the global fleet of LNG carriers, including LNG carriers of all sizes, was 9.89 years.

        Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or "HSSE", management and reporting. With over 18 years of technical management experience, including 15 years as sole technical manager of BG Group's owned fleet of LNG carriers, we have established a track record for the efficient, safe and reliable operation of LNG carriers which is evidenced by our safety performance and the limited off-hire days of the 25 ships currently operating under our management.

        In 2018, GasLog continued the development of an FSRU business, acting on its strategic decision to enter this business segment.

        In June 2018, Keppel Shipyard finalized the detailed engineering for the conversion of the GasLog Chelsea, one of our 153,600 cbm TFDE vessels, into an FSRU.

        A wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade in 2016. Gastrade is licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure. A Front End Engineering and Design ("FEED") study in 2017 by Wood Group and GasLog as subcontractor for the FSRU part of the study confirmed the selected offshore concept.

        On February 23, 2018, a wholly owned subsidiary of GasLog executed an FSRU Operation and Maintenance Agreement with Gastrade. This agreement is tied to the Terminal Use Agreement and subject to final investment decision ("FID") of the Alexandroupolis Project.

        On May 3, 2018, DEPA, the Greek State Gas Company, and Gastrade signed an agreement regarding the future capacity reservation by DEPA in the Alexandroupolis FSRU. In September, negotiations for the acquisition of 20% of the shares in Gastrade by DEPA was concluded. In December, the Bulgarian parliament approved the acquisition of 20% of the shares in Gastrade by BulgarTransgaz, the Bulgarian State Gas Transport Company. These share acquisitions have not been completed yet.

        On September 21, 2018, Gastrade launched the Engineering Procurement and Construction tender process for the construction of the pipeline and offshore installation contract and the acquisition process for the FSRU. The first phase is an expression of interest by interested parties and a shortlisting by Gastrade before the request for proposal is sent to shortlisted companies.

        On December 31, 2018, Gastrade's invitation to express interest in taking long term capacity in the Alexandroupolis FSRU was concluded with responses from 20 companies with an aggregated interest for up to 12.2 billion cubic meters per year of regasification capacity. This is the first phase of a process to secure binding commitment for capacity in the FSRU.

Our Fleet

Owned Fleet

        The following table presents information about our wholly owned vessels and their associated time charters as of February 27, 2019:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Savannah	2010	155,000	Spot Market(3)	TFDE	—	—
2	GasLog Singapore	2010	155,000	Spot Market(3)	TFDE	—	—
3	GasLog Skagen(4).	2013	155,000	Spot Market(3)	TFDE	—	—
4	GasLog Chelsea	2010	153,600	Spot Market(3)	TFDE	—	—
5	GasLog Saratoga(4)	2014	155,000	Shell	TFDE	September 2019	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
7	GasLog Salem	2015	155,000	Spot Market(3)	TFDE	—	—
8	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
9	GasLog Houston	2018	174,000	Shell	LP-2S	May 2028	2031 - 2034
10	GasLog Hong Kong	2018	174,000	Total(6)	LP-2S	December 2025	2028
11	GasLog Genoa	2018	174,000	Shell	LP-2S	April 2027	2030 - 2033

        The following table presents information about GasLog Partners' fleet and their associated time charters as of February 27, 2019:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
3	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
	Methane Jane Elizabeth/Methane Alison Victoria	2006/2007	145,000	Trafigura	Steam	November/December 2020(5)	2021 - 2024
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023 - 2025
6	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029
7	GasLog Shanghai	2013	155,000	Spot Market(3)	TFDE	—	—
8	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022 - 2028
9	GasLog Sydney	2013	155,000	Cheniere(6)	TFDE	June 2020	2020 - 2021
10	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
11	Solaris	2014	155,000	Shell	TFDE	June 2021	—
12	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
13	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031
14	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031

Bareboat Vessel

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Julia Louise(7)	2010	170,000	Shell	TFDE	March 2026	2029 - 2031

(1)
Indicates the expiration of the initial term.

(2)
The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Heather Sally, the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at the charterer's election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer's option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend each charter by two additional periods of five and three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston and the GasLog Genoa has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration.

(3)
Vessels operating in the spot market that participate in the Cool Pool. See "Item 4. Information of the Company—A. History and Development of the Company".

(4)
Shell and GasLog have agreed to substitute the GasLog Saratoga for the GasLog Skagen. The substitution took effect subsequent to the end of the GasLog Skagen's dry-docking in September 2018.

(5)
On March 22, 2018, a new charter party agreement was signed with Trafigura for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019, at the Partnership's option, until November or December 2020, with the charterer having the option to extend the charter from one to four years. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria.

(6)
The vessel began her 18-month charter with Cheniere in December 2018.

(7)
On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year- charter with MSL, a subsidiary of Shell.

Newbuilds

Vessel Name		Expected Delivery(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029	2032 - 2035
2	Hull No. 2212	Q3 2019	180,000	—	LP-2S	—	—
3	Hull No. 2213	Q2 2020	180,000	Centrica	LP-2S	2027	2029 - 2033
4	Hull No. 2274	Q2 2020	180,000	—	LP-2S	—	—
5	Hull No. 2262	Q3 2020	180,000	Centrica	LP-2S	2027	2029 - 2033
6	Hull No. 2300	Q4 2020	174,000	Cheniere	LP-2S	2027	2030 - 2034
7	Hull No. 2301	Q4 2020	174,000	Cheniere	LP-2S	2027	2030 - 2034
8	Hull No. 2311	Q2 2021	180,000	Cheniere	LP-2S	2028	2031 - 2035
9	Hull No. 2312	Q3 2021	180,000	Cheniere	LP-2S	2028	2031 - 2035

(1)
Expected delivery quarters are presented.

(2)
Indicates the expiration of the initial term.

(3)
The charterer of Hull No. 2131 has the right to extend the charter by two consecutive periods of three years each, provided that the charterer provides us with advance notice of declaration. The charterer of Hull No. 2213 and Hull No. 2262 has the right to extend the charters by three consecutive periods of two years each at the charterer's option. The charterer of

  Hull Nos. 2300, 2301, 2311 and 2312 has the right to extend the charters by three consecutive periods of three years, two years and two years, respectively, each at the charterer's option.

Charter Expirations

        The GasLog Saratoga, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the GasLog Sydney, the Methane Shirley Elisabeth, the Methane Lydon Volney and the Methane Heather Sally are due to come off charter in September 2019, October 2019, December 2019, April 2020, April 2020, June 2020, June 2020 and December 2020, respectively, each plus or minus 30 days. GasLog Partners has already secured a one-year charter for either Methane Jane Elizabeth or Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership's option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria. In addition, GasLog Partners and GasLog continue to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

GasLog Partners Existing Vessel Interests Purchase Options

        Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership's initial public offering, as amended, GasLog Partners has the option to purchase from us the GasLog Glasgow within 36 months after we notify the Partnership's board of directors of the vessel's acceptance by her charterer and the GasLog Houston within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). GasLog Partners' option to purchase is at fair market value as determined pursuant to the omnibus agreement.

Key Fleet Characteristics

        The key characteristics of our current owned and bareboat fleet include the following:

  •
  each ship is sized at between approximately 145,000 cbm and 180,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their efficiency and operational flexibility, as these ships are compatible with most existing LNG terminals around the world;

  •
  each ship is double-hulled, which is standard in the LNG industry;

  •
  each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

  •
  each of our ships is equipped with a modern steam turbine or has TFDE or LP-2S engine propulsion technology;

  •
  Bermuda is the flag state of each ship;

  •
  each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  upon delivery of the last of our nine contracted newbuildings in 2021, our owned fleet will have an average age of 6.9 years, making it one of the youngest in the industry, compared to a current average age of 9.89 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2018.

        In addition to our owned and bareboat fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer's option.

        We continually evaluate short-term and multi-year charter opportunities for our vessels, including the newbuildings for which we do not currently have charters fixed. Our discussions with potential charterers are at various stages of advancement; however, we cannot provide assurance that we will conclude any particular charter or, if concluded, as to the charter rate that will apply.

Managed Fleet

        Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 25 LNG carriers currently operating in our owned and bareboat fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung or Hyundai of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

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

        We entered into master time charters with MSL that established the general terms under which the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the GasLog Houston, the GasLog Genoa and the newbuilding identified by Hull No. 2131 will be chartered to MSL. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship's charter. For the six vessels acquired from MSL in 2014, the two vessels acquired in 2015 and the GasLog Savannah, we entered into separate time charters for each vessel.

        We have entered into time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the Solaris will be chartered to Shell.

        The GasLog Chelsea, the GasLog Skagen, the GasLog Salem, the GasLog Singapore, the GasLog Savannah and the GasLog Shanghai are operating in the Cool Pool and from time to time enter into short-term time charters.

        We have entered into a time charter agreement with a subsidiary of Total, establishing the terms under which the GasLog Hong Kong will be chartered to Total.

        We have entered into time charter agreements with Centrica establishing the terms under which Hull Nos. 2213 and 2262 will be chartered to Centrica.

        We have entered into time charter agreements with Cheniere establishing the terms under which Hull Nos. 2300, 2301, 2311 and 2312 will be chartered to Cheniere.

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

        The GasLog Houston was delivered from the shipyard in January 2018 and delivered into her time charter with MSL in January 2019. The initial charter term for the ship will terminate in 2028. MSL has options to extend the terms of the charter for two consecutive periods of three years each, all at specified hire rates.

        Our time charter to MSL for the GasLog Genoa began when the ship was delivered from the shipyard in March 2018. The initial charter term for the ship will terminate in 2027. The time charter to MSL for Hull No. 2131 will begin shortly after the delivery of the vessel in 2019. The initial charter term for Hull No. 2131 will terminate in 2029. MSL has options to extend terms of the charters for the GasLog Genoa and Hull No. 2131 for two consecutive periods of three years each, all at specified hire rates.

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

        The initial term of the time charter for the Methane Julia Louise began upon delivery to GasLog and will terminate in 2026. MSL has the option to extend the long-term bareboat charter of the Methane Julia Louise which is now owned by Lepta Shipping and leased back to GasLog, for an additional period of either three or five years beyond the initial charter expiration date.

        Our time charter to Total for the GasLog Hong Kong began when the ship was delivered from the shipyard in March 2018. The initial charter term will terminate in 2025. Total has the option to extend the term of the charter by a three-year period at the charterer's option at a specified hire rate.

        Our time charters to Centrica for Hull No. 2213 and Hull No. 2262 will begin upon delivery of the vessels in 2020. The initial charter terms will terminate in 2027. Centrica has the option to extend the term of the charters by three consecutive periods of two years each at the charterer's option.

        Our time charters to Cheniere for Hull Nos. 2300, 2301, 2311 and 2312 will begin upon delivery of the vessels from the shipyard in 2020, 2020, 2021 and 2021, respectively. The initial charter terms will terminate in 2027 (Hull Nos. 2300 and 2301) and 2028 (Hull Nos. 2311 and 2312). Cheniere has the

option to extend the term of each of the charters by three consecutive periods of three years, two years and two years, respectively.

        The terms and period for fixtures of the GasLog Singapore, the GasLog Savannah, the GasLog Chelsea, the GasLog Skagen, the GasLog Salem and the GasLog Shanghai vary from charter to charter, as is the nature of trading in the spot market.

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

The Cool Pool

        Six of our vessels are operating as part of the Cool Pool established in October 2015 with Dynagas and Golar. The Cool Pool was established to market certain of each company's vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool.

        As of February 27, 2019, the Cool Pool consists of 16 modern high quality and essentially equivalent vessels powered by fuel efficient TFDE propulsion technology. The two owners' vessels eligible for participation in the Cool Pool are as follows: GasLog: six vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the manning and technical management of its respective vessels.

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

The Bareboat Charter

        On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its 11 year charter with MSL.

Shipbuilding Contracts

        We have entered into shipbuilding contracts with Samsung in respect of nine newbuildings which have an aggregate contract price of approximately $1.7 billion. As of December 31, 2018, the aggregate outstanding balance was $1.6 billion, which will be paid in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

        As of December 31, 2018, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2018(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	430,600
Amounts due in one to three years	1,122,465

Total	1,553,065

(1)
Amounts do not reflect installments of $11.2 million paid in 2019 to date.

        The shipbuilding contracts provide for the nine newbuildings to be delivered and ready for immediate operation on various dates in 2019 through 2021. The shipbuilding contracts require

Samsung to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay, we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

        In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default, and if a default by us were to continue for more than 15 business days, Samsung would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

Ship Management Services and Construction Supervision

        Except for the Solaris, which is managed by a subsidiary of Shell, management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2018, ship management services provided to external customers accounted for approximately 0.1% of our consolidated revenues.

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

Technical and Operational Management

        Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations for our owned and bareboat fleet (with the exception of the Solaris) and for the Methane Nile Eagle owned by Egypt LNG. The services provided include crewing, training, employing armed guards for transport in certain high-risk areas, insurance, maintenance and repair, procurement of supplies and equipment, regulatory and classification compliance and HSSE management and reporting, as well as dry-docking under certain charters. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities.

        In the case of the Methane Nile Eagle owned by Egypt LNG the crewing and other operational costs are fully passed-through to the ship owner, and the customers pay us a management fee per ship per month for our technical management services. In connection with our ship management services provided to the Methane Nile Eagle, we have entered into a consultant service agreement pursuant to which we provide specialized services relating to the management of the LNG carrier. These services include the development and installation of a ship's ship management system, which includes installing onboard hardware and software systems and providing related training to the ship's personnel. The terms of the Methane Nile Eagle ship management agreement and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner's sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Skagen, the GasLog Salem and the GasLog Shanghai, a GasLog Partners vessel, we operate in the spot market that covers short-term charters of less than one year.

        Although we believe that we are one of a small number of large independent owners who focus primarily on newly-built, technically advanced LNG carriers, a growing number of other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. Several of these other ship owners and managers have decided to enter, or to expand their presence in, the LNG market with newbuilding vessels over the last year, and potentially others may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing primarily on charter contracts with initial terms of seven to ten years, as well as the scale of our technical ship management operations, differentiates us to some extent from other independent owners.

        In addition to independent owners, some of the major oil and gas producers own LNG carriers and, in the recent past, they have contracted for the construction of new LNG carriers. Certain national oil and gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies, as well as other market participants such as trading companies who have LNG shipping capacity contracted on multi-year charters, may compete with independent owners by using their fleets to carry LNG for third parties.

Seagoing and Shore-Based Employees

        As of December 31, 2018, we had 160 full-time employees and contractors based in our offices in Greece, Monaco, London, New York, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,517 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2018, our retention rate was 96% for senior seagoing officers, 98% for other seagoing officers and 94% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in some of our time charters, including automatic periodic adjustment and cost review provisions.

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

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessel as of February 27, 2019:

Ship Name	Dry-docking and Special Survey
Solaris	2019
Methane Lydon Volney.	2019
GasLog Saratoga	2019
Methane Jane Elizabeth	2019
GasLog Savannah	2020
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Julia Louise	2020
GasLog Chelsea	2020
GasLog Singapore	2020
Methane Becki Anne	2020
GasLog Salem.	2020
Methane Rita Andrea	2021
GasLog Greece	2021
GasLog Glasgow	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Shanghai	2023
GasLog Houston	2023
GasLog Hong Kong	2023
GasLog Genoa	2023
GasLog Skagen	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
Hull No. 2131	2024
Hull No. 2212	2024
Hull No. 2213	2025
Hull No. 2262	2025
Hull No. 2274	2025
Hull No. 2300	2025
Hull No. 2301	2025
Hull No. 2311	2026
Hull No. 2312	2026

Risk of Loss, Insurance and Risk Management

        The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, a cyber event, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

        We maintain hull and machinery insurance on all our owned and bareboat ships against marine and war risks in amounts that we believe to be prudent to cover such risks, as well as loss of hire insurance against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under our hull and machinery insurance. In addition, we maintain protection and indemnity insurance on all our owned and bareboat ships up to the maximum insurable limit available at any given time. We also maintain ship manager insurance in respect of our managed vessel and cyber insurance coverage for all our owned and bareboat ships. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Loss of Hire Insurance/Delay Insurance

        We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also have in place delay insurance which, like loss of hire, covers all of our owned and bareboat vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The policy has a deductible of two days with a maximum of 12 days (which brings it in line with the loss of hire deductible of 14 days) and a daily rate per vessel of $40,000 for our wholly owned and bareboat vessels or the hire rate agreed as per the loss of hire insurance policy for the Partnership's vessels.

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

        Our protection and indemnity insurance is currently subject to limits of $3.0 billion per ship per event in respect of liability to passengers and seamen, $2.0 billion per ship per event in respect of liability to passengers and $1.0 billion per ship per event in respect of liability for oil pollution.

        As a member of a P&I association, we will be subject to calls, payable to the P&I association based on the International Group's claim records as well as the claim records of all other members of the P&I association of which we are a member.

Cyber Insurance

        We have insurance coverage for cyber related risks. The policy covers physical damage to any of our vessels up to $50.0 million per vessel with a fleet aggregate limit of $150 million for each of the GasLog and GasLog Partners fleets.

Safety Performance

        We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2018, GasLog's fleet experienced three recordable injuries and six first aid cases.

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

        We believe that our ships operate in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our ships have an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly strict requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability.

International Maritime Regulations

        The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea ("SOLAS"), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW") and the International Convention for the Prevention of Pollution From Ships ("MARPOL"). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code". The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meets these requirements. The GasLog fleet is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the "IGC Code"), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

        SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2019, SOLAS 1974 had 164 contracting states, which flag about 99% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

        STCW, 1978 was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement on international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments entered into force on January 1, 2012 under the tacit acceptance procedure and were aimed at bringing the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

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

        The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention", which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our owned ships that satisfies these requirements. Non-compliance with the ISM Code or other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including ports in the United States and Europe.

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

        OPA also requires owners and operators of ships over 300 gross tons to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of all of our delivered ships and we intend to obtain such certificates in the future for each of our vessels, if they are required to have them.

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

        The United States Environmental Protection Agency, or "EPA", has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United

States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the "VGP". To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or "NOI", at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, or "VIDA", enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

        The CAA also requires states to adopt State Implementation Plans, or "SIPs", designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the "BWM Convention". The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

        Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or "HNS Convention", if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or "HNS", including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

  Greenhouse Gas Regulations

        The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 31, 2012. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

        The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, the International Paris Agreement, which entered into force on November 4, 2016, establishes a framework for reducing global greenhouse gas emissions designed to take effect by 2020, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant expenditures that we cannot predict with certainty at this time.

        We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize fuel-efficient diesel electric and low pressure two-stroke propulsion, can be considered among the cleanest of large ships in terms of emissions.

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

C. Organizational Structure

        GasLog is a holding company incorporated in Bermuda. As of February 27, 2019, it has 50 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus and England and Wales. Of our subsidiaries, 34 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 35 are wholly owned by us and 16 are 27.5% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

        We occupy office space at 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a lease agreement between our subsidiary, GasLog Monaco S.A.M., and a third-party property owner. We also occupy office space at: (i) 69 Akti Miaouli, Piraeus, GR 185 37, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping; the lease agreement is disclosed and filed with the Greek authorities, and has been entered into at market rates; (ii) 81 Kings Road, London SW3 4NX, United Kingdom, which we lease through our subsidiary, GasLog Services UK Ltd.; (iii) ~24-02B Asia Square Tower 2, Singapore, which we lease through our subsidiary, GasLog Asia PTE. Ltd.; and (iv) 2187 Atlantic Street, 5th Floor, Stamford CT, 06902, USA which we lease through our subsidiary, GasLog Services U.S. Inc.

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

        We are an international owner, operator and manager of LNG carriers. As of February 27, 2019, our wholly owned fleet consists of 20 LNG carriers, including 11 ships in operation and nine LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, which owns 14 LNG carriers, and GasLog has leased back for a period of up to 20 years one vessel sold to Lepta Shipping in February 2016. We currently manage and operate 26 LNG carriers including 11 of our wholly owned vessels in operation, 13 ships contributed or sold to the Partnership (the Solaris is managed by a subsidiary of Shell), the bareboat vessel and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. We have secured multi-year time charter contracts for six of our operating ships, 13 of the 14 ships owned by the Partnership, the bareboat vessel and seven of our nine newbuildings on order, while six of our ships, including one of the ships owned by the Partnership, are operating in the spot market. As of December 31, 2018, our contracts are expected to provide total contracted revenue of $3.6 billion during their initial terms, which expire between 2019 and 2029.

        The additional LNG carrier in which we also have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

        We generate revenues by chartering our ships to customers on multi-year time charters and short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting through our wholly owned subsidiary GasLog LNG Services. The Group's chief operating decision maker, being the Chief Executive Officer, reviews the Group's operating results on a consolidated basis as one operating segment.

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", oil prices exhibited significant volatility during the final months of 2018. Oil prices had risen steadily during 2018, pushed higher by an encouraging macroeconomic backdrop and positive supply and demand fundamentals. Oil prices subsequently posted multi-year highs in October 2018. However, oil prices then declined significantly on concerns of a global economic slow down and its potential impact on the oil markets, as well as perceptions of oversupply as a result of growing inventories.

        After a period of strength during the third quarter of 2018 following strong demand in both Asia and Europe, global gas prices, as measured by the Title Transfer Facility ("TTF") and the Japan Korea Marker ("JKM") price indices in North West Europe and North Asia respectively, were also weaker in the fourth quarter of 2018 as a result of the fall in oil prices, ample gas inventory levels and warmer than normal temperatures at the start of the winter in both regions. On the contrary, spot U.S. natural gas prices rose sharply towards the end of 2018, reflecting inventory drawdowns during a colder than normal start to the winter in the U.S.

        The concerns over oil market oversupply and deteriorating macroeconomic fundamentals seen in late 2018 have partially reversed in early 2019, resulting in a modest recovery in oil prices. However, international gas prices have continued to fall due to weaker than normal winter demand, healthy inventory levels in key demand regions and ample supply of both piped gas and LNG. As of February 21, 2019, Brent crude oil was quoted at approximately $67.1 per barrel compared to approximately $65.4 per barrel at this time last year, while international natural gas prices were quoted at approximately $5.9 per million British thermal units ("MMBtu") for TTF compared to $5.8 per MMBtu at the same time last year, and at approximately $6.9 per MMBtu for JKM compared to $8.3 per MMBtu at the same time last year. In the U.S., spot Henry Hub natural gas price at $2.7 per MMBtu as of February 21, 2019 was unchanged year-on-year. We believe that the differential between Asian market gas prices and those in the Atlantic Basin and U.S. markets, where Henry Hub gas pricing averaged (on a volume weighted basis) $3.26 per MMBtu in 2018, is a significant driver of spot global LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances, such as between sources of LNG in the Atlantic Basin and markets in Asia. The recent declines in Asian and European gas prices referenced above have resulted in a differential not currently wide enough to incentivize inter-basin trade. However, gas price futures imply that the inter-basin arbitrage opportunity will exist periodically in coming years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

        The global seaborne trade of LNG was 326 mtpa in 2018, with LNG output projected by Wood Mackenzie to rise 12% to approximately 366 mtpa in 2019. This expected growth is driven by the ramp-up of new supply commissioned in 2018 and new capacity scheduled onstream in 2019. During the second half of 2018, the Ichthys, Corpus Christi Train 1, Sabine Pass Train 5 and Yamal Train 3 projects were brought onstream with a combined production capacity size of 23.7 mtpa. According to Wood Mackenzie, new supply additions during 2019 will come mainly from the U.S., including Elba Island, Cameron Trains 1 and 2, Freeport Trains 1 and 2 (combined total of 26.5 mtpa), new projects in Australia (Prelude 3.6 mtpa) and Russia (2.2 mtpa).

        During 2018, there was renewed momentum in the planning and approval of new LNG production capacity. A total of 21 mtpa of capacity from the LNG Canada, Corpus Christi Train 3 and the Greater Tortue Ahmeyim projects reached FID in 2018. In February 2019, the Golden Pass (16 mtpa) project in the U.S. also reached FID. Based on Wood Mackenzie data and our estimates, approximately 57 mtpa of new capacity is expected to come onstream between 2020 and 2024. This includes the third trains at both Cameron and Freeport in the U.S., first LNG production from Mozambique's Coral project, Corpus Christi Train 3, LNG Canada, Tangguh Train 3, Greater Tortue Ahmeyim and Golden Pass.

LNG Demand

        Demand for LNG continued to grow strongly in 2018, primarily as a result of economic growth, energy and environmental policy, energy security considerations and declines in domestic natural gas production in certain countries. In total, LNG demand increased by 9%, from 288 mtpa in 2017 to 313 mtpa in 2018. China's LNG imports registered another year of significant growth, rising by 41% to 54 mtpa in 2018 following 44% growth in 2017. During 2018, China overtook Japan as the largest importer of piped natural gas and LNG globally. Other established markets where LNG demand grew strongly in 2018 included India, South Korea, Pakistan and Turkey. During 2018, Bangladesh, Panama and Russia (Kaliningrad) also began importing LNG, bringing the total number of LNG importing countries to 43.

        The increase in the total number of importing nations has been facilitated by the versatility in energy demand, declining domestic natural gas production in certain countries, energy policies resulting in a switch to natural gas from fuels with higher carbon emissions, a desire to enhance energy security through diversification of supply and the versatility and attractive economics of FSRUs. These are either custom-built vessels or LNG carriers that have been converted to operate as FSRUs and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase the number of potential LNG markets and trade routes. In 2018, Bangladesh inaugurated its first FSRU terminal. Several other countries are steadily progressing FSRU projects, including Greece, Hong Kong and Australia.

        According to Poten, there are currently 30 FSRUs on the water, with a further ten being delivered over the next two to three years. However, the availability of on-the-water FSRUs without charters and increasingly competitive tenders are putting FSRU charter rates and financial returns under pressure. In addition, newbuild FSRU costs are at historical lows, with a comparable all-in cost to a modern TFDE conversion. While this continues to be the case, the competitive advantage of an FSRU conversion is predominantly 'speed-to-market', targeting projects where permanent land-based LNG regasification terminals cannot be delivered in time to meet import requirements.

        During 2018 there was a significant increase in the number of long-term LNG off-take contracts announced, a positive indicator for future LNG demand. According to Wood Mackenzie and company disclosures, 95 mtpa of long-term (defined as greater than 5 years duration) off-take commitments have been agreed since the beginning of 2018, compared to 25 mtpa in 2017. The nature of the LNG marketplace continued to evolve in 2018. According to the Financial Times, the top three independent commodity traders increased their delivered LNG volumes by almost 40% to 31 million tonnes in 2018, taking market share from traditional participants such as national oil companies and major integrated oil companies.

        The agreements signed in 2018 and early 2019 included Trafigura purchasing 1 mtpa from Cheniere Marketing, LLC for 15 years beginning in 2019. Tokyo Gas Co. Ltd. and Centrica LNG Company Limited entered into a Heads of Agreement for a combined 2.6 mtpa over 20 years from the Area 1 Project in Mozambique. Polish Oil and Gas Company has contracted to receive 2.0 mtpa over 20 years from both Venture Global LNG's proposed Calcasieu Pass and Plaquemines LNG export facilities and Port Arthur LNG, LLC. Taiwan's state owned oil and gas company, CPC Corporation, has contracted to take 2.0 mtpa over 25 years from Cheniere commencing in 2021. In September 2018, Qatargas announced an agreement to sell approximately 3.4 mtpa of LNG to PetroChina International Company Limited over 22 years. Sumitomo Corporation of the Americas contracted to receive 2.2 mtpa over 20 years from the Freeport project (FLNG Liquefaction 4) in the U.S. The partners in the LNG Canada project (Korea Gas Corporation, Mitsubishi Corporation, Petronas, PetroChina

Company Limited and Shell) are expected to market LNG production from the project either as portfolio volumes or market for onward sale, with Toho Gas Co., Ltd. and Tokyo Gas signing for a combined 0.9 mtpa over 15 and 13 years, respectively, from Mitsubishi Corporation. Vitol Asia Pte. Ltd. recently signed for 0.8 mtpa of LNG supply over 15 years from Petronas LNG Ltd., which is primarily expected to be sourced from the LNG Canada project. Petronas LNG Ltd. announced in December 2018 an agreement to purchase 1.1 mtpa from Cheniere Energy Partners, L.P. for a term of 20 years. In late 2018, the Rovuma LNG project offshore Mozambique secured off-take commitments from its joint venture partners, a key milestone ahead of a probable FID in 2019. In early 2019, the Mozambique Area 1 partners announced long-term offtake agreements with CNOOC (1.5 mtpa over 13 years), Shell (2 mtpa for 13 years), Bharat Petroleum (1 mtpa over 15 years) and Pertamina (1 mtpa over 20 years). Finally, the Golden Pass project in the U.S. reached FID in February 2019, with its partners Qatar Petroleum and ExxonMobil expected to market LNG production from the project as portfolio volumes.

        Several of these projects and others continue to make progress towards taking FID. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Shipping Rates and Chartering Activity

        At the beginning of 2018, spot rates for TFDE LNG carriers, as quoted by Clarksons, stood at $82,000 per day, displaying continued strength following significant demand for spot LNG cargoes during a colder than anticipated Northern Hemisphere winter and strong demand growth in North Asia, especially China and South Korea. Rates subsequently declined, reaching a low of $38,000 per day in April 2018, as the seasonal fall in Northern Hemisphere gas demand coincided with new LNG carrier capacity entering the market, unexpected supply outages from existing LNG plants and a delay in commissioning new LNG supply capacity. Spot rates increased counter-seasonally in mid-2018 and strengthened further in the second half of the year. Warmer than anticipated temperatures during the Northern Hemisphere summer led to increased gas demand for power generation, driving an increase in LNG imports. In addition, China sought to front load its LNG imports during the third quarter of 2018 to avoid a repeat of the 2017/2018 winter, when a significant number of LNG cargoes were procured at short notice to meet high demand. The combination of these factors, as well as high levels of utilization across the global LNG fleet, saw an unprecedented spike in rates for available spot LNG vessels in the final months of 2018, resulting in all-time highs of $190,000 per day for a TFDE carrier. Rates started to moderate late in the year and continued to fall in early 2019 as prompt shipping availability increased following a weaker than normal winter demand in the later stages of the Northern Hemisphere winter and the delivery of 53 new LNG carriers in 2018. As at February 27, 2019 Clarksons estimates spot rates for TFDEs at $52,000/day.

        The number of spot charterers increased during 2018, with Poten estimating that 58 companies chartered at least one ship in 2018, compared to 55 in 2017. However, many charterers fixed vessels on multi-month and/or multi-voyage terms ahead of anticipated tightness in LNG shipping markets during the Northern Hemisphere winter. As a result, average charter durations rose from 32 days in 2017 to 45 days in 2018. Consequently, the total number of spot fixtures declined in 2018, with Poten estimating that 326 spot fixtures (defined as 180 days or less in duration) of LNG vessels in the year, compared with 339 in 2017. However, short and medium term fixtures (defined by Poten as 181 days to seven years in duration) increased from 19 in 2017 to 77 in 2018. Structural medium-term tightness in the LNG carrier market combined with a recent increase in spot vessel availability could result in this trend continuing.

        Looking ahead, in our view, further LNG demand growth, new sources of supply coming onstream and a slower pace of LNG carrier fleet growth in 2019 compared to 2018 should combine to create the potential for LNG shipping spot rates to stage a strong recovery from recent seasonal falls. However, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarter of 2018, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. Over the longer term, if construction and commissioning of the new LNG production facilities referenced above in "LNG Supply" proceed as expected by Wood Mackenzie, the incremental supply of LNG will increase the demand for LNG shipping capacity. Although some of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity are being noted and consensus LNG demand forecasts continue to suggest a potential shortfall of LNG shipping capacity during the middle of the next decade. However, 2018 newbuild order activity has reduced the potential shortfall in shipping capacity we had previously identified for the early next decade.

        While there is a broad consensus that the LNG shipping market will be tight over the next two to three years, delays to start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        According to Poten, as of February 11, 2019, the global fleet of dedicated LNG carriers (>65,000 cbm) consisted of 493 vessels, with 105 LNG carriers on order, of which 66 have long-term charters. Poten estimates that a total of 38 LNG carriers are due to be delivered in 2019, with 24 of these in the first half of the year.

        In 2018, 61 orders for LNG carriers were placed, as estimated by Poten. Newbuild ordering saw a significant increase in 2018 relative to previous years, as industry participants reacted to the positive outlook for LNG demand and supply, the increase in long-term chartering activity referenced above, and attractive shipyard prices for newbuild vessels, although these prices have started to increase while still being relatively low by historical standards. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG leading to transportation inefficiencies with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or floating storage units and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements. The statements in this "Industry Overview and Trends" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See "Item 3. Key Information—D. Risk Factors" of this annual report.

A. Operating Results

Factors Affecting Our Results of Operations

        We believe the principal factors that will affect our future results of operations include:

  •
  the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;

  •
  the number of LNG carriers in our owned and managed fleets;

  •
  the timely delivery of our ships under construction;

  •
  our ability to obtain acceptable financing in respect of our capital and refinancing commitments;

  •
  our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

  •
  the performance of our charterers;

  •
  the supply-demand relationship for LNG shipping services, including the impact of greater competition in the LNG shipping market;

  •
  our ability to employ the ships we own and the bareboat vessel, including our LNG carriers on order, that currently do not have charters at economically attractive rates;

  •
  the effective and efficient technical management of the ships under our management;

  •
  our ability to maintain the recruitment and retention of appropriately qualified seafarers and shore staff;

  •
  our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers' requirements; and

  •
  economic, regulatory, political and governmental conditions that affect the LNG market and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

        In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

  •
  the hire rate earned by our owned ships;

  •
  unscheduled off-hire days;

  •
  the fees we receive for technical ship management services;

  •
  the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;

  •
  our level of debt, the related interest expense and the timing of required payments of principal;

  •
  mark-to-market changes in derivative financial instruments and foreign currency fluctuations; and

  •
  the level of our general and administrative expenses, including salaries and costs of consultants.

        See "Item 3. Key Information—D. Risk Factors" for a discussion of certain risks inherent in our business.

Principal Components of Revenues and Expenses

Revenues

        Our revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship's operating costs, we may be entitled to receive additional revenues under those charters. Under some of the other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant operating cost increases. See "Item 4. Information on the Company—B. Business Overview—Ship Time Charters—Hire Rate Provisions" for a more detailed discussion of the hire rate provisions of our charter contracts.

        Our LNG carriers are employed through time charter or spot charter contracts. The charter hire revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer. Except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date.

        The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2018 for (a) the six ships in our wholly owned fleet, the 13 ships in the GasLog Partners' fleet and the bareboat vessel for which we have secured time charters and (b) seven of our nine newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events, including charter party agreements signed or amended, occurring after December 31, 2018. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Skagen, the GasLog Salem and the GasLog Shanghai that are operating in the Cool Pool, our two newbuild vessels without charters, or any additional ships we may acquire in the future; nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Skagen, the GasLog Salem, the GasLog Shanghai or one or both of our uncontracted newbuild vessels and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report but, if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2018

	For the Year Ending December 31,
	2019	2020	2021	2022	2023 - 2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$548.1	$480.9	$459.6	$453.7	$1,681.5	$3,623.8
Total contracted days(1)	7,429	6,565	6,029	5,840	21,967	47,830
Total available days(2)	9,874	10,697	12,202	12,775	88,085	133,633
Total unfixed days(3)	2,445	4,132	6,173	6,935	66,118	85,803
Percentage of total contracted days/total available days	75.2%	61.4%	49.4%	45.7%	24.9%	35.8%

(1)
Reflects time charter revenues and contracted days for six of our wholly owned ships, the 13 of the 14 ships owned by the Partnership, the bareboat vessel and seven of our nine newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement, the two newbuild vessels without charters and the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter's term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(2)
Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)
Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels operating in the spot/short-term market and the two uncommitted newbuild vessels.

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

Net Pool Allocation

        In relation to the vessels participating in the Cool Pool, net pool allocation represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

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

Vessel Operating and Supervision Costs

        We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, including dry-docking, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. Certain of our charters contain provisions that significantly reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

        In addition, we pay fees to GasLog LNG Services in connection with our own newbuildings on order for plan approval and construction supervision services provided by GasLog LNG Services and to cover third-party expenses incurred by GasLog LNG Services in respect of the newbuildings. These fees, other than any intercompany profit, are capitalized as part of the asset value of our ships. The fees paid for technical ship management services, which are considered vessel operating and supervision costs of our owned fleet (and corresponding revenues of GasLog LNG Services), are eliminated on consolidation.

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

General and Administrative Expenses

        General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with share-based compensation, rent, utilities, travel expenses, legal expenses, information and computing equipment and services, other professional services and consultants, training for crew familiarization and other advisor costs.

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

(Loss)/Gain on Derivatives

        (Loss)/gain on derivatives consist of the ineffective portion of changes in the fair value of the derivatives that meet hedge accounting criteria, net interest on derivative financial instruments held for trading, the movement in the fair value of the derivative financial instruments that have not been designated as hedges and the amortization of the cumulative unrealized loss for the derivative contracts in respect of which hedge accounting was discontinued.

Share of Profit of Associates

        The share of profit of associates consists of our share of profits from (a) our 25.0% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle and (b) our 20.0% ownership in Gastrade, a Greek private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other infrastructure.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

	Year ended December 31,
	2017	2018	Change
Amounts are in thousands of U.S. Dollars
Revenues	$525,229	$618,344	$93,115
Net pool allocation	7,254	17,818	10,564
Voyage expenses and commissions	(15,404)	(20,374)	(4,970)
Vessel operating and supervision costs	(122,486)	(128,084)	(5,598)
Depreciation	(137,187)	(153,193)	(16,006)
General and administrative expenses	(39,850)	(41,993)	(2,143)

Profit from operations	217,556	292,518	74,962

Financial costs	(139,181)	(166,627)	(27,446)
Financial income	2,650	4,784	2,134
Gain/(loss) on derivatives	2,025	(6,077)	(8,102)
Share of profit of associate	1,159	1,800	641

Total other expenses, net	(133,347)	(166,120)	(32,773)

Profit for the year	84,209	126,398	42,189

Non-controlling interests	68,703	78,715	10,012

Profit attributable to owners of the Group	$15,506	$47,683	$32,177

        During the year ended December 31, 2018, we had an average of 26.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 9,030 operating days and an average of 25.5 ships operating under our technical management (including 25.0 of our owned and bareboat ships). During the year ended December 31, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet having 8,317 operating days and an average of 23.4 ships operating under our technical management (including 22.0 of our owned ships).

        Revenues:    Revenues increased by 17.7%, or $93.1 million, from $525.2 million during the year ended December 31, 2017 to $618.3 million during the year ended December 31, 2018. The increase in revenues is mainly attributable to an increase of $64.2 million in revenues from our vessels operating in the spot market due to the significant increase in LNG shipping spot rates during the year. There was also an increase in revenues of $63.7 million due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively). These deliveries resulted in an increase in operating days. These increases were partially offset by a decrease of $25.4 million due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. Following the expiration of their initial charters, the GasLog Shanghai has been trading in the spot market through the Cool Pool, the GasLog Santiago began a new, multi-year charter with Trafigura and the GasLog Sydney began a new 18-month charter with Cheniere. There was also a decrease of $8.4 million due to increased off-hire days for four scheduled dry-dockings in the year ended December 31, 2018 compared to only one scheduled dry-docking in the same period of 2017 and a decrease of $0.7 million due to increased off-hire days from the remaining vessels. The average daily hire rate increased from $63,006 for the year ended December 31, 2017 to $68,392 for the year ended December 31, 2018. Furthermore, there was a decrease of $0.3 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties.

        Net Pool Allocation:    Net pool allocation increased by $10.5 million, from $7.3 million during the year ended December 31, 2017 to $17.8 million during the year ended December 31, 2018. The increase in net pool allocation was attributable to the movement in the adjustment of the net pool results earned by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $102.3 million and $10.2 million, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2018 (December 31, 2017: $38.0 million and $9.1 million, respectively). The increase in GasLog's total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog's total net pool performance is presented below:

	For the year ended
	2017	2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	38,046	102,253
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(9,122)	(10,154)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	7,254	17,818

GasLog's total net pool performance	36,178	109,917

        Voyage Expenses and Commissions:    Voyage expenses and commissions increased by 32.5%, or $5.0 million, from $15.4 million during the year ended December 31, 2017 to $20.4 million during the year ended December 31, 2018. The increase in voyage expenses and commissions is mainly attributable to an increase of $3.6 million in bunkers consumed and voyage expenses during certain unchartered and off-hire periods, an increase of $0.3 million in voyage expenses of the vessels operating in the spot market and an increase of $1.1 million in brokers' commissions.

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 4.6%, or $5.6 million, from $122.5 million during the year ended December 31, 2017 to $128.1 million during the year ended December 31, 2018. The increase in vessel operating and supervision costs is primarily attributable to the increase in ownership days due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, which caused an increase in crew costs, partially offset by a decrease in taxes. The average daily operating cost per vessel decreased from $15,254 per day in 2017 to $14,306 per day in 2018.

        Depreciation:    Depreciation increased by 11.7%, or $16.0 million, from $137.2 million during the year ended December 31, 2017 to $153.2 million during the year ended December 31, 2018. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2018 compared to 2017.

        General and Administrative Expenses:    General and administrative expenses increased by 5.3%, or $2.1 million, from $39.9 million during the year ended December 31, 2017 to $42.0 million during the year ended December 31, 2018. The increase in general and administrative expenses is mainly attributable to an increase of $2.2 million in employee costs mainly due to the unfavorable movement of the United States Dollar ("USD") against the Euro ("EUR") and the British Pound (we have entered into forward foreign exchange contracts to hedge economically part of this exposure and the associated realized gains are recorded in Gain/(loss) on derivatives, which is discussed below).

        Financial Costs:    Financial costs increased by 19.7%, or $27.4 million, from $139.2 million during the year ended December 31, 2017 to $166.6 million during the year ended December 31, 2018. The increase in financial costs is attributable to an increase of $28.7 million in interest expense on loans, bonds and cash flow hedges, an increase of $0.3 million in the other financial costs and an increase of $0.2 million in the amortization of deferred loan issuance costs. The above increases were partially offset by a decrease of $1.5 million in losses arising upon the repurchase in 2017 of the NOK denominated bonds at a premium and a decrease of $0.3 million in finance lease charges. During the year ended December 31, 2018, we had an average of $2,886.3 million of outstanding indebtedness, with a weighted average interest rate of 4.8%, while during the year ended December 31, 2017, we had an average of $2,688.2 million of outstanding indebtedness, with a weighted average interest rate of 4.1%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

        (Gain)/loss on Derivatives:    Gain on derivatives decreased by $8.1 million, from a gain of $2.0 million for the year ended December 31, 2017 to a loss of $6.1 million for the year ended December 31, 2018. The decrease is mainly attributable to a decrease of $18.5 million in the gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss and an increase of $0.2 million in the ineffective portion of cash flow hedges, partially offset by a decrease of $6.2 million in realized loss from derivative financial instruments held for trading and a decrease of $4.4 million in loss that was reclassified from equity to the statement of profit or loss.

        Profit for the Year:    Profit increased by 50.1%, or $42.2 million, from $84.2 million for the year ended December 31, 2017 to $126.4 million for the year ended December 31, 2018 as a result of the aforementioned factors.

        Profit/(Loss) Attributable to Owners of the Group:    Profit Attributable to Owners of the Group increased by $32.2 million, from a profit of $15.5 million for the year ended December 31, 2017 to a profit of $47.7 million for the year ended December 31, 2018. The increase in profit attributable to the owners of GasLog resulted from the increase in profit mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) as a result of the issuances under the GasLog Partners' ATM Programme, the preference unit issuances in January 2018 and November 2018 and the sale of three vessels to GasLog Partners in 2017 and another two vessels in 2018.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

	Year ended December 31,
	2016	2017	Change
Amounts are in thousands of U.S. Dollars
Revenues	$466,059	$525,229	$59,170
Net pool allocation	(4,674)	7,254	11,928
Voyage expenses and commissions	(10,510)	(15,404)	(4,894)
Vessel operating and supervision costs	(112,632)	(122,486)	(9,854)
Depreciation	(122,957)	(137,187)	(14,230)
General and administrative expenses	(38,642)	(39,850)	(1,208)

Profit from operations	176,644	217,556	40,912

Financial costs	(137,316)	(139,181)	(1,865)
Financial income	720	2,650	1,930
(Loss)/gain on derivatives	(13,419)	2,025	15,444
Share of profit of associates	1,422	1,159	(263)

Total other expenses, net	(148,593)	(133,347)	15,246

Profit for the year	28,051	84,209	56,158

Non-controlling interests	49,537	68,703	19,166

(Loss)/profit attributable to owners of the Group	$(21,486)	$15,506	$36,992

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

        Net Pool Allocation:    Net pool allocation increased by $12.0 million, from a $4.7 million loss during the year ended December 31, 2016 to a $7.3 million gain during the year ended December 31, 2017. The increase was attributable to the movement in the adjustment of the net pool results earned by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $38.0 million and $9.1 million, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2017 (December 31, 2016: $19.8 million and $3.3 million, respectively). The increase in GasLog's total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog's total net pool performance is presented below:

	For the year ended
	2016	2017
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	19,789	38,046
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(3,332)	(9,122)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	(4,674)	7,254

GasLog's total net pool performance	11,783	36,178

        Voyage Expenses and Commissions:    Voyage expenses and commissions increased by 46.7%, or $4.9 million, from $10.5 million during the year ended December 31, 2016 to $15.4 million during the year ended December 31, 2017. The increase in voyage expenses and commissions is attributable to an increase of $4.0 million in bunkers' consumption of the vessels operating in the spot market and an increase of $0.9 million in brokers' commissions following the increase in revenues.

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 8.8%, or $9.9 million, from $112.6 million during the year ended December 31, 2016 to $122.5 million during the year ended December 31, 2017. The increase in vessel operating and supervision costs is primarily attributable to the increase in ownership days due to the full operation of the 2016 deliveries mentioned above. The average daily operating cost per vessel marginally decreased from $15,253 per day in 2016 to $15,254 per day in 2017.

        Depreciation:    Depreciation increased by 11.5%, or $14.2 million, from $123.0 million during the year ended December 31, 2016 to $137.2 million during the year ended December 31, 2017. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2017 compared to 2016.

        General and Administrative Expenses:    General and administrative expenses increased by 3.4%, or $1.3 million, from $38.6 million during the year ended December 31, 2016 to $39.9 million during the year ended December 31, 2017. The increase in general and administrative expenses is mainly attributable to an increase of $1.8 million in employee costs and an increase of $0.7 million in non-cash share-based compensation expense, partially offset by a decrease of $1.2 million in net foreign exchange losses.

        Financial Costs:    Financial costs increased by 1.4%, or $1.9 million, from $137.3 million during the year ended December 31, 2016 to $139.2 million during the year ended December 31, 2017. The increase in financial costs is attributable to an increase of $17.2 million in interest expense on our 8.875% Senior Notes, the increase of $9.3 million in interest expense on loans mainly due to the increased weighted average debt outstanding and the increased weighted average interest rate and an increase of $1.5 million in finance lease charges in 2017. The above increases were partially offset by (a) a decrease of $22.7 million in the amortization of deferred loan issuance costs and premium mainly driven by (i) a write-off of $18.2 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing in July 2016, (ii) a write-off of $2.1 million of unamortized bond fees and premium as a result of the NOK denominated bond repurchases in June 2016 and June 2017 and (iii) a write-off and accelerated amortization of $2.2 million due to the termination or scheduled prepayments of certain facilities, (b) a decrease of

$1.8 million in interest expense on the NOK denominated bonds and realized losses on CCSs (on which we apply hedge accounting), (c) a decrease of $0.9 million in other financial costs and (d) a decrease of $0.7 million in loss arising upon the repurchase of the NOK denominated bonds at a premium. During the year ended December 31, 2017, we had an average of $2,688.2 million of outstanding indebtedness, with a weighted average interest rate of 4.1%, while during the year ended December 31, 2016, we had an average of $2,452.9 million of outstanding indebtedness, with a weighted average interest rate of 3.5%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

        (Loss)/gain on Derivatives:    Loss on derivatives decreased by 114.9%, or $15.4 million, from a $13.4 million loss for the year ended December 31, 2016 to a $2.0 million gain for the year ended December 31, 2017. The decrease in loss on derivatives is mainly attributable to a decrease of $19.1 million in loss that was reclassified from equity to the statement of profit or loss ($17.2 million of which related to the cumulative loss from the period during which the hedges of the interest rate swaps terminated in July 2016 were effective and $1.2 million of which related to the decrease from the CCS agreements terminations/ modification in June 2016 and June 2017) and a decrease of $4.3 million in realized loss from derivative financial instruments held for trading, partially offset by a decrease of $8.0 million in the gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss.

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

Customers

        For the year ended December 31, 2018, we received 74.2% of our revenues from Shell, 16.5% of our revenues from various charterers in the spot/short-term market, 9.2% from major LNG producers and 0.1% of our revenues from Egypt LNG. For the year ended December 31, 2017, we received 92.6% of our revenues from Shell, 7.2% of our revenues from various charterers in the spot/short-term market and 0.2% of our revenues from Egypt LNG.

Seasonality

        Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned during the year by our vessels under multi-year charters. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements. However, our vessels trading in the spot market are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2018.

        Additionally, our business is not subject to seasonal borrowing requirements.

B. Liquidity and Capital Resources

        As of December 31, 2018, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO, proceeds from the 2014, 2015, 2016, 2017 and 2018 follow-on common and preference equity offerings by GasLog and GasLog Partners, the 2017 debt offering and the private placements, operating cash flows and long-term financings including bank loans and bond offerings. Our primary liquidity needs are to fund our ship-operating and general and administrative expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships' maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns, if any.

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

        Our funding and treasury activities are intended to provide return of capital while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

        As of December 31, 2018, we had $342.6 million of cash and cash equivalents, of which $121.9 million was held in time deposits and $0.6 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management. Moreover, as of December 31, 2018, GasLog had $25.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

        As of December 31, 2018, we had an aggregate of $2.8 billion of indebtedness outstanding under our credit agreements and bonds, of which $520.6 million was repayable within one year, and a $206.1 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.7 million was repayable within one year.

        We have entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2021 Bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the NOK 2021 Bonds. Refer to Note 26 to our audited consolidated financial statements included elsewhere in this annual report for details on our derivative arrangements.

        As of December 31, 2018, we had available amounts not yet drawn of $165.8 million under the October 2015 Facility. Additionally, there was an undrawn amount of $100.0 million under the revolving credit facility of the Legacy Facility Refinancing, which is available to be drawn, repaid and redrawn at any time until January 2021 and is to be repaid in July 2021.

        The total contract price for our nine newbuildings on order as of December 31, 2018 is approximately $1.7 billion, of which $141.9 million was paid as of December 31, 2018. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of these newbuildings on various dates in 2019, 2020 and 2021. As of December 31, 2018, the total remaining balance of the contract prices for the nine newbuildings was $1.6 billion, of which $430.6 million is due within 12 months which will be funded with existing undrawn debt, available cash, cash from operations and other financings we may enter into.

        On May 16, 2017, GasLog Partners commenced its ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the "Equity Distribution Agreement") entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144.0 million and to include UBS Securities LLC as a sales agent. On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM Programme from $144.0 million to $250.0 million.

        From establishment of the ATM Programme through December 31, 2018, GasLog Partners issued and received payment for 5,291,304 common units at a weighted average price of $23.33 per common unit for total gross proceeds of $123.4 million and total net proceeds of $121.2 million, after broker commissions of $1.0 million and other expenses of $1.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2.5 million.

        On January 5, 2018, GasLog prepaid the remaining $29.8 million of the Five Vessel Refinancing which would have been originally due in April 2018. The prepaid debt was associated with the Junior Tranche of the Five Vessel Facility, which was terminated on January 5, 2018.

        On January 17, 2018, the Partnership completed a public offering of 4,600,000 of its 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series B Preference Units") (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.2 million. The Partnership's Series B Preference Units are listed on the NYSE under the symbol "GLOP PR B".

        On March 23, 2018, the Partnership prepaid and terminated the $45.0 million term loan provided by GasLog under the New Sponsor Facility, which would have been due in March 2022.

        On November 15, 2018, the Partnership completed a public offering of its 4,000,000 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnerships' Series C Preference Units"), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $96.3 million. The Partnership's Series C Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR C".

        As our fleet expands, we will evaluate changes to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as to execute our business plan going forward. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See "Item 3. Key Information—D. Risk Factors" and "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Common Shares Dividend Policy" for a discussion of risks related to our ability to pay dividends.

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

        As of December 31, 2018, our current assets totaled $438.9 million while current liabilities totaled $669.4 million, resulting in a negative working capital position of $230.5 million. Current liabilities include $360.0 million from the outstanding indebtedness of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., due in November 2019. In February 2019, we signed a debt refinancing of up to $450.0 million with certain financial institutions (described under "Borrowing Activities" below), in order to refinance such indebtedness.

Cash Flows

Year ended December 31, 2017 compared to the year ended December 31, 2018

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2017	2018	Change
Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$223,630	$283,710	$60,080
Net cash used in investing activities	(74,599)	(692,999)	(618,400)
Net cash provided by financing activities	7,265	368,120	360,855

Net Cash Provided By Operating Activities

        Net cash provided by operating activities increased by $60.1 million, from $223.6 million during the year ended December 31, 2017 to $283.7 million during the year ended December 31, 2018. The increase was attributable to an increase in total revenues (revenues and net pool allocation) of $103.7 million, partially offset by a decrease of $23.5 million caused by movements in working capital accounts, an increase of $15.3 million in cash paid for interest including the interest paid for finance leases and a net decrease of $4.8 million from the remaining movements.

Net Cash Used In Investing Activities

        Net cash used in investing activities increased by $618.4 million, from $74.6 million during the year ended December 31, 2017 to $693.0 million during the year ended December 31, 2018. The increase is mainly attributable to an increase of $591.5 million in payments for the construction costs of newbuildings and other fixed assets and a net decrease in cash from short-term investments of $43.0 million in 2018 compared to 2017. The above movements were partially offset by $14.0 million in payments made for the investment in Gastrade made in 2017 and an increase of $2.1 million in cash from interest income.

Net Cash Provided By Financing Activities

        Net cash provided by financing activities increased by $360.8 million, from $7.3 million during the year ended December 31, 2017 to $368.1 million during the year ended December 31, 2018. The increase is mainly attributable to an increase of $244.2 million in proceeds from our borrowings, a decrease in bank loan and bond repayments of $165.3 million, an increase of $69.2 million in proceeds from the issuance of the Partnership's Series B and Series C Preference Units in 2018 as compared to the issuance of 5,750,000 of its 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series A Preference Units") in 2017 and an increase of $20.6 million from payments during 2017 for CCS termination. The above movements were partially offset by a decrease of $81.1 million in proceeds from GasLog Partners' common unit offerings and an increase of $57.0 million in dividend payments.

Year ended December 31, 2016 compared to the year ended December 31, 2017

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2016	2017	Change
Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$256,532	$223,630	$(32,902)
Net cash used in investing activities	(771,242)	(74,599)	696,643
Net cash provided by financing activities	439,766	7,265	(432,501)

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

$12.0 million in payments for CCS termination/modification and the NOK denominated bond repurchases.

Credit Facilities

        The following summarizes certain terms of the four outstanding facilities as of December 31, 2018:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
GasLog Partners Credit Facility	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ) and BNP Paribas (GasLog Partners Credit Facility)	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$360.0 million	n/a	LIBOR + applicable margin	2019	4 consecutive quarterly installments of $5.625 million and a balloon payment of $337.5 million together with the final quarterly installment in November 2019.
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
		GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (GasLog Genoa), GAS-twenty three Ltd. (GasLog Gladstone), GAS-twenty four Ltd. (GasLog Houston) and GAS-twenty five Ltd. (GasLog Hong Kong)	$1,024.0 million	$165.8 million	LIBOR + applicable margin	2028 and 2030(1)
							15 consecutive semi- annual installments of $11.5 million, 16 consecutive semi-annual installments of $11.4 million until 2026, a balloon payment due in 2026 of $121.4 million, four consecutive semi-annual installments of $16.9 million, 19 consecutive semi-annual installments of $17.6 million until 2028, a balloon payment due in 2028 of $93.4 million, and thereafter four consecutive semi-annual installments of $13.0 million.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Five Vessel Refinancing	ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-eighteen Ltd. (Methane Lydon Volney), GAS- nineteen Ltd. (Methane Alison Victoria), GAS- twenty Ltd. (Methane Shirley Elisabeth), GAS- twenty one Ltd. (Methane Heather Sally, GAS-twenty seven Ltd. (Methane Becki Anne)	Senior Tranche: $256.6 million Junior Tranche: Nil	n/a	LIBOR + applicable margin	2021	Senior Tranche: 10 consecutive quarterly installments of $6.2 million, 10 consecutive quarterly installments of $1.8 million and a balloon payment of $242.1 million together with the final quarterly installments in April 2021.

Junior Tranche: On January 5, 2018, the Junior Tranche was repaid and the loan was terminated.

Legacy Facility Refinancing	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-one Ltd. (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-six Ltd. (GasLog Skagen), GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris), GAS-nine Ltd. (GasLog Saratoga), GAS-ten Ltd. (GasLog Salem) and GAS-fifteen Ltd. (GasLog Chelsea)	Term loan facility: $833.3 million, Revolving facility: $0 million	$100.0 million	LIBOR + applicable margin	2021
							Term loan facility: 5 semi-annual installments of $29.2 million each and a balloon repayment of $687.5 million in July 2021. Revolving facility: Available for drawing and repayment at any time until January 2021 and July 2021, respectively. Total revolving facility amount of $100.0 million.

(1)
Maturity dates in 2026 and 2028 relate to drawn amounts only.

        Our credit facilities are secured as follows:

  •
  first priority mortgages over the ships owned by the respective borrowers;

  •
  guarantees from us and our subsidiary GasLog Carriers Ltd.; in the case of the GasLog Partners Credit Facility, guarantees from GasLog Partners and GasLog Partners Holdings LLC; in the case of the Five Vessel Refinancing, a guarantee from us, guarantees up to the value of the commitments relating to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessel; in the case of the Legacy Facility Refinancing, a guarantee from us guarantees up to the value of the commitments relating to the GasLog Seattle and the Solaris from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels; in the case of the October 2015 Facility, a guarantee from us, guarantees up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

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

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%;

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

        Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2018.

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

  •
  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%; and

  •
  the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

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

        Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2018.

2019 GasLog Partners Facility

        On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank ABP, filial i Norge, and Iyo Bank, Ltd. Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450.0 million (the "2019 GasLog Partners Facility") for the purpose of refinancing in full the existing Partnership Facility. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

        The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7.4 million, with a final balloon amount of $302.9 million reducing concurrently with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. The facility is currently undrawn.

        The obligations under the 2019 GasLog Partners Facility are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels (excluding the GasLog Shanghai, which participates in the Cool Pool), including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

        The 2019 GasLog Partners Credit Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

  •
  the aggregate amount of cash and cash equivalents, short term investments and available undrawn facilities with remaining maturities of at least six months must not be less than $45.0 million;

  •
  total indebtedness divided by total assets must be less than 65.0%; and

  •
  the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

        The 2019 GasLog Partners Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the 2019 GasLog Partners Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and, if it fails to do so, its lenders could accelerate our indebtedness.

        The 2019 GasLog Partners Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

Bonds

        On June 27, 2013, we issued NOK 500.0 million (or $83.2 million based on the exchange rate on June 27, 2013) of bonds under the bond agreement signed on June 25, 2013 between GasLog and the Bond trustee, as amended, that were due to mature on June 27, 2018 (the "NOK 2018 Bonds"). On May 2, 2014, we closed a follow-on issue of NOK 500.0 million (or $83.6 million based on the exchange rate on closing date) of the NOK 2018 Bonds at a premium of $4.2 million (based on the exchange rate on closing date). On June 27, 2016, we repurchased and cancelled NOK 588.0 million (or $70.7 million) of the outstanding NOK 2018 Bonds at a price of 103% of par value. On June 27, 2017, we repurchased and cancelled the outstanding NOK 2018 Bonds, at a price of 103.0% of par value for total consideration of NOK 424.4 million ($70.8 million at the swapped rate under the associated CCS).

        On June 27, 2016, GasLog completed the issuance of NOK 750 million (equivalent to $90.2 million) of NOK 2021 Bonds in the Norwegian bond market. The NOK 2021 Bonds will mature in May 2021 and bear interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the NOK 2021 Bonds, net of unamortized financing costs, as of December 31, 2018 was $85.2 million. We may redeem the aforementioned bonds in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.0% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.5% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.0% of par plus accrued interests on redeemed amount.

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

        Compliance with covenants under the NOK 2021 Bonds and the 8.875% Senior Notes is required at all times and we were in compliance with the respective financial covenants as of December 31, 2018.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures

        We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier, in 2016 we took delivery of four LNG carriers and in 2018 we took delivery of three LNG carriers. During the years ended December 31, 2018, 2017, 2016 and 2015, we funded $0.7 billion, $0.1 billion, $0.8 billion and $0.7 billion, respectively, of acquisition, construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the bonds, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO and proceeds from follow-on equity offerings and private placements.

        As of December 31, 2018, our commitments for capital expenditures related primarily to nine contracted LNG carriers on order were approximately $1,553.1 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship's construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

        We intend to fund part of these commitments from borrowings under the October 2015 Facility which has an undrawn amount of $165.8 million, available cash, new bank loan facilities and cash from operations.

        To the extent that we are unable to draw down the amounts committed under our credit facilities, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuildings and secondhand vessels, which could adversely impact our ability to pay dividends to our shareholders and materially adversely affect our results of operations and financial condition.

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

Classification of the Non-Controlling Interests

        The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (33,605,302 units as of December 31, 2018). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100.0% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

        Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, earnings from the vessels and the discount rate. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from independent and internationally recognized ship brokers on a semi-annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

        Our estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the future basic market value of our vessels or prices that could be achieved if we were to sell them.

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2017 and December 31, 2018.

Owned Fleet and Vessel Held under Finance Lease

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2017	December 31, 2018
GasLog Savannah(5)	May 2010	155,000	$229,795	$183,635	$176,985
GasLog Singapore(5)	July 2010	155,000	227,252	182,524	175,919
GasLog Shanghai	January 2013	155,000	189,233	165,609	160,195
GasLog Santiago	March 2013	155,000	189,111	165,362	174,990
GasLog Sydney	May 2013	155,000	195,429	171,827	181,243
GasLog Skagen	July 2013	155,000	195,338	172,597	182,042
GasLog Chelsea(2)	October 2013	153,600	162,338	143,777	138,678
GasLog Seattle	December 2013	155,000	201,198	178,064	175,713
Methane Rita Andrea(3)(5)	April 2014	145,000	156,613	137,928	132,135
Methane Jane Elizabeth(3)(5)	April 2014	145,000	156,613	137,733	132,066
Methane Lydon Volney(3)(5)	April 2014	145,000	156,613	137,958	132,307
Methane Alison Victoria(4)(5)	June 2014	145,000	156,610	139,128	133,656
Methane Shirley Elisabeth(4)(5)	June 2014	145,000	156,599	139,266	133,648
Methane Heather Sally(4)(5)	June 2014	145,000	156,599	139,499	133,975
Solaris	June 2014	155,000	201,849	181,739	175,948
GasLog Saratoga(5)	December 2014	155,000	204,146	186,917	181,049
Methane Julia Louise(2)(5)	March 2015	170,000	232,334	214,329	206,753
Methane Becki Anne(2)(5)	March 2015	170,000	232,334	213,915	206,447
GasLog Salem(5)	April 2015	155,000	204,573	188,918	182,997
GasLog Greece	March 2016	174,000	208,971	198,452	192,441
GasLog Glasgow	June 2016	174,000	208,471	199,397	193,403
GasLog Geneva	September 2016	174,000	203,867	196,204	190,352
GasLog Gibraltar	October 2016	174,000	203,738	196,602	190,749
GasLog Houston	January 2018	174,000	207,784	—	202,175
GasLog Genoa(5)	March 2018	174,000	219,436	—	214,862
GasLog Hong Kong(5)	March 2018	174,000	214,946	—	210,277

Total			$5,071,790	$3,971,380	$4,511,005

(1)
Our vessels and the vessel held under finance lease are stated at carrying values (see Note 6 to our consolidated financial statements included elsewhere in this annual report). As of December 31, 2018 the value in use of the fourteen vessels described below (including the Methane Julia Louise, which is held under finance lease) was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

(2)
The vessel was built in 2010.

(3)
The vessels were built in 2006.

(4)
The vessels were built in 2007.

(5)
Indicates vessels for which we believe, as of December 31, 2018, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $378.6 million as of December 31, 2018. However, as described below, the value in use for each of the fourteen vessels was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        Except where indicated, the market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2017 and December 31, 2018.

        As of December 31, 2018, for the fourteen vessels with carrying amounts higher than the estimated charter-free market value, we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of the Group's vessels by comparing their discounted projected net operating cash flows for these vessels to their carrying value. The significant factors and assumptions the Group used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2018, (iii) historical average time charter rates based on publications by independent third party maritime research services and (iv) estimated future time charter rates based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry. The value in use for the fourteen vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        In connection with the impairment testing of our vessels as of December 31, 2018, for the fourteen vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the projected charter hire rate used to forecast future cash flows for non-contracted days which is the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$68,089	$56,763	$11,326	17%

  (1)
  The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

  (2)
  The average break-even charter hire rate is the average of the contracted charter rate and the break-even rechartering hire rate that, if used in the discounted projected net operating cash flows of the impairment testing, will result in discounted total cash flows being equal to the carrying value of the vessels.

Measurement of Share-based Compensation

        Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 22 of the consolidated financial statements included elsewhere in this annual report.

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

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2018, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2018 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations	$2,875,598	531,209	1,313,170	412,291	618,928
Interest on borrowing obligations and swaps(1)	443,824	104,830	207,905	56,175	74,914
Loan arrangement fees and commitments	1,980	1,065	915	—	—
Finance lease payments	306,836	17,849	35,746	35,697	217,544
Shipbuilding contracts	1,553,065	430,600	1,122,465	—	—
Vessels' enhancement and conversion contracts	4,174	4,174	—	—	—
Operating lease obligations	6,125	1,281	2,377	1,849	618
Purchase of depot spares(2)	7,340	—	7,340	—	—

Total	$5,198,942	1,091,008	2,689,918	506,012	912,004

(1)
Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 3.90% to 5.22%, which takes into account average LIBOR of 2.56%, and the applicable margin spreads in our various debt agreements.

(2)
Following the acquisition of the eight vessels from MSL, GasLog through its subsidiaries is guarantor for the acquisition from MSL of depot spares with an aggregate value of $8.0 million of which depot spares with value $0.7 million have been acquired as of December 31, 2018. The remaining spares should be acquired before March 31, 2020.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer and Anthony S. Papadimitriou.

Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	60	Chairman and Director
Paul A. Wogan	56	Chief Executive Officer and Director
Bruce L. Blythe	74	Director
David P. Conner	70	Director
William M. Friedrich	70	Director
Dennis M. Houston	67	Vice Chairman and Director
Donald J. Kintzer	71	Director
Julian R. Metherell	55	Director
Anthony S. Papadimitriou	63	Director
Graham Westgarth	64	Director
Alastair Maxwell	55	Chief Financial Officer
Richard Sadler	61	Chief Operating Officer

        Certain biographical information about each of these individuals is set forth below.

        Peter G. Livanos is our Chairman and a member of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of chief executive officer ("CEO") from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping's subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University.

        Paul A. Wogan has served as our CEO since January 2013 and has been a member of our board of directors since our annual general meeting in May 2015. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company's fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

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

        David P. Conner has been a member of our board of directors since the 2016 AGM. Mr. Conner has a long history in the banking industry, most recently as chief executive officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years. Until August 2014, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. He was also a member of the board of directors of GasLog Partners and its audit committee until May 2016. Mr. Conner is also active with the board of trustees of Washington University in St. Louis where he chairs the medical finance committee. On January 1, 2016, Mr. Conner was appointed a director of Standard Chartered Bank plc. where he chairs the risk committee and sits on the audit committee, financial crime risk committee and governance and nominating committee. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

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

        Donald J. Kintzer has been a member of our board of directors since November 2014. He is a retired partner of PricewaterhouseCoopers LLP, or "PwC", having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC. He was also a member of the board of directors of GasLog Partners and its audit committee until March 2015, and served as a member of its conflicts committee until his appointment to our board in November 2014 and as audit committee chairman until March 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force. Mr. Kintzer was appointed chairman of our Audit & Risk Committee in March 2015.

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

        Anthony S. Papadimitriou has been a member of our board of directors since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1990. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens. Mr. Papadimitriou was appointed to the Board of GasLog Partners in May 2015 and stepped down on January 31, 2019.

        Graham Westgarth served as our chief operating officer ("COO") from June 2013 to May 2017 and COO of our subsidiary, GasLog Partners, from its inception to May 2017. In May 2017, Mr. Westgarth was appointed to our Board of Directors. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80.0% of the world's independent tanker owners and operators between 2009 and 2014. Mr. Westgarth also sits on the boards of V.Group and Seagull Maritime AS, and is the Chairman of the ABS UK Advisory Committee. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

        Alastair Maxwell joined GasLog on February 1, 2017 and was appointed Chief Financial Officer ("CFO") on March 9, 2017. He was appointed CFO of GasLog Partners on the same date. Prior to joining GasLog, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs & Co. LLC from 2010 to 2016 where he was a Partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients in the energy sector. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998, he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

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
  an annual fee of $132,000;

  •
  an additional annual fee of $20,000 to the senior independent director;

  •
  additional annual fees of $100,000 to the chairman of the board, $30,000 to the vice-chairman of the board $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee and HSSE committee;

  •
  additional annual fees of $25,000 to each member of the audit and risk committee and $20,000 to each member of the compensation committee and HSSE committee (in each case other than the chairmen of such committees); and

  •
  additional annual fees of $20,000 to each board member who also serves as a board member of GasLog Partners (in lieu of direct compensation from GasLog Partners for such service).

        The aggregate annual fees paid to non-executive directors in 2018 was $1.55 million.

        The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

        In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

        For 2018, our executive officers were Paul Wogan, Alastair Maxwell and Richard Sadler. Compensation for our executive officers in 2018 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or "MIP". The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant's annual base salary, subject to the achievement of pre-established individual and

Company performance objectives, as well as a component based on Company discretion. Each participant's target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant's organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2018, the Company performance objectives were measured against three equally-weighted key business indicators ("KBI"): The Financial KBI is measured against a Free Cash Flow per Share target and an Absolute Return on Invested Capital target; the Operational KBI is defined by a basket of operational KBIs including Fleet Uptime, Vetting Performance and Terminal Feedback targets; and three-year rolling average Relative Total Shareholder Return performance compared to a peer group. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established which determine the level of pay-out. The Board may exercise discretion to increase an individual's payment to no more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2018 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

        The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2018 was $2.61 million.

        In addition, our executive officers received equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the "Plan", and also received awards via the GasLog Partners LP 2015 Long-Term Incentive Plan or the "the GasLog Partners LTIP Plan". On April 1, 2018, we granted our executive officers an aggregate of 111,821 stock options and 36,361 restricted stock units under the Plan. Furthermore, on April 1, 2018, we granted our executive officers an aggregate of 5,612 restricted stock units and 5,612 phantom performance common units under the GasLog Partners Plan. The aggregate fair value for all equity compensation granted as of the grant date is $1.45 million. At the time of grant, the stock options had an exercise price per share of $16.30, which was subsequently adjusted to $15.90 on December 17, 2018 in response to the announcement of an extraordinary dividend of $0.40 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient's continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient's continued service. Vesting of the phantom performance common units is also subject to the achievement of certain performance targets. The stock options, the restricted stock units and the phantom performance common units may be settled in cash or common shares, or a combination thereof, at our discretion. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

        We did not set aside or accrue any amounts in the year ended December 31, 2018 to provide pension, retirement or similar benefits to our directors or executive officers.

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

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that a nominating/corporate governance committee be established, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the compensation committee. Five of our ten directors qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and we complete biennial performance evaluation of the compensation committee. As a result, non-independent directors may, among other things, participate in setting the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

        Our board of directors meets regularly throughout the year. In 2018, the board met 12 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit and Risk Committee

        Our audit and risk committee consists of Messrs. Conner, Houston and Kintzer with Mr. Kintzer serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Conner and Mr. Kintzer each qualifies as an "audit committee financial expert". The audit and risk committee is responsible for:

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

Compensation Committee

        Our compensation committee consists of Messrs. Blythe, Papadimitriou and Metherell, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

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

  •
  chairing meetings of the Board when considering succession to the role of the Chairman of the board;

  •
  chairing meetings of our independent directors;

  •
  liaising with management and reporting to the Board on corporate governance and nominating matters;

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

Exemptions from NYSE Corporate Governance Rules

        Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of Bermuda (the jurisdiction in which we are incorporated) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to us. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Bermuda law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. Accordingly, our board of directors is not required to be and is not comprised of a majority of independent directors.

        The NYSE rules do not require foreign private issuers like us to establish a nominating/corporate governance committee. Similarly, under Bermuda law, we are not required to have a nominating/

corporate governance committee. Accordingly, we do not have a nominating/corporate governance committee.

D. Employees

        As of December 31, 2018, we had 160 full-time employees and contractors based in our offices in Greece, Monaco, London, New York, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,517 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to retain a significant number of additional seafarers qualified to staff and operate our new ships, as well as additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority and we offer our people competitive compensation packages. In addition, we provide intensive onboard and shore-based training for our officers and crew to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2018, our retention rate was 96% for senior seagoing officers, 98% for other officers and 94% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has, and may continue to, put inflationary cost pressure on ensuring qualified and well-trained crew are available to us. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in certain of our time charters, including automatic periodic adjustment and cost review provisions.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of February 27, 2019 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5.0% or more of our shares;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 80,861,246 common shares outstanding as of February 27, 2019. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	32,415,159	40.1%
Paul A. Wogan	*	*
Bruce L. Blythe	850,000	1.1%
David P. Conner	*	*
William M. Friedrich	*	*
Dennis M. Houston	*	*
Donald J. Kintzer	*	*
Alastair J.C. Maxwell	*	*
Julian R. Metherell	*	*
Anthony S. Papadimitriou	*	*
Richard Sadler	*	*
Graham Westgarth	*	*
All directors and officers as a group	33,547,766	41.5%
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	7,099,904	8.8%

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

*
Less than 1.0%.

        In March 2012, we completed a registered public offering of our common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 27, 2019, we had approximately 11,420 shareholders.

B. Related Party Transactions

Relationship with GasLog Partners

        GasLog Partners was formed by us in January 2014 to own, operate and acquire LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE. The Partnership conducts its operations through its vessel-owning subsidiaries and as of February 27, 2019, had a fleet of 14 LNG carriers. As of February 27, 2019, we hold a 27.5% interest in the Partnership and, as a result of our ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, we have the ability to control the Partnership's affairs and policies.

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

  •
  second, 85.0% to all common unitholders, pro rata, 2.0% to the general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter; and

  •
  thereafter, 75.0% to all common unitholders, pro rata, 2.0% to the general partner and 23.0% to the holders of the incentive distribution rights, pro rata.

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

        We received total distributions from GasLog Partners of $30.1 million in 2018.

Omnibus Agreement

        On May 12, 2014, we entered into an omnibus agreement with GasLog Partners and certain of its subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

  Noncompetition; Five-Year Vessel Restricted Business Opportunities

        Under the omnibus agreement, we have agreed, and have caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value. For purposes of this section, we refer to these vessels, together with any related charters, as "Five-Year Vessels" and to all other LNG carriers, together with any related charters, as "Non-Five-Year Vessels". The restrictions in this paragraph will not prevent us or any of our controlled affiliates (other than GasLog Partners and its subsidiaries) from:

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

        Upon a change of control of GasLog Partners or its general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the noncompetition provisions of the omnibus agreement applicable to us will terminate on the date of the change of control. On the date on which a majority of GasLog Partners' directors ceases to consist of directors that were (1) appointed by the Partnership's general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership's appointed directors, the noncompetition provisions applicable to us shall terminate immediately.

LNG Carrier Purchase Options

        Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership's initial public offering, GasLog Partners has the option to purchase from us: (i) the GasLog Glasgow within 36 months after we notify the Partnership's board of directors of the vessel's acceptance by her charterer, (and (ii) the GasLog Houston within 30 days after we notify the Partnership's board of directors of the vessel's acceptance by her charterer. In addition, on April 21, 2015, we signed an agreement with MSL for newbuilding Hull No. 2131 to be chartered to MSL upon delivery in 2019, for an initial term of approximately 9 years and 10 months. Within 30 days of the commencement of the charter, we will be required to offer GasLog Partners an opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On October 20, 2016, we signed an agreement with Centrica for newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. However, we have amended the shipbuilding contract for newbuilding Hull No. 2212, such that it becomes a GasLog uncommitted vessel, a 180,000 cbm GTT Mark III Flex Plus, to be delivered on or before July 31, 2019, and which is currently without charter. Newbuilding Hull No. 2213 was ordered in January 2018 and becomes a committed Centrica vessel, a 180,000 cbm GTT Mark III Flex, to be delivered on or before April 1, 2020 for an initial term of seven years. Within 30 days of the commencement of the charter of Hull No. 2213, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On May 30, 2018, we signed an agreement with Centrica for newbuilding Hull No. 2262 to be chartered to Centrica upon delivery in 2020 for an initial term of seven years. Within 30 days of the commencement of the charter of Hull No. 2262, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement. On August 16, 2018, we signed an agreement with Cheniere for newbuildings Hull Nos. 2300 and 2301 to be chartered to Cheniere upon delivery in 2020 for initial terms of seven years. Furthermore, on December 21, 2018, we signed two additional agreements with Cheniere for newbuildings Hull Nos. 2311 and 2312 to be chartered to Cheniere upon delivery in 2021 for initial terms of seven years. Within 30 days of the commencement of each of the charters, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On December 21, 2018, we signed an agreement with Cheniere for newbuildings Hull Nos. 2311 and 2312 to be chartered to Cheniere upon delivery in 2021 for initial terms of seven years. Within 30 days of the commencement of each of the charters, we will be required to offer GasLog Partners the opportunity to purchase the vessels at fair market value as determined pursuant to the omnibus agreement.

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

        Upon a change of control of GasLog Partners or its general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of us, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate on the date of the change of control. On the date on which a majority of GasLog Partners' directors ceases to consist of directors that were (i) appointed by the Partnership's general partner prior to its first annual meeting of unitholders and (ii) recommended for election by a majority of the Partnership's appointed directors, the provisions related to the rights of first offer granted to the Partnership by us shall terminate immediately.

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

Egypt LNG

        We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of Shell. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2018 to December 31, 2018, we received a total of approximately $0.7 million in revenues from Egypt LNG in respect of our vessel management services.

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

        GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M., an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog's shareholding in Gastrade and the ongoing work on the development of the Alexandroupolis FSRU project. GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2017 in the sum of $100,000 and an ongoing consultancy arrangement fee of $12,000 per month for a minimum of 12 days per month, terminable upon notice by GasLog.

Exchange Agreement

        On November 27, 2018, we entered into an agreement with GasLog Partners to modify the partnership agreement with respect to the general partner's incentive distribution rights ("IDR"). The modification reduced the distributions of cash upon liquidation and the general partner's IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. We further agreed to waive IDR payments resulting from any asset or business acquired by GasLog Partners from a third party. In exchange for these modifications, we entered into an agreement among GasLog Partners and GasLog Partners GP LLC under which we received $25.0 million from GasLog Partners.

Other Related Party Transactions

        For a description of additional related party transactions, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

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

Preference Shares Dividend Requirements

        Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.546875 per share on, January 2, 2018, April 2, 2018, July 2, 2018, October 1, 2018 and January 2, 2019. Our Preference Shares dividend payment obligations impact our future liquidity needs.

Common Shares Dividend Policy

        We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares as follows:

Date	Dividend per Share
March 25, 2013	$0.11
June 11, 2013	$0.11
September 13, 2013	$0.11
December 9, 2013	$0.12
March 25, 2014	$0.12
June 11, 2014	$0.12
September 8, 2014	$0.12
December 5, 2014	$0.14
March 13, 2015	$0.14
May 21, 2015	$0.14
August 20, 2015	$0.14
November 19, 2015	$0.14
March 17, 2016	$0.14
May 26, 2016	$0.14
August 25, 2016	$0.14
November 24, 2016	$0.14
March 16, 2017	$0.14
May 25, 2017	$0.14
August 24, 2017	$0.14
November 22, 2017	$0.14
March 15, 2018	$0.14
May 24, 2018	$0.15
August 23, 2018	$0.15
November 21, 2018	$0.15
December 17, 2018	$0.40

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

        Set out below is a table showing the dividends declared on our common shares in 2012, 2013, 2014, 2015, 2016, 2017 and 2018 and on our Preference Shares in 2015, 2016, 2017 and 2018.

	Year ended December 31,
	2013	2014	2015	2016	2017	2018	Total
	(Expressed in millions of U.S. dollars)
Common share dividend declared	$28.3	$39.8	$45.1	$45.1	$45.1	$80.0	$283.4
Preference share dividend declared	—	—	$7.4	$10.1	$10.1	$10.1	$37.7

B. Significant Changes

        See "Item 18. Financial Statements—Note 30. Subsequent Events" below.

ITEM 9.    THE OFFER AND LISTING

Trading on the NYSE

        Since our IPO in the United States in 2012, our common shares have been listed on the NYSE under the symbol "GLOG".

        Our Preference Shares have been trading on the NYSE under the symbol "GLOG PR A" since March 31, 2015.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

        Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2018, the share capital consisted of 80,861,246 issued and outstanding common shares, par value $0.01 per share, 131,800 treasury shares and 4,600,000 issued and outstanding Preference Shares.

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

        Holders of our Preference Shares generally have no voting rights except (i) in respect of amendments to the memorandum of association which would adversely vary the rights of the Preference Shares, (ii) in the event that the Company proposes to issue any parity shares if the cumulative dividends payable on issued and outstanding Preference Shares are in arrears or any senior shares or (iii) in the event of a proposed amalgamation or merger of the Company. However, if and whenever dividends payable on the Preference Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preference Shares (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Shares voted as a class for the election of such director). The right of such holders of Preference Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preference Shares have been paid in full.

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

  (p)
  Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated November 27, 2018; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement".

  (q)
  Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

E. Tax Considerations

Bermuda Tax Considerations

        The following discussion summarizes the material Bermuda tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our shares. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance's assurance, we can give no assurance that we will not be subject to any Bermuda tax after March 31, 2035.

Material U.S. Federal Income Tax Considerations

        The following discussion summarizes the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares or Preference Shares. For purposes of this tax discussion, "we" or "our" refer to GasLog Ltd.

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

  U.S. Taxation of Shipping Income

        Subject to the discussion of "effectively connected" income below, unless we are exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code, we will be subject to U.S. Federal income tax under the rules of Section 887 of the Code, which imposes on us a 4% U.S. Federal income tax in respect of our U.S. source gross transportation income (without the allowance for deductions).

        For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

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

        We have qualified for the statutory tax exemption for the year of 2018 and intend to continue to qualify for the foreseeable future. However, no assurance can be given that this will be the case. If we are not entitled to this exemption under Section 883 for any taxable year we would be subject to the 4% U.S. Federal income (subject to the discussion of "effectively connected income" below).

        To the extent the exemption under Section 883 is unavailable, our U.S. source gross transportation income in future years that is considered to be "effectively connected" with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rate of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

  Taxation of Gain on Sale of Shipping Assets

        Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. Federal income taxation with respect to gain realized on a sale of a ship, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a ship will be considered to occur outside of the United States for this purpose if title to the ship (and risk of loss with respect to the ship) passes to the buyer outside of the United States. We expect that any sale of a ship will be so structured that it will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

        You are a "U.S. holder" if you are a beneficial owner of our common shares or Preference Shares that owns (actually or constructively) less than 10% of our equity and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) the trust has a valid election in effect to be treated as a U.S. Federal income tax purposes.

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

        If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you generally will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

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

  (i)
  our common shares or Preference Shares, as the case may be, are readily tradable on an established securities market in the United States (such as the NYSE);

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

        There is no assurance that dividends you receive from us will be eligible for the preferential tax rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential tax rates will be taxed at the ordinary income rates.

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

  PFIC Status and Significant Tax Consequences

  In General

        Special U.S. Federal income tax rules apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, under Section 1297 of the Code, we will be treated as a PFIC in any tax year in which, after applying certain look-through rules, either:

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

        There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In published guidance, however, the IRS stated that it disagreed with the holding in Tidewater, and specified that time charters should be treated as service contracts. Since we have chartered all our ships to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not a PFIC. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP, that (i) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (ii) for the tax year during which our initial public offering occurred and each tax year thereafter, we should not be a PFIC. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding the nature of our assets, income and charters to our counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any tax year, we can give no assurance that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

        The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

  Taxation of U.S. Holders Making a Timely QEF Election

        If we were a PFIC and if you make a timely election to treat us as a "Qualifying Electing Fund" for U.S. tax purposes (a "QEF Election"), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our tax year that ends with or within your tax year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above under "U.S. Federal Income Taxation of U.S. Holders—Distributions on Our Common Shares and Preference Shares"). Your adjusted tax basis in our common shares or Preference Shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares or Preference Shares and would not be taxed again once distributed. You generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares or Preference Shares. Even if you make a QEF Election for one of our tax years, if we were a PFIC for a prior tax year during which you held our common shares or Preference Shares and for which you did not make a timely QEF Election, you would also be subject to a more adverse regime described below under "—Taxation of U.S. Holders That Make No Election".

        You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any tax year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us.

  Taxation of U.S. Holders Making a Timely "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any tax year and, as we believe, our common shares or Preference Shares are treated as "marketable stock", you would be allowed to make a "mark-to-market" election with respect to our common shares or Preference Shares, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each tax year the excess, if any, of the fair market value of our common shares or Preference Shares at the end of the tax year over your adjusted tax basis in our common shares or Preference Shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares or Preference Shares over its fair market value at the end of the tax year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common shares or Preference Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares or Preference Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares or Preference Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

  Taxation of U.S. Holders That Make No Election

        Finally, if we were treated as a PFIC for any tax year and if you did not make either a QEF Election or a "mark-to-market" election for that year, you would be subject to special rules with respect to (i) any excess distribution (that is, the portion of any distributions received by you on our common shares or Preference Shares in a tax year in excess of 125% of the average annual distributions received by you in the three preceding tax years, or, if shorter, your holding period for our common shares or Preference Shares) and (ii) any gain realized on the sale, exchange or other disposition of our common shares or Preference Shares. Under these special rules:

  (i)
  the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares or Preference Shares;

  (ii)
  the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF Election or a "mark-to-market" election would be taxed as ordinary income; and

  (iii)
  the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

U.S. Federal Income Taxation of Non-U.S. Holders

        You are a "non-U.S. holder" if you are a beneficial owner of our common shares or Preference Shares (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

  Distributions on Our Common Shares and Preference Shares

        You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common shares or Preference Shares, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

  Sale, Exchange or Other Disposition of Our Common Shares and Preference Shares

        You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares or Preference Shares, unless:

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

  Tax Return Disclosure

        U.S. individuals who hold certain "specified foreign financial assets" (which include shares in a foreign corporation) with values in excess of certain dollar thresholds are subject to U.S. return disclosure obligations (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns. You are encouraged to consult your own tax advisors concerning the filing of IRS Form 8938.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to various market risks, including interest rate and foreign currency exchange risks. The Group makes use of derivative financial instruments such as derivative contracts to maintain the desired level of exposure arising from these risks.

        A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited consolidated financial statements included elsewhere in this report. Further information on our exposure to market risk is included in Note 24 to our audited consolidated financial statements included elsewhere in this report.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On November 27, 2018, we and the Partnership entered into an agreement to modify the partnership agreement with respect to our incentive distribution rights. The modification reduced our incentive distribution rights on quarterly distributions above $0.5625 per unit from 48% to 23%. We further agreed to waive the incentive distribution payments resulting from any asset or business acquired by the Partnership from a third party. In exchange for these modifications, the Partnership paid $25.0 million to us.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2018. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

        Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

        The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Ltd and subsidiaries (the "Company") as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 5, 2019, expressed an unqualified opinion on those financial statements.

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

March 5, 2019

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

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2018.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2017 and December 31, 2018.

        The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2017 and 2018, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2017	2018
	(Expressed in millions of U.S. Dollars)
Audit fees	$2.0	$1.8

Total fees.	$2.0	$1.8

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

        Included in the audit fees for 2017 are fees of $0.2 million related to the Partnership's public offerings completed in 2017, $0.1 million related to the Partnership's shelf registration statement filed in September 2017 and $0.1 million related to the issuance of the 8.875% Senior Notes. Included in the audit fees for 2018 are fees of $0.2 million related to the Partnership's public offerings completed in 2018.

Tax Fees

        No tax fees were billed by our principal accountant in 2017 and 2018.

Audit-Related Fees

        No audit-related fees were billed by our principal accountant in 2017 and 2018.

All Other Fees

        No other fees were billed by our principal accountant in 2017 and 2018.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50 million of the Company's common shares covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Any common shares repurchased by the Company under the programme will be held in treasury. As of February 27, 2019, no common shares had been repurchased by the Company.

ITEM 16.F.    CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

        Not Applicable

ITEM 16.G.    CORPORATE GOVERNANCE

Statement of Significant Differences Between Our Corporate Governance Practices and the NYSE Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

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

Corporate Governance, Nominating and Compensation Committee

        Pursuant to NYSE Rules 303A.04 and 303A.05, the NYSE requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. The NYSE rules do not require foreign private issuers like us to establish a nominating/corporate governance committee. Similarly, under Bermuda law, we are not required to have a nominating/corporate governance committee. Accordingly, we do not have a nominating/corporate governance committee. In addition, as permitted under Bermuda law, we have one or more non-independent directors serving as committee members on our compensation committee.

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
4.16	Exchange Agreement by and among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated November 27, 2018(7)

Exhibit No.	Description
4.17	Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC .(8) *
8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Alastair Maxwell, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

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

(6)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016, and hereby incorporated by reference to such Report.

(7)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on November 27, 2018, and hereby incorporated by reference to such Report.

(8)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 26, 2019, and hereby incorporated by reference to such Report.

*
Confidential material has been redacted and complete exhibits have been separately filed with the SEC.

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

Dated: March 5, 2019

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Deloitte LLP

London, United Kingdom

March 5, 2019

We have served as the Company's auditor since 2014.

GasLog Ltd. and its Subsidiaries
Consolidated statements of financial position
As of December 31, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2017	December 31, 2018
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	20,800	20,713
Deferred financing costs		17,519	4,576
Other non-current assets	10	428	2,543
Derivative financial instruments	26	16,012	8,966
Tangible fixed assets	6	3,772,566	4,323,582
Vessels under construction	6	166,655	159,275
Vessel held under finance lease	6	214,329	206,753

Total non-current assets		4,217,820	4,735,919

Current assets
Trade and other receivables	9	10,706	20,244
Dividends receivable and other amounts due from related parties	21	8,666	33,395
Derivative financial instruments	26	2,199	6,222
Inventories		6,839	7,753
Prepayments and other current assets		4,569	3,680
Short-term investments		—	25,000
Cash and cash equivalents	8	384,092	342,594

Total current assets		417,071	438,888

Total assets		4,634,891	5,174,807

Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	810	810
Contributed surplus	11	911,766	850,576
Reserves	12	18,347	18,962
Treasury shares	11	(6,960)	(3,266)
(Accumulated deficit)/retained earnings		(5,980)	12,614

Equity attributable to owners of the Group		918,029	879,742
Non-controlling interests	4	845,105	1,103,380

Total equity		1,763,134	1,983,122

Current liabilities
Trade accounts payable		11,526	11,890
Ship management creditors	8	2,394	580
Amounts due to related parties	21	35	169
Derivative financial instruments	26	1,815	2,091
Other payables and accruals	14	93,418	127,450
Borrowings, current portion	13	179,367	520,550
Finance lease liability, current portion	7	6,302	6,675

Total current liabilities		294,857	669,405

Non-current liabilities
Derivative financial instruments	26	—	10,001
Borrowings, non-current portion	13	2,368,189	2,307,909
Finance lease liability, non-current portion	7	207,126	199,424
Other non-current liabilities		1,585	4,946

Total non-current liabilities		2,576,900	2,522,280

Total equity and liabilities		4,634,891	5,174,807

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of profit or loss
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Note	2016	2017	2018
Revenues	18	466,059	525,229	618,344
Net pool allocation	18	(4,674)	7,254	17,818
Voyage expenses and commissions	16	(10,510)	(15,404)	(20,374)
Vessel operating and supervision costs	15	(112,632)	(122,486)	(128,084)
Depreciation	6	(122,957)	(137,187)	(153,193)
General and administrative expenses	17	(38,642)	(39,850)	(41,993)

Profit from operations		176,644	217,556	292,518

Financial costs	19	(137,316)	(139,181)	(166,627)
Financial income	19	720	2,650	4,784
(Loss)/gain on derivatives	26	(13,419)	2,025	(6,077)
Share of profit of associates	5	1,422	1,159	1,800

Total other expenses, net		(148,593)	(133,347)	(166,120)

Profit for the year		28,051	84,209	126,398

Attributable to:
Owners of the Group		(21,486)	15,506	47,683
Non-controlling interests	4	49,537	68,703	78,715

		28,051	84,209	126,398

(Loss)/earnings per share—basic	29	(0.39)	0.07	0.47
(Loss)/earnings per share—diluted	29	(0.39)	0.07	0.46

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of comprehensive income or loss
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars)

	Note	2016	2017	2018
Profit for the year		28,051	84,209	126,398
Other comprehensive income/(loss):
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss		(23)	—	(51)
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	26	(6,522)	2,667	(258)
Recycled loss of cash flow hedges reclassified to profit or loss	26	23,514	4,368	—

Other comprehensive income/(loss) for the year		16,969	7,035	(309)

Total comprehensive income for the year		45,020	91,244	126,089

Attributable to:
Owners of the Group		(4,517)	22,541	47,374
Non-controlling interests		49,537	68,703	78,715

		45,020	91,244	126,089

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of changes in equity
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 11)	Preference shares (Note 11)	Contributed surplus (Note 11)	Reserves (Note 12)	Treasury shares (Note 11)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non- controlling interests (Note 4)	Total
Balance as of January 1, 2016	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920
Net proceeds from GasLog Partners' public offering (Note 4)	—	—	—	—	—	—	—	52,299	52,299
Dividend paid (common and preference shares) (Note 12)	—	—	(53,318)	—	—	(1,846)	(55,164)	(44,043)	(99,207)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	3,597	—	—	3,597	—	3,597
Settlement of share-based compensation	—	—	—	(1,577)	1,630	—	53	—	53
(Loss)/profit for the year	—	—	—	—	—	(21,486)	(21,486)	49,537	28,051
Other comprehensive income for the year	—	—	—	16,969	—	—	16,969	—	16,969

Total comprehensive income/(loss) for the year	—	—	—	16,969	—	(21,486)	(4,517)	49,537	45,020

Balance as of December 31, 2016	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682

Net proceeds from GasLog Partners' public offerings (Note 4)	—	—	—	—	—	—	—	278,226	278,226
Dividend paid (common and preference shares) (Note 4 and 12)	—	—	(55,208)	—	—	—	(55,208)	(65,863)	(121,071)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,104	—	—	4,104	—	4,104
Settlement of share-based compensation	—	—	—	(2,952)	3,901	—	949	—	949
Profit for the year	—	—	—	—	—	15,506	15,506	68,703	84,209
Other comprehensive income for the year	—	—	—	7,035	—	—	7,035	—	7,035

Total comprehensive income for the year	—	—	—	7,035	—	15,506	22,541	68,703	91,244

Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134

Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)

Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888

Net proceeds from GasLog Partners' public offerings (Note 4)	—	—	—	—	—	—	—	267,514	267,514
Other equity related costs	—	—	(395)	—	—	—	(395)	—	(395)
Dividend paid (common and preference shares) (Note 4 and 12)	—	—	(60,795)	—	—	(29,279)	(90,074)	(87,954)	(178,028)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,434	—	—	4,434	—	4,434
Settlement of share-based compensation	—	—	—	(3,074)	3,756	—	682	—	682
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the year	—	—	—	—	—	47,683	47,683	78,715	126,398
Other comprehensive loss for the year	—	—	—	(309)	—	—	(309)	—	(309)

Total comprehensive (loss)/income for the year	—	—	—	(309)	—	47,683	47,374	78,715	126,089

Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of cash flows
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars)

	2016	2017	2018
Cash flows from operating activities:
Profit for the year	28,051	84,209	126,398
Adjustments for:
Depreciation	122,957	137,187	153,193
Share of profit of associates	(1,422)	(1,159)	(1,800)
Financial income	(720)	(2,650)	(4,784)
Financial costs	137,316	139,181	166,627
Unrealized foreign exchange losses/(gains) on cash and cash equivalents	1,020	(772)	329
Unrealized (gain)/loss on derivative financial instruments held for trading, including ineffective portion of cash flow hedges (Note 26)	(18,530)	(10,505)	8,211
Recycled loss of cash flow hedges reclassified to profit or loss (Note 26)	23,514	4,368	—
Non-cash defined benefit obligations	(25)	—	(51)
Share-based compensation (Note 22)	3,869	4,565	5,216

	296,030	354,424	453,339
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables including related parties, net	4,872	(7,601)	(33,286)
(Increase)/decrease in prepayments and other assets	(1,807)	(1,465)	888
(Increase)/decrease in inventories	(1,964)	1,622	(915)
Decrease/(increase) in other non-current assets	27,133	1,396	(465)
(Decrease)/increase in other non-current liabilities	(419)	299	2,957
(Increase)/decrease in restricted cash	(42)	42	—
Increase in accounts payable and other current liabilities	11,517	1,544	3,113

Cash provided by operations	335,320	350,261	425,631
Interest paid	(78,788)	(126,631)	(141,921)

Net cash provided by operating activities	256,532	223,630	283,710

Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and vessel held under finance lease	(761,513)	(82,352)	(673,823)
Dividends received from associate	1,413	1,315	1,263
Return of contributed capital from associate (Note 5)	137	59	—
Other investments	—	(14,125)	(136)
Purchase of short-term investments	(19,500)	(37,244)	(71,000)
Maturity of short-term investments	7,500	55,244	46,000
Financial income received	721	2,504	4,697

Net cash used in investing activities	(771,242)	(74,599)	(692,999)

Cash flows from financing activities:
Proceeds from bank loans and bonds	2,274,318	280,000	524,165
Proceeds from sale and finance leaseback	217,000	—	—
Bank loan and bond repayments	(1,983,576)	(397,008)	(231,753)
Payment of loan and bond issuance costs	(44,125)	(8,830)	(7,449)
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)	52,731	141,395	60,345
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	—	139,222	208,394
Payment of equity raising costs	(442)	(2,032)	(917)
Payment for cross currency swaps' termination/modification	(31,986)	(20,603)	—
Payment for NOK bonds repurchase at a premium	(2,120)	(1,459)	—
Payment for interest rate swaps' termination	(30,296)	—	—
Proceeds from entering into interest rate swaps	25,465	—	—
Purchase of treasury shares	—	—	(62)
Proceeds from stock options' exercise	—	1,223	754
Dividends paid	(99,207)	(121,071)	(178,028)
Decrease in restricted cash	62,718	—	—
Payments for vessel held under finance lease	(714)	—	—
Payments for finance lease liability	—	(3,572)	(7,329)

Net cash provided by financing activities	439,766	7,265	368,120

Effects of exchange rate changes on cash and cash equivalents	(1,020)	772	(329)
(Decrease)/ increase in cash and cash equivalents	(75,964)	157,068	(41,498)
Cash and cash equivalents, beginning of the year	302,988	227,024	384,092

Cash and cash equivalents, end of the year	227,024	384,092	342,594

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year (Note 27)	2,038	3,016	20,096
Equity raising costs included in liabilities at the end of the year (Note 27)	5	364	1,067
Loan issuance costs included in liabilities at the end of the year (Note 27)	—	1,526	407
Receivables from stock options' exercise included in assets at the end of the year	108	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

        GasLog Ltd. ("GasLog") was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the "Group") are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas ("LNG") market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group's operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog's chairman, Peter G. Livanos, is GasLog's largest shareholder through his ownership of Ceres Shipping Ltd. ("Ceres Shipping"), which controls Blenheim Holdings Ltd. As of December 31, 2018, entities controlled by members of the Livanos family, including GasLog's chairman, are deemed to beneficially own approximately 40.09% of GasLog's issued and outstanding common shares. As a result of his ownership of GasLog's common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog's shareholders are entitled to vote.

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

        Since GasLog Partners' IPO, the Partnership acquired 100% of the ownership interests in the following GasLog subsidiaries that own the vessels listed below:

Date Acquisition Completed	Subsidiaries Acquired	Vessels Purchased
September 29, 2014	GAS-sixteen Ltd. and GAS-seventeen Ltd.	Methane Rita Andrea and Methane Jane Elizabeth
July 1, 2015	GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally
November 1, 2016	GAS-seven Ltd.	GasLog Seattle
May 3, 2017	GAS-eleven Ltd.	GasLog Greece
July 3, 2017	GAS-thirteen Ltd.	GasLog Geneva
October 20, 2017	GAS-eight Ltd.	Solaris
April 26, 2018	GAS-fourteen Ltd.	GasLog Gibraltar
November 14, 2018	GAS-twenty seven Ltd.	Methane Becki Anne

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

        As of December 31, 2018, GasLog holds a 27.5% interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements.

        The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2018, the Group's structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. ("GasLog Carriers")	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company(2)	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q3 2019(1)
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2274	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
27.5% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. ("Gastrade")	Greece	June 2010	Service company	—	—	—
50% joint venture:
The Cool Pool Limited(3)	Marshall Islands	September 2015	Service company	—	—	—

(1)
For newbuildings, expected delivery quarters as of December 31, 2018 are presented.

(2)
On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. ("Mitsui"). Refer to Note 6.

(3)
On October 1, 2015, GasLog Carriers, Dynagas Ltd. ("Dynagas") and Golar LNG Limited ("Golar") ("Pool Owners") and The Cool Pool Limited signed an LNG carrier pooling agreement (the "LNG Carrier Pool", "Pool Agreement" or "Cool Pool") to market their vessels, which are currently operating in the LNG shipping spot market. For the operation of the Cool Pool, a Marshall Islands service company named "The Cool Pool Limited" or the "Pool Manager", was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder.

As of December 31, 2018, the Cool Pool consists of 16 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric ("TFDE") engine propulsion technology. The participation of the Pool Owners' vessels in the Cool Pool is as follows: GasLog: six vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the crew and technical management of their respective vessels. In addition, as of December 31, 2018, the GasLog Skagen was substituted for the GasLog Saratoga in the Cool Pool.

        All entities in the Group have a December 31st year end. During 2018, the Group employed an average of 172 employees (2017: 184 and 2016: 173).

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

Going concern

        In considering going concern management has reviewed the Group's future cash requirements, covenant compliance and earnings projections. As of December 31, 2018, the Group's current assets totaled $438,888, while current liabilities totaled $669,405, resulting in a negative working capital position of $230,517. Current liabilities include $360,000 of loans due in November 2019. In February 2019, GasLog Partners signed a debt refinancing of up to $450,000 with certain financial institutions (Note 30), in order to refinance such indebtedness.

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

        On March 5, 2019, the financial statements were authorized on behalf of GasLog's board of directors for issuance and filing.

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
For the years ended December 31, 2016, 2017 and 2018
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
For the years ended December 31, 2016, 2017 and 2018
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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

grants relating to income are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis as costs are incurred over the duration of the specific project.

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

        The Group's revenues comprise revenues from time charters for the charter hire of its vessels, gross pool revenues, management fees, project supervision income and other income earned during the period in accordance with existing contracts.

        A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer. Except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

        Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements is accounted for under IAS 17 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

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

        Under a time charter arrangement, the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker's commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents' fees and extra war risk insurance are paid by the charterer.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses should be recognized over the period of the contract to match the recognition of the respective hire revenues realized, and not at a certain point in time following the adoption of IFRS 15 Revenue from Contracts with Customers. All other voyage expenses and vessel operating costs are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers' consumption included in voyage expenses represents mainly bunkers consumed during vessels' unemployment and off-hire.

Net pool allocation

        In relation to the vessels' participation in the Cool Pool, net pool allocation represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Financial income and costs

        Interest income is recognized on an accrual basis. Dividend income is recognized when the right to receive payment is established.

        Interest expense, other borrowing costs and realized loss on cross currency swaps ("CCSs") are recognized on an accrual basis.

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
For the years ended December 31, 2016, 2017 and 2018
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

        The LNG vessels are required to undergo dry-docking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The dry-docking component is estimated at the time of a vessel's delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking subsequent to its acquisition, based on the Group's historical experience with similar types of vessels. For subsequent dry-dockings, actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in case of new vessels, and until the next dry-docking for secondhand vessels (which is performed within five years from the vessel's last dry-docking).

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
For the years ended December 31, 2016, 2017 and 2018
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

Reimbursable capital expenditures

        Costs eligible for capitalization that are contractually reimbursable by our charterers are recognized on a gross basis in the period incurred under "Vessels". Concurrently, an equal amount is deferred as a liability and amortized to profit or loss as income over the remaining tenure of the charter party agreement.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

Inventories

        Inventories represent lubricants on board the vessel and, in the event of a vessel not being employed under a charter, the bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first in, first out basis, and net realizable value.

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

  •
  Cash and cash equivalents

  Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

  •
  Trade receivables

  Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. At each reporting date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade receivables are written off when there is no reasonable expectation of recovery. See Note 9 for further information about the Group's accounting for trade receivables.

  The simplified approach is applied to trade and other receivables and the Group recognizes lifetime expected credit losses ("ECLs") on trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs.

  •
  Borrowings

  Borrowings are initially recognized at fair value (net of transaction costs). Borrowings are subsequently measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

  •
  Derivative financial instruments

  The Group enters into a variety of derivative financial instruments to economically hedge its exposure to interest rate and foreign exchange rate risks, including interest rate swaps, CCSs and forward foreign exchange contracts.

  Derivative financial instruments are initially recognized at fair value on the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in the consolidated statement of profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statement of profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group.

  The Group's criteria for classifying a derivative instrument in a hedging relationship include: (1) the existence of an economic relationship between the hedged item and the hedging instrument (i.e., the hedging instrument and hedged item must, based on an economic rationale, be expected to move in opposite directions as a result of a change in the hedged risk); (2) the effect of the credit risk should not dominate the value changes of either the hedged item or the hedging instrument (i.e., credit risk can arise on both the hedging instrument and the hedged item in the form of the counterparty's credit risk or the entity's own credit risk); and (3) the hedge ratio (i.e., the ratio between the amount of hedged item and the amount of hedging instrument) of the hedging relationship is the same as that actually used in the economic hedge.

  At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

  instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

  Cash flow hedges that qualify for hedge accounting

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

  Derivatives that do not qualify for hedge accounting

  Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the consolidated statement of profit or loss.

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

Segment information

        The information provided to the Group's chief operating decision maker, being the Chief Executive Officer, to review the Group's operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

Share-based compensation

        Share-based compensation to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 22.

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

Critical accounting judgments

        In the process of applying GasLog's accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

        Classification of the non-controlling interests:    The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (33,605,302 units as of December 31, 2018). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

Key sources of estimation uncertainty are as follows:

        Impairment of vessels:    The Group evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

        Recoverable amount is the higher of fair value less costs to sell and value in use. The Group's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, the Group obtains charter free market values for its vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Group's lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the current or future market value of the Group's vessels or prices that could be achieved if it were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

        As of December 31, 2018, the carrying amounts of each of fourteen vessels were higher than the charter free market values estimated by shipbrokers and the Group concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Group performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The assumptions which the Group has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, utilization, dry-docking costs, operating expenses (including management fees), residual values and the discount factor. The key assumptions are the estimate of charter rates for non-contracted revenue days and the discount rate.

        For those vessels operating under long-term time charters, revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

rate of 99.5% based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2018, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), and (iv) estimated future time charter rates, also based on maritime research publications that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2023, the Group used the most recent charter market rates for a 5-year time charter agreement based on available data from maritime research publications which is $45 per day for steam-powered ("Steam") vessels and $75 per day for TFDE vessels. Such rates are lower than current spot rates at December 31, 2018.

        For the remaining period from January 1, 2024 through the end of each vessel's useful life, the estimated average time charter rates for Steam and TFDE vessels were based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and 5-year historical average 5-year time charter rates based on maritime research publications.

        In connection with the impairment testing of our vessels as of December 31, 2018, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, which is the projected charter hire rate used to forecast future cash flows for non-contracted days for the Steam vessels. The average charter rate used in our impairment exercise for the Steam vessels was $58, while the average break-even charter hire rate, being the average of the contracted charter rate and the break-even re-chartering hire rate, was $50. Using an average charter rate of $49, which is 2% lower than the break-even charter hire rate, would result in an aggregate impairment charge of $23,087.

        For vessels operating in the spot market and employed through the Cool Pool, the estimated charter rates and utilization for the first year from the reporting date were based on the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than 1-year time charter contracts (in line with the Cool Pool strategy). The estimated charter rates are also based on existing charter contracts and forecasts generated by the Cool Pool directly, which reflect conditions existing in the current LNG spot shipping market. For the remaining period and through the end of each vessel's useful life, the Group assumes that all vessels are operating under multi-year time charters, as a result of which the revenue assumptions were the same as the forecasted rates used for the remaining vessels of the fleet as discussed above. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group's control, management believes the use of revenue estimates discussed above to be reasonable as of the reporting date. The Group does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel's useful life. In assessing the factors mentioned above for the purposes of determining estimated revenues, the Group has placed particular reliance on available third-party maritime research publications and analysis of LNG shipping supply and demand data.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

        In the Group's impairment assessment, the weighted average cost of capital used to discount future estimated cash flows to their present values was approximately 7.5% as of December 31, 2018. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry.

        The value in use for the fourteen vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        Measurement of share-based compensation:    Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 22.

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

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue and requires such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

is applied by the Group using the modified retrospective approach. The adoption of the standard as of January 1, 2018 resulted in an increase of $246 to the Group's Accumulated deficit and an increase of the same amount on the Group's Other payables and accruals under the modified retrospective approach, as a result of the reassessment of the timing of the performance obligations in relation to positioning and repositioning fees and associated expenses.

        The Group assessed that under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel's operating costs. The revenue in relation to the lease component of the agreements is accounted for under IAS 17 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

        Management believes mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. On that basis, it was concluded that positioning and repositioning fees and associated expenses should be recognized over the period of the contract, and not at a certain point in time.

        In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 Financial Instruments specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

        When an entity first applies IFRS 9 Financial Instruments, it may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 Financial Instruments, Recognition and Measurement, instead of the requirements in Chapter 6 of IFRS 9 Financial Instruments. An entity shall apply that policy to all of its hedging relationships. The Group has selected to apply hedge accounting under IFRS 9 Financial Instruments.

        The Group has elected to take the transition relief as provided by IFRS 9.7.2.15, which permits an entity not to restate prior periods on initial application of IFRS 9 Financial Instruments and any adjustments to be made in the current year. The adoption of this standard as of January 1, 2018 resulted in a decrease of $436 to the Group's Accumulated deficit and an equal decrease to the Group's Reserves, as a result of the change in the accounting for the currency basis element of the CCSs to flow directly to the statement of profit or loss.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were issued but not yet effective:

        In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ("lessee") and the supplier ("lessor"). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 Leases supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019.

        For leases where the Group is the lessee, the Group has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. The adoption of the standard on January 1, 2019, will result in an increase in total assets of $7,210, an increase in retained earnings of $300 and an increase in total liabilities of $6,910, which are not considered significant for the Group's consolidated financial statements.

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Group's consolidated financial statements.

3. Goodwill

        Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed "GasLog LNG Services Ltd". As of December 31, 2018, the Group assessed the recoverable amount of goodwill and concluded that goodwill associated with the Group's vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on discounted future cash flows based on the financial budget approved by management for the year-ending December 31, 2019 and management forecasts until 2022.

        The key assumptions used in the value-in-use calculations (2019 and beyond) are as follows:

  (i)
  Average inflation of 1.0% per annum based on historical data and performance;

  (ii)
  A pre-tax discount rate of 9.4% per annum based on cost of equity;

  (iii)
  Annual growth rate of 1.0%; and

  (iv)
  1 Euro = USD 1.225 based on the 2019 budget.

        Growth is based on the number of vessels expected to be under management based on the shipbuilding contracts in place at the end of the year and the long-term strategy of the Group. Management believes that any reasonably possible further change in the key assumptions on which

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

3. Goodwill (Continued)

recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

4. Equity Transactions

  GasLog Partners' offerings

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

        On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series A Preference Units") (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $138,804. The Partnership's Series A Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR A". The initial distribution on the Partnership's Series A Preference Units was paid on September 15, 2017.

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

        From establishment of the ATM Programme through December 31, 2017, GasLog Partners had issued and received payment for 2,737,405 common units at a weighted average price of $22.97 per common unit for total net proceeds, after deducting fees and other expenses, of $61,225.

        Additionally, on May 16, 2017, the subordination period on the subordinated units of GasLog Partners held by GasLog expired and consequently all 9,822,358 subordinated units of GasLog Partners converted into common units of GasLog Partners on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions (Continued)

        On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series B Preference Units"), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $111,194. The Partnership's Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        On April 3, 2018, GasLog Partners issued 33,998 common units in connection with the vesting of 16,999 Restricted Common Units ("RCUs") and 16,999 Performance Common Units ("PCUs") under its 2015 Long-Term Incentive Plan (the "GasLog Partners' Plan") at a price of $23.55 per unit. Subsequently, on April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns and charters the GasLog Gibraltar, GasLog Partners issued 1,858,975 common units to GasLog at a price of $24.21 per unit. On November 15, 2018, GasLog Partners completed a public offering of 4,000,000 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series C Preference Units"), at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $96,307. The Partnership's Series C Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR C".

        Under the Partnership's ATM Programme, in the year ended December 31, 2018, GasLog Partners has issued and received payment for 2,553,899 common units at a weighted average price of $23.72 per common unit for total net proceeds, after deducting fees and other expenses, of $60,013.

        The balance of non-controlling interests as of December 31, 2017 and 2018 is as follows:

Non-controlling interests	2017	2018
As of January 1,	564,039	845,105
Net proceeds from the Partnership's equity offerings	278,226	267,514
Dividend declared and paid to non-controlling interests	(65,863)	(87,954)
Profit allocated to non-controlling interests	68,703	78,715

As of December 31,	845,105	1,103,380

        On November 27, 2018, the Partnership Agreement was amended to allow for the substitution of the existing incentive distribution rights (the "Old IDRs") with a new class of incentive distribution rights (the "New IDRs", together with the Old IDRs, the "IDRs") with revised rights to distributions. Pursuant to this amendment, the 48.0% tier of the New IDRs holders was removed, while the definition of the available cash from operating surplus for distribution to the New IDRs holders was revised to exclude any available cash from operating surplus generated from third-party (i.e., non-GasLog) acquisitions, as defined in the agreement. In exchange for the waiving of the aforementioned rights, the Partnership paid $25,000 to GasLog, holder of the Old IDRs.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions (Continued)

        The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions, in respect to such rights, until November 27, 2018:

	Marginal Percentage Interest in Distributions
Old IDRs	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

        Effective November 27, 2018, the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions and excluding available cash from operating surplus derived from non-GasLog acquisitions was amended, in respect to such rights, as follows:

	Marginal Percentage Interest in Distributions
New IDRs	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

Allocation of GasLog Partners' profit(*)	2017	2018
Partnership's profit attributable to:
Common unitholders	76,347	75,879
Subordinated unitholders	5,085	—
General partner	1,728	1,602
IDRs	3,208	2,618
Paid and accrued preference equity distributions	7,749	22,498

Total	94,117	102,597

Partnership's profit allocated to GasLog	25,414	23,882
Partnership's profit allocated to non-controlling interests	68,703	78,715

Total	94,117	102,597

*
Excludes profits of GAS-eleven Ltd., GAS-thirteen Ltd., GAS-eight Ltd., GAS-fourteen Ltd. and GAS-twenty seven Ltd. for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017, April 26, 2018 and November 14, 2018, respectively.

        Dividends declared attributable to non-controlling interests included in the consolidated statement of changes in equity represent cash distributions to holders of common and preference units.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions (Continued)

        In the year ended December 31, 2018, the board of directors of the Partnership approved and declared cash distributions of $66,964 and of $20,990 for the common units and preference units, respectively, held by non-controlling interests.

5. Investment in Associates and Joint Venture

        The Group participates in the following associates and joint venture:

		% of ownership interest
	Country of incorporation			Nature of relationship	Measurement method	Principal activity
Name		2017	2018
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	20%	20%	Associate	Equity method	Service company
The Cool Pool Limited(3)	Marshall Islands	33.33%	50%	Joint venture	Equity method	Service company

(1)
Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.

(2)
Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure.

(3)
The Cool Pool Limited is the commercial manager of the Cool Pool acting as an agent (Note 1).

        Investment in associates and joint venture consist of the following:

	Associates
	2017	2018
As of January 1,	6,265	20,800
Additions	14,125	136
Share of profit of associates	1,159	1,800
Return of investment from associate	(59)	—
Dividend declared	(690)	(2,023)

As of December 31,	20,800	20,713

        The additions of $136 relate to the investment in Gastrade (December 31, 2017: $14,125). On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance ("O&M") services for the FSRU through an O&M agreement which was signed on February 23, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture (Continued)

        Summarized financial information in respect of the associates and the joint venture is set out below:

	Associates		Joint Venture
	2017	2018	2017	2018
Current
Total current assets	17,691	20,836	40,661	98,448
Total current liabilities	(12,996)	(16,333)	(40,661)	(98,448)
Non-current
Total non-current assets	122,531	114,459	—	—
Total non-current liabilities	(99,086)	(90,879)	—	—

Net assets	28,140	28,083	—	—

Group's share	6,963	6,939	—	—

Effect from translation	16	(47)	—	—
Goodwill	13,821	13,821	—	—

Investment in associates and joint venture	20,800	20,713	—	—

	Associates			Joint Venture
	2016	2017	2018	2016	2017	2018
Revenues	16,636	19,627	23,513	73,348	159,460	346,170
Profit for the year	5,686	4,637	7,040	—	—	—
Total comprehensive income for the year	5,686	4,637	7,040	—	—	—

Group's share in profit	1,422	1,159	1,800	—	—	—

Dividend declared	(4,950)	(2,759)	(8,091)	—	—	—

Group's share in dividend	1,239	690	2,023	—	—	—

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

        The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2017	4,212,849	14,501	4,227,350	96,356	228,523
Additions	7,517	5,514	13,031	70,299	—
Fully amortized fixed assets	(2,500)	(791)	(3,291)	—	—

As of December 31, 2017	4,217,866	19,224	4,237,090	166,655	228,523

Additions	49,036	4,678	53,714	637,046	143
Transfer from vessels under construction	642,776	—	642,776	(642,776)	—
Transfer under "Other non-current assets"	—	—	—	(1,650)	—
Fully amortized fixed assets	(10,000)	(192)	(10,192)	—	—

As of December 31, 2018	4,899,678	23,710	4,923,388	159,275	228,666

Accumulated depreciation
As of January 1, 2017	334,960	3,343	338,303	—	6,519
Depreciation	128,355	1,157	129,512	—	7,675
Fully amortized fixed assets	(2,500)	(791)	(3,291)	—	—

As of December 31, 2017	460,815	3,709	464,524	—	14,194

Depreciation	144,611	863	145,474	—	7,719
Fully amortized fixed assets	(10,000)	(192)	(10,192)	—	—

As of December 31, 2018	595,426	4,380	599,806	—	21,913

Net book value
As of December 31, 2017	3,757,051	15,515	3,772,566	166,655	214,329

As of December 31, 2018	4,304,252	19,330	4,323,582	159,275	206,753

        Vessels with an aggregate carrying amount of $4,304,252 as of December 31, 2018 (December 31, 2017: $3,757,051) have been pledged as collateral under the terms of the Group's loan agreements (Note 13).

        On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Refer to Note 7.

        In May 2014, GAS-twenty two Ltd. entered into a shipbuilding contract with Samsung Heavy Industries Co., Ltd. ("Samsung") for the construction of an LNG carrier (174,000 cubic meters ("cbm")). The vessel (the GasLog Genoa) was delivered on March 29, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease (Continued)

        In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. for the construction of two LNG carriers (174,000 cbm each). The first vessel, the GasLog Houston, was delivered on January 8, 2018, while the second vessel, the GasLog Hong Kong, was delivered on March 20, 2018.

Vessels under construction

        In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung for the construction of an LNG carrier (174,000 cbm). The vessel is expected to be delivered in the first quarter of 2019.

        In September 2016, GAS-twenty nine Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the third quarter of 2019.

        On March 21, 2017, GasLog entered into a Heads of Agreement ("HOA") with Samsung for the engineering in relation to the potential FSRU conversion of an existing vessel of the Group. As of December 31, 2018, $3,400 of the cost was paid, in accordance with the payment terms.

        On July 10, 2017, GasLog entered into an agreement with Keppel Shipyard Limited ("Keppel") for the detailed engineering in relation to an FSRU conversion of one vessel. As of December 31, 2018, $6,539 of the cost was paid, in accordance with the payment terms.

        In January 2018, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the second quarter of 2020.

        In March 2018, GAS-thirty one Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the second quarter of 2020.

        In May 2018, GAS-thirty Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the third quarter of 2020.

        In August 2018, GAS-thirty two Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (174,000 cbm). The vessel is expected to be delivered in the fourth quarter of 2020.

        In August 2018, GAS-thirty three Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (174,000 cbm). The vessel is expected to be delivered in the fourth quarter of 2020.

        In December 2018, GAS-thirty four Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the second quarter of 2021.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease (Continued)

        In December 2018, GAS-thirty five Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the third quarter of 2021.

        Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2018, the Group has paid to the shipyard $152,075 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel's keel laying, launching and delivery (Note 23(b)).

        The vessels under construction costs as of December 31, 2017 and 2018 are comprised of:

	As of December 31,
	2017	2018
Progress shipyard installments	153,116	152,075
Onsite supervision costs	10,570	5,766
Critical spare parts, equipment and other vessel delivery expenses	2,969	1,434

Total	166,655	159,275

7. Sale and Leaseback

        On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog had a holiday period for the first 210 days, which expired on September 21, 2016. This leaseback meets the definition of a finance lease under IAS 17 Leases.

        The movements in finance lease liabilities are reported in the following table:

	2017	2018
As of January 1,	220,401	213,428
Finance lease charge (Note 19)	10,875	10,520
Payments	(17,848)	(17,849)

As of December 31,	213,428	206,099

Finance lease liability, current portion	6,302	6,675
Finance lease liability, non-current portion	207,126	199,424

Total	213,428	206,099

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

7. Sale and Leaseback (Continued)

        Commitments in relation to finance leases are payable as follows:

As of December 31, 2018
Not later than one year	17,849
Later than one year and not later than three years	35,746
Later than three years and not later than five years	35,697
More than five years	217,544

Minimum lease payments	306,836

Future finance charges	(100,737)

Total lease liabilities	206,099

        The present value of finance lease liabilities is as follows:

As of December 31, 2018
Not later than one year	6,675
Later than one year and not later than three years	16,626
Later than three years and not later than five years	18,341
More than five years	164,457

Total lease liabilities	206,099

8. Cash and Cash Equivalents

        Cash and cash equivalents consist of the following:

	As of December 31,
	2017	2018
Current accounts	191,773	220,089
Time deposits (with original maturities of three months or less)	189,925	121,925
Ship management client accounts	2,394	580

Total	384,092	342,594

        Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

9. Trade and Other Receivables

        Trade and other receivables consist of the following:

	As of December 31,
	2017	2018
Trade receivables	1,129	808
VAT receivable	833	1,094
Accrued income	4,034	9,473
Insurance claims	1,452	1,282
Other receivables	3,258	7,587

Total	10,706	20,244

        Trade and other receivables are amounts due from third parties for services performed in the ordinary course of business. They are generally due for settlement immediately and therefore are all classified as current. Trade and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain certain significant financing components, at which point they are recognized at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

        Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

        As of December 31, 2017 and 2018, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

10. Other Non-Current Assets

        Other non-current assets consist of the following:

	As of December 31,
	2017	2018
Various guarantees	428	451
Other long-term assets	—	2,092

Total	428	2,543

11. Share Capital

        GasLog's authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

        As of December 31, 2018, the share capital consisted of 80,861,246 issued and outstanding common shares, par value $0.01 per share, 131,880 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding (December 31, 2017: 80,717,885 issued and outstanding common shares, par value $0.01 per share, 275,241 treasury shares issued and held by

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

11. Share Capital (Continued)

GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Number of preference shares	Share capital	Preference shares	Contributed surplus	Treasury shares
Outstanding as of January 1, 2016	80,496,499	496,627	4,600,000	810	46	1,020,292	(12,491)
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(53,318)	—
Treasury shares distributed for awards vested or exercised in the year	64,854	(64,854)	—	—	—	—	1,630

Outstanding as of December 31, 2016	80,561,353	431,773	4,600,000	810	46	966,974	(10,861)

Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(55,208)	—
Treasury shares distributed for awards vested or exercised in the year	156,532	(156,532)	—	—	—	—	3,901

Outstanding as of December 31, 2017	80,717,885	275,241	4,600,000	810	46	911,766	(6,960)

Purchase of treasury shares	(2,818)	2,818	—	—	—	—	(62)
Treasury shares distributed for awards vested or exercised in the year	146,179	(146,179)	—	—	—	—	3,756
Equity raising fees	—	—	—	—	—	(395)	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(60,795)	—

Outstanding as of December 31, 2018	80,861,246	131,880	4,600,000	810	46	850,576	(3,266)

        The treasury shares were acquired by GasLog in 2014 and 2018 in relation to the settlement of share-based compensation awards (Note 22).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves

        The movements in reserves are reported in the following table:

	Hedging	Employee benefits	Share-based compensation reserve	Total reserves
Balance as of January 1, 2016	(24,169)	(82)	15,422	(8,829)
Effective portion of changes in fair value of cash flow hedges	(6,522)	—	—	(6,522)
Recycled loss of cash flow hedges reclassified to profit or loss	23,514	—	—	23,514
Share-based compensation, net of accrued dividend	—	—	3,597	3,597
Settlement of share-based compensation	—	—	(1,577)	(1,577)
Actuarial loss	—	(23)	—	(23)

Balance as of December 31, 2016	(7,177)	(105)	17,442	10,160

Effective portion of changes in fair value of cash flow hedges	2,667	—	—	2,667
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—	—	4,368
Share-based compensation, net of accrued dividend	—	—	4,104	4,104
Settlement of share-based compensation	—	—	(2,952)	(2,952)

Balance as of December 31, 2017	(142)	(105)	18,594	18,347

Retained earnings adjustment(1)	(436)	—	—	(436)

Balance as of January 1, 2018 (restated)	(578)	(105)	18,594	17,911

Effective portion of changes in fair value of cash flow hedges	(258)	—	—	(258)
Share-based compensation, net of accrued dividend	—	—	4,434	4,434
Settlement of share-based compensation	—	—	(3,074)	(3,074)
Actuarial loss	—	(51)	—	(51)

Balance as of December 31, 2018	(836)	(156)	19,954	18,962

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018 (Note 2).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves (Continued)

Dividend distributions

        GasLog's dividend distributions for the years ended December 31, 2016, 2017 and 2018 are presented in the following table:

	Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
	February 24, 2016	Common	$0.14	March 17, 2016	11,270
	March 11, 2016	Preference	$0.546875	April 1, 2016	2,515
	May 5, 2016	Common	$0.14	May 26, 2016	11,277
	May 5, 2016	Preference	$0.546875	July 1, 2016	2,516
	August 3, 2016	Common	$0.14	August 25, 2016	11,277
	September 14, 2016	Preference	$0.546875	October 3, 2016	2,516
	November 2, 2016	Common	$0.14	November 24, 2016	11,277
	November 17, 2016	Preference	$0.546875	January 3, 2017	2,516

Total					55,164

	February 16, 2017	Common	$0.14	March 16, 2017	11,278
	March 9, 2017	Preference	$0.546875	April 3, 2017	2,516
	May 4, 2017	Common	$0.14	May 25, 2017	11,287
	May 4, 2017	Preference	$0.546875	July 3, 2017	2,516
	August 2, 2017	Common	$0.14	August 24, 2017	11,288
	September 14, 2017	Preference	$0.546875	October 2, 2017	2,516
	November 1, 2017	Common	$0.14	November 22, 2017	11,291
	November 16, 2017	Preference	$0.546875	January 2, 2018	2,516

Total					55,208

	February 15, 2018	Common	$0.14	March 15, 2018	11,300
	March 8, 2018	Preference	$0.546875	April 2, 2018	2,516
	May 3, 2018	Common	$0.15	May 24, 2018	12,120
	May 11, 2018	Preference	$0.546875	July 2, 2018	2,516
	August 1, 2018	Common	$0.15	August 23, 2018	12,122
	September 13, 2018	Preference	$0.546875	October 1, 2018	2,516
	October 31, 2018	Common	$0.15	November 21, 2018	12,126
	November 15, 2018	Preference	$0.546875	January 2, 2019	2,516
	November 28, 2018	Common	$0.40	December 17, 2018	32,342

Total					90,074

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings

        An analysis of the borrowings is as follows:

	As of December 31,
	2017	2018
Amounts due within one year	188,167	531,209
Less: unamortized deferred loan/bond issuance costs	(8,800)	(10,659)

Borrowings, current portion	179,367	520,550

Amounts due after one year	2,399,849	2,344,389
Less: unamortized deferred loan/bond issuance costs	(31,660)	(36,480)

Borrowings, non-current portion	2,368,189	2,307,909

Total	2,547,556	2,828,459

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
For the years ended December 31, 2016, 2017 and 2018
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
Credit Suisse AG loan

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

(e)
DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) loan

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

(f)
Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V. loan

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
Citibank, N.A. London Branch loan

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

        On May 14, 2014, in connection with the acquisition of the three additional LNG carriers from BG Group, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. signed a loan agreement of $325,500 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two-year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria, respectively. In connection with the closing of the Partnership's acquisition of the three entities that own the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria on July 1, 2015, GasLog Partners and GasLog Partners Holdings LLC were added as corporate guarantors in addition to GasLog, for the respective loan facility, replacing a previous guarantor, GasLog Carriers Ltd. The debt of $325,500 was assumed by the Partnership for the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000 of the GAS-twenty one Ltd. tranche on December 29, 2015.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

(h)
ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch and ING Bank N.V., London Branch loan

        On March 25, 2015, GAS-twenty six Ltd. and GAS-twenty seven Ltd. entered into a senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch for the purpose of financing the acquisition of the Methane Becki Anne and the Methane Julia Louise (Note 6). The available amounts were fully drawn on March 31, 2015. Both facilities bore interest at LIBOR plus a margin.

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

Existing facilities:

(i)
Citibank N.A., Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas loan

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "GasLog Partners' Credit Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin.

        On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank N.A. loan facility, in which the lenders unanimously approved such changes to the facility agreement as were required to reflect the changes to the charters of three vessels agreed with BG Group on April 21, 2015. The balance outstanding as of December 31, 2018 is $360,000 (December 31, 2017: $382,500) and is repayable in 4 equal quarterly installments of $5,625 each and a final balloon payment of $337,500 payable concurrently with the last quarterly installment in November 2019. In February 2019, the

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (Note 30), in order to refinance such indebtedness.

(j)
Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank loan

        On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement provides for four tranches of $412,458, $201,094, $206,115 and $491,690. The facility is also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and June 24, 2016, $162,967 was drawn down on each date with respect to the deliveries of the GasLog Greece and the GasLog Glasgow, on September 26, 2016 and October 25, 2016, $160,697 was drawn down on each date with respect to the deliveries of the GasLog Geneva and the GasLog Gibraltar, on January 2, 2018 and March 14, 2018, $166,210 was drawn on each date with respect to the deliveries of the GasLog Houston and the GasLog Hong Kong, while on March 23, 2018, $165,805 was drawn down with respect to the delivery of the GasLog Genoa. The aggregate balance outstanding under the loan facility as of December 31, 2018 was $1,024,655 (December 31, 2017: $589,930). Amounts drawn bear interest at LIBOR plus a margin. The seven vessel-owning entities that made the drawdowns are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2018.

        As of December 31, 2018, commitment, arrangement, coordination, agency, bookrunner and legal fees of $4,526 for obtaining the undrawn portion of the financing (December 31, 2017: $17,519) are classified under Deferred financing costs in the statement of financial position and will be netted off debt on the respective drawdown dates.

(k)
ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited loan

        On February 18, 2016, GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into the Five Vessel Refinancing to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

comprises a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche facility of up to $180,000. The vessels covered by the Five Vessel Refinancing are the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

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

        On January 5, 2018, GasLog Partners prepaid the remaining $29,750 under the junior tranche facility agreement, which was subsequently cancelled. The prepayment was applied to the advances as follows: $9,917 applies to Advance B (GAS-nineteen Ltd.), $9,917 applies to Advance C (GAS-twenty Ltd.) and $9,916 applies to Advance D (GAS-twenty one Ltd.). The prepayment resulted in an accelerated amortization as of December 31, 2017 of $213.

        The aggregate balance outstanding under the senior tranche as of December 31, 2018 is $321,439 (December 31, 2017: $353,170), while under the junior tranche the outstanding balance is $0 (December 31, 2017: $29,750). Amounts drawn bear interest at LIBOR plus a margin. The five vessel-owning entities that made the drawdowns are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2018.

(l)
Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. loan

        On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into the Legacy Facility Refinancing, a credit agreement to refinance the existing indebtedness on eight of GasLog's on-the-water vessels of up

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

        The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000. On July 25, 2016, the available amount of $950,000 under the term loan facility and $11,641 under the revolving credit facility were drawn to refinance the aggregate existing indebtedness of $959,899 of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. Amounts drawn bear interest at LIBOR plus a margin. The aforementioned refinancing was considered an extinguishment of the existing debt facilities. Consequently, the unamortized loan fees of $18,215 were written off to profit or loss for the year ended December 31, 2016. On January 17, 2017, $30,000 was drawn under the revolving credit facility. On July 3, 2017, the full drawn amount of $41,641 under the revolving credit facility was repaid. On November 13, 2018, $25,940 was drawn under the revolving credit facility, which was repaid on December 12, 2018.

        The balance outstanding as of December 31, 2018 of $833,333 under the term loan facility shall be repaid in five semi-annual installments of $29,167 each and a balloon repayment of $687,500 five years after drawdown. The outstanding balance under the revolving credit facility as of December 31, 2018 was $0, while the available amount of $100,000 can be drawn and repaid at any time until January 2021 and July 2021, respectively. The aforementioned vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2018.

Securities covenants and guarantees

        The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels (excluding the vessels participating in the Cool Pool), including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the GasLog Partners Credit Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the Five Vessel Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and the Methane Becki Anne and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, obligations under the Legacy Facility Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Seattle and the Solaris and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, while obligations under the fourth facility are guaranteed by GasLog, the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance (with respect to each individual vessel

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

in the debt financing agreement entered into in October 2015, below 115% of the outstanding principal balance of that vessel for the first two years after each drawdown and below 120% at any time thereafter). The Group was in compliance with the required minimum security coverage as of December 31, 2018.

Bonds

        On June 27, 2013, GasLog issued NOK 500,000 (or $83,206 based on the exchange rate on June 27, 2013) of senior unsecured bonds maturing on June 27, 2018 (the "NOK 2018 Bonds"). On May 2, 2014, GasLog closed a follow-on issue of NOK 500,000 (or $83,612 based on the exchange rate on closing date) of the NOK 2018 Bonds at a premium of $4,180 (based on the exchange rate on closing date). On June 27, 2016, GasLog repurchased and cancelled NOK 588,000 (or $70,677) of the outstanding NOK 2018 Bonds at a price of 103.0% of par value, resulting in a loss of $2,120. Additionally, as a result of the repurchase, the unamortized bond fees and premium of $1,836 were written off to profit or loss for the year ended December 31, 2016. The total outstanding balance of the NOK 2018 Bonds, after the follow-on issue and the partial repurchase amounted to NOK 412,000 (equivalent to $49,522). On June 27, 2017, GasLog completed the repurchase of the outstanding balance of the NOK 2018 Bonds at a price of 103.0% of par value, resulting in a loss of $1,459, for a total consideration of NOK 424,360 ($70,783 at the swapped rate under the associated CCSs). The aforementioned repurchase was considered an extinguishment of the existing NOK 2018 Bonds, and as a result, the unamortized bond fees and premium of $283 (gain) were written off to profit or loss for the year ended December 31, 2017.

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

        The carrying amount under the NOK 2021 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2018 was $85,231 (carrying amount under the NOK 2021 Bonds as of December 31, 2017: $89,723) while their fair value was $91,664 based on a USD/NOK exchange rate of 0.1149 as of December 31, 2018 (December 31, 2017: $97,416, based on a USD/NOK exchange rate of 0.1213).

        On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of 8.875% senior unsecured notes due in 2022 (the "8.875% Senior Notes") at a public offering price of

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

100% of the principal amount. The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs as of December 31, 2018 was $246,760.

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

  (i)
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000;

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

        Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2018.

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
For the years ended December 31, 2016, 2017 and 2018
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

        GasLog as issuer of the NOK 2021 Bonds is required to comply with the financial covenants (i), (ii), (iii), (iv) and (vi) listed above. Also, under the NOK 2021 Bonds GasLog is permitted to make distributions up to a maximum amount per share per annum for the years 2018, 2019, 2020 and 2021 of $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the trustee of the NOK 2021 Bonds that no event of default is continuing or would result from such distributions.

        Compliance with the loan financial covenants is required on a semi-annual basis while compliance with the NOK 2021 Bonds and 8.875% Senior Notes covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Debt Repayment Schedule

        The maturity table below reflects the principal repayments of the loans, the NOK 2021 Bonds and the 8.875% Senior Notes outstanding as of December 31, 2018 based on the repayment schedule of the respective loan facilities (as described above):

As of December 31, 2018
Not later than one year	531,209
Later than one year and not later than three years	1,313,170
Later than three years and not later than five years	412,291
Later than five years	618,928

Total	2,875,598

        The weighted average interest rate for the outstanding loan facilities for the year ended December 31, 2018 was 4.84% (December 31, 2017: 4.14%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 26).

        After excluding the unamortized deferred loan issuance costs the carrying amount of the Group's bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

14. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2017	2018
Social contributions	1,244	1,158
Unearned revenue	34,926	38,680
Accrued legal and professional fees	1,567	1,321
Accrued board of directors' fees	577	599
Accrued employee costs	5,494	5,617
Accrued off-hire	5,284	7,376
Accrued crew costs	4,027	3,729
Accrued purchases	4,227	18,578
Accrued financing cost	1,984	849
Accrued interest	27,851	38,107
Accrued payable to charterers	4,179	6,481
Other accruals	2,058	4,955

Total	93,418	127,450

        The unearned revenue represents charter hires received in advance in December 2018 relating to the hire period of January 2019 for 17 vessels (December 2017: 15 vessels).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

15. Vessel Operating and Supervision Costs

        An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2016	2017	2018
Crew wages and vessel management employee costs	63,605	72,652	79,624
Technical maintenance expenses	29,520	28,736	28,694
Other vessel operating expenses	19,507	21,098	19,766

Total	112,632	122,486	128,084

16. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2016	2017	2018
Brokers' commissions on revenue	5,526	6,456	7,555
Bunkers' consumption and other voyage expenses	4,984	8,948	12,819

Total	10,510	15,404	20,374

        As of December 31, 2018, the adjustment for net pool allocation was reclassified in a separate financial statement line "Net pool allocation", due to the materiality and the nature of the account that can be either positive or negative (Note 18). Due to the reclassification, the comparative balances of Voyage expenses and commissions for the years ended December 31, 2016 and 2017 decreased by $4,674 and increased by $7,254, respectively.

        Bunkers' consumption and other voyage expenses represents mainly bunkers consumed during vessels' unemployment and off-hire.

17. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2016	2017	2018
Employee costs	17,037	18,789	20,980
Share-based compensation (Note 22)	3,869	4,565	5,216
Other expenses	17,736	16,496	15,797

Total	38,642	39,850	41,993

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

18. Revenues from Contracts with Customers

        The Group has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2016	2017	2018
Revenues from time charters	444,407	485,961	515,324
Revenues from The Cool Pool Limited (GasLog vessels)	19,789	38,046	102,253
Revenues from vessel management services	1,863	1,222	767

Total	466,059	525,229	618,344

        Revenues from The Cool Pool Limited relate to revenues received from GasLog's vessels operating in the Cool Pool and do not include the net pool allocation to GasLog of $17,818 for the year ended December 31, 2018 ($7,254 for the year ended December 31, 2017 and loss of $4,674 for the year ended December 31, 2016), which is recorded as a separate line item in the Profit or Loss Statement.

19. Financial Income and Costs

        An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2016	2017	2018
Financial Income
Interest income	720	2,650	4,784

Total financial income	720	2,650	4,784

Financial Costs
Amortization and write-off of deferred loan/bond issuance costs and premium	35,141	12,398	12,593
Interest expense on loans and realized loss on cash flow hedges	76,495	85,813	111,600
Interest expense on bonds and realized loss on CCSs	11,723	27,085	30,029
Finance lease charge	9,367	10,875	10,520
Loss arising on NOK Bonds repurchase at a premium (Note 13)	2,120	1,459	—
Other financial costs	2,470	1,551	1,885

Total financial costs	137,316	139,181	166,627

        During the year ended December 31, 2016, an amount of $23,097 representing the write-off of the unamortized deferred loan and bond issuance costs in connection with the loan and NOK Bond refinancings described in Note 13 was included in Amortization and write-off of deferred loan/bond issuance costs and premium.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

21. Related Party Transactions

        The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and other amounts due from related parties

	As of December 31,
	2017	2018
Dividends receivable from associate (Note 5)	125	885
Due from The Cool Pool Limited	8,186	32,397
Other receivables	355	113

Total	8,666	33,395

        The amount due from The Cool Pool Limited represents outstanding pool distributions.

Current Liabilities

	As of December 31,
	2017	2018
Ship management creditors	993	268
Amounts due to related parties	35	169

        Ship management creditors' liability is comprised of cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group's management.

        Amounts due to related parties of $169 (December 31, 2017: $35) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions (Continued)

        The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2016, 2017 and 2018:

	Company	Details	Statement of income account	2016	2017	2018
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	(211)	(752)	(703)
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	754	842	934
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	3	1	—
(c)	Seres S.A.	Catering services	General and administrative expenses	181	281	372
(c)	Seres S.A.	Consultancy services	General and administrative expenses	55	68	56
(d)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	323	111	—
(e)	Ceres Monaco S.A.M.	Professional services	General and administrative expenses	—	159	144
(f)	A.S. Papadimitriou and Partners Law Firm	Professional services	General and administrative expenses	73	15	4
(g)	The Cool Pool Limited	Adjustment for net pool allocation	Net pool allocation	4,674	(7,254)	(17,818)
(h)	Ceres Shipping Ltd.	Travel expenses	General and administrative expenses	—	—	38

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

(d)
Chartwell Management Inc. is an entity controlled by the Livanos family which provides travel services to GasLog's directors and officers.

(e)
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

(f)
A.S. Papadimitriou and Partners Law Firm, an entity controlled by one of our directors, provided legal services in relation to the legal due diligence process of our investment in Gastrade. In addition to the $4 recognized in profit or loss (December 31, 2017: $15), no amount was capitalized under "Investment in associates" (December 31, 2017: $24).

(g)
GasLog's pool results were adjusted by a net gain of $17,818 (2017: net gain of $7,254) to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.

(h)
Ceres Shipping Ltd., an entity controlled by the Livanos family, requested reimbursement of travel expenses provided during the year.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions (Continued)

Compensation of key management personnel

        The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2016	2017	2018
Remuneration	6,117	7,603	7,011
Short-term benefits	73	106	136
Expense recognized in respect of share-based compensation	1,454	1,821	1,992

Total	7,644	9,530	9,139

22. Share-Based Compensation

Omnibus Incentive Compensation Plan

        On May 17, 2013, April 1, 2014, April 1, 2015, April 1, 2016, April 3, 2017 and April 2, 2018, GasLog granted to executives, managers and certain employees of the Group, Restricted Stock Units ("RSUs") and Stock Appreciation Rights or Stock Options (collectively, the "SARs") in accordance with its 2013 Omnibus Incentive Compensation Plan (the "Plan"). The RSUs vest three years after the grant dates while the SARs vest incrementally with one-third of the SARs vesting on each of the three anniversaries of the grant dates. The compensation cost for the SARs is recognized on an accelerated basis as though each separate vesting portion of the SARs is a separate award. Prior to the exercise date the holders of the awards have no voting rights. In addition, the holders of the awards granted in 2013 and 2014 are not entitled to dividends or other distributions.

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Exercise price*	Fair value at grant date
RSUs	64,792	May 17, 2013	n/a	n/a	$11.95
SARs	325,943	May 17, 2013	April 29, 2023	$12.86	$2.3753
RSUs	76,251	April 1, 2014	n/a	n/a	$22.58
SARs	286,746	April 1, 2014	March 31, 2024	$23.60	$6.0035
RSUs	88,492	April 1, 2015	n/a	n/a	$19.48
SARs	305,859	April 1, 2015	March 31, 2025	$19.08	$5.6352
RSUs	212,837	April 1, 2016	n/a	n/a	$9.28
SARs	848,981	April 1, 2016	March 31, 2026	$8.88	$2.3263
RSUs	144,142	April 3, 2017	n/a	n/a	$15.55
SARs	448,045	April 3, 2017	April 3, 2027	$15.15	$5.0021
RSUs	149,786	April 2, 2018	n/a	n/a	$16.30
SARs	416,458	April 2, 2018	April 2, 2028	$15.90	$5.3000

*
The exercise prices were decreased by $0.40 to reflect the effect from the distribution of the special dividend declared on November 28, 2018.

        In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

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

Inputs into the model	2013	2014	2015	2016	2017	2018
Grant date share closing price	$13.26	$24.00	$19.48	$9.28	$15.55	$16.30
Exercise price*	$12.86	$23.60	$19.08	$8.88	$15.15	$15.90
Expected volatility	29.31%	29.42%	39.3%	47.3%	46.0%	44.5%
Expected term	6 years	6 years	6 years	6 years	6 years	6 years
Risk-free interest rate for the period similar to the expected term	1.08%	2.03%	1.48%	1.37%	1.99%	2.61%

*
The exercise prices were decreased by $0.40 to reflect the effect from the distribution of the special dividend declared on November 28, 2018.

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

        In 2015, 2016, 2017 and 2018, the fair value of the RSUs in accordance with the Plan was determined by using the grant date closing price of $19.48, $9.28, $15.55 and $16.30 per share, respectively, and was not further adjusted since the holders are entitled to dividends.

        In 2018, the fair value of the RSUs was determined by using the grant date closing price of $16.30 per share and was not further adjusted since the holders are entitled to dividends.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

Movement in RSUs and SARs

        The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2017	368,437	—	—	1.63	5,225
Granted during the year	144,142	—	—	—	2,241
Vested during the year	(72,189)	—	—	—	(1,630)
Forfeited during the year	(14,688)	—	—	—	(200)

Outstanding as of December 31, 2017	425,702	—	—	1.39	5,636

Granted during the year	149,786	—	—	—	2,441
Vested during the year	(86,136)	—	—	—	(1,655)
Forfeited during the year	(1,179)	—	—	—	(14)

Outstanding as of December 31, 2018	488,173	—	—	1.13	6,408

SARs
Outstanding as of January 1, 2017	1,713,702	14.11	—	8.25	6,010
Granted during the year	448,045	15.55	—	—	2,241
Exercised during the year	(93,265)	11.06	18.69	—	(233)
Forfeited during the year	(37,203)	13.09	—	—	(144)

Outstanding as of December 31, 2017	2,031,279	14.59	—	7.68	7,874

Granted during the year	416,458	15.90	—	—	2,207
Exercised during the year	(60,043)	11.93	20.71		(158)
Forfeited during the year	(3,333)	11.46	—	—	(12)
Expired during the year	(12,198)	22.87	—	—	(72)

Outstanding as of December 31, 2018	2,372,163	14.51	—	7.17	9,839

        As of December 31, 2018, 1,395,692 SARs have vested but not been exercised.

        On April 1, 2015, April 1, 2016, April 3, 2017 and April 2, 2018, GasLog Partners granted to its executives RCUs and PCUs in accordance with the GasLog Partners' Plan. The RCUs and PCUs will vest three years after the grant dates subject to the recipients' continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return ("TUR") achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	16,999	April 1, 2015	n/a	$24.12
PCUs	16,999	April 1, 2015	n/a	$24.12
RCUs	24,925	April 1, 2016	n/a	$16.45
PCUs	24,925	April 1, 2016	n/a	$16.45
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85
RCUs	24,608	April 2, 2018	n/a	$23.40
PCUs	24,608	April 2, 2018	n/a	$23.40

        In accordance with the terms of the GasLog Partners' Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners' Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value of the RCUs and PCUs granted in 2015, 2016, 2017 and 2018 was determined by using the grant date closing price of $24.12, $16.45, $23.85 and $23.40 per common unit, respectively, and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the year	26,097	—	622
Forfeited during the year	(546)	—	(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

PCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the year	26,097	—	622
Forfeited during the year	(546)	—	(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

        On April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the GasLog Partners' Plan.

        The total expense recognized in respect of share-based compensation for the year ended December 31, 2018 was $5,216 (December 31, 2017: $4,565 and December 31, 2016: $3,869). The total accrued cash distribution as of December 31, 2018 is $1,265 (December 31, 2017: $814).

23. Commitments

        (a)   On December 31, 2018, the Group had the following commitments as lessee relating to buildings under operating leases:

As of December 31, 2018
Not later than one year	1,281
Later than one year and not later than three years	2,377
Later than three years and not later than five years	1,849
More than five years	618

Total	6,125

        The rental expense relating to operating leases for the year ended December 31, 2018 was $1,567 (December 31, 2017: $1,525 and December 31, 2016: $1,527).

        (b)   Commitments relating to the vessels under construction (Note 6) on December 31, 2018 payable to Samsung were as follows:

As of December 31, 2018
Not later than one year	430,600
Later than one year and not later than three years	1,122,465

Total	1,553,065

        (c)   Pursuant to a Heads of Agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited ("MSL"), a subsidiary of Royal Dutch Shell plc ("Shell"), on March 8, 2016, the GasLog entities declared their options with Samsung to install Air Liquide Advanced Technologies ("ALAT") reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the event the ALAT reliquefaction plants do not meet certain specified performance criteria during operation, GasLog will have an obligation to pay to MSL a daily compensation amount per vessel, which obligation will in whole or in part be satisfied by certain obligations of the manufacturers incurred for failure to meet the specified performance criteria.

        In addition, on November 2, 2015, a letter agreement between GasLog and MSL was signed reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and/or modifications of existing vessels as agreed between the parties. On December 17, 2018, the agreement was terminated and the outstanding commitment of $1,196 was deducted from the $3,200 that was the amount that MSL reimbursed GasLog for the reliquefaction installation at GAS-twenty two Ltd.

        The net amount of $2,004 is included under Tangible fixed assets and an equal amount was deferred as a liability and amortized to profit or loss as income over the remaining tenor of the respective charter party agreement.

        (d)   Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel held under finance lease (Note 7) as of December 31, 2018 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

As of December 31, 2018
Not later than one year	410,411
Later than one year and not later than three years	570,822
Later than three years and not later than five years	411,911
Later than five years	396,555

Total	1,789,699

        Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2018 (Note 6). For these vessels, the following charter party agreements have been signed:

  •
  In April 2015, GAS-twenty three Ltd. signed a time charter agreement with a subsidiary of Shell for the employment of its owned vessel for an average initial term of approximately 9.5 years, which was amended to commence early 2019.

  •
  In October 2016, GAS-twenty eight Ltd., signed an agreement with a wholly owned subsidiary of Centrica plc ("Centrica") for its newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. However, in December 2017, GasLog amended the shipbuilding contract for newbuilding Hull No. 2212 such that it becomes the GasLog uncommitted vessel and newbuilding Hull No. 2213 becomes the committed Centrica vessel. The charter will now commence in the second quarter of 2020.

  •
  In May 2018, GAS-thirty Ltd., signed an agreement with Pioneer Shipping Limited, a wholly owned subsidiary of Centrica for its newbuilding Hull No. 2262 to be chartered to Centrica upon delivery in 2020 for an initial term of seven years.

  •
  In August 2018, GAS-thirty two Ltd., signed an agreement with a wholly owned subsidiary of Cheniere Energy, Inc. ("Cheniere"), for its newbuilding Hull No. 2300 to be chartered to Cheniere upon delivery in 2020 for an initial term of seven years.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

  •
  In August 2018, GAS-thirty three Ltd., signed an agreement with Cheniere, for its newbuilding Hull No. 2301 to be chartered to Cheniere upon delivery in 2020 for an initial term of seven years.

  •
  In December 2018, GAS-thirty four Ltd., signed an agreement with Cheniere, for its newbuilding Hull No. 2311 to be chartered to Cheniere upon delivery in 2021 for an initial term of seven years.

  •
  In December 2018, GAS-thirty five Ltd., signed an agreement with Cheniere, for its newbuilding Hull No. 2312 to be chartered to Cheniere upon delivery in 2021 for an initial term of seven years.

        (e)   In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to some of the Group's vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements, without including additional estimated costs for which no agreement had been signed as of December 31, 2018, are as follows:

As of December 31, 2018
Not later than one year	2,280

Total	2,280

        (f)    Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value $660 have been purchased and paid as of December 31, 2018 and are included in Tangible fixed assets (Note 6). The remaining spares are expected to be acquired before March 31, 2020.

        (g)   On October 11, 2016, GasLog LNG Services Ltd. entered into an agreement whereby it has access to all long lead items ("LLIs") necessary for the conversion of a GasLog LNG carrier vessel into an FSRU whereby such conversion work would be undertaken by Keppel. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion, or, if the LLIs have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at a discounted price of 85% of the original cost.

        (h)   On July 10, 2017, GasLog entered into an agreement with Keppel for the detailed engineering in relation to an FSRU conversion of one vessel. Commitment relating to this agreement as of December 31, 2018 is as follows:

As of December 31, 2018
Not later than one year	1,894

Total	1,894

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

        (i)    On September 27, 2017 (and in addition to the seven existing maintenance agreements signed in 2014 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight GasLog LNG carriers. The agreements cover the renewal of existing maintenance agreements on four GasLog vessels and extend the servicing to four additional LNG carriers. On July 1, 2018, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila in respect of seven additional GasLog LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        (j)    Other Guarantees:

        As of December 31, 2018, GasLog LNG Services Ltd. has provided bank guarantees as follows:

  •
  Up to $500 to third parties relating to the satisfactory performance of its ship management activities;

  •
  Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

24. Financial Risk Management

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

Market risk

        Interest rate risk:    The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group's results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2018, the Group has economically hedged 47.92% of its variable rate interest exposure relating to its existing loan facilities and the bonds by swapping the variable rate to a fixed rate (December 31, 2017: 53.92%).

        The aggregate principal amount of our outstanding floating rate debt as of December 31, 2018 was $1,369,428. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 10 basis points would increase the interest expense on the un-hedged portion of the Group's loans by approximately $1,395 (December 31, 2017: $1,264 and December 31, 2016: $1,433).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

        Interest rate sensitivity analysis:    The fair value of the interest rate swaps as of December 31, 2018 was estimated as a net asset of $5,992 (December 31, 2017: net asset of $10,325). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 26) amounting to $0 (December 31, 2017: $0 and December 31, 2016: $4,922 loss) was recognized directly in equity.

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2018, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to $7,351 (December 31, 2017: $4,416 and December 31, 2016: $4,027) affecting loss/(gain) on swaps in the respective periods.

        Other price risk:    The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group's investment in associate. Therefore, management might conclude that impairment is necessary in the future.

        Currency risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group's subsidiaries' functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros ("EUR"). Specifically, for the year ended December 31, 2018, approximately $116,252 of the operating and administrative expenses were denominated in EUR (December 31, 2017: $87,400 and December 31, 2016: $85,777). As of December 31, 2018, approximately $21,177 of the Group's outstanding trade payables and accruals were denominated in EUR (December 31, 2017: $14,743).

        The Group has entered into CCSs (Note 26) to hedge its currency exposure from the NOK 2021 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR and GBP. In addition, management monitors exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group's sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group's profit and cash flows during the year ended December 31, 2018 by $11,625, based upon its expenses during the year (December 31, 2017: $8,740 and December 31, 2016: $8,578).

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

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

	Weighted average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2017
Trade and other accounts payable		$11,392	75	59	—	—	11,526
Amounts due to related parties		35	—	—	—	—	35
Other payables and accruals*		28,087	28,995	1,410	—	—	58,492
Other non-current liabilities*		—	—	—	579	1,006	1,585
Variable interest loans	3.70%	67,331	21,152	154,902	1,887,806	400,935	2,532,126
NOK Bonds		—	6,733	22,513	206,427	255,054	490,727
Finance lease liability		1,516	2,885	13,448	71,443	235,393	324,685

Total		$108,361	59,840	192,332	2,166,255	892,388	3,419,176

December 31, 2018
Trade and other accounts payable		$11,627	58	205	—	—	11,890
Amounts due to related parties		169	—	—	—	—	169
Other payables and accruals*		31,835	52,782	2,200	—	—	86,817
Other non-current liabilities		—	—	—	637	1,059	1,696
Variable interest loans	4.68%	44,041	37,047	531,292	1,624,313	706,009	2,942,702
Bonds		—	7,526	22,513	397,366	—	427,405
Finance lease liability		1,516	2,885	13,448	71,443	217,544	306,836

Total		$89,188	100,298	569,658	2,093,759	924,612	3,777,515

*
Non-financial liabilities are excluded.

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2017
Interest rate swaps	20	249	1,343	(12,602)	—	(10,990)
Cross currency swaps	—	117	456	(4,863)	—	(4,290)
Forward foreign exchange contracts	(239)	(473)	(1,492)	—	—	(2,204)

Total	(219)	(107)	307	(17,465)	—	(17,484)

December 31, 2018
Interest rate swaps	(161)	(442)	(5,546)	(235)	(2,120)	(8,504)
Cross currency swaps	—	108	407	914	—	1,429
Forward foreign exchange contracts	250	474	715	—	—	1,439

Total	89	140	(4,424)	679	(2,120)	(5,636)

Credit risk

        Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss and arises from cash and cash equivalents, short-term investments, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including trade and other receivables, dividends receivable and other amounts due from related parties. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group currently deals primarily with financial institutions and customers with high credit ratings.

	As of December 31,
	2017	2018
Cash and cash equivalents	384,092	342,594
Short-term investments	—	25,000
Trade and other receivables	10,706	20,244
Dividends receivable and other amounts due from related parties	8,666	33,395
Derivative financial instruments	18,211	15,188

        For the year ended December 31, 2018, 74.2% of the Group's revenue was earned from Shell (December 31, 2017 and December 31, 2016, 92.6% and 94.9%, respectively) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group's counterparties. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2018. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group's maximum exposure to credit risk.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group's counterparties.

        The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

25. Capital Risk Management

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

        The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is calculated as follows:

	As of December 31,
	2017	2018
Borrowings, current portion	179,367	520,550
Borrowings, non-current portion	2,368,189	2,307,909
Finance lease liability, current portion	6,302	6,675
Finance lease liability, non-current portion	207,126	199,424

Total debt	2,760,984	3,034,558
Total equity	1,763,134	1,983,122

Total debt and equity	4,524,118	5,017,680

Gearing ratio	61.03%	60.48%

26. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2017	2018
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	11,535	15,188
Forward foreign exchange contracts	2,123	—
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	4,553	—

Total	18,211	15,188

Derivative financial instruments, current assets	2,199	6,222
Derivative financial instruments, non-current assets	16,012	8,966

Total	18,211	15,188

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2017	2018
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,210	9,196
Forward foreign exchange contracts	—	1,467
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	605	1,429

Total	1,815	12,092

Derivative financial instruments, current liability	1,815	2,091
Derivative financial instruments, non-current liability	—	10,001

Total	1,815	12,092

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

        As of December 31, 2017 and 2018, there are no derivative financial instruments qualifying as cash flow hedging instruments for accounting purposes. For the year ended December 31, 2016, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $7,550, has been recognized in Other comprehensive income. For the year ended December 31, 2016, a loss of $2,628 was recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expenses component of the hedge.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	December 31, 2018
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog(1)	DNB Bank ASA ("DNB")	July 2016	July 2016	July 2020	1.784%	73,333	73,333
GasLog(2)	DNB	July 2016	July 2016	July 2021	1.729%	73,333	—
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog(3)	HSBC Bank plc ("HSBC")	July 2016	July 2016	July 2020	1.896%	33,333	—
GasLog(3)	HSBC	July 2016	July 2016	July 2021	1.818%	33,333	—
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog(4)	Nordea Bank Finland	July 2016	July 2016	July 2020	1.905%	66,667	—
GasLog(5)	Nordea Bank Finland	July 2016	July 2016	July 2021	1.84%	66,667	—
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog(6)	Skandinavinska Enskilda Banken AB ("SEB")	July 2016	July 2016	July 2020	1.928%	50,000	—
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog(3)	SEB	July 2016	July 2016	July 2022	1.814%	50,000	—
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea Bank Finland	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV ("ABN")	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog(7)	Nordea Bank Finland	May 2018	July 2020	July 2026	3.070%	—	N/A
GasLog(5)	Nordea Bank Finland	May 2018	May 2018	July 2026	2.562%	—	66,667
GasLog(7)	SEB	May 2018	July 2020	July 2024	3.025%	—	N/A
GasLog(3)	SEB	May 2018	Apr 2018	July 2025	2.300%	—	50,000
GasLog(7)	DNB	May 2018	July 2020	July 2024	3.056%	—	N/A
GasLog(2)	DNB	May 2018	July 2018	July 2025	2.472%	—	73,333
GasLog(3)	HSBC	May 2018	Apr 2018	July 2024	2.475%	—	33,333
GasLog(3)	HSBC	May 2018	Apr 2018	July 2025	2.550%	—	33,333
GasLog(7)	Citibank Europe Plc. ("CITI")	May 2018	July 2020	July 2024	3.082%	—	N/A
GasLog(7)	CITI	May 2018	July 2021	July 2025	3.095%	—	N/A
GasLog(6)	SEB	December 2018	October 2018	July 2026	2.745%	—	50,000
GasLog(4)	Nordea	December 2018	October 2018	July 2028	2.793%	—	66,667
GasLog(1)	DNB	December 2018	January 2019	July 2025	2.685%	—	N/A
GasLog(8)	SEB	December 2018	July 2020	July 2024	2.9575%	—	N/A
GasLog(8)	Nordea	December 2018	July 2020	July 2024	2.937%	—	N/A
GasLog(8)	DNB	December 2018	April 2020	April 2025	2.979%	—	N/A

					Total	1,170,000	1,170,000

(1)
In December 2018, the Group terminated an interest rate swap originally maturing in July 2020 with an effective date of January 2019. This swap was subsequently replaced with a new swap of the same notional amount of $73,333 with an effective date of January 2019 and a new maturity date of July 2025.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

(2)
In May 2018, the Group terminated an interest rate swap originally maturing in July 2021 with an effective date of July 2018. This swap was subsequently replaced with a new swap of the same notional amount of $73,333 with an effective date of July 2018 and a new maturity date of July 2025.

(3)
Effective May 2018, the Group terminated the interest rate swap with SEB originally maturing in July 2022 and replaced with a new swap of the same notional amount of $50,000 with an effective date of April 2018 and a new maturity date of July 2025. In addition, in May 2018, the Group terminated the interest rate swap agreements with HSBC with an aggregate notional value of $66,667 and entered into new agreements of the same notional amounts with an effective date April 2018.

(4)
Effective December 2018, the Group terminated the interest rate swap with Nordea originally maturing in July 2020 and replaced with a new swap of the same notional amount of $66,667 with an effective date of October 2018 and a new maturity date of July 2028.

(5)
Effective May 2018, the Group terminated the interest rate swap originally maturing in July 2021 and replaced it with a new swap of the same notional amount of $66,667 maturing in July 2026.

(6)
Effective December 2018, the Group terminated the interest rate swap with SEB originally maturing in July 2020 and replaced with a new swap of the same notional amount of $50,000 with an effective date of October 2018 and a new maturity date of July 2026.

(7)
In May 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $250,000, with effective dates in July 2020 and July 2021, maturing between 2024 and 2026.

(8)
In December 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $210,000, with effective dates in April and July 2020, maturing between 2024 and 2025.

        In July 2016, the Group terminated the interest rate swap agreements associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing (Note 13) paying their fair value on that date. During the year ended December 31, 2016, the amount of the cumulative loss from the period that these hedges were effective that was recycled to profit or loss was $4,978.

        The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2018 amounted to a net loss of $4,333 (December 31, 2017: $8,529 net gain, December 31, 2016: $18,448 net gain), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the year ended December 31, 2018, the net loss of $4,333 derived from changes in the LIBOR curve as well as modifications of the Group's interest rate swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

        The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group's exposure to fluctuations deriving from its NOK 2021 Bonds.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

        The CCSs qualified as cash flow hedging instruments for accounting purposes.

        The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Original Termination Date	Fixed Interest Rate	December 31, 2017	December 31, 2018
GasLog(1)	DNB Bank ASA	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog(1)	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog(1)	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	30,050	30,050

					Total	90,150	90,150

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

        For the year ended December 31, 2018, the effective portion of changes in the fair value of CCSs amounting to a loss of $5,543 has been recognized in Other comprehensive income (December 31, 2017: $7,291 gain, December 31, 2016: $2,559 loss). For the year ended December 31, 2018, a loss of $454 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2017: $398 loss, December 31, 2016: $2,446 loss). Additionally, for the year ended December 31, 2018, a gain of $4,831 was recognized in Other comprehensive income in relation to the retranslation of the NOK 2021 Bonds in U.S. dollars as of December 31, 2018 (December 31, 2017: $5,022 loss, December 31, 2016: $1,487 loss).

Forward foreign exchange contracts

        The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling ("GBP") and EUR. Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	August 2018	3	January - March 2019	1.2860	£1,200
GasLog	SEB	October 2018	3	April - June 2019	1.3128	£1,350
GasLog	SEB	October 2018	6	July - December 2019	1.3228	£2,700

					Total	£5,250

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	Citibank	May 2018	1	January 2019	1.1954	€2,500
GasLog	Citibank	May 2018	1	February 2019	1.1983	€2,500
GasLog	Citibank	May 2018	1	March 2019	1.2012	€2,500
GasLog	SEB	May 2018	3	January - March 2019	1.1984	€7,500
GasLog	ABN	June 2018	1	April 2019	1.1903	€2,500
GasLog	ABN	June 2018	1	May 2019	1.1936	€2,500
GasLog	ABN	June 2018	1	June 2019	1.1968	€2,500
GasLog	DNB	June 2018	1	April 2019	1.1910	€2,500
GasLog	DNB	June 2018	1	May 2019	1.1943	€2,500
GasLog	DNB	June 2018	1	June 2019	1.1975	€2,500
GasLog	Nordea Bank Finland	August 2018	1	July 2019	1.1715	€2,500
GasLog	Nordea Bank Finland	August 2018	1	September 2019	1.1784	€5,000
GasLog	DNB	August 2018	1	July 2019	1.1711	€2,500
GasLog	DNB	August 2018	1	August 2019	1.1747	€5,000

					Total	€45,000

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2018. The change in the fair value of these contracts for the year ended December 31, 2018 amounted to a net loss of $3,589 (for the year ended December 31, 2017: $2,041 net gain, December 31, 2016: $82 net gain), which was recognized against profit or loss in the year incurred and is included in Loss on derivatives.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

        An analysis of (Loss)/gain on derivatives is as follows:

	For the year ended December 31,
	2016	2017	2018
Unrealized gain/(loss) on derivative financial instruments held for trading	18,530	10,570	(7,922)
Realized (loss)/gain on interest rate swaps held for trading	(8,435)	(7,842)	1,893
Realized gain on forward foreign exchange contracts held for trading	—	3,730	241
Recycled loss of cash flow hedges reclassified to profit or loss	(23,514)	(4,368)	—
Ineffective portion of cash flow hedges	—	(65)	(289)

Total	(13,419)	2,025	(6,077)

Fair value measurements

        The fair value of the Group's financial assets and liabilities approximate to their carrying amounts at the reporting date.

        The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Group's own risk that are considered for the calculation of the fair value of the interest rate and CCSs. The interest rate swaps, the forward foreign exchange contracts and the CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels provided by IFRS 13 are based on the degree to which the fair value is observable:

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations

        The reconciliation of the Group's non-cash investing and financing activities for the two years ended December 31, 2018 are presented in the tables below:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2017	2,652,026	—	—	—	—	2,652,026
Proceeds from bank loans and bonds	—	280,000	—	—	—	280,000
Bank loans and bond repayments	—	(397,008)	—	—	—	(397,008)
Additions in deferred loan/bond fees	—	(8,830)	—	(1,526)	5,474	(4,882)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	—	12,398	—	12,398
Retranslation of the NOK Bonds in U.S. dollars	—	—	5,022	—	—	5,022

Borrowings outstanding as of December 31, 2017	2,652,026	(125,838)	5,022	10,872	5,474	2,547,556

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556
Proceeds from bank loans and bonds	—	524,165	—	—	—	524,165
Bank loans and bond repayments	—	(231,753)	—	—	—	(231,753)
Additions in deferred loan/bond fees	—	(7,449)	—	1,119	(12,941)	(19,271)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	—	12,593	—	12,593
Retranslation of the NOK Bonds in U.S. dollars	—	—	(4,831)	—	—	(4,831)

Borrowings outstanding as of December 31, 2018	2,547,556	284,963	(4,831)	13,712	(12,941)	2,828,459

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

        A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative liabilities as of January 1, 2017	(22,401)	—	—	—	(22,401)
Unrealized gain on derivative financial instruments held for trading including ineffective portion of cash flow hedge	—	—	—	10,505	10,505
Payment for CCS termination (Note 26)	—	20,603	—	—	20,603
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	7,689	—	7,689

Net derivative (liabilities)/assets as of December 31, 2017	(22,401)	20,603	7,689	10,505	16,396

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	16,396	—	—	—	16,396
Unrealized loss on derivative financial instruments held for trading	—	—	—	(7,922)	(7,922)
Ineffective portion of cash flow hedges	—	—	—	(289)	(289)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(5,089)	—	(5,089)

Net derivative assets as of December 31, 2018	16,396	—	(5,089)	(8,211)	3,096

        A reconciliation of tangible fixed assets, vessels under construction and vessel held under finance lease arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets, vessels under construction and vessel held under finance lease as of January 1, 2017	4,207,407	—	—	4,207,407
Additions (Note 6)	—	82,352	978	83,330
Depreciation expense (Note 6)	—	—	(137,187)	(137,187)

Tangible fixed assets, vessels under construction and vessel held under finance lease as of December 31, 2017	4,207,407	82,352	(136,209)	4,153,550

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets, vessels under construction and vessel held under finance lease as of January 1, 2018	4,153,550	—	—	4,153,550
Additions (Note 6)	—	673,823	17,080	690,903
Transfer under "Other non-current assets"	—	—	(1,650)	(1,650)
Depreciation expense (Note 6)	—	—	(153,193)	(153,193)

Tangible fixed assets, vessels under construction and vessel held under finance lease as of December 31, 2018	4,153,550	673,823	(137,763)	4,689,610

        A reconciliation of finance lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2017	220,401	—	—	220,401
Finance lease charge (Note 19)	—	—	10,875	10,875
Payments for interest	—	(14,276)	—	(14,276)
Payments for finance lease liability	—	(3,572)	—	(3,572)

Finance lease liabilities as of December 31, 2017	220,401	(17,848)	10,875	213,428

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2018	213,428	—	—	213,428
Finance lease charge (Note 19)	—	—	10,520	10,520
Payments for interest	—	(10,520)	—	(10,520)
Payments for finance lease liability	—	(7,329)	—	(7,329)

Finance lease liabilities as of December 31, 2018	213,428	(17,849)	10,520	206,099

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)	141,395	—	141,395
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	139,222	—	139,222
Offering costs	(2,032)	(359)	(2,391)

Net proceeds from equity offerings in the year ended December 31, 2017	278,585	(359)	278,226

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)	60,345	—	60,345
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	208,394	—	208,394
Offering costs	(917)	(703)	(1,620)

Net proceeds from equity offerings in the year ended December 31, 2018	267,822	(703)	267,119

28. Taxation

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

        GasLog has qualified for the statutory tax exemption for the year of 2018 and intends to continue to qualify for the foreseeable future.

29. Earnings/(losses) per share ("EPS")

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

29. Earnings/(losses) per share ("EPS") (Continued)

        The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the year ended December 31,
	2016	2017	2018
Basic (loss)/earnings per share
Profit/(loss) for the year attributable to owners of the Group	(21,486)	15,506	47,683
Less: Dividends on Preference Shares	(10,063)	(10,064)	(10,063)

(Loss)/profit for the year available to owners of the Group	(31,549)	5,442	37,620
Weighted average number of shares outstanding, basic	80,534,702	80,622,788	80,792,837

Basic (loss)/earnings per share	(0.39)	0.07	0.47

Diluted (loss)/ earnings per share
(Loss)/profit for the year available to owners of the Group used in the calculation of diluted EPS	(31,549)	5,442	37,620
Weighted average number of shares outstanding, basic	80,534,702	80,622,788	80,792,837
Dilutive potential ordinary shares	—	643,342	844,185

Weighted average number of shares used in the calculation of diluted EPS	80,534,702	81,266,130	81,637,022

Diluted (loss)/earnings per share	(0.39)	0.07	0.46

        The Group excluded the effect of 555,453 SARs and 0 RSUs in calculating diluted EPS for the year ended December 31, 2018, as they were anti-dilutive (December 31, 2017: 998,502 SARs and 0 RSUs, December 31, 2016: 1,713,702 SARs and 368,437 RSUs).

30. Subsequent Events

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions.

        On February 13, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on March 14, 2019 to shareholders of record as of March 4, 2019.

        On February 20, 2019, GasLog Partners entered into a credit agreement with Credit Suisse AG, Nordea Bank ABP, filial i Norge and Iyo Bank, Ltd., Singapore Branch, each an original lender, of up to $450,000 (the "2019 GasLog Partners Facility"), in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently on February 20, 2019, the Development Bank of Japan, Inc. entered the 2019 GasLog Partners Facility as lender via transfer certificate. The agreement provides for an amortising revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly instalment, if any, in February 2024. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. The facility is subject to customary conditions precedent.

        On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM Programme from $144,000 to $250,000.