Form 20-F
period 2019-12-31
GasLog Ltd.
filed 2020-03-06
CIK 1534126

Use these links to rapidly review the document

GASLOG LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd. (Exact name of Company as specified in its charter)
Not Applicable (Translation of Company's name into English)
Bermuda (Jurisdiction of incorporation or organization)
c/o GasLog LNG Services Ltd 69 Akti Miaouli 18537 Piraeus Greece (Address of principal executive offices)

Nicola Lloyd, General Counsel
GasLog LNG Services Ltd
69 Akti Miaouli
18537 Piraeus
Greece
Telephone: +30 210 459 1000 Facsimile: +30 210 459 1242
(Name, Telephone, E-mail and/or Facsimile number and Address of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Common Shares, $0.01 par value per share	GLOG	New York Stock Exchange
Series A Preference Shares, $0.01 par value per share	GLOG PR A	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 80,871,670 common shares of the Company's common stock and 4,600,000 Series A Preference Shares issued and outstanding.

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

  •
  "GasLog Partners" or the "Partnership", refers to GasLog Partners LP, a master limited partnership formed by GasLog to acquire, own and operate liquefied natural gas carriers under multi-year charters, or any one or more of GasLog Partners' subsidiaries;

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

  •
  "Total" refers to Total Gas & Power Limited—London, Meyrin—Geneva Branch, a wholly owned subsidiary of Total S.A.;

  •
  "Centrica" refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;

  •
  "Cheniere" refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;

  •
  "Trafigura" refers to Trafigura Maritime Logistics PTE Ltd.;

  •
  "Egypt LNG" refers to Egypt LNG Shipping Ltd.;

  •
  "Gunvor" refers to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd.;

  •
  "Sinolam" refers to Sinolam LNG Terminal, S.A.;

  •
  "Endesa" refers to Endesa S.A.;

  •
  "Jera" refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan's Jera Co., Inc.;

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

  •
  "FSUs" refers to Floating Storage Units;

  •
  "TFDE" refers to tri-fuel diesel electric engine propulsion;

  •
  "Steam" refers to steam turbine propulsion;

  •
  "cbm" refers to cubic meters;

  •
  "mtpa" refers to million tonnes per annum;

  •
  "X-DF" refers to low pressure dual fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel;

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

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

  •
  fluctuations in charter hire rates, vessel utilization and vessel values;

  •
  increased exposure to the spot market and fluctuations in spot charter rates;

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

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

  •
  fluctuations in prices for crude oil, petroleum products and natural gas;

  •
  changes in the ownership of our charterers;

  •
  our customers' performance of their obligations under our time charters and other contracts;

  •
  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

  •
  our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

  •
  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

  •
  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

  •
  fluctuations in currencies and interest rates;

  •
  the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

  •
  risks inherent in ship operation, including the discharge of pollutants;

  •
  the impact of environmental liabilities on us and the shipping industry, including climate change;

  •
  our ability to retain key employees and the availability of skilled labor, ship crews and management;

  •
  potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

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

v

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        The following table presents summary consolidated financial and other data of GasLog for each of the five years in the five-year period ended December 31, 2019. The summary consolidated financial data of GasLog as of December 31, 2018 and 2019, and for each of the years in the three-year period ended December 31, 2019, is derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected consolidated financial data as of December 31, 2015, 2016 and 2017, and for the years ended December 31, 2015 and 2016, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements". You should also read "Item 5. Operating and Financial Review and Prospects".

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except share and per share data)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Revenues	$415,078	$466,059	$525,229	$618,344	$668,637
Net pool allocation	—	(4,674)	7,254	17,818	(4,264)
Voyage expenses and commissions	(14,290)	(10,510)	(15,404)	(20,374)	(23,772)
Vessel operating and supervision costs	(98,552)	(112,632)	(122,486)	(128,084)	(139,662)
Depreciation	(106,641)	(122,957)	(137,187)	(153,193)	(168,041)
Impairment loss on vessels	—	—	—	—	(162,149)
General and administrative expenses	(41,282)	(38,642)	(39,850)	(41,993)	(47,385)

Profit from operations	154,313	176,644	217,556	292,518	123,364

Financial costs	(91,956)	(137,316)	(139,181)	(166,627)	(190,481)
Financial income	427	720	2,650	4,784	5,318
(Loss)/gain on derivatives	(10,332)	(13,419)	2,025	(6,077)	(55,441)
Share of profit of associates	1,216	1,422	1,159	1,800	1,627

Total other expenses, net	(100,645)	(148,593)	(133,347)	(166,120)	(238,977)

Profit/(loss) for the year	$53,668	$28,051	$84,209	$126,398	$(115,613)

Profit/(loss) attributable to owners of the Group	$10,829	$(21,486)	$15,506	$47,683	$(100,661)
Profit/(loss) attributable to non-controlling interests	$42,839	$49,537	$68,703	$78,715	$(14,952)
Earnings/(loss) per share ("EPS"), basic	$0.04	$(0.39)	$0.07	$0.47	$(1.37)
EPS, diluted	$0.04	$(0.39)	$0.07	$0.46	$(1.37)
Weighted average number of shares, basic	80,496,314	80,534,702	80,622,788	80,792,837	80,849,818
Weighted average number of shares, diluted	80,610,420	80,534,702	81,266,130	81,637,022	80,849,818
Dividends declared per common share	$0.56	$0.56	$0.56	$0.59	$0.60
Dividends declared per preference share	$1.60	$2.19	$2.19	$2.19	$2.19
Special dividends declared per common share	$—	$—	$—	$0.40	$0.38

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$302,988	$227,024	$384,092	$342,594	$263,747
Short-term investments	6,000	18,000	—	25,000	4,500
Restricted cash	62,718	42	—	—	—
Investment in associates(1)	6,274	6,265	20,800	20,713	21,620
Tangible fixed assets(2)	3,400,270	3,889,047	3,772,566	4,323,582	4,427,065
Vessels under construction	178,405	96,356	166,655	159,275	203,323
Right-of-use assets(3)	—	222,004	214,329	206,753	206,495
Total assets	4,039,621	4,515,164	4,634,891	5,174,807	5,223,195
Borrowings, current portion	636,987	147,448	179,367	520,550	255,422
Borrowings, non-current portion	1,737,500	2,504,578	2,368,189	2,307,909	2,891,973
Lease liability, current portion	—	5,946	6,302	6,675	9,363
Lease liability, non-current portion	—	214,455	207,126	199,424	195,567
Share capital	810	810	810	810	810
Preference Shares	46	46	46	46	46
Equity attributable to owners of the Group	1,001,674	945,643	918,029	879,742	688,335
Non-controlling interests	506,246	564,039	845,105	1,103,380	961,518
Total equity	1,507,920	1,509,682	1,763,134	1,983,122	1,649,853

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
CONSOLIDATED CASH FLOW DATA
Net cash provided by operating activities	$161,579	$256,532	$223,630	$283,710	$317,423
Net cash used in investing activities	(704,052)	(771,242)	(74,599)	(692,999)	(442,978)
Net cash provided by financing activities	634,317	439,766	7,265	368,120	50,066

	Year Ended December 31,
	2015	2016	2017	2018	2019
FLEET DATA(4)
Number of managed ships at end of period	22	25	23	26	28
Average number of managed ships during period	21.7	23.6	23.4	25.5	27.2
Number of owned ships at end of period	19	22	22	25	27
Average number of owned ships during period	18.2	19.8	22	24.5	26.2
Average age of owned ships (years)	5.2	5.1	6.1	6.4	6.9
Total calendar days for owned and bareboat fleet	6,638	7,568	8,395	9,318	9,934
Total revenue operating days for owned and bareboat fleet(5)	6,097	7,439	8,317	9,030	9,518

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except per share data)
OTHER FINANCIAL DATA
Adjusted EBITDA(6)	262,969	302,386	356,048	447,747	461,226
Adjusted EPS(6)	$0.07	$(0.03)	$(0.00)	$0.57	$0.29
Capital expenditures:
Payments for fixed assets	728,446	761,513	82,352	673,823	480,553
Common share dividend declared	45,078	45,101	45,144	80,011	79,247
Preference share dividend declared	7,379	10,063	10,064	10,063	10,063

(1)
Consists of our 25.0% ownership interest in Egypt LNG, our 50.0% ownership interest in the Cool Pool and our investment in Gastrade. On October 1, 2015, GasLog, Dynagas and Golar signed an LNG carrier pooling agreement to establish the Cool Pool to market their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements. The Cool Pool was incorporated in September 2015. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool. On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool and Golar, whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool at that time. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019. Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure.

(2)
Includes delivered ships (including dry-docking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

(3)
The balances as of December 31, 2016, 2017 and 2018 represented the vessel held under finance lease and was included in the financial statement line "Vessel held under finance lease", which was renamed to "Right-of-use assets" as of January 1, 2019.

(4)
Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2019 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, Egypt LNG and Lepta Shipping that are or were operating under our management.

(5)
The revenue operating days for our owned and bareboat fleet are the total available days after deducting unchartered days. Available days represent the total number of days in a given period that the vessels (including the Methane Julia Louise, our vessel on a bareboat charter) were in our possession after deducting the total number of days off-hire not recoverable from the insurers and unavailable days (i.e., periods of commercial waiting time during which we do not earn charter hire, such as days before and after a dry-docking where the vessel has limited ability for chartering opportunities). In 2019, operating days include 1,063 days for our vessels operating in the Cool Pool. We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

(6)
Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels and restructuring costs. Adjusted EPS represents earnings attributable to owners of the Group before write-off of deferred loan/bond issuance costs/premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/(loss) on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization, and, in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels and restructuring costs; and in the case of Adjusted EPS, write-off of deferred loan/bond issuance costs/premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

  EBITDA, Adjusted EBITDA and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

  In evaluating Adjusted EBITDA and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

  Reconciliation of EBITDA and Adjusted EBITDA to Profit:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
Profit/(loss) for the year	$53,668	$28,051	$84,209	$126,398	$(115,613)
Depreciation.	106,641	122,957	137,187	153,193	168,041
Financial costs	91,956	137,316	139,181	166,627	190,481
Financial income	(427)	(720)	(2,650)	(4,784)	(5,318)
Loss/(gain) on derivatives	10,332	13,419	(2,025)	6,077	55,441

EBITDA	262,170	301,023	355,902	447,511	293,032
Foreign exchange losses, net	799	1,363	146	236	1,343
Impairment loss on vessels	—	—	—	—	162,149
Restructuring costs	—	—	—	—	4,702

Adjusted EBITDA	$262,969	$302,386	$356,048	$447,747	$461,226

  Reconciliation of EPS to Adjusted EPS:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except share and per share data)
Profit/(loss) for the period attributable to owners of the Group	$10,829	$(21,486)	$15,506	$47,683	$(100,661)
Plus:
Dividend on preference shares	(7,379)	(10,063)	(10,064)	(10,063)	(10,063)

Profit/(loss) for the period available to owners of the Group used in EPS calculation	3,450	(31,549)	5,442	37,620	(110,724)

Weighted average number of shares outstanding, basic	80,496,314	80,534,702	80,622,788	80,792,837	80,849,818

EPS	0.04	(0.39)	0.07	0.47	(1.37)

Profit/(loss) for the period available to owners of the Group used in EPS calculation	3,450	(31,549)	5,442	37,620	(110,724)
Plus:
Non-cash loss/(gain) on derivatives	1,428	4,984	(6,137)	8,211	54,898
Write-off of deferred loan/bond issuance costs/premium	—	23,097	506	—	1,276
Restructuring costs	—	—	—	—	4,702
Impairment loss on vessels attributable to the owners of the Group	—	—	—	—	67,952
Unrealized foreign exchange losses on cash and bond	—	—	—	—	4,245
Foreign exchange losses, net	799	1,363	146	236	1,343

Adjusted profit attributable to owners of the Group	5,677	(2,105)	(43)	46,067	23,692

Weighted average number of shares outstanding, basic	80,496,314	80,534,702	80,622,788	80,792,837	80,849,818

Adjusted EPS	$0.07	$(0.03)	$(0.00)	$0.57	$0.29

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2019:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2019
(in thousands of U.S. dollars)
Debt:(1)
Borrowings, current portion(2)	255,422
Borrowings, non-current portion(2)	2,891,973
Lease liability, current portion	9,363
Lease liability, non-current portion	195,567

Total debt	3,352,325

Equity:
Preference Shares(3)	46
Share capital(3)	810
Contributed surplus	760,671
Reserves	16,799
Treasury shares(3)	(2,159)
Accumulated deficit	(87,832)
Non-controlling interest	961,518

Total equity	1,649,853

Total capitalization	5,002,178

(1)
Our indebtedness, other than under our NOK denominated bonds issued under the agreement signed on June 22, 2016, between GasLog and the bond trustee, as amended (the "NOK 2021 Bonds"), the NOK denominated bonds issued under the agreement signed on November 27, 2019, between GasLog and the bond trustee, as amended (the "NOK 2024 Bonds") and the 8.875% senior unsecured notes due in 2022 and issued in March 2017 and May 2019 (the "8.875% Senior Notes"), is secured by mortgages on our owned ships and is guaranteed by the Company or a combination of the Company and GasLog Partners, in the case of the Partnership's indebtedness. The NOK 2021 Bonds, the NOK 2024 Bonds and the 8.875% Senior Notes (the carrying amounts of which, net of unamortized financing costs and premium as of December 31, 2019, are $48.9 million, $100.5 million and $322.9 million, respectively) are unsecured. Borrowings presented do not include our scheduled debt payments and our prepayments since December 31, 2019 totaling $109.2 million. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

(2)
Borrowings presented at December 31, 2019, are shown net of $52.4 million of loan issuance costs that are being amortized over the term of the respective borrowings.

(3)
Does not include any shares that may be issued under the Company's 2013 Omnibus Incentive Compensation Plan. At December 31, 2019, our share capital consisted of 80,993,126 issued and outstanding common shares, 121,456 treasury shares issued and 4,600,000 Preference Shares issued and outstanding.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Inherent in the LNG Carriers Business

As of March 2, 2020, our owned and bareboat fleet consists of 28 LNG carriers (including the 15 LNG carriers owned by GasLog Partners) and seven newbuilds. The majority of our ships currently operate under term time charters with six ships trading in the spot market but the charters of a further seven ships will terminate in 2020 including six steam vessels and one TFDE vessel. On redelivery, the vessels will trade in the short-term spot market unless we are able to secure new term charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam vessels at attractive rates and may result in lower levels of utilization. Trading vessels in the spot market, or being unable to recharter the Steam vessels on term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our common or Preference shares.

        22 of our owned and bareboat vessels (including 14 of the 15 LNG Carriers owned by GasLog Partners) and seven of our newbuild vessels currently operate or will operate under term time charters. Six of our vessels are currently trading in the spot market (including one vessel owned by GasLog Partners). The Methane Alison Victoria came off charter in January 2020 and is trading in the spot market. The Methane Rita Andrea is due to come off charter in April 2020 plus up to 30 days at the charterer's option and, the Methane Shirley Elisabeth is due to come off charter in June 2020 plus 30 days at the charterer's option. The GasLog Sydney is due to come off charter in June 2020, although the charterer has the option to extend the time charter for two further periods of 180 days each at specified rates. The Methane Jane Elizabeth is due to come off charter in November 2020 and the charterer has several options to extend the charter at varying durations between one and four years at specified rates. The Methane Heather Sally is due to come off charter in December 2020 plus 30 days at the charterer's option. The charter rate for the one year charter of the Methane Jane Elizabeth is lower than the charter rate which the vessel was earning under her multi-year charter with Shell which expired in November 2019. While trading in the spot market, the spot market time charter equivalent ("TCE") earnings of the Methane Alison Victoria have been lower than the charter rate which the vessel was earning under her multi-year charter with Shell which expired in January 2020. In addition, the Methane Lydon Volney is due to come off charter during 2020. Our Steam vessels are less efficient and have higher emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, GasLog Partners announced that it will focus its capital allocation on debt repayment, prioritizing balance sheet strength for 2020. As such, the Partnership expects to reduce its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020 from $0.561 per unit for the fourth quarter of 2019.

        GasLog Partners and GasLog continue to pursue opportunities for new term time charters with third parties for the vessels trading in the spot market but may have difficulty in securing new charters at attractive rates and for multi-year durations. In the interim, we may have increased exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

        Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt obligations and covenants.

        A sustained decline in charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based, and caused the Group to recognize a non-cash impairment loss of $162.1 million as of December 31, 2019 for its six Steam vessels built in 2006 and 2007. A significant decline in the market value of our vessels could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be magnified by the fact that we would still be expending cash to cover the operating costs of the vessel and the costs of servicing the debt on the vessel, if any. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel and we would be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

        Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, although the level of spot voyages and short-term time charters of less than 12 months in duration has grown in recent years. As vessels currently operating under multi-year charters redeliver, the number of vessels available in the short-term or spot charter market is likely to continue to expand which may result in reduced opportunities to secure multi-year charters for our vessels. With our vessels trading in the short-term or spot market upon expiration or early termination of our current charters, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters on variable rates depending on market prices at the time, as opposed to fixed rates, and may result in extended periods of idle time between charters. We have entered into two multi-year charters with Gunvor for the GasLog Shanghai and the GasLog Salem at rates which are indexed to estimated market rates for TFDE vessels trading in the spot market. While these charters ensure 100% utilization of the vessels during the duration of the contracts, a fall in such estimated market rates would result in a decrease in our revenues. These factors could result in a decrease in our revenues and cash flows, including cash available for dividends to shareholders.

An oversupply of LNG carriers as a result of excessive new ordering may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. The development of liquefaction projects in the United States for the first time and the anticipation of exports beginning in early 2016 contributed to this significant ordering activity. Following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 and 2019, driven by cyclically low shipyard prices for newbuild vessels, the then strengthening of charter rates and increasing expectations for long-term LNG supply and demand.

According to Poten, as of March 2, 2020, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 513 vessels, with another 118 LNG carriers on order, of which 76 have long-term charters. The large number of ordered newbuildings that remain uncommitted and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, vessel utilization and vessel values.

        If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for dividends to shareholders, may decline.

In 2020, nine vessels (five GasLog vessels and four GasLog Partners vessels) are scheduled to be dry-docked and, in 2021, five GasLog Partners vessels are scheduled to be dry-docked. The dry-dockings for all of these vessels will be longer and more costly than normal as a result of the need to install ballast water treatment systems ("BWTS") on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay dividends on our common or Preference shares.

        Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2020 and 2021, the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. The upcoming dry-dockings of vessels are expected to be carried out in 2020 (9 vessels), 2021 (5 vessels) and 2023 (8 vessels).

Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund the seven newbuildings we have on order as of March 2, 2020, and any additional ships we may acquire in the future. In addition, three of our credit facilities are due to mature between 2020 and 2022. We cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favourable terms.

        We believe that our existing cash and cash equivalents and our operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we are obligated to make substantial capital expenditures to fund our commitments for the seven newbuildings we have on order. We are scheduled to take delivery of the vessels on various dates during 2020 and 2021. As of December 31, 2019, the total remaining balance of the contract prices for the seven vessels under construction was $1,113.0 million, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel is payable upon its delivery to us from the shipyard.

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

        In addition, we may choose to make substantial further capital expenditures to expand the size of our fleet and/or to convert existing LNG carriers to FSRUs/FSUs in the future. We expect to finance the cost of any new vessels, including conversion costs through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry, changes to banking regulations and further contingencies and uncertainties that are beyond our control. The recent significant fall in the value of our common shares may make it difficult or impossible for us to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of any debt financings could limit our ability further to expand our fleet and to pay dividends to our shareholders.

        The debt of the 13 vessels comprising the credit agreement we entered into on February 18, 2016 to refinance the debt maturities that were scheduled to become due in 2016 and 2017 (the "Five Vessel Refinancing") and the credit agreement we entered into on July 19, 2016 to refinance the existing indebtedness on eight of GasLog's on-the-water vessels of up to $1,050.0 million (the "Legacy Facility Refinancing") will mature in April and July 2021, respectively. The vessels include four Steam vessels and nine TFDE vessels. The age of the vessels, recent declines in their estimated fair market values and the limited charter cover attached to the vessels will make the refinancing of these facilities more challenging. As a result, securing access to additional funds in advance of the maturity of our debt facilities cannot be assured on the same or similar terms. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay dividends to our shareholders. Any debt or additional equity financing raised may contain unfavorable terms to us or our shareholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans.

        Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The recent significant fall in the value of our common shares may make it difficult or impossible for us to access the equity or equity-linked capital markets. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash dividends may be diminished, or our financial leverage may increase, or our shareholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

        To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

  •
  restructuring our debt;

  •
  seeking additional debt or equity capital;

  •
  selling assets;

  •
  reducing dividends;

  •
  reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

  •
  seeking bankruptcy protection.

        Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for dividends to shareholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common shares, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to maintain our quarterly dividends to shareholders.

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

  •
  cargo and property loss or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the recent outbreak of the COVID-19 virus) and quarantine, or political action in various countries;

  •
  declining operational performance due to physical degradation as a result of extensive idle time or other factors; and

  •
  work stoppages or other labor problems with crew members serving on our ships.

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

        If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 28 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to pay cash dividends to our shareholders.

A cyber-attack could materially disrupt GasLog's business.

        GasLog's business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog's information technology systems and networks, or to steal data. A cyber-attack could materially disrupt GasLog's operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog's information technology systems could have a material adverse effect on GasLog's business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

        We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation ("GDPR"), which regulates the use of personally identifiable information, went into effect in the European Union ("EU") on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

        Changes in the nature of cyber threats and/or changes to industry standards and regulations might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and/or FSRUs/FSUs, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants.

        One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into time charter contracts for some or all of the GasLog Saratoga, the Methane Lydon Volney, the GasLog Singapore, the GasLog Chelsea and the GasLog Savannah, all of which currently trade in the spot market. We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements, including in respect of the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Alison Victoria and the GasLog Sydney, all of which are owned by GasLog Partners, and the GasLog Saratoga and the Methane Lydon Volney. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

  •
  size, age, technical specifications and condition of the ship;

  •
  LNG shipping experience and quality and efficiency of ship operations, including level of emissions;;

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

  •
  construction and dry-docking management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

  •
  competitiveness of the bid in terms of charter rate and other economic and commercial terms.

        We expect substantial competition from a number of experienced companies and recent and potential future new entrants to the LNG shipping market. Competitors may include other independent ship owners, state-sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have, and some have particular relationships that may provide them with competitive advantages. In recent years, a number of marine transportation companies, including companies with strong reputations and extensive resources and experience, have either entered or significantly increased their presence in the LNG transportation market. There are other ship owners, managers and investors who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis and we may not be successful in executing any future growth plans, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We currently derive the majority of our revenues from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favourable terms, we will suffer a loss of revenues.

        Our charterer has the right to terminate a ship's time charter in certain circumstances, such as:

  •
  loss of the ship or damage to it beyond repair;

  •
  if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one year period;

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

        Accordingly, the existence of any right of termination or the loss of any customer, charter or vessel could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

Ship values may fluctuate substantially which has, as at December 31, 2019 in relation to our Steam vessels, and could again in future, resulted in a non-cash impairment charge of $162.1 million for the six Steam vessels built in 2006 and 2007, including five GasLog Partners vessels and one vessel owned by us. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

        Values for ships can fluctuate substantially over time due to a number of different factors, including:

  •
  prevailing economic conditions in the natural gas and energy markets;

  •
  a substantial or extended decline in demand for LNG;

  •
  the level of worldwide LNG production and exports;

  •
  changes in the supply and demand balance of the global LNG carrier fleet and the size and contract profile of the LNG carrier orderbook;

  •
  changes in prevailing charter hire rates;

  •
  declines in levels of utilization of the global LNG carrier fleet and of our vessels;

  •
  the physical condition of the ship;

  •
  the size, age and technical specifications of the ship; and

  •
  the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

        If the market value of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment charge recorded in the year ended December 31, 2019, which could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Policies—Impairment of Vessels". Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

If we cannot meet our charterers' quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

        Customers, and in particular those in the LNG industry, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. There is also increasing focus on the environmental footprint of marine transportation. Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. Any non-compliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to pay cash dividends to our shareholders.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the physical effects of climate change and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators.

        Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities under, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

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

        Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (the "IMO") has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting the sulfur content of fuel, which were phased in on January 1, 2020. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships' compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

        We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements and/or contractual requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.

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

        Increased concern over climate change could lead to a more negative perception of the oil and gas industry which could impact our ability to attract investors, access financing in the bank and capital markets and attract and retain talent.

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

Our future performance and ability to secure future employment for our vessels depends on continued growth in LNG production and demand for LNG and LNG shipping.

        Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and the demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction or slower than expected ramp-up of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

  •
  prices for crude oil, petroleum products, natural gas. Currently extremely low natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;

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

  •
  concerns regarding the spread of disease, for example, the COVID-19 virus, safety and terrorism;

  •
  changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;

  •
  the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;

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

        In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future.

A continuation of the recent low prices in natural gas and volatile oil prices may adversely affect our growth prospects, results of operations and cash flows.

        Natural gas prices are volatile and have recently reached their lowest levels since 2009 in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

  •
  price and availability of crude oil, petroleum products and coal;

  •
  worldwide and regional supply of, demand for and price of natural gas;

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

        Given the significant global natural gas and crude oil price volatility referenced above, and with eight vessels currently scheduled to come off charter during 2020 and 2021, a continuation of current low natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to pay cash dividends, as a result of, among other things:

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

  •
  low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;

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

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff, including members of our Senior Management, are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship-to-shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

        GasLog has an office in England and our vessels may visit ports within the United Kingdom. The United Kingdom exited the European Union on January 31, 2020 and entered a transition period from February 1, 2020 to December 31, 2020 during which it will seek to agree to the terms of its future relationship with the European Union. Uncertainty regarding the relationship between the United Kingdom and the European Union post 2020 may create economic instability in the United Kingdom which could disrupt our operations and have an adverse effect on our business. Whilst we will seek to minimize any potential risk by putting appropriate mitigation plans in place, we cannot assure you that these plans will be effective in all circumstances.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Our business could be harmed by these tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

        The recent COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LNG, particularly in China, and funds flows and sentiment in the global financial markets. Our share price has recently declined significantly, due in part to the impact of the COVID-19 virus. The ongoing spread of the COVID-19 virus may continue to negatively affect our business, our operations, including our newbuildings under construction in South Korea, and our financial position and prospects. Failure to control the continued spread of the virus could significantly impact economic activity, demand for LNG and LNG shipping which could further negatively affect our business, financial condition, results of operations and cash available for payment of dividends to shareholders.

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

        In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Any terrorist attacks targeted at ships may in the future have a material negative affect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

        Changing laws, regulations and standards relating to reporting requirements may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, GasLog has invested in, and intends to continue to invest in, reasonably necessary resources to comply with evolving standards.

        The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated. Bermuda was included in a list of jurisdictions which are required to address the European Union Code of Conduct Group's concerns in respect of 'economic substance'. Bermuda, along with the British Virgin Islands, the Cayman Islands, Guernsey, Bailiwick of Jersey and the Isle of Man, has committed to comply with the European Union Code of Conduct Group's requirements on economic substance and has passed legislation in the form of the Economic Substance Act 2018 (the "ESA"). Currently, there is uncertainty surrounding the interpretation of the ESA and the relevant regulations as the Bermuda government, along with the respective governments of the other jurisdictions referenced above, remain in discussions with the European Union Code of Conduct Group.

        At present, the impact of these new economic substance requirements seems clear, and GasLog has filed the required returns confirming we have appropriate economic substance in Bermuda. However, it is not possible to accurately predict the outcome of any review by the authorities as to whether or not GasLog and its business has accurately interpreted the requirements. Whilst we believe we have taken appropriate advice and counsel from the relevant authorities and external legal advisors, the requirements may increase the complexity and costs of carrying on GasLog's business with entities incorporated in Bermuda.

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

Risks Inherent in an Investment in GasLog

Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking new charters for our vessels.

        We rely exclusively on the cash flow generated from charters for our LNG vessels and management of third party LNG vessels. Due to our lack of diversification, an adverse development in the LNG market and/or the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Our contracts for the seven newbuildings we have on order as of March 2, 2020 are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

        Our seven contracted newbuildings are scheduled to be delivered to us on various dates between 2020 and 2021. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

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

  •
  accidents, diseases or pandemics, including the COVID-19 virus;

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

  •
  secure charter arrangements on terms acceptable to us and to our lenders;

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
  terminate any charter;

  •
  amend our shipbuilding contracts;

  •
  change the manager of our ships;

  •
  undergo a change in ownership; or

  •
  acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

        Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in part or in full.

        Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners financial covenants);

  •
  total indebtedness divided by our total assets must not exceed 75.0% (in the case of the GasLog Partners financial covenants, must be less than 65.0%);

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million (in the case of the GasLog Partners financial covenants, the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million);

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110.0 million (not included in the GasLog Partners financial covenants);

  •
  being permitted to pay dividends subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (in the case of the GasLog Partners financial covenants, being permitted to pay dividends subject to no event of default having occurred or resulting from such payment); and

  •
  market value adjusted net worth must be not less than $350.0 million (not included in the GasLog Partners financial covenants).

        In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% (in the case of the October 2015 Facility and the 7xNB Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants and, if we fail to do so, our lenders could accelerate our indebtedness.

        Further, GasLog has issued the NOK 2024 Bonds and the US dollar denominated 8.875% Senior Notes which also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. Under the terms of the NOK 2024 Bonds, GasLog is required to comply with the following financial covenants:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  total indebtedness divided by total assets must not exceed 75.0%;

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%.The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110.0 million; and

  •
  GasLog's market value adjusted net worth must at all times be not less than $350.0 million.

        In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of GasLog's shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog's shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog's shareholders (items (i), (ii) and (iii) collectively referred to as the "Distributions") that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group's cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions.Under the terms of the 8.875% Senior Notes, GasLog is required to comply with the following financial covenants:

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

        The significant global natural gas and crude oil price volatility, amongst other factors referenced above, have in turn led to a significant shortening of the average duration of spot charters fixed during 2019, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the six vessels in the spot market. As of December 31, 2019, we had a total of 2,611 open vessel days during 2020. A failure to obtain charters at acceptable rates on these vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends to our shareholders.

        As of December 31, 2019, we had an aggregate of $3.1 billion of indebtedness outstanding under our credit agreements, the NOK 2021 Bonds, the NOK 2024 Bonds and the 8.875% Senior Notes, of which $255.4 million was repayable within one year, and finance lease liabilities of $204.9 million, of which $9.4 million was repayable within one year. As of December 31, 2019, there was an undrawn available capacity of $100.0 million under the revolving facility of the Legacy Facility Refinancing and $2.0 million under the 2019 Partnership Facility. In addition, there is $1.1 billion available under the 7xNB Facility to finance a portion of the contract price of our seven newbuildings delivering in 2020 and 2021. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

  •
  our ability to comply with the specified financial covenants in our loan facilities, NOK 2024 Bonds and 8.875% Senior Notes and as corporate guarantor for certain loan facilities on a consolidated basis;

  •
  our ability to obtain new charters for our vessels at acceptable rates;

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

        For information regarding the dividend payment restrictions in our financing agreements, see "—Risks Inherent in an Investment in GasLog—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships".

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

        We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of March 2, 2020, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 35.6%% equity interest (including our 2.0% general partner interest). As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends.

        On February 6, 2020, in light of reduced expectations for steam vessel utilization and earnings, GasLog Partners announced that it will focus its capital allocation on debt repayment, prioritizing balance sheet strength for 2020. As such, the Partnership expects to reduce its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020 from $0.561 per unit for the fourth quarter of 2019. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

        Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros and in British pounds. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros and British pounds, which amounted to approximately $8.0 million and $1.2 million as of December 31, 2019. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Increased regulatory oversight, uncertainty relating to the nature and timing of the phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

        On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the continuation of LIBOR on the current basis is not guaranteed after 2021. There is therefore no guarantee the LIBOR reference rate will continue in its current form post 2021. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Units.

        Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or distribution payments differing from expectations and could affect our profit and the market value of our Preference Units.

        In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of interest or dividend payments during the floating rate period for our LIBOR based agreements would be affected and could affect our profit or the market value of our Preference Shares.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders' equity as well as charges in our statement of profit and loss.

        We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2019, we had 18 derivative contracts in place with a notional amount of $1.17 billion. The changes in the fair value of the 18 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

        As of December 31, 2019, we had three Cross Currency Swaps, or "CCSs", to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2024 Bonds. As of December 31, 2019, the three CCSs had a notional amount of $98.6 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

        We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly euros, British Pounds Sterling, Singapore dollars and Japanese Yen). As of December 31, 2019, we had

43 forward foreign exchange contracts in place with an aggregate notional amount of €54.0 million, six with an aggregate notional amount of £3.0 million, nine with a notional amount of S$4.5 million and one with a notional amount of JP¥29.4 million. The changes in the fair value of these contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

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

        We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts, interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, the majority of our vessels are chartered to, and we received the majority of our total revenues for the year ended December 31, 2019 from, subsidiaries of Shell. We also have two vessels on charter to Trafigura, one vessel on charter to Cheniere, two vessels on charter to Gunvor and six vessels trading in the spot market. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

Risks Related to Our Securities

The price of our common shares has recently declined significantly and may continue to be volatile.

        The price of our equity securities may be volatile and may fluctuate due to factors including:

  •
  our payment of dividends;

  •
  the amount of cash dividends paid to our shareholders;

  •
  repurchases by us of our common shares pursuant to our share repurchase programme;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  fluctuations in oil and natural gas prices;

  •
  fluctuations in the seaborne transportation industry, including fluctuations in the charter rates and utilization of vessels in the LNG carrier market;

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

  •
  investors' perceptions of us, the LNG industry, the LNG shipping industry and the energy industry more broadly;

  •
  the general state of the securities markets; and

  •
  other developments affecting us, our industry or our competitors, such as the recent outbreak of the COVID-19 virus.

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

        Our Preference Shares are subordinated to all of our existing and future indebtedness. As of December 31, 2019, we had $3.1 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

        GasLog Ltd. has qualified for the statutory tax exemption for the year of 2019 and intends to continue to qualify for the foreseeable future. However, no assurance can be given that this will be the case. If GasLog Ltd. is not entitled to this exemption under Section 883 for any taxable year, we would be subject to the 4% U.S. Federal income tax described above. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for dividends to our shareholders. For a more detailed discussion, see the section entitled "Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Taxation of Our Operating Income".

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

        On May 12, 2014, our subsidiary GasLog Partners completed an IPO of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in net proceeds of $186.0 million. GasLog Partners is a Marshall Islands master limited partnership formed by us to own and operate LNG carriers under multi-year charters. Its common units representing limited partner interests are traded on the NYSE under the ticker symbol "GLOP". Concurrently with the initial public offering, GasLog Partners acquired a 100.0% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitled GasLog to increasing percentages of the cash that the Partnership distributed in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.7 million of cash consideration paid directly to us from the offering proceeds. In addition to the cash consideration of $65.7 million paid to us, GasLog Partners used the $186.0 million net proceeds of its IPO to (a) prepay $82.6 million of debt plus accrued interest of $0.4 million and (b) make a payment of $2.3 million (including $0.3 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.0 million was retained by GasLog Partners for general partnership purposes.

        Since GasLog Partners' IPO, the Partnership has completed follow-on equity offerings as set out below, the proceeds of which have been used for general corporate purposes including partially funding the acquisition of the GasLog subsidiaries that own the vessels listed below:

Date of Equity Offering	Equity Offering	Net Proceeds	Vessels Purchased	Date Acquisition Completed
September 29, 2014	Follow-on common equity offering	$133.0 million	Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014
June 26, 2015	Follow-on common equity offering	$171.8 million	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
August 5, 2016	Follow-on common equity offering	$52.3 million	GasLog Seattle	November 1, 2016
January 27, 2017	Follow-on common equity offering	$78.2 million	GasLog Greece	May 3, 2017
May 15, 2017	Preference equity offering	$138.8 million	GasLog Geneva	July 3, 2017
May 16, 2017 onwards	Common equity offering through an at-the-market common equity offering which commenced in May 2017 (the "ATM Programme")	$123.4 million (through December 31, 2019)	Solaris Methane Becki Anne	October 20, 2017 November 14, 2018
January 17, 2018	Preference equity offering	$111.0 million	GasLog Gibraltar	April 26, 2018
November 15, 2018	Preference equity offering	$96.3 million	GasLog Glasgow	April 1, 2019

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

        As of March 2, 2020, GasLog holds a 35.6% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership's partnership agreement, or the "Partnership Agreement", GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements. The Group's control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group's control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

        On October 1, 2015, GasLog, Dynagas and Golar established the Cool Pool to market their vessels operating in the LNG shipping spot market. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool. On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool and Golar, whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool at that time. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

        On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners' profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the total GasLog Partners' profit for the three months ended June 30, 2019 and onwards.

        We maintain our principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

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

B. Business Overview

Overview

        We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of March 2, 2020, consists of 35 LNG carriers, including 28 ships on the water and seven LNG carriers on order at one of the world's leading LNG shipbuilders, Samsung. This includes 15 LNG carriers in operation that are owned by GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. We currently manage and operate 28 LNG carriers including 12 of our wholly owned ships in operation, 14 ships contributed or sold to the Partnership (one is managed by a subsidiary of Shell), one additional LNG carrier in which we have a 25.0% interest and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. We are also supervising the construction of our newbuildings. We operate our vessels primarily under term charters of one year or longer with six vessels, of which one is owned by GasLog Partners, currently trading in the spot and short-term market. As of December 31, 2019, these contracts are expected to provide total contracted revenues of $4.0 billion during their initial terms, which expire between 2020 and 2032. During 2019, 2018 and 2017, we generated revenues of $668.6 million, $618.3 million and $525.2 million, respectively. For disaggregation of revenues, see "Item 5. Operating and Financial Review and Prospects—Operating Results—Customers".

        The LNG carrier in which we have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to MSL.

        Our current time charters have initial terms of up to 12 years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions. We will continue to evaluate the attractiveness of longer and shorter-term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. Our orderbook of new LNG carriers has staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2021. This has the additional advantage of spreading our exposure to the re-delivery of these ships over several years upon expiration of their current charters.

        Each of our 28 owned and bareboat LNG carriers and seven LNG carriers under construction is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our seven contracted newbuildings, our owned and bareboat fleet will have an average age of 7.0 years, making it one of the youngest in the industry. By comparison, as of December 31, 2019, the average age for the global trading LNG carrier fleet including LNG carriers of all sizes, was 10.0 years.

        Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or "HSSE", management and reporting. With over 19 years of technical management experience, including 15 years as sole technical manager of BG Group's owned fleet of LNG carriers, we have established a track record for the efficient, safe and reliable operation of LNG carriers which is evidenced by our safety performance and the limited off-hire days of the 28 ships currently operating under our management.

        A wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade in 2016. Gastrade is licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure. A wholly owned subsidiary of GasLog has executed an FSRU Operation and Maintenance Agreement with Gastrade. This agreement is tied to the Terminal Use Agreement and subject to final investment decision ("FID") of the Alexandroupolis Project.

        On January 11, 2019, Gastrade announced that the first phase of the regulatory market test for long-term capacity in the Alexandroupolis FSRU was concluded with responses from 20 companies with an aggregated interest for up to 12.2 billion cubic meters per year of regasification capacity. This is more than double the nominal planned capacity of the terminal.

        On July 26, 2019, the Guidelines for the second phase of the market test were released in preparation for the launch of the market test itself in early 2020. In this second phase, participants will be required to sign an advanced reservation capacity agreement with binding commitments to take long-term capacity. The second phase of the market test commenced on January 10, 2020 and is currently expected to conclude in April.

        On September 29, 2019, Gastrade released the Engineering Procurement and Construction tender for the construction of the pipeline and offshore installation contract. The FSRU procurement tender to shortlisted companies is expected to be released in the first quarter of 2020. Should GasLog be selected as the provider of the FSRU, it is currently expected that we would sell a TFDE vessel converted to a FSRU to Gastrade.

        On December 30, 2019, DEPA, the Greek State Gas Company, signed agreements to acquire 20% of the shares in Gastrade. The closing of the acquisition is pending a "no objection" consent from Greek competition authorities. The Bulgarian parliament has approved the acquisition of 20% of the shares in Gastrade by BulgarTransgaz, the Bulgarian State Gas Transport Company. A preliminary agreement has been executed and the completion is expected in early 2020.

        Gastrade currently expects to take FID on the project in the third quarter of 2020 with the purchase of the FSRU and start-up of the facility anticipated to occur approximately two years after FID.

        In September 2019, GasLog announced that a wholly owned subsidiary of GasLog had signed a 10-year time charter with Sinolam for the provision of a LNG FSU to a gas-fired power project being developed on Panama. The time charter is expected to be fulfilled through the conversion of the GasLog Singapore. The FSU will receive, store and send out LNG to a gas-fired power plant currently being developed near Colón, Panama, by Sinolam Smarter energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Investment Development Company. The power project has signed long-term power purchase agreements with leading Panamanian utility companies as well as a 15-year LNG sale and purchase agreement with Shell.

        In November 2019, GasLog announced plans to relocate more of its employees including several members of senior management to the Piraeus, Greece office, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overheads. As a result, the Monaco office will reduce the already limited number of employees, whilst the London office will focus primarily on chartering activities and company secretarial duties. The offices in Singapore, Korea and the U.S. will be unaffected by the changes. We expect to incur total restructuring costs of approximately $6.0 million. A restructuring charge of $4.7 million was recorded in the fourth quarter of 2019 but the cash costs of the restructuring will be primarily incurred in 2020. In 2021 and beyond, we expect like-for-like General and Administrative Expenses to fall by a similar amount of approximately $6.0 million.

        On February 6, 2020, GasLog Partners announced a non-cash impairment on its five Steam vessels and guided towards a reduction in its quarterly distribution from the first quarter of 2020 as a result of a number of increasingly strong negative indicators in the LNG shipping market. GasLog Partners is now focusing capital allocation on debt repayment and prioritizing balance sheet strength for 2020, in order to lower cash break-evens and to reposition the Partnership for potential future growth if its cost of capital allows GasLog Partners to access debt and equity capital on acceptable terms.

Our Fleet

Owned Fleet

        The following table presents information about our wholly owned vessels and their associated time charters as of March 2, 2020:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Chelsea	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
3	GasLog Salem	2015	155,000	Gunvor	TFDE	March 2021	—
4	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
5	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
7	GasLog Warsaw	2019	180,000	Cheniere	X-DF	May 2021	—
				Endesa		May 2029	2035 - 2041
8	GasLog Hong Kong	2018	174,000	Total	X-DF	December 2025	2028
9	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030 - 2033
10	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031 - 2034
11	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032 - 2035
12	GasLog Singapore	2010	155,000	Spot Market	TFDE	—	—
				Sinolam(3)		October 2030	—

        The following table presents information about GasLog Partners' fleet and their associated time charters as of March 2, 2020:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere	TFDE	June 2020	2020 - 2021
5	Methane Jane Elizabeth	2006	145,000	Trafigura(4)	Steam	November 2020	2021 - 2024
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022 - 2028
10	GasLog Shanghai	2013	155,000	Gunvor	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessel

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Julia Louise(5)	2010	170,000	Shell	TFDE	March 2026	2029 - 2031

(1)
Indicates the expiration of the initial term.

(2)
The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer's option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Jane Elizabeth has the right to extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that the charterer provides us with advance notice of declaration.

(3)
The vessel is currently trading in the spot market and has been chartered to Sinolam for the provision of an FSU. The charter is expected to commence in November 2020, after the dry-docking and conversion of the vessel to an FSU.

(4)
In March 2018, GasLog Partners secured a one-year charter with Trafigura for the Methane Jane Elizabeth (as nominated by the Partnership), which commenced in November 2019. The hire rate for this charter is lower than the hire rate under the vessel's multi-year charter with Shell, which expired in October 2019.

(5)
On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

Newbuilds

Vessel Name		Expected Delivery(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	Hull No. 2213	Q2 2020	180,000	Centrica	X-DF	2027	2029 - 2033
2	Hull No. 2274	Q2 2020	180,000	Jera	X-DF	2032	2034 - 2036
3	Hull No. 2262	Q3 2020	180,000	Centrica	X-DF	2027	2029 - 2033
4	Hull No. 2300	Q4 2020	174,000	Cheniere	X-DF	2027	2030 - 2034
5	Hull No. 2301	Q4 2020	174,000	Cheniere	X-DF	2027	2030 - 2034
6	Hull No. 2311	Q2 2021	180,000	Cheniere	X-DF	2028	2031 - 2035
7	Hull No. 2312	Q3 2021	180,000	Cheniere	X-DF	2028	2031 - 2035

(1)
Expected delivery quarters are presented.

(2)
Indicates the expiration of the initial term.

(3)
The charterer of Hull No. 2213 and Hull No. 2262 has the right to extend the charters by three consecutive periods of two years each at the charterer's option. The charterer of Hull Nos. 2300, 2301, 2311 and 2312 has the right to extend the charters by three consecutive periods of three years, two years and two years, respectively, each at the charterer's option. The charterer of Hull No. 2274 has the right to extend the charter by two consecutive periods of two years, each at the charterer's option.

Charter Expirations

        The Methane Rita Andrea, the GasLog Sydney, the Methane Shirley Elisabeth, the Methane Lydon Volney, the Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in April 2020, June 2020, June 2020, October 2020, November 2020 and December 2020, respectively, each plus or minus 30 days. GasLog Partners and GasLog continue to pursue opportunities for new term charters with third parties and, on an interim basis, will trade the vessels in the spot/short-term charter market, pursuing the most advantageous redeployment depending on evolving market conditions.

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

  •
  each of our ships is equipped with a modern steam turbine or has TFDE or X-DF engine propulsion technology;

  •
  Bermuda is the flag state of each ship with the exception of the GasLog Warsaw which has a Hellenic flag;

  •
  each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  upon delivery of the last of our seven contracted newbuildings in 2021, our owned fleet will have an average age of 7.0 years, making it one of the youngest in the industry, compared to a current average age of 10.0 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2019.

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

Managed Fleet

        Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 27 LNG carriers currently operating in our owned and bareboat fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung or Hyundai of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

        The following table provides information about our managed, third party owned ship (not including the bareboat vessel):

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	GasLog Ownership	Ship Owner	Charter Expiration
1	Methane Nile Eagle(1)	2007	145,000	Steam	25.0%	Egypt LNG(1)	2027

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

        We entered into master time charters with MSL that established the general terms under which the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the GasLog Houston, the GasLog Genoa and the GasLog Gladstone will be chartered to MSL. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship's charter.

        We have entered into time charter agreements with a subsidiary of Shell, establishing the terms under which the GasLog Seattle and the Solaris will be chartered to Shell.

        The GasLog Chelsea, the GasLog Skagen, the Gaslog Saratoga, the GasLog Singapore, GasLog Savannah and the Methane Alison Victoria are trading in the spot/short-term charter market and from time to time enter into voyage or short-term time charters.

        The GasLog Salem and the GasLog Shanghai are operating under time charter agreements with Gunvor which are based on a market-related structure where the hire rate is adjusted for each voyage and is subject to agreed minimum and maximum rates of hire. We have entered into a time charter agreement with Cheniere, establishing the terms under which the GasLog Warsaw will be chartered to Cheniere from August 2019 to May 2021. We have entered into a time charter agreement with Endesa, establishing the terms under which the GasLog Warsaw will be chartered to Endesa from May 2021.

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

        We have entered into a time charter agreement with Jera establishing the terms under which Hull No. 2274 will be chartered to Jera.

        We have entered into a time charter agreement with Sinolam establishing the terms under which the GasLog Singapore will be chartered to Sinolam.

        The following discussion describes the material terms of the time charters for our owned and bareboat ships.

Initial Term, Extensions and Redelivery

        The initial term of the time charters for the Methane Lydon Volney, the Methane Rita Andrea, the Methane Shirley Elisabeth, and the Methane Heather Sally began upon delivery to GasLog following their acquisition from MSL in 2014, and will terminate on various dates in 2020.

        The initial term charter for the Methane Becki Anne to MSL began upon delivery of the ship and will terminate in 2024. MSL has options to extend the terms of the charter for an additional period of either three or five years beyond the initial charter expiration date.

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

        Our time charter to MSL for the GasLog Genoa began when the ship was delivered from the shipyard in March 2018. The initial charter term for the ship will terminate in 2027. The time charter to MSL for the GasLog Gladstone began when the ship was delivered from the shipyard in March 2019. The initial charter term for the ship will terminate in 2029. MSL has options to extend terms of the charters for the GasLog Genoa and the GasLog Gladstone for two consecutive periods of three years each, all at specified hire rates.

        The initial term of the time charter for the GasLog Seattle and the Solaris began upon delivery of the ships following an initial period during which the ships operated under maiden voyage time charters, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ships. The time charters for the GasLog Seattle and the Solaris will terminate in 2021.

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

        The initial time charter for the GasLog Warsaw to Cheniere began when the ship was delivered in August 2019 and will terminate in May 2021. Our time charter to Endesa for the GasLog Warsaw begins in May 2021. The initial charter term will terminate in 2029. Endesa has the option to extend the term of the charter by two six-year periods beyond the initial charter expiration date.

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

        The rates and period for the fixtures of the GasLog Singapore, the GasLog Savannah, the GasLog Chelsea, the GasLog Skagen, the Methane Alison Victoria and the GasLog Saratoga vary from charter to charter, as is the nature of trading in the spot/short-term charter market.

        Our time charters to Gunvor for the GasLog Salem and the GasLog Shanghai began in June 2019 and the charters will terminate in 2021 and 2022 respectively.

        Our time charter to Jera for Hull No. 2274 will begin upon delivery of the vessel in 2020. The initial charter terms will terminate in 2032. Jera has the option to extend the term of the charter by two consecutive periods of three years.

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

Hire Rate Provisions

        "Hire rate" refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are four methods by which the daily hire rate for our owned ships is determined:

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

  •
  Under the fourth method, the hire rate is based on a base hire rate adjustment mechanism for each voyage and is calculated by taking the average of the daily spot market headline rates of three broker reports. The three broker reports used for this calculation shall be drawn from the week which contains the date that is twenty (20) days prior to each loading date. The voyage is defined as being from drop last pilot at the discharge port until the drop last pilot at next discharge port. For each voyage, the broker average daily rate, shall be subject to certain adjustments to determine the "Actual daily hire rate" of that voyage. The hire rate for each voyage is subject to maximum ceiling and minimum floor rates.

        The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter. We have had no instances of hire rate reductions since the first two of our owned ships commenced operations in 2010.

Off-Hire

        When a ship is "off-hire"—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. The vast majority of our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ships, whilst for some other charters, there are other provisions in place to ensure the same. For the vessels operating in the short-term spot market we take advantage of any stub period to enable us to perform the required maintenance. Our ships are being maintained to the highest standards in accordance with the maker's maintenance schedule. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer's use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship's officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems. We have obtained loss of hire insurance to protect us against loss of income as a result of a ship being off-hire. See "—Risk of Loss, Insurance and Risk Management—Loss of Hire Insurance".

        All ships are dry-docked at least once every five years for a special survey as required by the ship's classification society. Our ships are considered to be on a scheduled off-hire under our time charters during such periods.

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

Shipbuilding Contracts

        We have entered into shipbuilding contracts with Samsung in respect of seven newbuildings which have an aggregate contract price of approximately $1.3 billion. As of December 31, 2019, the aggregate outstanding balance was $1.1 billion, which will be paid in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

        As of December 31, 2019, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2019(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	801,845
Amounts due in one to three years	311,190

Total	1,113,035

(1)
Instalments of $18.5 million have already been paid in 2020 to date.

        The shipbuilding contracts provide for the seven newbuildings to be delivered and ready for immediate operation on various dates in 2020 and 2021. The shipbuilding contracts require Samsung to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event and, in the event of a prolonged delay, we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

        In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default and, if a default by us were to continue for more than 15 business days, Samsung would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

Ship Management Services and Construction Supervision

        Except for the Solaris, which is managed by a subsidiary of Shell, management of our owned and bareboat fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2019, ship management services provided to external customers accounted for approximately 0.1% of our consolidated revenues.

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

        In the case of the Methane Nile Eagle, the crewing and other operational costs are fully passed-through to the ship owner, and the customer pays us a management fee per month for our technical management services. In connection with our ship management services provided to the Methane Nile Eagle, we have entered into a consultant service agreement pursuant to which we provide specialized services relating to the management of the LNG carrier. These services include the development and installation of a ship's ship management system, which includes installing onboard hardware and software systems and providing related training to the ship's personnel. The terms of the Methane Nile Eagle ship management agreement and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner's sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and through the GasLog Partners vessel, the Methane Alison Victoria, we operate in the spot /short-term charter market that covers charters of one year or less or under charters which are based on a variable hire rate.

        Although we believe that we are one of a small number of large independent owners who focus primarily on modern, technically advanced LNG carriers, a growing number of other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. Several of these other ship owners and managers have decided to enter, or to expand their presence in, the LNG market with newbuilding vessels over the last year, and potentially others may also attempt to participate in the LNG market in the future. A number of these newbuildings are uncommitted and may also compete in the spot/short-term charter market on delivery. We believe that our strategy of focusing primarily on charter contracts with initial terms of seven to ten years, as well as the scale of our technical ship management operations, differentiates us to some extent from other independent owners.

        In addition to independent owners, some of the major oil and gas producers own LNG carriers and, in the recent past, have contracted for the construction of new LNG carriers. Certain national oil and gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies, as well as other market participants such as trading companies who have LNG shipping capacity contracted on multi-year charters, may compete with independent owners by using their fleets to carry LNG for third parties.

Seagoing and Shore-Based Employees

        As of December 31, 2019, we had 163 full-time employees and contractors based in our offices in Greece, Monaco, London, Stamford Connecticut, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,654 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2019, our retention rate was 97% for senior seagoing officers, 93% for other seagoing officers and 94% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels, and for shore-based employees with experience of operating and managing LNG vessels, has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in some of our time charters, including automatic periodic adjustment and cost review provisions.

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

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessel as of March 2, 2020:

Ship Name	Dry-docking and Special Survey
GasLog Savannah	2020
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Julia Louise	2020
GasLog Chelsea	2020
GasLog Singapore	2020
Methane Becki Anne	2020
GasLog Salem.	2020
Methane Rita Andrea	2021
GasLog Greece	2021
GasLog Glasgow	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Shanghai	2023
GasLog Houston	2023
GasLog Hong Kong	2023
GasLog Genoa	2023
GasLog Skagen	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
GasLog Gladstone	2024
GasLog Warsaw	2024
Solaris	2024
Methane Lydon Volney.	2024
GasLog Saratoga	2024
Methane Jane Elizabeth	2024
Hull No. 2213	2025
Hull No. 2262	2025
Hull No. 2274	2025
Hull No. 2300	2025
Hull No. 2301	2025
Hull No. 2311	2026
Hull No. 2312	2026

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

        Our protection and indemnity insurance covering our owned and bareboat ships is provided by P&I associations that are members of the International Group of Protection and Indemnity Clubs, or "International Group". The 13 P&I associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

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

Safety Performance

        We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2019, GasLog's fleet experienced nil recordable injuries and eleven first aid cases.

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

        The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or "MEPC", of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel oil (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be fitted with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or "ECAs". For example, IMO "Tier III" emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed on or after January 1, 2016. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates including certificates evidencing compliance with Annex VI of the MARPOL Convention.

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

United States

  Oil Pollution Act and CERCLA

        Our operations are subject to the OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA", which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. As of November 12, 2019, OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,300 per gross ton or $19,943,400 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

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

        The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, the IMO has established a framework for reducing global greenhouse gas emissions from shipping by at least 40% by

2030 and pursuing efforts towards 70% by 2050, compared to 2008 with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant expenditures that we cannot predict with certainty at this time.

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

C. Organizational Structure

        GasLog is a holding company incorporated in Bermuda. As of March 2, 2020, it has 50 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus, Greece and England and Wales. Of our subsidiaries, 34 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 33 are wholly owned by us and 17 are 35.6% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

        We occupy office space at 69 Akti Miaouli, Piraeus, GR 18537, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping; the lease agreement is disclosed and filed with the Greek authorities, and has been entered into at market rates. We also occupy office space at (i) 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a lease agreement between our subsidiary, GasLog Monaco S.A.M., and a third-party property owner; (ii) 81 Kings Road, London SW3 4NX, United Kingdom, which we lease through our subsidiary, GasLog Services UK Ltd.; (iii) ~24-02B Asia Square Tower 2, Singapore, which we lease through our subsidiary, GasLog Asia PTE. Ltd.; and (iv) 2187 Atlantic Street, 5th Floor, Stamford CT, 06902, USA which we lease through our subsidiary, GasLog Services U.S. Inc.

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

        We are an international owner, operator and manager of LNG carriers. As of March 2, 2020, our wholly owned fleet consists of 19 LNG carriers, including 12 ships in operation and seven LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, which owns 15 LNG carriers, and GasLog has leased back for a period of up to 20 years one vessel sold to Lepta Shipping in February 2016. We currently manage and operate 28 LNG carriers including 12 of our wholly owned vessels in operation, 14 ships contributed or sold to the Partnership (the Solaris is managed by a subsidiary of Shell), the bareboat vessel and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. We have secured multi-year time charter contracts for eight of our operating ships, 13 of the 15 ships owned by the Partnership, the bareboat vessel and our seven newbuildings on order, while six of our ships, including one of the ships owned by the Partnership, are trading in the spot market. As of December 31, 2019, our contracts are expected to provide total contracted revenue of $4.0 billion during their initial terms, which expire between 2020 and 2032.

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

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", oil prices, as measured by the spot price of Brent crude oil, experienced continued volatility during 2019, trading within a range of approximately $54 per barrel to $75 per barrel. During 2019, oil prices were supported by a relatively strong global economy as well as continued production curbs from OPEC. These positive factors were balanced by continued supply growth from non-OPEC producing countries. In early 2020, spot oil prices have been under pressure, as financial markets speculate over the potential negative impact of the COVID-19 virus outbreak on demand for oil and oil products. As of March 2, 2020 Brent crude oil was quoted at approximately $51.9 per barrel compared to $66 per barrel at December 31, 2019 and at the same time last year.

        In contrast with global oil prices, global natural gas prices were under sustained pressure for most of 2019. Natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility ("TTF"), averaged $4.3 per million British Thermal Units ("MMBtu") in 2019 while in Asia, the Japan Korea Marker ("JKM") they averaged $6.1 per MMBtu. Both hit multi-year lows during the year. Meanwhile, gas prices in the United States as measured by the Henry Hub ("HH") benchmark, averaged $2.6 per MMBtu and also reached multi-year lows during the summer. Global gas prices were impacted by increasing gas production in export markets such as the United States, while a warmer than average 2018/19 winter in the Northern Hemisphere, a warmer than average 2019/20 winter so far and the start-up of new LNG export capacity during 2019 has pressured import prices in Europe and Asia.

        In early 2020, international gas prices have continued to fall due to weaker than normal winter demand, high inventory levels in key demand regions and ample supply of LNG. The recent COVID-19 virus outbreak has also introduced uncertainty regarding demand for LNG over the near-term, particularly in China. As of March 2, 2020, natural gas prices were quoted at approximately $2.6 per MMBtu for TTF compared to $5.1 per MMBtu at the same time last year and at approximately $3.3 per MMBtu for JKM compared to $6.6 per MMBtu at the same time last year. In the U.S., spot Henry Hub natural gas prices have fallen to $1.8 per MMBtu as of March 2, 2020 compared to $3.2 at the same time last year.

        While the majority of LNG volumes are sold under long-term contracts with prices limited to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S., is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. The recent declines in Asian and European gas prices referenced above have resulted in a differential not currently wide enough to incentivize inter-basin trade. However, gas price futures imply that the inter-basin arbitrage opportunity may exist periodically in coming years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

        According to Wood Mackenzie, the global seaborne trade of LNG was 364 million tonnes ("mt") in 2019, an increase of 12% over 2018. During the year, new production started in the United States (Cameron Train 1, Corpus Christi LNG Train 2 and Freeport LNG Train 1) and Australia (Prelude). Supply from existing liquefaction facilities in Australia, Russia, Nigeria and Abu Dhabi also increased while downtime and/or underperformance at existing facilities in Equatorial Guinea, Indonesia and Malaysia partially offset these gains. LNG supply is projected to rise 7% to approximately 391 mt in 2020, according to Wood Mackenzie. This expected growth is driven by the ramp-up of new supply commissioned in 2019 and new capacity scheduled to come on stream in 2020.

        During 2019, six new LNG liquefaction projects with a combined capacity of approximately 71 mtpa reached Final Investment Decision ("FID"), a record year for the sanctioning of new LNG projects and underpinning further LNG supply growth during the next decade. Projects which reached FID include Golden Pass (16 mtpa), Calcasieu Pass (10 mtpa) and Sabine Pass Train 6 (4.5 mtpa) in the United States, Mozambique LNG (12.9 mtpa) in Mozambique, Arctic LNG-2 (19.8 mtpa) in Russia and Nigeria LNG Train 7 (8 mtpa including debottlenecking of existing trains) in Nigeria.

        Wood Mackenzie anticipates at least another 50 mtpa of new LNG capacity will reach FID during 2020. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

        According to Wood Mackenzie, LNG demand increased by 11%, to 351 mt in 2019 from 316 mt in 2018. European demand accounted for most of the growth, increasing by over 31 mt (61%) year-over-year. European demand was driven by a combination of declining domestic production, continued coal-to-gas switching for power generation and inventory restocking. In North Asia, demand from Japan, South Korea and Taiwan declined by approximately 8 mt or 6%, while demand from China increased by 7 mt or 13%.

        During 2019, a significant number of long-term LNG off-take contracts were announced, a positive indicator for future LNG demand. According to Wood Mackenzie, 85 mtpa of long-term (defined as greater than 5 years duration) off-take commitments have been agreed since the beginning of 2019, second only to the 95 mtpa signed in 2018.

        Wood Mackenzie forecasts global LNG demand growth of over 90 mt between 2019 and 2025, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with Southeast Asia (excluding India) accounting for approximately 46% and China, Latin America and India expected to account for 27%, 11% and 10%, respectively.

LNG Shipping Rates and Chartering Activity

        In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $70,000 per day in 2019, a 23% decrease year-on-year . Low gas prices during much of 2019 limited the arbitrage opportunity for transporting LNG between the Atlantic and Pacific basins. However, the market balance tightened in the fourth quarter of 2019, as evidenced by the sharp increase in TFDE headline rates to an annual peak of $140,000 per day in November, following a marked decrease in spot ship availability. According to Poten, 57 term charters between six months and seven years were reported in 2019, a decrease of 22% over 2018, of which 25 were for TFDE vessels and 12 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

        Headline spot TFDE rates have fallen significantly from the peaks of the fourth quarter of 2019, with Clarksons currently assessing headline spot rates for TFDE and Steam LNG carriers at $37,500 per day and $29,000 per day, respectively. Expected continued growth in LNG supply may support LNG vessel demand in the second half of 2020 and into early 2021. However, the very weak current prices and forward curves for natural gas in the key markets of North Asia and Europe could result in shorter average voyage distances and lower shipping requirements. The recent COVID-19 virus outbreak has also introduced uncertainty regarding near term demand for LNG, particularly in China. In addition, spot rates may be prone to further periods of seasonality and volatility similar to those seen in recent years. Accordingly, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarters of 2018 and 2019, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

        Delays to the start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        According to Poten, as of March 2, 2020, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 513 vessels with 118 LNG carriers on order, of which 76 vessels (or 63%) have long-term charters. Poten estimates that a total of 41 LNG carriers are due to be delivered in 2020, with 15 of these in the first half of the year.

        In 2019, 48 orders for LNG carriers were placed, as estimated by Poten. Newbuild ordering saw a decline relative to 2018. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG leading to transportation inefficiencies with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

  •
  the performance of our charterers;

  •
  the supply-demand relationship for LNG shipping services, including the impact of greater competition in the LNG shipping market and the impact of the COVID-19 virus on demand for LNG and LNG shipping;

  •
  our ability to employ the ships we own and the bareboat vessel, that currently do not have charters at economically attractive rates;

  •
  the effective and efficient technical and operational management of our ships;

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

        In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

  •
  the hire rate earned by our owned ships, including any of our ships that may trade in the short-term or spot market if we are unable to secure new term charters;

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

        Our LNG carriers are employed through time charter or spot charter contracts. Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. The charter hire revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer. Except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date.

        The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2019 for (a) our wholly owned fleet, the 15 ships in the GasLog Partners' fleet, the bareboat vessel for which we have secured time charters and (b) our seven newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events, including charter party agreements signed or amended, occurring after December 31, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future; nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the ships that are trading in the spot market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2019

	For the Year Ending December 31,
	2020	2021	2022	2023	2024 - 2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$570.7	$553.6	$541.0	$511.3	$1,775.6	$3,952.2
Total contracted days(1)	8,109	7,581	7,269	6,692	23,762	53,413
Total available days(2)	10,720	12,234	12,775	12,535	113,250	161,514
Total unfixed days(3)	2,611	4,653	5,506	5,843	89,488	108,101
Percentage of total contracted days/total available days	75.6%	62.0%	56.9%	53.4%	21.0%	33.1%

(1)
Reflects time charter revenues and contracted days for our wholly owned ships, the 15 ships owned by the Partnership, the bareboat vessel and seven newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter's term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)
Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the ships trading in the spot/short-term market are included.

(3)
Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels trading in the spot/short-term market.

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

Net Pool Allocation

        In relation to the vessels participating in the Cool Pool (until July 2019, when GasLog exited the Cool Pool), net pool allocation represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

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

Impairment Loss on Vessels

        All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel's fair value less cost of disposal and "value in use". The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm's length transaction less the costs of disposal, while "value in use" is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

	Year ended December 31,
	2018	2019	Change
Amounts are in thousands of U.S. Dollars
Revenues	$618,344	$668,637	$50,293
Net pool allocation	17,818	(4,264)	(22,082)
Voyage expenses and commissions	(20,374)	(23,772)	(3,398)
Vessel operating and supervision costs	(128,084)	(139,662)	(11,578)
Depreciation	(153,193)	(168,041)	(14,848)
General and administrative expenses	(41,993)	(47,385)	(5,392)
Impairment loss on vessels	—	(162,149)	(162,149)

Profit from operations	292,518	123,364	(169,154)

Financial costs	(166,627)	(190,481)	(23,854)
Financial income	4,784	5,318	534
Loss on derivatives	(6,077)	(55,441)	(49,364)
Share of profit of associates	1,800	1,627	(173)

Total other expenses, net	(166,120)	(238,977)	(72,857)

Profit/(loss) for the year	126,398	(115,613)	(242,011)

Non-controlling interests	78,715	(14,952)	(93,667)

Profit/(loss) attributable to owners of the Group	$47,683	$(100,661)	$(148,344)

        During the year ended December 31, 2019, we had an average of 27.2 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 9,518 revenue operating days and an average of 27.2 ships operating under our technical management (including 27.0 of our owned and bareboat ships). During the year ended December 31, 2018, we had an average of 26.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 9,030 revenue operating days and an average of 25.5 ships operating under our technical management (including 25.0 of our owned and bareboat ships).

        Revenues:    Revenues increased by 8.1%, or $50.3 million, from $618.3 million during the year ended December 31, 2018 to $668.6 million during the year ended December 31, 2019. The increase in revenues is mainly attributable to an increase of $63.4 million deriving from the full operation of the GasLog Houston, the GasLog Hong Kong and the GasLog Gladstone which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively and the deliveries of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019. These deliveries resulted in an increase in revenue operating days. In addition, there was an increase of $11.0 million from our vessels trading in the spot and short-term market including the impact of the unscheduled dry-dockings of the GasLog Savannah, the GasLog Singapore and the GasLog Chelsea and an increase of $2.7 million from the remaining fleet. The above increases were partially offset by a decrease of $26.1 million from the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Saratoga and the Methane Jane Elizabeth and a decrease of $0.7 million due to increased off-hire days from the remaining vessels. The average daily hire rate increased from $68,392 for the year ended December 31, 2018 to $70,167 for the year ended December 31, 2019.

        Net Pool Allocation:    Net pool allocation decreased by $22.1 million, from a positive $17.8 million during the year ended December 31, 2018 to a negative $4.3 million during the year ended December 31, 2019. The decrease in net pool allocation was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the pool, as well as GasLog's vessels exiting the Cool Pool in June and July 2019. GasLog recognized gross revenues and gross voyage expenses and commissions of $45.3 million and $8.1 million, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2019 (December 31, 2018: $102.3 million and $10.2 million, respectively). GasLog's total net pool performance is presented below:

	For the year ended
	2018	2019
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	102,253	45,253
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(10,154)	(8,086)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	17,818	(4,264)

GasLog's total net pool performance	109,917	32,903

        Voyage Expenses and Commissions:    Voyage expenses and commissions increased by 16.7%, or $3.4 million, from $20.4 million during the year ended December 31, 2018 to $23.8 million during the year ended December 31, 2019. The increase in voyage expenses and commissions is mainly attributable to an increase of $3.4 million in bunkers and voyage expenses consumed during certain unchartered and off-hire periods for the vessels trading in the spot market.

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 9.1%, or $11.6 million, from $128.1 million during the year ended December 31, 2018 to $139.7 million during the year ended December 31, 2019. The increase in vessel operating and supervision costs is primarily attributable to the increase in ownership days due to the deliveries of the GasLog Gladstone and the GasLog Warsaw on March 15, 2019 and July 31, 2019, respectively and the full operation of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, the increase in scheduled technical and maintenance costs related to engine maintenance and costs related to dry-dockings, including expenses associated with the preparation for compliance with the IMO 2020 regulations and the increase in insurance costs. The above increases were partially offset by the favorable movement of the EUR/USD exchange rate. Daily operating costs per vessel increased from $14,306 per ownership day (as defined below) for the year ended December 31, 2018 to $14,595 per ownership day (as defined below) for the year ended December 31, 2019. Ownership days represent total calendar days for our owned and bareboat fleet.

        Depreciation:    Depreciation increased by 9.7%, or $14.8 million, from $153.2 million during the year ended December 31, 2018 to $168.0 million during the year ended December 31, 2019. The increase in depreciation resulted mainly from the delivery of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019, the full operation in the year ending December 31, 2019 of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa following their delivery on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, and the increase from the depreciation of the right-of-use assets deriving from the implementation of IFRS 16 Leases.

        General and Administrative Expenses:    General and administrative expenses increased by 12.9%, or $5.4 million, from $42.0 million during the year ended December 31, 2018 to $47.4 million during the year ended December 31, 2019. The increase in general and administrative expenses is mainly attributable to restructuring costs of $4.7 million that occurred in the fourth quarter of 2019. Daily general and administrative expenses per vessel excluding the effect of the restructuring costs decreased from $4,507 per ownership day (as defined above) for the year ended December 31, 2018 to $4,297 per ownership day (as defined above) for the year ended December 31, 2019.

        Impairment Loss on Vessels:    Impairment loss on vessels was nil for the year ended December 31, 2018 and $162.1 million for the year ended December 31, 2019. The impairment loss was recognized with respect to the Partnership's Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally) and the Steam vessel owned by GasLog (the Methane Lydon Volney), as a result of the impairment assessment performed by the Group for the entire fleet after concluding that events and circumstances triggered the existence of potential impairment of its vessels as of December 31, 2019.

        Financial Costs:    Financial costs increased by 14.3%, or $23.9 million, from $166.6 million during the year ended December 31, 2018 to $190.5 million during the year ended December 31, 2019. The increase in financial costs is attributable to an increase of $15.8 million in interest expense on loans, bonds and cash flow hedges, an increase of $4.4 million in other financial costs mainly due to the unrealized foreign exchange losses on cash and bond, an increase of $2.1 million in loss arising on bond repurchases at premium and an increase of $1.6 million deriving mainly from the write-off of fees relating to the old Partnership facility. During the year ended December 31, 2019, we had an average of $3,072.0 of outstanding indebtedness, with a weighted average interest rate of 5.1%, while during the year ended December 31, 2018, we had an average of $2,886.3 million of outstanding indebtedness, with a weighted average interest rate of 4.8%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

        Loss on Derivatives:    Loss on derivatives increased by $49.3 million, from a loss of $6.1 million for the year ended December 31, 2018 to a loss of $55.4 million for the year ended December 31, 2019. The increase is mainly attributable to an increase of $46.1 million in the loss from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a loss of $7.9 million for the year ended December 31, 2018, as compared to a loss of $54.0 million for the year ended December 31, 2019, a decrease of $3.9 million in realized gain on forward foreign exchange contracts held for trading and an increase of $0.7 million in recycled loss of cash flow hedges reclassified to profit or loss, partially offset by an increase of $1.3 million in realized gain from interest rate swaps held for trading and a decrease of $0.1 million in the ineffective portion of cash flow hedges.

        Profit/(Loss) for the Year:    Profit for the year decreased by $242.0 million, from a profit of $126.4 million for the year ended December 31, 2018 to a loss of $115.6 million for the year ended December 31, 2019 as a result of the aforementioned factors.

        Profit/(Loss) Attributable to Owners of the Group:    Profit Attributable to Owners of the Group decreased by $148.4 million, from a profit of $47.7 million for the year ended December 31, 2018 to a loss of $100.7 million for the year ended December 31, 2019. The decrease in profit to loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

	Year ended December 31,
	2017	2018	Change
Amounts are in thousands of U.S. Dollars
Revenues	$525,229	$618,344	$93,115
Net pool allocation	7,254	17,818	10,564
Voyage expenses and commissions	(15,404)	(20,374)	(4,970)
Vessel operating and supervision costs	(122,486)	(128,084)	(5,598)
Depreciation	(137,187)	(153,193)	(16,006)
General and administrative expenses	(39,850)	(41,993)	(2,143)

Profit from operations	217,556	292,518	74,962

Financial costs	(139,181)	(166,627)	(27,446)
Financial income	2,650	4,784	2,134
Gain/(loss) on derivatives	2,025	(6,077)	(8,102)
Share of profit of associates	1,159	1,800	641

Total other expenses, net	(133,347)	(166,120)	(32,773)

Profit for the year	84,209	126,398	42,189

Non-controlling interests	68,703	78,715	10,012

Profit attributable to owners of the Group	$15,506	$47,683	$32,177

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

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 4.6%, or $5.6 million, from $122.5 million during the year ended December 31, 2017 to $128.1 million during the year ended December 31, 2018. The increase in vessel operating and supervision costs is primarily attributable to the increase in ownership days due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively), which caused an increase in crew costs, partially offset by a decrease in taxes. The average daily operating cost per vessel decreased from $15,254 per day in 2017 to $14,306 per day in 2018.

        Depreciation:    Depreciation increased by 11.7%, or $16.0 million, from $137.2 million during the year ended December 31, 2017 to $153.2 million during the year ended December 31, 2018. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2018 compared to 2017.

        General and Administrative Expenses:    General and administrative expenses increased by 5.3%, or $2.1 million, from $39.9 million during the year ended December 31, 2017 to $42.0 million during the year ended December 31, 2018. The increase in general and administrative expenses is mainly attributable to an increase of $2.2 million in employee costs mainly due to the unfavorable movement of the United States Dollar ("USD") against the Euro ("EUR") and the British Pound (we have entered into forward foreign exchange contracts to hedge economically part of this exposure and the associated realized gains are recorded in Gain/(loss) on derivatives, which is discussed below). Daily general and administrative expenses per vessel decreased from $4,747 per ownership day (as defined above) for the year ended December 31, 2017 to $4,507 per ownership day (as defined above) for the year ended December 31, 2018.

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

Customers

        For the year ended December 31, 2019, we received 70.0% of our revenues from Shell, 15.7% of our revenues from various charterers in the spot/short-term market, 14.2% from major LNG producers and 0.1% of our revenues from Egypt LNG. For the year ended December 31, 2018, we received 74.2% of our revenues from Shell, 16.5% of our revenues from various charterers in the spot/short-term market, 9.2% from major LNG producers and 0.1% of our revenues from Egypt LNG.

Seasonality

        While our owned and bareboat ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do impact the revenues earned during the year by our vessels trading in the spot and short-term market and under variable rate charters. In recent years, there has been a significant increase in the seasonality of LNG shipping spot rates with relative strength during the months of September through January and relative weakness during the months of March through May.

        Additionally, our business is not subject to seasonal borrowing requirements.

B. Liquidity and Capital Resources

        As of December 31, 2019, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO, proceeds from the 2014, 2015, 2016, 2017 and 2018 follow-on common and preference equity offerings by GasLog and GasLog Partners, the 2017 and 2019 follow-on debt offerings and the private placements, operating cash flows and long-term financings including bank loans and bond offerings. Our primary liquidity needs are to fund our ship-operating and general and administrative expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, maintain our on-the-water vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships' maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns, if any.

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

        As of December 31, 2019, we had $263.8 million of cash and cash equivalents, of which $149.5 million was held in time deposits and $0.6 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management. Moreover, as of December 31, 2019, GasLog had $4.5 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

        Additionally, there was an undrawn amount of $100.0 million under the revolving credit facility of the Legacy Facility Refinancing and $2.0 million under the 2019 GasLog Partnership Facility.

        As of December 31, 2019, we had an aggregate of $3.1 billion of indebtedness outstanding under our credit agreements and bonds, of which $255.4 million was repayable within one year, and a $204.9 million lease liability related to the sale and leaseback of the Methane Julia Louise, of which $9.4 million was repayable within one year.

        We have entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the NOK 2024 Bonds. Refer to Note 26 to our audited consolidated financial statements included elsewhere in this annual report for details on our derivative arrangements.

        The total contract price for our seven newbuildings on order as of December 31, 2019 is approximately $1.3 billion, of which $185.1 million was paid as of December 31, 2019. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of these newbuildings on various dates in 2020 and 2021. As of December 31, 2019, the total remaining balance of the contract prices for the seven newbuildings was $1.1 billion, of which $801.8 million is due within 12 months which will be funded with existing undrawn debt including the $1,052.8 million under the 7xNB Facility signed December 12, 2019, available cash, cash from operations and other financings we may enter into.

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

        No issuances of common units were made under the ATM Programme in 2019. From establishment of the ATM Programme through December 31, 2019, GasLog Partners issued and received payment for 5,291,304 common units at a weighted average price of $23.33 per common unit for total gross proceeds of $123.4 million and total net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2.5 million.

        On January 5, 2018, GasLog prepaid the remaining $29.8 million of the Five Vessel Refinancing which would have been originally due in April 2018. The prepaid debt was associated with the Junior Tranche of the Five Vessel Refinancing, which was terminated on January 5, 2018.

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

        On November 15, 2018, the Partnership completed a public offering of 4,000,000 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnerships' Series C Preference Units"), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $96.3 million. The Partnership's Series C Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR C".On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the year ended December 31, 2019, GasLog Partners repurchased and cancelled 1,171,572 of the Partnership's common units at a weighted average price of $19.52 per common unit for a total amount of $22.9 million, including commissions.

        On February 20, 2019, the Partnership entered into a credit agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge ("Nordea") and Iyo Bank, Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, of up to $450.0 million (the "2019 Partnership Facility"), in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently, on the same date, the Development Bank of Japan, Inc., entered the facility as lender via a transfer certificate. The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly installment, if any, in February 2024. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. Interest on the 2019 Partnership Facility is payable at a rate of U.S. dollar London Interbank Offered Rate ("LIBOR") plus a margin.

        On March 6, 2019, the Partnership drew down $360.0 million under the 2019 Partnership Facility, out of which $354.4 million was used to refinance the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility.

        On May 16, 2019, GasLog closed a follow-on issue of $75.0 million aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76.9 million, including a $1.9 million premium, while the net proceeds, after deducting the underwriting discount and offering expenses, were $75.4 million.

        On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the "GasLog Warsaw Facility"). The agreement provides for a single tranche of $129.5 million that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1.6 million each and a final balloon payment of $84.2 million payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin.

        On November 21, 2019, GasLog completed the issuance of NOK 900.0 million (equivalent to $98.6 million) of NOK 2024 Bonds in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and have a coupon of 6.25% over the three-month Norwegian Interbank Offered Rate ("NIBOR"). The proceeds from the issuance were used in part to repurchase and cancel NOK 316.0 million (or $34.6 million) of the outstanding NOK 2021 Bonds at a price of 104.75% of par value. The outstanding balance of the NOK 2021 Bonds, after the partial repurchase, amounted to NOK 434.0 million (equivalent to $49.2 million). On January 31, 2020, GasLog completed the repurchase of the outstanding balance of the NOK 2021 Bonds at a price of 104.0% of par value plus accrued interest, for a total consideration of NOK 451.4 million ($54.4 million). In addition, GasLog paid $10.5 million for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value. The exchange was completed in January 13, 2020.

        On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan bears interest plus a margin.

        In December 2019, GasLog achieved improvements to the financial and non-financial covenants across the entirety of its bank debt, most notably decreasing minimum liquidity requirements from 3.0% of total indebtedness, or 4% if dividends are paid, to a flat amount of $75.0 million which will be applicable upon repayment of our U.S. dollar bonds maturing in March 2022, which have a minimum liquidity requirement of 2.5% of total indebtedness. The covenants are now aligned with the terms of the 7xNB Facility and the GasLog Warsaw facility concluded earlier in 2019.

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

        As of December 31, 2019, our current assets totaled $315.8 million while current liabilities totaled $437.5 million, resulting in a negative working capital position of $121.7 million.

Cash Flows

Year ended December 31, 2018 compared to the year ended December 31, 2019

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2018	2019	Change
Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$283,710	$317,423	$33,713
Net cash used in investing activities	(692,999)	(442,978)	250,021
Net cash provided by financing activities	368,120	50,066	(318,054)

Net Cash Provided By Operating Activities

        Net cash provided by operating activities increased by $33.7 million, from $283.7 million during the year ended December 31, 2018 to $317.4 million during the year ended December 31, 2019. The increase was attributable to an increase of $57.7 million caused by movements in working capital accounts due primarily to (a) increased cash from related parties of $56.3 million (mainly collection of Cool Pool receivables), (b) an increase of $20.3 million from movements in other payables and accruals, and (c) an increase of $4.6 million from movements in trade and other receivables, partially offset by an increase in cash collateral on swaps of $22.2 million, an increase of $28.2 million in total revenues (revenues and net pool allocation), partially offset by a decrease of $29.9 million in cash paid for interest including the interest paid for finance leases and a net decrease of $22.3 million from the remaining movements.

Net Cash Used In Investing Activities

        Net cash used in investing activities decreased by $250.0 million, from $693.0 million during the year ended December 31, 2018 to $443.0 million during the year ended December 31, 2019. The decrease is attributable to a decrease of $203.7 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a net increase of $45.5 million in cash from short-term investments in the year ended December 31, 2019, compared to the same period of 2018 and an increase of $0.8 million in cash from interest income.

Net Cash Provided By Financing Activities

        Net cash provided by financing activities decreased by $318.0 million, from $368.1 million during the year ended December 31, 2018 to $50.1 million during the year ended December 31, 2019. The decrease is mainly attributable to an increase of $316.0 million in bank loan repayments, a decrease of $208.4 million in proceeds from the GasLog Partners' issuance of preference units, a decrease of $60.4 million in proceeds from the GasLog Partners' common unit offerings, an increase of $46.7 million in payments for NOK bond repurchase at a premium, an increase of $26.6 million in cash used for purchases of treasury shares or common units of GasLog Partners, an increase of $18.5 million in payments of loan issuance costs, an increase of $15.4 million in dividend payments on common and preference shares, an increase of $3.7 million in payments for cross currency swaps' termination, an increase of $2.6 million in payments for lease liabilities, an increase of $0.8 million in payments for equity-related costs and a decrease of $0.5 million in proceeds from stock option exercise, partially offset by an increase of $381.6 million in proceeds from borrowings.

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

Borrowing Activities

Credit Facilities

        The following summarizes certain terms of the six outstanding facilities as of December 31, 2019:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (GasLog Genoa), GAS-twenty three Ltd. (GasLog Gladstone), GAS-twenty four Ltd. (GasLog Houston) and GAS-twenty five Ltd. (GasLog Hong Kong)	$1,103.4 million	nil	LIBOR + applicable margin	2028, 2030 and 2031(1)	13 consecutive semi-annual installments of $11.5 million, 14 consecutive semi-annual installments of $11.4 million until 2026, a balloon payment due in 2026 of $121.4 million, followed by four consecutive semi-annual installments of $16.9 million. 17 consecutive semi-annual installments of $17.6 million until 2028, a balloon payment due in 2028 of $93.4 million, and thereafter four consecutive semi-annual installments of $13.0 million. 19 consecutive semi-annual installments of $17.6 million until 2029, a balloon payment due in 2029 of $31.1 million, and thereafter four consecutive semi-annual installments of $4.3 million.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Five Vessel Refinancing	ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-eighteen Ltd. (Methane Lydon Volney), GAS- nineteen Ltd. (Methane Alison Victoria), GAS- twenty Ltd. (Methane Shirley Elisabeth), GAS-twenty one Ltd. (Methane Heather Sally and GAS-twenty seven Ltd. (Methane Becki Anne)	Senior Tranche: $289.7 million Junior Tranche: Nil	n/a	LIBOR + applicable margin	2021

Senior Tranche: six consecutive quarterly installments of $6.2 million, six consecutive quarterly installments of $1.8 million and a balloon payment of $242.1 million together with the final quarterly installments in April 2021. Junior Tranche: On January 5, 2018, the Junior Tranche was repaid and the loan was terminated.

Legacy Facility Refinancing	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-one Ltd. (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-six Ltd. (GasLog Skagen), GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris), GAS-nine Ltd. (GasLog Saratoga), GAS-ten Ltd. (GasLog Salem) and GAS-fifteen Ltd. (GasLog Chelsea)	Term loan facility: $775.0 million, Revolving facility: $0 million	$100.0 million	LIBOR + applicable margin	2021

Term loan facility: three semi-annual installments of $29.2 million each and a balloon repayment of $687.5 million in July 2021. Revolving facility: Available for drawing and repayment at any time until January 2021 and July 2021, respectively. Total revolving facility amount of $100.0 million.

2019 GasLog Partners Facility	Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea) and GAS-seventeen Ltd. (Methane Jane Elizabeth)	$425.9 million	$2.0 million	LIBOR + applicable margin	2024	17 consecutive quarterly reductions of $7.4 million and a balloon amount of $300.9 million (excluding $2.0 million undrawn), together with the final quarterly reduction.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
GasLog Warsaw Facility	ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited	GAS-twenty nine Ltd. (GasLog Warsaw)	$127.9 million	n/a	LIBOR + applicable margin	2026	27 consecutive quarterly repayments of $1.6 million and a balloon amount of $84.2 million together with the final quarterly reduction.
7xNB Facility

Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank, The Korea Development Bank and KB Kookmin Bank

		GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd.	nil	$1,052.8 million	LIBOR + applicable margin	2032 and 2033(1)	For each vessel, 24 consecutive semi-annual repayments of 2.8% of the drawn amount for the applicable vessel, plus a one-off payment of 32.7% seven years after drawing.

(1)
Maturity dates are scheduled 12 years from the drawdown date of each individual vessel loan based on the vessel's actual or scheduled delivery date.

        Our credit facilities are secured as follows:

  •
  first priority mortgages over the ships owned by the respective borrowers;

  •
  guarantees from us and our subsidiary GasLog Carriers Ltd. in the case of the GasLog Warsaw Facility and the 7xNB Facility; in the case of the 2019 GasLog Partners Facility, guarantees from GasLog Partners and GasLog Partners Holdings LLC; in the case of the October 2015 Facility, the Five Vessel Refinancing and the Legacy Facility Refinancing, guarantees from us and GasLog Carriers Ltd. for an amount up to the value of the commitments of the vessels owned by GasLog Carriers Ltd. and guarantees from the Partnership and GasLog Partners Holdings LLC for an amount up to the value of the commitments of the vessels owned by GasLog Partners Holdings LLC;

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
  terminate any charter;

  •
  amend our shipbuilding contracts;

  •
  change the manager of our ships;

  •
  undergo a change in ownership; or

  •
  acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

        Our credit facilities (with the exception of the 2019 GasLog Partners Facility) also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

  •
  our net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  our total indebtedness divided by our total assets must not exceed 75.0%;

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110.0 million; and

  •
  our market value adjusted net worth must at all times be not less than $350.0 million.

        In the case where the Partnership is a guarantor to our Credit Facilities, such facilities also impose specified financial covenants that apply to the Partnership and its subsidiaries on a consolidated basis. These financial covenants include the following:

  •
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million;

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

        Our credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the applicable facility (in the case of each individual vessel in the October 2015 Facility and 7xNB Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter). If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

        Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2019.

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

        The 2019 GasLog Partners Facility is subject to the Partnership's financial covenants and to our customary restrictions and events of default.

GasLog Warsaw Facility

        On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the "GasLog Warsaw Facility"). The agreement provides for a single tranche of $129.5 million that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1.6 million each and a final balloon payment of $84.2 million payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin.

        The obligations under the GasLog Warsaw Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers.

        The GasLog Warsaw Facility is subject to our financial covenants and to our customary restrictions and events of default.

7xNB Facility

        On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176.5 million $174.8 million, $356.7 million, and $344.8 million. The facility will be also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall combine to be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to an average 12-year profile. Each drawing under the fourth tranche shall be repaid in a single bullet seven years after the actual delivery of the relevant vessel. The obligations under the 7xNB Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers.

        The 7xNB Facility is subject to our financial covenants and to our customary restrictions and events of default.

Bonds

        On June 27, 2016, GasLog completed the issuance of NOK 750.0 million (equivalent to $90.2 million) of NOK 2021 Bonds in the Norwegian bond market. The NOK 2021 Bonds were due to mature in May 2021. On November 27, 2019, GasLog completed the issuance of NOK 900 million (equivalent to $98.6 million) of NOK 2024 Bonds in the Norwegian bond market. The NOK 2024 Bonds will mature in November 2024 and bear interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. We may redeem the aforementioned bond in whole or in part as from May 2024 at 101% of par plus accrued interests on the redeemed amount. On November 27, 2019, we repurchased and cancelled NOK 316 million of the outstanding NOK 2021 Bonds at a price of 104.75% of par value. Subsequently on January 31, 2020, we repurchased and cancelled the outstanding NOK 2021 Bonds, at a price of 104% of par value.

        Under the terms of the NOK 2021 Bonds, until their cancellation on January 31, 2020, we were required to comply with the financial covenants listed below:

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

        In addition, we were not permitted to make Distributions that in aggregate exceed during any calendar year, 50% of the Group's consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted Distributions pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of the Group could not include any profits related to the sale of assets (and consequently any such profits could not form the basis for Distributions). Under the terms of the NOK 2021 Bonds, GasLog was permitted to make Distributions up to a maximum amount per share per annum for the years 2019, 2020 and 2021 of $1.20/share, provided that GasLog demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default was continuing or would result from such Distributions.

        Under the terms of the NOK 2024 Bonds we are required to comply with the financial covenants listed below:

  •
  net working capital (excluding the current portion of long-term debt) must not be less than $0;

  •
  total indebtedness divided by total assets must not exceed 75.0%;

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalents and short-term investments are at least $110.0 million; and

  •
  the Group's market value adjusted net worth must at all times be not less than $350.0 million.

        In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which we may not make Distributions that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group's cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

        On March 22, 2017, GasLog closed a public offering of $250.0 million aggregate principal amount of the 8.875% Senior Notes at a public offering price of 100% of the principal amount. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $245.3 million.

        On May 16, 2019, GasLog closed a follow-on issue of $75.0 million aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76.9 million, including a $1.9 million premium, while the net proceeds, after deducting the underwriting discount and offering expenses, were $75.4 million.

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

        Compliance with covenants under the NOK 2021 Bonds was required at all times until their cancellation, compliance with covenants under the NOK 2024 Bonds and the 8.875% Senior Notes is required at all times and we were in compliance with the respective financial covenants as of December 31, 2019.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures

        We make capital expenditures from time to time in connection with the expansion, operation and maintenance of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier, in 2016 we took delivery of four LNG carriers, in 2018 we took delivery of three LNG carriers and in 2019 we took delivery of two LNG carriers. During the years ended December 31, 2019, 2018, 2017 and 2016, we funded $0.5 billion, $0.7 billion, $0.1 billion and $0.8 billion, respectively, of acquisition, construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the bonds, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO, proceeds from follow-on equity offerings and private placements and proceeds from the sale of vessels to GasLog Partners.

        As of December 31, 2019, our commitments for capital expenditures related primarily to seven contracted LNG carriers on order were approximately $1,113.0 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship's construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

        We intend to fund these commitments from borrowings under the 7xNB Facility which has an undrawn amount of $1,052.8 million, available cash, new bank loan facilities and cash from operations.

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

Critical Accounting Policies

        The preparation of financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. GasLog's management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of our critical accounting judgments and key sources of estimation uncertainty in applying our accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Classification of the Non-Controlling Interests

        The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (32,483,580 units as of December 31, 2019). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100.0% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

        Recoverable amount is the higher of fair value less costs to sell and value in use. Our estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, we obtain charter free market values for each vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of our vessels or prices that could be achieved if we were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2018 and December 31, 2019, after giving effect to the aggregate impairment charge of $162.1 million recorded against our six Steam vessels.

Owned Fleet and Vessel Held under Finance Lease

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2018	December 31, 2019
GasLog Savannah(3)(8)	May 2010	155,000	$229,795	$176,985	$171,964
GasLog Singapore(3)(8)	July 2010	155,000	227,252	175,919	169,898
GasLog Shanghai(3)(4)	January 2013	155,000	189,233	160,195	154,681
GasLog Santiago(3)(4)	March 2013	155,000	189,111	174,990	164,925
GasLog Sydney(3)(4)	May 2013	155,000	195,429	181,243	172,548
GasLog Skagen(3)(4)	July 2013	155,000	195,338	182,042	173,241
GasLog Chelsea(4)(5)	October 2013	153,600	162,338	138,678	134,927
GasLog Seattle(3)(8)	December 2013	155,000	201,198	175,713	170,132
Methane Rita Andrea(2)(6)(8)	April 2014	145,000	156,613	132,135	99,030
Methane Jane Elizabeth(2)(6)(8)	April 2014	145,000	156,613	132,066	102,078
Methane Lydon Volney(2)(6)(8)	April 2014	145,000	156,613	132,307	109,098
Methane Alison Victoria(2)(7)(8)	June 2014	145,000	156,610	133,656	96,604
Methane Shirley Elisabeth(2)(7)(8)	June 2014	145,000	156,599	133,648	103,432
Methane Heather Sally(2)(7)(8)	June 2014	145,000	156,599	133,975	105,916
Solaris(3)(8)	June 2014	155,000	201,849	175,948	172,078
GasLog Saratoga(3)(8)	December 2014	155,000	204,146	181,049	177,256
Methane Julia Louise(2)(5)(8)	March 2015	170,000	232,334	206,753	200,032
Methane Becki Anne(2)(5)(8)	March 2015	170,000	232,334	206,447	199,521
GasLog Salem(3)(8)	April 2015	155,000	204,573	182,997	177,750
GasLog Greece(3)(4)	March 2016	174,000	208,971	192,441	186,430
GasLog Glasgow(3)(4)	June 2016	174,000	208,471	193,403	187,411
GasLog Geneva(3)(4)	September 2016	174,000	203,867	190,352	184,500
GasLog Gibraltar(3)(4)	October 2016	174,000	203,738	190,749	184,897
GasLog Houston(3)(4)	January 2018	174,000	207,784	202,175	196,241
GasLog Genoa(3)(8)	March 2018	174,000	219,436	214,862	208,845
GasLog Hong Kong(3)(8)	March 2018	174,000	214,946	210,277	204,138
GasLog Gladstone(3)(8)	March 2019	174,000	217,609	—	212,737
GasLog Warsaw(3)(4)	July 2019	180,000	189,261	—	186,878

Total			$5,478,660	$4,511,005	$4,607,188

(1)
Our vessels and the vessel held under finance lease are stated at carrying values (see Note 6 to our consolidated financial statements for our vessels and Note 7 to our consolidated financial statements for the vessel held under finance lease included elsewhere in this annual report).

(2)
Indicates vessels for which we recorded an impairment loss of $162.1 million in the aggregate for the year ended December 31, 2019.

(3)
The construction of these vessels was completed on the acquisition date.

(4)
The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2018 and December 31, 2019.

(5)
The vessels were built in 2010.

(6)
The vessels were built in 2006.

(7)
The vessels were built in 2007.

(8)
Indicates vessels for which, as of December 31, 2019, the basic charter-free market value is lower than the vessel's carrying value. After the impairment recognition of $162.1 million, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $274.0 million as of December 31, 2019. The values in use for each of the GasLog Savannah, the GasLog Singapore, the GasLog Seattle, the Solaris, the GasLog Saratoga, the Methane Julia Louise, the Methane Becki Anne, the GasLog Salem, the GasLog Genoa, the GasLog Hong Kong and the GasLog Gladstone were higher than the respective carrying amount of these vessels and, consequently, no impairment loss was recognized.

        As of December 31, 2019, the carrying amounts of each of the six Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), of eight TFDE vessels (the GasLog Savannah, the GasLog Singapore, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem, the Methane Julia Louise and the Methane Becki Anne) and three X-DF vessels (the GasLog Genoa, the GasLog Gladstone and the GasLog Hong Kong) were higher than the charter free market values estimated by ship brokers. We concluded that this, together with certain other events and circumstances such as the lack of liquidity in the market for term employment for Steam vessels and reduced expectations for the estimated rates at which such term employment could be secured, and together with the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, indicated the existence of potential impairment of these vessels. As a result, we performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values. The assumptions that we used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charters up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2019, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) our internal assessment of long-term charter rates achievable by each class of vessel. See Note 2 to our consolidated financial statements included elsewhere in this report.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. We have assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel's useful life, consistent with long-run historical evidence.

        We used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        In our impairment assessment, the rate used to discount future estimated cash flows to their present values was approximately 6.5% to 7.25% as of December 31, 2019 (7.5% as of December 31, 2018). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        As a result of its impairment assessment, the Group recognized a non-cash impairment loss of $162.1 million for its six Steam vessels built in 2006 and 2007 and determined there was no impairment of the remaining vessels.

        In connection with the impairment testing of our vessels as of December 31, 2019, for the 17 vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the average re-chartering hire rate used to forecast future cash flows for non-contracted days which is the most difficult, subjective, or complex assumption that has the potential to affect the outcome of the impairment exercise. The following table summarizes the average results of the sensitivity analysis that we performed for the TFDE and X-DF vessels for which no impairment loss was recognized.

Propulsion	Average re-chartering hire rate used(1)	Average break- even re-chartering hire rate(2)	Variance (Amount)	Variance (%)
TFDE	$64,971	$58,385	$6,586	11%
X-DF	$75,000	$47,106	$27,894	59%

(1)
The average re-chartering hire rate used in our impairment testing is the average re-chartering rate based on which we estimated the revenues for the remaining useful life of the respective vessels after the expiry of their contracted periods.

(2)
The average break-even re-chartering hire rate is the average of the contracted charter rate that, if used in the discounted projected net operating cash flows of the impairment testing after the expiry of each vessel's contracted period, would result in discounted total cash flows being equal to the carrying value of the vessels.

Recent Accounting Pronouncements

        See Note 2 to our consolidated financial statements included elsewhere in this report.

C. Research and Development, Patents and Licenses, etc.

        From time to time we incur expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2019, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2019 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations	3,198,311	268,090	1,557,232	638,491	734,498
Interest on borrowing obligations and swaps(1)	495,658	114,453	202,764	102,082	76,359
Loan commitments	4,814	4,076	722	16	—
Lease obligations(2)	296,122	19,409	38,803	37,020	200,890
Shipbuilding contracts	1,113,035	801,845	311,190	—	—
Acquisition of long lead items ("LLIs")	17,625	17,625	—	—	—
Purchase of depot spares(3)	7,340	7,340	—	—	—

Total	5,132,905	1,232,838	2,110,711	777,609	1,011,747

(1)
Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 3.31% to 4.46%, which takes into account average LIBOR of 2.08%, and the applicable margin spreads in our various debt agreements.

(2)
Lease obligations related to lease liabilities of the vessel (the Methane Julia Louise), various properties, vessel communication equipment and certain printers and exclude future lease charges of $91.2 million.

(3)
Following the acquisition of the eight vessels from MSL, GasLog through its subsidiaries is guarantor for the acquisition from MSL of depot spares with an aggregate value of $8.0 million of which depot spares with value $0.7 million have been acquired as of December 31, 2019. The remaining spares are expected to be acquired before March 31, 2020.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: David P. Conner, Dennis M. Houston, Donald J. Kintzer, Anthony S. Papadimitriou, Bruce L. Blythe and Julian R. Metherell.

Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	61	Chairman and Director
Paul A. Wogan	57	Chief Executive Officer and Director
Bruce L. Blythe	75	Director
David P. Conner	71	Director
Dennis M. Houston	68	Vice Chairman and Director
Donald J. Kintzer	72	Director
Julian R. Metherell	56	Director
Anthony S. Papadimitriou	64	Director
Graham Westgarth	65	Director
Alastair Maxwell	56	Chief Financial Officer
Paolo Enoizi(1)	47	Chief Operating Officer

(1)
Mr. Enoizi was appointed Chief Operating Officer on September 17, 2019.

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

        Bruce L. Blythe has been a member of our board of directors since October 2011. Mr. Blythe has been involved in the shipping industry for over 25 years, having served as an advisor to the Livanos family since 1994. For over 30 years, Mr. Blythe served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, is a director of DryLog Ltd. and Vice-Chairman of the Ceres Group. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

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

        Dennis M. Houston has been a member of our board of directors since June 2013 and has served as our Vice-Chairman and senior independent director since May 2016. At the time he joined our board, Mr. Houston had approximately 40 years of experience in the downstream sector of the oil and gas industry. Mr. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. Mr. Houston serves as a director of Suncor Energy Inc., Argus Media Limited L.L.C. and ABS Group. Mr. Houston also sits on the board of the Onassis Foundation and is Honorary Counsel for Liechtenstein to the U.S. (Texas Region). He holds a B.S. in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy.

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

        Anthony S. Papadimitriou has been a member of our board of directors since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the Founding partner of the law firm A.S. Papadimitriou and Partners, of which he was the Managing Partner from 1990 to 2018. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the Board since 2005. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University of Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens. Mr. Papadimitriou was appointed to the Board of GasLog Partners in May 2015 and stepped down on January 31, 2019.

        Graham Westgarth served as our chief operating officer ("COO") from June 2013 to May 2017 and COO of our subsidiary, GasLog Partners, from its inception to May 2017. In May 2017, Mr. Westgarth was appointed to our Board of Directors. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80.0% of the world's independent tanker owners and operators between 2009 and 2014. Mr. Westgarth also sits on the boards of V.Group and is the Chairman of the ABS UK Advisory Committee. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

        Alastair Maxwell joined GasLog on February 1, 2017 and was appointed Chief Financial Officer ("CFO") on March 9, 2017. He was appointed CFO of GasLog Partners on the same date. Prior to joining GasLog, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs & Co. LLC from 2010 to 2016 where he was a Partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients in the energy sector. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London, and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998, he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford. Mr. Maxwell has served as an independent director of The Drilling Company of 1972 A/S ("Maersk Drilling") since April 2019.

        Paolo Enoizi joined GasLog in August 2019 and was appointed Chief Operating Officer ("COO") in September 2019. He was appointed COO of GasLog Partners on the same date. Prior to joining GasLog, Mr. Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Mr. Enoizi's previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. Whilst at Stolt Nielsen, Mr. Enoizi led major business transformations, integration of company acquisitions and operational improvement initiatives in areas such as process optimisation, cost reductions, digitalisation and business intelligence. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. Mr. Enoizi is a director of HiLo Maritime Risk Management

Limited, a not for profit joint industry initiative which uses a predictive mathematical model to enhance shipping industry safety. Mr. Enoizi has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

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

  •
  additional annual fees of $100,000 to the chairman of the board, $30,000 to the vice-chairman of the board $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee and Safety and Sustainability committee; and

  •
  additional annual fees of $25,000 to each member of the audit and risk committee and $20,000 to each member of the compensation committee and Safety and Sustainability committee (in each case other than the chairmen of such committees); and

        The aggregate annual fees paid to non-executive directors in 2019 was $1.7 million.

        The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

        In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

        For 2019, our executive officers were Paul Wogan, Alastair Maxwell, Richard Sadler (COO to September 17, 2019) and Paolo Enoizi (COO from September 17, 2019 onwards). Compensation for our executive officers in 2019 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or "MIP". The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant's annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a component based on Company discretion. Each participant's target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant's organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2019, the Company performance objectives were measured against three equally-weighted key business indicators ("KBI"):

The Financial KBI is measured against a Free Cash Flow per Share target and an Absolute Return on Invested Capital target; the Operational KBI is defined by a basket of operational KBIs including Fleet Uptime, Vetting Performance and Terminal Feedback targets; and three-year rolling average Relative Total Shareholder Return performance compared to a peer group. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established which determine the level of pay-out. The Board may exercise discretion to increase an individual's payment to no more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2019 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

        The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2019 was $3.16 million.

        In addition, our executive officers received equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the "Plan", and also received awards via the GasLog Partners LP 2015 Long-Term Incentive Plan or the "the GasLog Partners LTIP Plan". On April 1, 2019, we granted our executive officers an aggregate of 109,131 stock options and 35,949 restricted stock units under the Plan. Additionally, on August 20, 2019 we granted an extra aggregate of 27,132 stock options and 7,410 shares of restricted stock. Furthermore, on April 1, 2019, we granted our executive officers an aggregate of 6,164 restricted stock units and 6,164 phantom performance common units under the GasLog Partners Plan. The aggregate fair value for all equity compensation granted in 2019 is $1.75 million. At the time of grant, the stock options had an exercise price per share of $17.79 ($12.34 for the August grant) which was subsequently adjusted to $17.41 ($11.96 for the August grant) on December 16, 2019 in response to the announcement of an extraordinary dividend of $0.38 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient's continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient's continued service. Vesting of the phantom performance common units is also subject to the achievement of certain performance targets. The stock options, the restricted stock units and the phantom performance common units may be settled in cash or common shares, or a combination thereof, at our discretion. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

        We did not set aside or accrue any amounts in the year ended December 31, 2019 to provide pension, retirement or similar benefits to our directors or executive officers.

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

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a nominating/corporate governance committee be established and (ii) the requirement of an annual performance evaluation of the compensation committee. We do not have a separate nominating/corporate governance committee and we complete biennial performance evaluation of the compensation committee. As a result, non-independent directors may, among other things, participate in resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

        Our board of directors meets regularly throughout the year. In 2019, the board met 11 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

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

Compensation Committee

        Our compensation committee consists of Messrs. Blythe, Papadimitriou and Metherell, with Mr. Blythe serving as the committee chairman. The compensation committee is responsible for:

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

Safety and Sustainability Committee (formerly the HSSE Committee)

        Our Safety and Sustainability committee consists of Messrs. Metherell, Livanos and Westgarth, with Mr. Metherell serving as the committee chairman. The Safety and Sustainability committee is responsible for:

  •
  overseeing and reviewing on an annual basis the Company's key policies in relation to safety and sustainability (including those relating to operational risks);

  •
  reviewing the Company's compliance with relevant legislation, regulation and recommendations for safety and sustainability in all operational areas;

  •
  ensuring the appropriate training is provided for employees in relation to safety and sustainability;

  •
  receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith; and

  •
  monitoring the integrity and effectiveness of the non-financial statements of the Company and any other formal communications relating to the Company's performance in safety and sustainability.

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

        This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece.

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

D. Employees

        As of December 31, 2019, we had 163 full-time employees and contractors based in our offices in Greece, Monaco, London, Stamford Connecticut, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,654 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2019, our retention rate was 97% for senior seagoing officers, 93% for other seagoing officers and 94% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels, and for shore-based employees with experience of operating and managing LNG vessels, has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in some of our time charters, including automatic periodic adjustment and cost review provisions.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 2, 2020 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5.0% or more of our shares;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 80,547,751 common shares outstanding as of March 2, 2020. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	32,774,566	40.7%
Paul A. Wogan	*	*
Bruce L. Blythe	940,000	1.2%
David P. Conner	*	*
Paolo Enoizi	*	*
Dennis M. Houston	*	*
Donald J. Kintzer	*	*
Alastair J.C. Maxwell	*	*
Julian R. Metherell	*	*
Anthony S. Papadimitriou	*	*
Graham Westgarth	*	*
All directors and officers as a group	34,037,810	42.3%
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	7,164,904	8.9%

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

*
Less than 1.0%.

        In March 2012, we completed a registered public offering of our common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 24, 2020, we had approximately 10,621 shareholders.

B. Related Party Transactions

Relationship with GasLog Partners

        GasLog Partners was formed by us in January 2014 to acquire, own and operate LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE. The Partnership conducts its operations through its vessel-owning subsidiaries and as of March 2, 2020, had a fleet of 15 LNG carriers. As of March 2, 2020, we hold a 35.6% ownership interest in the Partnership and, as a result of our ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, we have the ability to control the Partnership's affairs and policies.

  Quarterly Cash Dividends

        We are entitled to distributions on our general and limited partner interests in GasLog Partners. These interests consist of common units and general partner interests. GasLog Partners will distribute any available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner, 98.0% to all common unitholders, pro rata, and 2.0% to the general partner.

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

        We received total distributions from GasLog Partners of $33.8 million in 2019.

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

LNG Carrier Purchase Options

        Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership's initial public offering, GasLog Partners has the option to purchase from us any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel.

        On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung for Hull No. 2213 that is scheduled to be delivered in the second quarter of 2020. This vessel will now be the vessel to be chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica for an initial period of approximately seven years, as previously announced on October 20, 2016. Within 30 days of the commencement of the charter of Hull No. 2213, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

        On March 15, 2019, we signed an agreement with Endesa for the GasLog Warsaw to be chartered to Endesa from May 2021 for an initial term of eight years. Within 30 days of the commencement of the charter of the GasLog Warsaw, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 28, 2019, we signed an agreement with JERA for newbuilding Hull No. 2274 to be chartered to JERA upon delivery in 2020 for an initial term of twelve years. Within 30 days of the commencement of the charter of Hull No. 2274, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On August 27, 2019, we signed an agreement with Sinolam for the GasLog Singapore to be chartered to Sinolam from November 2020 for an initial term of ten years. Within 30 days of the commencement of the charter of the GasLog Singapore, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

Egypt LNG

        We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of Shell. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2019 to December 31, 2019, we received a total of approximately $0.7 million in revenues from Egypt LNG in respect of our vessel management services.

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

Amendment of the Partnership Agreement

        On June 24, 2019, we entered into an agreement with GasLog Partners to amend the Partnership Agreement to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog's profit to non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

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

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" below.

Legal Proceedings

        We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage, personal injury claims and commercial disputes. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Preference Shares Dividend Requirements

        Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.546875 per share on, January 2, 2019, April 1, 2019, July 1, 2019, October 1, 2019 and January 2, 2020. Our Preference Shares dividend payment obligations impact our future liquidity needs.

Common Shares Dividend Policy

        We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares as follows:

Date	Dividend per Share
March 25, 2013	$0.11
June 11, 2013	$0.11
September 13, 2013	$0.11
December 9, 2013	$0.12
March 25, 2014	$0.12
June 11, 2014	$0.12
September 8, 2014	$0.12
December 5, 2014	$0.14
March 13, 2015	$0.14
May 21, 2015	$0.14
August 20, 2015	$0.14
November 19, 2015	$0.14
March 17, 2016	$0.14
May 26, 2016	$0.14
August 25, 2016	$0.14
November 24, 2016	$0.14
March 16, 2017	$0.14
May 25, 2017	$0.14
August 24, 2017	$0.14
November 22, 2017	$0.14
March 15, 2018	$0.14
May 24, 2018	$0.15
August 23, 2018	$0.15
November 21, 2018	$0.15
December 17, 2018	$0.40
March 14, 2019	$0.15
May 23, 2019	$0.15
August 22, 2019	$0.15
November 21, 2019	$0.15
December 31, 2019	$0.38

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

        Set out below is a table showing the dividends declared on our common shares in 2014, 2015, 2016, 2017, 2018 and 2019 and on our Preference Shares in 2015, 2016, 2017, 2018 and 2019.

	Year ended December 31,
	2014	2015	2016	2017	2018	2019	Total
	(Expressed in millions of U.S. dollars)
Common share dividend declared	$39.8	$45.1	$45.1	$45.1	$80.0	$79.2	$334.3
Preference share dividend declared	—	$7.4	$10.1	$10.1	$10.1	$10.1	$47.8

B. Significant Changes

        See "Item 18. Financial Statements—Note 30. Subsequent Events" below.

ITEM 9.    THE OFFER AND LISTING

Trading on the NYSE

        Since our IPO in the United States in 2012, our common shares have been listed on the NYSE under the symbol "GLOG".

        Our Preference Shares have been trading on the NYSE under the symbol "GLOG PR A" since March 31, 2015.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

        Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2019, the share capital consisted of 80,993,126 issued and outstanding common shares, par value $0.01 per share, 121,456 treasury shares and 4,600,000 issued and outstanding Preference Shares.

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

Election and Removal of Directors

        Our bye-laws provide that our board shall consist of no less than three directors and no more than fifteen directors, as the board of directors may from time to time determine. Our board of directors consists of nine directors.

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

C. Material Contracts

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

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

  (c)
  Form of Indemnification Agreement for the Company's directors and certain officers; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements".

  (d)
  Restrictive Covenant Agreement among GasLog Ltd., Peter G. Livanos and Blenheim Holdings Ltd., dated April 4, 2012; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreement".

  (e)
  GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans".

  (f)
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

  (g)
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

  (h)
  Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (i)
  Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

  (l)
  Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement".

  (m)
  Facility Agreement dated June 25, 2019, relating to $130,000,000 Term Loan Facility among GasLog Hellas-1 Special Maritime Enterprise as Borrower, ABN Amro Bank N.V. and Oversea-Chinese Banking Corporation Limited as mandated lead arrangers and ABN Amro Bank N.V. as agent and the security agent; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (o)
  Form of Corporate Guarantee between GasLog Ltd. and ABN Amro Bank N.V. (provided in respect of the GasLog Warsaw Facility, dated June 25, 2019); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (p)
  Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

        We have qualified for the statutory tax exemption for the year of 2019 and intend to continue to qualify for the foreseeable future. However, no assurance can be given that this will be the case. If we are not entitled to this exemption under Section 883 for any taxable year we would be subject to the 4% U.S. Federal income (subject to the discussion of "effectively connected income" below).

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

        There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In published guidance, however, the IRS stated that it disagreed with the holding in Tidewater, and specified that time charters should be treated as service contracts. Since we have chartered all our ships to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not a PFIC. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP, that (i) the income we receive from time charters and the assets engaged in generating such income should not be treated as passive income or assets which produce (or are held for the production of) passive income, respectively, and (ii) we should currently not be a PFIC and in the future, assuming no material change in the nature of our activities and assets. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding the nature of our assets, income and charters to our counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any tax year, we can give no assurance that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

United States Backup Withholding and Information Reporting

  In General

        In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements. Backup withholding may apply to such payments if you:

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

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a credit for any amount withheld against its liability for U.S.federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing certain required information with the IRS.

  Tax Return Disclosure

        U.S. individuals who hold certain "specified foreign financial assets" (which include shares in a foreign corporation) with values in excess of certain dollar thresholds are subject to U.S. return disclosure obligations (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. You are encouraged to consult your own tax advisors concerning the filing of IRS Form 8938.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On June 24, 2019, we and the Partnership entered into an agreement to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog's profit to non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2019. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

        The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Ltd and subsidiaries (the "Company") as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 6, 2020, expressed an unqualified opinion on those financial statements.

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

March 6, 2020

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

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of

Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2019.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018 and December 31, 2019.

        The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2018 and 2019, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2018	2019
	(Expressed in millions of U.S. Dollars)
Audit fees	$1.8	$1.7

Total fees.	$1.8	$1.7

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

        Included in the audit fees for 2018 are fees of $0.2 million related to the Partnership's public offerings completed in 2018. Included in the audit fees for 2019 are fees of $0.2 million related to equity and bond related transactions.

Tax Fees

        No tax fees were billed by our principal accountant in 2018 and 2019.

Audit-Related Fees

        No audit-related fees were billed by our principal accountant in 2018 and 2019.

All Other Fees

        No other fees were billed by our principal accountant in 2018 and 2019.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50 million of the Company's common shares covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Any common shares repurchased by the Company under the programme will be held in treasury. As December 31, 2019, 212,111 common shares had been repurchased by the Company.

        Set forth below are all purchases of our common shares by us and our affiliated purchasers for the period ended December 31, 2019.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 2019(1)	212,111	$17.69	212,111	—
June 2019(2)	55,123	$13.56	—	—
August 2019(3)	94,012	$13.12	—	—
November 2019(4)	271,070	$9.62	—	—
Total	632,316		—	—

(1)
Common shares repurchased under the authorized share repurchase programme of up to $50.0 million covering the period from January 1, 2019 to December 31, 2021.

(2)
Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, and other directors and officers of GasLog, acquired these shares in open-market transactions. These shares are reflected in share ownership included in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.

(3)
Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, and other directors and officers of GasLog, acquired these shares in open-market transactions. These shares are reflected in share ownership included in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.

(4)
Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, and other directors and officers of GasLog, acquired these shares in open-market transactions. These shares are reflected in share ownership included in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.

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

Corporate Governance, Nominating Committee

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-73 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(1)
1.2	Bye-laws of GasLog Ltd.(1)
1.3	Amendment to the Bye-laws of GasLog Ltd.(2)
2.1	Specimen Share Certificate(1)
2.2	Description of Registered Securities
4.1	Form of Registration Rights Agreement(1)
4.3
Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.(1)
4.4	Form of Indemnification Agreement for the Company's directors and certain officers(4)
4.5	Form of Restrictive Covenant Agreement(1)
4.6	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(3)
4.7
Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.(4)*
4.8
Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent.(4)*

Exhibit No.	Description
4.9	Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016).(4)
4.10	Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016).(4)
4.11
Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent.(5)*
4.12
Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.(6) *
4.13
Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement"(7)
4.14
Facility Agreement dated June 25, 2019, relating to $130,000,000 Term Loan Facility among GasLog Hellas-1 Special Maritime Enterprise as Borrower, ABN Amro Bank N.V. and Oversea-Chinese Banking Corporation Limited as mandated lead arrangers and ABN Amro Bank N.V. as agent and the security agent; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"**
4.15
Form of Corporate Guarantee between GasLog Ltd. and ABN Amro Bank N.V. (provided in respect of the GasLog Warsaw Facility, dated June 25, 2019); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"**

Exhibit No.	Description
4.16	Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"(8)**
8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Alastair Maxwell, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

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

(7)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on June 24, 2019, and hereby incorporated by reference to such Report.

(8)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 3, 2020, and hereby incorporated by reference to such Report.

*
Confidential material has been redacted and complete exhibits have been separately filed with the SEC.

**
Certain schedules have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC, provided, however, that GasLog may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

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

Dated: March 6, 2020

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries ("the Company") as of December 31, 2018 and 2019, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tangible fixed assets—Impairment of vessels—Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The carrying value of vessels as of December 31, 2019, was $4,407.2 million, net of impairment losses of $162.1 million recognized in 2019.

The Company's vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For each vessel for which impairment indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use, and compares it to the carrying value. The Company assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which are charter rates for non-contracted revenue days and the discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

In its impairment assessment as of December 31, 2019, the Company revised its assumptions for charter rates for non-contracted revenue days and for discount rates. For Steam vessels, management's assumptions for charter rates for non-contracted revenue days decreased from an average of $58 thousand per day to $41 thousand per day, and management's average discount rate assumption increased to 7.25%, resulting in impairment losses of $162.1 million recognized on the Company's six Steam vessels. The estimated recoverable amount of all other non-Steam vessels for which impairment indicators were identified exceeded their carrying value as of December 31, 2019 and, therefore, no impairment was recognized for non-Steam vessels.

We identified impairment of vessels as a critical audit matter because of the significant judgments made by management to estimate the discount rate and the charter rates for non-contracted revenue days, which are particularly subjective as they involve assumptions about the LNG shipping market through the end of the useful lives of the vessels, and due to the sensitivity of the value in use calculations to management's assumptions. Performing audit procedures to evaluate the reasonableness of management's estimates of charter rates for non-contracted revenue days and the discount rate required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the charter rate assumptions for non-contracted revenue days and the discount rate used by management to estimate the recoverable amount of vessels included the following:

•
We tested the controls over management's estimation of the recoverable amount of vessels for which impairment indicators were identified, including controls over the assumptions for the charter rate for non-contracted revenue days and the discount rate.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including: management's estimation method; testing the source information underlying the determination of the discount rate; the mathematical accuracy of the discount rate calculation; and developing a range of independent estimates and comparing those to the discount rate selected by management.

•
We evaluated the reasonableness of charter rates for non-contracted revenue days up to December 31, 2024 by comparing management's assumptions for each vessel type to market data, and considered actual time charters agreed with charterers for similar vessels.

•
We evaluated the reasonableness of management's charter rate assumptions from January 1, 2025 through the end of each vessel's useful life, for which very limited observable market data is available, by evaluating management's rationale and evidence for these assumptions, as follows:

–
We compared them with management's assumptions for the period up to December 31, 2024 for which market data was available, and assessed the reasonableness of the changes in management's charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.

–
We assessed the rationale and evidence for the estimated long run costs of building and financing newbuild LNG vessels and the differential between the longer term charter rates for each vessel type assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.

•
We also considered other relevant evidence, including shipbrokers' estimates of market values of Steam vessels that were lower than management's estimates of values in use as of December 31, 2019.

•
We compared management's current assumptions for the charter rate for non-contracted revenue days and the discount rate against management's previous assumptions, and evaluated the rationale and evidence for changes in those assumptions based on observable trends in the LNG shipping market.

•
We tested the mathematical accuracy of management's value in use calculations, and agreed the inputs to the source information and underlying assumptions used by management.

•
We assessed the sensitivity disclosures in Note 6 based on our own sensitivity analysis, and checked management's calculations of those sensitivities.

•
We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

Deloitte LLP

London, United Kingdom

March 6, 2020

We have served as the Company's auditor since 2014.

GasLog Ltd. and its Subsidiaries
Consolidated statements of financial position
As of December 31, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2018	December 31, 2019
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	20,713	21,620
Deferred financing costs		4,576	11,592
Other non-current assets	10	2,543	24,221
Derivative financial instruments	26	8,966	3,572
Tangible fixed assets	6	4,323,582	4,427,065
Vessels under construction	6	159,275	203,323
Right-of-use assets	7	206,753	206,495

Total non-current assets		4,735,919	4,907,399

Current assets
Trade and other receivables	9	20,244	24,900
Dividends receivable and other amounts due from related parties	21	33,395	573
Derivative financial instruments	26	6,222	429
Inventories		7,753	8,172
Prepayments and other current assets		3,680	13,475
Short-term investments		25,000	4,500
Cash and cash equivalents	8	342,594	263,747

Total current assets		438,888	315,796

Total assets		5,174,807	5,223,195

Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	810	810
Contributed surplus	11	850,576	760,671
Reserves	12	18,962	16,799
Treasury shares	11	(3,266)	(2,159)
Retained earnings/(Accumulated deficit)		12,614	(87,832)

Equity attributable to owners of the Group		879,742	688,335
Non-controlling interests	4	1,103,380	961,518

Total equity		1,983,122	1,649,853

Current liabilities
Trade accounts payable		11,890	27,615
Ship management creditors	8	580	601
Amounts due to related parties	21	169	200
Derivative financial instruments	26	2,091	8,095
Other payables and accruals	14	127,450	136,242
Borrowings, current portion	13	520,550	255,422
Lease liability, current portion	7	6,675	9,363

Total current liabilities		669,405	437,538

Non-current liabilities
Derivative financial instruments	26	10,001	41,837
Borrowings, non-current portion	13	2,307,909	2,891,973
Lease liability, non-current portion	7	199,424	195,567
Other non-current liabilities		4,946	6,427

Total non-current liabilities		2,522,280	3,135,804

Total equity and liabilities		5,174,807	5,223,195

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of profit or loss
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Note	2017	2018	2019
Revenues	18	525,229	618,344	668,637
Net pool allocation	18	7,254	17,818	(4,264)
Voyage expenses and commissions	16	(15,404)	(20,374)	(23,772)
Vessel operating and supervision costs	15	(122,486)	(128,084)	(139,662)
Depreciation	6,7	(137,187)	(153,193)	(168,041)
Impairment loss on vessels	6	—	—	(162,149)
General and administrative expenses	17	(39,850)	(41,993)	(47,385)

Profit from operations		217,556	292,518	123,364

Financial costs	19	(139,181)	(166,627)	(190,481)
Financial income	19	2,650	4,784	5,318
Gain/(loss) on derivatives	26	2,025	(6,077)	(55,441)
Share of profit of associates	5	1,159	1,800	1,627

Total other expenses, net		(133,347)	(166,120)	(238,977)

Profit/(loss) for the year		84,209	126,398	(115,613)

Attributable to:
Owners of the Group		15,506	47,683	(100,661)
Non-controlling interests		68,703	78,715	(14,952)

		84,209	126,398	(115,613)

Earnings/(loss) per share—basic	29	0.07	0.47	(1.37)
Earnings/(loss) per share—diluted	29	0.07	0.46	(1.37)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of comprehensive income or loss
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars)

	Note	2017	2018	2019
Profit/(loss) for the year		84,209	126,398	(115,613)
Other comprehensive income/(loss):
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss		—	(51)	—
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	26	2,667	(258)	(2,933)
Recycled loss of cash flow hedges reclassified to profit or loss	26	4,368	—	697

Other comprehensive income/(loss) for the year		7,035	(309)	(2,236)

Total comprehensive income/(loss) for the year		91,244	126,089	(117,849)

Attributable to:
Owners of the Group		22,541	47,374	(102,897)
Non-controlling interests		68,703	78,715	(14,952)

		91,244	126,089	(117,849)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of changes in equity
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 11)	Preference shares (Note 11)	Contributed surplus (Note 11)	Reserves (Note 12)	Treasury shares (Note 11)	(Accumulated deficit)/ Retained earnings	Attributable to owners of the Group	Non- controlling interests (Note 4)	Total
Balance as of January 1, 2017	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682
Net proceeds from GasLog Partners' public offerings (Note 4)	—	—	—	—	—	—	—	278,226	278,226
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	(55,208)	—	—	—	(55,208)	(65,863)	(121,071)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,104	—	—	4,104	—	4,104
Settlement of share-based compensation	—	—	—	(2,952)	3,901	—	949	—	949
Profit for the year	—	—	—	—	—	15,506	15,506	68,703	84,209
Other comprehensive income for the year	—	—	—	7,035	—	—	7,035	—	7,035

Total comprehensive income for the year	—	—	—	7,035	—	15,506	22,541	68,703	91,244

Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134

Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)

Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888

Net proceeds from GasLog Partners' public offerings (Note 4)	—	—	—	—	—	—	—	267,514	267,514
Other equity related costs	—	—	(395)	—	—	—	(395)	—	(395)
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	(60,795)	—	—	(29,279)	(90,074)	(87,954)	(178,028)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,434	—	—	4,434	—	4,434
Settlement of share-based compensation	—	—	—	(3,074)	3,756	—	682	—	682
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the year	—	—	—	—	—	47,683	47,683	78,715	126,398
Other comprehensive loss for the year	—	—	—	(309)	—	—	(309)	—	(309)

Total comprehensive (loss)/income for the year	—	—	—	(309)	—	47,683	47,374	78,715	126,089

Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122

Opening adjustment(2)	—	—	—	—	—	215	215	128	343

Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465

Other equity related costs	—	—	(595)	—	—	—	(595)	(22)	(617)
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	(89,310)	—	—	—	(89,310)	(104,126)	(193,436)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,794	—	—	4,794	—	4,794
Settlement of share-based compensation	—	—	—	(4,721)	4,859	—	138	—	138
Treasury shares, net	—	—	—	—	(3,752)	—	(3,752)	(22,890)	(26,642)
Loss for the year	—	—	—	—	—	(100,661)	(100,661)	(14,952)	(115,613)
Other comprehensive loss for the year	—	—	—	(2,236)	—	—	(2,236)	—	(2,236)

Total comprehensive loss for the year	—	—	—	(2,236)	—	(100,661)	(102,897)	(14,952)	(117,849)

Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018 (Note 2).

(2)
Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019 (Note 2(a)).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of cash flows
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars)

	Notes	2017	2018	2019
Cash flows from operating activities:
Profit/(loss) for the year		84,209	126,398	(115,613)
Adjustments for:
Depreciation		137,187	153,193	168,041
Impairment loss on vessels	6	—	—	162,149
Share of profit of associates	5	(1,159)	(1,800)	(1,627)
Financial income	19	(2,650)	(4,784)	(5,318)
Financial costs	19	139,181	166,627	190,481
Unrealized foreign exchange (gains)/losses on cash and cash equivalents		(772)	329	—
Realized foreign exchange losses		—	—	773
Unrealized (gain)/loss on derivative financial instruments held for trading, including ineffective portion of cash flow hedges	26	(10,505)	8,211	54,201
Recycled loss of cash flow hedges reclassified to profit or loss	26	4,368	—	697
Non-cash defined benefit obligations		—	(51)	—
Share-based compensation	22	4,565	5,216	5,447

		354,424	453,339	459,231
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net		(7,601)	(33,286)	27,609
(Increase)/decrease in prepayments and other assets		(1,465)	888	205
Decrease/(increase) in inventories		1,622	(915)	(419)
Decrease/(increase) in other non-current assets		1,396	(465)	(21,678)
Increase in other non-current liabilities		299	2,957	864
Decrease in restricted cash		42	—	—
Increase in accounts payable and other current liabilities		1,544	3,113	23,436

Cash provided by operations		350,261	425,631	489,248

Interest paid		(126,631)	(141,921)	(171,825)

Net cash provided by operating activities		223,630	283,710	317,423

Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(82,352)	(673,787)	(479,618)
Return of capital expenditures		—	—	10,451
Other investments		(14,125)	(136)	(158)
Payments for right-of-use assets		—	(36)	(935)
Dividends received from associate		1,315	1,263	1,313
Return of contributed capital from associate	5	59	—	—
Purchase of short-term investments		(37,244)	(71,000)	(82,500)
Maturity of short-term investments		55,244	46,000	103,000
Financial income received		2,504	4,697	5,469

Net cash used in investing activities		(74,599)	(692,999)	(442,978)

Cash flows from financing activities:
Proceeds from bank loans and bonds		280,000	524,165	905,730
Bank loan and bond repayments		(397,008)	(231,753)	(547,751)
Payment of loan and bond issuance costs		(8,830)	(7,449)	(25,912)
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)		141,395	60,345	—
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)		139,222	208,394	—
Payment of equity raising costs		(2,032)	(917)	(1,670)
Payment for cross currency swaps' termination/modification		(20,603)	—	(3,731)
Payment for bond repurchases at a premium		(1,459)	—	(46,721)
Purchase of treasury shares or GasLog Partners' common units		—	(62)	(26,642)
Proceeds from stock options' exercise		1,223	754	149
Dividends paid		(121,071)	(178,028)	(193,436)
Payments for lease liability		(3,572)	(7,329)	(9,950)

Net cash provided by financing activities		7,265	368,120	50,066

Effects of exchange rate changes on cash and cash equivalents		772	(329)	(3,358)
Increase/(decrease) in cash and cash equivalents		157,068	(41,498)	(78,847)
Cash and cash equivalents, beginning of the year		227,024	384,092	342,594

Cash and cash equivalents, end of the year		384,092	342,594	263,747

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year	27	3,016	19,989	18,976
Capital expenditures included in liabilities at the end of the year—Right-of-use assets		—	107	173
Equity raising costs included in liabilities at the end of the year	27	364	1,067	14
Loan issuance costs included in liabilities at the end of the year	27	1,526	407	1,317
Liabilities related to leases at the end of the year		—	287	228

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

        GasLog Ltd. ("GasLog") was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the "Group") are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas ("LNG") market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group's operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog's chairman, Peter G. Livanos, is GasLog's largest shareholder through his ownership of Ceres Shipping Ltd. ("Ceres Shipping"), which controls Blenheim Holdings Ltd. As of December 31, 2019, entities controlled by members of the Livanos family, including GasLog's chairman, are deemed to beneficially own approximately 40.5% of GasLog's issued and outstanding common shares. As a result of his ownership of GasLog's common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog's shareholders are entitled to vote.

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

        Since GasLog Partners' IPO, the Partnership acquired 100% of the ownership interests in the following GasLog subsidiaries that own the vessels listed below:

Date Acquisition Completed	Subsidiaries Acquired	Vessels Purchased
September 29, 2014	GAS-sixteen Ltd. and GAS-seventeen Ltd.	Methane Rita Andrea and Methane Jane Elizabeth
July 1, 2015	GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally
November 1, 2016	GAS-seven Ltd.	GasLog Seattle
May 3, 2017	GAS-eleven Ltd.	GasLog Greece
July 3, 2017	GAS-thirteen Ltd.	GasLog Geneva
October 20, 2017	GAS-eight Ltd.	Solaris
April 26, 2018	GAS-fourteen Ltd.	GasLog Gibraltar
November 14, 2018	GAS-twenty seven Ltd.	Methane Becki Anne
April 1, 2019	GAS-twelve Ltd.	GasLog Glasgow

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

        As of December 31, 2019, GasLog holds a 35.5% ownership interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements.

        The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2019, the Group's structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. ("GasLog Carriers")	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Lease asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant(2)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2274	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw(2)	July 2019
35.5% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

(1)
For newbuildings, expected delivery quarters as of December 31, 2019 are presented.

(2)
In June 2019, the newbuilding GasLog Warsaw, delivered on July 31, 2019, was transferred from GAS-twenty nine Ltd. to the subsidiary GasLog Hellas-1 Special Maritime Enterprise.

        On October 1, 2015, GasLog Carriers, Dynagas Ltd. ("Dynagas") and Golar LNG Ltd. ("Golar") ("Pool Owners") and The Cool Pool Limited signed an LNG carrier pooling agreement (the "LNG Carrier Pool" or "Pool Agreement" or "Cool Pool") to market their vessels operating in the LNG shipping spot market. For the operation of the Cool Pool, a Marshall Islands service company named "The Cool Pool Limited" or the "Pool Manager", was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder.

        On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool, whereby GasLog would assume commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool and on June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of The Cool Pool Limited. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

        All entities in the Group have a December 31st year end. During 2019, the Group employed an average of 163 employees (2018: 172 and 2017: 184).

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Going concern

        In considering going concern management has reviewed the Group's future cash requirements, covenant compliance and earnings projections. As of December 31, 2019, the Group's current assets totaled $315,796, while current liabilities totaled $437,538, resulting in a negative working capital position of $121,742.

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

        On March 6, 2020, the financial statements were authorized on behalf of GasLog's board of directors for issuance and filing.

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
For the years ended December 31, 2017, 2018 and 2019
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
For the years ended December 31, 2017, 2018 and 2019
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

        Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The arrangement is a joint operation when the contractual agreement provides rights to assets and obligations for liabilities for those parties sharing joint control. The joint arrangement is a joint venture when the agreement grants rights to the arrangement's net assets. The Cool Pool was a joint venture until June 2019 when a termination agreement was entered between GasLog and the Cool Pool. Interests in joint ventures are accounted for using the equity method (see Investment in associates above), after initially being recognized at cost in the consolidated statement of financial position.

Leases

        Lease income from operating leases of vessels where the Group is a lessor is recognized in profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under "Tangible fixed assets". The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

        The Group has changed its accounting policy for leases where the Group is the lessee. The new policy and the impact of the change are discussed below.

        Until December 31, 2018, leases of property, plant and equipment (i.e. vessels) where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Group's incremental borrowing rate. The corresponding rental obligations, net of finance charges, were included in current and non-current liabilities as finance lease liabilities. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the asset's useful life or over the shorter of the asset's useful life and the lease term if there was no reasonable certainty that the Group would obtain ownership at the end of the lease term. In addition, leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases (i.e. vessels' equipment, properties and other). Payments made under operating leases (net of any incentives

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

        From January 1, 2019 and onwards, each of the above leases is recognized as a right-of-use asset, with a corresponding liability recognized at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured at the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Group's incremental borrowing rate. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. Each lease payment is allocated between the liability and finance cost. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. The right-of-use asset is depreciated over its useful life or over the shorter of its useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term. Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel or office equipment.

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

        A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer. Except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

        Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

relation to the lease component of the agreements is accounted for under IFRS 16 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

        Pool revenues were recognized on a gross basis representing time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenue is recognized on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

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

Net pool allocation

        In relation to the vessels' participation in the Cool Pool (until July 2019), net pool allocation represents GasLog's share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

Foreign currencies

        Transactions in currencies other than the USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of profit or loss in the period in which they arise. The exchange differences from cash and bonds are classified in Financial costs, while all other foreign exchange differences are classified in General and administrative expenses.

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
For the years ended December 31, 2017, 2018 and 2019
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

        Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT. Effective December 31, 2019, following management's annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $644. The estimated residual value of

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

        Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

        When assets are sold, they are derecognized and any gain or loss resulting from their disposal is included in profit or loss.

Impairment of tangible fixed assets, vessels under construction and vessel held under finance lease renamed to right-of-use assets

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
For the years ended December 31, 2017, 2018 and 2019
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

  •
  Trade receivables

  Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. At each reporting date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method. Trade receivables are written off when there is no reasonable expectation of recovery. See Note 9 for further information about the Group's accounting for trade receivables.

  The simplified approach is applied to trade and other receivables and the Group recognizes lifetime expected credit losses ("ECLs") on trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

  At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

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
For the years ended December 31, 2017, 2018 and 2019
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

  •
  Lease liabilities

  Lease liabilities are initially measured at the fair value of the leased property or, if lower, the present value of the minimum lease payments—discounted at the interest rate implicit in the lease, if practicable, or else at the Group's incremental borrowing rate—and subsequently measured at amortized cost, using the effective interest rate method. Finance charges in respect of finance leases are recognized in the consolidated statement of profit or loss under "Financial costs".

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

Termination benefits

        Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the Group recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

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

        Classification of the non-controlling interests:    The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (32,483,580 units as of December 31, 2019). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Key sources of estimation uncertainty are as follows:

        Impairment of vessels:    The Group evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Group's vessels as of December 31, 2019, was $4,407,156 (December 31, 2018: $4,304,252).

        Recoverable amount is the higher of fair value less costs to sell and value in use. The Group's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, the Group obtains charter free market values for each vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Group's lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of the Group's vessels or prices that could be achieved if it were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

        As of December 31, 2019, the carrying amounts of each of the six steam turbine propulsion ("Steam") vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), of eight tri-fuel diesel electric ("TFDE") vessels (the GasLog Savannah, the GasLog Singapore, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem, the Methane Julia Louise and the Methane Becki Anne) and three low pressure dual fuel two-stroke propulsion ("X-DF") vessels (the GasLog Genoa, the GasLog Gladstone and the GasLog Hong Kong) were higher than the charter free market values estimated by ship brokers. The Group concluded that this, together with certain other events and circumstances (as further described in Note 6) indicated the existence of potential impairment of these vessels. As a result, the Group performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values. The assumptions that the Group used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        Revenue assumptions were based on contracted time charters up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2019, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management's internal assessment of long-term charter rates achievable by each class of vessel.

        More specifically, for vessels whose charters have expired or will expire within 2020, the estimated charter rates and utilization for the first year from the reporting date were based on the approved annual budget for the year, which was formed based on the anticipated market conditions for 2020 and the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than 1-year time charter contracts.

        For non-contracted periods starting on January 1, 2021 for already expired charters or upon the expiration of the firm charter period of a vessel within 2021 and up to December 31, 2024, the Group used the most recent charter market rates for a 5-year time charter rate based on available data from maritime research publications which is $45 per day for Steam vessels and $65 per day for TFDE vessels. Such rates are lower than prevailing spot rates as of December 31, 2019.

        For the remaining period from January 1, 2025 through the end of each vessel's useful life (for non-contracted periods), the estimated average time charter rates for Steam, TFDE and X-DF vessels were based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam and TFDE vessels compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group's control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. The Group has assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel's useful life, consistent with long-run historical evidence.

        The Group used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Group's depreciation policy. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry.

        In the Group's impairment assessment, the rate used to discount future estimated cash flows to their present values was approximately 6.5% to 7.25% as of December 31, 2019 (7.0% to 7.5% as of

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

December 31, 2018). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        The values in use for the six Steam vessels calculated as per above were lower than the carrying amounts of those vessels and, consequently, an impairment loss of $162,149 was recognized in the year ended December 31, 2019 (Note 6). The values in use for each of the TFDE and X-DF vessels with indicators of impairment were greater than their respective carrying amounts, and therefore no impairment loss was recognized for these vessels.

        In connection with the impairment testing of our vessels as of December 31, 2019, we performed a sensitivity analysis on the most difficult, subjective or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rates used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 6). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Group's Steam vessels.

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

        The Group is a lessee under a vessel sale and leaseback arrangement and also leases various properties, vessel and office equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

        Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group's incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise vessel and office equipment.

        For leases where the Group is the lessee, the Group has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. In addition, the Group has elected to apply the exemption for short-term leases or leases of low-value assets where available. The adoption of the standard on January 1, 2019, resulted in an increase in total assets of $7,618, an increase in retained earnings of $215, an increase in non-controlling interests of $128 and an increase in total liabilities of $7,275.

        A reconciliation of the operating lease commitments disclosed applying IAS 17 Leases from the prior year to the Lease liabilities recognized as of January 1, 2019 is provided below:

Operating lease commitments disclosed as at December 31, 2018	6,125

Discounted using the lessee's incremental borrowing rate at the date of initial application	4,858
Finance lease liabilities recognized as at December 31, 2018	206,099
Communication systems using the lessee's incremental borrowing rate at the date of initial application	2,397
Printers using the lessee's incremental borrowing rate at the date of initial application	20

Lease liability as at January 1, 2019	213,374

Lease liability, current portion	7,742
Lease liability, non-current portion	205,632

Total lease liabilities as at January 1, 2019	213,374

        In September 2019, the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instrument: Recognition and measurement, and IFRS 7 Financial Instruments: Disclosures which provide certain reliefs in connection with interest rate benchmark reform. The amendments will be effective for annual periods beginning on or after January 1, 2020. The Group has elected to adopt the amendments early. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate ("IBOR") reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs will end, which include the uncertainty arising from interest rate benchmark reform no longer being present. The Group uses CCSs

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

in order to hedge the Group's exposure to fluctuations deriving from its bonds (Note 26). The amendments permit continuation of hedge accounting even though there is uncertainty about the replacement of the floating interest rates included in its CCSs (Note 24).

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Group's consolidated financial statements.

3. Goodwill

        Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed "GasLog LNG Services Ltd". As of December 31, 2019, the Group assessed the recoverable amount of goodwill and concluded that goodwill associated with the Group's vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on discounted future cash flows based on the financial budget approved by management for the year-ending December 31, 2020 and management forecasts until 2023.

        The key assumptions used in the value-in-use calculations (2020 and beyond) are as follows:

  (i)
  Average inflation of 1.0% per annum based on historical data and performance;

  (ii)
  A pre-tax discount rate of 8.0% per annum based on cost of equity;

  (iii)
  Annual growth rate of 1.0%; and

  (iv)
  1 Euro = USD 1.135 based on the 2020 budget.

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
For the years ended December 31, 2017, 2018 and 2019
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
For the years ended December 31, 2017, 2018 and 2019
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

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. During the year ended December 31, 2019, GasLog Partners repurchased and cancelled 1,171,572 common units at a weighted average price of $19.52 per common unit, for a total cost of $22,890 including commissions.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions (Continued)

        On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM Programme from $144,040 to $250,000. As of December 31, 2019, the unutilized portion of the ATM Programme is $126,556.

        On April 1, 2019, GasLog Partners issued 49,850 common units in connection with the vesting of 24,925 RCUs and 24,925 PCUs under the GasLog Partners' Plan at a price of $22.99 per unit.

        On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners' profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the total GasLog Partners' profit for the three months ended June 30, 2019 and onwards.

Allocation of GasLog Partners' profit/(loss)(*)	2018	2019
Partnership's profit/(loss) attributable to:
Common unitholders	75,879	(66,268)
General partner	1,602	(1,479)
IDRs	2,618	—
Paid and accrued preference equity distributions	22,498	30,328

Total	102,597	(37,419)

Partnership's profit/(loss) allocated to GasLog	23,882	(22,467)
Partnership's profit/(loss) allocated to non-controlling interests	78,715	(14,952)

Total	102,597	(37,419)

*
Excludes profits of GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. for the period prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively.

        Dividends declared attributable to non-controlling interests included in the consolidated statement of changes in equity represent cash distributions to holders of common and preference units.

        In the year ended December 31, 2019, the board of directors of the Partnership approved and declared cash distributions of $73,090 and of $31,036 for the common units and preference units, respectively, held by non-controlling interests.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture

        The Group participates in the following associates and joint venture:

		% of ownership interest
	Country of incorporation			Nature of relationship	Measurement method	Principal activity
Name		2018	2019
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	20%	20%	Associate	Equity method	Service company
The Cool Pool Limited(3)	Marshall Islands	50%	—	Joint venture	Equity method	Service company

(1)
Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.

(2)
Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure.

(3)
The Cool Pool Limited is the commercial manager of the Cool Pool acting as an agent (Note 1).

        Investment in associates and joint venture consist of the following:

	Associates
	2018	2019
As of January 1,	20,800	20,713
Additions	136	158
Share of profit of associates	1,800	1,627
Dividend declared	(2,023)	(878)

As of December 31,	20,713	21,620

        The additions of $158 relate to the investment in Gastrade (December 31, 2018: $136). On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance ("O&M") services for the FSRU through an O&M agreement which was signed on February 23, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture (Continued)

        Summarized financial information in respect of the associates and the joint venture is set out below:

	Associates		Joint Venture
	2018	2019	2018	2019
Current
Total current assets	20,836	22,749	98,448	—
Total current liabilities	(16,333)	(15,258)	(98,448)	—
Non-current
Total non-current assets	114,459	106,421	—	—
Total non-current liabilities	(90,879)	(82,153)	—	—

Net assets	28,083	31,759	—	—

Group's share	6,939	7,840	—	—

Effect from translation	(47)	(41)	—	—
Goodwill	13,821	13,821	—	—

Investment in associates and joint venture	20,713	21,620	—	—

	Associates			Joint Venture
	2017	2018	2019	2017	2018	2019
Revenues	19,627	23,513	26,294	159,460	346,170	121,434
Profit for the year	4,637	7,040	6,429	—	—	—
Total comprehensive income for the year	4,637	7,040	6,429	—	—	—

Group's share in profit	1,159	1,800	1,627	—	—	—

Dividend declared	(2,759)	(8,091)	(3,510)	—	—	—

Group's share in dividend	690	2,023	878	—	—	—

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction

        The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2018	4,217,866	19,224	4,237,090	166,655
Additions	49,036	4,678	53,714	637,046
Transfer from vessels under construction	642,776	—	642,776	(642,776)
Transfer under "Other non-current assets"	—	—	—	(1,650)
Fully amortized fixed assets	(10,000)	(192)	(10,192)	—

As of December 31, 2018	4,899,678	23,710	4,923,388	159,275

Additions	26,233	1,454	27,687	450,918
Return of capital expenditures	(11,224)	—	(11,224)	—
Transfer from vessels under construction	406,870	—	406,870	(406,870)
Fully amortized fixed assets	(7,209)	—	(7,209)	—

As of December 31, 2019	5,314,348	25,164	5,339,512	203,323

Accumulated depreciation
As of January 1, 2018	460,815	3,709	464,524	—
Depreciation	144,611	863	145,474	—
Fully amortized fixed assets	(10,000)	(192)	(10,192)	—

As of December 31, 2018	595,426	4,380	599,806	—

Depreciation	156,826	875	157,701	—
Impairment loss on vessels	162,149	—	162,149	—
Fully amortized fixed assets	(7,209)	—	(7,209)	—

As of December 31, 2019	907,192	5,255	912,447	—

Net book value
As of December 31, 2018	4,304,252	19,330	4,323,582	159,275

As of December 31, 2019	4,407,156	19,909	4,427,065	203,323

        Vessels with an aggregate carrying amount of $4,407,156 as of December 31, 2019 (December 31, 2018: $4,304,252) have been pledged as collateral under the terms of the Group's loan agreements (Note 13).

        As of December 31, 2019, a number of increasingly strong negative indicators such as the difference between ship broker estimates of the fair market values and the carrying values of the Group's Steam vessels, the lack of liquidity in the market for term employment for Steam vessels and reduced expectations for the estimated rates at which such term employment could be secured, together with the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, prompted the Group to perform an impairment assessment of its vessels in accordance with the

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction (Continued)

Group's accounting policy (Note 2). The recoverable amounts (values in use) for the five Steam vessels owned by the Partnership, i.e. the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and the one Steam vessel owned by GasLog i.e. the Methane Lydon Volney calculated as per above were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $162,149 was recognized in profit or loss in the year ended December 31, 2019, as illustrated below:

	As of and for the year ended December 31, 2019
Vessel	Initial carrying amount	Impairment loss	Net book value (recoverable amount)
Methane Rita Andrea	126,330	(27,300)	99,030
Methane Jane Elizabeth	131,554	(29,476)	102,078
Methane Lydon Volney	132,399	(23,301)	109,098
Methane Alison Victoria	128,229	(31,625)	96,604
Methane Shirley Elisabeth	130,141	(26,709)	103,432
Methane Heather Sally	129,654	(23,738)	105,916

Total	778,307	(162,149)	616,158

        The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the "re-chartering rate") and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $41 per day (December 31, 2018: $58 per day). Increasing/decreasing the average re-chartering rate used by $5 per day would result in an aggregate decrease/increase in the impairment charge of $111,143. The discount rate used for the Steam vessels was 7.25% as of December 31, 2019 (December 31, 2018: 7.1% average). Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $21,969/($23,439), respectively.

        In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to investments in certain of the Partnership's and GasLog's vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services Ltd. and one of the suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Group in respect of the aforementioned enhancements which were not timely delivered or in the correct contractual condition. In accordance with the terms of the interim agreement, $10,451 has been reimbursed to the Group with realized foreign exchange losses of $773 recorded in profit or loss.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction (Continued)

        In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung for the construction of an LNG carrier (174,000 cbm). The vessel (the GasLog Gladstone) was delivered on March 15, 2019.

        In September 2016, GasLog Carriers entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Warsaw) was delivered on July 31, 2019.

Vessels under construction

        As of December 31, 2019, GasLog has the following newbuildings on order at Samsung:

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity (cbm)
Hull No. 2213	January 2018	Q2 2020	180,000
Hull No. 2274	March 2018	Q2 2020	180,000
Hull No. 2262	May 2018	Q3 2020	180,000
Hull No. 2300	August 2018	Q4 2020	174,000
Hull No. 2301	August 2018	Q4 2020	174,000
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

        Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2019, the Group has paid to the shipyard $197,637 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel's keel laying, launching and delivery (Note 23(a)).

        The vessels under construction costs as of December 31, 2018 and 2019 are comprised of:

	As of December 31,
	2018	2019
Progress shipyard installments	152,075	197,637
Onsite supervision costs	5,766	3,879
Critical spare parts, equipment and other vessel delivery expenses	1,434	1,807

Total	159,275	203,323

7. Leases

        On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases of various properties, vessel communication equipment and certain printers which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using a weighted average incremental borrowing rate of 4.8%.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

7. Leases (Continued)

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

        The movements in right-of use assets are reported in the following table:

Right-of-Use Assets	Vessel		Vessel Equipment	Properties	Other	Total
As of January 1, 2019	206,753	(*)	2,630	4,969	19	214,371
Additions	1,001		336	1,080	47	2,464
Depreciation expense	(7,722)		(1,109)	(1,499)	(10)	(10,340)

As of December 31, 2019	200,032		1,857	4,550	56	206,495

*
The balance as of December 31, 2018 represented the vessel held under finance lease and was included in the financial statement line "Vessel held under finance lease", which was renamed to "Right-of-use assets" as of January 1, 2019.

        An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2019	213,374
Additions	1,462
Lease charge (Note 19)	10,506
Payments	(20,412)

As of December 31, 2019	204,930

Lease liability, current portion	9,363
Lease liability, non-current portion	195,567

Total	204,930

        An amount of $106 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2019, which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

8. Cash and Cash Equivalents

        Cash and cash equivalents consist of the following:

	As of December 31,
	2018	2019
Current accounts	220,089	113,655
Time deposits (with original maturities of three months or less)	121,925	149,491
Ship management client accounts	580	601

Total	342,594	263,747

        Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

9. Trade and Other Receivables

        Trade and other receivables consist of the following:

	As of December 31,
	2018	2019
Trade receivables	808	9,463
VAT receivable	1,094	637
Accrued income	9,473	8,274
Insurance claims	1,282	1,400
Other receivables	7,587	5,126

Total	20,244	24,900

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

        As of December 31, 2018 and 2019 no allowance for expected credit losses was recorded.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

10. Other Non-Current Assets

        Other non-current assets consist of the following:

	As of December 31,
	2018	2019
Various guarantees	451	388
Other long-term assets	2,092	1,613
Cash collaterals on swaps	—	22,220

Total	2,543	24,221

        Cash collaterals on swaps represent cash deposited for the Group's interest rate swaps being the difference between their fair value and an agreed threshold.

11. Share Capital

        GasLog's authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

        As of December 31, 2019, the share capital consisted of 80,871,670 issued and outstanding common shares, par value $0.01 per share, 121,456 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding (December 31, 2018: 80,861,246 issued and outstanding common shares, par value $0.01 per share, 131,880 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

11. Share Capital (Continued)

shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Number of preference shares	Share capital	Preference shares	Contributed surplus	Treasury shares
Outstanding as of January 1, 2017	80,561,353	431,773	4,600,000	810	46	966,974	(10,861)
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(55,208)	—
Treasury shares distributed for awards vested or exercised in the year	156,532	(156,532)	—	—	—	—	3,901

Outstanding as of December 31, 2017	80,717,885	275,241	4,600,000	810	46	911,766	(6,960)

Purchase of treasury shares	(2,818)	2,818	—	—	—	—	(62)
Treasury shares distributed for awards vested or exercised in the year	146,179	(146,179)	—	—	—	—	3,756
Equity raising fees	—	—	—	—	—	(395)	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(60,795)	—

Outstanding as of December 31, 2018	80,861,246	131,880	4,600,000	810	46	850,576	(3,266)

Purchase of treasury shares	(212,111)	212,111	—	—	—	—	(3,752)
Treasury shares distributed for awards vested or exercised in the year	222,535	(222,535)	—	—	—	—	4,859
Equity raising fees	—	—	—	—	—	(595)	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(89,310)	—

Outstanding as of December 31, 2019	80,871,670	121,456	4,600,000	810	46	760,671	(2,159)

        The treasury shares were acquired by GasLog in 2014 and 2018 in relation to the settlement of share-based compensation awards (Note 22).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves

        The movements in reserves are reported in the following table:

	Hedging	Employee benefits	Share-based compensation reserve	Total reserves
Balance as of January 1, 2017	(7,177)	(105)	17,442	10,160
Effective portion of changes in fair value of cash flow hedges	2,667	—	—	2,667
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—	—	4,368
Share-based compensation, net of accrued dividend	—	—	4,104	4,104
Settlement of share-based compensation	—	—	(2,952)	(2,952)

Balance as of December 31, 2017	(142)	(105)	18,594	18,347

Retained earnings adjustment(1)	(436)	—	—	(436)

Balance as of January 1, 2018 (restated)	(578)	(105)	18,594	17,911

Effective portion of changes in fair value of cash flow hedges	(258)	—	—	(258)
Share-based compensation, net of accrued dividend	—	—	4,434	4,434
Settlement of share-based compensation	—	—	(3,074)	(3,074)
Actuarial loss	—	(51)	—	(51)

Balance as of December 31, 2018	(836)	(156)	19,954	18,962

Effective portion of changes in fair value of cash flow hedges	(2,933)	—	—	(2,933)
Recycled loss of cash flow hedges reclassified to profit or loss	697	—	—	697
Share-based compensation, net of accrued dividend	—	—	4,794	4,794
Settlement of share-based compensation	—	—	(4,721)	(4,721)

Balance as of December 31, 2019	(3,072)	(156)	20,027	16,799

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018 (Note 2).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves (Continued)

Dividend distributions

        GasLog's dividend distributions for the years ended December 31, 2017, 2018 and 2019 are presented in the following table:

	Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
	February 16, 2017	Common	$0.14	March 16, 2017	11,278
	March 9, 2017	Preference	$0.546875	April 3, 2017	2,516
	May 4, 2017	Common	$0.14	May 25, 2017	11,287
	May 4, 2017	Preference	$0.546875	July 3, 2017	2,516
	August 2, 2017	Common	$0.14	August 24, 2017	11,288
	September 14, 2017	Preference	$0.546875	October 2, 2017	2,516
	November 1, 2017	Common	$0.14	November 22, 2017	11,291
	November 16, 2017	Preference	$0.546875	January 2, 2018	2,516

Total					55,208

	February 15, 2018	Common	$0.14	March 15, 2018	11,300
	March 8, 2018	Preference	$0.546875	April 2, 2018	2,516
	May 3, 2018	Common	$0.15	May 24, 2018	12,120
	May 11, 2018	Preference	$0.546875	July 2, 2018	2,516
	August 1, 2018	Common	$0.15	August 23, 2018	12,122
	September 13, 2018	Preference	$0.546875	October 1, 2018	2,516
	October 31, 2018	Common	$0.15	November 21, 2018	12,126
	November 15, 2018	Preference	$0.546875	January 2, 2019	2,516
	November 28, 2018	Common	$0.40	December 17, 2018	32,342

Total					90,074

	February 13, 2019	Common	$0.15	March 14, 2019	12,129
	March 7, 2019	Preference	$0.546875	April 1, 2019	2,516
	May 2, 2019	Common	$0.15	May 23, 2019	12,129
	May 10, 2019	Preference	$0.546875	July 1, 2019	2,515
	July 31, 2019	Common	$0.15	August 22, 2019	12,129
	September 17, 2019	Preference	$0.546875	October 1, 2019	2,516
	November 5, 2019	Common	$0.15	November 21, 2019	12,129
	November 14, 2019	Preference	$0.546875	January 2, 2020	2,516
	December 14, 2019	Common	$0.38	December 31, 2019	30,731

Total					89,310

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings

        An analysis of the borrowings is as follows:

	As of December 31,
	2018	2019
Amounts due within one year	531,209	268,090
Less: unamortized deferred loan/bond issuance costs	(10,659)	(12,668)

Borrowings, current portion	520,550	255,422

Amounts due after one year	2,344,389	2,930,221
Less: unamortized premium	—	1,457
Less: unamortized deferred loan/bond issuance costs	(36,480)	(39,705)

Borrowings, non-current portion	2,307,909	2,891,973

Total	2,828,459	3,147,395

Bank Loans-secured

Terminated facility:

(a) Citibank N.A., Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas loan

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "Old Partnership Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2018 is $360,000 (December 31, 2017: $382,500) and is repayable in 4 equal quarterly installments of $5,625 each and a final balloon payment of $337,500 payable concurrently with the last quarterly installment in November 2019. In February 2019, the Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (refer to (d) below), in order to refinance such indebtedness. On March 6, 2019, the Partnership used $354,375 drawn down under the new facility to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Old Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss.

Existing facilities:

(a) Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank loan

        On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement provides for four tranches of $412,458, $201,094, $206,115 and $491,690. The facility is also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and June 24, 2016, $162,967 was drawn down on each date with respect to the deliveries of the GasLog Greece and the GasLog Glasgow, on September 26, 2016 and October 25, 2016, $160,697 was drawn down on each date with respect to the deliveries of the GasLog Geneva and the GasLog Gibraltar, on January 2, 2018 and March 14, 2018, $166,210 was drawn on each date with respect to the deliveries of the GasLog Houston and the GasLog Hong Kong, while on March 23, 2018 and March 11, 2019, $165,805 was drawn down on each date with respect to the deliveries of the GasLog Genoa and the GasLog Gladstone. The aggregate balance outstanding under the loan facility as of December 31, 2019 was $1,103,442 (December 31, 2018: $1,024,655). Amounts drawn bear interest at LIBOR plus a margin. The vessel-owning entities that made the drawdowns are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2019.

        As of December 31, 2019, commitment, arrangement, coordination, agency, bookrunner and legal fees for obtaining the undrawn portion of the financing were netted off debt on the respective drawdown dates (December 31, 2018: $4,526 were classified under Deferred financing costs in the statements of financial position).

(b) ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited loan

        On February 18, 2016, GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into a credit agreement to refinance the debt maturities that were scheduled to become due in 2016 and 2017 (the "Five Vessel Refinancing"). The Five Vessel Refinancing comprises a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche facility of up to $180,000. The vessels covered by the Five Vessel Refinancing are the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

        On April 5, 2016, $395,450 and $179,750 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to partially refinance $644,000 of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd.. The balance of $68,800 was paid from available cash. Following the decrease in the aggregate available amount by $1,300, the senior tranche facility provides for four advances of $72,288 each and a fifth advance of $106,298. The first four advances shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates while the fifth advance shall be repaid in 17 quarterly equal installments commencing 12 months after the relevant drawdown date, with a balloon payment together with the final installments. The junior tranche facility provides for four advances of $29,958 each and a fifth advance of $59,918. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates.

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

        The aggregate balance outstanding under the senior tranche as of December 31, 2019 is $289,709 (December 31, 2018: $321,439). Amounts drawn bear interest at LIBOR plus a margin. The five vessel-owning entities that made the drawdowns are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2019.

(c) Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. loan

        On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into a credit agreement with a number of international banks (the "Legacy Facility Refinancing") to refinance the existing indebtedness on eight of GasLog's on-the-water vessels of up to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

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
For the years ended December 31, 2017, 2018 and 2019
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

        The balance outstanding as of December 31, 2019 of $775,000 under the term loan facility shall be repaid in three semi-annual installments of $29,167 each and a balloon repayment of $687,500 five years after drawdown (December 31, 2018: $833,333). The outstanding balance under the revolving credit facility as of December 31, 2019 was $0, while the available amount of $100,000 can be drawn and repaid at any time until January 2021 and July 2021, respectively. The aforementioned vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 and are in compliance as of December 31, 2019.

(d) Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch

        On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility of up to $450,000 (the "2019 Partnership Facility") for the purpose of refinancing in full the Old Partnership Facility described above. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

        The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt under the Old Partnership Facility, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility. The aggregate balance outstanding as of December 31, 2019 is $425,949.

(e) ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited ("OCBC")

        On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and OCBC, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the "GasLog Warsaw Facility"). The agreement provides for a single tranche of $129,500 that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1,619 each and a final balloon payment of $84,175 payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2019 is $127,881.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Undrawn facility:

(a) Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank, The Korea Development Bank and KB Kookmin Bank

        On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement (the "7xNB Facility") with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by KEXIM and K-Sure, who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052,791 partially finances the delivery of seven newbuildings scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176,547, $174,787, $356,671 and $344,786. The facility will be also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall combine to be repaid in 24 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 12-year profile. Each drawing under the fourth tranche shall be repaid in a single bullet seven years after the actual delivery of the relevant vessel.

        As of December 31, 2019, commitment, underwriting and legal fees of $11,592 for obtaining the undrawn portion of the financing are classified under Deferred financing costs in the statement of financial position and will be netted off debt on the respective drawdown dates.

Securities covenants and guarantees

        The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge or negative pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings and insurance related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the 2019 Partnership Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the Five Vessel Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and the Methane Becki Anne and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, obligations under the Legacy Facility Refinancing are guaranteed by GasLog, by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Seattle and the Solaris and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, obligations under the debt agreement entered into in October 2015 are guaranteed by GasLog, the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva, the GasLog Glasgow and the GasLog Gibraltar and by GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, while obligations under the GasLog Warsaw debt agreement and the 7xNB Facility are guaranteed by GasLog and GasLog

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Carriers Ltd.. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance (with respect to each individual vessel in the debt financing agreement entered into in October 2015 and the 7xNB Facility, below 115% of the outstanding principal balance of that vessel for the first two years after each drawdown and below 120% at any time thereafter). The Group was in compliance with the required minimum security coverage as of December 31, 2019.

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

        On June 27, 2016, GasLog also completed the issuance of NOK 750,000 (equivalent to $90,150) of new senior unsecured bonds (the "NOK 2021 Bonds") in the Norwegian bond market. The NOK 2021 Bonds were due to mature in May 2021 and have a coupon of 6.9% over three-month Norwegian Interbank Offered Rate ("NIBOR"). On November 27, 2019, GasLog repurchased and cancelled NOK 316,000 of the outstanding NOK 2021 Bonds at a price of 104.75% of par value, resulting in a loss of $1,644.

        The NOK 2021 Bonds bear interest at NIBOR plus margin. Interest payments are made in arrears on a quarterly basis. GasLog may redeem the NOK 2021 Bonds in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.0% of par plus accrued interest on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.50% of par plus accrued interest on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.0% of par plus accrued interests on redeemed amount. Subsequently, on January 31, 2020, GasLog repurchased and cancelled the outstanding NOK 2021 Bonds, at a price of 104% of par value.

        On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of 8.875% senior unsecured notes due in 2022 (the "8.875% Senior Notes") at a public offering price of 100% of the principal amount. On May 16, 2019, GasLog closed a follow-on issue of $75,000 aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76,875, including a $1,875 premium. The carrying

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of December 31, 2019, was $322,938 (December 31, 2018: $246,760). In addition, GasLog paid $10,000 for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value, resulting in a loss of $475. The exchange was completed in January 2020.

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

        On November 27, 2019, GasLog completed the issuance of NOK 900,000 (equivalent to $98,550) of new senior unsecured bonds (the "NOK 2024 Bonds") in the Norwegian bond market. The NOK 2024 Bonds will mature in November 2024 and bear interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. GasLog may redeem the aforementioned bond in whole or in part as from May 2024 at 101% of par plus accrued interests on the redeemed amount.

        The carrying amount under the NOK 2021 Bonds and the NOK 2024 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2019 was $149,433 (carrying amount under the NOK 2021 Bonds as of December 31, 2018: $85,231) while their fair value was $157,383 based on a USD/NOK exchange rate of 0.1134 as of December 31, 2019 (December 31, 2018: $91,664, based on a USD/NOK exchange rate of 0.1149).

Corporate guarantor financial covenants

  GasLog Partners' financial covenants

        GasLog Partners as corporate guarantor for the 2019 Partnership Facility and the Five Vessel Refinancing is subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

  (i)
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

  (ii)
  total indebtedness divided by total assets must be less than 65.0%;

  (iii)
  the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

        The 2019 Partnership Facility and the Five Vessel Refinancing also impose certain restrictions relating to GasLog Partners, including restrictions that limit its ability to make any substantial change in the nature of its business or to change the corporate structure without approval from the lenders.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

        Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2019.

  GasLog's financial covenants

        GasLog, as corporate guarantor for the loan facilities (except for the 2019 Partnership Facility) and NOK 2024 Bonds, is subject to specified financial covenants on a consolidated basis.

        The financial covenants include the following:

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  (ii)
  total indebtedness divided by total assets must not exceed 75.0%;

  (iii)
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75,000;

  (iv)
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110,000;

  (v)
  the Group's market value adjusted net worth must at all times be not less than $350,000; and

  (vi)
  GasLog is permitted to declare or pay any dividends, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

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

        In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of the Group's shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group's shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group's shareholders (items (i), (ii) and (iii) collectively referred to as the "Distributions") that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group's cash and cash equivalents and short-term investments exceed $150,000, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

        GasLog, as corporate guarantor for the NOK 2021 Bonds and the 8.875% Senior Notes, is subject to specified financial covenants on a consolidated basis.

        The financial covenants include the following:

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

  (ii)
  total indebtedness divided by total assets (total indebtedness plus total equity in the case of the 8.875% Senior Notes) must not exceed 75.0%;

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the respective credit facilities and the GasLog guarantees (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0% (100.0% in relation to the 8.875% Senior Notes);

  (iv)
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $50,000 after the first drawdown (must be not less than the higher of 2.5% of total indebtedness or $35,000 in relation to the 8.875% Senior Notes); and

  (v)
  the Group's market value adjusted net worth must at all times be not less than $350,000 ($300,000 in relation to the 8.875% Senior Notes).

        GasLog as issuer of the NOK 2021 Bonds is required to comply with the financial covenants listed above. Also, under the NOK 2021 Bonds GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2019, 2020 and 2021 of $1.20/share provided that GasLog can demonstrate by delivering a compliance certificate to the trustee of the NOK 2021 Bonds that no event of default is continuing or would result from such Distributions.

        Compliance with the loan financial covenants is required on a semi-annual basis while compliance with the NOK 2021 Bonds, the NOK 2024 Bonds and the 8.875% Senior Notes covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2019.

Debt Repayment Schedule

        The maturity table below reflects the principal repayments of the loans, the NOK 2021 Bonds, the NOK 2024 Bonds and the 8.875% Senior Notes outstanding as of December 31, 2019 based on the repayment schedule of the respective loan facilities (as described above):

As of December 31, 2019
Not later than one year	268,090
Later than one year and not later than three years	1,557,232
Later than three years and not later than five years	638,491
Later than five years	734,498

Total	3,198,311

        The weighted average interest rate for the outstanding loan facilities for the year ended December 31, 2019 was 5.05% (December 31, 2018: 4.84%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 26).

        After excluding the unamortized deferred loan issuance costs the carrying amount of the Group's bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

14. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2018	2019
Unearned revenue	38,680	48,183
Accrued off-hire	7,376	6,968
Accrued purchases	18,578	9,759
Accrued interest	38,107	36,746
Other accruals	24,709	34,586

Total	127,450	136,242

        The unearned revenue represents charter hires received in advance in December 2019 relating to the hire period of January 2020 for 22 vessels (December 2018: 17 vessels).

15. Vessel Operating and Supervision Costs

        An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2017	2018	2019
Crew wages and vessel management employee costs	72,652	79,624	80,713
Technical maintenance expenses	28,736	28,694	37,653
Other vessel operating expenses	21,098	19,766	21,296

Total	122,486	128,084	139,662

16. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2017	2018	2019
Brokers' commissions on revenue	6,456	7,555	7,527
Bunkers' consumption and other voyage expenses	8,948	12,819	16,245

Total	15,404	20,374	23,772

        Bunkers' consumption and other voyage expenses represents mainly bunkers consumed during vessels' unemployment and off-hire.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

17. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2017	2018	2019
Employee costs*	18,789	20,980	24,863
Share-based compensation (Note 22)	4,565	5,216	5,107
Other expenses	16,496	15,797	17,415

Total	39,850	41,993	47,385

*
Employee costs include restructuring costs of $3,975 pursuant to management's decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office.

18. Revenues from Contracts with Customers

        The Group has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2017	2018	2019
Revenues from fixed rate time charters	485,961	515,324	558,266
Revenues from variable rate time charters	—	—	64,334
Revenues from The Cool Pool Limited (GasLog vessels)	38,046	102,253	45,253
Revenues from vessel management services	1,222	767	784

Total	525,229	618,344	668,637

        Revenues from The Cool Pool Limited relate only to the pool revenues received from GasLog's vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of ($4,264) for the year ended December 31, 2019 ($17,818 for the year ended December 31, 2018 and $7,254 for the year ended December 31, 2017), which is recorded as a separate line item in the Profit or Loss Statement.

        Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

19. Financial Income and Costs

        An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2017	2018	2019
Financial Income
Interest income	2,650	4,784	5,318

Total financial income	2,650	4,784	5,318

Financial Costs
Amortization and write-off of deferred loan/bond issuance costs/premium	12,398	12,593	14,154
Interest expense on loans and realized loss on cash flow hedges	85,813	111,600	122,819
Interest expense on bonds and realized loss on CCSs	27,085	30,029	34,607
Lease charge	10,875	10,520	10,506
Loss arising on bond repurchases at a premium (Note 13)	1,459	—	2,119
Other financial costs, including unrealized foreign exchange losses on cash and bonds	1,551	1,885	6,276

Total financial costs	139,181	166,627	190,481

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions

        The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	As of December 31,
	2018	2019
Dividends receivable from associate (Note 5)	885	450
Due from The Cool Pool Limited	32,397	—
Other receivables	113	123

Total	33,395	573

        On June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of the Cool Pool Limited (Note 1). As of December 31, 2019, the receivable balance from the Cool Pool is nil.

Current Liabilities

	As of December 31,
	2018	2019
Ship management creditors	268	328
Amounts due to related parties	169	200

        Ship management creditors' liability is comprised of cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group's management.

        Amounts due to related parties of $200 (December 31, 2018: $169) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions (Continued)

        The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2017, 2018 and 2019:

	Company	Details	Statement of income account	2017	2018	2019
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	(752)	(703)	(703)
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	842	934	411
(b)	Nea Dimitra Property	Office rent	Financial costs/Depreciation	—	—	642
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	1	—	1
(c)	Seres S.A.	Catering services	General and administrative expenses	281	372	361
(c)	Seres S.A.	Consultancy services	General and administrative expenses	68	56	55
(d)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	111	—	284
(e)	Ceres Monaco S.A.M.	Professional services	General and administrative expenses	159	144	144
(e)	Ceres Monaco S.A.M.	Travel expenses	General and administrative expenses	—	—	13
(f)	A.S. Papadimitriou and Partners Law Firm	Professional services	General and administrative expenses	15	4	—
(g)	The Cool Pool Limited	Pool gross revenues	Revenues	(38,046)	(102,253)	(45,253)
(g)	The Cool Pool Limited	Pool gross bunkers	Voyage expenses and commissions	8,475	8,908	7,255
(g)	The Cool Pool Limited	Pool other voyage expenses	Voyage expenses and commissions	647	1,246	831
(g)	The Cool Pool Limited	Adjustment for net pool allocation	Net pool allocation	(7,254)	(17,818)	4,264
(h)	Ceres Shipping Ltd.	Travel expenses	General and administrative expenses	—	38	—
(h)	Ceres Shipping Ltd.	Professional services	General and administrative expenses	—	—	10

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

(f)
A.S. Papadimitriou and Partners Law Firm, an entity controlled by one of our directors, provided legal services in relation to the legal due diligence process of our investment in Gastrade. For the year ended December 31, 2019, no amount was recognized in general and administrative expenses. (December 31, 2018: $4).

(g)
GasLog recognized gross revenues and total voyage expenses of $45,253 and $ 8,086, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2019 (December 31, 2018: $102,253 and $10,154, respectively). The aforementioned pool results were adjusted by a net loss of $4,264 (2018: net gain of $17,818) to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.

(h)
Ceres Shipping Ltd., an entity controlled by the Livanos family, requested reimbursement of professional expenses provided during the year.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions (Continued)

Compensation of key management personnel

        The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2017	2018	2019
Remuneration	7,603	7,011	7,536
Short-term benefits	106	136	172
Expense recognized in respect of share-based compensation	1,821	1,992	2,044

Total	9,530	9,139	9,752

22. Share-Based Compensation

Omnibus Incentive Compensation Plan

        GasLog has granted to executives, managers and certain employees of the Group, Restricted Stock Units ("RSUs") and Stock Appreciation Rights or Stock Options (collectively, the "SARs") in accordance with its 2013 Omnibus Incentive Compensation Plan (the "Plan"). The RSUs vest three years after the grant dates while the SARs vest incrementally with one-third of the SARs vesting on each of the three anniversaries of the grant dates. The compensation cost for the SARs is recognized on an accelerated basis as though each separate vesting portion of the SARs is a separate award. Prior to the exercise date the holders of the awards have no voting rights.

        On April 1, 2019, GasLog granted to executives, managers and certain employees of the Group 98,613 RSUs and 299,322 SARs in accordance with the Plan. The RSUs will vest on April 1, 2022 while the SARs will vest incrementally with the one-third of the SARs vesting on each of April 1, 2020, 2021 and 2022.

        On August 20, 2019, GasLog granted to its executives an additional 7,410 RSUs and 27,132 SARs in accordance with the Plan. The RSUs will vest on August 20, 2022, while the SARs will vest incrementally with one-third of the SARs vesting on each of August 20, 2020, 2021 and 2022.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

        The details of the outstanding awards as of December 31, 2019 are presented in the following table:

Awards	Number	Grant date	Expiry date	Exercise price*	Fair value at grant date
SARs	211,229	May 17, 2013	April 29, 2023	$12.48	$2.3753
SARs	265,962	April 1, 2014	March 31, 2024	$23.22	$6.0035
SARs	283,192	April 1, 2015	March 31, 2025	$18.70	$5.6352
SARs	740,963	April 1, 2016	March 31, 2026	$8.50	$2.3263
RSUs	134,537	April 3, 2017	n/a	n/a	$15.55
SARs	420,632	April 3, 2017	April 3, 2027	$14.77	$5.0021
RSUs	134,452	April 2, 2018	n/a	n/a	$16.30
SARs	401,946	April 2, 2018	April 2, 2028	$15.52	$5.3000
RSUs	90,763	April 1, 2019	n/a	n/a	$17.79
SARs	279,117	April 1, 2019	April 1, 2029	$17.41	$5.8612
RSUs	7,410	August 20, 2019	n/a	n/a	$12.34
SARs	27,132	August 20, 2019	August 20, 2029	$11.96	$3.37

*
The exercise prices were decreased by $0.40 and/or $0.38 to reflect the effect from the distribution of the special dividends declared on November 28, 2018 and December 14, 2019, respectively.

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

Inputs into the model	2013	2014	2015	2016	2017	2018	2019	2019
Grant date share closing price	$13.26	$24.00	$19.48	$9.28	$15.55	$16.30	$17.79	$12.34
Exercise price*	$12.48	$23.22	$18.70	$8.50	$14.77	$15.52	$17.41	$11.96
Expected volatility	29.31%	29.42%	39.3%	47.3%	46.0%	44.5%	45.03%	45.8%
Expected term	6 years	6 years	6 years	6 years	6 years	6 years	6 years	6 years
Risk-free interest rate for the period similar to the expected term	1.08%	2.03%	1.48%	1.37%	1.99%	2.61%	2.35%	1.47%

*
The exercise prices were decreased by $0.40 and/or $0.38 to reflect the effect from the distribution of the special dividends declared on November 28, 2018 and December 14, 2019, respectively.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

        The fair value of the RSUs was determined by using the grant date closing price and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs

        The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2018	425,702	—	—	1.39	5,636
Granted during the year	149,786	—	—	—	2,441
Vested during the year	(86,136)	—	—	—	(1,655)
Forfeited during the year	(1,179)	—	—	—	(14)

Outstanding as of December 31, 2018	488,173	—	—	1.13	6,408

Granted during the year	106,023	—	—	—	1,845
Vested during the year	(207,819)	—	—	—	(1,943)
Forfeited during the year	(19,215)	—	—	—	(322)

Outstanding as of December 31, 2019	367,162	—	—	1.16	5,988

SARs
Outstanding as of January 1, 2018	2,031,279	14.59	—	7.68	7,874
Granted during the year	416,458	—	—	—	2,207
Exercised during the year	(60,043)	11.93	20.71	—	(158)
Forfeited during the year	(3,333)	—	—	—	(12)
Expired during the year	(12,198)	—	—	—	(72)

Outstanding as of December 31, 2018	2,372,163	14.51	—	7.17	9,839

Granted during the year	326,454	—	—	—	1,845
Exercised during the year	(15,774)	8.88	11.25	—	(37)
Forfeited during the year	(36,198)	—	—	—	(202)
Expired during the year	(16,472)	—	—	—	(78)

Outstanding as of December 31, 2019	2,630,173	14.46	—	6.53	11,367

        As of December 31, 2019, 1,919,089 SARs have vested but not been exercised.

        GasLog Partners has granted to its executives Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") in accordance with its 2015 Long-Term Incentive Plan (the "GasLog Partners' Plan"). The RCUs and PCUs will vest three years after the grant dates subject to the recipients' continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return ("TUR") achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

        The details of the outstanding awards as of December 31, 2019 are presented in the following table:

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85
RCUs	24,608	April 2, 2018	n/a	$23.40
PCUs	24,608	April 2, 2018	n/a	$23.40
RCUs	26,308	April 1, 2019	n/a	$22.99
PCUs	26,308	April 1, 2019	n/a	$22.99

        In accordance with the terms of the GasLog Partners' Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners' Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value of the RCUs and PCUs was determined by using the grant date closing price and was not further adjusted since the holders are entitled to cash distributions.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

Movement in RCUs and PCUs

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

PCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

        The total expense recognized in respect of share-based compensation for the year ended December 31, 2019 was $5,107 (December 31, 2018: $5,216 and December 31, 2017: $4,565). The total accrued cash distribution as of December 31, 2019 is $1,176 (December 31, 2018: $1,265).

23. Commitments

        (a)   Commitments relating to the vessels under construction (Note 6) on December 31, 2019 payable to Samsung were as follows:

As of December 31, 2019
Not later than one year	801,845
Later than one year and not later than three years	311,190

Total	1,113,035

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

        (b)   Future gross minimum lease payments in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 7) as of December 31, 2019 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

As of December 31, 2019
Not later than one year	408,143
Later than one year and not later than two years	315,597
Later than two years and not later than three years	283,906
Later than three years and not later than four years	264,042
Later than four years and not later than five years	211,908
Later than five years	554,508

Total	2,038,104

        Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction as of December 31, 2019 (Note 6). For these vessels, the following charter party agreements have been signed:

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

  •
  In March 2019, GAS-thirty one Ltd., signed an agreement with the principal LNG shipping entity of JERA Co., Inc ("JERA"), for its newbuilding Hull No. 2274 to be chartered to JERA upon delivery in 2020 for an initial term of 12 years.

        (c)   Related to the acquisition of six vessels from a subsidiary of BG Group plc in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value of $660 have been purchased and paid as of December 31, 2019 and are included in Tangible fixed assets (Note 6). The remaining spares are expected to be acquired before March 31, 2020.

        (d)   On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it has access to all long lead items ("LLIs") necessary for the conversion of a GasLog LNG carrier vessel into an FSRU whereby such conversion work would be undertaken by Keppel Shipyard Limited ("Keppel"). GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion, or, if the LLIs have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 85% of the original cost, or GasLog may call for the purchase of such LLIs at 115% of the original cost. Following the expiration of the arrangement, GasLog has agreed to pay $17,625 for the acquisition of these LLIs in February 2020 (Note 30).

        (e)   In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        (f)    In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of twenty of GasLog's vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years.

        (g)   Other Guarantees:

        As of December 31, 2019, GasLog LNG Services Ltd. has provided bank guarantees as follows:

  •
  Up to $250 to third parties relating to the satisfactory performance of its ship management activities;

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

Market risk

        Interest rate risk:    The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group's results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2019, the Group has economically hedged 44.22% of its variable rate interest exposure relating to its existing loan facilities and the bonds by swapping the variable rate to a fixed rate (December 31, 2018: 47.92%).

        The aggregate principal amount of our outstanding floating rate debt as of December 31, 2019 was $1,600,408. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 10 basis points would increase the interest expense on the un-hedged portion of the Group's loans by approximately $1,530 (December 31, 2018: $1,395 and December 31, 2017: $1,264).

        Interest rate sensitivity analysis:    The fair value of the interest rate swaps as of December 31, 2019 was estimated as a net liability of $49,873 (December 31, 2018: net asset of $5,992).

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2019, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to $6,285 (December 31, 2018: $7,351 and December 31, 2017: $4,416) affecting loss/(gain) on swaps in the respective periods.

        Other price risk:    The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group's investment in associate. Therefore, management might conclude that impairment is necessary in the future.

        Currency risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group's subsidiaries' functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in EUR. Specifically, for the year ended December 31, 2019, approximately $113,804 of the operating and administrative expenses were denominated in EUR (December 31, 2018: $116,252 and December 31, 2017: $87,400). As of December 31, 2019, approximately $27,766 of the Group's outstanding trade payables and accruals were denominated in EUR (December 31, 2018: $21,177).

        The Group has entered into CCSs (Note 26) to hedge its currency exposure from the NOK 2021 Bonds, the NOK 2024 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR, GBP, SGD and JPY. In addition, management monitors exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group's sensitivity to changes

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group's profit and cash flows during the year ended December 31, 2019 by $11,380, based upon its expenses during the year (December 31, 2018: $11,625 and December 31, 2017: $8,740).

        Interest rate risk on NOK 2024 Bonds (cash flow hedge):    The Group uses approved instruments such as CCSs, in order to reduce the variability of the cash flows associated with the functional currency equivalent interest and principal of the NOK 2024 Bonds as well as changes in the cash flows associated with changes in the currency rates and is therefore exposed to the following interest rate benchmarks within its hedge accounting relationship, which are subject to interest rate benchmark reform: USD LIBOR and NIBOR (collectively "IBORs").

        The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators (including the Financial Conduct Authority ("FCA") and the US Commodity Futures Trading Commission) regarding the transition away from IBORs to the Secured Overnight Financing Rate ("SOFR") and the Norwegian Overnight Weighted Average ("NOWA") respectively. The FCA has made clear that, at the end of 2021, it will no longer seek to persuade or compel banks to submit LIBOR estimates.

        The Group believes that all areas potentially impacted (including borrowings, derivative financial instruments etc.) have been identified.

        The Group's NOK 2024 Bonds agreement includes fall back provisions for a case of cessation of the referenced benchmark interest rate. Specifically, it states that in the case that the interest rate referenced IBOR is no longer available, the interest rate will be set by the bond trustee in consultation with the issuer to: (i) any relevant replacement reference rate generally accepted in the market; or (ii) such interest rate that best reflects the interest rate for deposits in the bond currency offered for the relevant interest period. In each case, if any such rate is below zero, the reference rate will be deemed to be zero.

        For the Group's CCSs, the International Swaps and Derivatives Association's ("ISDA") fall back clauses were made available at the end of 2019. These clauses or similar language has been inserted into a number of ISDA agreements across the Group and all outstanding agreements will be considered on a case by case basis with its counterparty.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

        Below are details of the hedging instruments and hedged item in scope of the IFRS 9/IAS 39 amendments due to interest rate benchmark reform, by hedge type. The terms of the hedged item match those of the corresponding hedging instruments.

Hedge type	Instrument type	Counterparty	Maturing in	Notional amount	Hedged item
Cash flow hedges	Receive 3-month NIBOR, pay 3-month USD LIBOR floating CCS	DNB	Nov 2024	$32,850	NOK 2024 Bonds of the same maturity and notional of the CCSs.
	Receive 3-month NIBOR, pay 3-month USD LIBOR floating CCS	SEB	Nov 2024	$32,850
	Receive 3-month NIBOR, pay 3-month USD LIBOR floating CCS	Nordea	Nov 2024	$32,850

			Total	$98,550

        The Group will continue to apply the amendments to IFRS 9/IAS 39 until the uncertainty arising from the interest rate benchmark reforms with respect to the timing and the amount of the underlying cash flows that the Group is exposed ends. The Group has assumed that this uncertainty will not end until the Group's contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate and relevant spread adjustment.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Group's loans at the end of each year presented.

	Weighted average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2018
Trade and other accounts payable		$11,627	58	205	—	—	11,890
Amounts due to related parties		169	—	—	—	—	169
Other payables and accruals*		31,835	52,782	2,200	—	—	86,817
Other non-current liabilities*		—	—	—	637	1,059	1,696
Variable interest loans	4.68%	44,041	37,047	531,292	1,624,313	706,009	2,942,702
Bonds		—	7,526	22,513	397,366	—	427,405
Finance lease liability		1,516	2,885	13,448	71,443	217,544	306,836

Total		$89,188	100,298	569,658	2,093,759	924,612	3,777,515

December 31, 2019
Trade and other accounts payable		$24,306	3,203	106	—	—	27,615
Amounts due to related parties		200	—	—	—	—	200
Other payables and accruals*		31,036	49,548	5,210	—	—	85,794
Other non-current liabilities		—	—	—	551	1,174	1,725
Variable interest loans	4.10%	45,591	44,867	208,217	2,004,266	807,894	3,110,835
Bonds		49,233	9,369	28,060	496,780	—	583,442
Lease liabilities		1,738	3,379	14,292	75,823	200,890	296,122

Total		$152,104	110,366	255,885	2,577,420	1,009,958	4,105,733

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2018
Interest rate swaps	(161)	(442)	(5,546)	(235)	(2,120)	(8,504)
Cross currency swaps	—	108	407	914	—	1,429
Forward foreign exchange contracts	250	474	715	—	—	1,439

Total	89	140	(4,424)	679	(2,120)	(5,636)

December 31, 2019
Interest rate swaps	7	52	5,364	42,016	5,049	52,488
Cross currency swaps	—	22	(26)	(3,590)	—	(3,594)
Forward foreign exchange contracts	(48)	(101)	(768)	—	—	(917)

Total	(41)	(27)	4,570	38,426	5,049	47,977

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

	As of December 31,
	2018	2019
Cash and cash equivalents	342,594	263,747
Short-term investments	25,000	4,500
Trade and other receivables	20,244	24,900
Dividends receivable and other amounts due from related parties	33,395	573
Derivative financial instruments	15,188	4,001

        For the year ended December 31, 2019, 70.0% of the Group's revenue was earned from Shell (December 31, 2018 and December 31, 2017, 74.2% and 92.6%, respectively) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group's counterparties. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2019. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group's maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group's counterparties.

        The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

        The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is calculated as follows:

	As of December 31,
	2018	2019
Borrowings, current portion	520,550	255,422
Borrowings, non-current portion	2,307,909	2,891,973
Lease liabilities, current portion	6,675	9,363
Lease liabilities, non-current portion	199,424	195,567

Total debt	3,034,558	3,352,325
Total equity	1,983,122	1,649,853

Total debt and equity	5,017,680	5,002,178

Gearing ratio	60.48%	67.01%

26. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2018	2019
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	15,188	18
Forward foreign exchange contracts	—	389
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	3,594

Total	15,188	4,001

Derivative financial instruments, current assets	6,222	429
Derivative financial instruments, non-current assets	8,966	3,572

Total	15,188	4,001

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2018	2019
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,196	49,891
Forward foreign exchange contracts	1,467	41
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	1,429	—

Total	12,092	49,932

Derivative financial instruments, current liability	2,091	8,095
Derivative financial instruments, non-current liability	10,001	41,837

Total	12,092	49,932

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

Interest rate swaps designated as cash flow hedging instruments

        As of December 31, 2018 and 2019, there are no interest rate swaps designated as cash flow hedging instruments for accounting purposes.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	December 31, 2019
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA ("DNB")	July 2016	July 2016	January 2019	1.784%	73,333	N/A
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank plc ("HSBC")	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland ("Nordea")	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB ("SEB")	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV ("ABN")	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog(1)	Nordea	May 2018	July 2020	July 2026	3.070%	N/A	N/A
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog(1)	SEB	May 2018	July 2020	July 2024	3.025%	N/A	N/A
GasLog	SEB	May 2018	Apr 2018	July 2025	2.300%	50,000	50,000
GasLog(1)	DNB	May 2018	July 2020	July 2024	3.056%	N/A	N/A
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	Apr 2018	July 2024	2.475%	33,333	33,333
GasLog	HSBC	May 2018	Apr 2018	July 2025	2.550%	33,333	33,333
GasLog(1)	Citibank Europe Plc. ("CITI")	May 2018	July 2020	July 2024	3.082%	N/A	N/A
GasLog(1)	CITI	May 2018	July 2021	July 2025	3.095%	N/A	N/A
GasLog	SEB	December 2018	October 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	December 2018	October 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	December 2018	January 2019	July 2025	2.685%	N/A	73,333
GasLog(2)	SEB	December 2018	July 2020	July 2024	2.958%	N/A	N/A
GasLog(2)	Nordea	December 2018	July 2020	July 2024	2.937%	N/A	N/A
GasLog(2)	DNB	December 2018	April 2020	April 2025	2.979%	N/A	N/A

					Total	1,170,000	1,170,000

(1)
In May 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $250,000, with effective dates in July 2020 and July 2021, maturing between 2024 and 2026.

(2)
In December 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $210,000, with effective dates in April and July 2020, maturing between 2024 and 2025.

        The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2019 amounted to a net loss of $55,865 (December 31, 2018: $4,333 net loss, December 31, 2017: $8,529 net gain), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

During the year ended December 31, 2019, the net loss of $55,865 derived from changes in the LIBOR curve.

Cross currency swap agreements

        The Group entered into CCSs which converted the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity with respect to the NOK 2021 Bonds and maintains CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a floating interest rate and principal on maturity with respect to NOK 2024 Bonds, in order to hedge the Group's exposure to fluctuations deriving from Norwegian Krone ("NOK").

        The CCSs are designated as cash flow hedging instruments for accounting purposes.

        The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	December 31, 2019
GasLog(1)	DNB	June 2016	June 2016	Dec 2019	8.59%	30,050	—
GasLog(1)	SEB	June 2016	June 2016	Dec 2019	8.59%	30,050	—
GasLog(1)	Nordea	June 2016	June 2016	Dec 2019	8.59%	30,050	—
GasLog(2)	DNB	Nov 2019	Nov 2019	Nov 2024	floating	—	32,850
GasLog(2)	SEB	Nov 2019	Nov 2019	Nov 2024	floating	—	32,850
GasLog(2)	Nordea	Nov 2019	Nov 2019	Nov 2024	floating	—	32,850

					Total	90,150	98,550

(1)
On November 27, 2019, the Group decreased the notional amount of the three CCSs by paying their fair value on that date. On December 23, 2019, the Group terminated these CCSs while their fair value was paid on January 31, 2020 together with the NOK 2021 Bonds final repayment. The cumulative loss of $697 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2019.

(2)
On November 27, 2019, in conjunction with the issuance of the NOK 2024 Bonds, the Group entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds.

        For the year ended December 31, 2019, the effective portion of changes in the fair value of CCSs amounting to a loss of $3,215 has been recognized in Other comprehensive income (December 31, 2018: $5,543 loss, December 31, 2017: $7,291 gain). For the year ended December 31, 2019, a loss of $607 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2018: $454 loss, December 31, 2017: $398 loss). Additionally, for the year ended December 31, 2019, a loss of $325 was recognized in Other comprehensive income in relation to the retranslation of the NOK 2021 Bonds in U.S. dollars as of December 31, 2019 (December 31, 2018: $4,831 gain, December 31, 2017: $5,022 loss).

Forward foreign exchange contracts

        The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling ("GBP"), Euros ("EUR"), Singapore dollars ("SGD") and Japanese Yen ("JPY"). Under these forward foreign exchange contracts, the bank counterparty will

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

effect fixed payments in GBP or EUR or SGD or JPY to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	ABN	August 2019	1	January 2020	1.2206	£500
GasLog	ABN	August 2019	1	February 2020	1.2219	£500
GasLog	ABN	August 2019	1	March 2020	1.2231	£500
GasLog	ABN	August 2019	1	April 2020	1.2246	£500
GasLog	ABN	August 2019	1	May 2020	1.2257	£500
GasLog	ABN	August 2019	1	June 2020	1.2272	£500

					Total	£3,000

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	SEB	August 2019	1	January 2020	1.1235	€3,000
GasLog	SEB	August 2019	1	February 2020	1.1260	€3,000
GasLog	SEB	August 2019	1	March 2020	1.1283	€3,000
GasLog	Citibank	August 2019	1	April 2020	1.1311	€1,000
GasLog	Citibank	August 2019	1	May 2020	1.1333	€1,000
GasLog	Citibank	August 2019	1	June 2020	1.1358	€1,000
GasLog	ABN	November 2019	1	January 2020	1.1220	€1,000
GasLog	ABN	November 2019	1	February 2020	1.1241	€1,000
GasLog	ABN	November 2019	1	March 2020	1.1262	€1,000
GasLog	ABN	November 2019	1	April 2020	1.1283	€1,000
GasLog	ABN	November 2019	1	May 2020	1.1305	€1,000
GasLog	ABN	November 2019	1	June 2020	1.1326	€1,000
GasLog	ABN	November 2019	1	July 2020	1.1347	€1,000
GasLog	ABN	November 2019	1	August 2020	1.1367	€1,000
GasLog	ABN	November 2019	1	September 2020	1.1389	€1,000
GasLog	ABN	November 2019	1	October 2020	1.1410	€1,000
GasLog	ABN	November 2019	1	November 2020	1.1431	€1,000
GasLog	ABN	November 2019	1	December 2020	1.1452	€1,000
GasLog	Citibank	November 2019	1	January 2020	1.1215	€1,000
GasLog	Citibank	November 2019	1	February 2020	1.1236	€1,000
GasLog	Citibank	November 2019	1	March 2020	1.1258	€1,000
GasLog	Citibank	November 2019	1	April 2020	1.1279	€1,000
GasLog	Citibank	November 2019	1	May 2020	1.1300	€1,000
GasLog	Citibank	November 2019	1	June 2020	1.1321	€1,000
GasLog	Citibank	November 2019	1	July 2020	1.1341	€1,000
GasLog	Citibank	November 2019	1	August 2020	1.1362	€1,000
GasLog	Citibank	November 2019	1	September 2020	1.1383	€1,000
GasLog	Citibank	November 2019	1	October 2020	1.1403	€1,000
GasLog	Citibank	November 2019	1	November 2020	1.1425	€1,000
GasLog	Citibank	November 2019	1	December 2020	1.1444	€1,000
GasLog	HSBC	November 2019	1	September 2020	1.1348	€1,000
GasLog	HSBC	November 2019	1	October 2020	1.1366	€1,000
GasLog	HSBC	November 2019	1	November 2020	1.1391	€1,000
GasLog	HSBC	November 2019	1	December 2020	1.1410	€1,000
GasLog	SEB	November 2019	1	September 2020	1.1357	€1,000
GasLog	SEB	November 2019	1	October 2020	1.1377	€1,000
GasLog	SEB	November 2019	1	November 2020	1.1399	€1,000
GasLog	SEB	November 2019	1	December 2020	1.1419	€1,000
GasLog	OCBC	November 2019	5	April - August 2020	1.1305	€10,000

					Total	€54,000

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/SGD)	Total Exchange Amount (in thousands)
GasLog	OCBC	November 2019	9	January - September 2020	1.3524	S$	4,500

					Total	S$	4,500

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/JPY)	Total Exchange Amount (in thousands)
GasLog	Citibank	December 2019	1	November 2020	107.3409	JP¥	29,397

					Total	JP¥	29,397

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2019. The change in the fair value of these contracts for the year ended December 31, 2019 amounted to a net gain of $1,815 (for the year ended December 31, 2018: $3,589 net loss, December 31, 2017: $2,041 net gain), which was recognized against profit or loss in the year incurred and is included in Loss on derivatives.

        An analysis of Gain/(loss) on derivatives is as follows:

	For the year ended December 31,
	2017	2018	2019
Unrealized gain/(loss) on derivative financial instruments held for trading	10,570	(7,922)	(54,050)
Realized (loss)/gain on interest rate swaps held for trading	(7,842)	1,893	3,164
Realized gain/(loss) on forward foreign exchange contracts held for trading	3,730	241	(3,707)
Recycled loss of cash flow hedges reclassified to profit or loss	(4,368)	—	(697)
Ineffective portion of cash flow hedges	(65)	(289)	(151)

Total	2,025	(6,077)	(55,441)

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
For the years ended December 31, 2017, 2018 and 2019
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

27. Cash Flow Reconciliations

        The reconciliation of the Group's non-cash investing and financing activities for the two years ended December 31, 2019 are presented in the tables below:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556
Proceeds from bank loans and bonds	—	524,165	—	—	—	524,165
Bank loans and bond repayments	—	(231,753)	—	—	—	(231,753)
Additions in deferred loan/bond fees	—	(7,449)	—	1,119	(12,941)	(19,271)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	—	12,593	—	12,593
Retranslation of the NOK 2021 Bonds in U.S. dollars	—	—	(4,831)	—	—	(4,831)

Borrowings outstanding as of December 31, 2018	2,547,556	284,963	(4,831)	13,712	(12,941)	2,828,459

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans and bonds	—	905,730	—	—	—	905,730
Bank loans and bond repayments	—	(547,751)	—	—	—	(547,751)
Payment for bond repurchase	—	(34,602)	—	—	—	(34,602)
Additions in deferred loan/bond fees	—	(25,912)	—	(910)	7,016	(19,806)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	—	14,154	—	14,154
Retranslation of the NOK 2021 Bonds and the NOK 2024 Bonds in U.S. dollars	—	—	1,211	—	—	1,211

Borrowings outstanding as of December 31, 2019	2,828,459	297,465	1,211	13,244	7,016	3,147,395

        A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	16,396	—	—	—	16,396
Unrealized loss on derivative financial instruments held for trading	—	—	—	(7,922)	(7,922)
Ineffective portion of cash flow hedges	—	—	—	(289)	(289)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(5,089)	—	(5,089)

Net derivative assets/(liabilities) as of December 31, 2018	16,396	—	(5,089)	(8,211)	3,096

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	—	3,096
Unrealized loss on derivative financial instruments held for trading	—	—	—	(54,050)	(54,050)
Ineffective portion of cash flow hedges	—	—	—	(151)	(151)
Payment for CCS termination	—	3,731	—	4,051	7,782
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(2,608)	—	(2,608)

Net derivative assets/(liabilities) as of December 31, 2019	3,096	3,731	(2,608)	(50,150)	(45,931)

        A reconciliation of tangible fixed assets and vessels under construction arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2018	3,939,221	—	—	3,939,221
Additions (Note 6)	—	673,787	16,973	690,760
Transfer under "Other non-current assets"	—	—	(1,650)	(1,650)
Depreciation expense (Note 6)	—	—	(145,474)	(145,474)

Tangible fixed assets and vessels under construction as of December 31, 2018	3,939,221	673,787	(130,151)	4,482,857

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2019	4,482,857	—	—	4,482,857
Additions (Note 6)	—	479,618	(1,013)	478,605
Returns for capital expenditures (Note 6)	—	(10,451)	(773)	(11,224)
Impairment loss on vessels (Note 6)	—	—	(162,149)	(162,149)
Depreciation expense (Note 6)	—	—	(157,701)	(157,701)

Tangible fixed assets and vessels under construction as of December 31, 2019	4,482,857	469,167	(321,636)	4,630,388

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

        A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2018	213,428	—	—	213,428
Lease charge (Note 19)	—	—	10,520	10,520
Payments for interest	—	(10,520)	—	(10,520)
Payments for lease liability	—	(7,329)	—	(7,329)

Lease liabilities as of December 31, 2018	213,428	(17,849)	10,520	206,099

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	213,374	—	—	213,374
Lease charge (Note 19)	—	—	10,506	10,506
Additions	—	—	1,462	1,462
Payments for interest	—	(10,521)	—	(10,521)
Payments for lease liability	—	(9,950)	59	(9,891)

Lease liabilities as of December 31, 2019	213,374	(20,471)	12,027	204,930

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)	60,345	—	60,345
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	208,394	—	208,394
Equity related costs	(917)	(703)	(1,620)

Net proceeds from equity offerings in the year ended December 31, 2018	267,822	(703)	267,119

	Cash flows	Non-cash items	Total
Equity related costs	(1,670)	1,053	(617)

Net payments for equity offerings in the year ended December 31, 2019	(1,670)	1,053	(617)

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

28. Taxation (Continued)

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

        GasLog has qualified for the statutory tax exemption for the year of 2019 and intends to continue to qualify for the foreseeable future.

29. Earnings/(losses) per share ("EPS")

        Basic earnings/(losses) per share was calculated by dividing the profit/(loss) for the year attributable to the owners of the common shares after deducting the dividend on Preference Shares by the weighted average number of common shares issued and outstanding during the year.

        Diluted EPS is calculated by dividing the profit/(loss) for the year attributable to the owners of the Group adjusted for the effects of all dilutive potential ordinary shares by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

        The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the year ended December 31,
	2017	2018	2019
Basic earnings/(loss) per share
Profit/(loss) for the year attributable to owners of the Group	15,506	47,683	(100,661)
Less: Dividends on Preference Shares	(10,064)	(10,063)	(10,063)

Profit/(loss) for the year available to owners of the Group	5,442	37,620	(110,724)
Weighted average number of shares outstanding, basic	80,622,788	80,792,837	80,849,818

Basic earnings/(loss) per share	0.07	0.47	(1.37)

Diluted earnings/(loss) per share
Profit/(loss) for the year available to owners of the Group used in the calculation of diluted EPS	5,442	37,620	(110,724)
Weighted average number of shares outstanding, basic	80,622,788	80,792,837	80,849,818
Dilutive potential ordinary shares	643,342	844,185	—

Weighted average number of shares used in the calculation of diluted EPS	81,266,130	81,637,022	80,849,818

Diluted earnings/(loss) per share	0.07	0.46	(1.37)

        The Group excluded the effect of 2,630,173 SARs and 367,162 RSUs in calculating diluted EPS for the year ended December 31, 2019, as they were anti-dilutive (December 31, 2018: 555,453 SARs and 0 RSUs, December 31, 2017: 998,502 SARs and 0 RSUs).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

30. Subsequent Events

        On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding NOK 2021 Bonds at a price of 104.0% of par value, resulting in a loss of $1,937.

        On February 5, 2020, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on March 12, 2020 to shareholders of record as of March 2, 2020.

        On February 7, 2020, GasLog paid $17,625 for the acquisition of LLIs, following the expiration of the arrangement, whereby GasLog would have access to all LLIs necessary for the conversion of a GasLog LNG carrier into an FSRU.

        On February 13, 2020, GasLog drew $23,346 under the revolving credit facility of the Legacy Facility Refinancing, reducing the available amount to $76,654 which can be drawn and repaid at any time until January 2021 and July 2021, respectively.

        On February 13, 2020 and February 14, 2020, GasLog repurchased 323,919 common shares at a weighted average price of $6.1443 per share for a total amount of $2,000 under its share repurchase programme.