Form 20-F
period 2020-12-31
GasLog Ltd.
filed 2021-03-05
CIK 1534126

Use these links to rapidly review the document

GASLOG LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd. (Exact name of Company as specified in its charter)
Not Applicable (Translation of Company's name into English)
Bermuda (Jurisdiction of incorporation or organization)
c/o GasLog LNG Services Ltd 69 Akti Miaouli 18537 Piraeus Greece (Address of principal executive offices)

Alexandros Laios, General Counsel
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

As of December 31, 2020, there were 95,176,443 common shares of the Company's common stock and 4,600,000 Series A Preference Shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒    No ☐

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

  •
  "Merger Agreement" refers to the agreement and plan of merger dated as of February 21, 2021, with BlackRock's Global Energy and Power Infrastructure Team (collectively, "GEPIF"), pursuant to which GEPIF will acquire all of the outstanding common shares of GasLog Ltd. that are not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the "Transaction"). Following the consummation of the Transaction, certain existing shareholders including Blenheim Holdings Ltd. ("Blenheim Holdings"), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the "Rolling Shareholders") will continue to hold approximately 55% of the outstanding shares of GasLog Ltd. and GEPIF will hold approximately 45%;

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

  •
  "Endesa" refers to Endesa S.A.;

  •
  "Jera" refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan's Jera Co., Inc.;

  •
  "JOVO" refers to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group;

  •
  "CNTIC VPower" refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;

  •
  "Glencore" refers to ST Shipping & Transport Pte. Ltd., a wholly owned subsidiary of Glencore PLC;

  •
  "Sea 190 Leasing" refers to Sea 190 Leasing Co. Limited, an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd.;

  •
  "Hai Kuo Shipping" refers to Hai Kuo Shipping 2051G Limited, a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd.

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

  •
  the ability of GasLog and GEPIF to consummate the Transaction is difficult to predict, involves uncertainties that may materially affect actual results and that may be beyond the control of GasLog and GEPIF, including, but not limited to, the satisfaction of the conditions to the closing of the Transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or cause delays in the consummation of the Transaction;

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

  •
  our ability to maintain long-term relationships and enter into time charters with new and existing customers;

  •
  disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

  •
  business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        The following table presents summary consolidated financial and other data of GasLog for each of the five years in the five-year period ended December 31, 2020. The summary consolidated financial data of GasLog as of December 31, 2019 and 2020, and for each of the years in the three-year period ended December 31, 2020, is derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected consolidated financial data as of December 31, 2016, 2017 and 2018, and for the years ended December 31, 2016 and 2017, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements". You should also read "Item 5. Operating and Financial Review and Prospects".

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except share and per share data)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Revenues	$466,059	$525,229	$618,344	$668,637	$674,089
Net pool allocation	(4,674)	7,254	17,818	(4,264)	—
Voyage expenses and commissions	(10,510)	(15,404)	(20,374)	(23,772)	(21,883)
Vessel operating and supervision costs	(112,632)	(122,486)	(128,084)	(139,662)	(148,235)
Depreciation	(122,957)	(137,187)	(153,193)	(168,041)	(177,213)
General and administrative expenses	(38,642)	(39,850)	(41,993)	(47,385)	(47,249)
Loss on disposal of non-current assets	—	—	—	—	(572)
Impairment loss on vessels	—	—	—	(162,149)	(28,627)

Profit from operations	176,644	217,556	292,518	123,364	250,310

Financial costs	(137,316)	(139,181)	(166,627)	(190,481)	(165,281)
Financial income	720	2,650	4,784	5,318	726
(Loss)/gain on derivatives	(13,419)	2,025	(6,077)	(55,441)	(84,658)
Share of profit of associates	1,422	1,159	1,800	1,627	2,192

Total other expenses, net	(148,593)	(133,347)	(166,120)	(238,977)	(247,021)

Profit/(loss) for the year	$28,051	$84,209	$126,398	$(115,613)	$3,289

(Loss)/profit attributable to owners of the Group	$(21,486)	$15,506	$47,683	$(100,661)	$(44,948)
Profit/(loss) attributable to non-controlling interests	$49,537	$68,703	$78,715	$(14,952)	$48,237
(Loss)/earnings per share ("EPS"), basic	$(0.39)	$0.07	$0.47	$(1.37)	$(0.63)
EPS, diluted	$(0.39)	$0.07	$0.46	$(1.37)	$(0.63)
Weighted average number of shares, basic	80,534,702	80,622,788	80,792,837	80,849,818	88,011,160
Weighted average number of shares, diluted	80,534,702	81,266,130	81,637,022	80,849,818	88,011,160
Dividends declared per common share	$0.56	$0.56	$0.59	$0.60	$0.30
Dividends declared per preference share	$2.19	$2.19	$2.19	$2.19	$2.19
Special dividends declared per common share	$—	$—	$0.40	$0.38	$—

	As of December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$227,024	$384,092	$342,594	$263,747	$367,269
Short-term investments	18,000	—	25,000	4,500	—
Investment in associates(1)	6,265	20,800	20,713	21,620	21,759
Tangible fixed assets(2)	3,889,047	3,772,566	4,323,582	4,427,065	5,028,509
Vessels under construction	96,356	166,655	159,275	203,323	132,839
Right-of-use assets(3)	222,004	214,329	206,753	206,495	203,437
Total assets	4,515,164	4,634,891	5,174,807	5,223,195	5,856,763
Borrowings, current portion	147,448	179,367	520,550	255,422	245,626
Borrowings, non-current portion	2,504,578	2,368,189	2,307,909	2,891,973	3,527,595
Lease liability, current portion	5,946	6,302	6,675	9,363	9,644
Lease liability, non-current portion	214,455	207,126	199,424	195,567	186,526
Share capital	810	810	810	810	954
Preference Shares	46	46	46	46	46
Equity attributable to owners of the Group	945,643	918,029	879,742	688,335	645,369
Non-controlling interests	564,039	845,105	1,103,380	961,518	951,768
Total equity	1,509,682	1,763,134	1,983,122	1,649,853	1,597,137

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
CONSOLIDATED CASH FLOW DATA
Net cash provided by operating activities	$256,532	$223,630	$283,710	$317,423	$288,951
Net cash used in investing activities	(771,242)	(74,599)	(692,999)	(442,978)	(729,569)
Net cash provided by financing activities	439,766	7,265	368,120	50,066	545,954

	Year Ended December 31,
	2016	2017	2018	2019	2020
FLEET DATA(4)
Number of managed ships at end of period	25	23	26	28	32
Average number of managed ships during period	23.6	23.4	25.5	27.2	30.1
Number of owned ships at end of period	22	22	25	27	30
Average number of owned ships during period	19.8	22	24.5	26.2	28.9
Average age of owned ships (years)	5.1	6.1	6.4	6.9	7.0
Total calendar days for owned and bareboat fleet	7,568	8,395	9,318	9,934	10,973
Total revenue operating days for owned and bareboat fleet(5)	7,439	8,317	9,030	9,518	10,031

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per share data)
OTHER FINANCIAL DATA
Adjusted EBITDA(6)	$302,386	$356,048	$447,747	$461,226	465,577
Adjusted EPS(6)	(0.03)	(0.00)	0.57	0.29	0.40
Capital expenditures:
Payments for fixed assets	761,513	82,352	673,823	480,553	732,385
Common share dividend declared	45,101	45,144	80,011	79,247	25,635
Preference share dividend declared	10,063	10,064	10,063	10,063	10,063

(1)
Consists of our 25.0% ownership interest in Egypt LNG, our 50.0% ownership interest in the Cool Pool and our investment in Gastrade. On October 1, 2015, GasLog, Dynagas and Golar signed an LNG carrier pooling agreement to establish the Cool Pool to market their vessels operating in the LNG shipping spot market. The Cool Pool was incorporated in September 2015. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool. On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool and Golar, whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool at that time. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019. Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure.

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

(4)
Presentation of fleet data does not include newbuildings on order during the relevant periods. The data presented regarding our owned fleet includes only our owned ships delivered prior to December 31, 2020 including the ships owned by GasLog Partners. The data presented regarding our managed fleet includes our wholly owned vessels as well as ships owned by GasLog Partners, Egypt LNG, Lepta Shipping and Sea 190 Leasing that are or were operating under our management.

(5)
The revenue operating days for our owned and bareboat fleet are the total available days after deducting unchartered days. Available days represent the total number of days in a given period that the vessels (including the Methane Julia Louise and the GasLog Hong Kong, vessels on a bareboat charter) were in our possession after deducting the total number of days off-hire not recoverable from the insurers and unavailable days (i.e., periods of commercial waiting time during which we do not earn charter hire, such as days before and after a dry-docking where the vessel has limited ability for chartering opportunities). We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

(6)
Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs. Adjusted EPS represents earnings attributable to owners of the Group before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, the swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/(loss) on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs; and in the case of Adjusted EPS, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current year, gain/loss on disposal of non-current assets is excluded from Adjusted EBITDA and Adjusted EPS and swap optimization costs (with respect to cash collateral amendments) are excluded from Adjusted EPS because gain/loss on disposal of non-current assets, which represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and swap optimization costs (with respect to cash collateral amendments), which reflect specific actions taken by management to improve the Group's future liquidity and profitability, are charges not considered to be reflective of the ongoing operations of the Group, that we believe reduce the comparability of our operating and business performance across periods. These additional costs were not previously incurred in the prior years and therefore no recasting of the prior year non-GAAP financial measures is required.

  EBITDA, Adjusted EBITDA and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently from how we calculate such measures, limiting their usefulness as a comparative measure.

  In evaluating Adjusted EBITDA and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

  Reconciliation of Profit/(loss) to EBITDA and Adjusted EBITDA:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
Profit/(loss) for the year	$28,051	$84,209	$126,398	$(115,613)	$3,289
Depreciation	122,957	137,187	153,193	168,041	177,213
Financial costs	137,316	139,181	166,627	190,481	165,281
Financial income	(720)	(2,650)	(4,784)	(5,318)	(726)
Loss/(gain) on derivatives	13,419	(2,025)	6,077	55,441	84,658

EBITDA	301,023	355,902	447,511	293,032	429,715
Foreign exchange losses, net	1,363	146	236	1,343	1,351
Loss on disposal of non-current assets	—	—	—	—	572
Impairment loss on vessels	—	—	—	162,149	28,627
Restructuring costs	—	—	—	4,702	5,312

Adjusted EBITDA	$302,386	$356,048	$447,747	$461,226	$465,577

  Reconciliation of (Loss)/profit attributable to owners of the Group to EPS and Adjusted EPS:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except share and per share data)
(Loss)/profit for the year attributable to owners of the Group	$(21,486)	$15,506	$47,683	$(100,661)	$(44,948)
Plus:
Dividend on preference shares	(10,063)	(10,064)	(10,063)	(10,063)	(10,063)

(Loss)/profit for the year attributable to owners of the Group used in EPS calculation	(31,549)	5,442	37,620	(110,724)	(55,011)

Weighted average number of shares outstanding, basic	80,534,702	80,622,788	80,792,837	80,849,818	88,011,160

EPS	(0.39)	0.07	0.47	(1.37)	(0.63)

(Loss)/profit for the year attributable to owners of the Group used in EPS calculation	(31,549)	5,442	37,620	(110,724)	(55,011)
Plus:
Non-cash loss/(gain) on derivatives	4,984	(6,137)	8,211	54,898	64,367
Write-off and accelerated amortization of unamortized loan/bond fees and premium attributable to the owners of the Group	23,097	506	—	1,276	7,368
Restructuring costs	—	—	—	4,702	5,312
Impairment loss on vessels attributable to the owners of the Group	—	—	—	67,952	12,434
Loss on disposal of non-current assets	—	—	—	—	572
Swap optimization costs (with respect to cash collateral amendments)	—	—	—	—	3,319
Unrealized foreign exchange losses/(gains), net on cash and bond	—	—	—	4,245	(4,360)
Foreign exchange losses, net	1,363	146	236	1,343	1,351

Adjusted (loss)/profit attributable to owners of the Group	(2,105)	(43)	46,067	23,692	35,352

Weighted average number of shares outstanding, basic	80,534,702	80,622,788	80,792,837	80,849,818	88,011,160

Adjusted EPS	$(0.03)	$(0.00)	$0.57	$0.29	$0.40

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2020:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2020
(in thousands of U.S. dollars)
Debt:(1)
Borrowings, current portion(2)	245,626
Borrowings, non-current portion(2)	3,527,595
Lease liability, current portion	9,644
Lease liability, non-current portion	186,526

Total debt	3,969,391

Equity:
Preference Shares(3)	46
Share capital(3)	954
Contributed surplus	759,822
Reserves	18,667
Treasury shares(3)	(1,340)
Accumulated deficit	(132,780)
Non-controlling interest	951,768

Total equity	1,597,137

Total capitalization	5,566,528

(1)
Our indebtedness, other than under our Norwegian Kronier ("NOK") denominated bonds issued under the agreement signed on November 27, 2019, between GasLog and the bond trustee, as amended (the "NOK 2024 Bonds") and the 8.875% senior unsecured notes due in 2022 and issued in March 2017 and May 2019 (the "8.875% Senior Notes"), is secured by mortgages on our owned ships and is guaranteed by the Company or a combination of the Company and GasLog Partners, in the case of the Partnership's indebtedness. The NOK 2024 Bonds and the 8.875% Senior Notes (the carrying amounts of which, net of unamortized financing costs and premium as of December 31, 2020, $104.0 million and $313.8 million, respectively) are unsecured. Borrowings presented do not include our scheduled debt payments and our prepayments since December 31, 2020 totaling $190.4 million. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

(2)
Borrowings presented at December 31, 2020, are shown net of $68.5 million of loan and bond issuance costs and premium that are being amortized over the term of the respective borrowings.

(3)
Does not include any shares that may be issued under the Company's 2013 Omnibus Incentive Compensation Plan. At December 31, 2020, our share capital consisted of 95,393,126 issued and outstanding common shares, 216,683 treasury shares issued and 4,600,000 Preference Shares issued and outstanding.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Summary of Risk Factors

        An investment in our common shares or preference shares is subject to a number of risks, including risks related to our business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in "Item 3. Key Information—D. Risk Factors" in this annual report for a more thorough description of these and other risks.

Risks Related to the Transaction

  •
  The Merger Agreement contains a number of conditions that must be fulfilled to complete the Transaction, some of which may be outside our control. Failure to complete the Transaction could negatively affect our share price, or adversely affect our relationships with our customers, those whom we have business relationships with, or our employees.

Risks Related to the LNG Carrier Business

  •
  Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

  •
  We may face difficulty finding long-term charters for our vessels with similar or better rates than their initial long-term charters,which means that our revenues and cash flows from these vessels may decline. This could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our common or Preference Shares.

  •
  If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

  •
  An oversupply of LNG carriers as a result of excessive new speculative ordering in previous years may lead to a reduction in the charter hire rates that we are able to obtain when seeking charters which could adversely affect our results of operations and cash flows.

  •
  In 2021, six vessels are scheduled to be dry-docked, with two dry-dockings taking longer and being more costly than normal as a result of the need to install ballast water treatment systems ("BWTS") on each vessel in order to comply with certain regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition.

  •
  Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund the two newbuildings we have on order as of March 1, 2021, and any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favourable terms.

  •
  The COVID-19 virus has had a significant impact on all financial markets, including the price and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. These factors, combined with recent declines in the value of our common shares, may make it difficult for us to raise capital, repay or refinance our debt obligations, or fund our maintenance or growth capital expenditures.

  •
  Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and/or FSRUs/FSUs, for which we face considerable competition.

  •
  We derive a substantial majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  Ship values may fluctuate substantially which may result in impairment charges. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

Risks Related to Us

  •
  Until the completion of the Transaction or the termination of the Merger Agreement, we may be restricted from taking certain actions or making certain business decisions which may be beneficial to us and our shareholders.

  •
  Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business.

  •
  Our contracts for the two newbuildings we have on order as of March 1, 2021 are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

  •
  As we take delivery of our newbuildings or any secondhand ships we may acquire, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.

  •
  Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default and foreclosure on our ships.

  •
  We are a holding company and we depend on the ability of our subsidiaries, including GasLog Partners, to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

  •
  We are a "foreign private issuer" under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

  •
  Entities controlled by members of the Livanos family are our principal shareholders and can effectively control the outcome of most matters on which our shareholders are entitled to vote; their interests may be different from yours.

Risks Related to our Preference Shares

  •
  Our Preference Shares are subordinated to our debt obligations and investors' interests could be diluted by the issuance of additional preference shares and by other transactions.

  •
  Holders of our Preference Shares have extremely limited voting rights.

  •
  The Preference Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

Risks Related to the Transaction

        In addition to the following risk factors, you should read "Item 4. Information on the Company" and the related exhibits for a more complete discussion of the material considerations relating to the Transaction (as defined below).

The Merger Agreement with GEPIF is subject to a number of conditions, some of which are outside of the parties' control, and, if these conditions are not satisfied, the Merger Agreement may be terminated and the transaction (the "Transaction") may not be completed.

        The Merger Agreement contains a number of conditions that must be fulfilled to complete the Transaction. These conditions include, but are not limited to, the following conditions: (a) the affirmative vote by (i) the holders of a majority of the voting power of our outstanding common shares and Preference Shares entitled to vote thereon, voting together as a single class (and with each Preference Share carrying a single vote) and (ii) the holders of a majority of the common shares held by the holders of the issued and outstanding common shares, other than GEPIF, the Rolling Shareholders, the Additional Rolling Shareholders and their respective affiliates that are present at the special meeting of shareholders that will be held in connection with the Transaction, (b) obtaining certain specified third-party consents, (c) the absence of any judgment enacted, issued, entered, amended or enforced by any governmental authority of competent jurisdiction restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transaction.

        The required satisfaction (or waiver) of the foregoing conditions could delay the completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause GasLog and GEPIF not to realize some or all of the benefits that the parties expect the Transaction to achieve and could result in the Public Shareholders not receiving the merger consideration of $5.80 per share. Further, there can be no assurance that the conditions to the closing of the Transaction will be satisfied or waived or that the Transaction will be completed.

        In addition, if the Transaction is not completed by September 30, 2021, either we or GEPIF may choose to terminate the Merger Agreement. Either party may also elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the closing of the Transaction, before or after shareholder approval, as applicable.

Failure to complete the Transaction could negatively affect our share price.

        We have incurred, and will continue to incur, significant transaction expenses in connection with the Transaction, regardless of whether the Transaction is completed. Furthermore, we may experience negative reactions from the financial markets, including negative impacts on our share price, or negative reactions from customers or other business partners, should the Transaction not be completed.

        The foregoing risks, or other risks arising in connection with any failure to consummate the Transaction, including the diversion of management attention from conducting our business and pursuing other opportunities during the pendency of the Transaction, may have an adverse effect on our business, operations, financial results and share price. We could also be subject to litigation related to any failure to consummate the Transaction or any related action that could be brought to enforce a party's obligations under the Merger Agreement.

Litigation against us or the members of our Board of Directors or the Special Committee of the Board of Directors could prevent or delay the completion of the Transaction or result in the payment of damages following completion of the Transaction.

        It is a condition to the Transaction that no governmental authority of competent jurisdiction shall have enacted, issued, entered, amended or enforced any judgment restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transaction. If such a lawsuit or other proceeding is commenced and if in any such litigation or proceeding a plaintiff is successful in obtaining a restraining order or injunction prohibiting the consummation of the Transaction, then the closing of the Transaction may be delayed or may never occur. Even if the Transaction is permitted to occur, the parties may be required to pay damages, fees or expenses in respect of claims related to the Merger Agreement or the Transaction.

Uncertainty about the Transaction may adversely affect the relationships of the parties with their respective suppliers and employees, whether or not the Transaction is completed.

        In response to the announcement of the Transaction, existing or prospective customers or persons with whom we have business relationships, including charter and loan counterparties, may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with us in connection with the pending Transaction, which could negatively affect our revenues, earnings and cash available for distribution, as well as our share price, regardless of whether the Transaction is completed.

        In addition, as a result of the Transaction, current and prospective employees could experience uncertainty about their future with the Company. These uncertainties may impair the consolidated company's ability to retain, recruit or motivate key management, technical and other personnel.

Until the completion of the Transaction or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by us and GEPIF in the Merger Agreement, we are prohibited from entering into certain transactions and taking certain actions without the consent of GEPIF, some of which might otherwise be beneficial to GasLog and GasLog's shareholders.

        Until the Transaction is completed, the Merger Agreement restricts us from taking specified actions without the consent of GEPIF, and requires us to use commercially reasonable efforts to carry on our business in all material respects in the ordinary course of business. These restrictions may limit our ability to make appropriate business changes or pursue attractive business opportunities that may arise prior to the completion of the Transaction.

Risks Inherent in the LNG Carriers Business

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

        The COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices were pressured for much of the year. After reaching a bottom point of $19 per barrel in March, oil prices had recovered by the end of the year due to oil production cuts and a favourable economic outlook following the distribution of several COVID-19 vaccines around the world having worked to balance the market. Similarly, global natural gas prices were under sustained pressure for most of 2020. Global gas prices were impacted by lower industrial demand following the COVID-19 pandemic, particularly during the second and third quarters, as well as increasing gas production in export markets such as the

United States. In addition, a warmer than average 2019/20 winter in the Northern Hemisphere kept inventories in Europe and parts of Asia above their 5-year averages to start the year and the start-up of new LNG export capacity during 2020 and the ramp up of facilities which began production in 2019 added new supply to the market. Although the LNG market has recently improved and remains on a positive trend, this improvement may not be sustainable in the long-term. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our share price has declined significantly this year, due in part to the impact of the COVID-19 virus. As of December 31, 2020, record low interest rates and exchange rates, especially the U.S. dollar/Norwegian Kroner exchange rate, have required us to post $23.5 million of cash collateral against our current marked-to-market derivative liabilities. The ongoing spread of the COVID-19 virus may negatively affect our business and operations, including our newbuildings under construction in South Korea, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. A future reduction in LNG demand and new closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced future chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. Furthermore, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. We have eight vessels in the spot market, and these vessels are currently experiencing reduced spot charter rates and demand compared to their initial long-term charters. Continued exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows. Failure to control the spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition and results of operations. Should the COVID-19 pandemic continue to negatively impact market rates in the long-term, there would be a significant negative impact on our liquidity and financial condition, as well as the future carrying values of our vessels could be further affected due to a potential unfavorable permanent impact in the key assumptions, such as the estimates of future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments.

As of March 1, 2021, our owned and bareboat fleet consists of 33 LNG carriers (including the 15 LNG carriers owned by GasLog Partners) and two newbuilds. 17 of our ships currently operate under long-term time charters (defined as those with initial duration of more than five years) with 16 ships trading in the short-term spot market (defined as contracts with initial duration of less than five years). On redelivery, the vessels will trade in the short-term spot market unless we are able to secure new long-term charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam or TFDE vessels at attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our common or Preference shares.

        17 of our owned and bareboat vessels (including seven of the 15 LNG Carriers owned by GasLog Partners) and two of our newbuild vessels currently operate or will operate under long-term time charters (defined as those with initial duration of more than five years). 16 of our vessels (including eight vessels owned by GasLog Partners) are currently trading in the short-term spot market (defined as contracts with initial duration of less than five years).

        Six of the vessels (including five vessels owned by GasLog Partners) operating in the short-term spot market are Steam vessels. Our Steam vessels are less efficient and have higher emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels, in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

        Due to these risks, on February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings GasLog Partners announced that it will focus its capital allocation on debt repayment and prioritizing balance sheet strength. As such, the Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards.

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

        A sustained decline in charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based, and caused the Group to recognize a total non-cash impairment loss of $28.6 million during the year ended December 31, 2020 for five of its six Steam vessels built in 2006 and 2007. A significant decline in the market value of our vessels could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be magnified by the fact that we would still be expending cash to cover the operating costs of the vessel and the costs of servicing the debt on the vessel, if any. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel and we would be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

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

An oversupply of LNG carriers as a result of excessive new speculative ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 and 2019, driven by cyclically low shipyard prices for newbuild vessels, the then strengthening of charter rates and increasing expectations for long-term LNG supply and demand. Whilst ordering of newbuildings declined in 2020, with only 35 LNG carriers ordered, all for long-term business with no vessels ordered on a speculative basis, speculative newbuildings ordered in 2019 may still impact charter rates. According to Poten, as of February 26, 2021, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 538 vessels, with another 112 LNG carriers on order, of which 86 have long-term charters. The large number of ordered newbuildings that remain uncommitted and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, vessel utilization and vessel values. If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for dividends to shareholders, may decline.

In 2021, six vessels (one GasLog wholly-owned vessel and five GasLog Partners vessels) are scheduled to be dry-docked. The dry-dockings for two of these vessels will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay dividends on our common or Preference shares.

        Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2021, the two dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on the vessels in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, and implementation of additional "stop work" orders in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. The upcoming dry-dockings of vessels are expected to be carried out in 2023 (eight vessels) and 2024 (six vessels).

Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund the two newbuildings we have on order as of March 1, 2021, and any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favourable terms.

        We believe that our existing cash and cash equivalents and our operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we are obligated to make substantial capital expenditures to fund our commitments for the two newbuildings we have on order. We are scheduled to take delivery of the vessels during 2021. As of December 31, 2020, the total remaining balance of the contract prices for the two vessels under construction was $321.1 million (excluding the GasLog Galveston which was delivered on January 4, 2021), which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel is payable upon its delivery to us from the shipyard.

        To the extent that we are unable to draw down the amounts committed under our existing credit facilities, whether due to our failure to comply with the terms of such facilities or the lenders' failure to fund the committed amounts, or to the extent that we are unable to put in place new debt facilities of sufficient quantum and on acceptable terms, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our two contracted newbuildings. If we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments.

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

Our future ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common shares may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates has required us to post cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash dividends may be diminished, or our financial leverage may increase, or our shareholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

        To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus has had, and may continue to have, a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

  •
  seeking waivers or consents from our creditors;

  •
  restructuring our debt;

  •
  seeking additional debt or equity capital;

  •
  selling assets;

  •
  reducing dividends;

  •
  reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

  •
  seeking bankruptcy protection.

        Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for dividends to shareholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common shares, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to maintain our quarterly dividends to shareholders. Despite the recent refinancing of the Group's debt maturities due in 2021, our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants in our loan facilities.

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

  •
  cargo and property loss or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of the COVID-19 virus) and quarantine, or political action in various countries;

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

        If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 33 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to pay cash dividends to our shareholders.

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

        One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into long-term time charter contracts for some or all of the 16 vessels currently trading in the short-term spot market (as defined those contracts with initial duration of less than five years). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

  •
  size, age, technical specifications and condition of the ship;

  •
  LNG shipping experience and quality and efficiency of ship operations, including level of emissions;

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

We derive a substantial majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        For the year ended December 31, 2020, 57.2% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favourable terms, we will suffer a loss of revenues.

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

Ship values may fluctuate substantially over time due to different factors, which may result in impairment charges that may be recorded in our financial statements. During the year ended December 31, 2020, we recorded a total non-cash impairment charge of $28.6 million for five of our six Steam vessels built in 2006 and 2007, including four GasLog Partners vessels and one vessel wholly owned by us. A further decline in ship values in the future could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

        If the market value of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment charge recorded in the year ended December 31, 2020, which could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Policies—Impairment of Vessels". Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

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

        Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. These requirements may introduce regulations which effect the operation profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities under, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

        In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, operating speed, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

        Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (the "IMO") has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (ratified in the MEPC75) starting from 2023 towards 2030 and 2050 goals. The EU is trying to incorporate shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships' compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

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

  •
  prices for crude oil, petroleum products, natural gas. Extremely low natural gas prices globally, as experienced in 2020, may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;

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

A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

        Natural gas prices are volatile as demonstrated by 2020 with multi-year lows prior to a strong recovery in late 2020 in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

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

        Given the significant global natural gas and crude oil price volatility referenced above, and with eight vessels operating in the short-term spot market under contracts of up to six months and seven vessels scheduled to come off charter during 2021 and 2022, a continuation of the low natural gas prices or oil prices seen in 2020 may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

        Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, such as the continuing COVID-19 pandemic. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends to our shareholders.

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff, including our Senior Management team, are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship-to-shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

        GasLog has an office in England and our vessels may visit ports within the United Kingdom. The United Kingdom exited the European Union on January 31, 2020 and entered a transition period from February 1, 2020 to December 31, 2020 during which European Union Law still applied. On December 24, 2020, the United Kingdom reached a trade agreement with the European Union. While the trade agreement did not impose any new tariffs or quotas on goods, there is a risk that the disruption of free movement between the United Kingdom and the European Union could result in disruption of the exchange of people and services, and ultimately, our operations.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

        In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and West Africa. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Any terrorist attacks targeted at ships may in the future have a material negative affect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

Our contracts for the two newbuildings we have on order as of March 1, 2021 are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

        Our two contracted newbuildings are scheduled to be delivered to us during 2021. Significant delays in the delivery of one or both of these ships, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

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

        Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis and to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

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

        In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% (in the case of the debt financing agreement entered into in October 2015 (the "October 2015 Facility") and the loan agreement GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd entered into on December 12, 2019 with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties (the "7xNB Facility"), 115.0% for the first two years after each drawdown and 120.0% at any time thereafter and, in the case of the credit agreement of $193.7 million GasLog Partners entered into on July 16, 2020, with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, in order to refinance the existing indebtedness due in 2021 on three of its vessels (the "GasLog Partners LP $193.7M Facility"), 130%) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants and, if we fail to do so, our lenders could accelerate our indebtedness.

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

        The significant global natural gas and crude oil price volatility, amongst other factors referenced above, have in turn led to a significant shortening of the average duration of spot charters fixed during 2020, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. Unless LNG charter market conditions improve, we may have difficulty in securing new charters at attractive rates and durations for the eight vessels in the spot market. As of December 31, 2020, we had a total of 2,932 open vessel days during 2021. A failure to obtain charters at acceptable rates on these vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends to our shareholders.

        As of December 31, 2020, we had an aggregate of $3.8 billion of indebtedness outstanding under our credit agreements, the NOK 2024 Bonds and the 8.875% Senior Notes, of which $245.6 million was repayable within one year, and finance lease liabilities of $196.2 million, of which $9.6 million was repayable within one year. As of December 31, 2020, there is $305.9 million available under the 7xNB Facility to finance a portion of the contract price of our two newbuildings delivering in 2021. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

        We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of March 1, 2021, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 35.3% equity interest (including our 2.0% general partner interest). As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends.

        On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, GasLog Partners announced that it will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

        Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros and in British pounds. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros and British pounds, which amounted to approximately $1.8 million and $1.5 million as of December 31, 2020. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Increased regulatory oversight, uncertainty relating to the nature and timing of the phasing out of the London Interbank Offered Rate ("LIBOR"), and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

        The United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, has announced that it will phase-out LIBOR by the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Shares. We may need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

        Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or distribution payments differing from expectations and could affect our profit and the market value of our Preference Shares.

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

        We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2020, we had twenty seven derivative contracts in place with a notional amount of $1.6 billion. The changes in the fair value of the twenty seven derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

        As of December 31, 2020, we had three Cross Currency Swaps, or "CCSs", to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2024 Bonds. As of December 31, 2020, the three CCSs had a notional amount of $98.6 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

        We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly Euros, British Pounds Sterling, Singapore dollars and Japanese Yen). As of December 31, 2020, we had six forward foreign exchange contracts in place with an aggregate notional amount of €13.5 million and one with a notional amount of JP¥29.4 million. The changes in the fair value of these contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

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

        We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts, interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2020, 57.2% of our revenues derived from subsidiaries of Shell. We also have four vessels on charter to Cheniere, two vessels on charter to Gunvor, two vessels on charter to Centrica and one vessel on charter to each of Glencore, Jera, Trafigura, JOVO and CNTIC VPower and eight vessels trading in the short-term spot market under contracts of up to six months. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

        As permitted by these exemptions, as well as by our bye-laws and the laws of Bermuda, we may have non-independent directors serving as committee members on our compensation committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company.

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

        Our Preference Shares are subordinated to all of our existing and future indebtedness. As of December 31, 2020, we had $3.8 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

Our Preference Shares will remain outstanding after the close of the Transaction, and could be negatively affected thereby.

        While it is expected that our Preference Shares will remain outstanding after the completion of the Transaction, the Preference Shares could be negatively impacted by the Transaction. After consummation of the Transaction, the common shares of GasLog will be acquired by GEPIF and will no longer be publicly traded. The trading markets for the Preference Shares that remain outstanding after completion of the Transaction may become limited and may command a lower price than would a comparable security issued by a public company.

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

        Entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own approximately 41.3% of our issued and outstanding common shares. As a result of his shareholding, Mr. Livanos can effectively control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different to yours.

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

        GasLog Ltd. has qualified for the statutory tax exemption for the year of 2020 and intends to continue to qualify for the foreseeable future. However, no assurance can be given that this will be the case. If GasLog Ltd. is not entitled to this exemption under Section 883 for any taxable year, we would be subject to the 4% U.S. Federal income tax described above. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for dividends to our shareholders. For a more detailed discussion, see the section entitled "Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Taxation of Our Operating Income".

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

        Since GasLog Partners' IPO, the Partnership has completed follow-on equity offerings as set out below, the proceeds of which have been used for general corporate purposes including partially funding the acquisition of the GasLog subsidiaries that own the vessels listed below:

Date of Equity Offering	Equity Offering	Net Proceeds	Vessels Purchased	Date Acquisition Completed
September 29, 2014	Follow-on common equity offering	$133.0 million	Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014
June 26, 2015	Follow-on common equity offering	$171.8 million	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
August 5, 2016	Follow-on common equity offering	$52.3 million	GasLog Seattle	November 1, 2016
January 27, 2017	Follow-on common equity offering	$78.2 million	GasLog Greece	May 3, 2017
May 15, 2017	Preference equity offering	$138.8 million	GasLog Geneva	July 3, 2017
May 16, 2017 onwards	Common equity offering through an at-the-market common equity offering which commenced in May 2017 (the "ATM Programme")	$123.4 million (through December 31, 2020)	Solaris Methane Becki Anne	October 20, 2017 November 14, 2018
January 17, 2018	Preference equity offering	$111.0 million	GasLog Gibraltar	April 26, 2018
November 15, 2018	Preference equity offering	$96.3 million	GasLog Glasgow	April 1, 2019

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

        As of March 1, 2021, GasLog holds a 35.3% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the

Partnership's directors in accordance with the Partnership's partnership agreement, or the "Partnership Agreement", GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements. The Group's control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group's control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

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

        On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the general partner's incentive distribution rights (the "IDRs") in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020 the 415,000 Class B-1 units were converted into 415,000 common units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners' profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the total GasLog Partners' profit for the three months ended June 30, 2019 and onwards.

        On June 29, 2020, GasLog completed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through a private placement of unregistered common shares ("the Private Placement"). The net proceeds were used for general corporate purposes. Approximately 75% of shares issued in the Private Placement were purchased by GasLog's directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings Ltd., wholly-owned by the Livanos family and 4,000,000 common shares purchased by a wholly-owned affiliate of the Onassis Foundation.

        On February 22, 2021, we announced that GasLog has entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF will acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. Immediately following the completion of the Transaction, the Rolling Shareholders will continue to hold approximately 55% of the outstanding common shares of GasLog and GEPIF will hold approximately 45%. Promptly after completion of the Transaction, the common shares of GasLog will be delisted from the NYSE.

        The Transaction is expected to close in the second quarter of 2021, subject to approval of the Transaction by GasLog shareholders at a special meeting, including by a majority of the shares held by the non-Rolling Shareholders present at the shareholders meeting that will be held in connection with the Transaction, and the satisfaction or waiver of certain customary closing conditions. GasLog's preference shares shall remain outstanding and continue to trade on the NYSE immediately following the completion of the Transaction.

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

B. Business Overview

Overview

        We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of March 1, 2021, consists of 35 LNG carriers, including 33 ships on the water and two LNG carriers on order at one of the world's leading LNG shipbuilders, Samsung. This includes 15 LNG carriers in operation that are owned by GasLog Partners, with which we have entered into certain agreements governing our relationship, including purchase options for certain of our ships. We currently manage and operate 33 LNG carriers including 15 of our wholly owned ships in operation, 14 ships contributed or sold to the Partnership (one is managed by a subsidiary of Shell), one additional LNG carrier in which we have a 25.0% interest and three vessels secured under a long-term bareboat charters from Lepta Shipping, Sea 190 Leasing and Hai Kuo Shipping. We are also supervising the construction of our newbuildings. We operate our vessels under time charters. As of December 31, 2020, these contracts are expected to provide total contracted revenues of $3.5 billion during their initial terms, which expire between 2021 and 2032. During 2020, 2019 and 2018, we generated revenues of $674.1 million, $668.6 million and $618.3 million, respectively. For disaggregation of revenues, see "Item 5. Operating and Financial Review and Prospects—Operating Results—Customers".

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

        Each of our 33 owned and bareboat LNG carriers and two LNG carriers under construction is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our two contracted newbuildings, our owned and bareboat fleet will have an average age of 7.0 years, making it one of the youngest in the industry. By comparison, as of December 31, 2020, the average age for the global trading LNG carrier fleet including LNG carriers of all sizes, was 10 years.

        Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or "HSSE", management and reporting. With over 20 years of technical management experience, including 15 years as sole technical manager of BG Group's owned fleet of LNG carriers, we have established a track record for the efficient, safe and reliable operation of LNG carriers which is evidenced by our safety performance and the limited off-hire days of the 33 ships currently operating under our management.

        A wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade in 2016. Gastrade is licensed to develop an LNG receiving terminal utilizing an FSRU offshore Alexandroupolis in Northern Greece. The FSRU will be connected to the Greek national grid via a 24km subsea pipeline. A wholly owned subsidiary of GasLog has executed a long-term Operation and Maintenance Agreement with Gastrade under which GasLog will be the operator of the FSRU. This agreement is tied to the Terminal Use Agreement and subject to final investment decision ("FID") of the Alexandroupolis Project.

        In March 2020, Gastrade concluded the second phase of the regulatory market test for long-term capacity in the terminal with an aggregate long-term profile of binding offers for up to 15 years, reaching 2.6 billion cubic meters per year, from Greek and international natural gas companies, as well as end consumers. The binding offers were subsequently confirmed by the signing of Advanced Capacity Reservation Agreements for the reservation of regasification capacity at the FSRU terminal.

        DEPA, the Greek State Gas Company, acquired a 20% shareholding in Gastrade in 2019. On August 24, 2020, BulgarTransGaz, the Bulgarian State Gas Transportation Company signed agreements to acquire 20% of the shares in Gastrade, and on November 4, 2020, DESFA, the Greek National Gas Transmission Operator, signed agreements to acquire 20% of the shares in Gastrade. The closing of these two acquisitions are pending "no objection" consents from competition authorities.

        Gastrade has selected the preferred bidder for the Engineering Procurement and Construction contract for the construction of the pipeline and offshore installation and is progressing the Sale and Purchase Agreement for the procurement of the FSRU. Execution of the contracts are expected in the first quarter of 2021.

        Gastrade currently expects to take FID on the project in first half of 2021 and start-up of the LNG terminal is anticipated to occur in the fourth quarter of 2023.

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

        In November 2019, GasLog announced plans to relocate more of its employees including several members of senior management to the Piraeus, Greece office, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overheads. By the end of 2020, we had concluded these organizational changes, having closed the Monaco office and substantially reduced the number of employees in our London office.

        In August 2020, as the next phase in our strategy to enhance efficiency and reduce costs, we announced that the decision had been taken to include GasLog Partners and the Stamford office in the initiative. We reduced the size of the Partnership's board of directors from seven to five and closed the Stamford, Connecticut office.

        The offices in Singapore and Korea have been unaffected by the changes. We incurred total restructuring costs of approximately $10.0 million ($5.3 million in the year ended December 31, 2020 and $4.7 million in the year ended December 31, 2019). In 2021 and beyond, we expect like-for-like General and Administrative Expenses to fall by a similar amount of approximately $9.0 million.

        On February 6, 2020, GasLog Partners guided towards a reduction in its quarterly distribution from the first quarter of 2020 as a result of a number of increasingly strong negative indicators in the LNG shipping market. The Partnership reduced its quarterly common unit distribution to $0.125 in the first quarter of 2020 from $0.561 per unit for the fourth quarter 2019, followed by a further reduction to $0.01 per common unit beginning with the third quarter of 2020. GasLog Partners is now focusing capital allocation on debt repayment and prioritizing balance sheet strength for 2020, in order to lower cash break-evens and to reposition the Partnership for potential future growth if its cost of capital allows GasLog Partners to access debt and equity capital on acceptable terms.

Our Fleet

Owned Fleet

        The following table presents information about our wholly owned vessels and their associated time charters as of March 1, 2021:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Lydon Volney	2006	145,000	Spot Market	Steam	—	—
2	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
3	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
5	GasLog Chelsea	2010	153,600	Glencore	TFDE	January 2022	—
6	GasLog Salem	2015	155,000	Gunvor	TFDE	March 2022	—
7	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030 - 2033
8	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029 - 2033
9	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029 - 2033
10	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030 - 2034
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031 - 2035
12	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032 - 2035
13	GasLog Warsaw	2019	180,000	Cheniere	X-DF	May 2021	—
				Endesa		May 2029	2035 - 2041
14	GasLog Singapore	2010	155,000	Spot Market	TFDE	—	—
				Sinolam(3)		September 2031	—
15	GasLog Wales	2020	180,000	Jera	X-DF	March 2032	2035 - 2038

        The following table presents information about GasLog Partners' fleet and their associated time charters as of March 1, 2021:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
5	Solaris	2014	155,000	Shell	TFDE	August2021	—
6	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022 - 2028
7	Methane Shirley Elisabeth	2007	145,000	JOVO	Steam	August 2022	—
8	GasLog Shanghai	2013	155,000	Gunvor	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024 - 2025
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031
11	Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2023	2024 - 2025
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessels

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Hong Kong(5)	2018	174,000	Total	X-DF	December 2025	2028
2	Methane Julia Louise(4)	2010	170,000	Shell	TFDE	March 2026	2029 - 2031
3	GasLog Houston(6)	2018	174,000	Shell	X-DF	May 2028	2031 - 2034

(1)
Indicates the expiration of the initial term.

(2)
The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer's option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Windsor has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Wales has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Westminster has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Alison Victoria may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The charterer of the Methane Jane Elizabeth has the right to extend the term of related charter by two additional periods of one year, respectively, provided that the charterer gives us advance notice of its exercise of any extension option. The charterer of the GasLog Georgetown and the GasLog Galveston has the right to extend the charters by three consecutive periods of three years, two years and two years, respectively, each at the charterer's option.

(3)
The vessel is currently trading in the spot market and has been chartered to Sinolam for the provision of an FSU after the vessel's dry-docking and conversion to an FSU.

(4)
On October 21, 2020, GasLog's subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. GasLog has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter. The vessel remains on its charter with Total.

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

(6)
On January 22, 2021, GasLog's subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period and no later than the end of year 8 of the bareboat charter. The vessel remains on its charter with Shell.

Newbuilds

Vessel Name		Expected Delivery(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)	Optional Period(3)
1	Hull No. 2311	Q2 2021	180,000	Cheniere	X-DF	2028	2031 - 2035
2	Hull No. 2312	Q3 2021	180,000	Cheniere	X-DF	2028	2031 - 2035

(1)
Expected delivery quarters are presented.

(2)
Indicates the expiration of the initial term.

(3)
The charterer of Hull Nos. 2311 and 2312 has the right to extend the charters by three consecutive periods of three years, two years and two years, respectively, each at the charterer's option.

Charter Expirations

        The GasLog Seattle and the Solaris are due to come off charter in June and August 2021, respectively, while the GasLog Santiago is due to come off charter in December 2021. GasLog Partners and GasLog recently secured a new two-year time charter for the Methane Jane Elizabeth and continue to pursue opportunities for new term charters with third parties and will trade the vessels in the spot/short-term charter market, pursuing the most advantageous redeployment depending on evolving market conditions.

        By the end of 2020, all six of our Steam vessels had ended their initial multi-year time charters with subsidiaries of Shell, while three additional TFDE vessels will also conclude their multi-year charters during 2021. Although we have been successful in finding longer-term employment for some of our available vessels, this has been concluded at current market rates, which are below those achieved during the initial charters.

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

  •
  each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  upon delivery of the last of our two contracted newbuildings in 2021, our owned fleet will have an average age of 7.0 years, making it one of the youngest in the industry, compared to a current average age of 10 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2020.

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

Managed Fleet

        Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 32 LNG carriers currently operating in our owned and bareboat fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung or Hyundai of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

        The following table provides information about our managed, third party owned ship (not including the bareboat vessels):

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

        Our time charters provide for redelivery of the ship to us at the expiration of the term, which may be extended upon the charterer's exercise of its extension options, or upon earlier termination of the charter (as described below) plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

        The following discussion describes the material terms of the time charters for our owned and bareboat ships.

Initial Term, Extensions and Redelivery

Long-term Market (defined as charter parties with initial duration of more than five years)

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

        The GasLog Houston was delivered from the shipyard in January 2018 and delivered into her time charter with MSL in January 2019. The initial charter term for the ship will terminate in 2028. MSL has options to extend the terms of the charter of the GasLog Houston which is now owned by Hai Kuo Shipping and leased back to GasLog, for two consecutive periods of three years each, all at specified hire rates.

        Our time charter to MSL for the GasLog Genoa and the GasLog Gladstone began when the ships were delivered from the shipyard in March 2018 and March 2019, respectively. The initial charter terms for the ships will terminate in 2027 and 2029, respectively. MSL has options to extend terms of the charters for two consecutive periods of three years each, all at specified hire rates.

        Our time charter to Total for the GasLog Hong Kong began when the ship was delivered from the shipyard in March 2018. The initial charter term will terminate in 2025. Total has the option to extend the term of the charter of the GasLog Hong Kong which is now owned by Sea 190 Leasing and leased back to GasLog, by a three-year period at the charterer's option at a specified hire rate.

        Our time charters to Centrica for the GasLog Windsor and the GasLog Westminster began when the ships were delivered from the shipyard in 2020. The initial charter terms will terminate in 2027. Centrica has the option to extend the term of the charters by three consecutive periods of two years each at the charterer's option.

        Our time charter to Jera for the GasLog Wales began upon delivery of the vessel in 2020. The initial charter terms will terminate in 2032. Jera has the option to extend the term of the charter by two consecutive periods of three years.

        Our time charters to Cheniere for the GasLog Georgetown and the GasLog Galveston began when the ships were delivered from the shipyard in 2020 and 2021 respectively and the initial charter terms will terminate in 2027 and 2028 respectively. The time charters for Hull Nos. 2311 and 2312 will begin upon delivery of the vessels from the shipyard in 2021 and the initial charter terms will terminate in 2028. Cheniere has the option to extend the term of each of the charters by three consecutive periods of three years, two years and two years, respectively.

        Our time charter to Endesa for the GasLog Warsaw begins in May 2021. The initial charter term will terminate in 2029. Endesa has the option to extend the term of the charter by two six-year periods beyond the initial charter expiration date.

        Our time charter to Sinolam for the GasLog Singapore begins after the vessel's dry-docking and conversion to an FSU for an initial term of ten years.

Short-term Spot Market (defined as charter parties with initial duration of less than five years)

        Our time charter to Trafigura for the GasLog Santiago began in August 2018 and the charter will terminate in December 2021. Trafigura has various options to extend the term of the time charter for between one and seven years at specified rates.

        Our time charters to Gunvor for the GasLog Salem and the GasLog Shanghai began in June 2019 and the charters will terminate in 2022. They have a variable rate of hire within an agreed range during the charter period.

        Our time charter to JOVO for the Methane Shirley Elisabeth began in July 2020 and will terminate in August 2022.

        Our time charter to CNTIC VPower for the Methane Alison Victoria began in October 2020 and the charter will terminate in 2023. CNTIC VPower has the option to extend the term of the charter by two consecutive periods of one year.

        Our time charter to Glencore for the GasLog Chelsea began in November 2020 and the charter will terminate between January and February 2022.

        The initial time charter for the GasLog Warsaw to Cheniere began when the ship was delivered in August 2019 and will terminate in May 2021. Our time charter to Cheniere for the Methane Jane Elizabeth began in December 2020 and the charter will terminate in 2023. Cheniere has the option to extend the term of the charter by two consecutive periods of one year.

        The rates and period for the fixtures of the Methane Lydon Volney, the GasLog Skagen, the GasLog Saratoga, the GasLog Singapore, the GasLog Savannah, the Methane Rita Andrea, the GasLog Sydney and the Methane Heather Sally vary from charter to charter, as is the nature of trading in the spot charter market under contracts of up to six months.

Hire Rate Provisions

        "Hire rate" refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are five methods by which the daily hire rate for our owned ships is determined:

  •
  Under the first method, the hire rate includes two components: a capital cost component and an operating cost component. The capital cost component relates to the total cost of the ship's construction and is a fixed daily amount that is structured to provide a return on our invested capital. Some of the charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that may increase annually at a fixed percentage. Although the daily amount of the operating cost component is fixed (and potentially subject to a specified annual increase), it is intended to correspond to the costs of operating the ship and related expenses. In the event of a material increase or decrease in the actual costs we incur in operating the ship, a clause in the charter provides each party the right in certain circumstances to seek a review and potential adjustment of the operating cost component.

  •
  Under the second method, the hire rate includes only one component that is a fivxed daily amount that will either remain the same, increase or decrease by a specified amount during any option period as compared to the firm period.

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

  •
  Under the fourth method, the hire rate is based on a base hire rate adjustment mechanism for each voyage and is calculated by taking the average of the daily spot market headline rates of three broker reports. The three broker reports used for this calculation shall be drawn from the week which contains the date that is twenty (20) days prior to each loading date. The voyage is defined as being from drop last pilot at the discharge port until the drop last pilot at the next discharge port. For each voyage, the broker average daily rate, shall be subject to certain adjustments to determine the "Actual daily hire rate" of that voyage. The hire rate for each voyage is subject to maximum ceiling and minimum floor rates.

  •
  Under the fifth method, the hire rate is based on a base hire rate adjustment mechanism for each voyage and is calculated by taking the average rates of the BLNG1 (Gladstone to Tokyo), BLNG2 (Sabine Pass to UK Continent RV) and BLNG3 (Sabine to Tokyo) routes as published by Baltic Exchange under Baltic Exchange Liquefied Natural Gas Index. If M is the month in which the vessel tenders the Notice of Readiness at a load port, averages of the previous month M-1 shall be used. The hire rate for each voyage is subject to maximum ceiling and minimum floor rates.

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

Termination and Cancellation

        Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People's Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-dockings. The number of off-hire days which trigger this option varies dependent on the terms of the individual charter parties.

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

The Bareboat Charters

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

        On October 21, 2020, GasLog's subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. The vessel was sold to Sea 190 Leasing. GasLog has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter. The vessel remains on its charter with Total.

        On January 22, 2021, GasLog's subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. The vessel was sold to Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the first Hire Payment Date and no later than the end of year 8 of the bareboat charter. The vessel remains on its charter with Shell.

Shipbuilding Contracts

        As of December 31, 2020, our active shipbuilding contracts with Samsung in respect of three newbuildings have an aggregate contract price of approximately $560.3 million. As of December 31, 2020, the aggregate outstanding balance was $466.9 million (which includes the GasLog Galveston which was delivered on January 4, 2021), which will be paid upon the delivery of each vessel in 2021. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

        As of December 31, 2020, our remaining payment obligations under the shipbuilding contracts were as follows:

As of December 31, 2020(1)(2)
(in thousands of U.S. dollars)
Amounts due in less than one year	466,930

Total	466,930

(1)
As of December 31, 2020, $145.8 million is the remaining payment obligation under the shipbuilding contract of the GasLog Galveston delivered on January 4, 2021.

(2)
Instalments of $9.4 million have already been paid in 2021 to date.

        The shipbuilding contracts provide for the two newbuildings to be delivered and ready for immediate operation on various dates in 2021. The third newbuilding, the GasLog Galveston was delivered on January 4, 2021. The shipbuilding contracts require Samsung to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event and, in the event of a prolonged delay, we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

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

Ship Management Services and Construction Supervision

        Except for the Solaris, which is managed by a subsidiary of Shell, management of our owned and bareboat fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2020, ship management services provided to external customers accounted for approximately 0.1% of our consolidated revenues.

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

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, the GasLog Chelsea, the Methane Lydon Volney and the GasLog Warsaw and through the GasLog Partners vessels, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally , we operate in the spot charter market that covers charters of less than five years.

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

Seagoing and Shore-Based Employees

        As of December 31, 2020, we had 170 full-time employees and contractors based in our offices in Piraeus, Monaco, London, New Jersey, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,866 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2020, our retention rate was 97% for senior seagoing officers, 94% for other seagoing officers and 97.17% for shore staff.

        Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels, and for shore-based employees with experience of operating and managing LNG vessels, has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases and increased competition would be mitigated to some extent by adjustments to the GasLog salary and benefit structure and by certain provisions in some of our time charters, including automatic periodic adjustment and cost review provisions.

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

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessels as of March 1, 2021:

Ship Name	Dry-docking and Special Survey
GasLog Singapore	2021
Methane Rita Andrea	2021
GasLog Greece	2021
GasLog Glasgow	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Shanghai	2023
GasLog Houston	2023
GasLog Hong Kong	2023
GasLog Genoa	2023
GasLog Skagen	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
GasLog Gladstone	2024
GasLog Warsaw	2024
Solaris	2024
Methane Lydon Volney.	2024
GasLog Saratoga	2024
Methane Jane Elizabeth	2024
GasLog Windsor	2025
GasLog Westminster	2025
GasLog Wales	2025
GasLog Georgetown	2025
GasLog Galveston	2025
Methane Alison Victoria	2025
Methane Shirley Elisabeth	2025
Methane Heather Sally	2025
Methane Becki Anne	2025
Methane Julia Louise	2025
GasLog Savannah	2025
GasLog Chelsea	2025
GasLog Salem	2025
Hull No. 2311	2026
Hull No. 2312	2026

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

Loss of Hire Insurance/Delay Insurance

        We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also have in place delay insurance which, like loss of hire, covers all of our owned and bareboat vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The policy has a deductible of two days with a maximum of 12 days (which brings it in line with the loss of hire deductible of 14 days) for ship related perils and with a maximum of 5 days for shoreside perils. The hire rate is aligned with the loss of hire insurance daily sum insured and a daily rate per vessel of $40,000 for our wholly owned and bareboat vessels or the hire rate agreed as per the loss of hire insurance policy for the Partnership's vessels.

        Additionally, we buy war loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean and Gulf of Aden to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

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

Safety Performance

        We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2020, GasLog's fleet experienced 1 recordable injury and 7 first aid cases.

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

        SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2020, SOLAS 1974 had 164 contracting states, which flag about 99% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

United States

  Oil Pollution Act and CERCLA

        Our operations are subject to the OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. As of November 12, 2019, OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,300 per gross ton or $19,943,400 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

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

  Clean Water Act

        The U.S. Clean Water Act of 1972, (the "CWA"), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. Federal law.

        The United States Environmental Protection Agency, (the "EPA"), has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the

Normal Operation of Ships, (the "VGP"). To be covered by the VGP, owners of certain ships must submit a Notice of Intent, ("NOI"), at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, ("VIDA"), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

  Clean Air Act

        The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, (the "CAA"), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. However, our TFDE LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

        The CAA also requires states to adopt State Implementation Plans, ("SIPs"), designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

        U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, ("NISA"), impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, ("BWMS"), became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, (the "BWM Convention"). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

        Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, ("HNS Convention"), if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, ("HNS"), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

        Further the MEPC 75 of IMO adopted two other sets of amendments to the Marpol Annex VI related to Carbon intensity regulations. The Committee agreed on combining the technical and operational measures with entry into force dates on January 1, 2023. The Energy Efficiency Existing Ships Index (EEXI) will be implemented for existing ships as technical measure to reduce CO2 emissions. The Carbon Intensity Index (CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and framework will be fully defined at the next MEPC meeting in June 2021 and will be reviewed by January 1, 2026.

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

        We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize fuel-efficient diesel electric and low pressure two-stroke propulsion, can be considered among the cleanest of large ships in terms of emissions and very adaptable to the usage of newly developed lower and/or zero emission fuels.

Ship Security Regulations

        A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, ("MTSA"), was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or "ISPS Code". Among the various requirements are:

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

C. Organizational Structure

        GasLog is a holding company incorporated in Bermuda. As of March 1, 2021, it has 51 subsidiaries which are incorporated in the British Virgin Islands, Monaco, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus, Greece, Panama and England and Wales. Of our subsidiaries, 32 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 34 are wholly owned by us and 17 are 35.3% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

        We occupy office space at 69 Akti Miaouli, Piraeus, GR 18537, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping; the lease agreement is disclosed and filed with the Greek authorities, and has been entered into at market rates. We also occupy office space at (i) 99 Kings Road, London SW3 4PA, United Kingdom, which we lease through our subsidiary, GasLog Services UK Ltd.; (ii) ~24-02B Asia Square Tower 2, Singapore, which we lease through our subsidiary, GasLog Asia PTE. Ltd.; and (iii) 89 Hudson Street, Suite 406, Hoboken, Hudson County, New Jersey 07030, USA which we lease through our subsidiary, GasLog Services U.S. Inc.

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

        We are an international owner, operator and manager of LNG carriers. As of March 1, 2021, our wholly owned fleet consists of 17 LNG carriers, including 15 ships in operation and two LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter i) for a period of up to 20 years one vessel sold to Lepta Shipping in February 2016; ii) for a period of up to 12 years one vessel sold to Sea 190 Leasing in October 2020; and iii) for a period of up to eight years one vessel sold to Hai Kuo Shipping in January 2021. We currently manage and operate 33 LNG carriers including 15 of our wholly owned vessels in operation, 14 ships contributed or sold to the Partnership (the Solaris is managed by a subsidiary of Shell), the three bareboat vessels and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. As of March 1, 2021, 17 of our owned and bareboat vessels (including seven of the 15 vessels owned by GasLog Partners) and two of our newbuild vessels currently operate or will operate under long-term time charters (defined as those with initial duration of more than five years), and 16 of our vessels (including eight vessels owned by GasLog Partners) are currently trading in the short-term spot market (defined as contracts with initial duration of less than five years). As of December 31, 2020, our contracts are expected to provide total contracted revenue of $3.5 billion during their initial terms, which expire between 2021 and 2032.

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

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", oil prices, as measured by the spot price of Brent crude oil, experienced continued volatility during 2020, trading within a range of approximately $19 per barrel to $69 per barrel. During 2020, oil prices were pressured for much of the year by lower demand following the COVID-19 pandemic, particularly for transportation related oil products such as jet fuel. In response, members of the Organization of Petroleum Exporting Countries ("OPEC") reduced output of crude oil and a record number of oil drilling rigs were idled in the United States. After reaching a bottom point of $19 per barrel in March, oil prices have recovered by 168% and ended the year at approximately $52 per barrel as oil production cuts and a favorable economic outlook following the distribution of several COVID-19 vaccines around the world have worked to balance the market. In early 2021, spot oil prices have continued to recover. As of February 25, 2021 Brent crude oil was quoted at approximately $65 per barrel compared to $52 per barrel at December 31, 2020 and $56 per barrel at the same time last year.

        Similarly, global natural gas prices were under sustained pressure for most of 2020. Natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility ("TTF"), averaged $3.25 per million British Thermal Units ("MMBtu") in 2020 while in Asia, the Japan Korea Marker ("JKM") averaged $4.22 per MMBtu. Both hit multi-year lows during the year. Meanwhile, gas prices in the United States, as measured by the Henry Hub ("HH") benchmark, averaged $2.13 per MMBtu and also reached multi-year lows during the summer. Global gas prices were impacted by lower industrial demand following the COVID-19 pandemic, particularly during the second and third quarters, as well as increasing gas production in export markets such as the United States. In addition, a warmer than average 2019/20 winter in the Northern Hemisphere kept inventories in Europe and parts of Asia above their 5-year averages to start the year and the start-up of new LNG export capacity during 2020 and the ramp up of facilities which began production in 2019 added new supply to the market.

        Beginning late in the third quarter, TTF and JKM rose strongly ahead of the winter season in the Northern Hemisphere and ended 2020 at their highest levels of the year, $6.87 per MMBtu and $14.30 per MMBtu, respectively. The rise in import prices in Northern Asia and Europe was driven by a colder than average start to the winter season, supply outages in LNG production facilities, particularly in Australia and Norway, and delays at the Panama Canal which diverted some shipments of LNG to Asia around the Cape of Good Hope, adding additional delivery time. The recovery in LNG prices continued into the start of 2021 where JKM reached over $30 per MMBtu in early January, setting a new all-time record.

        International gas prices have moderated since the beginning of 2021 as procurement for the Northern Hemisphere winter wanes; however, import prices remain well above the levels observed during the same period in 2020. As of February 25, 2021, natural gas prices were quoted at approximately $5.67 per MMBtu for TTF compared to $2.88 per MMBtu at the same time last year and at approximately $5.80 per MMBtu for JKM compared to $2.90 per MMBtu at the same time last year. By contrast, the price recovery of spot Henry Hub in the U.S., has been less dramatic, quoted at $2.76 per MMBtu as of February 25, 2021 compared to $1.83 at the same time last year.

        While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. The recent rise in Asian and European gas prices referenced above have resulted in a differential currently wide enough to incentivize inter-basin trade and gas price futures imply that the inter-basin arbitrage opportunity may exist periodically in coming months and years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

        According to Wood Mackenzie, global seaborne trade of LNG was 365 million tonnes ("mt") in 2020, an increase of 1% over 2019. During the year, new production capacity started in the United States at Cameron Trains 2 and 3,Freeport Train 3 and Corpus Christi Train 3 as well as Elba Island. Supply from existing liquefaction facilities in Russia also increased. Meanwhile, downtime and/or underperformance at existing facilities in Australia and Norway partially offset these gains. In addition, the COVID-19 pandemic, combined with low import prices in Europe and Asia, saw the cancellation of approximately 15 mt of supply during the second and third quarters of 2020, primarily out of the US and Egypt.

        LNG supply is projected to rise 4% to approximately 385 mt in 2021, according to Wood Mackenzie. This expected growth is driven by the ramp-up of new supply commissioned in 2020 and new capacity scheduled to come on stream in 2021. In addition, current forward curves for natural gas and LNG as well as a rebound in global oil prices and global economic activity following the COVID-19 pandemic, indicate fewer cargo cancellations, particularly out of the US, in the shoulder months of the second and third quarters of 2021.

        During 2020, only one new LNG liquefaction project, Sempra Energy's Costa Azul LNG project in Mexico, capacity of approximately 3.25 mtpa reached Final Investment Decision ("FID"), the lowest amount of new capacity in 22 years. As of February 25, 2021, one project has reached FID in 2021, Qatar's North Field Expansion Project which was sanctioned on February 8, 2021. The project anticipates the construction of 4 new trains with a combined capacity of 33 mtpa. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

        According to Wood Mackenzie, LNG demand increased by 1%, to 354 mt in 2020 from 350 mt in 2019. China accounted for much of the growth, adding demand for approximately 7 mt in 2020, an increase of 11% over 2019. Indian demand grew by 3 mt or 13% in 2020 to approximately 25 mt while demand from Turkey was up 1.7 mt or 19%. Meanwhile demand from Japan, Northwest Europe and South Korea declined by 3 mt, 1mt and 1 mt, respectively, declines of 4%, 3% and 2% over 2019.During 2020, 37 mtpa of long-term (defined as greater than 5 years duration) off-take commitments have been agreed, according to Wood Mackenzie, a positive indicator for future LNG demand.

        Wood Mackenzie forecasts global LNG demand growth of over 88 mt between 2021 and 2026, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 65% and China, Latin America and India expected to account for 26%, 5% and 9%, respectively.

LNG Shipping Rates and Chartering Activity

        In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $59,000 per day in 2020, a 16% decrease year-on-year. Low gas prices during much of 2020 limited the arbitrage opportunity for transporting LNG between the Atlantic and Pacific basins, particularly in the first 9 months of the year. However, the market balance tightened in the fourth quarter of 2020, as evidenced by the sharp increase in TFDE headline rates to an annual peak of $145,000 per day in December, following a marked decrease in spot ship availability. According to Poten, 54 term charters between 12 months and seven years were reported in 2020, a decrease of 14% over 2019, of which 24 were for TFDE vessels and 13 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

        Clarksons assesses headline spot rates for TFDE and Steam LNG carriers at $46,500 per day and $30,000 per day, respectively as of February 19, 2021. The COVID-19 pandemic continues to create uncertainty regarding near-term demand for LNG. In addition, spot rates may be prone to further periods of seasonality and volatility similar to those seen in recent years. Accordingly, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarters of the last three years, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

        Delays to the start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        According to Poten, as of February 26, 2021, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 538 vessels with another 112 LNG carriers on order, of which 86 vessels (or 77%) have multi-year charters. Poten estimates that a total of 44 LNG carriers are due to be delivered in the remainder of 2021, with 13 of these in the remainder of the first half of the year. In 2020, 35 orders for LNG carriers were placed, as estimated by Poten. Newbuild ordering saw a decline relative to 2019 and 2018. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements. The statements in this "Industry Overview and Trends" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See "Item 3. Key Information—D. Risk Factors" of this annual report.

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

  •
  our ability to employ the ships we own and the bareboat vessels, that currently do not have charters at economically attractive rates;

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

        The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2020 for (a) our wholly owned fleet, the 15 ships in the GasLog Partners' fleet, the bareboat vessels for which we have secured time charters and (b) our two newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events, including charter party agreements signed or amended, occurring after December 31, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future; nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the ships that are trading in the spot market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2020

Contracted Charter Revenues and Days from Time Charters

	For the Year Ending December 31,
	2021	2022	2023	2024	2025 - 2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$606.3	$568.7	$521.6	$445.7	$1,347.4	$3,489.7
Total contracted days(1)	9,244	8,232	7,036	5,887	18,151	48,550
Total available days(2)	12,176	12,775	12,535	12,660	100,590	150,736
Total unfixed days(3)	2,932	4,543	5,499	6,773	82,439	102,186
Percentage of total contracted days/total available days	75.9%	64.4%	56.1%	46.5%	18.0%	32.2%

(1)
Reflects time charter revenues and contracted days for our wholly owned ships, the 15 ships owned by the Partnership, the bareboat vessels and three newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter's term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

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

General and Administrative Expenses

        General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with share-based compensation, rent, utilities, travel expenses, legal expenses, information and computing equipment and services, other professional services and consultants, training for crew familiarization and other advisor costs. In addition, general and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for stock plan and restructuring obligations, pursuant to management's decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office and to close the Stamford, Connecticut office.

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

Financial Costs

        We incur interest expense on the outstanding indebtedness under our existing credit facilities, bonds and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. For a description of our credit facilities, including our loan agreements and sale and leaseback agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

Share of Profit of Associates

        The share of profit of associates consists of our share of profits from (a) our 25.0% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle and (b) our 20.0% ownership in Gastrade, a Greek private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other infrastructure.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

	Year ended December 31,
	2019	2020	Change
Amounts are in thousands of U.S. Dollars
Revenues	$668,637	$674,089	$5,452
Net pool allocation	(4,264)	—	4,264
Voyage expenses and commissions	(23,772)	(21,883)	1,889
Vessel operating and supervision costs	(139,662)	(148,235)	(8,573)
Depreciation	(168,041)	(177,213)	(9,172)
General and administrative expenses	(47,385)	(47,249)	136
Loss on disposal of non-current assets	—	(572)	(572)
Impairment loss on vessels	(162,149)	(28,627)	133,522

Profit from operations	123,364	250,310	126,946

Financial costs	(190,481)	(165,281)	25,200
Financial income	5,318	726	(4,592)
Loss on derivatives	(55,441)	(84,658)	(29,217)
Share of profit of associates	1,627	2,192	565

Total other expenses, net	(238,977)	(247,021)	(8,044)

(Loss)/profit for the year	(115,613)	3,289	118,902

Non-controlling interests	(14,952)	48,237	63,189

Loss attributable to owners of the Group	$(100,661)	$(44,948)	$55,713

        During the year ended December 31, 2019, we had an average of 27.2 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 9,518 revenue operating days and an average of 27.2 ships operating under our technical management (including 27.0 of our owned and bareboat ships). During the year ended December 31, 2020, we had an average of 30.1 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 10,031 revenue operating days and an average of 30.1 ships operating under our technical management (including 29.1 of our owned and bareboat ships).

        Revenues:    Revenues increased by 0.8%, or $5.5 million, from $668.6 million during the year ended December 31, 2019 to $674.1 million during the year ended December 31, 2020. The increase in revenues is mainly attributable to an increase of $76.8 million deriving from the full operation of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019 and the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster and the GasLog Georgetown on April 1, 2020, May 11, 2020, July 15, 2020 and November 16, 2020, respectively. These deliveries resulted in an increase in revenue operating days. This increase was partially offset by a decrease of $45.0 million from the Partnership's fleet, mainly attributable to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the

Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney (which had higher rates compared to their current contracted rates) and also due to increased off-hire days for scheduled dry-dockings. There was also a decrease of $27.8 million, mainly attributable to the performance of our remaining vessels operating in the spot market. As a result, the average daily hire rate decreased from $70,167 for the year ended December 31, 2019 to $67,120 for the year ended December 31, 2020.

        Vessel Operating and Supervision Costs:    Vessel operating and supervision costs increased by 6.1%, or $8.5 million, from $139.7 million during the year ended December 31, 2019 to $148.2 million during the year ended December 31, 2020. The increase in vessel operating and supervision costs is primarily attributable to the increase in ownership days due to the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster and the GasLog Georgetown on April 1, 2020, on May 11, 2020, on July 15, 2020 and November 16, 2020, respectively, partially offset by the decrease in daily operating costs from $14,595 per ownership day (as defined below excluding the Solaris managed by Shell) for the year ended December 31, 2019 to $13,975 per ownership day (as defined below excluding the Solaris managed by Shell) for the year ended December 31, 2020. Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel decreased mainly due to the decreased scheduled technical and maintenance costs as a result of management's operating cost initiatives during 2020 and decreased insurance costs, partially offset by the unfavorable movement of the Euro ("EUR")/U. S. Dollar ("USD") exchange rate in the year ended December 31, 2019 as compared to the year ended December 31, 2020.

        Depreciation:    Depreciation increased by 5.5%, or $9.2 million, from $168.0 million during the year ended December 31, 2019 to $177.2 million during the year ended December 31, 2020. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in year ended December 31, 2020, compared to the prior year and the increase from the depreciation of the right-of-use assets, which were partially offset by the impairment charges recognized in the prior year and the year end December 31, 2020.

        General and Administrative Expenses:    General and administrative expenses decreased by 0.4%, or $0.2 million, from $47.4 million during the year ended December 31, 2019 to $47.2 million during the year ended December 31, 2020, before adjusting for restructuring costs. General and administrative expenses include the effect of the restructuring costs of $4.7 million and $5.3 million for the year ended December 31, 2019 and 2020, respectively. Daily general and administrative expenses decreased from $4,770 per vessel ownership day for the year ended December 31, 2019 to $4,306 per vessel ownership day for the year ended December 31, 2020, which includes restructuring costs of $473 and $484 per vessel ownership day in 2019 and 2020, respectively. The decrease in absolute terms is mainly attributable to the reduced travel and accommodation expenses, mainly due to the COVID-19 related travel restrictions imposed during 2020 and reduced employee costs, which were partially offset by increased legal costs of $1.0 million associated with the Transaction incurred as of December 31, 2020, as well as $0.5 million legal costs and professional expenses associated with the Strategic Review at GasLog Partners level, the increased costs of directors and officers insurance, the increase in foreign exchange losses and the increased restructuring costs.

        Impairment Loss on Vessels:    Impairment loss on vessels was $162.1 million for the year ended December 31, 2019 and $28.6 million for the year ended December 31, 2020. The impairment loss for the year ended December 31, 2019 was recognized with respect to the Partnership's Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally) and the Steam vessel owned by GasLog (the Methane Lydon Volney), as a result of the impairment assessment performed by the Group for the entire fleet after concluding that events and circumstances triggered the existence of potential impairment of its vessels as of December 31, 2019. The impairment loss recorded for the year ended December 31, 2020 was recognized with respect to one Steam vessel owned by GasLog (the Methane Lydon Volney) and four vessels owned by the Partnership (the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Alison Victoria and the Methane Heather Sally), as a result of the COVID-19 pandemic which placed downward pressure on economic activity and energy demand, as well as significant uncertainty regarding future near-term LNG shipping demand and, therefore LNG shipping requirements.

        Financial Costs:    Financial costs decreased by 13.2%, or $25.2 million, from $190.5 million during the year ended December 31, 2019 to $165.3 million during the year ended December 31, 2020. The decrease in financial costs is mainly attributable to a net decrease of $27.7 million in interest expense on loans, bonds and cash flow hedges due primarily to a decrease in LIBOR rates during the year ended December 31, 2020 compared to the same period in 2019. Specifically, during the year ended December 31, 2020, we had an average of $3,428.2 million of outstanding indebtedness, with a weighted average interest rate of 3.7%, while during the year ended December 31, 2019, we had an average of $3,072.0 million of outstanding indebtedness, with a weighted average interest rate of 5.1%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs. In addition, there was a decrease of $5.5 million in other financial costs mainly due to the unrealized foreign exchange losses on cash and bond incurred in the previous year, a decrease of $0.6 million in finance lease charges and a decrease of $0.1 million in loss arising on bond repurchases at premium, partially offset by an increase of $8.7 million deriving mainly from the write-off of fees relating to the refinancings and the sale and leaseback transaction that took place during the year.

        Loss on Derivatives:    Loss on derivatives increased by $29.3 million, from a loss of $55.4 million for the year ended December 31, 2019 to a loss of $84.7 million for the year ended December 31, 2020. The increase is mainly attributable to a decrease of $24.0 million in realized gain from interest rate swaps held for trading, the increase of $10.0 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a loss of $54.0 million for the year ended December 31, 2019, as compared to a loss of $64.0 million for the year ended December 31, 2020, and an increase of $0.2 million in the ineffective portion of cash flow hedges, partially offset by a decrease of $4.3 million in realized loss on forward foreign exchange contracts held for trading and a decrease of $0.7 million in recycled loss of cash flow hedges reclassified to profit or loss.

        (Loss)/profit for the Year:    Loss for the year decreased by $118.9 million, from a loss of $115.6 million for the year ended December 31, 2019 to a profit of $3.3 million for the year ended December 31, 2020 as a result of the aforementioned factors.

        Loss Attributable to Owners of the Group:    Loss Attributable to Owners of the Group decreased by $55.8 million, from a loss of $100.7 million for the year ended December 31, 2019 to a loss of $44.9 million for the year ended December 31, 2020. The decrease in loss attributable to the owners of GasLog resulted mainly from the respective movements in loss mentioned above.

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

Customers

        For the year ended December 31, 2020, we received 57.2% of our revenues from Shell, 27.7% of our revenues from major LNG producers, 15.0% of our revenues from various charterers in the spot/short-term market and 0.1% of our revenues from Egypt LNG. For the year ended December 31, 2019, we received 70.0% of our revenues from Shell, 15.7% of our revenues from various charterers in the spot/short-term market, 14.2% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG.

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

B. Liquidity and Capital Resources

        As of December 31, 2020, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO, proceeds from the 2014, 2015, 2016, 2017 and 2018 follow-on common and preference equity offerings by GasLog and GasLog Partners, the 2017, 2019 and 2020 follow-on debt offerings and the private placements, operating cash flows and long-term financings including bank loans and bond offerings. Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels' maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

        We anticipate that our primary sources of funds will be available cash, cash from operations, borrowings under existing and new loan agreements and additional equity. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

        Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

        As of December 31, 2020, we had $367.3 million of cash and cash equivalents, of which $147.8 million was restricted cash, in relation to the amount drawn for the delivery of the GasLog Galveston until her delivery from the shipyard on January 4, 2021. In addition, an amount of $23.5 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets. This amount has been further reduced to $12.9 million as of March 1, 2021. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management.

        As of December 31, 2020, we had an aggregate of $3.8 billion of indebtedness outstanding under our credit facilities and bond agreements, of which $245.6 million was repayable within one year, and $196.2 million of lease liabilities related to the sale and leaseback of the Methane Julia Louise, of which $9.6 million was payable within one year.

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

        GasLog has hedged 47.6% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of December 31, 2020.

        The total contract price for our two newbuildings on order as of December 31, 2020 is approximately $378.0 million, (excluding the GasLog Galveston which was delivered on January 4, 2021) of which $56.6 million was paid as of December 31, 2020. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the remaining newbuildings on various dates in 2021. As of December 31, 2020, the total remaining balance of the contract prices for the two newbuildings was $321.1 million (excluding the GasLog Galveston which was delivered on January 4, 2021), all of which is due within 12 months which will be funded under the existing 7xNB Facility signed December 12, 2019, available cash and cash from operations.

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

        No issuances of common units were made under the ATM Programme in 2020. From establishment of the ATM Programme through December 31, 2020, GasLog Partners issued and received payment for 5,291,304 common units at a weighted average price of $23.33 per common unit for total gross proceeds of $123.4 million and total net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2.5 million.

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the year ended December 31, 2019, GasLog Partners repurchased and cancelled 1,171,572 of the Partnership's common units at a weighted average price of $19.52 per common unit for a total amount of $22.9 million, including commissions. On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25.0 million, to be utilized from February 10, 2020 to December 31, 2021. Since the authorization of the unit repurchase programme and through December 31, 2020, GasLog Partners has repurchased and cancelled a total of 1,363,062 of the Partnership's common units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions.

        On February 20, 2019, the Partnership entered into a credit agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge ("Nordea") and Iyo Bank, Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, of up to $450.0 million (the "2019 Partnership Facility"), in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently, on the same date, the Development Bank of Japan, Inc., entered the facility as lender via a transfer certificate. The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly installment, if any, in February 2024. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. Interest on the 2019 Partnership Facility is payable at a rate of LIBOR plus a margin.

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

        On November 21, 2019, GasLog completed the issuance of NOK 900.0 million (equivalent to $98.6 million) of NOK 2024 Bonds in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and have a coupon of 6.25% over the three-month Norwegian Interbank Offered Rate ("NIBOR"). The proceeds from the issuance were used in part to repurchase and cancel NOK 316.0 million (or $34.6 million) of the outstanding senior unsecured bonds due May 2021 (the "NOK 2021 Bonds") at a price of 104.75% of par value. The outstanding balance of the NOK 2021 Bonds, after the partial repurchase, amounted to NOK 434.0 million (equivalent to $49.2 million). On January 31, 2020, GasLog completed the repurchase of the outstanding balance of the NOK 2021 Bonds at a price of 104.0% of par value plus accrued interest, for a total consideration of NOK 451.4 million ($54.4 million). In addition, GasLog paid $10.5 million for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value. The exchange was completed in January 13, 2020. On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the NOK 2021 Bonds at a price of 104.0% of par value, resulting in a loss of $1.9 million.

        On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan bears interest plus a margin. On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020 and on December 29, 2020, GasLog drew $152.5 million, $149.4 million, $149.3 million, $147.8 million and $147.8 million, respectively under this facility to partially finance the delivery of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston.

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

        On February 13, 2020, on March 13, 2020 and on March 18, 2020, GasLog drew down $23.3 million, $50.7 million and $26.0 million, respectively, under the revolving credit facility of up to $1.1 billion entered into on July 19, 2016 (the "Legacy Facility Refinancing") and was subsequently refinanced as discussed below.

        On June 29, 2020, GasLog completed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through a Private Placement. The net proceeds were used for general corporate purposes. This transaction increased liquidity and further strengthened the capital structure of GasLog. Approximately 75% of shares issued in the Private Placement were purchased by GasLog's directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings Ltd., wholly-owned by the Livanos family and 4,000,000 common shares purchased by a wholly-owned affiliate of the Onassis Foundation.

        On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual instalments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The existing loan facilities of the specified vessels were terminated.

        In addition, on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual instalments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $193.7 million was drawn down on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The existing loan facilities of the specified vessels were terminated.

        Furthermore, on July 16, 2020 GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. entered into a credit agreement of $576.9 million with ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea, acting as global co-coordinators and bookrunners, and HSBC Bank plc acting as mandated lead arranger; Credit Agricole Corporate and Investment Bank acting as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acting as arrangers, each of those being an original lender. The credit agreement was entered to refinance the existing indebtedness due in 2021 of six of the Group's vessels. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494.5 million Term Loan Facility which will amortize over 18 equal quarterly installments of $9.3 million beginning in April 2021 (following an initial repayment in January 2021 in the amount of $18.7 million), with a final balloon amount of $307.5 million payable concurrently with the last installment in June 2025 and a $82.4 million revolving loan facility which also matures in June 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the

GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds will be used for general corporate and working capital purposes. The existing loan facilities of the specified vessels were terminated.

        On July 30, 2020, GasLog entered into a credit agreement of $96.8 million with National Bank of Greece S.A. ("NBG") for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. NBG is acting as the sole original lender. An amount of $96.8 million was drawn on July 31, 2020, out of which $92.2 million was used to refinance the outstanding indebtedness of the GasLog Chelsea. The balance of the proceeds will be used for general corporate and working capital purposes. The facility amortizes over 20 equal quarterly installments of $1.9 million beginning in October 2020, with a final balloon amount of $59.0 million payable concurrently with the last instalment in July 2025. The existing loan facility of the specified vessel was terminated.

        Diversifying the list of hedging providers, GasLog has entered into novation agreements with Nordea and Standard Chartered Bank. Subsequently, two interest rate swaps originally held with Nordea and due to mature in 2022, have now been transferred to Standard Chartered Bank. The aggregate notional amount of the trades is $166.6 million. Furthermore, as part of the closing of the Partnership's refinancing in July 2020, GasLog Partners entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch, all secured under the GasLog Partners' $193.7 million facility agreement signed on July 16, 2020 in relation to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. At the same time, two DNB swaps with GasLog for the same notional amount and tenor were terminated. Finally, as part of the closing of the GasLog Chelsea's refinancing in July 2020, GAS-fifteen Ltd., entered into a new interest rate swap agreement with a notional amount of $96.8 million due in 2025 with the facility lender NBG and secured by the NBG's $96.8 million facility agreement signed on July 30, 2020. Due to the actions undertaken above, combined with favorable movements in marked-to-market valuations and after interest payments made under the swap rollovers, cash collateral with respect to our interest rate and cross-currency swap agreements decreased to $12.9 million as of March 1, 2021.

        On October 21, 2020, GasLog's subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. The vessel was sold to Sea 190 Leasing. GasLog has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter. The vessel remains on its charter with Total.

        On January 22, 2021, GasLog's subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. The vessel was sold to Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at the end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year 8 of the bareboat charter. The vessel remains on its charter with Shell.

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

Working Capital Position

        As of December 31, 2020, our current assets totaled $437.5 million, while current liabilities totaled $459.4 million, resulting in a negative working capital position of $21.9 million. Current liabilities include $59.6 million of unearned revenue in relation to hires received in advance of December 31, 2020 (which represents a non-cash liability that will be recognized as revenue in January 2021 as the services are rendered).

        Management monitors the Company's liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account the volatile commercial and financial market conditions experienced throughout 2020, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021, as well as the sale and leaseback transactions we concluded in October 2020 and January 2021 that released incremental liquidity of $61.2 million. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and sustainable improvement of the LNG market, that are beyond our control. Our long-term ability to repay our debts and maintain compliance with our debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak. Finally, our 8.875% Senior Notes will mature on March 22, 2022, which we plan to refinance in due course.

Cash Flows

Year ended December 31, 2019 compared to the year ended December 31, 2020

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2019	2020	Change
Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$317,423	$288,951	$(28,472)
Net cash used in investing activities	(442,978)	(729,569)	(286,591)
Net cash provided by financing activities	50,066	545,954	495,888

Net Cash Provided By Operating Activities

        Net cash provided by operating activities decreased by $28.4 million, from $317.4 million during the year ended December 31, 2019 to $289.0 million during the year ended December 31, 2020. The decrease is mainly attributable to a decrease of $27.9 million from movements of the working capital accounts (the $21.0 million decrease in movements of cash collateral relating to swaps partially offset by a decrease of $32.3 million in movements of balances with related parties, mainly due to the collection of balances due from the LNG carrier pooling arrangement operated by GasLog, and Golar LNG Ltd. (the "Cool Pool"), a decrease of $6.6 million from movements in trade and other receivables and a decrease of $4.4 million from movements in trade payables), a decrease of $24.0 million in realized gains on interest rate swaps held for trading and an increase of $8.6 million in vessel operating and supervision costs, which were partially offset by a decrease of $16.3 million in cash paid for interest, an increase of $5.5 million in revenues, a decrease of $4.3 million in realized losses from forwards, a decrease of $4.3 million in net pool allocation and a net increase of $1.7 million from the remaining movements.

Net Cash Used In Investing Activities

        Net cash used in investing activities increased by $286.6 million, from $443.0 million during the year ended December 31, 2019 to $729.6 million during the year ended December 31, 2020. The increase is mainly attributable to an increase of $260.9 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a net decrease of $16.0 million in cash from short-term investments in the year ended December 31, 2020, compared to the same period of 2019, an increase of $4.9 million in net cash used in payments for right-of-use assets and a decrease of $4.6 million in cash from interest income.

Net Cash Provided By Financing Activities

        Net cash provided by financing activities increased by $495.9 million, from $50.1 million during the year ended December 31, 2019 to $546.0 million during the year ended December 31, 2020. The increase is mainly attributable to an increase of $1.2 billion in proceeds from loans and bonds, a decrease of $103.4 million in dividend payments, a decrease of $44.8 million in payments for NOK bond repurchases at a premium, an increase of $36.0 million in proceeds from the Private Placement, an increase of $31.6 million in proceeds from entering into interest rate swaps and a decrease of $23.7 million in cash used for purchases of treasury shares, partially offset by an increase of $934.0 million in loan and bond repayments, an increase of $32.0 million relating to the payment for the termination of interest rate and cross currency swaps, a net increase of $9.1 million in payments of loan issuance costs and an increase of $1.2 million in payments for lease liabilities.

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

Borrowing Activities

Credit Facilities

        The following summarizes certain terms of the nine outstanding facilities as of December 31, 2020:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Sea Bridge Finance Limited, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (GasLog Genoa), GAS-twenty three Ltd. (GasLog Gladstone) and GAS-twenty four Ltd. (GasLog Houston)	$873.8 million	Nil	LIBOR + applicable margin	2028, 2030 and 2031(1)	GAS-eleven Ltd.: 10 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 10 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule

GAS-thirteen Ltd.: 11 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 11 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

GAS-twenty two Ltd.: 14 consecutive semi-annual installments of $5.9 million, a balloon payment due in 2028 of $37.0 million and thereafter 4 consecutive semi-annual installments of $4.3 million until March 2030.

GAS-twenty three Ltd.: 16 consecutive semi-annual installments of $5.9 million, a balloon payment due in 2029 of $37.0 million and thereafter 4 consecutive semi-annual installments of $4.3 million until March 2031.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule

GAS-twenty four Ltd.: 14 consecutive semi-annual installments of $5.9 million, a balloon payment due in 2028 of $37.0 million and thereafter 4 consecutive semi-annual installments of $4.3 million until January 2030.

2019 GasLog Partners Facility	Credit Suisse AG, Nordea, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea) and GAS-seventeen Ltd. (Methane Jane Elizabeth)	$398.5 million	Nil	LIBOR + applicable margin	2024	13 consecutive quarterly reductions of $7.4 million and a balloon amount of $302.9 million, together with the final quarterly reduction.
GasLog Warsaw Facility	ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited	GasLog Hellas-1 Special Maritime Enterprise (GasLog Warsaw)	$121.4 million	N/A	LIBOR + applicable margin	2026	23 consecutive quarterly repayments of $1.6 million and a balloon amount of $84.2 million together with the final quarterly reduction.
7xNB Facility

Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank, The Korea Development Bank and KB Kookmin Bank

GAS-twenty eight Ltd. ("GasLog Windsor"), GAS-thirty Ltd. ("GasLog Westminster"), GAS-thirty one Ltd. ("GasLog Wales"), GAS-thirty two Ltd. ("GasLog Geargetown"), GAS-thirty three Ltd. ("GasLog Galveston"), GAS-thirty four Ltd. and GAS-thirty five Ltd.

			$738.4 million	$305.9 million	LIBOR + applicable margin	2032 and 2033(1)

GAS-twenty eight Ltd.: 12 consecutive semi-annual installments of $4.3 million, a balloon payment due in 2027 of $54.2 million and thereafter 10 consecutive semi-annual installments of $4.3 million until March 2032.

GAS-thirty Ltd.: 13 consecutive semi-annual installments of $4.2 million, a balloon payment due in 2027 of $53.1 million and thereafter 10 consecutive semi-annual installments of $4.2 million until July 2032.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule

GAS-thirty one Ltd.: 12 consecutive semi-annual installments of $4.2 million, a balloon payment due in 2027 of $53.1 million and thereafter 10 consecutive semi-annual installments of $4.2 million until May 2032.

GAS-thirty two Ltd.: 13 consecutive semi-annual installments of $4.1 million, a balloon payment due in 2027 of $52.6 million and thereafter 10 consecutive semi-annual installments of $4.1 million until November 2032.

GAS-thirty three Ltd.: 13 consecutive semi-annual installments of $4.1 million, a balloon payment due in 2027 of $52.6 million and thereafter 10 consecutive semi-annual installments of $4.1 million until December 2032.

GasLog Partners $260.3M Facility	BNP Paribas, Credit Suisse AG, Alpha Bank S.A. and Development Bank of Japan, Inc	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd, (Solaris), GAS-twenty Ltd. (Methane Shirley Elisabeth)	$260.3 million	N/A	LIBOR + applicable margin	2025	10 equal semi-annual instalments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
GasLog Partners $193.7M Facility	DNB Bank ASA and ING Bank N.V.	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty one Ltd. (Methane Heather Sally), GAS-twenty seven Ltd. (Methane Becki Anne)	$193.7 million	N/A	LIBOR + applicable margin	2025	10 equal semi-annual instalments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025.
GasLog $576.9M Facility	ABN AMRO Bank N.V., Citigroup Global Markets Limited, Nordea, HSBC Bank plc, Credit Agricole Corporate and Investment Bank and Unicredit Bank AG	GAS-one Ltd (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-six Ltd. (GasLog Skagen), GAS-nine Ltd. (GasLog Saratoga), GAS-ten Ltd. (GasLog Salem), GAS-eighteen Ltd. (Methane Lydon Volney)	$576.9 million	N/A	LIBOR + applicable margin	2025

Term Loan Facility of $494.5 million will amortize over 18 equal quarterly instalments of $9.3 million beginning in April 2021 (following an initial repayment in January 2021 in the amount of $18.7 million), with a final balloon amount of $307.5 million payable concurrently with the last installment in June 2025. Revolving loan facility of $82.4 million also matures in June 2025.

GasLog Chelsea $96.8M Facility	National Bank of Greece S.A.	GAS-fifteen Ltd. (GasLog Chelsea)	$94.9 million	N/A	LIBOR + applicable margin	2025	19 equal quarterly instalments of $1.9 million beginning in October 2020, with a final balloon amount of $59.0 million payable concurrently with the last instalment in July 2025.
GasLog Hong Kong Sale and leaseback transaction ("GasLog Hong Kong SLB")	CMB Financial Leasing Co. Ltd. ("CMBFL")	GAS-twenty five Ltd. (GasLog Hong Kong)	$163.4 million	N/A	LIBOR + applicable margin	2032

20 equal quarterly instalments of $2.7 million beginning in January 2021, 28 equal quarterly instalments of $1.4 million beginning in January 2026, with a final balloon amount $70.0 million concurrently with the last instalment in October 2032.

(1)
Maturity dates are scheduled 12 years from the drawdown date of each individual vessel loan based on the vessel's actual or scheduled delivery date.

        Our credit facilities are secured as follows:

  •
  first priority mortgages over the ships owned by the respective borrowers;

  •
  guarantees from us and our subsidiary GasLog Carriers Ltd. in the case of the GasLog Warsaw Facility, the 7xNB Facility, the GasLog $576.9M Facility and the GasLog Chelsea $96.8M Facility; in the case of the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility guarantees from GasLog Partners and GasLog Partners Holdings LLC; in the case of the October 2015 Facility, guarantees from us and GasLog Carriers Ltd. for an amount up to the value of the commitments of the vessels owned by GasLog Carriers Ltd. and guarantees from the Partnership and GasLog Partners Holdings LLC for an amount up to the value of the commitments of the vessels owned by GasLog Partners Holdings LLC;

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

        Our credit facilities (with the exception of the 2019 GasLog Partners Facility; GasLog Partners $260.3M Facility; the GasLog Partners $193.7M Facility; and for the debt of the vessels owned by GasLog Partners under the October 2015 Facility) also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

  •
  our net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  our total indebtedness divided by our total assets must not exceed 75.0%;

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing twelve months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalent and short-term investments are at least $110.0 million; and

  •
  our market value adjusted net worth must at all times be not less than $350.0 million.

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

        Our credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the applicable facility (in the case of each individual vessel in the October 2015 Facility and 7xNB Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter and in the case of the GasLog Partners $193.7M facility, 130.0%). If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

        Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2020.

October 2015 Facility

        On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks for $1.3 billion to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement provides for four tranches of $412.5 million, $201.1 million, $206.1 million and $491.7 million. The facility is also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and June 24, 2016, $163.0 million was drawn down on each date with respect to the deliveries of the GasLog Greece and the GasLog Glasgow, on September 26, 2016 and October 25, 2016, $160.7 million was drawn down on each date with respect to the deliveries of the GasLog Geneva and the GasLog Gibraltar, on January 2, 2018 and March 14, 2018, $166.2 million was drawn on each date with respect to the deliveries of the GasLog Houston and the GasLog Hong Kong, while on March 23, 2018 and March 11, 2019, $165.8 million was drawn down on each date with respect to the deliveries of the GasLog Genoa and the GasLog Gladstone. Amounts drawn bear interest at LIBOR plus a margin.

        On October 21, 2020, the outstanding indebtedness of GAS-twenty five Ltd., in the amount of $136.8 million was prepaid pursuant to the sale and leaseback agreement entered into with CMBFL.

        The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by the Partnership and its subsidiary GasLog Partners Holdings LLC, guaranteeing up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, and by GasLog and GasLog Carriers Ltd. for up to the value of the outstanding commitments on the remaining vessels under the facility.

2019 GasLog Partners Facility

        On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea and Iyo Bank, Ltd. Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450.0 million (the "2019 GasLog Partners Facility") for the purpose of refinancing in full the existing Partnership Facility. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

        The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7.4 million, with a final balloon amount of $302.9 million reducing concurrently with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360.0 million under the 2019 GasLog Partners Facility and an additional $75.0 million on April 1, 2019.

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

        The obligations under the GasLog Warsaw Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers Ltd.

        The GasLog Warsaw Facility is subject to our financial covenants and to our customary restrictions and events of default.

7xNB Facility

        On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176.5 million $174.8 million, $356.7 million, and $344.8 million. The facility is also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first and the third tranche is repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the second tranche is repaid in 14 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 7-year profile. Each drawing under the fourth tranche is repaid in a single bullet seven years after the actual delivery of the relevant vessel.

        The obligations under the 7xNB Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers Ltd.

        The 7xNB Facility is subject to our financial covenants and to our customary restrictions and events of default.

2020 GasLog Partners $260.3M Facility and 2020 GasLog Partners LP $193.7M Facility

        On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above. The purpose of the facility was the refinancing of the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd. including the payment of loan fees under this facility. The vessels covered by the 2020 GasLog Partners $260.3M Facility are the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris.

        The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd. The facility will amortize over ten equal semi-annual instalments of $8.5 million beginning in January 2021, with a final balloon amount of $174.3 million payable concurrently with the last installment in July 2025. The credit facility bears interest at LIBOR plus a margin.

        On October 15, 2020, the Development Bank of Japan Inc. ("DBJ") acceded as a new lender in the facility via transfer certificate. BNP Paribas and Credit Suisse each transferred $25.0 million of their commitment to DBJ following the consent of the Borrowers. Alpha Bank S.A. retained the participation amount it was allocated as an original lender.

        On July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above. The purpose of the facility was the refinancing of the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. and for general corporate purposes. The vessels covered by the 2020 GasLog Partners LP $193.7M Facility are Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

        The relevant amount of $193.7 million was drawn down on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The facility will amortize over ten equal semi-annual instalments of $8.5 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin.

        The obligations under the 2020 GasLog Partners $260.3M Facility and the 2020 GasLog Partners LP $193.7M Facility, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

        The 2020 GasLog Partners $260.3M Facility and the 2020 GasLog Partners LP $193.7M Facility are subject to GasLog Partners' financial covenants and customary restrictions and events of default.

2020 GasLog $576.9M Facility

        Also, on July 16, GasLog refinanced the existing indebtedness due in 2021 for the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, and the Methane Lydon Volney by entering into a credit agreement of $576.9 million. ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea acted as global coordinators and bookrunners, while HSBC Bank plc acted as mandated lead arrangers; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494.5 million Term Loan Facility and a $82.4 million revolving loan facility. An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of

GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney.

        The obligations under the 2020 GasLog $576.9M Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers Ltd.

        The 2020 GasLog $576.9M Facility is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Chelsea $96.8M Facility

        On July 30, 2020, GasLog entered into a credit agreement with NBG (acting as the sole original lender) for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. The facility comprises of $96.8 million which was drawn on July 31, 2020, out of which $92.2 million was used to refinance the outstanding indebtedness of the GasLog Chelsea.

        The obligations under the GasLog Chelsea $96.8M Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers Ltd.

        The GasLog Chelsea $96.8M Facility is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Hong Kong SLB Transaction

        On October 21, 2020, GasLog entered into a sale and leaseback transaction with a subsidiary of CMB Financial Leasing for the refinancing of GAS-twenty five Ltd., the entity owning the GasLog Hong Kong. The transaction comprises of $163.4 million which was raised on October 21, 2020, out of which $136.8 million was used to refinance the outstanding indebtedness of the GasLog Hong Kong. GAS-twenty five Ltd., has chartered back the vessel on a bareboat basis for twelve years and has re-purchase options on pre-agreed terms no earlier than the end of year one and no later than the end of year twelve of the bareboat charter. The vessel remains on its charter with Total.

        The obligations under the bareboat charter are guaranteed by GasLog and GasLog Carriers Ltd. and the bareboat charter is subject to our financial covenants and to our customary restrictions and events of default.

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

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing twelve months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term investments are at least $110.0 million; and

  •
  the Group's market value adjusted net worth must at all times be not less than $350.0 million.

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

        Compliance with covenants under the NOK 2024 Bonds and the 8.875% Senior Notes is required at all times and we were in compliance with the respective financial covenants as of December 31, 2020.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures

        We make capital expenditures from time to time in connection with the expansion, operation and maintenance of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier, in 2016 we took delivery of four LNG carriers, in 2018 we took delivery of three LNG carriers, in 2019 we took delivery of two LNG carriers and in 2020 we took delivery of four LNG carriers. During the years ended December 31, 2020, 2019, 2018, 2017 and 2016, we funded $0.7 billion, $0.5 billion, $0.7 billion, $0.1 billion and $0.8 billion, respectively, of acquisition, construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the bonds, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners' IPO, proceeds from follow-on equity offerings and private placements and proceeds from the sale of vessels to GasLog Partners.

        As of December 31, 2020, our commitments for capital expenditures related primarily to two contracted LNG carriers on order were approximately $321.1 million (excluding the GasLog Galveston which was delivered on January 4, 2021). Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship's construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

        We intend to fund these commitments from borrowings under the 7xNB Facility which has an undrawn amount of $305.9 million, available cash and cash from operations.

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

Classification of the Non-Controlling Interests

        The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (32,726,222 units as of December 31, 2020). Under the terms of the Partnership Agreement, the Partnership is required to distribute 100.0% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2019 and December 31, 2020, after giving effect to the aggregate impairment charge of $162.1 million recorded against our six Steam vessels for the year ended December 31, 2019 and $28.6 million recorded against our five Steam vessels for the year ended December 31, 2020.

Owned Fleet and Bareboat Vessels

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2019	December 31, 2020
GasLog Savannah(3)(8)	May 2010	155,000	$229,795	$171,964	$169,017
GasLog Singapore(3)(8)	July 2010	155,000	227,252	169,898	164,906
GasLog Shanghai(3)(4)	January 2013	155,000	189,233	154,681	149,413
GasLog Santiago(3)(4)	March 2013	155,000	189,111	164,925	159,202
GasLog Sydney(3)(8)	May 2013	155,000	195,429	172,548	166,656
GasLog Skagen(3)(8)	July 2013	155,000	195,338	173,241	167,358
GasLog Chelsea(4)(5)	October 2013	153,600	162,338	134,927	133,568
GasLog Seattle(3)(8)	December 2013	155,000	201,198	170,132	164,085
Methane Rita Andrea(2)(6)(8)	April 2014	145,000	156,613	99,030	90,533
Methane Jane Elizabeth(6)(8)	April 2014	145,000	156,613	102,078	97,362
Methane Lydon Volney(2)(6)(8)	April 2014	145,000	156,613	109,098	99,285
Methane Alison Victoria(2)(7)(8)	June 2014	145,000	156,610	96,604	96,385
Methane Shirley Elisabeth(2)(7)(8)	June 2014	145,000	156,599	103,432	90,283
Methane Heather Sally(2)(7)(8)	June 2014	145,000	156,599	105,916	103,274
Solaris(3)(8)	June 2014	155,000	201,849	172,078	166,699
GasLog Saratoga(3)(8)	December 2014	155,000	204,146	177,256	173,987
Methane Julia Louise(5)(8)	March 2015	170,000	232,334	200,032	197,668
Methane Becki Anne(5)(8)	March 2015	170,000	232,334	199,521	197,834
GasLog Salem(3)(8)	April 2015	155,000	204,573	177,750	175,543
GasLog Greece(3)(8)	March 2016	174,000	208,971	186,430	180,688
GasLog Glasgow(3)(8)	June 2016	174,000	208,471	187,411	181,689
GasLog Geneva(3)(8)	September 2016	174,000	203,867	184,500	178,615
GasLog Gibraltar(3)(8)	October 2016	174,000	203,738	184,897	179,011
GasLog Houston(3)(8)	January 2018	174,000	207,784	196,241	190,253
GasLog Genoa(3)(8)	March 2018	174,000	219,436	208,845	202,508
GasLog Hong Kong(3)(8)	March 2018	174,000	214,946	204,138	197,948
GasLog Gladstone(3)(8)	March 2019	174,000	217,609	212,737	206,484
GasLog Warsaw(3)(4)	July 2019	180,000	189,261	186,878	181,536
GasLog Windsor(3)(4)	April 2020	180,000	191,096	—	186,884
GasLog Wales(3)(4)	May 2020	180,000	186,216	—	182,359
GasLog Westminster(3)(4)	July 2020	180,000	185,813	—	183,644
GasLog Georgetown(3)(4)	November 2020	174,000	184,815	—	184,165

Total			$6,226,600	$4,607,188	$5,198,842

(1)
Our vessels and the vessel held under finance lease are stated at carrying values (see Note 6 to our consolidated financial statements for our vessels and Note 7 to our consolidated financial statements for the vessel held under finance lease included elsewhere in this annual report). An aggregate impairment loss of $162.1 million was recorded for the year ended December 31, 2019 and $28.6 million was recorded for the year ended December 31, 2020.

(2)
Indicates vessels for which we recorded an impairment loss of $28.6 million in the aggregate for the year ended December 31, 2020.

(3)
The construction of these vessels was completed on the acquisition date.

(4)
The market value of each vessel individually exceeds the carrying value of that vessel as of December 31, 2020.

(5)
The vessels were built in 2010.

(6)
The vessels were built in 2006.

(7)
The vessels were built in 2007.

(8)
Indicates vessels for which, as of December 31, 2020, the basic charter-free market value is lower than the vessel's carrying value. After the impairment recognition of $28.6 million, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $411.9 million as of December 31, 2020. The values in use for each of the GasLog Savannah, the GasLog Singapore, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the Methane Jane Elizabeth, the Methane Julia Louise, the Methane Becki Anne, the GasLog Salem, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the GasLog Genoa, the GasLog Houston, the GasLog Hong Kong and the GasLog Gladstone were higher than the respective carrying amount of these vessels and, consequently, no impairment loss was recognized.

        As of June 30, 2020 and December 31, 2020, the carrying amounts of each of the six Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), twelve TFDE vessels (the GasLog Savannah, the GasLog Singapore, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem, the GasLog Greece, the GasLog Glasgow, the Methane Julia Louise and the Methane Becki Anne) and four X-DF vessels (the GasLog Genoa, the GasLog Gladstone, the GasLog Houston and the GasLog Hong Kong) were higher than the charter free market values estimated by ship brokers on both dates, while two additional TFDE vessels, the GasLog Geneva and the GasLog Gibraltar had carrying amounts higher than their estimated charter-free market values as of December 31, 2020 only. We concluded that this, together with certain other events and circumstances such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future LNG demand and, therefore, LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for our vessels could be secured over the near-term in the spot market, indicated the existence of potential impairment of these vessels. As a result, we performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values as of June 30, 2020 and December 31, 2020. The assumptions that we used in our discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charters up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of the assessment date, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) our internal assessment of long-term charter rates achievable by each class of vessel. See Note 2 to our consolidated financial statements included elsewhere in this report.

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

        In our impairment assessment, the rate used to discount future estimated cash flows to their present values was approximately 5.8% to 6.4% as of December 31, 2020 (6.5% to 7.25% as of December 31, 2019). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        As a result of its impairment assessments for the year ended December 31, 2020, the Group recognized a non-cash impairment loss of $28.6 million for five of its six Steam vessels built in 2006 and 2007 and determined there was no impairment of the remaining Steam vessel, the 14 TFDE vessels and the four X-DF vessels.

        In connection with the impairment testing of our vessels as of December 31, 2020, for the 19 vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the average re-chartering hire rate used to forecast future cash flows for non-contracted days which is the most difficult, subjective, or complex assumption that has the potential to affect the outcome of the impairment exercise. The following table summarizes the average results of the sensitivity analysis that we performed for the TFDE, X-DF and Steam vessels for which no impairment loss was recognized.

Propulsion	Average re-chartering hire rate used(1)	Average break- even re-chartering hire rate(2)	Variance (Amount)	Variance (%)
TFDE	$64,138	$50,646	$13,492	21.0%
X-DF	$75,000	$41,138	$33,862	45.1%
Steam(3)	$40,000	$39,976	$24	0.1%

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

(3)
In the year ended December 31, 2019, an impairment loss of $29.5 million was recognized with respect to this vessel.

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

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2020, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2020 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations	3,841,709	258,262	812,825	1,574,258	1,196,364
Interest on borrowing obligations and swaps(1)	609,147	133,029	239,167	160,378	76,573
Loan commitments	694	694	—	—	—
Lease obligations(2)	277,372	19,189	38,032	37,271	182,880
Shipbuilding contracts	466,930	466,930	—	—	—

Total	5,195,852	878,104	1,090,024	1,771,907	1,455,817

(1)
Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 1.24% to 3.18%, which takes into account average LIBOR of 0.29%, and the applicable margin spreads in our various loan agreements.

(2)
Lease obligations related to lease liabilities of the vessel (the Methane Julia Louise), various properties, vessel communication equipment and certain printers and include future lease charges of $81.2 million.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. Members of our board of directors are elected annually, and each director elected holds office for a one-year term. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Kristin H. Holth, Donald J. Kintzer, Anthony S. Papadimitriou, Bruce L. Blythe and Julian R. Metherell. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	62	Chairman and Director
Paul A. Wogan	58	Chief Executive Officer and Director
Bruce L. Blythe	76	Director
Kristin H. Holth(1)	65	Director
Donald J. Kintzer	73	Director
Julian R. Metherell	57	Director and Vice Chairman
Anthony S. Papadimitriou	65	Director
Achilleas Tasioulas(2)	45	Chief Financial Officer
Paolo Enoizi	48	Chief Operating Officer

(1)
Ms. Holth was appointed a director on September 16, 2020.

(2)
Mr. Tasioulas was appointed Chief Financial Officer on July 1, 2020.

        Certain biographical information about each of these individuals is set forth below.

        Peter G. Livanos is our Chairman and a member of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and was a director of our subsidiary GasLog Partners from the closing of its initial public offering in May 2014 until June 2020. He has served as our

Chairman since the Company was incorporated in July 2003 and he held the role of chief executive officer ("CEO") from January 2012 until January 2013. Mr. Livanos is the chairman of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping's subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University.

        Paul A. Wogan has served as our CEO since January 2013 and has been a member of our board of directors since our annual general meeting in May 2015. Mr. Wogan was appointed to the board of directors of GasLog Partners in August 2020 and was appointed as the CEO of GasLog Partners in September 2020. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company's fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. From 2009 to 2014, Mr. Wogan was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

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

        Kristin H. Holth has been a member of our Board of Directors since September 2020 and was appointed to our Audit & Risk Committee in November 2020. From 2017 to 2020 Ms. Holth served as Executive Vice President and Global Head of Ocean Industries in DNB Bank ASA, Norway's largest financial services group. Ms. Holth has significant experience in capital markets and funding and has held numerous management positions within DNB, including Global Head of Shipping, Offshore & Logistics for four years and General Manager & Head of DNB Americas for six years. Ms. Holth also holds several board positions including Maersk Drilling, Maersk Tankers and HitecVision. Ms. Holth holds a Bachelor in Economics and Business Administration from BI Norwegian Business School.

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

        Julian R. Metherell is vice-chairman and has been a member of our board of directors since October 2011. Mr. Metherell is currently a director of MW&L Capital; he also sits on the board of a number of private companies including Wellsafe, Natural Capital Research and Chairman Mentors International. Mr. Metherell was the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell was appointed to the board of directors and audit committee of GasLog Partners in August 2020. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

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

        Achilleas Tasioulas has served as our CFO and CFO of GasLog Partners since July 2020. He joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017 and Deputy CFO of GasLog in December 2019 and has over 13 years of experience in the shipping industry. During his years with GasLog he has been actively engaged in our growth, capital markets activity and has developed considerable experience in operations, corporate finance, treasury and risk management. Achilleas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Achilleas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. He is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York and a BSc in Economics from the University of Macedonia in Greece. Furthermore, he has completed executive education programs in Advance Corporate Finance in London Business School and Strategic Financial Leadership in Stanford University Graduate School of Business.

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

Board Leadership Structure

        Our board leadership structure consists of our Chairman, the vice chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company's general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that the separation of such roles at this time is appropriate and beneficial to shareholders.

B. Compensation of Directors and Senior Management

        Our non-executive directors receive:

  •
  an annual fee of $132,000;

  •
  additional annual fees of $50,000 to the chairman of the board, $50,000 to the chairman of the audit and risk committee and $30,000 to the chairmen of the compensation committee and safety and sustainability committee; and

  •
  additional annual fees of $25,000 to each member of the audit and risk committee and $20,000 to each member of the compensation committee and safety and sustainability committee (in each case other than the chairmen of such committees); and

        The aggregate annual fees paid to non-executive directors in 2020 was $1.1 million.

        The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

        In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

        For 2020, our executive officers were Paul Wogan, Alastair Maxwell (CFO to June 30, 2020), Achilleas Tasioulas (CFO from July 1, 2020) and Paolo Enoizi. Compensation for our executive officers in 2020 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or "MIP". The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment, subject to the achievement of pre-established individual and Company performance objectives, as well as a component based on Company discretion. Each participant's target payout and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant's organization level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. Company performance is measured against a number of key business indicators (KBI's), multiplied by a Company Safety Factor, the results of which are overlaid with Board Discretion. Since 2020, the following KBIs are in place: a) Free Cash Flow per Share target (17,5%), b) Absolute Return on Invested Capital target (17.5%), c) Commercial Performance (25%), d) Operating Expenses (20%) and e) Vessel uptime (20%). An additional KBI, ESG as competitive advantage, has been introduced but in 2020 had a weight of 0%.

        The Company Safety factor is based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the

Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established which determine the level of pay-out. The Board may exercise discretion to increase an individual's payment to no more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2020 pursuant to the MIP were determined based on the following weightings: Individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

        The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2020 was $4.1 million.

        In addition, our executive officers received equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the "Plan",". On April 1, 2020, we granted our executive officers an aggregate of 156,539 performance stock units and 156,539 restricted stock units under the Plan. The performance stock units vest following the completion of a 3 years period (01.01.2020-31.12.2023), subject to certain performance targets and the recipient's continued service. The restricted stock units vest incrementally over three years subject to the recipient's continued service. The performance stock units and the restricted stock units may be settled in cash or common shares, or a combination thereof, at our discretion. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

        We did not set aside or accrue any amounts in the year ended December 31, 2020 to provide pension, retirement or similar benefits to our directors or executive officers.

C. Board Practices

        Our board of directors consists of seven members. The board of directors may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until their successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the board of directors.

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

        Our board of directors meets regularly throughout the year. In 2020, the board met 15 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit and Risk Committee

        Our audit and risk committee consists of Ms. Holth and Messrs. Blythe and Kintzer with Mr. Kintzer serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Kintzer qualifies as an "audit committee financial expert". The audit and risk committee is responsible for:

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

Safety and Sustainability Committee

        Our safety and sustainability committee consists of Messrs. Metherell and Livanos, with Mr. Metherell serving as the committee chairman. The safety and sustainability committee is responsible for:

  •
  overseeing and reviewing on an annual basis the Company's key policies in relation to safety and sustainability (including those relating to operational risks);

  •
  overseeing and reviewing the development of the Company's Environmental, Social and Governance ("ESG") strategy;

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

D. Employees

        As of December 31, 2020, we had 170 full-time employees and contractors based in our offices in Piraeus, Monaco, London, New Jersey, Singapore and the newbuildings site in South Korea. In addition to our shore-based employees and contractors, we had approximately 1,866 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2020, our retention rate was 97% for senior seagoing officers, 94% for other seagoing officers and 97.17% for shore staff.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 1, 2021 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5.0% or more of our shares;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 95,192,812 common shares outstanding as of March 1, 2021. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Common Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	39,419,544	41.4%
Paul A. Wogan	*	*
Bruce L. Blythe	1,200,000	1.3%
Paolo Enoizi	*	*
Donald J. Kintzer	*	*
Julian R. Metherell	*	*
Anthony S. Papadimitriou	*	*
All directors and officers as a group	40,788.013	42.8%
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	11,164,904	11.7%

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

*
Less than 1.0%.

        In March 2012, we completed a registered public offering of our common shares and our common shares began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 24, 2021, we had approximately 11,807 shareholders.

B. Related Party Transactions

Relationship with GasLog Partners

        GasLog Partners was formed by us in January 2014 to acquire, own and operate LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE.

        On November 10, 2020, the Partnership announced its intention to engage with an independent advisor to assess its strategic alternatives. After a comprehensive analysis of the Partnership's corporate structure, assets, financial position, competitive environment and current and expected commercial market, it was concluded that:

  •
  The Partnership will maintain its current corporate structure with GasLog as its general partner;

  •
  The Partnership will continue to pursue an independent commercial and operational strategy of owning, operating, and acquiring LNG carriers; and

  •
  Strategy remains an ongoing focus of our board of directors and we are open to entertaining all value-enhancing options for the business as we continue to reduce debt and enhance liquidity.

        The Partnership conducts its operations through its vessel-owning subsidiaries and as of March 1, 2021, had a fleet of 15 LNG carriers. As of March 1, 2021, we hold a 35.3% ownership interest in the Partnership and, as a result of our ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, we have the ability to control the Partnership's affairs and policies.

  Quarterly Cash Dividends

        We are entitled to distributions on our general and limited partner interests in GasLog Partners. These interests consist of common units and general partner interests. Following a challenging number of years for capital markets in midstream energy, along with declining visibility in to the Partnership's future financial performance exacerbated by the COVID-19 pandemic related uncertainty in the near term LNG and LNG shipping markets, the Partnership's board of directors decided to reduce its quarterly cash distributions on common units to $0.01 per unit from the third quarter of 2020.

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

        We received total distributions from GasLog Partners of $12.7 million in 2020.

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

        Upon a change of control of GasLog Partners or its general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the noncompetition provisions of the omnibus agreement applicable to us will terminate on the date of the change of control. On the date on which a majority of GasLog Partners' directors ceases to consist of directors that were (1) appointed by the Partnership's general partner prior to its first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership's appointed directors, the noncompetition provisions applicable to us shall terminate immediately. The Merger Agreement between GasLog and GEPIF will not result in a change of control of GasLog Partners due to the Rolling Shareholders maintaining the majority of the outstanding common shares of GasLog post the Transaction.

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

        On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung for the GasLog Windsor. This vessel will now be the vessel to be chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica for an initial period of approximately seven years, as previously announced on October 20, 2016. Within 30 days of the commencement of the charter of the GasLog Windsor, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On May 30, 2018, we signed an agreement with Centrica for the GasLog Westminster to be chartered to Centrica upon delivery in 2020 for an initial term of seven years. Within 30 days of the commencement of the charter of the GasLog Westminster, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement. On August 16, 2018, we signed an agreement with Cheniere for the GasLog Georgetown and the GasLog Galveston to be chartered to Cheniere upon delivery in 2020 for initial terms of seven years. Furthermore, on December 21, 2018, we signed two additional agreements with Cheniere for newbuildings Hull Nos. 2311 and 2312 to be chartered to Cheniere upon delivery in 2021 for initial terms of seven years. Within 30 days of the commencement of each of the charters, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 15, 2019, we signed an agreement with Endesa for the GasLog Warsaw to be chartered to Endesa from May 2021 for an initial term of eight years. Within 30 days of the commencement of the charter of the GasLog Warsaw, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 28, 2019, we signed an agreement with JERA for the GasLog Wales to be chartered to JERA upon delivery in 2020 for an initial term of twelve years. Within 30 days of the commencement of the charter of Hull No. 2274, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On August 27, 2019, we signed an agreement with Sinolam for the GasLog Singapore. The vessel is expected to commence its charter to Sinolam after the vessel's dry-docking and conversion to an FSU. Within 30 days of the commencement of the charter of the GasLog Singapore, we will be required to offer GasLog Partners the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

        On June 22, 2020, we entered into a registration rights agreement with certain of our shareholders, pursuant to which we agreed to file and maintain a registration statement under the Securities Act of 1933, as amended, with respect to the resale of the common shares held by those persons. In July 2020, the Company filed a Registration Statement on Form F-3 registering the common shares entitled to registration rights.

Subscription Agreements

        On January 16, 2014, we entered into subscription agreements with certain of our directors and officers for a concurrent private placement of 2,317,460 common shares at a price of $15.75 per share.

        On June 22, 2020, we entered into subscription agreements with certain of our directors and affiliates amongst others for a private placement of 14,400,000 common shares at a price of $2.50 per share. Approximately 75% of shares issued in the Private Placement were purchased by GasLog's directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings Ltd., wholly-owned by the Livanos family and 4,000,000 common shares purchased by a wholly-owned affiliate of the Onassis Foundation.

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

Egypt LNG

        We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of Shell. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2020 to December 31, 2020, we received a total of approximately $0.7 million in revenues from Egypt LNG in respect of our vessel management services.

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

        GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M., an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog's shareholding in Gastrade and the ongoing work on the development of the Alexandroupolis FSRU project. GasLog agreed to pay a fixed fee for work carried out between May 1,

2016 and December 31, 2017 in the sum of $100,000 and an ongoing consultancy arrangement fee of $12,000 per month for a minimum of 12 days per month, which was terminated on December 31, 2020.

        In December 2020, GasLog and GasLog Partners reached agreement with Ceres Shipping Enterprises S.A. ("Ceres Shipping Enterprises"), an entity controlled by the Livanos family, to pay a fee of US$1.0M to Ceres Shipping Enterprises in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing of all GasLog and GasLog Partners bank debt maturities due in 2021. The US$1.0M fee was paid 60% by GasLog and 40% by GasLog Partners.

        In February 2021, GasLog agreed with Ceres Shipping Enterprises that if GasLog proceeds with the refinancing of the 8.875% Senior Notes due 2022, Ceres Shipping Enterprises will receive a fee equal to 10% of the total fees paid by the Company to investment banks in the refinancing process. The fee payable to Ceres Shipping Enterprises will be in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing.

Exchange Agreement

        On November 27, 2018, we entered into an agreement with GasLog Partners to modify the partnership agreement with respect to the IDRs. The modification reduced the distributions of cash upon liquidation and the general partner's IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. We further agreed to waive IDR payments resulting from any asset or business acquired by GasLog Partners from a third party. In exchange for these modifications, we entered into an agreement among GasLog Partners and GasLog Partners GP LLC under which we received $25.0 million from GasLog Partners.

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

Merger Agreement

        On February 22, 2021, we announced that GasLog had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF will acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share (the "Merger Consideration"). Immediately following the completion of the Transaction, the Rolling Shareholders will continue to hold approximately 55% of the outstanding common shares of GasLog and GEPIF will hold approximately 45%. Promptly after completion of the Transaction, the common shares of GasLog will be delisted from the NYSE.

        The Transaction is expected to close in the second quarter of 2021, subject to approval of the Transaction by GasLog shareholders at a special meeting, including by a majority of the shares held by the non-Rolling Shareholders present at the shareholders meeting that will be held in connection with the Transaction, and the satisfaction or waiver of certain customary closing conditions. GasLog's preference shares shall remain outstanding and continue to trade on the NYSE immediately following the completion of the Transaction.

        In connection with the Transaction we entered into a Rolling Shareholders Agreement (the "Rollover Agreement") with the Rolling Shareholders which include Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation. Under the terms of the Rollover Agreement the Rolling Shareholders waive any claim to receive the Merger Consideration for the Rollover Shares as defined in the Rollover Agreement.

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

Preference Shares Dividend Requirements

        Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of

$0.546875 per share on, January 2, 2020, April 1, 2020, July 1, 2020, October 1, 2020 and January 4, 2021. Our Preference Shares dividend payment obligations impact our future liquidity needs.

Common Shares Dividend Policy

        We paid our first cash dividend since becoming a public company in March 2012 on December 17, 2012 in an amount of $0.11 per share. We have subsequently paid dividends to holders of our common shares as follows:

Date	Dividend per Share
March 25, 2013	$0.11
June 11, 2013	$0.11
September 13, 2013	$0.11
December 9, 2013	$0.12
March 25, 2014	$0.12
June 11, 2014	$0.12
September 8, 2014	$0.12
December 5, 2014	$0.14
March 13, 2015	$0.14
May 21, 2015	$0.14
August 20, 2015	$0.14
November 19, 2015	$0.14
March 17, 2016	$0.14
May 26, 2016	$0.14
August 25, 2016	$0.14
November 24, 2016	$0.14
March 16, 2017	$0.14
May 25, 2017	$0.14
August 24, 2017	$0.14
November 22, 2017	$0.14
March 15, 2018	$0.14
May 24, 2018	$0.15
August 23, 2018	$0.15
November 21, 2018	$0.15
December 17, 2018	$0.40
March 14, 2019	$0.15
May 23, 2019	$0.15
August 22, 2019	$0.15
November 21, 2019	$0.15
December 31, 2019	$0.38
March 12, 2020	$0.15
May 28, 2020	$0.05
August 27, 2020	$0.05
November 30, 2020	$0.05

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

        Set out below is a table showing the dividends declared on our common shares in 2016, 2017, 2018, 2019 and 2020 and on our Preference Shares in 2016, 2017, 2018, 2019 and 2020.

	Year ended December 31,
	2016	2017	2018	2019	2020	Total
	(Expressed in millions of U.S. dollars)
Common share dividend declared	$45.1	$45.1	$80.0	$79.2	$25.6	$275.0
Preference share dividend declared	$10.1	$10.1	$10.1	$10.1	$10.1	$50.5

B.    Significant Changes

        See "Item 18. Financial Statements—Note 30. Subsequent Events" below.

ITEM 9.    THE OFFER AND LISTING

Trading on the NYSE

        Since our IPO in the United States in 2012, our common shares have been listed on the NYSE under the symbol "GLOG".

        Our Preference Shares have been trading on the NYSE under the symbol "GLOG PR A" since March 31, 2015.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

        Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2020, the share capital consisted of 95,393,126 issued and outstanding common shares, par value $0.01 per share, 216,683 treasury shares and 4,600,000 issued and outstanding Preference Shares.

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

  (q)
  Registration Rights Agreement among GasLog Ltd. and the shareholders named therein, dated as of June 22, 2020; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement".

  (r)
  Facility Agreement dated July 16, 2020, relating to $576,887,500 loan facility among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-eighteen Ltd. as borrowers, ABN Amro Bank N.V., Citigroup Global Markets Limited, Nordea Bank ABP, Filial I Norge and HSBC Bank PLC as mandated lead arrangers and Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Australia Bank Limited as arrangers, with ABN Amro Bank N.V. as agent and security agent and ABN Amro Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABO, Filial I Norge as bookrunners, guaranteed by GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (s)
  Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (t)
  Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (u)
  Facility Agreement dated July 30, 2020, relating to a $96,800,000 loan facility among GAS-fifteen Ltd. as Borrower and National Bank of Greece S.A. as Arranger, Agent and Security Agent, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (v)
  Agreement and Plan of Merger dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger and Rollover Agreements".

  (w)
  Rollover Agreement dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger and Rollover Agreements".

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

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing certain required information with the IRS.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

        The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Ltd and subsidiaries (the "Company") as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 5, 2021, expressed an unqualified opinion on those financial statements.

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

March 5, 2021

D. Changes in Internal Control over Financial Reporting

        During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Donald J. Kintzer, whose biographical details are included in "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management", qualifies as an "audit committee financial expert". Our board of directors has affirmatively determined that Mr. Kintzer meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2020.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019 and December 31, 2020.

        The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2019 and 2020, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2019	2020
	(Expressed in millions of U.S. Dollars)
Audit fees	$1.7	$1.7

Total fees.	$1.7	$1.7

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

        Included in the audit fees for 2019 are fees of $0.2 million related to equity and bond related transactions in 2019. Included in the audit fees for 2020 are fees of $0.2 million related to equity and bond related transactions in 2020.

Tax Fees

        No tax fees were billed by our principal accountant in 2019 and 2020.

Audit-Related Fees

        No audit-related fees were billed by our principal accountant in 2019 and 2020.

All Other Fees

        No other fees were billed by our principal accountant in 2019 and 2020.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company's common shares covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Any common shares repurchased by the Company under the programme will be held in treasury. 536,030 common shares had been repurchased by the Company between January 1, 2019 and December 31, 2020.

        Set forth below are all purchases of our common shares by us and our affiliated purchasers for the period ended December 31, 2020.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
February 2020(1)	73,000	$5.39	—	—
March 2020(2)	323,919	$6.16	323,919	—
June 2020(3)	10,700,000	$2.50	—	—
September 2020(4)	100,000	$2.74	—	—
Total	11,196,919		—	—

(1)
Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, and other directors and officers of GasLog, acquired these shares in open-market transactions. These shares are reflected in share ownership included in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

(2)
Common shares repurchased under the authorized share repurchase programme of up to $50.0 million covering the period from January 1, 2019 to December 31, 2021.

(3)
Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, Olympic LNG Investments Ltd. and other directors and officers of GasLog, acquired these shares in a private placement. These shares are reflected in share ownership included in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

(4)
Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, and other directors and officers of GasLog, acquired these shares in open-market transactions. These shares are reflected in share ownership included in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-83 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(1)
1.2	Bye-laws of GasLog Ltd.(1)
1.3	Amendment to the Bye-laws of GasLog Ltd.(2)
2.1	Specimen Share Certificate(1)
2.2	Description of Registered Securities(8)
4.1	Form of Registration Rights Agreement(1)
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
4.11
Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent.(5)*
4.12
Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC. (6) *
4.13
Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement"(7)
4.14
Facility Agreement dated June 25, 2019, relating to $130,000,000 Term Loan Facility among GasLog Hellas-1 Special Maritime Enterprise as Borrower, ABN Amro Bank N.V. and Oversea-Chinese Banking Corporation Limited as mandated lead arrangers and ABN Amro Bank N.V. as agent and the security agent; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"**
4.15
Form of Corporate Guarantee between GasLog Ltd. and ABN Amro Bank N.V. (provided in respect of the GasLog Warsaw Facility, dated June 25, 2019); please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"**

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
4.17
Registration Rights Agreement among GasLog Ltd. and the shareholders named therein, dated as of June 22, 2020; please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement"(9)
4.18
Facility Agreement dated July 16, 2020, relating to $576,887,500 loan facility among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-eighteen Ltd. as borrowers, ABN Amro Bank N.V., Citigroup Global Markets Limited, Nordea Bank ABP, Filial I Norge and HSBC Bank PLC as mandated lead arrangers and Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Australia Bank Limited as arrangers, with ABN Amro Bank N.V. as agent and security agent and ABN Amro Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABO, Filial I Norge as bookrunners, guaranteed by GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" **(10)
4.19
Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" **(11)
4.20
Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" **(11)

Exhibit No.	Description
4.21	Facility Agreement dated July 30, 2020, relating to a $96,800,000 loan facility among GAS-fifteen Ltd. as Borrower and National Bank of Greece S.A. as Arranger, Agent and Security Agent, guaranteed by GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities". **
4.22
Agreement and Plan of Merger dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger and Rollover Agreements"(12)
4.23
Rollover Agreement dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger and Rollover Agreements"(12)
8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.'s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

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

(9)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on June 29, 2020, and hereby incorporated by reference to such Report.

(10)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.

(11)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.

(12)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on March 3, 2021, and hereby incorporated by reference to such Report.

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

Dated: March 5, 2021

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the "Company") as of December 31, 2019 and 2020, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Tangible fixed assets—Impairment of vessels—Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The carrying value of vessels as of December 31, 2020, was $5,001.2 million, net of an impairment loss of $28.6 million recognized in 2020.

The Company's vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel for which impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use, and compares it to the carrying value. The Company assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which are charter rates for non-contracted revenue days and the discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

At each reporting date, the Company reassesses its impairment assumptions and revises them as appropriate, including in the current year for the impact of COVID-19. In its impairment assessments during 2020, the Company revised certain assumptions for charter rates for the period up to June 30, 2025 and its assumptions for discount rates, whilst its longer term charter rate assumptions were unchanged. For Steam vessels, management's assumptions for charter rates for non-contracted revenue days decreased from an average of $41 thousand per day to $40 thousand per day compared to 2019, and management's average discount rate assumption decreased to 6.4%, resulting in further impairment losses of $28.6 million recognized on five of the Company's six Steam vessels during 2020. The estimated recoverable amount of all other vessels for which impairment indicators were identified exceeded their carrying value as of December 31, 2020 and, therefore, no impairment was recognized for the remaining vessels.

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

•
We evaluated the reasonableness of charter rates for non-contracted revenue days up to June 30, 2025 by comparing management's assumptions for each vessel type to market data, and considered actual time charters agreed with charterers for similar vessels.

•
We evaluated the reasonableness of management's charter rate assumptions from July 1, 2025 through the end of each vessel's useful life for which very limited observable market data is available, by evaluating management's rationale and evidence for these assumptions, as follows:

–
We re-assessed the rationale and evidence for the estimated long run costs of building and financing newbuild LNG vessels and the differential between the longer term charter rates for each vessel type assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.

–
We compared them with management's assumptions for the period up to June 30, 2025 for which market data was available, and assessed the reasonableness of the changes in management's charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.

–
We considered new evidence arising between Q4 2019 and Q4 2020 in our evaluation of management's assumption that the long term charter rates for each vessel type has not changed since the prior year impairment assessment.

•
In addition to our evaluation of management's charter rate assumptions from July 1, 2025 through the end of each vessel's useful life (which were held constant as described above) we compared management's current assumptions for the charter rate for non-contracted revenue days prior to July 1, 2025 against management's previous assumptions, and evaluated the rationale and evidence for changes in those assumptions based on observable trends in the LNG shipping market.

•
We also considered other relevant evidence, including shipbrokers' estimates of market values of Steam vessels that were lower than management's estimates of values in use as of December 31, 2020.

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

March 5, 2021

We have served as the Company's auditor since 2014.

GasLog Ltd. and its Subsidiaries
Consolidated statements of financial position
As of December 31, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2019	December 31, 2020
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	21,620	21,759
Deferred financing costs		11,592	5,150
Other non-current assets	10	24,221	12,463
Derivative financial instruments	26	3,572	5,561
Tangible fixed assets	6	4,427,065	5,028,509
Vessels under construction	6	203,323	132,839
Right-of-use assets	7	206,495	203,437

Total non-current assets		4,907,399	5,419,229

Current assets
Trade and other receivables	9	24,900	36,223
Dividends receivable and other amounts due from related parties	21	573	1,259
Derivative financial instruments	26	429	534
Inventories		8,172	7,564
Prepayments and other current assets	10	13,475	24,685
Short-term investments		4,500	—
Cash and cash equivalents	8	263,747	367,269

Total current assets		315,796	437,534

Total assets		5,223,195	5,856,763

Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	810	954
Contributed surplus	11	760,671	759,822
Reserves	12	16,799	18,667
Treasury shares	11	(2,159)	(1,340)
Accumulated deficit		(87,832)	(132,780)

Equity attributable to owners of the Group		688,335	645,369
Non-controlling interests	4	961,518	951,768

Total equity		1,649,853	1,597,137

Current liabilities
Trade accounts payable		27,615	25,046
Ship management creditors	8	601	397
Amounts due to related parties	21	200	164
Derivative financial instruments	26	8,095	35,415
Other payables and accruals	14	136,242	143,057
Borrowings, current portion	13	255,422	245,626
Lease liability, current portion	7	9,363	9,644

Total current liabilities		437,538	459,349

Non-current liabilities
Derivative financial instruments	26	41,837	78,440
Borrowings, non-current portion	13	2,891,973	3,527,595
Lease liability, non-current portion	7	195,567	186,526
Other non-current liabilities		6,427	7,716

Total non-current liabilities		3,135,804	3,800,277

Total equity and liabilities		5,223,195	5,856,763

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of profit or loss
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except per share data)

	Notes	2018	2019	2020
Revenues	18	618,344	668,637	674,089
Net pool allocation	18	17,818	(4,264)	—
Voyage expenses and commissions	16	(20,374)	(23,772)	(21,883)
Vessel operating and supervision costs	15	(128,084)	(139,662)	(148,235)
Depreciation	6,7	(153,193)	(168,041)	(177,213)
Impairment loss on vessels	6	—	(162,149)	(28,627)
Loss on disposal of non-current assets	6	—	—	(572)
General and administrative expenses	17	(41,993)	(47,385)	(47,249)

Profit from operations		292,518	123,364	250,310

Financial costs	19	(166,627)	(190,481)	(165,281)
Financial income	19	4,784	5,318	726
Loss on derivatives	26	(6,077)	(55,441)	(84,658)
Share of profit of associates	5	1,800	1,627	2,192

Total other expenses, net		(166,120)	(238,977)	(247,021)

Profit/(loss) for the year		126,398	(115,613)	3,289

Attributable to:
Owners of the Group		47,683	(100,661)	(44,948)
Non-controlling interests		78,715	(14,952)	48,237

		126,398	(115,613)	3,289

Earnings/(loss) per share—basic	29	0.47	(1.37)	(0.63)
Earnings/(loss) per share—diluted	29	0.46	(1.37)	(0.63)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of comprehensive income or loss
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars)

	Note	2018	2019	2020
Profit/(loss) for the year		126,398	(115,613)	3,289
Other comprehensive loss:
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain		(51)	—	57
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	26	(258)	(2,933)	(750)
Recycled loss of cash flow hedges reclassified to profit or loss	26	—	697	—

Other comprehensive loss for the year		(309)	(2,236)	(693)

Total comprehensive income/(loss) for the year		126,089	(117,849)	2,596

Attributable to:
Owners of the Group		47,374	(102,897)	(45,641)
Non-controlling interests		78,715	(14,952)	48,237

		126,089	(117,849)	2,596

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of changes in equity
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 11)	Preference shares (Note 11)	Contributed surplus (Note 11)	Reserves (Note 12)	Treasury shares (Note 11)	(Accumulated deficit)/ Retained earnings	Attributable to owners of the Group	Non- controlling interests (Note 4)	Total
Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134
Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)

Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888

Net proceeds from GasLog Partners' public offerings (Note 4)	—	—	—	—	—	—	—	267,514	267,514
Other equity related costs	—	—	(395)	—	—	—	(395)	—	(395)
Dividend paid (common and preference shares) (Note 12)	—	—	(60,795)	—	—	(29,279)	(90,074)	(87,954)	(178,028)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,434	—	—	4,434	—	4,434
Settlement of share-based compensation	—	—	—	(3,074)	3,756	—	682	—	682
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the year	—	—	—	—	—	47,683	47,683	78,715	126,398
Other comprehensive loss for the year	—	—	—	(309)	—	—	(309)	—	(309)

Total comprehensive (loss)/income for the year	—	—	—	(309)	—	47,683	47,374	78,715	126,089

Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122

Opening adjustment(2)	—	—	—	—	—	215	215	128	343

Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465

Other equity related costs	—	—	(595)	—	—	—	(595)	(22)	(617)
Dividend paid (common and preference shares) (Note 12)	—	—	(89,310)	—	—	—	(89,310)	(104,126)	(193,436)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,794	—	—	4,794	—	4,794
Settlement of share-based compensation	—	—	—	(4,721)	4,859	—	138	—	138
Treasury shares, net or GasLog Partners' common units	—	—	—	—	(3,752)	—	(3,752)	(22,890)	(26,642)
Loss for the year	—	—	—	—	—	(100,661)	(100,661)	(14,952)	(115,613)
Other comprehensive loss for the year	—	—	—	(2,236)	—	—	(2,236)	—	(2,236)

Total comprehensive loss for the year	—	—	—	(2,236)	—	(100,661)	(102,897)	(14,952)	(117,849)

Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853

Proceeds from private placement, net of offering costs (Note 11)	144	—	34,849	—	—	—	34,993	—	34,993
Equity offering costs	—	—	—	—	—	—	—	(132)	(132)
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	(35,698)	—	—	—	(35,698)	(56,859)	(92,557)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	5,385	—	—	5,385	—	5,385
Settlement of share-based compensation	—	—	—	(2,824)	2,819	—	(5)	—	(5)
Treasury shares, net or GasLog Partners' common units	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the year	—	—	—	—	—	(44,948)	(44,948)	48,237	3,289
Other comprehensive loss for the year	—	—	—	(693)	—	—	(693)	—	(693)

Total comprehensive (loss)/income for the year	—	—	—	(693)	—	(44,948)	(45,641)	48,237	2,596

Balance as of December 31, 2020	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018.

(2)
Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Consolidated statements of cash flows
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars)

	Notes	2018	2019	2020
Cash flows from operating activities:
Profit/(loss) for the year		126,398	(115,613)	3,289
Adjustments for:
Depreciation		153,193	168,041	177,213
Impairment loss on vessels	6	—	162,149	28,627
Loss on disposal of non-current assets	6	—	—	572
Share of profit of associates	5	(1,800)	(1,627)	(2,192)
Financial income	19	(4,784)	(5,318)	(726)
Financial costs	19	166,627	190,481	165,281
Unrealized foreign exchange losses on cash and cash equivalents		329	—	—
Realized foreign exchange losses		—	773	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	26	8,211	54,201	64,367
Recycled loss of cash flow hedges reclassified to profit or loss	26	—	697	—
Non-cash defined benefit obligations		(51)	—	57
Share-based compensation		5,216	5,447	5,849

		453,339	459,231	442,337
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net		(33,286)	27,609	(11,361)
Decrease/(increase) in prepayments and other assets		888	205	(20,910)
(Increase)/decrease in inventories		(915)	(419)	607
(Increase)/decrease in other non-current assets		(465)	(21,678)	11,758
Increase in other non-current liabilities		2,957	864	375
Increase in accounts payable and other current liabilities		3,113	23,436	21,678

Cash provided by operations		425,631	489,248	444,484

Interest paid		(141,921)	(171,825)	(155,533)

Net cash provided by operating activities		283,710	317,423	288,951

Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(673,787)	(479,618)	(732,385)
Proceeds from sale of tangible fixed assets		—	—	2,322
Return of capital expenditures		—	10,451	—
Other investments	5	(136)	(158)	(472)
Payments for right-of-use assets		(36)	(935)	(5,803)
Dividends received from associate	5, 21	1,263	1,313	1,725
Purchase of short-term investments		(71,000)	(82,500)	—
Maturity of short-term investments		46,000	103,000	4,500
Increase in restricted cash		—	—	(300)
Financial income received		4,697	5,469	844

Net cash used in investing activities		(692,999)	(442,978)	(729,569)

Cash flows from financing activities:
Proceeds from loans and bonds		524,165	905,730	2,138,035
Loan and bond repayments		(231,753)	(547,751)	(1,481,709)
Payment of loan and bond issuance costs		(7,449)	(25,912)	(35,795)
Loan issuance costs received		—	—	792
Proceeds from GasLog Partners' common unit offerings (net of underwriting discounts and commissions)		60,345	—	—
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)		208,394	—	—
Payment of equity raising costs		(917)	(1,670)	(1,153)
Proceeds from private placement		—	—	36,000
Payment for cross currency swaps' ("CCSs") termination/modification		—	(3,731)	(4,052)
Payment for bond repurchase at a premium		—	(46,721)	(1,937)
Payment for interest rate swaps termination		—	—	(31,662)
Proceeds from entering into interest rate swaps		—	—	31,622
Purchase of treasury shares or GasLog Partners' common units		(62)	(26,642)	(2,996)
Proceeds from stock options' exercise		754	149	—
Dividends paid		(178,028)	(193,436)	(90,041)
Payments for lease liability		(7,329)	(9,950)	(11,150)

Net cash provided by financing activities		368,120	50,066	545,954

Effects of exchange rate changes on cash and cash equivalents		(329)	(3,358)	(1,814)
(Decrease)/increase in cash and cash equivalents		(41,498)	(78,847)	103,522
Cash and cash equivalents, beginning of the year		384,092	342,594	263,747

Cash and cash equivalents, end of the year		342,594	263,747	367,269

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year		19,989	18,976	15,273
Capital expenditures included in liabilities at the end of the year—Right-of-use assets		107	173	169
Equity raising costs included in liabilities at the end of the year		1,067	14	—
Loan issuance costs included in liabilities at the end of the year	27	407	1,317	320
Dividend declared included in liabilities at the end of the year		—	—	2,516
Liabilities related to leases at the end of the year		287	228	3

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

        GasLog Ltd. ("GasLog") was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the "Group") are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas ("LNG") market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group's operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog's chairman, Peter G. Livanos, is GasLog's largest shareholder through his ownership of Ceres Shipping Ltd. ("Ceres Shipping"), which controls Blenheim Holdings Ltd. ("Blenheim Holdings"). As of December 31, 2020, entities controlled by members of the Livanos family, including GasLog's chairman, are deemed to beneficially own approximately 41.4% of GasLog's issued and outstanding common shares. As a result of his ownership of GasLog's common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog's shareholders are entitled to vote.

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

        As of December 31, 2020, GasLog holds a 35.3% ownership interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements.

        The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2020, the Group's structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity Cubic meters ("cbm")	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. ("GasLog Carriers")	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-Two Panama S.A.	Panama	November 2020	Dormant	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Lease asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	GasLog Windsor	April 2020
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant(2)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Westminster	July 2020
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Wales	May 2020
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	GasLog Georgetown	November 2020
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	GasLog Galveston	January 4, 2021
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw(2)	July 2019
35.3% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations (Continued)

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity Cubic meters ("cbm")	Vessel	Delivery date
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. ("Gastrade")	Greece	June 2010	Service company	—	—	—

(1)
For newbuildings, expected delivery quarters as of December 31, 2020 are presented.

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

        All entities in the Group have a December 31st year end. During 2020, the Group employed an average of 176 employees (2019: 163 and 2018: 172).

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
For the years ended December 31, 2018, 2019 and 2020
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

Going concern

        In considering going concern management has reviewed the Group's future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates. As of December 31, 2020, the Group's current assets totaled $437,534, while current liabilities totaled $459,349, resulting in a negative working capital position of $21,815. Current liabilities include $59,612 of unearned revenue in relation to hires received in advance of December 31, 2020 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered).

        Management monitors the Company's liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account the volatile commercial and financial market conditions experienced throughout 2020, management anticipates that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021, as well as the sale and leaseback transactions we concluded in October 2020 and January 2021 that released incremental liquidity of $61,224. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Company may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement of the LNG charter market, that are beyond the Company's control. The Company's long-term ability to repay its debts and maintain compliance with its debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak. Finally, our 8.875% senior unsecured notes due in 2022 (the "8.875% Senior Notes") will mature on March 22, 2022 (Note 13), which we plan to refinance in due course.

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

        On March 5, 2021, the financial statements were authorized on behalf of GasLog's board of directors for issuance and filing.

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
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
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

        Until December 31, 2018, leases of property, plant and equipment (i.e. vessels) where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Group's incremental borrowing rate. The corresponding rental obligations, net of finance charges, were included in current and non-current liabilities as finance lease liabilities. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the asset's useful life or over the shorter of the asset's useful life and the lease term if there was no reasonable certainty that the Group would obtain ownership at the end of the lease term. In addition, leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases (i.e. vessels' equipment, properties and other). Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

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

        Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group's incremental borrowing rate, which is the Group's current average borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. The right-of-use asset is depreciated over its useful life or over the shorter of its useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel or office equipment.

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

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

        The Group's revenues comprise revenues from time charters for the charter hire of its vessels, gross pool revenues (until July 2019), management fees, project supervision income and other income earned during the period in accordance with existing contracts.

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

        Pool revenues were recognized on a gross basis representing time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenues were recognized on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

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

        Interest expense, other borrowing costs and realized loss on CCSs are recognized on an accrual basis.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
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

        Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Group might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

        Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

        When assets are sold, they are derecognized and any gain or loss resulting from their disposal is included in profit or loss.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
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

  •
  Restricted cash

  Restricted cash comprises cash held that is not available for use by the Group including cash held in blocked accounts in order to comply with the covenants under the Group's credit facilities and amounts held as guarantees as part of stand-by letters of credit.

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

  Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

  Borrowings also include arrangements such as sale and leaseback transactions with a right or obligation to repurchase the asset. The Group continues to recognize the asset and a financial liability for the amount of the consideration received from the customer.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

  In accordance with the transition provisions, the Group has adopted the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which provide certain reliefs in connection with interest rate benchmark reform, retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate ("IBOR") reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. The reliefs will cease to apply when the uncertainty arising from interest rate benchmark reform is no longer present. The Group uses CCSs in order to hedge the Group's exposure to fluctuations deriving from its bonds (Note 26). The amendments permit continuation of hedge accounting even though there is uncertainty about the replacement of the floating interest rates included in its CCSs (Note 24).

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
For the years ended December 31, 2018, 2019 and 2020
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

        Classification of the non-controlling interests:    The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (32,726,222 units as of December 31, 2020). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

Key sources of estimation uncertainty are as follows:

        Impairment of vessels:    The Group evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Group's vessels as of December 31, 2020, was $5,001,174 (December 31, 2019: $4,407,156).

        Recoverable amount is the higher of fair value less costs to sell and value in use. The Group's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, the Group obtains charter free market values for each vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Group's lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of the Group's vessels or prices that could be achieved if it were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of discounted cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

        As of June 30, 2020 and December 31, 2020, the carrying amounts of each of the six steam turbine propulsion ("Steam") vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), twelve tri-fuel diesel electric ("TFDE") vessels (the GasLog Savannah, the GasLog Singapore, the GasLog Sydney, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem, the GasLog Greece, the GasLog Glasgow, the Methane Julia Louise and the Methane Becki Anne) and four low pressure dual fuel two-stroke propulsion ("X-DF") vessels (the GasLog Genoa, the GasLog Gladstone, the GasLog Houston and the GasLog Hong Kong) were higher than the charter free market values estimated by ship brokers on both dates, while two additional TFDE vessels, the GasLog Geneva and the GasLog Gibraltar had carrying amounts higher than their estimated charter-free market values as of December 31, 2020 only. The Group concluded that this, together with certain other events and circumstances (as further described in Note 6) indicated the existence of potential impairment of these vessels. As a result, the Group performed an impairment assessment for these vessels by

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values as of June 30, 2020 and December 31, 2020. The assumptions that the Group used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter were based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of June 30, 2020 and December 31, 2020, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management's internal assessment of long-term charter rates achievable by each class of vessel.

        More specifically, for vessels whose charters expire within the next twelve months, the estimated charter rates and utilization for the first year from the assessment date were based on the approved annual budget for the respective year, which was formed based on the anticipated market conditions for that period (including the effect of the COVID-19 pandemic) and the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than one-year time charter contracts.

        For non-contracted periods starting on the second year for already expired charters or upon the expiration of the firm charter period of a vessel and up to June 30, 2022, the Group used the most recent market rate for a longer-term (3-year) time charter rate based on available data from maritime research publications reflecting management's view of the anticipated extent of the market disruption caused by the COVID-19 pandemic. For non-contracted periods starting on July 1, 2022 for already expired charters or upon the expiration of the firm charter period of a vessel and up to June 30, 2025, the Group used charter rates based on a combination of recent charter market rates for a term (3-year) time charter rate based on available data from maritime research publication, historical average time charter rates and estimated future time charter rates, in order to incorporate the anticipated effect of the gradual stabilization of the LNG shipping market in the post-COVID-19 era. Such rates were lower than prevailing spot rates on each of the assessment dates.

        For the remaining period from July 1, 2025 through the end of each vessel's useful life (for non-contracted periods), the estimated average time charter rates for Steam, TFDE and X-DF vessels were based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

for Steam and TFDE vessels' charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group's control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. The Group has assumed no inflation or any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel's useful life, consistent with long-run historical evidence.

        The Group used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Group's depreciation policy. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry.

        In the Group's impairment assessment, the rate used to discount future estimated cash flows to their present values was approximately 5.8% to 6.4% as of December 31, 2020 (6.5% to 7.25% as of December 31, 2019). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        The values in use for five of the six Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $28,627 was recognized in the year ended December 31, 2020 (Note 6). The values in use for each of the remaining Steam, TFDE and X-DF vessels with indicators of impairment were greater than their respective carrying amounts, and therefore no impairment loss was recognized for these vessels.

        In connection with the impairment testing of our vessels as of December 31, 2020, we performed a sensitivity analysis on the most difficult, subjective or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rates used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 6). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Group's Steam vessels.

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        At the date of authorization of these consolidated financial statements, there were no IFRS standards and amendments adopted in the current period with a material effect on the Group's financial statements.

(b)
Standards and amendments in issue not yet adopted

        In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the "settlement" of a liability as the extinguishment of a

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

2. Significant Accounting Policies (Continued)

liability with cash, other economic resources or an entity's own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group's financial statements.

        In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendment will be effective for annual periods beginning on or after January 1, 2021. Early application is permitted. Management is currently evaluating the impact of this standard on the Group's consolidated financial statements.

3. Goodwill

        Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed "GasLog LNG Services Ltd". As of December 31, 2020, the Group assessed the recoverable amount of goodwill and concluded that goodwill associated with the Group's vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on discounted future cash flows based on the financial budget approved by management for the year-ending December 31, 2021 and management forecasts until 2024.

        The key assumptions used in the value-in-use calculations (2021 and beyond) are as follows:

  (i)
  Average inflation of 1.0% per annum based on historical data and performance;

  (ii)
  A pre-tax discount rate of 7.2% per annum based on cost of equity;

  (iii)
  Annual growth rate of 1.0%; and

  (iv)
  1 Euro = USD 1.20 based on the 2021 budget.

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
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
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

        Under the Partnership's "at-the-market" common equity offering programme ("ATM Programme"), in the year ended December 31, 2018, GasLog Partners has issued and received payment for 2,553,899 common units at a weighted average price of $23.72 per common unit for total net proceeds, after deducting fees and other expenses, of $60,013.

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

        On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. After the conversion of the first tranche of 415,000 Class B units to common units on July 1, 2020, the remaining 2,075,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDRs' elimination, 98% of the available cash is distributed to the common unitholders and 2% is

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

4. Equity Transactions (Continued)

distributed to the general partner. The updated earnings allocation applies to the Partnership's earnings from June 30, 2019 and onwards.

Allocation of GasLog Partners' (loss)/profit(*)	2019	2020
Partnership's (loss)/profit attributable to:
Common unitholders	(66,268)	25,970
General partner	(1,479)	561
Paid and accrued preference equity distributions	30,328	30,328

Total	(37,419)	56,859

Partnership's (loss)/profit allocated to GasLog	(22,467)	8,622
Partnership's (loss)/profit allocated to non-controlling interests	(14,952)	48,237

Total	(37,419)	56,859

*
Excludes profits of GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019.

        On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25,000, to be utilized from February 10, 2020 to December 31, 2021. In the year ended December 31, 2020, GasLog Partners repurchased and cancelled a total of 191,490 units at a weighted average price of $5.18 per common unit for a total amount of $996, including commissions.

        On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 RCUs and 21,292 PCUs under the GasLog Partners' Plan. On June 30, 2020, GasLog Partners issued an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs under the GasLog Partners' Plan.

        On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog's option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019.

        Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under the GasLog Partners' Plan.

        Dividends declared attributable to non-controlling interests included in the consolidated statement of changes in equity represent cash distributions to holders of common and preference units.

        In the year ended December 31, 2020, the board of directors of the Partnership approved and declared cash distributions of $26,531 and of $30,328 for the common units and preference units, respectively, held by non-controlling interests.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture

        The Group participates in the following associates and joint venture:

		% of ownership interest
	Country of incorporation			Nature of relationship	Measurement method	Principal activity
Name		2019	2020
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	20%	20%	Associate	Equity method	Service company
The Cool Pool Limited(3)	Marshall Islands	—	—	Joint venture	Equity method	Service company

(1)
Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.

(2)
Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure.

(3)
The Cool Pool Limited is the commercial manager of the Cool Pool acting as an agent (Note 1).

        Investment in associates and joint venture consist of the following:

	Associates
	2019	2020
As of January 1,	20,713	21,620
Additions	158	472
Share of profit of associates	1,627	2,192
Dividend declared	(878)	(2,525)

As of December 31,	21,620	21,759

        The additions of $472 relate to the investment in Gastrade (December 31, 2019: $158). On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance ("O&M") services for the FSRU through an O&M agreement which was signed on February 23, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

5. Investment in Associates and Joint Venture (Continued)

        Summarized financial information in respect of the associates and the joint venture is set out below:

	Associates		Joint Venture
	2019	2020	2019	2020
Current
Total current assets	22,749	25,861	—	—
Total current liabilities	(15,258)	(18,393)	—	—
Non-current
Total non-current assets	106,421	98,926	—	—
Total non-current liabilities	(82,153)	(73,571)	—	—

Net assets	31,759	32,823	—	—

Group's share	7,840	8,025	—	—

Effect from translation	(41)	(87)	—	—
Goodwill	13,821	13,821	—	—

Investment in associates and joint venture	21,620	21,759	—	—

	Associates			Joint Venture
	2018	2019	2020	2018	2019	2020
Revenues	23,513	26,294	27,807	346,170	121,434	—
Profit for the year	7,040	6,429	8,593	—	—	—
Total comprehensive income for the year	7,040	6,429	8,593	—	—	—

Group's share in profit	1,800	1,627	2,192	—	—	—

Dividend declared	(8,091)	(3,510)	(10,100)	—	—	—

Group's share in dividend	2,023	878	2,525	—	—	—

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction

        The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2019	4,899,678	23,710	4,923,388	159,275
Additions	26,233	1,454	27,687	450,918
Return of capital expenditures	(11,224)	—	(11,224)	—
Transfer from vessels under construction	406,870	—	406,870	(406,870)
Fully amortized fixed assets	(7,209)	—	(7,209)	—

As of December 31, 2019	5,314,348	25,164	5,339,512	203,323

Additions	40,116	11,245	51,361	677,456
Disposals	—	(3,029)	(3,029)	—
Transfer from vessels under construction	747,940	—	747,940	(747,940)
Fully amortized fixed assets	(24,363)	—	(24,363)	—

As of December 31, 2020	6,078,041	33,380	6,111,421	132,839

Accumulated depreciation
As of January 1, 2019	595,426	4,380	599,806	—
Depreciation	156,826	875	157,701	—
Impairment loss on vessels	162,149	—	162,149	—
Fully amortized fixed assets	(7,209)	—	(7,209)	—

As of December 31, 2019	907,192	5,255	912,447	—

Depreciation	165,411	790	166,201	—
Impairment loss on vessels	28,627	—	28,627	—
Fully amortized fixed assets	(24,363)	—	(24,363)	—

As of December 31, 2020	1,076,867	6,045	1,082,912	—

Net book value
As of December 31, 2019	4,407,156	19,909	4,427,065	203,323

As of December 31, 2020	5,001,174	27,335	5,028,509	132,839

        Vessels with an aggregate carrying amount of $5,001,174 as of December 31, 2020 (December 31, 2019: $4,407,156) have been pledged as collateral under the terms of the Group's loan agreements (Note 13).

        As of June 30, 2020 and December 31, 2020, a number of negative indicators such as downward pressure on economic activity and energy demand, as well as significant uncertainty regarding future LNG demand and, therefore, LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Group's vessels could be secured over the near-term in the spot market prompted the Group to perform an

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction (Continued)

impairment assessment of its vessels in accordance with the Group's accounting policy (Note 2). The recoverable amounts (values in use) for four Steam vessels owned by the Partnership and the one Steam vessel owned by GasLog (in the table below) calculated as per above were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $28,627 was recognized in profit or loss in the year ended December 31, 2020.

	As of and for the year ended December 31, 2020
Vessel	Impairment loss	Recoverable amount
Methane Rita Andrea	(4,933)	91,162
Methane Lydon Volney	(4,704)	99,285
Methane Alison Victoria	(2,359)	96,385
Methane Shirley Elisabeth	(12,412)	92,688
Methane Heather Sally	(4,219)	103,274

Total	(28,627)	482,794

        As of December 31, 2020, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the "re-chartering rate") and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $40 per day (December 31, 2019: $41 per day). Increasing/decreasing the average re-chartering rate used by $5 per day would result in an impairment reversal of $109,772/ impairment loss of $115,887, respectively. The discount rate used for the Steam vessels was 6.4% as of December 31, 2020 (December 31, 2019: 7.25%). Increasing/decreasing the discount rate by 0.5% would result in an impairment loss of $26,751/ an impairment reversal of $14,492, respectively.

        On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it would have access to all long lead items ("LLIs") necessary for the conversion of a GasLog LNG carrier vessel into FSRUs whereby such conversion work would be undertaken by Keppel Shipyard Limited ("Keppel"). GasLog was only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs had not been utilized in a GasLog vessel conversion within three years from November 2016, the items might be put to GasLog at 85% of the original cost, or GasLog might call for the purchase of such LLIs at 115% of the original cost. On February 7, 2020, GasLog paid $17,625 for the acquisition of such LLIs, following the expiration of the arrangement.

        Related to the acquisition of six vessels from a subsidiary of Methane Services Limited ("MSL") in 2014 and another two vessels in 2015, the Group was committed to purchase depot spares from MSL with an aggregate initial value of $8,000 of which depot spares with value of $660 had already been purchased and paid while the remaining were acquired and paid on June 2, 2020.

        In June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine which was included in Office property and other tangible assets to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle at a price of $2,457. The disposal resulted in a loss of $572.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction (Continued)

        In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to investments in certain of the Partnership's and GasLog's vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services Ltd. and one of the suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Group in respect of the aforementioned enhancements which were not timely delivered or in the correct contractual condition. In accordance with the terms of the interim agreement, $10,451 has been reimbursed to the Group with realized foreign exchange losses of $773 recorded in profit or loss in the year ended December 31, 2019.

        In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung Heavy Industries Co., Ltd. ("Samsung") for the construction of an LNG carrier (174,000 cbm). The vessel (the GasLog Gladstone) was delivered on March 15, 2019.

        In September 2016, GasLog Carriers entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Warsaw) was delivered on July 31, 2019.

        In January 2018, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Windsor) was delivered on April 1, 2020.

        In March 2018, GAS-thirty one Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Wales) was delivered on May 11, 2020.

        In May 2018, GAS-thirty Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Westminster) was delivered on July 15, 2020.

        In August 2018, GAS-thirty two Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (174,000 cbm). The vessel (the GasLog Georgetown) was delivered on November 16, 2020.

Vessels under construction

        As of December 31, 2020, GasLog has the following newbuildings on order at Samsung:

LNG Carrier	Date of agreement	Estimated delivery		Cargo Capacity (cbm)
GasLog Galveston	August 2018	Q1 2021	(1)	174,000
Hull No. 2311	December 2018	Q2 2021		180,000
Hull No. 2312	December 2018	Q3 2021		180,000

(1)
The vessel was delivered on January 4, 2021 (Note 30).

        Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2020, the Group has paid to the shipyard

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction (Continued)

$129,252 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel's keel laying, launching and delivery (Note 23(a)).

        The vessels under construction costs as of December 31, 2019 and 2020 are comprised of:

	As of December 31,
	2019	2020
Progress shipyard installments	197,637	129,252
Onsite supervision costs	3,879	1,701
Critical spare parts, equipment and other vessel delivery expenses	1,807	1,886

Total	203,323	132,839

7. Leases

        On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases of various properties, vessel communication equipment and certain printers which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using the current weighted average incremental borrowing rate.

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

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

7. Leases (Continued)

        The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2019	206,753 (*)	2,630	4,969	19	214,371
Additions	1,001	336	1,080	47	2,464
Depreciation expense	(7,722)	(1,109)	(1,499)	(10)	(10,340)

As of December 31, 2019	200,032	1,857	4,550	56	206,495

Additions, net	5,799	833	1,255	67	7,954
Depreciation expense	(8,163)	(1,253)	(1,547)	(49)	(11,012)

As of December 31, 2020	197,668	1,437	4,258	74	203,437

*
The balance as of December 31, 2018 represented the vessel held under finance lease and was included in the financial statement line "Vessel held under finance lease", which was renamed to "Right-of-use assets" as of January 1, 2019.

        An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2019	2020
As of January 1,	213,374	204,930
Additions, net	1,462	2,155
Lease charge (Note 19)	10,506	9,921
Payments	(20,412)	(20,836)

As of December 31,	204,930	196,170

Lease liability, current portion	9,363	9,644
Lease liability, non-current portion	195,567	186,526

Total	204,930	196,170

        An amount of $327 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2020 ($106 for the year ended December 31, 2019), which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

8. Cash and Cash Equivalents

        Cash and cash equivalents consist of the following:

	As of December 31,
	2019	2020
Current accounts	113,655	182,056
Time deposits (with original maturities of three months or less)	149,491	36,971
Ship management client accounts	601	397
Restricted cash	—	147,845

Total	263,747	367,269

        Restricted cash represents the cash in relation to the amount drawn for the delivery of the GasLog Galveston until her delivery from the shipyard on January 4, 2021 (Note 30).

        Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

9. Trade and Other Receivables

        Trade and other receivables consist of the following:

	As of December 31,
	2019	2020
Trade receivables	9,463	5,113
VAT receivable	637	1,139
Accrued income	8,274	16,818
Insurance claims	1,400	4,236
Other receivables	5,126	8,917

Total	24,900	36,223

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

        As of December 31, 2019 and 2020 no allowance for expected credit losses was recorded.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

10. Other Non-Current Assets

        Other non-current assets consist of the following:

	As of December 31,
	2019	2020
Various guarantees	388	289
Other long-term assets	1,613	5,378
Cash collaterals on swaps	22,220	6,796

Total	24,221	12,463

        Cash collaterals on swaps represent cash deposited for the Group's interest rate swaps being the difference between their fair value and an agreed threshold. An amount of $16,671 of cash collaterals has been included in Prepayments and other current assets (December 31, 2019: nil).

11. Share Capital

        GasLog's authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

        On February 13, 2020 and February 14, 2020, GasLog repurchased 323,919 common shares at a weighted average price of $6.1443 per share for a total amount of $2,000 under its share repurchase programme.

        On June 29, 2020, GasLog issued 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36,000 through a private placement of unregistered common shares.

        As of December 31, 2020, the share capital consisted of 95,176,443 issued and outstanding common shares, par value $0.01 per share, 216,683 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding (December 31, 2019: 80,871,670 issued and outstanding common shares, par value $0.01 per share, 121,456 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

11. Share Capital (Continued)

shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Number of preference shares	Share capital	Preference shares	Contributed surplus	Treasury shares
Outstanding as of January 1, 2018	80,717,885	275,241	4,600,000	810	46	911,766	(6,960)

Purchase of treasury shares	(2,818)	2,818	—	—	—	—	(62)
Treasury shares distributed for awards vested or exercised in the year	146,179	(146,179)	—	—	—	—	3,756
Equity raising fees	—	—	—	—	—	(395)	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(60,795)	—

Outstanding as of December 31, 2018	80,861,246	131,880	4,600,000	810	46	850,576	(3,266)

Purchase of treasury shares	(212,111)	212,111	—	—	—	—	(3,752)
Treasury shares distributed for awards vested or exercised in the year	222,535	(222,535)	—	—	—	—	4,859
Equity raising fees	—	—	—	—	—	(595)	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(89,310)	—

Outstanding as of December 31, 2019	80,871,670	121,456	4,600,000	810	46	760,671	(2,159)

Purchase of treasury shares	(323,919)	323,919	—	—	—	—	(2,000)
Proceeds from private placement, net of offering costs	14,400,000	—	—	144	—	34,849	—
Treasury shares distributed for awards vested or exercised in the year	228,692	(228,692)	—	—	—	—	2,819
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(35,698)	—

Outstanding as of December 31, 2020	95,176,443	216,683	4,600,000	954	46	759,822	(1,340)

        The treasury shares were acquired by GasLog in 2014, 2018, 2019 and 2020 in relation to the settlement of share-based compensation awards (Note 22).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves

        The movements in reserves are reported in the following table:

	Hedging	Employee benefits	Share-based compensation reserve	Total reserves
Balance as of December 31, 2017	(142)	(105)	18,594	18,347
Retained earnings adjustment(1)	(436)	—	—	(436)

Balance as of January 1, 2018 (restated)	(578)	(105)	18,594	17,911

Effective portion of changes in fair value of cash flow hedges	(258)	—	—	(258)
Share-based compensation, net of accrued dividend	—	—	4,434	4,434
Settlement of share-based compensation	—	—	(3,074)	(3,074)
Actuarial loss	—	(51)	—	(51)

Balance as of December 31, 2018	(836)	(156)	19,954	18,962

Effective portion of changes in fair value of cash flow hedges	(2,933)	—	—	(2,933)
Recycled loss of cash flow hedges reclassified to profit or loss	697	—	—	697
Share-based compensation, net of accrued dividend	—	—	4,794	4,794
Settlement of share-based compensation	—	—	(4,721)	(4,721)

Balance as of December 31, 2019	(3,072)	(156)	20,027	16,799

Effective portion of changes in fair value of cash flow hedges	(750)	—	—	(750)
Share-based compensation, net of accrued dividend	—	—	5,385	5,385
Settlement of share-based compensation	—	—	(2,824)	(2,824)
Actuarial gain	—	57	—	57

Balance as of December 31, 2020	(3,822)	(99)	22,588	18,667

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

12. Reserves (Continued)

Dividend distributions

        GasLog's dividend distributions for the years ended December 31, 2018, 2019 and 2020 are presented in the following table:

	Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
	February 15, 2018	Common	$0.14	March 15, 2018	11,300
	March 8, 2018	Preference	$0.546875	April 2, 2018	2,516
	May 3, 2018	Common	$0.15	May 24, 2018	12,120
	May 11, 2018	Preference	$0.546875	July 2, 2018	2,516
	August 1, 2018	Common	$0.15	August 23, 2018	12,122
	September 13, 2018	Preference	$0.546875	October 1, 2018	2,516
	October 31, 2018	Common	$0.15	November 21, 2018	12,126
	November 15, 2018	Preference	$0.546875	January 2, 2019	2,516
	November 28, 2018	Common	$0.40	December 17, 2018	32,342

Total					90,074

	February 13, 2019	Common	$0.15	March 14, 2019	12,129
	March 7, 2019	Preference	$0.546875	April 1, 2019	2,516
	May 2, 2019	Common	$0.15	May 23, 2019	12,129
	May 10, 2019	Preference	$0.546875	July 1, 2019	2,515
	July 31, 2019	Common	$0.15	August 22, 2019	12,129
	September 17, 2019	Preference	$0.546875	October 1, 2019	2,516
	November 5, 2019	Common	$0.15	November 21, 2019	12,129
	November 14, 2019	Preference	$0.546875	January 2, 2020	2,516
	December 14, 2019	Common	$0.38	December 31, 2019	30,731

Total					89,310

	February 5, 2020	Common	$0.15	March 12, 2020	12,082
	March 12, 2020	Preference	$0.546875	April 1, 2020	2,516
	May 6, 2020	Common	$0.05	May 28, 2020	4,035
	May 14, 2020	Preference	$0.546875	July 1, 2020	2,516
	August 4, 2020	Common	$0.05	August 27, 2020	4,758
	September 16, 2020	Preference	$0.546875	October 1, 2020	2,516
	November 9, 2020	Common	$0.05	November 30, 2020	4,759
	December 9, 2020	Preference	$0.546875	January 4, 2021	2,516

Total					35,698

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings

        An analysis of the borrowings is as follows:

	As of December 31,
	2019	2020
Amounts due within one year	268,090	258,262
Less: unamortized deferred loan/bond issuance costs	(12,668)	(12,636)

Borrowings, current portion	255,422	245,626

Amounts due after one year	2,930,221	3,583,447
Less: unamortized premium	1,457	797
Less: unamortized deferred loan/bond issuance costs	(39,705)	(56,649)

Borrowings, non-current portion	2,891,973	3,527,595

Total	3,147,395	3,773,221

Loans

Terminated facilities:

(a) Citibank N.A., Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V. ("ABN"), Skandinaviska Enskilda Banken AB ("SEB") and BNP Paribas loan (Old Partnership Facility, as defined below)

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "Old Partnership Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provided for a single tranche that was drawn on November 18, 2014. The credit facility bore interest at USD London Interbank Offered Rate ("LIBOR") plus a margin. In February 2019, the Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (refer to (b) in the Existing facilities section), in order to refinance such indebtedness. On March 6, 2019, the Partnership used $354,375 drawn down under the new facility to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Old Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss.

(b) ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V. ("ING"), London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited loan (Five Vessel Refinancing, as defined below)

        On February 18, 2016, GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into a credit agreement to refinance the debt maturities that were scheduled to become due in 2016 and 2017 (the "Five Vessel Refinancing"). The Five Vessel Refinancing comprised a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche facility of up to $180,000. The vessels covered by the Five Vessel Refinancing were the GasLog

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne and the GasLog-owned Methane Lydon Volney.

        On April 5, 2016, $395,450 and $179,750 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to partially refinance $644,000 of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd.. The balance of $68,800 was paid from available cash. On April 5, 2017, GasLog prepaid $150,000 under the junior tranche facility agreement and on January 5, 2018, GasLog Partners prepaid the outstanding balance of $29,750 under the junior tranche facility agreement, which was subsequently cancelled.

        The aggregate balance outstanding under the senior tranche as of December 31, 2019 was $289,709. Amounts drawn bore interest at LIBOR plus a margin.

        On July 21, 2020, pursuant to the multiple credit agreements entered into by the Group to refinance its existing indebtedness which was scheduled to become due in 2021 (refer to (e), (f) and (g) in the Existing Facilities section), the outstanding balances of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., under the senior tranche totaling $265,911, were fully repaid. The existing loan facilities of the specified vessels under the Five Vessel Refinancing were terminated and the respective unamortized loan fees of $1,183 were written-off to profit or loss. A few days earlier, $7,933 were repaid in accordance with the repayment terms under the Five Vessel Refinancing Facility since the closing of the refinancing was delayed by approximately two weeks due to COVID-19.

(c) Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc ("HSBC"), ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. loan (Legacy Facility Refinancing, as defined below)

        On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into a credit agreement with a number of international banks (the "Legacy Facility Refinancing") to refinance the existing indebtedness on eight of GasLog's on-the-water vessels of up to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog-owned GasLog Savannah, GasLog Singapore, GasLog Skagen, GasLog Saratoga, GasLog Salem and GasLog Chelsea and the GasLog Partners owned the GasLog Seattle and the Solaris.

        The Legacy Facility Refinancing was comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000. On July 25, 2016, the available amount of $950,000 under the term loan facility and $11,641 under the revolving credit facility were drawn to refinance the aggregate existing indebtedness of $959,899 of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. Amounts drawn bore interest at LIBOR plus a margin. On January 17, 2017, $30,000 was drawn under the revolving credit facility. On July 3, 2017, the full drawn amount of $41,641 under the revolving credit facility was repaid. On November 13, 2018, $25,940 was drawn under the revolving credit facility, which was repaid on December 12, 2018.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

        The balance outstanding as of December 31, 2019 was $775,000 under the term loan facility and $0 under the revolving credit facility. On February 13, 2020, March 13, 2020 and March 18, 2020, $23,346, $50,714 and $25,940 were drawn under the revolving credit facility.

        On July 21, 2020, pursuant to the multiple credit agreements entered into by the Group to refinance its existing indebtedness which was scheduled to become due in 2021(refer to (e), (g) and (h) in the Existing Facilities section), the outstanding balances of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., under the term and revolving credit facilities totaling $724,514 were fully repaid. In addition, on August 3, 2020, the outstanding balance of GAS-fifteen Ltd. under the term and revolving credit facility of $92,153 was fully repaid. The existing loan facilities of the specified vessels under the Legacy Facility Refinancing were terminated and the respective unamortized loan fees of $3,591 were written-off to profit or loss. A few days earlier, $25,875 were repaid in accordance with the repayment terms under the Legacy Facility Refinancing since the closing of the refinancing was delayed by approximately two weeks due to COVID-19.

Existing facilities:

(a) Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank loan (October 2015 Facility, as defined below)

        On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks ("October 2015 Facility") for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement provides for four tranches of $412,458, $201,094, $206,115 and $491,690. The facility is also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and June 24, 2016, $162,967 was drawn down on each date with respect to the deliveries of the GasLog Greece and the GasLog Glasgow, on September 26, 2016 and October 25, 2016, $160,697 was drawn down on each date with respect to the deliveries of the GasLog Geneva and the GasLog Gibraltar, on January 2, 2018 and March 14, 2018, $166,210 was drawn on each date with respect to the deliveries of the GasLog Houston and the GasLog

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

Hong Kong, while on March 23, 2018 and March 11, 2019, $165,805 was drawn down on each date with respect to the deliveries of the GasLog Genoa and the GasLog Gladstone. Amounts drawn bear interest at LIBOR plus a margin.

        On October 21, 2020, the outstanding indebtedness of GAS-twenty five Ltd., in the amount of $136,776 was prepaid pursuant to the sale and leaseback agreement entered into with CMB Financial Leasing Co. Ltd. ("CMBFL") (refer below). The relevant tranches of the loan agreement were terminated and the respective unamortized loan fees of $3,571 were written-off to profit or loss. The aggregate balance outstanding under the loan facility as of December 31, 2020 is $873,776 (December 31, 2019: $1,103,442).

(b) Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch (2019 Partnership Facility, as defined below)

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

        The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt under the Old Partnership Facility, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility. The aggregate balance outstanding as of December 31, 2020 is $398,501 (December 31, 2019: $425,949), with no amount available to be redrawn as of December 31, 2020 (December 31, 2019: $1,980).

(c) ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited ("OCBC") (GasLog Warsaw Facility, as defined below)

        On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and OCBC, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the "GasLog Warsaw Facility"). The agreement provides for a single tranche of $129,500 that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1,619 each and a final balloon payment of $84,175 payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2020 is $121,406 (December 31, 2019: $127,881).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

(d) Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank ("SCB"), The Korea Development Bank and KB Kookmin Bank (7xNB Facility, as defined below)

        On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement (the "7xNB Facility") with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by KEXIM and K-Sure, who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052,791 partially finances the delivery of seven newbuildings scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176,547, $174,787, $356,671 and $344,786. The facility is also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first and the third tranche are combined and repaid in 24 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 12-year profile. Each drawing under the second tranche is repaid in 14 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 7-year profile. Each drawing under the fourth tranche is repaid in a single bullet seven years after the actual delivery of the relevant vessel.

        On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020 and on December 29, 2020, $152,525, $149,386, $149,281, $147,845 and $147,845, respectively, was drawn down with respect to the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston (delivered on January 4, 2021 (Note 30)). The aggregate balance outstanding under the loan facility as of December 31, 2020 is $738,422 (December 31, 2019: $0). Amounts drawn bear interest at LIBOR plus a margin.

        As of December 31, 2020, commitment, underwriting and legal fees of $4,658 (December 31, 2019: $11,592) for obtaining the undrawn portion of the financing are classified under Deferred financing costs in the statement of financial position and are netted off debt on the respective drawdown dates.

(e) BNP Paribas, Credit Suisse AG and Alpha Bank S.A. (GasLog Partners $260.3M Facility, as defined below)

        On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 (the "GasLog Partners $260.3M Facility") with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The balance outstanding as of December 31, 2020 is $260,331.

(f) DNB Bank ASA, London Branch, and ING Bank N.V., London Branch (GasLog Partners $193.7M Facility, as defined below)

        On July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 (the "GasLog Partners $193.7M Facility") with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The balance outstanding as of December 31, 2020 is $193,713.

(g) ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge, HSBC Bank plc, Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Bank of Australia Limited (GasLog $576.9M Facility, as defined below)

        On July 16, 2020 GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. entered into a credit agreement of $576,888 (the "GasLog $576.9M Facility") with ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acting as global co-ordinators and bookrunners, while HSBC Bank plc acting as mandated lead arranger; Credit Agricole Corporate and Investment Bank acting as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acting as arrangers, each of those being an original lender. The credit agreement was entered to refinance the existing indebtedness due in 2021 of six of the Group's vessels. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494,475 Term Loan Facility which amortizes over 18 equal quarterly installments of $9,349 beginning in April 2021 (following an initial repayment in January 2021 in the amount of $18,698), with a final balloon amount of $307,495 payable concurrently with the last installment in June 2025 and a $82,413 revolving loan facility which also matures in June 2025. The facility bears interest at LIBOR plus a margin. An amount of $576,888 was drawn on July 21, 2020, out of which $557,026 was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds was used for general corporate and working capital purposes. The balance outstanding under the term and revolving loan facility as of December 31, 2020 is $494,475 and $82,413, respectively.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

(h) National Bank of Greece S.A. ("NBG") (GasLog Chelsea $96.8M Facility, as defined below)

        On July 30, 2020, GasLog-fifteen Ltd. entered into a credit agreement of $96,815 (the "GasLog Chelsea $96.8M Facility") with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. National Bank of Greece S.A. is acting as the sole original lender. An amount of $96,815 was drawn on July 31, 2020, out of which $92,153 was used to refinance the outstanding indebtedness of the GasLog Chelsea. The balance of the proceeds was used for general corporate and working capital purposes. The facility amortizes over 20 equal quarterly installments of $1,891 beginning in October 2020, with a final balloon amount of $58,995 payable concurrently with the last instalment in July 2025. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2020 is $94,923.

(i) CMB Financial Leasing Co. Ltd. (GasLog Hong Kong SLB, as defined below)

        On October 21, 2020, GasLog refinanced through a sale-and-leaseback transaction the GasLog Hong Kong, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GasLog sold the vessel to an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd. the ("GasLog Hong Kong SLB"), raising $163,406 and leased it back under a bareboat charter for a period of twelve years. At the end of the period, GasLog has the option to buy the vessel for $70,000 otherwise a premium of $30,000 will be payable. GasLog can also buy back the vessel at any time by paying the capital outstanding and a prepayment fee where applicable. The amount drawn was used to refinance the outstanding indebtedness of GAS-twenty five Ltd., in the amount of $136,776. The amount drawn on October 21, 2020 is repayable in 48 quarterly installments, the first 20 installments amount to $2,670 each and the following 28 installments amount to $1,429 each, and a final balloon payment of $70,000 payable concurrently with the last quarterly installment in October 2032. Interest on the outstanding capital of the bareboat charter will be payable at a rate of LIBOR plus a margin. GasLog has the option to repurchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The balance outstanding as of December 31, 2020 is $163,406.

Securities covenants and guarantees

        The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge or negative pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings and insurance related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the 2019 Partnership Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the October 2015 Facility are guaranteed by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva, the GasLog Glasgow and the GasLog Gibraltar and by GasLog and GasLog Carriers for up to the value of the commitments on the remaining vessels, while obligations under the GasLog Warsaw Facility, the 7xNB Facility, the GasLog $576.9M Facility and the GasLog Chelsea $96.8M Facility are guaranteed by GasLog and GasLog Carriers. The facilities include customary respective covenants, and among other

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance (with respect to the GasLog Partners $193.7M Facility below 130% of the aggregate outstanding principal balance plus any hedging exposure and with respect to each individual vessel in the October 2015 Facility and the 7xNB Facility, below 115% of the outstanding principal balance of that vessel for the first two years after each drawdown and below 120% at any time thereafter). In respect to the CMB Financial Leasing transaction the minimum value threshold is 100%. In addition, under the facilities, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity ($5,500 for GAS-twenty Ltd. and the equivalent of the next hire payment or $3,843 as of December 31, 2020 for GAS-twenty five Ltd.) and are in compliance as of December 31, 2020. The Group is in compliance with the required minimum security coverage as of December 31, 2020.

Bonds

        On June 27, 2016, GasLog also completed the issuance of Norwegian Kroner ("NOK") 750,000 (equivalent to $90,150) of new senior unsecured bonds (the "NOK 2021 Bonds") in the Norwegian bond market. The NOK 2021 Bonds were due to mature in May 2021 and have a coupon of 6.9% over three-month Norwegian Interbank Offered Rate ("NIBOR"). On November 27, 2019, GasLog repurchased and cancelled NOK 316,000 of the outstanding NOK 2021 Bonds at a price of 104.75% of par value, resulting in a loss of $1,644.

        On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding NOK 2021 Bonds at a price of 104.0% of par value, resulting in a loss of $1,937. The aforementioned repurchase was considered an extinguishment of the existing NOK 2021 Bonds, and as a result, the unamortized bond fees of $316 were written off to profit or loss for the year ended December 31, 2020.

        On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of the 8.875% Senior Notes at a public offering price of 100% of the principal amount. On May 16, 2019, GasLog closed a follow-on issue of $75,000 aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76,875, including a $1,875 premium. In addition, GasLog paid $10,000 for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value, resulting in a loss of $475 for the year ended December 31, 2019. The exchange was completed on January 13, 2020. The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of December 31, 2020, was $313,773 (December 31, 2019: $322,938).

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

        On November 27, 2019, GasLog completed the issuance of NOK 900,000 (equivalent to $98,550) of new senior unsecured bonds (the "NOK 2024 Bonds") in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and bear interest at NIBOR plus margin. Interest payments are made in arrears on a quarterly basis. GasLog may redeem the aforementioned bond in whole or in part as from May 2024 at 101% of par plus accrued interests on the redeemed amount.

        The carrying amount under the NOK 2024 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2020 was $104,017 (carrying amount under the NOK 2021 Bonds and the NOK 2024 Bonds as of December 31, 2019: $149,433) while their fair value was $96,581 based on a USD/NOK exchange rate of 0.1170 as of December 31, 2020 (December 31, 2019: $157,383, based on a USD/NOK exchange rate of 0.1134).

Corporate guarantor financial covenants

  GasLog Partners' financial covenants

        GasLog Partners as corporate guarantor for the 2019 Partnership Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and for the debt of the vessels owned by GasLog Partners under the October 2015 Facility is subject to specified financial covenants on a consolidated basis. These financial covenants include the following:

  (i)
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

  (ii)
  total indebtedness divided by total assets must be less than 65.0%;

  (iii)
  the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

        The 2019 Partnership Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and the October 2015 Facility also impose certain restrictions relating to GasLog Partners, including restrictions that limit its ability to make any substantial change in the nature of its business or to change the corporate structure without approval from the lenders.

        Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2020.

  GasLog's financial covenants

        GasLog, as corporate guarantor for the loan facilities (except for the 2019 Partnership Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and the debt of the vessels owned by GasLog Partners under the October 2015 Facility) and NOK 2024 Bonds, is subject to specified financial covenants on a consolidated basis.

        These financial covenants include the following:

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

  (ii)
  total indebtedness divided by total assets must not exceed 75.0%;

  (iii)
  the aggregate amount of all unencumbered cash and cash equivalents must be at least $75,000;

  (iv)
  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve-month basis must be not less than 1.10:1 provided that such covenant is not applicable as long as all unencumbered cash and cash equivalent are not less than $110,000;

  (v)
  the market value adjusted net worth of GasLog must at all times be not less than $350,000; and

  (vi)
  GasLog is permitted to pay dividends, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

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

        GasLog, as corporate guarantor for the 8.875% Senior Notes, is subject to specified financial covenants on a consolidated basis.

        The financial covenants include the following:

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  (ii)
  total indebtedness plus total equity divided by total assets must not exceed 75.0%;

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the respective credit facilities and the GasLog guarantees (including interest and debt repayments) on a trailing twelve months' basis must be not less than 100.0%;

  (iv)
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.5% of total indebtedness or $35,000 after the first drawdown; and

  (v)
  the Group's market value adjusted net worth must at all times be not less than $300,000.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings (Continued)

        Compliance with the loan financial covenants is required on a semi-annual basis while compliance with the NOK 2024 Bonds and the 8.875% Senior Notes covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2020.

Debt Repayment Schedule

        The maturity table below reflects the principal repayments of the loans, the sale-and-leaseback transaction, the NOK 2024 Bonds and the 8.875% Senior Notes outstanding as of December 31, 2020 based on the repayment schedule of the respective loan facilities (as described above):

As of December 31, 2020
Not later than one year	258,262
Later than one year and not later than three years	812,825
Later than three years and not later than five years	1,574,258
Later than five years	1,196,364

Total	3,841,709

        The weighted average interest rate for the outstanding loan facilities and bonds for the year ended December 31, 2020 was 3.72% (December 31, 2019: 5.05%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 26).

        After excluding the unamortized deferred loan issuance costs the carrying amount of the Group's bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

14. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2019	2020
Unearned revenue	48,183	59,612
Accrued off-hire	6,968	5,886
Accrued purchases	9,759	9,867
Accrued interest	36,746	33,600
Other accruals	34,586	34,092

Total	136,242	143,057

        The unearned revenue represents charter hires received in advance in December 2020 relating to the hire period of January 2021 for 29 vessels (December 2019: 22 vessels).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

15. Vessel Operating and Supervision Costs

        An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2018	2019	2020
Crew wages and vessel management employee costs	79,624	80,713	89,463
Technical maintenance expenses	28,694	37,653	39,369
Other vessel operating expenses	19,766	21,296	19,403

Total	128,084	139,662	148,235

16. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2018	2019	2020
Brokers' commissions on revenue	7,555	7,527	7,050
Bunkers' consumption and other voyage expenses	12,819	16,245	14,833

Total	20,374	23,772	21,883

        Bunkers' consumption and other voyage expenses represent mainly bunkers consumed during vessels' unemployment and off-hire (including bunkers consumed during dry-docking).

17. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2018	2019	2020
Employee costs	20,980	24,863	24,051
Share-based compensation (Note 22)	5,216	5,107	5,486
Other expenses	15,797	17,415	17,712

Total	41,993	47,385	47,249

        General and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for stock plan and restructuring obligation, of $5,312 for the year ended December 31, 2020 ($4,702 for the year ended December 31, 2019) pursuant to management's decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office and to close the Stamford, Connecticut office.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

18. Revenues from Contracts with Customers

        The Group has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2018	2019	2020
Revenues from long-term fleet	476,415	508,778	462,887
Revenues from spot fleet	38,909	113,822	210,390
Revenues from The Cool Pool Limited (GasLog vessels)	102,253	45,253	—
Revenues from vessel management services	767	784	812

Total	618,344	668,637	674,089

        Revenues from The Cool Pool Limited relate only to the pool revenues received from GasLog's vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of ($4,264) for the year ended December 31, 2019 and $17,818 for the year ended December 31, 2018, which is recorded as a separate line item in the Profit or Loss Statement.

        Management allocates vessel revenues to two categories: a) spot fleet and b) long-term fleet, which reflects its commercial strategy. Specifically, the spot fleet category contains all vessels that have contracts with initial duration of less than five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories, exclude optional periods.

19. Financial Income and Costs

        An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2018	2019	2020
Financial Income
Interest income	4,784	5,318	726

Total financial income	4,784	5,318	726

Financial Costs
Amortization and write-off of deferred loan/bond issuance costs/premium	12,593	14,154	22,876
Interest expense on loans	111,600	122,819	93,860
Interest expense on bonds and realized loss on CCSs	30,029	34,607	35,891
Lease charge	10,520	10,506	9,921
Loss arising on bond repurchases at a premium (Note 13)	—	2,119	1,937
Other financial costs, net	1,885	6,276	796

Total financial costs	166,627	190,481	165,281

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

21. Related Party Transactions

        The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	As of December 31,
	2019	2020
Dividends receivable from associate (Note 5)	450	1,250
Other receivables	123	9

Total	573	1,259

Current Liabilities

Amounts due to related parties

	As of December 31,
	2019	2020
Ship management creditors	328	124
Amounts due to related parties	200	164

        Ship management creditors' liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group's management.

        Amounts due to related parties of $164 as of December 31, 2020 (December 31, 2019: $200) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions (Continued)

        The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2018, 2019 and 2020:

	Company	Details	Statement of income account	2018	2019	2020
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	(703)	(703)	(703)
(a)	Egypt LNG Shipping Ltd.	Sale of office property	Loss on disposal of non-current assets	—	—	572
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	934	411	478
(b)	Nea Dimitra Property	Office rent	Financial costs/Depreciation	—	642	669
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	—	1	1
(c)	Seres S.A.	Catering services	General and administrative expenses	372	361	268
(c)	Seres S.A.	Consultancy services	General and administrative expenses	56	55	56
(d)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	—	284	23
(e)	Ceres Monaco S.A.M.	Professional services	General and administrative expenses	144	144	144
(e)	Ceres Monaco S.A.M.	Travel expenses	General and administrative expenses	—	13	1
(f)	A.S. Papadimitriou and Partners Law Firm	Professional services	General and administrative expenses	4	—	—
(g)	The Cool Pool Limited	Pool gross revenues	Revenues	(102,253)	(45,253)	—
(g)	The Cool Pool Limited	Pool gross bunkers	Voyage expenses and commissions	8,908	7,255	—
(g)	The Cool Pool Limited	Pool other voyage expenses	Voyage expenses and commissions	1,246	831	—
(g)	The Cool Pool Limited	Adjustment for net pool allocation	Net pool allocation	(17,818)	4,264	—
(h)	Ceres Shipping Ltd.	Travel expenses	General and administrative expenses	38	—	1
(h)	Ceres Shipping Ltd.	Professional services	General and administrative expenses	—	10	—

(a)
One of the Group's subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest. In addition, in June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle. The disposal resulted in a loss of $572 (Note 6).

(b)
Through its subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A.

(c)
GasLog LNG Services Ltd. has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day,but are slightly higher on special occasions. In addition, GasLog LNG Services Ltd. has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus.

(d)
Chartwell Management Inc. is an entity controlled by the Livanos family which provides travel services to GasLog's directors and officers.

(e)
GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M., an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog's shareholding in Gastrade. GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2017 in the sum of $100 and a consultancy arrangement fee of $12 per month up to December 31, 2020.

(f)
A.S. Papadimitriou and Partners Law Firm, an entity controlled by one of our directors, provided legal services in relation to the legal due diligence process of our investment in Gastrade. For the years ended December 31, 2019 and 2020, no amount was recognized in general and administrative expenses. (December 31, 2018: $4).

(g)
GasLog recognized gross revenues and total voyage expenses of $45,253 and $8,086, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2019 (December 31, 2018: $102,253 and $10,154, respectively). The aforementioned pool results were adjusted by a net loss of $4,264 (2018: net gain of $17,818) to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.

(h)
Ceres Shipping Ltd., an entity controlled by the Livanos family, requested reimbursement of professional expenses provided during the year.

(i)
In the year ended December 31, 2020, Ceres Shipping Enterprises S.A., an entity controlled by the Livanos family, received a fee of $1,000 for consultancy services provided in relation to the Group's debt re-financings completed in July and August 2020. This amount is classified under Deferred loan issuance costs (i.e. contra debt) and will be amortized over the duration of the respective facilities.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions (Continued)

Compensation of key management personnel

        The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2018	2019	2020
Remuneration	7,011	7,536	8,663
Short-term benefits	136	172	181
Expense recognized in respect of share-based compensation	1,992	2,044	2,951

Total	9,139	9,752	11,795

22. Share-Based Compensation

Omnibus Incentive Compensation Plan

        GasLog has granted to executives, managers and certain employees of the Group, Restricted Stock Units ("RSUs"), Stock Appreciation Rights or Stock Options (collectively, the "SARs") and Performance Stock Units ("PSUs") in accordance with its 2013 Omnibus Incentive Compensation Plan (the "Plan"). The RSUs (with the exception of the RSUs granted in 2020 that are discussed below) and PSUs vest three years after the grant dates while the SARs and the RSUs granted in 2020 vest incrementally with one-third of the SARs and RSUs vesting on each of the three anniversaries of the grant dates. The compensation cost for the SARs is recognized on an accelerated basis as though each separate vesting portion of the SARs is a separate award. Prior to the exercise date the holders of the awards have no voting rights.

        Vesting of the PSUs is also subject to the achievement of certain performance targets in relation to the total shareholder return ("TSR") achieved by the Company during the performance period weighted at 50%, the operating expenses reduction ("Opex reduction") weighted at 25% and the general and administrative expense reduction ("G&A reduction") weighted at 25%. Specifically, TSR is benchmarked against the TSR of a selected group of peer companies. TSR above the 75th percentile of the peer group results in 100% of the award vesting; TSR between the 25th and 75th percentile of the peer group results in the achieved percentile of award vesting and TSR below the 25th percentile of the peer group results in none of the award vesting. In addition, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the three-year target Opex reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction results in none of the award vesting. Finally, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the target G&A reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction, results in none of the award vesting. The compensation cost for the PSUs is recognized on an accelerated basis as though each separately vesting portion of PSUs is a separate award. The holders are entitled to cash distributions that will be accrued and settled on vesting.

        On April 1, 2020, GasLog granted to executives, managers and certain employees of the Group 496,742 RSUs and 496,742 PSUs in accordance with the Plan. The RSUs will vest incrementally with

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

one third of the RSUs vesting on each of April 1, 2021, 2022 and 2023 and the PSUs will vest on April 1, 2023. Additionally, on August 3, 2020, GasLog granted 21,367 RSUs which will vest incrementally with one third of the RSUs vesting on each of August 3, 2021, 2022 and 2023 and on August 7, 2020 granted 4,702 RSUs and 4,702 PSUs, which will vest incrementally with one third of the RSUs vesting on each of August 7, 2021, 2022 and 2023 and the PSUs will vest on August 7, 2023.

        The details of the outstanding awards as of December 31, 2020 are presented in the following table:

Awards	Number	Grant date	Expiry date	Exercise price*	Fair value at grant date
SARs	203,114	May 17, 2013	April 29, 2023	$12.48	$2.3753
SARs	259,417	April 1, 2014	March 31, 2024	$23.22	$6.0035
SARs	274,991	April 1, 2015	March 31, 2025	$18.70	$5.6352
SARs	712,673	April 1, 2016	March 31, 2026	$8.50	$2.3263
SARs	366,879	April 3, 2017	April 3, 2027	$14.77	$5.0021
RSUs	85,113	April 2, 2018	n/a	n/a	$16.30
SARs	363,540	April 2, 2018	April 2, 2028	$15.52	$5.3000
RSUs	49,886	April 1, 2019	n/a	n/a	$17.79
SARs	244,732	April 1, 2019	April 1, 2029	$17.41	$5.8612
RSUs	7,410	August 20, 2019	n/a	n/a	$12.34
SARs	27,132	August 20, 2019	August 20, 2029	$11.96	$3.37
RSUs	496,742	April 1, 2020	n/a	n/a	$3.51
PSUs	496,742	April 1, 2020	n/a	n/a	$3.51
RSUs	21,367	August 3, 2020	n/a	n/a	$3.03
RSUs	4,702	August 7, 2020	n/a	n/a	$3.19
PSUs	4,702	August 7, 2020	n/a	n/a	$3.19

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
For the years ended December 31, 2018, 2019 and 2020
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

        The fair value of the RSUs and PSUs was determined by using the grant date closing price and was not further adjusted since the holders are entitled to dividends.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

Movement in RSUs, SARs and PSUs

        The summary of RSUs, SARs and PSUs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2019	488,173	—	—	1.13	6,408
Granted during the year	106,023	—	—	—	1,845
Vested during the year	(207,819)	—	—	—	(1,943)
Forfeited during the year	(19,215)	—	—	—	(322)

Outstanding as of December 31, 2019	367,162	—	—	1.16	5,988

Granted during the year	522,811	—	—	—	1,824
Vested during the year	(245,061)	—	—	—	(3,671)
Forfeited during the year	(1,059)	—	—	—	(17)

Outstanding as of December 31, 2020	643,853	—	—	1.90	4,124

SARs
Outstanding as of January 1, 2019	2,372,163	14.51	—	7.17	9,839
Granted during the year	326,454	—	—	—	1,845
Exercised during the year	(15,774)	8.88	11.25	—	(37)
Forfeited during the year	(36,198)	—	—	—	(202)
Expired during the year	(16,472)	—	—	—	(78)

Outstanding as of December 31, 2019	2,630,173	14.46	—	6.53	11,367

Forfeited during the year	(1,085)	—	—	—	(6)
Expired during the year	(176,610)	—	—	—	(838)

Outstanding as of December 31, 2020	2,452,478	14.44	—	5.47	10,523

PSUs
Outstanding as of January 1, 2020	—	—	—	—	—
Granted during the year	501,444	—	—	—	1,759

Outstanding as of December 31, 2020	501,444	—	—	2.25	1,759

        As of December 31, 2020, 2,185,148 SARs have vested but not been exercised.

        GasLog Partners has granted to its executives RCUs and PCUs in accordance with the GasLog Partners' Plan. The RCUs and PCUs will vest three years after the grant dates subject to the recipients' continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return ("TUR") achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

        On April 1, 2020, GasLog Partners granted to its executives 233,688 RCUs and 233,688 PCUs in accordance with the GasLog Partners' Plan. The RCUs and PCUs will vest on April 1, 2023. The holders are entitled to cash distributions that will be accrued and settled on vesting.

        The details of the outstanding awards as of December 31, 2020 are presented in the following table:

Awards	Number	Grant date	Fair value at grant date
RCUs	26,097	April 3, 2017	$23.85
PCUs	26,097	April 3, 2017	$23.85
RCUs	24,608	April 2, 2018	$23.40
PCUs	24,608	April 2, 2018	$23.40
RCUs	26,308	April 1, 2019	$22.99
PCUs	26,308	April 1, 2019	$22.99
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1, 2020	$2.02

        In accordance with the terms of the GasLog Partners' Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners' Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value of the RCUs and PCUs in accordance with the GasLog Partners' Plan was determined by using the grant date closing price and was not further adjusted since the holders are entitled to cash distributions.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

22. Share-Based Compensation (Continued)

Movement in RCUs and PCUs

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

Granted during the year	233,688	—	472
Vested during the year	(220,177)	—	(1,816)

Outstanding as of December 31, 2020	89,978	2.04	446

PCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

Granted during the year	233,688	—	472
Vested during the year	(213,955)	—	(1,668)
Forfeited during the year	(6,222)	—	(148)

Outstanding as of December 31, 2020	89,978	2.04	446

        The total expense recognized in respect of share-based compensation for the year ended December 31, 2020 was $5,486 (December 31, 2019: $5,107 and December 31, 2018: $5,216). The total accrued cash distribution as of December 31, 2020 is $552 (December 31, 2019: $1,176).

23. Commitments

        (a)   Commitments relating to the vessels under construction (Note 6) on December 31, 2020 payable to Samsung were as follows:

As of December 31, 2020
Not later than one year	466,930

Total	466,930

        (b)   Future gross minimum lease payments in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 7) as of December 31, 2020 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition,

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

As of December 31, 2020
Not later than one year	426,830
Later than one year and not later than two years	381,318
Later than two years and not later than three years	351,718
Later than three years and not later than four years	294,366
Later than four years and not later than five years	281,319
Later than five years	600,771

Total	2,336,322

        Future gross minimum lease payments disclosed in the above table exclude the lease payments of the vessels that are under construction as of December 31, 2020 (Note 6). For these vessels, the following charter party agreements have been signed:

  •
  In August 2018, GAS-thirty three Ltd., signed an agreement with a wholly owned subsidiary of Cheniere Energy Inc. ("Cheniere"), for the GasLog Galveston to be chartered to Cheniere upon delivery in 2021 for an initial term of seven years.

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

        (c)   In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        (d)   In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog's vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of December 31, 2020, ballast water management systems had been installed on twelve out of the nineteen vessels.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments (Continued)

        (e)   Other Guarantees:

        As of December 31, 2020, GasLog LNG Services Ltd. has provided bank guarantees as follows:

  •
  Up to $250 to third parties relating to the satisfactory performance of its ship management activities;

  •
  Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

  •
  Bank guarantee for $300 relating to the participation in a FSRU tender.

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

Market risk

        Interest rate risk:    The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group's results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2020, the Group has economically hedged 47.64% of its variable rate interest exposure relating to its existing loan facilities and the bonds by swapping the variable rate to a fixed rate (December 31, 2019: 44.22%).

        The aggregate principal amount of our outstanding floating rate debt as of December 31, 2020 was $1,843,110. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 10 basis points would increase the annual interest expense on the un-hedged portion of the Group's loans by approximately $1,665 (December 31, 2019: $1,530 and December 31, 2018: $1,395).

        Interest rate sensitivity analysis:    The fair value of the interest rate swaps as of December 31, 2020 was estimated as a net liability of $113,855 (December 31, 2019: net liability of $49,873).

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2020, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to $5,162 (December 31, 2019: $6,285 and December 31, 2018: $7,351) affecting loss/(gain) on derivatives in the respective periods.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

        Currency risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group's subsidiaries' functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros ("EUR"). Specifically, for the year ended December 31, 2020, $130,861 of the operating and administrative expenses were denominated in EUR (December 31, 2019: $113,804 and December 31, 2018: $116,252). As of December 31, 2020, $34,199 of the Group's outstanding trade payables and accruals were denominated in EUR (December 31, 2019: $27,766). The Group is also exposed in currency risk in relation to our NOK 2024 Bonds (Note 13).

        The Group has entered into CCSs (Note 26) to hedge its currency exposure from the NOK 2024 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR and Japanese Yen ("JPY"). In addition, management monitors exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group's sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group's profit and cash flows during the year ended December 31, 2020 by $13,086, based upon its expenses during the year (December 31, 2019: $11,380 and December 31, 2018: $11,625).

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

(ii) such interest rate that best reflects the interest rate for deposits in the bond currency offered for the relevant interest period. In each case, if any such rate is below zero, the reference rate will be deemed to be zero.

        For the Group's CCSs, the International Swaps and Derivatives Association's ("ISDA") fall back clauses were made available at the end of 2019. These clauses or similar language has been inserted into a number of ISDA agreements across the Group and all outstanding agreements will be considered on a case by case basis with each counterparty.

        Below are details of the hedging instruments and hedged item in scope of the IFRS 9 amendments due to interest rate benchmark reform, by hedge type. The terms of the hedged item match those of the corresponding hedging instruments.

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

        The Group will continue to apply the amendments to IFRS 9 until the uncertainty arising from the interest rate benchmark reforms with respect to the timing and the amount of the underlying cash flows that the Group is exposed ends. The Group has assumed that this uncertainty will not end until the Group's contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate and relevant spread adjustment.

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
For the years ended December 31, 2018, 2019 and 2020
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

	Weighted average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2019
Trade and other accounts payable		$24,306	3,203	106	—	—	27,615
Amounts due to related parties		200	—	—	—	—	200
Other payables and accruals*		31,036	49,548	5,210	—	—	85,794
Other non-current liabilities*		—	—	—	551	1,174	1,725
Variable interest loans	4.10%	45,591	44,867	208,217	2,004,266	807,894	3,110,835
Bonds		49,233	9,369	28,060	496,780	—	583,442
Lease liabilities		1,738	3,379	14,292	75,823	200,890	296,122

Total		$152,104	110,366	255,885	2,577,420	1,009,958	4,105,733

December 31, 2020
Trade and other accounts payable		$24,651	129	266	—	—	25,046
Amounts due to related parties		164	—	—	—	—	164
Other payables and accruals*		34,919	28,940	17,399	—	—	81,258
Other non-current liabilities*		—	—	—	612	1,379	1,991
Variable interest loans	2.46%	54,892	39,196	227,325	2,224,725	1,264,577	3,810,715
Bonds		—	10,640	32,485	478,314	—	521,439
Lease liabilities		1,756	3,361	14,072	75,303	182,880	277,372

Total		$116,382	82,266	291,547	2,778,954	1,448,836	4,717,985

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

24. Financial Risk Management (Continued)

illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2019
Interest rate swaps	7	52	5,364	42,016	5,049	52,488
Cross currency swaps	—	22	(26)	(3,590)	—	(3,594)
Forward foreign exchange contracts	(48)	(101)	(768)	—	—	(917)

Total	(41)	(27)	4,570	38,426	5,049	47,977

December 31, 2020
Interest rate swaps	559	1,128	33,772	73,968	5,132	114,559
Cross currency swaps	—	(25)	(182)	(5,597)	—	(5,804)
Forward foreign exchange contracts	(113)	(234)	—	—	—	(347)

Total	446	869	33,590	68,371	5,132	108,408

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

	As of December 31,
	2019	2020
Cash and cash equivalents	263,747	367,269
Short-term investments	4,500	—
Trade and other receivables	24,900	36,223
Dividends receivable and other amounts due from related parties	573	1,259
Derivative financial instruments	4,001	6,095

        For the year ended December 31, 2020, 57.2% of the Group's revenue was earned from Shell (December 31, 2019 and December 31, 2018, 70.0% and 74.2%, respectively) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group's counterparties. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2020. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group's maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group's counterparties.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

        The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is calculated as follows:

	As of December 31,
	2019	2020
Borrowings, current portion	255,422	245,626
Borrowings, non-current portion	2,891,973	3,527,595
Lease liabilities, current portion	9,363	9,644
Lease liabilities, non-current portion	195,567	186,526

Total debt	3,352,325	3,969,391
Total equity	1,649,853	1,597,137

Total debt and equity	5,002,178	5,566,528

Gearing ratio	67.0%	71.3%

26. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2019	2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	18	—
Forward foreign exchange contracts	389	327
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	3,594	5,768

Total	4,001	6,095

Derivative financial instruments, current assets	429	534
Derivative financial instruments, non-current assets	3,572	5,561

Total	4,001	6,095

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2019	2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	49,891	113,855
Forward foreign exchange contracts	41	—

Total	49,932	113,855

Derivative financial instruments, current liability	8,095	35,415
Derivative financial instruments, non-current liability	41,837	78,440

Total	49,932	113,855

Interest rate swap agreements

        The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group's exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

        As of December 31, 2019 and 2020, there are no interest rate swaps designated as cash flow hedging instruments for accounting purposes.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	December 31, 2020
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	N/A
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog(1)	Nordea Bank Finland ("Nordea")	July 2016	July 2016	July 2020	1.815%	66,667	N/A
GasLog(1)	SCB	July 2020	July 2016	July 2022	2.015%	N/A	66,667
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog(2)	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%/2.17%	100,000	100,000
GasLog(1)	Nordea	Feb 2017	Feb 2017	July 2020	2.0145%	100,000	N/A
GasLog(1)	SCB	July 2020	Feb 2017	Mar 2022	2.2145%	N/A	100,000
GasLog	ABN	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog	Nordea	May 2018	July 2020	July 2026	3.070%	N/A	66,667
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog	SEB	May 2018	July 2020	July 2024	3.025%	N/A	50,000
GasLog(7)	SEB	May 2018	Apr 2018	September 2020	2.300%	50,000	N/A
GasLog(5)	DNB	May 2018	July 2020	July 2020	3.056%	N/A	N/A
GAS-twenty seven Ltd.(5)	DNB	July 2020	July 2020	July 2024	3.146%	N/A	48,889
GAS-twenty seven Ltd.(5)	ING	July 2020	July 2020	July 2024	3.24%	N/A	24,444
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	Apr 2018	July 2024	2.475%	33,333	33,333
GasLog	HSBC	May 2018	Apr 2018	July 2025	2.550%	33,333	33,333
GasLog	Citibank Europe Plc. ("CITI")	May 2018	July 2020	July 2024	3.082%	N/A	30,000
GasLog(3)	CITI	May 2018	July 2021	July 2025	3.095%	N/A	N/A
GasLog	SEB	December 2018	October 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	December 2018	October 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	December 2018	January 2019	July 2025	2.685%	73,333	73,333
GasLog	SEB	December 2018	July 2020	July 2024	2.958%	N/A	50,000
GasLog(4)	Nordea	December 2018	July 2020	May 2020	2.937%	N/A	N/A
GasLog(4)	ING	May 2020	July 2020	July 2024	3.127%	N/A	100,000
GasLog(6)	DNB	December 2018	April 2020	April 2020/July 2020	2.979%	N/A	N/A
GAS-twenty seven Ltd.(6)	DNB	July 2020	April 2020	April 2025	2.979%/3.069%	N/A	40,000
GAS-twenty seven Ltd.(6)	ING	July 2020	July 2020	April 2025	3.176%	N/A	20,000
GAS-fifteen Ltd.(7)	NBG	September 2020	October 2020	July 2025	1.795%	N/A	94,923

					Total	1,170,000	1,578,256

(1)
In July 2020, the Group novated to SCB two interest rate swaps with Nordea originally maturing in March and July 2022 with notional amounts of $100,000 and $66,667, respectively. Upon transfer, SCB amended the fixed interest rate for their additional credit charges of 20bps.

(2)
The fixed interest rate was agreed at 2.005% until May 2020 and was increased at 2.17% from May 2020 to February 2022.

(3)
In May 2018, the Group entered into a new interest rate swap agreement with a notional amount of $30,000 maturing in July 2025.

(4)
In May 2020, the Group terminated an interest rate swap with Nordea originally maturing in July 2024 and replaced it with a new swap with ING of the same notional amount of $100,000 and the same maturity date of July 2024 with an effective date of July 2020. The impact of these parallel transactions for the Group was a loss of $41.

(5)
In July 2020, the Group terminated an interest rate swap with DNB originally maturing in July 2024 and replaced it with two new interest rate swap agreements entered by GAS-twenty seven Ltd. with DNB and ING of the same total notional amount of $73,333 and the same maturity date of July 2024 with an effective date of July 2020 and with no cash impact on the Group.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

(6)
In July 2020, the Group terminated an interest rate swap with DNB originally maturing in April 2025 and replaced it with two new interest rate swap agreements entered by GAS-twenty seven Ltd. with DNB and ING of the same total notional amount of $60,000 and the same maturity date of April 2025 with an effective date of April and July 2020 and with no cash impact on the Group.

(7)
In September 2020, the Group terminated an interest rate swap with SEB originally maturing in July 2025 and replaced it with a new interest rate swap agreement entered by GAS-fifteen Ltd. with NBG of initial notional amount of $96,815 and the same maturity date of July 2025 with an effective date of October 2020 and with no cash impact on the Group.

        The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2020 amounted to a net loss of $63,982 (December 31, 2019: $55,865 net loss, December 31, 2018: $4,333 net loss), which was recognized against profit or loss in the period incurred and is included in Loss on derivatives. During the year ended December 31, 2020, the net loss of $63,982 derived from changes in the LIBOR curve as well as modifications of the Group's interest swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

        The Group entered into CCSs which converted the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity with respect to the NOK 2021 Bonds and maintains CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a floating interest rate and principal on maturity with respect to NOK 2024 Bonds, in order to hedge the Group's exposure to fluctuations deriving from NOK.

        The CCSs are designated as cash flow hedging instruments for accounting purposes.

        The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Interest Rate	December 31, 2019	December 31, 2020
GasLog(1)	DNB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog(1)	SEB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog(1)	Nordea	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850

					Total	98,550	98,550

(1)
On November 27, 2019, in conjunction with the issuance of the NOK 2024 Bonds, the Group entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds.

        For the year ended December 31, 2020, the effective portion of changes in the fair value of CCSs amounting to a gain of $1,873 has been recognized in Other comprehensive loss (December 31, 2019: $3,215 loss, December 31, 2018: $5,543 loss). For the year ended December 31, 2020, a loss of $625 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2019: $607 loss, December 31, 2018: $454 loss). Additionally, for the year ended December 31, 2020, a loss of $3,248 was recognized in Other comprehensive loss in relation to the retranslation of the NOK Bonds in U.S. dollars as of December 31, 2020 (December 31, 2019: $325 loss, December 31, 2018: $4,831 gain).

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

26. Derivative Financial Instruments (Continued)

Forward foreign exchange contracts

        The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in EUR and JPY. Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR or JPY to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (EUR/USD)	Total Exchange Amount (in thousands)
GasLog	ABN	November 2020	3	January - March 2021	1.1978582 - 1.1995155	€6,000
GasLog	Citibank Europe PLC UK	November 2020	3	January - March 2021	1.1975 - 1.1991	€7,500

					Total	€13,500

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (JPY/USD)	Total Exchange Amount (in thousands)
GasLog	Citibank Europe PLC UK	November 2020	1	January 2021	0.0096019938	JP¥	29,397

					Total	JP¥	29,397

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2020. The change in the fair value of these contracts for the year ended December 31, 2020 amounted to a net loss of $21 (for the year ended December 31, 2019: $1,815 net gain, December 31, 2018: $3,589 net loss), which was recognized against profit or loss in the year incurred and is included in Loss on derivatives.

        An analysis of Loss on derivatives is as follows:

	For the year ended December 31,
	2018	2019	2020
Unrealized loss on derivative financial instruments held for trading	(7,922)	(54,050)	(64,044)
Realized gain/(loss) on interest rate swaps held for trading	1,893	3,164	(20,855)
Realized gain/(loss) on forward foreign exchange contracts held for trading	241	(3,707)	564
Recycled loss of cash flow hedges reclassified to profit or loss	—	(697)	—
Ineffective portion of cash flow hedges	(289)	(151)	(323)

Total	(6,077)	(55,441)	(84,658)

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations

        The reconciliation of the Group's financing activities for the three years ended December 31, 2020 are presented in the tables below:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556
Proceeds from bank loans and bonds	—	524,165	—	—	—	524,165
Bank loans and bond repayments	—	(231,753)	—	—	—	(231,753)
Additions in deferred loan/bond fees	—	(7,449)	—	1,119	(12,941)	(19,271)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	—	12,593	—	12,593
Retranslation of the NOK 2021 Bonds in USD	—	—	(4,831)	—	—	(4,831)

Borrowings outstanding as of December 31, 2018	2,547,556	284,963	(4,831)	13,712	(12,941)	2,828,459

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans and bonds	—	905,730	—	—	—	905,730
Bank loans and bond repayments	—	(547,751)	—	—	—	(547,751)
Payment for bond repurchase	—	(34,602)	—	—	—	(34,602)
Additions in deferred loan/bond fees	—	(25,912)	—	(910)	7,016	(19,806)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	—	14,154	—	14,154
Retranslation of the NOK 2021 Bonds and the NOK 2024 Bonds in USD	—	—	1,211	—	—	1,211

Borrowings outstanding as of December 31, 2019	2,828,459	297,465	1,211	13,244	7,016	3,147,395

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2020	3,147,395	—	—	—	—	3,147,395
Proceeds from bank loans and bonds	—	2,138,035	—	—	—	2,138,035
Bank loans and bond repayments	—	(1,481,709)	—	(8,063)	—	(1,489,772)
Payment for bond repurchase at premium	—	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	—	(35,795)	—	997	(6,442)	(41,240)
Deferred loan fees received	—	792	—	—	—	792
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 19)	—	—	—	22,876	—	22,876
Retranslation of the NOK 2024 Bonds in USD	—	—	3,248	(6,176)	—	(2,928)

Borrowings outstanding as of December 31, 2020	3,147,395	619,386	3,248	9,634	(6,442)	3,773,221

        A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	16,396	—	—	—	16,396
Unrealized loss on derivative financial instruments held for trading	—	—	—	(7,922)	(7,922)
Ineffective portion of cash flow hedges	—	—	—	(289)	(289)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(5,089)	—	(5,089)

Net derivative assets as of December 31, 2018	16,396	—	(5,089)	(8,211)	3,096

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	—	3,096
Unrealized loss on derivative financial instruments held for trading	—	—	—	(54,050)	(54,050)
Ineffective portion of cash flow hedges	—	—	—	(151)	(151)
Payment for CCS termination	—	3,731	—	4,051	7,782
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(2,608)	—	(2,608)

Net derivative assets/(liabilities) as of December 31, 2019	3,096	3,731	(2,608)	(50,150)	(45,931)

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Total
Net derivative liabilities as of January 1, 2020	(45,931)	—	—	—	(45,931)
Unrealized loss on derivative financial instruments held for trading	—	—	—	(64,044)	(64,044)
Ineffective portion of cash flow hedges	—	—	—	(323)	(323)
Payment for interest rate swaps termination	—	31,662	—	—	31,662
Proceeds from entering into interest rate swaps	—	(31,622)	—	—	(31,622)
Payment for CCS termination	—	4,052	—	(4,052)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	2,498	—	2,498

Net derivative liabilities as of December 31, 2020	(45,931)	4,092	2,498	(68,419)	(107,760)

        A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2018	213,428	—	—	213,428
Lease charge (Note 19)	—	—	10,520	10,520
Payments for interest	—	(10,520)	—	(10,520)
Payments for lease liability	—	(7,329)	—	(7,329)

Lease liabilities as of December 31, 2018	213,428	(17,849)	10,520	206,099

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations (Continued)

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	213,374	—	—	213,374
Lease charge (Note 19)	—	—	10,506	10,506
Additions	—	—	1,462	1,462
Payments for interest	—	(10,521)	—	(10,521)
Payments for lease liability	—	(9,950)	59	(9,891)

Lease liabilities as of December 31, 2019	213,374	(20,471)	12,027	204,930

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2020	204,930	—	—	204,930
Lease charge (Note 19)	—	—	9,921	9,921
Additions	—	—	2,155	2,155
Payments for interest	—	(9,911)	—	(9,911)
Payments for lease liability	—	(11,150)	225	(10,925)

Lease liabilities as of December 31, 2020	204,930	(21,061)	12,301	196,170

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

        GasLog has qualified for the statutory tax exemption for the year of 2020 and intends to continue to qualify for the foreseeable future.

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

29. Earnings/(losses) per share ("EPS") (Continued)

of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

        The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the year ended December 31,
	2018	2019	2020
Basic earnings/(loss) per share
Profit/(loss) for the year attributable to owners of the Group	47,683	(100,661)	(44,948)
Less: Dividends on Preference Shares	(10,063)	(10,063)	(10,063)

Profit/(loss) for the year attributable to owners of the Group	37,620	(110,724)	(55,011)
Weighted average number of shares outstanding, basic	80,792,837	80,849,818	88,011,160

Basic earnings/(loss) per share	0.47	(1.37)	(0.63)

Diluted earnings/(loss) per share
Profit/(loss) for the year attributable to owners of the Group used in the calculation of diluted EPS	37,620	(110,724)	(55,011)
Weighted average number of shares outstanding, basic	80,792,837	80,849,818	88,011,160
Dilutive potential ordinary shares	844,185	—	—

Weighted average number of shares used in the calculation of diluted EPS	81,637,022	80,849,818	88,011,160

Diluted earnings/(loss) per share	0.46	(1.37)	(0.63)

        The Group excluded the effect of 2,452,478 SARs, 643,853 RSUs and 501,444 PSUs in calculating diluted EPS for the year ended December 31, 2020, as they were anti-dilutive (December 31, 2019: 2,630,173 SARs, 367,162 RSUs and nil PSUs, December 31, 2018: 555,453 SARs, nil RSUs and nil PSUs).

30. Subsequent Events

        On January 4, 2021, GasLog took delivery of the GasLog Galveston, a 174,000 cbm LNG carrier with X-DF propulsion constructed by Samsung.

        On January 22, 2021, GasLog's subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping 2051G Limited ("Hai Kuo Shipping"). The vessel was sold to Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

        On February 21, 2021, the board of directors declared a quarterly cash dividend of $0.05 per common share payable on March 11, 2021 to shareholders of record as of March 4, 2021.

GasLog Ltd. and its Subsidiaries
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

30. Subsequent Events (Continued)

        On February 21, 2021 GasLog entered into an agreement and plan of merger (the "Merger Agreement") with BlackRock's Global Energy & Power Infrastructure Team (collectively, "GEPIF"), pursuant to which GEPIF will acquire all of the outstanding common shares of GasLog Ltd. that are not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the "Transaction"). Following the consummation of the Transaction, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, will continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF will hold approximately 45%.