Form 20-F
period 2021-12-31
GasLog Ltd.
filed 2022-03-09
CIK 1534126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-35466

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2021, there were 95,389,062 common shares of the Company’s common stock and 4,600,000 Series A Preference Shares issued and outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

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

Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

●	“GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries (including GasLog Partners LP) or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common shares or the 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Preference Shares”), they refer to GasLog Ltd.;
●	“GasLog Partners” or the “Partnership” refers to GasLog Partners LP, a master limited partnership formed by GasLog to acquire, own and operate liquefied natural gas carriers under multi-year charters, or any one or more of GasLog Partners’ subsidiaries;
●	the “general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners;
●	“GasLog LNG Services” refers to GasLog LNG Services Ltd., our wholly owned subsidiary;
●	“GasLog Carriers” refers to GasLog Carriers Ltd., our wholly owned subsidiary;
●	“our vessels” or “our ships” refers to the LNG carriers owned or controlled by the Company and its subsidiaries, including the LNG carriers owned by GasLog Partners; “our wholly owned vessels” or “our wholly owned ships” refers to the LNG carriers owned by the Company and its subsidiaries, excluding any LNG carriers owned by GasLog Partners (in which we hold the controlling general partner interest as well as limited partner interests) and its subsidiaries and Egypt LNG Shipping Ltd. (in which we hold a 25.0% equity interest);
●	“Merger Agreement” refers to the agreement and plan of merger dated as of February 21, 2021 (and as subsequently amended on April 20, 2021), with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog for a purchase price of $5.80 in cash per share (the “Transaction”). Following the consummation of the Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding shares of GasLog and GEPIF holds approximately 45%;
●	“BlackRock” refers to GEPIF III Crown Bidco L.P.;
●	“Blenheim Special” refers to Blenheim Special Investments Holding Ltd.;
●	“Olympic LNG” refers to Olympic LNG Investments Ltd., a wholly-owned affiliate of the Onassis Foundation;
●	“Shell” refers to Royal Dutch Shell plc, or any one or more of its subsidiaries;
●	“BG Group” refers to BG Group plc. BG Group was acquired by Shell on February 15, 2016;
●	“MSL” refers to Methane Services Limited, a subsidiary of Shell;
●	“Samsung” refers to Samsung Heavy Industries Co., Ltd. or any one or more of its subsidiaries;
●	“DSME” refers to Daewoo Shipbuilding and Marine Engineering Co., Ltd.;
●	“Hyundai” refers to Hyundai Heavy Industries Co., Ltd. or any one or more of its subsidiaries;
●	“TotalEnergies” refers to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE;
●	“Centrica” refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;
●	“Cheniere” refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;
●	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.;

●	“Egypt LNG” refers to Egypt LNG Shipping Ltd.;
●	“Gunvor” refers to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd.;
●	“Sinolam” refers to Sinolam LNG Terminal, S.A.;
●	“Endesa” refers to Endesa S.A.;
●	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc.;
●	“JOVO” refers to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group;
●	“CNTIC VPower” refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;
●	“Glencore” refers to ST Shipping & Transport Pte. Ltd., a wholly owned subsidiary of Glencore PLC;
●	“ENI” refers to LNG Shipping SpA, a wholly owned subsidiary of ENI SpA.;
●	“Naturgy” refers to Naturgy Aprovisionamientos SA.;
●	“RWE” refers to RWE Supply and Trading GmBH;
●	“Chevron” refers to Chevron Asia Pacific Shipping PTE. Ltd., a wholly owned subsidiary of Chevron Corporation;
●	“Sea 190 Leasing” refers to Sea 190 Leasing Co. Limited, an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd.;
●	“Hai Kuo Shipping” refers to Hai Kuo Shipping 2051G Limited, a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd.;
●	“CDBL” refers to CL Gas Three Limited, a wholly owned subsidiary of China Development Bank Leasing;
●	“ICBC” refers to ICBC Financial Leasing Co. Ltd.;
●	“Gastrade” refers to Gastrade S.A.;
●	“Ceres Shipping” refers to Ceres Shipping Ltd.;
●	“NYSE” refers to the New York Stock Exchange;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“IFRS” refers to International Financial Reporting Standards;
●	“IASB” refers to International Accounting Standards Board;
●	“dollars” and “$” refers to, and amounts are presented in, U.S. dollars;
●	“LNG” refers to liquefied natural gas;
●	“FSRUs” refers to Floating Storage and Regasification Units;
●	“FSUs” refers to Floating Storage Units;
●	“TFDE” refers to tri-fuel diesel electric engine propulsion;
●	“Steam” refers to steam turbine propulsion;
●	“MEGI” refers to M-type, electronically controlled, gas injection;
●	“cbm” refers to cubic meters;

●	“mtpa” refers to million tonnes per annum;
●	“X-DF” refers to low pressure dual fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel; and
●	“Mitsui” refers to Mitsui & Co., Ltd. and “Lepta Shipping” refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	increased exposure to the spot market and fluctuations in spot charter rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
●	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
●	fluctuations in prices for crude oil, petroleum products and natural gas;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
●	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

v

●	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	fluctuations in currencies and interest rates;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	risks inherent in ship operation, including the discharge of pollutants;
●	our ability to retain key employees and the availability of skilled labor, ship crews and management;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our preference shares is subject to a number of risks, including risks related to our business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to the LNG Carrier Business

●	We may face difficulty finding long-term charters for our vessels with similar or better rates than their initial long-term charters,which means that our revenues and cash flows from these vessels may decline. This could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our Preference Shares.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators.
●	The continuing COVID-19 pandemic and the spread of new variants may have further negative effects on the global economy, energy demand and our business.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.
●	An oversupply of LNG carriers as a result of excessive new speculative ordering in previous years may lead to a reduction in the charter hire rates that we are able to obtain when seeking charters which could adversely affect our results of operations and cash flows.
●	Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund the four newbuildings we have on order as of March 7, 2022, and any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favourable terms.
●	Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and/or FSRUs/FSUs, for which we face considerable competition.
●	We derive a substantial majority of our contracted revenues from a small number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Ship values may fluctuate substantially which may result in impairment charges. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

Risks Related to Us

●	Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business.
●	Our contracts for the four newbuildings we have on order as of March 7, 2022 are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.
●	As we take delivery of our newbuildings or any secondhand ships we may acquire, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.
●	Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default and foreclosure on our ships.
●	We are a holding company and we depend on the ability of our subsidiaries, including GasLog Partners, to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
●	Following the close of the Transaction, our corporate actions are substantially controlled by the Rolling Shareholders, who have the ability to effectively control the outcome of most important corporate matters. The interests of the Rolling Shareholders may be different than yours.

Risks Related to our Preference Shares

●	Our Preference Shares are subordinated to our debt obligations and investors’ interests could be diluted by the issuance of additional preference shares and by other transactions.
●	Holders of our Preference Shares have extremely limited voting rights.
●	The Preference Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

Risks Inherent in the LNG Carriers Business

As of March 7, 2022, our owned and bareboat fleet consists of 35 LNG carriers (including the 15 LNG carriers owned and bareboat vessels of GasLog Partners) and four newbuilds. 19 of our ships currently operate under long-term time charters (defined as those with initial duration of more than five years) and 16 ships trade in the short-term spot market (defined as contracts with initial duration of less than five years). On redelivery, the vessels will trade in the short-term spot market unless we are able to secure new long-term charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam or TFDE vessels at attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our Preference shares.

19 of our owned and bareboat vessels (including six of the 15 LNG Carriers owned and bareboat vessels of GasLog Partners) and three of our newbuild vessels currently operate or will operate under long-term time charters (defined as those with initial duration of more than five years). 16 of our vessels (including nine vessels owned by GasLog Partners) are currently trading in the short-term spot market (defined as contracts with initial duration of less than five years).

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

A decline in expected long-term charter rates and employment opportunities, together with uncertainty about the environmental regulations, especially for the older technology vessels, could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with these covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss. These declines caused the Group to recognize a total non-cash impairment loss of $125.8 million during the year ended December 31, 2021 for its six Steam vessels built in 2006 and 2007 as well as a $16.9 million impairment loss in relation to the sale and leaseback of one of our TFDE vessels. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination (which could result from damage to our vessels) or failure to secure employment for any vessels for which we have not secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be magnified by the fact that we would still be expending cash to cover the operating costs of the vessel and the costs of servicing the debt on the vessel, if any. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel and we would be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. These requirements may introduce regulations which affect the operation profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities under, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (the “IMO”) has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (ratified in the MEPC75) starting from 2023 towards 2030 and 2050 goals. The EU is trying to incorporate shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In February 2022, proposed new rules announced by the EU named natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase out periods) and set out new disclosure rules for companies regarding annual reporting about compliance with green criteria. The proposed rules remain subject to EU approval during 2022.

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

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990 (“OPA”), provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, (the “London Convention”).

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

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases, or “GHG”, from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by Shell’s commitment to base executive remuneration in part on the achievement of specific carbon emissions targets, covering all of its activities and products and those of its suppliers. GasLog’s vessels on charter to Shell and other energy companies form part of their supply chain may be captured within these targets. In addition, many large financial institutions are under pressure both to reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that are expected to enter into force on November 1, 2022 and will require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact the cash available for dividends to our shareholders.

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

The continuing COVID-19 pandemic and the spread of new variants may have further negative effects on the global economy, energy demand and our business.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. Initially, it negatively impacted global economic activity and demand for energy, including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices were pressured downward in 2020. Oil prices had recovered by the end of 2020 and continued to recover during 2021 due to oil production cuts, as well as a more favourable economic outlook following the distribution of several COVID-19 vaccines around the world which helped to balance the market. Similarly global natural gas prices were impacted by lower industrial demand at the start of the COVID-19 pandemic, particularly during the second and third quarters 2020, as well as increasing gas production in export markets such as the United States. Although the LNG market improved throughout 2021 and remains on a positive trend, this improvement may not be sustainable in the long-term. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives.

The ongoing spread of the COVID-19 virus, and emergence of new variants, may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With 16 of our vessels (including nine vessels owned by GasLog Partners) currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

Additionally, if the COVID-19 pandemic again causes declines in the LNG market this could negatively impact our estimates regarding future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments. This would negatively affect the future carrying values of our vessels, which could cause significant negative impacts on our liquidity and financial condition.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a “work from home” policy for shore-based employees, as required depending on each location, and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these measures may not be sufficient to protect our business against the impact of COVID-19.

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

An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.

While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering increased significantly in 2018 and 2019, driven by cyclically low shipyard prices for newbuild vessels, the then strengthening of charter rates and increasing expectations for long-term LNG supply and demand. Whilst ordering of newbuildings declined in 2020, with only 35 LNG carriers ordered, 2021 saw a record 82 orders for LNG carriers. According to Poten, as of January 13, 2022, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 582 vessels, with another 151 LNG carriers on order, of which 122 have multi-year charters. Any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, vessel utilization and vessel values. If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for dividends to shareholders, may decline.

A cyber-attack could materially disrupt GasLog’s business.

GasLog’s business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog’s information technology systems and networks, or to steal data. A cyber-attack could materially disrupt GasLog’s operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog’s information technology systems could have a material adverse effect on GasLog’s business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Furthermore, any changes to industry standards and regulations may require additional expenses to ensure compliance.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect the Company’s operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

All vessels in our fleet are required to be dry-docked at least once every five years for inspection and repairs. The dry-docking of our vessels may be longer and more costly than normal as a result of required repairs or regulatory requirements at the time of the dry-dock. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay dividends on our Preference shares.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. The upcoming dry-dockings of vessels in operation are expected to be carried out in 2022 (one vessel), 2023 (seven vessels), 2024 (four vessels), 2025 (15 vessels) and 2026 (eight vessels).

Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund the four newbuildings we have on order as of March 7, 2022, and any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favourable terms.

We believe that our existing cash and cash equivalents and our operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we are obligated to make substantial capital expenditures to fund our commitments for the four newbuildings we have on order. As of December 31, 2021, the total remaining balance of the contract prices for the four vessels under construction was $820.7 million, which amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each vessel is payable upon its delivery to us from the shipyard.

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

In addition, we may choose to make substantial further capital expenditures to expand the size of our fleet and/or to convert existing LNG carriers to FSRUs/FSUs in the future. We expect to finance the cost of any new vessels, including conversion costs through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry, changes to banking regulations and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining the necessary funds, the terms of any debt financings could limit our ability further to expand our fleet and to pay dividends to our shareholders.

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

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus has had, and may continue to have, a significant negative impact on global financial markets. If we are unable to raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

●	seeking waivers or consents from our creditors;
●	restructuring our debt;
●	seeking additional debt or equity capital;

●	selling assets;
●	reducing dividends;
●	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
●	seeking bankruptcy protection.

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

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber events or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of the COVID-19 virus) and quarantine, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;

●	delays in the delivery of cargo;
●	loss of revenues from termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 35 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to pay cash dividends to our shareholders.

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

One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into long-term time charter contracts for some or all of the 16 vessels currently trading in the short-term spot market (as defined those contracts with initial duration of less than five years). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

●	size, age, technical specifications and condition of the ship;
●	LNG shipping experience and quality and efficiency of ship operations, including level of emissions;
●	shipping industry relationships and reputation for customer service;
●	technical ability and reputation for operation of highly specialized ships;
●	quality and experience of officers and crew;
●	safety record;
●	the ability to finance ships at competitive rates and financial stability generally;
●	relationships with shipyards and the ability to get suitable berths;
●	construction and dry-docking management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and
●	competitiveness of the bid in terms of charter rate and other economic and commercial terms.

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

We derive the majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For the year ended December 31, 2021, 38.0% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favourable terms, we will suffer a loss of revenues.

Our charterer has the right to terminate a ship’s time charter in certain circumstances, such as:

●	loss of the ship or damage to it beyond repair;
●	if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one year period;
●	defaults by us in our obligations under the charter; or
●	the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

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

Ship values may fluctuate substantially over time due to different factors, which may result in impairment charges that may be recorded in our financial statements. During the year ended December 31, 2021, we recorded a total non-cash impairment charge of $125.8 million for the six Steam vessels built in 2006 and 2007, including five GasLog Partners vessels and one vessel wholly owned by us. A further decline in ship values in the future could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss, similar to the impairment loss of $16.9 million recognized during the year ended December 31, 2021 in relation to the sale and leaseback of one of our TFDE vessels.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

●	prevailing economic conditions in the natural gas and energy markets;

●	a substantial or extended decline in demand for LNG;
●	the level of worldwide LNG production and exports;
●	changes in the supply and demand balance of the global LNG carrier fleet and the size and contract profile of the LNG carrier orderbook;
●	changes in prevailing charter hire rates;
●	declines in levels of utilization of the global LNG carrier fleet and of our vessels;
●	the physical condition of the ship;
●	the size, age and technical specifications of the ship; and
●	the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment charge recorded in the year ended December 31, 2021, which could adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels and Vessels under Construction”. Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs (“UFC”) which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates (“boil-off ratio” or “BOR”). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders, as well as our ability to obtain debt financing for ships with older technology whose market values have experienced a significant decline.

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

Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and the demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction or slower than expected ramp-up of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

●	prices for crude oil, petroleum products, natural gas. A return to low natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;
●	the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;
●	increases in the production levels of lower cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, or the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;
●	infrastructure constraints such as delays in the construction of liquefaction facilities or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
●	concerns regarding the spread of disease, for example, the COVID-19 virus, safety and terrorism;
●	changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;
●	the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;
●	increases in interest rates, capital market volatility, changes in bank regulations or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	negative global or regional economic or political conditions, particularly in LNG consuming regions which could reduce energy consumption or its growth;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production, regasification or consumption;

●	any significant explosion, spill or other incident involving an LNG facility or carrier; or
●	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

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

Natural gas prices are volatile, as demonstrated by the multi-year lows in 2020 and record highs seen in 2021in many parts of the world. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

●	price and availability of crude oil, petroleum products and coal;
●	worldwide and regional supply of, demand for and price of natural gas;
●	the cost of exploration, development, production, transportation and distribution of natural gas;
●	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources and coal;
●	the level of worldwide LNG production and exports;
●	government laws and regulations, including but not limited to environmental protection laws and regulations;
●	local and international political, economic and weather conditions;
●	political and military conflicts; and
●	the availability and cost of alternative energy sources, including coal and alternate sources of natural gas in gas importing and consuming countries.

With 16 vessels (including nine vessels in the GasLog Partners fleet) operating in the short-term spot market (defined as vessels under contracts of less than five years) the significant global natural gas and crude oil price volatility referenced above may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

●	a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	volatile oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
●	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are linked to the price of crude oil;
●	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;

●	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
●	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact compliance with covenants in loan documentation.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, such as the continuing COVID-19 pandemic and high inflation experienced in 2021. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends to our shareholders.

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

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements and potentially its charter contracts. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine, in addition to sanctions announced on February 22, 2022 by President Biden and several European leaders against Russia and any forthcoming sanctions, may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in Ukraine, the Middle East and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

The recent escalation of conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, the United States announced its withdrawal from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. These sanctions also encompass significant transactions to sell, supply or transfer to Iran goods or services related to the aforementioned sanctioned sectors.

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

The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated, and the Marshall Islands and British Virgin Islands, where we also have affiliated entities incorporated. Bermuda, the British Virgin Islands and the Marshall Islands all committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and each country has passed legislation in the form of the Bermuda Economic Substance Act of 2018, the British Virgin Islands Economic Substance Act of 2018 and the Marshall Islands Substance Regulations.

GasLog has filed the required returns confirming we have appropriate economic substance in Bermuda, the British Virgin Islands and the Marshall Islands. However, it is not possible to accurately predict the outcome of any review by the authorities as to whether or not GasLog and its business has accurately interpreted the requirements. Whilst we believe we have taken appropriate advice and counsel from the relevant authorities and external legal advisors, the requirements may increase the complexity and costs of carrying on GasLog’s business with entities incorporated in these countries.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery, loss of hire and cyber insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

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

We may be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. Most recently, certain public shareholders exercised their dissension rights in connection with the Transaction and sought appraisal for the fair value of their common shares; in January 2022, we entered into a Deed of Settlement, pursuant to which we agreed to pay the dissenting shareholders an aggregate of approximately $3.5 million in order to settle the claim. While we are not aware of any additional actions relating to the Transaction at this time, it is possible that we may be involved in such actions in the future. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

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

Our contracts for the four newbuildings we have on order as of March 7, 2022 are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our four contracted newbuildings are scheduled to be delivered to us during 2024 and 2025. Significant delays in the delivery of these ships, would delay our receipt of revenues under the related time charters. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated damages, which could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

The completion and delivery of newbuildings or conversions could be delayed because of:

●	quality or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	work stoppages or other labor disturbances at the shipyard;
●	bankruptcy or other financial crisis of the shipbuilder;
●	a backlog of orders at the shipyard;
●	political or economic disturbances;
●	weather interference or a catastrophic event, such as a major earthquake or fire;
●	accidents, diseases or pandemics, including the COVID-19 virus;
●	requests for changes to the original vessel specifications;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	the inability to finance the construction or conversion of the vessels; or
●	the inability to obtain requisite permits or approvals.

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

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand vessels to the extent that they are available in the same way that we acquired the GasLog Chelsea and the eight vessels acquired from MSL in 2014 and 2015. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

●	identify attractive ship acquisition opportunities and consummate such acquisitions;
●	obtain newbuilding contracts at acceptable prices;
●	obtain required equity and debt financing on acceptable terms;
●	secure charter arrangements on terms acceptable to us and to our lenders;
●	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees;
●	continue to meet technical and safety performance standards;
●	manage joint ventures; and
●	manage the expansion of our operations to integrate the new ships into our fleet.

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

Our credit facilities impose, and any future credit facility we enter into will impose, operating and financial restrictions on us and our subsidiaries. These restrictions in our credit facilities generally limit our shipowning subsidiaries’ ability to, among other things:

●	incur additional indebtedness, create liens or provide guarantees;
●	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;
●	sell or otherwise dispose of assets, including our ships;
●	engage in merger transactions;
●	terminate any charter;
●	amend our shipbuilding contracts;
●	change the manager of our ships;
●	undergo a change in ownership; or
●	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

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

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis and to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners financial covenants);
●	total indebtedness divided by our total assets must not exceed 75.0% (in the case of the GasLog Partners financial covenants, must be less than 65.0%);
●	the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million (in the case of the GasLog Partners financial covenants, the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million);
●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110.0 million (not included in the GasLog Partners financial covenants);
●	being permitted to pay dividends subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (in the case of the GasLog Partners financial covenants, being permitted to pay dividends subject to no event of default having occurred or resulting from such payment); and
●	market value adjusted net worth must be not less than $350.0 million (not included in the GasLog Partners financial covenants).

In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% ((1) in the case of the debt financing agreement entered into in October 2015 (the “October 2015 Facility”) and the loan agreement GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd entered into on December 12, 2019 with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties (the “7xNB Facility”), 115.0% for the first two years after each drawdown and 120.0% at any time thereafter, (2) in the case of the GasLog Hong Kong sale and leaseback transaction with Sea 190 Leasing (the “GasLog Hong Kong SLB”), 100%, (3) in the case of the GasLog Houston sale and leaseback transaction with Hai Kuo Shipping (the “GasLog Houston SLB”), 100% until December 31, 2022 inclusive and 110% at any time thereafter and (4) in the case of the credit agreement of $193.7 million GasLog Partners entered into on July 16, 2020, with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, in order to refinance the existing indebtedness due in 2021 on three of its vessels (the “GasLog Partners $193.7M Facility”), 130%) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants and, if we fail to do so, our lenders could accelerate our indebtedness.

Further, GasLog has issued the Norwegian Kroner (‘‘NOK’’) denominated bonds issued under the agreement signed on November 27, 2019, between GasLog and the bond trustee, as amended (the ‘‘NOK 2024 Bonds’’) and the US dollar denominated 8.875% senior unsecured notes due in 2022 and issued in March 2017 and May 2019 (the ‘‘8.875% Senior Notes’’) which also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. Under the terms of the NOK 2024 Bonds, GasLog is required to comply with the following financial covenants:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	total indebtedness divided by total assets must not exceed 75.0%;
●	the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

●	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%.The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110.0 million; and
●	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of GasLog’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions.

Additionally, on September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of 7.75% Notes due in 2029 (the “2029 Notes”). The Note Purchase Agreement requires that GasLog comply with financial covenants that are identical to GasLog's financial covenants, and also contains certain restrictions on indebtedness, liens, guarantees, asset sales and distributions, among others. Among other exceptions, new indebtedness is permitted when the Company meets pre-determined thresholds on a pro-forma basis for its “Charter Coverage Ratio” (the ratio of the present value of qualified contracted revenues to the aggregate indebtedness of the Company on any date).

In particular, the terms of the 2029 Notes, impose certain restrictions on GasLog and our wholly owned subsidiaries; for the avoidance of doubt these do not include the Partnership and its subsidiaries. These restrictions generally limit our ability to, among other things:

●	incur additional indebtedness, create liens or provide guarantees in relation to indebtedness above an aggregate amount of $30.0 million; certain exceptions apply mainly for indebtedness incurred in the normal course of business;
●	incur indebtedness for acquisitions of new vessels unless the Charter Coverage Ratio on a pro-forma basis is either above what it would have been without the acquisition and incurrence of the associated debt or above pre-determined thresholds for the remaining tenor of the 2029 Notes;
●	incur indebtedness for acquisitions of second-hand vessels unless the Charter Coverage Ratio on a pro-forma basis is above pre-determined thresholds for the remaining tenor of the 2029 Notes;
●	engage in merger or other corporate reconstruction transactions;
●	sell or otherwise dispose of ships or shares in subsidiaries if the net proceeds are above $10.0 million unless such proceeds are applied towards prepayment of the 2029 Notes;
●	undergo a change in ownership;
●	provide any loans to third parties except in the ordinary course of business; or
●	declare or make any dividend payment of distribution, that in aggregate exceed during any calendar year $1.10/share.

Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate by delivering a compliance certificate to the administrative agent that no event of default is continuing or would result from such Distributions.

Under the terms of the 2029 Notes, GasLog is required to comply with the following financial covenants:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	total indebtedness divided by total assets must not exceed 75.0%;
●	the ratio of EBITDA over debt service, on a trailing four quarter basis, shall be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents are at least $110.0 million;
●	the aggregate amount of the company’s cash and cash equivalents must be not less than $75.0 million; and
●	GasLog’s market value adjusted net worth must be at all times not less than $350.0 million.

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

As of December 31, 2021, we had a total of 2,739 open vessel days during 2022. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends to our shareholders.

As of December 31, 2021, we had an aggregate of $3.7 billion of indebtedness outstanding under our credit agreements, the NOK 2024 Bonds and the 8.875% Senior Notes, of which $553.2 million was repayable within one year, and finance lease liabilities of $302.8 million, of which $30.9 million was repayable within one year. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
●	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;
●	the requirement on us to maintain minimum levels of liquidity as a percentage of our total debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;
●	our costs of borrowing could increase as we become more leveraged;
●	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;
●	our debt level may limit our flexibility in responding to changing business and economic conditions; and
●	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to pay cash dividends to our shareholders.

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

Our ability to pay our preference dividends or to redeem our Preference Shares may be limited by the amount of cash we generate from operations, by restrictions in our credit facilities and by additional factors unrelated to our profitability.

The declaration and payment of any dividend (including cumulative dividends payable with respect to our Preference Shares) is subject to the discretion of our board of directors and the requirements of Bermuda law. The timing and amount of any dividend or redemption payments will be dependent on our earnings, financial condition, cash requirements and availability, restrictions in our debt agreements, the provisions of Bermuda law and other factors. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends or to redeem our Preference Shares will vary based upon, among other things:

●	general LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;
●	our ability to comply with the specified financial covenants in our loan facilities, NOK 2024 Bonds and as corporate guarantor for certain loan facilities on a consolidated basis;
●	our ability to obtain new charters for our vessels at acceptable rates;
●	the charter hire payments we obtain from our charters as well as our ability to re-charter the vessels and the rates obtained upon the expiration of our existing charters;
●	our fleet expansion and associated uses of our cash as well as any financing requirements;
●	the due performance by our charterers of their obligations;
●	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;
●	the level of our operating costs, such as the costs of crews, lubricants and insurance, as well as the costs of repairs, maintenance or modifications of our ships;
●	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our ships;
●	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities;
●	prevailing global and regional economic or political conditions;
●	changes in interest rates;
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
●	changes in the basis of taxation of our activities in various jurisdictions; and
●	the amount of any cash reserves established by our board of directors.

For information regarding the dividend payment restrictions in our financing agreements, see “—Risks Inherent in an Investment in GasLog—Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships”.

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

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of March 7, 2022, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 33.3% equity interest (including our 2.0% general partner interest). As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends.

On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, as well as increased spot exposure in its fleet, GasLog Partners announced that it will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $4.1 million as of December 31, 2021. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Increased regulatory oversight, uncertainty relating to the nature and timing of the phasing out of the London Interbank Offered Rate (“LIBOR”), and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

As a result of the majority of our debt being primarily based on LIBOR and certain other interest rate benchmarks, fluctuations in interest rates could have a material effect on our interest expense and borrowing costs. LIBOR and certain other interest rate benchmarks may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR as currently published by the ICE Benchmark Administration with a target date immediately after June 30, 2023. While there is no consensus on what interest rate may become accepted as the alternative to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, has selected the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York since May 2018. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict whether SOFR or another reference rate will become an accepted alternative to LIBOR. The manner and impact of this transition may materially adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Shares. We will need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or dividend payments differing from expectations and could affect our profit and the market value of our Preference Shares.

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

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges in our statement of profit and loss.

We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2021, we had 25 derivative contracts in place with a notional amount of $1.5 billion. The changes in the fair value of the 25 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

As of December 31, 2021, we had three Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2024 Bonds. As of December 31, 2021, the three CCSs had a notional amount of $98.6 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly Euros, British Pounds Sterling, Singapore dollars and Japanese Yen). As of December 31, 2021, we had 75 forward foreign exchange contracts in place with an aggregate notional amount of €50.2 million. The changes in the fair value of these contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit, earnings per share and compliance with the market value adjusted net worth covenants in our credit facilities.

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

We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts, interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2021, 38.0% of our revenues derived from subsidiaries of Shell. We also have six vessels on charter to Cheniere, two vessels on charter to Centrica and one vessel on charter to each of Eni, RWE, Chevron, Mitsui, Endesa and Jera. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

Risks Related to Our Securities

We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to hareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Our Preference Shares are subordinated to all of our existing and future indebtedness. As of December 31, 2021, we had $3.7 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

Following the close of the Transaction, our corporate actions are substantially controlled by the Rolling Shareholders, who have the ability to effectively control the outcome of most important corporate matters. The interests of the Rolling Shareholders may be different than yours.

Following the consummation of the Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and Olympic LNG, hold approximately 55.2% of the outstanding common shares of GasLog and GEPIF holds approximately 44.8%. As noted above, the holders of our Preferences Shares generally have no voting rights on most matters. See Item 3.D. – Risk Factors – Risks Relating to Our Securities. As a result of the foregoing, the Rolling Shareholders have effective control over our corporate strategy and the outcome of significant corporate matters, and investors may be prevented from influencing such matters including:

●	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of substantially all our assets; and
●	any change of control.

The interests of the Rolling Shareholders may be different from yours. These actions may take place even if the holders of our Preference Shares are opposed and therefore may adversely affect the market value of our Preference Shares.

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

GasLog does not expect to qualify for the statutory tax exemption for the year of 2021 or for future years. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for dividends to our shareholders. For 2021, the U.S. source gross transportation tax for the wholly owned subsidiaries of GasLog was $3.3 million. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

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

Based on our proposed method of operation, we do not believe that GasLog is a PFIC for this tax year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate to produce that income do not constitute passive assets.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, the U.S. Internal Revenue Service, or the “IRS”, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, GasLog could constitute a PFIC for a future tax year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that GasLog is or has been a PFIC for any tax year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares or Preference Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status

and Significant Tax Consequences” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if GasLog Ltd. is treated as a PFIC.

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

Our company and its founders have a long history in shipping and in LNG carriers. One of our largest shareholders is Ceres Shipping, whose founding family’s shipping activities commenced more than 100 years ago and which is currently controlled by our Chairman, Peter G. Livanos. Ceres Shipping owns its shareholding in GasLog through its wholly owned subsidiary, Blenheim Holdings. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services, as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. For a description of our historical and current capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

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

Since GasLog Partners’ IPO, the Partnership has completed follow-on equity offerings as set out below, the proceeds of which have been used for general corporate purposes including partially funding the acquisition of the GasLog subsidiaries that own the vessels listed below:

Date of Equity			Vessels	Date Acquisition
Offering	Equity Offering	Net Proceeds	Purchased	Completed
September 29, 2014	Follow-on common equity offering	$133.0 million	Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014
June 26, 2015	Follow-on common equity offering	$171.8 million	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
August 5, 2016	Follow-on common equity offering	$52.3 million	GasLog Seattle	November 1, 2016
January 27, 2017	Follow-on common equity offering	$78.2 million	GasLog Greece	May 3, 2017
May 15, 2017	Preference equity offering	$138.8 million	GasLog Geneva	July 3, 2017
May 16, 2017 onwards	Common equity offering through an at-the-market common equity offering which commenced in May 2017 (the “ATM Programme”)	$123.4 million (through December 31, 2020)	Solaris Methane Becki Anne	October 20, 2017 November 14, 2018
January 17, 2018	Preference equity offering	$111.0 million	GasLog Gibraltar	April 26, 2018
November 15, 2018	Preference equity offering	$96.3 million	GasLog Glasgow	April 1, 2019

On April 7, 2015, GasLog completed a public offering of 4,600,000 Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share and priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.7 million to be used for general corporate purposes. The Preference Shares are listed on the NYSE under the symbol “GLOG PR A”.

As of March 7, 2022, GasLog holds a 33.3% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership’s partnership agreement, or the “Partnership Agreement”, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements. The Group’s control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group’s control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the general partner's incentive distribution rights (the “IDRs”) in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 were Class B-1 units, 415,000 were Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020 and 2021, the 415,000 Class B-1 units and the 415,000 Class B-2 units were converted into 415,000 and 415,000 common units, respectively. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners' profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the total GasLog Partners’ profit for the three months ended June 30, 2019 and onwards.

On June 29, 2020, GasLog completed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through a private placement of unregistered common shares (“the Private Placement”). The net proceeds were used for general corporate purposes. Approximately 75% of shares issued in the Private Placement were purchased by GasLog’s directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings, and 4,000,000 common shares purchased by Olympic LNG.

On February 22, 2021, we announced that GasLog had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share.

On June 9, 2021, we announced the completion of the Transaction with GEPIF following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021).

Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”), was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade in the NYSE.

Following the consummation of the Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and Olympic LNG, hold approximately 55.2% of the outstanding common shares of GasLog and GEPIF holds approximately 44.8%. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders, and as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

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

B. Business Overview

Overview

We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of March 7, 2022, consists of 39 LNG carriers, including 35 ships on the water and four LNG carriers on order at one of the world’s leading LNG shipbuilders, DSME. This includes 15 LNG carriers in GasLog Partners’ owned and bareboat fleet. We have entered into certain agreements with GasLog Partners governing our relationship, including purchase options for certain of our ships. We currently manage and operate 35 LNG carriers including 16 of our wholly owned ships in operation, 13 ships contributed or sold to the Partnership (one is managed by a subsidiary of Shell), one additional LNG carrier in which we have a 25.0% interest and five vessels secured under long-term bareboat charters from Lepta Shipping, Sea 190 Leasing, Hai Kuo Shipping and CDBL. We are also supervising the construction of our newbuildings. We operate our vessels under time charters. As of December 31, 2021, these contracts are expected to provide total contracted revenues of $2.8 billion during their initial terms, which expire between 2022 and 2032. During 2021, 2020 and 2019, we generated revenues of $809.6 million, $674.1 million and $668.6 million, respectively. For disaggregation of revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Customers”.

The LNG carrier in which we have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to MSL.

Our current time charters have initial terms of up to 12 years and include options that permit the charterers to extend the terms for successive periods under hire rate provisions. We will continue to evaluate the attractiveness of longer and shorter-term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. Our orderbook of new LNG carriers has staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2025. This has the additional advantage of spreading our exposure to the re-delivery of these ships over several years upon expiration of their current charters.

Each of our 35 owned and bareboat LNG carriers and four LNG carriers under construction is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Our owned and bareboat fleet has an average age of 7.4 years, making it one of the youngest in the industry. By comparison, as of December 31, 2021, the average age for the global trading LNG carrier fleet including LNG carriers of all sizes, was 9.92 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. With over 20 years of technical management experience, including 15 years as sole technical manager of BG Group’s owned fleet of LNG carriers, we have established a track record for the efficient, safe and reliable operation of LNG carriers which is evidenced by our safety performance and the limited off-hire days of the 35 ships currently operating under our management.

A wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade in 2016. Gastrade is licensed to develop an LNG receiving terminal utilizing an FSRU offshore Alexandroupolis in Northern Greece. The FSRU will be connected to the Greek national grid via a 24km subsea pipeline. A wholly owned subsidiary of GasLog has executed a long-term Operation and Maintenance Agreement with Gastrade under which GasLog will be the operator of the FSRU. This agreement is tied to the Terminal Use Agreement of the Alexandroupolis Project.

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

DEPA, the Greek State Gas Company, acquired a 20% shareholding in Gastrade in 2019. BulgarTransGaz, the Bulgarian State Gas Transportation Company acquired a 20% shareholding in Gastrade in 2020 and DESFA, the Greek National Gas Transmission Operator acquired a 20% shareholding in Gastrade in December 2021.

Following a tender process, Gastrade has signed contracts with the Pipeline EPCI Contractor, the Mooring Contractor and GasLog, as the FSRU provider. The GasLog Chelsea will be converted at Keppel Shipyard Limited in Singapore to an FSRU and transferred to Gastrade at the end of 2023. Gastrade took Final Investment Decision (“FID”) on the project in January 2022 and the start-up of the LNG terminal is anticipated to occur in the fourth quarter of 2023.

In September 2019, GasLog announced that a wholly owned subsidiary of GasLog had signed a 10-year time charter with Sinolam for the provision of a LNG FSU to a gas-fired power project being developed on Panama. Subject to receipt of firm notice by the end of 2023, GasLog Singapore is expected to be delivered to Sinolam no later than twelve months thereafter for use as a LNG FSU that will receive, store and send out LNG to a gas-fired power plant currently being developed near Colón, Panama, by Sinolam Smarter energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Investment Development Company. The power project has signed long-term power purchase agreements with leading Panamanian utility companies as well as a 15-year LNG sale and purchase agreement with Shell. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.

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

In August 2020, as the next phase in our strategy to enhance efficiency and reduce costs, we announced that the decision had been taken to include GasLog Partners and the Stamford office in the initiative. We reduced the size of the Partnership’s board of directors from seven to five and closed the Stamford, Connecticut office.

On February 6, 2020, GasLog Partners guided towards a reduction in its quarterly distribution from the first quarter of 2020 as a result of a number of increasingly strong negative indicators in the LNG shipping market. The Partnership reduced its quarterly common unit distribution to $0.125 in the first quarter of 2020 from $0.561 per unit for the fourth quarter 2019, followed by a further reduction to $0.01 per common unit beginning with the third quarter of 2020. GasLog Partners has continued to focus on capital allocation on debt repayment and prioritizing balance sheet strength, in order to lower cash break-evens and to reposition the Partnership for potential future growth if its cost of capital allows GasLog Partners to access debt and equity capital on acceptable terms.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of March 7, 2022:

				Charterer (for
		Year		contracts of more		Charter	Optional
Vessel Name		Built	cbm	than six months)	Propulsion	Expiration(1)	Period(2)
1	GasLog Chelsea (3)	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Savannah	2010	155,000	ENI	TFDE	April 2022	—
3	GasLog Singapore (4)	2010	155,000	RWE	TFDE	April 2022	—
4	Methane Lydon Volney	2006	145,000	Naturgy	Steam	June 2022	—
5	GasLog Skagen	2013	155,000	Chevron	TFDE	September 2022	—
6	GasLog Saratoga	2014	155,000	Mitsui	TFDE	September 2024	—
7	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033(5)
8	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033 (6)
9	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (6)
10	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (7)
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (7)
12	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (7)
13	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (7)
14	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035(5)
15	GasLog Warsaw	2019	180,000	Endesa	X-DF	May 2029	2035-2041 (8)
16	GasLog Wales	2020	180,000	Jera	X-DF	March 2032	2035-2038 (9)

The following table presents information about GasLog Partners’ fleet and their associated time charters as of March 7, 2022:

				Charterer (for
				contracts of
		Year		more than six		Charter	Optional
Vessel Name		Built	cbm	months)	Propulsion	Expiration(1)	Period(2)
1	Solaris	2014	155,000	Shell	TFDE	March 2022	—
2	Methane Heather Sally	2007	145,000	Cheniere	Steam	June 2022	—
3	GasLog Sydney	2013	155,000	TotalEnergies	TFDE	June 2022	—
4	GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
5	Methane Shirley Elisabeth	2007	145,000	JOVO	Steam	August 2022	—
6	Methane Rita Andrea	2006	145,000	Gunvor	Steam	September 2022	—
7	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2022	2023–2028 (10)
8	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (7)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (5)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2023	2024-2025 (11)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (5)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (5)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (5)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031(5)

Bareboat Vessels

				Charterer (for
		Year		contracts of more		Charter	Optional
Vessel Name		Built	cbm	than six months)	Propulsion	Expiration(1)	Period(2)
1	GasLog Shanghai (12)	2013	155,000	Gunvor	TFDE	November 2022	—
2	GasLog Salem (12)	2015	155,000	Gunvor	TFDE	March 2023	—
3	GasLog Hong Kong (12)	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (13)
4	Methane Julia Louise (12)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (5)
5	GasLog Houston (12)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (5)
(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(3)	The GasLog Chelsea is scheduled to be converted into an FSRU in 2023.
(4)	The vessel is chartered to RWE. Subject to receipt of firm notice by the end of 2023, the vessel is expected to be delivered to Sinolam no later than twelve months thereafter for use as an FSU in support of an LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. In the meantime, the vessel has undergone FSU conversion for the Sinolam charter during its scheduled dry-dock in the second quarter of 2021.
(5)	Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years and (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.
(6)	Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.
(7)	Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.
(8)	Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.
(9)	Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(10)	Trafigura may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration.
(11)	CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.
(12)	GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Salem and the GasLog Shanghai, respectively, to CDBL and leased them back for a period of five years, with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing, the Methane Julia Louise to Lepta Shipping and the GasLog Houston to Hai Kuo Shipping, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.
(13)	TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Newbuilds

			Cargo			Estimated
		Expected	Capacity			Charter
Vessel Name		Delivery(1)	(cbm)	Charterer	Propulsion	Expiration(2)
1	Hull No. 2532	Q3 2024	174,000	—	MEGI	—
2	Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
3	Hull No. 2534	Q3 2025	174,000	Major LNG producer	MEGI	2035
4	Hull No. 2535	Q4 2025	174,000	Major LNG producer	MEGI	2035
(1)	Expected delivery quarters are presented.
(2)	Charter expiration to be determined based upon actual date of delivery.

Charter Expirations

The Solaris is due to come off charter in March 2022; the GasLog Savannah and GasLog Singapore in April 2022; the Methane Lydon Volney, the Methane Heather Sally, the GasLog Sydney and the GasLog Seattle in June 2022; the Methane Shirley Elisabeth in August 2022; and the GasLog Skagen and the Methane Rita Andrea in September 2022. The Group continues to pursue opportunities for new term charters with third parties, while trading the vessels in the spot/short-term market to pursue the most advantageous redeployment depending on evolving market conditions.

Key Fleet Characteristics

The key characteristics of our current owned and bareboat fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 180,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their efficiency and operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;
●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;
●	each of our delivered ships is equipped with a modern Steam turbine or has TFDE or X-DF engine propulsion technology;
●	Bermuda is the flag state of each ship with the exception of the GasLog Warsaw which has a Hellenic flag;
●	each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

●	as of December 31, 2021 our owned and bareboat fleet has an average age of 7.4 years, making it one of the youngest in the industry, compared to an average age of 9.92 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2021.

In addition to our owned and bareboat fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer’s option.

We continually evaluate short-term and multi-year charter opportunities for our vessels, including the one newbuilding for which we do not currently have a charter fixed. Our discussions with potential charterers are at various stages of advancement; however, we cannot provide assurance that we will conclude any particular charter or, if concluded, as to the charter rate that will apply.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 34 LNG carriers currently operating in our owned and bareboat fleet (the Solaris is managed by a subsidiary of Shell). We supervised the construction by Samsung or Hyundai of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard with the exception of the Solaris.

The following table provides information about our managed, third party owned ship (not including the bareboat vessels):

			Cargo		GasLog		Charter
Vessel Name		Year Built	Capacity (cbm)	Propulsion	Ownership	Ship Owner	Expiration
1	Methane Nile Eagle (1)	2007	145,000	Steam	25.0%	Egypt LNG (1)	2027
(1)	The Methane Nile Eagle is owned by Egypt LNG in which we indirectly hold a 25.0% equity interest. Shell Integrated Gas Thailand PTE. Ltd., a subsidiary of Shell, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25.0% and 50.0% equity interests, respectively, in Egypt LNG.

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

Our time charters provide for redelivery of the ship to us at the expiration of the term, which may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below) plus or minus a specified number of days which is a standard flexibility offered to the charterer to facilitate the final voyage of the charter. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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

The term of the time charter for the Solaris began upon delivery of the ship to GasLog in 2014 following an initial period during which the ship operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The Solaris is due to come off charter in March 2022. The vessel is managed by a subsidiary of Shell and such entity covers operating costs.

The initial term of the time charter for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023, respectively. For the GasLog Greece and the GasLog Glasgow, MSL has options to extend the terms of the charters for up to five years and for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the terms of the charters by two additional periods of five and three years, respectively.

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

Our time charter to Total for the GasLog Hong Kong began when the ship was delivered from the shipyard in March 2018. The initial charter term will terminate in 2025. Total has the option to extend the term of the charter of the GasLog Hong Kong which is now owned by Sea 190 Leasing and leased back to GasLog, by a three-year period at the charterer’s option at a specified hire rate.

Our time charters to Centrica for the GasLog Windsor and the GasLog Westminster began when the ships were delivered from the shipyard in 2020. The initial charter terms will terminate in 2027. Centrica has the option to extend the term of the charters by three consecutive periods of two years each at the charterer’s option.

Our time charter to Jera for the GasLog Wales began upon delivery of the vessel in 2020. The initial charter terms will terminate in 2032. Jera has the option to extend the term of the charter by two consecutive periods of three years.

Our time charter to Cheniere for the GasLog Georgetown began when the ship was delivered from the shipyard in 2020 and the initial charter terms will terminate in 2027. The time charters for the GasLog Galveston, the GasLog Wellington and the GasLog Winchester began upon delivery of the vessels from the shipyard in 2021 and the initial charter terms will terminate in 2028. Cheniere has the option to extend the term of each of the charters by three consecutive periods of three years, two years and two years, respectively.

Our time charter to Endesa for the GasLog Warsaw began in May 2021. The initial charter term will terminate in 2029. Endesa has the option to extend the term of the charter by two six-year periods beyond the initial charter expiration date.

Our time charter to Mitsui for the Hull No. 2533 will begin upon delivery of the vessel from the shipyard in 2024 and the initial charter terms will terminate in 2033. Mitsui has the option to extend the term of the charter by two consecutive periods of two years.

Our time charters for the Hull Nos. 2534 and 2535 will begin upon delivery of the vessels from the shipyard in 2025 and the initial charter terms will terminate in 2035. The charterer has the option to extend the term of the charter by two consecutive periods of three years and two years.

Short-term Spot Market (defined as charter parties with initial duration of less than five years)

Our time charter to Trafigura for the GasLog Santiago began in August 2018 and following Charterer’s extension declaration of the first optional period of one year, the charter will terminate in December 2022. Trafigura has various options to further extend the term of the time charter for between one and six years at specified rates.

Our time charters to Gunvor for the GasLog Shanghai and the GasLog Salem began in June 2019 and the charters will terminate in November 2022 and March 2023 respectively. They have a variable rate of hire within an agreed range during the charter period. The vessels are now owned by a wholly-owned subsidiary of CDBL and leased back to GasLog and GasLog Partners, respectively.

Our time charter to JOVO for the Methane Shirley Elisabeth began in July 2020 and will terminate in August 2022.

Our time charter to CNTIC VPower for the Methane Alison Victoria began in October 2020 and the charter will terminate in 2023. CNTIC VPower has the option to extend the term of the charter by two consecutive periods of one year.

The initial time charter for the Methane Jane Elizabeth to Cheniere began in December 2020 and the charter will terminate in 2023. Cheniere has the option to extend the term of the charter by two consecutive periods of one year.

The Methane Heather Sally commenced a one-year charter with Cheniere in June 2021 and will terminate in June 2022.

The Methane Rita Andrea’s current time charter with Gunvor will terminate in September 2022.

The Methane Lydon Volney commenced a one-year charter with Naturgy in June 2021 and will terminate in June 2022.

The GasLog Savannah commenced a one-year charter with ENI in April 2021 and will terminate in April 2022.

The GasLog Singapore commenced a one-year charter with RWE in July 2021 and will terminate in April 2022.

The GasLog Skagen commenced a one-year charter with Chevron in September 2021 and will terminate in September 2022.

The GasLog Sydney and the GasLog Seattle are both on charter to Total for a firm period of slightly less than one year. The charters commenced in June 2021 and July 2021 respectively and will be terminated in June 2022.

The GasLog Saratoga commenced a three-year charter with Mitsui in September 2021 and will be terminated in September 2024.

The rates and period for the fixtures of the GasLog Chelsea vary from charter to charter, as is the nature of trading in the spot charter market under contracts of up to six months.

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are four methods by which the daily hire rate for our owned ships is determined:

●	Under the first method, the hire rate includes two components: a capital cost component and an operating cost component. The capital cost component relates to the total cost of the ship’s construction and is a fixed daily amount that is structured to provide a return on our invested capital. Some of the charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that may increase annually at a fixed or floating (index linked percentage). Although the daily amount of the operating cost component is fixed (and potentially subject to a specified annual increase), it is intended to correspond to the costs of operating the ship and related expenses.
●	Under the second method, the hire rate includes only one component that is a fixed daily amount that will either remain the same, increase or decrease by a specified amount during any option period as compared to the firm period.
●	Under the third method, the hire rate is based on a base hire rate adjustment mechanism for each voyage and is calculated by taking the average of the daily spot market headline rates of three broker reports. The three broker reports used for this calculation shall be drawn from the week which contains the date that is twenty (20) days prior to each loading date. The voyage is defined as being from drop last pilot at the discharge port until the drop last pilot at the next discharge port. For each voyage, the broker average daily rate, shall be subject to certain adjustments to determine the “Actual daily hire rate” of that voyage. The hire rate for each voyage is subject to maximum ceiling and minimum floor rates.
●	Under the fourth method, the hire rate is based on a base hire rate adjustment mechanism for each voyage and is calculated by taking the average rates of the BLNG1 (Gladstone to Tokyo), BLNG2 (Sabine Pass to UK Continent RV) and BLNG3

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

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. The vast majority of our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ships. For the vessels operating in the short-term spot market we take advantage of any idle period to enable us to perform the required maintenance. Our ships are being maintained to the highest standards in accordance with the maker’s maintenance schedule. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems. We have obtained loss of hire insurance to protect us against loss of income as a result of a ship being off-hire. See “—Risk of Loss, Insurance and Risk Management—Loss of Hire Insurance”.

All ships are dry-docked at least once every five years for a special survey as required by the ship’s classification society. Our ships are considered to be on a scheduled off-hire under our time charters during such periods.

Termination and Cancellation

Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a specified period of time which can vary from charter to charter. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-dockings. The number of off-hire days which trigger this option varies dependent on the terms of the individual charter parties.

In addition to its termination rights, Shell has the right to convert the time charter with respect to the relevant ship into a bareboat charter upon the occurrence of specified defaults or in the event that Shell’s quality assurance review is not successfully completed upon delivery of the ship.

All of the time charters applicable to our newbuildings permit the charterer to cancel the charter in the event of a prolonged delay in the delivery of the ship from the shipyard, and in certain circumstances obligate us to pay liquidated damages to the charterer in the event of a less significant delivery delay. However, the cancellation and liquidated damages provisions in our charters are structured to parallel with the provisions of our contracts with the shipyard, giving us the right to receive liquidated damages from the shipyard or cancel the shipbuilding contract in the same circumstances that would trigger the charterer’s right to cancel the charter contract or receive liquidated damages because of delivery delays.

The Bareboat Charters

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GAS-twenty six Ltd. has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GAS-twenty six Ltd. has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its 11 year charter with MSL.

On October 21, 2020, GasLog’s subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. The vessel was sold to Sea 190 Leasing. GAS-twenty five Ltd. has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GAS-twenty five Ltd. has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter. The vessel remains on its charter with Total.

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. The vessel was sold to Hai Kuo Shipping. GAS-twenty four Ltd. has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GAS-twenty four Ltd. has the obligation to re-purchase the vessel at the end of the charter period. GAS-twenty four Ltd. has also the option to re-purchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

On October 26, 2021, GasLog Partners’ subsidiary GAS-three Ltd and GasLog’s subsidiary GAS-ten Ltd. completed the sale and lease-back of the GasLog Shanghai and the GasLog Salem respectively with CDBL. The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation. The vessels remain on their charters with Gunvor.

Shipbuilding Contracts

As of December 31, 2021, our active shipbuilding contracts with DSME in respect of four newbuildings have an aggregate contract price of approximately $820.7 million. As of December 31, 2021, the aggregate outstanding balance was $820.7 million. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2021, our remaining payment obligations under the shipbuilding contracts were as follows:

As of
December 31, 2021(1)
(in thousands of
U.S. dollars)
Amounts due in less than one year	123,098
Amounts due in one to three years	451,360
Amounts due in three to five years	246,196
Total	820,654
(1)	Instalments of $41.2 million have already been paid in 2022 to date.

The shipbuilding contracts provide for the four newbuildings to be delivered and ready for immediate operation on various dates in 2024 and 2025. Each shipbuilding contract requires DSME to pay us liquidated damages in the event of certain delays in the delivery of the relevant ship due to DSME’s default unless such delays are attributable to a force majeure event or caused by any other permissible reason under the shipbuilding contract and, in the event of a prolonged delay, we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default and, if a default by us were to continue for more than ten business days (save for a default relevant to the winding up of the owner or guarantor for which the delay period should not be more than 21 days), DSME would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

Ship Management Services and Construction Supervision

Except for the Solaris, which is managed by a subsidiary of Shell, management of our owned and bareboat fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2021, ship management services provided to external customers accounted for approximately 0.1% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuildings through GasLog LNG Services. During the newbuildings process we have employees on-site in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of three LNG carriers in Shell’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through seven of our vessels (six TFDE and one Steam vessel) and through nine of the GasLog Partners vessels (five Steam and four TFDE), we operate in the spot charter market that covers charters of less than five years.

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

Seagoing and Shore-Based Employees

As of December 31, 2021, we had 150 full-time employees and contractors based in our offices in Piraeus, London, New Jersey and Singapore. In addition to our shore-based employees, we had approximately 2,247 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2021, our retention rate was 95.6% for senior seagoing officers, 96.8% for other seagoing officers and 95.6% for shore staff.

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

All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are mandated. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special survey. According to class, vessels 15 years of age or over will be subject to special consideration and approval by Class ABS based on the vessel's survey status before being permitted to have an Intermediate underwater inspection in Lieu of dry-docking (UWILD) instead of out of water dry-docking survey. Basis our maintenance standards and the condition of the vessels we expect we will be able to retain the five year cycle of dry-docking and maintain this assumption for budgeting and operations planning.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All but two of our delivered ships are certified by the American Bureau of Shipping, or “ABS”; the other delivered ships are certified by the Det Norske Veritas. Each ship has been awarded International Safety Management (“ISM”) certification and is currently “in class”. Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessels as of March 7, 2022:

Dry‑docking
and
Ship Name	Special Survey
GasLog Houston	2022
GasLog Shanghai	2023
GasLog Hong Kong	2023
GasLog Genoa	2023
GasLog Skagen	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
GasLog Gladstone	2024
GasLog Warsaw	2024
Solaris	2024
GasLog Saratoga	2024
Methane Lydon Volney	2025
Methane Jane Elizabeth	2025
GasLog Windsor	2025
GasLog Westminster	2025
GasLog Wales	2025
GasLog Georgetown	2025
Methane Alison Victoria	2025
Methane Shirley Elisabeth	2025
Methane Heather Sally	2025
Methane Becki Anne	2025
Methane Julia Louise	2025
GasLog Savannah	2025
GasLog Chelsea(*)	2025
GasLog Salem	2025
GasLog Singapore	2025
GasLog Galveston	2026
GasLog Wellington	2026
GasLog Winchester	2026
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Glasgow	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
H2532	2029
H2533	2029
H2534	2030
H2535	2030

*The GasLog Chelsea is scheduled to be converted into an FSRU in 2023, prior to its next dry-docking.

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

We maintain hull and machinery insurance on all our owned and bareboat ships against marine and war risks at a Total Loss limit amount determined by the most recent brokers’ valuation and our mortgage’s insurance covenants, as deemed to be prudent.. In addition, we maintain loss of hire insurance against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under our hull and machinery insurance. We maintain protection and indemnity insurance on all our owned and bareboat ships up to the maximum insurable limit available at any given time by the International Group of P&I Clubs. We also maintain ship manager insurance in respect of our managed vessel and cyber insurance coverage for all our owned and bareboat ships. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Loss of Hire Insurance/Delay Insurance

We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 90 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also have in place delay insurance which, like loss of hire, covers all of our owned and bareboat vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of seven days with a maximum of seven days (which takes it up to the loss of hire deductible of 14 days) for H&M losses, two days with a maximum of 12 days for ship-related perils and with a maximum of five days for shoreside perils. The hire rate is aligned with the loss of hire insurance daily sum insured. As of July 1 2021, the delay insurers inserted a Communicable Disease Exclusion clause to exclude losses arising out of pandemia (i.e. COVID-19).

Additionally, we buy war loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean and Gulf of Aden to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

Protection and indemnity insurance is typically provided by a protection and indemnity association, or “P&I association”, and covers third-party liability, crew liability and other related expenses resulting from illness, injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

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

For claims falling in excess of the above figures, the General Excess of Loss Reinsurance Programme of the International Group purchase a ‘collective overspill reinsurance’ to provide protection in respect of claims exceeding the upper cover limit.

As a member of a P&I association, we will be subject to calls, payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Cyber Insurance

We have insurance coverage for cyber related vessel hull and machinery risks. The policy covers physical damage to any of our vessels up to $50 million per vessel with a fleet aggregate limit of $150 million for each of the GasLog and GasLog Partners fleets.

We have also purchased an additional cyber product which compliments the existing vessel hull and machinery cyber cover for losses in excess of $100,000 and up to $10 million. It provides coverage irrespective of cause (malicious act, terror or negligence) for the core enterprise risks including:

●	Cyber Defense Costs and Remediation costs (including public relation costs as remediation costs)
●	Costs for repair/replacement of Loss or Damage to IT Assets
●	Data Restoration costs
●	Personal Data Loss costs
●	Loss of Revenue (does not need to be caused by a Physical damage event)
●	Cyber Crime - Illegal/unlawful demands (ransom)
●	Cyber Crime - E-theft financial Loss (instructions for transfer of money, credit, securities etc.)

Safety Performance

We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2021, GasLog’s fleet experienced one recordable injury and six first aid cases.

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

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”) and the International Convention for the Prevention of Pollution From Ships (“MARPOL”). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code”. The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meets these requirements. The GasLog fleet is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2022, SOLAS 1974 had 167 contracting states, which flag about 99.9% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel oil (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be fitted with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed on or after January 1, 2016. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

United States

Oil Pollution Act and CERCLA

Our operations are subject to the OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. As of February 22, 2021, OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,300 per gross ton or $19,943,400 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

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

Clean Water Act

The U.S. Clean Water Act of 1972, (the “CWA”), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. Federal law.

The United States Environmental Protection Agency, (the “EPA”), has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, (the “VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent, (“NOI”), at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, (the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. However, our TFDE LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

The CAA also requires states to adopt State Implementation Plans, (“SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, (“NISA”), impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, (“BWMS”), became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, (“HNS Convention”), if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, (“HNS”), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

Meeting in a remote session in June 2021 (MEPC 76), MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships and provide important building blocks for future GHG reduction measures. These amendments are expected to enter into force on November 1, 2022 with the requirements for Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Index (“CII”) certification coming into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, will be implemented for existing ships as technical measures to reduce CO2 emissions. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be reviewed by January 1, 2026.The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, the IMO has established a framework for reducing global greenhouse gas emissions from shipping by at least 40% by 2030 and pursuing efforts towards 70% by 2050, compared to 2008 with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant expenditures that we cannot predict with certainty at this time.

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

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, (“MTSA”), was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code”. Among the various requirements are:

●	on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;
●	on-board installation of ship security alert systems;
●	the development of ship security plans; and
●	compliance with flag state security certification requirements.

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

C. Organizational Structure

GasLog is a holding company incorporated in Bermuda. As of March 7, 2022, it has 54 subsidiaries which are incorporated in the British Virgin Islands, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus, Greece, Panama and England and Wales. Of our subsidiaries, 39 either own or leaseback vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 37 are wholly owned by us and 17 are 33.3% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We are an international owner, operator and manager of LNG carriers. As of March 7, 2022, our wholly owned fleet consists of 20 LNG carriers, including 16 ships in operation and four LNG carriers on order at DSME. GasLog is also the general and controlling partner in GasLog Partners, which owns 14 LNG carriers and has leased back, under a bareboat charter, for a period of up to five years one vessel sold to CDBL in October 2021. In addition, GasLog has leased back under a bareboat charter i) for a period of up to 20 years one vessel sold to Lepta Shipping in February 2016; ii) for a period of up to 12 years one vessel sold to Sea 190 Leasing in October 2020; iii) for a period of up to eight years one vessel sold to Hai Kuo Shipping in January 2021 and iv) for a period of up to five years one vessel sold to CDBL in October 2021. We currently manage and operate 35 LNG carriers including 16 of our wholly owned vessels in operation, 13 ships contributed or sold to the Partnership (the Solaris is managed by a subsidiary of Shell), the five bareboat vessels (including GasLog Partners’ bareboat vessel) and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our newbuildings. As of March 7, 2022, 19 of our owned and bareboat vessels (including six of the 15 vessels of the GasLog Partners owned and bareboat fleet) currently operate or will operate under long-term time charters (defined as those with initial duration of more than five years), and 16 of our vessels (including nine of the GasLog Partners owned and bareboat fleet) currently trade in the short-term spot market (defined as contracts with initial duration of less than five years). As of December 31, 2021, our contracts are expected to provide total contracted revenue of $2.8 billion during their initial terms, which expire between 2022 and 2032.

The additional LNG carrier in which we also have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year time charters and short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting through our wholly owned subsidiary GasLog LNG Services. The Group’s chief operating decision maker, being the Chief Executive Officer, reviews the Group’s operating results on a consolidated basis as one operating segment.

Industry Overview and Trends

Energy Prices

As referenced in “Item 3. Key Information—Risk Factors”, oil prices, as measured by the spot price of Brent crude oil, increased through much of the year, peaking at approximately $86 per barrel in October 2021. Rising oil prices were supported by a global economic recovery as COVID-19 vaccinations were introduced across the world. In addition, the Organization of Petroleum Exporting Countries (“OPEC”) reduced oil output to balance the market’s supply with demand. This combination of broad based economic recovery and oil production reductions led to oil prices ending 2021 at approximately $79 per barrel, an increase of 70% from the end of 2020. In early 2022, spot oil prices have continued to rise higher and as of March 3, 2022 Brent crude oil was quoted at approximately $110 per barrel compared to $78 per barrel at December 31, 2021 and $64 per barrel at the same time last year.

Global natural gas prices set new record high levels in many parts of the world during 2021. Specifically, natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility (“TTF”), peaked at approximately $60 per million British Thermal Units (“MMBtu”) in December and averaged approximately $16 per MMBtu during the year while in Asia, the Japan Korea

Marker (“JKM”) set a new record of approximately $49 per MMBtu in December and averaged approximately $18 per MMBtu in 2021. Meanwhile, gas prices in the United States, as measured by the Henry Hub (“HH”) benchmark, remained relatively low by historical levels, averaging $3.70 per MMBtu although that is 74% higher than the multi-year low of $2.13 per MMBtu set in 2020. Gas prices in Europe and Asia were positively impacted by lower production in these regions and growing demand as economies around the world recovered from COVID-19 related shutdowns enacted in 2020. In addition, a colder than average 2020/21 winter in the Northern Hemisphere drew inventories in Europe and parts of Asia below their 5-year averages to start the year.

International gas prices have hit new record highs in 2022 following the Russian invasion of Ukraine on February 24, 2022. As of March 3, 2022, natural gas prices were quoted at approximately $54 per MMBtu for TTF compared to $5.50 per MMBtu at the same time last year and at approximately $44 per MMBtu for JKM compared to $5.90 per MMBtu at the same time last year. By contrast, the price recovery of spot Henry Hub in the U.S., has been less dramatic, quoted at $4.72 per MMBtu as of March 3, 2022 compared to $2.81 at the same time last year.

While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. The differential is presently wide enough to incentivize inter-basin trade and gas price futures imply that the inter-basin arbitrage opportunity may exist periodically in coming months and years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

Supply for 2021 totaled 393 mt, an increase of 22 mt or approximately 6% over 2020, according to Poten & Partners Group, Inc. (“Poten”). The U.S. led supply growth in 2021, up by approximately 25 mt or 51% year-over-year due to the ramp-up in supply from new liquefaction trains which came online in H2 20 and 2021 as well as significantly fewer cargo cancellations in 2021 relative to 2020. Meanwhile Nigeria, Trinidad and Norway each registered a decline of over 3 mt or 18%, 29% and 97%, respectively, due to supply issues and/or unplanned downtime. LNG supply is projected to rise 6% to approximately 400 mt in 2022, according to BloombergNEF (“BNEF”). This expected growth is driven by the ramp-up of new supply commissioned in 2021 and new capacity scheduled to come on stream in 2022.

During 2021, 2 new LNG liquefaction projects reached FID, Qatar’s North Field Expansion Project which anticipates the construction of 4 new trains with a combined capacity of 33 mtpa as well as Woodside’s Pluto LNG Train 2 in Australia with a capacity of 5 mtpa. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

For the full year 2021, LNG demand was 386 mt compared to approximately 363 mt for the full year 2020, an increase of 6%, according to Poten. Demand growth in 2021 was led by China where demand grew approximately 12 mt or 17% and South Korea where demand grew approximately 7 mt or 16%. This growth was balanced by declines in Europe, where demand declined by approximately 6 mt or 8% and India where demand declined by approximately 2 mt or approximately 7%. Wood Mackenzie forecasts global LNG demand growth of over 88 mt between 2021 and 2026, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 65% and China, Latin America and India expected to account for 26%, 5% and 9%, respectively.

LNG Shipping Rates and Chartering Activity

In the LNG shipping spot market, TFDE headline rates, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $89,000 per day in 2021, a 51% increase year-on-year. Wide gas price differentials allowed for arbitrage opportunities for transporting LNG between the Atlantic and Pacific basins for most of the year. Based on forward pricing for LNG in the US and Asia, this trend looks to continue into 2022. According to Poten, 113 term charters between 12 months and seven years were reported in 2021, an increase of 117% over 2020, of which 44 were for TFDE vessels and 18 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

Clarksons assesses headline spot rates for TFDE and Steam LNG carriers at $27,500 per day and $10,000 per day, respectively as of February 18, 2022. The COVID related outbreaks around the world continue to create uncertainty regarding near-term demand for LNG. In addition, spot rates may be prone to further periods of seasonality and volatility similar to those seen in recent years. Accordingly, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarter of 2021, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

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

Global LNG Fleet

According to Poten, as of January 13, 2022, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 582 vessels with another 151 LNG carriers on order, of which 122 vessels (or 79%) have multi-year charters. Poten estimates that a total of 29 LNG carriers are due to be delivered in 2022. In 2021, a record 82 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements. The statements in this “Industry Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;
●	the number of LNG carriers in our owned and managed fleets;
●	the timely delivery of our ships under construction;
●	our ability to obtain acceptable financing in respect of our capital and refinancing commitments;
●	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;
●	the performance of our charterers;
●	the supply-demand relationship for LNG shipping services, including the impact of greater competition in the LNG shipping market;

●	our ability to employ the ships we own and the bareboat vessels, that currently do not have charters at economically attractive rates;
●	the effective and efficient technical and operational management of our ships;
●	our ability to maintain the recruitment and retention of appropriately qualified seafarers and shore staff;
●	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and
●	economic, regulatory, political and governmental conditions that affect the LNG market and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

●	the hire rate earned by our owned ships, including any of our ships that may trade in the short-term or spot market if we are unable to secure new term charters;
●	unscheduled off-hire days;
●	the fees we receive for technical ship management services;
●	the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;
●	our level of debt, the related interest expense and the timing of required payments of principal;
●	mark-to-market changes in derivative financial instruments and foreign currency fluctuations; and
●	the level of our general and administrative expenses, including salaries and costs of consultants.

See “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

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

Voyage expenses are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers consumption represents mainly bunkers consumed during vessels’ unemployment and off-hire.

Vessel Operating and Supervision Costs

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, including dry-docking, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. Certain of our charters contain provisions that significantly reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Vessel operating and Supervision Costs are recognized as expenses when incurred.

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

Depreciation

The majority of our consolidated depreciation expenses relate to the cost of our ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”), and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life. We review scrap rates on an annual basis, and may revise the rates in response to changing market conditions.

We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship’s first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship’s cost is depreciated over five years, in case of new ships, and until the next dry-docking for secondhand ships, which is performed within five years from the vessel’s last dry-docking unless we determine to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written off immediately. The LNG vessels are also required to undergo an underwater survey in lieu of dry-docking (“intermediate survey”) in order to meet certain classification requirements. The intermediate survey component is estimated after the first intermediate survey takes place which is between the first and the second dry-docking and is amortized over the period until the next dry-docking which is estimated to be two and a half years.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with share-based compensation, rent, utilities, travel expenses, legal expenses, information and computing equipment and services, other professional services and consultants, training for crew familiarization and other advisor costs. In addition, general and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for stock plan and restructuring obligations, pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office and to close the Stamford, Connecticut office. Finally, general and administrative expenses include Transactions costs.

Impairment Loss

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities, bonds and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. Financial costs also include Transaction Costs. For a description of our credit facilities, including our loan agreements and sale and leaseback agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

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

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

	Year ended December 31,
	2020	2021	Change
Amounts are in thousands of U.S. Dollars
Revenues	$674,089	$809,577	$135,488
Voyage expenses and commissions	(21,883)	(19,430)	2,453
Vessel operating and supervision costs	(148,235)	(166,432)	(18,197)
Depreciation	(177,213)	(202,953)	(25,740)
General and administrative expenses	(47,249)	(43,313)	3,936
Loss on disposal of non‑current assets	(572)	(1,100)	(528)
Impairment loss	(28,627)	(153,669)	(125,042)
Profit from operations	250,310	222,680	(27,630)
Financial costs	(165,281)	(166,955)	(1,674)
Financial income	726	142	(584)
(Loss)/gain on derivatives	(84,658)	22,680	107,338
Share of profit of associates	2,192	1,969	(223)
Total other expenses, net	(247,021)	(142,164)	104,857
Profit for the year	3,289	80,516	77,227
Non‑controlling interests	48,237	12,853	(35,384)
(Loss)/profit attributable to owners of the Group	$(44,948)	$67,663	$112,611

During the year ended December 31, 2020, we had an average of 30.1 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 10,522 available days and an average of 30.1 ships operating under our technical management (including 29.1 of our owned and bareboat ships). During the year ended December 31, 2021, we had an average of 33.9 ships operating in our owned and bareboat fleet (including the Partnership’s owned and bareboat fleet), having 12,133 available days and an average of 33.9 ships operating under our technical management (including 32.9 of our owned and bareboat ships).

Revenues: Revenues increased by 20.1%, or $135.5 million, from $674.1 million during the year ended December 31, 2020 to $809.6 million during the year ended December 31, 2021. The increase in revenues is mainly attributable to an increase of $104.0 million deriving from the full year operation of the GasLog Windsor, the GasLog Wales, the GasLog Westminster and the GasLog Georgetown delivered on April 1, 2020, May 11, 2020, July 15, 2020 and November 16, 2020, respectively and the deliveries of the GasLog Galveston, the GasLog Wellington and the GasLog Winchester on January 4, 2021, June 15, 2021 and August 24, 2021, respectively and a net increase of $48.8 million from the improved performance of our spot fleet, in line with the ongoing improvement of the LNG shipping market observed in 2021 and the short-term charters we entered into. These increases were partially offset by a net decrease of $13.3 million attributable to the expirations of the initial multi-year time charters mainly of the Partnership’s Steam fleet (which were contracted at higher rates compared to their current spot rates). As a result, the average daily hire rate increased from $67,120 for the year ended December 31, 2020 to $68,212 for the year ended December 31, 2021.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs increased by 12.3%, or $18.2 million, from $148.2 million during the year ended December 31, 2020 to $166.4 million during the year ended December 31, 2021. The increase in vessel operating and supervision costs is primarily attributable to the increase in ownership days due to the aforementioned deliveries of the GasLog wholly owned vessels, partially offset by the decrease in daily operating costs from $13,975 per ownership day (as defined below excluding the Solaris managed by Shell) for the year ended December 31, 2020 to $13,864 per ownership day (as defined below excluding the Solaris managed by Shell) for the year ended December 31, 2021. Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel decreased mainly due to the decreased scheduled technical and maintenance costs as a result of management’s operating cost initiatives, partially offset by the unfavorable movement of the Euro (“EUR”)/U. S. Dollar (“USD”) exchange rate in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Depreciation: Depreciation increased by 14.6%, or $25.8 million, from $177.2 million during the year ended December 31, 2020 to $203.0 million during the year ended December 31, 2021. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2021, compared to the prior year and the increase from the depreciation of the right-of-use assets, which were partially offset by the impairment charges recognized in the prior year and during the year ended December 31, 2021.

General and Administrative Expenses: General and administrative expenses decreased by 8.3%, or $3.9 million, from $47.2 million during the year ended December 31, 2020 to $43.3 million during the year ended December 31, 2021. The decrease in absolute terms is mainly attributable to the reduced employee costs due to the restructuring announced in 2019, the decrease in foreign exchange losses and the decrease in amortization of share-based compensation, which were partially offset by increased legal costs, other employee costs associated with the Transaction and the increased costs of directors’ and officers’ insurance. General and administrative expenses include the effect of the restructuring costs of $5.3 million and $0.8 million for the year ended December 31, 2020 and 2021, respectively and the effect of the costs related to the Transaction of $1.0 million and $13.7 million for the year ended December 31, 2020 and 2021, respectively. Daily general and administrative expenses decreased from $4,306 per vessel ownership day for the year ended December 31, 2020 to $3,501 per vessel ownership day for the year ended December 31, 2021, which includes restructuring costs of $484 and $66 per vessel ownership day in 2020 and 2021, respectively and costs related to the Transaction of $85 and $1,105 per vessel ownership day in 2020 and 2021, respectively.

Impairment Loss: Impairment loss was $28.6 million for the year ended December 31, 2020 and $153.7 million for the year ended December 31, 2021. The aggregate impairment loss which was recognized as of December 31, 2021, was analyzed as follows: a) $125.8 million with respect to five Steam vessels owned by the Partnership and one Steam vessel owned by GasLog, built in 2006 and 2007, after concluding that events and circumstances triggered the existence of potential impairment of Steam vessels on that date and is the result of the reduced expectations of the rates at which we could expect to secure term employment for the remaining economic lives of those vessels, and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, b) $16.9 million with respect to GasLog Salem for the remeasurement at the lower of its carrying amount and fair value less costs to sell pursuant to the vessel’s sale and leaseback transaction concluded in October 2021 and c) $11.0 million for the Group’s FSRU conversion costs recognized under “Vessels under construction”, with respect to incurred costs from which no future economic benefits are expected. The impairment loss recorded for the year ended December 31, 2020 was recognized as of June 30, 2020 and December 31, 2020 with respect to five of our six Steam vessels, after concluding that events and circumstances triggered the existence of potential impairment of all its vessels on that date and was the result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic-related impacts on LNG and LNG shipping demand.

Financial Costs: Financial costs increased by 1.0%, or $1.7 million, from $165.3 million during the year ended December 31, 2020 to $167.0 million during the year ended December 31, 2021. The increase in financial costs is mainly attributable to an increase of $18.5 million in other financial costs, net related mainly to the $15.7 million financing fees associated with the amendment of the credit facilities as a result of the Transaction. This increase is partially offset by a net decrease of $12.7 million in interest expense on loans, bonds and cash flow hedges primarily due to a decrease in LIBOR rates during the year ended December 31, 2021 compared to the same period in 2020, although there was higher weighted average indebtedness. Specifically, during the year ended December 31, 2021, we had an average of $3,830.0 million of outstanding indebtedness, with a weighted average interest rate of 3.0%, while during the year ended December 31, 2020, we had an average of $3,428.2 million of outstanding indebtedness, with a weighted average interest rate of 3.7%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs. In addition, there was a net decrease of $2.6 million deriving mainly from the write-off of fees relating to the 2020 refinancings and the sale and leaseback transactions and a decrease of $1.9 million in loss arising on bond repurchases at premium.

(Loss)/gain on Derivatives: Loss on derivatives decreased by $107.4 million, from a loss of $84.7 million for the year ended December 31, 2020 to a gain of $22.7 million for the year ended December 31, 2021. The decrease is mainly attributable to a decrease of $123.5 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a loss of $64.0 million for the year ended December 31, 2020, as compared to a gain of $59.4 million for the year ended December 31, 2021, and a decrease of $0.3 million in the ineffective portion of cash flow hedges, partially offset by an increase of $14.7 million in realized loss from interest rate swaps held for trading and a decrease of $1.7 million in realized gain on forward foreign exchange contracts held for trading for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Profit for the Year: Profit for the year increased by $77.2 million, from a profit of $3.3 million for the year ended December 31, 2020 to a profit of $80.5 million for the year ended December 31, 2021 as a result of the aforementioned factors.

(Loss)/profit Attributable to Owners of the Group: Loss Attributable to Owners of the Group decreased by $112.6 million, from a loss of $44.9 million for the year ended December 31, 2020 to a profit of $67.7 million for the year ended December 31, 2021. The decrease in loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2019 Compared to Year Ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 5, 2021.

Customers

For the year ended December 31, 2021, we received 38.0% of our revenues from Shell, 36.2% of our revenues from major LNG producers, 25.6% of our revenues from various charterers in the spot/short-term market and 0.1% of our revenues from Egypt LNG. For the year ended December 31, 2020, we received 57.2% of our revenues from Shell, 27.7% of our revenues from major LNG producers, 15.0% of our revenues from various charterers in the spot/short-term market, and 0.1% of our revenues from Egypt LNG.

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

B. Liquidity and Capital Resources

As of December 31, 2021, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from the 2014, 2015, 2016, 2017, 2018 and 2021 follow-on common and preference equity offerings by GasLog and GasLog Partners, the 2017, 2019, 2020 and 2021 follow-on debt offerings and the private placements, operating cash flows and long-term financings including bank loans, and bond offerings. Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations, borrowings under existing and new loan or lease agreements and additional equity. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of December 31, 2021, we had $282.2 million of cash and cash equivalents. In addition, an amount of $1.0 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management.

Under our existing multi-year charters as of December 31, 2021, we had contracted revenues of $690.5 million for 2022 and approximately $2,158.3 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2021, we had an aggregate of $3.7 billion of indebtedness outstanding under our credit facilities and bond agreements, of which $553.2 million was repayable within one year, and $302.8 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai and the GasLog Salem of which $30.9 million was payable within one year.

GasLog has hedged 43.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liabilities and the 8.875% Senior Notes) as of December 31, 2021.

The total contract price for our four newbuildings on order as of December 31, 2021 is approximately $820.7 million. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the newbuildings on various dates in 2024 and 2025. As of December 31, 2021, the total remaining balance of the contract prices for the four newbuildings was $820.7 million, of which $123.1 million is due within 12 months, which will be funded with available cash, cash from operations and other financings we may enter into.

On May 16, 2017, GasLog Partners commenced its ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the “Equity Distribution Agreement”) entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144.0 million and to include UBS Securities LLC as a sales agent. On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM Programme from $144.0 million to $250.0 million.

During the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total gross proceeds of $10.2 million and net proceeds of $10.0 million, after broker commissions. From establishment of the ATM Programme through December 31, 2021, GasLog Partners issued and received payment for 8,486,705 common units at a weighted average price of $15.75 per common unit for total gross proceeds of $133.6 million and total net proceeds of $132.4 million.

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25.0 million, to be utilized from February 10, 2020 to December 31, 2021. During the year ended December 31, 2021, GasLog Partners did not repurchase any units. Since the authorization of the unit repurchase programme and through December 31, 2021, GasLog Partners has repurchased and cancelled a total of 1,363,062 of the Partnership’s common units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions. The board of directors of GasLog Partners has not renewed the common unit repurchase programme following its expiration on December 31, 2021.

On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into the 7xNB Facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan bears interest plus a margin. On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020, on December 29, 2020, on June 11, 2021 and on August 20, 2021, GasLog drew $152.5 million, $149.4 million, $149.3 million, $147.8 million, $147.8 million, $153.0 million and $153.0 million, respectively, under this facility to partially finance the delivery of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown the GasLog Galveston, the GasLog Wellington and the GasLog Winchester.

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. The vessel was sold to Hai Kuo Shipping. GAS-twenty four has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GAS-twenty four Ltd. has the obligation to re-purchase the vessel at the end of the charter period. GAS-twenty four Ltd. has also the option to re-purchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2021 and since inception of the Repurchase Programme, GasLog Partners repurchased and cancelled an aggregate of 464,429 Series B Preference Units and 269,549 Series C Preference Units at a weighted average price of $25.00 per preference unit for both Series. During the year ended December 31, 2021, the aggregate amount repaid for repurchases of preference units was $18.4 million, including commissions.

In June 2021, GasLog entered into novation agreement with ABN and HSBC. Subsequently, an interest rate swap originally held with HSBC and due to mature in 2025, has now been transferred to ABN. The notional amount of the trade is $33.3 million.

On September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of the 2029 Notes. The Company anticipates drawing down the 2029 Notes by March 2022. The proceeds of the 2029 Notes will be used to refinance the Company’s 8.875% Senior Notes. Any remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the refinancing and/or general corporate purposes. The Note Purchase Agreement allows for the issuance of additional 2029 Notes in an amount up to $100.0 million for the purpose of refinancing existing obligations or pursuing new growth opportunities.

On October 26, 2021, GasLog Partners’ and GasLog’s subsidiaries, GAS-three Ltd. and GAS-ten Ltd. completed the sale and lease-back of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessels were sold to CDBL for a cash consideration of $248.0 million and leased back under bareboat charters from CDBL for a period of five years with no repurchase option or obligation. These sale and leasebacks meet the definition of a lease under IFRS 16 Leases. The existing loan facilities advances of the specified vessels were terminated releasing $42.8 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Group.

As our fleet expands, we will evaluate changes to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as to execute our business plan going forward. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Preference Shares Dividend Policy” for a discussion of risks related to our ability to pay dividends.

Working Capital Position

As of December 31, 2021, our current assets totaled $325.6 million, while current liabilities totaled $779.1 million, resulting in a negative working capital position of $453.5 million. Current liabilities include $315.0 million relating to the 8.875% Senior Notes, that mature on March 22, 2022 and which we have successfully refinanced with the Note Purchase Agreement defined in Note 13 to our audited consolidated financial statements included elsewhere in this annual report, and $69.8 million of unearned revenue in relation to hires received in advance of December 31, 2021 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, existing and new borrowings, the refinancing of the 8.875% Senior Notes we concluded in September 2021 and future sale and lease-back transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Cash Flows

Year ended December 31, 2020 compared to the year ended December 31, 2021

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2020	2021	Change
	(restated)*
Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$459,482	$592,107	132,625
Net cash used in investing activities	(729,569)	(262,050)	467,519
Net cash provided by/(used in) financing activities	375,423	(414,744)	(790,167)
*

Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for interest rate swaps from Net cash provided by operating activities to Net cash used in financing activities.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $132.6 million, from $459.5 million during the year ended December 31, 2020 to $592.1 million during the year ended December 31, 2021. The increase is mainly attributable to an increase in revenues of $135.5 million and an increase of $13.1 million from movements of the working capital accounts (primarily affected by the increase of $19.1 million from movements in trade and other receivables partially offset by a decrease of $6.9 million from movements in trade payables), partially offset by a net increase of $14.2 million in vessel operating and supervision costs, voyage expenses and commissions and general and administrative expenses (after excluding the non-cash decrease in amortization of share-based compensation).

Net Cash Used In Investing Activities

Net cash used in investing activities decreased by $467.5 million, from $729.6 million during the year ended December 31, 2020 to $262.1 million during the year ended December 31, 2021. The decrease is mainly attributable to the $243.0 million of proceeds of from the sale and leaseback transactions, net of commissions of the GasLog Shanghai and the GasLog Salem, a decrease of $223.4 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a decrease of $5.8 million in net cash used in payments for right-of-use assets, partially offset by a net decrease of $4.5 million in cash from short-term investments in the year ended December 31, 2021, compared to the same period of 2020, and a decrease of $0.7 million in cash from interest income.

Net Cash Provided By/(Used In) Financing Activities

Net cash provided by financing activities decreased by $790.1 million, from net cash provided by financing activities of $375.4 million during the year ended December 31, 2020 to net cash used in financing activities of $414.7 million during the year ended December 31, 2021. The decrease is mainly attributable to a decrease of $1,666.2 million in proceeds from loans and bonds, a decrease of $36.0 million in proceeds from the private placement which took place in the previous year, a decrease of $31.6 million in proceeds from entering into interest rate swaps, a net increase of $15.4 million in cash used for repurchases of common or preference units or purchases of treasury shares, an increase of $15.7 million in loan/bond modification costs related to the Transaction, an increase of $3.7 million in payments for finance lease liability, an increase of $3.5 million in cash paid for interest and an increase of $1.5 million in dividend payments, partially offset by a decrease of $889.3 million in bank loan and bond repayments, a decrease of $35.7 million relating to the payment for the termination of interest rate and cross currency swaps, a net movement of $23.7 million in cash collaterals for swaps, a decrease of $22.0 million in net payments of loan issuance costs, an increase of $10.0 million in proceeds from GasLog Partner’s equity raisings and a decrease of $1.9 million in payments for bond repurchase at a premium in 2020.

Borrowing Activities

Credit Facilities

The following summarizes certain terms of the ten outstanding facilities as of December 31, 2021:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
October 2015 Facility

Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Sea Bridge Finance Limited, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank

GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (GasLog Genoa) and GAS-twenty three Ltd. (GasLog Gladstone)

			$667.7 million	Nil	LIBOR + applicable margin	2028, 2030 and 2031(1)

GAS-eleven Ltd.: 8 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 8 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

GAS-thirteen Ltd.: 9 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 9 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

GAS-twenty two Ltd.: 12 consecutive semi-annual installments of $5.9 million, a balloon payment due in 2028 of $37.0 million and thereafter 4 consecutive semi-annual installments of $4.3 million until March 2030.

GAS-twenty three Ltd.: 14 consecutive semi-annual installments of $5.9 million, a balloon payment due in 2029 of $37.0 million and thereafter 4 consecutive semi-annual installments of $4.3 million until March 2031.

2019 GasLog Partners Facility	Credit Suisse AG, Nordea Bank Abp, filial I Norge (“Nordea”), Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea) and GAS-seventeen Ltd. (Methane Jane Elizabeth)	$273.5 million	Nil	LIBOR + applicable margin	2024	9 consecutive quarterly reductions of $5.8 million and a balloon amount of $221.3 million, together with the final quarterly reduction.
GasLog Warsaw Facility	ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited	GasLog Hellas-1 Special Maritime Enterprise (GasLog Warsaw)	$114.9 million	N/A	LIBOR + applicable margin	2026	19 consecutive quarterly repayments of $1.6 million and a balloon amount of $84.2 million together with the final quarterly reduction.
7xNB Facility	Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch,	GAS-twenty eight Ltd. (“GasLog Windsor”), GAS-thirty Ltd. (“GasLog Westminster”), GAS-thirty one Ltd. (“GasLog Wales”), GAS-thirty two Ltd. (“GasLog Georgetown”), GAS-thirty three Ltd.	$998.2 million	N/A	LIBOR + applicable margin	2032 and 2033(1)	GAS-twenty eight Ltd.: 10 consecutive semi-annual installments of $4.3 million, a balloon payment due in 2027 of $54.2 million and thereafter 10 consecutive semi-annual installments of

Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank, The Korea Development Bank and KB Kookmin Bank

		(“GasLog Galveston”), GAS-thirty four Ltd. (“GasLog Wellington”) and GAS-thirty five Ltd. (“GasLog Winchester”)

$4.3 million until March 2032.

GAS-thirty Ltd.: 11 consecutive semi-annual installments of $4.2 million, a balloon payment due in 2027 of $53.1 million and thereafter 10 consecutive semi-annual installments of $4.2 million until July 2032.

GAS-thirty one Ltd.: 10 consecutive semi-annual installments of $4.2 million, a balloon payment due in 2027 of $53.1 million and thereafter 10 consecutive semi-annual installments of $4.2 million until May 2032.

GAS-thirty two Ltd.: 11 consecutive semi-annual installments of $4.1 million, a balloon payment due in 2027 of $52.6 million and thereafter 10 consecutive semi-annual installments of $4.1 million until November 2032.

GAS-thirty three Ltd.: 11 consecutive semi-annual installments of $4.1 million, a balloon payment due in 2027 of $52.6 million and thereafter 10 consecutive semi-annual installments of $4.1 million until December 2032.

GAS-thirty four Ltd.: 12 consecutive semi-annual installments of $4.3 million, a balloon payment due in 2028 of $54.4 million and thereafter 10 consecutive semi-annual installments of $4.3 million until June 2033.

GAS-thirty five Ltd.: 13 consecutive semi-annual installments of $4.3 million beginning in February 2022, a balloon payment due in 2028 of $54.4 million and thereafter 10 consecutive semi-annual installments of $4.3 million until August 2033.

GasLog Partners $260.3M Facility	BNP Paribas, Credit Suisse AG, Alpha Bank S.A. and Development Bank of Japan, Inc	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd, (Solaris), GAS-twenty Ltd. (Methane Shirley Elisabeth)	$243.1 million	N/A	LIBOR + applicable margin	2025	8 equal semi-annual instalments of $8.6 million, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025.
GasLog Partners $193.7M Facility	DNB Bank ASA and ING Bank N.V.	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty one Ltd. (Methane Heather Sally), GAS-twenty seven Ltd. (Methane Becki Anne)	$176.5 million	N/A	LIBOR + applicable margin	2025	8 equal semi-annual instalments of $8.6 million, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025.
GasLog $576.9M Facility	ABN AMRO Bank N.V., Citigroup Global Markets Limited, Nordea, HSBC Bank plc, Credit Agricole Corporate and Investment Bank and Unicredit Bank AG	GAS-one Ltd (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-six Ltd. (GasLog Skagen), GAS-nine Ltd. (GasLog Saratoga) and GAS-eighteen Ltd. (Methane Lydon Volney)	$427.0 million	N/A	LIBOR + applicable margin	2025

Term Loan Facility of $399.7 million will amortize over 14 equal quarterly instalments of $7.9 million, with a final balloon amount of $250.0 million payable concurrently with the last installment in June 2025. Revolving loan facility of $66.7 million also matures in June 2025.

GasLog Chelsea $96.8M Facility	National Bank of Greece S.A.	GAS-fifteen Ltd. (GasLog Chelsea)	$87.4 million	N/A	LIBOR + applicable margin	2025	15 equal quarterly instalments of $1.9 million, with a final balloon amount of $59.0 million payable concurrently with the last instalment in July 2025.

GasLog Hong Kong SLB	Sea 190 Leasing	GAS-twenty five Ltd. (GasLog Hong Kong)	$152.7 million	N/A	LIBOR + applicable margin	2032

16 equal quarterly instalments of $2.7 million, 27 equal quarterly instalments of $1.4 million beginning in January 2026, with a final balloon amount $71.4 million concurrently with the last instalment in October 2032.

GasLog Houston SLB	Hai Kuo Shipping	GAS-twenty four Ltd. (GasLog Houston)	$159.7 million	N/A	LIBOR + applicable margin	2032	28 quarterly installments of $2.1 million each and a final balloon payment of $101.6 million payable concurrently with the last quarterly installment in January 2029.
(1)	Maturity dates are scheduled 12 years from the drawdown date of each individual vessel loan based on the vessel’s actual or scheduled delivery date.

Security

Our credit facilities are secured as follows:

●	first priority mortgages over the ships owned by the respective borrowers except in the case of the sale and leaseback transactions;
●	guarantees from us and our subsidiary GasLog Carriers in the case of the GasLog Warsaw Facility, the 7xNB Facility, the GasLog $576.9M Facility and the GasLog Chelsea $96.8M Facility; charter guarantees from us in relation to the GasLog Hong Kong SLB and the GasLog Houston SLB; in the case of the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility guarantees from GasLog Partners and GasLog Partners Holdings LLC; in the case of the October 2015 Facility, guarantees from us and GasLog Carriers for an amount up to the value of the commitments of the vessels owned by GasLog Carriers and guarantees from the Partnership and GasLog Partners Holdings LLC for an amount up to the value of the commitments of the vessels owned by GasLog Partners Holdings LLC;
●	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and
●	for certain of our facilities, a first assignment of all earnings and insurances related to the ship owned by the respective borrower.

Our business is not subject to seasonal borrowing requirements.

Covenants and Events of Default

General

Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things:

●	incur additional indebtedness, create liens or provide guarantees;
●	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;
●	sell or otherwise dispose of assets, including our ships;
●	engage in merger transactions;
●	terminate any charter;
●	amend our shipbuilding contracts;

●	change the manager of our ships;
●	undergo a change in ownership; or
●	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our credit facilities (with the exception of the 2019 GasLog Partners Facility; GasLog Partners $260.3M Facility; the GasLog Partners $193.7M Facility and for the debt of the vessels owned by GasLog Partners under the October 2015 Facility) also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

●	our net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	our total indebtedness divided by our total assets must not exceed 75.0%;
●	the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;
●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing twelve months’ basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalent and short-term investments are at least $110.0 million; and
●	our market value adjusted net worth must at all times be not less than $350.0 million.

In the case where the Partnership is a guarantor to our Credit Facilities, such facilities also impose specified financial covenants that apply to the Partnership and its subsidiaries on a consolidated basis. These financial covenants include the following:

●	the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million;
●	total indebtedness divided by total assets must be less than 65.0%; and
●	the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

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

Our credit facilities contain customary events of default, including non payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the applicable facility (in the case of each individual vessel in the October 2015 Facility and 7xNB Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter, 100% in the case of the GasLog Hong Kong SLB, 100% until December 31st 2022 inclusive and 110% at any time thereafter in the case of the GasLog Houston SLB and in the case of the GasLog Partners $193.7M Facility, 130.0%). If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2021.

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

On October 21, 2020, the outstanding indebtedness of GAS-twenty five Ltd., in the amount of $136.8 million was prepaid pursuant to the GasLog Hong Kong SLB.

On January 22, 2021, the outstanding indebtedness of GAS-twenty four Ltd., in the amount of $130.9 million was prepaid pursuant to the GasLog Houston SLB.

The October 2015 Facility is subject to our and the Partnership’s financial covenants and to our customary restrictions and events of default.

2019 GasLog Partners Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea and Iyo Bank, Ltd. Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450.0 million (the “2019 GasLog Partners Facility”) for the purpose of refinancing in full the existing Partnership Facility. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels originally covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

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

On October 14, 2021 GAS-three Ltd., was released from its liabilities under the 2019 GasLog Partners Facility following the sale and leaseback of the GasLog Shanghai to CDBL and the prepayment of $97.1 million.

The 2019 GasLog Partners Facility is subject to the Partnership’s financial covenants and to our customary restrictions and events of default.

GasLog Warsaw Facility

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the “GasLog Warsaw Facility”). The agreement provides for a single tranche of $129.5 million that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1.6 million each and a final balloon payment of $84.2 million payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin.

The GasLog Warsaw Facility is subject to our financial covenants and to our customary restrictions and events of default.

7xNB Facility

On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by KEXIM and K-Sure, who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176.5 million $174.8 million, $356.7 million, and $344.8 million. The facility is also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first and the third tranche is repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the second tranche is repaid in 14 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 7-year profile. Each drawing under the fourth tranche is repaid in a single bullet seven years after the actual delivery of the relevant vessel. The facility bears interest at LIBOR plus a margin. On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020 and on December 29, 2020, $152.5 million, $149.4 million, $149.2 million, $147.8 million and $147.8 million was drawn down with respect with the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston, respectively and on June 11, 2021 and on August 20, 2021, $152.9 million and $152.9 million, was drawn down with respect to the deliveries of the GasLog Wellington and the GasLog Winchester, respectively.

The 7xNB Facility is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Partners $260.3M Facility

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

The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd. The facility amortizes over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025. The credit facility bears interest at LIBOR plus a margin.

On October 15, 2020, the Development Bank of Japan Inc. (“DBJ”) acceded as a new lender in the facility via transfer certificate. BNP Paribas and Credit Suisse each transferred $25.0 million of their commitment to DBJ following the consent of the Borrowers. Alpha Bank S.A. retained the participation amount it was allocated as an original lender.

The GasLog Partners $260.3M Facility is subject to GasLog Partners’ financial covenants and customary restrictions and events of default.

GasLog Partners $193.7M Facility

On July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above. The purpose of the facility was the refinancing of the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. and for general corporate purposes. The vessels covered by the 2020 GasLog Partners $193.7M Facility are Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

The relevant amount of $193.7 million was drawn down on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The facility amortizes over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin.

The GasLog Partners $193.7M Facility is subject to GasLog Partners’ financial covenants and customary restrictions and events of default.

GasLog $576.9M Facility

On July 16, 2020, GasLog entered into a credit agreement of $576.9 million with ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea acted as global coordinators and bookrunners, while HSBC Bank plc acted as mandated lead arrangers; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender (the “GasLog $576.9M Facility”). ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The purpose of the facility was to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney.

An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. The agreement provided for a Term Loan Facility of $494.5 million which would be amortized over 18 equal quarterly instalments of $9.3 million beginning in April 2021, (following an initial repayment in January 2021 of $18.7 million) with a final balloon amount of $307.5 million payable concurrently with the last installment in June 2025, and a Revolving Loan Facility of $82.4 million which matures in June 2025. The credit facility bears interest at LIBOR plus a margin.

On October 14, 2021, GAS-ten Ltd., was released from its liabilities following the sale and leaseback of the GasLog Salem to CDBL and the prepayment of $103.2 million.

The GasLog $576.9M Facility is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Chelsea $96.8M Facility

On July 30, 2020, GasLog entered into a credit agreement with NBG (acting as the sole original lender) for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea (the “GasLog Chelsea $96.8M Facility”). The facility comprises of $96.8 million which was drawn on July 31, 2020, out of which $92.2 million was used to refinance the outstanding indebtedness of the GasLog Chelsea. The facility amortizes over nineteen equal quarterly installments of $1.9 million beginning in October 2020, with a final balloon amount of $59.0 million payable concurrently with the last installment in July 2025. The credit facility bears interest at LIBOR plus a margin.

The GasLog Chelsea $96.8M Facility is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Hong Kong SLB

On October 21, 2020, GasLog’s subsidiary GAS-twenty five Ltd., entered into a sale and leaseback transaction with Sea 190 Leasing in order to refinance the outstanding indebtedness of the GasLog Hong Kong. The transaction comprises of $163.4 million which was raised on October 21, 2020, out of which $136.8 million was used to refinance the outstanding indebtedness of the GasLog Hong Kong. GAS-twenty five Ltd., has chartered back the vessel on a bareboat basis for up to twelve years and has re-purchase options on pre-agreed terms no earlier than the end of year one and no later than the end of year twelve of the bareboat charter. The facility amortizes over 20 equal quarterly installments of $2.7 million beginning in January 2021, 27 equal quarterly instalments of

$1.4 million beginning in January 2026, with a final balloon amount of $71.4 million payable concurrently with the last installment in October 2032.

The bareboat charter is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Houston SLB

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., entered into a sale and leaseback transaction with Hai Kuo Shipping in order to refinance the outstanding indebtedness of the GasLog Houston. The transaction comprises of $166.0 million which was raised on January 22, 2021, out of which $130.9 million was used to refinance the outstanding indebtedness of the GasLog Houston. GAS-twenty four Ltd. has chartered back the vessel on a bareboat basis for up to eight years and has obligation to re-purchase the vessels at the end of the bareboat charter. GAS-twenty four Ltd. has also re-purchase options on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. The facility amortizes over 31 equal quarterly installments of $2.1 million beginning in April 2021, with a final balloon amount of $101.6 million payable concurrently with the last installment in January 2029.

The bareboat charter is subject to our financial covenants and to our customary restrictions and events of default.

Bonds

On November 27, 2019, GasLog completed the issuance of NOK 900 million (equivalent to $98.6 million) of NOK 2024 Bonds in the Norwegian bond market. The NOK 2024 Bonds will mature in November 2024 and bear interest at Norwegian Interbank Offered Rate (“NIBOR”) plus margin. Interest payments shall be made in arrears on a quarterly basis. We may redeem the aforementioned bond in whole or in part as from May 2024 at 101% of par plus accrued interests on the redeemed amount.

Under the terms of the NOK 2024 Bonds we are required to comply with the financial covenants listed below:

●	net working capital (excluding the current portion of long-term debt) must not be less than $0;
●	total indebtedness divided by total assets must not exceed 75.0%;
●	the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;
●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing twelve months’ basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term investments are at least $110.0 million; and
●	the Group’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which we may not make Distributions that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

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

GasLog as issuer of the 8.875% Senior Notes is required to comply with financial covenants which include the following:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	total indebtedness divided by total indebtedness plus total equity must not exceed 75.0%;
●	the ratio of EBITDA over debt service, on a trailing four quarter basis, shall be not less than 100.0%;
●	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.50% of total indebtedness or $35.0 million;
●	the issuer’s market value adjusted net worth must at all times be not less than $300.0 million.

Compliance with covenants under the NOK 2024 Bonds and the 8.875% Senior Notes is required at all times and we were in compliance with the respective financial covenants as of December 31, 2021.

On September 24, 2021, GasLog entered into the Note Purchase Agreement with the Purchasers and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of the 2029 Notes. The Company anticipates drawing down the 2029 Notes by March 2022. The proceeds of the 2029 Notes will be used to refinance the Company’s 8.875% Senior Notes. Any remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the refinancing and/or general corporate purposes. The Note Purchase Agreement allows for the issuance of additional notes in an amount up to $100.0 million for the purpose of refinancing existing obligations or pursuing new growth opportunities.

The 2029 Notes will be issued at 99.25% of face value and bear a fixed interest rate of 7.75%. The Purchasers received an upfront fee of 0.75% on signing and shall receive a ticking fee of 1.5% from signing until drawing. Under certain conditions, the Company may elect to pay interest in kind up to three times, with the interest rate increasing to 9.75% for the applicable quarter.

The 2029 Notes can be redeemed in whole or in part at any time subject to a pre-determined premium until year 4 and at par thereafter. If the Company’s historical or projected EBITDA to debt service ratio falls below a certain threshold during years 6 and 7, a percentage of the Company’s excess cash flow will be applied towards prepayment of the 2029 Notes. The Note Purchase Agreement requires that the Company comply with financial covenants that are identical to GasLog’s financial covenants as described in Note 13 of our audited consolidated financial statements included elsewhere in this annual report. Upon funding, the Purchasers will obtain a charge on the shares of GasLog Carriers Ltd (“GLC”) held by the Company and a pledge on a designated bank account of GLC.

In addition, the Note Purchase Agreement includes restrictions on distributions consistent with the Company’s NOK denominated bond, according to which the Company may not make distributions that in aggregate exceed $1.10/share during any calendar year. Notwithstanding the foregoing, GasLog may make any amounts of distributions so long as the Company’s cash and cash equivalents (on a consolidated basis) exceed $150.0 million. Finally, the Note Purchase Agreement also contains certain restrictions on indebtedness, liens, guarantees, asset sales and distributions, among others. Among other exceptions, new indebtedness is permitted when the Company meets pre-determined thresholds on a pro-forma basis for its “Charter Coverage Ratio” (the ratio of the present value of qualified contracted revenues to the aggregate indebtedness of the Company on any date).

The Group is in discussions with its lenders in relation to the LIBOR cessation and is following the developments closely. There has been no amendment or action taken in relation to any of the facilities described above as of this date.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion, operation and maintenance of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier, in 2016 we took delivery of four LNG carriers, in 2018 we took delivery of three LNG carriers, in 2019 we took delivery of two LNG carriers, in 2020 we took delivery of four LNG carriers and in 2021 we took delivery of three LNG carriers. During the years ended December 31, 2021, 2020, 2019, 2018 and 2017, we funded $0.3 billion, $0.7 billion, $0.5 billion, $0.7 billion and $0.1 billion, respectively, of acquisition, construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities and the bonds, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from follow-on equity offerings and private placements and proceeds from the sale of vessels to GasLog Partners.

As of December 31, 2021, our commitments for capital expenditures related primarily to four contracted LNG carriers on order were approximately $820.7 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with new credit facilities, available cash and cash from operations.

To the extent that we are unable to fund the amounts committed from our cash available, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuildings and secondhand vessels, which could adversely impact our ability to pay dividends to our shareholders and materially adversely affect our results of operations and financial condition.

C. Research and Development, Patents and Licenses, etc.

From time to time we incur expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends”.

E. Critical Accounting Estimates

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

Impairment of Vessels and Vessels under Construction

We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any.

Owned and Bareboat Fleet

Recoverable amount is the higher of fair value less costs to sell and value in use. Our estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

In assessing the fair value less cost to sell of the vessel, the Group obtains charter-free market values for its vessels from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Group’s lenders for determining compliance with the relevant covenants in the Group’s credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the future market value of the Group’s vessels, or prices that could be achieved if it were to sell them.

As of December 31, 2021, a number of negative indicators such as differences between the charter-free market values of the Group’s Steam vessels, as estimated by ship brokers, and their respective carrying amounts, combined with reduced expectations of the rates at which the Group could expect to secure term employment for the remaining economic lives of the Steam vessels and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, influenced management’s strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the owned and bareboat TFDE and X-DF fleet.

The Group performed an impairment assessment for the Steam vessels by comparing each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2021, the Group’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Group used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2021, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. We have assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel’s useful life, consistent with long-run historical evidence and industry expectations.

We used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

In our impairment assessment as of December 31, 2021, the rate used to discount future estimated cash flows to their present values was 7.5% (6.4% as of December 31, 2020). This was used were based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2020 and December 31, 2021, after giving effect to an aggregate impairment charge of $28.6 million recorded against our five Steam vessels for the year ended December 31, 2020 and an impairment charge of $142.7 million recorded against the GasLog Salem and our six Steam vessels for the year ended December 31, 2021.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2020	2021
GasLog Savannah(3)	May 2010	155,000	$229,795	$169,017	$162,439
GasLog Singapore(3)	July 2010	155,000	241,396	164,906	175,102
GasLog Shanghai(2)	January 2013	155,000	189,233	149,413	81,651
GasLog Santiago(3)	March 2013	155,000	189,111	159,202	153,489
GasLog Sydney(3)	May 2013	155,000	195,429	166,656	160,777
GasLog Skagen(3)	July 2013	155,000	195,338	167,358	161,490
GasLog Chelsea(5)	June 2010	153,600	162,338	133,568	128,422
GasLog Seattle(3)	December 2013	155,000	201,198	164,085	158,048
Methane Rita Andrea(4)	April 2006	145,000	156,613	90,533	67,697
Methane Jane Elizabeth(4)	June 2006	145,000	156,613	97,362	70,149
Methane Lydon Volney(4)	August 2006	145,000	156,613	99,285	72,684
Methane Alison Victoria(4)	May 2007	145,000	156,610	96,385	71,587
Methane Shirley Elisabeth(4)	March 2007	145,000	156,599	90,283	69,069
Methane Heather Sally(4)	June 2007	145,000	156,599	103,274	75,964
Solaris(3)	June 2014	155,000	201,849	166,699	161,331
GasLog Saratoga(3)	December 2014	155,000	204,146	173,987	167,836
Methane Julia Louise(3)	April 2010	170,000	232,334	197,668	189,373
Methane Becki Anne(3)	September 2010	170,000	232,334	197,834	189,654
GasLog Salem(2)	April 2015	155,000	204,573	175,543	85,531
GasLog Greece(3)	March 2016	174,000	208,971	180,688	176,793
GasLog Glasgow(3)	June 2016	174,000	208,471	181,689	177,588
GasLog Geneva(5)	September 2016	174,000	203,867	178,615	175,100
GasLog Gibraltar(5)	October 2016	174,000	203,738	179,011	175,444
GasLog Houston(5)	January 2018	174,000	207,784	190,253	184,306
GasLog Genoa(3)	March 2018	174,000	219,436	202,508	196,214
GasLog Hong Kong(5)	March 2018	174,000	214,946	197,948	191,798
GasLog Gladstone(3)	March 2019	174,000	217,609	206,484	200,319
GasLog Warsaw(5)	July 2019	180,000	189,261	181,536	176,186
GasLog Windsor(5)	April 2020	180,000	191,096	186,884	181,380
GasLog Wales(5)	May 2020	180,000	186,216	182,359	176,961
GasLog Westminster(5)	July 2020	180,000	185,813	183,644	178,232
GasLog Georgetown(5)	November 2020	174,000	184,815	184,165	178,866
GasLog Galveston(5)	January 2021	174,000	184,459	—	179,084
GasLog Wellington(5)	June 2021	180,000	191,558	—	188,485
GasLog Winchester(5)	August 2021	180,000	191,791	—	189,789
Total			$6,808,552	$5,198,842	$5,328,838
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 6 and Note 7 to our consolidated financial statements included elsewhere in this annual report). An aggregate impairment loss of $28.6 million was recorded for the year ended December 31, 2020. An aggregate impairment loss of $142.7 million was recorded for the year ended December 31, 2021.

(2)	Indicates vessels which were remeasured at the lower of their carrying amounts and fair values less costs to sell as of September 30, 2021, following the sale and lease back agreements with a wholly-owned subsidiary of CDBL, resulting in the recognition of an impairment loss of $16.9 million with respect to the GasLog Salem. On October 26, 2021, these two vessels were recognized as right-of use assets at an amount equal to the proportion of their previous carrying amount that reflects the right-of-use retained. No impairment indicators were identified with respect to such assets as of December 31, 2021.
(3)	Indicates our TFDE and X-DF vessels for which, as of December 31, 2021, the basic charter-free market value is lower than the vessel’s carrying value but no impairment indicators were identified for these vessels as described above. The aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $192.0 million as of December 31, 2021.
(4)	Indicates our Steam vessels for which, as of December 31, 2021, the basic charter-free market value is lower than the vessel’s carrying value and impairment indicators were identified for these vessels as described above. After the recognition of an impairment loss of $125.8 million, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $50.2 million as of December 31, 2021.
(5)	Indicates vessels for which, as of December 31, 2021, the basic charter-free market value is higher than the vessel’s carrying value.

Vessels under Construction

Pursuant to the last newbuilding delivery in August 2021, the amounts recognized under “Vessels under construction” mainly comprised construction costs for the purpose of converting one of its owned vessels into an FSRU, including costs of engineering studies and acquired long lead items that enabled the Group to participate in tenders for various FSRU projects. Towards the end of 2021, GasLog was selected to provide a vessel to be acquired by Gastrade after its conversion to an FSRU. As of December 31, 2021, the Group performed an impairment assessment of the historical costs by estimating their recoverable amount. As a result, an impairment loss of $11.0 million was recognized for the Group’s FSRU conversion costs recognized under “Vessels under construction”, with respect to historical costs as of December 31, 2021 from which future economic benefits are no longer expected to flow to the Group.

As a result of its impairment assessments for the year ended December 31, 2021, the Group recognized an aggregate non-cash impairment loss of $153.7 million for the GasLog Salem, its six Steam vessels built in 2006 and 2007 and its FSRU under construction and determined there was no impairment for its remaining owned and bareboat on-the-water fleet, comprising 16 TFDE and 12 X-DF vessels.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: James C. Berner, Anthony S. Papadimitriou, Julian R. Metherell and Eduard Ruijs. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	63	Chairman and Director
James C. Berner(1)	52	Director
Julian R. Metherell	58	Director
Anthony S. Papadimitriou	66	Director
Eduard Ruijs(1)	49	Director
Paul A. Wogan(2)	59	Chief Executive Officer
Paolo Enoizi(2)	49	Chief Executive Officer
Achilleas Tasioulas	46	Chief Financial Officer
Konstantinos Karathanos(3)	48	Chief Operating Officer
(1)	Mr. Berner and Mr. Ruijs were appointed directors on June 9, 2021.
(2)	Mr. Wogan will retire as CEO on March 9, 2022 and be retained as a consultant until June 30, 2022. Mr. Enoizi has been appointed as CEO effective March 10, 2022.
(3)	Mr. Karathanos was appointed Chief Operating Officer on February 11, 2022.

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

James C. Berner was appointed to our Board in June 2021 and is a member of the Global Energy & Power Infrastructure Fund at BlackRock. Within the Fund Mr. Berner is responsible for investment origination, execution and management, focusing on the power generation, shipping and liquefied natural gas sectors. Mr. Berner is also a member of the Fund investment, management and ESG committees. Mr. Berner has over 20 years’ experience in energy investing and lending. Prior to joining BlackRock in 2017, Mr. Berner was a Managing Director on the Energy Infrastructure team at First Reserve. Prior to joining First Reserve in 2011, Mr. Berner was a Managing Director at General Electric Capital Corporation in the Energy Financial Services division focused on energy investing and lending and worked in the USA, UK and Singapore. Mr. Berner earned a B.A., cum laude, from Cornell University, an M.A. from John Hopkins University, School of Advanced International Studies and an M.B.A from the University of Pennsylvania, Wharton School of Business.

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

Eduard Ruijs was appointed to our Board in June 2021 and is a Managing Director of the Global Energy & Power Infrastructure Funds team at BlackRock. Mr. Ruijs leads the London team and is responsible for investment origination, execution and exit strategy, focusing on the energy infrastructure sector in EMEA and Asia-Pacific. From 2011 Mr. Ruijs led the London infrastructure investment team at First Reserve, which was acquired by BlackRock in June 2017. Prior to building the infrastructure franchise at First Reserve, Mr. Ruijs was an Investment Director & Partner with NIBC Infrastructure Partners, a Europe focused infrastructure fund manager. Mr. Ruijs is appointed to the Boards of ADNOC Oil Pipelines, Kellas Midstream, Medgaz and Renovalia/Demex. Mr. Ruijs earned a M. Juris in Law and Economics from Oxford University where he was a Chevening Scholar; an MSc (DRS) in Economics and MA (Mr.) in Law from the Vrije Universiteit in Amsterdam, a Bachelor in Business Administration of Nijenrode University in the Netherlands, and obtained an Executive MBA from Michigan Business School as well as graduated from the Japan Prizewinners Programme at Leiden University in Tokyo.

Paul A. Wogan has served as our CEO since January 2013 and will retire on March 9, 2022. Mr. Wogan was a member of our board of directors from May 2015 to June 2021. Mr. Wogan was appointed to the board of directors of GasLog Partners between August 2020 and August 2021 and was the CEO of GasLog Partners from September 2020 to August 2021. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. From 2009 to 2014, Mr. Wogan was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Paolo Enoizi joined GasLog in August 2019 and was Chief Operating Officer (“COO”) from September 2019 to February 2022. He was appointed COO of GasLog Partners during the same period. From March 10, 2022, Mr. Enoizi will be CEO of GasLog. Mr. Enoizi was appointed CEO of GasLog Partners in August 2021. Prior to joining GasLog, Mr. Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Mr. Enoizi’s previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. Whilst at Stolt Nielsen, Mr. Enoizi led major business transformations, integration of company acquisitions and operational improvement initiatives in areas such as process optimisation, cost reductions, digitalisation and business intelligence. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. Mr. Enoizi is a director of HiLo Maritime Risk Management Limited, a not for profit joint industry initiative which uses a predictive mathematical model to enhance shipping industry safety. Mr. Enoizi has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

Achilleas Tasioulas has served as our CFO and CFO of GasLog Partners since July 2020. He joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017 and Deputy CFO of GasLog in December 2019 and has over 14 years of experience in the shipping industry. During his years with GasLog he has been actively engaged in our growth and capital markets activity, as well as developing considerable experience in operations, corporate finance, treasury and risk management. Mr. Tasioulas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Mr. Tasioulas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. He is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York and a BSc in Economics from the University of Macedonia in Greece. Furthermore, he has completed executive education programs in Advance Corporate Finance in London Business School and Strategic Financial Leadership in Stanford University Graduate School of Business.

Konstantinos Karathanos was appointed COO of GasLog and GasLog Partners on February 11, 2022. Prior to this he served as Deputy COO from November 2021 and General Manager Innovation and Technology from 2019. Mr. Karathanos joined the group in 2000 and from then to 2017 held several positions such as Fleet Manager, Project & Site Manager and Ship Manager. Prior to re-joining GasLog, Mr. Karathanos held the position of Technical Manager at Minerva Marine from 2017 to 2019. Mr. Karathanos has over 20 years of experience in the shipping industry specializing in LNG Carriers design and construction and Technical & Operational management as well as focusing on Energy and Performance with emphasis on Energy efficiency and decarbonization of the fleet. Mr. Karathanos has an Executive MBA from ALBA, the American College of Greece, an MSc in Thermal Power and Fluid Mechanics from the University of Manchester and a B.Eng. in Mechanical Engineering from Manchester Metropolitan University.

Board Leadership Structure

Our board leadership structure consists of our Chairman, and the chairmen of our board committees. Our operational management is headed by our CEO. The CEO is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that the separation of such roles at this time is appropriate and beneficial to shareholders.

B. Compensation of Directors and Senior Management

Our non-executive directors receive:

●	an annual fee of $132,000;

●	additional annual fees of $50,000 to the chairman of the board, $50,000 to the chairman of the audit and risk committee and $30,000 to the chairmen of the compensation committee and safety and sustainability committee; and
●	additional annual fees of $25,000 to each member of the audit and risk committee and $20,000 to each member of the compensation committee and safety and sustainability committee (in each case other than the chairmen of such committees).

The aggregate annual fees paid to non-executive directors in 2021 was $974,134.

The board of directors may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For 2021, our executive officers were Paul Wogan, Achilleas Tasioulas and Paolo Enoizi. Compensation for our executive officers in 2021 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment, subject to the achievement of pre-established individual and Company performance objectives. Each participant’s target payout and the weightings assigned to the individual and Company performance objectives are dependent on the participant’s organization level. Company performance is measured against a number of key business indicators (KBI’s), multiplied by a Company Safety Factor, the results of which are overlaid with Board Discretion. Since 2021, the following KBIs are in place: a) Free Cash Flow per Share target (15.75%), b) Absolute Return on Invested Capital target (15.75%), c) Commercial Performance (22.5%), d) Operating Running Costs (18%), e) Vessel uptime (18%) and f) ESG Performance (10%).

The Company Safety factor is based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established which determine the level of pay-out. The Board may exercise discretion to increase an individual’s payment to no more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2021 pursuant to the MIP were determined based on the following weightings: Individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2021 was $3.1 million.

In addition, our executive officers received cash-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”. On April 1, 2021, we granted our executive officers an aggregate of $790,000 under the Plan. The cash-based incentive plan vests following the completion of a 3-year period (01.04.2021-31.03.2024), subject to the recipient’s continued service. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive cash-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards each year.

We did not set aside or accrue any amounts in the year ended December 31, 2021 to provide pension, retirement or similar benefits to our directors or executive officers.

C. Board Practices

Our board of directors consists of five members. In accordance with the Shareholders Agreement the board of directors shall consist of five directors, two to be appointed by BlackRock and three by certain existing shareholders including Blenheim Holdings and Olympic LNG (the “Existing Shareholders”). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement”.

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

Our board of directors meets regularly throughout the year. In 2021, the board met 14 times.

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Berner and Metherell with Mr. Metherell serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Metherell qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

●	the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;
●	assisting the board of directors in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management groups and our compliance with legal and regulatory requirements;
●	annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;
●	discussing with management and the independent auditors, and making recommendations to our board regarding the approval of, the annual audited financial statements and any periodic financial statements;
●	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;
●	discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;
●	meeting periodically and separately with management, our internal audit group and the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s responses;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	annually reviewing the adequacy of the audit and risk committee’s written charter;
●	periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;
●	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;
●	reporting regularly to the full board of directors; and
●	handling such other matters that are specifically delegated to the audit and risk committee by the board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Livanos, Berner and Papadimitriou, with Mr. Livanos serving as the committee chairman. The compensation committee is responsible for:

●	making recommendations to the full board of directors with respect to the compensation of directors, senior management and other managerial employees reporting to the CEO;
●	overseeing and making recommendations to the full board of directors with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and
●	handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Safety and Sustainability Committee

Our safety and sustainability committee consists of Messrs. Livanos, Metherell and Ruijs, with Mr. Livanos serving as the committee chairman. The safety and sustainability committee is responsible for:

●	overseeing and reviewing on an annual basis the Company’s key policies in relation to safety and sustainability (including those relating to operational risks);
●	overseeing and reviewing the development of the Company’s Environmental, Social and Governance (“ESG”) strategy;
●	reviewing the Company’s compliance with relevant legislation, regulation and recommendations for safety and sustainability in all operational areas;
●	ensuring the appropriate training is provided for employees in relation to safety and sustainability;
●	receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith; and
●	monitoring the integrity and effectiveness of the non-financial statements of the Company and any other formal communications relating to the Company’s performance in safety and sustainability.

Corporate Governance

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com.The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece.

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

D. Employees

As of December 31, 2021, we had 150 full-time employees and contractors based in our offices in Piraeus, London, New Jersey, Singapore. In addition to our shore-based employees and contractors, we had approximately 2,247 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through direct hire. As we take delivery of our newbuildings, we expect to recruit a significant number of additional seafarers qualified to staff and operate our new ships, as well as a small number of additional shore-based personnel. We intend to focus our seafarer hiring efforts in the Ukraine, the Philippines and Spain, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2021, our retention rate was 95.6% for senior seagoing officers, 96.8% for other seagoing officers and 95.6% for shore staff.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 7, 2022 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5.0% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 95,389,062 common shares outstanding as of March 7, 2022. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Shares
Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	41,460,198	43.5%
James C. Berner	—	—
Julian R. Metherell	*	*
Anthony S. Papadimitriou	—	—
Eduard Ruijs	—	—
Paul A. Wogan	—	—
Paolo Enoizi	—	—
Achilleas Tasioulas	—	—
Konstantinos Karathanos	—	—
All directors and officers as a group
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	11,164,904	11.7%
BlackRock(3)	42,763,960	44.8%
(1)	By virtue of common shares held (a) directly, (b) indirectly through Blenheim Holdings, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos and (d) by several entities of which Mr. Livanos and/or members of his family are beneficiaries and for which Mr. Livanos serves as an officer and/or a board member. Mr. Livanos disclaims beneficial ownership of the shares held by the entities referenced in (d). Mr. Livanos can effectively control the Company through direct and indirect ownership interests.
(2)	By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. A portion of the shares were acquired from the Company in a private placement in January 2014. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Onassis Foundation, and as a result may be deemed to have indirect beneficial ownership of the shares.
(3)	By virtue of common shares held indirectly through its wholly owned subsidiary, GEPIF III Crown BidCo L.P. acquired on June 6, 2021.
*	Less than 1.0%.

B. Related Party Transactions

Relationship with GasLog Partners

GasLog Partners was formed by us in January 2014 to acquire, own and operate LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE.

On November 10, 2020, the Partnership announced its intention to engage with an independent advisor to assess its strategic alternatives. After a comprehensive analysis of the Partnership’s corporate structure, assets, financial position, competitive environment and current and expected commercial market, it was concluded that:

●	The Partnership will maintain its current corporate structure with GasLog as its general partner;
●	The Partnership will continue to pursue an independent commercial and operational strategy of owning, operating, and acquiring LNG carriers; and
●	Strategy remains an ongoing focus of our board of directors and we are open to entertaining all value-enhancing options for the business as we continue to reduce debt and enhance liquidity.

The Partnership conducts its operations through its vessel-owning subsidiaries and as of March 7, 2022, had a wholly owned and bareboat fleet of 15 LNG carriers. As of March 7, 2022, we hold a 33.3% ownership interest in the Partnership and, as a result of our ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, we have the ability to control the Partnership’s affairs and policies.

Quarterly Cash Dividends

We are entitled to distributions on our general and limited partner interests in GasLog Partners. These interests consist of common units and general partner interests. Following a challenging number of years for capital markets in midstream energy, along with declining visibility in to the Partnership’s future financial performance exacerbated by the COVID-19 pandemic related uncertainty in the near term LNG and LNG shipping markets, the Partnership’s board of directors decided to reduce its quarterly cash distributions on common units to $0.01 per unit from the third quarter of 2020.

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

We received total distributions from GasLog Partners of $0.6 million in 2021.

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

LNG Carrier Purchase Options

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, GasLog Partners has the option to purchase from us any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel.

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

We will also indemnify GasLog Partners for liabilities related to:

●	certain defects in title to GasLog Partners’ initial fleet and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the Partnership’s IPO; and
●	certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold.

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

Notwithstanding these restrictions, Mr. Livanos is permitted to engage in the following activities:

●	passive ownership (a) of minority interests in any business that is not primarily engaged in owning, operating or managing LNG vessels or (b) constituting less than 5.0% of any publicly listed company; and
●	non-passive participation in a business that acquires an interest in the ownership, operation or management of LNG vessels, provided that as promptly as reasonably practicable either (A) the business enters into an agreement to dispose of such

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

As noted above, Mr. Livanos and Blenheim Holdings are permitted under the terms of the restrictive covenant agreement to dispose of our common shares in the following circumstances:

●	pursuant to any transfer by Blenheim Holdings to its shareholders (including any division of the ownership interests in Blenheim Holdings of Mr. Livanos), provided that the transferee or transferees agree to be bound by the share transfer restrictions of the restrictive covenant agreement;
●	pursuant to any private sale to a strategic investor in the Company, provided that the strategic investor agrees to be bound by the share transfer restrictions of the restrictive covenant agreement;
●	in connection with any sale or transfer that would result in a change in control of the Company, provided that such change in control has been approved by our board of directors; and
●	in transactions relating to shares acquired following the effective date of the restrictive covenant agreement.

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

Egypt LNG

We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of Shell. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2021 to December 31, 2021, we received a total of approximately $0.7 million in revenues from Egypt LNG in respect of our vessel management services.

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

In December 2020, GasLog and GasLog Partners reached agreement with Ceres Shipping Enterprises S.A. (“Ceres Shipping Enterprises”), an entity controlled by the Livanos family, to pay a fee of US$1.0M to Ceres Shipping Enterprises in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing of all GasLog and GasLog Partners bank debt maturities due in 2021. The US$1.0M fee was paid 60% by GasLog and 40% by GasLog Partners.

In February 2021, GasLog agreed with Ceres Shipping Enterprises that if GasLog proceeds with the refinancing of the 8.875% Senior Notes due 2022, Ceres Shipping Enterprises will receive a fee equal to 10% of the total fees paid by the Company to investment banks in the refinancing process. The fee payable to Ceres Shipping Enterprises will be in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing. The US$487,500 fee was paid in December 2021.

Merger Agreement

On February 22, 2021, we announced that GasLog had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that were not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share (the “Merger Consideration”).

GasLog announced on June 9, 2021, the completion of the Transaction with GEPIF following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021).

Trading in GasLog’s common shares on the NYSE, was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade in the NYSE.

Pursuant to the Rolling Shareholders Agreement (the “Rollover Agreement”), following the consummation of the Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, hold approximately 55.2% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 44.8%.

Shareholders’ Agreement

On June 9, 2021 following the consummation of the Transaction GEPIF, Blenheim Holdings, Blenheim Special, Olympic LNG and the Company entered into a Shareholders’ Agreement with respect to corporate governance and other matters of the Company and the Common Shares. The Shareholders’ Agreement details company board representation, board committees, quorum for board and committee meetings and how to manage conflicts of interest. In addition, the Shareholders’ Agreement covers restrictions on the transfer of common shares, rights of first offer and tag along rights, dividend policy, audit rights and tax matters. The Shareholders’ Agreement also lists matters that require the prior approval of the GEPIF and Blenheim Holdings. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

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

Preference Shares Dividend Requirements

Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.546875 per share on, January 4, 2021, April 1, 2021, July 1, 2021, October 1, 2021 and January 3, 2022. Our Preference Shares dividend payment obligations impact our future liquidity needs.

Preference Shares Dividend Policy

The declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. In addition, certain of our credit facilities impose limitations on our ability to pay dividends. When considering the declaration of our preference dividends our board of directors will make their determination based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay preference dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for a discussion of risks related to our ability to pay dividends.

Set out below is a table showing the dividends declared on our Preference Shares in 2017, 2018, 2019, 2020 and 2021.

	Year ended December 31,
	2017	2018	2019	2020	2021	Total

	(Expressed in millions of U.S. dollars)
Preference share dividend declared	$10.1	$10.1	$10.1	$10.1	$10.1	$50.5

B.   Significant Changes

See “Item 18. Financial Statements—Note 29. Subsequent Events” below.

ITEM 9.   THE OFFER AND LISTING

Trading on the NYSE

From our IPO in the United States in 2012 and through to our delisting in June 2021 our common shares were listed on the NYSE under the symbol “GLOG”.

Our Preference Shares have been trading on the NYSE under the symbol “GLOG PR A” since March 31, 2015.

ITEM 10.   ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2021, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 issued and outstanding Preference Shares.

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

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Of the Company’s 500 million authorised shares, 4.6 million have been designated 8.75% Series A Cumulative Redeemable Perpetual Preference Shares.

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

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by holders of 75% of the issued shares of the relevant class of shareholders as may be present in person or by proxy at a separate general meeting of the holders of the issued shares of the relevant class. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Subject to our Byelaws and the Shareholders’ Agreement, all transfer of common shares must be completed in accordance with Article III of the Shareholders’ Agreement. No transfer of shares is allowed prior to June 6, 2023 without the prior written consent of all the other common shareholders other than transfers to a permitted transferee of a shareholder (as defined in the Shareholders’ Agreement). Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. In addition, our board of directors may refuse to register the transfer of a share unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

We are required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10.0% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but an unintentional failure notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the Chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or at least five days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95.0% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is at least two shareholders present in person or proxy, one of which shall represent BlackRock and one Blenheim Holdings. General meetings can be convened at a location in or outside of Bermuda. Our bye-laws provide that our board of directors may, but is not required to, make arrangements permitting shareholders to participate in general meetings by such telephonic, electronic or other communications facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

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

Election and Removal of Directors

In accordance with the Shareholders Agreement the board of directors shall consist of five directors, two to be appointed by BlackRock and three by the Existing Shareholders.

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

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders including the approval of both BlackRock and Blenheim Holdings.

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

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75.0% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws and the Shareholders’ Agreement provide that a merger or an amalgamation must only be approved once the approval of both BlackRock and Blenheim Holdings has been obtained.

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

(b)

Form of Indemnification Agreement for the Company’s directors and certain officers; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(c)

Restrictive Covenant Agreement among GasLog Ltd., Peter G. Livanos and Blenheim Holdings Ltd., dated April 4, 2012; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreement”.

(d)	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plans”.
(e)

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(f)

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(g)

Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(h)

Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(i)

Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(j)

Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(k)

Facility Agreement dated June 25, 2019, relating to $130,000,000 Term Loan Facility among GasLog Hellas-1 Special Maritime Enterprise as Borrower, ABN Amro Bank N.V. and Oversea-Chinese Banking Corporation Limited as mandated lead arrangers and ABN Amro Bank N.V. as agent and the security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(l)

Form of Corporate Guarantee between GasLog Ltd. and ABN Amro Bank N.V. (provided in respect of the GasLog Warsaw Facility, dated June 25, 2019); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(m)

Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers, GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(n)

Facility Agreement dated July 16, 2020, relating to $576,887,500 loan facility among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-eighteen Ltd. as borrowers, ABN Amro Bank N.V., Citigroup Global Markets Limited, Nordea Bank ABP, Filial I Norge and HSBC Bank PLC as mandated lead arrangers and Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Australia Bank Limited as arrangers, with ABN Amro Bank N.V. as agent and security agent and ABN Amro Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABO, Filial I Norge as bookrunners, guaranteed by GasLog Ltd., GasLog Carriers, GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(o)

Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(p)

Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers;  please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(q)

Facility Agreement dated July 30, 2020, relating to a $96,800,000 loan facility among GAS-fifteen Ltd. as Borrower and National Bank of Greece S.A. as Arranger, Agent and Security Agent, guaranteed by GasLog Ltd. and GasLog Carriers; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

(r)

Agreement and Plan of Merger dated February 21, 2021 (and as subsequently amended on April 20, 2021) among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger Agreement”.

(s)

Rollover Agreement dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders, and the Shareholders Agreement attached as Exhibit A thereto; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement”.

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

E. Tax Considerations

Bermuda Tax Considerations

The following discussion summarizes the material Bermuda tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our shares. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance’s assurance, we can give no assurance that we will not be subject to any Bermuda tax after March 31, 2035.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares or Preference Shares. For purposes of this tax discussion, “we” or “our” refer to GasLog Ltd.

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

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States (such 50% being “U.S. Source International Transportation Income”). The other 50% of the income described in the first sentence of this paragraph would not be subject to U.S. income tax. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

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

We do not expect to qualify for the statutory tax exemption for the year of 2021 or for future years. For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below).

For 2021, our U.S. source gross transportation tax for the wholly owned subsidiaries of GasLog, was $3.3 million. In addition, our U.S. source gross transportation income in future years that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rate of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant tax year, and (ii) the excess of such U.S. holder’s modified adjusted gross income for the tax year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares or Preference Shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares or Preference Shares.

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

Taxation of U.S. Holders Making a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our tax year that ends with or within your tax year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above under “U.S. Federal Income Taxation of U.S. Holders—Distributions on Our Common Shares and Preference Shares”). Your adjusted tax basis in our common shares or Preference Shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares or Preference Shares and would not be taxed again once distributed. You generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares or Preference Shares. Even if you make a QEF Election for one of our tax years, if we were a PFIC for a prior tax year during which you held our common shares or Preference Shares and for which you did not make a timely QEF Election, you would also be subject to a more adverse regime described below under “—Taxation of U.S. Holders That Make No Election”.

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

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any tax year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (i) any excess distribution (that is, the portion of any distributions received by you on our common shares or Preference Shares in a tax year in excess of 125% of the average annual distributions received by you in the three preceding tax years, or, if shorter, your holding period for our common shares or Preference Shares) and (ii) any gain realized on the sale, exchange or other disposition of our common shares or Preference Shares. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares or Preference Shares;
(ii)	the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF Election or a “mark-to-market” election would be taxed as ordinary income; and
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

Tax Return Disclosure

U.S. individuals who hold certain “specified foreign financial assets” (which include shares in a foreign corporation) with values in excess of certain dollar thresholds are subject to U.S. return disclosure obligations (and related penalties for failure to disclose).

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021.

Based on our evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal controls over financial reporting are designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

Following the delisting of our common shares from the NYSE in June 2021, an attestation report of our registered public accounting firm is not required.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.   [RESERVED]

ITEM 16.A.   AUDIT COMMITTEE FINANCIAL EXPERT

Julian R. Metherell, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that Mr. Metherell meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.   CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2021.

We have also adopted a Trading Policy that generally prohibits directors, officers, employees, controlling shareholders and their respective related parties (“Covered Persons”) from trading in securities of the Company while in possession of material non-public information regarding the Company, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with GasLog. The Trading Policy also imposes certain pre-clearance requirements and quarterly blackout periods. In addition, among other things, the Trading Policy generally prohibits Covered Persons from (i) trading in equity securities of the Company on a short-term basis, (ii) purchasing securities of the Company on margin, (iii) purchasing or selling derivatives related to securities of the Company (except for certain “permitted hedging derivatives”, which the Trading Policy defines as any derivative transaction to (x) hedge a position in Company securities held by the relevant Covered Person for more than 12 months, (y) with respect to the number of Company securities less than or equal to the amount such Covered Person could sell at such time in compliance with Rule 144 under the Securities Act of 1933, as amended, and (z) otherwise in compliance with the terms of the Trading Policy) and (iv) selling Company securities short (other than short sales effected by an independent financial institution that is party to a permitted hedging derivative, in accordance with its own standard practices and procedures, for the purpose of hedging its own position as a party to, or facilitating the entry by a Covered Person into, such permitted hedging derivative).

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2021.

Deloitte LLP, (PCAOB ID No. 1147), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2020.

The chart below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) and Deloitte LLP (PCAOB ID No. 1147) for services performed in 2020 and 2021, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2020	2021

	(Expressed in
	millions of
	U.S. Dollars)
Audit fees	$1.7	$1.0
Total fees	$1.7	$1.0

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

Included in the audit fees for 2020 are fees of $0.2 million related to equity and bond related transactions in 2020. Included in the audit fees for 2021 are fees of $0.1 million related to equity and bond related transactions in 2021.

Tax Fees

No tax fees were billed by our principal accountant in 2020 and 2021.

Audit-Related Fees

No audit-related fees were billed by our principal accountant in 2020 and 2021.

All Other Fees

No other fees were billed by our principal accountant in 2020 and 2021.

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

ITEM 16.D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our preference shares by our affiliated purchasers for the period ended December 31, 2021.

Total
			Number of	Maximum
			Shares	Number of
			Purchased	Shares that
			as Part of	May Yet Be
	Total		Publicly	Purchased
	Number of	Average	Announced	Under the
	Shares	Price Paid	Plans or	Plans or
Period	Purchased	per Share ($)	Programs	Programs
November 2021(1)	28,813	$22.25	—	—
December 2021(1)	52,903	$25.46	—	—
Total	81,716		—	—
(1)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions.

ITEM 16.F.   CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Deloitte LLP served as our independent auditor for the fiscal years ended 2020 and 2019.

As previously reported on our Form 6-K filed with the SEC on March 22, 2021, in March 2021, our audit committee and board of directors, respectively, approved the engagement of Deloitte Certified Public Accountants S.A. to audit our financial statements for the fiscal year ended December 31, 2021.

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

ITEM 16.H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-71 included herein by reference.

ITEM 19.   EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(10)
1.2	Bye-laws of GasLog Ltd.(10)
2.2	Description of Registered Securities
4.3

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.(1)

4.4	Form of Indemnification Agreement for the Company’s directors and certain officers(4)
4.5	Form of Restrictive Covenant Agreement(1)
4.6	GasLog Ltd. 2013 Omnibus Incentive Compensation Plan(3)
4.7

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers(4)*

4.8

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent.(4)*

4.9	Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016).(4)
4.10	Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Senior Facility Agreement, dated February 18, 2016).(4)
4.11

Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent.(5)*

4.12

Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.(6)*

4.13

Facility Agreement dated June 25, 2019, relating to $130,000,000 Term Loan Facility among GasLog Hellas-1 Special Maritime Enterprise as Borrower, ABN Amro Bank N.V. and Oversea-Chinese Banking Corporation Limited as mandated lead arrangers and ABN Amro Bank N.V. as agent and the security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”**

4.14

Form of Corporate Guarantee between GasLog Ltd. and ABN Amro Bank N.V. (provided in respect of the GasLog Warsaw Facility, dated June 25, 2019); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”**

4.15

Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers, GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”(8)**

4.16

Facility Agreement dated July 16, 2020, relating to $576,887,500 loan facility among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-eighteen Ltd. as borrowers, ABN Amro Bank N.V., Citigroup Global Markets Limited, Nordea Bank ABP, Filial I Norge and HSBC Bank PLC as mandated lead arrangers and Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Australia Bank Limited as arrangers, with ABN Amro Bank N.V. as agent and security agent and ABN Amro Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABO, Filial I Norge as bookrunners, guaranteed by GasLog Ltd., GasLog Carriers, GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” **(8)

4.17

Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” **(9)

4.18

Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” **(9)

4.19

Facility Agreement dated July 30, 2020, relating to a $96,800,000 loan facility among GAS-fifteen Ltd. as Borrower and National Bank of Greece S.A. as Arranger, Agent and Security Agent, guaranteed by GasLog Ltd. and GasLog Carriers; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”. **(11)

4.20

Agreement and Plan of Merger dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger Agreement”(10)

4.21

Rollover Agreement dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger Agreement”(10)

8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	GasLog Ltd. Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte LLP
23.2	Consent of Deloitte Certified Public Accountants S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form F-1 (File No. 333-179034), declared effective by the SEC on March 29, 2012, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on May 24, 2013, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016, and hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 26, 2019, and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on June 24, 2019, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.
(9)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.
(10)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on March 3, 2021, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 20-F (File No. 001-35466), filed with the SEC on March 5, 2021, and hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.
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

Dated: March 9, 2022

GASLOG LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GasLog Ltd. and subsidiaries (the "Company") as of December 31, 2021, the related consolidated statement of profit or loss, comprehensive income or loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, before the effects of the adjustments to retrospectively apply the change in accounting policy discussed in Note 2 to the financial statements, were audited by other auditors whose report, dated March 5, 2021, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2020 and 2019 financial statements to retrospectively apply the change in accounting policy for the reclassification of interest paid and movements of cash collaterals for swaps in 2021, as discussed in Note 2 to the financial statements. Our procedures included (1) obtaining the Company's restated analysis, prepared by management, of the retrospective adjustments for cash flow reclassification of interest paid and movements of cash collaterals for swaps and comparing the retrospectively adjusted amounts per the 2020 and 2019 cash flow to the previously reported amounts on previously issued financial statements for such year or to the Company's supporting documentation; (2) comparing the amounts of the retrospective adjustments of cash flow to the Company's underlying analysis; and (3) testing the mathematical accuracy of the restated analysis of the retrospective adjustments. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2020 and 2019 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2020 and 2019 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Tangible fixed assets - Impairment of vessels - Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The carrying value of vessels as of December 31, 2021, was $4,972.28 million, net of an impairment loss of $142.69 million recognized in 2021

The Company's vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel for which impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use and compares it to the carrying value. The Company assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which is charter rates for non-contracted revenue days and discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

At each reporting date, the Company reassesses its impairment assumptions and revises them as appropriate. In its impairment assessment during 2021, the Company revised its impairment assessment for its Steam vessels by comparing each vessel's value in use applying the "expected cash flow" approach instead of the single most likely cash flow ("traditional approach"). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for the Company's Steam vessels. As of December 31, 2021, the Company's management established its expectations for recovering each Steam vessel's carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management's established strategic goals and tactical objectives with respect to vessels' operation and residual value risk management. In both scenarios, expected future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

In addition to the above, the Company revised certain assumptions for charter rates for the period up to December 31, 2022 and from 2023 up to the end of the Steam vessels useful life and its assumptions for the discount rate. For Steam vessels, management's assumptions for charter rates for non-contracted revenue days decreased from an average of $40 thousand per day to $35 thousand per day compared to 2020, and management's average discount rate assumption increased to 7.52%, resulting in an impairment loss of $125.84 million recognized on all of the Company's Steam vessels during 2021. For all other vessels no impairment indicators were identified as of December 31, 2021 and therefore no impairment was recognized for these remaining vessels.

We identified impairment of vessels as a critical audit matter because of the significant judgments made by management to estimate the discount rate, the charter rates for non-contracted revenue days and probabilities scenarios which are particularly subjective as they involve assumptions about the LNG shipping market through the end of the useful lives of the vessels, and due to the sensitivity of the value in use calculations to management's assumptions. Performing audit procedures to evaluate the reasonableness of management's estimates of charter rates for non-contracted revenue days and the discount rate required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the charter rate assumption for non-contracted revenue days used by management to estimate the recoverable amount of vessels included the following:

-We tested the controls over management's estimation of the recoverable amount of vessels for which impairment indicators were identified, including controls over the assumption for the charter rate for non-contracted revenue days and the discount rate.

-With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including: management's estimation method; testing the source information underlying the determination of the discount rate; the mathematical accuracy of the discount rate calculation; and developing a range of independent estimates and comparing those to the discount rate selected by management.

-We assessed the Company's use of the expected cash flow approach by obtaining evidence supporting its appropriateness.

-We evaluated the reasonableness of charter rates for non-contracted revenue days up to December 31, 2022 by comparing management's assumptions for Steam vessels to market data and considered actual time charters agreed with charterers for similar vessels.

-We evaluated the reasonableness of management's charter rate assumptions from January 1, 2023 through the end of each vessel's useful life, for which very limited observable market data is available, by evaluating management's rationale and evidence for these assumptions, as follows:

-We re-assessed the rationale and evidence for the estimated long run costs of building and financing newbuild LNG vessels and the differential between the longer-term charter rates for Steam vessels assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.

-We compared them with management's assumptions for the period up to December 31, 2022 for which market data was available and assessed the reasonableness of the changes in management's charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.

-We considered new evidence arising between Q4 2020 and Q4 2021 in our evaluation of management's assumption that the long term charter rate for the Steam vessels has changed since the prior year.

-We also considered other relevant evidence, including shipbrokers' estimates of market values of Steam vessels that were lower than management's estimates of values in use as of December 31, 2021.

-We tested the mathematical accuracy of management's value in use calculations and agreed the inputs to the source information and underlying assumptions used by management.

-We assessed the sensitivity disclosures in Note 6 based on our own sensitivity analysis and checked management's calculations of those sensitivities.

-We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 9, 2022

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statement of financial position of GasLog Ltd. and subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements") (the 2020 financial statements before the effects of the retrospective adjustments discussed in Note 2 to the financial statements are not presented herein). In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, and accordingly we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

/s/ Deloitte LLP

London, United Kingdom

March 5, 2021

We began serving as the Company's auditor in 2014. In 2021 we became the predecessor auditor.

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position

As of December 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2020	December 31, 2021
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	21,759	23,508
Deferred financing costs		5,150	5,564
Other non-current assets	10	12,463	4,866
Derivative financial instruments, non-current portion	26	5,561	1,913
Tangible fixed assets	6	5,028,509	5,002,829
Vessels under construction	6	132,839	22,939
Right-of-use assets	7	203,437	363,035
Total non-current assets		5,419,229	5,434,165
Current assets
Trade and other receivables	9	36,223	28,595
Dividends receivable and other amounts due from related parties	21	1,259	18
Derivative financial instruments, current portion	26	534	596
Inventories		7,564	8,327
Prepayments and other current assets	10	24,685	5,798
Cash and cash equivalents	8	367,269	282,246
Total current assets		437,534	325,580
Total assets		5,856,763	5,759,745
Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	954	954
Contributed surplus	11	759,822	692,536
Reserves	12	18,667	15,322
Treasury shares	11	(1,340)	—
Accumulated deficit		(132,780)	(65,117)
Equity attributable to owners of the Group		645,369	643,741
Non-controlling interests	4	951,768	924,630
Total equity		1,597,137	1,568,371
Current liabilities
Trade accounts payable		25,046	15,892
Ship management creditors	8	397	119
Amounts due to related parties	21	164	27
Derivative financial instruments, current portion	26	35,415	25,518
Other payables and accruals	14	143,057	153,501
Borrowings, current portion	13	245,626	553,161
Lease liabilities, current portion	7	9,644	30,905
Total current liabilities		459,349	779,123
Non-current liabilities
Derivative financial instruments, non-current portion	26	78,440	28,694
Borrowings, non-current portion	13	3,527,595	3,105,059
Lease liabilities, non-current portion	7	186,526	271,945
Other non-current liabilities		7,716	6,553
Total non-current liabilities		3,800,277	3,412,251
Total equity and liabilities		5,856,763	5,759,745

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2019	2020	2021
Revenues	18	668,637	674,089	809,577
Net pool allocation	18	(4,264)	—	—
Voyage expenses and commissions	16	(23,772)	(21,883)	(19,430)
Vessel operating and supervision costs	15	(139,662)	(148,235)	(166,432)
Depreciation	6,7	(168,041)	(177,213)	(202,953)
Impairment loss	6	(162,149)	(28,627)	(153,669)
Loss on disposal of non-current assets	6	—	(572)	(1,100)
General and administrative expenses	17	(47,385)	(47,249)	(43,313)
Profit from operations		123,364	250,310	222,680
Financial costs	19	(190,481)	(165,281)	(166,955)
Financial income	19	5,318	726	142
(Loss)/gain on derivatives	26	(55,441)	(84,658)	22,680
Share of profit of associates	5	1,627	2,192	1,969
Total other expenses, net		(238,977)	(247,021)	(142,164)
(Loss)/profit for the year		(115,613)	3,289	80,516
Attributable to:
Owners of the Group		(100,661)	(44,948)	67,663
Non-controlling interests		(14,952)	48,237	12,853
		(115,613)	3,289	80,516

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income or loss

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	Note	2019	2020	2021
(Loss)/profit for the year		(115,613)	3,289	80,516
Other comprehensive loss:
Items that may not be reclassified subsequently to profit or loss:
Actuarial gain		—	57	—
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	26	(2,933)	(750)	(161)
Recycled loss of cash flow hedges reclassified to profit or loss	26	697	—	—
Other comprehensive loss for the year		(2,236)	(693)	(161)
Total comprehensive (loss)/income for the year		(117,849)	2,596	80,355
Attributable to:
Owners of the Group		(102,897)	(45,641)	67,502
Non-controlling interests		(14,952)	48,237	12,853
		(117,849)	2,596	80,355

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

						Retained		Non -
	Share	Preference	Contributed		Treasury	earnings/	Attributable	controlling
	capital	shares	surplus	Reserves	shares	(Accumulated	to owners of	interests
	(Note 11)	(Note 11)	(Note 11)	(Note 12)	(Note 11)	deficit)	the Group	(Note 4)	Total
Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122
Opening adjustment(1)	—	—	—	—	—	215	215	128	343
Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465
Other equity related costs	—	—	(595)	—	—	—	(595)	(22)	(617)
Dividend paid (common and preference shares) (Note 12)	—	—	(89,310)	—	—	—	(89,310)	(104,126)	(193,436)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	4,794	—	—	4,794	—	4,794
Settlement of share-based compensation	—	—	—	(4,721)	4,859	—	138	—	138
Treasury shares, net or GasLog Partners’ common units	—	—	—	—	(3,752)	—	(3,752)	(22,890)	(26,642)
Loss for the year	—	—	—	—	—	(100,661)	(100,661)	(14,952)	(115,613)
Other comprehensive loss for the year	—	—	—	(2,236)	—	—	(2,236)	—	(2,236)
Total comprehensive loss for the year	—	—	—	(2,236)	—	(100,661)	(102,897)	(14,952)	(117,849)
Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Proceeds from private placement, net of offering costs (Note 11)	144	—	34,849	—	—	—	34,993	—	34,993
Equity offering costs	—	—	—	—	—	—	—	(132)	(132)
Dividend declared (common and preference shares) (Note 12)	—	—	(35,698)	—	—	—	(35,698)	(56,859)	(92,557)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	5,385	—	—	5,385	—	5,385
Settlement of share-based compensation	—	—	—	(2,824)	2,819	—	(5)	—	(5)
Treasury shares, net or GasLog Partners’ common units	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the year	—	—	—	—	—	(44,948)	(44,948)	48,237	3,289
Other comprehensive loss for the year	—	—	—	(693)	—	—	(693)	—	(693)
Total comprehensive (loss)/income for the year	—	—	—	(693)	—	(44,948)	(45,641)	48,237	2,596
Balance as of December 31, 2020	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137
Net proceeds from GasLog Partners’ public offerings of common units (Note 4)	—	—	—	—	—	—	—	9,633	9,633
Repurchases of GasLog Partners' preference units (Note 4)	—	—	—	—	—	—	—	(18,388)	(18,388)
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	(67,286)	—	—	—	(67,286)	(31,236)	(98,522)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	3,351	—	—	3,351	—	3,351
Settlement of share-based compensation	—	—	—	(6,535)	1,340	—	(5,195)	—	(5,195)
Profit for the year	—	—	—	—	—	67,663	67,663	12,853	80,516
Other comprehensive loss for the year	—	—	—	(161)	—	—	(161)	—	(161)
Total comprehensive (loss)/income for the year	—	—	—	(161)	—	67,663	67,502	12,853	80,355
Balance as of December 31, 2021	954	46	692,536	15,322	—	(65,117)	643,741	924,630	1,568,371
(1)	Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2019	2020	2021
		(restated)(1)	(restated)(1)
Cash flows from operating activities:
(Loss)/profit for the year		(115,613)	3,289	80,516
Adjustments for:
Depreciation		168,041	177,213	202,953
Impairment loss	6	162,149	28,627	153,669
Loss on disposal of non-current assets	6	—	572	1,100
Share of profit of associates	5	(1,627)	(2,192)	(1,969)
Financial income	19	(5,318)	(726)	(142)
Financial costs	19	190,481	165,281	166,955
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	26	51,734	85,222	(23,817)
Realized foreign exchange losses		773	—	—
Non-cash defined benefit obligations		—	57	—
Share-based compensation		5,447	5,849	3,448
		456,067	463,192	582,713
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables including related parties, net		27,609	(11,361)	7,482
Decrease/(increase) in prepayments and other assets		205	(4,239)	3,205
(Increase)/decrease in inventories		(419)	607	(762)
Decrease/(increase) in other non-current assets		542	(3,666)	801
Increase/(decrease) in other non-current liabilities		864	375	(1,497)
Increase in accounts payable and other current liabilities		22,557	14,574	165
Net cash provided by operating activities		507,425	459,482	592,107
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(479,618)	(732,385)	(506,641)
Proceeds from disposal of tangible fixed assets		—	2,322	—
Proceeds from sale and leaseback, net of commissions	7	—	—	242,979
Return of capital expenditures		10,451	—	—
Other investments	5	(158)	(472)	(230)
Payments for right-of-use assets		(935)	(5,803)	—
Dividends received from associate	5, 21	1,313	1,725	1,700
Purchase of short-term investments		(82,500)	—	(2,500)
Maturity of short-term investments		103,000	4,500	2,500
Increase in restricted cash		—	(300)	—
Financial income received		5,469	844	142
Net cash used in investing activities		(442,978)	(729,569)	(262,050)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2019	2020	2021
		(restated)(1)	(restated)(1)
Cash flows from financing activities:
Proceeds from loans and bonds		905,730	2,138,035	471,867
Loan and bond repayments		(547,751)	(1,481,709)	(592,463)
Payment of loan and bond issuance costs		(25,912)	(35,795)	(13,437)
Loan issuance costs received		—	792	379
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)		—	—	10,000
Payment of equity raising costs		(1,670)	(1,153)	(347)
Proceeds from private placement		—	36,000	—
Payment for cross currency swaps’ (“CCSs”) termination/modification		(3,731)	(4,052)	—
Payment for bond repurchase at a premium		(46,721)	(1,937)	—
Payment for interest rate swaps termination		—	(31,662)	—
Proceeds from entering into interest rate swaps		—	31,622	—
Interest paid		(167,782)	(169,284)	(172,772)
Loan/bond modification costs related to the Transaction (as defined in Note 1)		—	—	(15,718)
Payment of cash collaterals for swaps		(80,130)	(96,314)	(9,080)
Release of cash collaterals for swaps		57,910	95,067	31,557
Purchase of treasury shares or GasLog Partners’ common and preference units		(26,642)	(2,996)	(18,388)
Proceeds from stock options’ exercise		149	—	—
Dividends paid		(193,436)	(90,041)	(91,499)
Payments for lease liabilities	7, 27	(9,950)	(11,150)	(14,843)
Net cash (used in)/provided by financing activities		(139,936)	375,423	(414,744)
Effects of exchange rate changes on cash and cash equivalents		(3,358)	(1,814)	(336)
(Decrease)/increase in cash and cash equivalents		(78,847)	103,522	(85,023)
Cash and cash equivalents, beginning of the year		342,594	263,747	367,269
Cash and cash equivalents, end of the year		263,747	367,269	282,246
Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year		18,976	15,273	11,837
Capital expenditures included in liabilities at the end of the year – Right-of-use assets		173	169	169
Equity raising costs included in liabilities at the end of the year		14	—	20
Loan issuance costs included in liabilities at the end of the year	27	1,317	320	23
Dividend declared included in liabilities at the end of the year		—	2,516	9,539
Liabilities related to leases at the end of the year	27	228	3	—
Non-cash prepayment of lease payments	7	—	—	55,374

(1)Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for swaps (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2020 and 2021

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

On February 21, 2021, GasLog entered into an agreement and plan of merger (the ''Merger Agreement'') with BlackRock's Global Energy & Power Infrastructure Team (collectively, ''GEPIF''), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the ''Transaction''). On June 4, 2021, the special general meeting of shareholders (the "Special Meeting") was held, and shareholders approved (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement. Trading in GasLog's common shares on the New York Stock Exchange ("NYSE") was suspended and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog's 8.75% Series A Cumulative Redeemable Perpetual Preference Shares ("Preference Shares") remain outstanding and continue to trade in the NYSE under the ticker symbol "GLOG PR A".

Following the consummation of the Transaction on June 9, 2021, the Company, Blenheim Holdings Ltd., Blenheim Special Investments Holding Ltd. and Olympic LNG Investments Ltd. (collectively, the "Rolling Shareholders") and GEPIF entered into a shareholders' agreement with respect to the governance of the Company (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, the board of directors of the Company were reduced to five persons, and the Rolling Shareholders that are party to the Shareholders' Agreement will appoint a majority of the Company's board of directors in accordance with the terms of the Shareholders' Agreement. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders' Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

On May 12, 2014, GasLog Partners LP ("GasLog Partners" or the "Partnership"), a subsidiary of GasLog, completed its initial public offering (the "GasLog Partners' IPO") with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in net proceeds of $186,029 and representing a 48.2% ownership interest. Concurrently with the GasLog Partners' IPO, the Partnership acquired from GasLog a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the "general partner"), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and(iii) $65,695 of cash consideration paid directly to GasLog from the GasLog Partners' IPO proceeds.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

As of December 31, 2021, GasLog holds a 33.3% ownership interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2021, the Group's structure is as follows:

				Cargo
	Place of	Date of		capacity Cubic
Name	incorporation	incorporation	Principal activities	meters (“cbm”)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-Two Panama S.A.	Panama	November 2020	Dormant	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Right-of-use asset company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Right-of-use asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	GasLog Windsor	April 2020
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant (1)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Westminster	July 2020
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Wales	May 2020
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	GasLog Georgetown	November 2020
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	GasLog Galveston	January 4, 2021
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	GasLog Wellington	June 15, 2021
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	GasLog Winchester	August 24, 2021
GAS-thirty six Ltd. (3)	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd. (3)	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty eight Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2532	Q3 2024(2)
GAS-thirty nine Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2533	Q3 2024(2)
GAS-forty Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2534	Q3 2025(2)
GAS-forty one Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2535	Q4 2025(2)
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw (1)	July 2019
33.3% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—
(1)	In June 2019, the newbuilding GasLog Warsaw, delivered on July 31, 2019, was transferred from GAS-twenty nine Ltd. to the subsidiary GasLog Hellas-1 Special Maritime Enterprise.
(2)	For newbuildings, expected delivery quarters as of December 31, 2021 are presented.
(3)	On January 7, 2022, GAS-thirty six Ltd. was renamed to GAS-FFA Trading Ltd. and GAS-thirty seven Ltd. was renamed to GAS-FFA Partnership Trading Ltd.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

On October 26, 2021, GasLog Partners and GasLog completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of China Development Bank Financial Leasing Co., Ltd. ("CDBL"). The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation.

All entities in the Group have a December 31st year end. During 2021, the Group employed an average of 159 employees (2020: 176 and 2019: 163).

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the "IASB").

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

Going concern

In considering going concern management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2021, the Group's current assets totaled $325,580, while current liabilities totaled $779,123, resulting in a negative working capital position of $453,543. Current liabilities include $315,000 relating to the 8.875% senior unsecured notes due in 2022 (the "8.875% Senior Notes"), that mature on March 22, 2022 and which we have successfully refinanced with the Note Purchase Agreement defined in Note 13, and $69,768 of unearned revenue in relation to hires received in advance of December 31, 2021 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Management anticipates that our primary sources of funds over the next twelve months will be available cash, cash from operations, existing and new borrowings, the refinancing of the 8.875% Senior Notes we concluded in September 2021 and future sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On March 9, 2022, the financial statements were authorized on behalf of GasLog's board of directors for issuance and filing.

The principal accounting policies are set out below.

Until December 31, 2020, interest paid and movements of cash collaterals for swaps were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collateral related to the Group’s swaps under cash used in financing activities. Management believes that the revised classification provides a more comprehensive view on the cost of financing the Group’s operations and it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

	Year ended December 31, 2019
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	317,423	190,002	507,425
Net cash used in investing activities	(442,978)	—	(442,978)
Net cash provided by/(used in) financing activities	50,066	(190,002)	(139,936)
Effects of exchange rate changes on cash and cash equivalents	(3,358)	—	(3,358)
Decrease in cash and cash equivalents	(78,847)	—	(78,847)

	Year ended December 31, 2020
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	288,951	170,531	459,482
Net cash used in investing activities	(729,569)	—	(729,569)
Net cash provided by financing activities	545,954	(170,531)	375,423
Effects of exchange rate changes on cash and cash equivalents	(1,814)	—	(1,814)
Increase in cash and cash equivalents	103,522	—	103,522

Basis of consolidation

The consolidated financial statements incorporate the financial statements of GasLog and entities controlled by GasLog (its subsidiaries). Control is achieved where GasLog:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

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

Leases

Lease income from operating leases of vessels where the Group is a lessor is recognized in the consolidated statement of profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under "Tangible fixed assets".

The Group is a lessee under vessel sale and leaseback arrangements and also leases various properties, vessel and office equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), initially measured using the index or rate as at the commencement date, (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group's incremental borrowing rate, which is the Group's current average borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. The right-of-use asset is depreciated over its useful life or over the shorter of its useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel or office equipment.

Deferral and presentation of government grants

Government grants relating to costs are deferred and recognized in the consolidated statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to income are included in

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

non-current liabilities as deferred income and are credited to the consolidated statement of profit or loss on a straight-line basis as costs are incurred over the duration of the specific project.

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

Pool revenues were recognized on a gross basis representing time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog contracts directly with charterers. Revenues were recognized on a monthly basis, when the vessel was made available and services were provided to the charterer during the period, the amount could be estimated reliably and collection of the related revenue was reasonably assured.

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

Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses should be recognized over the period of the contract to match the recognition of the respective hire revenues realized, and not at a certain point in time following the adoption of IFRS 15 Revenue from Contracts with Customers. All other voyage expenses and vessel operating costs are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers’ consumption included in voyage expenses represents mainly bunkers consumed during vessels’ unemployment and off-hire.

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

For the years ended December 31, 2019, 2020 and 2021

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

Non-current assets held for sale

Non-current assets (such as vessels) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets held for sale are presented separately from the other assets in the statement of financial position and are not depreciated or amortized while they are classified as held for sale.

Vessels under construction

Vessels under construction are presented at cost less identified impairment losses, if any. Costs include scheduled advance shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels.

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

For the years ended December 31, 2019, 2020 and 2021

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

For subsequent dry-dockings, actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in case of new vessels, and until the next dry-docking for secondhand vessels (which is performed within five years from the vessel’s last dry-docking).

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

The LNG vessels are also required to undergo an underwater survey in lieu of dry-docking ("intermediate survey") in order to meet certain classification requirements. The intermediate survey component is recognized after the first intermediate survey, which takes place between the first and the second dry-docking and is amortized over the period until the next dry-docking which is estimated to be two and a half years. The extent of the underwater inspection is to be sufficient to include all items which would normally be examined if the vessel was on dry-docking. If the intermediate survey reveals a damage or deterioration that requires further attention, the surveyor may require that the vessel be dry-docked earlier than scheduled in order to undertake a detailed survey and necessary repairs.

The expected useful lives of all long-lived assets are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years
Intermediate survey component	the period until the next dry-docking (i.e. 1-3 years)
Furniture, computer, software and other office equipment	3-5 years
Leasehold improvements	12 years (or remaining term of the lease)

Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

The useful lives of all assets and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in the consolidated statement of profit or loss in the period of the change and future periods.

Management estimates the residual value of its vessels to be equal to the product of their lightweight tonnage ("LWT") and an estimated scrap rate per LWT. Effective December 31, 2021, following management's annual reassessment, the estimated scrap rate per LWT was increased. This change in estimate is expected to decrease the future annual depreciation by $968. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Group might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

When assets are sold, they are derecognized and any gain or loss resulting from their disposal is included in the consolidated statement of profit or loss.

Impairment of tangible fixed assets, vessels under construction and right-of-use assets

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

Reimbursable capital expenditures

Costs eligible for capitalization that are contractually reimbursable by our charterers are recognized on a gross basis in the period incurred under "Vessels". Concurrently, an equal amount is deferred as a liability and amortized to the consolidated statement of profit or loss as revenue over the remaining tenure of the charter party agreement.

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

●	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

●	Restricted cash

Restricted cash comprises cash held that is not available for use by the Group including cash held in blocked accounts in order to comply with the covenants under the Group’s credit facilities and amounts held as guarantees as part of stand-by letters of credit.

●	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

●	Trade receivables

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

●	Borrowings

Borrowings are initially recognized at fair value (net of transaction costs). Borrowings are subsequently measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the consolidated statement of profit or loss over the term of the borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowings also include arrangements such as sale and leaseback transactions with an option or obligation to repurchase the asset. The Group continues to recognize the asset and a financial liability for the amount of the consideration received from the customer.

●	Derivative financial instruments

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

For the years ended December 31, 2019, 2020 and 2021

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

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income/loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income/loss and accumulated in equity are reclassified to the consolidated statement of profit or loss in the periods when the hedged item affects profit or loss, in the same line item as the recognized hedged item. Hedge accounting is discontinued when the Group terminates the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of profit or loss when the hedged item affects the consolidated statement of profit or loss. When a forecast transaction designated as the hedged item in a cash flow hedge is no longer expected to occur, the gain or loss accumulated in equity is recycled immediately to the consolidated statement of profit or loss.

In accordance with the transition provisions, in December 2019 the Group adopted the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which provide certain reliefs in connection with interest rate benchmark reform, retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate ("IBOR") reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. The reliefs will cease to apply when the uncertainty arising from interest rate benchmark reform is no longer present. The Group uses CCSs in order to hedge the Group's exposure to fluctuations deriving from its bonds (Note 26). The amendments permit continuation of hedge accounting even though there is uncertainty about the replacement of the floating interest rates included in its CCSs (Note 24).

●	Lease liabilities

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

Employee benefits

●	Short-term employee benefits

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Liabilities for wages and salaries that are expected to be settled wholly within 12 months after the end of the annual reporting period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current liabilities in the consolidated statement of financial position.

●	Long-term employee benefits

Long-term employee benefits are employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service that gives rise to the benefit. These obligations are classified as Long-term liabilities and are measured as the present value of expected future payments to be made with any unwind in the discount reflected in the consolidated statement of profit or loss.

●	Share-based compensation

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

If a grant of equity instruments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) (a) the Group shall account for the cancellation or settlement as an acceleration of vesting, and shall therefore recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period and (b) any payment made to the employee on the cancellation or settlement of the grant shall be accounted for as the repurchase of an equity interest, i.e. as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at the repurchase date. Any such excess shall be recognized as an expense.

●	Termination benefits

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

For the years ended December 31, 2019, 2020 and 2021

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

Classification of the non-controlling interests: The non-controlling interests in the Partnership comprise the portion of the Partnership's common units that are not directly or indirectly held by GasLog (35,930,599 units as of December 31, 2021). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership's board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Key sources of estimation uncertainty are as follows:

Impairment loss on vessels: The Group evaluates the carrying amounts of each of its vessels and vessels under construction to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any. With respect to vessels, their total carrying amount as of December 31, 2021, was $4,972,283 (December 31, 2020: $5,001,174). Recoverable amount is the higher of fair value less costs to sell and value in use. The Group’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

In assessing the fair value less cost to sell of the vessel, the Group obtains charter free market values for each vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Group’s lenders for determining compliance with the relevant covenants in its credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of the Group’s vessels, or prices that could be achieved if it were to sell them.

As of December 31, 2021, a number of negative indicators such as differences between the charter-free market values of the Group's Steam vessels, as estimated by ship brokers, and their respective carrying amounts, combined with reduced expectations of the rates at which the Group could expect to secure term employment for the remaining economic lives of the Steam vessels and

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, influenced management's strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the owned and bareboat TFDE fleet and the owned X-DF fleet as of December 31, 2021.

The Group performed an impairment assessment for the Steam vessels by comparing each vessel's value in use applying the "expected cash flow" approach, i.e. using all expectations about possible cash flows instead of the single most likely cash flow known as the "traditional approach". The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2021, the Group's management established its expectations for recovering each Steam vessel's carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management's established strategic goals and tactical objectives with respect to vessels' operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Group used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2021, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management's internal assessment of long-term charter rates achievable by each class of vessel.

More specifically, for vessels whose charters expire within the next twelve months, the estimated charter rates and utilization for the first year from the assessment date were based on the approved annual budget for the respective year, which was formed based on the anticipated market conditions for that period and the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than one-year time charter contracts.

For non-contracted periods starting on the second year for already expired charters or upon the expiration of the firm charter period of a vessel through the end of each vessel’s useful life, the estimated average time charter rates for Steam vessels were based on analysis of future supply and demand for LNG, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam vessels' charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels. The Group also considered estimated future time charter rates taking into account the significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel-efficient LNG carriers to the global fleet and the anticipated developments in terms of environmental regulations.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Group’s control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. The Group has assumed no inflation or any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel’s useful life, consistent with long-run historical evidence and industry expectations.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The Group used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as its expectations on future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Group’s depreciation policy. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry.

In the Group’s impairment assessment as of December 31, 2021, the rate used to discount future estimated cash flows to their present values was 7.5% (6.4% as of December 31, 2020). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for the six Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $125,839 was recognized in the year ended December 31, 2021 (Note 6).

In connection with the impairment testing of our vessels as of December 31, 2021, we performed a sensitivity analysis on the most difficult, subjective or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 6). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Group’s Steam vessels.

Adoption of new and revised IFRS

(a)	Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current year:

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendment is effective for annual periods beginning on or after January 1, 2021 and did not have a material impact on the Group’s consolidated financial statements.

All other IFRS standards and amendments that became effective in the current year are not relevant to the Group or are not material with respect to the Group’s financial statements.

(b)	Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the "settlement" of a liability, as the extinguishment of a liability with cash, other economic resources or an entity's own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group's financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help the users of

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Group’s financial statements.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed "GasLog LNG Services Ltd". As of December 31, 2021, the Group assessed the recoverable amount of goodwill and concluded that goodwill associated with the Group's vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on discounted future cash flows based on the financial budget approved by management for the year-ending December 31, 2022 and management forecasts until 2025.

The key assumptions used in the value-in-use calculations (2022 and beyond) are as follows:

(i)	Average inflation of 1.0% per annum based on historical data and performance;
(ii)	A pre-tax discount rate of 7.4% per annum based on cost of equity;
(iii)	Annual growth rate of 1.0%; and
(iv)	1 Euro (“EUR”) = USD 1.19 based on the 2022 budget.

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

On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the Partnership’s "at-the-market" common equity offering programme (" ATM Programme") to $250,000.

On April 1, 2019, GasLog Partners issued 49,850 common units in connection with the vesting of 24,925 Restricted Common Units (" RCUs") and 24,925 Performance Common Units (" PCUs") under its 2015 Long-Term Incentive Plan (the "GasLog Partners' Plan") at a price of $22.99 per unit.

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the incentive distribution rights (the "IDRs") in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units.

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

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019.

Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under the GasLog Partners' Plan.

On March 31, 2021, GasLog Partners entered into a Fourth Amended and Restated Equity Distribution Agreement to renew the ATM Programme. Under the ATM Programme, in the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total net proceeds, after deducting fees and other expenses, of $9,633. As of December 31, 2021, the unutilized portion of the ATM Programme was $116,351.

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 RCUs and 2,992 PCUs under the GasLog Partners' Plan.

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of IDRs in June 2019. After the conversion of the first two tranches of 415,000 Class B units to common units on July 1, 2020 and July 1, 2021, the remaining 1,660,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively.

Under the Partnership’s preference unit repurchase programme established in March 2021 and covering the period March 11, 2021 to March 31, 2023, GasLog Partners repurchased and cancelled a total of 464,429 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the ''Partnership’s Series B Preference Units'') and 269,549 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the ''Partnership’s Series C Preference Units'') at a weighted average price of $25.00 per preference unit for both Series. The aggregate amount paid during the period for repurchases of preference units was $18,388, including commissions.

Dividends declared attributable to non-controlling interests included in the consolidated statement of changes in equity represent cash distributions to holders of common and preference units.

In the year ended December 31, 2021, the board of directors of the Partnership approved and declared cash distributions of $1,373 and of $29,863 for the common units and preference units, respectively, held by non-controlling interests.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Following the IDRs' elimination, 98% of the available cash (after deducting the earnings attributable to preference unitholders) is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the Partnership's earnings from June 30, 2019 and onwards.

Allocation of GasLog Partners’ profit/(loss)	2020	2021
Partnership’s profit/(loss) attributable to:
Common unitholders	25,970	(23,486)
General partner	561	(482)
Preference unitholders	30,328	29,694
Total	56,859	5,726
Partnership’s profit/(loss) allocated to GasLog	8,622	(7,127)
Partnership’s profit allocated to non-controlling interests	48,237	12,853
Total	56,859	5,726

5. Investment in Associates and Joint Venture

The Group participates in the following associates and joint venture:

		% of
		ownership
	Country of	interest		Nature of	Measurement
Name	incorporation	2020	2021	relationship	method	Principal activity
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	20%	20%	Associate	Equity method	Service company
The Cool Pool Limited(3)	Marshall Islands	—	—	Joint venture	Equity method	Service company
(1)	Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.
(2)	Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure.
(3)	The Cool Pool Limited is the commercial manager of the Cool Pool acting as an agent (Note 1).

Investment in associates consist of the following:

	Associates
	2020	2021
As of January 1,	21,620	21,759
Additions	472	230
Share of profit of associates	2,192	1,969
Dividend declared	(2,525)	(450)
As of December 31,	21,759	23,508

The additions of $230 relate to the investment in Gastrade (December 31, 2020: $472). On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance (" O&M") services for the FSRU through an O&M agreement which was signed on February 23, 2018.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Summarized financial information in respect of the associates and the joint venture is set out below:

	Associates		Joint Venture
	2020	2021	2020	2021
Current
Total current assets	25,861	25,174	—	—
Total current liabilities	(18,393)	(18,670)	—	—
Non-current
Total non-current assets	98,926	91,069	—	—
Total non-current liabilities	(73,571)	(59,168)	—	—
Net assets	32,823	38,405	—	—
Group’s share	8,025	9,536	—	—
Effect from translation	(87)	151	—	—
Goodwill	13,821	13,821	—	—
Investment in associates and joint venture	21,759	23,508	—	—

	Associates			Joint Venture
	2019	2020	2021	2019	2020	2021
Revenues	26,294	27,807	28,234	121,434	—	—
Profit for the year	6,429	8,593	7,417	—	—	—
Total comprehensive income for the year	6,429	8,593	7,417	—	—	—
Group’s share in profit	1,627	2,192	1,969	—	—	—
Dividend declared	(3,510)	(10,100)	(1,800)	—	—	—
Group’s share in dividend	878	2,525	450	—	—	—

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

		Office
		property
		and other
		tangible	Total tangible	Vessels under
	Vessels	assets	fixed assets	construction
Cost
As of January 1, 2020	5,314,348	25,164	5,339,512	203,323
Additions	40,116	11,245	51,361	677,456
Disposals	—	(3,029)	(3,029)	—
Transfer from vessels under construction	747,940	—	747,940	(747,940)
Fully amortized fixed assets	(24,363)	—	(24,363)	—
As of December 31, 2020	6,078,041	33,380	6,111,421	132,839
Additions	16,337	3,839	20,176	483,029
Disposals	(396,271)	—	(396,271)	—
Transfer from vessels under construction	581,952	—	581,952	(581,952)
Fully amortized fixed assets	(14,512)	—	(14,512)	—
As of December 31, 2021	6,265,547	37,219	6,302,766	33,916
Accumulated depreciation
As of January 1, 2020	907,192	5,255	912,447	—
Depreciation	165,411	790	166,201	—
Impairment loss	28,627	—	28,627	—
Fully amortized fixed assets	(24,363)	—	(24,363)	—
As of December 31, 2020	1,076,867	6,045	1,082,912	—
Depreciation	185,035	628	185,663	—
Disposals	(96,818)	—	(96,818)	—
Impairment loss	142,692	—	142,692	10,977
Fully amortized fixed assets	(14,512)	—	(14,512)	—
As of December 31, 2021	1,293,264	6,673	1,299,937	10,977
Net book value
As of December 31, 2020	5,001,174	27,335	5,028,509	132,839
As of December 31, 2021	4,972,283	30,546	5,002,829	22,939

Vessels with an aggregate carrying amount of $4,972,283 as of December 31, 2021 (December 31, 2020: $5,001,174) have been pledged as collateral under the terms of the Group’s credit facilities (Note 13).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On October 26, 2021, GAS-three Ltd. and GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of CDBL (Note 7). During the year ended December 31, 2021, both vessels were initially remeasured at the lower of their carrying amount and fair value less costs to sell and a non-cash impairment loss of $16,853 was recorded for GasLog Salem and subsequently, upon sale, a loss of $1,100 arising from both sale and leaseback transactions was recorded in the consolidated statement of profit or loss.

As of December 31, 2021, a number of negative indicators such as differences between the charter-free market values of the Group’s Steam vessels, as estimated by ship brokers, and their respective carrying amounts, combined with reduced expectations of the rates at which the Group could expect to secure term employment for the remaining economic lives of the Steam vessels and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, influenced management’s strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, in accordance with the Group’s accounting policy (Note 2), with no impairment indicators identified with respect to the owned and bareboat TFDE fleet and the owned X-DF fleet as of December 31, 2021.

The recoverable amounts (values in use) for the five Steam vessels owned by the Partnership and the one Steam vessel owned by GasLog (in the table below) were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $125,839 was recognized in the consolidated statement of profit or loss in the year ended December 31, 2021.

	As of and for the year ended
	December 31, 2021
Vessel	Impairment loss	Recoverable amount
Methane Rita Andrea	(23,234)	67,697
Methane Jane Elizabeth	(22,573)	70,149
Methane Lydon Volney	(21,862)	72,684
Methane Alison Victoria	(20,118)	71,587
Methane Shirley Elisabeth	(16,869)	69,069
Methane Heather Sally	(21,183)	75,964
Total	(125,839)	427,150

As of December 31, 2021, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average long-term re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $35 per day ($40 per day as of December 31, 2020). Increasing/decreasing the average re-chartering rate used by $5 per day would decrease/increase the impairment loss by $50,070. The discount rate used for the Steam vessels was 7.5% (6.4% as of December 31, 2020). Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $9,798/($10,451), respectively.

Pursuant to the Group's last newbuilding delivery in August 2021, the amounts recognized under "Vessels under construction" mainly comprise construction costs for the purpose of converting one of its owned vessels into an FSRU, including costs of engineering studies and acquired long lead items that enabled the Group to participate in tenders for various FSRU projects. Towards the end of 2021, GasLog was selected to provide a vessel to be acquired by Gastrade after its conversion to an FSRU. As of December 31, 2021, the Group performed an impairment assessment of the historical costs by estimating their recoverable amount. As a result, an impairment loss of $10,977 was recognized for the Group's FSRU conversion costs recognized under "Vessels under construction", with respect to historical costs as of December 31, 2021, from which future economic benefits are no longer expected to flow to the Group.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

Related to the acquisition of six vessels from a subsidiary of Methane Services Limited ("MSL") in 2014 and another two vessels in 2015, the Group was committed to purchase depot spares from MSL with an aggregate initial value of $8,000 which had all been purchased and paid by June 2020.

In June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine which was included in Office property and other tangible assets to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle at a price of $2,457. The disposal resulted in a loss of $572.

In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to investments in certain of the Partnership’s and GasLog’s vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services Ltd. and one of the suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Group in respect of the aforementioned enhancements which were not timely delivered or in the correct contractual condition. In accordance with the terms of the interim agreement, $10,451 has been reimbursed to the Group with realized foreign exchange losses of $773 recorded in consolidated statement of profit or loss in the year ended December 31, 2019.

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

In August 2018, GAS-thirty three Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (174,000 cbm). The vessel (the GasLog Galveston) was delivered on January 4, 2021.

In December 2018, GAS-thirty four Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Wellington) was delivered on June 15, 2021.

In December 2018, GAS-thirty five Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel (the GasLog Winchester) was delivered on August 24, 2021.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Vessels under construction

As of December 31, 2021, GasLog has the following newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“Daewoo”):

	Date of	Estimated	Cargo Capacity
LNG Carrier	agreement	delivery	(Cbm)
Hull No. 2532	November 2021	Q3 2024	174,000
Hull No. 2533	November 2021	Q3 2024	174,000
Hull No. 2534	November 2021	Q3 2025	174,000
Hull No. 2535	November 2021	Q4 2025	174,000

The vessels under construction costs as of December 31, 2020 and 2021 are comprised of:

	As of
	December 31,
	2020	2021
Progress shipyard installments	99,068	—
Onsite supervision costs	1,701	—
Critical spare parts, equipment and other vessel delivery expenses	32,070	22,939
Total	132,839	22,939

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

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui & Co., Ltd. (“Mitsui”). Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog had a holiday period for the first 210 days, which expired on September 21, 2016. This leaseback meets the definition of a finance lease under IAS 17 Leases.

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd., and GasLog’s subsidiary, GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessels to third parties. The vessels were sold to CDBL for net proceeds of $242,979. GasLog leased back the vessels under bareboat charters from CDBL for a period of five years with no repurchase option or obligation. These sale and leasebacks meet the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $173,550 and a corresponding lease liability of $118,176.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Properties	Other	Total
As of January 1, 2020	200,032	1,857	4,550	56	206,495
Additions, net	5,799	833	1,255	67	7,954
Depreciation expense	(8,163)	(1,253)	(1,547)	(49)	(11,012)
As of December 31, 2020	197,668	1,437	4,258	74	203,437
Additions, net	173,542	1,426	1,961	(41)	176,888
Depreciation expense	(14,655)	(1,223)	(1,396)	(16)	(17,290)
As of December 31, 2021	356,555	1,640	4,823	17	363,035

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2020	2021
As of January 1,	204,930	196,170
Additions, net	2,155	121,520
Lease charge (Note 19)	9,921	10,269
Payments	(20,836)	(25,109)
As of December 31,	196,170	302,850
Lease liabilities, current portion	9,644	30,905
Lease liabilities, non-current portion	186,526	271,945
Total	196,170	302,850

An amount of $344 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2021 ($327 for the year ended December 31, 2020), which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

An amount of $23 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2021, which represents the lease expense incurred for short-term leases not included in the measurement of the right-of-use assets and lease liability.

An amount of $42,034 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2021, which represents the revenue from subleasing right-of-use assets.

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As of December 31,
	2020	2021
Current accounts	182,056	175,741
Time deposits (with original maturities of three months or less)	36,971	104,274
Ship management client accounts	397	119
Restricted cash	147,845	2,112
Total	367,269	282,246

Restricted cash as of December 31, 2021 represents cash provided for bank guarantees (Note 23). Restricted cash as of December 31, 2020 represents the cash in relation to the amount drawn for the delivery of the GasLog Galveston until her delivery from the shipyard on January 4, 2021 (Note 6).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

9. Trade and Other Receivables

Trade and other receivables consist of the following:

	As of December 31,
	2020	2021
Trade receivables	5,113	574
VAT receivable	1,139	922
Accrued income	16,818	10,426
Insurance claims	4,236	7,839
Other receivables	8,917	8,834
Total	36,223	28,595

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

As of December 31, 2020 and 2021 no allowance for expected credit losses was recorded.

10. Other Non-Current Assets

Other non-current assets consist of the following:

	As of
	December 31,
	2020	2021
Various guarantees	289	603
Other long-term assets	5,378	4,263
Cash collaterals on swaps	6,796	—
Total	12,463	4,866

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps being the difference between their fair value and an agreed threshold. An amount of $990 of cash collaterals has been included in Prepayments and other current assets (December 31, 2020: $16,671).

11. Share Capital and Preference Shares

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

As of December 31, 2021, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 Preference Shares issued and outstanding (December 31, 2020: 95,176,443 issued and outstanding common shares, par value $0.01 per share, 216,683 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
		Number of	Number of
	Number of	treasury	preference	Share	Preference	Contributed	Treasury
	common shares	shares	shares	capital	shares	surplus	shares
Outstanding as of January 1, 2019	80,861,246	131,880	4,600,000	810	46	850,576	(3,266)
Purchase of treasury shares	(212,111)	212,111	—	—	—	—	(3,752)
Treasury shares distributed for awards vested or exercised in the year	222,535	(222,535)	—	—	—	—	4,859
Equity raising fees	—	—	—	—	—	(595)	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(89,310)	—
Outstanding as of December 31, 2019	80,871,670	121,456	4,600,000	810	46	760,671	(2,159)
Purchase of treasury shares	(323,919)	323,919	—	—	—	—	(2,000)
Proceeds from private placement, net of offering costs	14,400,000	—	—	144	—	34,849	—
Treasury shares distributed for awards vested or exercised in the year	228,692	(228,692)	—	—	—	—	2,819
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(35,698)	—
Outstanding as of December 31, 2020	95,176,443	216,683	4,600,000	954	46	759,822	(1,340)
Treasury shares distributed for awards vested or exercised in the year	212,619	(212,619)	—	—	—	—	1,314
Treasury shares cancelled	—	(4,064)	—	—	—	—	26
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(67,286)	—
Outstanding as of December 31, 2021	95,389,062	—	4,600,000	954	46	692,536	—

The treasury shares were acquired by GasLog in 2014, 2018, 2019 and 2020 in relation to the settlement of share-based compensation awards (Note 22).

12. Reserves

The movements in reserves are reported in the following table:

			Share-based
		Employee	compensation	Total
	Hedging	benefits	reserve	reserves
Balance as of January 1, 2019	(836)	(156)	19,954	18,962
Effective portion of changes in fair value of cash flow hedges	(2,933)	—	—	(2,933)
Recycled loss of cash flow hedges reclassified to profit or loss	697	—	—	697
Share-based compensation, net of accrued dividend	—	—	4,794	4,794
Settlement of share-based compensation	—	—	(4,721)	(4,721)
Balance as of December 31, 2019	(3,072)	(156)	20,027	16,799
Effective portion of changes in fair value of cash flow hedges	(750)	—	—	(750)
Share-based compensation, net of accrued dividend	—	—	5,385	5,385
Settlement of share-based compensation	—	—	(2,824)	(2,824)
Actuarial gain	—	57	—	57
Balance as of December 31, 2020	(3,822)	(99)	22,588	18,667
Effective portion of changes in fair value of cash flow hedges	(161)	—	—	(161)
Share-based compensation, net of accrued dividend	—	—	3,351	3,351
Settlement of share-based compensation	—	—	(6,535)	(6,535)
Balance as of December 31, 2021	(3,983)	(99)	19,404	15,322

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Dividend distributions

GasLog’s dividend distributions for the years ended December 31, 2019, 2020 and 2021 are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 13, 2019	Common	$0.15	March 14, 2019	12,129
March 7, 2019	Preference	$0.546875	April 1, 2019	2,516
May 2, 2019	Common	$0.15	May 23, 2019	12,129
May 10, 2019	Preference	$0.546875	July 1, 2019	2,515
July 31, 2019	Common	$0.15	August 22, 2019	12,129
September 17, 2019	Preference	$0.546875	October 1, 2019	2,516
November 5, 2019	Common	$0.15	November 21, 2019	12,129
November 14, 2019	Preference	$0.546875	January 2, 2020	2,516
December 14, 2019	Common	$0.38	December 31, 2019	30,731
Total				89,310
February 5, 2020	Common	$0.15	March 12, 2020	12,082
March 12, 2020	Preference	$0.546875	April 1, 2020	2,516
May 6, 2020	Common	$0.05	May 28, 2020	4,035
May 14, 2020	Preference	$0.546875	July 1, 2020	2,516
August 4, 2020	Common	$0.05	August 27, 2020	4,758
September 16, 2020	Preference	$0.546875	October 1, 2020	2,516
November 9, 2020	Common	$0.05	November 30, 2020	4,759
December 9, 2020	Preference	$0.546875	January 4, 2021	2,516
Total				35,698
February 21, 2021	Common	$0.05	March 11, 2021	4,759
March 11, 2021	Preference	$0.546875	March 31, 2021	2,516
May 5, 2021	Common	$0.05	May 26, 2021	4,769
May 13, 2021	Preference	$0.546875	June 30, 2021	2,516
August 4, 2021	Common	$0.15	August 11, 2021	14,308
September 16, 2021	Preference	$0.546875	October 1, 2021	2,516
September 30, 2021	Common	$0.10	October 1, 2021	9,539
November 15, 2021	Preference	$0.546875	December 31, 2021	2,516
November 15, 2021	Common	$0.15	November 18, 2021	14,308
November 15, 2021	Common	$0.10	February 28, 2022	9,539
Total				67,286

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

13. Borrowings

An analysis of the borrowings is as follows:

	As of December 31,
	2020	2021
Amounts due within one year	258,262	565,503
Less: unamortized premium	—	144
Less: unamortized deferred loan/bond issuance costs	(12,636)	(12,486)
Borrowings, current portion	245,626	553,161
Amounts due after one year	3,583,447	3,152,426
Less: unamortized premium	797	—
Less: unamortized deferred loan/bond issuance costs	(56,649)	(47,367)
Borrowings, non-current portion	3,527,595	3,105,059
Total	3,773,221	3,658,220

Loans

Terminated facilities:

(a) Citibank N.A., Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V. (“ABN”), Skandinaviska Enskilda Banken AB (“SEB”) and BNP Paribas loan (Old Partnership Facility, as defined below)

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “Old Partnership Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provided for a single tranche that was drawn on November 18, 2014. The credit facility bore interest at USD London Interbank Offered Rate (“LIBOR”) plus a margin. In February 2019, the Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (refer to (b) in the Existing facilities section), in order to refinance such indebtedness. On March 6, 2019, the Partnership used $354,375 drawn down under the new facility to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Old Partnership Facility was terminated and the respective unamortized loan fees of $988 written-off to the consolidated statement of profit or loss.

(b) ABN AMRO Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V. (“ING”), London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited loan (Five Vessel Refinancing, as defined below)

On February 18, 2016, GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into a credit agreement to refinance the debt maturities that were scheduled to become due in 2016 and 2017 (the “Five Vessel Refinancing”). The Five Vessel Refinancing comprised a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche facility of up to $180,000. The vessels covered by the Five Vessel Refinancing were the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne and the GasLog-owned Methane Lydon Volney.

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The aggregate balance outstanding under the senior tranche as of December 31, 2019 was $289,709. Amounts drawn bore interest at LIBOR plus a margin.

On July 21, 2020, pursuant to the multiple credit agreements entered into by the Group to refinance its existing indebtedness which was scheduled to become due in 2021 (refer to (e), (f) and (g) in the Existing Facilities section), the outstanding balances of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., under the senior tranche totaling $265,911, were fully repaid. The existing loan facilities of the specified vessels under the Five Vessel Refinancing were terminated and the respective unamortized loan fees of $1,183 written-off to the consolidated statement of profit or loss. A few days earlier, $7,933 were repaid in accordance with the repayment terms under the Five Vessel Refinancing Facility since the closing of the refinancing was delayed by approximately two weeks due to COVID-19.

(c) Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc (“HSBC”), ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. loan (Legacy Facility Refinancing, as defined below)

On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into a credit agreement with a number of international banks (the “Legacy Facility Refinancing”) to refinance the existing indebtedness on eight of GasLog’s on-the-water vessels of up to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog-owned GasLog Savannah, GasLog Singapore, GasLog Skagen, GasLog Saratoga, GasLog Salem and GasLog Chelsea and the GasLog Partners owned the GasLog Seattle and the Solaris.

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

On July 21, 2020, pursuant to the multiple credit agreements entered into by the Group to refinance its existing indebtedness which was scheduled to become due in 2021(refer to (e), (g) and (h) in the Existing Facilities section), the outstanding balances of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., under the term and revolving credit facilities totaling $724,514 were fully repaid. In addition, on August 3, 2020, the outstanding balance of GAS-fifteen Ltd. under the term and revolving credit facility of $92,153 was fully repaid. The existing loan facilities of the specified vessels under the Legacy Facility Refinancing were terminated and the respective unamortized loan fees of $3,591 were written-off to the consolidated statement of profit or loss. A few days earlier, $25,875 were repaid in accordance with the repayment terms under the Legacy Facility Refinancing since the closing of the refinancing was delayed by approximately two weeks due to COVID-19.

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks (“October 2015 Facility”) for $1,311,356 to partially finance the delivery of the eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

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

On October 21, 2020, the outstanding indebtedness of GAS-twenty five Ltd., in the amount of $136,776 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly owned subsidiary of CMB Financial Leasing Co. Ltd., Sea 190 Leasing Co. Limited (“Sea 190 Leasing”) (refer below). The relevant tranches of the loan agreement were terminated and the respective unamortized loan fees of $3,571 written-off to the consolidated statement of profit or loss.

On January 22, 2021, the outstanding indebtedness of GAS-twenty four Ltd., in the amount of $130,889 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd., Hai Kuo Shipping 2051G Limited ("Hai Kuo Shipping") (refer below). The relevant tranches of the loan agreement were terminated and the respective unamortized loan fees of $3,528 written-off to the consolidated statement of profit or loss. The aggregate balance outstanding under the loan facility as of December 31, 2021 is $667,656 (December 31, 2020: $873,776).

(b) Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch (2019 GasLog Partners Facility, as defined below)

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility of up to $450,000 (the "2019 GasLog Partners Facility"). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360,000 under the 2019 GasLog Partners Facility, out of which $354,375 was used to prepay the outstanding debt under the Old Partnership Facility, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 GasLog Partners Facility.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $604 written-off to the consolidated statement of profit or loss. The aggregate balance outstanding as of December 31, 2021 is $273,568 (December 31, 2020: $398,501), with no amount available to be redrawn as of December 31, 2021 (December 31, 2020: nil).

(c) ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited (“OCBC”) (GasLog Warsaw Facility, as defined below)

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and OCBC, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the “GasLog Warsaw Facility”). The agreement provides for a single tranche of $129,500 that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1,619 each and a final balloon payment of $84,175 payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2021 is $114,931 (December 31, 2020: $121,406).

(d) Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank (“SCB”), The Korea Development Bank and KB Kookmin Bank (7xNB Facility, as defined below)

On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement (the “7xNB Facility”) with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA (“DNB”), London Branch acting as agents on behalf of the other finance parties. The financing is backed by KEXIM and K-Sure, who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052,791 partially finances the delivery of seven newbuildings scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176,547, $174,787, $356,671 and $344,786. The facility is also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first and the third tranche are combined and repaid in 24 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 12-year profile. Each drawing under the second tranche is repaid in 14 consecutive semi-annual equal instalments commencing six months after the actual delivery of the relevant vessel according to an average 7-year profile. Each drawing under the fourth tranche is repaid in a single bullet seven years after the actual delivery of the relevant vessel.

On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020, on December 29, 2020, on June 11, 2021 and on August 20, 2021, $152,525, $149,386, $149,281, $147,845, $147,845, $152,955 and $152,955, respectively, was drawn down with respect to the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester. The aggregate balance outstanding under the loan facility as of December 31, 2021 is $998,189 (December 31, 2020: $738,422). Amounts drawn bear interest at LIBOR plus a margin.

As of December 31, 2020, commitment, underwriting and legal fees of $4,658 for obtaining the undrawn portion of the financing were classified under Deferred financing costs in the statement of financial position and were netted off debt on the respective drawdown dates (December 31, 2021: nil).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(e) BNP Paribas, Credit Suisse AG and Alpha Bank S.A. (GasLog Partners $260.3M Facility, as defined below)

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 (the “GasLog Partners $260.3M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The balance outstanding as of December 31, 2021 is $243,137 (December 31, 2020: $260,331).

(f) DNB Bank ASA, London Branch, and ING Bank N.V., London Branch (GasLog Partners $193.7M Facility, as defined below)

On July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 (the “GasLog Partners $193.7M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The balance outstanding as of December 31, 2021 is $176,515 (December 31, 2020: $193,713).

(g) ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge, HSBC Bank plc, Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Bank of Australia Limited (GasLog $576.9M Facility, as defined below)

On July 16, 2020 GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. entered into a credit agreement of $576,888 (the “GasLog $576.9M Facility”) with ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acting as global co-ordinators and bookrunners, while HSBC Bank plc acting as mandated lead arranger; Credit Agricole Corporate and Investment Bank acting as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acting as arrangers, each of those being an original lender. The credit agreement was entered to refinance the existing indebtedness due in 2021 of six of the Group’s vessels. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494,475 Term Loan Facility which amortizes over 18 equal quarterly installments of $9,349 beginning in April 2021 (following an initial repayment in January 2021 in the amount of $18,698), with a final balloon amount of $307,495 payable concurrently with the last installment in June 2025 and a $82,413 revolving loan facility which also matures in June 2025. The facility bears interest at LIBOR plus a margin. An amount of $576,888 was drawn on July 21, 2020, out of which $557,026 was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds was used for general corporate and working capital purposes.

On October 26, 2021, the outstanding indebtedness of GAS-ten Ltd., in the amount of $87,390 and $15,794 outstanding under the term and revolving loan facility, respectively, was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $1,302 written-off to the consolidated statement of profit or loss. The balance outstanding under the term and revolving loan facility as of December 31, 2021 is $360,338 and $66,619, respectively (December 31, 2020: $494,475 and $82,413, respectively) with no amount available to be redrawn under the revolving loan facility as of December 31, 2021 (December 31, 2020: nil).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(h) National Bank of Greece S.A. (“NBG”) (GasLog Chelsea $96.8M Facility, as defined below)

On July 30, 2020, GasLog entered into a credit agreement of $96,815 (the “GasLog Chelsea $96.8M Facility”) with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. National Bank of Greece S.A. is acting as the sole original lender. An amount of $96,815 was drawn on July 31, 2020, out of which $92,153 was used to refinance the outstanding indebtedness of the GasLog Chelsea. The balance of the proceeds was used for general corporate and working capital purposes. The facility amortizes over 20 equal quarterly installments of $1,891 beginning in October 2020, with a final balloon amount of $58,995 payable concurrently with the last instalment in July 2025. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2021 is $87,357 (December 31, 2020: $94,923).

(i) Sea 190 Leasing (GasLog Hong Kong SLB, as defined below)

On October 21, 2020, GasLog refinanced through a sale-and-leaseback transaction the GasLog Hong Kong, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GasLog-twenty five Ltd. (“G25”) sold the vessel to Sea 190 Leasing the (“GasLog Hong Kong SLB”), raising $163,406 and leased it back under a bareboat charter for a period of twelve years. At the end of the period, G25 has the option to buy the vessel for $70,000 otherwise a premium of $30,000 will be payable. G25 can also buy back the vessel at any time by paying the capital outstanding and a prepayment fee where applicable. The amount drawn was used to refinance the outstanding indebtedness of G25, in the amount of $136,776. The amount drawn on October 21, 2020, is repayable in 48 quarterly installments, the first 20 installments amount to $2,670 each and the following 28 installments amount to $1,429 each, and a final balloon payment of $70,000 payable concurrently with the last quarterly installment in October 2032. Interest on the outstanding capital of the bareboat charter will be payable at a rate of LIBOR plus a margin. G25 has the option to repurchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The balance outstanding as of December 31, 2021 is $152,725 (December 31, 2020: $163,406).

(j) Hai Kuo Shipping (GasLog Houston SLB, as defined below)

On January 22, 2021, GasLog refinanced through a sale-and-leaseback transaction the GasLog Houston, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GAS-twenty four Ltd. (“G24”) sold the vessel to Hai Kuo Shipping (the “GasLog Houston SLB”), raising $165,958 and leased it back under a bareboat charter for a period of up to eight years. At the end of the charter period, G24 has the obligation to re-purchase the vessel for $99,575. G24 has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period, and no later than the end of year eight, of the bareboat charter. The amount drawn was used to refinance the outstanding indebtedness of G24, in the amount of $130,889. The amount drawn on January 22, 2021, is repayable in 32 quarterly installments of $2,074 each and a final balloon payment of $99,575 payable concurrently with the last quarterly installment in January 2029. Interest on the outstanding capital of the bareboat charter will be payable at a rate of LIBOR plus a margin. G24 has the obligation to re-purchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The balance outstanding as of December 31, 2021 is $159,735.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Securities covenants and guarantees

The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge or negative pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings and insurance related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the October 2015 Facility are guaranteed by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva, the GasLog Glasgow and the GasLog Gibraltar and by GasLog and GasLog Carriers for up to the value of the commitments on the remaining vessels, while obligations under the GasLog Warsaw Facility, the 7xNB Facility, the GasLog $576.9M Facility and the GasLog Chelsea $96.8M Facility are guaranteed by GasLog and GasLog Carriers. Charter guarantees under the GasLog Hong Kong SLB and GasLog Houston SLB are guaranteed by GasLog. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120%; in the case of the October 2015 Facility and the 7xNB Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter; 100% in the case of the GasLog Hong Kong SLB, 100% until December 31st 2022 inclusive and 110% at any time thereafter in the case of the GasLog Houston SLB and in the case of the GasLog Partners $193.7M facility, 130.0%. In addition, under the facilities, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity ($5,500 for GAS-twenty Ltd. and the equivalent of the next hire payment or $3,800 as of December 31, 2021 for GAS-twenty five Ltd.) and are in compliance as of December 31, 2021. The Group is in compliance with the required minimum security coverage as of December 31, 2021.

Bonds

On June 27, 2016, GasLog also completed the issuance of Norwegian Kroner (“NOK”) 750,000 (equivalent to $90,150) of new senior unsecured bonds (the “NOK 2021 Bonds”) in the Norwegian bond market. The NOK 2021 Bonds were due to mature in May 2021 and have a coupon of 6.9% over three-month Norwegian Interbank Offered Rate (“NIBOR”). On November 27, 2019, GasLog repurchased and cancelled NOK 316,000 of the outstanding NOK 2021 Bonds at a price of 104.75% of par value, resulting in a loss of $1,644.

On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding NOK 2021 Bonds at a price of 104.0% of par value, resulting in a loss of $1,937. The aforementioned repurchase was considered an extinguishment of the existing NOK 2021 Bonds, and as a result, the unamortized bond fees of $316 were written off to the consolidated statement of profit or loss for the year ended December 31, 2020.

On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of the 8.875% Senior Notes at a public offering price of 100% of the principal amount. On May 16, 2019, GasLog closed a follow-on issue of $75,000 aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76,875, including a $1,875 premium. In addition, GasLog paid $10,000 for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value, resulting in a loss of $475 for the year ended December 31, 2019. The exchange was completed on January 13, 2020. The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of December 31, 2021, was $314,738 (December 31, 2020: $313,773).

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

On November 27, 2019, GasLog completed the issuance of NOK 900,000 (equivalent to $98,550) of new senior unsecured bonds (the “NOK 2024 Bonds”) in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and bear interest at

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

NIBOR plus margin. Interest payments are made in arrears on a quarterly basis. GasLog may redeem the aforementioned bond in whole or in part as from May 2024 at 101% of par plus accrued interests on the redeemed amount.

The carrying amount under the NOK 2024 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2021 was $101,129 (carrying amount under the NOK 2024 Bonds as of December 31, 2020: $104,017) while their fair value was $105,990 based on a USD/NOK exchange rate of 0.1135 as of December 31, 2021 (December 31, 2020: $96,581, based on a USD/NOK exchange rate of 0.1170).

On September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325,000 of 7.75% Notes due in 2029 (the “2029 Notes”). The Company anticipates drawing down the 2029 Notes by March 2022. The proceeds of the 2029 Notes will be used to refinance the Company’s 8.875% Senior Notes. Any remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the refinancing and/or general corporate purposes. The Note Purchase Agreement allows for the issuance of additional notes in an amount up to $100,000 for the purpose of refinancing existing obligations or pursuing new growth opportunities.

The 2029 Notes will be issued at 99.25% of face value and bear a fixed interest rate of 7.75%. The Purchasers received an upfront fee of 0.75% on signing and shall receive a ticking fee of 1.5% from signing until drawing. Under certain conditions, the Company may elect to pay interest in kind up to three times, with the interest rate increasing to 9.75% for the applicable quarter.

The 2029 Notes can be redeemed in whole or in part at any time subject to a pre-determined premium until year 4 and at par thereafter. If the Company’s historical or projected EBITDA to debt service ratio falls below a certain threshold during years 6 and 7, a percentage of the Company’s excess cash flow will be applied towards prepayment of the 2029 Notes. The Note Purchase Agreement requires that the Company comply with financial covenants that are identical to GasLog’s financial covenants as described below. Upon funding, the Purchasers will obtain a charge on the shares of GasLog Carriers Limited (“GLC”) held by the Company and a pledge on a designated bank account of GLC.

In addition, the Note Purchase Agreement includes restrictions on distributions consistent with the Company’s NOK denominated bond, according to which the Company may not make distributions that in aggregate exceed $1.10/share during any calendar year. Notwithstanding the foregoing, GasLog may make any amounts of distributions so long as the Company’s cash and cash equivalents (on a consolidated basis) exceed $150,000. Finally, the Note Purchase Agreement also contains certain restrictions on indebtedness, liens, guarantees, asset sales and distributions, among others. Among other exceptions, new indebtedness is permitted when the Company meets pre-determined thresholds on a pro-forma basis for its “Charter Coverage Ratio” (the ratio of the present value of qualified contracted revenues to the aggregate indebtedness of the Company on any date).

As of December 31, 2021, commitment, arrangement, upfront and legal and other fees of $5,564 for obtaining the undrawn amount of the financing are classified under Deferred financing costs in the statement of financial position and will be netted off debt on the respective drawdown date.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Corporate guarantor financial covenants

GasLog Partners’ financial covenants

GasLog Partners as corporate guarantor for the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and for the debt of the vessels owned by GasLog Partners under the October 2015 Facility is subject to specified financial covenants on a consolidated basis. These financial covenants include the following:

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

The 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and the October 2015 Facility also impose certain restrictions relating to GasLog Partners, including restrictions that limit its ability to make any substantial change in the nature of its business or to change the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2021.

GasLog’s financial covenants

GasLog, as corporate guarantor for the loan facilities (except for the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and the debt of the vessels owned by GasLog Partners under the October 2015 Facility) and NOK 2024 Bonds and as a charter guarantor for the GasLog Hong Kong SLB and the GasLog Houston SLB, is subject to specified financial covenants on a consolidated basis.

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

For the years ended December 31, 2019, 2020 and 2021

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

In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of the Group’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term investments exceed $150,000, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

GasLog, as corporate guarantor for the 8.875% Senior Notes, is subject to specified financial covenants on a consolidated basis.

The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness plus total equity divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the respective credit facilities and the GasLog guarantees (including interest and debt repayments) on a trailing twelve months’ basis must be not less than 100.0%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.5% of total indebtedness or $35,000 after the first drawdown; and
(v)	the Group’s market value adjusted net worth must at all times be not less than $300,000.

In connection with the de-listing of Gaslog’s common shares from the New York Stock Exchange completed in June 2021, supplemental agreements have been signed with certain lenders with respect to clauses relating to GasLog. Costs relating to the aforementioned amendment of the agreements amounted to $15,718 for the year ended December 31, 2021, respectively and have been included in Financial costs (Note 19).

Compliance with the loan financial covenants is required on a semi-annual basis while compliance with the NOK 2024 Bonds and the 8.875% Senior Notes covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2021.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Debt Repayment Schedule

The maturity table below reflects the principal repayments of the loans, the sale-and-leaseback transactions, the NOK 2024 Bonds and the 8.875% Senior Notes outstanding as of December 31, 2021 based on the repayment schedule of the respective borrowings (as described above):

As of December 31,
2021
Not later than one year	565,503
Later than one year and not later than three years	806,988
Later than three years and not later than five years	1,217,080
Later than five years	1,128,358
Total	3,717,929

The weighted average interest rate for the outstanding loan facilities and bonds for the year ended December 31, 2021 was 3.02% (December 31, 2020: 3.72%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 26).

After excluding the unamortized deferred loan issuance costs the carrying amount of the Group’s bank debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

14. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2020	2021
Unearned revenue	59,612	69,768
Accrued off-hire	5,886	2,461
Accrued purchases	9,867	10,169
Accrued interest	33,600	26,186
Other accruals	34,092	44,917
Total	143,057	153,501

The unearned revenue represents charter hires received in advance in December 2021 relating to the hire period of January 2022 for 32 vessels (December 2020: 29 vessels).

15. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2019	2020	2021
Crew and vessel management employee costs	80,713	89,463	103,936
Technical maintenance expenses	37,653	39,369	37,996
Other vessel operating expenses	21,296	19,403	24,500
Total	139,662	148,235	166,432

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

16. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2019	2020	2021
Brokers’ commissions on revenue	7,527	7,050	8,363
Bunkers’ consumption and other voyage expenses	16,245	14,833	11,067
Total	23,772	21,883	19,430

Bunkers’ consumption and other voyage expenses represent mainly bunkers consumed during vessels’ unemployment and off-hire (including bunkers consumed during dry-docking).

17. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2019	2020	2021
Employee costs	24,863	24,051	16,079
Share-based compensation (Note 22)	5,107	5,486	3,032
Amortization of long-term employee benefits	—	—	684
Other expenses	17,415	17,712	23,518
Total	47,385	47,249	43,313

General and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for stock plan and restructuring obligation, of $815 for the year ended December 31, 2021 ($5,312 for the year ended December 31, 2020, $4,702 for the year ended December 31, 2019) pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office.

On April 1, 2021, the Company granted $3,355 of cash settled awards to selected employees, in consideration of their key roles in the Company’s operations and their continuing commitment to its success. This grant will be settled in cash three years after the grant date, i.e. in April 2024. It is subject to the employees’ continuing employment with the Company. These obligations are classified as Long-term liabilities and are measured as the present value of expected future payments to be made with any unwind in the discount reflected in the consolidated statement of profit or loss. The expense of the period is included in Amortization of long-term employee benefits in the table above.

Other expenses include legal and professional costs relating to the Transaction of $10,698 for the year ended December 31, 2021, respectively ($937 for the year ended December 31, 2020 and nil for the year ended December 31, 2019).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

18. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2019	2020	2021
Revenues from long-term fleet	508,778	462,887	497,200
Revenues from spot fleet	113,822	210,390	311,314
Revenues from The Cool Pool Limited (GasLog vessels)	45,253	—	—
Revenues from vessel management services	784	812	1,063
Total	668,637	674,089	809,577

Revenues from The Cool Pool Limited relate only to the pool revenues received from GasLog’s vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of ($4,264) for the year ended December 31, 2019, which is recorded as a separate line item in the consolidated statement of profit or loss.

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

19. Financial Income and Costs

An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2019	2020	2021
Financial Income
Interest income	5,318	726	142
Total financial income	5,318	726	142
Financial Costs
Amortization and write-off of deferred loan/bond issuance costs/premium	14,154	22,876	20,286
Interest expense on loans	122,819	93,860	82,325
Interest expense on bonds and realized loss on CCSs	34,607	35,891	34,766
Lease charge	10,506	9,921	10,269
Loss arising on bond repurchases at a premium (Note 13)	2,119	1,937	—
Other financial costs, net	6,276	796	19,309
Total financial costs	190,481	165,281	166,955

Other financial costs, net includes an amount of $15,718 for the year ended December 31, 2021, relating to fees (bank consent, legal fees, etc.) to obtain the third-party consents and waivers in connection with the de-listing of the Group’s shares from NYSE after the consummation of the Transaction.

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

21. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	As of December 31,
	2020	2021
Dividends receivable from associate (Note 5)	1,250	—
Other receivables	9	18
Total	1,259	18

Current Liabilities

Amounts due to related parties

	As of December 31,
	2020	2021
Ship management creditors	124	119
Amounts due to related parties	164	27

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $27 as of December 31, 2021 (December 31, 2020: $164) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

As of December 31, 2021, GasLog (being a 20% shareholder in Gastrade) has through its subsidiary GasLog LNG Services Ltd. pledged an amount of EUR962 in NBG in order for Gastrade to issue a letter of credit of EUR4,800 to GAS-fifteen Ltd. (the owner of the GasLog Chelsea) in connection with the development of the FSRU (Note 6).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2019, 2020 and 2021:

			Statement of
	Company	Details	income account	2019	2020	2021
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	(703)	(703)	(703)
(a)	Egypt LNG Shipping Ltd.	Sale of office property	Loss on disposal of non-current assets	—	572	—
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	411	478	593
(b)	Nea Dimitra Property	Office rent	Financial costs/Depreciation	642	669	780
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	1	1	—
(c)	Seres S.A.	Catering services	General and administrative expenses	361	268	306
(c)	Seres S.A.	Consultancy services	General and administrative expenses	55	56	65
(d)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	284	23	—
(e)	Ceres Monaco S.A.M.	Professional services	General and administrative expenses	144	144	—
(e)	Ceres Monaco S.A.M.	Travel expenses	General and administrative expenses	13	1	—
(f)	The Cool Pool Limited	Pool gross revenues	Revenues	(45,253)	—	—
(f)	The Cool Pool Limited	Pool gross bunkers	Voyage expenses and commissions	7,255	—	—
(f)	The Cool Pool Limited	Pool other voyage expenses	Voyage expenses and commissions	831	—	—
(f)	The Cool Pool Limited	Adjustment for net pool allocation	Net pool allocation	4,264	—	—
(g)	Ceres Shipping Ltd.	Travel expenses	General and administrative expenses	—	1	—
(g)	Ceres Shipping Ltd.	Professional services	General and administrative expenses	10	—	—

(a)	One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest. In addition, in June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle. The disposal resulted in a loss of $572 (Note 6).
(b)	Through its subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh kai Emporikh S.A.
(c)	GasLog LNG Services Ltd. has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day,but are slightly higher on special occasions. In addition, GasLog LNG Services Ltd. has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus.
(d)	Chartwell Management Inc. is an entity controlled by the Livanos family which provides travel services to GasLog’s directors and officers.
(e)	GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M., an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog’s shareholding in Gastrade. GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2017 in the sum of $100 and a consultancy arrangement fee of $12 per month up to December 31, 2020.
(f)	GasLog recognized gross revenues and total voyage expenses of $45,253 and $8,086, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2019. The aforementioned pool results were adjusted by a net loss of $4,264 to include the net allocation from the pool in accordance with the profit sharing terms specified in the Pool Agreement.
(g)	Ceres Shipping Ltd., an entity controlled by the Livanos family, requested reimbursement of professional expenses provided during the year.
(h)	In the year ended December 31, 2020, Ceres Shipping Enterprises S.A., an entity controlled by the Livanos family, received a fee of $1,000 for consultancy services provided in relation to the Group’s debt re-financings completed in July and August 2020. This amount is classified under Deferred loan issuance costs (i.e. contra debt) and is amortized over the duration of the respective facilities.
(i)	In the year ended December 31, 2021, Ceres Shipping Ltd., an entity controlled by the Livanos family, received a fee of $488 for consultancy services provided in relation to the refinancing of the Group's 8.875% Senior Notes. This amount is classified under Deferred financing costs in the consolidated statement of financial position and will be netted off debt on the date that the Notes will be drawn.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Compensation of key management personnel

The remuneration of directors and key management was as follows:

	For the year ended
	December 31,
	2019	2020	2021
Remuneration	7,536	8,663	4,815
Short-term benefits	172	181	79
Amortization of long-term employee benefits	—	—	537
Expense recognized in respect of share-based compensation	2,044	2,951	1,225
Total	9,752	11,795	6,656

22. Share-Based Compensation

Omnibus Incentive Compensation Plan

GasLog has granted to executives, managers and certain employees of the Group, Restricted Stock Units (“RSUs”), Stock Appreciation Rights or Stock Options (collectively, the “SARs”) and Performance Stock Units (“PSUs”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs (with the exception of the RSUs granted in 2020 that are discussed below) and PSUs vest three years after the grant dates while the SARs and the RSUs granted in 2020 vest incrementally with one-third of the SARs and RSUs vesting on each of the three anniversaries of the grant dates. The compensation cost for the SARs is recognized on an accelerated basis as though each separate vesting portion of the SARs is a separate award. Prior to the exercise date the holders of the awards have no voting rights.

Vesting of the PSUs is also subject to the achievement of certain performance targets in relation to the total shareholder return (“TSR”) achieved by the Company during the performance period weighted at 50%, the operating expenses reduction (“Opex reduction”) weighted at 25% and the general and administrative expense reduction (“G&A reduction”) weighted at 25%. Specifically, TSR is benchmarked against the TSR of a selected group of peer companies. TSR above the 75th percentile of the peer group results in 100% of the award vesting; TSR between the 25th and 75th percentile of the peer group results in the achieved percentile of award vesting and TSR below the 25th percentile of the peer group results in none of the award vesting. In addition, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the three-year target Opex reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction results in none of the award vesting. Finally, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the target G&A reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction, results in none of the award vesting. The compensation cost for the PSUs is recognized on an accelerated basis as though each separately vesting portion of PSUs is a separate award. The holders are entitled to cash distributions that will be accrued and settled on vesting.

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

Following the consummation of the Transaction, the previously unvested RSUs and PSUs vested; the PSUs vested assuming 100% achievement of performance conditions. In addition, all SARs have been cancelled and replaced by cash consideration.

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the Group’s initial public offering. The expected dividend is based on

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

*The exercise prices were decreased by $0.40 and/or $0.38 to reflect the effect from the distribution of the special dividends declared on November 28, 2018 and December 14, 2019, respectively.

The fair value of the RSUs and PSUs was determined by using the grant date closing price and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs, SARs and PSUs

The summary of RSUs, SARs and PSUs is presented below:

		Weighted	Weighted
		average	average share	Weighted
	Number of	exercise price	price at the	average	Aggregate
	awards	per share	date of exercise	contractual life	fair value
RSUs
Outstanding as of January 1, 2020	367,162	—	—	1.16	5,988
Granted during the year	522,811	—	—	—	1,824
Vested during the year	(245,061)	—	—	—	(3,671)
Forfeited during the year	(1,059)	—	—	—	(17)
Outstanding as of December 31, 2020	643,853	—	—	1.90	4,124
Vested during the year	(642,637)	—	—	—	(4,104)
Forfeited during the year	(1,216)	—	—	—	(20)
Outstanding as of December 31, 2021	—	—	—	—	—
SARs
Outstanding as of January 1, 2020	2,630,173	14.46	—	6.53	11,367
Forfeited during the year	(1,085)	—	—	—	(6)
Expired during the year	(176,610)	—	—	—	(838)
Outstanding as of December 31, 2020	2,452,478	14.44	—	5.47	10,523
Cancelled during the year	(2,452,478)	—	—	—	(10,523)
Outstanding as of December 31, 2021	—	—	—	—	—
PSUs
Outstanding as of January 1, 2020	—	—	—	—	—
Granted during the year	501,444	—	—	—	1,759
Outstanding as of December 31, 2020	501,444	—	—	2.25	1,759
Vested during the year	(501,444)	—	—	—	(1,759)
Outstanding as of December 31, 2021	—	—	—	—	—

GasLog Partners has granted to its executives RCUs and PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest three years after the grant dates subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

The details of the granted awards are presented in the following table:

			Fair value at
Awards	Number	Grant date	grant date
RCUs	26,308	April 1, 2019	$22.99
PCUs	26,308	April 1, 2019	$22.99
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1,2020	$2.02
RCUs	98,255	April 1, 2021	$2.75
PCUs	98,255	April 1, 2021	$2.75
RCUs	21,663	September 14, 2021	$4.09
PCUs	21,663	September 14, 2021	$4.09

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the year	233,688	—	472
Vested during the year	(220,177)	—	(1,816)
Outstanding as of December 31, 2020	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(5,984)	—	(140)
Outstanding as of December 31, 2021	203,912	1.86	674
PCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the year	233,688	—	472
Vested during the year	(213,955)	—	(1,668)
Forfeited during the year	(6,222)	—	(148)
Outstanding as of December 31, 2020	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(2,992)	—	(70)
Forfeited during the year	(2,992)	—	(70)
Outstanding as of December 31, 2021	203,912	1.86	674

The total expense recognized in respect of share-based compensation for the year ended December 31, 2021 was $3,032 (December 31, 2020: $5,486 and December 31, 2019: $5,107). The total accrued cash distribution as of December 31, 2021 is $86 (December 31, 2020: $552).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

23. Commitments

(a)Commitments relating to the vessels under construction (Note 6) on December 31, 2021 payable to Daewoo were as follows:

As of
December 31,
2021
Not later than one year	123,098
Later than one year and not later than three years	451,360
Later than three years and not later than five years	246,196
Total	820,654

(b)Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 7) as of December 31, 2021 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31,
2021
Not later than one year	542,913
Later than one year and not later than two years	421,640
Later than two years and not later than three years	352,986
Later than three years and not later than four years	325,410
Later than four years and not later than five years	257,903
Later than five years	375,218
Total	2,276,070

(c)In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels) and later in June 2021, GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eighteen additional GasLog LNG carriers in total. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.
(d)In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of December 31, 2021, ballast water management systems had been installed on fourteen out of the nineteen vessels.

(e)In October 2021, GasLog LNG Services entered into long term service agreements with Hyundai Global Service Europe B.V. (“Hyundai”) in respect of six of GasLog’s vessels. The agreement covers the supply of spare parts and/or services to maintain the engines of these vessels for a period of five years.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(f)Other Guarantees:

As of December 31, 2021, GasLog LNG Services Ltd. has provided bank guarantees as follows:

●Up to $250 to third parties relating to the satisfactory performance of its ship management activities;
●	Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.
●	Bank guarantee of $338 relating to the United Kingdom Mutual Steamship Assurance Association Limited relating to the punctual payment in the event a supplementary call is levied for policy years in which GasLog vessels were entered with the club.

24. Financial Risk Management

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

Market risk

Interest rate risk: The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group’s results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2021, the Group has economically hedged 43.7% of its variable rate interest exposure relating to its existing loan facilities and the bonds by swapping the variable rate to a fixed rate (December 31, 2020: 47.6%).

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2021 was $1,915,297. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 10 basis points would increase the annual interest expense on the un-hedged portion of the Group’s loans by approximately $1,942 (December 31, 2020: $1,665 and December 31, 2019: $1,530).

Interest rate sensitivity analysis: The fair value of the interest rate swaps as of December 31, 2021 was estimated as a net liability of $53,192 (December 31, 2020: net liability of $113,855).

The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2021, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to $3,187 (December 31, 2020: $5,162 and December 31, 2019: $6,285) affecting loss/(gain) on derivatives in the respective reporting dates.

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Currency risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s subsidiaries’ functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in EUR. Specifically, for the year ended December 31, 2021, $126,988 of the operating and administrative expenses were denominated in EUR (December 31, 2020: $130,861 and December 31, 2019: $113,804). As of December 31, 2021, $27,323 of the Group’s outstanding trade payables and accruals were denominated in EUR (December 31, 2020: $34,199). The Group is also exposed in currency risk in relation to our NOK 2024 Bonds (Note 13).

The Group has entered into CCSs (Note 26) to hedge its currency exposure from the NOK 2024 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR. In addition, management monitors exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group’s profit and cash flows during the year ended December 31, 2021 by $12,699, based upon its expenses during the year (December 31, 2020: $13,086 and December 31, 2019: $11,380).

Interest rate risk on NOK 2024 Bonds (cash flow hedge): The Group uses approved instruments such as CCSs, in order to reduce the variability of the cash flows associated with the functional currency equivalent interest and principal of the NOK 2024 Bonds as well as changes in the cash flows associated with changes in the currency rates and is therefore exposed to the following interest rate benchmarks within its hedge accounting relationship, which are subject to interest rate benchmark reform: LIBOR and NIBOR (collectively “IBORs”).

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators (including the Financial Conduct Authority (“FCA”) and the US Commodity Futures Trading Commission) regarding the transition away from IBORs to the Secured Overnight Financing Rate (“SOFR”) and the Norwegian Overnight Weighted Average (“NOWA”) respectively. The FCA has made clear that, at the end of 2021, it will no longer seek to persuade or compel banks to submit LIBOR estimates.

The Group believes that all areas potentially impacted (including borrowings, derivative financial instruments etc.) have been identified.

The Group’s NOK 2024 Bonds agreement includes fall back provisions for a case of cessation of the referenced benchmark interest rate. Specifically, it states that in the case that the interest rate referenced IBOR is no longer available, the interest rate will be set by the bond trustee in consultation with the issuer to: (i) any relevant replacement reference rate generally accepted in the market; or (ii) such interest rate that best reflects the interest rate for deposits in the bond currency offered for the relevant interest period. In each case, if any such rate is below zero, the reference rate will be deemed to be zero.

For the Group’s CCSs, the International Swaps and Derivatives Association’s (“ISDA”) fall back clauses were made available at the end of 2019. These clauses or similar language has been inserted into a number of ISDA agreements across the Group and all outstanding agreements will be considered on a case by case basis with each counterparty.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Below are details of the hedging instruments and hedged item in scope of the IFRS 9 amendments due to interest rate benchmark reform, by hedge type. The terms of the hedged item match those of the corresponding hedging instruments.

Hedge type	Instrument type	Counterparty	Maturing in	Notional amount	Hedged item
	Receive 3-month NIBOR, pay 3-month LIBOR floating CCS	DNB	Nov 2024	$32,850
Cash flow hedges	Receive 3-month NIBOR, pay 3-month LIBOR floating CCS	SEB	Nov 2024	$32,850	NOK 2024 Bonds of the same maturity and notional of the CCSs.
	Receive 3-month NIBOR, pay 3-month LIBOR floating CCS	Nordea	Nov 2024	$32,850
			Total	$98,550

The Group will continue to apply the amendments to IFRS 9 until the uncertainty arising from the interest rate benchmark reforms with respect to the timing and the amount of the underlying cash flows that the Group is exposed ends. The Group has assumed that this uncertainty will not end until the Group’s contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate and relevant spread adjustment.

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

For the years ended December 31, 2019, 2020 and 2021

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

	Weighted
	average
	effective	Less
	interest	than 1
	rate	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2020
Trade and other accounts payable		$24,651	129	266	—	—	25,046
Amounts due to related parties		164	—	—	—	—	164
Other payables and accruals*		34,919	28,940	17,399	—	—	81,258
Other non-current liabilities*		—	—	—	612	1,379	1,991
Variable interest loans	2.46%	54,892	39,196	227,325	2,224,725	1,264,577	3,810,715
Bonds		—	10,640	32,485	478,314	—	521,439
Lease liabilities		1,756	3,361	14,072	75,303	182,880	277,372
Total		$116,382	82,266	291,547	2,778,954	1,448,836	4,717,985
December 31, 2021
Trade and other accounts payable		$15,770	122	—	—	—	15,892
Amounts due to related parties		27	—	—	—	—	27
Other payables and accruals*		22,513	42,026	17,893	—	—	82,432
Other non-current liabilities*		—	—	—	814	1,314	2,128
Variable interest loans	2.33%	39,834	41,548	227,108	2,135,245	1,186,584	3,630,319
Bonds		—	323,503	5,082	115,817	—	444,402
Lease liabilities		3,775	7,199	32,220	174,048	166,582	383,824
Total		$81,919	414,398	282,303	2,425,924	1,354,480	4,559,024
*	Non-financial liabilities are excluded.

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

	Less than 1
	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2020
Interest rate swaps	559	1,128	33,772	73,968	5,132	114,559
Cross currency swaps	—	(25)	(182)	(5,597)	—	(5,804)
Forward foreign exchange contracts	(113)	(234)	—	—	—	(347)
Total	446	869	33,590	68,371	5,132	108,408
December 31, 2021
Interest rate swaps	605	1,138	23,877	28,263	1,217	55,100
Cross currency swaps	—	(76)	(430)	(1,961)	—	(2,467)
Forward foreign exchange contracts	175	345	427	—	—	947
Total	780	1,407	23,874	26,302	1,217	53,580

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

	As of
	December 31,
	2020	2021
Cash and cash equivalents	367,269	282,246
Trade and other receivables	36,223	28,595
Dividends receivable and other amounts due from related parties	1,259	18
Derivative financial instruments	6,095	2,509

For the year ended December 31, 2021, 38.0% of the Group’s revenue was earned from Shell (December 31, 2020 and December 31, 2019, 57.2% and 70.0%, respectively) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparties. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2021. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counterparties.

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

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The Group monitors capital using a gearing ratio, which is total debt divided by total equity plus total debt. The gearing ratio is calculated as follows:

	As of
	December 31,
	2020	2021
Borrowings, current portion	245,626	553,161
Borrowings, non-current portion	3,527,595	3,105,059
Lease liabilities, current portion	9,644	30,905
Lease liabilities, non-current portion	186,526	271,945
Total debt	3,969,391	3,961,070
Total equity	1,597,137	1,568,371
Total debt and equity	5,566,528	5,529,441
Gearing ratio	71.3%	71.6%

26. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of
	December 31,
	2020	2021
Derivative assets carried at fair value through profit or loss (FVTPL)
Forward foreign exchange contracts	327	91
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	5,768	2,418
Total	6,095	2,509
Derivative financial instruments, current assets	534	596
Derivative financial instruments, non-current assets	5,561	1,913
Total	6,095	2,509

The fair value of the derivative liabilities is as follows:

	As of
	December 31,
	2020	2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	113,855	53,192
Forward foreign exchange contracts	—	1,020
Total	113,855	54,212
Derivative financial instruments, current liability	35,415	25,518
Derivative financial instruments, non-current liability	78,440	28,694
Total	113,855	54,212

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

Interest rate swaps designated as cash flow hedging instruments

As of December 31, 2020 and 2021, there are no interest rate swaps designated as cash flow hedging instruments for accounting purposes.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
		Trade	Effective	Termination	Fixed Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2020	2021
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	N/A
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	SCB	July 2020	July 2016	July 2022	2.015%	66,667	66,667
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	N/A
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%/2.17%	100,000	100,000
GasLog	SCB	July 2020	Feb 2017	Mar 2022	2.2145%	100,000	100,000
GasLog	ABN	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog	Nordea Bank Finland (“Nordea”)	May 2018	July 2020	July 2026	3.070%	66,667	66,667
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog	SEB	May 2018	July 2020	July 2024	3.025%	50,000	50,000
GAS-twenty seven Ltd.	DNB	July 2020	July 2020	July 2024	3.146%	48,889	48,889
GAS-twenty seven Ltd.	ING	July 2020	July 2020	July 2024	3.24%	24,444	24,444
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	Apr 2018	July 2024	2.475%	33,333	33,333
GasLog (1)	HSBC	May 2018	Apr 2018	June 2021	2.550%	33,333	N/A
GasLog (1)	ABN	June 2021	Apr 2021	July 2025	2.550%	N/A	33,333
GasLog	Citibank Europe Plc. (“CITI”)	May 2018	July 2020	July 2024	3.082%	30,000	30,000
GasLog	CITI	May 2018	July 2021	July 2025	3.095%	N/A	30,000
GasLog	SEB	December 2018	October 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	December 2018	October 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	December 2018	January 2019	July 2025	2.685%	73,333	73,333
GasLog	SEB	December 2018	July 2020	July 2024	2.958%	50,000	50,000
GasLog (2)	ING	May 2020	July 2020	July 2024	3.127%	100,000	100,000
GAS-twenty seven Ltd.	DNB	July 2020	April 2020	April 2025	3.069%	40,000	40,000
GAS-twenty seven Ltd.	ING	July 2020	July 2020	April 2025	3.176%	20,000	20,000
GAS-fifteen Ltd.	NBG	September 2020	October 2020	July 2025	1.795%	94,923	87,357
					Total	1,578,256	1,484,023
(1)	In June 2021, the Group novated to ABN an interest rate swap with HSBC originally maturing in July 2025 with notional amount of $33,333.
(2)	In May 2020, the Group terminated an interest rate swap with Nordea originally maturing in July 2024 and replaced it with a new swap with ING of the same notional amount of $100,000 and the same maturity date of July 2024 with an effective date of July 2020. The impact of these parallel transactions for the Group was a loss of $41.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2021 amounted to a net gain of $60,663 (December 31, 2020: $63,982 net loss, December 31, 2019: $55,865 net loss), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the year ended December 31, 2021, the net gain of $60,663 derived from changes in the LIBOR curve.

Cross currency swap agreements

The Group entered into CCSs which converted the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity with respect to the NOK 2021 Bonds and maintains CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a floating interest rate and principal on maturity with respect to NOK 2024 Bonds, in order to hedge the Group’s exposure to fluctuations deriving from NOK.

The CCSs are designated as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
		Trade	Effective	Termination	Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2020	2021
GasLog	DNB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog	SEB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog	Nordea	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
					Total	98,550	98,550

For the year ended December 31, 2021, the effective portion of changes in the fair value of CCSs amounting to a loss of $3,086 has been recognized in Other comprehensive loss (December 31, 2020: $1,873 gain, December 31, 2019: $3,215 loss). For the year ended December 31, 2021, a gain of $259 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2020: $625 loss, December 31, 2019: $607 loss). Additionally, for the year ended December 31, 2021, a gain of $3,184 was recognized in Other comprehensive loss in relation to the retranslation of the NOK Bonds in USD as of December 31, 2021 (December 31, 2020: $3,248 loss, December 31, 2019: $325 loss).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in EUR. Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The principal terms of the forward foreign exchange contracts held for trading which remain open and unsettled as of December 31, 2021 are as follows:

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	contracts	Settlement Dates	(EUR/USD)	(in thousands)
GasLog	Citibank Europe PLC UK	June 2021	3	January - March 2022	1.1941 - 1.1955	€3,000
GasLog	Citibank Europe PLC UK	August 2021	6	January - June 2022	1.1784 - 1.1819	€6,000
GasLog	DNB	August 2021	3	January - March 2022	1.1799 - 1.1815	€3,000
GasLog	Citibank Europe PLC UK	September 2021	9	January - September 2022	1.1725 - 1.1785	€9,000
GasLog	DNB	October 2021	6	July - December 2022	1.1682	€6,000
GasLog	ABN	November 2021	17	January - December 2022	1.1286 – 1.1489	€7,748
GasLog	Citibank Europe PLC UK	November 2021	13	January - December 2022	1.1325 - 1.1428	€6,500
GasLog	DNB	November 2021	12	January - December 2022	1.1446	€6,000
GasLog	OCBC	November 2021	6	April - September 2022	1.1308 – 1.1354	€3,000
					Total	€50,248

The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2021. The change in the fair value of these contracts for the year ended December 31, 2021 amounted to a net loss of $1,256 (for the year ended December 31, 2020: $21 net loss, December 31, 2019: $1,815 net gain), which was recognized against profit or loss in the year incurred and is included in (Loss)/gain on derivatives.

An analysis of (Loss)/gain on derivatives is as follows:

	For the year ended
	December 31,
	2019	2020	2021
Unrealized (loss)/gain on derivative financial instruments held for trading	(54,050)	(64,044)	59,407
Realized gain/(loss) on interest rate swaps held for trading	3,164	(20,855)	(35,585)
Realized (loss)/gain on forward foreign exchange contracts held for trading	(3,707)	564	(1,137)
Recycled loss of cash flow hedges reclassified to profit or loss	(697)	—	—
Ineffective portion of cash flow hedges	(151)	(323)	(5)
Total	(55,441)	(84,658)	22,680

Fair value measurements

The fair value of the Group’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate swaps and CCSs. The interest rate swaps, the forward foreign exchange contracts and the CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. The cash and cash equivalents meet Level 1 classification. There were no financial instruments in Level 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels provided by IFRS 13 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

27. Cash Flow Reconciliations

The reconciliation of the Group’s financing activities for the three years ended December 31, 2021 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

		Other		Deferred
		comprehensive	Non-cash	financing
	Cash flows	loss/(income)	items	costs, assets	Borrowings
January 1, 2019					2,828,459
Proceeds from bank loans and bonds	905,730	—	—	—	905,730
Bank loans and bond repayments	(547,751)	—	—	—	(547,751)
Payment for bond repurchase	(34,602)	—	—	—	(34,602)
Additions in deferred loan/bond fees	(25,912)	—	(910)	7,016	(19,806)
Amortization of deferred loan and bond issuance costs and premium (Note 19)	—	—	14,154	—	14,154
Retranslation of the NOK 2021 Bonds and the NOK 2024 Bonds in USD	—	1,211	—	—	1,211
December 31, 2019					3,147,395
Proceeds from loans and bonds	2,138,035	—	—	—	2,138,035
Loans and bond repayments	(1,481,709)	—	(8,063)	—	(1,489,772)
Payment for bond repurchase at premium	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	(35,795)	—	997	(6,442)	(41,240)
Deferred loan fees received	792	—	—	—	792
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 19)	—	—	22,876	—	22,876
Retranslation of the NOK 2024 Bonds in USD	—	3,248	(6,176)	—	(2,928)
December 31, 2020					3,773,221
Proceeds from loans	471,867	—	—	—	471,867
Loans and bond repayments	(592,463)	—	—	—	(592,463)
Additions in deferred loan fees	(13,437)	—	297	1,254	(11,886)
Deferred loan fees received	379	—	—	—	379
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 19)	—	—	20,286	—	20,286
Retranslation of the NOK 2024 Bonds in USD	—	(3,184)	—	—	(3,184)
December 31, 2021					3,658,220

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

A reconciliation of derivatives arising from financing activities is as follows:

		Other
	Cash	comprehensive	Non-cash	Net derivative
	flows	(loss)/income	items	assets/(liabilities)
January 1, 2019				3,096
Unrealized loss on derivative financial instruments held for trading (Note 26)	—	—	(54,050)	(54,050)
Ineffective portion of cash flow hedges (Note 26)	—	—	(151)	(151)
Payment for CCS termination	3,731	—	4,051	7,782
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(2,608)	—	(2,608)
December 31, 2019				(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 26)	—	—	(64,044)	(64,044)
Ineffective portion of cash flow hedges (Note 26)	—	—	(323)	(323)
Payment for interest rate swaps termination	31,662	—	—	31,662
Proceeds from entering into interest rate swaps	(31,622)	—	—	(31,622)
Payment for CCS termination/modification	4,052	—	(4,052)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	2,498	—	2,498
December 31, 2020				(107,760)
Unrealized gain on derivative financial instruments held for trading (Note 26)	—	—	59,407	59,407
Ineffective portion of cash flow hedges (Note 26)	—	—	(5)	(5)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(3,345)	—	(3,345)
December 31, 2021				(51,703)

A reconciliation of lease liabilities arising from financing activities is as follows:

	Cash flows	Non-cash items	Lease liabilities
January 1, 2019			213,374
Lease charge (Note 19)	—	10,506	10,506
Additions	—	1,462	1,462
Payments for interest	(10,521)	—	(10,521)
Payments for lease liabilities	(9,950)	59	(9,891)
December 31, 2019			204,930
Lease charge (Note 19)	—	9,921	9,921
Additions	—	2,155	2,155
Payments for interest	(9,911)	—	(9,911)
Payments for lease liabilities	(11,150)	225	(10,925)
December 31, 2020			196,170
Lease charge (Note 19)	—	10,269	10,269
Additions	—	121,520	121,520
Payments for interest	(10,269)	—	(10,269)
Payments for lease liabilities	(14,843)	3	(14,840)
December 31, 2021			302,850

28. Taxation

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

For the years ended December 31, 2019, 2020 and 2021

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

GasLog Partners did not qualify for this exemption for the three years ended December 31, 2021. During the year ended December 31, 2021, the estimated U.S. source gross transportation tax was $1,357 (December 31, 2020: $1,300 and December 31, 2019: $978).

GasLog does not expect to qualify for the statutory tax exemption for the year ended December 31, 2021. During the year ended December 31, 2021, the estimated U.S. source gross transportation tax for GasLog's wholly owned subsidiaries was $3,300 (December 31, 2020: $0, December 31, 2019: $0).

29. Subsequent Events

On January 28, 2022, GasLog through its subsidiary GAS-fifteen Ltd. signed an agreement with Keppel for the conversion of the GasLog Chelsea, a 153,600 cbm TFDE LNG carrier built in 2010, to an FSRU pursuant to the Final Investment Decision taken for the construction of a regasification terminal in Alexandroupolis by Gastrade. On February, 3, 2022, GasLog issued a Final Notice to proceed with the conversion. The conversion is expected to be completed by the fourth quarter of 2023.

On February 2, 2022, GasLog through its subsidiary GasLog Services UK Ltd. entered into an agreement for the sale of the GasLog Chelsea to Gastrade for $265,086 following its conversion to an FSRU expected to be completed by the fourth quarter of 2023.

On February 23, 2022, the board of directors declared a quarterly cash dividend of $0.15 per common share paid on March 1, 2022 to shareholders of record as of February 28, 2022.