Form 20-F
period 2022-12-31
GasLog Ltd.
filed 2023-03-03
CIK 1534126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-35466

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2022, there were 95,389,062 common shares of the Company’s common stock and 4,600,000 Series A Preference Shares issued and outstanding.

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

●	“GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries (including GasLog Partners LP) or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common shares or the 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Preference Shares”), they refer to GasLog Ltd.;
●	“GasLog Partners” or the “Partnership” refers to GasLog Partners LP, a master limited partnership formed by GasLog to acquire, own and operate liquefied natural gas carriers under multi-year charters, or any one or more of GasLog Partners’ subsidiaries;
●	the “general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners;
●	“GasLog LNG Services” refers to GasLog LNG Services Ltd., our wholly owned subsidiary;
●	“GasLog Carriers” refers to GasLog Carriers Ltd., our wholly owned subsidiary;
●	“our vessels” or “our ships” refers to the LNG carriers owned or controlled by the Company and its subsidiaries, including the LNG carriers owned by GasLog Partners; “our wholly owned vessels” or “our wholly owned ships” refers to the LNG carriers owned by the Company and its subsidiaries, excluding any LNG carriers owned by GasLog Partners (in which we hold the controlling general partner interest as well as limited partner interests) and its subsidiaries and Egypt LNG Shipping Ltd. (in which we hold a 25.0% equity interest);
●	“Merger Agreement” refers to the agreement and plan of merger dated as of February 21, 2021 (and as subsequently amended on April 20, 2021), with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog for a purchase price of $5.80 in cash per share (the “Transaction”). Following the consummation of the Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding shares of GasLog and GEPIF holds approximately 45%;
●	“BlackRock” refers to GEPIF III Crown Bidco L.P.;
●	“Blenheim Special” refers to Blenheim Special Investments Holding Ltd.;
●	“Olympic LNG” refers to Olympic LNG Investments Ltd., a wholly owned affiliate of the Onassis Foundation;
●	“Shell” refers to Shell plc, or any one or more of its subsidiaries;
●	“BG Group” refers to BG Group plc. BG Group was acquired by Shell on February 15, 2016;
●	“MSL” refers to Methane Services Limited, a subsidiary of Shell;
●	“DSME” refers to Daewoo Shipbuilding and Marine Engineering Co., Ltd.;
●	“DESFA” refers to the Hellenic Gas Transmission System Operator (DESFA) S.A.
●	“TotalEnergies” refers to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE;
●	“Centrica” refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;
●	“Cheniere” refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;
●	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.;
●	“Egypt LNG” refers to Egypt LNG Shipping Ltd.;

●	“Gunvor” refers to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd.;
●	“Sinolam” refers to Sinolam LNG Terminal, S.A.;
●	“Endesa” refers to Endesa S.A.;
●	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc.;
●	“Tokyo LNG” refers to Tokyo LNG Tanker Co. Ltd.;
●	“CNTIC VPower” refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;
●	“Naturgy” refers to Naturgy Aprovisionamientos SA.;
●	“SEA charterer” refers to a Southeast Asian charterer;
●	“Woodside” refers to Woodside Energy Shipping Singapore Pte. Ltd.;
●	“Sea 190 Leasing” refers to Sea 190 Leasing Co. Limited, an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd.;
●	“Hai Kuo Shipping” refers to Hai Kuo Shipping 2051G Limited, a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd.;
●	“Mitsui” refers to Mitsui & Co., Ltd. and “Lepta Shipping” refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui.;
●	“CDBL” refers to a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd.;
●	“CMBFL” refers to CMB Financial Leasing Co. Ltd.;
●	“Gastrade” refers to Gastrade S.A.;
●	“Venice” refers to Venice Regas Pty Ltd.;
●	“Ceres Shipping” refers to Ceres Shipping Ltd.;
●	“NYSE” refers to the New York Stock Exchange;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“IFRS” refers to International Financial Reporting Standards;
●	“dollars” and “$” refers to, and amounts are presented in, U.S. dollars;
●	“LNG” refers to liquefied natural gas;
●	“FSRUs” refers to Floating Storage and Regasification Units;
●	“FSUs” refers to Floating Storage Units;
●	“TFDE” refers to tri-fuel diesel electric engine propulsion;
●	“Steam” refers to steam turbine propulsion;
●	“X-DF” refers to low pressure dual fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel;
●	“MEGI” refers to M-type, electronically controlled, gas injection; and
●	“cbm” refers to cubic meters.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	increased exposure to the spot market and fluctuations in spot charter rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
●	the duration and effects of COVID-19 and any other pandemics on our workforce, business, operations and financial condition;
●	fluctuations in prices for crude oil, petroleum products and natural gas;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
●	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

●	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	fluctuations in currencies and interest rates;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	risks inherent in ship operation, including the discharge of pollutants;
●	our ability to retain key employees and the availability of skilled labor, ship crews and management;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Risks Related to the LNG Carrier Business

●	Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our Preference Shares.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay dividends on our Preference Shares.
●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay dividends on our Preference Shares.

●	Ship values may fluctuate substantially, which has resulted in non-cash impairment charges on our Steam vessels in previous years, including in 2022. A further decline in ship values in the future could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.
●	The continuing COVID-19 pandemic, the spread of new variants and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

Risks Related to Us

●	Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and/or FSRUs/FSUs, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants.
●	We derive a substantial majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking new charters for our vessels.
●	Our contracts for the four newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.
●	As we take delivery of our newbuildings or any secondhand ships we may acquire, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.
●	We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.
●	Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default and foreclosure on our ships.
●	Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favorable terms.

Risks Related to our Preference Shares

●	Our Preference Shares are subordinated to our debt obligations and investors’ interests could be diluted by the issuance of additional preference shares and by other transactions.
●	Holders of our Preference Shares have extremely limited voting rights.
●	The Preference Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	Following the close of the Transaction, our corporate actions are substantially controlled by the Rolling Shareholders, who have the ability to effectively control the outcome of most important corporate matters. The interests of the Rolling Shareholders may be different than yours.

Risks Inherent in the LNG Carriers Business

Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our Preference Shares.

As of February 24, 2023, our owned and bareboat fleet consists of 34 LNG carriers (including the 14 LNG carriers owned and bareboat vessels of GasLog Partners) and four newbuilds. 18 of our owned and bareboat vessels (including five of the 14 LNG Carriers owned and bareboat vessels of GasLog Partners) and our four newbuild vessels currently operate or will operate under long-term time charters (defined as those with initial duration of more than three years). 15 of our vessels (including nine vessels owned by GasLog Partners) are currently trading in the short-term spot market (defined as contracts with initial duration of less than three years), while one vessel is currently undergoing conversion into an FSRU. Three of our Steam vessels and six of our TFDEs are due to come off charter in 2023. The charterers for three of the TFDEs and for one Steam vessel have extension options, and we have entered into a sale agreement for one Steam vessel. On redelivery, if the charterers do not exercise any extension option, the vessels will trade in the short-term spot market unless we are able to secure new long-term charters.

Five of the vessels (four vessels owned by GasLog Partners and one that GasLog has agreed to sell) operating in the short-term spot market are Steam vessels. Our Steam vessels are less efficient and have higher CO2 emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels, in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer-term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, the duration of term charters for on-the-water vessels with such charters is now generally anywhere between six months and three years. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for dividends to our shareholders, as well as our ability to meet certain of our debt obligations and covenants.

As of December 31, 2022, we had a total of 1,159 open vessel days during 2023. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay dividends on our Preference Shares.

Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, although the level of spot voyages and short-term time charters of less than 12 months in duration has grown in recent years but still remain extremely volatile. As vessels currently operating under multi-year charters redeliver together with uncommitted newbuilds from the extensive orderbook, the number of vessels available in the short-term or spot charter market is likely to continue to expand which may result in reduced opportunities to secure multi-year charters for our vessels. With our vessels trading in the short-term or spot market upon expiration or early termination of our current charters, our revenues and cash flows may become more volatile and may decline. In addition, an active short-term or spot charter market may require us to enter into charters on variable rates depending on market prices at the time, as opposed to fixed rates, and may result in extended periods of idle time between charters. These factors could result in a decrease in our revenues and cash flows, including cash available for dividends to shareholders.

An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.

Based on current levels of demand, we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, though the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering increased significantly in 2022, despite shipyard prices for newbuild vessels rising substantially, as a result of a renewed focus on energy security, diversification and investment in LNG infrastructure after the geopolitical events surrounding the Russia-Ukraine conflict and the decline of Russian pipeline flows to Europe by about 90%.

According to Poten & Partners Group, Inc. (“Poten”), as of January 31, 2023, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 606 vessels, with another 288 LNG carriers on order (with delivery up to 2028, 174 were ordered in 2022), of which 22 do not have multi-year charters. The majority of these vessels are tied to new projects, including about 20% of confirmed vessel orders tied to Qatar’s North Field Expansion project, and therefore likely to not negatively impact the supply-demand for vessels.

Any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping will likely have a negative impact on charter hire rates, vessel utilization and vessel values, however it has become difficult to secure additional berths and with prices for new vessels exceeding $250.0 million, ordering may subside in 2023. If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for dividends to shareholders, may decline.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay dividends on our Preference Shares.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (“IMO”) has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (ratified in the MEPC75) starting from 2023 towards 2030 and 2050 goals. The EU is trying to incorporate shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In February 2022, proposed new rules announced by the EU named natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase out periods) and set out new disclosure rules for companies regarding annual reporting about compliance with green criteria. The rules came into effect on January 1, 2023.

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

Compliance with OPA and other environmental laws and regulations may also require ship owners and operators to incur increased costs for additional maintenance and inspection requirements, develop contingency arrangements for potential spills, obtain mandated insurance coverage and meet financial responsibility requirements.

Increased concern over climate change could lead to a more negative perception of the oil and gas industry which could impact our ability to attract investors, access financing in the bank and capital markets and attract and retain talent.

Ship values may fluctuate substantially, which has resulted in non-cash impairment charges on our Steam vessels in previous years, including in 2022. A further decline in ship values in the future could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

If the market value of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment charge recorded in the year ended December 31, 2022, which could adversely affect our results of operations. A further decline in ship values at a time when we are attempting to dispose of ships, could cause us to incur a loss, similar to the aggregate impairment loss of $37.6 million recognized during the year ended December 31, 2022 in relation to the sale and leaseback of one TFDE and one Steam vessel and the sale of another Steam vessel. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels”. Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders.

Climate change and greenhouse gas restrictions may adversely impact our results of operations, financial condition and ability to pay dividends on our Preference Shares.

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases, or “GHGs”, from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Such compliance could also affect our revenues and significantly change the market in which we compete, which may adversely affect any strategic growth opportunities.

There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by the fact that some of our charterers have set specific carbon emissions targets, covering all of their activities and products and those of their suppliers. GasLog’s vessels on charter to those charterers and other energy companies form part of their supply chain may be captured within their targets. In addition, many large financial institutions are under pressure to both reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact the cash available for dividends to our shareholders.

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

The continuing COVID-19 pandemic, the spread of new variants and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. Initially, the COVID-19 pandemic and governmental responses thereto negatively impacted global economic activity and demand for energy, including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices were pressured downward in 2020. Oil prices recovered by the end of 2020 and continued to recover during 2021 due to oil production cuts, as well as a more favorable economic outlook following the distribution of several COVID-19 vaccines around the world which helped to balance the market. Similarly global natural gas prices were impacted by lower industrial demand at the start of the COVID-19 pandemic, particularly during the second and third quarters of 2020, as well as increasing gas production in export markets such as the United States. Although the LNG market continued to improve throughout 2022 and remains on a positive trend, this improvement may not be sustainable in the long-term.

The ongoing spread of the COVID-19 virus, and emergence of new variants, may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. The onset of the pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in the COVID-19 virus or any variants thereof. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With 15 of our vessels (including nine vessels owned by GasLog Partners) currently trading in the short-term spot market (defined as contracts with initial duration of less than three years), any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

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

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of the COVID-19 pandemic or other epidemic or a recession or market correction resulting from the spread of COVID-19 could have a material adverse effect on the global economy, energy demand and our business.

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

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber events or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of the COVID-19 virus and variants that may emerge) and related governmental responses thereto, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;
●	delays in the delivery of cargo;
●	loss of revenues from termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and

●	damage to our reputation and customer relationships generally.

If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 34 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to pay cash dividends to our shareholders.

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

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected. The upcoming dry-dockings of vessels in operation (excluding the GasLog Athens which will be sold and the Alexandroupoli which is under FSRU conversion) are expected to be carried out in 2023 (seven vessels), 2024 (four vessels), 2025 (12 vessels), 2026 (eight vessels) and 2028 (one vessel).

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

Our future performance and ability to secure future employment for our vessels depends on continued growth in LNG production and demand for LNG and LNG shipping and declines in the demand for LNG and LNG shipping may have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

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

Natural gas and oil prices are subject to volatility due to global events outside of our control, including the recent events in Russia and Ukraine. A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are likely to continue to face volatility given the constrained supply outlook following the cessation of pipeline flows from Russia to Europe and suspected sabotage of the Nord Stream 1 and 2 pipelines. Given the lead time for new LNG infrastructure, supply deficit and seasonal nature of LNG demand prices are likely to continue being volatile and dependent on demand reduction measures, weather impact on demand and availability/price of alternative sources of energy such as coal. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

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

With 15 vessels (including nine vessels in the GasLog Partners fleet) operating in the short-term spot market (defined as vessels under contracts of less than three years) the significant global natural gas and crude oil price volatility referenced above may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

Compliance with new IMO measures related to the reduction of GHG emissions from international shipping could adversely impact our fleet and operations. Technical and operational measures implemented by regulations include the Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”).

The IMO, the United Nations’ agency for regulating shipping, introduced and adopted two new measures, the EEXI and CII, which entered into force on January 1, 2023 and are expected to have an impact on our fleet in the short and long-term. Pursuant to the EEXI regulation, Steam vessels require an Engine Power Limitation which will have an impact on the vessels’ maximum attainable speed. The CII regulation may also have an impact on our Steam and TFDE vessels, although the operative form of the regulatory framework and the consequences of non-compliance have yet to be defined by IMO, making it difficult to assess the size and timing of any associated risks. However, any impact of the CII is likely to impact smaller and less efficient Steam vessels first.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, such as the continuing COVID-19 pandemic and high inflation experienced in 2022. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends to our shareholders.

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

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to shareholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine, and attendant sanctions promulgated by the United States, the European Union (“EU”) and other countries may also adversely impact our business, especially given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

The ongoing conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed action. The invasion of Ukraine has disrupted supply chains and caused instability in the global economy; these effects are likely to continue and possibly compound as the conflict remains ongoing. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

In the future, the ships we own, lease or manage could be required to call at ports located in countries that are subject to restrictions imposed by the United States and other governments.

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

The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated, and the Marshall Islands and British Virgin Islands, where we also have affiliated entities incorporated. Bermuda, the British Virgin Islands and the Marshall Islands all committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and each country has passed legislation in the form of the Bermuda Economic Substance Act of 2018, the British Virgin Islands Economic Substance Act of 2018 and the Marshall Islands Economic Substance Regulations, 2018, as amended.

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

We may be subject to litigation that could have an adverse effect on our results of operations, financial condition and ability to pay distributions.

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

Risks Related to Us

Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels and/or FSRUs/FSUs, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants.

One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into long-term time charter contracts for some or all of the 15 vessels currently trading in the short-term spot market (as defined those contracts with initial duration of less than five years). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

For the year ended December 31, 2022, 31.0% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favorable terms, we will suffer a loss of revenues.

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

Our contracts for the four newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

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

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.

GasLog’s business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog’s information and operational technology systems and networks, or to steal data. A successful cyber attack could materially disrupt GasLog’s operations, including the safety and integrity of our operations or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog’s information technology systems could have a material adverse effect on GasLog’s business and results of operations. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

War, terrorism and geopolitical conflicts could be accompanied by cyber-attacks against instruments of the government and/or cyber-attacks on surrounding countries. Cyber-attacks against the Ukrainian government and other countries in the region were reported in connection with the ongoing conflict between Russian and Ukraine in 2022. It is possible that such attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could hinder our ability to conduct our business effectively and adversely impact our revenues. It is difficult to assess the likelihood of such threat and any potential impact at this time.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the EU on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Changes in the nature of cyber threats and/or changes to industry standards and regulations may require additional expenses to ensure compliance or might require us to adopt additional procedures for monitoring cybersecurity, which could require significant additional expenses and/or capital expenditures.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand vessels to the extent that they are available in the same way that we acquired the Alexandroupoli and the eight vessels acquired from MSL in 2014 and 2015. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

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

Our credit facilities and bonds, including the 2029 Notes and the NOK 2024 Bonds defined below, also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis and to GasLog Partners and its subsidiaries on a consolidated basis. These financial covenants generally include the following:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0 (not included in the GasLog Partners financial covenants);
●	total indebtedness divided by our total assets must not exceed 75.0% (in the case of the GasLog Partners financial covenants, must be less than 65.0%);
●	the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million (in the case of the GasLog Partners financial covenants, the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million);
●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalents and short-term investments are at least $110.0 million (not included in the GasLog Partners financial covenants);
●	being permitted to pay dividends subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (in the case of the GasLog Partners financial covenants, being permitted to pay dividends subject to no event of default having occurred or resulting from such payment); and
●	market value adjusted net worth must be not less than $350.0 million (not included in the GasLog Partners financial covenants).

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

In addition, the terms of the Norwegian Kroner (‘‘NOK’’) denominated bonds issued under the agreement signed on November 27, 2019, between GasLog and the bond trustee, as amended (the ‘‘NOK 2024 Bonds’’), include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of GasLog’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bonds”.

Additionally, on September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of 7.75% Notes due in 2029 (the “2029 Notes”). The Note Purchase Agreement requires that GasLog comply with financial covenants that are identical to GasLog’s financial covenants, and also contains certain restrictions on indebtedness, liens, guarantees, asset sales and distributions, among others. Among other exceptions, new indebtedness is permitted when the Company meets pre-determined thresholds on a pro-forma basis for its “Charter Coverage Ratio” (the ratio of the present value of qualified contracted revenues to the aggregate indebtedness of the Company on any date).

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

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends on our Preference Shares.

As of December 31, 2022, we had an aggregate of $3.3 billion of indebtedness outstanding under our credit agreements, the NOK 2024 Bonds and the 2029 Notes, of which $295.0 million was repayable within one year, and finance lease liabilities of $336.4 million, of which $48.5 million was repayable within one year. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favorable terms.

We believe that our existing cash and cash equivalents and our operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we are obligated to make substantial capital expenditures to fund our commitments for the four newbuildings we have on order. As of December 31, 2022, the total remaining balance of the contract prices of the four LNG carriers on order was $700.6 million, of which $123.9 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMBFL. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”. The delivery installments, which are anticipated on various dates in 2024 and 2025, are subject to a fair market value test, whereby we will receive an aggregate amount of financing of 92.5% of the lower of the newbuilding contract price and the fair market value at the time of delivery.

To the extent that we are unable to draw down the amounts committed under the CMBFL sale and leaseback agreements, whether due to failure to comply with the terms of such agreements or the lenders’ failure to fund the committed amounts, or to the extent that we are unable to put in place new debt facilities of sufficient quantum and on acceptable terms, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our four contracted newbuildings. If we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments.

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

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. If we are unable to raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

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

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of February 24, 2023, we have no significant assets other than the equity interests in our subsidiaries, including GasLog Partners, in which we hold a 33.2% equity interest (including our 2.0% general partner interest). As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us, including cash distributions and management and administrative services fees received from GasLog Partners. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends.

On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, as well as increased spot exposure in its fleet, GasLog Partners announced that it will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. Currently, the Partnership’s capital allocation strategy remains unchanged with a focus on balance sheet strength, deleveraging, reducing the all-in break-even rates in the Partnership’s fleet and repurchasing GasLog Partners Preference Units on an opportunistic basis in the open market. Other factors which may impact the value of our equity interest in GasLog Partners and its ability to distribute funds to us are described in its public filings with the SEC. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $17.6 million as of December 31, 2022. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Increased regulatory oversight, uncertainty relating to the nature and timing of the phasing out of the London Interbank Offered Rate (“LIBOR”), and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

As a result of the majority of our debt being primarily based on LIBOR and certain other interest rate benchmarks, fluctuations in interest rates could have a material effect on our interest expense and borrowing costs. LIBOR and certain other interest rate benchmarks may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR as currently published by the ICE Benchmark Administration with a target date immediately after June 30, 2023. The Alternative Reference Rates Committee (“ARRC”), a steering committee comprised of U.S. financial market participants, has selected the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. The manner and impact of this transition may materially adversely affect the trading market for LIBOR based agreements, including our credit facilities and interest rate swaps. As of December 31, 2022, our obligations under our secured credit facilities which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to approximately $2.4 billion. While many agreements governing our indebtedness contain mechanics intended to address the anticipated cessation of the availability of LIBOR, once LIBOR ceases to be published, we will need to negotiate the replacement benchmark rate on other credit facilities and interest rate swaps and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or dividend payments differing from expectations and could affect our profit and the market value of our Preference Shares.

In addition, any changes announced by the Financial Conduct Authority (“FCA”), including the FCA Announcement, the Intercontinental Exchange (“ICE”) Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of interest or dividend payments during the floating rate period for our LIBOR based agreements would be affected and could affect our profit or the market value of our Preference Shares.

As of December 31, 2022, the GasLog Partners $193.7M Facility had been transitioned to the three-month Chicago Mercantile Exchange (“CME”) Term SOFR Reference Rate as administered by CME Group Benchmark Administration Limited (“CBA”) and the credit agreement of $576.9 million signed on July 16, 2020 (the “GasLog $576.9M Facility”) was transitioned to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York. In February 2023, the transition documentation for the GasLog Partners’ facility for up to $450.0 million signed on February 20, 2019 (the “2019 GasLog Partners Facility”) was also signed. We are in discussions with the agents and lenders related to transitioning the October 2015 Facility, the 7xNB Facility, the facility that GasLog signed on June 25, 2019 for the financing of the GasLog Warsaw (the “GasLog Warsaw Facility”) and the credit agreement of $260.3 million that GasLog Partners signed on July 16, 2020 (the “ GasLog Partners $260.3M Facility”) to a SOFR rate, and we currently expect to enter into definitive documentation to transition each in March 2023. Transition of each of the GasLog Hong Kong SLB and the GasLog Houston SLB and the interest rate swaps to a SOFR rate is currently expected to follow by April 2023.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges in our statement of profit and loss.

We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2022, we had 18 derivative contracts in place with a notional amount of $0.9 billion. The changes in the fair value of the 18 derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and compliance with the market value adjusted net worth covenants in our credit facilities.

As of December 31, 2022, we had three Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2024 Bonds. As of December 31, 2022, the three CCSs had a notional amount of $98.6 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly Euros, British Pounds Sterling, Singapore dollars and Japanese Yen). As of December 31, 2022, we had 73 forward foreign exchange contracts in place with an aggregate notional amount of €49.2 million and 13 forward foreign exchange contracts in place with an aggregate notional amount of S$39.5 million. The changes in the fair value of these contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and compliance with the market value adjusted net worth covenants in our credit facilities.

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

Our earnings and business are subject to the credit risk associated with our contractual counterparties and if our counterparties fail to perform their obligations we could sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts, interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2022, 31.0% of our revenues derived from subsidiaries of Shell. We also have five vessels on charter to Cheniere, two vessels on charter to Centrica and one vessel on charter to each of Mitsui, Endesa, Jera and TotalEnergies. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

Risks Related to our Preference Shares

We are a “foreign private issuer” under the securities laws of the United States and the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Our Preference Shares are subordinated to all of our existing and future indebtedness. As of December 31, 2022, we had $3.3 billion of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to shareholders. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

GasLog does not expect to qualify for the statutory tax exemption for the year of 2022 or for future years. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for dividends to our shareholders. For 2022, the U.S. source gross transportation tax for the wholly owned subsidiaries of GasLog was $4.3 million. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

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

Since GasLog Partners’ IPO, the Partnership has completed follow-on equity offerings as set out below, the proceeds of which have been used for general corporate purposes including partially funding the acquisition of the GasLog subsidiaries that owned the vessels listed below:

Date Acquisition
Date of Equity Offering	Equity Offering	Net Proceeds	Vessels Purchased	Completed
September 29, 2014	Follow‑on common equity offering	$133.0 million	Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014
June 26, 2015	Follow‑on common equity offering	$171.8 million	Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1,2015
August 5, 2016	Follow‑on common equity offering	$52.3 million	GasLog Seattle	November 1, 2016
January 27, 2017	Follow‑on common equity offering	$78.2 million	GasLog Greece	May 3, 2017
May 15, 2017	Preference equity offering	$138.8 million	GasLog Geneva	July 3, 2017
May 16, 2017 onwards	Common equity offering through an at-the-market common equity offering which commenced in May 2017 (the “ATM Programme”)	$123.4 million (through December 31, 2020)	Solaris Methane Becki Anne	October 20, 2017 November 14, 2018
January 17, 2018	Preference equity offering	$111.0 million	GasLog Gibraltar	April 26, 2018
November 15, 2018	Preference equity offering	$96.3 million	GasLog Glasgow	April 1, 2019

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

As of February 24, 2023, GasLog holds a 33.2% interest in the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership’s partnership agreement, or the “Partnership Agreement”, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements. The Group’s control of the general partner and consequently of the Partnership could be challenged with a 66.67% vote by other unitholders. However, as the Partnership Agreement limits any single unitholder to a maximum of 4.9% of the vote, it is highly unlikely that a coordinated vote of widely held unitholders will be organized to change the Group’s control of the general partner. As a result, the Group continues to assume that control of the general partner is a relevant basis on which to conclude control of the Partnership.

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the general partner’s incentive distribution rights (the “IDRs”) in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 were Class B-1 units, 415,000 were Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, 2021 and 2022, the 415,000 Class B-1 units, the 415,000 Class B-2 units and the 415,000 Class B-3 units were converted into 415,000, 415,000 and 415,000 common units, respectively. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners’ profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner.

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

B. Business Overview

Overview

We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of February 24, 2023, consists of 38 LNG carriers, including 33 ships on the water, four LNG carriers on order at one of the world’s leading LNG shipbuilders, DSME and one LNG carrier undergoing conversion into an FSRU. This includes 14 LNG carriers in GasLog Partners’ owned and bareboat fleet. We have entered into certain agreements with GasLog Partners governing our relationship, including purchase options for certain of our ships. We currently manage and operate 34 LNG carriers including 14 of our wholly owned ships in operation, as well as one LNG carrier undergoing conversion into an FSRU, 12 ships contributed or sold to the Partnership, one additional LNG carrier in which we have a 25.0% interest and seven vessels secured under long-term bareboat charters from Lepta Shipping, Sea 190 Leasing, Hai Kuo Shipping, CDBL and another unrelated party. We are also supervising the construction of our newbuildings. We operate our vessels under time charters. As of December 31, 2022, these contracts are expected to provide total contracted revenues of $3.7 billion during their initial terms, which expire between 2023 and 2035. During 2022, 2021 and 2020, we generated revenues of $916.3 million, $809.6 million and $674.1 million, respectively. For disaggregation of revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Customers”.

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

Each of our 33 owned and bareboat LNG carriers, the four LNG carriers under construction and the one LNG carrier undergoing conversion into an FSRU is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Our owned and bareboat fleet has an average age of 8.2 years, making it one of the youngest in the industry. By comparison, as of December 31, 2022, the average age for the global trading LNG carrier fleet including LNG carriers of all sizes, was 10.62 years.

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

A wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade in 2016. Gastrade is licensed to develop an LNG receiving terminal utilizing an FSRU offshore Alexandroupolis in Northern Greece. The FSRU will be connected to the Greek national grid via a 24km subsea pipeline. A wholly owned subsidiary of GasLog has executed a long-term Operation and Maintenance Agreement with Gastrade under which GasLog will be the operator of the FSRU. This agreement is tied to the Terminal Use Agreement of the Alexandroupolis Project. In March 2020, Gastrade concluded the second phase of the regulatory market test for long-term capacity in the terminal with an aggregate long-term profile of binding offers for up to 15 years, reaching 2.6 billion cubic meters per year, from Greek and international natural gas companies, as well as end consumers. The binding offers were subsequently confirmed by the signing of Advanced Capacity Reservation Agreements for the reservation of regasification capacity at the FSRU terminal. DEPA, the Greek State Gas Company, acquired a 20% shareholding in Gastrade in 2019. BulgarTransGaz, the Bulgarian State Gas Transportation Company acquired a 20% shareholding in Gastrade in 2020 and DESFA, the Greek National Gas Transmission Operator acquired a 20% shareholding in Gastrade in December 2021. Gastrade signed contracts with the Pipeline EPCI Contractor, the Mooring Contractor and GasLog, as the FSRU provider. Gastrade took Final Investment Decision (“FID”) on the project in January 2022 and the start-up of the LNG regasification terminal in Alexandroupolis is anticipated to occur in the fourth quarter of 2023. On February 2, 2022, GasLog entered into an agreement for the sale of the Alexandroupoli to Gastrade for $265.1 million, payable in installments, following the completion of its conversion to an FSRU. On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Keppel Shipyard Ltd. for the conversion of the vessel into an FSRU in connection with the FID taken by Gastrade. In February 2023, Alexandroupoli registered under the Greek flag and entered into the shipyard for FSRU conversion, which is expected to be completed by the fourth quarter of 2023.

In September 2019, GasLog announced that a wholly owned subsidiary of GasLog had signed a 10-year time charter with Sinolam for the provision of a LNG FSU to a gas-fired power project being developed on Panama. On January 23, 2023, GasLog received a notice of termination of the above charter from Sinolam.

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd and GasLog’s subsidiary, GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem respectively with CDBL. The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation.

On March 28, 2022, GasLog’s subsidiary, GAS-six Ltd., completed the sale and leaseback of the GasLog Skagen with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On September 14, 2022, GasLog Partners’ subsidiary, GAS-twenty Ltd., completed the sale of the Methane Shirley Elisabeth to an unrelated third party.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd., completed the sale and leaseback of the Methane Heather Sally with an unrelated party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation.

On January 17, 2023, GasLog’s subsidiary, GasLog Hellas-2 Special Maritime Enterprise, the vessel-owning entity of the GasLog Athens, signed a memorandum of agreement with respect to the sale of its vessel to an unrelated third party, with the transaction expected to be completed upon redelivery of the vessel from its current charterer.

On January 24, 2023, GasLog delivered an unsolicited non-binding proposal to the Partnership’s board of directors to acquire all of the outstanding Common Units not already beneficially owned by GasLog. In connection with the proposed transaction, each Common Unit would receive overall value of $7.70 per Common Unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per Common Unit in cash to be distributed to the Partnership unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction. There can be no assurance that any discussions that may occur between GasLog and the Partnership with respect to the proposed transaction will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement.

GasLog Partners’ subsidiary, GAS-seventeen Ltd., owner of Methane Jane Elizabeth, is currently in advanced stages of negotiations with Venice for the provision of an FSRU to be deployed at Outer Harbor in Adelaide, South Australia. Subject to final agreement of the charter terms and the satisfaction of customary conditions precedent including the project taking FID, the Methane Jane Elizabeth will undergo modifications and conversion to an FSRU and is expected to be delivered to Venice no later than the fourth quarter of 2025 for a ten-year time charter.

In March 2023, the board of directors of GasLog Partners and GasLog approved management’s recommendation to proceed with the sale and leaseback of the GasLog Sydney, a 155,000 cbm TFDE LNG carrier built in 2013 and the GasLog Saratoga, a 155,000 cbm TFDE LNG carrier built in 2014, each with CDBL for a period of five years under bareboat charters with no purchase option or obligation, but including a profit share mechanism. The completion of the sale and leasebacks is subject to the signing of final documentation with CDBL.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of February 24, 2023:

		Year				Charter	Optional
Vessel Name		Built	cbm	Charterer	Propulsion	Expiration	Period
1	Alexandroupoli (1)	2010	153,600	N/A	TFDE	N/A	N/A
2	GasLog Singapore (2)	2010	155,000	Singapore LNG Corporation	TFDE	April 2023	—
3	GasLog Athens (3)	2006	145,000	DESFA	Steam	June 2023	2023 (3)
4	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company (4)	TFDE	July 2024	2025 (4)
5	GasLog Saratoga	2014	155,000	Mitsui	TFDE	September 2024	—
6	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033 (5)
7	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033 (6)
8	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (6)
9	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (7)
10	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (7)
11	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (7)
12	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (7)
13	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (5)
14	GasLog Warsaw	2019	180,000	Endesa	X-DF	May 2029	2035-2041 (8)
15	GasLog Wales	2020	180,000	Jera	X-DF	March 2032	2035-2038 (9)

The following table presents information about GasLog Partners’ fleet and their associated time charters as of February 24, 2023:

		Year				Charter	Optional
Vessel Name		Built	cbm	Charterer	Propulsion	Expiration	Period
1	GasLog Sydney	2013	155,000	Naturgy	TFDE	April 2023	—
2	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (5)
3	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
4	Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2023	2024-2025 (10)
5	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (5)
6	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
7	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2023	2028 (11)
8	GasLog Seattle	2013	155,000	Major Trading House	TFDE	March 2023	—
				Energy Trading Company (12)		March 2024	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2024	2025 (7)
10	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (5)
11	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (5)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029 (13)	—

Bareboat Vessels

The following table presents information about our bareboat fleet and their associated time charters as of February 24, 2023:

		Year				Charter	Optional
Vessel Name		Built	cbm	Charterer	Propulsion	Expiration	Period
1	GasLog Skagen (14)	2013	155,000	Tokyo LNG	TFDE	September 2024	—
2	GasLog Hong Kong (14)	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (15)
3	GasLog Salem (14)	2015	155,000	Gunvor	TFDE	March 2026	—
4	Methane Julia Louise (14)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (5)
5	GasLog Houston (14)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (5)

The following table presents information about GasLog Partners’ bareboat fleet and their associated time charters as of February 24, 2023:

		Year				Charter	Optional
Vessel Name		Built	cbm	Charterer	Propulsion	Expiration	Period
1	GasLog Shanghai (14)	2013	155,000	Woodside	TFDE	February 2025	2026 (16)
2	Methane Heather Sally (14)	2007	145,000	SEA Charterer	Steam	July 2025	—
(1)	The vessel GasLog Chelsea was renamed to Alexandroupoli in February 2023. The vessel is currently undergoing conversion into an FSRU.
(2)	The vessel is chartered to Singapore LNG Corporation.
(3)	The vessel Methane Lydon Volney was renamed to GasLog Athens in October 2022. The vessel is chartered to DESFA for a period of one year. DESFA has the right to extend the charter by six additional months provided that DESFA gives us advance notice of declaration. Upon redelivery from DESFA, the vessel will be sold to an unrelated third party.
(4)	The vessel is chartered to a multinational oil and gas company. The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of the declaration.
(5)	Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Julia Louise for a period of either three or five years and (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations. The periods shown reflect the expiration of the minimum optional periods and the maximum optional periods.
(6)	Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration. The periods shown reflect the expiration of the minimum optional periods and the maximum optional periods.

(7)	Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by an additional period of one year, provided that Cheniere gives us advance notice of the declarations. The periods shown reflect the expiration of the minimum optional periods and the maximum optional periods.
(8)	Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(9)	Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(10)	The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(11)	Trafigura may extend the term of this time charter for a period ranging from one to five years, provided that the charterer gives us advance notice of declaration.
(12)	The vessel is expected to commence its time charter with a Swiss-headquartered energy trading company following expiration of its current charter with a major trading house.
(13)	The charterer extended the term of the related charter from March 2024 to March 2029 exercising the five-year extension option.
(14)	Gas-six Ltd., GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Skagen, the GasLog Salem and the GasLog Shanghai, respectively, to CDBL and leased them back for a period of five years, with no repurchase option or obligation. GAS-twenty one Ltd. has sold the Methane Heather Sally to an unrelated party and leased back under a bareboat charter until the middle of 2025 with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing, the Methane Julia Louise to Lepta Shipping and the GasLog Houston to Hai Kuo Shipping, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.
(15)	TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.
(16)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

Newbuilds

						Estimated
		Expected				Charter
Vessel Name		Delivery(1)	cbm	Charterer	Propulsion	Expiration(2)
1	Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
2	Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
3	Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
4	Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035
(1)	Expected delivery quarters are presented.
(2)	Charter expiration to be determined based upon actual date of delivery.

Key Fleet Characteristics

The key characteristics of our current owned and bareboat fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 180,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their efficiency and operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;
●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

●	each of our delivered ships is equipped with a modern Steam turbine or has TFDE or X-DF engine propulsion technology;
●	Bermuda is the flag state of each ship with the exception of the GasLog Warsaw and the GasLog Athens which each have a Greek flag;
●	each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	as of December 31, 2022 our owned and bareboat fleet has an average age of 8.2 years, making it one of the youngest in the industry, compared to an average age of 10.62 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2022.

In addition to our owned and bareboat fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer’s option.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 34 LNG carriers currently operating in our owned and bareboat fleet. We supervised the construction of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard.

The following table provides information about our managed, third party owned ship (not including the bareboat vessels):

					GasLog		Charter
Vessel Name		Year Built	cbm	Propulsion	Ownership	Ship Owner	Expiration
1	Methane Nile Eagle (1)	2007	145,000	Steam	25.0%	Egypt LNG (1)	2027
(1)	The Methane Nile Eagle is owned by Egypt LNG in which we indirectly hold a 25.0% equity interest. Shell Integrated Gas Thailand PTE. Ltd., a subsidiary of Shell, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25.0% and 50.0% equity interests, respectively, in Egypt LNG.

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

Initial Term, Extensions and Redelivery

Long-term Market (defined as charter parties with initial duration of more than three years)

The initial term charter for the Methane Becki Anne to MSL began upon its acquisition by GasLog in 2015 and will terminate in 2029 following the declaration of the five-year option charter period by MSL. There are no further other options remaining.

The initial term of the time charter for the Methane Julia Louise began upon delivery to GasLog and will terminate in 2026. MSL has the option to extend the long-term bareboat charter of the Methane Julia Louise which is now owned by Lepta Shipping and leased back to GasLog, for an additional period of either three or five years beyond the initial charter expiration date.

The initial term of the time charter for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023, respectively. For the GasLog Greece and the GasLog Glasgow, MSL has options to extend the terms of the charters for five years and for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the terms of the charters by two additional periods of five and three years, respectively. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

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

Our time charter to a multinational oil and gas company for the Hull No. 2532 will begin upon delivery of the vessel from the shipyard in 2024 and the initial charter terms will terminate in 2031. The charterer has the option to extend the term of the charter by a period of three years.

Our time charter to Mitsui for the Hull No. 2533 will begin upon delivery of the vessel from the shipyard in 2024 and the initial charter terms will terminate in 2033. Mitsui has the option to extend the term of the charter by two consecutive periods of two years.

Our time charters to Woodside for the Hull Nos. 2534 and 2535 will begin upon delivery of the vessels from the shipyard in 2025 and the initial charter terms will terminate in 2035. The charterer has the option to extend the term of the charter by two consecutive periods of three years and two years.

Short-term Spot Market (defined as charter parties with initial duration of less than three years)

Our time charter to Trafigura for the GasLog Santiago began in August 2018 and will terminate in December 2023 following Trafigura’s exercise of the second optional period of one further year. Trafigura retains the option to further extend the term of the time charter for five years at a specified rate.

Our time charter to Gunvor for the GasLog Salem began in June 2019. There is a variable rate of hire within an agreed range during the charter period which will cease and switch to a specified rate in April 2023 until the charter is terminated in March 2026 following an agreement to extend the charter by three years. The vessel is now owned by a wholly owned subsidiary of CDBL and leased back to GasLog.

Our time charter to Woodside for the GasLog Shanghai began in February 2023 and will terminate after two years. Woodside has the option to extend the term of the charter by a period of one year, provided that the charterer gives advance notice. The vessel is owned by a wholly owned subsidiary of CDBL and leased back to GasLog Partners.

Our time charter to CNTIC VPower for the Methane Alison Victoria began in October 2020 and the charter will terminate in October 2023. CNTIC VPower has the option to extend the term of the charter by two additional periods of one year, provided that the charterer gives advance notice.

The initial time charter for the Methane Jane Elizabeth to Cheniere began in December 2020 and the charter will terminate in March 2024 following the charterer’s exercise of the first option period for one year. Cheniere has the option to extend the term of the charter by an additional option period of one year at a specified rate.

The Solaris, following a series of successful spot fixtures after the vessel’s redelivery from the initial long-term charter with Shell in May 2022, commenced a one-year charter with an Energy Major which will terminate in October 2023.

The Methane Heather Sally commenced a three-year charter with a SEA charterer in August 2022 which will terminate in July 2025.

The Methane Rita Andrea commenced a one-year time charter with an Energy Major which will terminate in October 2023.

The GasLog Athens commenced a one-year time charter with DESFA in June 2022 which will terminate in June 2023. DESFA has the option to extend the term of the charter by 180 days.

The GasLog Savannah commenced a time charter with a multinational oil and gas company in September 2022 which will terminate in July 2024. The charterer has the option to extend the term of the charter by one year.

The GasLog Singapore commenced a one-year time charter with Singapore LNG Corporation in March 2022 which will terminate in April 2023.

The GasLog Skagen commenced a two-year time charter with Tokyo LNG in September 2022 which will terminate in September 2024.

The GasLog Sydney commenced an 11-month time charter with Naturgy in May 2022 which will terminate in April 2023.

The GasLog Seattle commenced a multi-month charter with a major trading house which will terminate in March 2023. The GasLog Seattle will then commence a back-to-back charter with the above for a one-year time charter with a Swiss-headquartered energy trading company which will terminate in March 2024.

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

The Bareboat Charters

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and leaseback the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GAS-twenty six Ltd. has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GAS-twenty six Ltd. has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its 11 year charter with MSL.

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

On October 26, 2021, GasLog Partners’ subsidiary GAS-three Ltd and GasLog’s subsidiary GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem respectively with CDBL. The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation. The vessels remain on their charters with Gunvor.

On March 28, 2022, GasLog’s subsidiary, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation. After the expiration of its charter with Chevron in September 2022, the vessel was chartered to Tokyo LNG for a period of two years.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd., completed the sale and leaseback of the Methane Heather Sally with an unrelated party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation. The vessel remains on its charter with a SEA charterer.

Shipbuilding Contracts

As of December 31, 2022, our active shipbuilding contracts with DSME in respect of four newbuildings have an aggregate contract price of approximately $824.4 million. As of December 31, 2022, the aggregate outstanding balance was $700.6 million. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2022, our remaining payment obligations under the shipbuilding contracts were as follows:

As of
December 31, 2022(1)
(in thousands of
U.S. dollars)
Amounts due in less than one year	123,855
Amounts due in one to three years	576,727
Total	700,582
(1)	Installments of $41.0 million have already been paid in 2023 to date.

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

Ship Management Services and Construction Supervision

Management of our owned and bareboat fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2022, ship management services provided to external customers accounted for approximately 0.1% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuildings through GasLog LNG Services. During the newbuildings process we have employees on-site in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of three LNG carriers in Shell’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung Heavy Industries Co., Ltd.

Technical and Operational Management

Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations for our owned and bareboat fleet and for the Methane Nile Eagle owned by Egypt LNG. The services provided include crewing, training, employing armed guards for transport in certain high-risk areas, insurance, maintenance and repair, procurement of supplies and equipment, regulatory and classification compliance and HSSE management and reporting, as well as dry-docking under certain charters. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through seven of our vessels (six TFDE and one Steam vessel) and through nine of the GasLog Partners vessels (four Steam and five TFDE), we operate in the spot charter market that covers charters of less than five years.

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

Seagoing and Shore-Based Employees

During 2022, we had an average of 152 full-time employees based in our offices in Piraeus, London and Singapore. In addition to our shore-based employees, we also employed (directly and through manning agents) approximately 2,204 seafaring staff serving on our owned and managed ships. As we grow, GasLog and its affiliates may expect to recruit a number of additional seafarers qualified to staff and operate our newbuildings, as well as a small number of shore-based personnel.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. Through our ESG strategy, we are constantly aiming to improve the diversity, equity and inclusion of our workforce and management team, granting access and engagement to a wide pool of talent. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2022, our retention rate was 96.1% for senior seagoing officers, 95.9% for other seagoing officers and 95.4% for shore staff.

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

All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are mandated. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special survey. According to class, vessels 15 years of age or over will be subject to special consideration and approval by Class ABS based on the vessel’s survey status before being permitted to have an Intermediate underwater inspection in Lieu of dry-docking (UWILD) instead of out of water dry-docking survey. Basis our maintenance standards and the condition of the vessels we expect we will be able to retain the five-year cycle of dry-docking and maintain this assumption for budgeting and operations planning.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All but three of our delivered ships are certified by the American Bureau of Shipping, or “ABS”; the other delivered ships are certified by the Det Norske Veritas. Each ship has been awarded International Safety Management (“ISM”) certification and is currently “in class”. Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessels as of February 24, 2023:

Dry‑docking
and
Ship Name	Special Survey
GasLog Shanghai	2023
GasLog Hong Kong	2023
GasLog Genoa	2023
GasLog Skagen	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
GasLog Gladstone	2024
GasLog Warsaw	2024
Solaris	2024
GasLog Saratoga	2024
Methane Jane Elizabeth	2025
GasLog Windsor	2025
GasLog Westminster	2025
GasLog Wales	2025
GasLog Georgetown	2025
Methane Alison Victoria	2025
Methane Heather Sally	2025
Methane Becki Anne	2025
Methane Julia Louise	2025
GasLog Savannah	2025
GasLog Salem	2025
GasLog Singapore	2025
GasLog Galveston	2026
GasLog Wellington	2026
GasLog Winchester	2026
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Glasgow	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
GasLog Houston	2028
H2532	2029
H2533	2029
H2534	2030
H2535	2030

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

We maintain hull and machinery insurance on all our owned and bareboat ships against marine and war risks at a Total Loss limit amount determined by the most recent brokers’ valuation and our mortgage’s insurance covenants, as deemed to be prudent. In addition, we maintain loss of hire insurance against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under our hull and machinery insurance. We maintain protection and indemnity insurance on all our owned and bareboat ships up to the maximum insurable limit available at any given time by the International Group of P&I Clubs. We also maintain ship manager insurance in respect of our managed vessel and cyber insurance coverage for all our owned and bareboat ships. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Cyber Insurance

We have insurance coverage for cyber related vessel hull and machinery risks. The policy covers physical damage to any of our vessels up to $50.0 million per vessel with a fleet aggregate limit of $150.0 million for each of the GasLog and GasLog Partners fleets.

We have also purchased an additional cyber product which compliments the existing vessel hull and machinery cyber cover for losses in excess of $0.1 million and up to $10.0 million. It provides coverage irrespective of cause (malicious act, terror or negligence) for the core enterprise risks including:

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

Safety Performance

We provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. During 2022, GasLog’s fleet experienced two restricted work cases and three first aid cases.

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

STCW was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement on international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments entered into force on January 1, 2012 under the tacit acceptance procedure and were aimed at bringing the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel oil (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be fitted with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas (“ECAs”). For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed on or after January 1, 2016. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”). Under this convention a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO has also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our owned ships that satisfies these requirements.

Non-compliance with the ISM Code or other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including ports in the United States and Europe.

The Maritime Labour Convention (“MLC”) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session in 2006, which established minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, whilst amendments were approved by the International Labour Conference at its 103rd Session in 2014. The convention establishes a single, coherent instrument embodying all up to date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions.

United States

Oil Pollution Act and CERCLA

Our operations are subject to the Oil Pollution Act (“OPA”), which established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability on owners and operators of ships for cleanup and natural resource damages from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. Effective March 23, 2023, OPA will increase the limit of liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,500 per gross ton or $21.5 million per double hull ship and continue to permit individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1.0 billion per incident for our owned ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

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

Clean Water Act

The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. Federal law.

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, (“VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non ballast water discharges including more stringent Best Management Practices for discharges of oil to sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. However, our TFDE LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam powered ships.

The CAA also requires states to adopt State Implementation Plans (“SIPs”), which are designed to attain national health based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after treatment requirements also apply. Our vessels can store and burn low sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act (“NISA”) impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase in of Coast Guard approved ballast water management systems (“BWMS”), became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (“BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (“HNS Convention”), if it enters into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including a two tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships and provide important building blocks for future GHG reduction measures. These amendments entered into force on November 1, 2022 and the requirements for EEXI and CII certification came into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, will be implemented for existing ships as technical measures to reduce CO2 emissions. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be rereviewed by MARPOL by January 1, 2026. The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, pursuant to the Paris Agreement, the IMO has established a framework for reducing global greenhouse gas emissions from shipping by at least 40% by 2030 and pursuing efforts towards 70% by 2050, compared to 2008 with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant expenditures that we cannot predict with certainty at this time.

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

C. Organizational Structure

GasLog is a holding company incorporated in Bermuda. As of February 24, 2023, it has 57 subsidiaries which are incorporated in the British Virgin Islands, Bermuda, the Marshall Islands, the United States, Singapore, Cyprus, Greece, Panama, Malta and England and Wales. Of our subsidiaries, 38 either own or leaseback vessels in our fleet or are parties to contracts to obtain newbuild vessels. Of our subsidiaries, 40 are wholly owned by us and 17 are 33.2% owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We occupy office space at 69 Akti Miaouli, Piraeus, GR 18537, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping; the lease agreement is disclosed and filed with the Greek authorities, and has been entered into at market rates. We also occupy office space at (i) 99 Kings Road, London SW3 4PA, United Kingdom, which we lease through our subsidiary, GasLog Services UK Ltd.; and (ii) ~24-02B Asia Square Tower 2, Singapore, which we lease through our subsidiary, GasLog Asia PTE. Ltd.

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

We are an international owner, operator and manager of LNG carriers. As of February 24, 2023, our wholly owned fleet consists of 19 LNG carriers, including 14 vessels in operation, four LNG carriers on order at DSME and one LNG carrier undergoing conversion into an FSRU. GasLog is also the general and controlling partner in GasLog Partners, which owns 12 LNG carriers and has leased back, under a bareboat charter (i) for a period of up to five years one vessel sold to CDBL in October 2021 and (ii) until the middle of 2025 one Steam vessel sold to another unrelated party in October 2022. In addition, GasLog has leased back under a bareboat charter (i) for a period of up to 20 years one vessel sold to Lepta Shipping in February 2016; (ii) for a period of up to 12 years one vessel sold to Sea 190 Leasing in October 2020; (iii) for a period of up to eight years one vessel sold to Hai Kuo Shipping in January 2021; (iv) for a period of up to five years one vessel sold to CDBL in October 2021 and (v) for a period of up to five years one vessel sold to CDBL in March 2022. We currently manage and operate 35 LNG carriers including 14 of our wholly owned vessels in operation, 12 vessels contributed or sold to the Partnership, the seven bareboat vessels (including GasLog Partners’ bareboat vessels), one LNG carrier undergoing conversion into an FSRU and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our four newbuildings. As of February 24, 2023, 18 of our owned and bareboat vessels (including five of the 14 vessels of the GasLog Partners owned and bareboat fleet) currently operate or will operate under long-term time charters (defined as those with initial duration of more than three years), and 15 of our vessels (including nine of the GasLog Partners owned and bareboat fleet) currently trade in the short-term spot market (defined as contracts with initial duration of less than three years). As of December 31, 2022, our contracts are expected to provide total contracted revenue of $3.7 billion during their initial terms, which expire between 2023 and 2035.

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

Industry Overview and Trends

Energy Prices

As referenced in “Item 3. Key Information—Risk Factors”, oil prices, as measured by the spot price of Brent crude oil continued to increase throughout 2022 peaking at above $120 per barrel on two occasions during the middle of the year but then declined once more to close the year flat at about $80 per barrel. Oil prices were affected by the uncertainty surrounding COVID-19 recovery which would be supportive of additional demand but demand remained constrained due to recession fears and China’s continuing zero COVID-19 policy. Oil prices were also impacted by the Russia-Ukraine conflict and the oil price cap which could significantly disrupt crude oil and oil product markets. In addition, the Organization of Petroleum Exporting Countries (“OPEC”) supported current prices by limiting production through production quotas.

This combination of factors has led to volatile oil prices in 2022, influenced primarily by exogenous factors that are likely to continue impacting the oil market in 2023. The year ended with Brent at about $80 per barrel (December 21, 2022), only marginally higher than 12 months ago at about $79.8 per barrel (December 31, 2021) despite rising to a peak of nearly $128 per barrel during 2022.

Global natural gas prices set new record high levels in many parts of the world during 2022. Specifically, natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility (“TTF”), peaked at approximately $160 per million British Thermal Units (“MMBtu”) in August and averaged approximately $41 per MMBtu during the year while in Asia, the Japan Korea Marker (“JKM”) set a new record of approximately $70 per MMBtu in August and averaged approximately $34 per MMBtu in 2022. Meanwhile, gas prices in the United States, as measured by the Henry Hub (“HH”) benchmark, also set a new record in response to increased demand for United States LNG by Europe rising to about $9.5 per MMBtu in August with an average of $6.5 per MMBtu in 2022.

The conflict between Russia and Ukraine, the gradual reduction of pipeline flows to Europe reaching a disruption of more than 90% of pipeline flows and sabotage of the Nordstream pipelines combined with European inventories at the end of the winter season (March 31, 2022) 10% below average levels resulted in a rush to purchase LNG in order to refill inventories before the winter. Success in refilling inventories to above 95% before the start of the winter season for 2022-2023, as well as continued mild weather in Northern Europe has resulted in LNG prices falling from the peak to just above $33 per MMBtu. The response in Asia was more muted as energy producers switched to coal in response to high gas prices while China’s covid restrictions were still in force throughout 2022 thus reducing energy demand and allowing excess gas to flow to Europe. The outlook for 2023 will depend mostly on the impact of weather on both Europe and Asia as this will directly impact the size of flows to Europe and its ability/need to refill inventories.

While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. This dynamic held true and is expected to be re-established in the long term but in 2022 has been superseded by the continued interest of charterers to secure long term charters for existing vessels. This trend began in 2021 but defined the 2022 chartering market due to charterers’ preference to be long shipping in order to not be exposed to a volatile market and to ensure sufficient tonnage to service their own volumes as well as any profitable opportunities that may arise.

LNG Supply

Supply for 2022 is forecast to be 403.5 million tonnes (“mt”), an increase of 17.5 mt or approximately 4.5% over 2021, according to Wood Mackenzie. The U.S. led supply growth in 2022, up by approximately 6.5 mt or 9.3% year-over-year thanks to high export utilization, the startup of the Calcasieu Pass project and despite the Freeport outage since June 2022 due to a fire.

Meanwhile some exporters such as Nigeria, Algeria, Angola and the UAE have faced declines of export levels and Wood Mackenzie estimates approximately 17.5 mt of lost LNG output due to planned or unplanned maintenance globally. Norway reversed the negative trend as it continues to recover from the fire that impacted its exports registering a 2.7 mt up from 0 flows in 2021. Wood Mackenzie also estimates 15.5 mt of LNG supply growth in 2023 or 3.8% year-over-year.

During 2022, 28.0 mt of new LNG liquefaction projects reached FID, according to Wood Mackenzie with at least another 100.0 mt expected to take FID before the end of 2024. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

For the full year 2022, LNG demand was 393.4 mt compared to approximately 372.1 mt for the full year 2021, an increase of 6%, according to Wood Mackenzie. Demand growth in 2022 was led by Europe where demand grew approximately 44.3 mt or 56.8% due to pipeline disruptions. Due to the limited supply of LNG and the increased demand, the increased flows to Europe were balanced by reduced flows to Asia Pacific amounting to about 16.7 mt or 6.1% year-over-year. Wood Mackenzie forecasts global LNG demand growth of 8.7 mt or 2% year-over-year in 2023.

LNG Shipping Rates and Chartering Activity

In the LNG shipping spot market, TFDE headline rates, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $130,158 per day in 2022, a 46% increase year-on-year. This was mostly influenced by the early seasonal peak with rates crossing the $200,000 per day in late September 2022 and crossing the $400,000 per day mark soon after in the middle of October 2022. This was motivated by the race for charterers to charter in independent vessels leaving none available in the spot market but also their reticence to release tonnage from their portfolios, preferring inefficiency to risking the security of their own cargos. This combined with speculative storage targeting the contango in Europe and congestion at import terminals due to increased LNG flows led to a significant lack of available vessels, which supercharged rates. Once LNG inventories in Europe were full, the continued Freeport outage as well as outages in Nigeria and Asia resulted in additional vessels being open in the market leading to a rapid decline.

The highlight of the 2022 market, however, was the term market for both existing TFDEs and existing Steam vessels, averaging respectively about $131,000 per day for TFDEs and $63,200 per day for Steam vessels for period of one year as reported by Clarksons. As indicated earlier this was motivated by the geopolitical events, surge in demand for LNG but also uncertainty. Only independent vessels were able to capitalize on this market given that they were the only ones able to give the duration and delivery/redelivery flexibility that sublets are unable to provide due to internal schedules. As a result, demand for these vessels surged with many vessels being fixed for periods longer than one year reaching up to three or more years in some cases at strong rates, leading to no available independent vessels in the spot market fairly early in the winter season. In order to circumvent this issue many charterers began seeking coverage for 2023 as early as November with vessels being forward fixed between the first and third quarter of 2023. This is likely to exacerbate the scarcity of independent vessels and could see a continuation of the existing trend in 2023.

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

Global LNG Fleet

According to Poten, as of January 31, 2023, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 606 vessels with another 288 LNG carriers on order, of which only 22 vessels (or 7.6%) do not have multi-year charters. Poten estimates that a total of 34 LNG carriers are due to be delivered in 2023. In 2022, a record 174 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

Voyage Expenses and Commissions

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter. Bunkers’ consumption recognized under Voyage expenses and Commissions mainly represents bunkers consumed during vessels’ unemployment and off-hire periods. Voyage expenses are expensed as incurred, excluding commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

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

Depreciation

The majority of our consolidated depreciation expenses relate to the cost of our ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”), and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship if it was already at the end of its useful life. We review scrap rates on an annual basis, and may revise the rates in response to changing market conditions.

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

Impairment Loss

All owned and bareboat vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the expected value of all expectations about possible estimated future cash flows, discounted to their present value. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Loss on Disposal of Non-Current Assets

Loss on disposal is determined by comparing proceeds from disposal with the carrying amount of a vessel and is included in our consolidated statements of profit or loss.

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities, bonds and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. Financial costs also include Transaction Costs and foreign exchange differences from cash and bonds, while all other foreign exchange differences are classified in General and Administrative Expenses. For a description of our credit facilities, including our loan agreements and sale and leaseback agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

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

(Loss)/Gain on Derivatives

(Loss)/gain on derivatives consist of the ineffective portion of changes in the fair value of the derivatives that meet hedge accounting criteria, realized gain/loss on derivative financial instruments held for trading, the movement in the fair value of the derivative financial instruments that have not been designated as hedges and the amortization of the cumulative unrealized loss for the derivative contracts in respect of which hedge accounting was discontinued.

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

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

	Year ended December 31,
	2021	2022	Change
Amounts are in thousands of U.S. Dollars
Revenues	$809,577	$915,625	$106,048
Voyage expenses and commissions	(19,430)	(14,260)	5,170
Vessel operating and supervision costs	(166,432)	(170,591)	(4,159)
Depreciation	(202,953)	(228,639)	(25,686)
General and administrative expenses	(43,313)	(35,007)	8,306
Loss on disposal of non‑current assets	(1,100)	(406)	694
Impairment loss	(153,669)	(68,287)	85,382
Profit from operations	222,680	398,435	175,755
Financial costs	(166,955)	(184,675)	(17,720)
Financial income	142	4,118	3,976
Gain on derivatives	22,680	74,807	52,127
Share of profit of associates	1,969	4,562	2,593
Total other expenses, net	(142,164)	(101,188)	40,976
Profit for the year	80,516	297,247	216,731
Non‑controlling interests	12,853	89,797	76,944
Profit attributable to owners of the Group	$67,663	$207,450	$139,787

During the year ended December 31, 2021, we had an average of 33.9 ships operating in our owned and bareboat fleet (including the Partnership’s owned and bareboat fleet), having 12,133 available days and an average of 33.9 ships operating under our technical management (including 32.9 of our owned and bareboat ships). During the year ended December 31, 2022, we had an average of 35.4 ships operating in our owned and bareboat fleet (including the Partnership’s owned and bareboat fleet), having 12,629 available days and an average of 35.4 ships operating under our technical management (including 34.4 of our owned and bareboat ships).

Revenues: Revenues increased by 13.1%, or $106.0 million, from $809.6 million during the year ended December 31, 2021 to $915.6 million during the year ended December 31, 2022. The increase of $106.0 million is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the year ended December 31, 2022, in line with the continued strength of the LNG shipping spot and short-term markets and the full year operation of the GasLog Galveston, the GasLog Wellington and the GasLog Winchester. As a result, the average daily hire rate increased from $68,212 for the year ended December 31, 2021 to $73,470 for the year ended December 31, 2022.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by 26.3%, or $5.1 million, from $19.4 million during the year ended December 31, 2021 to $14.3 million during the year ended December 31, 2022. The decrease of $5.1 million is mainly attributable to the tax accrual reversal of the previous year and to the decrease in bunker consumption costs due to the increased utilization of our spot fleet in the year ended December 31, 2022, as compared to the year ended December 31, 2021, partially offset by an increase in broker commissions, in line with the increase in revenues.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs increased by 2.5%, or $4.2 million, from $166.4 million during the year ended December 31, 2021 to $170.6 million during the year ended December 31, 2022. The increase in vessel operating and supervision costs is attributable to the increase in ownership days due to the aforementioned full year operation of the GasLog wholly owned vessels and the in-house management of the Solaris (after its redelivery into our managed fleet on April 6, 2022), partially offset by the decrease in daily operating costs from $13,864 per ownership day (as defined below excluding the Solaris managed by Shell) for the year ended December 31, 2021 to $13,569 per ownership day (as defined below excluding the Solaris managed by Shell) for the year ended December 31, 2022. Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel decreased mainly due to the decreased scheduled technical and maintenance costs, partially offset by the increase in crew costs and a more favorable Euro (“EUR”)/U. S. Dollar (“USD”) exchange rate in the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Depreciation: Depreciation increased by 12.6%, or $25.6 million, from $203.0 million during the year ended December 31, 2021 to $228.6 million during the year ended December 31, 2022. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2022, compared to the prior year and the increase from the depreciation of the right-of-use assets, which were partially offset by the impairment charges recognized in the prior year and during the year ended December 31, 2022.

General and Administrative Expenses: General and administrative expenses decreased by 19.2%, or $8.3 million, from $43.3 million during the year ended December 31, 2021 to $35.0 million during the year ended December 31, 2022. The decrease in absolute terms is mainly attributable to the reduced legal costs mainly affected by the Transaction, decreased costs of directors’ and officers’ insurance and a net decrease in amortization of share-based compensation, which were partially offset by increased employee costs and the increase in foreign exchange losses. General and administrative expenses include the effect of the restructuring costs of $0.8 million and $5.0 million for the year ended December 31, 2021 and 2022, respectively and the effect of the costs related to the Transaction of $13.7 million and $0.8 million for the year ended December 31, 2021 and 2022, respectively. Daily general and administrative expenses decreased from $3,501 per vessel ownership day for the year ended December 31, 2021 to $2,764 per vessel ownership day for the year ended December 31, 2022, which includes restructuring costs of $66 and $396 per vessel ownership day in 2021 and 2022, respectively and costs related to the Transaction of $1,105 and $67 per vessel ownership day in 2021 and 2022, respectively.

Impairment Loss: Impairment loss was $153.7 million for the year ended December 31, 2021 and $68.3 million for the year ended December 31, 2022. The aggregate impairment loss which was recognized as of December 31, 2021, was analyzed as follows: a) $125.8 million with respect to five Steam vessels owned by the Partnership and one Steam vessel owned by GasLog, built in 2006 and 2007, after concluding that events and circumstances triggered the existence of potential impairment of Steam vessels on that date and is the result of the reduced expectations of the rates at which we could expect to secure term employment for the remaining economic lives of those vessels, and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, b) $16.9 million with respect to GasLog Salem for the remeasurement at the lower of its carrying amount and fair value less costs to sell pursuant to the vessel’s sale and leaseback transaction concluded in October 2021 and c) $11.0 million for the Group’s FSRU conversion costs recognized under “Vessels under construction”, with respect to incurred costs from which no future economic benefits are expected. The aggregate impairment loss, which was recognized as of December 31, 2022, was analyzed as follows: i) $19.4 million with respect to the Alexandroupoli, pursuant to the signing of the agreement with Gastrade in February 2022 for the sale of the vessel after its conversion to an FSRU and its remeasurement at the lower of its carrying amount and its fair value less costs to sell, ii) $9.5 million with respect to the GasLog Skagen for the remeasurement at the lower of its carrying amount and its fair value less costs to sell pursuant to the vessel’s sale and leaseback transaction concluded in March 2022, iii) $28.0 million was recognized pursuant to the reclassification of two Steam vessels owned by the Partnership as held for sale and remeasurement of their carrying amounts as of June 30, 2022 and iv) $ 11.4 million with respect to two Steam vessels owned by the Partnership and one Steam vessel owned by GasLog, built in 2006 and 2007, since events and circumstances triggered the potential impairment of such Steam vessels on that date as a result of continuous decline in the fair values of Steam vessels, driven by reduced market expectations of the long-term rates for these older technology vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards.

Financial Costs: Financial costs increased by 10.6%, or $17.7 million, from $167.0 million during the year ended December 31, 2021 to $184.7 million during the year ended December 31, 2022. The increase in financial costs is mainly attributable to a net increase of $36.0 million in interest expense on loans, bonds and cash flow hedges due to the higher interest rates during the year ended December 31, 2022 compared to the same period in 2021, partially offset by a decrease of $17.3 million in other financial costs, net related mainly to the $15.7 million financing fees associated with the amendment of the credit facilities as a result of the Transaction. Specifically, during the year ended December 31, 2021, we had an average of $3,830.0 million of outstanding indebtedness, with a weighted average interest rate of 3.0%, while during the year ended December 31, 2022, we had an average of $3,491.8 million of outstanding indebtedness, with a weighted average interest rate of 4.3%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

Gain on Derivatives: Gain on derivatives increased by $52.1 million, from a gain of $22.7 million for the year ended December 31, 2021 to a gain of $74.8 million for the year ended December 31, 2022. The increase is mainly attributable to an increase of $33.0 million in gain from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $59.4 million for the year ended December 31, 2021, as compared to a gain of $92.4 million for the year ended December 31, 2022, and a decrease of $23.5 million in realized loss from interest rate swaps held for trading, partially offset by an increase of $4.8 million in realized loss on forward foreign exchange contracts held for trading for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Profit for the Year: Profit for the year increased by $216.7 million, from a profit of $80.5 million for the year ended December 31, 2021 to a profit of $297.2 million for the year ended December 31, 2022 as a result of the aforementioned factors.

Profit Attributable to Owners of the Group: Profit Attributable to Owners of the Group increased by $139.8 million, from a profit of $67.7 million for the year ended December 31, 2021 to a profit of $207.5 million for the year ended December 31, 2022. The increase in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the increase in the Partnership’s profit.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2020 Compared to Year Ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 9, 2022.

Customers

For the year ended December 31, 2022, we received 31.3% of our revenues from Shell, 32.4% of our revenues from LNG majors/traders, 22.7% of our revenues from various other charterers, 13.5% of our revenues from U.S. exporters and 0.1% of our revenues from Egypt LNG. For the year ended December 31, 2021, we received 38.0% of our revenues from Shell, 36.2% of our revenues from major LNG producers, 25.6% of our revenues from various charterers in the spot/short-term market, and 0.1% of our revenues from Egypt LNG.

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

B. Liquidity and Capital Resources

As of December 31, 2022, GasLog has financed its capital requirements with contributions from its pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from follow-on common and preference equity offerings by GasLog and GasLog Partners, follow-on debt offerings and the private placements, operating cash flows and long-term financings including bank loans, and bond offerings. Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, existing and new borrowings and future sale and leaseback transactions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of December 31, 2022, we had $368.3 million of cash and cash equivalents. An additional amount of $36.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits. The funds in the ship management client accounts were held on behalf of customers of GasLog LNG Services in order to cover obligations of third party vessels under management.

Under our existing multi-year charters as of December 31, 2022, we had contracted revenues of $817.7 million for 2023 and approximately $2,916.0 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2022, we had an aggregate of $3.3 billion of indebtedness outstanding under our credit facilities and bond agreements, of which $295.0 million was repayable within one year. Current bank borrowings include an amount of $79.8 million with respect to the associated debt of the Alexandroupoli, which GasLog agreed to sell following its conversion to an FSRU. The debt was prepaid in 2023 when the vessel entered the shipyard for conversion using the proceeds of $92.8 million received from Gastrade in connection with the sale. The sale is expected to be completed by the fourth quarter of 2023. Furthermore, as of December 31, 2022, we also had an aggregate of $336.4 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai, the GasLog Salem, the GasLog Skagen and the Methane Heather Sally of which $48.5 million was payable within one year.

GasLog has hedged 30.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liabilities and the 2029 Notes) as of December 31, 2022.

The total contract price for our four newbuildings on order as of December 31, 2022 is approximately $824.4 million. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the newbuildings on various dates in 2024 and 2025. As of December 31, 2022, the total remaining balance of the contract prices for the four newbuildings was $700.6 million, of which $123.9 million is due within 12 months, which will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMBFL.

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

During the year ended December 31, 2022, GasLog Partners did not issue any common units under the ATM Programme. From establishment of the ATM Programme through December 31, 2021, GasLog Partners issued and received payment for 8,486,705 common units at a weighted average price of $15.75 per common unit for total gross proceeds of $133.6 million and total net proceeds of $132.4 million.

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25.0 million, to be utilized from February 10, 2020 to December 31, 2021. Since the authorization of the unit repurchase programme and through December 31, 2021, GasLog Partners has repurchased and cancelled a total of 1,363,062 of the Partnership’s common units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions. The board of directors of GasLog Partners did not renew the common unit repurchase programme following its expiration on December 31, 2021.

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

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2022, GasLog Partners repurchased and cancelled an aggregate of 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively. The aggregate amount repaid during the year for repurchases of preference units was $49.2 million, including commissions. Since inception of the Repurchase Programme through December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million, including commissions.

In June 2021, GasLog entered into novation agreement with ABN and HSBC. Subsequently, an interest rate swap originally held with HSBC and due to mature in 2025, has now been transferred to ABN. The notional amount of the trade is $33.3 million.

On September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of the 2029 Notes. The 2029 Notes were drawn in March 2022 in the amount of $315.0 million and the proceeds were used to refinance the U.S. dollar denominated 8.875% senior unsecured notes due in 2022 and issued in March 2017 and May 2019 (the ‘‘8.875% Senior Notes”). The Note Purchase Agreement allows for the issuance of additional 2029 Notes in an amount up to $100.0 million for the purpose of refinancing existing obligations or pursuing new growth opportunities.

On October 26, 2021, GasLog Partners’ and GasLog’s subsidiaries, GAS-three Ltd. and GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly owned subsidiary of CDBL. The vessels were sold to CDBL for a cash consideration of $248.0 million and leased back under bareboat charters from CDBL for a period of five years with no repurchase option or obligation. These sale and leasebacks meet the definition of a lease under IFRS 16 Leases. The existing loan facilities advances of the specified vessels were terminated releasing $42.8 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Group.

On March 28, 2022, GasLog’s subsidiary, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen, with a wholly owned subsidiary of CDBL. The vessel was sold to CDBL for a gross cash consideration of $126.0 million and leased back under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation. The sale and leaseback meets the definition of a lease under IFRS 16 Leases. The existing loan facility advance of the specified vessel was terminated, releasing approximately $21.5 million of incremental liquidity (net sale proceeds less debt prepayment) to the Group.

On July 6, 2022, each of GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. and GAS-forty one Ltd. entered into sale and leaseback agreements (the “4xNB SLB Facility”) with CMBFL that provide for the financing of each LNG carrier on order at DSME. The Group will sell the aforementioned newbuildings for a total amount of up to $762.6 million, raising 92.5% of the newbuilding contract price in form or pre- and post- delivery financing and will lease the newbuildings back for a period of ten years (under a 20-year profile) from each delivery date. GasLog has the option to repurchase the vessels no earlier than the third anniversary of each delivery date and as a result under IFRS 15 Revenue from Contracts with Customers, the transaction does not qualify as a sale and leaseback. The Company recognizes the respective advance shipyard installment payments on its balance sheet under Vessels under construction and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The interest on the outstanding capital is calculated on a daily compounded SOFR plus a margin.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally. The vessel was sold to an unrelated third party for a gross cash consideration of $50.0 million. GasLog leased back the vessel under a bareboat charter until the middle of 2025 with no repurchase option or obligation. The sale and leaseback meets the definition of a lease under IFRS 16 Leases. The existing loan facility advance of the specified vessel was terminated, releasing approximately $17.0 million of incremental liquidity (net sale proceeds less debt prepayment) to the Group.

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

Working Capital Position

As of December 31, 2022, our current assets totaled $468.4 million, while current liabilities totaled $533.1 million, resulting in a negative working capital position of $64.7 million. Current liabilities include (a) $71.2 million of unearned revenue in relation to hires received in advance of December 31, 2022 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered) and (b) $79.8 million with respect to the associated debt of the Alexandroupoli.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, existing and new borrowings and future sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Cash Flows

Year ended December 31, 2021 compared to the year ended December 31, 2022

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2021	2022	Change

Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$592,107	$698,912	106,805
Net cash (used in)/provided by investing activities	(262,050)	107,373	369,423
Net cash used in financing activities	(414,744)	(720,690)	(305,946)

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $106.8 million, from $592.1 million during the year ended December 31, 2021 to $698.9 million during the year ended December 31, 2022. The increase of $106.8 million is mainly attributable to an increase in revenues of $106.0 million, a decrease in general and administrative expenses of $8.3 million and a decrease in voyage expenses and commissions of $5.2 million, partially offset by an increase in realized loss on forward foreign exchange contracts of $4.8 million and an increase in vessel operating and supervision costs of $4.2 million.

Net Cash (Used In)/Provided By Investing Activities

Net cash used in investing activities decreased by $369.5 million, from net cash used in investing activities of $262.1 million during the year ended December 31, 2021 to net cash provided by investing activities of $107.4 million during the year ended December 31, 2022. The decrease is mainly attributable to a decrease of $313.2 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, the $108.6 million proceeds from FSRU conversion, the $52.5 million proceeds from the sale of Methane Shirley Elisabeth and an increase of $3.4 million in cash from interest income, partially offset by the $70.0 million decrease in proceeds of from the sale and leaseback transactions, net of commissions of the GasLog Skagen and the Methane Heather Sally during 2022 compared to the GasLog Shanghai and the GasLog Salem transactions during 2021 and a net decrease of $36.0 million in cash from short-term investments in the year ended December 31, 2022, compared to the same period of 2021, and a decrease of $1.7 million in dividends received from associate.

Net Cash Used In Financing Activities

Net cash used in financing activities increased by $306.0 million, from net cash used in financing activities of $414.7 million during the year ended December 31, 2021 to net cash used in financing activities of $720.7 million during the year ended December 31, 2022. The increase is mainly attributable to an increase of $137.4 million in bank loan and bond repayments, a decrease of $97.2 million in proceeds from loans and bonds, an increase of $30.9 million in cash used for repurchases of preference units, an increase of $27.4 million in payments for finance lease liability, a net movement of $21.5 million in cash collaterals for swaps, an increase of $13.8 million in dividend payments and a decrease of $10.0 million in proceeds from GasLog Partner’s equity raisings, partially offset by a decrease of $15.7 million in loan/bond modification costs related to the Transaction, a decrease of $8.3 million in cash paid for interest and a net decrease of $7.9 million in net payments of loan issuance costs.

Borrowing Activities

Credit Facilities

The following summarizes certain terms of the ten outstanding facilities as of December 31, 2022:

Facility Name:
October 2015 Facility	Lender(s)

Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Sea Bridge Finance Limited, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank

Subsidiary Party (Collateral Ship)

GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-twenty two Ltd. (GasLog Genoa) and GAS-twenty three Ltd. (GasLog Gladstone)

	Outstanding Principal Amount	$598.3 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2028, 2030 and 2031(1)
Payment of Principals Installments Schedule

GAS-eleven Ltd.: 6 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 6 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

GAS-thirteen Ltd.: 7 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 7 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

GAS-twenty two Ltd.: 10 consecutive semi-annual installments of $5.9 million, a balloon payment due in 2028 of $37.0 million and thereafter 4 consecutive semi-annual installments of $4.3 million until March 2030.

GAS twenty three Ltd.: 12 consecutive semi annual installments of $5.9 million, a balloon payment due in 2029 of $37.0 million and thereafter 4 consecutive semi annual installments of $4.3 million until March 2031.

2019 GasLog Partners Facility	Lender(s)	Credit Suisse AG, Nordea Bank Abp, filial I Norge (“Nordea”), Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.
	Subsidiary Party (Collateral Ship)	GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea) and GAS-seventeen Ltd. (Methane Jane Elizabeth)
	Outstanding Principal Amount	$250.3 million
	Available Undrawn Amount	Nil
	Interest Rate	LIBOR + applicable margin
	Maturity	2024
	Payment of Principals Installments Schedule	5 consecutive quarterly reductions of $5.8 million and a balloon amount of $221.3 million, together with the final quarterly reduction.
GasLog Warsaw Facility	Lender(s)	ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited
	Subsidiary Party (Collateral Ship)	GasLog Hellas-1 Special Maritime Enterprise (GasLog Warsaw)
	Outstanding Principal Amount	$108.5 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2026
	Payment of Principals Installments Schedule	15 consecutive quarterly repayments of $1.6 million and a balloon amount of $84.2 million together with the final quarterly reduction.
7xNB Facility	Lender(s)

Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank, The Korea Development Bank and KB Kookmin Bank

Subsidiary Party (Collateral Ship)

GAS-twenty eight Ltd. (GasLog Windsor), GAS-thirty Ltd. (GasLog Westminster), GAS-thirty one Ltd. (GasLog Wales), GAS-thirty two Ltd. (GasLog Georgetown), GAS-thirty three Ltd. (GasLog Galveston), GAS-thirty four Ltd. (GasLog Wellington) and GAS-thirty five Ltd. (GasLog Winchester)

	Outstanding Principal Amount	$939.2 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2032 and 2033(1)

Payment of Principals Installments Schedule

GAS-twenty eight Ltd.: 8 consecutive semi-annual installments of $4.3 million, a balloon payment due in 2027 of $54.2 million and thereafter 10 consecutive semi-annual installments of $4.3 million until March 2032.

GAS-thirty Ltd.: 9 consecutive semi-annual installments of $4.2 million, a balloon payment due in 2027 of $53.1 million and thereafter 10 consecutive semi-annual installments of $4.2 million until July 2032.

GAS-thirty one Ltd.: 8 consecutive semi-annual installments of $4.2 million, a balloon payment due in 2027 of $53.1 million and thereafter 10 consecutive semi-annual installments of $4.2 million until May 2032.

GAS-thirty two Ltd.: 9 consecutive semi-annual installments of $4.1 million, a balloon payment due in 2027 of $52.6 million and thereafter 10 consecutive semi-annual installments of $4.1 million until November 2032.

GAS-thirty three Ltd.: 9 consecutive semi-annual installments of $4.1 million, a balloon payment due in 2027 of $52.6 million and thereafter 10 consecutive semi-annual installments of $4.1 million until December 2032.

GAS-thirty four Ltd.: 10 consecutive semi-annual installments of $4.3 million, a balloon payment due in 2028 of $54.4 million and thereafter 10 consecutive semi-annual installments of $4.3 million until June 2033.

GAS-thirty five Ltd.: 11 consecutive semi-annual installments of $4.3 million beginning in February 2022, a balloon payment due in 2028 of $54.4 million and thereafter 10 consecutive semi-annual installments of $4.3 million until August 2033.

GasLog Partners $260.3M Facility	Lender(s)	BNP Paribas, Credit Suisse AG, Alpha Bank S.A. and Development Bank of Japan, Inc
	Subsidiary Party (Collateral Ship)	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd, (Solaris)
	Outstanding Principal Amount	$193.8 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2025
	Payment of Principals Installments Schedule	6 equal semi-annual installments of $6.2 million, with a final balloon amount of $156.7 million payable concurrently with the last installment in July 2025.
GasLog Partners $193.7M Facility	Lender(s)	DNB Bank ASA and ING Bank N.V.
	Subsidiary Party (Collateral Ship)	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty seven Ltd. (Methane Becki Anne)
	Outstanding Principal Amount	$126.4 million
	Available Undrawn Amount	N/A
	Interest Rate	SOFR + applicable margin
	Maturity	2025
	Payment of Principals Installments Schedule	6 equal semi-annual installments of $6.2 million, with a final balloon amount of $88.9 million payable concurrently with the last installment in July 2025.
GasLog $576.9M Facility	Lender(s)	ABN AMRO Bank N.V., Citigroup Global Markets Limited, Nordea, HSBC Bank plc, Credit Agricole Corporate and Investment Bank and Unicredit Bank AG
	Subsidiary Party (Collateral Ship)	GAS-one Ltd (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-nine Ltd. (GasLog Saratoga) and GasLog Hellas-2 Special Maritime Enterprise (GasLog Athens)
	Outstanding Principal Amount	$296.2 million
	Available Undrawn Amount	Nil
	Interest Rate	SOFR + applicable margin
	Maturity	2025
Payment of Principals Installments Schedule

Term Loan Facility of $245.9 million will amortize over 10 equal quarterly installments of $6.0 million, with a final balloon amount of $185.3 million payable concurrently with the last installment in June 2025. Revolving loan facility of $50.3 million also matures in June 2025.

GasLog Chelsea $96.8M Facility	Lender(s)	National Bank of Greece S.A.
	Subsidiary Party (Collateral Ship)	GAS-fifteen Ltd. (Alexandroupoli)
	Outstanding Principal Amount	$79.8 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2023
	Payment of Principals Installments Schedule	1 quarterly installment of $1.9 million, with a final balloon amount of $77.9 million repaid in February 2023 (upon vessel entering the shipyard for conversion)
GasLog Hong Kong SLB	Lender(s)	Sea 190 Leasing
	Subsidiary Party (Collateral Ship)	GAS-twenty five Ltd. (GasLog Hong Kong)
	Outstanding Principal Amount	$142.0 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2032
Payment of Principals Installments Schedule

12 equal quarterly installments of $2.7 million, 27 equal quarterly installments of $1.4 million beginning in January 2026, with a final balloon amount $71.4 million concurrently with the last installment in October 2032.

GasLog Houston SLB	Lender(s)	Hai Kuo Shipping
	Subsidiary Party (Collateral Ship)	GAS-twenty four Ltd. (GasLog Houston)
	Outstanding Principal Amount	$151.4 million
	Available Undrawn Amount	N/A
	Interest Rate	LIBOR + applicable margin
	Maturity	2032
	Payment of Principals Installments Schedule	24 quarterly installments of $2.1 million each and a final balloon payment of $101.6 million payable concurrently with the last quarterly installment in January 2029
GasLog 4xNB SLB Facility	Lender(s)	CMBFL
	Subsidiary Party (Collateral Ship)	GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. GAS-forty one Ltd.
	Outstanding Principal Amount	$62.0 million
	Available Undrawn Amount	$700.6 million
	Interest Rate	SOFR + applicable margin
	Maturity	2034 and 2035(2)

Payment of Principals Installments Schedule

No installments prior to delivery.

GAS-thirty eight Ltd.: 40 consecutive quarterly installments of $0.32 million each and a final balloon payment of $12.8 million payable concurrently with the last quarterly installment in July 2034.

GAS-thirty nine Ltd.: 40 consecutive quarterly installments of $0.32 million each and a final balloon payment of $13.1 million payable concurrently with the last quarterly installment in September 2034.

GAS-forty Ltd.: 40 consecutive quarterly installments of $0.06 million each and a final balloon payment of $2.6 million payable concurrently with the last quarterly installment in August 2035.

GAS-forty one Ltd.: 40 consecutive quarterly installments of $0.06 million each and a final balloon payment of $2.6 million payable concurrently with the last quarterly installment in October 2035.

(1)	Maturity dates are scheduled 12 years from the drawdown date of each individual vessel loan based on the vessel’s actual delivery date.
(2)	Maturity dates are scheduled ten years from the drawdown date of each individual vessel loan based on the vessel’s actual or scheduled delivery date.

Security

Our credit facilities are secured as follows:

●	first priority mortgages over the ships owned by the respective borrowers except in the case of the sale and leaseback transactions;
●	guarantees from us and our subsidiary GasLog Carriers in the case of the GasLog Warsaw Facility, the 7xNB Facility, the GasLog $576.9M Facility and the GasLog Chelsea $96.8M Facility; charter guarantees from us in relation to the GasLog Hong Kong SLB, the GasLog Houston SLB and the 4xNB SLB Facility; in the case of the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility guarantees from GasLog Partners and GasLog Partners Holdings LLC; in the case of the October 2015 Facility, guarantees from us and GasLog Carriers for an amount up to the value of the commitments of the vessels owned by GasLog Carriers and guarantees from the Partnership and GasLog Partners Holdings LLC for an amount up to the value of the commitments of the vessels owned by GasLog Partners Holdings LLC;
●	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and
●	for certain of our facilities, a first assignment of all earnings and insurances related to the ship owned by the respective borrower.

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

Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2022.

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

2019 GasLog Partners Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into the 2019 GasLog Partners Facility with Credit Suisse AG, Nordea and Iyo Bank, Ltd. Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above for the purpose of refinancing in full the existing Partnership Facility. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels originally covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

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

On October 26, 2021 GAS-three Ltd., was released from its liabilities under the 2019 GasLog Partners Facility following the sale and leaseback of the GasLog Shanghai to CDBL and the prepayment of $97.1 million.

The 2019 GasLog Partners Facility is subject to the Partnership’s financial covenants and to our customary restrictions and events of default.

GasLog Warsaw Facility

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into the GasLog Warsaw Facility, a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019. The agreement provides for a single tranche of $129.5 million that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1.6 million each and a final balloon payment of $84.2 million payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin.

The GasLog Warsaw Facility is subject to our financial covenants and to our customary restrictions and events of default.

7xNB Facility

On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties. The financing is backed by KEXIM and K-Sure, who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052.8 million partially finances the delivery of seven newbuilds scheduled to be delivered in 2020 and 2021. The loan agreement provides for four tranches of $176.5 million, $174.8 million, $356.7 million and $344.8 million. The facility is also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first and the third tranche is repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the second tranche is repaid in 14 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to an average 7-year profile. Each drawing under the fourth tranche is repaid in a single bullet seven years after the actual delivery of the relevant vessel. The facility bears interest at LIBOR plus a margin. On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020 and on December 29, 2020, $152.5 million, $149.4 million, $149.2 million, $147.8 million and $147.8 million was drawn down with respect with the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston, respectively and on June 11, 2021 and on August 20, 2021, $152.9 million and $152.9 million, was drawn down with respect to the deliveries of the GasLog Wellington and the GasLog Winchester, respectively.

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

On September 14, 2022, GAS-twenty Ltd., was released from its liabilities following the sale of the Methane Shirley Elisabeth and the prepayment of $32.2 million.

The GasLog Partners $260.3M Facility is subject to GasLog Partners’ financial covenants and customary restrictions and events of default.

GasLog Partners $193.7M Facility

On July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above. The purpose of the facility was the refinancing of the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. and for general corporate purposes. The vessels covered by the GasLog Partners $193.7M Facility were Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

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

In July 2022, pursuant to a “margin reset clause” included in the credit agreement for the GasLog Partners $193.7M Facility, which required the lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. to renegotiate the facility’s margin, it was agreed that the margin would remain unchanged and the facility would transition from the six-month LIBOR to the three-month CME Term SOFR Reference Rate as administered by CBA, effective July 21, 2022.

On October 31, 2022 GAS-twenty one Ltd., was released from its liabilities following the sale and leaseback of the Methane Heather Sally to an unrelated party and the prepayment of $32.9 million.

The GasLog Partners $193.7M Facility is subject to GasLog Partners’ financial covenants and customary restrictions and events of default.

GasLog $576.9M Facility

On July 16, 2020, GasLog entered into the GasLog $576.9M Facility with ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea acted as global coordinators and bookrunners, while HSBC Bank plc acted as mandated lead arrangers; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The purpose of the facility was to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney.

An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. The agreement provided for a Term Loan Facility of $494.5 million which would be amortized over 18 equal quarterly installments of $9.3 million beginning in April 2021, (following an initial repayment in January 2021 of $18.7 million) with a final balloon amount of $307.5 million payable concurrently with the last installment in June 2025, and a Revolving Loan Facility of $82.4 million which matures in June 2025.

On October 14, 2021, GAS-ten Ltd., was released from its liabilities following the sale and leaseback of the GasLog Salem to CDBL and the prepayment of $103.2 million.

On March 28, 2022, GAS-six Ltd., was released from its liabilities following the sale and leaseback of the GasLog Skagen to CDBL and the prepayment of $102.0 million.

In October 2022, the Methane Lydon Volney changed from the flag of Bermuda to the flag of Greece, was renamed to GasLog Athens and was sold from GAS-eighteen Ltd. to the subsidiary GasLog Hellas-2 Special Maritime Enterprise. In addition, a supplemental agreement was entered into, which among other things, provided for the addition of GasLog Hellas-2 Special Maritime Enterprise as a new borrower, the change of flag and name of the Methane Lydon Volney and the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin remain unchanged, and the facility transitioned from the LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York, effective October 6, 2022.

The GasLog $576.9M Facility is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Chelsea $96.8M Facility

On July 30, 2020, GasLog entered into a credit agreement with NBG (acting as the sole original lender) for the refinancing of GAS-fifteen Ltd., the entity owning the Alexandroupoli (the “GasLog Chelsea $96.8M Facility”). The facility comprises of $96.8 million which was drawn on July 31, 2020, out of which $92.2 million was used to refinance the outstanding indebtedness of the Alexandroupoli. The facility amortizes over 19 equal quarterly installments of $1.9 million beginning in October 2020, with a final balloon amount of $59.0 million payable concurrently with the last installment in July 2025. The credit facility bears interest at LIBOR plus a margin.

The GasLog Chelsea $96.8M Facility is subject to our financial covenants and to our customary restrictions and events of default.

On February 7, 2023, the debt was prepaid when the vessel entered the shipyard for conversion using the proceeds of $92.8 million received from Gastrade in connection with the sale of the vessel.

GasLog Hong Kong SLB

On October 21, 2020, GasLog’s subsidiary GAS-twenty five Ltd., entered into a sale and leaseback transaction with Sea 190 Leasing in order to refinance the outstanding indebtedness of the GasLog Hong Kong. The transaction comprises of $163.4 million which was raised on October 21, 2020, out of which $136.8 million was used to refinance the outstanding indebtedness of the GasLog Hong Kong. GAS-twenty five Ltd., has chartered back the vessel on a bareboat basis for up to twelve years and has re-purchase options on pre-agreed terms no earlier than the end of year one and no later than the end of year twelve of the bareboat charter. The facility amortizes over 20 equal quarterly installments of $2.7 million beginning in January 2021, 27 equal quarterly installments of $1.4 million beginning in January 2026, with a final balloon amount of $71.4 million payable concurrently with the last installment in October 2032.

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

GasLog 4xNB SLB Facility

On July 6, 2022, GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. GAS-forty one Ltd (each a “Seller/Charterer”) entered into sale and leaseback transactions with each of Sea 311 Leasing Co. Limited, Sea 312 Leasing Co. Limited, Sea 313 Leasing Co. Limited and Sea 314 Leasing Co. Limited (each a/an “Buyer/Owner”). The agreements of up to an aggregate of $762.6 million of sale and leaseback facilities partially finance the delivery of four newbuilds scheduled to be delivered in 2024 and 2025. During the construction of the vessels, the Buyers/Owners will provide an amount equal to 32.5% of the contract price per vessel to partially finance the pre-delivery installments payable by the Sellers/Charterers pursuant to the relevant shipbuilding contract. Drawing of the respective amounts requires no amortization or repayment during vessel construction and the facility bears interest at SOFR plus a margin. Upon delivery of the vessels, the Buyers/Owners will provide an amount that finances up to 92.5% of the shipbuilding contract or the fair market value of each vessel on delivery. Post-delivery the facility bears interest at SOFR plus a margin and amortizes based on a 20-year profile from delivery over a 10-year period.

The GasLog 4xNB SLB Facility is subject to our financial covenants and to our customary restrictions and events of default.

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

Compliance with covenants under the NOK 2024 Bonds is required at all times and we were in compliance with the respective financial covenants as of December 31, 2022.

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

On March 21, 2022, GasLog proceeded with the issuance of $315.0 million of the 2029 Notes in connection with the Note Purchase Agreement and completed the refinancing of the Company’s 8.875% Senior Notes.

The 2029 Notes were issued at 99.25% of face value and bear a fixed interest rate of 7.75%. The Purchasers received an upfront fee of 0.75% on signing and shall receive a ticking fee of 1.5% from signing until drawing. Under certain conditions, the Company may elect to pay interest in kind up to three times, with the interest rate increasing to 9.75% for the applicable quarter.

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

In February 2023, the transition documentation to transition the 2019 GasLog Partners Facility to a SOFR rate was signed. We are in discussions with the agents and lenders to transition the October 2015 Facility, the 7xNB Facility, the GasLog Warsaw Facility and the GasLog Partners $260.3M Facility to a SOFR rate, and we currently expect to enter into definitive documentation to transition each in March 2023. Transition of each of the GasLog Hong Kong SLB and the GasLog Houston SLB and the interest rate swaps to a SOFR rate is currently expected to follow by April 2023.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion, operation and maintenance of our owned fleet. In 2010 we took delivery of two LNG carriers, in 2013 we took delivery of six LNG carriers and acquired a secondhand vessel, in 2014 we took delivery of two LNG carriers and acquired six secondhand vessels, in 2015 we acquired two secondhand vessels and took delivery of one LNG carrier, in 2016 we took delivery of four LNG carriers, in 2018 we took delivery of three LNG carriers, in 2019 we took delivery of two LNG carriers, in 2020 we took delivery of four LNG carriers and in 2021 we took delivery of three LNG carriers. During the years ended December 31, 2022, 2021 and 2020, we funded $0.2 billion, $0.5 billion and $0.7 billion, respectively, of acquisition, construction and delivery costs, including installment payments on newbuildings, with funds borrowed under credit facilities, bonds and sale and leaseback transactions, capital contributions from our pre-IPO shareholders, proceeds from our IPO and the GasLog Partners’ IPO, proceeds from follow-on equity offerings and private placements and proceeds from the sale of vessels to GasLog Partners.

As of December 31, 2022, our commitments for capital expenditures related primarily to four contracted LNG carriers on order were approximately $700.6 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery. These commitments will be funded from borrowings under the 4xNB SLB Facility, available cash and cash from operations.

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

Impairment of Vessels

We evaluate the carrying amounts of our vessels to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any.

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

In February 2022, the Group entered into an agreement for the sale of the Alexandroupoli, a TFDE LNG carrier built in 2010 to Gastrade for $265.1 million, payable in installments, following its conversion to an FSRU expected to be completed by the fourth quarter of 2023. Following the signing of this agreement, as of March 31, 2022, the vessel was remeasured at the lower of its carrying amount and its recoverable amount (value in use) and a non-cash impairment loss of $19.4 million was recorded.

In March 2022, the Group completed the sale and leaseback of the GasLog Skagen, a TFDE LNG carrier, with a wholly owned subsidiary of CDBL. The vessel was remeasured at the lower between its carrying amount and its fair value less costs to sell and a non-cash impairment loss of $9.5 million was recorded as of March 31, 2022.

As of June 30, 2022, the Group had entered into an agreement to sell the Steam vessel Methane Shirley Elisabeth and was actively pursuing to enter into an agreement for the sale and leaseback of another Steam vessel, the Methane Heather Sally, with both transactions completed by the end of 2022. As of June 30, 2022, the two Steam vessels were reclassified as “Vessels held for sale” and were remeasured at the lower of their carrying amounts and fair values less costs to sell as of the same date, resulting in the recognition of an aggregate impairment loss of $28.0 million.

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s Steam vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the remaining owned and bareboat fleet.

The Group performed an impairment assessment for the Steam vessels by calculating each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2022, the Group’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Group used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2022, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

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

We used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry, taking into account the effect of observable inflationary pressures as of December 31, 2022.

In our impairment assessment as of December 31, 2022, the rate used to discount future estimated cash flows to their present values was 8.4% (7.5% as of December 31, 2021). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for three of the four Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $11.4 million was recognized as of December 31, 2022.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2021 and December 31, 2022, after giving effect to an aggregate impairment charge of $142.7 million recorded against the GasLog Salem and our six Steam vessels for the year ended December 31, 2021 and an aggregate impairment charge of $68.3 million recorded against the Alexandroupoli, the GasLog Skagen and five Steam vessels for the year ended December 31, 2022.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2021	2022
GasLog Savannah(4)	May 2010	155,000	$229,795	$162,439	$155,484
GasLog Singapore(4)	July 2010	155,000	241,396	175,102	167,683
GasLog Shanghai(3)	January 2013	155,000	189,233	81,651	64,730
GasLog Santiago(6)	March 2013	155,000	189,111	153,489	148,302
GasLog Sydney(4)	May 2013	155,000	195,429	160,777	155,140
GasLog Skagen(3)	July 2013	155,000	195,338	161,490	71,299
Alexandroupoli(2)(5)	June 2010	153,600	162,338	128,422	104,326
GasLog Seattle(4)	December 2013	155,000	201,198	158,048	152,125
Methane Rita Andrea(5)	April 2006	145,000	156,613	67,697	64,256
Methane Jane Elizabeth(5)	June 2006	145,000	156,613	70,149	65,408
GasLog Athens (ex Methane Lydon Volney)(5)	August 2006	145,000	158,298	72,684	64,115
Methane Alison Victoria(5)	May 2007	145,000	156,610	71,587	64,992
Methane Shirley Elisabeth(3)	March 2007	145,000	156,599	69,069	—
Methane Heather Sally(3)	June 2007	145,000	156,599	75,964	28,428
Solaris(6)	June 2014	155,000	201,849	161,331	156,629
GasLog Saratoga(4)	December 2014	155,000	204,146	167,836	161,776
Methane Julia Louise(4)	April 2010	170,000	232,334	189,373	180,895
Methane Becki Anne(4)	September 2010	170,000	232,334	189,654	181,501
GasLog Salem(3)	April 2015	155,000	204,573	85,531	67,799
GasLog Greece(6)	March 2016	174,000	208,971	176,793	170,990
GasLog Glasgow(6)	June 2016	174,000	208,471	177,588	172,067
GasLog Geneva(6)	September 2016	174,000	203,867	175,100	169,312
GasLog Gibraltar(6)	October 2016	174,000	203,738	175,444	169,699
GasLog Houston(6)	January 2018	174,000	207,784	184,306	181,428
GasLog Genoa(6)	March 2018	174,000	219,436	196,214	189,983
GasLog Hong Kong(6)	March 2018	174,000	214,946	191,798	185,968
GasLog Gladstone(6)	March 2019	174,000	217,609	200,319	194,072
GasLog Warsaw(6)	July 2019	180,000	189,261	176,186	170,829
GasLog Windsor(6)	April 2020	180,000	191,096	181,380	175,821
GasLog Wales(6)	May 2020	180,000	186,216	176,961	171,512
GasLog Westminster(6)	July 2020	180,000	185,813	178,232	172,798
GasLog Georgetown(6)	November 2020	174,000	184,815	178,866	173,453
GasLog Galveston(6)	January 2021	174,000	184,459	179,084	173,689
GasLog Wellington(6)	June 2021	180,000	191,558	188,485	182,892
GasLog Winchester(6)	August 2021	180,000	191,791	189,789	184,172
Total			$6,810,237	$5,328,838	$4,893,573
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 6 and Note 7 to our consolidated financial statements included elsewhere in this annual report). An aggregate impairment loss of $142.7 million was recorded for the year ended December 31, 2021. An aggregate impairment loss of $68.3 million was recorded for the year ended December 31, 2022.

(2)	Indicates a vessel which was remeasured at the lower of its carrying amount and its recoverable amount (value in use), resulting in the recognition of an impairment loss of $19.4 million in the year ended December 31, 2022.
(3)	Indicates vessels which have been remeasured at the lower of their carrying amounts and fair values less costs to sell pursuant to sale or sale and leaseback agreements with third parties. In the year ended December 31, 2022, an impairment loss of $9.5 million was recognized with respect to the sale and leaseback of the GasLog Skagen and an aggregate impairment loss of $28.0 million with respect to the sale of the Methane Shirley Elisabeth and the sale and leaseback of the Methane Heather Sally. Each vessel sold and leased-back is recognized as a right-of use asset at an amount equal to the proportion of its previous carrying amount that reflects the right-of-use retained. No impairment indicators were identified with respect to such assets as of December 31, 2022.
(4)	Indicates our TFDE vessels for which, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value but no impairment indicators were identified for these vessels as described above. The aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $105.1 million as of December 31, 2022.
(5)	Indicates our Steam vessels for which, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value and impairment indicators were identified for these vessels as described above. After the recognition of an impairment loss of $11.4 million with respect to the Methane Jane Elizabeth, the GasLog Athens and the Methane Alison Victoria, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $24.0 million as of December 31, 2022.
(6)	Indicates vessels for which, as of December 31, 2022, the basic charter-free market value is higher than the vessel’s carrying value.

As a result of its impairment assessments for the year ended December 31, 2022, the Group recognized an aggregate non-cash impairment loss of $68.3 million for the Alexandroupoli, the GasLog Skagen and four Steam vessels and determined there was no impairment (or reversal of impairment) for its remaining owned and bareboat on-the-water fleet, comprising 15 TFDE vessels, 12 X-DF vessels and one Steam vessel.

In connection with the impairment testing of our Steam vessels as of December 31, 2022, for the Steam vessel with a recoverable amount higher than its carrying amount, we performed a sensitivity analysis using the most difficult, subjective, or complex assumption that has the potential to affect the outcome of the impairment exercise, which is the average re-chartering hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed for the Steam vessel for which no impairment loss was recognized.

		Average break‑
	Average re‑chartering	even re‑chartering	Variance
Vessel	hire rate used(1)	hire rate(2)	(Amount)	Variance (%)
Methane Rita Andrea (3)	$35,179	$28,955	$6,224	18%
(1)	The average re-chartering hire rate used in our impairment testing is the average re-chartering rate based on which we estimated the revenues for the remaining useful life of the respective vessel after the expiry of its contracted period.
(2)	The average break-even re-chartering hire rate is the average of the contracted charter rate that, if used in the discounted projected net operating cash flows of the impairment testing after the expiry of the vessel’s contracted period, would result in discounted total cash flows being equal to the carrying value of the vessel.
(3)	In the year ended December 31, 2021, an impairment loss of $23.2 million was recognized with respect to this vessel.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: James C. Berner, Anthony S. Papadimitriou, Julian R. Metherell, Eduard Ruijs and Christian A.H. Synetos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	64	Chairman and Director
James C. Berner	53	Director
Julian R. Metherell	59	Director
Anthony S. Papadimitriou	67	Director
Eduard Ruijs	50	Former Director (resigned on March 1, 2023)
Christian A.H. Synetos	38	Director (appointed on March 1, 2023)
Paul A. Wogan(1)	60	Former Chief Executive Officer
Paolo Enoizi(1)	50	Chief Executive Officer
Achilleas Tasioulas	47	Chief Financial Officer
Konstantinos Karathanos(2)	49	Chief Operating Officer
(1)	Mr. Wogan retired as CEO on March 9, 2022 and was retained as a consultant until June 30, 2022. Mr. Enoizi was appointed as CEO effective March 10, 2022.
(2)	Mr. Karathanos was appointed Chief Operating Officer on February 11, 2022.

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

James C. Berner was appointed to our Board in June 2021 and is a member of the Blackrock Global Infrastructure Funds team. Within the Fund Mr. Berner is responsible for deal origination, structuring, execution, monitoring, and exit strategy, focusing on the power generation, shipping and liquefied natural gas sectors. Prior to joining BlackRock in 2017, Mr. Berner was a Managing Director on the Energy Infrastructure team at First Reserve. Prior to joining First Reserve in 2011, Mr. Berner was a Managing Director at General Electric Capital Corporation in the Energy Financial Services division focused on energy investing and lending and worked in the USA, UK and Singapore. Mr. Berner holds a B.A. in History and Government from Cornell University, an M.B.A from the Wharton School and a M.A. in International Affairs from School of Advanced International Studies, Johns Hopkins University.

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

Eduard Ruijs was a member of our board of directors from June 2021 until his resignation in March 2023. Mr. Ruijs was a Managing Director of the Blackrock Global Infrastructure Funds team leading the London team and was responsible for investment origination, execution and exit strategy, focusing on the energy, digital and transport infrastructure sector in EMEA. From 2011 Mr. Ruijs led the London infrastructure investment team at First Reserve, which was acquired by BlackRock in June 2017. Prior to building the infrastructure franchise at First Reserve, Mr. Ruijs was an Investment Director & Partner with NIBC Infrastructure Partners, a Europe focused infrastructure fund manager. Mr. Ruijs was appointed to the Boards of Aramco Gas Pipelines, Tata Power Renewables, ADNOC Oil Pipelines, Kellas Midstream, Medgaz and Renovalia/Demex. Mr. Ruijs earned a M. Juris in Law and Economics from Oxford University where he was a Chevening Scholar; an MSc (DRS) in Economics and MA (Mr.) in Law from the Vrije Universiteit in Amsterdam, a Bachelor in Business Administration of Nijenrode University in the Netherlands, and obtained an Executive MBA from Michigan Business School as well as graduated from the Japan Prizewinners Programme at Leiden University in Tokyo.

Christian A.H. Synetos was appointed to our Board in March 2023 and is a member of the BlackRock Global Infrastructure Funds team where his responsibilities include investment origination and structuring, due diligence, execution, monitoring, and exit strategy in essential contracted infrastructure assets and businesses focusing on the long-term trends of decarbonization, decentralization and digitalization and has also been actively involved with investments in Renovalia, PetroFirst and PetroFirst II. Prior to joining BlackRock Global Infrastructure Funds team in 2012, Mr. Synetos spent 5 years with UBS Investment Bank in London where he focused on advising clients in the European utilities industry. Mr. Synetos graduated from Imperial College London with an MEng degree in mechanical engineering in 2007.

Paul A. Wogan was our CEO from January 2013 until March 9, 2022 and served as a consultant until June 30, 2022. Mr. Wogan was a member of our board of directors from May 2015 to June 2021. Mr. Wogan was appointed to the board of directors of GasLog Partners between August 2020 and August 2021 and was the CEO of GasLog Partners from September 2020 to August 2021. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. From 2009 to 2014, Mr. Wogan was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Paolo Enoizi joined GasLog in August 2019 and was Chief Operating Officer (“COO”) from September 2019 to February 2022. On March 10, 2022, Mr. Enoizi was appointed CEO of GasLog. Mr. Enoizi was appointed CEO of GasLog Partners in August 2021. Prior to joining GasLog, Mr. Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. Mr. Enoizi is a director of HiLo Maritime Risk Management Limited, a not for profit joint industry initiative which uses a predictive mathematical model to enhance shipping industry safety, a council member of Intertanko and a member of the Global Maritime Forum. Mr. Enoizi has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

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

The aggregate annual fees paid to non-executive directors in 2022 was $925,000.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For 2022, our executive officers were Paul Wogan, Achilleas Tasioulas, Paolo Enoizi and Konstantinos Karathanos. Paolo Enoizi was appointed CEO taking over from Paul Wogan, who was retained as a consultant until June 30, 2022, while Konstantinos Karathanos was appointed COO in February 2022 as a successor to Paolo Enoizi. Compensation for our executive officers in 2022 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment, subject to the achievement of pre-established individual and Company performance objectives. Each participant’s target payout and the weightings assigned to the individual and Company performance objectives are dependent on the participant’s organization level. Company performance is measured against a number of key business indicators (KBI’s), multiplied by a Company Safety Factor, the results of which are overlaid with Board Discretion. Since 2021, the following KBIs are in place: a) Free Cash Flow per Share target (15.75%), b) Absolute Return on Invested Capital target (15.75%), c) Commercial Performance (22.5%), d) Operating Running Costs (18%), e) Vessel uptime (18%) and f) ESG Performance (10%).

The Company Safety factor is based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established which determine the level of pay-out. The Board may exercise discretion to increase an individual’s payment to no more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2022 pursuant to the MIP were determined based on the following weightings: Individual performance (40.0%) and Company performance (60.0%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2022 was $4.4 million.

In addition, our executive officers received cash-based profit-sharing incentive awards in accordance with terms and conditions as included in their respective agreements, or the “Plan”. On April 1, 2022, we granted our executive officers an aggregate of $2.1 million under the Plan. The cash-based incentive plan vests incrementally with one quarter vesting on each of the two anniversaries of the grant dates and one half vesting on the third anniversary of the grant date, subject to the recipients’ continued service within each vesting period without performance conditions. In the event of early termination of service, any unvested portion will be treated in accordance with the Plan rules. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive cash-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards each year.

We did not set aside or accrue any amounts in the year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors or executive officers.

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

Our board of directors meets regularly throughout the year. In 2022, the board met 9 times.

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

Safety and Sustainability Committee

Our safety and sustainability committee consists of Messrs. Livanos, Metherell, Ruijs (resigned in March 2023) and Synetos (appointed in March 2023), with Mr. Livanos serving as the committee chairman. The safety and sustainability committee is responsible for:

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

D. Employees

During 2022, we had an average of 152 full-time employees based in our offices in Piraeus, London and Singapore. In addition to our shore-based employees, we also employed (directly and through manning agents) approximately 2,204 seafaring staff serving on our owned and managed ships. As we grow, GasLog and its affiliates may expect to recruit a number of additional seafarers qualified to staff and operate our newbuildings, as well as a small number of shore-based personnel.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. Attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation packages and training and development opportunities. Through our ESG strategy, we are constantly aiming to improve the diversity, equity and inclusion of our workforce and management team, granting access and engagement to a wide pool of talent. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2022, our retention rate was 96.1% for senior seagoing officers, 95.9% for other seagoing officers and 95.4% for shore staff.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of February 24, 2023 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5.0% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 95,389,062 common shares outstanding as of February 24, 2023. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Shares
Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	41,460,198	43.5%
James C. Berner	—	—
Julian R. Metherell	*	*
Anthony S. Papadimitriou	—	—
Eduard Ruijs	—	—
Christian A.H. Synetos	—	—
Paul A. Wogan	—	—
Paolo Enoizi	—	—
Achilleas Tasioulas	—	—
Konstantinos Karathanos	—	—
All directors and officers as a group
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	11,164,904	11.7%
BlackRock(3)	42,763,960	44.8%
(1)	By virtue of common shares held (a) directly, (b) indirectly through Blenheim Holdings, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos and (d) by several entities of which Mr. Livanos and/or members of his family are beneficiaries and for which Mr. Livanos serves as an officer and/or a board member. Mr. Livanos disclaims beneficial ownership of the shares held by the entities referenced in (d). Mr. Livanos can effectively control the Company through direct and indirect ownership interests.
(2)	By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. A portion of the shares were acquired from the Company in a private placement in January 2014. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Onassis Foundation, and as a result may be deemed to have indirect beneficial ownership of the shares.
(3)	By virtue of common shares held indirectly through its wholly owned subsidiary, GEPIF III Crown BidCo L.P. acquired on June 6, 2021.
*	Less than 1.0%.

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

The Partnership conducts its operations through its vessel-owning subsidiaries and as of February 24, 2023, had a wholly owned and bareboat fleet of 14 LNG carriers. As of February 24, 2023, we hold a 33.2% ownership interest in the Partnership and, as a result of our ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, we have the ability to control the Partnership’s affairs and policies.

On January 24, 2023, GasLog delivered an unsolicited non-binding proposal to the Partnership’s board of directors to acquire all of the outstanding Common Units not already beneficially owned by GasLog. For additional information, see “Item 4. Information on the Company—B. Business Overview—Overview”.

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

We received total distributions from GasLog Partners of $0.7 million in 2022.

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

Indemnification

Under the omnibus agreement, we will indemnify GasLog Partners after the closing of its IPO for a period of five years (and we will indemnify the Partnership for a period of at least three years after its purchase of any vessels subject to purchase options, if applicable) against certain environmental and toxic tort liabilities with respect to the vessels that are contributed or sold to the Partnership to the extent arising prior to the time such vessels were contributed or sold to the Partnership. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by us for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case we are liable for claims only to the extent such aggregate amount exceeds $0.5 million.

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

Egypt LNG

We have a 25.0% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of Shell. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2022 to December 31, 2022, we received a total of approximately $0.7 million in revenues from Egypt LNG in respect of our vessel management services.

Consulting Services Agreements

In December 2020, GasLog and GasLog Partners reached agreement with Ceres Shipping Enterprises S.A. (“Ceres Shipping Enterprises”), an entity controlled by the Livanos family, to pay a fee of US$1.0 million to Ceres Shipping Enterprises in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing of all GasLog and GasLog Partners bank debt maturities due in 2021. The US$1.0 million fee was paid 60% by GasLog and 40% by GasLog Partners.

In February 2021, GasLog agreed with Ceres Shipping Enterprises that if GasLog proceeds with the refinancing of the 8.875% Senior Notes due 2022, Ceres Shipping Enterprises will receive a fee equal to 10% of the total fees paid by the Company to investment banks in the refinancing process. The fee payable to Ceres Shipping Enterprises was in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing. The US$487,500 fee was paid in December 2021.

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

Preference Shares Dividend Requirements

Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares of $0.546875 per share on, January 3, 2022, April 1, 2022, July 1, 2022, October 3, 2022 and January 3, 2023. Our Preference Shares dividend payment obligations impact our future liquidity needs.

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

Set out below is a table showing the dividends declared on our Preference Shares in 2018, 2019, 2020, 2021 and 2022.

	Year ended December 31,
	2018	2019	2020	2021	2022	Total

	(Expressed in millions of U.S. dollars)
Preference share dividend declared	$10.1	$10.1	$10.1	$10.1	$10.1	$50.5

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

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Of the Company’s 500 million authorized shares, 4.6 million have been designated 8.75% Series A Cumulative Redeemable Perpetual Preference Shares.

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

We do not expect to qualify for the statutory tax exemption for the year of 2022 or for future years. For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below).

For 2022, our accrued U.S. source gross transportation tax for the wholly owned subsidiaries of GasLog, was $4.3 million. In addition, our U.S. source gross transportation income in future years that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rate of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022. Based on our evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting are designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

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

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

ITEM 16.B.   CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2022.

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

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and 2021.

The chart below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) for services performed in 2021 and 2022 and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2021	2022

	(Expressed in
	millions of
	U.S. Dollars)
Audit fees	$1.0	$0.8
Total fees	$1.0	$0.8

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

Tax Fees

No tax fees were billed by our principal accountant in 2021 and 2022.

Audit-Related Fees

No audit-related fees were billed by our principal accountant in 2021 and 2022.

All Other Fees

No other fees were billed by our principal accountant in 2021 and 2022.

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

ITEM 16.D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our preference shares by our affiliated purchasers for the period ended December 31, 2022.

			Total
			Number of	Maximum
			Shares	Number of
			Purchased	Shares that
			as Part of	May Yet Be
	Total		Publicly	Purchased
	Number of	Average	Announced	Under the
	Shares	Price Paid	Plans or	Plans or
Period	Purchased	per Share ($)	Programs	Programs
February 2022(1)	16,450	$25.56	—	—
March 2022 (1)	62,736	$25.75	—	—
May 2022 (1)	12,506	$24.87	—	—
September 2022 (1)	6,000	$24.84	—	—
November 2022 (1)	15,000	$24.36	—	—
December 2022(1)	7,049	$24.56	—	—
Total	119,741		—	—
(1)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions.

ITEM 16.F.   CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

None.

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

ITEM 16.H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-68 included herein by reference.

ITEM 19.   EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(9)
1.2	Bye-laws of GasLog Ltd.(9)
2.2	Description of Registered Securities.(11)
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
4.7

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers(4)*

4.8

Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.(5)*

4.9

Facility Agreement dated June 25, 2019, relating to $130,000,000 Term Loan Facility among GasLog Hellas-1 Special Maritime Enterprise as Borrower, ABN Amro Bank N.V. and Oversea-Chinese Banking Corporation Limited as mandated lead arrangers and ABN Amro Bank N.V. as agent and the security agent; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” (11)**

4.10

Form of Corporate Guarantee between GasLog Ltd. and ABN Amro Bank N.V. (provided in respect of the GasLog Warsaw Facility, dated June 25, 2019); please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” (11)**

4.11

Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers, GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”(7)**

4.12

Facility Agreement dated July 16, 2020, relating to $576,887,500 loan facility among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-eighteen Ltd. as borrowers, ABN Amro Bank N.V., Citigroup Global Markets Limited, Nordea Bank ABP, Filial I Norge and HSBC Bank PLC as mandated lead arrangers and Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Australia Bank Limited as arrangers, with ABN Amro Bank N.V. as agent and security agent and ABN Amro Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABO, Filial I Norge as bookrunners, guaranteed by GasLog Ltd., GasLog Carriers, GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” **(7)

4.13

Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” **(8)

4.14

Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities” **(8)

4.15

Facility Agreement dated July 30, 2020, relating to a $96,800,000 loan facility among GAS-fifteen Ltd. as Borrower and National Bank of Greece S.A. as Arranger, Agent and Security Agent, guaranteed by GasLog Ltd. and GasLog Carriers; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”. **(10)

4.20

Agreement and Plan of Merger dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger Agreement”(9)

4.21

Rollover Agreement dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Merger Agreement”(9)

8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte LLP
15.2	Consent of Deloitte Certified Public Accountants S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form F-1 (File No. 333-179034), declared effective by the SEC on March 29, 2012, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on May 24, 2013, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, or an amendment thereto, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 26, 2019, and hereby incorporated by reference to such Report.
(6)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on June 24, 2019, and hereby incorporated by reference to such Report.
(7)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.
(8)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on March 3, 2021, and hereby incorporated by reference to such Report.
(10)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 20-F (File No. 001-35466), filed with the SEC on March 5, 2021, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 20-F (File No. 001-35466), filed with the SEC on March 9, 2022, and hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.
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

GASLOG LTD.,

By	/s/ PAOLO ENOIZI
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer

Dated: March 3, 2023

GASLOG LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company for the year ended December 31, 2020 were audited by other auditors whose report, dated March 5, 2021, expressed an unqualified opinion on those statements. However, we were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company, and accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tangible fixed assets — Impairment of vessels — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The carrying value of vessels as of December 31, 2022, was $4,480.4 million, net of an impairment loss of $68.3 million recognized in 2022.

The Company’s vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel for which impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use and compares it to the carrying value. As of December 31, 2022, negative indicators were identified with respect to the Group’s Steam vessels which triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022. The Company assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which is charter rates for non-contracted revenue days and discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

At each reporting date, the Company reassesses its impairment assumptions and revises them as appropriate. In its impairment assessment during 2022, the Company compared each Steam vessel’s value in use applying the “expected cash flow” approach instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for the Company’s four steam vessels. As of December 31, 2022, the Company’s management established its expectations for recovering each steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to Steam vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

We identified impairment of Steam vessels as a critical audit matter because of the significant judgments made by management to estimate the discount rate and the charter rates for non-contracted revenue days which are particularly subjective as they involve assumptions about the LNG shipping market through the end of the useful lives of the Steam vessels, and due to the sensitivity of the value in use calculations to management’s assumptions. Performing audit procedures to evaluate the reasonableness of management’s estimates of charter rates for non-contracted revenue days and the discount rate required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the charter rate assumption for non-contracted revenue days and discount rate used by management to estimate the recoverable amount of Steam vessels included the following:

●	We tested the controls over management’s estimation of the recoverable amount of Steam vessels for which impairment indicators were identified, including controls over the assumption for the charter rate for non-contracted revenue days and the discount rate.

●	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including management’s estimation method; testing the source information underlying the determination of the discount rate; the mathematical accuracy of the discount rate calculation; and developing a range of independent estimates and comparing those to the discount rate selected by management.

●	We assessed the Company’s use of the expected cash flow approach by obtaining evidence supporting its appropriateness as well as contradictory evidence supporting the traditional approach.

●	We evaluated the reasonableness of charter rates for non-contracted revenue days up to December 31, 2023 by comparing management’s assumptions for vessels to market data and considered actual time charters agreed with charterers for similar vessels.

●	We evaluated the reasonableness of management’s charter rate assumptions from January 1, 2023 through the end of each Steam vessel’s useful life, for which very limited observable market data is available, by evaluating management’s rationale and evidence for these assumptions, as follows:

1.	We re-assessed the rationale and evidence for the estimated long-term hire rate assumptions of other type of vessels and the differential between the longer-term charter rates for each vessel type assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.
2.	We compared them with management’s assumptions for the period up to December 31, 2023 for which market data was available and assessed the reasonableness of the changes in management’s charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.
●	We also considered other relevant evidence, including shipbrokers’ estimates of market values of Steam vessels that were lower than management’s estimates of values in use as of December 31, 2022.
●	We tested the mathematical accuracy of management’s value in use calculations and agreed the inputs to the source information and underlying assumptions used by management.
●	We assessed the sensitivity disclosures in Note 6 based on our own sensitivity analysis and checked management’s calculations of those sensitivities.
●	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 3, 2023

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows of GasLog Ltd. and subsidiaries (the “Company”), for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte LLP

London, United Kingdom

March 5, 2021

We began serving as the Company’s auditor in 2014. In 2021 we became the predecessor auditor.

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position

As of December 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2021	December 31, 2022
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	23,508	28,823
Deferred financing costs		5,564	8,778
Other non-current assets	10	4,866	2,092
Derivative financial instruments, non-current portion	26	1,913	13,225
Tangible fixed assets	6	5,002,829	4,514,663
Vessels under construction	6	22,939	210,099
Right-of-use assets	7	363,035	416,485
Total non-current assets		5,434,165	5,203,676
Current assets
Trade and other receivables	9	28,595	22,897
Amounts due from related parties	21	18	61
Derivative financial instruments, current portion	26	596	25,383
Inventories		8,327	8,483
Prepayments and other current assets		5,798	7,262
Short-term cash deposits	8	—	36,000
Cash and cash equivalents	8	282,246	368,286
Total current assets		325,580	468,372
Total assets		5,759,745	5,672,048
Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	954	954
Contributed surplus	11	692,536	658,888
Reserves	12	15,322	16,464
(Accumulated deficit)/retained earnings		(65,117)	108,685
Equity attributable to owners of the Group		643,741	785,037
Non-controlling interests	4	924,630	936,741
Total equity		1,568,371	1,721,778
Current liabilities
Trade accounts payable		15,892	19,725
Ship management creditors	8,21	119	14
Amounts due to related parties	21	27	26
Derivative financial instruments, current portion	26	25,518	2,834
Other payables and accruals	14	153,501	166,932
Borrowings, current portion	13	553,161	294,977
Lease liabilities, current portion	7	30,905	48,548
Total current liabilities		779,123	533,056
Non-current liabilities
Derivative financial instruments, non-current portion	26	28,694	5,498
Borrowings, non-current portion	13	3,105,059	3,004,767
Lease liabilities, non-current portion	7	271,945	287,828
Other non-current liabilities	6	6,553	119,121
Total non-current liabilities		3,412,251	3,417,214
Total equity and liabilities		5,759,745	5,672,048

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2020	2021	2022
Revenues	18	674,089	809,577	915,625
Voyage expenses and commissions	16	(21,883)	(19,430)	(14,260)
Vessel operating and supervision costs	15	(148,235)	(166,432)	(170,591)
Depreciation	6,7	(177,213)	(202,953)	(228,639)
Impairment loss	6	(28,627)	(153,669)	(68,287)
Loss on disposal of non-current assets	6	(572)	(1,100)	(406)
General and administrative expenses	17	(47,249)	(43,313)	(35,007)
Profit from operations		250,310	222,680	398,435
Financial costs	19	(165,281)	(166,955)	(184,675)
Financial income	19	726	142	4,118
(Loss)/gain on derivatives	26	(84,658)	22,680	74,807
Share of profit of associates	5	2,192	1,969	4,562
Total other expenses, net		(247,021)	(142,164)	(101,188)
Profit for the year		3,289	80,516	297,247
Attributable to:
Owners of the Group		(44,948)	67,663	207,450
Non-controlling interests		48,237	12,853	89,797
		3,289	80,516	297,247

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income or loss

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	Note	2020	2021	2022
Profit for the year		3,289	80,516	297,247
Other comprehensive (loss)/income:
Items that may not be reclassified subsequently to profit or loss:
Actuarial gain		57	—	—
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	26	(750)	(161)	384
Other comprehensive (loss)/income for the year		(693)	(161)	384
Total comprehensive income for the year		2,596	80,355	297,631
Attributable to:
Owners of the Group		(45,641)	67,502	207,834
Non-controlling interests		48,237	12,853	89,797
		2,596	80,355	297,631

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

						(Accumulated		Non -
	Share	Preference	Contributed		Treasury	deficit)/	Attributable	controlling
	capital	shares	surplus	Reserves	shares	Retained	to owners of	interests
	(Note 11)	(Note 11)	(Note 11)	(Note 12)	(Note 11)	earnings	the Group	(Note 4)	Total
Balance as of January 1, 2020	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Proceeds from private placement, net of offering costs (Note 11)	144	—	34,849	—	—	—	34,993	—	34,993
Equity offering costs	—	—	—	—	—	—	—	(132)	(132)
Dividend declared (common and preference shares) (Note 12)	—	—	(35,698)	—	—	—	(35,698)	(56,859)	(92,557)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	5,385	—	—	5,385	—	5,385
Settlement of share-based compensation	—	—	—	(2,824)	2,819	—	(5)	—	(5)
Treasury shares, net or GasLog Partners’ common units (Notes 4 and 11)	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the year	—	—	—	—	—	(44,948)	(44,948)	48,237	3,289
Other comprehensive loss for the year	—	—	—	(693)	—	—	(693)	—	(693)
Total comprehensive (loss)/income for the year	—	—	—	(693)	—	(44,948)	(45,641)	48,237	2,596
Balance as of December 31, 2020	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137
Net proceeds from GasLog Partners' public offerings of common units (Note 4)	—	—	—	—	—	—	—	9,633	9,633
Repurchases of GasLog Partners’ preference units (Note 4)	—	—	—	—	—	—	—	(18,388)	(18,388)
Dividend declared (common and preference shares) (Note 12)	—	—	(67,286)	—	—	—	(67,286)	(31,236)	(98,522)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	3,351	—	—	3,351	—	3,351
Settlement of share-based compensation	—	—	—	(6,535)	1,340	—	(5,195)	—	(5,195)
Profit for the year	—	—	—	—	—	67,663	67,663	12,853	80,516
Other comprehensive loss for the year	—	—	—	(161)	—	—	(161)	—	(161)
Total comprehensive (loss)/income for the year	—	—	—	(161)	—	67,663	67,502	12,853	80,355
Balance as of December 31, 2021	954	46	692,536	15,322	—	(65,117)	643,741	924,630	1,568,371
Repurchases of GasLog Partners’ preference units (Note 4)	—	—	—	—	—	—	—	(49,244)	(49,244)
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	(33,648)	—	—	(33,648)	(67,296)	(28,442)	(95,738)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	758	—	—	758	—	758
Profit for the year	—	—	—	—	—	207,450	207,450	89,797	297,247
Other comprehensive income for the year	—	—	—	384	—	—	384	—	384
Total comprehensive income for the year	—	—	—	384	—	207,450	207,834	89,797	297,631
Balance as of December 31, 2022	954	46	658,888	16,464	—	108,685	785,037	936,741	1,721,778

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2020	2021	2022
Cash flows from operating activities:
Profit for the year		3,289	80,516	297,247
Adjustments for:
Depreciation	6,7	177,213	202,953	228,639
Impairment loss	6	28,627	153,669	68,287
Loss on disposal of non-current assets	6	572	1,100	406
Share of profit of associates	5	(2,192)	(1,969)	(4,562)
Financial income	19	(726)	(142)	(4,118)
Financial costs	19	165,281	166,955	184,675
Loss/(gain) on derivatives (excluding realized gain/(loss) on forward foreign exchange contracts held for trading)	26	85,222	(23,817)	(80,742)
Non-cash defined benefit obligations		57	—	—
Share-based compensation		5,849	3,448	760
		463,192	582,713	690,592
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net		(11,361)	7,482	6,218
(Increase)/decrease in prepayments and other assets		(4,239)	3,205	(2,454)
Decrease/(increase) in inventories		607	(762)	(156)
(Increase)/decrease in other non-current assets		(3,666)	801	2,774
Increase/(decrease) in other non-current liabilities		375	(1,497)	651
Increase in accounts payable and other current liabilities		14,574	165	1,287
Net cash provided by operating activities		459,482	592,107	698,912
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(732,385)	(506,641)	(193,464)
Proceeds from sale and sale and leasebacks of tangible fixed assets, net	6,7	2,322	242,979	225,429
Proceeds from Floating Storage Regasification Unit (“FSRU”) forthcoming sale	6	—	—	108,632
Other investments	5	(472)	(230)	(753)
Payments for right-of-use assets		(5,803)	—	(25)
Dividends received from associate		1,725	1,700	—
Purchase of short-term cash deposits		—	(2,500)	(61,000)
Maturity of short-term cash deposits		4,500	2,500	25,000
Increase in restricted cash		(300)	—	—
Financial income received		844	142	3,554
Net cash (used in)/provided by investing activities		(729,569)	(262,050)	107,373

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2020	2021	2022
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	27	2,138,035	471,867	374,659
Loan and bond repayments	27	(1,481,709)	(592,463)	(729,849)
Principal elements of lease payments	7,27	(11,150)	(14,843)	(42,262)
Payment of loan and bond issuance costs		(35,795)	(13,437)	(5,188)
Loan issuance costs received		792	379	—
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)		—	10,000	—
Payment of equity raising costs		(1,153)	(347)	(20)
Proceeds from private placement		36,000	—	—
Payment for cross currency swaps’ (“CCSs”) termination/modification		(4,052)	—	—
Payment for bond repurchase at a premium		(1,937)	—	—
Payment for interest rate swaps termination		(31,662)	—	—
Proceeds from entering into interest rate swaps		31,622	—	—
Interest paid		(169,284)	(172,772)	(164,499)
Loan/bond modification costs related to the Transaction (as defined in Note 1)		—	(15,718)	—
Payment of cash collaterals for swaps		(96,314)	(9,080)	—
Release of cash collaterals for swaps		95,067	31,557	990
Purchase of treasury shares or GasLog Partners’ common and preference units		(2,996)	(18,388)	(49,244)
Dividends paid (common and preference)		(90,041)	(91,499)	(105,277)
Net cash provided by/(used in) financing activities		375,423	(414,744)	(720,690)
Effects of exchange rate changes on cash and cash equivalents		(1,814)	(336)	445
Increase/(decrease) in cash and cash equivalents		103,522	(85,023)	86,040
Cash and cash equivalents, beginning of the year		263,747	367,269	282,246
Cash and cash equivalents, end of the year		367,269	282,246	368,286
Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year		15,273	11,837	13,761
Capital expenditures included in liabilities at the end of the year – Right-of-use assets		169	169	106
Equity raising costs included in liabilities at the end of the year		—	20	—
Loan issuance costs included in liabilities at the end of the year	27	320	23	6,059
Dividend declared included in liabilities at the end of the year		2,516	9,539	—
Liabilities related to leases at the end of the year	27	3	—	—
Non-cash prepayment of lease payments	7	—	55,374	38,183
Capitalized imputed interest included in long-term liabilities at the end of the year	6	—	—	3,294
Capitalized interest included in current liabilities at the end of the year	6,13	—	—	547

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries, lease asset companies, right-of-use asset companies and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

On February 21, 2021, GasLog entered into an agreement and plan of merger (the ‘‘Merger Agreement’’) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, ‘‘GEPIF’’), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the ‘‘Transaction’’). On June 4, 2021, the special general meeting of shareholders (the “Special Meeting”) was held, and shareholders approved (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement. Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”) was suspended and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“Preference Shares”) remain outstanding and continue to trade in the NYSE under the ticker symbol “GLOG PR A”.

Following the consummation of the Transaction on June 9, 2021, the Company, Blenheim Holdings Ltd., Blenheim Special Investments Holding Ltd. and Olympic LNG Investments Ltd. (collectively, the “Rolling Shareholders”) and GEPIF entered into a shareholders’ agreement with respect to the governance of the Company (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the board of directors of the Company were reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Company’s board of directors in accordance with the terms of the Shareholders’ Agreement. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

On May 12, 2014, GasLog Partners LP (“GasLog Partners” or the “Partnership”), a subsidiary of GasLog, completed its initial public offering (the “GasLog Partners’ IPO”) with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in net proceeds of $186,029 and representing a 48.2% ownership interest. Concurrently with the GasLog Partners’ IPO, the Partnership acquired from GasLog a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695 of cash consideration paid directly to GasLog from the GasLog Partners’ IPO proceeds.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Since GasLog Partners’ IPO, the Partnership acquired 100% of the ownership interests in the following GasLog subsidiaries that owned the vessels listed below:

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

As of December 31, 2022, GasLog holds a 33.2% ownership interest (including the 2% interest through general partner units) in GasLog Partners and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2022, the Group’s structure is as follows:

				Cargo
	Place of	Date of		Capacity Cubic
Name	Incorporation	Incorporation	Principal Activities	Meters (“cbm”)	Vessel	Delivery Date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Investment Holdings Ltd. (1)	Bermuda	September 2016	Dormant	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Dormant	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GAS-Two Panama S.A.	Panama	November 2020	Dormant	—	—	—
GasLog-one Malta Ltd.	Malta	August 2022	Dormant	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Right-of-use asset company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Right-of-use asset company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea (2)	October 2013
GAS-eighteen Ltd. (3)	Bermuda	January 2014	Dormant	—	—	—
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Right-of-use asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	GasLog Windsor	April 2020
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Westminster	July 2020
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Wales	May 2020
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	GasLog Georgetown	November 2020
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	GasLog Galveston	January 4, 2021
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	GasLog Wellington	June 15, 2021
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	GasLog Winchester	August 24, 2021
GAS-FFA Trading Ltd. (4)	Bermuda	December 2018	Dormant	—	—	—
GAS-FFA Partnership Trading Ltd. (4)	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty eight Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2532	Q3 2024(5)
GAS-thirty nine Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2533	Q3 2024(5)
GAS-forty Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2534	Q3 2025(5)
GAS-forty one Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2535	Q4 2025(5)
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw	July 2019
GasLog Hellas-2 Special Maritime Enterprise	Greece	August 2022	Vessel-owning company	145,000	GasLog Athens (3)	October 2022
33.2% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GasLog-two Malta Ltd.	Malta	August 2022	Dormant	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Dormant	—	—	—
GAS-twenty one Ltd.	Bermuda	April 2014	Right-of-use asset company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—

(1)In October 2022, GAS-twenty nine Ltd. was renamed to GasLog Investment Holdings Ltd.

(2)In February 2023, the GasLog Chelsea changed from the flag of Bermuda to the flag of Greece and was renamed to Alexandroupoli.

(3)

In October 2022, the Methane Lydon Volney, delivered in April 2014, changed from the flag of Bermuda to the flag of Greece, was renamed GasLog Athens and was sold by GAS-eighteen Ltd. to the subsidiary GasLog Hellas-2 Special Maritime Enterprise.

(4)	On January 7, 2022, GAS-thirty six Ltd. was renamed to GAS-FFA Trading Ltd. and GAS-thirty seven Ltd. was renamed to GAS-FFA Partnership Trading Ltd.
(5)	Expected quarter of delivery for newbuildings as of December 31, 2022, are presented.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On October 26, 2021, GasLog Partners and GasLog completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of China Development Bank Financial Leasing Co., Ltd. (“CDBL”). The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation.

On March 28, 2022, GasLog completed the sale and leaseback of the GasLog Skagen with a wholly-owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation.

On September 14, 2022, GasLog Partners completed the sale of the Methane Shirley Elisabeth (previously owned by GAS-twenty Ltd.) to an unrelated third party.

On October 31, 2022, GasLog Partners completed the sale and leaseback of the Methane Heather Sally with an unrelated third party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation.

All entities in the Group have a December 31st year end. During 2022, the Group employed an average of 152 employees (2021: 159 and 2020: 176).

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

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

Going concern

In considering going concern management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2022, the Group’s current assets totaled $468,372, while current liabilities totaled $533,056, resulting in a negative working capital position of $64,684. Current liabilities include $79,099, net of unamortized fees of $691, with respect to the associated debt of the GasLog Chelsea, which GasLog agreed to sell following its conversion to an FSRU (the sale is expected to be completed by the fourth quarter of 2023) and $71,228 of unearned revenue in relation to hires received in advance of December 31, 2022 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Management anticipates that our primary sources of funds over the next twelve months will be available cash, cash from operations, existing and new borrowings and future sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On March 3, 2023, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

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

For the years ended December 31, 2020, 2021 and 2022

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

The Group is a lessee under vessel sale and leaseback arrangements and also leases various properties, vessel and office equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), initially measured using the index or rate as at the commencement date, (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate, which is the Group’s current average borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel or office equipment.

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

Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. Each component is accounted for in accordance with the applicable accounting standard. The revenue in relation to the lease component of the agreements is accounted for under IFRS 16 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the service.

Revenue from vessel management and vessel construction project supervision contracts is recognized when earned and when it is probable that future economic benefits will flow to the Group and such a benefit can be measured reliably.

Time charter hires received in advance are classified as liabilities until the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement, the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees and extra war risk insurance are paid by the charterer.

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

For the years ended December 31, 2020, 2021 and 2022

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

Non-current assets held for sale

Non-current assets (such as vessels) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, where the asset is available for immediate sale in its present condition and the sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets held for sale are presented separately from the other assets in the statement of financial position and are not depreciated or amortized while they are classified as held for sale.

Vessels under construction

Vessels under construction are presented at cost less identified impairment losses, if any. Costs include scheduled advance shipyard installment payments and other vessel costs including capitalized interest incurred during the construction period that are directly attributable to the acquisition or construction of the vessels.

Upon completion of the construction, the vessels are presented on the statement of financial position in accordance with the “Tangible fixed assets: Property, plant and equipment” policy as described below.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Tangible fixed assets: Property, plant and equipment

Tangible fixed assets are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition. The cost of an LNG vessel is split into two components, a “vessel component” and a “dry-docking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Group would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Management estimates the residual value of its vessels to be equal to the product of their lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective December 31, 2022, following management’s annual reassessment, the estimated scrap rate per LWT was increased. This change in estimate is expected to decrease the future annual depreciation by $2,151. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Group might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

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

Reimbursable capital expenditures

Costs eligible for capitalization that are contractually reimbursable by our charterers are recognized on a gross basis in the period incurred under “Vessels”. Concurrently, an equal amount is deferred as a liability and amortized to the consolidated statement of profit or loss as revenue over the remaining tenure of the charter party agreement.

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

For the years ended December 31, 2020, 2021 and 2022

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

●	Short-term cash deposits

Short-term cash deposits represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

●	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. At each reporting date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method. Trade receivables are written off when there is no reasonable expectation of recovery. See Note 9 for further information about the Group’s accounting for trade receivables.

The simplified approach is applied to trade and other receivables and the Group recognizes lifetime expected credit losses (“ECLs”) on trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs.

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

For the years ended December 31, 2020, 2021 and 2022

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

The Group’s criteria for classifying a derivative instrument in a hedging relationship include: (1) the existence of an economic relationship between the hedged item and the hedging instrument (i.e., the hedging instrument and hedged item must, based on an economic rationale, be expected to move in opposite directions as a result of a change in the hedged risk); (2) the effect of the credit risk should not dominate the value changes of either the hedged item or the hedging instrument (i.e., credit risk can arise on both the hedging instrument and the hedged item in the form of the counterparty’s credit risk or the entity’s own credit risk); and (3) the hedge ratio (i.e., the ratio between the amount of hedged item and the amount of hedging instrument) of the hedging relationship is the same as that actually used in the economic hedge.

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

In accordance with the transition provisions, in December 2019 the Group adopted the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which provide certain reliefs in connection with interest rate benchmark reform, retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (“IBOR”) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. The reliefs will cease to apply when the uncertainty arising from interest rate benchmark reform is no longer present. The Group uses CCSs in order to hedge the Group’s exposure to fluctuations deriving from its bonds (Note 26). The amendments permit continuation of hedge accounting even though there is uncertainty about the replacement of the floating interest rates included in its CCSs (Note 24).

●	Lease liabilities

Lease liabilities are initially measured at the fair value of the leased property or, if lower, the present value of the minimum lease payments—discounted at the interest rate implicit in the lease, if practicable, or else at the Group’s incremental borrowing rate—and subsequently measured at amortized cost, using the effective interest rate method. Finance charges in respect of finance leases are recognized in the consolidated statement of profit or loss under “Financial costs”.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Segment information

The information provided to the Group’s chief operating decision maker, being the Chief Executive Officer, to review the Group’s operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Employee benefits

(i)	Short-term employee benefits

Liabilities for wages and salaries that are expected to be settled wholly within 12 months after the end of the annual reporting period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current liabilities in the consolidated statement of financial position.

(ii)	Long-term employee benefits

Long-term employee benefits are employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service that gives rise to the benefit. These obligations are measured as the present value of expected future payments to be made with any unwind in the discount reflected in the consolidated statement of profit or loss.

(iii)Share-based compensation

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(iv)Termination benefits

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

Classification of the non-controlling interests: The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (36,066,259 units as of December 31, 2022). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Key sources of estimation uncertainty are as follows:

Impairment loss on vessels: The Group evaluates the carrying amounts of each of its vessels and vessels under construction to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any. With respect to vessels, their total carrying amount as of December 31, 2022, was $4,480,422 (December 31, 2021: $4,972,283). Recoverable amount is the higher of fair value less costs to sell and value in use. The Group’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Group’s steam turbine propulsion (“Steam”) vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Group could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022.

The Group performed an impairment assessment for the Steam vessels by comparing each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows instead of the single most likely cash flow known as the “traditional approach”. The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2022, the Group’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Group used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate used in the projected operating revenues.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2022, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

For non-contracted periods starting on the second year for already expired charters or upon the expiration of the firm charter period of a vessel through the end of each vessel’s useful life, the estimated average time charter rates for Steam vessels were based on analysis of future supply and demand for LNG, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam vessels’ charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels. The Group also considered estimated future time charter rates taking into account the significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel-efficient LNG carriers to the global fleet and the anticipated developments in terms of environmental regulations.

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

The Group used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as its expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Group’s depreciation policy. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry, taking into account the effect of observable inflationary pressures as of December 31, 2022.

In the Group’s impairment assessment as of December 31, 2022, the rate used to discount future estimated cash flows to their present values was 8.4% (7.5% as of December 31, 2021). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for three of the four Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $11,376 was recognized in the year ended December 31, 2022 (Note 6).

In connection with the impairment testing of our vessels as of December 31, 2022, we performed a sensitivity analysis on the most difficult, subjective or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 6). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Group’s Steam vessels.

Adoption of new and revised IFRS

(a)Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current year which were relevant to the Group or material with respect to the Group’s financial statements.

(b)Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements (as further amended in October 2022), to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability, as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Group’s financial statements.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd”. As of December 31, 2022, the Group assessed the recoverable amount of goodwill and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on discounted future cash flows based on the financial budget approved by management for the year-ending December 31, 2023 and management forecasts until 2026.

The key assumptions used in the value-in-use calculations (2023 and beyond) are as follows:

(i)	Average inflation of 1.0% per annum based on historical data and performance;
(ii)	A pre-tax discount rate of 8.3% per annum based on cost of equity;
(iii)	Annual growth rate of 1.0%; and
(iv)	1 Euro (“EUR”) = USD 1.03 based on the 2023 budget.

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

GasLog Partners’ offerings

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 Restricted Common Units (“RCUs”) and 21,292 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”). On June 30, 2020, GasLog Partners issued an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs under the GasLog Partners’ Plan.

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of incentive distribution rights (“IDRs”) in June 2019.

Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under the GasLog Partners’ Plan.

On March 31, 2021, GasLog Partners entered into a Fourth Amended and Restated Equity Distribution Agreement to renew the Partnership’s “at-the-market” common equity offering programme (“ATM Programme”). Under the ATM Programme, in the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total net proceeds, after deducting fees and other expenses, of $9,633. As of December 31, 2022, the unutilized portion of the ATM Programme was $116,351.

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 RCUs and 2,992 PCUs under the GasLog Partners’ Plan.

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of IDRs in June 2019.

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 RCUs and 14,062 PCUs under the GasLog Partners’ Plan. On June 30, 2022, GasLog Partners issued 101,964 common units in connection with the vesting of 50,982 RCUs and 50,982 PCUs under the GasLog Partners’ Plan.

On July 1, 2022, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the third tranche of its Class B units issued upon the elimination of IDRs in June 2019. After the conversion of the first three tranches of 415,000 Class B units to common units on July 1, 2020, July 1, 2021 and July 1, 2022, the remaining 1,245,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-4 units, Class B-5 units and the Class B-6 units, respectively.

Under the Partnership’s preference unit repurchase programme established in 2021, renewed in 2022 and covering the period from March 11, 2021 to March 31, 2023, the preference units repurchased and cancelled as well as the amounts paid including commissions for the years ended December 31, 2021 and 2022 are presented in the following table:

		Amount paid including
Series	Number of units	commissions
Partnership’s Series B Preference Units (1)	464,429	11,580
Partnership’s Series C Preference Units (2)	269,549	6,808
Total for the year ended December 31, 2021	733,978	$18,388
Partnership’s Series A Preference Units (3)	665,016	16,420
Partnership’s Series B Preference Units	639,189	16,080
Partnership’s Series C Preference Units	669,406	16,744
Total for the year ended December 31, 2022	1,973,611	$49,244
(1)	The “Partnership’s Series B Preference Units” refer to the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units.
(2)	The “Partnership’s Series C Preference Units” refer to the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units.
(3)	The “Partnership’s Series A Preference Units” refer to the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Dividends declared attributable to non-controlling interests included in the consolidated statement of changes in equity represent cash distributions to holders of common and preference units.

In the year ended December 31, 2022, the board of directors of the Partnership approved and declared cash distributions of $1,441 and of $27,001 for the common units and preference units, respectively, held by non-controlling interests.

Following the IDRs’ elimination, 98% of the available cash (after deducting the earnings attributable to preference unitholders) is distributed to the common unitholders and 2% is distributed to the general partner.

Allocation of GasLog Partners’ profit/(loss)	2020	2021	2022
Partnership’s profit/(loss) attributable to:
Common unitholders	25,970	(23,486)	90,630
General partner	561	(482)	1,898
Preference unitholders	30,328	29,694	26,458
Total	56,859	5,726	118,986
Partnership’s profit/(loss) allocated to GasLog	8,622	(7,127)	29,189
Partnership’s profit allocated to non-controlling interests	48,237	12,853	89,797
Total	56,859	5,726	118,986

5. Investment in Associates

The Group participates in the following associates:

		% of
		ownership
	Country of	interest		Nature of	Measurement
Name	incorporation	2021	2022	relationship	method	Principal activity
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	20%	20%	Associate	Equity method	Service company
(1)	Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.
(2)	Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure.

The changes in investment in associates are reported in the following table:

	Associates
	2021	2022
As of January 1,	21,759	23,508
Additions	230	753
Share of profit of associates	1,969	4,562
Dividend declared	(450)	—
As of December 31,	23,508	28,823

The additions of $753 relate to the investment in Gastrade (December 31, 2021: $230). On February 9, 2017, the Group acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure. The Group, as well as being a shareholder, will provide operations and maintenance (“ O&M”) services for the FSRU through an O&M agreement which was signed on February 23, 2018.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

6. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

		Office
		property
		and other
		tangible	Total tangible	Vessels under
	Vessels	assets	fixed assets	construction
Cost
As of January 1, 2021	6,078,041	33,380	6,111,421	132,839
Additions	16,337	3,839	20,176	483,029
Disposals	(396,271)	—	(396,271)	—
Transfer from vessels under construction	581,952	—	581,952	(581,952)
Fully amortized fixed assets	(14,512)	—	(14,512)	—
As of December 31, 2021	6,265,547	37,219	6,302,766	33,916
Additions	7,924	4,374	12,298	187,160
Disposals	(530,752)	—	(530,752)	—
Fully amortized fixed assets	(2,903)	(371)	(3,274)	—
As of December 31, 2022	5,739,816	41,222	5,781,038	221,076
Accumulated depreciation and impairment loss
As of January 1, 2021	1,076,867	6,045	1,082,912	—
Depreciation	185,035	628	185,663	—
Disposals	(96,818)	—	(96,818)	—
Impairment loss	142,692	—	142,692	10,977
Fully amortized fixed assets	(14,512)	—	(14,512)	—
As of December 31, 2021	1,293,264	6,673	1,299,937	10,977
Depreciation	167,481	679	168,160	—
Disposals	(266,735)	—	(266,735)	—
Impairment loss	68,287	—	68,287	—
Fully amortized fixed assets	(2,903)	(371)	(3,274)	—
As of December 31, 2022	1,259,394	6,981	1,266,375	10,977
Net book value
As of December 31, 2021	4,972,283	30,546	5,002,829	22,939
As of December 31, 2022	4,480,422	34,241	4,514,663	210,099

Vessels with an aggregate carrying amount of $4,480,422 as of December 31, 2022 (December 31, 2021: $4,972,283) have been pledged as collateral under the terms of the Group’s credit facilities (Note 13).

On October 26, 2021, GAS-three Ltd. and GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of CDBL (Note 7).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On February 2, 2022, GasLog entered into an agreement for the sale of the GasLog Chelsea, a 153,600 cbm tri-fuel diesel electric propulsion (“TFDE”) LNG carrier built in 2010 to Gastrade for $265,086, payable in installments, following its conversion to an FSRU expected to be completed by the fourth quarter of 2023. On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Keppel Shipyard Ltd. (“Keppel”) to convert the GasLog Chelsea, into an FSRU in connection with the Final Investment Decision (“FID”) taken by Gastrade for the construction of a regasification terminal in Alexandroupolis. The proceeds from the sale of the GasLog Chelsea and specifically the amount of $108,632 (including $2,598 of extra proceeds due to variation orders) already received as of December 31, 2022 and the amount of $159,052 to be received in the future were considered as a significant financing component according to IFRS 15 Revenue from Contracts with Customers and are recognized under Other non-current liabilities. Consequently, the Group assessed the interest to be capitalized over time relating to the transaction, and the capitalized amount as of December 31, 2022 was $3,294 and was included in Vessels Under Construction. Following the signing of this agreement, as of March 31, 2022, the vessel was remeasured at the lower of its carrying amount and its recoverable amount (value in use), and a non-cash impairment loss of $19,350 was recorded.

On March 28, 2022, GAS-six Ltd. completed the sale and leaseback of the TFDE vessel GasLog Skagen with a wholly-owned subsidiary of CDBL (Note 7). The carrying amount of the vessel ($160,116) was initially remeasured at the lower of the vessel’s carrying amount and fair value less costs to sell and a non-cash impairment loss of $9,534 was recorded as of March 31, 2022. Subsequently, upon sale, a loss of $577 arising from the sale and leaseback transaction was recorded in the consolidated statement of profit or loss.

In June 2022, GAS-twenty Ltd., the vessel-owning entity of the Steam vessel Methane Shirley Elisabeth, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction completed on September 14, 2022. Also, as of June 30, 2022, GasLog Partners was actively pursuing to enter into an agreement for the sale and lease-back of a Steam vessel, the Methane Heather Sally, which was completed on October 31, 2022 (Note 7). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of June 30, 2022 with respect to both vessels. As a result, the carrying amounts of the Methane Shirley Elisabeth ($67,339) and the Methane Heather Sally ($74,123) were remeasured at the lower of their carrying amounts and fair values less costs to sell, resulting in the recognition of an impairment loss of $14,664 and $13,363, respectively, and were reclassified as “Vessels held for sale” (within current assets). During the year ended December 31, 2022, a loss of $166 arising from the sale of the Methane Shirley Elisabeth and a gain of $337 arising from the sale and leaseback transaction of the Methane Heather Sally were recorded in the consolidated statement of profit or loss.

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Group’s Steam vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Group could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, in accordance with the Group’s accounting policy (Note 2), with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022.

The recoverable amounts (values in use) for two of the three Steam vessels owned by the Partnership and the one Steam vessel owned by GasLog (in the table below) were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $11,376 was recognized in the consolidated statement of profit or loss in the year ended December 31, 2022.

	As of December 31, 2022
Vessel	Impairment loss	Recoverable amount
Methane Jane Elizabeth	(1,412)	65,408
GasLog Athens	(6,932)	64,115
Methane Alison Victoria	(3,032)	64,992
Total	(11,376)	194,515

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

As of December 31, 2022, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average long-term re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $35 per day ($35 per day as of December 31, 2021). Increasing/decreasing the average re-chartering rate used by $5 per day would (decrease)/increase the impairment loss by $(22,034)/$14,027. The discount rate used for the Steam vessels was 8.4% (7.5% as of December 31, 2021). Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $3,076/($3,078), respectively.

On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it would have access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into FSRUs whereby such conversion work would be undertaken by Keppel. GasLog was only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs had not been utilized in a GasLog vessel conversion within three years from November 2016, the items might be put to GasLog at 85% of the original cost, or GasLog might call for the purchase of such LLIs at 115% of the original cost. On February 7, 2020, GasLog paid $17,625 for the acquisition of such LLIs, following the expiration of the arrangement.

Related to the acquisition of six vessels from a subsidiary of Methane Services Limited (“MSL”) in 2014 and another two vessels in 2015, the Group was committed to purchase depot spares from MSL with an aggregate initial value of $8,000 which were all purchased and paid by June 2020.

In June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine which was included in Office property and other tangible assets to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle at a price of $2,457. The disposal resulted in a loss of $572.

In August 2018, GAS-thirty three Ltd. entered into a shipbuilding contract with Samsung Heavy Industries Co., Ltd. (“Samsung”) for the construction of one LNG carrier (174,000 cbm). The vessel (the GasLog Galveston) was delivered on January 4, 2021.

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

Vessels under construction

As of December 31, 2022, GasLog has the following newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”):

	Date of	Estimated	Cargo Capacity
LNG Carrier	agreement	delivery	(cbm)
Hull No. 2532	November 2021	Q3 2024	174,000
Hull No. 2533	November 2021	Q3 2024	174,000
Hull No. 2534	November 2021	Q3 2025	174,000
Hull No. 2535	November 2021	Q4 2025	174,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2022, the Group has paid to the shipyard $179,314 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery or achievement of other agreed milestones (Note 23(a)).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The vessels under construction costs as of December 31, 2021 and 2022 are comprised of:

	As of December 31,
	2021	2022
Progress shipyard installments	—	179,314
Onsite supervision costs	—	1,485
Critical spare parts, equipment and other vessel delivery expenses	22,939	29,300
Total	22,939	210,099

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

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd., and GasLog’s subsidiary, GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessels to third parties. The vessels were sold to CDBL for net proceeds of $242,979. GasLog Partners and GasLog, respectively, leased back the vessels under bareboat charters from CDBL for a period of five years with no repurchase option or obligation. These sale and leasebacks meet the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $173,550 and a corresponding lease liability of $118,176.

On March 28, 2022, GasLog’s subsidiary, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessel was sold to CDBL for net proceeds of $123,448. GasLog leased back the vessel under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation. The sale and leaseback meets the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $83,969 and a corresponding lease liability of $57,412.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally with an unrelated third party (which has the right to sell the vessel to third parties) for net proceeds of $49,472. GasLog Partners leased back the vessel under a bareboat charter until the middle of 2025, with no repurchase option or obligation. The sale and leaseback meets the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $30,345 and a corresponding lease liability of $18,719.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Properties	Other	Total
As of January 1, 2021	197,668	1,437	4,258	74	203,437
Additions, net	173,542	1,426	1,961	(41)	176,888
Depreciation	(14,655)	(1,223)	(1,396)	(16)	(17,290)
As of December 31, 2021	356,555	1,640	4,823	17	363,035
Additions/(write-offs), net	114,271	896	(1,238)	—	113,929
Depreciation	(57,675)	(1,674)	(1,127)	(3)	(60,479)
As of December 31, 2022	413,151	862	2,458	14	416,485

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2021	2022
As of January 1,	196,170	302,850
Additions, net	121,520	75,788
Interest expense on leases (Note 19)	10,269	13,639
Payments	(25,109)	(55,901)
As of December 31,	302,850	336,376
Lease liabilities, current portion	30,905	48,548
Lease liabilities, non-current portion	271,945	287,828
Total	302,850	336,376

An amount of $337 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2022 ($344 for the year ended December 31, 2021), which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

An amount of $6 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2022 ($23 for the year ended December 31, 2021), which represents the lease expense incurred for short-term leases not included in the measurement of the right-of-use assets and lease liability.

An amount of $108,773 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2022 ($42,034 for the year ended December 31, 2021), which represents the revenue from subleasing right-of-use assets.

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As of December 31,
	2021	2022
Current accounts	175,741	146,611
Time deposits (with original maturities of three months or less)	104,274	220,986
Ship management client accounts	119	14
Restricted cash	2,112	675
Total	282,246	368,286

Restricted cash as of December 31, 2021 and 2022 represents cash provided for bank guarantees (Note 23).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

As of December 31, 2022, an amount of $36,000 of time deposits with an original duration greater than three months was classified under short-term cash deposits.

9. Trade and Other Receivables

Trade and other receivables consist of the following:

	As of December 31,
	2021	2022
Trade receivables	574	3,207
VAT receivable	922	832
Accrued income	10,426	8,647
Insurance claims	7,839	1,444
Other receivables	8,834	8,767
Total	28,595	22,897

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

As of December 31, 2021 and 2022 no allowance for expected credit losses was recorded.

10. Other Non-Current Assets

Other non-current assets consist of the following:

	As of December 31,
	2021	2022
Various guarantees	603	219
Other long-term assets	4,263	1,873
Total	4,866	2,092

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

As of December 31, 2022, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 Preference Shares issued and outstanding (December 31, 2021: 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 Preference Shares issued and outstanding, December 31, 2020: 95,176,443 issued and outstanding common shares, par value $0.01 per share, 216,683 treasury shares issued and held by GasLog and 4,600,000 Preference Shares issued and outstanding). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
		Number of	Number of
	Number of	treasury	preference	Share	Preference	Contributed	Treasury
	common shares	shares	shares	capital	shares	surplus	shares
Outstanding as of January 1, 2020	80,871,670	121,456	4,600,000	810	46	760,671	(2,159)
Purchase of treasury shares	(323,919)	323,919	—	—	—	—	(2,000)
Proceeds from private placement, net of offering costs	14,400,000	—	—	144	—	34,849	—
Treasury shares distributed for awards vested or exercised in the year	228,692	(228,692)	—	—	—	—	2,819
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(35,698)	—
Outstanding as of December 31, 2020	95,176,443	216,683	4,600,000	954	46	759,822	(1,340)
Treasury shares distributed for awards vested or exercised in the year	212,619	(212,619)	—	—	—	—	1,314
Treasury shares cancelled	—	(4,064)	—	—	—	—	26
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(67,286)	—
Outstanding as of December 31, 2021	95,389,062	—	4,600,000	954	46	692,536	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(33,648)	—
Outstanding as of December 31, 2022	95,389,062	—	4,600,000	954	46	658,888	—

The treasury shares acquired by GasLog in 2014, 2018, 2019 and 2020 in relation to the settlement of share-based compensation awards (Note 22) were cancelled in 2021.

12. Reserves

The movements in reserves are reported in the following table:

			Share-based
		Employee	compensation	Total
	Hedging	benefits	reserve	reserves
Balance as of January 1, 2020	(3,072)	(156)	20,027	16,799
Effective portion of changes in fair value of cash flow hedges	(750)	—	—	(750)
Share-based compensation, net of accrued dividend	—	—	5,385	5,385
Settlement of share-based compensation	—	—	(2,824)	(2,824)
Actuarial gain	—	57	—	57
Balance as of December 31, 2020	(3,822)	(99)	22,588	18,667
Effective portion of changes in fair value of cash flow hedges	(161)	—	—	(161)
Share-based compensation, net of accrued dividend	—	—	3,351	3,351
Settlement of share-based compensation	—	—	(6,535)	(6,535)
Balance as of December 31, 2021	(3,983)	(99)	19,404	15,322
Effective portion of changes in fair value of cash flow hedges	384	—	—	384
Share-based compensation, net of accrued dividend	—	—	758	758
Balance as of December 31, 2022	(3,599)	(99)	20,162	16,464

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Dividend distributions

GasLog’s dividend distributions for the years ended December 31, 2020, 2021 and 2022 are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 5, 2020	Common	$0.15	March 12, 2020	12,082
March 12, 2020	Preference	$0.546875	April 1, 2020	2,516
May 6, 2020	Common	$0.05	May 28, 2020	4,035
May 14, 2020	Preference	$0.546875	July 1, 2020	2,516
August 4, 2020	Common	$0.05	August 27, 2020	4,758
September 16, 2020	Preference	$0.546875	October 1, 2020	2,516
November 9, 2020	Common	$0.05	November 30, 2020	4,759
December 9, 2020	Preference	$0.546875	January 4, 2021	2,516
Total				35,698
February 21, 2021	Common	$0.05	March 11, 2021	4,759
March 11, 2021	Preference	$0.546875	March 31, 2021	2,516
May 5, 2021	Common	$0.05	May 26, 2021	4,769
May 13, 2021	Preference	$0.546875	June 30, 2021	2,516
August 4, 2021	Common	$0.15	August 11, 2021	14,308
September 16, 2021	Preference	$0.546875	October 1, 2021	2,516
September 30, 2021	Common	$0.10	October 1, 2021	9,539
November 15, 2021	Preference	$0.546875	December 31, 2021	2,516
November 15, 2021	Common	$0.15	November 18, 2021	14,308
November 15, 2021	Common	$0.10	February 28, 2022	9,539
Total				67,286
February 23, 2022	Common	$0.15	March 1, 2022	14,308
March 9, 2022	Preference	$0.546875	April 1, 2022	2,516
May 10, 2022	Common	$0.15	May 12, 2022	14,308
May 10, 2022	Preference	$0.546875	July 1, 2022	2,516
August 3, 2022	Common	$0.15	August 5, 2022	14,308
August 3, 2022	Preference	$0.546875	October 4, 2022	2,516
November 9, 2022	Common	$0.15	November 10, 2022	14,308
November 29, 2022	Preference	$0.546875	December 30, 2022	2,516
Total				67,296

13. Borrowings

An analysis of the borrowings is as follows:

	As of December 31,
	2021	2022
Amounts due within one year	565,503	305,975
Less: unamortized premium	144	—
Less: unamortized deferred loan/bond issuance costs	(12,486)	(10,998)
Borrowings, current portion	553,161	294,977
Amounts due after one year	3,152,426	3,047,916
Less: unamortized discount	—	(2,100)
Less: unamortized deferred loan/bond issuance costs	(47,367)	(41,049)
Borrowings, non-current portion	3,105,059	3,004,767
Total	3,658,220	3,299,744

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Loans

Terminated facilities:

(a) ABN AMRO Bank N.V. (“ABN”), DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V. (“ING”), London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited loan (Five Vessel Refinancing, as defined below)

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

On July 21, 2020, pursuant to the multiple credit agreements entered into by the Group to refinance its existing indebtedness which was scheduled to become due in 2021 (refer to (e), (f) and (g) in the Existing Facilities section), the outstanding balances of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., totaling $265,911, were fully repaid. The existing loan facilities of the specified vessels under the Five Vessel Refinancing were terminated and the respective unamortized loan fees of $1,183 written-off to the consolidated statement of profit or loss. A few days earlier, $7,933 were repaid in accordance with the repayment terms under the Five Vessel Refinancing Facility since the closing of the refinancing was delayed by approximately two weeks due to COVID-19.

(b) Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ) (“SEB”), HSBC Bank plc (“HSBC”), ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. loan (Legacy Facility Refinancing, as defined below)

On July 19, 2016, GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. entered into a credit agreement with a number of international banks (the “Legacy Facility Refinancing”) to refinance the existing indebtedness on eight of GasLog’s on-the-water vessels of up to $1,050,000, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog-owned GasLog Savannah, GasLog Singapore, GasLog Skagen, GasLog Saratoga, GasLog Salem and GasLog Chelsea and the GasLog Partners owned GasLog Seattle and Solaris.

The balance outstanding as of December 31, 2019 was $775,000. On February 13, 2020, March 13, 2020 and March 18, 2020, $23,346, $50,714 and $25,940 were drawn under the revolving credit facility.

On July 21, 2020, pursuant to the multiple credit agreements entered into by the Group to refinance its existing indebtedness which was scheduled to become due in 2021(refer to (e), (g) and (h) in the Existing Facilities section), the outstanding balances of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., totaling $724,514 were fully repaid. In addition, on August 3, 2020, the outstanding balance of GAS-fifteen Ltd. of $92,153 was fully repaid. The existing loan facilities of the specified vessels under the Legacy Facility Refinancing were terminated and the respective unamortized loan fees of $3,591 were written-off to the consolidated statement of profit or loss. A few days earlier, $25,875 were repaid in accordance with the repayment terms under the Legacy Facility Refinancing since the closing of the refinancing was delayed by approximately two weeks due to COVID-19.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks (“October 2015 Facility”) for $1,311,356 to partially finance the delivery of the eight newbuildings delivered in 2016, 2018 and 2019. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement provided for three tranches of $412,458, $201,094 and $206,115 repayable in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile and a fourth tranche of $491,690 repayable in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. Amounts drawn bear interest at USD London Interbank Offered Rate (“LIBOR”) plus a margin.

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

On January 22, 2021, the outstanding indebtedness of GAS-twenty four Ltd., in the amount of $130,889 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd., Hai Kuo Shipping 2051G Limited (“Hai Kuo Shipping”) (refer below). The relevant tranches of the loan agreement were terminated and the respective unamortized loan fees of $3,528 written-off to the consolidated statement of profit or loss.

The aggregate balance outstanding under the loan facility as of December 31, 2022 is $598,313 (December 31, 2021: $667,656).

(b) Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch (2019 GasLog Partners Facility, as defined below)

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility of up to $450,000 (the “2019 GasLog Partners Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provided for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $604 written-off to the consolidated statement of profit or loss. The aggregate balance outstanding as of December 31, 2022 is $250,320 (December 31, 2021: $273,568), with no amount available to be redrawn as of December 31, 2022 (December 31, 2021: nil).

(c) ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited (“OCBC”) (GasLog Warsaw Facility, as defined below)

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and OCBC, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the “GasLog Warsaw Facility”). The agreement provided for a single tranche of $129,500 that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1,619 each and a final balloon payment of $84,175 payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2022 is $108,456 (December 31, 2021: $114,931).

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

On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement (the “7xNB Facility”) with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA (“DNB”), London Branch acting as agents on behalf of the other finance parties. The financing is backed by KEXIM and K-Sure, who are either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052,791 partially financed the delivery of seven newbuildings delivered in 2020 and 2021. The loan agreement provided for four tranches of $176,547, $174,787, $356,671 and $344,786. The facility is also sub-divided into seven loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first and the third tranche are combined and repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to an average 12-year profile. Each drawing under the second tranche is repaid in 14 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to an average 7-year profile. Each drawing under the fourth tranche is repaid in a single bullet seven years after the actual delivery of the relevant vessel.

On March 26, 2020, on May 7, 2020, on July 9, 2020, on November 12, 2020, on December 29, 2020, on June 11, 2021 and on August 20, 2021, $152,525, $149,386, $149,281, $147,845, $147,845, $152,955 and $152,955, respectively, was drawn down with respect to the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester. The aggregate balance outstanding under the loan facility as of December 31, 2022 is $939,188 (December 31, 2021: $998,189). Amounts drawn bear interest at LIBOR plus a margin.

(e) BNP Paribas, Credit Suisse AG and Alpha Bank S.A. (GasLog Partners $260.3M Facility, as defined below)

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 (the “GasLog Partners $260.3M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility is payable at a rate of LIBOR plus a margin. An amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

On September 14, 2022, the outstanding indebtedness of GAS-twenty Ltd. in the amount of $32,154 was prepaid pursuant to the sale of the Methane Shirley Elisabeth (refer to Note 6). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $294 written-off on the consolidated statement of profit or loss.

The aggregate balance outstanding as of December 31, 2022 is $193,790 (December 31, 2021: $243,137).

(f) DNB Bank ASA, London Branch, and ING Bank N.V., London Branch (GasLog Partners $193.7M Facility, as defined below)

On July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 (the “GasLog Partners $193.7M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender (together, the “Lenders”), with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility is payable at a rate of LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

In July 2022, pursuant to a “margin reset clause” included in the GasLog Partners $193.7M Facility, which required the Lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. (together, the “Borrowers”) to renegotiate the facility’s margin, the Borrowers and Lenders agreed the margin would remain unchanged and the facility would be transitioned from the six-month LIBOR to the three-month Chicago Mercantile Exchange (“CME”) Term Secured Overnight Financing Rate (“SOFR”) Reference Rates as administered by CME Group Benchmark Administration Limited (“CBA”), effective July 21, 2022.

On October 31, 2022, the outstanding indebtedness of GAS-twenty one Ltd. in the amount of $32,939 was prepaid pursuant to the sale and leaseback agreement entered into with an unrelated third party (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $360 written-off on the consolidated statement of profit or loss.

The aggregate balance outstanding as of December 31, 2022 is $126,378 (December 31, 2021: $176,515).

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

For the years ended December 31, 2020, 2021 and 2022

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

On March 28, 2022, the outstanding indebtedness of GAS-six Ltd. in amounts of $86,027 and $15,984 outstanding under the term and revolving loan facility, respectively, was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $1,150 written-off on the consolidated statement of profit or loss.

In April 2022, the outstanding indebtedness of GAS-eighteen Ltd. was reduced by an amount of $2,500 which was prepaid in accordance with the terms of the credit agreement.

In October 2022, the Methane Lydon Volney, changed from the flag of Bermuda to the flag of Greece, was renamed to GasLog Athens and sold from GAS-eighteen Ltd. to the subsidiary GasLog Hellas-2 Special Maritime Enterprise.

In October 2022, a supplemental agreement was entered into, which among other things, provided for the addition of GasLog Hellas-2 Special Maritime Enterprise as a new borrower, the change of flag and name of the Methane Lydon Volney and the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable Credit Adjustment Spread (“CAS”), effective October 6, 2022.

The aggregate balance outstanding under the term and revolving loan facility as of December 31, 2022 is $245,990 and $50,215, respectively (December 31, 2021: $360,338 and $66,619, respectively) with no amount available to be redrawn under the revolving loan facility as of December 31, 2022 (December 31, 2021: nil).

(h) National Bank of Greece S.A. (“NBG”) (GasLog Chelsea $96.8M Facility, as defined below)

On July 30, 2020, GasLog entered into a credit agreement of $96,815 (the “GasLog Chelsea $96.8M Facility”) with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. National Bank of Greece S.A. is acting as the sole original lender. An amount of $96,815 was drawn on July 31, 2020, out of which $92,153 was used to refinance the then outstanding indebtedness of the GasLog Chelsea. The balance of the proceeds was used for general corporate and working capital purposes. The facility amortizes over 20 equal quarterly installments of $1,891 beginning in October 2020, with a final balloon amount of $58,995 payable concurrently with the last installment in July 2025. The loan bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2022 is $79,790 (December 31, 2021: $87,357).

(i) Sea 190 Leasing (GasLog Hong Kong SLB, as defined below)

On October 21, 2020, GasLog refinanced through a sale-and-leaseback transaction the GasLog Hong Kong, a 174,000 cbm LNG carrier with low pressure dual fuel two-stroke engine (“X-DF”) propulsion built in 2018. GasLog-twenty five Ltd. (“G25”) sold the vessel to Sea 190 Leasing (the “GasLog Hong Kong SLB”), raising $163,406 and leased it back under a bareboat charter for a period of twelve years. At the end of the period, G25 has the option to buy the vessel for $70,000 otherwise a premium of $30,000 will be payable. G25 can also buy back the vessel at any time by paying the capital outstanding and a prepayment fee where applicable. The amount drawn was used to refinance the outstanding indebtedness of G25, in the amount of $136,776. The amount drawn on October 21, 2020, is repayable in 48 quarterly installments, the first 20 installments amount to $2,670 each and the following 28 installments amount to $1,429 each, and a final balloon payment of $70,000 payable concurrently with the last quarterly installment in October 2032. Interest on the outstanding capital of the bareboat charter is payable at a rate of LIBOR plus a margin. G25 has the option to repurchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The balance outstanding as of December 31, 2022 is $142,044 (December 31, 2021: $152,725).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(j) Hai Kuo Shipping (GasLog Houston SLB, as defined below)

On January 22, 2021, GasLog refinanced through a sale-and-leaseback transaction the GasLog Houston, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GAS-twenty four Ltd. (“G24”) sold the vessel to Hai Kuo Shipping (the “GasLog Houston SLB”), raising $165,958 and leased it back under a bareboat charter for a period of up to eight years. At the end of the charter period, G24 has the obligation to re-purchase the vessel for $99,575. G24 has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period, and no later than the end of year eight, of the bareboat charter. The amount drawn was used to refinance the outstanding indebtedness of G24, in the amount of $130,889. The amount drawn on January 22, 2021, is repayable in 32 quarterly installments of $2,074 each and a final balloon payment of $99,575 payable concurrently with the last quarterly installment in January 2029. Interest on the outstanding capital of the bareboat charter is payable at a rate of LIBOR plus a margin. G24 has the obligation to re-purchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The balance outstanding as of December 31, 2022 is $151,437 (December 31, 2021: $159,735).

(k) CMB Financial Leasing Co., Ltd. (“CMBFL”) (4xNB SLBs, as defined below)

On July 6, 2022, each of GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. and GAS-forty one Ltd. entered into sale and leaseback agreements (the “4xNB SLBs”) with wholly owned subsidiaries of CMBFL that provide for the financing of each LNG carrier on order at DSME. The Group will sell the aforementioned newbuildings for a total amount of up to $762,604, raising 92.5% of the newbuilding contract price in form of pre- and post- delivery financing and will lease the newbuildings back for a period of ten years (under a 20-year profile) from each delivery date. GasLog has the option to repurchase the vessels no earlier than the third anniversary of each delivery date and as a result, under IFRS 15 the transaction does not qualify as a sale and leaseback. The Company recognized the respective advance shipyard installment payments on its balance sheet under Vessels under construction and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The interest on the outstanding capital is calculated on a daily compounded SOFR plus a margin. All criteria outlined by IAS 23 Borrowing Costs were deemed to have been met upon the initial installment drawdown and as a result such borrowing costs incurred or to be incurred up to the delivery of the vessels qualify for capitalization under Vessels under construction. As of December 31, 2022, $776 of capitalized interest was classified under Vessels under construction in the statement of financial position (December 31, 2021: nil).

On July 15, 2022, the amount of $20,611 was drawn under these agreements to partially finance installments already paid by the Company to the shipyard. All future installments (including the delivery installment) will be financed by CMBFL. On November 30, 2022, the amount of $41,411 was drawn down to finance shipyard installments. The delivery installment is subject to a fair market value test. The aggregate balance outstanding as of December 31, 2022 is $62,022 (December 31, 2021: nil), with $700,582 available to be drawn as of December 31, 2022.

As of December 31, 2022, commitment, underwriting and legal fees of $8,764 for obtaining the undrawn portion of the financing were classified under Deferred financing costs in the statement of financial position and will be netted off debt on the respective drawdown dates (December 31, 2021: nil).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Securities covenants and guarantees

The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge or negative pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings and insurance related to the vessels, including charter revenue, management revenue, any insurance and requisition compensation and pre-delivery assignments of the shipbuilding contracts and the refund guarantees in the case of the 4xNB SLBs. Obligations under the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility are facilities guaranteed by the Partnership and GasLog Partners Holdings LLC, obligations under the October 2015 Facility are guaranteed by the Partnership and GasLog Partners Holdings LLC for up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva, the GasLog Glasgow and the GasLog Gibraltar and by GasLog and GasLog Carriers for up to the value of the commitments on the remaining vessels, while obligations under the GasLog Warsaw Facility, the 7xNB Facility, the GasLog $576.9M Facility and the GasLog Chelsea $96.8M Facility are guaranteed by GasLog and GasLog Carriers. Charter guarantees under the GasLog Hong Kong SLB, the GasLog Houston SLB and the 4xNB SLBs are guaranteed by GasLog. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120%; in the case of the October 2015 Facility and the 7xNB Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter; 100% in the case of the 4xNB SLBs following the vessels’ delivery and the GasLog Hong Kong SLB, 100% until December 31st 2022 inclusive and 110% at any time thereafter in the case of the GasLog Houston SLB and in the case of the GasLog Partners $193.7M facility, 130.0%. The Group is in compliance with the required minimum security coverage as of December 31, 2022. In addition, under the facilities, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity and the equivalent of the next hire payment or $5,200 as of December 31, 2022 for GAS-twenty five Ltd. and are in compliance as of December 31, 2022.

Bonds

On June 27, 2016, GasLog completed the issuance of Norwegian Kroner (“NOK”) 750,000 (equivalent to $90,150) of new senior unsecured bonds (the “NOK 2021 Bonds”) in the Norwegian bond market. The NOK 2021 Bonds were due to mature in May 2021 and have a coupon of 6.9% over three-month Norwegian Interbank Offered Rate (“NIBOR”). On November 27, 2019, GasLog repurchased and cancelled NOK 316,000 of the outstanding NOK 2021 Bonds at a price of 104.75% of par value.

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

On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) at a public offering price of 100% of the principal amount. On May 16, 2019, GasLog closed a follow-on issue of $75,000 aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76,875, including a $1,875 premium. In addition, GasLog paid $10,000 for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value, resulting in a loss of $475 for the year ended December 31, 2019. The exchange was completed on January 13, 2020. The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of December 31, 2021, was $314,738. On March 21, 2022, the Group used the proceeds of the 2029 Notes, as defined below, to repay the $315,000 of 8.875% Senior Notes at maturity.

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The carrying amount under the NOK 2024 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2022 was $90,241 (carrying amount under the NOK 2024 Bonds as of December 31, 2021: $101,129) while their fair value was $93,414 based on a USD/NOK exchange rate of 0.1011 as of December 31, 2022 (December 31, 2021: $105,990, based on a USD/NOK exchange rate of 0.1135).

On September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG Management Company, LLC (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325,000 of 7.75% Notes due in 2029 (the “2029 Notes”). On March 21, 2022, the Company proceeded with the issuance of $315,000 of the 2029 Notes. The proceeds of the 2029 Notes were used to refinance the Company’s 8.875% Senior Notes at maturity. The Note Purchase Agreement allows for the issuance of additional notes in an amount up to $100,000 for the purpose of refinancing existing obligations or pursuing new growth opportunities.

The 2029 Notes were issued at 99.25% of face value and bear a fixed interest rate of 7.75%. The Purchasers received an upfront fee of 0.75% on signing and received a ticking fee of 1.5% from signing until drawing. Under certain conditions, the Company may elect to pay interest in kind up to three times, with the interest rate increasing to 9.75% for the applicable quarter. The carrying amount under the 2029 Notes, net of unamortized financing costs and discount as of December 31, 2022, was $306,432.

The 2029 Notes can be redeemed in whole or in part at any time subject to a pre-determined premium until year 4 and at par thereafter. If the Company’s historical or projected EBITDA to debt service ratio falls below a certain threshold during years 6 and 7, a percentage of the Company’s excess cash flow will be applied towards prepayment of the 2029 Notes. Upon funding, the Purchasers have obtained a charge on the shares of GasLog Carriers Limited (“GLC”) held by the Company and a pledge on a designated bank account of GLC.

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

As of December 31, 2021, commitment, arrangement, upfront and legal and other fees of $5,564 for obtaining the undrawn amount of the financing are classified under Deferred financing costs in the statement of financial position and were netted off debt on the respective drawdown date (December 31, 2022: nil).

Corporate guarantor financial covenants

GasLog Partners’ financial covenants

GasLog Partners as corporate guarantor for the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and for the debt of the vessels owned by GasLog Partners under the October 2015 Facility is subject to specified financial covenants on a consolidated basis. These financial covenants include the following:

(i)	the aggregate amount of cash and cash equivalents, short-term cash deposits and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;
(ii)	total indebtedness divided by total assets must be less than 65.0%;
(iii)	the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

Compliance with the financial covenants is required to be reported to the Partnership’s lenders on a semi-annual basis. GasLog Partners was in compliance with the respective financial covenants as of December 31, 2022.

GasLog’s financial covenants

GasLog, as corporate guarantor for the loan facilities (except for the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility, the GasLog Partners $193.7M Facility and the debt of the vessels owned by GasLog Partners under the October 2015 Facility), 2029 Notes and NOK 2024 Bonds and as a charter guarantor for the GasLog Hong Kong SLB, the GasLog Houston SLB and the 4xNB SLBs, is subject to specified financial covenants on a consolidated basis.

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

In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of the Group’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term cash deposits exceed $150,000, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

The terms of the 2029 Notes impose certain restrictions on GasLog and our wholly owned subsidiaries. These restrictions generally limit our ability to, among other things:

(i)	incur additional indebtedness, create liens or provide guarantees in relation to indebtedness above an aggregate amount of $30,000; certain exceptions apply mainly for indebtedness incurred in the normal course of business;

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(ii)	incur indebtedness for acquisitions of new vessels unless the Charter Coverage Ratio on a pro-forma basis is either above what it would have been without the acquisition and incurrence of the associated debt or above pre-determined thresholds for the remaining tenor of the 2029 Notes;
(iii)	incur indebtedness for acquisitions of second-hand vessels unless the Charter Coverage Ratio on a pro-forma basis is above pre-determined thresholds for the remaining tenor of the 2029 Notes;
(iv)	engage in merger or other corporate reconstruction transactions;
(v)	sell or otherwise dispose of ships or shares in subsidiaries if the net proceeds are above $10,000 unless such proceeds are applied towards prepayment of the 2029 Notes;
(vi)	undergo a change in ownership;
(vii)	provide any loans to third parties except in the ordinary course of business; or

(viii) declare or make any dividend payment of distribution, that in aggregate exceed during any calendar year $1.10/share.

Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short term investments exceed $150,000, provided that GasLog can demonstrate by delivering a compliance certificate to the administrative agent that no event of default is continuing or would result from such Distributions.

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

Compliance with the loan financial covenants is required to be reported to the Group’s lenders on a semi-annual basis while compliance with the NOK 2024 Bonds and the 2029 Notes covenants is required at all times. The Group was in compliance with all financial covenants as of December 31, 2022.

Debt Repayment Schedule

The maturity table below reflects the principal repayments of the loans, the sale-and-leaseback transactions, the NOK 2024 Bonds and the 2029 Notes outstanding as of December 31, 2022 based on the repayment schedule of the respective borrowings (as described above):

As of December 31,
2022
Not later than one year	305,975
Later than one year and not later than three years	1,196,148
Later than three years and not later than five years	730,712
Later than five years	1,121,056
Total	3,353,891

The weighted average interest rate for the outstanding credit facilities and bonds for the year ended December 31, 2022 was 4.3% (December 31, 2021: 3.02%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 26).

After excluding the unamortized deferred loan issuance costs the carrying amount of the Group’s debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

14. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2021	2022
Unearned revenue	69,768	71,228
Accrued off-hire	2,461	4,490
Accrued purchases	10,169	10,662
Accrued interest	26,186	43,712
Other accruals	44,917	36,840
Total	153,501	166,932

The unearned revenue represents charter hires received in advance in December 2022 relating to the hire period of January 2023 for 29 vessels (December 2021: 32 vessels).

15. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2020	2021	2022
Crew and vessel management employee costs	89,463	103,936	107,639
Technical maintenance expenses	39,369	37,996	36,844
Other vessel operating expenses	19,403	24,500	26,108
Total	148,235	166,432	170,591

16. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2020	2021	2022
Brokers’ commissions on revenue	7,050	8,363	9,676
Bunkers’ consumption and other voyage expenses	14,833	11,067	4,584
Total	21,883	19,430	14,260

Bunkers’ consumption and other voyage expenses represent mainly bunkers consumed during vessels’ unemployment and off-hire (including bunkers consumed during dry-docking).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

17. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2020	2021	2022
Employee costs	24,051	16,079	18,343
Share-based compensation (Note 22)	5,486	3,032	760
Amortization of long-term employee benefits	—	684	2,332
Other expenses	17,712	23,518	13,572
Total	47,249	43,313	35,007

On April 1, 2021, the Company granted $3,355 of cash settled awards to selected employees, in consideration of their key roles in the Company’s operations and their continuing commitment to its success. This grant will be settled in cash three years after the grant date, i.e. in April 2024. It is subject to the employees’ continuing employment with the Company.

On April 1, 2022, the Company granted $6,000 of cash settled awards to selected employees, in consideration of their key roles in the Company’s operations and their continuing commitment to its success. This grant will be settled 25% on each of the first and second anniversary (April 1 of 2023 and 2024, respectively) and 50% on the third anniversary (April 1, 2025), without performance conditions. This grant is subject to the employees’ continuing employment with the Company. These obligations are measured as the present value of expected future payments to be made with any unwind in the discount reflected in the consolidated statement of profit or loss. The expense of the period is included in Amortization of long-term employee benefits in the table above.

Other expenses include legal and professional costs relating to the Transaction of $136 for the year ended December 31, 2022 ($10,698 for the year ended December 31, 2021 and $937 for the year ended December 31, 2020).

18. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2020	2021	2022
Revenues from long-term fleet	502,865	541,738	536,334
Revenues from spot fleet	170,412	266,776	378,439
Revenues from vessel management services	812	1,063	852
Total	674,089	809,577	915,625

Management allocates vessel revenues to two categories: a) spot fleet and b) long-term fleet, which reflects its commercial strategy. Specifically, the spot fleet category contains all vessels that have contracts with initial duration of up to three years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than three years. Both categories, exclude optional periods.

Until December 31, 2021, the Group presented revenues from charter party agreements with an initial duration of less than five years (excluding optional periods) as revenues from spot time charters. Management believes that the revised presentation, using an initial duration of less than three years, represents more faithfully the Group’s exposure to the spot and short-term market as opposed to the long-term market and better reflects management’s view of the Group’s business, as evolved over the last two years. Comparative figures have been retrospectively adjusted to reflect this change in policy, resulting in the reclassification of $39,978 and $44,538 from Revenues from spot fleet to Revenues from long-term fleet for the years ended December 31, 2020 and 2021, respectively.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The technical management service components of revenue from time charters (Revenues from long-term fleet and Revenues from spot fleet) during the years ended December 31, 2020, 2021 and 2022 were $147,750, $176,087 and $184,191. These figures are not readily quantifiable as the Group’s contracts (under time charter arrangements) do not separate these components. The service component amounts are estimated based on the amounts of the vessel operating expenses for each year, using the “cost plus margin” approach.

Payments received include payments for the service components in these time charter arrangements.

19. Financial Income and Costs

An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2020	2021	2022
Financial Income
Interest income	726	142	4,118
Total financial income	726	142	4,118
Financial Costs
Amortization and write-off of deferred loan/bond issuance costs/premium and discount	22,876	20,286	15,936
Interest expense on loans	93,860	82,325	119,339
Interest expense on bonds and realized loss on CCSs	35,891	34,766	33,788
Interest expense on leases	9,921	10,269	13,639
Loss arising on bond repurchases at a premium (Note 13)	1,937	—	—
Other financial costs, net	796	19,309	1,973
Total financial costs	165,281	166,955	184,675

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

Amounts due from related parties

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

	As of December 31,
	2021	2022
Other receivables	18	61
Total	18	61

Current Liabilities

Amounts due to related parties

	As of December 31,
	2021	2022
Ship management creditors	119	14
Amounts due to related parties	27	26

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $26 as of December 31, 2022 (December 31, 2021: $27) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

As of December 31, 2022, GasLog has issued a letter of credit of EUR15,400 to GasLog Cyprus Investments Ltd., a wholly owned subsidiary of GasLog and a 20% shareholder in Gastrade, in connection with the development of an FSRU (Note 6).

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2020, 2021 and 2022:

			Statement of
	Company	Details	income account	2020	2021	2022
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	(703)	(703)	(703)
(a)	Egypt LNG Shipping Ltd.	Sale of office property	Loss on disposal of non-current assets	572	—	—
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	478	593	647
(b)	Nea Dimitra Property	Office rent	Financial costs/Depreciation	669	780	717
(b)	Nea Dimitra Property	Other office services	General and administrative expenses	1	—	—
(c)	Seres S.A.	Catering services	General and administrative expenses	268	306	326
(c)	Seres S.A.	Consultancy services	General and administrative expenses	56	65	51
(d)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	23	—	—
(e)	Ceres Monaco S.A.M.	Professional services	General and administrative expenses	144	—	—
(e)	Ceres Monaco S.A.M.	Travel expenses	General and administrative expenses	1	—	—
(f)	Ceres Shipping Ltd.	Travel expenses	General and administrative expenses	1	—	—
(g)	Blenheim Holdings Ltd.	Professional services	General and administrative expenses	—	—	1
(a)	One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest. In addition, in June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle. The disposal resulted in a loss of $572 (Note 6).
(b)	Through its subsidiaries, GasLog LNG Services Ltd., GasLog Hellas-1 Special Maritime Enterprise and GasLog Hellas-2 Special Maritime Enterprise, the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh kai Emporikh S.A.
(c)	GasLog LNG Services Ltd. has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services Ltd. has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus.
(d)	Chartwell Management Inc. is an entity controlled by the Livanos family which provides travel services to GasLog’s directors and officers.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(e)	GasLog entered into a consulting agreement for the services of an employee of Ceres Monaco S.A.M., an entity controlled by the Livanos family, for consultancy services in connection with the acquisition of GasLog’s shareholding in Gastrade. GasLog agreed to pay a fixed fee for work carried out between May 1, 2016 and December 31, 2017 in the sum of $100 and a consultancy arrangement fee of $12 per month up to December 31, 2020.
(f)	Ceres Shipping Ltd., an entity controlled by the Livanos family, requested reimbursement of travel expenses provided during the year.
(g)	Blenheim Holdings Ltd., an entity controlled by the Livanos family, requested reimbursement of professional expenses provided during the year.
(h)	In the year ended December 31, 2020, Ceres Shipping Enterprises S.A., an entity controlled by the Livanos family, received a fee of $1,000 for consultancy services provided in relation to the Group’s debt re-financings completed in July and August 2020. This amount is classified under Deferred loan issuance costs (i.e. contra debt) and is amortized over the duration of the respective facilities.
(i)	In the year ended December 31, 2021, Ceres Shipping Ltd., an entity controlled by the Livanos family, received a fee of $488 for consultancy services provided in relation to the refinancing of the Group’s 8.875% Senior Notes. This amount was classified under Deferred financing costs in the consolidated statement of financial position as of December 31, 2021. On the date that the 2029 Notes were drawn this amount was netted off debt and is amortized over the duration of the 2029 Notes (Note 13).

Compensation of key management personnel

The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2020	2021	2022
Remuneration	8,663	4,815	5,719
Short-term benefits	181	79	56
Amortization of long-term employee benefits	—	537	1,940
Expense recognized in respect of share-based compensation	2,951	1,225	713
Total	11,795	6,656	8,428

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

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the Group’s initial public offering. The expected dividend was based on management’s expectations of future payments on the grant date.

The fair value of the RSUs and PSUs was determined by using the grant date closing price and was not further adjusted since the holders are entitled to dividends.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Movement in RSUs, SARs and PSUs

The summary of RSUs, SARs and PSUs is presented below:

		Weighted	Weighted
		average	average share	Weighted
	Number of	exercise price	price at the	average	Aggregate
	awards	per share	date of exercise	contractual life	fair value
RSUs
Outstanding as of January 1, 2021	643,853	—	—	1.90	4,124
Vested during the year	(642,637)	—	—	—	(4,104)
Forfeited during the year	(1,216)	—	—	—	(20)
Outstanding as of December 31, 2021	—	—	—	—	—
Outstanding as of December 31, 2022	—	—	—	—	—
SARs
Outstanding as of January 1, 2021	2,452,478	14.44	—	5.47	10,523
Cancelled during the year	(2,452,478)	—	—	—	(10,523)
Outstanding as of December 31, 2021	—	—	—	—	—
Outstanding as of December 31, 2022	—	—	—	—	—
PSUs
Outstanding as of January 1, 2021	501,444	—	—	2.25	1,759
Vested during the year	(501,444)	—	—	—	(1,759)
Outstanding as of December 31, 2021	—	—	—	—	—
Outstanding as of December 31, 2022	—	—	—	—	—

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

The details of the granted awards are presented in the following table:

			Fair value at
Awards	Number	Grant date	grant date
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1,2020	$2.02
RCUs	98,255	April 1, 2021	$2.75
PCUs	98,255	April 1, 2021	$2.75
RCUs	21,663	September 14, 2021	$4.09
PCUs	21,663	September 14, 2021	$4.09
RCUs	113,793	April 1, 2022	$5.80

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

Movement in RCUs and PCUs

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2021	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(5,984)	—	(140)
Outstanding as of December 31, 2021	203,912	1.86	674
Granted during the year	113,793	—	660
Vested during the year	(70,620)	—	(317)
Outstanding as of December 31, 2022	247,085	1.49	1,017
PCUs
Outstanding as of January 1, 2021	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(2,992)	—	(70)
Forfeited during the year	(2,992)	—	(70)
Outstanding as of December 31, 2021	203,912	1.86	674
Vested during the year	(65,044)	—	(189)
Forfeited during the year	(5,576)	—	(128)
Outstanding as of December 31, 2022	133,292	0.84	357

The total expense recognized in respect of share-based compensation for the year ended December 31, 2022 was $760 (December 31, 2021: $3,032 and December 31, 2020: $5,486). The total accrued cash distribution as of December 31, 2022 is $56 (December 31, 2021: $86).

23. Commitments

(a)Commitments relating to the vessels under construction (Note 6) on December 31, 2022 payable to DSME were as follows:

As of December 31,
2022
Not later than one year	123,855
Later than one year and not later than three years	576,727
Total	700,582

All installments, including the delivery installment but excluding the part of the initial installments that were already paid by the Company to the shipyard, will be paid directly to DSME by CMBFL according to the terms of the 4xNB SLBs (Note 13). The delivery installment is subject to a fair market value test.

(b)Commitments relating to the vessels under construction (Note 6) on December 31, 2022 payable to Keppel not later than one year were $61,836.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

(c)Future minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 7) as of December 31, 2022 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31,
2022
Not later than one year	656,072
Later than one year and not later than two years	477,474
Later than two years and not later than three years	379,389
Later than three years and not later than four years	287,113
Later than four years and not later than five years	214,922
Later than five years	210,599
Total	2,225,569

Future minimum lease payments receivable disclosed in the above table exclude the lease payments of the vessels that are under construction as of December 31, 2022 (Note 6). For these vessels, the following charter party agreements have been signed:

●	In February 2022, GAS-thirty nine Ltd. signed an agreement with Mitsui for its newbuilding Hull No. 2533 to be chartered to Mitsui upon delivery in 2024 for an initial term of nine years.
●	In February 2022, GAS-forty Ltd. signed an agreement with Woodside Energy Shipping Singapore Pte Ltd. (“Woodside”) for its newbuilding Hull No. 2534 to be chartered to Woodside upon delivery in 2025 for an initial term of ten years.
●	In February 2022, GAS-forty one Ltd. signed an agreement with Woodside for its newbuilding Hull No. 2535 to be chartered to Woodside upon delivery in 2025 for an initial term of ten years.
●	In April 2022, GAS- thirty eight Ltd. signed an agreement with a multinational oil and gas company for its newbuilding Hull No. 2532 to be chartered to the multinational oil and gas company upon delivery in 2024 for an initial term of seven years.
(d)In the period commencing September 2017 until June 2021, GasLog LNG Services Ltd. entered into new or renewed maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of twenty-four LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.
(e)In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of December 31, 2022, ballast water management systems had been installed on fourteen out of the nineteen vessels.
(f)In October 2021, GasLog LNG Services entered into long term service agreements with Hyundai Global Service Europe B.V. (“Hyundai”) in respect of six of GasLog’s vessels. The agreement covers the supply of spare parts and/or services to maintain the engines of these vessels for a period of five years.
(g)Other Guarantees:

As of December 31, 2022, GasLog LNG Services Ltd. has provided bank guarantees as follows:

●	Up to $250 to third parties relating to the satisfactory performance of its ship management activities;
●	Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

●	Bank guarantee of $338 relating to the United Kingdom Mutual Steamship Assurance Association Limited relating to the punctual payment in the event a supplementary call is levied for policy years in which GasLog vessels were entered with the club.
●	Bank guarantee for $337 relating to the participation in an FSRU tender.

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

Market risk

Interest rate risk: The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group’s results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2022, the Group has economically hedged 30.7% of its variable rate interest exposure relating to its existing credit facilities and the bonds by swapping the variable rate to a fixed rate (December 31, 2021: 43.7%).

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2022 was $2,110,036. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR or SOFR of 10 basis points would increase the annual interest expense on the un-hedged portion of the Group’s loans by approximately $2,076 (December 31, 2021: $1,942 and December 31, 2020: $1,665).

Interest rate sensitivity analysis: The fair value of the interest rate swaps as of December 31, 2022 was estimated as a net asset of $35,486 (December 31, 2021: net liability of $53,192).

The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2022, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to $1,937 (December 31, 2021: $3,187 and December 31, 2020: $5,162) affecting loss/(gain) on derivatives in the respective reporting dates.

Other price risk: The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group’s investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s subsidiaries’ functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in EUR. Specifically, for the year ended December 31, 2022, $134,883 of the operating and administrative expenses were denominated in EUR (December 31, 2021: $126,988 and December 31, 2020: $130,861). As of December 31, 2022, $29,343 of the Group’s outstanding trade payables and accruals were denominated in EUR (December 31, 2021: $27,323). The Group is also exposed in currency risk in relation to our NOK 2024 Bonds (Note 13).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The Group has entered into CCSs (Note 26) to hedge its currency exposure from the NOK 2024 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR and Singapore dollars (“SGD”). In addition, management monitors exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group’s profit and cash flows during the year ended December 31, 2022 by $13,488, based upon its expenses during the year (December 31, 2021: $12,699 and December 31, 2020: $13,086).

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

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators (including the Financial Conduct Authority (“FCA”) and the US Commodity Futures Trading Commission) regarding the transition away from IBORs to the SOFR and the Norwegian Overnight Weighted Average (“NOWA”) respectively. The FCA has made clear that, at the end of 2021, it will no longer seek to persuade or compel banks to submit LIBOR estimates.

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

For the years ended December 31, 2020, 2021 and 2022

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

The following tables detail the Group’s expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR/SOFR plus the margins applicable to the Group’s credit facilities at the end of each year presented.

	Weighted
	average
	effective	Less
	interest	than 1
	rate	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2021
Trade accounts payable		$15,770	122	—	—	—	15,892
Amounts due to related parties		27	—	—	—	—	27
Other payables and accruals*		22,513	42,026	17,893	—	—	82,432
Other non-current liabilities*		—	—	—	814	1,314	2,128
Variable interest loans	2.33%	39,834	41,548	227,108	2,135,245	1,186,584	3,630,319
Bonds		—	323,503	5,082	115,817	—	444,402
Lease liabilities		3,775	7,199	32,220	174,048	166,582	383,824
Total		$81,919	414,398	282,303	2,425,924	1,354,480	4,559,024
December 31, 2022
Trade accounts payable		$18,848	877	—	—	—	19,725
Amounts due to related parties		26	—	—	—	—	26
Other payables and accruals*		37,471	31,797	25,352	—	—	94,620
Other non-current liabilities*		—	—	—	1,458	1,402	2,860
Variable interest loans	6.41%	35,718	126,423	288,527	2,288,419	929,869	3,668,956
Bonds		—	1,808	26,819	200,005	350,873	579,505
Lease liabilities		5,350	10,192	45,989	197,221	150,504	409,256
Total		$97,413	171,097	386,687	2,687,103	1,432,648	4,774,948
*	Non-financial liabilities are excluded.

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

	Less than 1
	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2021
Interest rate swaps	605	1,138	23,877	28,263	1,217	55,100
Cross currency swaps	—	(76)	(430)	(1,961)	—	(2,467)
Forward foreign exchange contracts	175	345	427	—	—	947
Total	780	1,407	23,874	26,302	1,217	53,580
December 31, 2022
Interest rate swaps	4,711	—	18,398	14,174	319	37,602
Cross currency swaps	—	(363)	(2,229)	(5,964)	—	(8,556)
Forward foreign exchange contracts	136	1,311	1,163	—	—	2,610
Total	4,847	948	17,332	8,210	319	31,656

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss and arises from cash and cash equivalents, short-term cash deposits, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including trade and other receivables and amounts due from related parties. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group currently deals primarily with financial institutions and customers with high credit ratings.

	As of December 31,
	2021	2022
Cash and cash equivalents	282,246	368,286
Short-term cash deposits	—	36,000
Trade and other receivables	28,595	22,897
Amounts due from related parties	18	61
Derivative financial instruments	2,509	38,608

For the year ended December 31, 2022, 31.0% of the Group’s revenue was earned from Shell plc (December 31, 2021 and December 31, 2020, 38.0% and 57.2%, respectively) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparties. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2022. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counterparties.

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The Group monitors capital using a gearing ratio, defined under certain of the Group’s credit facilities as total debt and derivative financial instruments divided by total equity plus total debt and derivative financial instruments (Note 13). The gearing ratio is calculated as follows:

	As of December 31,
	2021	2022
Borrowings, current portion	553,161	294,977
Borrowings, non-current portion	3,105,059	3,004,767
Lease liabilities, current portion	30,905	48,548
Lease liabilities, non-current portion	271,945	287,828
Derivative financial instruments, current liability	25,518	2,834
Derivative financial instruments, non-current liability	28,694	5,498
Derivative financial instruments, current assets	(596)	(25,383)
Derivative financial instruments, non-current assets	(1,913)	(13,225)
Total debt	4,012,773	3,605,844
Total equity	1,568,371	1,721,778
Total debt and equity	5,581,144	5,327,622
Gearing ratio	71.9%	67.7%

26. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of December 31,
	2021	2022
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	35,486
Forward foreign exchange contracts	91	3,122
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	2,418	—
Total	2,509	38,608
Derivative financial instruments, current assets	596	25,383
Derivative financial instruments, non-current assets	1,913	13,225
Total	2,509	38,608

The fair value of the derivative liabilities is as follows:

	As of December 31,
	2021	2022
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	53,192	—
Forward foreign exchange contracts	1,020	320
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	8,012
Total	54,212	8,332
Derivative financial instruments, current liability	25,518	2,834
Derivative financial instruments, non-current liability	28,694	5,498
Total	54,212	8,332

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

Interest rate swaps designated as cash flow hedging instruments

As of December 31, 2021 and 2022, there are no interest rate swaps designated as cash flow hedging instruments for accounting purposes.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
		Trade	Effective	Termination	Fixed Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2021	2022
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	N/A
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	N/A
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	N/A
GasLog	SCB	July 2020	July 2016	July 2022	2.015%	66,667	N/A
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%/2.17%	100,000	N/A
GasLog	SCB	July 2020	Feb 2017	Mar 2022	2.2145%	100,000	N/A
GasLog	ABN	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	N/A
GasLog	Nordea Bank Finland (“Nordea”)	May 2018	July 2020	July 2026	3.070%	66,667	66,667
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog	SEB	May 2018	July 2020	July 2024	3.025%	50,000	50,000
GAS-twenty seven Ltd.	DNB	July 2020	July 2020	July 2024	3.146%	48,889	48,889
GAS-twenty seven Ltd.	ING	July 2020	July 2020	July 2024	3.24%	24,444	24,444
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	Apr 2018	July 2024	2.475%	33,333	33,333
GasLog (1)	HSBC	May 2018	Apr 2018	June 2021	2.550%	N/A	N/A
GasLog (1)	ABN	June 2021	Apr 2021	July 2025	2.550%	33,333	33,333
GasLog	Citibank Europe Plc. (“CITI”)	May 2018	July 2020	July 2024	3.082%	30,000	30,000
GasLog	CITI	May 2018	July 2021	July 2025	3.095%	30,000	30,000
GasLog	SEB	December 2018	October 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	December 2018	October 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	December 2018	January 2019	July 2025	2.685%	73,333	73,333
GasLog	SEB	December 2018	July 2020	July 2024	2.958%	50,000	50,000
GasLog (2)	ING	May 2020	July 2020	July 2024	3.127%	100,000	100,000
GAS-twenty seven Ltd.	DNB	July 2020	April 2020	April 2025	3.069%	40,000	40,000
GAS-twenty seven Ltd.	ING	July 2020	July 2020	April 2025	3.176%	20,000	20,000
GAS-fifteen Ltd.	NBG	September 2020	October 2020	July 2025	1.795%	87,357	79,790
					Total	1,484,023	936,456
(1)	In June 2021, the Group novated to ABN an interest rate swap with HSBC originally maturing in July 2025 with notional amount of $33,333.
(2)	In May 2020, the Group terminated an interest rate swap with Nordea originally maturing in July 2024 and replaced it with a new swap with ING of the same notional amount of $100,000 and the same maturity date of July 2024 with an effective date of July 2020. The impact of these parallel transactions for the Group was a loss of $41.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2022 amounted to a net gain of $88,678 (December 31, 2021: $60,663 net gain, December 31, 2020: $63,982 net loss), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the year ended December 31, 2022, the net gain of $88,678 derived from changes in the LIBOR curve.

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

The CCSs are designated as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
		Trade	Effective	Termination	Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2021	2022
GasLog	DNB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog	SEB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog	Nordea	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
					Total	98,550	98,550

For the year ended December 31, 2022, the effective portion of changes in the fair value of CCSs amounting to a loss of $11,711 has been recognized in Other comprehensive (loss)/income (December 31, 2021: $3,086 loss, December 31, 2020: $1,873 gain). For the year ended December 31, 2022, a loss of $883 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2021: $259 gain, December 31, 2020: $625 loss). Additionally, for the year ended December 31, 2022, a gain of $11,212 was recognized in Other comprehensive (loss)/income in relation to the retranslation of the NOK Bonds in USD as of December 31, 2022 (December 31, 2021: $3,184 gain, December 31, 2020: $3,248 loss).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in EUR and SGD. Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR or SGD to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The principal terms of the forward foreign exchange contracts held for trading which remain open and unsettled as of December 31, 2022 are as follows:

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	contracts	Settlement Dates	(EUR/USD)	(in thousands)
GasLog	HSBC	February 2022	3	January - March 2023	1.1373 - 1.1403	€1,500
GasLog	DNB	April 2022	6	January - June 2023	1.1000	€6,000
GasLog	OCBC	April 2022	3	January - March 2023	1.1051 - 1.1098	€3,000
GasLog	DNB	June 2022	6	July - December 2023	1.1300	€6,000
GasLog	Societe Generale/Paris	July 2022	12	January - December 2023	1.0466	€5,733
GasLog	ABN	October 2022	2	November - December 2023	1.0122 - 1.0143	€1,000
GasLog	DNB	October 2022	6	January - June 2023	0.9991	€3,000
GasLog	HSBC	October 2022	10	January - October 2023	1.0058	€5,000
GasLog	ING Bank N.V., Amsterdam	October 2022	7	January - June 2023	0.9894 - 0.9994	€4,500
GasLog	Nordea Bank Abp	October 2022	3	January - March 2023	0.9924 - 0.9967	€3,000
GasLog	SCB	October 2022	9	January - September 2023	1.0016	€4,500
GasLog	DNB	December 2022	6	July - December 2023	1.0950	€6,000
					Total	€49,233

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	contracts	Settlement Dates	(USD/SGD)	(in thousands)
GasLog	ABN	June 2022	1	February 2023	1.3845	S$	2,500
GasLog	Citibank Europe PLC UK	June 2022	1	February 2023	1.3846	S$	2,500
GasLog	Goldman Sachs Bank Europe SE	June 2022	1	February 2023	1.3768	S$	2,500
GasLog	OCBC	June 2022	1	February 2023	1.3852	S$	2,500
GasLog	Citibank Europe PLC UK	July 2022	1	February 2023	1.3997	S$	5,000
GasLog	ING Bank N.V., Amsterdam	July 2022	1	June 2023	1.3991	S$	2,000
GasLog	ING Bank N.V., Amsterdam	October 2022	2	February - June 2023	1.4306 - 1.4355	S$	10,000
GasLog	Societe Generale/Paris	October 2022	2	February - June 2023	1.4286 - 1.4329	S$	5,000
GasLog	SCB	October 2022	1	February 2023	1.4335	S$	2,500
GasLog	OCBC	November 2022	2	June - July 2023	1.3705 - 1.3717	S$	5,000
					Total	S$	39,500

Apart from the abovementioned contracts the Group did not enter any other forward foreign exchange contracts, while 94 contracts expired with staggered maturities from January to December 2022.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2022. The change in the fair value of these contracts for the year ended December 31, 2022 amounted to a net gain of $3,731 (for the year ended December 31, 2021: $1,256 net loss, December 31, 2020: $21 net loss), which was recognized against profit or loss in the year incurred and is included in (Loss)/gain on derivatives.

An analysis of (Loss)/gain on derivatives is as follows:

	For the year ended December 31,
	2020	2021	2022
Unrealized (loss)/gain on derivative financial instruments held for trading	(64,044)	59,407	92,409
Realized loss on interest rate swaps held for trading	(20,855)	(35,585)	(12,065)
Realized gain/(loss) on forward foreign exchange contracts held for trading	564	(1,137)	(5,935)
Ineffective portion of cash flow hedges	(323)	(5)	398
Total	(84,658)	22,680	74,807

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

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

27. Cash Flow Reconciliations

The reconciliation of the Group’s financing activities for the three years ended December 31, 2022 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

		Other		Deferred
		comprehensive	Non-cash	financing
	Cash flows	loss/(income)	items	costs, assets	Borrowings
January 1, 2020					3,147,395
Proceeds from loans and bonds	2,138,035	—	—	—	2,138,035
Loans and bond repayments	(1,481,709)	—	(8,063)	—	(1,489,772)
Payment for bond repurchase at premium	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	(35,795)	—	997	(6,442)	(41,240)
Deferred loan fees received	792	—	—	—	792
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 19)	—	—	22,876	—	22,876
Retranslation of the NOK 2024 Bonds in USD	—	3,248	(6,176)	—	(2,928)
December 31, 2020					3,773,221
Proceeds from loans	471,867	—	—	—	471,867
Loans and bond repayments	(592,463)	—	—	—	(592,463)
Additions in deferred loan fees	(13,437)	—	297	1,254	(11,886)
Deferred loan fees received	379	—	—	—	379
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 19)	—	—	20,286	—	20,286
Retranslation of the NOK 2024 Bonds in USD	—	(3,184)	—	—	(3,184)
December 31, 2021					3,658,220
Proceeds from loans and bonds, net of discount	374,659	—	—	—	374,659
Loans and bond repayments	(729,849)	—	—	—	(729,849)
Additions in deferred loan fees	(5,188)	—	(6,036)	3,214	(8,010)
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 19)	—	—	15,936	—	15,936
Retranslation of the NOK 2024 Bonds in USD	—	(11,212)	—	—	(11,212)
December 31, 2022					3,299,744

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

A reconciliation of derivatives arising from financing activities is as follows:

		Other
	Cash	comprehensive	Non-cash	Net derivative
	flows	income/(loss)	items	(liabilities)/assets
January 1, 2020				(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 26)	—	—	(64,044)	(64,044)
Ineffective portion of cash flow hedges (Note 26)	—	—	(323)	(323)
Payment for interest rate swaps termination	31,662	—	—	31,662
Proceeds from entering into interest rate swaps	(31,622)	—	—	(31,622)
Payment for CCS termination/modification	4,052	—	(4,052)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	2,498	—	2,498
December 31, 2020				(107,760)
Unrealized gain on derivative financial instruments held for trading (Note 26)	—	—	59,407	59,407
Ineffective portion of cash flow hedges (Note 26)	—	—	(5)	(5)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(3,345)	—	(3,345)
December 31, 2021				(51,703)
Unrealized gain on derivative financial instruments held for trading (Note 26)	—	—	92,409	92,409
Ineffective portion of cash flow hedges (Note 26)	—	—	398	398
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(10,828)	—	(10,828)
December 31, 2022				30,276

A reconciliation of lease liabilities arising from financing activities is as follows:

	Cash flows	Non-cash items	Lease liabilities
January 1, 2020			204,930
Interest expense on leases (Note 19)	—	9,921	9,921
Additions	—	2,155	2,155
Payments for interest	(9,911)	—	(9,911)
Principal elements of lease payments	(11,150)	225	(10,925)
December 31, 2020			196,170
Interest expense on leases (Note 19)	—	10,269	10,269
Additions	—	121,520	121,520
Payments for interest	(10,269)	—	(10,269)
Principal elements of lease payments	(14,843)	3	(14,840)
December 31, 2021			302,850
Interest expense on leases (Note 19)	—	13,639	13,639
Additions	—	75,788	75,788
Payments for interest	(13,639)	—	(13,639)
Principal elements of lease payments	(42,262)	—	(42,262)
December 31, 2022			336,376

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

GasLog Partners did not qualify for this exemption for the three years ended December 31, 2022. During the year ended December 31, 2022, the estimated U.S. source gross transportation tax was $1,529 (December 31, 2021: $1,357 and December 31, 2020: $1,300).

GasLog does not expect to qualify for the statutory tax exemption for the year ended December 31, 2022. GasLog has qualified for the statutory tax exemption for the year of 2021. During the year ended December 31, 2022, the estimated U.S. source gross transportation tax for GasLog’s wholly owned subsidiaries was $2,730 (December 31, 2021: $3,300, December 31, 2020: $0) and the tax accrual reversals from prior years was $3,300 (December 31, 2021: $0, December 31, 2020: $0).

29. Subsequent Events

On January 17, 2023, GasLog Hellas-2 Special Maritime Enterprise, the vessel-owning entity of the GasLog Athens, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction expected to be completed upon redelivery of the vessel from its current charterer.

On January 24, 2023, the board of directors extended to GasLog Partners an unsolicited non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, at an aggregate purchase price of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction. The Partnership’s board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to review, evaluate, negotiate and accept or reject the proposed transaction. GasLog’s proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive documentation.

On February 7, 2023, GasLog prepaid an amount of $77,899 with respect to the associated debt of the GasLog Chelsea pursuant to the commencement of the conversion of the vessel to an FSRU, using the additional proceeds of $92,780 received from Gastrade at the same date. GasLog has agreed to sell the vessel following its conversion to an FSRU.

On February 22, 2023, the board of directors declared a quarterly cash dividend of $0.15 per common share paid on February 24, 2023 to shareholders of record as of February 23, 2023.

On March 1, 2023, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, payable on April 3, 2023, to holders of record as of March 31, 2023.