Form 20-F
period 2023-12-31
GasLog Ltd.
filed 2024-03-07
CIK 1534126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-35466

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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

As of December 31, 2023, there were 95,389,062 common shares of the Company’s common stock and 200,000 Series A Preference Shares issued and outstanding.

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

Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

●	“GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common shares or the 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Preference Shares”), they refer to GasLog Ltd.;
●	“GasLog Partners” or the “Partnership” refers to GasLog Partners LP, a master limited partnership formed by GasLog to acquire, own and operate liquefied natural gas carriers under multi-year charters, or any one or more of GasLog Partners’ subsidiaries;
●	the “general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners;
●	“GasLog LNG Services” refers to GasLog LNG Services Ltd., our wholly owned subsidiary;
●	“GasLog Carriers” refers to GasLog Carriers Ltd., our wholly owned subsidiary;
●	“our vessels” or “our ships” refers to the LNG carriers owned or controlled by the Company and its subsidiaries, excluding Egypt LNG Shipping Ltd. (in which we hold a 25.0% equity interest);
●	“Merger Agreement” refers to the agreement and plan of merger dated as of February 21, 2021 (and as subsequently amended on April 20, 2021), with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog for a purchase price of $5.80 in cash per share (the “GEPIF Transaction”). Following the consummation of the GEPIF Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding shares of GasLog and GEPIF holds approximately 45%;
●	“BlackRock” refers to GEPIF III Crown Bidco L.P.;
●	“Blenheim Special” refers to Blenheim Special Investments Holding Ltd.;
●	“Olympic LNG” refers to Olympic LNG Investments Ltd., a wholly owned affiliate of the Onassis Foundation;
●	“Merger Agreement with GasLog Partners” refers to the agreement and plan of merger dated as of April 6, 2023, with GasLog Partners, the general partner and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”), pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and GasLog acquired the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “ GasLog Partners Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that was distributed to the Partnership’s unitholders in connection with the closing of the GasLog Partners Transaction and the remainder was paid by GasLog as merger consideration at the closing of the GasLog Partners Transaction on July 13, 2023;
●	“Shell” refers to Shell plc, or any one or more of its subsidiaries;
●	“BG Group” refers to BG Group plc. BG Group was acquired by Shell on February 15, 2016;
●	“MSL” refers to Methane Services Limited, a subsidiary of Shell;
●	“Hanwha” refers to Hanwha Ocean Co. Ltd. (formerly Daewoo Shipbuilding and Marine Engineering Co., Ltd.);
●	“DESFA” refers to the Hellenic Gas Transmission System Operator (DESFA) S.A.;
●	“TotalEnergies” refers to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE;
●	“Centrica” refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;

●	“Cheniere” refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;
●	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.;
●	“Egypt LNG” refers to Egypt LNG Shipping Ltd.;
●	“Gunvor” refers to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd.;
●	“Endesa” refers to Endesa S.A.;
●	“Kansai” refers to KE Fuel International Co., Ltd.;
●	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc.;
●	“Tokyo LNG” refers to Tokyo LNG Tanker Co. Ltd.;
●	“CNTIC VPower” refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;
●	“SEA charterer” refers to a Southeast Asian charterer;
●	“Woodside” refers to Woodside Energy Shipping Singapore Pte. Ltd.;
●	“Sea 190 Leasing” refers to Sea 190 Leasing Co. Limited, an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd.;
●	“Hai Kuo Shipping” refers to Hai Kuo Shipping 2051G Limited, a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd.;
●	“Mitsui” refers to Mitsui & Co., Ltd. and “Lepta Shipping” refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui.;
●	“CDBL” refers to a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd.;
●	“CMBFL” refers to CMB Financial Leasing Co. Ltd.;
●	“Gastrade” refers to Gastrade S.A.;
●	“Ceres Shipping” refers to Ceres Shipping Ltd.;
●	“NYSE” refers to the New York Stock Exchange;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“IFRS” refers to International Financial Reporting Standards;
●	“dollars” and “$” refers to, and amounts are presented in, U.S. dollars;
●	“LNG” refers to liquefied natural gas;
●	“FSRUs” refers to Floating Storage and Regasification Units;
●	“FSUs” refers to Floating Storage Units;
●	“TFDE” refers to tri-fuel diesel electric engine propulsion;
●	“Steam” refers to steam turbine propulsion;
●	“X-DF” refers to low pressure dual fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel;
●	“MEGI” refers to M-type, electronically controlled, gas injection; and
●	“cbm” refers to cubic meters.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	increased exposure to the spot market and fluctuations in spot charter rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
●	the duration and effects of COVID-19 and any other pandemics on our workforce, business, operations and financial condition;
●	fluctuations in prices for crude oil, petroleum products and natural gas;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit and bond facilities;
●	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

●	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	fluctuations in currencies and interest rates;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	risks inherent in ship operation, including the discharge of pollutants;
●	our ability to retain key employees and the availability of skilled labor, ship crews and management;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Risks Related to the LNG Carrier Business

●	Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition and the value of our assets, and could significantly reduce or eliminate our ability to pay dividends on our Preference Shares.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay dividends on our Preference Shares.
●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay dividends on our Preference Shares.

●	Ship values may fluctuate substantially, which has resulted in non-cash impairment charges on our Steam vessels in previous years. A further decline in ship values in the future could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur an additional loss.
●	The continuation of COVID-19, the spread of new variants and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

Risks Related to Us

●	Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants.
●	We derive a substantial majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking new charters for our vessels.
●	Our contracts for the four newbuildings we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.
●	As we take delivery of our newbuildings or any secondhand ships we may acquire, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.
●	We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.
●	Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default and foreclosure on our ships.
●	Our future capital needs are uncertain and we may need to raise additional funds. We must make substantial capital expenditures to fund any additional ships we may acquire in the future. In addition we cannot guarantee that renewal, replacement or new lines of credit will be available or will be available on similar or more favorable terms.

Risks Related to our Preference Shares

●	Our Preference Shares are subordinated to our indebtedness and other liabilities and investors’ interests could be diluted by the issuance of additional preference shares and by other transactions.
●	Holders of our Preference Shares have extremely limited voting rights.
●	The Preference Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	Following the close of the GEPIF Transaction, our corporate actions are substantially controlled by the Rolling Shareholders, who have the ability to effectively control the outcome of most important corporate matters. The interests of the Rolling Shareholders may be different than yours.

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

As of February 29, 2024, our owned and bareboat fleet consists of 37 LNG carriers (32 on the water, four newbuilds and one vessel ready to be sold as an FSRU). 20 of our owned and bareboat vessels and our four newbuild vessels currently operate or will operate under long-term time charters (defined as those with initial duration of more than three years). 12 of our vessels are currently trading in the short-term spot market (defined as contracts with initial duration of less than three years), while one vessel is ready to be sold as an FSRU. Six of the 12 vessels operating in the short-term spot market, consisting of one Steam vessel and five TFDEs, are due to come off charter in 2024. The charterers for four of the TFDEs under long-term time charters have extension options. On redelivery, if the charterers do not exercise any extension option, the vessels will trade in the short-term spot market unless we are able to secure new long-term charters.

Four of the vessels operating in the short-term spot market are Steam vessels. Our Steam vessels are less efficient and have higher CO2 emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels, in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer-term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, the duration of term charters for on-the-water vessels with such charters is now generally anywhere between six months and three years. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for dividends on our Preference Shares, as well as our ability to meet certain of our debt obligations and covenants.

As of December 31, 2023, we had a total of 924 open vessel days during 2024. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

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

Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, although the level of spot voyages and short-term time charters of less than 12 months in duration has grown in recent years but still remain extremely volatile. As vessels currently operating under multi-year charters redeliver together with uncommitted newbuilds from the extensive orderbook, the number of vessels available in the short-term or spot charter market is likely to continue to expand which may result in reduced opportunities to secure multi-year charters for our vessels. With our vessels trading in the short-term or spot market upon expiration or early termination of our current charters, our revenues and cash flows may become more volatile and may decline. In addition, an active short-term or spot charter market may require us to enter into charters on variable rates depending on market prices at the time, as opposed to fixed rates, and may result in extended periods of idle time between charters. These factors could result in a decrease in our revenues and cash flows, including cash available for dividends on our Preference Shares.

An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.

Based on current levels of demand, we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, though the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering increased significantly in 2022 and 2023, despite shipyard prices for newbuild vessels rising substantially, as a result of a renewed focus on energy security, diversification and investment in LNG infrastructure after the geopolitical events surrounding the Russia-Ukraine conflict and the decline of Russian pipeline flows to Europe by about 90%.

According to Poten & Partners Group, Inc. (“Poten”), as of January 31, 2023, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 606 vessels, with another 288 LNG carriers on order (with delivery up to 2028, 174 were ordered in 2022), of which 22 do not have multi-year charters. The majority of these vessels are tied to new projects, including about 20% of confirmed vessel orders tied to Qatar’s North Field Expansion project, and therefore likely to not negatively impact the supply-demand for vessels, unless the Qatar project is delayed.

Any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping will likely have a negative impact on charter hire rates, vessel utilization and vessel values, however it has become difficult to secure additional berths and with prices for new vessels exceeding $265.0 million, order levels declined in 2023 compared to 2022 and are expected to continue to decline due to high prices, scarcity of available slots and available deliveries of new vessels from 2027 onwards. If charter hire rates are lower when we are seeking new employment, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for dividends on our Preference Shares, may decline.

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

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. These requirements may introduce regulations which affect the operation profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities relating to, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (“IMO”) has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (adopted by the Marine Environment Protection Committee “MEPC” 75) which began in 2023 and will continue towards 2030 and 2050 emissions reduction goals effective from January 1, 2024. The EU has incorporated shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

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

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability - related Financial Information and IFRS S2 Climate - related Disclosures. The objective of IFRS S1 and IFRS S2 is to require an entity to disclose information about its sustainability - related risks and opportunities and climate - related risks and opportunities, respectively, that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S2 is also applied. IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S1 is also applied. We expect that these standards may have an impact on our financial reporting requirements.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements and/or contractual requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and possibly recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990 (“OPA”), provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976 (the “London Convention”).

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

Ship values may fluctuate substantially, which has resulted in non-cash impairment charges on our Steam vessels in previous years. A further decline in ship values in the future could impact our compliance with the covenants in our loan agreement and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

If the market value of our ships decline, we may be required to record impairment charges in our financial statements which could adversely affect our results of operations. A further decline in ship values at a time when we are attempting to dispose of ships, could cause us to incur a loss, similar to the aggregate impairment loss of $11.7 million recognized during the year ended December 31, 2023 in relation to the sale of one Steam vessel and the sale and leaseback of two TFDE vessels. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels”. Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

Climate change and greenhouse gas emissions restrictions may adversely impact our results of operations, financial condition and ability to pay dividends on our Preference Shares.

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases (“GHGs”) from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL Convention”). In May 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU Emissions Trading System (“EU ETS”), were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy and surrender allowances that correspond to the emissions covered by the system. Compliance with these and any future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire emissions allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Such compliance could also affect our revenues and significantly change the market in which we compete, which may adversely affect any strategic growth opportunities.

There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by the fact that some of our charterers have set specific carbon emissions targets, covering all of their activities and products and those of their suppliers. GasLog’s vessels on charter to those charterers and other energy companies form part of their supply chain may be captured within their targets. In addition, many large financial institutions are under pressure to both reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Additionally, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. Implementation of the framework may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact the cash available for dividends on our Preference Shares.

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

The continuation of COVID-19, the spread of new variants or the occurrence of another epidemic and related governmental responses thereto may have negative effects on the global economy, energy demand and on our results of operations and financial condition.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. In 2020, oil and natural gas prices were adversely impacted by lower industrial demand resulting from the COVID-19 pandemic. Although the LNG market has improved since 2021, this improvement may not be sustainable in the long-term if new variants or other epidemics occur.

The ongoing spread of COVID-19, emergence of new variants or the occurrence of another epidemic, may negatively affect our business and operations, the health of our crews and the availability of our fleet, as well as our financial position and prospects. The onset of the COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in COVID-19 or any variants thereof or the occurrence of another epidemic. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by a virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With 12 of our vessels currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of COVID-19 or other epidemic or a recession or market correction resulting from the spread of COVID-19 or another virus could have a material adverse effect on the global economy, energy demand and our business.

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

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber events or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of COVID-19 and variants that may emerge) and related governmental responses thereto, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;
●	delays in the delivery of cargo;
●	loss of revenues from termination of charter contracts;

●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 32 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to pay cash dividends on our Preference Shares.

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

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for dividends on our Preference Shares, could be adversely affected. The upcoming dry-dockings of vessels in operation are expected to be carried out in 2024 (four vessels), 2025 (eleven vessels), 2026 (eight vessels) and 2028 (five vessels).

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for existing or newbuild vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs (“UFC”) which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates (“boil-off ratio” or “BOR”). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to holders of our Preference Shares, as well as our ability to obtain debt financing for ships with older technology whose market values have experienced a significant decline.

Our future performance and ability to secure future employment for our vessels depends on continued growth in LNG production and demand for LNG and LNG shipping and declines in the demand for LNG and LNG shipping may have a material adverse effect on our results of operations, financial condition and ability to pay dividends on our Preference Shares.

Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and the demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction or slower than expected ramp-up of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

●	prices for crude oil, petroleum products, natural gas. A return to low natural gas prices globally, which has occurred in 2023, may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;
●	the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;
●	increases in the production levels of lower cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, or the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;
●	infrastructure constraints such as delays in the construction of liquefaction facilities or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
●	concerns regarding the spread of disease, for example, COVID-19, safety and terrorism;
●	changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;
●	the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;
●	increases in interest rates, capital market volatility, changes in bank regulations or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	negative global or regional economic or political conditions, particularly in LNG consuming regions which could reduce energy consumption or its growth;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production, regasification or consumption;
●	any significant explosion, spill or other incident involving an LNG facility or carrier; or
●	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future.

Natural gas and oil prices are subject to volatility due to global events outside of our control, including the events in Russia and Ukraine. A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

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

With 12 vessels operating in the short-term spot market (defined as vessels under contracts of less than three years) the significant global natural gas and crude oil price volatility referenced above may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

The IMO, the United Nations’ agency for regulating shipping, introduced and adopted two new measures, the EEXI and CII, the requirements of which entered into force on January 1, 2023 and are expected to have an impact on our fleet in the short and long-term. Pursuant to the EEXI regulation, Steam vessels require an Engine Power Limitation which will have an impact on the vessels’ maximum attainable speed. The CII regulation may also have an impact on our Steam and TFDE vessels, although the operative form of the regulatory framework and the consequences of non-compliance have yet to be defined by IMO, making it difficult to assess the size and timing of any associated risks. However, any impact of the CII is likely to impact smaller and less efficient Steam vessels first.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, such as the continuation of COVID-19 and high inflation experienced in 2022 and 2023. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and cash flows, including cash available for dividends on our Preference Shares.

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

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to holders of our Preference Shares. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. The recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden has caused additional volatility in the energy markets and caused concerns of supply disruption as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to holders of our Preference Shares. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The hostilities between Russia and Ukraine, and attendant sanctions promulgated by the United States, the European Union (“EU”) and other countries may also adversely impact our business, especially given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in Russia, Ukraine, the Middle East, Israel, Palestine, the Gulf of Aden, the Red Sea and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

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

The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. Recent events in the Israel-Palestine conflict have created additional concerns for the stability of the supply of energy as the conflict could broaden or escalate.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and West Africa. The recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. This has caused additional volatility in the energy markets and concerns of supply disruption. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and West Africa. Any terrorist attacks targeted at ships may in the future have a material negative effect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

The European Union Code of Conduct Group periodically assesses the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated, and the Marshall Islands and British Virgin Islands, where we also have affiliated entities incorporated. Currently, Bermuda, the British Virgin Islands and the Marshall Islands have all committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and each country has previously passed legislation in the form of the Bermuda Economic Substance Act of 2018, the British Virgin Islands Economic Substance Act of 2018 and the Marshall Islands Economic Substance Regulations, 2018, as amended. In 2023, the European Union Code of Conduct Group decided to include Marshall Islands on the list of non - cooperative jurisdictions for tax purposes from February 2023 to October 2023. If the European Union Code of Conduct Group decides to include Bermuda or Marshall Islands on the non - cooperative jurisdiction list in the future, we may be subject to additional reporting requirements or other requirements that may have an adverse effect on our business.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage, failure of or disruption to information and operational technology systems and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities, cyber - attacks and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery, loss of hire and cyber insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

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

We may be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. Most recently, certain public shareholders exercised their dissension rights in connection with the GEPIF Transaction and sought appraisal for the fair value of their common shares; in January 2022, we entered into a Deed of Settlement, pursuant to which we agreed to pay the dissenting shareholders an aggregate of approximately $3.5 million in order to settle the claim. While we are not aware of any additional actions relating to the GEPIF Transaction at this time, it is possible that we may be involved in such actions in the future. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Related to Us

Our future success depends on our ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts for existing vessels, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants.

One of our principal objectives is to enter into multi-year, fixed-rate charters for our open on-the-water vessels and for potential additional newbuild vessels. We are seeking to enter into long-term time charter contracts for some or all of the 12 vessels currently trading in the short-term spot market (as defined those contracts with initial duration of less than three years). We will also seek to enter into new time charter contracts upon the expiration or early termination of our existing charter arrangements. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

For the year ended December 31, 2023, 30.2% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favorable terms, we will suffer a loss of revenues.

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

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality, emissions and compliance standards of their suppliers across the entire value chain, including the shipping and transportation segment. There is also increasing focus on the environmental footprint of marine transportation. Our compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. Any non-compliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to pay cash dividends on our Preference Shares.

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

The completion and delivery of newbuildings or conversions could be delayed because of:

●	quality or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	work stoppages or other labor disturbances at the shipyard;
●	bankruptcy or other financial crisis of the shipbuilder;
●	a backlog of orders at the shipyard;
●	political or economic disturbances;
●	weather interference or a catastrophic event, such as a major earthquake or fire;
●	accidents, diseases or pandemics, including COVID-19;
●	requests for changes to the original vessel specifications;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	the inability to finance the construction or conversion of the vessels; or
●	the inability to obtain requisite permits or approvals.

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

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and adversely affect our results of operations.

GasLog’s business operations could be targeted by individuals or groups seeking to sabotage or disrupt GasLog’s information and operational technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt GasLog’s operations, including the safety and integrity of our operations or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of GasLog’s information technology systems could have a material adverse effect on GasLog’s business and results of operations. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

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

We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity incidents. We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with the use of suppliers, vendors, third-party service providers and IT support companies. For a description of the measures taken and the processes in place to manage these risks, see “Item 16.K. Cybersecurity”.

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

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand vessels to the extent that they are available in the same way that we acquired the Alexandroupolis and the eight vessels acquired from MSL in 2014 and 2015. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

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

Our credit facilities and bonds, including the 2029 Notes and the NOK 2024 Bonds defined below, also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants generally include the following:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	total indebtedness divided by our total assets must not exceed 75.0%;
●	the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalents and short-term investments are at least $110.0 million;
●	being permitted to pay dividends subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
●	market value adjusted net worth must be not less than $350.0 million.

In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than (1) 120.0% of the total facility amount of the $2.8 billion Five-year Sustainability-linked Senior Secured Reducing Revolving Credit Facility (the “Sustainability Facility”), (2) in the case of the GasLog Hong Kong sale and leaseback transaction with Sea 190 Leasing (the “GasLog Hong Kong SLB”), 100% and (3) in the case of the GasLog Houston sale and leaseback transaction with Hai Kuo Shipping (the “GasLog Houston SLB”), 110% of the outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make cancellations and/or prepayments or provide additional collateral sufficient to bring us into compliance with such covenants and, if we fail to do so, our lenders could accelerate our indebtedness.

In addition, the terms of the Norwegian Kroner (“NOK”) denominated bonds issued under the agreement signed on November 27, 2019, between GasLog and the bond trustee, as amended (the “NOK 2024 Bonds”), include a dividend restriction according to which GasLog may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of GasLog’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to GasLog’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to GasLog’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of Distributions, so long as the Group’s cash and cash equivalents and short-term investments exceed $150.0 million, provided that GasLog can demonstrate by delivering a compliance certificate to the bond trustee that no event of default is continuing or would result from such Distributions. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bonds”.

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

As of December 31, 2023, we had an aggregate of $3.1 billion of indebtedness outstanding under our credit agreements, the NOK 2024 Bonds and the 2029 Notes, of which $107.9 million was repayable within one year, and finance lease liabilities of $383.4 million, of which $71.0 million was repayable within one year. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
●	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends on our Preference Shares;
●	the requirement on us to maintain minimum levels of liquidity as a percentage of our total debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends on our Preference Shares;
●	our costs of borrowing could increase as we become more leveraged;
●	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;
●	our debt level may limit our flexibility in responding to changing business and economic conditions; and
●	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to pay cash dividends on our Preference Shares.

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

We believe that our existing cash and cash equivalents and our operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we are obligated to make substantial capital expenditures to fund our commitments for the four newbuildings we have on order. As of December 31, 2023, the total remaining balance of the contract prices of the four LNG carriers on order was $576.7 million, of which $330.5 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMBFL. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”. The delivery installments, which are anticipated on various dates in 2024 and 2025, are subject to a fair market value test, whereby we will receive an aggregate amount of financing of 92.5% of the lower of the newbuilding contract price and the fair market value at the time of delivery. As of December 31, 2023, GasLog had available $542.5 million under the Sustainability Facility. Subsequently, in January 2024, GasLog prepaid $49.0 million of the outstanding Sustainability Facility increasing its availability to $591.5 million.

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

In addition, we may choose to make substantial further capital expenditures to expand the size of our fleet and/or to convert existing LNG carriers to FSRUs/FSUs in the future. We expect to finance the cost of any new vessels, including conversion costs through available cash, cash from operations and debt or equity financings. Our ability to obtain bank financing may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry, changes to banking regulations and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining the necessary funds, the terms of any debt financings could limit our ability further to expand our fleet and to pay dividends on our Preference Shares.

Securing access to additional funds in advance of the maturity of our debt facilities cannot be assured on the same or similar terms. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay dividends on our Preference Shares. Any debt or additional equity financing raised may contain unfavorable terms to us or our shareholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

Our future ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash dividends may be diminished, or our financial leverage may increase, or holders of our Preference Shares may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, undrawn cash under our Sustainability Facility, incur additional borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. If we are unable to raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

●	seeking waivers or consents from our creditors;
●	restructuring our debt;
●	seeking additional debt or equity capital;
●	selling assets;
●	reducing dividends;
●	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
●	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for dividends on our Preference Shares. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash dividends on our Preference Shares or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional securities may result in significant dilution of holders of our Preference Shares and would increase the aggregate amount of cash required to maintain our quarterly dividends to shareholders. Our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants in our loan facilities.

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

We are a holding company. Our subsidiaries conduct substantially all of our operations and own all of our operating assets, including our ships. As of February 29, 2024, we have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have an impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including certain employee costs and crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. However, we also maintain cash balances in euros, which amounted to approximately $14.7 million as of December 31, 2023. We monitor exchange rate fluctuations on a continuous basis and we also hedge movements in currency exchange rates. However, there is still a risk that currency fluctuations will have a negative effect on our business, financial condition, results of operations and cash flows, including cash available for dividends on our Preference Shares.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges in our statement of profit and loss.

We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2023, we had three Cross Currency Swaps, or “CCSs”, to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds, in order to hedge the variability of the functional currency equivalent cash flows on the NOK 2024 Bonds. As of December 31, 2023, the three CCSs had a notional amount of $98.6 million and qualified as cash flow hedging instruments for accounting purposes. The effective portion of changes in the fair value of CCSs is recognized in other comprehensive income while the ineffective portion impacts the statement of profit or loss for the period.

We enter into forward foreign exchange contracts from time to time for purposes of managing our exposure to fluctuations in foreign exchange rates applicable to payments in foreign currencies (mainly Euros, British Pounds Sterling, Singapore dollars and Japanese Yen). As of December 31, 2023, we had 80 forward foreign exchange contracts in place with an aggregate notional amount of €111.5 million and 13 forward foreign exchange contracts in place with an aggregate notional amount of S$10.5 million. The changes in the fair value of these contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and compliance with the market value adjusted net worth covenants in our credit facilities.

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

We enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts, interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2023, 30.2% of our revenues derived from subsidiaries of Shell. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

Our Preference Shares are subordinated to our indebtedness and other liabilities and investors’ interests could be diluted by the issuance of additional preference shares and by other transactions.

Our Preference Shares are subordinated to all of our existing and any future debt obligations. As of December 31, 2023, we had $3.1 billion of outstanding borrowings. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on our Preference Shares. Our memorandum of association and bye-laws currently authorizes the issuance of an unlimited number of preference shares out of the 500,000,000 shares of share capital in one or more classes or series. The issuance of additional preference shares on a parity with or senior to our Preference Shares would dilute the interests of the holders of our Preference Shares, and any issuance of preference shares senior to or at parity with our Preference Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preference Shares. No provisions relating to our Preference Shares protect the holders of our Preference Shares in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Shares.

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

Following the close of the GEPIF Transaction, our corporate actions are substantially controlled by the Rolling Shareholders, who have the ability to effectively control the outcome of most important corporate matters. The interests of the Rolling Shareholders may be different than yours.

Following the consummation of the GEPIF Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and Olympic LNG, hold approximately 55.2% of the outstanding common shares of GasLog and GEPIF holds approximately 44.8%. As noted above, the holders of our Preferences Shares generally have no voting rights on most matters. See Item 3.D. – Risk Factors – Risks Relating to Our Securities. As a result of the foregoing, the Rolling Shareholders have effective control over our corporate strategy and the outcome of significant corporate matters, and investors may be prevented from influencing such matters including:

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations” for a more complete discussion of the material Bermuda and U.S. Federal income tax considerations relating to us and the ownership and disposition of our Preference Shares.

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

GasLog expects to qualify for the statutory tax exemption for the year of 2023 or for future years. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for dividends on our Preference Shares. For a more detailed discussion, see the section entitled “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

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

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the general partner’s incentive distribution rights (the “IDRs”) in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 were Class B-1 units, 415,000 were Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, 2021, 2022, and 2023 the 415,000 Class B-1 units, the 415,000 Class B-2 units, the 415,000 Class B-3 units and the 415,000 Class B-4 units were converted into 415,000, 415,000, 415,000, and 415,000 common units, respectively. The remaining Class B units were cancelled following the completion of the GasLog Partners Transaction described below.

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

On February 22, 2021, we announced that GasLog had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. On June 9, 2021, we announced the completion of the GEPIF Transaction with GEPIF following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the GEPIF Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021). Trading in GasLog’s common shares on the NYSE, was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade on the NYSE. Following the consummation of the GEPIF Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and Olympic LNG, hold approximately 55.2% of the outstanding common shares of GasLog and GEPIF holds approximately 44.8%. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders, and as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

On April 6, 2023, GasLog entered into the Merger Agreement with GasLog Partners, the general partner and the Merger Sub. Pursuant to the Merger Agreement with GasLog Partners, (i) Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog acquired the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that was distributed to the Partnership’s unitholders in connection with the closing of the GasLog Partners Transaction and the remainder was paid by GasLog as merger consideration at the closing of the GasLog Partners Transaction.

The conflicts committee of the Partnership’s board of directors (the “Conflicts Committee”), comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement with GasLog Partners and determined that the GasLog Partners Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement with GasLog Partners and the GasLog Partners Transaction and recommended that the common unitholders of the Partnership vote in favor of the GasLog Partners Transaction.

The GasLog Partners Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person and in proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the SEC). The payment date for the Special Distribution was July 12, 2023. The GasLog Partners Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

As of February 29, 2024, GasLog holds 100% of the common units of the Partnership.

We maintain our principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not part of this annual report.

B. Business Overview

Overview

We are an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. Our owned and bareboat fleet as of February 29, 2024, consists of 37 LNG carriers, including 32 ships on the water, four LNG carriers on order at one of the world’s leading LNG shipbuilders, Hanwha and one LNG carrier that is ready to be sold as an FSRU. This includes 14 LNG carriers in GasLog Partners’ owned and bareboat fleet. We currently manage and operate 33 LNG carriers including our 23 owned ships in operation, as well as one LNG carrier that is ready to be sold as an FSRU, one additional LNG carrier in which we have a 25.0% interest and nine vessels secured under long-term bareboat charters from Lepta Shipping, Sea 190 Leasing, Hai Kuo Shipping, CDBL and another unrelated party. We are also supervising the construction of our newbuildings. We operate our vessels under time charters. As of December 31, 2023, these contracts are expected to provide total contracted revenues of $3.7 billion during their initial terms, which expire between 2024 and 2035. During 2023, 2022 and 2021, we generated revenues of $918.0 million, $915.6 million and $809.6 million, respectively. For disaggregation of revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Customers”.

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

Each of our 32 owned and bareboat LNG carriers, the four LNG carriers under construction and the one LNG carrier ready to be sold as an FSRU is designed with a capacity of between approximately 145,000 cbm and 180,000 cbm. We believe this size range maximizes their operational flexibility as these ships are compatible with most existing LNG terminals around the world. All but one of the LNG carriers in our owned and bareboat fleet are of similar specifications, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Our owned and bareboat fleet has an average age of 8.9 years, making it one of the youngest in the industry. By comparison, as of December 31, 2023, the average age for the global trading LNG carrier fleet including LNG carriers of all sizes, was 10.97 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. With over 20 years of technical management experience, including 15 years as sole technical manager of BG Group’s owned fleet of LNG carriers, we have established a track record for the efficient, safe and reliable operation of LNG carriers which is evidenced by our safety performance and the limited off-hire days of the 34 ships currently operating under our management.

A wholly owned subsidiary of GasLog acquired a 20% shareholding in Gastrade in 2016. Gastrade is licensed to develop an LNG receiving terminal utilizing an FSRU offshore Alexandroupolis in Northern Greece. The FSRU will be connected to the Greek national grid via a 24km subsea pipeline. A wholly owned subsidiary of GasLog has executed a long-term Operation and Maintenance Agreement with Gastrade under which GasLog will be the operator of the FSRU. This agreement is tied to the Terminal Use Agreement of the Alexandroupolis Project. DEPA, the Greek State Gas Company, acquired a 20% shareholding in Gastrade in 2019. BulgarTransGaz, the Bulgarian State Gas Transportation Company acquired a 20% shareholding in Gastrade in 2020 and DESFA, the Greek National Gas Transmission Operator acquired a 20% shareholding in Gastrade in December 2021. Gastrade signed contracts with the Pipeline EPCI Contractor, the Mooring Contractor and GasLog, as the FSRU provider. Gastrade took Final Investment Decision (“FID”) on the project in January 2022 and the start-up of the LNG regasification terminal in Alexandroupolis is anticipated to occur in the first quarter of 2024. On February 2, 2022, GasLog entered into an agreement for the sale of the Alexandroupolis to Gastrade for $265.1 million, payable in installments, following the completion of its conversion to an FSRU. On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Keppel Shipyard Ltd. for the conversion of the vessel into an FSRU in connection with the FID taken by Gastrade. In February 2023, Alexandroupolis registered under the Greek flag and entered into the shipyard for FSRU conversion. In December 2023, the Alexandroupolis arrived and moored at its permanent berth which largely marks the completion of construction of the Alexandroupolis Project. The sale of the Alexandroupolis to Gastrade is expected to be completed in the first quarter of 2024 after the completion of the final acceptance tests.

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

On March 30, 2023, GasLog Partners’ subsidiary, GAS-five Ltd., completed the sale and leaseback of the GasLog Sydney with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On March 30, 2023, GasLog’s subsidiary, GAS-nine Ltd., completed the sale and leaseback of the GasLog Saratoga with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On July 13, 2023, the GasLog Partners Transaction closed. Pursuant to the Merger Agreement with GasLog Partners, GasLog acquired the outstanding common units of the Partnership not already beneficially owned by GasLog. See “Item 4. Information of the Partnership––A. History and Development of the Partnership”.

On July 17, 2023, GasLog’s subsidiary, GasLog Hellas-2 Special Maritime Enterprise, completed the sale of the GasLog Athens to an unrelated third party.

Our Fleet

Owned Fleet

The following table presents information about our owned vessels and their associated time charters as of February 29, 2024:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Alexandroupolis (3)	2010	153,600	n/a	TFDE	n/a	n/a
2	Methane Jane Elizabeth*	2006	145,000	Cheniere	Steam	March 2025	—
3	GasLog Seattle*	2013	155,000	Energy Trading Company (4)	TFDE	March 2024	—
4	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company	TFDE	July 2024	2025 (5)
5	Methane Alison Victoria*	2007	145,000	CNTIC VPower	Steam	October 2024	2025 (6)
6	GasLog Greece*	2016	174,000	Shell	TFDE	March 2026	2031 (7)
7	Methane Rita Andrea*	2006	145,000	Asian LNG buyer	Steam	March 2026	—
8	GasLog Santiago*	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	2027 (8)
9	GasLog Glasgow*	2016	174,000	Shell	TFDE	June 2026	2031 (7)
10	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033 (7)
11	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033 (9)
12	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (9)
13	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (10)
14	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (10)
15	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (10)
16	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (10)
17	GasLog Geneva*	2016	174,000	Shell	TFDE	September 2028	2031 (7)
18	GasLog Gibraltar*	2016	174,000	Shell	TFDE	October 2028	2031 (7)
19	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (7)
20	Methane Becki Anne*	2010	170,000	Shell	TFDE	March 2029	—
21	GasLog Warsaw	2019	180,000	Endesa	X-DF	May 2029	2035-2041 (11)
22	Solaris*	2014	155,000	Kansai	TFDE	April 2030	—
23	GasLog Singapore	2010	155,000	NFE Transport Partners LLC	TFDE	June 2030	—
24	GasLog Wales	2020	180,000	Jera	X-DF	March 2032	2035-2038 (12)

Bareboat Vessels

The following table presents information about our bareboat fleet and their associated time charters as of February 29, 2024:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Sydney*	2013	155,000	Centrica	TFDE	May 2024	—
2	GasLog Skagen	2013	155,000	Tokyo LNG	TFDE	September 2024	—
3	GasLog Saratoga	2014	155,000	Mitsui	TFDE	September 2024	—
4	GasLog Shanghai*	2013	155,000	Woodside	TFDE	March 2025	2026 (13)
5	Methane Heather Sally*	2007	145,000	SEA Charterer	Steam	July 2025	—
6	GasLog Hong Kong	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (14)
7	GasLog Salem	2015	155,000	Gunvor	TFDE	March 2026	—
8	Methane Julia Louise	2010	170,000	Shell	TFDE	March 2026	2029-2031 (7)
9	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034 (7)

* Indicates the Partnership’s owned and bareboat fleet as of February 29, 2024.

(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel GasLog Chelsea was renamed to Alexandroupolis in 2023. The vessel is ready to be sold as an FSRU.
(4)	The vessel is chartered to a Swiss-headquartered energy trading company.
(5)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.
(6)	CNTIC VPower may extend the term of the related charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.
(7)	The vessel is chartered to a wholly owned subsidiary of Shell. Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the Methane Julia Louise for a period of either three or five years, (c) the GasLog Greece and the GasLog Glasgow for a period of five years and (d) the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.
(8)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.
(9)	Centrica has the right to extend the charter by three additional periods of two years, provided that Centrica gives us advance notice of declaration.
(10)	Cheniere has the right to extend the charters of the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years.
(11)	Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.
(12)	Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.
(13)	Woodside has the right to extend the charter by an additional period of one year, provided that Woodside gives us advance notice of declaration.
(14)	The vessel is chartered to TotalEnergies. TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Newbuilds

						Estimated
		Expected				Charter
Vessel Name		Delivery(1)	cbm	Charterer	Propulsion	Expiration(2)
1	Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
2	Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
3	Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
4	Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035
(1)	Expected delivery quarters are presented.
(2)	Charter expiration to be determined based upon actual date of delivery.

Key Fleet Characteristics

The key characteristics of our current owned and bareboat fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 180,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers; we believe this size range maximizes their efficiency and operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;
●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

●	each of our existing ships is equipped with a modern Steam turbine or has TFDE or X-DF engine propulsion technology;
●	Bermuda is the flag state of each ship with the exception of the GasLog Warsaw and the Alexandroupolis which each have a Greek flag;
●	each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	as of December 31, 2023 our owned and bareboat fleet has an average age of 8.9 years, making it one of the youngest in the industry, compared to an average age of 10.97 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2023.

In addition to our owned and bareboat fleet, we have a 25.0% ownership interest in Egypt LNG, an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to MSL under a 20-year time charter, which is subject to extension for up to 10 years at the charterer’s option.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for one LNG carrier owned by a third party in addition to management of the 33 LNG carriers currently operating in our owned and bareboat fleet. We supervised the construction of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard.

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

The initial term of the time charter for the GasLog Greece and the GasLog Glasgow began upon delivery of the ships and will each terminate in 2026. MSL has options to extend the terms of both charters for five years. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

The initial term of the time charter for the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will both terminate in 2028 following the declaration of the five-year charter extension option by MSL. MSL has the option to further extend the terms of both charters for a period of three years each, all at specified hire rates. These are the final extension options that MSL has.

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

Our time charter to Total for the GasLog Hong Kong began when the ship was delivered from the shipyard in March 2018. The initial charter term will terminate in 2025. Total has the option to extend the term of the charter of the GasLog Hong Kong which is now owned by Sea 190 Leasing and leased back to GasLog, by a three-year period at a specified hire rate.

Our time charters to Centrica for the GasLog Windsor and the GasLog Westminster began when the ships were delivered from the shipyard in 2020. The initial charter terms will terminate in 2027. Centrica has the option to extend the term of the charters by three consecutive periods of two years each.

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

The GasLog Singapore commenced a time charter with NFE Transport Partners LLC in April 2023 with original termination in June 2025 that was subsequenty extended by five years and expires in June 2030.

The Solaris commenced a multi-year time charter with Kansai in October 2023 which will terminate in March 2030.

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

Short-term Spot Market (defined as charter parties with initial duration of less than three years)

Our time charter to a major energy exploration company for the GasLog Santiago began in December 2023 and will terminate in March 2026. The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

Our time charter to Gunvor for the GasLog Salem began in June 2019. There was a variable rate of hire within an agreed range during the charter period which switched to a specified rate in April 2023 until the charter is terminated in March 2026 following an agreement to extend the charter by three years. The vessel is now owned by a wholly owned subsidiary of CDBL and leased back to GasLog.

Our time charter to Woodside for the GasLog Shanghai began in March 2023 and will terminate after two years. Woodside has the option to extend the term of the charter by a period of one year, provided that the charterer gives advance notice. The vessel is owned by a wholly owned subsidiary of CDBL and leased back to GasLog.

Our time charter to CNTIC VPower for the Methane Alison Victoria began in October 2020 and the charter will terminate in October 2024 following the declaration of the one-year charter extension option by the charterer. CNTIC VPower has the option to extend the term of the charter by a further period of one year, provided that the charterer gives advance notice.

The initial time charter for the Methane Jane Elizabeth to Cheniere began in December 2020 and the charter will terminate in March 2025 following the charterer’s exercise of its option to extend the term of the charter by one year.

The Methane Heather Sally commenced a three-year charter with a SEA charterer in August 2022 which will terminate in July 2025. The vessel is owned by an unrelated party and leased back to GasLog.

The GasLog Savannah commenced a time charter with a multinational oil and gas company in September 2022 which will terminate in July 2024. The charterer has the option to extend the term of the charter by one year.

The GasLog Skagen commenced a two-year time charter with Tokyo LNG in September 2022 which will terminate in September 2024. The vessel is owned by CDBL and leased back to GasLog.

The GasLog Saratoga commenced a three-year charter with Mitsui in September 2021 and will be terminated in September 2024. The vessel is owned by CDBL and leased back to GasLog.

The GasLog Seattle commenced in March 2023 a one-year time charter with a Swiss-headquartered energy trading company which will terminate in March 2024.

The GasLog Sydney commenced a multi-month time charter with a wholly owned subsidiary of Centrica in June 2023 which will terminate in May 2024. The vessel is owned by a subsidiary of CDBL and leased back to GasLog.

The Methane Rita Andrea commenced a multi-year time charter agreement with an Asian LNG buyer in October 2023 that will be terminated in March 2026.

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars. Depending on the time charter contract, there are two methods by which the daily hire rate for our owned ships is determined:

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

The Bareboat Charters

On February 24, 2016, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and leaseback the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GAS-twenty six Ltd. has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GAS-twenty six Ltd. has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter.

On October 21, 2020, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. The vessel was sold to Sea 190 Leasing. GAS-twenty five Ltd. has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to 12 years. GAS-twenty five Ltd. has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter.

On January 22, 2021, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. The vessel was sold to Hai Kuo Shipping. GAS-twenty four Ltd. has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GAS-twenty four Ltd. has the obligation to re-purchase the vessel at the end of the charter period. GAS-twenty four Ltd. has also the option to re-purchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter.

On October 26, 2021, GAS-three Ltd and GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem respectively with CDBL. The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation.

On March 28, 2022, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On October 31, 2022, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally with an unrelated party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation.

On March 30, 2023, GAS-five Ltd. completed the sale and leaseback of the GasLog Sydney with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On March 30, 2023, GAS-nine Ltd. completed the sale and leaseback of the GasLog Saratoga with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

Shipbuilding Contracts

As of December 31, 2023, our active shipbuilding contracts with Hanwha in respect of four newbuildings have an aggregate contract price of approximately $824.4 million. As of December 31, 2023, the aggregate outstanding balance was $576.7 million. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2023, our remaining payment obligations under the shipbuilding contracts were as follows:

As of
December 31, 2023(1)
(in thousands of
U.S. dollars)
Amounts due in less than one year	330,531
Amounts due in one to three years	246,196
Total	576,727
(1)	Installments of $20.5 million have already been paid in 2024 to date.

The shipbuilding contracts provide for the four newbuildings to be delivered and ready for immediate operation on various dates in 2024 and 2025. Each shipbuilding contract requires Hanwha to pay us liquidated damages in the event of certain delays in the delivery of the relevant ship due to Hanwha’s default unless such delays are attributable to a force majeure event or caused by any other permissible reason under the shipbuilding contract and, in the event of a prolonged delay, we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default and, if a default by us were to continue for more than ten business days (save for a default relevant to the winding up of the owner or guarantor for which the delay period should not be more than 21 days), Hanwha would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

Ship Management Services and Construction Supervision

Management of our owned and bareboat fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of dry-dockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned and bareboat fleet, through GasLog LNG Services we provide technical ship management services for the Methane Nile Eagle, a ship in which we have a 25.0% ownership interest. During the year ended December 31, 2023, ship management services provided to external customers accounted for approximately 0.1% of our consolidated revenues.

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

In the case of the Methane Nile Eagle, the crewing and other operational costs are fully passed-through to the ship owner, and the customer pays us a management fee per month for our technical management services. In connection with our ship management services provided to the Methane Nile Eagle, we have entered into a consultant service agreement pursuant to which we provide specialized services relating to the management of this LNG carrier. These services include the development and installation of a ship’s ship management system, which includes installing onboard hardware and software systems and providing related training to the ship’s personnel. The terms of the Methane Nile Eagle ship management agreement and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner’s sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through 12 of our vessels (eight TFDE and four Steam vessels), we operate in the spot charter market that covers charters of less than three years.

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

Seagoing and Shore-Based Employees

During 2023, we had an average of 149 full-time employees based in our offices in Piraeus, London and Singapore. In addition to our shore-based employees, we also employed (directly and through manning agents) approximately 2,019 seafaring staff serving on our owned and managed ships. As we grow, GasLog and its affiliates may expect to recruit a number of additional seafarers qualified to staff and operate our newbuildings, as well as a small number of shore-based personnel.

LNG marine transportation requires technically skilled officers and personnel with specialized training. Attracting and retaining engaged, resilient, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation, training and development opportunities. Through our ESG strategy, we are constantly aiming to improve the diversity, equity and inclusion of our workforce and management team, granting access and engagement to a wide pool of talent. In addition, we provide intensive onboard training for our officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2023, our retention rate was 97.3% for senior seagoing officers, 95.5% for other seagoing officers and 92.6% for shore staff.

Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels, and for shore-based employees with experience of operating and managing LNG vessels, has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has, and may continue, to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases and increased competition would be mitigated to some extent by adjustments to the GasLog compensation and benefit structure and by certain provisions in some of our time charters, including automatic periodic adjustment and cost review provisions.

Classification, Inspection and Maintenance

Every large, commercial seagoing ship must be “classed” by a classification society. The classification society certifies that the ship is “in class”, signifying that the ship has been built and subsequently maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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

All areas subject to surveys, as defined by the classification society, are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are mandated. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special survey. According to class, vessels 15 years of age or over will be subject to special consideration and approval by Class ABS based on the vessel’s survey status before being permitted to have an Intermediate underwater inspection in Lieu of dry-docking (UWILD) instead of out of water dry-docking survey. Based on our maintenance standards and the condition of the vessels we expect we will be able to retain the five-year cycle of dry-docking and maintain this assumption for budgeting and operations planning.

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

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our owned fleet and the bareboat vessels as of February 29, 2024:

Dry‑docking
and
Ship Name(*)	Special Survey
GasLog Gladstone	2024
GasLog Warsaw	2024
Solaris	2024
GasLog Saratoga	2024
Methane Jane Elizabeth	2025
GasLog Windsor	2025
GasLog Westminster	2025
GasLog Wales	2025
GasLog Georgetown	2025
Methane Alison Victoria	2025
Methane Becki Anne	2025
Methane Julia Louise	2025
GasLog Savannah	2025
GasLog Salem	2025
GasLog Singapore	2025
GasLog Galveston	2026
GasLog Wellington	2026
GasLog Winchester	2026
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Glasgow	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
GasLog Houston	2028
GasLog Hong Kong	2028
GasLog Santiago	2028
GasLog Seattle	2028
GasLog Genoa	2028
H2532	2029
H2533	2029
H2534	2030
H2535	2030

(*) The next drydockings of the bareboat vessels GasLog Shanghai, GasLog Sydney, GasLog Skagen, Methane Heather Sally and the Alexandroupolis, which is ready to be sold as an FSRU, are not included in the above table since they will not be in our owned and bareboat fleet at the time of their next drydockings.

Risk of Loss, Insurance and Risk Management

The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, a cyber event, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including collisions, explosions, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

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

Loss of Hire Insurance/Delay Insurance

We maintain loss of hire insurance to protect us against loss of income as a result of a ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery insurance or hull and machinery/war risks insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 90 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also have in place delay insurance which, like loss of hire, covers all of our owned and bareboat vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of seven days with a maximum of seven days (which takes it up to the loss of hire deductible of 14 days) for H&M losses, two days with a maximum of 12 days for ship-related perils and with a maximum of five days for shoreside perils. The hire rate is aligned with or higher than the loss of hire insurance daily sum insured.

Additionally, we buy war loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean and Gulf of Aden to insure against potential losses relating to the hijacking of a ship and its crew by pirates. The cover has a maximum of 180 days.

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

We have also purchased an additional cyber product which complements the existing vessel hull and machinery cyber cover for losses in excess of $0.1 million and up to $10.0 million. It provides coverage irrespective of cause (malicious act, terror or negligence) for the core enterprise risks including:

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

Safety Performance

We provide intensive onboard and ashore training for our officers and crews to instill a culture of the highest operational and safety standards. During 2023, GasLog’s fleet experienced two lost time incidents and seven first aid cases.

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

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”) and the International Convention for the Prevention of Pollution From Ships (“MARPOL”). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meets these requirements. The GasLog fleet is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2024, SOLAS 1974 had 168 contracting states, which flag about 99.9% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the MEPC of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements established a series of progressive standards to further limit the sulfur content in fuel oil, which phased in between 2012 and 2020, as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel oil (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be fitted with exhaust gas scrubbers. Additionally, more stringent emission standards may apply in coastal areas designated as Emission Control Areas (“ECAs”). For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed on or after January 1, 2016. From May 1, 2024, the Mediterranean Sea will become an ECA, with compliance obligations beginning May 1, 2025. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”). Under this convention a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the potential liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

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

The Maritime Labour Convention (“MLC”) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session in 2006, which established minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, and amendments were approved by the International Labour Conference at its 103rd Session in 2014. The convention established a single, coherent instrument embodying all up to date standards of existing international maritime labour conventions and recommendations to the extent practicable, as well as the fundamental principles to be found in other international labour conventions.

United States

Oil Pollution Act and CERCLA

Our operations are subject to the Oil Pollution Act (“OPA”), which established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability on owners and operators of ships for cleanup and natural resource damages from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable for all containment and clean-up costs and other damages arising from oil spills from their ships (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). Effective March 23, 2023, OPA increased the limit of liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,500 per gross ton or $21.5 million per double hull ship and continues to permit individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

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

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, (“VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposed a variety of changes for non ballast water discharges including more stringent Best Management Practices for discharges of oil to sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

The CAA also requires states to adopt State Implementation Plans (“SIPs”), which are designed to attain national health based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. From May 1, 2024, the Mediterranean Sea will become an ECA, with compliance obligations beginning May 1, 2025. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after treatment requirements also apply. Our vessels can store and burn low sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

Greenhouse Gas Regulations

The MEPC 62 of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 31, 2012.

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships and provide important building blocks for future GHG reduction measures. These amendments entered into force on November 1, 2022 and the requirements for EEXI and CII certification came into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, will be implemented for existing ships as technical measures to reduce CO2 emissions. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be reviewed by MARPOL by January 1, 2026. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. The new strategy builds upon the initial greenhouse gas strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to predict the potential impact on our operations at this time.

In the EU, the MRV Regulation (Monitoring, Reporting, Verification), which entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In May 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU Emissions Trading System (“EU ETS”), were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy and surrender allowances that correspond to the emissions covered by the system.

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

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize two stroke low-pressure engines, can be considered among the cleanest of large ships in terms of emissions and very adaptable to the usage of newly developed lower and/or zero emission fuels.

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

C. Organizational Structure

GasLog is a holding company incorporated in Bermuda. As of February 29, 2024, we have 55 wholly owned subsidiaries, which are incorporated in the British Virgin Islands, Bermuda, the Marshall Islands, Singapore, Cyprus, Greece, Malta and England and Wales. Of our subsidiaries, 37 either own or leaseback vessels in our fleet or are parties to contracts to obtain newbuild vessels. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

We are an international owner, operator and manager of LNG carriers. As of February 29, 2024, our wholly owned fleet consists of 28 LNG carriers, including 23 vessels in operation, four LNG carriers on order at Hanwha and one LNG carrier ready to be sold as an FSRU. In addition, GasLog has leased back under a bareboat charter (i) for a period of up to 20 years one TFDE vessel sold to Lepta Shipping in February 2016; (ii) for a period of up to 12 years one X-DF vessel sold to Sea 190 Leasing in October 2020; (iii) for a period of up to eight years one X-DF vessel sold to Hai Kuo Shipping in January 2021; (iv) for a period of up to five years one TFDE vessel sold to CDBL in October 2021; (v) for a period of up to five years one vessel sold to CDBL in October 2021, (vi) for a period of up to five years one TFDE vessel sold to CDBL in March 2022; (vii) until the middle of 2025 one Steam vessel sold to another unrelated party in October 2022; (viii) for a period of up to five years one TFDE vessel sold to CDBL in March 2023; and (ix) for a period of up to five year one TFDE vessel sold to CDBL in March 2023. We currently manage and operate 34 LNG carriers including 23 of our owned vessels in operation, the nine bareboat vessels, one LNG carrier ready to be sold as an FSRU and one additional LNG carrier in which we have a 25.0% interest. We are also supervising the construction of our four newbuildings. As of February 29, 2024, 24 of our owned and bareboat vessels currently operate or will operate under long-term time charters (defined as those with initial duration of more than three years), and 12 of our vessels currently trade in the short-term spot market (defined as contracts with initial duration of less than three years). As of December 31, 2023, our contracts are expected to provide total contracted revenue of $3.7 billion during their initial terms, which expire between 2024 and 2035.

The additional LNG carrier in which we also have a 25.0% interest is the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG, technically managed by us and currently operating under a 20-year time charter to a subsidiary of Shell. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

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

Industry Overview and Trends

Energy Prices

As referenced in “Item 3. Key Information—Risk Factors”, oil prices, as measured by the spot price of Brent crude oil experienced a degree of volatility throughout 2023. After declining from a $120 per barrel peak, prices declined to a low near $70 per barrel and fluctuated between this value and the $90 per barrel threshold for much of the year. Prices increased to a high of $96.6 per barrel in late September.

A concern that characterized prices in 2023 was lackluster demand for energy following the lifting of restrictions imposed during the COVID-19 pandemic. This is particularly true of expectations for recovering demand in China after its re-opening. Economic factors also played a role in shaping demand for oil. Inflation as well as the possibility of a recession in both the US and the Eurozone continued to depress economic activity.

Geopolitical risks continue to cause potential concern for supply of oil as well as its orderly movement. Sanctions against Russian entities as well as the imposition of a price cap for the purchase of Russian oil has diverted Russian flows away from Europe towards Asian buyers. As the war in Ukraine continues, further disruptions could arise. Recent events in the Israel-Palestine conflict have created additional concerns for the stability of the supply of oil as the conflict could broaden or escalate. In response to this conflict, Houthi rebels began attacking vessels transiting past the Bab Al-Mandeb strait, causing vessels to divert away from the Suez Canal, resulting in additional volatility in the energy markets and raising concerns of supply disruption.

Another key driving force impacting oil prices has been the consistent support by the Organization of Petroleum Exporting Countries (“OPEC”). Total OPEC production declined from the peak it reached in September 2022 of nearly 30 million barrels per day to 28.5 million barrels per day in December 2023, about 10% lower than average production between 2010 and 2019.

Global natural gas prices experienced a significant year on year decline as a result of high inventories and continuing lackluster demand in 2023. Specifically, natural gas prices in the import regions of North-West Europe, as measured by the Title Transfer Facility (“TTF”), fell from $22.1 per million British Thermal Units (“MMBTU”) at the beginning of the year to $11.0 per MMBTU due to high levels of inventories achieved. By the end of 2023 prices had fallen by about 90% compared to their 2022 peak in August 2022 and about 74% from the 2022 average of $40.85 per MMBTU.

European LNG inventories stood at 86.3% at the end of the year, significantly higher than the five-year seasonal average of 73.9%. This was primarily driven by continuing high levels of LNG imports and lower demand.

The Japan Korea Marker (“JKM”) followed a similar declining trajectory through 2023 ending the year at $11.5 per MMBTU due to lack of competition for spot LNG and lackluster demand. Mild weather expectations due to El Nino conditions in the Pacific, switching away from natural gas due to high prices and economic conditions contributed to lower demand, particularly from China who had previously been the largest spot buyer of LNG in the Pacific.

While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. This dynamic held true and is expected to be re-established in the long term but in 2023 has been superseded by the continued interest of charterers to secure long term charters for existing vessels and intra-basin trade due to significant and inflexible demand from Europe. This trend began in 2021 but defined the 2022 and 2023 chartering markets due to charterers’ preference to be long shipping in order to not be exposed to a volatile market and to ensure sufficient tonnage to service their own volumes as well as any profitable opportunities that may arise.

LNG Supply

Supply for 2023 is forecast to be 408.3 million tonnes (“mt”), an increase of 8.2 mt or approximately 2% over 2022, according to Wood Mackenzie. The U.S. led supply growth in 2023, up by approximately 9.1 mt or 11.9% year-over-year primarily due to the return of Freeport to operation and the continued ramp up of Calcasieu Pass.

Although there was little organic growth, the U.S. became the world’s largest exporter of LNG in 2023 while some exporters such as Nigeria and Angola continued to underproduce. Norway also returned to export levels observed before the fire at Snohvit, providing additional relief to European importers.

Wood Mackenzie also estimated 2.5% growth 10 mt of LNG supply growth in 2024 or about 2.5% year-over-year. Anticipated increases in U.S. exports are counterbalanced by some decline in exports from Australia. The U.S. is expected to remain the largest exporter of LNG in 2024.

During 2023, 5 new LNG liquefaction projects reached FID for a total of 54.15 mt with at least another 100 mt of projects building momentum towards FID. Incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

For the full year 2023, LNG demand was estimated to be approximately 391.3 mt compared to approximately 393 mt for the full year 2022, a decrease of 0.4% according to Wood Mackenzie. Demand was relatively flat year-over-year, albeit at historically high levels. European imports continue to feature prominently, falling only by 7.1 mt compared to 2022, remaining 55% higher than imports in 2021, despite seasonally high inventories achieved throughout the year. Chinese imports began to recover due to reduced competition from Europe, ticking up by 6.5 mt in 2023. Wood Mackenzie forecasts global LNG demand growth of 9.2 mt or 2% year-over-year in 2024. Growth in demand is also constrained by the lack of available supply given the already high utilisation of liquefaction terminals.

LNG Shipping Rates and Chartering Activity

In the LNG shipping spot market, 160,000 cbm 0.1% boil-off TFDE headline rates, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $97,077 per day in 2023, a 26% decrease year-on-year, albeit 10.8% higher compared to the five-year average. The decline was mostly influenced by significant flows from the U.S. to Europe, which have characterized the market over the past two years and limited organic growth in LNG Supply. Many charterers are also looking to market excessive shipping length in their portfolios during the downtime of their own schedules, further depressing spot markets.

Strong demand for term vessels continues to be a significant feature of the market despite declining headline rates, with an annual average of about $117,000 per day for TFDEs and $66,700 per day for Steam vessels for period of one year as reported by Clarksons. Annual average TFDE rates have declined only marginally while term rates for Steam vessels have in fact increased year-over-year. The duration demanded has also continued to shift from preference for one year fixtures to multi-year fixtures commonly reaching three or more years. This may be motivated by a number of reasons such as geopolitical events, market volatility and scarcity of independent vessels in the open market. Sub-chartered vessels have limitations on duration and delivery/redelivery flexibility, making unencumbered vessels more valuable.

The disruptions of regular transit at the Panama Canal due to drought may also be affecting the expectations of charterers and motivating them to secure additional tonnage, despite the limited impact of the Panama Canal disruptions in the current intra basin focused market. Currently, the Panama Canal is allowing only the passage of booked vessels while auctions for available slots reached record highs of nearly $4 million for a single transit in November. If conditions in Europe ease or demand in Asia increases, significant flows may be diverted away from European markets and towards Asia. Given the current restrictions, it is likely that non-booked vessels will be forced to transit via the Suez Canal or the Cape of Good Hope, adding significant time to the voyage and significantly increasing tonmile demand in the spot market. Additionally, recent disruptions in the Bab Al-Mandeb strait could have a significant impact on the routing of flows from the Middle East to Europe. Vessels would be forced to route around Africa rather than the Suez Canal, nearly doubling the total time required for a round trip. Given that Qatar is one of the three largest exporters of LNG, this could have significant impact on shipping markets by significantly increasing tonmile demand, although so far LNG freight rates have not been significantly impacted.

Delays to the start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to holders of our Preference Shares, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

According to Poten, as of December 31, 2023, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 621 conventional LNG Carriers with another 324 LNG carriers on order, of which 38 vessels (or 11.7%) do not have multi-year charters. Poten estimates that a total of 67 LNG carriers are due to be delivered in 2024. In 2023, 73 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship’s first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship’s cost is depreciated over five years, in the case of new ships, and until the next dry-docking for secondhand ships, which is performed within five years from the vessel’s last dry-docking unless we determine to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written off immediately. The LNG vessels are also required to undergo an underwater survey in lieu of dry-docking (“intermediate survey”) in order to meet certain classification requirements. The intermediate survey component is estimated after the first intermediate survey takes place which is between the first and the second dry-docking and is amortized over the period until the next dry-docking which is estimated to be two and a half years.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with share-based compensation, cash settled awards, rent, utilities, travel expenses, legal expenses, information and computing equipment and services, other professional services and consultants, training for crew familiarization and other advisor costs. In addition, general and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for share-based and cash compensation and restructuring obligations, pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office and to close the Stamford, Connecticut office. Finally, general and administrative expenses include costs related to the GEPIF Transaction and the GasLog Partners Transaction.

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

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities, bonds and our swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under the undrawn or future borrowings and commitments. Financial costs also include GEPIF Transaction costs and foreign exchange differences from cash and bonds, while all other foreign exchange differences are classified in General and Administrative Expenses. For a description of our credit facilities, including our loan agreements and sale and leaseback agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

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

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

	Year ended December 31,
	2022	2023	Change
Amounts are in thousands of U.S. Dollars
Revenues	$915,625	$918,031	$2,406
Voyage expenses and commissions	(14,260)	(14,507)	(247)
Vessel operating and supervision costs	(170,591)	(162,790)	7,801
Depreciation	(228,639)	(238,711)	(10,072)
General and administrative expenses	(35,007)	(34,934)	73
Loss on disposal of non‑current assets	(406)	(2,058)	(1,652)
Impairment loss	(68,287)	(11,740)	56,547
Profit from operations	398,435	453,291	54,856
Financial costs	(184,675)	(287,068)	(102,393)
Financial income	4,118	14,879	10,761
Gain on derivatives	74,807	13,011	(61,796)
Share of profit of associates	4,562	2,190	(2,372)
Total other expenses, net	(101,188)	(256,988)	(155,800)
Profit for the year	297,247	196,303	(100,944)
Non‑controlling interests	89,797	67,458	(22,339)
Profit attributable to owners of the Group	$207,450	$128,845	$(78,605)

During the year ended December 31, 2022, we had an average of 35.4 ships operating in our owned and bareboat fleet, having 12,629 available days and an average of 35.4 ships operating under our technical management (including 34.4 of our owned and bareboat ships). During the year ended December 31, 2023, we had an average of 33.5 ships operating in our owned and bareboat fleet, having 11,604 available days and an average of 34.5 ships operating under our technical management (including 33.5 of our owned and bareboat ships).

Revenues: Revenues increased by 0.3%, or $2.4 million, from $915.6 million during the year ended December 31, 2022 to $918.0 million during the year ended December 31, 2023. The increase of $2.4 million is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the year ended December 31, 2023, partially offset by the decrease in available days, attributable to the FSRU conversion of the Alexandroupolis that started in February 2023, the increase in off-hire days for scheduled dry-dockings and repairs (23 dry-docking off-hire days in the year ended December 31, 2022, compared to 222 scheduled dry-docking and repair off-hire days in the year ended December 31, 2023), the sale of the Methane Shirley Elisabeth in September 2022 and the sale of the GasLog Athens in July 2023. As a result, the average daily hire rate increased from $73,470 for the year ended December 31, 2022 to $79,068 for the year ended December 31, 2023.

Vessel Operating and Supervision Costs: Vessel operating and supervision costs decreased by 4.6%, or $7.8 million, from $170.6 million during the year ended December 31, 2022 to $162.8 million during the year ended December 31, 2023. The decrease in vessel operating and supervision costs is attributable to the decrease in ownership days due to the aforementioned sales of the GasLog wholly owned vessels, the FSRU conversion of the Alexandroupolis that started in February 2023, partially offset by the increase in daily operating costs from $13,569 per ownership day (as defined below excluding the Solaris for the period managed by Shell) for the year ended December 31, 2022 to $13,716 per ownership day for the year ended December 31, 2023, and the in-house management of the Solaris (after its redelivery into our managed fleet on April 6, 2022). Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel increased mainly due to the increased scheduled technical and maintenance costs and an unfavorable movement in Euro (“EUR”)/U. S. Dollar (“USD”) exchange rate in the year ended December 31, 2023 as compared to the year ended December 31, 2022, partially offset by decreased crew costs.

Depreciation: Depreciation increased by 4.4%, or $10.1 million, from $228.6 million during the year ended December 31, 2022 to $238.7 million during the year ended December 31, 2023. The increase in depreciation is mainly attributable to the increase in depreciation of the right-of-use assets, partially offset by the decrease in the average number of vessels in our fleet in the year ended December 31, 2023, compared to the prior year and the impairment charges recognized in the prior year and during the year ended December 31, 2023.

General and Administrative Expenses: General and administrative expenses decreased by 0.3%, or $0.1 million, from $35.0 million during the year ended December 31, 2022 to $34.9 million during the year ended December 31, 2023. The decrease in absolute terms is mainly attributable to the decreased employee costs, which were partially offset by increased legal costs mainly affected by the Merger Agreement with GasLog Partners, increase in foreign exchange losses and a net increase in amortization of share-based and cash compensation mainly as a result of the GasLog Partners Transaction. Daily general and administrative expenses increased from $2,764 per vessel ownership day for the year ended December 31, 2022 to $2,853 per vessel ownership day for the year ended December 31, 2023.

Impairment Loss: Impairment loss was $68.3 million for the year ended December 31, 2022 and $11.7 million for the year ended December 31, 2023. The aggregate impairment loss, which was recognized as of December 31, 2022, was analyzed as follows: i) $19.4 million with respect to the Alexandroupolis, pursuant to the signing of the agreement with Gastrade in February 2022 for the sale of the vessel after its conversion to an FSRU and its remeasurement at the lower of its carrying amount and its fair value less costs to sell, ii) $9.5 million with respect to the GasLog Skagen for the remeasurement at the lower of its carrying amount and its fair value less costs to sell pursuant to the vessel’s sale and leaseback transaction concluded in March 2022, iii) $28.0 million was recognized pursuant to the reclassification of two Steam vessels owned by the Partnership as held for sale and remeasurement of their carrying amounts as of June 30, 2022 and iv) $ 11.4 million with respect to two Steam vessels owned by the Partnership and one Steam vessel owned by GasLog, built in 2006 and 2007, since events and circumstances triggered the potential impairment of such Steam vessels on that date as a result of continuous decline in the fair values of Steam vessels, driven by reduced market expectations of the long-term rates for these older technology vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards. The aggregate impairment loss, which was recognized as of December 31, 2023, was analyzed as follows: i) $9.3 million was recognized pursuant to the reclassification of GasLog Athens as held for sale and remeasurement of its carrying amount as of June 30, 2023, ii) $6.1 million with respect to the GasLog Saratoga for the remeasurement at the lower of its carrying amount and its fair value less costs to sell pursuant to the vessel’s sale and leaseback transaction concluded in March 2023, iii) $0.1 million with respect to the GasLog Sydney for the remeasurement at the lower of its carrying amount and its fair value less costs to sell pursuant to the vessel’s sale and leaseback transaction concluded in March 2023, partially offset by $3.8 million of impairment reversal in relation to a write-off of a cost included in Tangible Fixed Assets before the remeasurement of the GasLog Skagen and the recognition of an impairment loss of $9.5 million in March 2022.

Financial Costs: Financial costs increased by 55.4%, or $102.4 million, from $184.7 million during the year ended December 31, 2022 to $287.1 million during the year ended December 31, 2023. The increase in financial costs is mainly attributable to an increase of $71.1 million in interest expense on loans, bonds and cash flow hedges due to the higher interest rates during the year ended December 31, 2023 compared to the same period in 2022 and an increase of $26.5 million in the amortization and write-offs of deferred loan issuance costs mainly due to the write-offs of the unamortized deferred loan issuance costs relating to the refinancing by the Sustainability Facility. Specifically, during the year ended December 31, 2022, we had an average of $3,491.8 million of outstanding indebtedness, with a weighted average interest rate of 4.3%, while during the year ended December 31, 2023, we had an average of $3,107.5 million of outstanding indebtedness, with a weighted average interest rate of 7.1%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

Financial Income: Financial income increased by $10.8 million, from $4.1 million during the year ended December 31, 2022 to $14.9 million during the year ended December 31, 2023. The increase in financial income is mainly attributable to the increased interest rates in the year ended December 31, 2023, compared to the year ended December 31, 2022.

Gain on Derivatives: Gain on derivatives decreased by $61.8 million, from a gain of $74.8 million for the year ended December 31, 2022 to a gain of $13.0 million for the year ended December 31, 2023. The decrease is mainly attributable to a decrease of $92.9 million in gain from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $92.4 million for the year ended December 31, 2022, as compared to a loss of $0.5 million for the year ended December 31, 2023, partially offset by an increase of $23.4 million in realized gain from interest rate swaps held for trading and an increase of $8.4 million in realized gain on forward foreign exchange contracts held for trading for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Profit for the Year: Profit for the year decreased by $100.9 million, from a profit of $297.2 million for the year ended December 31, 2022 to a profit of $196.3 million for the year ended December 31, 2023 as a result of the aforementioned factors.

Profit Attributable to Owners of the Group: Profit Attributable to Owners of the Group decreased by $78.7 million, from a profit of $207.5 million for the year ended December 31, 2022 to a profit of $128.8 million for the year ended December 31, 2023. The decrease in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, and the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners).

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2021 Compared to Year Ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 3, 2023.

Customers

For the year ended December 31, 2023, we received 30.2% of our revenues from Shell, 32.5% of our revenues from LNG majors/traders, 24.6% of our revenues from various other charterers, 12.6% of our revenues from U.S. exporters and 0.1% of our revenues from Egypt LNG. For the year ended December 31, 2022, we received 31.3% of our revenues from Shell, 32.4% of our revenues from LNG majors/traders, 22.7% of our revenues from various other charterers, 13.5% of our revenues from U.S. exporters, and 0.1% of our revenues from Egypt LNG.

Seasonality

While our owned and bareboat ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do impact the revenues earned during the year by our vessels trading in the spot and short-term market. In recent years, there has been a significant increase in the seasonality of LNG shipping spot rates with relative strength during the months of September through January and relative weakness during the months of March through May. To the extent that more of our vessels cease to be employed under long term charter arrangements (defined as charters with an initial duration of more than three years) in the future, there will likely be some additional seasonality in our revenues.

Additionally, our business is not subject to seasonal borrowing requirements.

B. Liquidity and Capital Resources

As of December 31, 2023, we had $221.4 million of cash and cash equivalents. An additional amount of $10.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

Under our existing charters as of December 31, 2023, we had contracted revenues of $828.6 million for 2024 and approximately $2,907.1 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2023, we had an aggregate of $3.1 billion of indebtedness outstanding under our credit facilities and bond agreements, of which $107.9 million was repayable within one year. Current bank borrowings include an amount of $88.3 million with respect to the Norwegian Kroner (“NOK”) bond maturing in 2024 (the “NOK 2024 Bonds”). As of December 31, 2023, GasLog had $542.5 million available under the Sustainability Facility. Subsequently, in January 2024, GasLog prepaid $49.0 million of the outstanding Sustainability Facility increasing the availability of the Sustainability Facility to $591.5 million. Furthermore, as of December 31, 2023, we also had an aggregate of $383.4 million of lease liabilities of which $71.0 million was payable within one year.

The total contract price for our four newbuildings on order as of December 31, 2023 is approximately $824.4 million. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We are scheduled to take delivery of the newbuildings on various dates in 2024 and 2025. As of December 31, 2023, the total remaining balance of the contract prices for the four newbuildings was $576.7 million, of which $330.5 million is due within 12 months, which will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMBFL.

On January 22, 2021, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. The vessel was sold to Hai Kuo Shipping. GAS-twenty four has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GAS-twenty four Ltd. has the obligation to re-purchase the vessel at the end of the charter period. GAS-twenty four Ltd. has also the option to repurchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2022, GasLog Partners repurchased and cancelled an aggregate of 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively. The aggregate amount repaid during the year ended December 31, 2022 for repurchases of preference units was $49.2 million, including commissions. From inception of the Repurchase Programme through December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million, including commissions. There were no Preference Units repurchased and cancelled for the year ended December 31, 2023.

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

On October 26, 2021, GAS-three Ltd. and GAS-ten Ltd. completed the sale and leaseback of the GasLog Shanghai and the GasLog Salem, respectively, with a wholly owned subsidiary of CDBL. The vessels were sold to CDBL for a gross cash consideration of $248.0 million and leased back under bareboat charters from CDBL for a period of five years with no repurchase option or obligation.

On March 28, 2022, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen, with a wholly owned subsidiary of CDBL. The vessel was sold to CDBL for a gross cash consideration of $126.0 million and leased back under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation.

On July 6, 2022, each of GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. and GAS-forty one Ltd. entered into sale and leaseback agreements (the “4xNB SLB Facility”) with CMBFL that provide for the financing of each LNG carrier on order at Hanwha. The Group will sell the aforementioned newbuildings for a total amount of up to $762.6 million, raising 92.5% of the newbuilding contract price in form or pre- and post- delivery financing and will lease the newbuildings back for a period of ten years (under a 20-year profile) from each delivery date. GasLog has the option to repurchase the vessels no earlier than the third anniversary of each delivery date and as a result under IFRS 15 Revenue from Contracts with Customers, the transaction does not qualify as a sale and leaseback. The Company recognizes the respective advance shipyard installment payments on its balance sheet under Vessels under construction and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The interest on the outstanding capital is calculated on a daily compounded SOFR plus a margin.

On September 14, 2022, GAS-twenty Ltd. completed the sale of the Methane Shirley Elisabeth to an unrelated third party for a gross sale price of approximately $54.0 million.

On October 31, 2022, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally. The vessel was sold to an unrelated third party for a gross cash consideration of $50.0 million. GasLog leased back the vessel under a bareboat charter until the middle of 2025 with no repurchase option or obligation.

On March 30, 2023, GAS-five Ltd. and GAS-nine Ltd. completed the sale and leaseback of the GasLog Sydney and the GasLog Saratoga, respectively, with a wholly owned subsidiary of CDBL. The vessels were sold to CDBL for a gross cash consideration of $284.0 million and leased back under bareboat charters from CDBL for a period of five years with no repurchase option or obligation. Following the sale of the GasLog Saratoga and the prepayment of the mortgage bank debt in the amount of $94.1 million, the Company made a partial prepayment of the Note Purchase Agreement in the amount of $15.0 million in July 2023.

On July 17, 2023, GasLog Hellas-2 Enterprises completed the sale of the GasLog Athens. The vessel was sold to an unrelated third party for a gross sale price of $55.0 million. The outstanding indebtedness of $31.6 million associated with the vessel was prepaid pursuant to its sale.

The merger consideration under the Merger Agreement with GasLog Partners was partially financed by the borrowing of a term loan in an aggregate principal amount of $50.0 million under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the GasLog Partners Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

In January and August 2023, GasLog terminated all interest rate swaps held for trading originally maturing between 2024 and 2028 with an aggregate notional amount of $936.5 million; The termination of the trades resulted in a net cash inflow of $35.8 million in total.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels), the outstanding balances of GAS-one Ltd., GAS-two Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GasLog Hellas-1 Special Maritime Enterprise, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-four Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nineteen Ltd. and GAS-twenty seven Ltd. were fully repaid. The existing loan facilities of the foregoing companies were terminated and the respective unamortized loan fees were written off to the consolidated statement of profit or loss.

On December 28, 2023, GasLog completed the Partial Redemption held by shareholders of record as of November 27, 2023, pursuant to the Certificate of Designations, dated as of March 30, 2015 (the “Certificate of Designations”). The redemption price of the Series A Preference Shares was $25.00 per share plus accrued and unpaid dividends in respect of the Series A Preference Shares up to, but not including, the redemption date of December 28, 2023. The Company funded the Partial Redemption with proceeds of borrowings under its existing Sustainability Facility. The Series A Preference Shares redeemed in connection with the Partial Redemption are no longer outstanding and all rights with respect to such stock have ceased and terminated. The Series A Preference Shares not redeemed in connection with the Partial Redemption remain issued and outstanding and subject to all the terms provided in the Certificate of Designations.

Before the Partial Redemption, on August 2, 2023, the board of directors of GasLog had approved a preference share repurchase programme of up to $35.0 million of Series A Preference Shares, effective immediately. Since the inception of the repurchase programme and prior to the Partial Redemption, GasLog had repurchased an aggregate of 58,319 of Series A Preference Shares at a weighted average price of $24.64 per preference share, for a total amount of $1.4 million, including commissions.

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

Working Capital Position

As of December 31, 2023, our current assets totaled $560.4 million, while current liabilities totaled $622.5 million, resulting in a negative working capital position of $62.1 million. Current liabilities include $88.3 million relating to the NOK 2024 Bonds which mature in November 2024, as mentioned above, and $66.4 million of unearned revenue in relation to hires received in advance of December 31, 2023 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, undrawn amounts under our facilities, future new borrowings and future sales and sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report, and therefore it is appropriate to prepare the financial statements on a going concern basis.

Cash Flows

Year ended December 31, 2022 compared to the year ended December 31, 2023

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2022	2023	Change

Amounts in thousands of U.S. dollars
Net cash provided by operating activities	$698,912	$688,570	(10,342)
Net cash provided by investing activities	107,373	259,570	152,197
Net cash used in financing activities	(720,690)	(1,096,152)	(375,462)

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $10.3 million, from $698.9 million during the year ended December 31, 2022 to $688.6 million during the year ended December 31, 2023. The decrease of $10.3 million is mainly attributable to a decrease of $29.4 million in working capital movements, partially offset by an increase of $8.4 million in realized gain on forward foreign exchange contracts, a decrease of $7.8 million in vessel operating and supervision costs and an increase of $2.4 million in revenues.

Net Cash Provided By Investing Activities

Net cash provided by investing activities increased by $152.2 million, from net cash provided by investing activities of $107.4 million during the year ended December 31, 2022 to net cash provided by investing activities of $259.6 million during the year ended December 31, 2023. The increase is mainly attributable to the $105.4 million increase in proceeds of from the sale and leaseback transactions, net of commissions of the GasLog Sydney and GasLog Saratoga during 2023 compared to the GasLog Skagen and the Methane Heather Sally during 2022, a net increase of $62.0 million in cash from short-term investments in the year ended December 31, 2023, compared to the same period of 2022, the $28.3 million proceeds from FSRU conversion, an increase of $11.3 million in cash from interest income, an increase of $1.2 million in dividends received from associate and an increase of $1.2 million in proceeds from the sale of the GasLog Athens during 2023 compared to the sale of the Methane Shirley Elizabeth during 2022, partially offset by an increase of $34.3 million in net cash used in payments for the construction costs of newbuildings, tangible and other fixed assets, an increase of $12.7 million in other investments and an increase of $10.2 million in payments for right-of-use assets.

Net Cash Used In Financing Activities

Net cash used in financing activities increased by $375.5 million, from net cash used in financing activities of $720.7 million during the year ended December 31, 2022 to net cash used in financing activities of $1,096.2 million during the year ended December 31, 2023. The increase is mainly attributable to an increase of $1,946.6 million in bank loan and bond repayments, the payment of $316.2 million relating to the Merger Agreement with GasLog Partners including the special distribution, a payment of $108.6 million relating to the Partial Redemption, an increase of $88.4 million in cash paid for interest, a net increase of $35.6 million in net payments of loan issuance costs, an increase of $20.6 million in payments for lease liabilities (principal portion) and a net movement of $1.0 million in cash collateral for swaps, partially offset by an increase of $2,056.7 million in proceeds from loans and bonds, a decrease of $47.8 million in cash used for repurchases of the Series A Preference Shares during 2023 compared to such repurchases during 2022, the cash received of $35.8 million proceeds from interest rate swaps termination and the decrease of $1.2 million in dividend payments.

Borrowing Activities

Credit Facilities

The following summarizes certain terms of the four outstanding facilities as of December 31, 2023:

Facility Name:
Sustainability Facility	Lender(s)

Alpha Bank S.A., ABN Amro Bank N.V. , BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Australia Bank Limited, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited, Skandinaviska Enskilda Banken AB (publ) and Standard Chartered Bank (Singapore) Limited

Subsidiary Party (Collateral Ship)

GasLog Ltd. as borrower;

GAS-one Ltd. (GasLog Savannah), GAS-two Ltd. (GasLog Singapore), GAS-four Ltd. (GasLog Santiago), GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris), GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth), GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty two Ltd. (GasLog Genoa), GAS-twenty three Ltd. (GasLog Gladstone), GAS-twenty seven Ltd. (Methane Becki Anne), GAS-twenty eight Ltd. (GasLog Windsor), GAS-thirty Ltd. (GasLog Westminster), GAS-thirty one Ltd. (GasLog Wales), GAS-thirty two Ltd. (GasLog Georgetown), GAS-thirty three Ltd. (GasLog Galveston), GAS-thirty four Ltd. (GasLog Wellington), GAS-thirty five Ltd. (GasLog Winchester) and GasLog Hellas-1 Special Maritime Enterprise (GasLog Warsaw) as joint and several guarantors.

	Outstanding Principal Amount	$2,257.5 million
	Available Undrawn Amount	$542.5 million
	Interest Rate	SOFR + applicable margin
	Maturity	2028 (plus two one-year extension options)
	Payment of Principals Installments Schedule	The total facility amount reduces in 20 equal quarterly amounts of $45.3 million, with a final balloon amount of up to $1.9 billion, together with the last quarterly reduction in November 2028.
GasLog Hong Kong SLB	Lender(s)	Sea 190 Leasing
	Subsidiary Party (Collateral Ship)	GAS-twenty five Ltd. (GasLog Hong Kong)
	Outstanding Principal Amount	$131.4 million
	Available Undrawn Amount	N/A
	Interest Rate	SOFR + applicable margin
	Maturity	2032
Payment of Principals Installments Schedule

8 equal quarterly installments of $2.7 million, 27 equal quarterly installments of $1.4 million beginning in January 2026, with a final balloon amount $71.4 million concurrently with the last installment in October 2032.

GasLog Houston SLB	Lender(s)	Hai Kuo Shipping
	Subsidiary Party (Collateral Ship)	GAS-twenty four Ltd. (GasLog Houston)
	Outstanding Principal Amount	$143.1 million
	Available Undrawn Amount	N/A
	Interest Rate	SOFR + applicable margin
	Maturity	2029
	Payment of Principals Installments Schedule	20 quarterly installments of $2.1 million each and a final balloon payment of $101.6 million payable concurrently with the last quarterly installment in January 2029.
GasLog 4xNB SLB Facility	Lender(s)	CMBFL
	Subsidiary Party (Collateral Ship)	GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. GAS-forty one Ltd.
	Outstanding Principal Amount	$185.9 million
	Available Undrawn Amount	$576.7 million
	Interest Rate	SOFR + applicable margin
	Maturity	2034 and 2035(1)
Payment of Principals Installments Schedule

No installments prior to delivery.

GAS-thirty eight Ltd.: 40 consecutive quarterly installments of $0.83 million each and a final balloon payment of $33.4 million payable concurrently with the last quarterly installment.

GAS-thirty nine Ltd.: 40 consecutive quarterly installments of $0.85 million each and a final balloon payment of $34.0 million payable concurrently with the last quarterly installment.

GAS-forty Ltd.: 40 consecutive quarterly installments of $0.32 million each and a final balloon payment of $12.8 million payable concurrently with the last quarterly installment.

GAS-forty one Ltd.: 40 consecutive quarterly installments of $0.32 million each and a final balloon payment of $12.8 million payable concurrently with the last quarterly installment.

(1)	Maturity dates are scheduled ten years from the drawdown date of each individual vessel loan based on the vessel’s actual or scheduled delivery date.

Security

Our credit facilities are secured as follows:

●	first priority mortgages over the ships except in the case of the sale and leaseback transactions;
●	guarantees from us, the 23 vessel owning companies securing the Sustainability Facility, GasLog Carriers, the Partnership and GasLog Partners Holdings LLC; charter guarantees from us in relation to the GasLog Hong Kong SLB, the GasLog Houston SLB and the 4xNB SLB Facility;

●	for certain of our facilities, a pledge or a negative pledge of the share capital of the respective borrower; and
●	for certain of our facilities, a first assignment of all earnings and insurances related to the ship owned by the respective borrower.

Our business is not subject to seasonal borrowing requirements.

Covenants and Events of Default

General

Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things:

●	incur additional indebtedness, create liens or provide guarantees;
●	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;
●	sell or otherwise dispose of assets, including a number of our ships;
●	engage in merger transactions;
●	terminate any charter;
●	amend our shipbuilding contracts;
●	change the manager of our ships;
●	undergo a change in ownership; or
●	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our credit facilities also impose specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

●	our net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	our total indebtedness divided by our total assets must not exceed 75.0%;
●	the aggregate amount of cash and cash equivalents and short-term cash deposits must be at least $75.0 million;
●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing twelve months’ basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalent and short-term cash deposits are at least $110.0 million;
●	being permitted to pay dividends subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
●	our market value adjusted net worth must at all times be not less than $350.0 million.

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

Our credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, our credit facilities contain covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the total facility amount in the case of the Sustainability Facility, 100% in the case of the 4xNB SLBs (following the vessels’ delivery), 100% in the case of the GasLog Hong Kong SLB and 110% in the case of the GasLog Houston SLB, of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make cancellations and/or prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Compliance with the financial covenants is required on a semi-annual basis and we were in compliance with the respective financial covenants as of December 31, 2023.

Sustainability Facility

On November 2, 2023, GasLog signed the Sustainability Facility. The Sustainability Facility has a five-year tenor and includes two one-year optional extensions at the discretion of the lenders upon the request of the borrower and bears interest at SOFR plus a margin which includes an adjustment based on certain key performance indicators. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN AMRO BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. The purpose of the facility was the refinancing of the existing facilities of the 23 vessels upon first drawdown and general working capital purposes for any subsequent utilization. As such, the amount of $2.1 billion was drawn on November 14, 2023 to prepay the existing facilities of the 23 vessels. The availability under the facility reduces in 20 equal quarterly installments of $45.3 million starting three months after signing and a balloon payment of $1.9 billion five years from signing. The Company can draw and repay any amount subject to certain conditions, up to the available amount under the facility at any point in time. On December 22, 2023, an additional amount of $129.5 million was drawn under the Sustainability Facility.

GasLog Hong Kong SLB

On October 21, 2020, GasLog’s subsidiary GAS-twenty five Ltd., entered into a sale and leaseback transaction with Sea 190 Leasing in order to refinance the outstanding indebtedness of the GasLog Hong Kong. The transaction comprises of $163.4 million which was raised on October 21, 2020, out of which $136.8 million was used to refinance the outstanding indebtedness of the GasLog Hong Kong. GAS-twenty five Ltd., has chartered back the vessel on a bareboat basis for up to twelve years and has re-purchase options on pre-agreed terms no earlier than the end of year one and no later than the end of year twelve of the bareboat charter. In March 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective July 21, 2023. The facility amortizes over 20 equal quarterly installments of $2.7 million beginning in January 2021, 27 equal quarterly installments of $1.4 million beginning in January 2026, with a final balloon amount of $71.4 million payable concurrently with the last installment in October 2032.

The bareboat charter is subject to our financial covenants and to our customary restrictions and events of default.

GasLog Houston SLB

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., entered into a sale and leaseback transaction with Hai Kuo Shipping in order to refinance the outstanding indebtedness of the GasLog Houston. The transaction comprises of $166.0 million which was raised on January 22, 2021, out of which $130.9 million was used to refinance the outstanding indebtedness of the GasLog Houston. GAS-twenty four Ltd. has chartered back the vessel on a bareboat basis for up to eight years and has obligation to re-purchase the vessels at the end of the bareboat charter. GAS-twenty four Ltd. has also re-purchase options on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. In July 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the CME Term SOFR rate as administered by CME Group CBA plus the applicable CAS, effective July 22, 2023. The facility amortizes over 31 equal quarterly installments of $2.1 million beginning in April 2021, with a final balloon amount of $101.6 million payable concurrently with the last installment in January 2029.

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

Under the terms of the NOK 2024 Bonds we are required to comply with the financial covenants listed below:

●	net working capital (excluding the current portion of long-term debt) must not be less than $0;
●	total indebtedness divided by total assets must not exceed 75.0%;
●	the aggregate amount of cash and cash equivalents and short-term cash deposits must be at least $75.0 million;
●	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing twelve months’ basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term cash deposits are at least $110.0 million; and
●	the Group’s market value adjusted net worth must at all times be not less than $350.0 million.

In addition, the terms of the NOK 2024 Bonds include a dividend restriction according to which we may not make distributions that in aggregate exceed during any calendar year $1.10/share. Notwithstanding the foregoing, GasLog may make any amount of distributions, so long as the Group’s cash and cash equivalents and short-term cash deposits exceed $150.0 million, provided that GasLog can demonstrate, by delivering a compliance certificate to the bond trustee, that no event of default is continuing or would result from such Distributions.

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

The 2029 Notes can be redeemed in whole or in part at any time subject to a pre-determined premium until year 4 and at par thereafter. If the Company’s historical or projected EBITDA to debt service ratio falls below a certain threshold during years 6 and 7, a percentage of the Company’s excess cash flow will be applied towards prepayment of the 2029 Notes. The Note Purchase Agreement requires that the Company comply with financial covenants that are identical to GasLog’s financial covenants as described in Note 13 of our audited consolidated financial statements included elsewhere in this annual report. Upon funding, the Purchasers will obtain a charge on the shares of GasLog Carriers held by the Company and a pledge on a designated bank account of GasLog Carriers.

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

In July 2023, GasLog proceeded with a partial prepayment of the 2029 Notes in the amount of $15.0 million and the amount outstanding as of December 31, 2023 is $300.0 million.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

As of December 31, 2023, our commitments for capital expenditures related primarily to four contracted LNG carriers on order were approximately $576.7 million. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery. These commitments will be funded from borrowings under the 4xNB SLB Facility, available cash and cash from operations.

To the extent that we are unable to fund the amounts committed from our cash available, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuildings and secondhand vessels, which could adversely impact our ability to pay dividends on our Preference Shares and materially adversely affect our results of operations and financial condition.

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

In March 2023, the Group completed the sale and leaseback of the GasLog Sydney, a TFDE LNG carrier built in 2013 and the GasLog Saratoga, a TFDE LNG carrier built in 2014, each with a wholly owned subsidiary of CDBL. The vessels were remeasured at the lower of their carrying amounts and fair values less costs to sell, resulting in the recognition of an impairment loss of $0.1 million and $6.1 million, respectively.

On July 17, 2023, GasLog’s subsidiary, GasLog Hellas-2 Special Maritime Enterprise, completed the sale of the GasLog Athens to an unrelated third party. The vessel was remeasured at the lower of its carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $9.3 million.

As of December 31, 2023, the Group concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our Vessels and Right-of-Use assets and (ii) their carrying value as of December 31, 2022 and December 31, 2023.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2022	2023
GasLog Savannah(3)	May 2010	155,000	$229,795	$155,484	$148,587
GasLog Singapore(3)	July 2010	155,000	241,396	167,683	160,574
GasLog Shanghai(2)	January 2013	155,000	189,233	64,730	46,108
GasLog Santiago(5)	March 2013	155,000	189,111	148,302	147,987
GasLog Sydney(2)	May 2013	155,000	195,429	155,140	62,640
GasLog Skagen(2)	July 2013	155,000	195,338	71,299	59,432
Alexandroupolis	June 2010	153,600	162,338	104,326	—
GasLog Seattle(5)	December 2013	155,000	201,198	152,125	151,539
Methane Rita Andrea(4)	April 2006	145,000	156,613	64,256	60,954
Methane Jane Elizabeth(4)	June 2006	145,000	156,613	65,408	62,187
GasLog Athens (ex Methane Lydon Volney)	August 2006	145,000	158,298	64,115	—
Methane Alison Victoria(4)	May 2007	145,000	156,610	64,992	61,641
Methane Heather Sally(2)	June 2007	145,000	156,599	28,428	17,075
Solaris(5)	June 2014	155,000	201,849	156,629	151,487
GasLog Saratoga(2)	December 2014	155,000	204,146	161,776	58,049
Methane Julia Louise(2)	April 2010	170,000	232,334	180,895	172,781
Methane Becki Anne(3)	September 2010	170,000	232,334	181,501	173,508
GasLog Salem(2)	April 2015	155,000	204,573	67,799	48,750
GasLog Greece(5)	March 2016	174,000	208,971	170,990	165,300
GasLog Glasgow(5)	June 2016	174,000	208,471	172,067	166,289
GasLog Geneva(5)	September 2016	174,000	203,867	169,312	163,782
GasLog Gibraltar(5)	October 2016	174,000	203,738	169,699	164,155
GasLog Houston(5)	January 2018	174,000	207,784	181,428	175,623
GasLog Genoa(5)	March 2018	174,000	219,436	189,983	186,908
GasLog Hong Kong(5)	March 2018	174,000	214,946	185,968	184,483
GasLog Gladstone(5)	March 2019	174,000	217,609	194,072	188,533
GasLog Warsaw(5)	July 2019	180,000	189,261	170,829	165,594
GasLog Windsor(5)	April 2020	180,000	191,096	175,821	170,395
GasLog Wales(5)	May 2020	180,000	186,216	171,512	166,249
GasLog Westminster(5)	July 2020	180,000	185,813	172,798	167,516
GasLog Georgetown(5)	November 2020	174,000	184,815	173,453	168,222
GasLog Galveston(5)	January 2021	174,000	184,459	173,689	168,405
GasLog Wellington(5)	June 2021	180,000	191,558	182,892	177,407
GasLog Winchester(5)	August 2021	180,000	191,791	184,172	178,725
Total			$6,810,237	$4,893,573	$4,340,885
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 6 and Note 7 to our consolidated financial statements included elsewhere in this annual report).
(2)	Indicates vessels which have been remeasured at the lower of their carrying amounts and fair values less costs to sell pursuant to sale or sale and leaseback agreements with third parties and are classified as Right-of-Use Assets in the statement of financial position. In the year ended December 31, 2023, an impairment loss of $0.1 million and $6.1 million was recognized with respect to the sale and leaseback of the GasLog Sydney and GasLog Saratoga, respectively. Each vessel sold and leased-back is recognized as a Right-of-Use Asset at an amount equal to the proportion of its previous carrying amount that reflects the right-of-use retained. No impairment indicators were identified with respect to such assets as of December 31, 2023.
(3)	Indicates our TFDE vessels for which, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value but no impairment indicators were identified for these vessels as described above. The aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $33.3 million as of December 31, 2023.
(4)	Indicates our Steam vessels for which, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value by $9.6 million as of December 31, 2023. For these vessels, an aggregate impairment loss of $97.8 million was recognized in the past ($56.8 million in 2019, $36.6 million in 2020 and $4.4 million in 2022). For these vessels, no impairment or impairment reversal indicators were identified, as described above.
(5)	Indicates vessels for which, as of December 31, 2023, the basic charter-free market value is higher than the vessel’s carrying value.

As of December 31, 2023, the Group did not recognize any impairment (other than related to the sale and sale and leasback transactions described above) or reversal of impairment for its owned and bareboat vessels.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: James C. Berner, Anthony S. Papadimitriou, Julian R. Metherell and Christian A.H. Synetos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	65	Chairman and Director
James C. Berner	54	Director
Julian R. Metherell	60	Director
Anthony S. Papadimitriou	68	Director
Eduard Ruijs(1)	51	Former Director
Christian A.H. Synetos(2)	39	Director
Paolo Enoizi	51	Chief Executive Officer
Achilleas Tasioulas	48	Chief Financial Officer
Konstantinos Karathanos	50	Chief Operating Officer
(1)	Mr. Eduard Ruijs resigned as director effective March 1, 2023.
(2)	Mr. Synetos was appointed as director effective March 1, 2023.

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

Julian R. Metherell has been a member of our board of directors since October 2011. Mr. Metherell is currently a director of MW&L Capital; he also sits on the board of a number of private companies including Wellsafe, Natural Capital Research and Global Mentor Group. Mr. Metherell was the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell was appointed to the board of directors and audit committee of GasLog Partners in August 2020. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

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

Achilleas Tasioulas has served as our Chief Financial Officer (“CFO”) and CFO of GasLog Partners since July 2020. He joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017 and Deputy CFO of GasLog in December 2019 and has over 15 years of experience in the shipping industry. During his years with GasLog he has been actively engaged in our growth and capital markets activity, as well as developing considerable experience in operations, corporate finance, treasury and risk management. Mr. Tasioulas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Mr. Tasioulas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. He is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York and a BSc in Economics from the University of Macedonia in Greece. Furthermore, he has completed executive education programs in Advance Corporate Finance in London Business School and Strategic Financial Leadership in Stanford University Graduate School of Business.

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

For 2023, our executive officers were Paolo Enoizi, Achilleas Tasioulas and Konstantinos Karathanos. Compensation for our executive officers in 2023 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to a) our Management Incentive Plan, or “MIP” and b) our Long-Term Incentive Plan, or “LTIP”.

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

The LTIP is a cash-based profit-sharing incentive award that is usually granted to critical positions within the Company, including our executive officers, as a retention and engagement tool, in accordance with terms and conditions as included in the plan agreements. On April 1, 2023, we granted our executive officers an aggregate of $2.1 million under the plan. The plan vests incrementally with one quarter vesting on each of the two anniversaries of the grant dates and one-half vesting on the third anniversary of the grant date, subject to the recipients’ continued service within each vesting period without performance conditions. In the event of early termination of service, any unvested portion will be treated in accordance with the plan rules. We generally determine during the March meeting of the board of the directors each year which individuals, if any, will be eligible to receive cash-based compensation awards under the plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards each year.

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2023 was $3.1 million.

We did not set aside or accrue any amounts in the year ended December 31, 2023 to provide pension, retirement or similar benefits to our directors or executive officers.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a nominating/corporate governance committee be established and (ii) the requirement of an annual performance evaluation of the compensation committee. We do not have a separate nominating/corporate governance committee. As a result of the NYSE exemptions, non-independent directors may, among other things, participate in resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Our board of directors meets regularly throughout the year. In 2023, the board met 7 times.

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

Safety and Sustainability Committee

Our safety and sustainability committee consists of Messrs. Livanos, Metherell, Ruijs (until his resignation in March 2023) and Synetos (from his appointment in March 2023), with Mr. Livanos serving as the committee chairman. The safety and sustainability committee is responsible for:

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

D. Employees

During 2023, we had an average of 149 full-time employees based in our offices in Piraeus, London and Singapore. In addition to our shore-based employees, we also employed (directly and through manning agents) approximately 2,019 seafaring staff serving on our owned and managed ships. As we grow, GasLog and its affiliates may expect to recruit a number of additional seafarers qualified to staff and operate our newbuildings, as well as a small number of shore-based personnel.

LNG marine transportation requires technically skilled officers and personnel with specialized training. Attracting and retaining engaged, resilient, well-qualified seagoing and shore-based personnel is a top priority, and we offer our people competitive compensation and training and development opportunities. Through our ESG strategy, we are constantly aiming to improve the diversity, equity and inclusion of our workforce and management team, granting access and engagement to a wide pool of talent. In addition, we provide intensive onboard training for our officers and crews to instill a culture focused on the highest operational and safety standards. As a result, we have historically enjoyed high retention rates. In 2023, our retention rate was 97.3% for senior seagoing officers, 95.5% for other seagoing officers and 92.6% for shore staff.

Although we have historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRU vessels, and for shore-based employees with experience of operating and managing LNG vessels, has been increasing as the global fleet of LNG vessels continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we expect that the impact of cost increases and increased competition would be mitigated to some extent by adjustments to the GasLog compensation and benefit structure and by certain provisions in some of our time charters, including automatic periodic adjustment and cost review provisions.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of February 29, 2024 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5.0% or more of our shares;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on 95,389,062 common shares outstanding as of February 29, 2024. Each issued and outstanding common share will entitle the shareholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Shares
Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Peter G. Livanos(1)	41,460,198	43.5%
James C. Berner	—	—
Julian R. Metherell	*	*
Anthony S. Papadimitriou	—	—
Christian A.H. Synetos	—	—
Paolo Enoizi	—	—
Achilleas Tasioulas	—	—
Konstantinos Karathanos	—	—
All directors and officers as a group
Other 5.0% beneficial owners
Alexander S. Onassis Foundation(2)	11,164,904	11.7%
BlackRock(3)	42,763,960	44.8%
(1)	By virtue of common shares held (a) directly, (b) indirectly through Blenheim Holdings, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos and (d) by several entities of which Mr. Livanos and/or members of his family are beneficiaries and for which Mr. Livanos serves as an officer and/or a board member. Mr. Livanos disclaims beneficial ownership of the shares held by the entities referenced in (d). Mr. Livanos can effectively control the Company through direct and indirect ownership interests.
(2)	By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. A portion of the shares were acquired from the Company in a private placement in January 2014. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Onassis Foundation, and as a result may be deemed to have indirect beneficial ownership of the shares.
(3)	By virtue of common shares held indirectly through its wholly owned subsidiary, GEPIF III Crown BidCo L.P. acquired on June 6, 2021.
*	Less than 1.0%.

B. Related Party Transactions

For a description of related party transactions, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

Relationship with GasLog Partners

GasLog Partners was formed by us in January 2014 to acquire, own and operate LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. In May 2014, the Partnership completed its initial public offering and its common units began trading on the NYSE.

Merger Agreement with GasLog Partners

On April 6, 2023, GasLog entered into the Merger Agreement with GasLog Partners, the general partner and the Merger Sub. Pursuant to the Merger Agreement with GasLog Partners, (i) Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog and (ii) GasLog acquired the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that was distributed to the Partnership’s unitholders in connection with the closing of the GasLog Partners Transaction. The remainder was paid by GasLog as merger consideration at the closing of the GasLog Partners Transaction. See “Item 4. Information of the Partnership - History and Development of the Partnership”.

Quarterly Cash Dividends

We are entitled to distributions on our general and limited partner interests in GasLog Partners. These interests consist of common units and general partner interests.

As holder of the general partner interest in GasLog Partners, we are entitled to all distributions made by GasLog Partners prior to its liquidation in accordance with its percentage interest (6.3% as of December 31, 2023). The general partner, our wholly owned subsidiary, has the right, but not the obligation, to contribute a proportionate amount of capital to GasLog Partners to maintain its general partner interest if the Partnership issues additional units.

We received total distributions from GasLog Partners of $146.1 million in 2023.

On July 13, 2023, the GasLog Partners Transaction closed. Pursuant to the Merger Agreement with GasLog Partners, GasLog acquired the outstanding common units of the Partnership not already beneficially owned by GasLog. See “Item 4. Information of the Partnership––A. History and Development of the Partnership”.

Omnibus Agreement

On May 12, 2014, we entered into an omnibus agreement with GasLog Partners and certain of its subsidiaries. On July 21, 2023, the omnibus agreement. was terminated. The omnibus agreement governed, among other things, (i) when and the extent to which the Partnership and GasLog might compete against each other, (ii) the time and value at which the Partnership might exercise the right to purchase certain offered vessels by GasLog, (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership.

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

Consulting Services Agreements

In December 2020, GasLog and GasLog Partners reached agreement with Ceres Shipping Enterprises S.A. (“Ceres Shipping Enterprises”), an entity controlled by the Livanos family, to pay a fee of $1.0 million to Ceres Shipping Enterprises in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing of all GasLog and GasLog Partners bank debt maturities due in 2021. The $1.0 million fee was paid 60% by GasLog and 40% by GasLog Partners.

In February 2021, GasLog agreed with Ceres Shipping Enterprises that if GasLog proceeded with the refinancing of the 8.875% Senior Notes due 2022, Ceres Shipping Enterprises would receive a fee equal to 10% of the total fees paid by the Company to investment banks in the refinancing process. The fee payable to Ceres Shipping Enterprises was in consideration of the provision of services provided by employees of Ceres Shipping Enterprises in support of the refinancing. The $0.5 million fee was paid in December 2021.

Merger Agreement with GEPIF

On February 22, 2021, we announced that GasLog had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that were not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share (the “Merger Consideration”).

GasLog announced on June 9, 2021, the completion of the GEPIF Transaction following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the GEPIF Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021).

Trading in GasLog’s common shares on the NYSE, was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade in the NYSE.

Pursuant to the Rolling Shareholders Agreement (the “Rollover Agreement”), following the consummation of the GEPIF Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, hold approximately 55.2% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 44.8%.

Shareholders’ Agreement

On June 9, 2021 following the consummation of the GEPIF Transaction, Blenheim Holdings, Blenheim Special, Olympic LNG and the Company entered into a Shareholders’ Agreement with respect to corporate governance and other matters of the Company and the Common Shares. The Shareholders’ Agreement details company board representation, board committees, quorum for board and committee meetings and how to manage conflicts of interest. In addition, the Shareholders’ Agreement covers restrictions on the transfer of common shares, rights of first offer and tag along rights, dividend policy, audit rights and tax matters. The Shareholders’ Agreement also lists matters that require the prior approval of the GEPIF and Blenheim Holdings. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

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

Preference Shares Dividend Requirements

Dividends on Preference Shares are payable quarterly on each of January 1, April 1, July 1 and October 1, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Preference Shares is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.18750 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Preference Shares on April 3, 2023, July 3, 2023, October 2, 2023, December 28, 2023 (in relation to the Partial Redemption) and January 2, 2024. Our Preference Shares dividend payment obligations impact our future liquidity needs.

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

Set out below is a table showing the dividends declared on our Preference Shares in 2019, 2020, 2021, 2022 and 2023.

	Year ended December 31,
	2019	2020	2021	2022	2023	Total

	(Expressed in millions of U.S. dollars)
Preference share dividend declared	$10.1	$10.1	$10.1	$10.1	$9.9	$50.3

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

Our Preference Shares have been trading on the NYSE under the symbol “GLOG PR A” since March 31, 2015.

ITEM 10.   ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of 500,000,000 shares, par value $0.01 per share. As of December 31, 2023, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 200,000 issued and outstanding Preference Shares.

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

(e)

Rollover Agreement dated February 21, 2021 among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders, and the Shareholders Agreement attached as Exhibit A thereto; please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement”.

(f)

Agreement and Plan of Merger, dated April 6, 2023, by and among GasLog Partners LP, GasLog Partners GP LLC, GasLog Ltd. and Saturn Merger Sub LLC; please see “Item 4. Information on the Partnership - A. History and Development of the Partnership”.

(g)

Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; ABN Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

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

We expect to qualify for the statutory tax exemption for the year of 2023 or for future years. For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below).

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

J. Annual Report to Security Holders

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate and foreign currency exchange risks. The Group makes use of derivative financial instruments such as derivative contracts to maintain the desired level of exposure arising from these risks.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. Further information on our exposure to market risk is included in Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Based on our evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

B.Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.Attestation Report of the Registered Public Accounting Firm

Following the delisting of our common shares from the NYSE in June 2021, an attestation report of our registered public accounting firm is not required.

D.Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16.B.   CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which is posted on our website and may be viewed at http://www.gaslogltd.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2023.

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

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2022.

The chart below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) for services performed in 2022 and 2023 and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2022	2023

	(Expressed in
	millions of
	U.S. Dollars)
Audit fees	$0.8	$0.8
Total fees	$0.8	$0.8

Audit Fees

Audit fees represent compensation for professional services rendered for (a) the audit of the consolidated financial statements of the Company and GasLog Partners and (b) the audit of the financial statements for its individual subsidiary companies, (c) fees for the review of the quarterly financial information, as well as (d) in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Tax Fees

No tax fees were billed by our principal accountant in 2022 and 2023.

Audit-Related Fees

No audit-related fees were billed by our principal accountant in 2022 and 2023.

All Other Fees

No other fees were billed by our principal accountant in 2022 and 2023.

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

ITEM 16.D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our preference shares by our affiliated purchasers for the period ended December 31, 2023.

Total
			Number of	Maximum
			Shares	Number of
			Purchased	Shares that
			as Part of	May Yet Be
	Total		Publicly	Purchased
	Number of	Average	Announced	Under the
	Shares	Price Paid	Plans or	Plans or
Period	Purchased	per Share ($)	Programs	Programs
May 2023(1)	45,061	$23.30	—	—
September 2023 (1)	28	$25.00	—	—
Total	45,089		—	—
(1)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions.

On December 28, 2023, GasLog completed the Partial Redemption held by shareholders of record as of November 27, 2023, pursuant to the Certificate of Designations. The redemption price of the Series A Preference Shares was $25.00 per share plus accrued and unpaid dividends in respect of the Series A Preference Shares up to, but not including, the redemption date of December 28, 2023. The Company funded the Partial Redemption with proceeds of borrowings under its existing Sustainability Facility. The Series A Preference Shares redeemed in connection with the Partial Redemption are no longer outstanding and all rights with respect to such stock have ceased and terminated. The Series A Preference Shares not redeemed in connection with the Partial Redemption remain issued and outstanding and subject to all the terms provided in the Certificate of Designations.

Before the Partial Redemption, on August 2, 2023, the board of directors of GasLog had approved a preference share repurchase programme of up to $35.0 million of Series A Preference Shares, effective immediately. Since the inception of the repurchase programme and prior to the Partial Redemption, GasLog had repurchased an aggregate of 58,319 of Series A Preference Shares at a weighted average price of $24.64 per preference share, for a total amount of $1.4 million, including commissions.

ITEM 16.F.   CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

None.

ITEM 16.G.   CORPORATE GOVERNANCE

Statement of Significant Differences Between Our Corporate Governance Practices and the NYSE Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection on our Preference Shares. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

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

ITEM 16.H.   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.K.    CYBERSECURITY

Risk Management and Strategy

GasLog’s business operations, including our onshore operations and vessel operations, rely on information and operational technology systems, which could be targeted by computer hackers and cyber terrorists. We rely on information systems for a significant part of our operations, including for the steering, navigation and propulsion systems of our vessels, communications and cargo management.

We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity incidents. Our processes for assessing, identifying and managing material risks from cybersecurity threats include:

•

cybersecurity processes designed in accordance with international standards guidelines including the National Institute of Standards and Technology (NIST) Core Framework, BS ISO/IEC 27001, BS ISO/IEC 27002, the Tanker Management Self-Assessment (TMSA) 13 Elements, BIMCO, IMO Guidelines and International Ship and Port Facility Security (ISPS) Code;

•	system protection mechanisms such as access procedures, antivirus programs, endpoint detection & response, maintaining a firewall and antispam, anti-phishing and email filtering processes;
•

implementation of internal policies and procedures, including an Information Security and Acceptable Use Policy, Information Security Management System Policy, Cyber Incident Response Procedures and Cyber Security Assessments on Policies and Procedures, to manage cybersecurity risk, implement incident reporting procedures and cybersecurity threat responses and regularly assess and monitor the Company’s cybersecurity measures;

•	internal audit procedures to assess personnel’s compliance with information security procedures and to test the condition of the Company’s technology infrastructure;
•	annual vulnerability assessment and penetration testing (“VATP”) on shore and on vessels to review our cybersecurity weaknesses, using either internal competencies or external firms;
•	a multi-vendor approach to reduce the risk of the compromise of a major cybersecurity vendor; and
•	regular comprehensive cybersecurity training for both ship and shore personnel.

We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with our use of suppliers, vendors, third-party service providers and IT support companies. These include the use of cybersecurity questionnaires, the performance of contract reviews to ensure IT-related compliance and the mitigation of identified information security risks and the sharing of our information security and acceptable use policy.

We use external cybersecurity experts in connection with cybersecurity threat detection and collection of cyber threat intelligence to help us conduct internal training such as unannounced cybersecurity drills and to assist with the management and post-incident analysis of incidents.

The Company has adopted the internal policies mentioned above to implement reporting procedures for any cybersecurity incident and a cybersecurity management framework to continuously monitor and access risk. These policies are developed and periodically reviewed by our IT steering committee. The processes outlined above have also been integrated into our overall risk management strategy.

For a description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—D. Risk Factors—Risks related to our Company—We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and adversely affect our results of operations,” which is incorporated by reference into this Item 16K.

Governance

The Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee receives quarterly updates about cybersecurity threats and processes from the CEO.

The key management body responsible for accessing and managing material risks from cybersecurity threats is our IT steering committee which is made up of the CEO, the COO, the CFO, the Head of Information, Communication and Technology (“ICT”) and the Business Process Innovation Manager. The IT steering committee periodically extends invitations to additional participants.

The IT steering committee receives information from the Head of ICT regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents logged by the ICT department, our Duty Officer and the Cybersecurity Incident Response Team (“CSIRT”). Our Cyber Security Officer (“CySO”) is responsible for researching, developing, implementing, testing and reviewing our information security to protect information and prevent unauthorized access. Our procedures provide that, to the extent any cybersecurity incident occurs, the Head of ICT or the CySO is the immediate contact. The CSIRT and IT steering committee then take follow-up actions including reporting the incident to relevant stakeholders, carrying out a post-incident review and updating key information, controls and processes. The CEO, who supervises the IT steering committee then reports to the Audit Committee, as discussed above, which assesses, with the support of the legal team, the materiality of incidents in the context of the Company’s reporting and disclosure obligations.

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-59 included herein by reference.

ITEM 19.   EXHIBITS

Exhibit No.	Description
1.1	Amended Memorandum of Association of GasLog Ltd.(3)
1.2	Bye-laws of GasLog Ltd.(3)
2.2	Description of Registered Securities.(4)
4.3

Appendix to the Private Agreement of Professional Hiring (English translation), dated December 1, 2010 and October 1, 2011, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.(1)

4.4	Form of Indemnification Agreement for the Company’s directors and certain officers(2)
4.5	Form of Restrictive Covenant Agreement(1)
4.6

Shareholders Agreement by and among GEPIF III Crown Bidco L.P., Blenheim Holdings, LTD, Blenheim Special Investments Holding LTD, Olympic LNG Investments LTD and GasLog LTD, dated as of June 9, 2021(3)*

4.7

Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; ABN Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”. *

8.1	List of Subsidiaries of GasLog Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Ltd.’s Chief Financial Officer
13.1	GasLog Ltd. Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Ltd. Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Ltd.’s Registration Statement on Form F-1 (File No. 333-179034), declared effective by the SEC on March 29, 2012, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on March 3, 2021, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 20-F (File No. 001-35466), filed with the SEC on March 9, 2022, and hereby incorporated by reference to such Report.
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

Dated: March 7, 2024

GASLOG LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

Critical audit matters are matters arising from the current - period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 7, 2024

We have served as the Company’s auditor since 2021.

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position

As of December 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2022	December 31, 2023
Assets
Non-current assets
Goodwill	3	9,511	9,511
Investment in associates	5	28,823	43,081
Deferred financing costs		8,778	8,095
Other non-current assets	10	2,092	4,010
Derivative financial instruments, non-current portion	26	13,225	418
Tangible fixed assets	6	4,514,663	3,912,762
Vessels under construction	6	210,099	265,575
Right-of-use assets	7	416,485	468,603
Total non-current assets		5,203,676	4,712,055
Current assets
Floating Storage Regasification Unit (“FSRU”) held for sale	6	—	269,687
Trade and other receivables	9	22,897	36,718
Dividends receivable and other amounts due from related parties	21	61	272
Derivative financial instruments, current portion	26	25,383	1,675
Inventories		8,483	9,066
Prepayments and other current assets		7,262	11,620
Short-term cash deposits	8	36,000	10,000
Cash and cash equivalents	8	368,286	221,371
Total current assets		468,372	560,409
Total assets		5,672,048	5,272,464
Equity and liabilities
Equity
Preference shares	11	46	2
Share capital	11	954	954
Contributed surplus	11	658,888	929,308
Reserves	12	16,464	15,236
Retained earnings		108,685	160,832
Equity attributable to owners of the Group		785,037	1,106,332
Non-controlling interests	4	936,741	280,067
Total equity		1,721,778	1,386,399
Current liabilities
Trade accounts payable		19,725	22,776
Ship management creditors	8,21	14	181
Amounts due to related parties	21	26	196
Derivative financial instruments, current portion	26	2,834	11,202
Other payables and accruals	14	166,932	409,291
Borrowings, current portion	13	294,977	107,917
Lease liabilities, current portion	7	48,548	70,979
Total current liabilities		533,056	622,542
Non-current liabilities
Derivative financial instruments, non-current portion	26	5,498	—
Borrowings, non-current portion	13	3,004,767	2,944,987
Lease liabilities, non-current portion	7	287,828	312,446
Other non-current liabilities	6	119,121	6,090
Total non-current liabilities		3,417,214	3,263,523
Total equity and liabilities		5,672,048	5,272,464

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2021	2022	2023
Revenues	18	809,577	915,625	918,031
Voyage expenses and commissions	16	(19,430)	(14,260)	(14,507)
Vessel operating and supervision costs	15	(166,432)	(170,591)	(162,790)
Depreciation	6,7	(202,953)	(228,639)	(238,711)
Impairment loss	6	(153,669)	(68,287)	(11,740)
Loss on disposal of non-current assets	6	(1,100)	(406)	(2,058)
General and administrative expenses	17	(43,313)	(35,007)	(34,934)
Profit from operations		222,680	398,435	453,291
Financial costs	19	(166,955)	(184,675)	(287,068)
Financial income	19	142	4,118	14,879
Gain on derivatives	26	22,680	74,807	13,011
Share of profit of associates	5	1,969	4,562	2,190
Total other expenses, net		(142,164)	(101,188)	(256,988)
Profit for the year		80,516	297,247	196,303
Attributable to:
Owners of the Group		67,663	207,450	128,845
Non-controlling interests		12,853	89,797	67,458
		80,516	297,247	196,303

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income or loss

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Note	2021	2022	2023
Profit for the year		80,516	297,247	196,303
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	26	(161)	384	(205)
Other comprehensive (loss)/income for the year		(161)	384	(205)
Total comprehensive income for the year		80,355	297,631	196,098
Attributable to:
Owners of the Group		67,502	207,834	128,640
Non-controlling interests		12,853	89,797	67,458
		80,355	297,631	196,098

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

						(Accumulated		Non -
	Share	Preference	Contributed		Treasury	deficit)/	Attributable	controlling
	capital	shares	surplus	Reserves	shares	retained	to owners of	interests
	(Note 11)	(Note 11)	(Note 11)	(Note 12)	(Note 11)	earnings	the Group	(Note 4)	Total
Balance as of January 1, 2021	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137
Net proceeds from GasLog Partners’ public offerings of common units (Note 4)	—	—	—	—	—	—	—	9,633	9,633
Repurchases of GasLog Partners’ preference units (Note 4)	—	—	—	—	—	—	—	(18,388)	(18,388)
Dividend declared (common and preference shares) (Note 12)	—	—	(67,286)	—	—	—	(67,286)	(31,236)	(98,522)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	3,351	—	—	3,351	—	3,351
Settlement of share-based compensation	—	—	—	(6,535)	1,340	—	(5,195)	—	(5,195)
Profit for the year	—	—	—	—	—	67,663	67,663	12,853	80,516
Other comprehensive loss for the year	—	—	—	(161)	—	—	(161)	—	(161)
Total comprehensive (loss)/income for the year	—	—	—	(161)	—	67,663	67,502	12,853	80,355
Balance as of December 31, 2021	954	46	692,536	15,322	—	(65,117)	643,741	924,630	1,568,371
Repurchases of GasLog Partners’ preference units (Note 4)	—	—	—	—	—	—	—	(49,244)	(49,244)
Dividend declared (common and preference shares) (Note 12)	—	—	(33,648)	—	—	(33,648)	(67,296)	(28,442)	(95,738)
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	758	—	—	758	—	758
Profit for the year	—	—	—	—	—	207,450	207,450	89,797	297,247
Other comprehensive income for the year	—	—	—	384	—	—	384	—	384
Total comprehensive income for the year	—	—	—	384	—	207,450	207,834	89,797	297,631
Balance as of December 31, 2022	954	46	658,888	16,464	—	108,685	785,037	936,741	1,721,778
Repurchases of GasLog's preference shares (Note 11)	—	(1)	(1,439)	—	—	—	(1,440)	—	(1,440)
Dividend declared (common and preference shares) (Notes 4 and 12)	—	—	—	—	—	(76,698)	(76,698)	(146,124)	(222,822)
Merger consideration, including fees (Notes 4 and 11)	—	—	(3,319)	—	—	—	(3,319)	(194,261)	(197,580)
Merger transaction - difference between net book value of acquired subsidiary and consideration paid (Note 11)	—	—	383,747	—	—	—	383,747	(383,747)	—
Share-based compensation, net of accrued dividend (Note 22)	—	—	—	463	—	—	463	—	463
Settlement of share-based compensation	—	—	—	(1,486)	—	—	(1,486)	—	(1,486)
Partial redemption of GasLog’s preference shares, net of fees (Note 11)	—	(43)	(108,569)	—	—	—	(108,612)	—	(108,612)
Profit for the year	—	—	—	—	—	128,845	128,845	67,458	196,303
Other comprehensive loss for the year	—	—	—	(205)	—	—	(205)	—	(205)
Total comprehensive (loss)/income for the year	—	—	—	(205)	—	128,845	128,640	67,458	196,098
Balance as of December 31, 2023	954	2	929,308	15,236	—	160,832	1,106,332	280,067	1,386,399

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2021	2022	2023
Cash flows from operating activities:
Profit for the year		80,516	297,247	196,303
Adjustments for:
Depreciation	6,7	202,953	228,639	238,711
Impairment loss	6	153,669	68,287	11,740
Loss on disposal of non-current assets	6	1,100	406	2,058
Share of profit of associates	5	(1,969)	(4,562)	(2,190)
Financial income	19	(142)	(4,118)	(14,879)
Financial costs	19	166,955	184,675	287,068
Gain on derivatives (excluding realized (loss)/gain on forward foreign exchange contracts held for trading)	26	(23,817)	(80,742)	(10,520)
Share-based compensation		3,448	760	1,357
		582,713	690,592	709,648
Movements in operating assets and liabilities:
Decrease/ (increase) in trade and other receivables including related parties, net		7,482	6,218	(13,545)
Decrease/ (increase) in prepayments and other assets		3,205	(2,454)	(4,358)
Increase in inventories		(762)	(156)	(583)
Decrease/ (increase) in other non-current assets		801	2,774	(1,918)
(Decrease)/increase in other non-current liabilities		(1,497)	651	(1,136)
Increase in accounts payable and other current liabilities		165	1,287	462
Net cash provided by operating activities		592,107	698,912	688,570
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(506,641)	(193,464)	(227,736)
Proceeds from sale and sale and leasebacks of tangible fixed assets, net	6,7	242,979	225,429	331,998
Proceeds from FSRU forthcoming sale	6	—	108,632	136,949
Other investments	5	(230)	(753)	(13,493)
Payments for right-of-use assets		—	(25)	(10,136)
Dividends received from associate	5,21	1,700	—	1,175
Purchase of short-term cash deposits		(2,500)	(61,000)	(117,144)
Maturity of short-term cash deposits		2,500	25,000	143,144
Financial income received		142	3,554	14,813
Net cash (used in)/provided by investing activities		(262,050)	107,373	259,570

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flows (Continued)

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Notes	2021	2022	2023
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	27	471,867	374,659	2,431,355
Loan and bond repayments	27	(592,463)	(729,849)	(2,676,420)
Principal elements of lease payments	7,27	(14,843)	(42,262)	(62,858)
Payment of loan and bond issuance costs, net		(13,058)	(5,188)	(40,756)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)		10,000	—	—
Payment of equity raising costs		(347)	(20)	—
Merger consideration – Transaction (including special distribution)		—	—	(316,234)
Proceeds from interest rate swaps termination	27	—	—	35,789
Interest paid		(172,772)	(164,499)	(252,917)
Loan/bond modification costs related to the 2021 Transaction (as defined in Note 1)		(15,718)	—	—
Payment of cash collaterals for swaps		(9,080)	—	—
Release of cash collaterals for swaps		31,557	990	—
Repurchase of GasLog’s and GasLog Partners’ preference shares/units		(18,388)	(49,244)	(1,440)
Partial redemption of GasLog’s preference shares, net of fees	11	—	—	(108,612)
Dividends paid (common and preference)		(91,499)	(105,277)	(104,059)
Net cash used in financing activities		(414,744)	(720,690)	(1,096,152)
Effects of exchange rate changes on cash and cash equivalents		(336)	445	1,097
(Decrease)/increase in cash and cash equivalents		(85,023)	86,040	(146,915)
Cash and cash equivalents, beginning of the year		367,269	282,246	368,286
Cash and cash equivalents, end of the year		282,246	368,286	221,371
Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the year		11,837	13,761	4,419
Capital expenditures included in liabilities at the end of the year – Right-of-use assets		169	106	1,698
Equity raising costs included in liabilities at the end of the year		20	—	—
Loan issuance costs included in liabilities at the end of the year	27	23	6,059	6,188
Dividend declared included in liabilities at the end of the year		9,539	—	109
Non-cash prepayment of lease payments	7	55,374	38,183	24,459
Imputed interest included in liabilities at the end of the year	6	—	3,294	12,329
Capitalized interest included in current liabilities at the end of the year	6,13	—	547	3,371

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Company” or “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries, lease asset companies, right-of-use asset companies and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

On February 21, 2021, GasLog entered into an agreement and plan of merger (the “2021 Merger Agreement”) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the “2021 Transaction”). On June 4, 2021, the special general meeting of shareholders (the “Special Meeting”) was held, and shareholders approved (i) the previously announced 2021 Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the 2021 Merger Agreement. Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”) was suspended and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“Preference Shares”) remain outstanding and continue to trade in the NYSE under the ticker symbol “GLOG PR A”.

Following the consummation of the 2021 Transaction on June 9, 2021, the Company, Blenheim Holdings Ltd., Blenheim Special Investments Holding Ltd. and Olympic LNG Investments Ltd. (collectively, the “Rolling Shareholders”) and GEPIF entered into a shareholders’ agreement with respect to the governance of the Company (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the board of directors of the Company were reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Company’s board of directors in accordance with the terms of the Shareholders’ Agreement. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

On January 24, 2023, the board of directors (the “Board”) extended to GasLog Partners LP (“GasLog Partners” or the “Partnership”) an unsolicited non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. On April 6, 2023, GasLog entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Partnership, GasLog Partners GP LLC, the general partner of the Partnership, and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub would merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog would acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that would be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person or by proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the Securities Exchange Commission (“SEC”)). The payment date for the Special Distribution was July 12, 2023. The Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

GasLog Partners is consolidated in the Group’s financial statements.

The Transaction consideration was financed by the Group’s cash and the borrowing of a term loan in an aggregate principal amount of $50,000 under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. As of December 31, 2023, the Group’s structure is as follows:

				Cargo
	Place of	Date of		Capacity Cubic
Name	Incorporation	Incorporation	Principal Activities	Meters (“cbm”)	Vessel	Delivery Date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Investment Holdings Ltd.	Bermuda	September 2016	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog-one Malta Ltd.	Malta	August 2022	Dormant	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Right-of-use asset company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Right-of-use asset company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Right-of-use asset company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	Alexandroupolis(1)	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Dormant	—	—	—
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Lease asset company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Right-of-use asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	GasLog Windsor	April 2020
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Westminster	July 2020
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Wales	May 2020
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	GasLog Georgetown	November 2020
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	GasLog Galveston	January 4, 2021
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	GasLog Wellington	June 15, 2021
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	GasLog Winchester	August 24, 2021
GAS-FFA Trading Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-FFA Partnership Trading Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty eight Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2532	Q3 2024(2)
GAS-thirty nine Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2533	Q3 2024(2)
GAS-forty Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2534	Q3 2025(2)
GAS-forty one Ltd.	Bermuda	December 2021	Vessel-owning company	174,000	Hull No. 2535	Q4 2025(2)
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw	July 2019
GasLog Hellas-2 Special Maritime Enterprise	Greece	August 2022	Dormant	—	—	—
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GasLog-two Malta Ltd.	Malta	August 2022	Dormant	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Right-of-use asset company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Dormant	—	—	—
GAS-twenty one Ltd.	Bermuda	April 2014	Right-of-use asset company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—

(1)In 2023, the GasLog Chelsea changed from the flag of Bermuda to the flag of Greece and was renamed to Alexandroupolis.

(2)	Expected quarter of delivery for newbuildings as of December 31, 2023, are presented.

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

On March 30, 2023, GasLog Partners and GasLog completed the sale and leaseback of the GasLog Sydney and the GasLog Saratoga, respectively, with a wholly-owned subsidiary of CDBL. The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation.

On July 17, 2023, GasLog completed the sale of the GasLog Athens (previously owned by GasLog Hellas-2 Special Maritime Enterprise) to an unrelated third party.

All entities in the Group have a December 31st year end. During 2023, the Group employed an average of 149 employees (2022: 152 and 2021: 159).

2. Material Accounting Policies

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

Going concern

In considering going concern management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2023, the Group’s current assets totaled $560,409, while current liabilities totaled $622,542, resulting in a negative working capital position of $62,133. Current liabilities include $88,323 relating to the NOK 2024 Bonds (as defined below) which mature in November 2024 (Note 13) and $66,414 of unearned revenue in relation to hires received in advance of December 31, 2023 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Management anticipates that our primary sources of funds over the next twelve months will be available cash, cash from operations,undrawn amounts under our existing facilities, future borrowings and future sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

The financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Group’s subsidiaries because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

On March 7, 2024, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

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

Leases

Lease income from operating leases of vessels where the Group is a lessor is recognized in the consolidated statement of profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under “Tangible fixed assets” or “Right-of-use assets”.

The Group is a lessee under vessel sale and leaseback arrangements and also leases various properties, vessel and office equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. On initial recognition, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), initially measured using the index or rate as at the commencement date, (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate, which is the Group’s current average borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of vessel or office equipment with value of less or equal to $5.

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

Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. Each component is accounted for in accordance with the applicable accounting standard. The revenue in relation to the lease component of the agreements is accounted for under IFRS 16 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e., the charterer) is simultaneously receiving and consuming the benefits of the service.

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

Interest expense, other borrowing costs and realized loss on cross currency swaps (“CCSs”) are recognized on an accrual basis.

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

Non-current assets held for sale

Non-current assets (such as vessels and FSRU) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, where the asset is available for immediate sale in its present condition and the sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets held for sale are presented separately from the other assets in the statement of financial position and are not depreciated or amortized while they are classified as held for sale.

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

Reimbursable capital expenditures

Costs eligible for capitalization that are contractually reimbursable by our charterers are recognized on a gross basis in the period incurred under “Vessels” or “Right-of-use assets”. Concurrently, an equal amount is deferred as a liability and amortized to the consolidated statement of profit or loss as revenue over the remaining tenure of the charter party agreement.

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

(iii)Share-based compensation

Share-based compensation to employees and executives are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 22.

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

If a grant of equity instruments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), (a) the Group shall account for the cancellation or settlement as an acceleration of vesting, and shall therefore recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period and (b) any payment made to the employee on the cancellation or settlement of the grant shall be accounted for as the repurchase of an equity interest, i.e., as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at the repurchase date. Any such excess shall be recognized as an expense.

(iv)Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the Group recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and which involve the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

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

Critical accounting judgments

In the process of applying the GasLog’s accounting policies as of December 31, 2022, management made several critical accounting judgments in preparing its discounted cashflow analysis, that had the most significant effect on the amounts recognized in the consolidated financial statements. As of December 31, 2023, limited judgements were made in assessing internal and external factors of impairment and reversal triggers that could have impacted the amounts recognized in the consolidated financial statements.

Key sources of estimation uncertainty

Impairment loss on vessels: The Group evaluates the carrying amounts of each of its vessels and vessels under construction to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any. With respect to vessels, their total carrying amount as of December 31, 2023, was $3,876,050 (December 31, 2022: $4,480,422). Recoverable amount is the higher of fair value less costs to sell and value in use. The Group’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

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

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Group’s steam turbine propulsion (“Steam”) vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Group could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Group to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, resulting in the company performing a discounted cash flow impairment analysis with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022.

As of December 31, 2023, the Group concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its owned and bareboat fleet.

Adoption of new and revised IFRS

(a)Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current year:

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023. These amendments did not have a material impact on the Group’s financial statements.

All other IFRS standards and amendments that became effective in the current year were not relevant to the Group or were not material with respect to the Group’s financial statements.

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

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. The objective of IFRS S1 and IFRS S2 is to require an entity to disclose information about its sustainability-related risks and opportunities and climate-related risks and opportunities, respectively, that is useful to users of general-purpose financial reports in making decisions relating to providing resources to the entity. IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S2 is also applied. IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S1 is also applied. Management anticipates that these standards will have a disclosure impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Group’s financial statements.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd”. As of December 31, 2023, the Group assessed the recoverable amount of goodwill and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on discounted future cash flows based on the financial budget approved by management for the year-ending December 31, 2024 and management forecasts until 2027.

The key assumptions used in the value-in-use calculations (2024 and beyond) are as follows:

(i)	Average inflation of 1.0% per annum based on historical data and performance;
(ii)	A pre-tax discount rate of 10.2% per annum based on cost of equity;

(iii)	Annual growth rate of 1.0%; and
(iv)	1 Euro (“EUR”) = USD 1.09 based on the 2024 budget.

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

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 Restricted Common Units (“RCUs”) and 2,992 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”).

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of incentive distribution rights (“IDRs”) in June 2019.

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

On April 3, 2023, GasLog Partners issued 108,894 common units in connection with the vesting of 92,805 RCUs and 16,089 PCUs under the GasLog Partners’ Plan.

On July 3, 2023, GasLog Partners issued 415,000 common units in connection with GasLog’s election to convert the fourth tranche of its Class B units issued upon the elimination of IDRs in June 2019.

Finally, under the Partnership’s preference unit repurchase programme established in 2021, renewed in 2022 and covering the period from March 11, 2021 to March 31, 2023, the preference units repurchased and cancelled as well as the amounts paid including commissions for the years ended December 31, 2021 and 2022 are presented in the following table, there were no preference units repurchased and cancelled for the year ended December 31, 2023:

		Amount paid including
Series	Number of units	commissions
Partnership’s Series B Preference Units	464,429	11,580
Partnership’s Series C Preference Units	269,549	6,808
Total for the year ended December 31, 2021	733,978	$18,388
Partnership’s Series A Preference Units	665,016	16,420
Partnership’s Series B Preference Units	639,189	16,080
Partnership’s Series C Preference Units	669,406	16,744
Total for the year ended December 31, 2022	1,973,611	$49,244

As further described in Note 1, on July 7, 2023, the Partnership’s common unitholders voted to approve the Transaction, with GasLog acquiring all of the outstanding common units of the Partnership not already beneficially owned by GasLog. The payment date for the Special Distribution was July 12, 2023, and the Transaction closed on July 13, 2023 at the Effective Time upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. Holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. Upon the completion of the Transaction, 36,175,157 common units and the remaining 830,000 Class B units were cancelled.

Dividends declared attributable to non-controlling interests included in the consolidated statement of changes in equity represent cash distributions to holders of common and preference units.

In the year ended December 31, 2023, the board of directors of the Partnership approved and declared cash distributions of $119,377 and of $26,747 for the common units and preference units, respectively, held by non-controlling interests.

Allocation of GasLog Partners’ (loss)/profit	2021	2022	2023
Partnership’s (loss)/profit attributable to:
Common unitholders	(23,486)	90,630	106,716
General partner	(482)	1,898	4,526
Preference unitholders	29,694	26,458	27,467
Total	5,726	118,986	138,709
Partnership’s (loss)/profit allocated to GasLog	(7,127)	29,189	71,251
Partnership’s profit allocated to non-controlling interests	12,853	89,797	67,458
Total	5,726	118,986	138,709

5. Investment in Associates and Joint Operations

The Group participates in the following associates:

		% of
		ownership
	Country of	interest		Nature of	Measurement
Name	incorporation	2022	2023	relationship	method	Principal activity
Egypt LNG Shipping Ltd.(1)	Bermuda	25%	25%	Associate	Equity method	Vessel-owning company
Gastrade(2)	Greece	20%	20%	Associate	Equity method	Service company
(1)	Egypt LNG Shipping Ltd. owns and operates a 145,000 cbm LNG vessel built in 2007.
(2)	Gastrade is a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure.

The changes in investment in associates are reported in the following table:

	Associates
	2022	2023
As of January 1,	23,508	28,823
Additions	753	13,493
Share of profit of associates	4,562	2,190
Dividend declared	—	(1,425)
As of December 31,	28,823	43,081

The additions of $13,493 relate mainly to capital contribution of $3,871 and subordinated loan of $9,047 for the investment in Gastrade. On February 9, 2017, the Group acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing an FSRU along with other fixed infrastructure. The Group, as well as being a shareholder, provides operations and maintenance (“ O&M”) services for the FSRU through an O&M agreement which was signed on February 23, 2018.

On April 3, 2023, the Company acquired a 33.3% shareholding in CLEOS SINGLE MEMBER PRIVATE COMPANY (“CLEOS”), a single member private company for the a) conduct of scientific research in the fields of energy, fuels and technology in general, b) provision of consulting services to its partners, c) commercial application of any technologies developed and d) development and implementation of innovative decarbonization technologies. The Company invested in CLEOS an amount of $248 in exchange for its 33.3% interest in CLEOS. The investment in CLEOS is classified as joint operations.

6. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

		Office
		property
		and other
		tangible	Total tangible	Vessels under
	Vessels	assets	fixed assets	construction
Cost
As of January 1, 2022	6,265,547	37,219	6,302,766	22,939
Additions	7,924	4,374	12,298	187,160
Disposals	(530,752)	—	(530,752)	—
Fully amortized fixed assets	(2,903)	(371)	(3,274)	—
As of December 31, 2022	5,739,816	41,222	5,781,038	210,099
Additions, net	17,584	3,223	20,807	221,234
Disposals	(574,399)	—	(574,399)	—
Transfer under Vessels under construction	(167,863)	—	(167,863)	103,929
Transfer under FSRU held for sale	—	—	—	(269,687)
Fully amortized fixed assets	(12,979)	(1,220)	(14,199)	—
As of December 31, 2023	5,002,159	43,225	5,045,384	265,575
Accumulated depreciation and impairment loss
As of January 1, 2022	1,293,264	6,673	1,299,937	—
Depreciation	167,481	679	168,160	—
Disposals	(266,735)	—	(266,735)	—
Impairment loss	68,287	—	68,287	—
Fully amortized fixed assets	(2,903)	(371)	(3,274)	—
As of December 31, 2022	1,259,394	6,981	1,266,375	—
Depreciation	143,984	752	144,736	—
Disposals	(215,884)	—	(215,884)	—
Transfer under Vessels under construction	(63,934)	—	(63,934)	—
Impairment loss	15,528	—	15,528	—
Fully amortized fixed assets	(12,979)	(1,220)	(14,199)	—
As of December 31, 2023	1,126,109	6,513	1,132,622	—
Net book value
As of December 31, 2022	4,480,422	34,241	4,514,663	210,099
As of December 31, 2023	3,876,050	36,712	3,912,762	265,575

Vessels with an aggregate carrying amount of $3,876,050 as of December 31, 2023 (December 31, 2022: $4,480,422) have been pledged as collateral under the terms of the Group’s credit facilities (Note 13).

On February 2, 2022, GasLog entered into an agreement for the sale of the GasLog Chelsea, a 153,600 cbm tri-fuel diesel electric propulsion (“TFDE”) LNG carrier built in 2010 to Gastrade for $265,086, payable in installments, following its conversion to an FSRU. The sale is expected to be completed in the first half of 2024. On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Seatrium O&G (Americas) Limited, formerly known as Keppel Shipyard Ltd. (“Seatrium”) to convert the GasLog Chelsea, into an FSRU in connection with the Final Investment Decision (“FID”) taken by Gastrade for the construction of a regasification terminal in Alexandroupolis. In 2023, the GasLog Chelsea changed from the flag of Bermuda to the flag of Greece and was renamed to Alexandroupolis. The proceeds from the sale of the GasLog Chelsea and specifically the amount of $245,581 (including $7,004 of extra proceeds due to variation orders) (December 31, 2022: $108,632, including $2,598 of extra proceeds due to variation orders) already received as of December 31, 2023 and the amount of $26,509 received in 2024 were considered as a significant financing component according to IFRS 15 Revenue from Contracts with Customers and were initially recognized under Other non-current liabilities. Consequently, the Group assessed the interest to be capitalized over time relating to the transaction, and the capitalized amount as of December 31, 2023 was $12,329 (December 31, 2022: $3,294) and was initially included in Vessels Under Construction and Other non-current liabilities. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of December 31, 2023. As a result, the carrying amount of the FSRU recorded in Vessels Under Construction was reclassified as “FSRU held for sale” (within current assets) and remeasured at the lower of its carrying amount and its fair value less costs to sell, resulting in no recognition of impairment loss and the proceeds and the imputed interest initially recorded under Other non-current liabilities were reclassified as “Other payables and accruals” (within current liabilities) (Note 14). During the year ended December 31, 2023, the Group recorded a credit against impairment loss of $3,788 in relation to the write-off of a cost included in Tangible Fixed Assets before the remeasurement of the GasLog Skagen and the recognition of an impairment loss of $9,534 on March 31, 2022.

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

On March 30, 2023, GAS-five Ltd. and GAS-nine Ltd. completed the sale and leaseback of the GasLog Sydney and the GasLog Saratoga, respectively, with a wholly-owned subsidiary of CDBL (Note 7). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met on that date and as a result, both vessels were initially remeasured at the lower of their carrying amount and fair value less costs to sell, resulting in the recognition of a non-cash impairment loss of $142 and $6,053 for GasLog Sydney and GasLog Saratoga, respectively. In addition, a loss on disposal of $660 and $649 was recorded in the consolidated statement of profit or loss for GasLog Sydney and GasLog Saratoga, respectively.

On January 17, 2023, GasLog Hellas-2 Special Maritime Enterprise, the vessel-owning entity of the GasLog Athens, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, and the sale was completed on July 17, 2023. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of January 31, 2023. As a result, the carrying amount of the GasLog Athens ($63,783) was remeasured at the lower of the carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $9,333 and was reclassified as “Vessel held for sale” (within current assets). During the year ended December 31, 2023, a loss of $749 arising from the sale of GasLog Athens was recorded in the consolidated statement of profit or loss.

As of December 31, 2023, the Group concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

Vessels under construction

As of December 31, 2023, GasLog has the following newbuildings on order at Hanwha Ocean Co. Ltd. (“Hanwha”), an affiliate of the Hanwha Group and formerly known as Daewoo Shipbuilding and Marine Engineering Co., Ltd.:

	Date of	Estimated	Cargo Capacity
LNG Carrier	agreement	delivery	(cbm)
Hull No. 2532	November 2021	Q3 2024	174,000
Hull No. 2533	November 2021	Q3 2024	174,000
Hull No. 2534	November 2021	Q3 2025	174,000
Hull No. 2535	November 2021	Q4 2025	174,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2023, the Group has paid to the shipyard $247,709 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery or achievement of other agreed milestones (Note 23(a)).

The vessels under construction costs as of December 31, 2022 and 2023 are comprised of:

	As of December 31,
	2022	2023
Progress shipyard installments	179,314	247,709
Onsite supervision costs	1,485	1,831
Critical spare parts, equipment and other vessel delivery expenses	29,300	16,035
Total	210,099	265,575

7. Leases

The Group recognises lease liabilities in relation to leases of various properties, vessel communication equipment and certain printers.

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

On March 30, 2023, GasLog Partner’s subsidiary, GAS-five Ltd., and GasLog’s subsidiary, GAS-nine Ltd. completed the sale and leaseback of the GasLog Sydney and the GasLog Saratoga, respectively, with a wholly-owned subsidiary of CDBL. The vessels were sold to CDBL for net proceeds of $278,297 and leased back under bareboat charters for a period of five years with no repurchase option or obligation. These sale and leasebacks meet the definition of a lease under IFRS 16 Leases, resulting in the recognition of right-of-use assets of $136,037 and corresponding lease liabilities of $111,578.

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Properties	Other	Total
As of January 1, 2022	356,555	1,640	4,823	17	363,035
Additions/(write-offs), net	114,271	896	(1,238)	—	113,929
Depreciation	(57,675)	(1,674)	(1,127)	(3)	(60,479)
As of December 31, 2022	413,151	862	2,458	14	416,485
Additions, net	143,561	2,398	134	—	146,093
Depreciation	(91,877)	(1,258)	(839)	(1)	(93,975)
As of December 31, 2023	464,835	2,002	1,753	13	468,603

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2022	2023
As of January 1,	302,850	336,376
Additions, net	75,788	109,907
Interest expense on leases (Note 19)	13,639	17,227
Payments	(55,901)	(80,085)
As of December 31,	336,376	383,425
Lease liabilities, current portion	48,548	70,979
Lease liabilities, non-current portion	287,828	312,446
Total	336,376	383,425

An amount of $320 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2023 ($337 for the year ended December 31, 2022), which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

An amount of $82 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2023 ($6 for the year ended December 31, 2022), which represents the lease expense incurred for short-term leases not included in the measurement of the right-of-use assets and lease liability.

An amount of $183,472 has been recognized in the consolidated statement of profit or loss for the year ended December 31, 2023 ($108,773 for the year ended December 31, 2022, $42,034 for the year ending December 31, 2021), which represents the revenue from subleasing right-of-use assets.

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As of December 31,
	2022	2023
Current accounts	146,611	114,193
Time deposits (with original maturities of three months or less)	220,986	106,639
Ship management client accounts	14	181
Restricted cash	675	358
Total	368,286	221,371

Restricted cash as of December 31, 2022 and 2023 represents cash provided for bank guarantees (Note 23).

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

As of December 31, 2023, an amount of $10,000 of time deposits with an original duration greater than three months was classified under short-term cash deposits ($36,000 for the year ended December 31, 2022).

9. Trade and Other Receivables

Trade and other receivables consist of the following:

	As of December 31,
	2022	2023
Trade receivables	3,207	6,957
VAT receivable	832	1,249
Accrued income	8,647	10,372
Insurance claims	1,444	5,117
Other receivables	8,767	13,023
Total	22,897	36,718

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

As of December 31, 2022 and 2023 no allowance for expected credit losses was recorded.

10. Other Non-Current Assets

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
Various guarantees	219	152
Other long-term assets	1,873	3,858
Total	2,092	4,010

11. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

On August 2, 2023, the board of directors of GasLog approved a preference share repurchase programme of up to $35,000 of GasLog’s Preference Shares, effective immediately. Under the terms of the preference repurchase programme, GasLog may repurchase GasLog’s Preference Shares from time to time, at GasLog’s discretion, on the open market, in privately negotiated transactions or through redemptions. Any repurchases are subject to market conditions, applicable law and conditions. GasLog is not obligated under the preference repurchase programme to repurchase any specific dollar amount or number of GasLog’s Preference Shares, and the preference repurchase programme may be modified, suspended or discontinued at any time or never utilized. In the year ended December 31, 2023, and since the inception of the repurchase programme but prior to the Partial Redemption (as defined below), GasLog has repurchased an aggregate of 58,319 of GasLog’s Preference Shares at a weighted average price of $24.64 per preference share. The total amount paid during the year ended December 31, 2023 for repurchases of GasLog’s Preference Shares was $1,440, including commissions.

On December 28, 2023, GasLog completed the redemption of 4,341,681 shares of its outstanding Preference Shares (the “Partial Redemption”) held by shareholders of record as of November 27, 2023, pursuant to the Certificate of Designations, dated as of March 30, 2015 (the “Certificate of Designations”). The redemption price of the Preference Shares was $25.00 per share plus accrued and unpaid dividends in respect of the Preference Shares up to, but not including, the redemption date of December 28, 2023.

The Preference Shares redeemed in connection with the Partial Redemption are no longer outstanding and all rights with respect to such stock have ceased and terminated. The Preference Shares not redeemed in connection with the Partial Redemption remain issued and outstanding and subject to all the terms provided in the Certificate of Designations.

The total amount paid including fees, during the year ended December 31, 2023 for the Partial Redemption of GasLog’s Preference Shares was $108,612.

As of December 31, 2023, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 200,000 Preference Shares issued and outstanding (December 31, 2022: 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 Preference Shares issued and outstanding, December 31, 2021: 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 Preference Shares issued and outstanding). The movements in the number of shares, the share capital, the Preference Shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
		Number of	Number of
	Number of	treasury	preference	Share	Preference	Contributed	Treasury
	common shares	shares	shares	capital	shares	surplus	shares
Outstanding as of January 1, 2021	95,176,443	216,683	4,600,000	954	46	759,822	(1,340)
Treasury shares distributed for awards vested or exercised in the year	212,619	(212,619)	—	—	—	—	1,314
Treasury shares cancelled	—	(4,064)	—	—	—	—	26
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(67,286)	—
Outstanding as of December 31, 2021	95,389,062	—	4,600,000	954	46	692,536	—
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(33,648)	—
Outstanding as of December 31, 2022	95,389,062	—	4,600,000	954	46	658,888	—
Partial redemption of GasLog’s preference shares, net of fees	—	—	(4,341,681)	—	(43)	(108,569)	—
Merger transaction- difference between net book value of acquired subsidiary and consideration paid	—	—	—	—	—	383,747	—
Repurchases of GasLog’s preference shares	—	—	(58,319)	—	(1)	(1,439)	—
Merger consideration fees	—	—	—	—	—	(3,319)	—
Outstanding as of December 31, 2023	95,389,062	—	200,000	954	2	929,308	—

The treasury shares acquired by GasLog in 2014, 2018, 2019 and 2020 in relation to the settlement of share-based compensation awards were cancelled in 2021.

12. Reserves

The movements in reserves are reported in the following table:

			Share-based
		Employee	compensation	Total
	Hedging	benefits	reserve	reserves
Balance as of January 1, 2021	(3,822)	(99)	22,588	18,667
Effective portion of changes in fair value of cash flow hedges	(161)	—	—	(161)
Share-based compensation, net of accrued dividend	—	—	3,351	3,351
Settlement of share-based compensation	—	—	(6,535)	(6,535)
Balance as of December 31, 2021	(3,983)	(99)	19,404	15,322
Effective portion of changes in fair value of cash flow hedges	384	—	—	384
Share-based compensation, net of accrued dividend	—	—	758	758
Balance as of December 31, 2022	(3,599)	(99)	20,162	16,464
Effective portion of changes in fair value of cash flow hedges	(205)	—	—	(205)
Share-based compensation, net of accrued dividend	—	—	463	463
Settlement of share-based compensation	—	—	(1,486)	(1,486)
Balance as of December 31, 2023	(3,804)	(99)	19,139	15,236

Dividend distributions

GasLog’s dividend distributions for the years ended December 31, 2021, 2022 and 2023 are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 21, 2021	Common	$0.05	March 11, 2021	4,759
March 11, 2021	Preference	$0.546875	March 31, 2021	2,516
May 5, 2021	Common	$0.05	May 26, 2021	4,769
May 13, 2021	Preference	$0.546875	June 30, 2021	2,516
August 4, 2021	Common	$0.15	August 11, 2021	14,308
September 16, 2021	Preference	$0.546875	October 1, 2021	2,516
September 30, 2021	Common	$0.10	October 1, 2021	9,539
November 15, 2021	Preference	$0.546875	December 31, 2021	2,516
November 15, 2021	Common	$0.15	November 18, 2021	14,308
November 15, 2021	Common	$0.10	February 28, 2022	9,539
Total				67,286
February 23, 2022	Common	$0.15	March 1, 2022	14,308
March 9, 2022	Preference	$0.546875	April 1, 2022	2,516
May 10, 2022	Common	$0.15	May 12, 2022	14,308
May 10, 2022	Preference	$0.546875	July 1, 2022	2,516
August 3, 2022	Common	$0.15	August 5, 2022	14,308
August 3, 2022	Preference	$0.546875	October 4, 2022	2,516
November 9, 2022	Common	$0.15	November 10, 2022	14,308
November 29, 2022	Preference	$0.546875	December 30, 2022	2,516
Total				67,296
February 22, 2023	Common	$0.15	February 24, 2023	14,308
March 1, 2023	Preference	$0.546875	April 3, 2023	2,516
May 10, 2023	Common	$0.15	May 12, 2023	14,308
May 10, 2023	Preference	$0.546875	July 3, 2023	2,516
August 2, 2023	Common	$0.15	August 4, 2023	14,308
August 2, 2023	Preference	$0.546875	October 2, 2023	2,490
November 15, 2023	Common	$0.15	November 16, 2023	14,308
November 15, 2023	Common	$0.10	December 8, 2023	9,540
November 15, 2023(1)	Preference	$0.528646	December 28, 2023	2,295
November 15, 2023	Preference	$0.546875	January 2, 2024	109
Total				76,698
(1)

Reflects dividends in respect of the Preference Shares that had accrued up to, but not including, December 28, 2023 and that were paid to holders of the Preference Shares that were redeemed in connection with the Partial Redemption.

13. Borrowings

An analysis of the borrowings is as follows:

	As of December 31,
	2022	2023
Amounts due within one year	305,975	108,985
Less: unamortized deferred loan/bond issuance costs	(10,998)	(1,068)
Borrowings, current portion	294,977	107,917
Amounts due after one year	3,047,916	2,997,216
Less: unamortized discount	(2,100)	(1,678)
Less: unamortized deferred loan/bond issuance costs	(41,049)	(50,551)
Borrowings, non-current portion	3,004,767	2,944,987
Total	3,299,744	3,052,904

Loans

Terminated Facilities:

(a) Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc (“HSBC”), ING Bank N.V. (“ING”), London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank loan (October 2015 Facility, as defined below)

On October 16, 2015, GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into a debt financing agreement with 14 international banks (“October 2015 Facility”) for $1,311,356 to partially finance the delivery of the eight newbuildings delivered in 2016, 2018 and 2019. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility. Amounts drawn bore interest at USD London Interbank Offered Rate (“LIBOR”) plus a margin.

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

The aggregate balance outstanding under the loan facility as of December 31, 2022 was $598,313.

In June 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded Secured Overnight Financing Rate (“SOFR”) rate as administered by Federal Reserve Bank of New York plus the applicable Credit Adjustment Spread (“CAS”), effective immediately from and including the interest period beginning after June 30, 2023. Additionally, in June 2023, HSBC Bank plc transferred to ING Bank N.V., London Branch via transfer certificate its commitments, rights and obligations under the October 2015 Facility.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balances of GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-twenty two Ltd. and GAS-twenty three Ltd. under the October 2015 Facility totaling $534,742 were fully repaid. The October 2015 Facility was terminated and the respective unamortized loan fees of $8,822 written-off to the consolidated statement of profit or loss.

(b) Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch (2019 GasLog Partners Facility, as defined below)

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial I Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a five - year credit facility of up to $450,000 (the “2019 GasLog Partners Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility were the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. The credit facility bore interest at LIBOR plus a margin.

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $604 written-off to the consolidated statement of profit or loss.

The aggregate balance outstanding as of December 31, 2022 was $250,320, with no amount available to be redrawn as of December 31, 2022.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd., in the amount of $87,780 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss.

In February 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective August 21, 2023.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balances of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. under the 2019 GasLog Partners Facility totaling $148,194 were fully repaid. The 2019 GasLog Partners Facility was terminated and the respective unamortized loan fees of $157 written-off to the consolidated statement of profit or loss.

(c) ABN AMRO BANK N.V. (“ABN”) and Oversea-Chinese Banking Corporation Limited (“OCBC”) (GasLog Warsaw Facility, as defined below)

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a seven - year loan agreement with ABN AMRO BANK N.V. and OCBC, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the “GasLog Warsaw Facility”). The agreement provided for a single tranche of $129,500. The loan bore interest at LIBOR plus a margin.

The balance outstanding as of December 31, 2022 was $108,456.

In May 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective July 25, 2023.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balance of GasLog Hellas-1 Special Maritime Enterprise totaling $101,981 under the GasLog Warsaw Facility was fully repaid. The GasLog Warsaw Facility was terminated and the respective unamortized loan fees of $645 written-off to the consolidated statement of profit or loss.

(d) Citibank, N.A., London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ) (“SEB”), The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Seoul Branch, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale, Standard Chartered Bank (“SCB”), The Korea Development Bank and KB Kookmin Bank (7xNB Facility, as defined below)

On December 12, 2019, GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. entered into a loan agreement (the “7xNB Facility”) with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA (“DNB”), London Branch acting as agents on behalf of the other finance parties. The financing was backed by KEXIM and K-Sure, who were either directly lending or providing cover for over 60% of the facility. The agreement of up to $1,052,791 partially financed the delivery of seven newbuildings delivered in 2020 and 2021. The loan agreement provided for four tranches of $176,547, $174,787, $356,671 and $344,786. The facility was also sub-divided into seven loans, one loan per newbuilding vessel, provided for each of the vessels on a pro rata basis under each of the four tranches. Amounts drawn bore interest at LIBOR plus a margin.

On June 11, 2021 and on August 20, 2021, $152,955 and $152,955, respectively, was drawn down with respect to the deliveries of the GasLog Wellington and the GasLog Winchester.

The aggregate balance outstanding under the loan facility as of December 31, 2022 was $939,188.

In June 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective immediately from and including the interest period beginning after June 30, 2023.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balances of GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd. and GAS-thirty five Ltd. under the 7xNB Facility totaling $892,759 were fully repaid. The 7xNB Facility was terminated and the respective unamortized loan fees of $16,506 written-off to the consolidated statement of profit or loss.

(e) BNP Paribas, Credit Suisse AG and Alpha Bank S.A. (GasLog Partners $260.3M Facility, as defined below)

On July 16, 2020, GasLog Partners entered into a five – year credit agreement of $260,331 (the “GasLog Partners $260.3M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels, the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. Interest on the facility was payable at a rate of LIBOR plus a margin.

On September 14, 2022, the outstanding indebtedness of GAS-twenty Ltd. in the amount of $32,154 was prepaid pursuant to the sale of the Methane Shirley Elisabeth (refer to Note 6). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $294 written-off on the consolidated statement of profit or loss.

The aggregate balance outstanding as of December 31, 2022 was $193,790.

In June 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective July 21, 2023.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balances of GAS-seven Ltd. and GAS-eight Ltd. under the GasLog Partners $260.3M Facility totaling $181,419 were fully repaid. The GasLog Partners $260.3M Facility was terminated and the respective unamortized loan fees of $985 written-off to the consolidated statement of profit or loss.

(f) DNB Bank ASA, London Branch, and ING Bank N.V., London Branch (GasLog Partners $193.7M Facility, as defined below)

On July 16, 2020, GasLog Partners entered into a five – year credit agreement of $193,713 (the “GasLog Partners $193.7M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender (together, the “Lenders”), with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels, the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. Interest on the facility was payable at a rate of LIBOR plus a margin.

In July 2022, pursuant to a “margin reset clause” included in the GasLog Partners $193.7M Facility, which required the Lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. (together, the “Borrowers”) to renegotiate the facility’s margin, the Borrowers and Lenders agreed the margin would remain unchanged and the facility would be transitioned from the six-month LIBOR to the three-month Chicago Mercantile Exchange (“CME”) Term SOFR Reference Rates as administered by CME Group Benchmark Administration Limited (“CBA”), effective July 21, 2022.

On October 31, 2022, the outstanding indebtedness of GAS-twenty one Ltd. in the amount of $32,939 was prepaid pursuant to the sale and leaseback agreement entered into with an unrelated third party (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $360 written-off on the consolidated statement of profit or loss.

The aggregate balance outstanding as of December 31, 2022 was $126,378.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balances of GAS-nineteen Ltd. and GAS-twenty seven Ltd. under the GasLog Partners $193.7M Facility totaling $113,886 were fully repaid. The GasLog Partners $193.7M Facility was terminated and the respective unamortized loan fees of $805 written - off to the consolidated statement of profit or loss.

(g) ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge, HSBC Bank plc, Credit Agricole Corporate and Investment Bank, Unicredit Bank AG and National Bank of Australia Limited (GasLog $576.9M Facility, as defined below)

On July 16, 2020 GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. entered into a credit agreement of $576,888 (the “GasLog $576.9M Facility”) with ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acting as global co-ordinators and bookrunners, while HSBC Bank plc acting as mandated lead arranger; Credit Agricole Corporate and Investment Bank acting as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acting as arrangers, each of those being an original lender. The credit agreement was entered to refinance the existing indebtedness due in 2021 of six of the Group’s vessels, the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprised of a $494,475 Term Loan Facility and a $82,413 revolving loan facility which matured in June 2025. The facility bore interest at LIBOR plus a margin.

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

In October 2022, a supplemental agreement was entered into, which among other things, provided for the addition of GasLog Hellas-2 Special Maritime Enterprise as a new borrower, the change of flag and name of the Methane Lydon Volney and the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective October 6, 2022.

The aggregate balance outstanding under the term and revolving loan facility as of December 31, 2022 was $245,990 and $50,215, respectively with no amount available to be redrawn under the revolving loan facility as of December 31, 2022.

In March 2023, the outstanding indebtedness of GasLog Hellas-2 Special Maritime Enterprise was reduced by an amount of $2,500 which was prepaid in accordance with the terms of the credit agreement.

On March 30, 2023, the outstanding indebtedness of GAS-nine Ltd. in amounts of $78,553 and $15,556 outstanding under the term and revolving loan facility, respectively, was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $786 written-off on the consolidated statement of profit or loss.

On July 17, 2023, the outstanding indebtedness of GasLog Hellas-2 Special Maritime Enterprise in amounts of $24,668 and $6,138 outstanding under the term and revolving loan facility, respectively, was prepaid pursuant to the sale of the GasLog Athens (refer to Note 6). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $290 written-off on the consolidated statement of profit or loss.

On November 14, 2023, pursuant to the Sustainability Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to (d) in the Existing Facilities section), the outstanding balances of GAS-one Ltd. and GAS-two Ltd. under the GasLog $576.9M Facility totaling $150,461 were fully repaid. The GasLog $576.9M Facility was terminated and the respective unamortized loan fees of $954 written-off to the consolidated statement of profit or loss.

(h) National Bank of Greece S.A. (“NBG”) (GasLog Chelsea $96.8M Facility, as defined below)

On July 30, 2020, GasLog entered into a five – year credit agreement of $96,815 (the “GasLog Chelsea $96.8M Facility”) with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the Alexandroupolis (formerly GasLog Chelsea). National Bank of Greece S.A. was acting as the sole original lender. The loan bore interest at LIBOR plus a margin.

The balance outstanding as of December 31, 2022 was $79,790.

On February 7, 2023, GasLog prepaid an amount of $77,899 with respect to the associated debt of the Alexandroupolis (formerly GasLog Chelsea) pursuant to the commencement of the conversion of the vessel to an FSRU, using the additional proceeds of $92,780 received from Gastrade at the same date. GasLog has agreed to sell the vessel following its conversion to an FSRU. The GasLog Chelsea $96.8M Facility was terminated and the respective unamortized loan fees of $661 written-off to the consolidated statement of profit or loss.

Existing Facilities:

(a) Sea 190 Leasing (GasLog Hong Kong SLB, as defined below)

On October 21, 2020, GasLog refinanced through a sale-and-leaseback transaction the GasLog Hong Kong, a 174,000 cbm LNG carrier with low pressure dual fuel two-stroke engine (“X-DF”) propulsion built in 2018. GAS-twenty five Ltd. (“G25”) sold the vessel to Sea 190 Leasing (the “GasLog Hong Kong SLB”), raising $163,406 and leased it back under a bareboat charter for a period of 12 years. At the end of the period, G25 has the option to buy the vessel for $70,000 otherwise a premium of $30,000 will be payable. G25 can also buy back the vessel at any time by paying the capital outstanding and a prepayment fee where applicable. The amount drawn was used to refinance the outstanding indebtedness of G25, in the amount of $136,776. The amount drawn on October 21, 2020, is repayable in 48 quarterly installments, the first 20 installments amount to $2,670 each and the following 28 installments amount to $1,429 each, and a final balloon payment of $70,000 payable concurrently with the last quarterly installment in October 2032. Interest on the outstanding capital of the bareboat charter is payable at a rate of LIBOR plus a margin. G25 has the option to repurchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability.

In March 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective July 21, 2023. The balance outstanding as of December 31, 2023 is $131,362 (December 31, 2022: $142,044).

(b) Hai Kuo Shipping (GasLog Houston SLB, as defined below)

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

In July 2023, a supplemental agreement was entered into, which provided for the transition of the rate of interest on the facility to a risk - free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the CME Term SOFR rate as administered by CME Group CBA plus the applicable CAS, effective July 22, 2023. The balance outstanding as of December 31, 2023 is $143,139 (December 31, 2022: $151,437).

(c) CMB Financial Leasing Co., Ltd. (“CMBFL”) (4xNB SLBs, as defined below)

On July 6, 2022, each of GAS-thirty eight Ltd., GAS-thirty nine Ltd., GAS-forty Ltd. and GAS-forty one Ltd. entered into sale and leaseback agreements (the “4xNB SLBs”) with wholly owned subsidiaries of CMBFL that provide for the financing of each LNG carrier on order at Hanwha. The Group will sell the aforementioned newbuildings for a total amount of up to $762,604, raising 92.5% of the newbuilding contract price in form of pre- and post- delivery financing and will lease the newbuildings back for a period of ten years (under a 20-year profile) from each delivery date. GasLog has the option to repurchase the vessels no earlier than the third anniversary of each delivery date and as a result, under IFRS 15 the transaction does not qualify as a sale and leaseback. The Company recognized the respective advance shipyard installment payments on its balance sheet under Vessels under construction and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The interest on the outstanding capital is calculated on a daily compounded SOFR plus a margin. All criteria outlined by IAS 23 Borrowing Costs were deemed to have been met upon the initial installment drawdown and as a result such borrowing costs incurred or to be incurred up to the delivery of the vessels qualify for capitalization under Vessels under construction. As of December 31, 2023, $11,397 of capitalized interest was classified under Vessels under construction in the statement of financial position (December 31, 2022: $776).

On July 15, 2022, the amount of $20,611 was drawn under these agreements to partially finance installments already paid by the Company to the shipyard. All future installments (including the delivery installment) will be financed by CMBFL. On November 30, 2022, the amount of $41,411 was drawn down to finance shipyard installments. During the year ended December 31, 2023, the Group drew down the amount of $123,855 to finance shipyard installments relating to the vessels under construction (Note 6). The delivery installment is subject to a fair market value test. As of December 31, 2023, the aggregate balance outstanding is $185,877 (December 31, 2022: $62,022), with $576,727 available to be drawn.

As of December 31, 2023, commitment, underwriting and legal fees of $8,095 for obtaining the undrawn portion of the financing were classified under Deferred financing costs in the statement of financial position and will be netted off debt on the respective drawdown dates (December 31, 2022: $8,764).

(d) $2.8 billion Five-year Sustainability-linked Senior Secured Reducing Revolving Credit Facility (Sustainability Facility as defined below)

On November 2, 2023, GasLog, signed a new Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2,800,000 (the “Sustainability Facility”). This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Sustainability Facility pricing. The Sustainability Facility refinanced the outstanding debt of $2,123,443 secured by 23 LNG carriers across both GasLog and GasLog Partners, following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. The 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels) securing the Sustainability Facility are comprised of ten X-DF LNG carriers, ten TFDE LNG carriers and three Steam LNG carriers. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Sustainability Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN AMRO BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2,128,000 and $672,000 remaining available as of that date, for general corporate purposes.

The Sustainability Facility has a five-year tenor, includes two one-year extension options and can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $45,319, with a final balloon amount of up to $1,893,620, together with the last quarterly reduction in November 2028. The credit facility bears interest at a daily compounded SOFR plus a margin.

On December 22, 2023 an additional amount of $129,500 was drawn under this facility.

During the year ended December 31, 2023, all fees of $41,157 for obtaining the financing were netted off the debt on the drawdown date. Commitment fees on the undrawn portion of the financing amounted to $1,203 for the period from the facility signing date to December 31, 2023 and were classified under Finance costs in the consolidated statement of profit or loss.

As of December 31, 2023, the balance outstanding is $2,257,500, with $542,500 available to be drawn.

Securities covenants and guarantees

The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge or negative pledge of the share capital of the respective borrower and a first priority assignment of earnings and insurance related to the vessels, including charter revenue, management revenue, any insurance and requisition compensation and pre-delivery assignments of the shipbuilding contracts and the refund guarantees in the case of the 4xNB SLBs. Obligations under the Sustainability Facility are guaranteed by the 23 vessel owning companies securing the Sustainability Facility, GasLog Carriers, the Partnership and GasLog Partners Holdings LLC. Charters under the GasLog Hong Kong SLB, the GasLog Houston SLB and the 4xNB SLBs are guaranteed by GasLog. The Company’s existing facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the total facility amount in the case of the Sustainability Facility, 100% in the case of the 4xNB SLBs (following the vessels’ delivery), 100% in the case of the GasLog Hong Kong SLB and 110% in the case of the GasLog Houston SLB. The Group was in compliance with the required minimum security coverage as of December 31, 2023. In addition, under the GasLog Hong Kong SLB, the respective lease asset entity is required to maintain at all times minimum liquidity equivalent of the next hire payment or $5,500 as of December 31, 2023 and was in compliance as of December 31, 2023.

Bonds

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

On November 27, 2019, GasLog completed the issuance of Norwegian Kroner (“NOK”) 900,000 (equivalent to $98,550) of new senior unsecured bonds (the “NOK 2024 Bonds”) in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and bear interest at three-month Norwegian Interbank Offered Rate (“NIBOR”) plus margin. Interest payments are made in arrears on a quarterly basis. GasLog may redeem the NOK 2024 Bonds in whole or in part as from May 2024 at 101% of par plus accrued interests on the redeemed amount.

The carrying amount under the NOK 2024 Bonds, net of unamortized financing costs and unamortized premium, as of December 31, 2023 was $87,973 (December 31, 2022: $90,241) while their fair value was $91,021 based on a USD/NOK exchange rate of 0.0981 as of December 31, 2023 (December 31, 2022: $93,414, based on a USD/NOK exchange rate of 0.1011).

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

The 2029 Notes were issued at 99.25% of face value and bear a fixed interest rate of 7.75%. The Purchasers received an upfront fee of 0.75% on signing and received a ticking fee of 1.5% from signing until drawing. Under certain conditions, the Company may elect to pay interest in kind up to three times, with the interest rate increasing to 9.75% for the applicable quarter. During the year ended December 31, 2023, the Group prepaid $15,000 in accordance with the prepayment terms under the 2029 Notes. The carrying amount under the 2029 Notes, net of unamortized financing costs and discount as of December 31, 2023, was $292,648 (December 31, 2022: $306,432).

The 2029 Notes can be redeemed in whole or in part at any time subject to a pre-determined premium until year 4 and at par thereafter. If the Company’s historical or projected EBITDA to debt service ratio falls below a certain threshold during years 6 and 7, a percentage of the Company’s excess cash flow will be applied towards prepayment of the 2029 Notes. Upon funding, the Purchasers have obtained a charge on the shares of GasLog Carriers held by the Company and a pledge on a designated bank account of GasLog Carriers.

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

Financial covenants

The Group is subject to specified financial covenants on a consolidated basis. These financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the aggregate amount of cash and cash equivalents and short-term cash deposits must be at least $75,000;
(iv)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve-months’ basis must be not less than 1.10:1 provided that such covenant is not applicable as long as cash and cash equivalent and short-term cash deposits are not less than $110,000;
(v)	the market value adjusted net worth of GasLog must at all times be not less than $350,000; and
(vi)	GasLog is permitted to pay dividends or make distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

The credit facilities also impose certain restrictions relating to the Group, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facilities, without repaying all of the Group’s indebtedness in full, or to allow the Group’s largest shareholders to reduce their shareholding in GasLog below specified thresholds.

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

Compliance with the loan financial covenants is required to be reported to the Group’s lenders on a semi-annual basis while compliance with the NOK 2024 Bonds and the 2029 Notes covenants is required to be reported on a quarterly basis. The Group was in compliance with all financial covenants as of December 31, 2023.

Debt Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2023 based on their repayment schedules:

As of December 31,
2023
Not later than one year	108,985
Later than one year and not later than three years	50,662
Later than three years and not later than five years	2,302,785
Later than five years	643,769
Total	3,106,201

The weighted average interest rate for the outstanding credit facilities and bonds for the year ended December 31, 2023 was 7.1% (December 31, 2022: 4.3%) excluding the fixed interest rate for the interest rate swaps where hedge accounting is not applicable (Note 26).

After excluding the unamortized deferred loan issuance costs the carrying amount of the Group’s debt recognized in the consolidated financial statements approximates its fair value since the debt bears interest at a variable interest rate.

14. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2022	2023
Unearned revenue	71,228	66,414
Accrued off-hire	4,490	4,232
Accrued purchases	10,662	7,819
Accrued interest	43,712	35,856
Other accruals	36,840	294,970
Total	166,932	409,291

As of December 31, 2023, an amount of $257,910 is included in Other accruals which relates to the sale proceeds of the Alexandroupolis, already received by the Company and the respective imputed interest (Note 6).

The unearned revenue represents charter hires received in advance in December 2023 relating to the hire period of January 2024 for 27 vessels (December 2022: 29 vessels).

15. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2021	2022	2023
Crew and vessel management employee costs	103,936	107,639	95,140
Technical maintenance expenses	37,996	36,844	44,909
Other vessel operating expenses	24,500	26,108	22,741
Total	166,432	170,591	162,790

16. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2021	2022	2023
Brokers’ commissions on revenue	8,363	9,676	9,922
Bunkers’ consumption and other voyage expenses	11,067	4,584	4,585
Total	19,430	14,260	14,507

Bunkers’ consumption and other voyage expenses represent mainly bunkers consumed during vessels’ unemployment and off-hire (including bunkers consumed during dry-docking).

17. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2021	2022	2023
Employee costs	16,079	18,343	12,691
Share-based compensation (Note 22)	3,032	760	1,357
Amortization of long-term employee benefits	684	2,332	3,272
Other expenses	23,518	13,572	17,614
Total	43,313	35,007	34,934

On April 1, 2021, the Company granted $3,355 of cash settled awards to selected employees, in consideration of their key roles in the Company’s operations and their continuing commitment to its success. This grant will be settled in cash three years after the grant date, i.e., in April 2024. It is subject to the employees’ continuing employment with the Company.

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

On April 1, 2023, the Company granted $5,976 of cash settled awards to selected employees, in consideration of their key roles in the Company’s operations and their continuing commitment to its success. This grant will be settled 25% on each of the first and second anniversary (April 1 of 2024 and 2025, respectively) and 50% on the third anniversary (April 1, 2026), without performance conditions. This grant is subject to the employees’ continuing employment with the Company. These obligations are measured as the present value of expected future payments to be made with any unwind in the discount reflected in the consolidated statement of profit or loss. The expense of the period is included in Amortization of long-term employee benefits in the table above.

Other expenses include legal and professional costs relating to the Transaction of $4,344 for the year ended December 31, 2023. Other expenses include legal and professional costs relating to the 2021 Transaction of $136 for the year ended December 31, 2022 and $10,698 for the year ended December 31, 2021.

18. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2021	2022	2023
Revenues from long-term fleet	541,738	536,334	544,320
Revenues from spot fleet	266,776	378,439	372,952
Revenues from vessel management services	1,063	852	759
Total	809,577	915,625	918,031

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

The technical management service components of revenue from time charters (Revenues from long-term fleet and Revenues from spot fleet) during the years ended December 31, 2021, 2022 and 2023 were $176,087, $184,191 and $173,056. These figures are not readily quantifiable as the Group’s contracts (under time charter arrangements) do not separate these components. The service component amounts are estimated based on the amounts of the vessel operating expenses for each year, using the “cost plus margin” approach.

Payments received include payments for the service components in these time charter arrangements.

19. Financial Income and Costs

An analysis of financial income and costs is as follows:

	For the year ended December 31,
	2021	2022	2023
Financial Income
Interest income	142	4,118	14,879
Total financial income	142	4,118	14,879
Financial Costs
Amortization and write-off of deferred loan/bond issuance costs/premium and discount	20,286	15,936	42,418
Interest expense on loans	82,325	119,339	188,370
Interest expense on bonds and realized loss on CCSs	34,766	33,788	35,827
Interest expense on leases	10,269	13,639	17,227
Other financial costs, net	19,309	1,973	3,226
Total financial costs	166,955	184,675	287,068

Other financial costs, net includes an amount of $15,718 for the year ended December 31, 2021, relating to fees (bank consent, legal fees, etc.) to obtain the third-party consents and waivers in connection with the de-listing of the Group’s shares from NYSE after the consummation of the 2021 Transaction.

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

21. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	As of December 31,
	2022	2023
Dividends receivable from associate (Note 5)	—	250
Other receivables	61	22
Total	61	272

Current Liabilities

Amounts due to related parties

	As of December 31,
	2022	2023
Ship management creditors	14	181
Amounts due to related parties	26	196

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $196 as of December 31, 2023 (December 31, 2022: $26) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

As of December 31, 2023, GasLog has issued a letter of credit of EUR7,410 to GasLog Cyprus Investments Ltd., a wholly owned subsidiary of GasLog and a 20% shareholder in Gastrade, in connection with the development of an FSRU (Note 6).

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2021, 2022 and 2023:

			Statement of
	Company	Details	income account	2021	2022	2023
(a)	Egypt LNG Shipping Ltd.	Vessel management services	Revenues	(703)	(703)	(703)
(b)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	593	647	623
(b)	Nea Dimitra Property	Office rent	Financial costs/Depreciation	780	717	556
(c)	Seres S.A.	Catering services	General and administrative expenses	306	326	388
(c)	Seres S.A.	Consultancy services	General and administrative expenses	65	51	54
(d)	Unisea Maritime Ltd.	Professional services	General and administrative expenses	—	—	8
(e)	Blenheim Holdings Ltd.	Professional services	General and administrative expenses	—	1	—
(f)	Gastrade (Note 5)	Interest on subordinated loan	Financial income	—	—	(336)
(a)	One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.
(b)	Through its subsidiaries, GasLog LNG Services Ltd., GasLog Hellas-1 Special Maritime Enterprise and GasLog Hellas-2 Special Maritime Enterprise, the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh kai Emporikh S.A. (“Nea Dimitra Property”).
(c)	GasLog LNG Services Ltd. has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services Ltd. has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus.

Compensation of key management personnel

The remuneration of directors and key management was as follows:

	For the year ended December 31,
	2021	2022	2023
Remuneration	4,815	5,719	4,379
Short-term benefits	79	56	16
Amortization of long-term employee benefits	537	1,940	2,658
Expense recognized in respect of share-based compensation	1,225	713	1,282
Total	6,656	8,428	8,335

22. Share-Based Compensation

Omnibus Incentive Compensation Plan

GasLog had granted to executives, managers and certain employees of the Group, Restricted Stock Units (“RSUs”), Stock Appreciation Rights or Stock Options (collectively, the “SARs”) and Performance Stock Units (“PSUs”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”).

Following the consummation of the 2021 Transaction, the previously unvested RSUs and PSUs vested; the PSUs vested assuming 100% achievement of performance conditions. In addition, all SARs have been cancelled and replaced by cash consideration.

GasLog Partners has granted to its executives RCUs and PCUs in accordance with the GasLog Partners’ Plan.

The details of the granted awards are presented in the following table:

			Fair value at
Awards	Number	Grant date	grant date
RCUs	98,255	April 1, 2021	$2.75
PCUs	98,255	April 1, 2021	$2.75
RCUs	21,663	September 14, 2021	$4.09
PCUs	21,663	September 14, 2021	$4.09
RCUs	113,793	April 1, 2022	$5.80
RCUs	87,919	April 3, 2023	$8.36

Following the completion of the Transaction, the previously unvested RCUs and PCUs vested. The PCUs vested with performance goals deemed achieved based on actual achievement as of immediately prior to the Effective Time.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price and was not further adjusted since the holders were entitled to cash distributions.

Movement in RCUs and PCUs

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2022	203,912	1.86	674
Granted during the year	113,793	—	660
Vested during the year	(70,620)	—	(317)
Outstanding as of December 31, 2022	247,085	1.49	1,017
Granted during the year	87,919	—	735
Vested during the year	(335,004)	—	(1,752)
Outstanding as of December 31, 2023	—	—	—
PCUs
Outstanding as of January 1, 2022	203,912	1.86	674
Vested during the year	(65,044)	—	(189)
Forfeited during the year	(5,576)	—	(128)
Outstanding as of December 31, 2022	133,292	0.84	357
Vested during the year	(50,557)	—	(146)
Forfeited during the year	(82,735)	—	(211)
Outstanding as of December 31, 2023	—	—	—

The total expense recognized in respect of share-based compensation for the year ended December 31, 2023 was $1,357 (December 31, 2022: $760 and December 31, 2021: $3,032). The total accrued cash distribution as of December 31, 2023 is nil (December 31, 2022: $56).

23. Commitments

(a)Commitments relating to the vessels under construction (Note 6) on December 31, 2023 payable to Hanwha were as follows:

As of December 31,
2023
Not later than one year	330,531
Later than one year and not later than three years	246,196
Total	576,727

All installments, including the delivery installment but excluding the part of the initial installments that were already paid by the Company to the shipyard, will be paid directly to Hanwha by CMBFL according to the terms of the 4xNB SLBs (Note 13). The delivery installment is subject to a fair market value test.

(b)Commitments relating to the vessels under construction (Note 6) on December 31, 2023 payable to Seatrium not later than one year were $12,224.
(c)Future minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 7) as of December 31, 2023 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31,
2023
Not later than one year	636,781
Later than one year and not later than two years	505,618
Later than two years and not later than three years	379,600
Later than three years and not later than four years	304,316
Later than four years and not later than five years	203,687
Later than five years	138,591
Total	2,168,593

Future minimum lease payments receivable disclosed in the above table exclude the lease payments of the vessels that are under construction as of December 31, 2023 (Note 6). For these vessels, the following charter party agreements have been signed:

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

(d)In October 2021, GasLog LNG Services entered into long term service agreements with Hyundai Global Service Europe B.V. (“Hyundai”) in respect of six of GasLog’s vessels. The agreement covers the supply of spare parts and/or services to maintain the engines of these vessels for a period of five years.

(e)Other Guarantees:

As of December 31, 2023, GasLog LNG Services Ltd. has provided bank guarantees as follows:

●	Up to $250 to third parties relating to the satisfactory performance of its ship management activities;
●	Bank guarantee of $10 to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.
●	Bank guarantee of $338 relating to the United Kingdom Mutual Steamship Assurance Association Limited relating to the punctual payment in the event a supplementary call is levied for policy years in which GasLog vessels were entered with the club.
●	Bank guarantee of $20 to the seamen pension fund.

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

Market risk

Interest rate risk: The Group is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Group’s results of operations and its ability to service its debt. The Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize risks associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2023, the Group has not economically hedged its variable rate interest exposure relating to its existing credit facilities and bonds. As of December 31, 2022, the Group had economically hedged 30.7% of its variable rate interest exposure relating to its existing credit facilities and the bonds by swapping the variable rate to a fixed rate.

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2023 was $2,816,428. As an indication of the extent of our sensitivity to interest rate changes, an increase in SOFR of 10 basis points would increase the annual interest expense on the un-hedged portion of the Group’s loans by approximately $2,667 (December 31, 2022: $2,076 and December 31, 2021: $1,942).

Interest rate sensitivity analysis: The Group had no interest rate swaps as of December 31, 2023. The fair value of the interest rate swaps as of December 31, 2022 was estimated as a net asset of $35,486.

The interest rate swap agreements described below were subject to market risk as they were recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2022, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to $1,937 (December 31, 2021: $3,187) affecting Gain on derivatives in the respective reporting dates.

Other price risk: The decrease in the fair value of Egypt LNG Shipping Ltd., in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values, could negatively impact the value of the Group’s investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s subsidiaries’ functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in EUR. Specifically, for the year ended December 31, 2023, $146,037 of the operating and administrative expenses were denominated in EUR (December 31, 2022: $134,883 and December 31, 2021: $126,988). As of December 31, 2023, $24,471 of the Group’s outstanding trade payables and accruals were denominated in EUR (December 31, 2022: $29,343). The Group is also exposed in currency risk in relation to our NOK 2024 Bonds (Note 13).

The Group has entered into CCSs (Note 26) to hedge its currency exposure from the NOK 2024 Bonds and forward foreign exchange contracts to hedge its currency exposure from payments in EUR and Singapore dollars (“SGD”). In addition, management monitors exchange rate fluctuations on a continuous basis. As an indication of the extent of the Group’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased the Group’s profit and cash flows during the year ended December 31, 2023 by $14,604, based upon its expenses during the year (December 31, 2022: $13,488 and December 31, 2021: $12,699).

Interest rate risk on NOK 2024 Bonds (cash flow hedge): The Group uses approved instruments such as CCSs, in order to reduce the variability of the cash flows associated with the functional currency equivalent interest and principal of the NOK 2024 Bonds as well as changes in the cash flows associated with changes in the currency rates and is therefore exposed to the following interest rate benchmarks within its hedge accounting relationship.

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

In May 2023, GasLog amended the ISDA agreements of its then outstanding swaps in order to transition away from LIBOR, incorporating ISDA standard provisions for three-month daily compounding SOFR which became effective upon LIBOR cessation.

Below are details of the hedging instruments and hedged item in scope of the IFRS 9 amendments due to interest rate benchmark reform, by hedge type. The terms of the hedged item match those of the corresponding hedging instruments.

Hedge type	Instrument type	Counterparty	Maturing in	Notional amount	Hedged item
	Receive 3-month NIBOR, pay 3-month daily non-cumulative compounded SOFR floating CCS	DNB	Nov 2024	$32,850
Cash flow hedges	Receive 3-month NIBOR, pay 3-month non-cumulative compounded SOFR floating CCS	SEB	Nov 2024	$32,850	NOK 2024 Bonds of the same maturity and notional of the CCSs.
	Receive 3-month NIBOR, pay 3-month non-cumulative compounded SOFR floating CCS	Nordea	Nov 2024	$32,850
			Total	$98,550

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

	Weighted
	average
	effective	Less
	interest	than 1
	rate	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2022
Trade accounts payable		$18,848	877	—	—	—	19,725
Amounts due to related parties		26	—	—	—	—	26
Other payables and accruals*		37,471	31,797	25,352	—	—	94,620
Other non-current liabilities*		—	—	—	1,458	1,402	2,860
Variable interest loans	6.41%	35,718	126,423	288,527	2,288,419	929,869	3,668,956
Bonds		—	1,808	26,819	200,005	350,873	579,505
Lease liabilities		5,350	10,192	45,989	197,221	150,504	409,256
Total		$97,413	171,097	386,687	2,687,103	1,432,648	4,774,948
December 31, 2023
Trade accounts payable		$22,496	280	—	—	—	22,776
Amounts due to related parties		196	—	—	—	—	196
Other payables and accruals*		24,802	36,358	22,425	—	—	83,585
Other non-current liabilities*		—	—	—	226	1,683	1,909
Variable interest loans	7.48%	6,999	21,722	174,409	3,130,006	433,617	3,766,753
Bonds		—	1,945	114,948	93,000	310,915	520,808
Lease liabilities		7,474	14,473	64,756	232,859	134,382	453,944
Total		$61,967	74,778	376,538	3,456,091	880,597	4,849,971
*	Non-financial liabilities are excluded.

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Group’s expected cash flows for its derivative financial instruments. The tables have been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1
	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2022
Interest rate swaps	4,711	—	18,398	14,174	319	37,602
Cross currency swaps	—	(363)	(2,229)	(5,964)	—	(8,556)
Forward foreign exchange contracts	136	1,311	1,163	—	—	2,610
Total	4,847	948	17,332	8,210	319	31,656
December 31, 2023
Cross currency swaps	—	(602)	(11,162)	—	—	(11,764)
Forward foreign exchange contracts	112	232	1,183	428	—	1,955
Total	112	(370)	(9,979)	428	—	(9,809)

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss and arises from cash and cash equivalents, short-term cash deposits, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including trade and other receivables and dividends receivable and other amounts due from related parties. The Group is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Group currently deals primarily with financial institutions and customers with high credit ratings.

	As of December 31,
	2022	2023
Cash and cash equivalents	368,286	221,371
Short-term cash deposits	36,000	10,000
Trade and other receivables	22,897	36,718
Dividends receivable and other amounts due from related parties	61	272
Derivative financial instruments	38,608	2,093

For the year ended December 31, 2023, 30.2% of the Group’s revenue was earned from Shell plc (December 31, 2022 and December 31, 2021, 31.0% and 38.0%, respectively) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparties. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2023. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counterparties.

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

The Group monitors capital using a gearing ratio, defined under certain of the Group’s credit facilities as total debt and derivative financial instruments divided by total equity plus total debt and derivative financial instruments (Note 13). The gearing ratio is calculated as follows:

	As of December 31,
	2022	2023
Borrowings, current portion	294,977	107,917
Borrowings, non-current portion	3,004,767	2,944,987
Lease liabilities, current portion	48,548	70,979
Lease liabilities, non-current portion	287,828	312,446
Derivative financial instruments, current liability	2,834	11,202
Derivative financial instruments, non-current liability	5,498	—
Derivative financial instruments, current assets	(25,383)	(1,675)
Derivative financial instruments, non-current assets	(13,225)	(418)
Total debt	3,605,844	3,445,438
Total equity	1,721,778	1,386,399
Total debt and equity	5,327,622	4,831,837
Gearing ratio	67.7%	71.3%

26. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of December 31,
	2022	2023
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	35,486	—
Forward foreign exchange contracts	3,122	2,093
Total	38,608	2,093
Derivative financial instruments, current assets	25,383	1,675
Derivative financial instruments, non-current assets	13,225	418
Total	38,608	2,093

The fair value of the derivative liabilities is as follows:

	As of December 31,
	2022	2023
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Forward foreign exchange contracts	320	120
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	8,012	11,082
Total	8,332	11,202
Derivative financial instruments, current liability	2,834	11,202
Derivative financial instruments, non-current liability	5,498	—
Total	8,332	11,202

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the SOFR/LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

In May 2023, GasLog amended the ISDA agreements of its then outstanding swaps in order to transition away from LIBOR, incorporating ISDA standard provisions for three-month daily compounding SOFR which became effective upon LIBOR cessation.

In May and June 2023, GAS-twenty seven Ltd. amended the ISDA agreements of its then outstanding swaps with DNB and ING in order to transition away from LIBOR, incorporating ISDA standard provisions for three-month daily compounding SOFR which became effective upon LIBOR cessation.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
				Original
		Trade	Effective	Termination	Fixed Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2022	2023 (1), (2)
GasLog	Nordea Bank Finland (“Nordea”)	May 2018	July 2020	July 2026	3.070%	66,667	N/A
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	N/A
GasLog	SEB	May 2018	July 2020	July 2024	3.025%	50,000	N/A
GAS-twenty seven Ltd.	DNB	July 2020	July 2020	July 2024	3.146%	48,889	N/A
GAS-twenty seven Ltd.	ING	July 2020	July 2020	July 2024	3.24%	24,444	N/A
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	N/A
GasLog	HSBC	May 2018	Apr 2018	July 2024	2.475%	33,333	N/A
GasLog	ABN	June 2021	Apr 2021	July 2025	2.550%	33,333	N/A
GasLog	Citibank Europe Plc. (“CITI”)	May 2018	July 2020	July 2024	3.082%	30,000	N/A
GasLog	CITI	May 2018	July 2021	July 2025	3.095%	30,000	N/A
GasLog	SEB	December 2018	October 2018	July 2026	2.745%	50,000	N/A
GasLog	Nordea	December 2018	October 2018	July 2028	2.793%	66,667	N/A
GasLog	DNB	December 2018	January 2019	July 2025	2.685%	73,333	N/A
GasLog	SEB	December 2018	July 2020	July 2024	2.958%	50,000	N/A
GasLog	ING	May 2020	July 2020	July 2024	3.127%	100,000	N/A
GAS-twenty seven Ltd.	DNB	July 2020	April 2020	April 2025	3.069%	40,000	N/A
GAS-twenty seven Ltd.	ING	July 2020	July 2020	April 2025	3.176%	20,000	N/A
GAS-fifteen Ltd.	NBG	September 2020	October 2020	July 2025	1.795%	79,790	N/A
					Total	936,456	N/A
(1)	In August 2023, the Group terminated all interest rate swaps held for trading originally maturing between 2024 and 2028 with an aggregate notional amount of $856,666, receiving an amount of $32,083.

(2)	In January 2023, GAS-fifteen Ltd. terminated the interest rate swap with NBG originally maturing in July 2025, with GAS-fifteen Ltd. receiving an amount of $3,706.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2023 amounted to a net gain of $303 (December 31, 2022: $88,678 net gain, December 31, 2021: $60,663 net gain), which was recognized against profit or loss in the period incurred and is included in Gain on derivatives. During the year ended December 31, 2023, the net gain of $303 derived from changes in the SOFR/LIBOR curve.

Cross currency swap agreements

The Group entered into CCSs which converted the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity with respect to the NOK 2024 Bonds and maintains CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a floating interest rate and principal on maturity with respect to NOK 2024 Bonds, in order to hedge the Group’s exposure to fluctuations deriving from NOK.

The CCSs are designated as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
		Trade	Effective	Termination	Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2022	2023
GasLog	DNB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog	SEB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog	Nordea	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
					Total	98,550	98,550

For the year ended December 31, 2023, the effective portion of changes in the fair value of CCSs amounting to a loss of $5,878 has been recognized in Other comprehensive (loss)/income (December 31, 2022: $11,711 loss, December 31, 2021: $3,086 loss). For the year ended December 31, 2023, a loss of $3,049 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (December 31, 2022: $883 loss, December 31, 2021: $259 gain). Additionally, for the year ended December 31, 2023, a gain of $2,624 was recognized in Other comprehensive (loss)/income in relation to the retranslation of the NOK Bonds in USD as of December 31, 2023 (December 31, 2022: $11,212 gain, December 31, 2021: $3,184 gain).

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

The principal terms of the forward foreign exchange contracts held for trading which remain open and unsettled as of December 31, 2023 are as follows:

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	contracts	Settlement Dates	(EUR/USD)	(in thousands)
GasLog	ABN	May 2023	3	January - March 2024	1.0945 - 1.0965	€3,000
GasLog	DNB	May 2023	6	January - June 2024	1.0995	€3,000
GasLog	ING Bank N.V., Amsterdam	May 2023	2	April - May 2024	1.0985 -1.0992	€2,000
GasLog	Societe Generale/Paris	May 2023	4	January - March, June 2024	1.1001 - 1.1017	€4,000
GasLog	ING Bank N.V., Amsterdam	June 2023	3	January - March 2024	1.0820 - 1.0845	€(3,000)
GasLog	Nordea Bank Abp	June 2023	6	January - June 2024	1.0884	€9,000
GasLog	ING Bank N.V., Amsterdam	July 2023	6	January - March 2024	1.1078 - 1.1215	€6,000
GasLog	ABN	August 2023	3	October - December 2024	1.1011 - 1.1043	€6,000
GasLog	Citibank Europe PLC UK	August 2023	9	January - September 2024	1.0949 - 1.1073	€18,000
GasLog	Societe Generale/Paris	August 2023	6	January - June 2024	1.1017 - 1.1096	€6,000
GasLog	ING Bank N.V., Amsterdam	September 2023	6	July - December 2024	1.0710 - 1.0789	€9,000
GasLog	ING Bank N.V., Amsterdam	November 2023	2	February - March 2024	1.0890 - 1.0904	€6,000
GasLog	Societe Generale/Paris	November 2023	3	January, April - May 2024	1.0878 - 1.0935	€3,000
GasLog	Citibank Europe PLC UK	December 2023	3	June - August 2024	1.0866 - 1.0902	€6,500
GasLog	DNB	December 2023	3	July - September 2024	1.0885 - 1.0898	€6,500
GasLog	ING Bank N.V., Amsterdam	December 2023	6	March, July, September 2024 and January - March 2025	1.0791 - 1.0999	€10,000
GasLog	Nordea Bank Abp	December 2023	5	March - May 2024 and January - February 2025	1.0816 - 1.1004	€9,500
GasLog	Societe Generale/Paris	December 2023	4	September 2024 and January - March 2025	1.0887 - 1.1004	€7,000
					Total	€111,500

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	contracts	Settlement Dates	(USD/SGD)	(in thousands)
GasLog	ING Bank N.V., Amsterdam	June 2023	1	January 2024	1.3351	S$	3,000
GasLog	Societe Generale/Paris	June 2023	1	January 2024	1.3352	S$	3,000
GasLog	Citibank Europe PLC UK	June 2023	1	January 2024	1.3350	S$	3,000
GasLog	Citibank Europe PLC UK	August 2023	10	February – November 2024	1.3178 - 1.3351	S$	1,500
					Total	S$	10,500

Apart from the abovementioned contracts the Group did not enter any other forward foreign exchange contracts, while 146 contracts expired with staggered maturities from January to December 2023.

The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2023. The change in the fair value of these contracts for the year ended December 31, 2023 amounted to a net loss of $829 (for the year ended December 31, 2022: $3,731 net gain, December 31, 2021: $1,256 net loss), which was recognized against profit or loss in the year incurred and is included in Gain on derivatives.

An analysis of Gain on derivatives is as follows:

	For the year ended December 31,
	2021	2022	2023
Unrealized gain/(loss) on derivative financial instruments held for trading	59,407	92,409	(526)
Realized (loss)/gain on interest rate swaps held for trading	(35,585)	(12,065)	11,287
Realized (loss)/gain on forward foreign exchange contracts held for trading	(1,137)	(5,935)	2,491
Ineffective portion of cash flow hedges	(5)	398	(241)
Total	22,680	74,807	13,011

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

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate swaps and CCSs. The interest rate swaps, the forward foreign exchange contracts and the CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. The cash and cash equivalents meet Level 1 classification. There were no financial instruments in Level 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels provided by IFRS 13 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

27. Cash Flow Reconciliations

The reconciliation of the Group’s financing activities for the three years ended December 31, 2023 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

		Other		Deferred
		comprehensive	Non-cash	financing
	Cash flows	income	items	costs, assets	Borrowings
January 1, 2021					3,773,221
Proceeds from loans	471,867	—	—	—	471,867
Loans and bond repayments	(592,463)	—	—	—	(592,463)
Additions in deferred loan fees	(13,437)	—	297	1,254	(11,886)
Deferred loan fees received	379	—	—	—	379
Amortization and write-off of deferred loan/bond issuance costs/premium and discount (Note 19)	—	—	20,286	—	20,286
Retranslation of the NOK 2024 Bonds in USD	—	(3,184)	—	—	(3,184)
December 31, 2021					3,658,220
Proceeds from loans and bonds, net of discount	374,659	—	—	—	374,659
Loans and bond repayments	(729,849)	—	—	—	(729,849)
Additions in deferred loan fees	(5,188)	—	(6,036)	3,214	(8,010)
Amortization and write-off of deferred loan/bond issuance costs/premium and discount (Note 19)	—	—	15,936	—	15,936
Retranslation of the NOK 2024 Bonds in USD	—	(11,212)	—	—	(11,212)
December 31, 2022					3,299,744
Proceeds from loans	2,431,355	—	—	—	2,431,355
Loans and bond repayments	(2,676,420)	—	—	—	(2,676,420)
Additions in deferred loan fees	(40,756)	—	(129)	(683)	(41,568)
Amortization and write-off of deferred loan/bond issuance costs/premium and discount (Note 19)	—	—	42,418	—	42,418
Retranslation of the NOK 2024 Bonds in USD	—	(2,624)	(1)	—	(2,625)
December 31, 2023					3,052,904

A reconciliation of derivatives arising from financing activities is as follows:

		Other
	Cash	comprehensive	Non-cash	Net derivative
	flows	loss	items	(liabilities)/assets
January 1, 2021				(107,760)
Unrealized gain on derivative financial instruments held for trading (Note 26)	—	—	59,407	59,407
Ineffective portion of cash flow hedges (Note 26)	—	—	(5)	(5)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(3,345)	—	(3,345)
December 31, 2021				(51,703)
Unrealized gain on derivative financial instruments held for trading (Note 26)	—	—	92,409	92,409
Ineffective portion of cash flow hedges (Note 26)	—	—	398	398
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(10,828)	—	(10,828)
December 31, 2022				30,276
Unrealized loss on derivative financial instruments held for trading (Note 26)	—	—	(526)	(526)
Ineffective portion of cash flow hedges (Note 26)	—	—	(241)	(241)
Proceeds from interest rate swaps termination	(35,789)	—	—	(35,789)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(2,829)	—	(2,829)
December 31, 2023				(9,109)

A reconciliation of lease liabilities arising from financing activities is as follows:

	Cash flows	Non-cash items	Lease liabilities
January 1, 2021			196,170
Interest expense on leases (Note 19)	—	10,269	10,269
Additions	—	121,520	121,520
Payments for interest	(10,269)	—	(10,269)
Principal elements of lease payments	(14,843)	3	(14,840)
December 31, 2021			302,850
Interest expense on leases (Note 19)	—	13,639	13,639
Additions	—	75,788	75,788
Payments for interest	(13,639)	—	(13,639)
Principal elements of lease payments	(42,262)	—	(42,262)
December 31, 2022			336,376
Interest expense on leases (Note 19)	—	17,227	17,227
Additions	—	109,907	109,907
Payments for interest	(17,227)	—	(17,227)
Principal elements of lease payments	(62,858)	—	(62,858)
December 31, 2023			383,425

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

GasLog Partners did not qualify for this exemption for the three years ended December 31, 2023. During the year ended December 31, 2023, the estimated U.S. source gross transportation tax was $1,420 (December 31, 2022: $1,529 and December 31, 2021: $1,357) included in Other payables and accruals and Voyage expenses and commissions.

GasLog expects to qualify for the statutory tax exemption for the year ended December 31, 2023. GasLog has qualified for the statutory tax exemption for the years of 2022 and 2021.

29. Subsequent Events

Total prepayments of $114,500 under the Sustainability Facility have been made in 2024 to date, increasing its availability to $611,681.

On February 14, 2024, the board of directors declared a quarterly cash dividend of $0.25 per common share, paid on February 16, 2024, to shareholders of record as of February 15, 2024.

On March 6, 2024, the board of directors declared a dividend on the Preference Shares of $0.546875 per share, payable on April 1, 2024, to holders of record as of March 31, 2024.